Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181250

5500 Wayzata Boulevard, Suite 800

Minneapolis, Minnesota 55416

Dear Fellow Shareholders:

As previously announced, Pentair, Inc., which we refer to as Pentair, and Tyco International Ltd., which we refer to as Tyco, have entered into a merger agreement under which Tyco’s flow control business, which we refer to as the Tyco Flow Control Business, will combine with Pentair. Prior to the closing of the proposed merger, Tyco will cause specified assets and liabilities used in the Tyco Flow Control Business to be conveyed to its wholly owned subsidiary, Tyco Flow Control International Ltd., which we refer to as New Pentair, and will change such subsidiary’s name to Pentair Ltd. Tyco will then spin off New Pentair to Tyco shareholders by distributing all the New Pentair common shares owned by Tyco to Tyco shareholders. Immediately after the spin-off, Panthro Merger Sub, Inc., a newly formed, indirect subsidiary of New Pentair, will merge with and into Pentair, with Pentair surviving the merger as a wholly owned, indirect subsidiary of New Pentair. We refer to such merger as the Merger. As a result of the Merger, Pentair shareholders will receive one newly issued common share of New Pentair for every Pentair common share they hold at the time of the Merger. At the close of the Merger, former Pentair shareholders will own approximately 47.5% of New Pentair common shares and Tyco shareholders will own approximately 52.5% of New Pentair common shares, each on a fully-diluted basis (excluding treasury shares). We anticipate that New Pentair common shares will be traded on the New York Stock Exchange under the ticker symbol “PNR”, Pentair’s current ticker symbol. Pentair shareholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger.

After careful consideration, our board of directors has determined that the merger agreement and the Merger are in the best interests of Pentair and its shareholders and has unanimously approved and authorized the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby. You will be asked to vote on a proposal to approve the merger agreement and the transactions contemplated thereby and all other actions or matters necessary or appropriate to give effect to the merger agreement and the transactions contemplated thereby, which we refer to as the Merger Agreement proposal, a non-binding, advisory proposal to approve the compensation that may be paid or become payable to Pentair’s named executive officers in connection with the Merger, which we refer to as the compensation proposal, and a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Merger Agreement proposal, which we refer to as the meeting adjournment proposal, at a special meeting of Pentair shareholders to be held on September 14, 2012, at The Metropolitan Ballroom, 5418 Wayzata Blvd., Golden Valley, Minnesota at 9:00 a.m. local time. Our board of directors unanimously recommends that you vote FOR the Merger Agreement proposal, FOR the compensation proposal and FOR the meeting adjournment proposal.

Your vote is very important, regardless of the number of shares you own. We cannot complete the Merger unless the merger agreement is approved by our shareholders at the special meeting, which requires the affirmative vote of a majority of the Pentair common shares entitled to vote at the special meeting. Only shareholders who owned Pentair common shares at the close of business on July 27, 2012 will be entitled to vote at the special meeting. Whether or not you plan to be present at the special meeting, please complete, sign, date and return your proxy card in the enclosed envelope, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the internet as described in the instructions included with your proxy card. If you hold your shares in “street name,” you should instruct your broker how to vote your shares in accordance with your voting instruction form.

This proxy statement/prospectus explains the Merger, the merger agreement and the transactions contemplated thereby and provides specific information concerning the special meeting. Please review this document carefully. You should carefully consider, before voting, the matters discussed under the heading “Risk Factors” beginning on page 34 of this proxy statement/prospectus.

On behalf of our board of directors, I thank you for your support and appreciate your consideration of this matter.

Cordially,

Randall J. Hogan

Chairman and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the transactions described in this proxy statement/prospectus, including the Merger, or the New Pentair common shares to be issued pursuant to the merger agreement, or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is August 3, 2012 and it is being mailed to Pentair shareholders on or about August 6, 2012.

PENTAIR, INC.

Notice of Pentair Special Meeting

To the Shareholders of Pentair, Inc.:

NOTICE IS HEREBY GIVEN of a special meeting of shareholders of Pentair, Inc., a Minnesota corporation (“Pentair”), which will be held on September 14, 2012, at The Metropolitan Ballroom, 5418 Wayzata Blvd., Golden Valley, Minnesota at 9:00 a.m., local time, for the following purposes:

1.	to vote on a proposal to approve the Merger Agreement, dated as of March 27, 2012, among Tyco International Ltd., Tyco Flow Control International Ltd., Panthro Acquisition Co., Panthro Merger Sub, Inc. and Pentair, as amended by Amendment No. 1, dated as of July 25, 2012 (the “Merger Agreement”), copies of which are attached to this proxy statement/prospectus as Annex A, and the transactions contemplated thereby and all other actions or matters necessary or appropriate to give effect to the Merger Agreement and the transactions contemplated thereby, which we refer to as the Merger Agreement proposal;

2.	to vote on a non-binding, advisory proposal to approve the compensation that may be paid or become payable to Pentair’s named executive officers in connection with the Merger, which we refer to as the compensation proposal; and

3.	to vote on a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Merger Agreement proposal, which we refer to as the meeting adjournment proposal.

The approval of the proposal set forth in item 1 above is required for completion of the Merger. Pentair will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof.

Pentair has fixed the close of business on July 27, 2012 as the record date for the special meeting. Only Pentair shareholders of record as of the record date are entitled to receive notice of, and to vote at, the special meeting or any adjournment or postponement thereof.

THE PENTAIR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND AUTHORIZED THE EXECUTION, DELIVERY AND PERFORMANCE OF THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY RECOMMENDS THAT PENTAIR SHAREHOLDERS VOTE FOR THE MERGER AGREEMENT PROPOSAL, FOR THE COMPENSATION PROPOSAL AND FOR THE MEETING ADJOURNMENT PROPOSAL.

Your vote is very important. Whether or not you expect to attend the special meeting in person, to ensure your representation at the special meeting, we urge you to authorize the individuals named on your proxy card to vote your shares as promptly as possible by (1) accessing the internet site listed on the proxy card, (2) calling the toll-free number listed on the proxy card or (3) submitting your proxy card by mail by using the provided self-addressed, stamped envelope. If you hold your shares in “street name,” you should instruct your broker how to vote your shares in accordance with your voting instruction form. Pentair shareholders may revoke their proxy in the manner described in the accompanying proxy statement/prospectus before it has been voted at the special meeting.

By Order of the Board of Directors,

Angela D. Lageson, Secretary

Minneapolis, Minnesota

August 3, 2012

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Pentair from documents filed with the SEC that have not been included herein or delivered herewith. Pentair files reports (including annual, quarterly and current reports which contain audited financial statements), proxy statements and other information with the SEC. Copies of Pentair’s filings with the SEC are available to investors without charge by request made to Pentair in writing or by telephone with the following contact information or through Pentair’s website at www.pentair.com:

Pentair, Inc.

5500 Wayzata Boulevard, Suite 800

Minneapolis, Minnesota 55416

Attention: Investor Relations Department

(763) 545-1730

IN ORDER TO RECEIVE TIMELY DELIVERY OF THESE MATERIALS, YOU MUST MAKE YOUR REQUESTS NO LATER THAN FIVE BUSINESS DAYS BEFORE THE DATE OF THE SPECIAL MEETING.

You may also obtain printer-friendly versions of Pentair’s SEC reports at http://pentair.com/investors.aspx. However, Pentair is not incorporating the information on Pentair’s website other than the filings listed below into this proxy statement/prospectus or the registration statement. Pentair’s filings with the SEC are available to the public over the internet at the SEC’s website at www.sec.gov, or at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the public reference facilities.

The SEC allows certain information to be “incorporated by reference” into this proxy statement/prospectus. This means that Pentair can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in any document subsequently filed by Pentair that is also incorporated or deemed to be incorporated by reference. This proxy statement/prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC and any future filings by Pentair under section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, from the date of this proxy statement/prospectus to the date the Pentair special meeting is held, except, in any such case, for any information therein which has been furnished rather than filed, which shall not be incorporated herein. Subsequent filings with the SEC will automatically modify and supersede information in this proxy statement/prospectus. These documents contain important information about Pentair and its financial condition.

This proxy statement/prospectus, and the registration statement of which this proxy statement/prospectus forms a part, hereby incorporate by reference the following documents which Pentair has filed with the SEC:

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Pentair’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 21, 2012, as amended by Amendment No. 1 to Pentair’s Annual Report on Form 10-K/A, filed with the SEC on April 13, 2012;

•	Pentair’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, filed with the SEC on April 24, 2012 and July 24, 2012, respectively;

•	Pentair’s Current Reports on Form 8-K, filed with the SEC on March 28, 2012, March 30, 2012, April 24, 2012, April 27, 2012, June 4, 2012 and July 24, 2012; and

•	Pentair’s Proxy Statement on Schedule 14A, filed on March 9, 2012.

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, is not incorporated by reference in this proxy statement/prospectus or the registration statement.

If you are a Pentair shareholder and you have any questions about the proposed transactions, please contact Pentair’s Investor Relations Department at (763) 545-1730.

NONE OF PENTAIR, PANTHRO MERGER SUB, PANTHRO ACQUISITION, TYCO OR NEW PENTAIR HAS AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE PROPOSED TRANSACTIONS OR ABOUT PENTAIR, PANTHRO MERGER SUB, PANTHRO ACQUISITION, TYCO OR NEW PENTAIR THAT DIFFERS FROM OR ADDS TO THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS OR THE DOCUMENTS THAT PENTAIR PUBLICLY FILES WITH THE SECURITIES AND EXCHANGE COMMISSION. THEREFORE, IF ANYONE GIVES YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

IF YOU ARE IN A JURISDICTION WHERE SOLICITATIONS OF A PROXY ARE UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE SOLICITATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS DOES NOT EXTEND TO YOU.

THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE HEREOF. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF SUCH DOCUMENT. ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS DOCUMENT WILL BE DEEMED TO BE MODIFIED OR SUPERSEDED TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS DOCUMENT MODIFIES OR SUPERSEDES THAT STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED WILL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS DOCUMENT. NEITHER THE MAILING OF THIS DOCUMENT TO THE SHAREHOLDERS OF PENTAIR, NOR THE TAKING OF ANY ACTIONS CONTEMPLATED HEREBY BY PENTAIR OR TYCO AT ANY TIME WILL CREATE ANY IMPLICATION TO THE CONTRARY.

ABOUT THIS DOCUMENT

Tyco has supplied all information contained in this proxy statement/prospectus relating to Tyco, New Pentair and the Tyco Flow Control Business. Pentair has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Pentair. Tyco and Pentair have both contributed information relating to the Transactions.

This proxy statement/prospectus forms part of a registration statement on Form S-4 (Registration No. 333-181250) filed by New Pentair with the SEC to register with the SEC New Pentair common shares to be issued pursuant to the Merger. It constitutes a prospectus of New Pentair under Section 5 of the Securities Act of 1933, as amended, and the rules thereunder (the “Securities Act”), with respect to the New Pentair common shares to be issued to Pentair shareholders entitled to New Pentair common shares in the Merger. It also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”), and a notice of meeting and action to be taken with respect to the Pentair special meeting of shareholders at which Pentair shareholders will consider and vote on the proposal to approve the Merger Agreement and the transactions contemplated thereby and all other actions or matters necessary or appropriate to give effect to the Merger Agreement and the transactions contemplated thereby.

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HELPFUL INFORMATION

In this document:

“2012 Tax Sharing Agreement” refers to the tax sharing agreement to be entered into by and among Tyco, New Pentair and ADT, the form of which is attached to this proxy statement/prospectus as Annex C;

“ADT” refers to The ADT Corporation, a wholly-owned, indirect subsidiary of Tyco formed to hold its residential and small business security business in the United States and Canada, and, unless otherwise indicated or the context otherwise requires, its combined subsidiaries;

“ADT Distribution” refers to the pro-rata distribution of 100% of the outstanding common stock of ADT to Tyco’s shareholders in the form of a special dividend out of Tyco’s qualifying contributed surplus;

“Ancillary Agreements” refers to the 2012 Tax Sharing Agreement, the Transition Services Agreement, the Licensing Agreements and certain other conveyancing and assumption instruments that are contemplated by the Separation and Distribution Agreement;

“Code” refers to the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder;

“Distribution” refers to the pro-rata distribution of 100% of the outstanding common shares of New Pentair to Tyco’s shareholders in the form of a special dividend out of Tyco’s qualifying contributed surplus;

the “Distributions” refers to both the Distribution and the ADT Distribution;

“Effective Time” refers to the date and time when the Articles of Merger are duly filed with the Secretary of State of the State of Minnesota or such later date or time as is agreed among the parties in writing and specified in the Articles of Merger in accordance with the relevant provisions of the Minnesota Business Corporation Act (the “Minnesota Business Corporation Act”);

“emerging markets” refers to markets consisting of countries characterized by one or more of the following factors: low but growing per-capita income, a move toward a market-based economy, liberalized or liberalizing financial systems, strong natural resource assets and developing infrastructure; the Tyco Flow Control Business believes that this definition of “emerging markets” is generally consistent with definitions used by international banks, financial funds and economic publications;

“fiscal year 2011,” “fiscal year 2010,” “fiscal year 2009,” “fiscal year 2008” and “fiscal year 2007” refer to the Tyco Flow Control Business’ fiscal years ended September 30, 2011, September 24, 2010, September 25, 2009, September 26, 2008 and September 28, 2007 respectively, and “fiscal year 2012” refers to the Tyco Flow Control Business’ fiscal year ending September 28, 2012;

the “general process industries” refers to the chemical and petrochemical processing, food and beverage, marine, pulp and paper, building service, defense, water (with respect to the Tyco Flow Control Business’ Valves & Controls segment only) and other smaller industries;

“HSR Act” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“IRS” refers to the U.S. Internal Revenue Service;

“Licensing Agreements” refers to the transitional trademark license agreement to be entered into by and between Tyco International Services Holding GmbH and New Pentair and the transitional trademark license agreement to be entered into by and between Grinnell, LLC and New Pentair;

“major capital projects” with respect to the Tyco Flow Control Business’ Thermal Controls and Water & Environmental Systems segment refers to projects that exceed $20 million in potential revenue to the Tyco Flow Control Business;

“major manufacturing facilities” refers to manufacturing facilities greater than 50,000 square feet in size;

the “Merger” refers to the merger of Panthro Merger Sub with and into Pentair with Pentair surviving such merger and all transactions contemplated by the Merger Agreement, except the Distribution, and all other actions or matters necessary or appropriate to give effect to the Merger Agreement and the transactions contemplated thereby, except the Distribution;

the “Merger Agreement” refers to the Merger Agreement, dated as of March 27, 2012, among Tyco, New Pentair, Panthro Acquisition, Panthro Merger Sub and Pentair, as amended by Amendment No. 1, dated as of July 25, 2012, copies of which are attached to this proxy statement/prospectus as Annex A;

“MRO” refers to maintenance, repair and overhaul services;

“New Pentair” refers to Tyco Flow Control International, Ltd., a corporation limited by shares (Aktiengesellschaft) organized under the laws of Switzerland and a wholly owned subsidiary of Tyco to which the Tyco Flow Control Business will be transferred, which prior to the Distribution will be re-named Pentair Ltd., and, unless otherwise indicated or the context otherwise requires, its combined subsidiaries;

“New Pentair common shares,” and “New Pentair shares” refer to New Pentair registered shares, nominal value CHF 0.50 per share;

“NYSE” refers to the New York Stock Exchange;

“Organic Growth/(Decline)” refers to the change in the Tyco Flow Control Business’ net revenue, expressed as a percentage, adjusted to exclude currency effects, acquisitions, divestitures and other items such as effects of the 53-week year in fiscal year 2011;

“Panthro Acquisition” refers to Panthro Acquisition Co., a Delaware corporation and a wholly owned subsidiary of New Pentair;

“Panthro Merger Sub” refers to Panthro Merger Sub, Inc., a Minnesota corporation and a wholly owned subsidiary of Panthro Acquisition;

“Pentair” refers to Pentair, Inc., a Minnesota corporation, and, unless otherwise indicated or the context otherwise requires, its consolidated subsidiaries;

“Pentair common shares” and “Pentair shares” refer to Pentair common shares, par value $0.16 2/3 per share;

“SEC” refers to the U.S. Securities and Exchange Commission;

“Separation and Distribution Agreement” refers to the Separation and Distribution Agreement, dated as of March 27, 2012, among Tyco International Ltd., Tyco Flow Control International Ltd. and The ADT Corporation, as amended, a copy of which is attached to this proxy statement/prospectus as Annex B;

the “Spin-off” refers to the Distribution, the transfer to New Pentair of the Tyco Flow Control Business and all other transactions required under the Separation and Distribution Agreement for the consummation of the separation of New Pentair from Tyco;

“Transactions” refers to the Spin-off and the Merger;

“Transition Services Agreement” refers to the transition services agreement to be entered into by Tyco and New Pentair;

“turnkey” refers to a project wherein the final result is provided to the customer ready for immediate use;

“Tyco” refers to Tyco International Ltd., a corporation limited by shares (Aktiengesellschaft) organized under the laws of Switzerland, and, unless otherwise indicated or the context otherwise requires, its combined subsidiaries;

“Tyco common shares” or “Tyco shares” refers to Tyco’s registered shares, nominal value CHF 6.70 per share;

“Tyco Flow Control Business” refers to the flow control business of Tyco;

“Tyco Merger Parties” refers to Tyco, New Pentair, Panthro Acquisition and Panthro Merger Sub;

the “Tyco Proxy Statement” refers to Tyco’s proxy statement related to the Distributions and certain related matters on file with the SEC as it may be amended from time to time;

“United States” or “U.S.” with regards to the business of “ADT” refers to the 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands;

“U.S. GAAP” refers to generally accepted accounting principles in the U.S.; and

references to revenue from particular industries include sales to distributors or other channel participants whose end customers typically operate in those industries.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

The following are some of the questions that Pentair shareholders may have regarding the Transactions, and brief answers to those questions. For more detailed information about the matters discussed in these questions and answers, see “The Transactions” beginning on page 72. These questions and answers, as well as the summary beginning on page 15, are not meant to be a substitute for the information contained in the remainder of this proxy statement/prospectus, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement/prospectus. You are urged to read this proxy statement/prospectus in its entirety prior to making any decision. You should pay special attention to “Risk Factors” beginning on page 34 and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 66.

Q:	What is Pentair?

A:	Pentair refers to Pentair, Inc., a Minnesota corporation.

Q:	What is New Pentair?

A:	New Pentair refers to Tyco Flow Control International Ltd., a wholly owned subsidiary of Tyco, organized under the laws of Switzerland. Prior to the Distribution, New Pentair will be renamed Pentair Ltd. and after the Merger, New Pentair will operate Pentair and the Tyco Flow Control Business. New Pentair will be an independent, publicly-traded company.

Q:	What are the Transactions described in this proxy statement/prospectus?

A:	References to the “Transactions” mean the transactions contemplated by the Merger Agreement and the Separation and Distribution Agreement, which provide for, among other things, the separation of the Tyco Flow Control Business from the other businesses of Tyco and transfer to New Pentair, the distribution of New Pentair common shares to Tyco shareholders, the merger of a wholly owned, indirect subsidiary of New Pentair with and into Pentair and the issuance of New Pentair common shares to Pentair shareholders, as described under “The Transactions” and elsewhere in this proxy statement/prospectus.

Q:	What will happen in the Distribution?

A:	The Distribution is the final step in the separation of the Tyco Flow Control Business from Tyco, which will be accomplished through a series of transactions that will result in New Pentair owning the Tyco Flow Control Business and Tyco shareholders owning New Pentair. The Distribution will be a pro rata distribution of New Pentair common shares by Tyco to holders of Tyco shares.

Q:	What will happen in the Merger?

A:	Immediately following the Distribution, a wholly owned, indirect subsidiary of New Pentair will merge with and into Pentair, with Pentair surviving the Merger as a wholly owned, indirect subsidiary of New Pentair. Upon consummation of the Merger, Pentair will cease to be a publicly-traded company. Upon effectiveness of the Merger, each outstanding Pentair common share will be converted into the right to receive one newly issued share of New Pentair and all converted Pentair common shares will be canceled. When the Merger is complete, approximately 47.5% of the New Pentair common shares will be held by former Pentair shareholders and approximately 52.5% of New Pentair common shares will be held by Tyco shareholders, each on a fully-diluted basis (excluding treasury shares).

Q:	What will Pentair shareholders receive in the Merger?

A:	Holders of Pentair common shares will receive one newly issued common share of New Pentair for each Pentair common share they hold at the time of the Merger. Immediately following the Merger, approximately 47.5% of the New Pentair common shares will be held by former Pentair shareholders on a fully-diluted basis (excluding treasury shares).

Q:	What will Tyco shareholders receive in the Transactions?

A:	In the Distribution, Tyco will distribute all of the outstanding New Pentair common shares on a pro rata basis to holders of Tyco common shares. Holders of Tyco common shares will receive a number of New Pentair common shares determined by a formula based on the number of Pentair and Tyco shares outstanding on a fully-diluted basis (calculated in accordance with the treasury method under U.S. GAAP) at 12:01 a.m. Eastern Standard Time on the distribution date. Based on the number of fully-diluted Pentair and Tyco shares outstanding as of June 30, 2012, the distribution ratio is expected to be approximately 0.24 New Pentair common shares per each Tyco common share. Tyco shareholders will not receive any new shares in the Merger and will continue to hold the New Pentair shares they receive in the Distribution. Although the number of Pentair and Tyco shares outstanding may increase or decrease prior to the distribution date and as a result this distribution ratio may change, it will nonetheless result in Tyco shareholders owning approximately 52.5% of New Pentair common shares on a fully-diluted basis (excluding treasury shares).

Q:	Who will serve as directors of New Pentair following the completion of the Merger?

A:	If the Transactions are completed, New Pentair will have an 11-member board of directors, organized into three classes substantially equivalent in size. The New Pentair board will be comprised of the current board members of Pentair and one additional director who has been selected by Tyco. The current board members of Pentair are: Charles A. Haggerty, Randall J. Hogan, David A. Jones, Leslie Abi-Karam, Jerry W. Burris, Ronald L. Merriman, T. Michael Glenn, David H. Y. Ho, Glynis A. Bryan, and William T. Monahan. Tyco has identified Carol Anthony Davidson as a designee to the New Pentair board of directors.

Q:	Who will serve as the executive officers of New Pentair and manage the business of the combined company following the Merger?

A:	After the Transactions are completed, the current executive officers of Pentair will be the executive officers of New Pentair and will manage the combined business. These officers are Randall J. Hogan as Chief Executive Officer, Michael V. Schrock as President and Chief Operating Officer, John L. Stauch as Executive Vice President and Chief Financial Officer, Frederick S. Koury as Senior Vice President, Human Resources, Angela D. Lageson as Senior Vice President, General Counsel and Secretary, Michael G. Meyer, Vice President of Treasury and Tax, and Mark C. Borin, Corporate Controller and Chief Accounting Officer.

Q:	Do any of Pentair’s directors or executive officers have any interests in the Merger that are different from, or in addition to, my interests as a shareholder?

A:	In considering the recommendation of the Pentair board of directors that Pentair shareholders vote to approve the Merger Agreement and the transactions contemplated thereby and all other actions or matters necessary or appropriate to give effect to the Merger Agreement and the transactions contemplated thereby, you should be aware that certain of Pentair’s directors and executive officers have financial interests in the Merger that differ from, or are in addition to, the interests of Pentair’s shareholders generally. Pentair’s board of directors was aware of, and considered the interests of, Pentair’s directors and executive officers in approving the Merger Agreement. For purposes of all of the agreements and plans described below, the consummation of the Merger will constitute a “change in control” of Pentair.

The interests of Pentair’s non-employee directors include, among other things, the right to (i) accelerated vesting of certain stock options and restricted stock units and (ii) accelerated distribution of account balances under Pentair’s non-qualified deferred compensation programs.

The interests of Pentair’s executive officers include the rights to: (i) accelerated vesting of stock options and restricted stock units in the event of certain terminations of employment following the Merger and, solely in the case of Mr. Schrock with respect to certain restricted stock units held by him, upon the consummation of the Merger; (ii) accelerated vesting and payout of cash performance units in the event of certain terminations of employment following the Merger; (iii) certain severance payments and other benefits

(including medical insurance, outplacement services and accounting and legal services) in the event of certain terminations of employment following the Merger; (iv) accelerated vesting and payout of amounts under the executive officer performance plan in connection with the Merger; (v) certain accelerated accrual and vesting, as well as additional service credit, under Pentair’s supplemental retirement plans in the event of certain terminations of employment following the Merger; (vi) distribution of account balances under Pentair’s non-qualified deferred compensation programs in connection with the Merger; (vii) certain rights to reimbursements with respect to excise taxes under Section 280G of the Code; and (viii) certain additional grants of restricted stock units to be made by Pentair in connection with the consummation of the Merger.

In connection with Pentair’s entry into the Merger Agreement, Pentair’s executive officers have entered into certain waivers with Pentair waiving (i) accelerated vesting of their Pentair stock options and restricted stock units (except to the extent that such waiver would result in adverse tax consequences under Section 409A of the Code) and (ii) accelerated vesting and pro rata payout of their cash performance units, in each case, upon consummation of the Merger. Awards whose acceleration is waived will continue to vest in accordance with their normal terms, provided that unvested awards will vest in full in the event of certain qualifying terminations of employment. In addition, the performance conditions with respect to Pentair cash performance units will be deemed satisfied, and the value of such cash performance units will be fixed at target, upon the consummation of the Merger, and such awards will only be subject to service-based vesting conditions. Mr. Hogan has also waived his right to have any voluntary termination of his employment during the 30-day period following the first anniversary of the consummation of the Merger treated as a qualifying termination.

Q:	Will Pentair’s common shares continue to be traded on the NYSE after the Merger is completed?

A:	No. If the Merger is completed, Pentair’s common shares will no longer be listed for trading on the NYSE. Instead, New Pentair will apply to list the New Pentair common shares on the NYSE under the ticker symbol “PNR,” Pentair’s current ticker symbol. The approval for listing of the New Pentair common shares on the NYSE is a condition to the Merger.

It is anticipated that trading will commence on a “when-issued” basis on or shortly prior to the record date for the Distribution and before the distribution date. When-issued trading in the context of a spin-off refers to a sale or purchase of securities effected on or before the distribution date and made conditionally because the securities of the spun-off entity have not yet been distributed. When-issued trades generally settle within four trading days of the distribution date. On the first trading day following the distribution date, any when-issued trading in respect of the New Pentair common shares will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the sale transaction. New Pentair cannot predict the trading prices for its common shares before or after the distribution date.

Q:	Are there any conditions to the consummation of the Transactions?

A:	Yes. Consummation of the Transactions is subject to a number of conditions, including (i) the approval of the Merger Agreement by Pentair’s shareholders and approval of the Distribution by Tyco’s shareholders, (ii) subject to certain exceptions, the accuracy of representations and warranties in the Merger Agreement and performance by the other party in all material respects of its obligations under the Merger Agreement and the Ancillary Agreements, (iii) the absence of legal impediments prohibiting the consummation of the Merger and the Transactions and agreements contemplated thereby, (iv) the expiration or termination of the applicable HSR Act waiting period and receipt of certain other regulatory approvals, (v) the Distribution having occurred, (vi) the effectiveness of the registration statements to be filed with the SEC and the approval for listing on the NYSE of New Pentair common shares, (vii) receipt of a solvency opinion with respect to Tyco and New Pentair, (viii) a maximum market capitalization of New Pentair prior to the Merger, (ix) the receipt of tax opinions from counsel and rulings by governmental authorities regarding the tax treatment of the Distribution and the Merger and (x) the absence of a material adverse effect on the other party’s business (limited in the case of Tyco to the Tyco Flow Control Business) since the end of its last full fiscal year. This document describes these conditions in more detail in “The Merger Agreement—Conditions to the Completion of the Merger.”

Q:	Will Pentair and New Pentair incur indebtedness in connection with the Transactions?

A.	Prior to the Distribution, a subsidiary of New Pentair will issue an intercompany note to a subsidiary of Tyco in an amount not to exceed $500 million. The intercompany note will be repaid at the closing of the Merger.

Prior to the Distribution, a subsidiary of New Pentair plans to issue, subject to certain conditions precedent, unsecured senior notes in an amount up to $900 million that will be guaranteed by New Pentair. New Pentair plans to use the net proceeds from the issuance of the senior notes to repay $500 million of Pentair private placement notes and the intercompany note. However, the issuance of the senior notes is not a condition to the Merger and New Pentair cannot provide any assurance that it will complete the issuance of the senior notes.

Effective with the closing of the Merger, it is planned that New Pentair will become a guarantor of, and a subsidiary of New Pentair will become a borrower under, an unsecured senior credit facility of up to $1.2 billion (with an option to increase by $500 million). New Pentair plans to use availability under this senior credit facility to repay borrowings outstanding under Pentair’s existing credit facility as of the completion of the Merger and, if the senior notes are not issued, to repay the intercompany note.

If the third party financing described above is not available on terms acceptable to the parties, instead of a subsidiary of New Pentair issuing to a subsidiary of Tyco the intercompany note, a subsidiary of New Pentair will issue a one year unsecured “bridge” note for up to $500 million to a subsidiary of Tyco that will bear interest at a rate of 14.0% and may be prepaid at any time.

After accounting for the issuance of either the intercompany note or the bridge note, the payment of transaction expenses and transfer of any excess cash to Tyco, but not taking into account any third party financing, New Pentair will have a net indebtedness immediately prior to the Distribution of $275 million.

New Pentair expects to have pro forma aggregate long-term debt of approximately $1.7 billion at the closing of the Merger.

See “The Merger Agreement—Financing” and “Debt Financing” for more information regarding the financing plans of Pentair and New Pentair.

Q:	Will there be a post-closing working capital adjustment?

A:	Pursuant to the Separation and Distribution agreement, New Pentair is required to have working capital, defined as current assets minus current liabilities, in the amount of $798 million, as of the close of business on the day prior to the day that the Distribution is completed. If the actual amount of the working capital exceeds $798 million by an amount in excess of $125 million, New Pentair will pay to Tyco the full amount of the excess. If the actual amount of the working capital is less than $798 million by an amount in excess of $125 million, Tyco will pay to New Pentair the full amount of the deficit.

Q:	How will the rights of shareholders of Pentair and New Pentair change after the Merger?

A:	After the Merger, Pentair shareholders will become New Pentair shareholders and their rights will be governed by Swiss law and New Pentair’s Articles of Association, which differ in several significant respects from Minnesota corporate law and Pentair’s current Articles of Incorporation and By-laws. A description of Pentair shareholder rights may be found in this proxy statement/prospectus in “Comparison of Rights of Shareholders Before and After the Transactions.” After the Distribution, the rights of former Tyco shareholders that hold New Pentair common shares pursuant to the Distribution will also be governed by New Pentair’s Articles of Association.

Q:	What are the benefits and disadvantages arising from New Pentair’s domicile in Switzerland?

A:	New Pentair anticipates that its domicile in Switzerland, a major business center known for its economic and political stability and financial sophistication, will produce important economic and operational benefits for New Pentair that help ensure its continued competitiveness in global markets, including the ability:

•	to maintain a competitive worldwide effective tax rate and increase the ease of global cash management to support New Pentair’s global growth;

•

to centrally locate New Pentair in an area that it believes will support its global growth, particularly in fast growth regions where economies are developing, as New Pentair anticipates approximately 60% of its revenues will come from outside the U.S.; and

•	to better integrate the Tyco Flow Control Business, which has a substantial European business and has its largest segment, Valves & Controls, headquartered in Switzerland.

Although New Pentair believes that there are significant benefits resulting from a domicile in Switzerland, it cannot provide any assurance that the anticipated benefits will be realized. See the discussion under “Risk Factors—Risks Related to the Transactions on pages 43-45 for a discussion of risk factors relating to New Pentair’s domicile in Switzerland. New Pentair does not believe that there are any material disadvantages resulting from New Pentair’s domicile in Switzerland.

Q:	What are the material U.S. federal income tax consequences to Pentair shareholders resulting from the Distribution and the Merger?

A:	Pentair shareholders are not expected to recognize any gain or loss, or include any amount in income, for U.S. federal income tax purposes as a result of the Merger. However, U.S. shareholders of Pentair who own five percent or more of New Pentair (including by attribution) immediately after the Merger must enter into a gain recognition agreement with the IRS to avoid the recognition of a gain on the exchange of their Pentair shares for New Pentair shares.

The Distribution and the Merger are conditioned on receipt of private letter rulings from the IRS and tax opinions from counsel regarding the U.S. federal income tax consequences of the Merger, the Distribution and certain internal transactions taken in anticipation of the Distribution. The private letter rulings and opinions will rely on certain facts and assumptions, and certain representations and undertakings, from Tyco, New Pentair and Pentair. Notwithstanding the private letter rulings and the opinions, the IRS could determine on audit that the Distribution, the internal transactions or the Merger should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated, or that the Distribution, the internal transactions or the Merger should be taxable for other reasons, including as a result of significant changes in stock or asset ownership after the Merger.

If the Distribution ultimately is determined to be taxable, Tyco would recognize a gain in an amount equal to the excess of the fair market value of New Pentair common shares distributed to Tyco shareholders on the Distribution date over Tyco’s tax basis in such common shares, but such gain, if recognized, generally would not be subject to U.S. federal income tax. However, Tyco could incur significant U.S. federal income tax liabilities if it is ultimately determined that certain internal transactions undertaken in anticipation of the Distribution are taxable. Under the 2012 Tax Sharing Agreement, New Pentair may be required to indemnify Tyco for such liabilities.

If the Merger ultimately is determined to be taxable, Pentair shareholders would recognize taxable gain or loss on their disposition of Pentair common shares in the Merger.

See “Risk Factors—Risks Relating to the Transactions—If the Merger, Distribution or certain internal transactions undertaken in anticipation of the Distribution are determined to be taxable for U.S. federal income tax purposes, Tyco, Tyco shareholders, New Pentair and/or Pentair shareholders could incur significant U.S. federal income tax liabilities” and “Material U.S. Federal Income Tax Considerations” for more information regarding the potential tax consequences to you of the Distribution and Merger.

Pentair shareholders are urged to consult their tax advisors as to the specific tax consequences of the Distribution and the Merger to that shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Q:	How will Pentair shareholders determine their tax basis in the New Pentair common shares?

A:	A Pentair shareholder’s tax basis in New Pentair common shares received in the Merger will be the same as such shareholder’s tax basis in Pentair common shares exchanged therefor (except for a U.S. shareholder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations but who does not enter into a “gain recognition agreement” with the IRS).

See “Material U.S. Federal Income Tax Considerations.”

Q:	What are the Swiss withholding tax and income tax consequences to Pentair shareholders of the Distribution and the Merger?

A:	It is a condition to closing of the Merger that, at the Effective Time, Tyco will have obtained one or more rulings from the Swiss Tax Administrations, which rulings shall be in full force and effect on the closing date of the Merger, confirming: (i) that the Merger will be a transaction that is generally tax-free for Swiss federal, cantonal, and communal tax purposes (including with respect to Swiss stamp tax and Swiss withholding tax); (ii) the relevant Swiss tax base of Panthro Acquisition for Swiss tax (including federal and cantonal and communal) purposes; (iii) the relevant amount of capital contribution reserves (Kapitaleinlageprinzip) which will be exempt from Swiss withholding tax in the event of a distribution to the New Pentair shareholders after the Merger; and (iv) that no Swiss stamp tax will be levied on certain post-Merger restructuring transactions. The Swiss Tax Rulings do not address the Swiss income tax consequences of the Merger to Pentair shareholders. However, it is expected that for Swiss resident individual shareholders holding their Pentair shares as private assets (Privatvermögen) the Merger should be tax free for federal, cantonal and communal income tax purposes. For Swiss resident individual shareholders holding their shares as business assets (Geschäftsvermögen) and for Swiss resident corporate shareholders the Merger may not be recognized as tax neutral by the Swiss tax authorities. In such case, the difference between the fair market value of the shares and the relevant tax basis may be treated as taxable income even if no income has been booked in the Swiss statutory profit and loss statement.

For more information regarding the potential tax consequences to you of the Distribution and the Merger, see “Material Swiss Tax Considerations” and “Risk Factors—Risks Relating to the Transactions—If the Distribution or the Merger or certain internal transactions undertaken in anticipation of the Distribution are determined to be taxable for Swiss withholding or other tax purposes, Tyco, Tyco shareholders, New Pentair, Pentair and/or Pentair shareholders could incur significant Swiss withholding tax or other tax liabilities.”

Q:	Does Pentair have to pay anything to Tyco if the Merger Agreement is terminated?

A:	Depending on the reasons for termination of the Merger Agreement, Pentair may have to pay Tyco a termination fee of $145 million. For a discussion of the circumstances under which the termination fee is payable by Pentair, see “The Merger Agreement—Fees and Expenses.”

Q:	Does Tyco have to pay anything to Pentair if the Merger Agreement is terminated?

A:	Depending on the reasons for termination of the Merger Agreement, Tyco may have to pay Pentair a termination fee of $145 million if the termination relates to a takeover proposal for New Pentair and a termination fee of $370 million if the termination relates to a takeover proposal for Tyco (as opposed to New Pentair). For a discussion of the circumstances under which the termination fee is payable by Tyco, see “The Merger Agreement—Fees and Expenses.”

Q:	Are there risks that shareholders should consider in evaluating the Transactions?

A:	Yes. You should read “Risk Factors” beginning on page 34 for a description of various risks you should carefully consider in evaluating the Transactions.

Q:	Can Pentair or Tyco shareholders demand appraisal of their shares in connection with the Transactions?

A:	No. Neither Pentair nor Tyco shareholders have appraisal rights in connection with the Transactions.

Q:	When do you expect to complete the Transactions?

A:	If the Merger is approved by the shareholders of Pentair and the Distribution is approved by the shareholders of Tyco, we expect to complete the Distribution and the Merger as soon as possible after the satisfaction (or waiver, where permissible) of the conditions to the Distribution and the Merger. We currently anticipate that the distribution date for the Distribution will be September 28, 2012 and the Merger will occur immediately thereafter. However, it is possible that factors outside our control could require us to complete the Merger and the Distribution at a later time or not complete them at all. For a discussion of the conditions to the Transactions, see “The Merger Agreement—Conditions to the Completion of the Merger.”

QUESTIONS AND ANSWERS ABOUT THE PENTAIR SPECIAL MEETING

The following are some of the questions that Pentair shareholders may have regarding the special meeting of Pentair shareholders, and brief answers to those questions. For more detailed information about the matters discussed in these questions and answers, see “The Pentair Special Meeting” beginning on page 68. These questions and answers, as well as the summary beginning on page 15, are not meant to be a substitute for the information contained in the remainder of this proxy statement/prospectus, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement/prospectus. You are urged to read this proxy statement/prospectus in its entirety prior to making any decision. You should pay special attention to “Risk Factors” beginning on page 34 and “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 66.

Q:	What are Pentair shareholders being asked to vote on at the special meeting?

A:	Pentair shareholders are being asked to approve the Merger Agreement and the transactions contemplated thereby and all other actions or matters necessary or appropriate to give effect to the Merger Agreement and the transactions contemplated thereby (“the Merger Agreement proposal”), pursuant to which Panthro Merger Sub, a wholly owned, indirect subsidiary of New Pentair, will merge with and into Pentair with Pentair surviving as a wholly owned, indirect subsidiary of New Pentair. The approval by Pentair shareholders of the Merger Agreement proposal is a condition to the completion of the Transactions.

Pentair shareholders are also being asked to vote on a non-binding, advisory proposal to approve the compensation that may be paid or become payable to Pentair’s named executive officers in connection with the Merger (“the compensation proposal”). The approval by Pentair shareholders of the compensation proposal is not a condition to the completion of the Transactions.

Pentair shareholders are also being asked to approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Merger Agreement proposal (“the meeting adjournment proposal”). The approval by Pentair shareholders of the meeting adjournment proposal is not a condition to the completion of the Transactions.

Q:	When and where is the special meeting of Pentair shareholders?

A:	The special meeting of Pentair shareholders will be held on September 14, 2012, at The Metropolitan Ballroom, 5418 Wayzata Blvd., Golden Valley, Minnesota at 9:00 a.m., local time.

Q:	Who can vote at the special meeting of Pentair shareholders?

A:	Only shareholders who own Pentair common shares of record at the close of business on July 27, 2012 are entitled to vote at the special meeting. As of the record date for the Pentair special meeting, approximately 99.2 million Pentair common shares were issued and outstanding and entitled to vote at the special meeting. Each holder of Pentair common shares is entitled to one vote per share.

Q:	How does the Pentair board of directors recommend that Pentair shareholders vote?

A:	The Pentair board of directors has determined that the Merger and the Merger Agreement are advisable, fair to, and in the best interests of Pentair and its shareholders and unanimously recommends that the Pentair shareholders approve the Merger Agreement, the Separation and Distribution Agreement, the Ancillary Agreements, the Transactions and the other transactions contemplated by the Merger Agreement, the Separation and Distribution Agreement and the Ancillary Agreements. The Pentair board of directors unanimously recommends that Pentair shareholders vote “FOR” the Merger Agreement proposal, “FOR” the compensation proposal and “FOR” the meeting adjournment proposal.

Q:	What vote is required to approve each proposal?

A:	The approval by Pentair shareholders of the Merger Agreement proposal requires the affirmative vote of the holders of a majority of the Pentair common shares entitled to vote at the special meeting. The approval of the compensation proposal requires the affirmative vote of the holders of a majority of the Pentair common shares present in person or represented by proxy at the special meeting and entitled to vote thereon, provided a quorum is present. The approval of the meeting adjournment proposal requires the affirmative vote of the holders of a majority of the Pentair common shares present in person or represented by proxy at the special meeting and entitled to vote thereon, whether or not a quorum is present.

Q:	What is a quorum?

A:	The holders of a majority of the issued and outstanding Pentair common shares present either in person or represented by proxy at the meeting will constitute a quorum. Proxies received but marked as abstentions will be included in the calculation of the number of shares considered to be present at the special meeting.

Q:	What should Pentair shareholders do now in order to vote on the proposals being considered at the Pentair special meeting?

A:	Pentair shareholders may submit a proxy by filling out the accompanying proxy card and returning it as instructed on the proxy card. Pentair shareholders can also authorize the individuals named on the proxy card to vote their shares by telephone or the internet by following the instructions printed on the proxy card. Proxies submitted by telephone or the internet must be received by 11:59 p.m. on September 13, 2012.

Submitting a proxy means that a shareholder gives someone else the right to vote the shareholder’s shares in accordance with the shareholder’s instructions. In this way, the shareholder ensures that the shareholder’s vote will be counted even if the shareholder is unable to attend the Pentair special meeting. If a Pentair shareholder executes a proxy, but does not include specific instructions on how to vote, the individuals named as proxies will vote the Pentair shareholder’s shares as follows:

•	“FOR” the Merger Agreement proposal;

•	“FOR” the compensation proposal; and

•	“FOR” the meeting adjournment proposal.

If a Pentair shareholder holds shares in “street name,” which means the shares are held of record by a broker, bank or nominee, please see “Q: If a Pentair shareholder’s shares are held in ‘street name’ by the shareholder’s broker, will the broker vote the shares for the shareholder?” below.

Pentair shareholders may also vote in person at the meeting. If a Pentair shareholder plans to attend the Pentair special meeting and wishes to vote in person, the shareholder will be given a ballot at the Pentair special meeting. Please note, however, that if a Pentair shareholder’s shares are held in “street name,” and the shareholder wishes to vote in person at the Pentair special meeting, the Pentair shareholder must bring a proxy from the record holder of the shares authorizing the shareholder to vote at the Pentair special meeting. Whether or not a Pentair shareholder plans to attend the Pentair special meeting, the shareholder is encouraged to authorize the shareholder’s proxy as described in this proxy statement/prospectus.

Q:	What if I participate in the Pentair Employee Stock Ownership Plan?

A:

We also are making this proxy statement/prospectus available to, and seeking voting instructions from, participants in the Pentair Employee Stock Ownership Plan who hold Pentair common shares under such plan. Fidelity Management Trust Company, as trustee of the plan and record holder of the Pentair common shares held in the plan, will vote shares attributable to you in accordance with your directions given on the proxy card, by telephone or the internet. If you hold Pentair common shares under the plan, please complete, sign and return your proxy card, or provide voting instructions by telephone or through the internet as described on the proxy card prior to 11:59 p.m. on September 10, 2012. The proxy card will serve as instructions to the plan trustee to vote the shares attributable to your interest in the manner you indicate on the card. If you do not submit a proxy card indicating how you want your shares to be voted, the plan trustee will vote your shares along with all other uninstructed shares in proportion to the voting by the plan shares for which instructed proxies were received.

Q:	If a Pentair shareholder is not going to attend the special meeting, should the shareholder return the shareholder’s proxy card or otherwise vote the shareholder’s shares?

A:	Yes. Completing, signing, dating and returning the proxy card by mail or submitting a proxy by calling the toll-free number shown on the proxy card or submitting a proxy by visiting the website shown on the proxy card ensures that the shareholder’s shares will be represented and voted at the special meeting, even if the shareholder is unable to or does not attend.

Q:	If a Pentair shareholder’s shares are held in “street name” by the shareholder’s broker, will the broker vote the shares for the shareholder?

A:	If a Pentair shareholder’s shares are held in “street name,” which means such shares are held of record by a broker, bank or nominee, the Pentair shareholder will receive instructions from the shareholder’s broker, bank or other nominee that the shareholder must follow in order to have such shareholder’s Pentair common shares voted. If a Pentair shareholder has not received such voting instructions or requires further information regarding such voting instructions, the shareholder should contact such shareholder’s bank, broker or other nominee. Brokers, banks or other nominees who hold Pentair common shares for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers, banks and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters that are “non-routine,” such as approval of the Merger Agreement proposal, the compensation proposal or the adjournment proposal, without specific instructions from the beneficial owner. All proposals for the Pentair special meeting are non-routine and non-discretionary. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the meeting but with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal, and the broker, bank or other nominee does not have discretionary voting power on such proposal. If a Pentair shareholder’s broker, bank or other nominee holds the shareholder’s Pentair common shares in “street name,” the shareholder’s bank, broker or other nominee will vote the shareholder’s shares only if the shareholder provides instructions on how to vote by filling out the voter instruction form sent to such shareholder by such shareholder’s bank, broker or other nominee with this proxy statement/prospectus.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE ENCOURAGED TO GRANT YOUR PROXY AS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS.

Q:	Can Pentair shareholders change their vote?

A:	Yes. Holders of record of Pentair common shares who have properly completed and submitted their proxy card or proxy by telephone or internet can change their vote before the proxy is voted at the Pentair special meeting in any of the following ways:

•

sending a signed written notice that is received prior to the Pentair special meeting stating that the shareholder revokes the shareholder’s proxy to the corporate secretary of Pentair at 5500 Wayzata Boulevard, Suite 800, Minneapolis, Minnesota 55416;

•	properly completing, signing and dating a new proxy card bearing a later date and properly submitting it so that it is received prior to the Pentair special meeting; or

•

visiting the website shown on the proxy card and submitting a new proxy in the same manner that the shareholder would submit the shareholder’s proxy via the internet or by calling the toll-free number shown on the proxy card to submit a new proxy by telephone.

A Pentair shareholder whose shares are held in “street name” by such shareholder’s broker and who has directed that person to vote the shareholder’s shares should instruct that person to change such person’s vote.

Q:	What will happen if Pentair shareholders abstain from voting, fail to vote or do not direct how to vote on their proxy?

A:	The failure of a Pentair shareholder to vote or to instruct the shareholder’s broker to vote if the shareholder’s shares are held in “street name” may have a negative effect on the ability of Pentair to obtain the number of votes necessary for approval of the proposals. For purposes of the shareholder vote, an abstention, which occurs when a shareholder attends a meeting, either in person or by proxy, but abstains from voting, will have the same effect as voting against the Merger Agreement proposal, voting against the compensation proposal and voting against the meeting adjournment proposal. The failure of a Pentair shareholder to vote or to instruct the shareholder’s broker, bank or nominee to vote if his shares are held in “street name” will have the same effect as voting against the Merger Agreement proposal, but will not affect the proposals to approve the compensation proposal or the meeting adjournment proposal. All properly signed proxies that are received prior to the special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies. If a proxy is returned without an indication as to how Pentair common shares represented are to be voted with regard to a particular proposal, the Pentair common shares represented by the proxy will be voted in accordance with the recommendation of the Pentair board of directors and therefore, “FOR” the Merger Agreement proposal, “FOR” the compensation proposal and “FOR” the meeting adjournment proposal.

SUMMARY

This summary, together with the sections titled “Questions and Answers About the Transactions” and “Questions and Answers about the Pentair Special Meeting” immediately preceding this summary, provides a summary of the material terms of the Spin-off and the Merger. These sections highlight selected information contained in this proxy statement/prospectus and may not include all the information that is important to you. To better understand the Spin-Off and the Merger, and the risks related with the Transactions, and for a more complete description of the legal terms of the Spin-Off and the Merger, you should read this entire proxy statement/prospectus carefully, including the annexes, as well as those additional documents to which we refer you. See also “Where You Can Find Additional Information.”

Information About Pentair (See “Information About Pentair” beginning on page 163)

Pentair is a focused diversified industrial manufacturing company comprised of two operating segments: Water & Fluid Solutions and Technical Products. Water & Fluid Solutions is a global leader in providing innovative products and systems used worldwide in the movement, storage, treatment and enjoyment of water. Technical Products is a leader in the global enclosures and thermal management markets, designing and manufacturing standard, modified and custom enclosures that house and protect sensitive electronics and electrical components and protect the people that use them. Pentair’s principal executive offices are located at 5500 Wayzata Boulevard, Suite 800, Minneapolis, Minnesota 55416-1259 and its telephone number is (763) 545-1730.

Information About the Tyco Flow Control Business (See “Information About the Tyco Flow Control Business” beginning on page 165)

The Tyco Flow Control Business is a global leader in the industrial flow control market, specializing in the design, manufacture and servicing of highly engineered valves, actuation & controls, electric heat management solutions, and water transmission and distribution products. The Tyco Flow Control Business is conducted through three reportable segments: Valves & Controls, Thermal Controls and Water & Environmental Systems. The Valves & Controls segment is one of the world’s largest manufacturers of valves, actuators and controls. The Thermal Controls segment is a leading provider of complete electric heat management solutions, primarily for the oil & gas, general process and power generation industries. The Water & Environmental Systems segment is a leading provider of large-scale water transmission and distribution products and water/wastewater systems in the Pacific and Southeast Asia regions. The Tyco Flow Control Business’ principal executive offices are located at Freier Platz 10, CH-8200 Schaffhausen, Switzerland, and its telephone number is 41-52-633-02-44.

The Transactions (See “The Transactions” beginning on page 72)

Structure of the Spin-Off and the Merger (See “The Transactions—Structure of the Spin-Off and the Merger” beginning on page 72)

Tyco and Pentair have agreed pursuant to the Merger Agreement to merge the Tyco Flow Control Business with Pentair. Prior to consummating the Merger and pursuant to the Separation and Distribution Agreement, Tyco will transfer the Tyco Flow Control Business to New Pentair, rename New Pentair “Pentair Ltd.” and subsequently distribute all of the outstanding New Pentair common shares to Tyco shareholders on a pro rata basis in the Distribution. Immediately following the Distribution, Tyco, New Pentair, and Pentair will consummate the Merger upon the terms and subject to the conditions of the Merger Agreement. New Pentair’s wholly owned, indirect subsidiary, Panthro Merger Sub, will merge with and into Pentair and Pentair will survive the Merger as a wholly owned, indirect subsidiary of New Pentair. As consideration for the Merger, shareholders of Pentair will receive one newly issued common share of New Pentair for each Pentair common share that they hold at the time of the Merger. Immediately after consummation of the Merger, on a fully-diluted basis, approximately 47.5% of New Pentair common shares will be held by former Pentair shareholders and approximately 52.5% of New Pentair common shares will be held by Tyco shareholders (excluding treasury shares). After the Transactions, New Pentair will be an independent, publicly-traded company that operates Pentair and the Tyco Flow Control Business.

Shareholders are encouraged to read carefully the sections titled “The Merger Agreement” and “The Separation and Distribution Agreement and the Ancillary Agreements” as well as the Merger Agreement and the Separation and Distribution Agreement, which are attached to this proxy statement/prospectus and incorporated herein by reference, because they set forth the terms of the Merger and the Distribution, respectively.

Transaction Timeline (See “The Transactions—Transaction Timeline” beginning on page 72)

Below is a step-by-step list illustrating the sequence of material events relating to the Spin-off and the Merger. Each of these events is discussed in more detail elsewhere in this proxy statement/prospectus. Except as further described below, it is anticipated that the steps will occur in the following order:

Step 1—Tyco will engage in a series of restructuring transactions to separate the Tyco Flow Control Business from Tyco in the manner contemplated by the Separation and Distribution Agreement and transfer the assets and liabilities comprising the Tyco Flow Control Business, with certain specifically scheduled exceptions, to New Pentair.

Step 2—A subsidiary of New Pentair will issue an intercompany note to a subsidiary of Tyco in an amount not to exceed $500 million, which will be repaid at the closing of the Merger with proceeds to New Pentair from a third party financing upon terms negotiated by Pentair. After accounting for the issuance of the intercompany note, the payment of transaction expenses and transfer of any excess cash to Tyco, but not taking into account any third party financing, New Pentair will have a net indebtedness immediately prior to the Distribution of $275 million.

Step 3 —Tyco will receive an audit report of Deloitte AG (Zürich), as state supervised auditing enterprise, stating that the Distribution and the ordinary cash dividend to Tyco shareholders proposed in the Tyco Proxy Statement comply with Swiss law and Tyco’s Articles of Association.

Step 4—Tyco, in its capacity as the sole shareholder of New Pentair, will resolve to increase the share capital of New Pentair by a conversion of freely available equity into nominal share capital and authorize the issuance of New Pentair common shares in a number permitting a one-to-one share exchange with the outstanding Pentair common shares on a fully-diluted basis. Such newly issued shares will be held in treasury by New Pentair pending delivery to the former Pentair shareholders following the Merger.

Step 5—New Pentair’s Articles of Association and organizational regulations will be amended in substantially the form attached to this proxy statement/prospectus as Annex F and Annex G, respectively. New Pentair’s name will be changed to Pentair Ltd. and the company will have a board of directors comprised of the board of directors of Pentair as of the date of mailing of the Tyco Proxy Statement and up to two persons selected by Tyco and reasonably acceptable to Pentair. Tyco has selected only one designee to the New Pentair board of directors.

Step 6—Tyco will then spin off New Pentair by distributing all of the outstanding common shares of New Pentair, and cash in lieu of fractional shares, to the Tyco shareholders on a pro rata basis as determined by a distribution formula.

Step 7— Panthro Merger Sub, a wholly owned, indirect subsidiary of New Pentair, will merge with and into Pentair and Pentair will cease to be a publicly-traded company. Each outstanding Pentair common share will be converted into the right to receive one New Pentair common share and all converted Pentair common shares will be canceled. As a result, former Pentair shareholders will own approximately 47.5% of New Pentair common shares and Tyco shareholders will own approximately 52.5% of New Pentair common shares on a fully-diluted basis (excluding treasury shares) immediately following the Merger.

The Spin-off (See “The Transactions—The Spin-off” beginning on page 73)

Pursuant to the Separation and Distribution Agreement and certain provisions of the Merger Agreement, Tyco will, among other things, (i) engage in an internal restructuring whereby it will transfer to New Pentair certain assets related to the Tyco Flow Control Business, and New Pentair will assume from Tyco certain liabilities associated with the Tyco Flow Control Business, (ii) increase the share capital of New Pentair by a conversion of freely available equity into nominal share capital and authorize the issuance of New Pentair common shares in a number permitting a one-to-one share exchange with the outstanding Pentair common shares, (iii) prior to the Distribution, rename New Pentair “Pentair Ltd.” and (iv) distribute to holders of Tyco common shares all of the outstanding common shares of New Pentair through a pro-rata dividend. After the Distribution, Tyco will not own any shares of New Pentair.

Conditions to the Separation and Distribution (See “The Separation and Distribution Agreement and the Ancillary Agreements—Separation and Distribution Agreement—Conditions and Termination” beginning on page 157)

The Distribution is subject to a number of important conditions. Under Swiss law, the approval of a relative majority of Tyco’s shareholders is required to effect the Distribution. Under the terms of the Separation and Distribution Agreement, the consummation of the Distribution is conditioned upon (i) the satisfaction (or waiver by Tyco) of each of the conditions to Tyco’s obligation to effect the closing of the transactions contemplated by the Merger Agreement (other than the consummation of the Distribution) and (ii) each of Tyco and Pentair having irrevocably confirmed to the other that each of the conditions to its obligations to effect the closing of the Merger has been satisfied or waived and that it is prepared to proceed with the Merger. For a more detailed description of the Merger conditions, see “The Merger Agreement—Conditions to the Completion of the Merger.”

Working Capital and Net Indebtedness (See “The Separation and Distribution Agreement and the Ancillary Agreements—Separation and Distribution Agreement—Post Closing Working Capital and Net Indebtedness Adjustments” beginning on page 148)

Pursuant to the Separation and Distribution Agreement, New Pentair is required to have working capital, defined as current assets minus current liabilities, in the amount of $798 million, as of the close of business on the day prior to the day that the Distribution is completed. If the actual amount of the working capital exceeds $798 million by an amount in excess of $125 million, New Pentair will pay to Tyco the full amount of the excess. If the actual amount of the working capital is less than $798 million by an amount in excess of $125 million, Tyco will pay to New Pentair the full amount of the deficit.

Before the close of business on the day prior to the Distribution, a subsidiary of New Pentair will issue an intercompany note to a subsidiary of Tyco in an amount not to exceed $500 million, which will be repaid at the closing of the Merger with proceeds to New Pentair from a third party financing upon terms negotiated by Pentair. If such third party financing is not available on terms acceptable to the parties, instead of a subsidiary of New Pentair issuing to a subsidiary of Tyco the intercompany note that would be repaid at the closing of the Merger, a subsidiary of New Pentair will issue a one year unsecured “bridge” note for up to $500 million to a subsidiary of Tyco in accordance with the Merger Agreement that will bear interest at a rate of 14.0% and be prepayable at any time. New Pentair is then to transfer cash and cash equivalents to Tyco such that, immediately prior to the Distribution, the net indebtedness of New Pentair will be $275 million.

The Merger (See “The Transactions—The Merger” beginning on page 73)

Pursuant to the Merger Agreement, immediately after the Distribution, Panthro Merger Sub will merge with and into Pentair. Pentair will survive the Merger as a wholly owned, indirect subsidiary of New Pentair, and will cease to be a publicly-traded company. Upon effectiveness of the Merger, each outstanding Pentair common share will be converted into the right to receive one newly issued common share of New Pentair and all converted Pentair common shares will be canceled. New Pentair will be a publicly-traded company organized under the laws of Switzerland. It is expected that New Pentair’s shares will be listed for trading on the NYSE under the symbol “PNR,” which is currently the trading symbol for Pentair.

Calculation of the Distribution Ratio and the Exchange Ratio (See “The Transactions—Calculation of the Distribution Ratio and the Exchange Ratio” beginning on page 73)

Pursuant to the Separation and Distribution Agreement, Tyco will effect the Distribution by distributing all outstanding New Pentair common shares it holds as the sole shareholder of New Pentair at the time of the Distribution on a pro rata basis to holders of Tyco common shares. Holders of Tyco common shares will receive a number of New Pentair common shares equal to the quotient of (i) the product of (x) the number of Pentair common shares outstanding (determined on a fully-diluted basis calculated in accordance with the treasury method under U.S. GAAP without taking into account tax consequences to any party or any applicable vesting provisions) as of 12:01 a.m. Eastern Standard Time on the distribution date, multiplied by (y) 1.10526316 divided by (ii) the number of Tyco common shares outstanding (determined on a fully-diluted basis calculated in accordance with the treasury method under U.S. GAAP without taking into account tax consequences to any party or any applicable vesting provisions) immediately prior to 12:01 a.m. Eastern Standard Time on the distribution date (the “distribution ratio”).

Based on the number of fully-diluted Pentair and Tyco shares outstanding as of June 30, 2012, it is expected that the distribution ratio will be approximately 0.24 New Pentair common shares per each Tyco common share. However, this amount will be finally determined at the effective time of the Distribution based on the number of Pentair common shares and the number of Tyco common shares outstanding immediately prior to the Distribution that are entitled to receive New Pentair common shares in the Distribution. Therefore, the actual number of New Pentair common shares that Tyco shareholders are entitled to receive will change if the number of Tyco common shares outstanding or Pentair common shares outstanding at those times changes because of any increase or decrease in share amounts for any reason. There is no maximum or minimum number of shares that will be issued. The number calculated above is not expected to change significantly because (1) Pentair currently has no plans to issue any of its common shares prior to the effective time of the Merger other than pursuant to previous grants of equity incentive awards or pursuant to the exercise of employee stock options and stock settled stock appreciation rights, in each case, in the ordinary course of business and (2) Tyco currently has no plans to issue any of its common shares prior to the effective time of the Merger other than pursuant to previous grants of equity incentive awards or pursuant to the exercise of employee stock options and stock settled stock appreciation rights, in each case, in the ordinary course of business.

Immediately after the Distribution, pursuant to the Merger Agreement, the Merger will occur. The Merger Agreement provides that, at the effective time of the Merger, each outstanding Pentair common share will be converted into the right to receive one newly issued common share of New Pentair. This one-to-one exchange is herein referred to as the “exchange ratio.”

Immediately following the consummation of the Distribution and the Merger and the application of the distribution ratio and the exchange ratio, former Pentair shareholders will own approximately 47.5% of New Pentair common shares and Tyco shareholders will own approximately 52.5% of New Pentair common shares on a fully-diluted basis (excluding treasury shares).

Conditions to the Completion of the Merger (See “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 143)

The obligations of Pentair, Tyco and New Pentair under the Merger Agreement are subject to the satisfaction or waiver of certain conditions including:

•	no order or injunction by any governmental authority preventing consummation of the Merger or the related transactions shall have been issued and remain in effect;

•	Tyco’s shareholders shall have approved the Distribution, and the Distribution shall have been consummated in accordance with the Separation and Distribution Agreement;

•	Pentair’s shareholders shall have approved the Merger Agreement proposal;

•	the New Pentair common shares to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance;

•

the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order suspending its effectiveness, and all necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act shall have been obtained;

•

(i) the waiting period applicable to the consummation of the Merger and the related transactions under the HSR Act shall have expired or been earlier terminated and (ii) except as otherwise provided in the Merger Agreement, all applicable approvals shall have been obtained and all waiting periods shall have expired or been terminated under certain other antitrust laws;

•	Tyco shall have obtained a solvency opinion from Duff & Phelps LLC, in a form reasonably satisfactory to Tyco, relating to the Transactions;

•

the aggregate implied market capitalization of New Pentair, before giving effect to the Merger, shall not exceed CHF 17.5 billion based on (x) the closing price of the New Pentair common shares trading on the last “when-issued” trading day prior to the Distribution or (y) in the absence of a “when-issued” trading market for the New Pentair common shares, the closing price of Pentair common shares on the last trading day prior to the Distribution;

•

Tyco shall have received a private letter ruling from the IRS, which ruling shall be in full force and effect on the closing date of the Merger, to the effect that (i) the Distribution will qualify as tax-free under Sections 355 and 361 of the Code, except for cash received in lieu of fractional common shares and (ii) certain internal transactions will qualify for favorable treatment under the Code;

•

Tyco shall have received one or more rulings from the IRS (the “IRS Supplemental Rulings”), which shall be in full force and effect on the closing date of the Merger, to the effect that (i) Section 367(a)(1) of the Code will not cause the Merger to be taxable to Pentair shareholders (except for a U.S. shareholder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations but who does not enter into a “gain recognition agreement” with the IRS), (ii) certain anticipated post-closing transactions will not prevent the tax-free treatment of the Distribution or the Merger; and (iii) the Merger will qualify as a reorganization pursuant to Section 368(a) of the Code; and

•

Tyco shall have received one or more rulings from the Swiss Tax Administrations, which rulings shall be in full force and effect on the closing date of the Merger, confirming: (i) that the Merger will be a transaction that is generally tax-free for Swiss federal, cantonal, and communal tax purposes (including with respect to Swiss stamp tax and Swiss withholding tax); (ii) the relevant Swiss tax base of Panthro Acquisition for Swiss tax (including federal and cantonal and communal) purposes; (iii) the relevant amount of capital contribution reserves (Kapitaleinlageprinzip) which will be exempt from Swiss withholding tax in the event of a distribution to the New Pentair shareholders after the Merger; and (iv) that no Swiss stamp tax will be levied on certain post-Merger restructuring transactions.

In addition, the obligation of Pentair to effect the Merger is subject to the following additional conditions, among others:

•

each of New Pentair, Panthro Acquisition, Panthro Merger Sub and Tyco shall have complied in all material respects with all covenants required by the Merger Agreement, the Separation and Distribution Agreement and the Ancillary Agreements to be performed by them on or before closing;

•

the representations and warranties of Tyco in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and as of the closing date of the Merger, except where their failure to be true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of the Tyco Flow Control Business as a whole or on the ability of Tyco or New Pentair to consummate the Merger (a “New Pentair MAE”);

•	no New Pentair MAE shall have occurred;

•

as of the Effective Time, the board of directors of New Pentair will consist of the persons serving on the board of directors of Pentair as of the mailing of the Tyco Proxy Statement and up to two persons to be selected by Tyco prior to the mailing of the Tyco Proxy Statement and reasonably acceptable to Pentair.

•

Pentair shall have received the opinion of Cravath, Swaine & Moore LLP to the effect that (i) the Merger will qualify as a reorganization pursuant to Section 368(a) of the Code and (ii) Section 367(a)(1) of the Code will not cause the Merger to be taxable to Pentair shareholders (except for a U.S. shareholder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations but who does not enter into a “gain recognition agreement” with the IRS); and

•	Tyco shall have executed and delivered to Pentair, and caused each of its subsidiaries that is a party to an Ancillary Agreement to execute and deliver to Pentair, each of the Ancillary Agreements.

Furthermore, the obligations of the Tyco Merger Parties to effect the Merger are subject to the following additional conditions, among others:

•

Pentair shall have in all material respects performed all obligations and complied in all material respects with all covenants required by the Merger Agreement, and the Ancillary Agreements to be performed by it on or before closing;

•

the representations and warranties of Pentair in the Merger Agreement shall be true and correct both as of the date of the Merger Agreement and as of the closing date of the Merger, except where their failure to be true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of Pentair and its subsidiaries as a whole or on the ability of Pentair to consummate the Merger (a “Pentair MAE”);

•	no Pentair MAE shall have occurred;

•

Tyco shall have received the opinions of McDermott Will & Emery LLP (i) to the effect that (x) the Merger will qualify as a reorganization pursuant to Section 368(a) of the Code and (y) Section 367(a)(1) of the Code will not cause the Merger to be taxable to Pentair shareholders (except for a U.S. shareholder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations but who does not enter into a “gain recognition agreement” with the IRS); and (ii) confirming that the Distributions will qualify as tax-free under Sections 355 and/or 361 of the Code, except for cash received in lieu of fractional shares; and

•	Pentair shall have executed and delivered to Tyco each Ancillary Agreement to which it is a party.

Termination of the Merger Agreement (See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 146)

Tyco and Pentair may agree to terminate the Merger Agreement by mutual written consent. Additionally, either Tyco or Pentair may terminate the Merger Agreement for the following reasons, among others:

•

the Merger has not been consummated by February 1, 2013, provided that the terminating party’s failure to perform in all material respects with the obligations set forth in the Merger Agreement or the Separation and Distribution Agreement is not the cause of the Merger not being completed by February 1, 2013;

•	the existence of any law that makes consummation of the transactions under the Merger Agreement illegal or otherwise prohibited;

•

any governmental authority has issued a final, non-appealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting any material component of the transactions under the Merger Agreement, provided, however, that such right to terminate will not be available to any party whose failure to perform certain of its obligations under the Merger Agreement resulted in such order, decree or ruling;

•	Pentair shareholders fail to approve the Merger Agreement and the transactions contemplated thereby at the Pentair special shareholders’ meeting; or

•	Tyco shareholders fail to approve the Distribution at the Tyco special shareholders’ meeting.

Pentair may also terminate the Merger Agreement at any time prior to the Merger for the following reasons, among others:

•

at any time before Pentair shareholders approve the Merger, to enter into a written definitive agreement relating to a Pentair Superior Proposal (as defined in “The Merger Agreement—No Solicitation” beginning on page 137) provided it has complied with certain conditions related to a Pentair Change of Recommendation;

•

if Tyco’s board of directors (i) fails to include its recommendation to Tyco shareholders to approve the Distribution in the Tyco Proxy Statement, (ii) withholds, withdraws, qualifies or modifies, or publicly proposes to withhold, withdraw, qualify or modify its recommendation in a manner adverse to Pentair or (iii) approves, adopts or recommends any New Pentair Takeover Proposal (as defined below) (each such action above being a “Tyco Change of Recommendation”); or

•

if Tyco breaches in any material respect any of its representations, warranties or covenants contained in the Merger Agreement or the Separation and Distribution Agreement such that any of the conditions described in the Merger Agreement and the Separation and Distribution Agreement would not be satisfied and such failure has not been cured within 60 calendar days after Pentair gives written notice thereof to Tyco or where any such condition is incapable of being satisfied.

In addition, Tyco may terminate the Merger Agreement for the following reasons, among others:

•

if Pentair’s board of directors (i) fails to include its recommendation relating to the Merger in its proxy statement to its shareholders, (ii) withholds, withdraws, qualifies or modifies, or publicly proposes to withhold, withdraw, qualify or modify its recommendation in a manner adverse to Tyco or (iii) approves, adopts or recommends any Pentair Takeover Proposal (as defined below) (each such action being a “Pentair Change of Recommendation”); or

•

if Pentair breaches in any material respect any of its representations, warranties or covenants contained in the Merger Agreement or the Separation and Distribution Agreement such that any of the conditions described in the Merger Agreement and the Separation and Distribution Agreement would not be satisfied and such failure has not been cured within 60 calendar days after Tyco gives written notice thereof to Pentair or where any such condition is incapable of being satisfied.

Termination Fees (See “The Merger Agreement—Fees and Expenses” beginning on page 147)

Pentair has agreed to pay to Tyco a termination fee of $145 million as liquidated damages in the following circumstances:

•	Tyco terminates the Merger Agreement due to a Pentair Change of Recommendation; or

•

prior to receipt of Pentair shareholders’ approval of the Merger Agreement proposal, Pentair terminates the Merger Agreement to enter into a written definitive agreement for a Pentair Superior Proposal; or

•

more than five days prior to the Pentair shareholders’ meeting any person publicly makes a Pentair Takeover Proposal and within 12 months of termination of the Merger Agreement under specified circumstances, Pentair enters into a definitive agreement to consummate or consummates a Pentair Takeover Proposal.

In addition, Tyco has agreed to pay Pentair a termination fee of $145 million as liquidated damages in the following circumstances:

•	Pentair terminates the Merger Agreement due to a Tyco Change of Recommendation other than in connection with a Tyco Takeover Proposal; or

•

more than five days prior to the Tyco shareholders’ meeting any person publicly makes a New Pentair Takeover Proposal and within 12 months of termination of the Merger Agreement under specified circumstances, Tyco enters into a definitive agreement to consummate or consummates a New Pentair Takeover Proposal or a Tyco Takeover Proposal; or

•

more than five days prior to the Tyco shareholders’ meeting any person publicly makes a Tyco Takeover Proposal and within 12 months of termination of the Merger Agreement under specified circumstances, Tyco enters into a definitive agreement to consummate or consummates a New Pentair Takeover Proposal.

Tyco has further agreed to pay Pentair a termination fee of $370 million as liquidated damages in the event that:

•	Pentair terminates the Merger Agreement due to a Tyco Change of Recommendation in connection with a Tyco Takeover Proposal; or

•

more than five days prior to the Tyco shareholders’ meeting any person publicly makes a Tyco Takeover Proposal and within 12 months of termination of the Merger Agreement under specified circumstances, Tyco enters into a definitive agreement to consummate or consummates a Tyco Takeover Proposal.

Pentair is not, in any event, to receive both the $145 million termination fee and the $370 million termination fee.

For purposes of determining the termination fees as described above, a Pentair Takeover Proposal, New Pentair Takeover Proposal and Tyco Takeover Proposal apply to a transaction relating to 50% of any class of equity securities, consolidated net revenues, net income or assets of Pentair, New Pentair or Tyco, as applicable, rather than 10%.

Opinions of Pentair Financial Advisors (See “The Transactions—Opinions of Pentair Financial Advisors” beginning on page 86)

On March 27, 2012, the Pentair board of directors received an oral opinion from Deutsche Bank Securities Inc. (“Deutsche Bank”), which was subsequently confirmed in writing, that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the exchange ratio pursuant to the Merger Agreement was fair to the holders of Pentair common shares (other than New Pentair and any subsidiary of Pentair). The full text of Deutsche Bank’s written opinion, dated as of March 27, 2012, is attached as Annex D to this proxy statement/prospectus and incorporated into this document by reference. Deutsche Bank’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Deutsche Bank in rendering its opinion. This summary of Deutsche Bank’s written opinion is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion is addressed to Pentair’s board of directors for its use in connection with its evaluation of the Merger. Deutsche Bank’s opinion relates only to the fairness, from a financial point of view, to the holders of Pentair common shares (other than New Pentair and any subsidiary of Pentair) of the exchange ratio pursuant to the Merger Agreement (after giving effect to the distribution ratio pursuant to the Separation and Distribution Agreement), which Deutsche Bank assumes, with the knowledge and permission of the Pentair board of directors, will result in the diluted common shares of New Pentair at the effective time of the Merger being held approximately 47.5% by the former shareholders of Pentair and 52.5% by the shareholders of New Pentair (excluding treasury shares) immediately prior to the Merger, and does not constitute a recommendation to any shareholder of Pentair as to how such shareholder should vote or act with respect to the Merger or any other matter. You are urged to read the opinion of Deutsche Bank carefully in its entirety.

On March 27, 2012, the Pentair board of directors received an oral opinion from Greenhill & Co. (“Greenhill”), which was subsequently confirmed in writing, that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the exchange ratio pursuant to the Merger Agreement was fair to the holders of Pentair common shares (other than New Pentair and any subsidiary of Pentair). The full text of Greenhill’s written opinion, dated as of March 27, 2012, is attached as Annex E to this proxy statement/prospectus and incorporated into this document by reference. Greenhill’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon, the review undertaken by Greenhill in rendering its opinion. This summary of Greenhill’s written opinion is qualified in its entirety by reference to the full text of the opinion. Greenhill’s opinion is addressed to Pentair’s board of directors for its use in connection with its evaluation of the Merger. Greenhill’s opinion relates only to the fairness, from a financial point of view, to the holders of Pentair common shares (other than New Pentair and any subsidiary of Pentair), of the exchange ratio pursuant to the Merger Agreement (after giving effect to the distribution ratio pursuant to the Separation and Distribution Agreement), which Greenhill assumes, with the knowledge and permission of the Pentair board of directors, will result in the fully-diluted common shares of New Pentair at the effective time of the Merger being held approximately 47.5% by the former shareholders of Pentair and 52.5% by the shareholders of New Pentair (excluding treasury shares) immediately prior to the Merger. Greenhill’s opinion does not constitute a recommendation to any shareholder of Pentair as to how such shareholder should vote or act with respect to the Merger or any other matter. You are urged to read the opinion of Greenhill carefully in its entirety.

Interests of Certain Persons in the Merger (See “The Transactions—Interests of Certain Persons in the Merger” beginning on page 104)

In considering the recommendation of the Pentair board of directors that Pentair shareholders vote to approve the Merger Agreement proposal, you should be aware that certain of Pentair’s directors and executive officers have financial interests in the Merger that differ from, or are in addition to, the interests of Pentair’s shareholders generally.

The interests of Pentair’s non-employee directors include, among other things, the right to (i) accelerated vesting of certain stock options and restricted stock units and (ii) accelerated distribution of account balances under Pentair’s non-qualified deferred compensation programs. The interests of Pentair’s executive officers include the rights to:

•

accelerated vesting of stock options and restricted stock units in the event of certain terminations of employment following the Merger and, solely in the case of Mr. Schrock with respect to certain restricted stock units held by him, upon the consummation of the Merger;

•	accelerated vesting and payout of cash performance units in the event of certain terminations of employment following the Merger;

•

certain severance payments and other benefits (including medical insurance, outplacement services and accounting and legal services) in the event of certain terminations of employment following the Merger;

•	accelerated vesting and payout of amounts under the executive officer performance plan in connection with the Merger;

•	certain accelerated accrual and vesting, as well as additional service credit, under Pentair’s supplemental retirement plans in the event of certain terminations of employment following the Merger;

•	distribution of account balances under Pentair’s non-qualified deferred compensation programs in connection with the Merger;

•	certain rights to reimbursements with respect to excise taxes under Section 280G of the Code; and

•	certain additional grants of restricted stock units to be made by Pentair in connection with the consummation of the Merger.

In connection with Pentair’s entry into the Merger Agreement, Pentair’s executive officers have entered into waivers with Pentair waiving (i) accelerated vesting of their Pentair stock options and restricted stock units (except to the extent that such waiver would result in adverse tax consequences under Section 409A of the Code) and (ii) accelerated vesting and pro rata payout of their cash performance units, in each case, upon consummation of the Merger. Awards whose acceleration is waived will continue to vest in accordance with their normal terms, provided that unvested awards will vest in full in the event of certain qualifying terminations of employment. In addition, the performance conditions with respect to Pentair cash performance units will be deemed satisfied, and the value of such cash performance units will be fixed at target, upon the consummation of the Merger, and such awards will only be subject to service-based vesting conditions. Mr. Hogan has also waived his right to have any voluntary termination of his employment during the 30-day period following the first anniversary of the consummation of the Merger treated as a qualifying termination.

In addition, pursuant to the Merger Agreement, at the Effective Time, Pentair’s executive officers will become the executive officers of New Pentair, and Pentair’s board of directors, together with up to two new directors selected by Tyco prior to the mailing of the Tyco Proxy Statement and reasonably acceptable to Pentair, will be the board of directors of New Pentair. Tyco has selected only one designee to the New Pentair board of directors.

Pentair’s board of directors was aware of, and considered the interests of, Pentair’s directors and executive officers in approving and authorizing the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby and making their recommendation that the Pentair shareholders approve the Merger Agreement proposal.

Regulatory Approval (See “The Transactions—Regulatory Approvals” beginning on page 118)

Under the HSR Act and related rules, the Merger may not be completed until notifications have been given and information furnished to the Federal Trade Commission and to the Antitrust Division of the U.S. Department of Justice (“Antitrust Division”) and all statutory waiting period requirements have been satisfied. The HSR Act provides for an initial 30-calendar-day statutory waiting period following the necessary filings by the parties to the merger, unless the Federal Trade Commission and Antitrust Division terminate the waiting period early. Pentair and New Pentair filed Notification and Report Forms with the Federal Trade Commission and the Antitrust Division on April 17, 2012 and early termination of the HSR Act waiting period was granted on April 25, 2012.

In addition, Pentair and New Pentair are required to provide notifications to the European Union, Chinese and Turkish competition authorities. Subsequent to a notification filed on June 15, 2012, Pentair and New Pentair received on July 11, 2012 a decision from the European Commission under Council Regulation (EC)

No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings declaring that the Merger is compatible with the internal market and with the Agreement of the European Economic Area. Pentair and New Pentair are also seeking clearance under the Chinese Anti-Monopoly Law with a notification submitted to the Anti-Monopoly Bureau of China’s Ministry of Commerce on May 4, 2012. The Anti-Monopoly Bureau of China’s Ministry of Commerce initiated the formal review period for the notification on July 3, 2012. Further, subsequent to a notification submitted to the Competition Board of the Turkish Competition Authority on June 27, 2012, Pentair and New Pentair received on July 19, 2012 a decision granting clearance under the Turkish Law on Protection of Competition No. 4054 and the Turkish Competition Authority Communiqué No. 2010/4 on Mergers and Acquisitions Requiring the Approval of the Competition Board. Pentair and New Pentair as appropriate also may provide notice and seek regulatory clearance in other jurisdictions.

There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

No Dissenters’ or Appraisal Rights (See “The Transactions—Rights of Appraisal” beginning on page 119)

Pentair shareholders will not be entitled to appraisal or dissenters’ rights under the Minnesota Business Corporation Act in connection with the Merger.

Accounting Treatment (See “The Transactions—Accounting Treatment” beginning on page 119).

Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, requires the use of the purchase method of accounting for business combinations. In applying the purchase method, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (New Pentair in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following:

•

The relative voting interests in New Pentair after the Transactions. In this case, Tyco shareholders are expected to receive approximately 52.5% of the equity ownership and associated voting rights in New Pentair after the Transactions.

•

The composition of the governing body of New Pentair after the Transactions. In this case, the composition of the board of directors of New Pentair after the Transactions will be comprised of the ten current members of the board of directors of Pentair plus up to two members designated by Tyco. As more fully described in “Description of New Pentair Capital Stock—General Meetings of Shareholders and Voting Rights,” New Pentair’s board of directors will be divided into three classes substantially equivalent in size, with each class serving a three-year term. One class will be elected at each annual general meeting of shareholders. As a result, any significant shift in the composition of the board of directors proposed by New Pentair would take at least two years.

•	The composition of senior management of New Pentair after the Transactions. In this case, New Pentair’s executive officers following the Merger will be the current executive officers of Pentair.

Pentair and New Pentair have determined that Pentair will be the accounting acquiror in this combination based on the pertinent facts and circumstances, including those outlined above. New Pentair will apply purchase accounting to the assets and liabilities of the Tyco Flow Control Business upon consummation of the Transactions. Upon completion of the Transactions, the historical financial statements of New Pentair will be those of Pentair.

Tax Sharing Agreement (See “The Separation and Distribution Agreement and Ancillary Agreements—Tax Sharing Agreement” beginning on page 158)

New Pentair intends to enter into the 2012 Tax Sharing Agreement with Tyco and ADT that will govern the respective rights, responsibilities and obligations of Tyco, ADT and New Pentair after the Spin-off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns. Because certain of New Pentair’s subsidiaries are members of one of Tyco’s U.S. consolidated groups, it has (and will continue to have following the Spin-off) several liability with Tyco to the IRS for the consolidated U.S. federal income taxes of such consolidated group relating to the taxable periods in which its subsidiaries were part of such consolidated group. New Pentair expects that the 2012 Tax Sharing Agreement will provide that New Pentair, Tyco and ADT will share the Shared Tax Liabilities, as defined below in “The Separation and Distribution Agreement and Ancillary Agreements—Tax Sharing Agreement.” Tyco will be responsible for the first $500 million of Shared Tax Liabilities. New Pentair and ADT will share 42% and 58%, respectively, of the next $225 million of Shared Tax Liabilities. New Pentair, ADT and Tyco will share 20%, 27.5% and 52.5%, respectively, of Shared Tax Liabilities above $725 million.

Material U.S. Federal Income Tax Considerations (See “Material U.S. Federal Income Tax Considerations” beginning on page 120)

Pentair shareholders are not expected to recognize any gain or loss, or include any amount in income, for U.S. federal income tax purposes as a result of the Merger. However, U.S. shareholders of Pentair who own five percent or more of New Pentair (including by attribution) immediately after the Merger must enter into a gain recognition agreement with the IRS to avoid the recognition of a gain on the exchange of their Pentair shares for New Pentair shares.

Tyco shareholders are not expected to recognize any gain or loss, or include any amount in income, for U.S. federal income tax purposes as a result of the Distribution, except to the extent of cash received in lieu of fractional shares.

The Distribution and the Merger are conditioned on receipt of private letter rulings from the IRS and tax opinions from counsel regarding the U.S. federal income tax consequences of the Merger, the Distribution and certain internal transactions undertaken in anticipation of the Distribution. The private letter rulings and opinions will rely on certain facts and assumptions, and certain representations and undertakings, from Tyco, New Pentair and Pentair. Notwithstanding the private letter rulings and the opinions, the IRS could determine on audit that the Distribution, the internal transactions or the Merger should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the Distribution, the internal transactions or the Merger should be taxable for other reasons, including as a result of significant changes in stock or asset ownership after the Merger.

If the Distribution ultimately is determined to be taxable, the Distribution could be treated as a taxable dividend or capital gain to Tyco shareholders for U.S. federal income tax purposes, and Tyco shareholders could incur significant U.S. federal income tax liabilities. In addition, Tyco would recognize gain in an amount equal to the excess of the fair market value of New Pentair common shares distributed to Tyco shareholders on the Distribution date over Tyco’s tax basis in such common shares, but such gain, if recognized, generally would not be subject to U.S. federal income tax. However, Tyco could incur significant U.S. federal income tax liabilities if it is ultimately determined that certain internal transactions undertaken in anticipation of the Distribution are taxable. Under the 2012 Tax Sharing Agreement, New Pentair may be required to indemnify Tyco for such liabilities. If the Merger ultimately is determined to be taxable, Pentair shareholders would recognize taxable gain or loss on their disposition of Pentair common shares in the Merger.

Tyco shareholders and Pentair shareholders are urged to consult their tax advisors as to the specific tax consequences of the Distribution and the Merger to that shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Material Swiss Tax Considerations (See “Material Swiss Tax Considerations” beginning on page 126)

Pentair shareholders are not expected to recognize any gain or loss, or include any amount in income, for Swiss income tax purposes as a result of the Merger.

The Distribution and the Merger are conditioned on receipt of tax rulings from the Swiss Federal Tax Administration and tax opinions from counsel regarding the Swiss income tax consequences of the Merger and the Distribution. The rulings and opinions will rely on certain facts and assumptions, and certain representations and undertakings, from Tyco, New Pentair and Pentair. Notwithstanding the tax ruling and the opinions, the Swiss Federal Tax Administration could determine on audit that the Distribution, the internal transactions or the Merger should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the Distribution the internal transactions or the Merger should be taxable for other reasons.

Tyco shareholders and Pentair shareholders are urged to consult their tax advisors as to the specific tax consequences of the Distribution and the Merger to that shareholder, including the effect of any tax laws and of changes in applicable tax laws.

Voting by Pentair Directors and Executive Officers (See “The Pentair Special Meeting—Voting by Pentair Directors and Executive Officers” beginning on page 71)

At the close of business on the record date of the Pentair special meeting, Pentair directors and executive officers and their affiliates were entitled to vote 804,348 Pentair common shares or approximately 1% of the Pentair common shares outstanding on that date. Pentair currently expects that its directors and executive officers and their affiliates will vote their shares in favor of all proposals, but none of them has entered into any agreement obligating him or her to do so.

Vote Required for Approval of the Merger (See “The Pentair Special Meeting—Required Vote” beginning on page 69)

Pentair shareholders may vote “FOR” or “AGAINST,” or may abstain from voting, on the Merger Agreement proposal. Consummation of the Transactions requires the approval of the Merger Agreement proposal by Pentair shareholders. The approval by Pentair shareholders of the Merger Agreement proposal requires the affirmative vote of the holders of a majority of the voting power of all Pentair common shares entitled to vote at the meeting. Therefore, if Pentair shareholders abstain or fail to vote, it will have the same effect as a vote “AGAINST” the Merger Agreement proposal.

Board of Directors and Executive Officers of New Pentair Following the Merger (See “The Transactions—Board of Directors and Executive Officers of New Pentair Following the Merger; Operations Following the Merger” beginning on page 103)

Immediately after the completion of the Merger, the New Pentair board of directors will be composed of the members of the board of directors of Pentair as of the mailing of the Tyco Proxy Statement and one member who has been selected by Tyco and is reasonably acceptable to Pentair.

The executive officers of Pentair immediately prior to the completion of the Merger will be the executive officers of New Pentair immediately following the completion of the Merger.

Following the completion of the Merger, the location of the main U.S. offices of New Pentair will be Pentair’s executive offices in Minneapolis, Minnesota.

Risk Factors (See “Risk Factors” beginning on page 34)

Pentair shareholders should carefully consider the matters described in “Risk Factors,” as well as other information included in this proxy statement/prospectus and the other documents to which they have been referred.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF PENTAIR

The following table sets forth summary historical consolidated financial information of Pentair. The consolidated statement of income data for the six months ended June 30, 2012 and July 2, 2011 and the consolidated balance sheet data as of June 30, 2012 and July 2, 2011 have been derived from Pentair’s unaudited consolidated financial statements which are incorporated by reference in this proxy statement/prospectus. The consolidated statement of income data for the years ended December 31, 2011, December 31, 2010 and December 31, 2009 and the consolidated balance sheet data as of December 31, 2011 and December 31, 2010 are derived from Pentair’s audited consolidated financial statements incorporated by reference into this proxy statement/prospectus. The consolidated balance sheet data as of December 31, 2009 is derived from Pentair’s audited consolidated financial statements that are not included or incorporated by reference in this proxy statement/prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of Pentair’s management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

The summary historical consolidated financial data presented below should be read in conjunction with Pentair’s consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Pentair” incorporated by reference into this proxy statement/prospectus. The Pentair consolidated financial data may not be indicative of future performance.

	Six Months Ended		Fiscal Year Ended
	June 30, 2012(1)	July 2, 2011(1)	December 31, 2011(1)(2)	December 31, 2010	December 31, 2009
	($ in millions, except per share data)
Statement of Income Data:
Net sales	$1,800	$1,700	$3,457	$3,031	$2,692
Operating income	203	196	169	334	220
Net income from continuing operations attributable to Pentair, Inc.	133	117	34	198	116
Per Share Data:
Basic:
Earnings per share from continuing operations attributable to Pentair, Inc.	$1.34	$1.19	$0.35	$2.02	$1.19
Weighted average shares	99	98	98	98	97
Diluted:
Earnings per share from continuing operations attributable to Pentair, Inc.	$1.32	$1.17	$0.34	$2.00	$1.17
Weighted average shares	101	100	100	99	99
Cash dividends declared per common share	$0.44	$0.40	$0.80	$0.76	$0.72
Balance Sheet Data:
Total assets	$4,586	$5,052	$4,586	$3,974	$3,911
Total debt	1,235	1,407	1,309	707	806
Total shareholders’ equity	2,118	2,367	2,047	2,205	2,126

(1)	In May 2011, Pentair acquired as part of Water & Fluid Solutions, the Clean Process Technologies division of privately held Norit Holding B.V.
(2)	In the fourth quarter of 2011, Pentair recorded a pre-tax non-cash goodwill impairment charge of $200.5 million.

SUMMARY HISTORICAL COMBINED FINANCIAL DATA OF

THE TYCO FLOW CONTROL BUSINESS

The following table sets forth summary historical combined financial and other operating data of the Tyco Flow Control Business. The summary historical combined financial and other operating data have been prepared to include all of the Tyco Flow Control Business, and are a combination of the assets and liabilities that have been used in managing and operating this business. The combined statement of operations data for the six months ended March 30, 2012 and March 25, 2011 and the combined balance sheet data as of March 30, 2012 have been derived from the Tyco Flow Control Business’ unaudited combined financial statements included elsewhere in this proxy statement/prospectus. The combined statement of operations data set forth below for the fiscal years ended September 30, 2011, September 24, 2010 and September 25, 2009 and the combined balance sheet data as of September 30, 2011 and September 24, 2010 are derived from the Tyco Flow Control Business’ audited combined financial statements included elsewhere in this proxy statement/prospectus. The combined balance sheet data as of March 25, 2011 and September 25, 2009 are derived from the Tyco Flow Control Business’ unaudited combined financial statements that are not included in this proxy statement/prospectus. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of the Tyco Flow Control Business’ management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. The Tyco Flow Control Business has a 52- or 53-week fiscal year that ends on the last Friday in September. Fiscal years 2010 and 2009 were both 52-week years, while fiscal year 2011 was a 53-week year.

The selected historical combined financial and other operating data presented below should be read in conjunction with the Tyco Flow Control Business’ combined financial statements and accompanying notes and “Management Discussion and Analysis of Financial Condition and Results of Operations of the Tyco Flow Control Business” presented elsewhere in this proxy statement/prospectus.

The Tyco Flow Control Business’ historical combined financial data may not be indicative of future performance and does not necessarily reflect what financial condition and results of operations would have been had the Tyco Flow Control Business operated as an independent, publicly-traded company during the periods presented, including changes that will occur in the Tyco Flow Control Business’ operations and capitalization as a result of the Spin-off.

	For the Six Months Ended		Fiscal Year Ended
	March 30, 2012(1)	March 25, 2011(1)(2)	September 30, 2011(1)	September 24, 2010(1)	September 25, 2009
	($ in millions)
Combined Statement of Operations Data:
Net revenue	$1,924	$1,634	$3,648	$3,381	$3,492
Gross profit	623	546	1,170	1,130	1,233
Operating income	192	119	306	331	451
Income from continuing operations	114	50	153	184	233
Income from discontinued operations, net of income taxes	—	168	172	17	29
Net income attributable to parent company equity	113	218	324	201	262

Combined Balance Sheet Data:
Total assets	$5,322	$4,609	$5,144	$4,682	$4,846
Long-term debt(3)(4)	893	795	876	689	856
Total liabilities(3)	2,142	1,953	2,132	2,045	2,126
Total parent company equity	3,086	2,656	2,919	2,637	2,719

Combined Other Operating Data:
Orders	$2,073	$1,750	$3,785	$3,200	$3,100
Backlog	$1,898	$1,654	$1,744	$1,581	$1,781

(1)	Income from continuing operations and net income attributable to parent company equity include $24 million and $27 million of corporate expense allocated from Tyco for the six months ended March 30, 2012 and March 25, 2011, respectively. Income from continuing operations and Net income attributable to parent company equity include $52 million, $54 million and $55 million of corporate expense allocated from Tyco for the years ended September 30, 2011, September 24, 2010 and September 25, 2009, respectively.
(2)	Income from continuing operations and net income attributable to parent company equity include a goodwill impairment charge of $35 million in the Water & Environmental Systems segment of the Tyco Flow Control Business related to its Water Systems reporting unit.
(3)	Long-term debt and total liabilities include $877 million and $776 million of allocated debt for the six months ended March 30, 2012 and March 25, 2011, respectively. Long-term debt and total liabilities include $859 million, $671 million and $836 million of allocated debt for the years ended September 30, 2011, September 24, 2010 and September 25, 2009, respectively.
(4)	Amounts have been allocated from Tyco and are not indicative of debt that will be incurred in the future as an independent, publicly-traded company.

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following table presents summary unaudited pro forma combined financial information about Pentair’s consolidated balance sheet and statements of income, and gives effect to the Transactions. The information under “Statement of Income Data” in the table below combines the six months ended June 30, 2012 for Pentair and the six months ended March 30, 2012 for the Tyco Flow Control Business and the fiscal year ended December 31, 2011 for Pentair and September 30, 2011 for the Tyco Flow Control Business and gives effect to the Transactions as if they had been consummated on January 1, 2011, the beginning of the earliest period presented. The information under “Balance Sheet Data” in the table below combines the historical consolidated balance sheets of Pentair as of June 30, 2012 and the historical combined balance sheets of the Tyco Flow Control Business as of March 30, 2012 and assumes the Transactions had been consummated on June 30, 2012. This unaudited pro forma combined financial information was prepared using the acquisition method of accounting with Pentair considered the acquiror of the Tyco Flow Control Business. See “The Transactions—Accounting Treatment” beginning on page 119.

In addition, the unaudited pro forma combined financial information includes adjustments which are preliminary and will likely be revised. There can be no assurance that such revisions will not result in material changes. The unaudited pro forma combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company.

The information presented below should be read in conjunction with the historical consolidated financial statements of Pentair and the historical combined financial statements of the Tyco Flow Control Business, including the related notes and with the pro forma condensed combined financial statements of Pentair and the Tyco Flow Control Business, including the related notes, appearing elsewhere or incorporated by reference in this proxy statement/prospectus. See “Where You Can Find Additional Information” and “Selected Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 212. The unaudited pro forma condensed combined financial data are not necessarily indicative of results that actually would have occurred or that may occur in the future had the Transactions been completed on the dates indicated.

	Six Months Ended June 30, 2012	Fiscal Year Ended December 31, 2011

	($ in millions, except per share data)
Statement of Income Data:
Net sales	$3,724	$7,105
Operating income	$348	$323
Net income from continuing operations attributable to shareholders	$230	$116
Earnings per share from continuing operations attributable to shareholders: Basic	$1.09	$0.55
Diluted	$1.08	$0.55

As of June 30, 2012
($ in millions)
Balance Sheet Data:
Total assets	$11,215
Total debt	$1,685
Total shareholders’ equity and parent company investment	$6,492

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

Presented below are Pentair’s historical per share data for the six months ended June 30, 2012 and the year ended December 31, 2011 and New Pentair unaudited pro forma combined per share data for the six months ended June 30, 2012 and the year ended December 31, 2011. This information should be read together with the consolidated financial statements and related notes of Pentair that are incorporated by reference into this proxy statement/prospectus and with the unaudited pro forma combined financial data included in “Selected Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 212. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results of the combined company. The historical book value per share is computed by dividing total stockholders’ equity for Pentair by the number of Pentair common shares outstanding at the end of the period. The pro forma earnings per share of the combined company is computed by dividing the pro forma income by the pro forma weighted average number of New Pentair common shares outstanding. The pro forma book value per share of the combined company is computed by dividing total pro forma stockholders’ equity by the pro forma number of New Pentair common shares outstanding at the end of the respective periods.

Pentair Historical	Six Months Ended June 30, 2012	Fiscal Year Ended December 31, 2011

Earnings per share attributable to Pentair, Inc.:
Basic	$1.34	$0.35
Diluted	$1.32	$0.34
Book value per common share	$21.35	$20.76
Cash dividends	$0.44	$0.80

Pentair Unaudited Pro Forma Combined Amounts	Six Months Ended June 30, 2012	Fiscal Year Ended December 31, 2011

Earnings per share from continuing operations attributable to shareholders:
Basic	$1.09	$0.55
Diluted	$1.08	$0.55
Book value per common share	$30.71	N/A
Cash dividends	$0.44	$0.80

HISTORICAL MARKET PRICE AND DIVIDEND INFORMATION

Pentair common shares currently trade on the NYSE under the ticker symbol “PNR.” On March 27, 2012, the last trading day before the announcement of the signing of the Merger Agreement, the last sale price of Pentair common shares reported by the NYSE was $40.26. On August 1, 2012, the last practicable trading day for which information is available as of the date of this proxy statement/prospectus, the last sale price of Pentair common shares reported by the NYSE was $43.07. The following table sets forth the high and low prices of Pentair common shares for the periods indicated. For current price information, Pentair shareholders are urged to consult publicly available sources.

	Pentair Common Shares
	High	Low	Dividends Declared
Calendar Year Ending December 31, 2012

Third Quarter (through August 1, 2012)	$45.03	$37.43	$0.22
Second Quarter	$47.59	$36.31	$0.22
First Quarter	$48.77	$33.88	$0.22

Calendar Year Ended December 31, 2011

Fourth Quarter	$38.62	$30.38	$0.20
Third Quarter	$42.43	$29.73	$0.20
Second Quarter	$41.38	$36.74	$0.20
First Quarter	$38.97	$34.85	$0.20

Calendar Year Ended December 31, 2010

Fourth Quarter	$37.22	$31.89	$0.19
Third Quarter	$35.68	$29.41	$0.19
Second Quarter	$39.32	$30.62	$0.19
First Quarter	$36.40	$29.55	$0.19

Market price data for New Pentair common shares has not been presented as New Pentair common shares do not trade separately from Tyco common shares.

It is expected that New Pentair will initially pay a quarterly cash dividend of $0.22 per share. The Merger Agreement provides that Tyco, as the sole shareholder of New Pentair, will authorize the quarterly cash dividends to be paid prior to the 2013 New Pentair annual general meeting. Any dividend after that time that may be proposed by the New Pentair board of directors will be subject to approval by the New Pentair shareholders at the New Pentair annual general meeting if and as proposed by the New Pentair board of directors. Under Swiss law, the New Pentair board of directors may propose to shareholders that a dividend be paid but cannot itself authorize the dividend. However, whether the New Pentair board of directors exercises its discretion to propose any dividends to holders of New Pentair common shares in the future will depend on many factors, including New Pentair’s financial condition, earnings, capital requirements of New Pentair’s business, covenants associated with debt obligations, legal requirements, regulatory constraints, industry practice and other factors that the New Pentair board of directors deems relevant. There can be no assurance that New Pentair will continue a dividend in the future. See “Description of New Pentair Capital Stock—Dividends.”

RISK FACTORS

Risks Related to the Transactions

The calculation of the consideration payable pursuant to the Merger will not be adjusted based on the performance of Pentair or the Tyco Flow Control Business. Accordingly, the relative market value of the New Pentair common shares that Pentair shareholders receive in the Merger may not reflect the performance of Pentair and the Tyco Flow Control Business.

In the Merger, holders of Pentair common shares will receive one common share of New Pentair for every Pentair common share they hold at the time of the Merger with the result that former Pentair shareholders will own approximately 47.5% of New Pentair common shares and Tyco shareholders will own approximately 52.5% of New Pentair common shares, on a fully-diluted basis (excluding treasury shares) after giving effect to the Merger. Tyco shareholders who receive New Pentair common shares in the Distribution will not receive any new shares in the Merger and will continue to hold their existing shares of Tyco and New Pentair. The one-to-one exchange ratio and overall allocation of New Pentair common shares will not be adjusted for changes in the economic performance of the Tyco Flow Control Business and Pentair or the market price of Pentair common shares. If the economic performance of the Tyco Flow Control Business relative to Pentair declines (or the economic performance of Pentair relative to the Tyco Flow Control Business improves) prior to completion of the Merger, Pentair shareholders will not receive any additional compensation or adjustment to account for the effective diminishment in the value of their New Pentair common shares received in the Merger.

New Pentair may not realize the anticipated growth opportunities and cost synergies from the Merger.

The success of the Transactions will depend, in part, on the ability of New Pentair to realize the anticipated growth opportunities and cost synergies as a result of the Merger. New Pentair’s success in realizing these growth opportunities and cost synergies, and the timing of this realization, depends on the successful integration of Pentair and the Tyco Flow Control Business. Even if New Pentair is able to integrate Pentair and the Tyco Flow Control Business successfully, this integration may not result in the realization of the full benefits of the growth opportunities and cost synergies that Pentair and New Pentair currently expect from this integration or that these benefits will be achieved within the anticipated time frame or at all. For example, New Pentair may not be able to eliminate duplicative costs. Moreover, New Pentair may incur substantial expenses in connection with the integration of Pentair and the Tyco Flow Control Business. While it is anticipated that certain expenses will be incurred, such expenses are difficult to estimate accurately, and may exceed current estimates. Accordingly, the benefits from the Merger may be offset by costs incurred or delays in integrating the businesses.

The integration of Pentair and the Tyco Flow Control Business following the Merger may present significant challenges.

There is a significant degree of difficulty and management distraction inherent in the process of establishing New Pentair as an independent public company and integrating Pentair and the Tyco Flow Control Business. These difficulties include:

•

the challenge of establishing New Pentair as a separately traded independent public company while integrating Pentair and the Tyco Flow Control Business and carrying on the ongoing operations of each entity;

•	the necessity of coordinating geographically separate organizations;

•	the challenge of integrating the business cultures of Pentair and the Tyco Flow Control Business, which may prove to be incompatible;

•	the challenge and cost of integrating the information technology systems of Pentair and the Tyco Flow Control Business; and

•	the potential difficulty in retaining key officers and personnel of Pentair and the Tyco Flow Control Business.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of Pentair and the Tyco Flow Control Business. Members of New Pentair senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage the combined company, service existing customers, attract new customers and develop new products or strategies. If senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, Pentair and the Tyco Flow Control Business could suffer. There can be no assurance that New Pentair will successfully or cost-effectively integrate Pentair and the Tyco Flow Control Business. The failure to do so could have a material adverse effect on New Pentair’s business, financial condition and results of operations.

New Pentair’s accounting and other management systems and resources may not be adequately prepared to quickly integrate and update the financial reporting systems of the Tyco Flow Control Business following the Transactions.

The financial results of the Tyco Flow Control Business previously were included within the consolidated results of Tyco, and were not directly subject to the reporting and other requirements of the Exchange Act. As a result of the Transactions, New Pentair will be directly subject to reporting and other obligations under the Exchange Act. The Exchange Act requires that New Pentair file annual, quarterly and current reports with respect to New Pentair’s business and financial condition. Following the Merger, New Pentair will be responsible for ensuring that all aspects of its business comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which will require annual management assessments of the effectiveness of internal control over financial reporting and a report by an independent registered public accounting firm addressing these assessments. Although the management of New Pentair has experience with these reporting and related obligations, ensuring compliance with respect to the Tyco Flow Control Business may place significant demands on management, administrative and operational resources, including accounting systems and resources.

Under the Sarbanes-Oxley Act, New Pentair is required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements with respect to the Tyco Flow Control Business, New Pentair may need to upgrade its systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. It is expected that New Pentair will incur annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If New Pentair is unable to upgrade its financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, New Pentair’s ability to comply with its financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on New Pentair’s business, financial condition, results of operations and cash flows.

There is currently no public market for New Pentair common shares and New Pentair cannot be certain that an active trading market will develop or be sustained after the Spin-off and the Merger, and following the Spin-Off and the Merger New Pentair’s share price may fluctuate significantly.

Although Pentair’s common shares trade on the NYSE, there is currently no public market for New Pentair common shares. New Pentair intends to list its common shares on the NYSE under the symbol “PNR,” which is currently the trading symbol for Pentair. It is anticipated that on or shortly before the record date for the Distribution, trading of the New Pentair common shares will begin on a “when-issued” basis and such trading will continue up to and including the distribution date. However, there can be no assurance that an active trading market for New Pentair common shares will develop as a result of the Spin-off and the Merger or be sustained in the future. The lack of an active market may make it more difficult for New Pentair shareholders to sell their common shares and could lead to the price of New Pentair common shares being depressed or more volatile. Pentair, Tyco and New Pentair cannot predict the prices at which New Pentair common shares may trade after the

Spin-off and the Merger. The market price of New Pentair common shares may fluctuate widely, depending on many factors, some of which may be beyond New Pentair’s control, including:

•

New Pentair’s business profile and market capitalization may not fit the investment objectives of some Pentair and Tyco shareholders and, as a result, these shareholders may sell New Pentair’s shares after the Transactions are completed;

•	actual or anticipated fluctuations in the operating results of New Pentair due to factors related to New Pentair’s business;

•	success or failure of New Pentair’s combined business strategy;

•	New Pentair’s quarterly or annual earnings, or those of other companies in New Pentair’s industry;

•	New Pentair’s ability to obtain third-party financing as needed;

•	announcements by New Pentair or New Pentair’s competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover New Pentair’s common shares after the Transactions are completed;

•	changes in earnings estimates by securities analysts or New Pentair’s ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of New Pentair;

•	natural or other environmental disasters that investors believe may affect New Pentair;

•	overall market fluctuations;

•	results from any material litigation, including asbestos claims, government investigations or environmental liabilities;

•	changes in laws and regulations affecting New Pentair’s business; and

•	general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of New Pentair common shares. Until an orderly market develops, the trading prices for New Pentair common shares may fluctuate significantly. New Pentair common shares will be freely transferable, except for those shares received or held by affiliates of New Pentair as the term “affiliates” is defined under the Securities Act of 1933. See “The Transactions—Federal Securities Law Consequences; Resale Restrictions.”

Substantial sales of New Pentair common shares may occur in connection with the Spin-off and the Merger, which could cause New Pentair stock price to decline.

The New Pentair common shares that Tyco distributes to its shareholders in the Distribution and that are issued to Pentair shareholders in the Merger generally may be sold immediately in the public market. Although Pentair and Tyco have no actual knowledge of any plan or intention on the part of any significant shareholder to sell New Pentair common shares following the Spin-off and the Merger, it is likely that some Tyco shareholders and some Pentair shareholders, including some large shareholders, will sell New Pentair common shares received in the Distribution and the Merger, respectively, for various reasons such as if New Pentair’s business profile or market capitalization as a combined company following the Transactions does not fit their investment objectives. In particular, Tyco is a member of the S&P 500 Index, while New Pentair may not be in the future. Accordingly, certain Tyco and Pentair shareholders may elect or be required to sell New Pentair shares following the Spin-off and the Merger due to investment guidelines or other reasons. The sales of significant amounts of New Pentair common shares or the perception in the market that this will occur may result in the lowering of the market price of New Pentair common shares.

Regulatory agencies may delay or impose conditions on the approval of the Spin-off and the Merger, which may diminish the anticipated benefits of the Transactions.

Completion of the Spin-off and the Merger is conditioned upon the receipt of required government consents and approvals, including required approvals from foreign regulatory agencies. While Pentair and Tyco intend to pursue vigorously all required governmental approvals and do not know of any reason why they would not be able to obtain the necessary approvals in a timely manner, the requirement to receive these approvals before the Spin-off and the Merger could delay the completion of the Distribution and the Merger, possibly for a significant period of time after Tyco shareholders have approved the Distribution and after Pentair shareholders have approved the Merger. In addition, these governmental agencies may attempt to condition their approval of the Merger on the imposition of conditions that could have a material adverse effect on New Pentair’s operating results or the value of New Pentair common shares after the Spin-off and Merger are completed. Any delay in the completion of the Spin-off and the Merger could diminish anticipated benefits of the Transactions or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the Transactions. Any uncertainty over the ability of Tyco and Pentair to complete the Spin-off and the Merger could make it more difficult for Tyco and Pentair to retain key employees or to pursue business strategies. In addition, until the Distribution and the Merger are completed, the attention of Pentair and Tyco management may be diverted from ongoing business concerns and regular business responsibilities to the extent management is focused on matters relating to the Transactions, such as obtaining regulatory approvals.

New Pentair shares to be issued to the holders of Pentair common shares must be registered in the Commercial Register of the Canton of Schaffhausen, Switzerland. Under Swiss law registration may be blocked, thereby delaying or preventing the issuance of the shares and completion of the Merger.

Prior to the issuance of New Pentair shares to be delivered to the holders of Pentair common shares, New Pentair must register the increase in its share capital with the Commercial Register of the Canton of Schaffhausen, Switzerland. Under Swiss law, this registration may be blocked for reasons beyond New Pentair’s control if a petition to this effect is filed with the Commercial Register by any third party. If within ten calendar days of receipt of the blockage request by the Commercial Register the petitioner does not submit to the Commercial Register evidence that a request for interim relief was filed with the competent court, the blockage of the Commercial Register will be lifted, and the registration of the capital increase will occur. However, if such evidence is provided, the blockage of the Commercial Register will be lifted, and the registration of the capital increase will occur, only upon the competent court’s final rejection of the petitioner’s request for interim relief. Any blockage or delay to the registration of the newly issued New Pentair shares would result in delays to the issuance of the shares and therefore to the completion of the Merger, which, if substantial, could have an adverse effect to the business, financial condition, results of operations or cash flows of Pentair, Tyco and the Tyco Flow Control Business.

The pendency of the Merger could potentially adversely affect the business and operations of Pentair and the Tyco Flow Control Business.

In connection with the pending Merger, some customers of each of Pentair and the Tyco Flow Control Business may delay or defer decisions or may end their relationships with Pentair and the Tyco Flow Control Business, which could negatively affect the revenues, earnings and cash flows of Pentair and the Tyco Flow Control Business, regardless of whether the Merger is completed. Similarly, it is possible that current and prospective employees of Pentair and the Tyco Flow Control Business could experience uncertainty about their future roles with the combined company following the Merger, which could materially adversely affect the ability of each of Pentair and the Tyco Flow Control Business to attract and retain key personnel during the pendency of the Merger.

Failure to complete the Merger could adversely impact the market price of Pentair as well as Pentair’s business and operating results.

If the Merger is not completed for any reason, the price of Pentair common shares may decline to the extent that the market price of Pentair common shares reflects positive market assumptions that the Distribution and the Merger will be completed and the related benefits will be realized. Pentair may also be subject to additional risks if the Merger is not completed, including:

•	depending on the reasons for termination of the Merger Agreement, the requirement that Pentair pay Tyco a termination fee of $145 million;

•	substantial costs related to the Merger, such as legal, accounting, filing, financial advisory and financial printing fees, must be paid regardless of whether the Merger is completed; and

•	potential disruption to Pentair’s business and distraction of its workforce and management team.

The transaction structure may discourage other companies from trying to acquire Pentair or the Tyco Flow Control Business before or for a period of time following completion of the Transactions.

The Merger Agreement contains provisions that may discourage a third party from submitting an acquisition or business combination proposal to Pentair that might result in greater value to Pentair shareholders than the Merger. The Merger Agreement generally prohibits Pentair from soliciting any business combination or acquisition proposal. In addition, if the Merger Agreement is terminated by Pentair or Tyco in circumstances that obligate Pentair to pay a termination fee, its financial condition may be adversely affected as a result of the payment of the termination fee, which might deter third parties from proposing alternative business combination proposals. Further, certain provisions of the 2012 Tax Sharing Agreement, which are intended to preserve, for U.S. federal income tax purposes, the tax-free nature of the Distribution to Tyco, may discourage a third party from submitting an acquisition or business combination proposal to New Pentair for a period of time following the Transactions. Under the 2012 Tax Sharing Agreement, New Pentair will be prohibited from taking or failing to take any action that prevents the Distribution and related transactions from being tax-free. Further, for the two-year period following the Distribution, without obtaining the consent of Tyco and ADT, a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm, New Pentair may be prohibited from, among other things:

•

approving or allowing any transaction that results in a change in ownership of more than 35% of New Pentair common shares, when combined with any other changes in ownership of New Pentair’s common shares,

•	redeeming equity securities,

•	selling or otherwise disposing of more than 35% of New Pentair assets, or

•	engaging in certain internal transactions.

These restrictions may discourage a third party from submitting an acquisition or business combination proposal to New Pentair during this two-year period for a transaction that shareholders of New Pentair might consider favorable. See “The Separation and Distribution Agreement and the Ancillary Agreements—Tax Sharing Agreement.”

The historical financial information of the Tyco Flow Control Business may not be representative of its results if it had been operated independently of Tyco and, as a result, may not be a reliable indicator of its future results. In addition, the pro forma combined financial data of New Pentair may not be representative of its results if it had operated the Tyco Flow Control Business and Pentair on a combined basis and, as a result, may not be a reliable indicator for its future performance.

The historical and pro forma financial data included in this proxy statement/prospectus may not reflect what the Tyco Flow Control Business’ results of operations, financial condition and cash flows would have been had the Tyco Flow Control Business been an independent, publicly-traded company during the periods presented, or what the Tyco Flow Control Business’ results of operations, financial condition and cash flows will be in the future when New Pentair will be an independent company. This is primarily because:

•

The Tyco Flow Control Business is operated by Tyco as part of its broader corporate organization, rather than as an independent, publicly-traded company. In addition, prior to the Distribution, Tyco, or one of its affiliates, performed significant corporate functions for the Tyco Flow Control Business, including tax and treasury administration and certain governance functions, including internal audit and external reporting. The Tyco Flow Control Business’ historical and pro forma financial statements reflect allocations of corporate expenses from Tyco for these and similar functions and may not reflect the costs that New Pentair will incur for similar services in the future as an independent company.

•

The working capital and other capital required by the Tyco Flow Control Business for its general corporate purposes, including acquisitions and capital expenditures, historically have been satisfied as part of the company-wide cash management practices of Tyco. Following the completion of the Transactions, New Pentair will need to generate its own funds to finance working capital or other cash requirements and may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements.

•

Other significant changes may occur in the cost structure, management, financing and business operations of the Tyco Flow Control Business as a result of the operation of New Pentair as a company separate from Tyco.

The pro forma financial data included in this proxy statement/prospectus is based in part upon a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, the pro forma financial data should not be assumed to be indicative of what the Tyco Flow Control Business’ financial condition and results of operations actually would have been as a stand-alone company nor to be a reliable indicator of what New Pentair’s financial condition or results of operations actually may be in the future.

For additional information about the Tyco Flow Control Business’ past financial performance and the basis of presentation of its financial statements, see “Summary Historical Combined Financial Data of the Tyco Flow Control Business,” “Management Discussion and Analysis of Financial Condition and Results of Operations of the Tyco Flow Control Business” and the financial statements and the notes thereto in this proxy statement/prospectus.

New Pentair may be unable to provide the benefits and services and access to financial strength and resources to the Tyco Flow Control Business that historically have been provided by Tyco.

The Tyco Flow Control Business is currently a business unit of Tyco. As such, the Tyco Flow Control Business has received benefits and services from Tyco and has been able to benefit from Tyco’s financial strength and extensive business relationships. After the Transactions are consummated, the Tyco Flow Control Business will be owned by New Pentair and will no longer benefit from Tyco’s resources. While New Pentair has entered into separation-related agreements and certain subsidiaries of Tyco are expected to provide transition services for specified periods following the Transactions, it cannot be assured that New Pentair will be able to adequately replace those resources or replace them at the same cost. If New Pentair is not able to replace the resources provided by Tyco or is unable to replace them at the same cost or is delayed in replacing the resources provided by Tyco, New Pentair’s results of operations may be negatively impacted.

Additionally, there is a risk that New Pentair will be more susceptible to market fluctuations and other adverse events than Tyco historically has been. As part of Tyco, the Tyco Flow Control Business enjoys certain benefits from Tyco’s operating diversity, purchasing power, available capital for investments and opportunities to pursue integrated strategies with Tyco’s other businesses. New Pentair will not be as diverse as Tyco’s business is currently and may not enjoy comparable integration opportunities, purchasing power or access to capital markets.

If the Merger, Distribution or certain internal transactions undertaken in anticipation of the Distribution are determined to be taxable for U.S. federal income tax purposes, Tyco, Tyco shareholders, New Pentair and/or Pentair shareholders could incur significant U.S. federal income tax liabilities.

The Distribution and the Merger are conditioned on receipt of private letter rulings from the IRS regarding the U.S. federal income tax consequences of the Distribution and the Merger to the effect that, for U.S. federal income tax purposes: the Distribution will qualify as tax-free under Sections 355 and 361 of the Code, except for cash received in lieu of fractional shares; certain internal transactions undertaken in anticipation of the Distribution will qualify for favorable treatment under the Code; the Merger will qualify as a reorganization under Section 368(a) of the Code; certain anticipated post-closing transactions will not prevent the tax-free treatment of the Distribution or the Merger; and Section 367(a)(1) of the Code will not cause the Merger to be taxable to Pentair shareholders (except for a U.S. shareholder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations but who does not enter into a “gain recognition agreement with the IRS). In addition, the Distribution is conditioned on receipt of an opinion from the law firm of McDermott Will & Emery LLP, counsel to Tyco, confirming the tax-free status of the Distribution for U.S. federal income tax purposes and the Merger is conditioned on receipt of an opinion from McDermott Will & Emery LLP and an opinion from Cravath, Swaine & Moore LLP, counsel to Pentair, to the effect that the Merger will qualify as a reorganization under section 368(a) of the Code and that Section 367(a)(1) of the Code will not cause the Merger to be taxable to Pentair shareholders (except for a U.S. shareholder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations but who does not enter into a “gain recognition agreement” with the IRS).

The private letter rulings and opinions will rely on certain facts and assumptions, and certain representations and undertakings, from Tyco, New Pentair and Pentair. Notwithstanding the private letter rulings and the opinions, the IRS could determine on audit that the Distribution, the internal transactions or the Merger should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated, or that the Distribution, the internal transactions or the Merger should be taxable for other reasons, including as a result of significant changes in stock or asset ownership after the Merger.

If the Distribution ultimately is determined to be taxable, the Distribution could be treated as a taxable dividend or capital gain to Tyco shareholders for U.S. federal income tax purposes, and Tyco shareholders could incur significant U.S. federal income tax liabilities. In addition, Tyco would recognize a gain in an amount equal to the excess of the fair market value of New Pentair common shares distributed to Tyco shareholders on the Distribution date over Tyco’s tax basis in such common shares, but such gain, if recognized, generally would not be subject to U.S. federal income tax. However, Tyco could incur significant U.S. federal income tax liabilities if it is ultimately determined that certain internal transactions undertaken in anticipation of the Distribution are taxable. If the Merger ultimately is determined to be taxable, Pentair shareholders would recognize taxable gain or loss on their disposition of Pentair common shares in the Merger. See “Material U.S. Federal Income Tax Considerations.”

In addition, under the terms of the 2012 Tax Sharing Agreement, in the event the Distribution, the ADT Distribution, the internal transactions or the Merger were determined to be taxable as a result of actions taken after the Distribution by New Pentair, ADT or Tyco, the party responsible for such failure would be responsible for all taxes imposed as a result thereof. If such failure is not the result of actions taken after the Distribution by New Pentair, ADT or Tyco, then New Pentair, ADT and Tyco would be responsible for any taxes imposed as a result of such determination in the same manner and in the same proportions as New Pentair, ADT and Tyco are responsible for Shared Tax Liabilities as defined below in “The Separation and Distribution Agreement and the Ancillary Agreements—Tax Sharing Agreement.” Such tax amounts could be significant. In the event that any party to the 2012 Tax Sharing Agreement defaults in its obligation to pay certain taxes to another party that arise as a result of no party’s fault, each non-defaulting party would be responsible for an equal amount of the defaulting party’s obligation to make a payment to another party in respect of such other party’s taxes.

If the Distribution or the Merger or certain internal transactions undertaken in anticipation of the Distribution are determined to be taxable for Swiss withholding or other tax purposes, Tyco, Tyco shareholders, New Pentair, Pentair and/or Pentair shareholders could incur significant Swiss withholding tax or other tax liabilities.

Generally, Swiss withholding tax of 35% is due on dividends and similar distributions to Tyco’s shareholders, regardless of the place of residency of the shareholder. As of January 1, 2011, distributions to shareholders out of qualifying contributed surplus (Kapitaleinlage) accumulated on or after January 1, 1997 are exempt from Swiss withholding tax if certain conditions are met (Kapitaleinlageprinzip). Tyco has obtained a ruling from the Swiss Federal Tax Authorities confirming that the Distribution qualifies as payment out of such qualifying contributed surplus and no amount will be withheld by Tyco when making the Distribution.

It is a condition to closing of the Merger that, at the Effective Time, Tyco shall have obtained one or more rulings from the Swiss Tax Administrations, which rulings shall be in full force and effect on the closing date of the Merger, confirming: (i) that the Merger will be a transaction that is generally tax-free for Swiss federal, cantonal, and communal tax purposes (including with respect to Swiss stamp tax and Swiss withholding tax); (ii) the relevant Swiss tax base of Panthro Acquisition for Swiss tax (including federal and cantonal and communal) purposes; (iii) the relevant amount of capital contribution reserves (Kapitaleinlageprinzip) which will be exempt from Swiss withholding tax in the event of a distribution to the New Pentair shareholders after the Merger; and (iv) that no Swiss stamp tax will be levied on certain post-Merger restructuring transactions.

These tax rulings rely on certain facts and assumptions, and certain representations and undertakings, from Tyco. Notwithstanding these tax rulings, the Swiss Federal Tax Administration could determine on audit that the Distribution or the Merger or certain internal transactions undertaken in anticipation of the Distribution should be treated as a taxable transaction for withholding tax or other tax purposes if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated. If the Distribution or the Merger or certain internal transactions undertaken in anticipation of the Distribution ultimately is determined to be taxable for withholding tax or other tax purposes, Tyco, Tyco shareholders, New Pentair, Pentair and/or Pentair shareholders could incur material Swiss withholding tax or other tax liabilities that could significantly detract from, or eliminate, the benefits of the Distribution and the Merger. In addition, New Pentair could become liable to indemnify Tyco for part of any Swiss withholding tax liabilities to the extent provided under the 2012 Tax Sharing Agreement. See “Material Swiss Tax Considerations.”

New Pentair might not be able to engage in desirable strategic transactions and equity issuances following the Distribution because of restrictions relating to U.S. federal income tax requirements for tax-free distributions.

New Pentair’s ability to engage in significant equity transactions could be limited or restricted after the Distribution in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the Distribution to Tyco. Even if the Distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may result in corporate-level gain to Tyco under Section 355(e) of the Code if 50% or more, by vote or value, of New Pentair’s shares or Tyco’s shares are acquired or issued as part of a plan or series of related transactions that includes the Distribution. Any acquisitions or issuances of New Pentair’s shares or Tyco’s shares within two years after the Distribution are generally presumed to be part of such a plan, although New Pentair or Tyco may be able to rebut that presumption. For purposes of this test, the Merger might be treated as part of such a plan or series of related transactions but if so would not, by itself, cause the Distribution to be taxable to Tyco since Pentair shareholders will acquire less than 50% of the New Pentair common shares in the Merger. The change in ownership resulting from the Merger, if treated as part of a plan or series of related transactions that includes the Distribution, would be aggregated with other acquisitions or issuances of our shares that occur as part of a plan or series of related transactions that include the Distribution in determining whether a 50% change in ownership has occurred. The process for determining whether a change of ownership has occurred under the tax rules is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If New Pentair does not carefully monitor its compliance with these rules, New Pentair could inadvertently cause or permit a change of ownership to occur, triggering its obligation to indemnify Tyco or ADT pursuant to the 2012 Tax Sharing Agreement.

To preserve the tax-free treatment to Tyco of the Distribution, under the 2012 Tax Sharing Agreement, New Pentair will be prohibited from taking or failing to take any action that prevents the Distribution and related transactions from being tax-free. Further, for the two-year period following the Distribution, without obtaining the consent of Tyco and ADT, a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm, New Pentair may be prohibited from, among other things:

•

approving or allowing any transaction that results in a change in ownership of more than 35% of New Pentair common shares, when combined with any other changes in ownership of New Pentair common shares,

•	redeeming equity securities,

•	selling or otherwise disposing of more than 35% of New Pentair’s assets or

•	engaging in certain internal transactions.

These restrictions may limit New Pentair’s ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of its business. Moreover, the 2012 Tax Sharing Agreement also will provide that New Pentair is responsible for any taxes imposed on Tyco or any of its affiliates or on ADT or any of its affiliates as a result of the failure of the Distribution or the internal transactions to qualify for favorable treatment under the Code if such failure is attributable to certain actions taken after the Distribution by or in respect of New Pentair, any of its affiliates or its shareholders.

The business strategy of Pentair and Tyco Flow Control includes acquiring companies and making investments that complement its existing businesses. These acquisitions and investments could be unsuccessful or consume significant resources, which could adversely affect New Pentair’s operating results.

After the Merger, New Pentair will continue to analyze and evaluate the acquisition of strategic businesses or product lines with the potential to strengthen its industry position or enhance its existing set of product and services offerings. There can be no assurance that New Pentair will identify or successfully complete transactions with suitable acquisition candidates in the future. Nor can there be assurance that completed acquisitions will be successful. Acquisitions and investments may involve significant cash expenditures, debt incurrence, operating losses and expenses that could have a material adverse effect on New Pentair’s business, financial condition, results of operations and cash flows. Acquisitions involve numerous other risks, including:

•	diversion of management time and attention from daily operations;

•	difficulties integrating acquired businesses, technologies and personnel into New Pentair’s business;

•	difficulties in obtaining and verifying the financial statements and other business information of acquired businesses;

•	inability to obtain required regulatory approvals and/or required financing on favorable terms;

•	potential loss of key employees, key contractual relationships or key customers of acquired companies or of New Pentair;

•	assumption of the liabilities and exposure to unforeseen liabilities of acquired companies, including risks related to the U.S. Foreign Corrupt Practices Act (the “FCPA”); and

•	dilution of interests of holders of Pentair common shares through the issuance of equity securities or equity-linked securities.

It may be difficult for New Pentair to complete transactions quickly and to integrate acquired operations efficiently into its business operations. Any acquisitions or investments may ultimately harm New Pentair’s business or financial condition, as such acquisitions may not be successful and may ultimately result in impairment charges.

New Pentair’s business, financial condition and results of operations may be adversely affected if Pentair, New Pentair and Tyco are unable to obtain required third party consents for certain contracts.

Certain contracts which are required by the Separation and Distribution Agreement to be transferred or assigned to New Pentair by Tyco and its subsidiaries contain provisions which require the consent of a third party to the Transactions to effect such transfer or assignment. Similarly, certain of Pentair’s existing contracts contain provisions which require the consent of a third party to the Merger. If Pentair, Tyco and New Pentair are unable to obtain these consents on commercially reasonable and satisfactory terms or at all, New Pentair’s ability to obtain the benefit of such contracts in the future may be impaired.

As a result of the Transactions, current Pentair shareholder’s ownership interest in Pentair will be diluted from 100% of Pentair to less than a majority of New Pentair.

Pentair shareholders immediately prior to the Merger will, in the aggregate, own a significantly smaller percentage of New Pentair after the Merger’s completion. Following completion of the Merger, Pentair shareholders immediately prior to the Merger collectively will own approximately 47.5% of New Pentair on a fully-diluted basis. Consequently, Pentair shareholders immediately after the Merger, collectively, will be able to exercise less influence over the management and policies of New Pentair than they could exercise over the management and policies of Pentair immediately prior to the Merger. The directors of Pentair prior to the Merger will comprise ten of the eleven members of the board of directors of New Pentair following the Merger.

New Pentair’s status as a Swiss corporation may limit New Pentair’s flexibility with respect to certain aspects of capital management and may cause New Pentair to be unable to make distributions without subjecting New Pentair’s shareholders to Swiss withholding tax.

Swiss law allows shareholders to authorize share capital that can be issued by the board of directors without additional shareholder approval. This authorization is limited to 50% of the existing registered share capital and must be renewed by the shareholders every two years. Additionally, subject to specified exceptions, Swiss law grants preemptive rights to existing shareholders to subscribe to any new issuance of shares. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as the laws of some other jurisdictions. Swiss law also reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, dividends must be approved by shareholders. These Swiss law requirements relating to New Pentair’s capital management may limit New Pentair’s flexibility, and situations may arise where greater flexibility would have provided substantial benefits to New Pentair’s shareholders.

Under Swiss law, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits from previous fiscal years, or if the corporation has distributable reserves, each as evidenced by its audited statutory balance sheet. Distributable reserves are generally booked either as “free reserves” or as “qualifying contributed surplus” (contributions received from shareholders) in the “reserve from capital contributions.” Distributions may be made out of registered share capital—the aggregate par value of a company’s registered shares—only by way of a capital reduction. Before the date of the Distribution, New Pentair will have outstanding 120,000,000 registered shares, par value CHF 0.50 each, and a qualifying contributed surplus of between approximately CHF 3,959,600,000 and CHF 4,454,550,000.

In addition, because of the requirement to distribute approximately 99,205,000 shares to Pentair shareholders pursuant to the Merger, New Pentair plans to increase its registered share capital by approximately 94,000,000 shares with an aggregate par value of approximately CHF 47,000,000 through the conversion of qualifying contributed surplus. The approximately 94,000,000 newly issued New Pentair shares to be delivered to the Pentair shareholders will not be considered outstanding at the date of the Distribution, as they will be held in trust subject to completion of the Merger. The aggregate of the qualifying contributed surplus of between approximately CHF 3,959,600,000 and CHF 4,454,550,000 minus the amount of the aggregate par value of the new New Pentair shares to be delivered to the holders of Pentair common shares (less the minimum registered share capital of CHF 100,000) is expected to represent the amount available for future dividends or capital reductions on a Swiss withholding tax free basis. Accordingly, it is presently estimated that the amount available for future dividends or capital reductions on a Swiss withholding tax free basis at the date of the Distribution will be between approximately CHF 3,912,500,000 and CHF 4,407,450,000.

An additional amount of qualifying contributed surplus will likely result from the Merger in the amount of the market capitalization of Pentair as reported on the NYSE at the Effective Time. Upon the delivery of approximately 99,205,000 New Pentair shares to Pentair shareholders pursuant to the Merger, it is presently estimated that after the Merger, the amount available for future dividends or capital reductions on a Swiss withholding tax free basis will be between approximately CHF 8,479,078,326 and CHF 8,974,028,326. New Pentair will not be able to pay dividends or make other distributions to shareholders on a Swiss withholding tax free basis in excess of that amount unless New Pentair increases its share capital or its reserves from capital contributions. New Pentair would also be able to pay dividends out of distributable profits or freely distributable reserves, but such dividends would be subject to Swiss withholding tax. There can be no assurance that New Pentair will have sufficient distributable profits, free reserves, reserves from capital contributions or registered share capital to pay a dividend or effect a capital reduction, that New Pentair’s shareholders will approve dividends or capital reductions proposed by New Pentair or that New Pentair will be able to meet the other legal requirements for dividend payments or distributions as a result of capital reductions.

Generally, Swiss withholding tax of 35% is due on dividends and similar distributions to New Pentair’s shareholders, regardless of the place of residency of the shareholder, unless the distribution is made to shareholders out of (i) a reduction of par value or (ii) assuming certain conditions are met, qualifying contributed surplus accumulated on or after January 1, 1997. A U.S. holder that qualifies for benefits under the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income (the “U.S.-Swiss Treaty”) may apply for a refund of the tax withheld in excess of the 15% treaty rate (or in excess of the 5% reduced treaty rate for qualifying corporate shareholders with at least 10% participation in New Pentair’s voting shares, or for a full refund in the case of qualified pension funds). There can be no assurance that New Pentair will have sufficient qualifying contributed surplus to pay dividends free from Swiss withholding tax or that Swiss withholding rules will not be changed in the future. In addition, there can be no assurance that the current Swiss law with respect to distributions out of qualifying contributed surplus will not be changed or that a change in Swiss law will not adversely affect New Pentair or its shareholders, in particular as a result of distributions out of qualifying contributed surplus becoming subject to additional corporate law or other restrictions. There are currently motions pending in the Swiss Parliament that purport to limit the distribution of qualifying contributed surplus. In addition, over the long term, the amount of par value available to New Pentair for par value reductions or qualifying contributed surplus available to New Pentair to pay out as distributions is limited. If New Pentair is unable to make a distribution through a reduction in par value or out of qualifying contributed surplus, New Pentair may not be able to make distributions without subjecting its shareholders to Swiss withholding taxes.

Under present Swiss tax laws, repurchases of shares for the purposes of cancellation are treated as a partial liquidation subject to 35% Swiss withholding tax on the difference between the repurchase price and the par value except, since January 1, 2011, to the extent attributable to qualifying contributed surplus (Kapitaleinlagereserven) if any. If, and to the extent that, the repurchase of shares is out of retained earnings or other taxable reserves, the Swiss withholding becomes due. No partial liquidation treatment applies and no withholding tax is triggered if the shares are not repurchased for cancellation but held by New Pentair as treasury shares. However, should New Pentair not resell such treasury shares within six years, the withholding tax becomes due at the end of the six year period.

Although New Pentair may follow a share repurchase process for future share repurchases, if any, similar to a “second trading line” on the SIX Swiss Exchange in which Swiss institutional investors sell shares to New Pentair and are generally able to receive a refund of the Swiss withholding tax, if New Pentair is unable to use this process successfully, it may not be able to repurchase shares for the purposes of capital reduction without triggering Swiss withholding tax if and to the extent that the repurchase of shares is made out of retained earnings or other taxable reserves. No withholding tax would be applicable if and to the extent that tax free qualifying contributed surplus is attributable to the share repurchase.

There can be no assurance that New Pentair will pay dividends on its common shares, and New Pentair’s indebtedness could limit its ability to pay dividends on its common shares.

Any dividend that may be proposed by New Pentair’s board of directors will be subject to approval by New Pentair’s shareholders at its annual general meeting. Whether New Pentair’s board of directors exercises its discretion to propose any dividends to holders of New Pentair common shares will depend on many factors, including New Pentair’s financial condition, earnings, capital requirements of New Pentair’s business, covenants associated with debt obligations, legal requirements, regulatory constraints, industry practice and other factors that New Pentair’s board of directors deems relevant. See “Description of New Pentair Capital Stock—Capital Structure—Dividends.” There can be no assurance that New Pentair will pay a dividend or continue to pay any dividend if it does commence the payment of dividends. Additionally, indebtedness that New Pentair incurs in connection with the Spin-off could have important consequences for holders of New Pentair common shares. If New Pentair cannot generate sufficient cash flow from operations to meet its debt-payment obligations, then New Pentair’s ability to pay dividends, if so determined by the board of directors, will be impaired and New Pentair may be required to attempt to restructure or refinance its debt, raise additional capital or take other actions such as selling assets, reducing or delaying capital expenditures or reducing its dividend. There can be no assurance, however, that any such actions could be effected on satisfactory terms, if at all, or would be permitted by the terms of New Pentair’s new debt or its other credit and contractual arrangements.

Swiss laws differ from the laws in effect in the United States and may afford less protection to holders of New Pentair’s securities.

Because of differences between Swiss law and U.S. state and federal laws and differences between the governing documents of Swiss companies and those incorporated in the U.S., it may not be possible to enforce in Switzerland court judgments obtained in the United States against New Pentair based on the civil liability provisions of the federal or state securities laws of the United States. As a result, in a lawsuit based on the civil liability provisions of the U.S. federal or state securities laws, U.S. investors may find it difficult to:

•	effect service within the United States upon New Pentair or its directors and officers located outside the United States;

•	enforce judgments obtained against those persons in U.S. courts or in courts in jurisdictions outside the United States; and

•

enforce against those persons in Switzerland, whether in original actions or in actions for the enforcement of judgments of U.S. courts, civil liabilities based solely upon the U.S. federal or state securities laws.

Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on International Private Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result was incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•	the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;

•	the judgment of such non-Swiss court has become final and non-appealable;

•	the judgment does not contravene Swiss public policy;

•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

•

no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or that it was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

Risks Related to the Combined Business

Risks Relating to the Tyco Flow Control Business

The Tyco Flow Control Business depends on the levels of capital investment and maintenance expenditures by its customers, which in turn are affected by numerous factors, including growth rates in developed and developing markets, the cyclical nature of the industries the Tyco Flow Control Business serves, global energy demand, commodity prices, the Tyco Flow Control Business’ customers’ liquidity, the condition of global credit and capital markets.

Demand for most of the Tyco Flow Control Business’ products and services depends on the level of new capital investment and planned maintenance expenditures by its customers. Capital investment and maintenance expenditures are, in turn, influenced by several factors, including general and industry-specific economic conditions, volatility in energy and commodity prices, availability of credit, expectations of future market behavior, and, in the case of the Tyco Flow Control Business’ customers that are governments or that rely on public funding, a variety of political factors.

The businesses of many of the Tyco Flow Control Business’ customers in all of the markets it serves are to varying degrees cyclical and have experienced periodic economic downturns. During such economic downturns customers whose demand for the Tyco Flow Control Business’ products and services is primarily profit-driven historically have tended to delay major capital projects, including greenfield construction, expensive maintenance projects and upgrades. Additionally, demand for the Tyco Flow Control Business’ products and services may be affected by volatility in energy and commodity prices and fluctuating demand forecasts, as, under these circumstances, the Tyco Flow Control Business’ customers tend to be more conservative in their capital planning. Reduced demand for the Tyco Flow Control Business’ products and services could result in the delay or cancellation of existing orders, which could adversely affect its level of backlog and its ability to convert backlog to revenue, lead to excess manufacturing capacity, which unfavorably impacts the Tyco Flow Control Business’ absorption of fixed manufacturing and distribution costs, or erode average selling prices in its industry. Any of these results could materially and adversely affect the Tyco Flow Control Business and its financial condition, results of operations and cash flows.

Additionally, some of the Tyco Flow Control Business’ customers may delay capital investment and maintenance even during favorable conditions in their end-markets if they are unable to obtain sufficient financing. Access by the Tyco Flow Control Business’ customers to local, regional and global credit and capital markets could be hindered by disruptions in financial and banking systems, such as recent disruptions related to the European sovereign debt crisis, raising the cost of new debt for the Tyco Flow Control Business’ customers to prohibitive levels. Any difficulty in accessing these markets and the increased associated costs can have a negative effect on investment in major capital projects, including greenfield construction, necessary maintenance projects and upgrades, even during periods of favorable end-market conditions. In addition, the liquidity and financial position of the Tyco Flow Control Business’ customers could impact their ability to pay in full and/or on a timely basis. Any of these factors, whether individually or in the aggregate, could materially and adversely affect the Tyco Flow Control Business’ customers and, in turn, its business, financial condition, results of operations and cash flows.

Certain of segments within the Tyco Flow Control Business are affected by seasonality. Demand for products and services in the Tyco Flow Control Business’ Thermal Controls and Water & Environmental Systems segments is impacted by seasonal factors, with the Tyco Flow Control Business’ Thermal Controls business generally experiencing increased demand for products and services during the fall and winter months in the Northern Hemisphere and the Tyco Flow Control Business’ Water & Environmental Systems generally experiencing increased demand during Australia’s prime agricultural seasons. These seasonal effects coincide with the Tyco Flow Control Business’ first two fiscal quarters (from October through March) and may vary from year-to-year based on weather conditions, including temperatures and precipitation. Deviations from usual weather patterns can adversely affect the Tyco Flow Control Business’ results of operations, financial condition and cash flows. Unusually warm winter weather conditions in the Northern Hemisphere can negatively impact order flow in the Tyco Flow Control Business’ Thermal Controls segment. Likewise, unusually wet weather conditions in Australia during its summer months, along with holiday slowdowns, can result in the Tyco Flow Control Business’ inability to access customer work sites and lead to decreased revenue during these periods.

The Tyco Flow Control Business’ future revenue depends in part on the existence of and its ability to win new contracts for major capital projects. The Tyco Flow Control Business’ failure to effectively obtain such future contracts could adversely affect its growth prospects.

An increasing portion of the Tyco Flow Control Business’ revenue in its Thermal Controls and Water & Environmental Systems segments is derived from major capital projects, including water pipeline and desalination projects in the Tyco Flow Control Business’ Water & Environmental Systems segment. Accordingly, the Tyco Flow Control Business’ future revenue and overall results of operations require it to successfully win new contracts for major capital projects. The number of such projects the Tyco Flow Control Business wins in any year fluctuates, and is dependent upon the general availability of such projects and its ability to bid successfully for them. Contract proposals and negotiations are complex and frequently involve a multi-year technical specification phase and bidding and selection process. The length of this process and the ultimate decision by a customer to proceed is affected by a number of factors, such as market conditions, financing arrangements and required governmental approvals. For example, a customer may require the Tyco Flow Control Business to provide a bond or letter of credit to protect the customer should the Tyco Flow Control Business fail to perform under the terms of the contract. If negative market conditions arise, fewer such projects may be available, and if the Tyco Flow Control Business fails to secure adequate financial arrangements or required governmental approvals it may not be able to pursue particular projects. Either condition could materially and adversely affect the Tyco Flow Control Business and its financial condition, results of operations and cash flows.

The Tyco Flow Control Business maintains a sizable backlog and the timing of its conversion of revenue out of backlog is uncertain. The Tyco Flow Control Business’ inability to convert backlog into revenue, whether due to factors that are within or outside of its control, could adversely affect the Tyco Flow Control Business’ revenue and profitability.

Backlog represents the accumulation of uncompleted customer orders that the Tyco Flow Control Business has not yet recognized as revenue. At March 30, 2012, the Tyco Flow Control Business’ backlog was $1.9 billion. The Tyco Flow Control Business typically converts approximately 85% of its backlog to revenue within 12 months. However, the timing of the Tyco Flow Control Business’ conversion of revenue out of backlog is subject to a variety of factors that may cause delays, many of which, including fluctuations in the Tyco Flow Control Business’ customers’ delivery schedules, are beyond its control. This is especially true with respect to major global capital projects, where the extended timeline for project completion and invoice satisfaction increases the likelihood for delays in the conversion of backlog related to modifications and order cancellations. Such delays may lead to significant fluctuations in results of operations and cash flows from quarter to quarter, making it difficult to predict the Tyco Flow Control Business’ financial performance on a quarterly basis. For example, during the second fiscal quarter of 2011, severe weather-related events and flooding in Australia significantly impacted shipments to customers, resulting in lost productivity and delays in converting backlog into revenue in the Tyco Flow Control Business’ Water & Environmental Systems business. Further, while the Tyco Flow Control Business believes that historical order cancellations have not been significant, if the Tyco Flow Control Business were to experience a significant amount of cancellations of or reductions in orders, it would reduce the Tyco Flow Control Business’ backlog and, consequently, its future sales and results of operations.

The Tyco Flow Control Business’ ability to meet customer delivery schedules for backlog is dependent on a number of factors including sufficient manufacturing plant capacity, adequate access to raw materials and other inventory required for production, a trained and capable workforce and effective scheduling of manufacturing resources. Many of the contracts the Tyco Flow Control Business enters into with its customers are long-lead and contain penalty clauses related to on-time delivery. Any untimely delivery could subject the Tyco Flow Control Business to financial penalties, damage the Tyco Flow Control Business’ relationship with existing customers and tarnish its reputation among existing and potential customers. If any of these risks materializes, the Tyco Flow Control Business and its financial condition, results of operation and cash flows could be materially and adversely affected.

The Tyco Flow Control Business competes in attractive markets with a high level of competition, which may result in pressure on its profit margins and limit its ability to maintain or increase the market share of its products.

The markets for the Tyco Flow Control Business’ products and services are geographically diverse and highly competitive. The Tyco Flow Control Business competes against large and well-established national and global companies, as well as regional and local companies and lower cost manufacturers. The Tyco Flow Control Business competes based on technical expertise, reputation for quality and reliability, timeliness of delivery, previous installation history, contractual terms and price. Some of the Tyco Flow Control Business’ competitors, in particular smaller companies, attempt to compete based primarily on price, localized expertise and local relationships, especially with respect to products and applications that do not require a great deal of engineering or technical expertise. In addition, during economic downturns average selling prices tend to decrease as market participants compete more aggressively on price. If the Tyco Flow Control Business is unable to continue to differentiate its products, services and solutions based on such factors as the Tyco Flow Control Business’ reputation, technical expertise and ability to deliver on time, its business, financial condition, results of operations and cash flows could be materially and adversely affected.

Some of the Tyco Flow Control Business’ customers have been attempting to reduce the number of vendors from which they procure products and services in order to reduce the size and diversity of their supplier base. Although the Tyco Flow Control Business has strategically pursued and executed frame agreements with some of its large customers, whereby it is selected as one of a few designated providers of specified products on a global or regional basis, there is a risk that the Tyco Flow Control Business’ competitors could be awarded such agreements to the Tyco Flow Control Business’ exclusion. In addition, a number of engineering, procurement and construction (“EPC”) integrators have recently positioned themselves as providers of vertically integrated solutions covering the spectrum of project design, planning and execution in the markets the Tyco Flow Control Business serves. The Tyco Flow Control Business believes that its success depends partly on maintaining close relationships with its customers and working with them on specific solutions that best serve their processes, applications and cost considerations. The successful encroachment of intermediaries, including EPCs, could disrupt these relationships. If the Tyco Flow Control Business is unable to successfully manage competitive developments in the industries it serves, its business, financial condition, results of operations and cash flows could be materially and adversely affected.

In addition, to remain competitive, the Tyco Flow Control Business must continue to invest in R&D, manufacturing, marketing, customer service, its distribution networks and its global network of after-market service centers. Currently, key components of the Tyco Flow Control Business’ competitive position are its ability to adapt to changing competitive environments and to manage expenses successfully. This, however, requires continuous management focus on reducing costs and improving efficiency through cost controls, productivity enhancements and regular appraisal of the Tyco Flow Control Business’ asset portfolio. If the Tyco Flow Control Business is unable to achieve appropriate levels of scalability or cost-effectiveness, or if the Tyco Flow Control Business is otherwise unable to manage and react to changes in the global marketplace, its business, financial condition, results of operations and cash flows could be materially and adversely affected.

The Tyco Flow Control Business is subject to tort, product liability and warranty claims and may suffer reputational damage relating to products it manufactures or installs. Because many of the Tyco Flow Control Business’ products perform mission-critical functions in potentially dangerous environments, these claims could result in significant costs and liabilities and reduce the Tyco Flow Control Business’ profitability.

The Tyco Flow Control Business may be exposed to tort, product liability and warranty claims and may suffer reputational damage among customers, potential customers, regulatory bodies and the public in the event that the use of any of the Tyco Flow Control Business’ products results in, or is alleged to result in, injury to people or damage to property or the environment, or actually or allegedly fails to perform as expected. In particular, many of the Tyco Flow Control Business’ products perform mission-critical functions in large and complex facilities or systems, including oil & gas rigs and pipelines, nuclear power plants, petroleum refineries, chemical processing plants and other potentially dangerous environments. The Tyco Flow Control Business maintains rigorous quality testing procedures and its products adhere to demanding regulatory specifications, and historically the Tyco Flow Control Business has not encountered financially material failure costs. However, given the nature of the markets the Tyco Flow Control Business serves and the mission-critical application of the Tyco Flow Control Business’ products, there is an inherent risk that a product failure could cause serious damage to people, property or the environment. Moreover, the Tyco Flow Control Business’ customers are generally not required to obtain service, repair or maintenance work from the Tyco Flow Control Business, which could result in unqualified persons performing after-market services on the Tyco Flow Control Business’ products. While the Tyco Flow Control Business maintains insurance coverage with respect to certain product liability claims, its insurance may not provide adequate coverage against all product liability claims and would not compensate the Tyco Flow Control Business for damage to its reputation and any resulting loss of business. Furthermore, warranty claims are not generally covered by insurance, and the Tyco Flow Control Business may incur significant warranty costs in the future for which it would not be reimbursed. The Tyco Flow Control Business also may not be able to obtain insurance on acceptable terms in the future. Tort, product liability and warranty claims can be expensive to defend and can divert the attention of management and other personnel for significant periods of time, regardless of the ultimate outcome. Any unsuccessful defense of such a claim could have a material and adverse effect on the Tyco Flow Control Business, financial condition, results of operations and cash flows. Even if the Tyco Flow Control Business is successful in defending against a claim relating to its products, the Tyco Flow Control Business’ customers may lose confidence in its products and the Tyco Flow Control Business. One or more of these factors could adversely affect the Tyco Flow Control Business and its financial condition, results of operations or cash flows.

The Tyco Flow Control Business is exposed to liquidated damages in many of its customer contracts.

Many of the Tyco Flow Control Business’ customer contracts contain liquidated damages provisions in the event that the Tyco Flow Control Business fails to perform its obligations thereunder in a timely manner or in accordance with the agreed terms, conditions and standards. Liquidated damages provisions applicable to the Tyco Flow Control Business typically provide for a payment to be made by it to the customer if the Tyco Flow Control Business fails to deliver a product or service on time. The Tyco Flow Control Business generally tries to limit its exposure to a maximum penalty within a contract. However, because the Tyco Flow Control Business’ products are often components of large and complex systems or capital projects, if the Tyco Flow Control Business incurs liquidated damages they may materially and adversely affect its business, financial condition, results of operations and cash flows.

Certain of the Tyco Flow Control Business’ products require certifications by regulators or standards organizations, and its failure to obtain or maintain such certifications could negatively impact its business.

In certain industries and for certain applications, in particular with respect to the Tyco Flow Control Business’ pressure relief valves and valves used in the nuclear power generation industry, the Tyco Flow Control Business must obtain certifications for its products or installations by regulators or standards organizations. For example, the Tyco Flow Control Business’ products used in the nuclear power generation industry must carry an

“N Stamp” certification from the American Society of Mechanical Engineers and many of the Tyco Flow Control Business’ Water & Environmental Systems’ products require the approval of the Water Services Association of Australia prior to any sale in the country. In addition, as the Tyco Flow Control Business expands its products offering into emerging markets, the Tyco Flow Control Business will need to comply with additional and potentially different certification requirements. If the Tyco Flow Control Business fails to obtain required certifications for its products, or if the Tyco Flow Control Business fails to maintain such certifications on its products after they have been certified, its business, financial condition, results of operations and cash flows could be materially and adversely affected.

The Tyco Flow Control Business has significant operations outside of the United States, which are subject to political, economic and other risks inherent in operating outside of the United States.

The Tyco Flow Control Business’ net revenue derived from sales in non-U.S. markets for fiscal year 2011 was 79% of its total net revenue, and the Tyco Flow Control Business expects revenue from non-U.S. markets to continue to represent a significant portion of its total net revenue. Business operations outside of the United States are subject to political, economic and other risks inherent in operating in certain countries, such as:

•	the difficulty of enforcing agreements, collecting receivables and protecting assets, especially the Tyco Flow Control Business’ intellectual property rights, through non-U.S. legal systems;

•	the difficulty of communicating and monitoring standards and directives across the Tyco Flow Control Business’ global network of after-market service centers and manufacturing facilities;

•	trade protection measures and import or export licensing requirements;

•	difficulty in staffing and managing widespread operations and the application of certain labor regulations outside of the United States;

•	compliance with a wide variety of non-U.S. laws and regulations;

•	changes in the general political and economic conditions and political and social unrest in the countries where the Tyco Flow Control Business operates, particularly in emerging markets;

•	the threat of nationalization and expropriation;

•	the presence of corruption in certain countries;

•	increased costs and risks of doing business in a wide variety of jurisdictions, including compliance with local compensation programs, employment policies and other administrative programs;

•	cultural and language barriers and different business practices;

•	changes in enacted tax laws and tax treaties;

•	limitations on repatriation of earnings;

•	fluctuations in revenue, operating margins and other financial measures due to changes in currency exchange rates; and

•	fluctuations in available funding in those instances where a project is government financed (for example, by a regional water authority).

One or more of these factors could adversely affect the Tyco Flow Control Business and its financial condition, results of operations or cash flows.

Volatility in currency exchange rates, commodity prices and interest rates may adversely affect the Tyco Flow Control Business’ financial condition, results of operations and cash flows.

The Tyco Flow Control Business is exposed to a variety of market risks, including the effects of changes in currency exchange rates, commodity prices and interest rates.

The Tyco Flow Control Business’ net revenue derived from sales in non-U.S. markets for fiscal year 2011 was 79% of its total net revenue, and the Tyco Flow Control Business expects revenue from non-U.S. markets to continue to represent a significant portion of its total net revenue. The Tyco Flow Control Business’ financial statements reflect translation of items denominated in non-U.S. currencies to U.S. dollars, the Tyco Flow Control Business’ functional currency (using year-end exchange rates for balance sheet data and average exchange rates for statement of operations data). Therefore, if the U.S. dollar strengthens in relation to the principle non-U.S. currencies from which the Tyco Flow Control Business derives revenue as compared to a prior period, the Tyco Flow Control Business’ U.S. dollar reported revenue and income will effectively be decreased to the extent of the change in currency valuations, and vice-versa. Changes in the relative values of currencies occur regularly and in some instances, may have a significant effect on the Tyco Flow Control Business’ financial condition, results of operations and cash flows.

In addition, the Tyco Flow Control Business is a large buyer of metals (including steel, ductile iron and copper) and other non-metallic commodities, specialty polymers, synthetic rubber and other raw materials for the Tyco Flow Control Business’ manufacturing operations, the prices of which have fluctuated significantly in recent years. Increases in the prices of some of these commodities could increase the costs of manufacturing the Tyco Flow Control Business’ products and providing its services. The Tyco Flow Control Business may not be able to pass on these costs to its customers or otherwise effectively manage price volatility and this could have a material adverse effect on the Tyco Flow Control Business and its financial condition, results of operations and cash flows.

The Tyco Flow Control Business monitors these exposures as an integral part of its overall risk management program. In some cases, the Tyco Flow Control Business enters into hedge contracts to insulate its results of operations from these fluctuations. These hedges are subject to the risk that the Tyco Flow Control Business’ counterparty may not perform. As a result, changes in currency exchange rates, commodity prices and interest rates could have a material adverse effect on the Tyco Flow Control Business and its financial condition, results of operations and cash flows.

The Tyco Flow Control Business’ future growth is dependent upon its ability to continue to adapt its products, services and organization to meet the demands of local markets in both developed and emerging economies and by developing or acquiring new technologies that achieve market acceptance with acceptable margins.

The Tyco Flow Control Business operates in global markets that are characterized by customer demand that is often global in scope but localized in delivery. The Tyco Flow Control Business competes with thousands of smaller regional and local companies that may be positioned to offer products produced at lower cost than ours, or to capitalize on highly localized relationships and knowledge that are difficult for the Tyco Flow Control Business to replicate. For example, the Tyco Flow Control Business’ Water & Environmental Systems segment has recently faced pricing competition from ductile iron pipe and fittings offered by companies who source their products from lower-cost countries. The Tyco Flow Control Business has also found that in several emerging markets potential customers prefer local suppliers, in some cases because of existing relationships and in other cases because of local legal restrictions or incentives that favor local businesses. Accordingly, the Tyco Flow Control Business’ future success depends upon a number of factors, including its ability to accomplish the following: adapt the Tyco Flow Control Business’ products, services, organization, workforce and sales strategies to fit localities throughout the world, particularly in high growth emerging markets; identify emerging technological and other trends in the Tyco Flow Control Business’ target end-markets; and develop or acquire competitive products and services and bring them to market quickly and cost-effectively. Adapting the Tyco Flow Control Business to serve more local markets will require it to invest considerable resources in building and expanding its network of after-market service centers and engineering and manufacturing facilities in those markets, as well as developing or acquiring new products and services. These expansion and development efforts divert resources from other potential investments in the Tyco Flow Control Business, and they may not lead to the desired outcome. As a result, the failure to effectively adapt the Tyco Flow Control Business’ products or services to the needs of local markets, the failure of the Tyco Flow Control Business’ technology, products or services to gain market acceptance, the potential for product defects or the obsolescence of its products and services could significantly reduce the Tyco Flow Control Business’ revenue, increase its operating costs or otherwise materially and adversely affect the Tyco Flow Control Business and its financial condition, results of operations and cash flows.

Inability to protect the Tyco Flow Control Business’ intellectual property and expiration of its patents could negatively affect the Tyco Flow Control Business’ competitive position.

The Tyco Flow Control Business relies on a combination of patents, copyrights, trademarks, trade secrets, know-how, confidentiality provisions and licensing arrangements to establish and protect its proprietary rights. Although the Tyco Flow Control Business has taken steps to protect its intellectual property, it cannot assure you that these will be adequate to prevent infringement of the Tyco Flow Control Business’ rights or misappropriation of the Tyco Flow Control Business’ technology, trade secrets or know-how. For example, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some of the countries in which the Tyco Flow Control Business operates. In addition, while the Tyco Flow Control Business generally enters into confidentiality agreements with its employees and third parties to protect its trade secrets, know-how, business strategy and other proprietary information, such confidentiality agreements could be breached or otherwise may not provide meaningful protection. Any proceedings to protect the Tyco Flow Control Business’ intellectual property rights could be burdensome and costly, and the Tyco Flow Control Business may not prevail. Further, adequate remedies may not be available in the event of an unauthorized use or disclosure of the Tyco Flow Control Business’ trade secrets and manufacturing expertise. Finally, for those products in the Tyco Flow Control Business’ portfolio that rely on patent protection, once a patent has expired the product is generally open to competition. Products under patent protection usually generate significantly higher revenue than those not protected by patents. If the Tyco Flow Control Business fails to successfully enforce its intellectual property rights or register new patents, its competitive position could suffer, which could harm the Tyco Flow Control Business and its financial condition, results of operations and cash flows.

If the Tyco Flow Control Business cannot obtain sufficient quantities of materials, components and equipment required for its manufacturing activities at competitive prices and quality and on a timely basis, or if the Tyco Flow Control Business’ manufacturing capacity does not meet demand, its financial condition, results of operations and cash flows may suffer.

The Tyco Flow Control Business purchases materials, components and equipment from unrelated parties for use in its manufacturing operations. If the Tyco Flow Control Business cannot obtain sufficient quantities of these items at competitive prices and quality and on a timely basis, it may not be able to produce sufficient quantities of product to satisfy market demand, product shipments may be delayed or the Tyco Flow Control Business’ material or manufacturing costs may increase. In addition, because the Tyco Flow Control Business cannot always immediately adapt its cost structures to changing market conditions, its manufacturing capacity may at times exceed or fall short of its production requirements. Further, the costs of certain raw materials, such as copper and nickel, have been volatile historically and are influenced by factors that are outside the Tyco Flow Control Business’ control. In addition, while the Tyco Flow Control Business manufactures certain of the highly-engineered castings and forgings which are essential to its fabrication of valves for the Tyco Flow Control Business’ customers at its foundries, the Tyco Flow Control Business also purchases other castings and forgings from qualified and approved sources. Because the Tyco Flow Control Business and many of its competitors rely on the same foundries to supply castings and forgings for its respective products, during periods of growth in the worldwide market for valves, the Tyco Flow Control Business and its competitors have experienced delays in the supply of components in the past and could potentially experience such delays in the future. While the Tyco Flow Control Business strives to offset its increased costs from material inflation and avoid component shortages through effective supply chain management and contractual provisions, it may be unable to pass increases in the costs of its raw materials on to the Tyco Flow Control Business’ customers or achieve operational efficiencies. Any of these problems could result in the loss of customers, provide an opportunity for competing products to gain market acceptance and otherwise materially and adversely affect the Tyco Flow Control Business and its financial condition, results of operations and cash flows.

Failure to attract, motivate, train and retain qualified personnel could adversely affect the Tyco Flow Control Business. The Tyco Flow Control Business also relies on certain key personnel, the loss of whose services would adversely affect the Tyco Flow Control Business.

The Tyco Flow Control Business’ culture and guiding principles focus on continuously training, motivating and developing employees, and in particular the Tyco Flow Control Business strives to attract, motivate, train and retain qualified engineers and managers to handle the day-to-day operations of a highly diversified organization. Many of the Tyco Flow Control Business’ manufacturing processes, and many of the integrated solutions the Tyco Flow Control Business offers, are highly technical in nature. The Tyco Flow Control Business’ ability to expand or maintain its business depends on its ability to hire, train and retain engineers with the skills necessary to understand and adapt to the continuously developing needs of the Tyco Flow Control Business’ customers. The increasing demand for qualified personnel worldwide, and particularly in emerging markets, makes it more difficult for the Tyco Flow Control Business to attract and retain employees with requisite technical skill sets. If the Tyco Flow Control Business fails to attract, motivate, train and retain qualified personnel, or if the Tyco Flow Control Business experiences excessive turnover, the Tyco Flow Control Business may experience declining sales, manufacturing delays or other inefficiencies, increased recruiting, training and relocation costs and other difficulties, and its business, financial condition, results of operations and cash flows could be materially and adversely affected.

In addition, certain aspects of the Tyco Flow Control Business depend on the efforts, skills, reputations and business relationships of certain key personnel who are not obligated to remain employed with the Tyco Flow Control Business. The loss of these personnel, particularly to competitors, could jeopardize the Tyco Flow Control Business’ relationships with customers and materially and adversely affect its business, financial condition, results of operations and cash flows.

The Tyco Flow Control Business has recognized, and may recognize in the future, substantial impairment charges.

Pursuant to accounting principles generally accepted in the United States, the Tyco Flow Control Business is required to assess its goodwill, intangibles and other long-lived assets periodically to determine whether they are impaired. Disruptions to the Tyco Flow Control Business, unfavorable end-market conditions, protracted economic weakness, unexpected significant declines in operating results of reporting units, divestitures and market capitalization declines may result in material charges for goodwill and other asset impairments. For example, in the first quarter of 2011, the Tyco Flow Control Business recorded a noncash impairment charge of $35 million in its Water & Environmental Systems business segment. As of March 30, 2012, the Tyco Flow Control Business maintained over $2 billion of goodwill and intangible assets on its balance sheet, which the Tyco Flow Control Business believes is recoverable. However, fair value determinations require considerable judgment and are sensitive to change. Impairments to one or more of the Tyco Flow Control Business’ reporting units could occur in future periods whether or not connected with the annual impairment analysis that the Tyco Flow Control Business conducts in the fourth quarter of each year. Future impairment charges could materially affect the Tyco Flow Control Business’ reported earnings in the periods of such charges and could adversely affect the Tyco Flow Control Business’ financial condition and results of operations.

A material disruption of the Tyco Flow Control Business’ operations, particularly at some of its manufacturing facilities, could adversely affect the Tyco Flow Control Business.

Many of the Tyco Flow Control Business’ products are sourced from multiple manufacturing facilities. However, certain products, such as the Tyco Flow Control Business’ Raychem brand of heat-tracing products, are sole-sourced from one manufacturing facility. If operations at the Tyco Flow Control Business’ facilities, and in particular the Tyco Flow Control Business’ sole-source facilities, were to be disrupted as a result of significant equipment failures, natural disasters, power outages, fires, explosions, terrorism, sabotage, adverse weather conditions, public health crises, labor disputes or other reasons, the Tyco Flow Control Business may be unable to fill customer orders and otherwise meet customer demand for its products, which could adversely affect the Tyco Flow Control Business’ financial performance. Interruptions in production could increase the Tyco Flow Control Business’ costs and reduce its sales. Any interruption in production capability could require the Tyco Flow Control Business to make substantial capital expenditures to fill customer orders, which could negatively affect the Tyco Flow Control Business’ profitability and financial condition. The Tyco Flow Control Business maintains property damage insurance that it believes to be adequate to provide for reconstruction of facilities and equipment, as well as business interruption insurance to mitigate losses resulting from any production interruption or shutdown caused by an insured loss. However, any recovery under the Tyco Flow Control Business’ insurance policies may not offset the lost sales or increased costs that may be experienced during the disruption of operations, which could adversely affect the Tyco Flow Control Business and its financial condition, results of operations and cash flow.

The Tyco Flow Control Business may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with its labor force.

As of September 30, 2011, the Tyco Flow Control Business employed approximately 15,500 people worldwide, of which approximately 3,700 were employed in the United States and 11,800 were employed outside the United States. Approximately 4,800 of the Tyco Flow Control Business’ employees were covered by collective bargaining agreements or works councils as of September 30, 2011. Although the Tyco Flow Control Business believes that its relations with the labor unions and work councils that represent its employees are generally good and the Tyco Flow Control Business has experienced no material strikes and only minor work stoppages recently, no assurances can be made that the Tyco Flow Control Business will not experience in the future these and other types of conflicts with labor unions, works councils, other groups representing employees or the Tyco Flow Control Business’ employees generally, or that any future negotiations with the Tyco Flow Control Business’ labor unions will not result in significant increases in the Tyco Flow Control Business’ cost of labor. Additionally, a work stoppage at one of the Tyco Flow Control Business’ suppliers could materially and adversely affect the Tyco Flow Control Business’ operations if an alternative source of supply were not readily available. Stoppages by employees of the Tyco Flow Control Business’ customers also could result in reduced demand for the Tyco Flow Control Business’ products.

If the Tyco Flow Control Business does not successfully maintain and/or upgrade its information and technology networks, or if the Tyco Flow Control Business is unable to maintain the security of its information and technology networks, the Tyco Flow Control Business’ operations could be disrupted.

The Tyco Flow Control Business relies on various information technology systems to manage its operations. The Tyco Flow Control Business is continuously upgrading and consolidating its systems, including making changes to legacy systems, replacing legacy systems with successor systems with new functionality and acquiring new systems with new functionality. These types of activities subject the Tyco Flow Control Business to inherent costs and risks associated with replacing and changing these systems, including impairment of the Tyco Flow Control Business’ ability to fulfill customer orders, potential disruption of its internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the systems, demands on management time and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into the Tyco Flow Control Business’ current systems. The Tyco Flow Control Business system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the implementation of new technology systems may cause disruptions in the Tyco Flow Control Business’ operations and have an adverse effect on the Tyco Flow Control Business and its operations, if not anticipated and appropriately mitigated.

The Tyco Flow Control Business depends on the Internet and its information technology infrastructure for electronic communications among the Tyco Flow Control Business locations around the world and between its personnel and suppliers and customers. Security breaches of this infrastructure can create system disruptions, shutdowns or unauthorized disclosure of confidential information. If the Tyco Flow Control Business is unable to prevent such breaches, its operations could be disrupted or it may suffer financial damage or loss because of lost or misappropriated information.

Risks Relating to Legal, Regulatory and Compliance Matters

New Pentair will share responsibility for certain of ADT’s, Tyco’s and New Pentair’s income tax liabilities for tax periods prior to and including the date of the Distribution, and such liabilities may include a portion of Tyco’s obligations under its tax sharing agreement with Covidien Ltd. (“Covidien”) and TE Connectivity Ltd. (“TE Connectivity”) for tax liabilities for tax periods prior to and including June 29, 2007.

In connection with the Distribution, New Pentair expects to enter into the 2012 Tax Sharing Agreement with Tyco and ADT which will govern the rights and obligations of ADT, Tyco and New Pentair for certain pre-Distribution tax liabilities, including Tyco’s obligations under a separate tax sharing agreement entered into by Tyco, Covidien and TE Connectivity (the “2007 Tax Sharing Agreement”) in connection with the 2007 distributions of Covidien and TE Connectivity by Tyco (the “2007 Separation”). The 2012 Tax Sharing Agreement is described more fully in “The Separation and Distribution Agreement and the Ancillary Agreements—Tax Sharing Agreement” below. To the extent New Pentair is responsible for any liability under the 2012 Tax Sharing Agreement, there could be a material adverse impact on New Pentair’s financial position, results of operations, cash flows or New Pentair’s effective tax rate in future reporting periods.

The 2007 Tax Sharing Agreement governs the rights and obligations of Tyco, Covidien and TE Connectivity with respect to certain pre-2007 Separation tax liabilities and certain tax liabilities arising in connection with the 2007 Separation. More specifically, Tyco, Covidien and TE Connectivity share 27%, 42% and 31%, respectively, of income tax liabilities that arise from adjustments made by tax authorities to Tyco’s, Covidien’s and TE Connectivity’s U.S. and certain non-U.S. income tax returns and certain taxes attributable to internal transactions undertaken in anticipation of the 2007 Separation. In addition, in the event that the 2007 Separation or certain related transactions are determined to be taxable as a result of actions taken after the 2007 Separation by Tyco, Covidien or TE Connectivity, the party responsible for such failure would be responsible for all taxes imposed on Tyco, Covidien or TE Connectivity as a result thereof. If none of the companies is responsible for such failure, then Tyco, Covidien and TE Connectivity would be responsible for such taxes, in the same manner and in the same proportions as other shared tax liabilities under the 2007 Tax Sharing Agreement. Costs and expenses associated with the management of these shared tax liabilities are generally shared equally among the parties.

With respect to years prior to and including the 2007 Separation, tax authorities have raised issues and proposed tax adjustments that are generally subject to the sharing provisions of the 2007 Tax Sharing Agreement and which may require Tyco to make a payment to a taxing authority, Covidien or TE Connectivity. Tyco has recorded a liability of $411 million as of March 30, 2012 which it has assessed and believes is adequate to cover the payments that Tyco may be required to make under the 2007 Tax Sharing Agreement. Tyco is reviewing and contesting certain of the proposed tax adjustments.

With respect to adjustments raised by the IRS, although Tyco has resolved a substantial number of these adjustments, a few significant items remain open with respect to the audit of the 1997 through 2004 years. As of the date hereof, Tyco has not been able to resolve certain open items, which primarily involve the treatment of certain intercompany debt issued during the period, through the IRS appeals process. As a result, Tyco expects to litigate these matters once it receives the requisite statutory notices from the IRS, which is likely to occur within the next six months. However, the ultimate resolution of these matters is uncertain and could result in Tyco being responsible for a greater amount than it expects under the 2007 Tax Sharing Agreement. Any payment that Tyco is required to make under the 2007 Tax Sharing Agreement could result in a material liability for New Pentair under the 2012 Tax Sharing Agreement.

The Tyco Flow Control Business is party to asbestos-related product litigation that could adversely affect the Tyco Flow Control Business’ financial condition, results of operations and cash flows.

The Tyco Flow Control Business, along with numerous other companies, are named as defendants in a substantial number of lawsuits based on alleged exposure to asbestos-containing materials. These cases typically involve product liability claims based primarily on allegations of manufacture, sale or distribution of industrial products that either contained asbestos or were attached to or used with asbestos-containing components manufactured by third parties. Each case typically names between dozens to hundreds of corporate defendants. Historically, the Tyco Flow Control Business and its subsidiaries have been identified as defendants in asbestos-related claims along with other Tyco subsidiaries. The Tyco Flow Control Business has experienced an increase in the number of asbestos-related lawsuits over the past several years, including lawsuits by plaintiffs with mesothelioma-related claims. A large percentage of these suits have not presented viable legal claims and, as a result, have been dismissed or withdrawn. The Tyco Flow Control Business’ strategy has been, and continues to be, to mount a vigorous defense aimed at having unsubstantiated suits dismissed, and, only where appropriate, settling claims before trial. As of March 30, 2012, there were approximately 1,700 lawsuits pending, some involving multiple claimants, against entities that New Pentair will acquire in connection with the Spin-off. The Tyco Flow Control Business cannot predict with certainty the extent to which it will be successful in litigating or otherwise resolving lawsuits in the future and the Tyco Flow Control Business continues to evaluate different strategies related to asbestos claims filed against it including entity restructuring and judicial relief. Unfavorable rulings, judgments or settlement terms could have a material adverse impact on the Tyco Flow Control Business and its financial condition, results of operations and cash flows.

The Tyco Flow Control Business currently records an estimated liability related to pending claims and claims estimated to be received over the next seven years, including related defense costs, based on a number of key assumptions and estimation methodologies. These assumptions are derived from claims experience over the past five years and reflect the Tyco Flow Control Business’ expectations about future claim activities over the next seven years. These assumptions about the future may or may not prove accurate, and accordingly, the Tyco Flow Control Business may incur additional liabilities in the future. A change in one or more of the inputs or the methodology that the Tyco Flow Control Business uses to estimate the asbestos liability could materially change the estimated liability and associated cash flows for pending and future claims. Although it is possible that the Tyco Flow Control Business will incur additional costs for asbestos claims filed beyond the next seven years, the Tyco Flow Control Business does not believe there is a reasonable basis for estimating those costs at this time. On a quarterly and annual basis, the Tyco Flow Control Business reviews and updates as appropriate, such estimated asbestos liabilities and assets and the underlying assumptions. Such an update could result in a material change in such estimated assets and liabilities.

The Tyco Flow Control Business also records an asset that represents its best estimate of probable recoveries from insurers or other responsible parties for the estimated asbestos liabilities. There are significant assumptions made in developing estimates of asbestos-related recoveries, such as policy triggers, policy or contract interpretation, success in litigation in certain cases, the methodology for allocating claims to policies and the continued solvency of the insurers or other responsible parties. The assumptions underlying the recorded asset may not prove accurate, and as a result, actual performance by the Tyco Flow Control Business’ insurers and other responsible parties could result in lower receivables and cash flows expected to reduce the Tyco Flow Control Business’ asbestos costs. Due to these uncertainties, as well as the Tyco Flow Control Business’ inability to reasonably estimate any additional asbestos liability for claims that may be filed beyond the next seven years, it is not possible to predict with certainty the ultimate outcome of the cost, nor potential recoveries, of resolving the pending and all unasserted asbestos claims. Additionally, the Tyco Flow Control Business believes it is possible that the cost of asbestos claims filed beyond the next seven years, net of expected recoveries, could have a material adverse effect on the Tyco Flow Control Business’ financial position, results of operations and cash flows.

The Tyco Flow Control Business could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside the United States.

The FCPA and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice (“DOJ”) and the SEC, increased enforcement activity by non-U.S. regulators and increases in criminal and civil proceedings brought against companies and individuals. The Tyco Flow Control Business’ policies mandate compliance with these anti-bribery laws. The Tyco Flow Control Business operates in many parts of the world that are recognized as having governmental and commercial corruption and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Because many of the Tyco Flow Control Business’ customers and end users are involved in infrastructure construction and energy production, they are often subject to increased scrutiny by regulators. The Tyco Flow Control Business cannot assure you that its internal control policies and procedures will always protect the Tyco Flow Control Business from reckless or criminal acts committed by the Tyco Flow Control Business’ employees or third-party intermediaries. In the event that the Tyco Flow Control Business believes or has reason to believe that its employees or agents have or may have violated applicable anti-corruption laws, including the FCPA the Tyco Flow Control Business may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, which could disrupt the Tyco Flow Control Business and result in a material adverse effect on the Tyco Flow Control Business’ reputation, business, financial condition, results of operations or cash flows.

Furthermore, the Tyco Flow Control Business is subject to investigations by the DOJ and the SEC related to allegations that improper payments have been made by the Tyco Flow Control Business’ subsidiaries and third-party intermediaries in recent years in violation of the FCPA. The Tyco Flow Control Business has continued to report to the DOJ and the SEC the remedial measures that it has taken in response to the allegations and the Tyco Flow Control Business’ own internal investigations, and in February 2010, the Tyco Flow Control Business initiated discussions with the DOJ and SEC aimed at resolving these matters, which remain ongoing. Although the Tyco Flow Control Business has recorded its best estimate of potential loss related to these or other similar matters, it is possible that this estimate may differ from the ultimate loss determined in connection with the resolution of this matter, as the Tyco Flow Control Business may be required to pay material fines, consent to injunctions on future conduct, consent to the imposition of a compliance monitor, or suffer other criminal or civil penalties or adverse impacts, including being subject to lawsuits brought by private litigants, each of which could have a material adverse effect on the Tyco Flow Control Business and its financial condition, results of operations and cash flows.

The Tyco Flow Control Business’ failure to satisfy international trade compliance regulations may adversely affect the Tyco Flow Control Business.

The Tyco Flow Control Business’ global operations require importing and exporting goods and technology across international borders on a regular basis. Certain of the products the Tyco Flow Control Business manufactures are “dual use” products, which are products that may have both civil and military applications, or may otherwise be involved in weapons proliferation, and are often subject to more stringent export controls. From time to time, the Tyco Flow Control Business obtains or receives information alleging improper activity in connection with imports or exports. The Tyco Flow Control Business’ policy mandates strict compliance with U.S. and non-U.S. trade laws applicable to the Tyco Flow Control Business’ products. However, even when the Tyco Flow Control Business is in strict compliance with law and its policies, it may suffer reputational damage if certain of the Tyco Flow Control Business’ products are sold through various intermediaries to entities operating in sanctioned countries. When the Tyco Flow Control Business receives information alleging improper activity, the Tyco Flow Control Business’ policy is to investigate that information and respond appropriately, including, if warranted, reporting its findings to relevant governmental authorities. Nonetheless, the Tyco Flow Control Business cannot provide assurance that its policies and procedures will always protect it from actions that would violate U.S. and/or non-U.S. laws. Any improper actions could subject the Tyco Flow Control Business to civil or criminal penalties, including material monetary fines, or other adverse actions including denial of import or export privileges, and could damage the Tyco Flow Control Business’ reputation and its business prospects.

Legislative action by the U.S. Congress could adversely affect the Tyco Flow Control Business.

Legislative action could be taken by the U.S. Congress which, if ultimately enacted, could override tax treaties, or modify statutes or regulation upon which the Tyco Flow Control Business relies, which could materially adversely affect the Tyco Flow Control Business’ effective corporate tax rate. The Tyco Flow Control Business cannot predict the outcome of any specific legislative proposals. If proposals were enacted that had the effect of disregarding the Tyco Flow Control Business’ incorporation in Switzerland or limiting its ability as a Swiss company to take advantage of the tax treaties between Switzerland and the United States, the Tyco Flow Control Business’ could be subject to increased taxation.

Changes in legislation or governmental regulations or policies can have a significant impact on the Tyco Flow Control Business’ financial condition, results of operations and cash flows.

The Tyco Flow Control Business operates in regulated industries and due to the international scope of the Tyco Flow Control Business’ operations, the system of laws and regulations to which the Tyco Flow Control Business is subject is complex. The Tyco Flow Control Business’ U.S. operations are subject to regulation by a number of federal, state and local governmental agencies with respect to safety of operations and equipment, labor and employment matters and financial responsibility. Intrastate operations in the United States are subject to regulation by state regulatory authorities, and the Tyco Flow Control Business’ international operations are regulated by the countries in which they operate and by extra-territorial laws. The Tyco Flow Control Business and its employees are subject to various U.S. federal, state and local laws and regulations, as well as non-U.S. laws and regulations. Changes in laws or regulations could require the Tyco Flow Control Business to change the way it operates, which could increase costs or otherwise disrupt operations. No assurances can be made that the Tyco Flow Control Business will continue to be found to be operating in compliance with, or be able to detect violations of, any such laws or regulations. In addition, the Tyco Flow Control Business cannot predict the nature, scope or effect of future regulatory requirements to which its international operations might be subject or the manner in which existing laws might be administered or interpreted. Failure to comply with any applicable laws or regulations could result in substantial fines or revocation of the Tyco Flow Control Business’ operating permits and licenses. If laws and regulations changed or the Tyco Flow Control Business failed to comply, the Tyco Flow Control Business’ financial condition, results of operations and cash flows could be materially and adversely affected.

The Tyco Flow Control Business’ operations expose it to the risk of material environmental liabilities, litigation and violations.

The Tyco Flow Control Business is subject to numerous U.S. federal, state and local and non-U.S. environmental protection and health and safety laws governing, among other things:

•	the generation, storage, use and transportation of hazardous materials;

•	emissions or discharges of substances into the environment;

•	the investigation and remediation of contaminated sites; and

•	the health and safety of the Tyco Flow Control Business’ employees.

The Tyco Flow Control Business cannot assure you that it has been or will be at all times in compliance with environmental and health and safety laws. If the Tyco Flow Control Business violates these laws, it could be fined, criminally charged or otherwise sanctioned by regulators.

Certain environmental laws impose liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances at their properties or at properties at which they have disposed of hazardous substances. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances. The Tyco Flow Control Business has projects underway at several current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations by the Tyco Flow Control Business or by other businesses that previously owned or used the properties. These projects relate primarily to hazardous substance contamination cleanup.

In addition, the Tyco Flow Control Business remains responsible for certain environmental issues at manufacturing locations previously sold by the Tyco Flow Control Business. The Tyco Flow Control Business also is currently the plaintiff in several lawsuits to recover remediation costs from other businesses that previously owned or used properties that the Tyco Flow Control Business owns or previously owned, but these lawsuits may not be successful or, if successful, the Tyco Flow Control Business may not be able to enforce any judgments awarded in its favor.

The ultimate cost of cleanup at disposal sites and manufacturing facilities is difficult to accurately predict given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. Based upon the Tyco Flow Control Business’ experience, current information regarding known contingencies and applicable laws, the Tyco Flow Control Business concluded that it is probable that it would incur remedial costs in the range of approximately $10 million to $33 million as of March 30, 2012. As of March 30, 2012, the Tyco Flow Control Business concluded that the best estimate within this range is $14 million, of which $9 million is included in accrued and other current liabilities and $5 million is included in other liabilities in the Combined Balance Sheet. Environmental laws are complex, change frequently and have tended to become more stringent over time. While the Tyco Flow Control Business has budgeted for future capital and operating expenditures to maintain compliance with such laws, the Tyco Flow Control Business cannot provide assurance that its costs of complying with current or future environmental protection and health and safety laws, or its liabilities arising from past or future releases of, or exposures to, hazardous substances, will not exceed the Tyco Flow Control Business’ estimates or materially adversely affect the Tyco Flow Control Business’ financial condition, results of operations and cash flows. The Tyco Flow Control Business may also be subject to material liabilities for additional environmental claims for personal injury or cleanup in the future based on its past, present or future business activities or for existing environmental conditions of which it is not presently aware.

Enacted and proposed climate protection regulations and legislation may impact the Tyco Flow Control Business’ operations or those of its customers.

Government authorities and agencies in the United States and in other jurisdictions have in recent years promulgated or considered promulgating climate-related legislation and regulations that are focused on restricting greenhouse gas emissions. To the extent the Tyco Flow Control Business’ customers, particularly those involved in the oil & gas, power generation, petrochemical processing or petroleum refining industries, are subject to any of these or other similar proposed or newly enacted laws and regulations, the Tyco Flow Control Business is exposed to risks that the additional costs by customers to comply with such laws and regulations could impact their ability or desire to continue to operate at similar levels in certain jurisdictions as historically seen or as currently anticipated, which could negatively impact their demand for the Tyco Flow Control Business’ products and services. For example, new laws and regulations establishing an emissions cap-and-trade regime and those that might favor the increased use of non-fossil fuels, including nuclear, wind, solar and bio-fuels or that are designed to increase energy efficiency, could dampen demand for oil & gas production or power generation resulting in lower spending by customers for the Tyco Flow Control Business’ products and services. Finally, the Tyco Flow Control Business could be negatively affected by physical changes or changes in weather patterns related to climate change, which could result in damages to or loss of the Tyco Flow Control Business’ physical assets, impact to its ability to conduct operations and/or disrupt its customers’ operations.

The Tyco Flow Control Business is subject to a variety of claims and litigation that could cause a material adverse effect on its business, financial condition, results of operations and cash flows.

In the normal course of business, the Tyco Flow Control Business is subject to claims and lawsuits, including from time to time claims for damages related to product liability and warranties, litigation alleging the infringement of intellectual property rights, litigation alleging anti-competitive behavior and litigation related to employee matters and commercial disputes. In addition, the Separation and Distribution Agreement will require the Tyco Flow Control Business to indemnify Tyco and ADT for certain claims related to the Tyco Flow Control Business’ activities (including its activities as subsidiaries of Tyco prior to the Distribution) and also provide that under certain circumstances the Tyco Flow Control Business may be liable for certain legal liabilities incurred by Tyco or ADT following the spin-off. See “Information About the Tyco Flow Control Business—Legal Proceedings” and “The Separation and Distribution Agreement and the Ancillary Agreements” for additional information regarding the Tyco Flow Control Business’ potential legal liabilities. In certain circumstances, patent infringement and antitrust laws permit successful plaintiffs to recover treble damages. The defense of these lawsuits may divert the Tyco Flow Control Business’ management’s attention, and the Tyco Flow Control Business may incur significant expenses in defending these lawsuits. In addition, the Tyco Flow Control Business may be required to pay damage awards or settlements, or become subject to injunctions or other equitable remedies, that could have a material adverse effect on the Tyco Flow Control Business and its financial condition, results of operations and cash flows. Moreover, any insurance or indemnification rights that the Tyco Flow Control Business has may be insufficient or unavailable to protect it against potential loss exposures.

Risks Relating to Pentair

General economic conditions, including difficult credit and residential construction markets, affect demand for Pentair’s products.

Pentair competes in various geographic regions and product markets around the world. Among these, the most significant are global industrial markets (for both Technical Products and Water & Fluid Solutions) and residential markets (for Water & Fluid Solutions). Important factors for Pentair’s businesses include the overall strength of the economy and its customers’ confidence in the economy; industrial and governmental capital spending; the strength of the residential and commercial real estate markets; unemployment rates; availability of consumer and commercial financing for its customers and end-users; and interest rates. New construction for housing and home improvement activity fell in 2007, 2008 and 2009, which reduced revenue growth in the residential business within Water & Fluid Solutions. While Pentair saw some stabilization in 2010 and 2011, it believes that weakness in this market could negatively impact its revenues and margins in future periods. While Pentair attempts to minimize its exposure to economic or market fluctuations by serving a balanced mix of end markets and geographic regions, it cannot assure you that a significant or sustained downturn in a specific end market or geographic region would not have a material adverse effect on it.

Pentair is exposed to political, regulatory, economic and other risks that arise from operating a multinational business.

Sales outside of the United States, including export sales from Pentair’s domestic businesses, accounted for approximately 40% of its net sales in 2011. Further, most of Pentair’s businesses obtain some products, components and raw materials from foreign suppliers. Accordingly, Pentair’s business is subject to the political, regulatory, economic and other risks that are inherent in operating in numerous countries. These risks include:

•	changes in general economic and political conditions in countries where Pentair operates, particularly in emerging markets;

•	relatively more severe economic conditions in some international markets than in the United States;

•	the difficulty of enforcing agreements and collecting receivables through foreign legal systems;

•	trade protection measures and import or export licensing requirements and restrictions;

•	the possibility of terrorist action affecting Pentair or its operations;

•	the imposition of tariffs, exchange controls or other trade restrictions;

•	difficulty in staffing and managing widespread operations in non-U.S. labor markets;

•	changes in tax laws or rulings could have an adverse impact on Pentair’s effective tax rate;

•	the difficulty of protecting intellectual property in foreign countries; and

•	changes in and required compliance with a variety of foreign laws and regulations.

As a result of its international operations and sales, Pentair is subject to the Foreign Corrupt Practices Act, the United Kingdom Bribery Act and other laws that prohibit improper payments or offers of improper payments. Pentair’s international activities create risk under such laws because its employees, consultants, sales agents or distributors are not always subject to its direct control. Any violations or alleged violations of these laws could result in significant fines or settlements, criminal sanctions against Pentair or its employees, reputational damage and prohibitions on the conduct of its business, including its business with the U.S. government.

Pentair’s business success depends in part on its ability to anticipate and effectively manage these and other risks. Pentair cannot assure you that these and other factors will not have a material adverse effect on its international operations or on its business as a whole.

Pentair’s international operations are subject to foreign market and currency fluctuation risks and the European Union debt crisis could adversely affect its results.

Pentair expects the percentage of its sales outside of the United States to continue to increase in the future. In some cases, foreign markets are susceptible to greater political, economic and social volatility than in Pentair’s other markets. Furthermore, its increased foreign business operations expose Pentair to currency fluctuations which could materially affect its financial results. The European Union currently accounts for the majority of Pentair’s foreign sales and income. The current debt crisis in Europe could lead to the re-introduction of individual currencies in certain European Union countries or in the wholesale dissolution of the euro currency. The resulting impact on euro-denominated obligations and assets is impossible to predict, but it could adversely affect the value of such obligations and assets. Also, the effect of the debt crisis in Europe could have an adverse affect on the capital markets generally, specifically impacting the ability of Pentair’s business and financial partners to finance their businesses on acceptable terms, if at all, the availability of materials and supplies and demand for Pentair’s products.

Pentair’s inability to sustain organic growth could adversely affect its financial performance.

Over the past five years, Pentair’s organic growth has been generated in part from expanding international sales, entering new distribution channels, introducing new products and price increases. To grow more rapidly than its end markets, Pentair would have to continue to expand its geographic reach, further diversify its distribution channels, continue to introduce new products and increase sales of existing products to its customer base. Difficult economic and competitive factors may materially and adversely impact Pentair’s financial performance. Pentair has chosen to focus its growth initiatives in specific end markets and geographies. Pentair cannot provide assurance that these growth initiatives will be sufficient to offset revenue declines in other markets.

Pentair has significant goodwill and intangible assets and future impairment of its goodwill and intangible assets could have a material negative impact on its financial results.

Pentair tests goodwill and indefinite-lived intangible assets for impairment on an annual basis, by comparing the estimated fair value of each of its reporting units to their respective carrying values on their balance sheets. At December 31, 2011 Pentair’s goodwill and intangible assets were approximately $2,866.2 million and represented approximately 62.5% of its total assets. Long-term declines in projected future cash flows could result in future goodwill and intangible asset impairments. Because of the significance of Pentair’s goodwill and intangible assets, any future impairment of these assets could have a material adverse effect on its financial results.

In the fourth quarter of 2011, Pentair completed its annual goodwill impairment review. As a result, Pentair recorded a pre-tax non-cash impairment charge of $200.5 million in the fourth quarter of 2011. This represents impairment of goodwill in its Residential Filtration reporting unit, part of Water & Fluid Solutions. The impairment charge resulted from changes in Pentair’s forecasts in light of economic conditions prevailing in these markets and due to continued softness in the end-markets served by residential water treatment components.

Material cost and other inflation have adversely affected and could continue to affect Pentair’s results of operations.

In the past, Pentair has experienced material cost and other inflation in a number of its businesses. Pentair strives for productivity improvements and implements increases in selling prices to help mitigate cost increases in raw materials (especially metals and resins), energy and other costs such as pension, health care and insurance. Pentair continues to implement operational initiatives in order to mitigate the impacts of this inflation and continuously reduce its costs. Pentair cannot provide assurance, however, that these actions will be successful in managing its costs or increasing its productivity. Continued cost inflation or failure of Pentair’s initiatives to generate cost savings or improve productivity would likely negatively impact its results of operations.

Pentair’s businesses operate in highly competitive markets, so Pentair may be forced to cut prices or to incur additional costs.

Pentair’s businesses generally face substantial competition in each of their respective markets. Competition may force Pentair to cut prices or to incur additional costs to remain competitive. Pentair competes on the basis of product design, quality, availability, performance, customer service and price. Present or future competitors may have greater financial, technical or other resources which could put Pentair at a disadvantage in the affected business or businesses. Pentair cannot provide assurance that these and other factors will not have a material adverse effect on its future results of operations.

Seasonality of sales and weather conditions may adversely affect Pentair’s financial results.

Pentair experiences seasonal demand in a number of markets within Water & Fluid Solutions. End-user demand for pool equipment in Pentair’s primary markets follows warm weather trends and is at seasonal highs from April to August. The magnitude of the sales increase is partially mitigated by employing some advance sale or “early buy” programs (generally including extended payment terms and/or additional discounts). Demand for residential and agricultural water systems is also impacted by weather patterns, particularly by heavy flooding and droughts. Pentair cannot provide assurance that seasonality and weather conditions will not have a material adverse effect on its results of operations.

Intellectual property challenges may hinder Pentair’s ability to develop, engineer and market its products.

Patents, non-compete agreements, proprietary technologies, customer relationships, trademarks, trade names and brand names are important to Pentair’s business. Intellectual property protection, however, may not preclude competitors from developing products similar to Pentair’s or from challenging Pentair’s names or products. Pentair’s pending patent applications, and its pending copyright and trademark registration applications, may not be allowed or competitors may challenge the validity or scope of its patents, copyrights or trademarks. In addition, Pentair’s patents, copyrights, trademarks and other intellectual property rights may not provide it a significant competitive advantage. Over the past few years, Pentair has noticed an increasing tendency for participants in its markets to use conflicts over and challenges to intellectual property as a means to compete. Patent and trademark challenges increase Pentair’s costs to develop, engineer and market its products. Pentair may need to spend significant resources monitoring its intellectual property rights and it may or may not be able to detect infringement by third parties.

Pentair’s results of operations may be negatively impacted by litigation.

Pentair’s businesses expose it to potential litigation, such as product liability claims relating to the design, manufacture and sale of its products. While Pentair currently maintains what it believes to be suitable product liability insurance, Pentair cannot provide assurance that it will be able to maintain this insurance on acceptable terms or that this insurance will provide adequate protection against potential or previously existing liabilities. In addition, Pentair self-insures a portion of product liability claims. A series of successful claims against Pentair for significant amounts could materially and adversely affect its product reputation, financial condition, results of operations and cash flows.

Pentair is exposed to potential environmental and other laws, liabilities and litigation.

Pentair is subject to federal, state, local and foreign laws and regulations governing its environmental practices, public and worker health and safety, and the indoor and outdoor environment. Compliance with these environmental, health and safety regulations could require Pentair to satisfy environmental liabilities, increase the cost of manufacturing its products or otherwise adversely affect its business, financial condition and results of operations. Any violations of these laws by Pentair could cause it to incur unanticipated liabilities that could harm its operating results and cause its business to suffer. Pentair is also required to comply with various environmental laws and maintain permits, some of which are subject to discretionary renewal from time to time, for many of its businesses and it could suffer if Pentair is unable to renew existing permits or to obtain any additional permits that it may require. Compliance with environmental requirements also could require significant operating or capital expenditures or result in significant operational restrictions.

Pentair has been named as defendant, target or a potentially responsible party (“PRP”) in a number of environmental clean-ups relating to its current or former business units. Pentair has disposed of a number of businesses in recent years and in certain cases, Pentair has retained responsibility and potential liability for certain environmental obligations. Pentair has received claims for indemnification from certain purchasers. Pentair may be named as a PRP at other sites in the future for existing business units, as well as both divested and acquired businesses.

The cost of cleanup and other environmental liabilities can be difficult to accurately predict. In addition, environmental requirements change and tend to become more stringent over time. Thus, Pentair cannot provide assurance that its eventual environmental clean-up costs and liabilities will not exceed the amount of its current reserves.

Pentair is exposed to certain regulatory and financial risks related to climate change.

Climate change is receiving ever increasing attention worldwide. Many scientists, legislators and others attribute global warming to increased levels of greenhouse gases, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. The U.S. Congress and federal and state regulatory agencies have been considering legislation and regulatory proposals that would regulate and limit greenhouse gas emissions. It is uncertain whether, when and in what form a federal mandatory carbon dioxide emissions reduction program may be adopted. Similarly, certain countries have adopted the Kyoto Protocol and this and other existing international initiatives or those under consideration could affect Pentair’s international operations. These actions could increase costs associated with Pentair’s operations, including costs for raw materials and transportation. Because it is uncertain what laws will be enacted, Pentair cannot predict the potential impact of such laws on its future consolidated financial condition, results of operations or cash flows.

Risks Relating to the Liquidity of the Combined Business and Financial Markets

Disruptions in the financial markets could adversely affect New Pentair, its customers and its suppliers by increasing funding costs or reducing availability of credit.

In the normal course of New Pentair’s business, it may access credit markets for general corporate purposes, which may include repayment of indebtedness, acquisitions, additions to working capital, repurchase of common shares, capital expenditures and investments in its subsidiaries. Although New Pentair expects to have sufficient liquidity to meet its foreseeable needs after completing the financing transactions contemplated in connection with the Transactions, New Pentair’s access to and the cost of capital could be negatively impacted by disruptions in the credit markets. In 2009 and 2010, credit markets experienced significant dislocations and liquidity disruptions, and similar disruptions in the credit markets could make financing terms for borrowers unattractive or unavailable. These factors may make it more difficult or expensive for New Pentair to access credit markets if the need arises. In addition, these factors may make it more difficult for New Pentair’s suppliers to meet demand for their products or for prospective customers to commence new projects, as customers and suppliers may experience increased costs of debt financing or difficulties in obtaining debt financing. Disruptions in the financial markets have had adverse effects on other areas of the economy and have led to a slowdown in general economic activity that may continue to adversely affect New Pentair’s businesses. These disruptions may have other unknown adverse affects. One or more of these factors could adversely affect New Pentair’s business, financial condition, results of operations or cash flows.

New Pentair’s customers, prospective customers and suppliers may need assurances that New Pentair’s financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.

Some of New Pentair’s customers, prospective customers and suppliers may need assurances that New Pentair’s financial stability following the Transactions is sufficient to satisfy their requirements for doing or continuing to do business with them. If New Pentair’s customers, prospective customers or suppliers are not satisfied with New Pentair’s financial stability, it could have a material adverse effect on New Pentair’s ability to bid for and obtain or retain projects, New Pentair’s business, financial condition, results of operations and cash flows.

Covenants in New Pentair’s debt instruments may adversely affect New Pentair.

As discussed under “Debt Financing,” New Pentair expects to complete financing transactions in connection with the completion of the Transactions, as a result of which New Pentair would incur new indebtedness under one or more credit agreements or indentures. New Pentair expects its credit agreements and indentures will contain customary financial covenants.

New Pentair’s ability to meet the financial covenants can be affected by events beyond New Pentair’s control, and New Pentair cannot provide assurance that it will meet those tests. A breach of any of these covenants could result in a default under New Pentair’s credit agreements or indentures. Upon the occurrence of an event of default under any of New Pentair’s credit facilities or indentures, the lenders or trustees could elect to declare all amounts outstanding thereunder to be immediately due and payable and, in the case of credit facility lenders, terminate all commitments to extend further credit. If the lenders or trustees accelerate the repayment of borrowings, New Pentair cannot provide assurance that it will have sufficient assets to repay New Pentair’s credit facilities and New Pentair’s other indebtedness. Furthermore, acceleration of any obligation under any of New Pentair’s material debt instruments will permit the holders of New Pentair’s other material debt to accelerate their obligations, which could have a material adverse affect on New Pentair’s financial condition.

New Pentair expects to incur new indebtedness at or prior to consummation of Transactions, and the degree to which New Pentair will be leveraged following completion of the Transactions could have a material adverse effect on the combined business, financial condition or results of operations.

The Tyco Flow Control Business has historically relied upon Tyco for working capital requirements on a short-term basis and for other financial support functions. After the Transactions, New Pentair will not be able to rely on the earnings, assets or cash flow of Tyco, and New Pentair will be responsible for servicing its own debt, and obtaining and maintaining sufficient working capital. As discussed under “Debt Financing,” New Pentair expects to complete financing transactions in connection with the completion of the Transactions, as a result of which New Pentair would incur new indebtedness under one or more credit agreements or indentures.

New Pentair’s ability to make payments on and to refinance its indebtedness, including the debt incurred pursuant to the Transactions as well as any future debt that New Pentair may incur, will depend on New Pentair’s ability to generate cash in the future from operations, financings or asset sales. New Pentair’s ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond New Pentair’s control. If New Pentair is not able to repay or refinance its debt as it becomes due, New Pentair may be forced to sell assets or take other disadvantageous actions, including (i) reducing financing in the future for working capital, capital expenditures and general corporate purposes or (ii) dedicating an unsustainable level of New Pentair’s cash flow from operations to the payment of principal and interest on its indebtedness. The lenders who hold such debt could also accelerate amounts due, which could potentially trigger a default or acceleration of any of New Pentair’s other debt.

New Pentair may increase its debt or raise additional capital in the future, which could affect New Pentair’s financial health, and may decrease its profitability.

At the Effective Time, New Pentair expects the combined company to have approximately $1.8 billion of total debt outstanding. New Pentair may increase its debt or raise additional capital in the future, subject to restrictions expected to be in New Pentair’s debt agreements. If New Pentair’s cash flow from operations is less than New Pentair anticipates, or if New Pentair’s cash requirements are more than New Pentair expects, New Pentair may require more financing. However, debt or equity financing may not be available to New Pentair on terms acceptable to New Pentair, if at all. If New Pentair incurs additional debt or raises equity through the issuance of additional capital shares, the terms of the debt or capital shares issued may give the holders rights, preferences and privileges senior to those of holders of New Pentair’s common shares, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on New Pentair operations than it currently has. If New Pentair raises funds through the issuance of additional equity, your percentage ownership in New Pentair would decline. If New Pentair is unable to raise additional capital when needed, it could affect New Pentair’s financial health, which could negatively affect your investment in New Pentair. Also, regardless of the terms of New Pentair’s debt or equity financing, the amount of New Pentair’s shares that New Pentair can issue may be limited because the issuance of New Pentair’s shares may cause the Distribution to be a taxable event for Tyco under Section 355(e) of the Code, and under the 2012 Tax Sharing Agreement New Pentair could be required to indemnify Tyco for that tax. See “—New Pentair might not be able to engage in desirable strategic transactions and equity issuances following the Distribution because of restrictions relating to U.S. federal income tax requirements for tax-free distributions.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains certain “forward-looking statements” regarding business strategies, market potential, future financial performance and other matters with respect to Pentair, New Pentair and Tyco. Without limitation, words such as “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. The forward-looking statements included in this proxy statement/prospectus are made only as of the date of this proxy statement/prospectus. These forward-looking statements are based on Pentair’s and New Pentair’s management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Except for the ongoing obligations to disclose material information under the U.S. federal securities laws, neither Pentair, New Pentair nor Tyco are under any obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise.

Various factors could adversely affect Pentair’s and New Pentair’s operations, business or financial results in the future and cause Pentair’s and New Pentair’s actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in “Risk Factors” beginning on page 34 of this proxy statement/prospectus. Pentair’s and New Pentair’s actual results could differ materially from management’s expectations because of these factors, including:

•	overall economic and business conditions;

•	competition in the markets Pentair and the Tyco Flow Control Business serve;

•	conditions in the North American housing market;

•	increase in product liability and warranty claims;

•	failure to maintain required certifications;

•	delay in, or inability to, deliver backlog;

•	failure to win future project work;

•	economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders;

•	volatility in currency exchange rates, commodity prices and interest rates;

•	inability to maintain, upgrade and protect information and technology networks;

•	failure to adapt products, services and organization to meet the demands of local markets in both developed and emerging economies;

•	failure of market to accept new product introductions and enhancements;

•	inability to protect intellectual property;

•	inability to attract and retain qualified personnel;

•	potential impairment of goodwill, intangibles and/or long-lived assets;

•	failure to realize expected benefits from divestitures and acquisitions;

•	disruptions at manufacturing facilities, including work stoppages, union negotiations and labor disputes;

•	inability to source raw material commodities and components from third parties without interruption and at reasonable prices;

•	the outcome of litigation, arbitrations and governmental proceedings, including any asbestos-related and environmental liability litigation;

•	changes in U.S. and non-U.S. government laws and regulations;

•	risks associated with adherence to international trade compliance regulations;

•

results and consequences of internal investigations and governmental investigations concerning Pentair’s, New Pentair’s or Tyco’s governance, management, internal controls and operations including Pentair’s, New Pentair’s and Tyco’s business operations outside the United States;

•	other capital market conditions, including availability of funding sources;

•	failure to fully realize expected benefits from the Spin-off or the Merger;

•	inability to generate savings from excellence in operations initiatives consisting of lean enterprise, supply management and cash flow practices;

•	difficulty in operating New Pentair as an independent public company separate from Tyco;

•	the possible effects on New Pentair of future legislation in the United States that may limit or eliminate potential U.S. tax benefits resulting from New Pentair’s Swiss incorporation; and

•	risks associated with New Pentair’s Swiss incorporation, including increased or different regulatory burdens, and the possibility that New Pentair may not realize anticipated tax benefits.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this proxy statement/prospectus. If one or more of these or other risks or uncertainties materialize, or if Pentair or New Pentair’s underlying assumptions prove to be incorrect, actual results may vary materially from what is projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by the forward-looking statements.

THE PENTAIR SPECIAL MEETING

General

This proxy statement/prospectus is being provided to Pentair shareholders as part of a solicitation of proxies by the Pentair board of directors for use at the Pentair special meeting. This proxy statement/prospectus provides Pentair shareholders with important information they need to know to be able to vote, or instruct their brokers or other nominees to vote, at the Pentair special meeting.

Date, Time and Place

The Pentair special meeting will be held on September 14, 2012, at The Metropolitan Ballroom, 5418 Wayzata Blvd., Golden Valley, Minnesota at 9:00 a.m., local time.

Matters for Consideration

At the special meeting, Pentair shareholders will be asked to vote on the following proposals:

•

a proposal to approve the Merger Agreement and the transactions contemplated thereby and all other actions or matters necessary or appropriate to give effect to the Merger Agreement and the transactions contemplated thereby (“the Merger Agreement proposal”);

•	a non-binding, advisory proposal to approve the compensation that may be paid or become payable to Pentair’s named executive officers in connection with the Merger (“the compensation proposal”); and

•

a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Merger Agreement proposal (“the meeting adjournment proposal”).

Completion of the Transactions is conditioned on Pentair shareholder approval of the Merger Agreement proposal, but is not conditioned on the approval of the compensation proposal or the meeting adjournment proposal.

THE PENTAIR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND AUTHORIZED THE EXECUTION, DELIVERY AND PERFORMANCE OF THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY RECOMMENDS THAT PENTAIR SHAREHOLDERS VOTE FOR THE MERGER AGREEMENT PROPOSAL.

THE PENTAIR BOARD OF DIRECTORS ALSO UNANIMOUSLY RECOMMENDS THAT PENTAIR SHAREHOLDERS VOTE FOR THE COMPENSATION PROPOSAL AND FOR THE MEETING ADJOURNMENT PROPOSAL.

Record Date; Voting Information

The record date for the Pentair special meeting is July 27, 2012. Only holders of record of Pentair common shares at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof. As of the record date, approximately 99.2 million Pentair common shares were issued and outstanding and entitled to notice of, and to vote at, the special meeting and there were approximately 3,562 holders of record of Pentair common shares. Each Pentair common share shall entitle the holder to one vote on each matter to be considered at the special meeting.

If you are a record holder of Pentair common shares on the record date, you may vote your Pentair common shares in person at the special meeting or by proxy as described below in “—Voting by Proxy.”

Quorum

The holders of a majority of the issued and outstanding Pentair common shares present either in person or by proxy at the meeting will constitute a quorum. A quorum must be present before a vote can be taken on the Merger Agreement proposal and the compensation proposal, but is not required for a vote on the meeting adjournment proposal. Proxies received but marked as abstentions will be included in the calculation of the number of shares considered to be present at the special meeting.

If a quorum is not present or if there are not sufficient votes for the approval of the Merger Agreement proposal, Pentair expects that the Pentair special meeting will be adjourned to solicit additional proxies, subject to approval of the meeting adjournment proposal by the affirmative vote of the holders of a majority of the Pentair common shares present in person or represented by proxy at the Pentair special meeting. At any subsequent reconvening of the Pentair special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Pentair special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

Required Vote

You may vote “FOR” or “AGAINST,” or you may abstain from voting on each of the proposals.

Completion of the Transactions requires the approval of the Merger Agreement proposal by Pentair shareholders. Pentair’s Restated Articles of Incorporation provide that an agreement for a merger with another corporation may be authorized by the vote of the shareholders entitled to exercise at least two-thirds of the shares entitled to vote unless the vote required is reduced by the Pentair board of directors. In accordance with the Restated Articles of Incorporation, the Pentair board of directors approved reducing the vote required to approve the Merger Agreement proposal to a majority of the Pentair common shares entitled to vote. Accordingly, in accordance with the Minnesota Business Corporation Act and Pentair’s governing documents, the approval by Pentair shareholders of the Merger Agreement proposal requires the affirmative vote of the holders of a majority of the voting power of all Pentair common shares entitled to vote at the special meeting. Therefore, if you abstain or if you fail to vote, it will have the same effect as a vote “AGAINST” the Merger Agreement proposal.

The approval of the compensation proposal requires the affirmative vote of the holders of a majority of the Pentair common shares present or represented by proxy at the special meeting, provided a quorum is present. Therefore, if you abstain, it will have the same effect as a vote “AGAINST” the adoption of the meeting adjournment proposal and if you fail to vote, it will have no effect on the outcome of the proposal.

The approval of the meeting adjournment proposal requires the affirmative vote of the holders of a majority of the Pentair common shares present or represented by proxy at the special meeting, whether or not a quorum is present. Therefore, if you abstain, it will have the same effect as a vote “AGAINST” the adoption of the meeting adjournment proposal and if you fail to vote, it will have no effect on the outcome of the proposal.

Voting by Proxy

If you were a record holder of Pentair common shares at the close of business on the record date of the special meeting, a proxy card is enclosed for your use. Pentair requests that you submit your proxy to vote your shares as promptly as possible by (i) accessing the internet site listed on the proxy card, (ii) calling the toll-free number listed on the proxy card or (iii) submitting your proxy card by mail by using the provided self-addressed, stamped envelope. Information and applicable deadlines for voting through the internet or by telephone are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the Pentair common shares represented by it will be voted at the special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy card. Your internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

If a proxy is returned without an indication as to how the Pentair common shares represented are to be voted with regard to a particular proposal, the Pentair common shares represented by the proxy will be voted in accordance with the recommendation of the Pentair board of directors and, therefore, “FOR” the Merger Agreement proposal, “FOR” the compensation proposal and “FOR” the meeting adjournment proposal.

At the date hereof, the Pentair board of directors has no knowledge of any business that will be presented for consideration at the special meeting and that would be required to be set forth in this proxy statement/prospectus or the related proxy card other than the matters set forth in the Notice of Special Meeting of Shareholders. If any other matter is properly presented at the special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

If your broker, bank or other nominee holds your Pentair common shares in street name, you must either direct your nominee on how to vote your shares or obtain a proxy from your nominee to vote in person at the special meeting. Please check the voting form used by your nominee for information on how to submit your instructions to them.

Your vote is important. Accordingly, if you were a record holder of Pentair common shares on the record date of the special meeting, please sign and return the enclosed proxy card or vote via the internet or telephone whether or not you plan to attend the special meeting in person. Proxies submitted through the specified internet website or by phone must be received by 11:59 p.m. on September 13, 2012.

Revocation of Proxies

If you are the record holder of Pentair common shares, you can change your vote or revoke your proxy at any time before your proxy is voted at the special meeting. You can do this by:

•	timely delivering a signed written notice of revocation; or

•	timely delivering a new, valid proxy bearing a later date (including by telephone or through the internet).

A registered shareholder may revoke a proxy by either of these methods, regardless of the method used to deliver the shareholder’s previous proxy.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed as follows:

Pentair, Inc.

5500 Wayzata Boulevard, Suite 800

Minneapolis, Minnesota 55416-1259

Attention: Secretary

(763) 545-1730

If your shares are held in street name through a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or nominee in accordance with its established procedures. If your shares are held in the name of a broker, bank or other nominee and you decide to attend the special meeting and vote in person, your vote in person at the special meeting will not be effective unless you have obtained and present an executed proxy issued in your name from the record holder (your broker, bank or nominee).

Voting by Pentair Directors and Executive Officers

At the close of business on the record date of the special meeting, Pentair directors and executive officers and their affiliates were entitled to vote 804,348 Pentair common shares or approximately 1% of the Pentair common shares outstanding on that date. Pentair currently expects that its directors and executive officers and their affiliates will vote their shares in favor of all proposals, but none of them has entered into any agreement obligating him or her to do so.

Solicitation of Proxies

Pentair is soliciting proxies for the special meeting and will bear all expenses in connection with solicitation of proxies, except that expenses incurred in connection with the printing of this proxy statement/prospectus will be shared equally by Pentair and Tyco. Pentair has retained Morrow & Co., LLC, a proxy solicitation firm, to solicit proxies in connection with the special meeting at a cost of approximately $15,000 plus expenses. Upon request, Pentair will pay banks, brokers, nominees, fiduciaries or other custodians their reasonable expenses for sending proxy material to, and obtaining instructions from, persons for whom they hold shares. Pentair expects to solicit proxies primarily by mail, but directors, officers and other employees of Pentair may also solicit in person or by internet, telephone or mail.

Other Matters

As of the date of this proxy statement/prospectus, the Pentair board of directors knows of no other matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the special meeting of Pentair shareholders, or any adjournments of the special meeting are proposed and are properly voted upon, the enclosed proxies will give the individuals that Pentair shareholders name as proxies discretionary authority to vote the shares represented by these proxies as to any of these matters; provided, however, that those individuals will only exercise this discretionary authority with respect to matters that were unknown a reasonable time before the solicitation of proxies.

Proxy Solicitor

Pentair shareholders who need assistance in voting their shares or need a copy of this proxy statement/prospectus should contact:

Morrow & Co., LLC

470 West Avenue

Stamford, Connecticut 06902

Toll-free: (800) 267-0201

International: (203) 658-9400

Transfer Agent

Pentair shareholders should contact the transfer agent, at the phone number or address listed below, if they have questions concerning transfer of ownership or other matters pertaining to their stock accounts.

Wells Fargo Bank, N.A.

PO Box 64858

St. Paul, Minnesota 55164-0858

Toll-free: (877) 536-3554

International: (651) 450-4064

THE TRANSACTIONS

Structure of the Spin-Off and the Merger

Tyco and Pentair have agreed pursuant to the Merger Agreement to merge the Tyco Flow Control Business with Pentair. Prior to consummating the Merger and pursuant to the Separation and Distribution Agreement, Tyco will transfer the Tyco Flow Control Business to New Pentair, rename New Pentair “Pentair Ltd.” and subsequently distribute all of the outstanding New Pentair common shares to Tyco shareholders on a pro rata basis in the Distribution. Immediately following the Distribution, Tyco, New Pentair, Panthro Acquisition, Panthro Merger Sub and Pentair will consummate the Merger upon the terms and subject to the conditions of the Merger Agreement. New Pentair’s wholly owned, indirect subsidiary, Panthro Merger Sub, will merge with and into Pentair and Pentair will survive the Merger as a wholly owned, indirect subsidiary of New Pentair. As consideration for the Merger, shareholders of Pentair will receive one newly issued common share of New Pentair for each Pentair common share that they hold at the time of the Merger. Immediately after consummation of the Merger, on a fully-diluted basis, approximately 47.5% of New Pentair common shares will be held by former Pentair shareholders and approximately 52.5% of New Pentair common shares will be held by Tyco shareholders (excluding treasury shares). After the Transactions, New Pentair will be an independent, publicly-traded company that operates Pentair and the Tyco Flow Control Business.

Shareholders are encouraged to read carefully the sections titled “The Merger Agreement” and “The Separation and Distribution Agreement and the Ancillary Agreements” as well as the Merger Agreement and the Separation and Distribution Agreement, which are attached to this proxy statement/prospectus and incorporated herein by reference, because they set forth the terms of the Merger and the Distribution, respectively.

Transaction Timeline

Below is a step-by-step list illustrating the sequence of material events relating to the Spin-off and the Merger. Each of these events is discussed in more detail elsewhere in this proxy statement/prospectus. Except as further described below, it is anticipated that the steps will occur in the following order:

Step 1—Tyco will engage in a series of restructuring transactions to separate the Tyco Flow Control Business from Tyco in the manner contemplated by the Separation and Distribution Agreement and transfer the assets and liabilities comprising the Tyco Flow Control Business, with certain specifically scheduled exceptions, to New Pentair.

Step 2—A subsidiary of New Pentair will issue an intercompany note to a subsidiary of Tyco in an amount not to exceed $500 million, which will be repaid at the closing of the Merger with proceeds to New Pentair from a third party financing upon terms negotiated by Pentair. After accounting for the issuance of the intercompany note, the payment of transaction expenses and transfer of any excess cash to Tyco, but not taking into account any third party financing, New Pentair will have a net indebtedness immediately prior to the Distribution of $275 million.

Step 3—Tyco will receive an audit report of Deloitte AG (Zürich), as state supervised auditing enterprise, stating that the Distribution and the ordinary cash dividend to Tyco shareholders proposed in the Tyco Proxy Statement comply with Swiss law and Tyco’s Articles of Association.

Step 4—Tyco, in its capacity as the sole shareholder of New Pentair will resolve to increase the share capital of New Pentair by a conversion of freely available equity into nominal share capital and authorize the issuance of New Pentair common shares in a number permitting a one-to-one share exchange with the outstanding Pentair common shares on a fully-diluted basis. Such newly issued shares will be held in treasury by New Pentair pending delivery to the former Pentair shareholders following the Merger.

Step 5—New Pentair’s Articles of Association and organizational regulations will be amended in substantially the forms attached to this proxy statement/prospectus as Annex F and Annex G, respectively. New

Pentair’s name will be changed to Pentair Ltd. and the company will have a board of directors comprised of the board of directors of Pentair as of the date of mailing of the Tyco Proxy Statement and up to two persons selected by Tyco and reasonably acceptable to Pentair. Tyco has selected only one designee to the New Pentair board of directors.

Step 6—Tyco will then spin off New Pentair by distributing all of the outstanding common shares of New Pentair, and cash in lieu of fractional shares, to the Tyco shareholders on a pro rata basis as determined by a distribution formula.

Step 7—Panthro Merger Sub, a wholly owned, indirect subsidiary of New Pentair, will merge with and into Pentair and Pentair will cease to be a publicly-traded company. Each outstanding Pentair common share will be converted into the right to receive one New Pentair common share and all converted Pentair common shares will be canceled. As a result, former Pentair shareholders will own approximately 47.5% of New Pentair common shares and Tyco shareholders will own approximately 52.5% of New Pentair common shares on a fully-diluted basis (excluding treasury shares) immediately following the Merger.

The Spin-off

Pursuant to the Separation and Distribution Agreement and certain provisions of the Merger Agreement, Tyco will, among other things, (i) engage in an internal restructuring whereby it will transfer to New Pentair certain assets related to the Tyco Flow Control Business, and New Pentair will assume from Tyco certain liabilities associated with the Tyco Flow Control Business, (ii) increase the share capital of New Pentair by a conversion of freely available equity into nominal share capital and authorize the issuance of New Pentair common shares in a number permitting a one-to-one share exchange with the outstanding Pentair common shares, (iii) prior to the Merger, rename New Pentair “Pentair Ltd.” and (iv) distribute to eligible holders of Tyco common shares all of the outstanding common shares of New Pentair through a pro-rata dividend. After the Distribution, Tyco will not own any shares of New Pentair.

Prior to the Distribution, a subsidiary of New Pentair will issue an intercompany note to a subsidiary of Tyco in an amount not to exceed $500 million, which will be repaid at the closing of the Merger with proceeds to New Pentair from a third party financing upon terms negotiated by Pentair. In the event that third party financing is not available on acceptable terms, instead of a subsidiary of New Pentair issuing to a subsidiary of Tyco the intercompany note that would be repaid at the closing of the Merger, a subsidiary of New Pentair will issue a one year unsecured “bridge” note for up to $500 million to a subsidiary Tyco that will bear interest at a rate of 14.0% and be prepayable at any time. After accounting for the issuance of either the intercompany note or the bridge note, the payment of transaction expenses and transfer of any excess cash to Tyco, but not taking into account any third party financing, New Pentair will have a net indebtedness immediately prior to the Distribution of $275 million.

The Merger

Pursuant to the Merger Agreement, immediately after the Distribution, Panthro Merger Sub will merge with and into Pentair. Pentair will survive the Merger as a wholly owned, direct subsidiary of Panthro Acquisition and an indirect subsidiary of New Pentair, and will cease to be a publicly-traded company. Upon effectiveness of the Merger, each outstanding Pentair common share will be converted into the right to receive one newly issued common share of New Pentair and all converted Pentair common shares will be canceled. New Pentair will be a publicly-traded company organized under the laws of Switzerland. It is expected that New Pentair’s shares will be listed for trading on the NYSE under the symbol “PNR,” which is currently the trading symbol for Pentair.

Calculation of the Distribution Ratio and the Exchange Ratio

Pursuant to the Separation and Distribution Agreement, Tyco will effect the Distribution by distributing all outstanding New Pentair common shares it holds as the sole shareholder of New Pentair at the time of the Distribution to Tyco shareholders on a pro rata basis to holders of Tyco common shares. Holders of Tyco common shares as of the record date of the Distribution will receive a number of New Pentair common shares equal to the quotient of (i) the product of (x) the number of Pentair common shares outstanding (determined on a fully-diluted basis calculated in accordance with the treasury method under U.S. GAAP without taking into account tax consequences to any party or any applicable vesting provisions) as of 12:01 a.m. Eastern Standard Time on the distribution date, multiplied by (y) 1.10526316 divided by (ii) the number of Tyco common shares outstanding (determined on a fully-diluted basis calculated in accordance with the treasury method under U.S. GAAP without taking into account tax consequences to any party or any applicable vesting provisions) immediately prior to 12:01 a.m. Eastern Standard Time on the distribution date (the “distribution ratio”).

Based on the number of fully-diluted Pentair and Tyco shares outstanding as of June 30, 2012, it is expected that the distribution ratio will be approximately 0.24 New Pentair common shares per each Tyco common share. However, this amount will be finally determined at the effective time of the Distribution based on the number of Pentair common shares and the number of Tyco common shares outstanding immediately prior to the Distribution that are entitled to receive New Pentair common shares in the Distribution. Therefore, the actual number of New Pentair common shares that Tyco shareholders are entitled to receive will change if the number of Tyco common shares outstanding or Pentair common shares outstanding at those times changes because of any increase or decrease in share amounts for any reason. There is no maximum or minimum number of shares that will be issued. The number calculated above is not expected to change significantly because (1) Pentair currently has no plans to issue any of its common shares prior to the effective time of the Merger other than pursuant to previous grants of equity incentive awards or pursuant to the exercise of employee stock options and stock settled stock appreciation rights, in each case, in the ordinary course of business and (2) Tyco currently has no plans to issue any of its common shares prior to the effective time of the Merger other than pursuant to previous grants of equity incentive awards or pursuant to the exercise of employee stock options and stock settled stock appreciation rights, in each case, in the ordinary course of business.

Immediately after the Distribution, pursuant to the Merger Agreement, the Merger will occur. The Merger Agreement provides that, at the effective time of the Merger, each outstanding Pentair common share will be converted into the right to receive one newly issued common share of New Pentair (the “exchange ratio”). On this one-to-one basis and based on the number of outstanding Pentair common shares on June 30, 2012, it is presently estimated that Pentair shareholders will be entitled to receive approximately 99,205,000 New Pentair common shares in the Merger.

Immediately following the consummation of the Distribution and the Merger and the application of the distribution ratio and the exchange ratio, former Pentair shareholders will own approximately 47.5% of New Pentair common shares and Tyco shareholders will own approximately 52.5% of New Pentair common shares on a fully-diluted basis (excluding treasury shares).

Trading Markets

Pentair Common Shares

At the Effective Time, each Pentair common share outstanding will be converted into the right to receive one newly issued common share of New Pentair. Upon the conversion, all converted Pentair common shares will automatically be canceled and cease to exist and will no longer be listed for trading on the NYSE.

New Pentair Common Shares

Following the Merger, former Pentair shareholders will hold approximately 47.5% of New Pentair common shares and Tyco shareholders as of the record date of the Distribution and their transferees will hold approximately 52.5% of New Pentair common shares on a fully-diluted basis (excluding treasury shares). It is intended that New Pentair common shares will be listed on the NYSE under the symbol “PNR,” which is Pentair’s current trading symbol.

Neither Pentair nor New Pentair can make assurances as to the trading price of New Pentair common shares after the Transactions, or as to whether the trading price of New Pentair’s common shares will be less than, equal to or greater than the trading prices of Pentair common shares prior to the Transactions. The trading price of New Pentair common shares may fluctuate significantly following the Transactions. See “Risk Factors—There is currently no public market for New Pentair common shares and New Pentair cannot be certain that an active trading market will develop or be sustained after the Spin-off and the Merger, and following the Spin-off and the Merger New Pentair’s share price may fluctuate significantly” for more detail.

Background of the Merger

The board of directors and senior management of Pentair regularly review and evaluate a variety of potential strategic alternatives relating to Pentair and its business, including possible acquisitions, divestitures and business combination transactions, with the goal of enhancing shareholder value. Such possible acquisitions have included those in the valves and controls and thermal space that would be attractive to Pentair’s growth strategy. The senior management of Pentair also meets from time to time with investment banking firms covering Pentair’s industry to discuss such potential strategic alternatives.

Tyco regularly reviews and evaluates the various businesses that Tyco conducts and the fit that these businesses have within its overall business and growth strategies to help ensure that Tyco’s resources are being put to use in a manner that is in the best interests of Tyco and its shareholders.

On May 12, 2011, in the course of a meeting with Pentair management, representatives of Deutsche Bank Securities, Inc., or Deutsche Bank, discussed various potential acquisition possibilities, including the concept of potentially combining Pentair and the Tyco Flow Control Business through the use of a “reverse Morris Trust” structure. A “reverse Morris Trust” acquisition structure allows a parent company (here, Tyco) to divest a subsidiary (here, New Pentair) in a tax-efficient manner. The first step of such a transaction is the tax-free distribution (a “spin-off”) of the subsidiary stock to the parent company shareholders under Section 355 of the Code. The distributed subsidiary then merges with the acquiring third party (here, Pentair) in a tax-free reorganization under Section 368 of the Code. Such a transaction can qualify as tax-free for U.S. federal income tax purposes for the parent company, its shareholders and the acquiring third party’s shareholders if the transaction structure meets all applicable requirements, including that the parent company shareholders own more than 50% ownership of the stock of the combined entity immediately after the merger. On August 8, 2011, representatives of Deutsche Bank again discussed with Pentair management the concept of a potential combination of Pentair and the Tyco Flow Control Business in the course of a meeting to review various potential acquisition transactions.

In 2011, in connection with Tyco’s continued review of its businesses and strategy, Tyco’s board of directors and senior management raised the possibility of separating its residential security business and commercial security business, as well as its flow control business into independent, publicly-traded companies. Following a thorough review of strategic alternatives for each of the businesses by Tyco’s board of directors held during a number of meetings in mid-2011, with the assistance of Tyco senior management and its external advisors, in September 2011, Tyco’s board of directors approved the pursuit of the separation of each of the Tyco residential and small business security business in the United States and Canada and flow control business by means of a distribution to Tyco shareholders, subject to approval of the separation by Tyco shareholders. On September 19, 2011, Tyco issued a press release announcing that its board of directors had approved the plan to separate these businesses into independent, publicly-traded companies.

On September 19, 2011, representatives of Deutsche Bank contacted Pentair management by telephone to discuss Tyco’s announcement and the implications for a potential combination of Pentair and the Tyco Flow Control Business.

On September 21, 2011, Randall J. Hogan, Chairman and Chief Executive Officer of Pentair, contacted Christopher J. Coughlin, former Executive Vice President and Chief Financial Officer and an advisor to Tyco, to discuss Pentair’s potential interest in a business combination with the Tyco Flow Control Business. Mr. Coughlin informed Mr. Hogan that the Tyco Flow Control Business was not for sale and that Tyco was committed to proceeding with its announced separation of the Tyco Flow Control Business.

On September 21, 2011, Pentair retained Foley & Lardner LLP, or Foley, to act as a legal advisor.

On September 29, 2011, at a regularly scheduled meeting of the Pentair board of directors, the management of Pentair provided an update on potential merger and acquisition activity, including a detailed review of Tyco’s September 19, 2011 announcement, the Tyco Flow Control Business and a potential combination of Pentair and the Tyco Flow Control Business through the use of a “reverse Morris Trust” structure. After discussing the potential benefits and potential risks of a combination of the Pentair business and the Tyco Flow Control Business, the Pentair board of directors authorized management to evaluate and pursue discussions with Tyco regarding a potential combination with the Tyco Flow Control Business.

In November 2011, Mr. Hogan and Mr. Coughlin again discussed Pentair’s potential interest in a business combination with the Tyco Flow Control Business through the use of a “reverse Morris Trust” structure. Mr. Coughlin again informed Mr. Hogan that the Tyco Flow Control Business was not for sale and that Tyco was committed to proceeding with its announced separation of the Tyco Flow Control Business.

Similarly in December 2011, Mr. Hogan and Timothy M. Donahue, a director of Tyco, discussed Pentair’s potential interest in a business combination with the Tyco Flow Control Business through the use of a “reverse Morris Trust” structure. Mr. Donahue informed Mr. Hogan that the Tyco Flow Control Business was not for sale and that Tyco was committed to proceeding with its announced separation of the Tyco Flow Control Business.

In mid-December 2011, representatives of Deutsche Bank met with Mark Armstrong, Vice President of Mergers & Acquisitions for Tyco, to discuss Tyco’s views regarding options for the Tyco Flow Control Business, including a potential “reverse Morris Trust” transaction with certain potential parties in industries similar or complementary to the Tyco Flow Control Business, including Pentair.

On December 13, 2011, at a regularly scheduled meeting of the Pentair board of directors, the management of Pentair provided an update on potential merger and acquisition activity, including the results of the approach to Tyco regarding a potential combination of Pentair and the Tyco Flow Control Business. The Pentair board discussed Tyco’s response to Pentair’s proposal.

On January 9, 2012, Mr. Coughlin called Mr. Hogan to discuss Tyco’s potential interest in a combination of the Tyco Flow Control Business and Pentair through the use of a “reverse Morris Trust” structure.

On January 12, 2012, Mr. Hogan and Edward D. Breen, Tyco’s Chairman and Chief Executive Officer, discussed by telephone pursuing further discussion regarding a potential combination of the Tyco Flow Control Business and Pentair, including a meeting of their respective management teams.

On January 17, 2012, Pentair and Tyco entered into a mutual confidentiality agreement to permit the parties to exchange due diligence information.

On January 23, 2012, members of Pentair senior management met with members of Tyco senior management to review the Tyco Flow Control Business and the Pentair business, including legal due diligence matters.

On January 27, 2012, the Pentair board of directors held a telephonic meeting at which management presented information regarding the Tyco Flow Control Business, the opportunity to combine Pentair with the Tyco Flow Control Business through the use of a “reverse Morris Trust” structure and financial considerations associated with such a transaction. After discussing the potential benefits and potential risks of such a transaction, as well as the information on the Tyco Flow Control Business that had been collected by management thus far, the Pentair board of directors authorized management of Pentair to proceed with discussions with Tyco relating to the potential combination of Pentair and the Tyco Flow Control Business into New Pentair. The Pentair board of directors also authorized the management of Pentair to propose and negotiate with Tyco the terms of a proposed combination, including a relative valuation of Pentair and the Tyco Flow Control Business, and to engage a financial advisor.

On February 1, 2012, Mr. Hogan met with Mr. Breen and discussed the industrial logic for a combination of Pentair with the Tyco Flow Control Business, including expected positive impacts to Tyco shareholders, such as increased value to Tyco shareholders relative to the anticipated value of the Tyco Flow Control Business on a standalone basis and Tyco shareholders holding a majority of the shares of New Pentair, expected positive impacts to Pentair shareholders, which are discussed below under “—Pentair Reasons for the Merger,” and the potential for operating synergies at New Pentair through corporate cost avoidance, corporate expense reductions and lean initiatives and for tax synergies. Mr. Hogan also reviewed and made a valuation proposal that would result in New Pentair being owned approximately 49.9% by Pentair shareholders and 50.1% by Tyco shareholders and assumed that the Tyco Flow Control Business would at the time of the transaction have $200 million in net indebtedness.

On February 2, 2012, representatives of Goldman Sachs & Co., or Goldman, financial advisor to Tyco, called representatives of Deutsche Bank, financial advisor to Pentair, to discuss that Tyco expected to provide to Pentair a valuation proposal that would result in New Pentair being owned approximately 43.0% by Pentair shareholders and 57.0% by Tyco shareholders.

On February 3, 2012, Mr. Hogan called Mr. Coughlin to discuss that a valuation proposal that would result in New Pentair being owned approximately 43.0% by Pentair shareholders and 57.0% by Tyco shareholders would not be acceptable to Pentair.

On February 7, 2012, the Pentair board of directors held a telephonic meeting at which management presented to the directors a summary of the industrial logic for a combination of Pentair with the Tyco Flow Control Business, including expected positive impacts to Pentair shareholders, which are discussed below under “—Pentair Reasons for the Merger,” and the potential for operating synergies at New Pentair through corporate cost avoidance, corporate expense reductions and lean initiatives and for tax synergies, as well as a summary of potential risks, and updated the board of directors on the valuation proposals that Mr. Hogan discussed with Tyco representatives on February 1 and February 3, 2012. The Pentair board discussed the information presented and authorized management of Pentair to continue negotiations with Tyco, including to make increased valuation proposals to Tyco.

On February 8, 2012, Mr. Breen and Mr. Hogan discussed by telephone a revised valuation proposal from Pentair that would result in New Pentair being owned approximately 48.75% by Pentair shareholders and 51.25% by Tyco shareholders and assumed that the Tyco Flow Control Business would at the time of the transaction have $200 million in net indebtedness. On February 8, 2012, Mr. Coughlin and Mr. Hogan also discussed by telephone the revised valuation proposal.

On February 8, 2012, Pentair retained Cravath, Swaine & Moore LLP, or Cravath, to act as an additional legal advisor.

On February 9, 2012, representatives of Goldman called representatives of Deutsche Bank to discuss a revised valuation proposal from Tyco that would result in New Pentair being owned approximately 45.0% by Pentair shareholders and 55.0% by Tyco shareholders, which Mr. Breen then called Mr. Hogan to discuss.

On February 10, 2012, representatives of Deutsche Bank called representatives of Goldman to discuss a revised valuation proposal from Pentair that would result in New Pentair being owned approximately 48.0% by Pentair shareholders and 52.0% by Tyco shareholders and assumed that the Tyco Flow Control Business would at the time of the transaction have $200 million in net indebtedness. On February 10, 2012, Pentair entered into an engagement letter with Deutsche Bank pursuant to which Deutsche Bank would act as Pentair’s financial advisor with respect to the Transactions and provide a fairness opinion to the Pentair board of directors with respect to the Transactions.

On February 10, 2012, senior management of Pentair, along with its financial and legal advisors, provided certain members of the Pentair board of directors with a telephonic update and all members of the Pentair board with written materials on the status of valuation negotiations with Tyco and due diligence matters. Members of the Pentair board participating in the telephone update discussed the information presented, including with respect to various due diligence matters, and provided feedback to management regarding making an increased valuation proposal to Tyco.

On February 13, 2012, Mr. Hogan called Mr. Breen to further discuss valuation of the Tyco Flow Control Business and the Pentair business and to propose a process for Pentair to verify certain synergy assumptions and to review certain diligence matters related to the Tyco Flow Control Business.

On February 15, 2012, Mr. Hogan and Mr. Breen discussed by phone a preliminary valuation that would be based on the Tyco Flow Control Business having $200 million in net indebtedness at the time of the transaction and would result in New Pentair being owned approximately 47.5% by Pentair shareholders and 52.5% by Tyco shareholders. Mr. Hogan and Mr. Breen discussed that New Pentair would incur up to $500 million of third party indebtedness to achieve such level of net indebtedness, which would permit a portion of the proceeds of the financing to be transferred to Tyco prior to the Distribution. Mr. Hogan and Mr. Breen also discussed the proposed treatment of the Tyco Flow Control Business’ former Yarway business, and Mr. Hogan expressed Pentair’s desire to cap the amount of liabilities for which New Pentair would be responsible with respect to such business. Mr. Breen and Mr. Hogan agreed to discuss these matters with their respective boards of directors.

On February 16, 2012, management of Pentair met with management of Tyco to review potential operating synergies in a combination of Pentair and the Tyco Flow Control Business, the proposed New Pentair structure and certain diligence matters.

On February 17 and 20, 2012, Mr. Hogan and Mr. Breen discussed by telephone certain terms of the Transactions, including a revised proposal regarding the treatment of the Tyco Flow Control Business’ former Yarway business and Pentair would agree to increase the net indebtedness for the Tyco Flow Control Business to $275 million. Mr. Breen and Mr. Hogan agreed to discuss these matters with their respective boards of directors.

On February 21, 2012, at a regularly scheduled meeting of the Pentair board of directors, management provided an update on and reviewed the preliminary valuation discussed by Mr. Hogan and Mr. Breen on February 15, 2012, a timetable for the proposed transactions, potential operating and tax synergies, the proposed treatment of the Tyco Flow Control Business’ former Yarway business discussed by Mr. Hogan and Mr. Breen on February 17 and 20, 2012, other legal due diligence matters and an integration plan for the combination of Pentair and the Tyco Flow Control Business. The Pentair board discussed the matters raised by management and authorized management of Pentair to continue proceeding with the proposed Merger negotiations on the terms described by management, including the valuation that would result in New Pentair being owned approximately 47.5% by Pentair shareholders and 52.5% by Tyco shareholders.

On February 24, 2012, the Tyco board of directors held a telephonic meeting to approve proceeding with discussions with and due diligence regarding Pentair in connection with the potential Merger. Following the meeting, Mr. Breen and Mr. Hogan discussed by telephone the outcome of the meeting of the Tyco board of directors.

On February 24, 2012, Tyco and Pentair began to exchange business, accounting, tax and legal due diligence documents and information relating to the Tyco Flow Control Business and Pentair through electronic data rooms, as well as telephone discussions and in-person meetings. Both parties and their advisors conducted due diligence through March 27, 2012.

On February 28, 2012, Mr. Hogan, with the consent of the Tyco board, met with Michael E. Daniels, Brian Duperreault, Bruce S. Gordon and R. David Yost, each a director of Tyco, to discuss the industrial logic for a combination of Pentair with the Tyco Flow Control Business, including expected positive impacts to Tyco shareholders discussed above, the potential for operating and tax synergies at New Pentair and the valuation proposal that would result in New Pentair being owned approximately 47.5% by Pentair shareholders and 52.5% by Tyco shareholders. Mr. Breen participated in this discussion by telephone.

On February 28, 2012, senior management of Pentair, along with its financial and legal advisors, provided members of the Pentair board of directors with a telephonic update on the status of negotiations with Tyco and due diligence matters.

On February 29, 2012, Mr. Hogan, with the consent of the Tyco board, called Mr. Raj Gupta, a Tyco director, to discuss the industrial logic for a combination of Pentair with the Tyco Flow Control Business, including expected positive impacts to Tyco shareholders discussed above, the potential for operating and tax synergies at New Pentair and the valuation proposal that would result in New Pentair being owned approximately 47.5% by Pentair shareholders and 52.5% by Tyco shareholders. That same day, Tyco’s legal advisors delivered to Pentair’s legal advisors an initial draft of the Merger Agreement.

On March 1, 2012, members of Pentair senior management met with senior management of Tyco and management of the Tyco Flow Control Business to review the operations of the Tyco Flow Control Business, operating synergies in a combination of Pentair and the Tyco Flow Control Business and certain diligence matters relating to the Tyco Flow Control Business and Pentair.

On March 2, 2012, Pentair retained Faegre Baker Daniels LLP, or Faegre, to act as special counsel to the board of directors of Pentair with respect to fiduciary duty matters and to advise Pentair with respect to Minnesota law matters.

On March 2, 2012, senior management of Pentair, along with Pentair’s financial and legal advisors, provided members of the Pentair board of directors with a telephonic update on the status of negotiations with Tyco and legal and financial due diligence matters. During the update call, Cravath and Faegre discussed the board of directors’ fiduciary duties in considering the proposed Transactions and Cravath discussed previous communications with Tyco’s counsel and the documentation that would be negotiated. Deutsche Bank provided preliminary views on the proposed Transactions. Additionally, synergies were discussed along with business performance at each company. Members of the board of directors discussed the information provided by Pentair’s management and its advisors, as well as means to ensure retention of key Pentair employees.

On March 2, 2012, Tyco’s legal advisors delivered to Pentair’s legal advisors an initial draft of the Separation and Distribution Agreement. The draft Separation and Distribution Agreement reflected a post-closing adjustment to the extent that net indebtedness of New Pentair is less than or greater than $275 million as of the close of business on the day prior to the Distribution, but did not contain a post-closing adjustment based on the working capital of New Pentair.

On March 5, 2012, the compensation committee of the board of directors of Pentair held a telephonic meeting at which a representative of Cravath made a presentation outlining the effect of the potential Merger on Pentair compensation arrangements. The committee discussed retention of key employees and authorized certain committee members to initiate discussions with the executive officers with respect to their waiver of certain rights under change of control agreements.

During the week of March 5, 2012, the parties exchanged comments on the draft Merger Agreement and Tyco’s legal advisors distributed to Pentair’s legal advisors an initial draft of the 2012 Tax Sharing Agreement. The draft of the 2012 Tax Sharing Agreement provided that Tyco will be responsible for the first $500 million of Shared Tax Liabilities, New Pentair and ADT will share 42% and 58%, respectively, of the next $225 million of Shared Tax Liabilities and New Pentair, ADT and Tyco will share 20%, 27.5% and 52.5%, respectively, of Shared Tax Liabilities above $725 million.

On March 8, 2012, senior management of Pentair, along with its financial and legal advisors, provided members of the Pentair board of directors with a telephonic update on the status of negotiations with Tyco and due diligence matters and a preliminary acquisition analysis. The Pentair board discussed the information presented, provided management with feedback on the negotiations and due diligence and received a report on the compensation committee meeting held on March 5, 2012.

On March 13, 2012, the compensation committee of the board of directors of Pentair held a telephonic meeting at which the committee’s independent compensation consultant reviewed the terms of proposed waivers by executive officers of certain of their rights under change in control agreements that would be triggered by the potential Transaction and a retention program for such executive officers involving grants of restricted stock units. The committee authorized certain committee members to continue discussions with the executive officers regarding the proposed waivers on the terms discussed.

On March 13, 2012, Pentair’s legal advisors delivered revised drafts of the Merger Agreement and Separation and Distribution Agreement to Tyco’s legal counsel. Pentair proposed in the revised draft of the Separation and Distribution Agreement the concept of a post-closing working capital adjustment based on the amount of New Pentair working capital as of the close of business on the day prior to the Distribution with the working capital target to be discussed between the parties.

On March 13, 2012, Pentair engaged Greenhill & Co., LLC, or Greenhill, to provide to the Pentair board of directors a second fairness opinion with respect to the Merger.

On March 14, 2012, senior management of Pentair, along with its financial and legal advisors, provided members of the Pentair board of directors with a telephonic update on the status of negotiations with Tyco and due diligence matters. The board discussed the status of negotiations and due diligence.

On March 15, 2012, Mr. Hogan and Mr. Breen discussed by telephone the status of the negotiations for the proposed Transactions, a timetable for the Transactions and various governance matters for New Pentair.

During the week of March 19, 2012, the parties exchanged comments on the draft Merger Agreement, the draft Separation and Distribution Agreement, the draft 2012 Tax Sharing Agreement and the other draft Ancillary Agreements. A revised draft Separation and Distribution Agreement from Tyco accepted the concept of a post-closing working capital adjustment, but proposed that the adjustment apply only if the amount of New Pentair working capital was outside of a specified range with the range to be discussed between the parties. The parties discussed and agreed on a working capital target of $798 million for New Pentair as of the close of business on the day prior to the Distribution, which was based on the working capital of the Tyco Flow Control Business as of September 30, 2011, with the post-closing adjustment applying only if the working capital of New Pentair as of the close of business on the day prior to the Distribution was $125 million more or less than the working capital target. In addition, representatives of Pentair and Tyco engaged in discussions regarding Tyco’s rationale for its proposed allocation of Shared Tax Liabilities under the draft 2012 Tax Sharing Agreement. At the conclusion of these discussions, representatives of Pentair advised representatives of Tyco that Pentair would accept Tyco’s proposed allocation of Shared Tax Liabilities under the draft 2012 Tax Sharing Agreement subject to due diligence of Tyco’s tax information. Due diligence of Tyco’s tax information occurred at meetings of the Tyco and Pentair tax teams and their respective advisors on March 22 and 23, 2012.

On March 21, 2012, Mr. Hogan and Mr. Breen discussed by telephone the status of the negotiations on the draft transaction agreements and discussed a possible composition of the board of directors of New Pentair that would consist of the current Pentair directors and up to two new directors selected by Tyco and reasonably acceptable to Pentair.

On March 25, 2012, the Pentair board of directors held a telephonic meeting at which representatives of Cravath and Deutsche Bank provided an update on the progress of the negotiations with Tyco, including the principal remaining open issues, and a representative of management provided an update on the status of tax and financial due diligence and the negotiations relating to shared responsibility for Shared Tax Liabilities. The Pentair board of directors discussed and provided management with feedback on the status of due diligence and the negotiations with Tyco. The Pentair board also established a Business Combination Act Committee of the board of directors, consisting of all Pentair directors other than Mr. Hogan, to determine whether to approve the proposed Merger for purposes of Section 302A.673 of the Minnesota Statutes (the “Minnesota Business Combination Act”).

On March 26, 2012, the compensation committee of the board of directors of Pentair held a telephonic meeting at which a representative of Cravath reviewed the final terms of the proposed waivers by executive officers of certain of their rights under change in control agreements and the proposed grants of restricted stock units to such executive officers for retention purposes and a representative of Foley provided an overview of estimated payments and benefits in connection with the potential Merger, after which the committee approved such waivers and grants of restricted stock units.

On March 26, 2012, the parties and certain of their advisors met in person and thereafter through the evening of March 27, 2012 by telephone to negotiate remaining open issues in the proposed Merger Agreement, the Separation and Distribution Agreement, the 2012 Tax Sharing Agreement and the Ancillary Agreements.

In the morning of March 27, 2012, the Tyco board of directors held a telephonic meeting to approve the Merger Agreement and the Separation and Distribution Agreement.

In the afternoon of March 27, 2012, the Pentair board of directors met to review and discuss various matters in connection with the possible Merger. The Pentair board had been provided a set of meeting materials in advance of the meeting, including a summary of the proposed Merger Agreement, Separation and Distribution Agreement and 2012 Tax Sharing Agreement, a copy of the current drafts of such agreements, financial analyses prepared by each of Deutsche Bank and Greenhill, a summary of the effect of the potential Merger on Pentair compensation arrangements, the final terms of the proposed waivers by Pentair’s executive officers of certain of their rights under change in control agreements and proposed grants of restricted stock units to such executive officers, and a set of draft board resolutions. Representatives of Pentair’s senior management and legal and financial advisors also participated in the meeting. Representatives of Cravath and Faegre reviewed the board’s fiduciary duties in connection with its evaluation of the proposed Transactions. Representatives of Deutsche Bank presented a detailed analysis of the transaction contemplated by the Merger Agreement and the Separation and Distribution Agreement, including a summary of the structure of the proposed Transaction as well as related governance, debt and tax considerations. Deutsche Bank then presented a detailed financial analysis and its oral opinion, which opinion was subsequently confirmed in writing, that, as of March 27, 2012 and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the exchange ratio pursuant to the Merger Agreement (after giving effect to the distribution ratio pursuant to the Separation and Distribution Agreement) which will result in the diluted New Pentair common shares at the Effective Time being held approximately 47.5% by the former Pentair shareholders and 52.5% by the New Pentair shareholders immediately prior to the Merger (the “Exchange Ratio”), was fair to the holders of Pentair common shares, other than New Pentair and any subsidiaries of Pentair. Representatives of Greenhill presented a detailed financial analysis of the transactions contemplated by the Merger Agreement and the Separation and Distribution Agreement. Greenhill then presented its oral opinion, which opinion was subsequently confirmed in writing, that, as of March 27, 2012 and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the Exchange Ratio was fair to holders of Pentair common shares, other than New Pentair and any subsidiaries of Pentair.

A representative of management discussed the tax and financial due diligence conducted. Representatives of Foley provided an overview of legal due diligence conducted, including with respect to certain contingent liabilities. Mr. Hogan discussed with the board the integration planning team and John L. Stauch, Executive Vice President and Chief Financial Officer, described internal and external communications plans. Representatives of

Cravath then provided a detailed summary of the draft Merger Agreement and Separation and Distribution Agreement and related agreements as well as the effect of the potential Merger on Pentair compensation arrangements, the final terms of the proposed waivers by Pentair’s executive officers of certain of their rights under change in control agreements, the proposed grants of restricted stock units to such executive officers for retention purposes and an overview of estimated payments and benefits to such executive officers in connection with the potential Merger. Following extensive discussion by the directors of various factors supporting the Merger, as well as certain countervailing factors, the Pentair board recessed and the Business Combination Act Committee of the board of directors, acting pursuant to the Minnesota Business Combination Act, approved, and recommended that the Pentair board and Pentair shareholders approve, the Merger Agreement and the Merger. The Pentair board then reconvened and unanimously approved and authorized the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby and unanimously recommended that Pentair shareholders approve the Merger Agreement and the transactions contemplated thereby and all other actions or matters necessary or appropriate to give effect to the Merger Agreement and the transactions contemplated thereby.

In the evening of March 27, 2012, the appropriate parties entered into the Merger Agreement and the Separation and Distribution Agreement.

On March 28, 2012, before the opening of trading on the NYSE, Pentair and Tyco issued a joint press release announcing the Transactions and held a joint conference call for investors.

Pentair Reasons for the Merger

In reaching its decision to unanimously approve the Merger Agreement and the transactions contemplated thereby and all other actions or matters necessary or appropriate to give effect to the Merger Agreement and the transactions contemplated thereby, the Pentair board of directors consulted with members of Pentair’s management as well as with its financial and legal advisors and carefully considered the following material factors:

•

the expectation that the combination of Pentair with the three complementary operating segments of the Tyco Flow Control Business, including the combination of the Technical Products segment of Pentair with the Thermal Controls segment of the Tyco Flow Control Business, will create a leading industrial company with strong filtration, flow and valve platforms that is well-positioned compared to best-in-class flow control peers;

•

the potential cost savings resulting from the Transactions, including the potential achievement of operational synergies described under the caption “—Certain Forecasts” and annual tax synergies of $50 million;

•	the potential for New Pentair to achieve meaningful revenue synergies by enhancing cross-selling opportunities between the Pentair business and the Tyco Flow Control Business;

•	the increased market capitalization of New Pentair after the Transactions, which may generate increased visibility in the capital markets;

•	the increased size and economies of scale of New Pentair, which are expected to enhance relationships with suppliers;

•	the ability to leverage the Pentair Integrated Management System, which consists of strategy deployment, lean enterprise and rapid growth process, across a larger enterprise;

•

the Merger is intended to be a tax-free reorganization for U.S. federal income tax purposes and, accordingly, would not be taxable to either Pentair or its shareholders (except for any U.S. shareholder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations but who does not enter into a “gain recognition agreement” with the IRS);

•	the expectation that New Pentair after the Transactions will have more exposure to attractive developed and fast growth regions;

•	the more robust portfolio of complementary products and customer solutions that New Pentair would provide;

•

the expectation that the Transactions will be accretive to New Pentair’s earnings per share by approximately $0.40 for 2013 and that New Pentair’s earnings per share are expected to be greater than $5.00 per share for 2015;

•	the broader presence New Pentair will have in key sectors with greater opportunity to capitalize on growth trends in the energy, infrastructure and industrial sectors;

•

the expected strong balance sheet and cash flow generation of New Pentair and the greater financial flexibility that this strength should provide, including to support growth and return of capital to shareholders through annual dividends initially expected to equal $0.88 per share and annual stock repurchases initially expected to total $400 million;

•

the experienced directors and executive officers of Pentair prior to the closing of the Transactions are expected to be the directors and executive officers of New Pentair immediately following the closing of the Transactions;

•	the experience and prior success of Pentair’s management in integrating large acquisitions into Pentair’s existing business;

•

the anticipation that New Pentair’s domicile in Switzerland, a major business center known for its economic and political stability and financial sophistication, will produce important economic and operational benefits for New Pentair that help ensure its continued competitiveness in global markets, including the ability:

•	to maintain a competitive worldwide effective tax rate and increase the ease of global cash management to support New Pentair’s growth;

•

to centrally locate New Pentair in an area that it believes will support its global growth, particularly in fast growth regions where economies are developing, as New Pentair anticipates approximately 60% of its revenues will come from outside the U.S.; and

•	to better integrate the Tyco Flow Control Business, which has a substantial European business and has its largest segment, Values & Controls, headquartered in Switzerland.

•

the opinions of each of Deutsche Bank and Greenhill, dated March 27, 2012, to the Pentair board of directors that the exchange ratio pursuant to the Merger Agreement (after giving effect to the distribution ratio pursuant to the Separation and Distribution Agreement) which will result in the diluted New Pentair common shares at the Effective Time being held approximately 47.5% by the former Pentair shareholders and 52.5% by the New Pentair shareholders immediately prior to the Merger, is fair, from a financial point of view, to the Pentair shareholders as more fully described below under the caption “—Opinions of Pentair Financial Advisors”.

The Pentair board of directors also considered the following countervailing material factors in its deliberations concerning the Transactions:

•	the risk that the potential benefits described above sought in the Transactions might not be fully realized or realized within the expected time frame;

•

the challenges inherent in the combination of two businesses of the size and complexity of Pentair and the Tyco Flow Control Business, including the possible disruption of Pentair’s business that might result from the announcement of the Transactions;

•	the fact that Pentair shareholders as a group would control less than a majority of New Pentair common shares after the consummation of the Transactions;

•	the difficulty in separating the operations of the Tyco Flow Control Business from Tyco;

•	the restrictions on Pentair’s ability to solicit possibly superior transactions and the required payment by Pentair in certain circumstances of termination fees under the Merger Agreement;

•	the restrictions on the conduct of Pentair’s business during the period between the execution of the Merger Agreement and the completion of the Merger;

•

the fact that, in order to preserve the tax-free treatment of the Transactions, New Pentair would be required to abide by certain restrictions that could reduce its ability to engage in certain future business transactions that might be advantageous;

•	the risk that the Transactions and subsequent integration may divert management attention and resources away from other strategic opportunities;

•	the risks associated with the Tyco Flow Control Business operations, including those described in “Risk Factors;”

•	New Pentair’s assumption from Tyco of certain contingent liabilities of the Tyco Flow Control Business, including tax and asbestos-related liabilities, as described in “Risk Factors;”

•	the risks inherent in requesting regulatory approvals from multiple government agencies in multiple jurisdictions, as more fully described under the caption “—Regulatory Approvals;” and

•

the possibility that the Transactions may not be consummated and the potential adverse consequences if the Transactions are not completed, including substantial costs incurred and potential shareholder and market reaction.

This discussion of the information and factors considered by the Pentair board of directors in reaching its conclusions and recommendation includes the material factors considered by the Pentair board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the Pentair board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the other transactions contemplated by the Merger Agreement, and the complexity of these matters, the Pentair board of directors did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger Agreement and the transactions contemplated thereby and all other actions or matters necessary or appropriate to give effect to the Merger Agreement and the transactions contemplated thereby, and to make its recommendation to Pentair shareholders. Rather, the Pentair board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with, and questioning of, members of Pentair’s management and outside legal and financial advisors. In addition, individual members of the Pentair board of directors may have assigned different weights to different factors.

Certain of Pentair’s directors and executive officers have financial interests in the Merger that are different from, or in addition to, those of Pentair’s shareholders generally. The Pentair board of directors is aware of and considered these potential interests, among other matters, in evaluating the Merger and in making its recommendation to Pentair shareholders. For a discussion of these interests, see “—Interests of Certain Persons in the Merger—Interests of Pentair Directors and Executive Officers in the Merger.”

After careful consideration, the Pentair board of directors, on March 27, 2012, unanimously approved and authorized the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby. The Pentair board of directors unanimously recommends to the shareholders of Pentair that the shareholders approve the Merger Agreement proposal, the compensation proposal and the meeting adjournment proposal.

Certain Forecasts

Pentair does not as a matter of course make public forecasts as to future performance, earnings or other results beyond the current fiscal year, and Pentair is especially reluctant to disclose forecasts for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with its evaluation of the Merger, Pentair provided to its board of directors and financial advisors non-public, internal financial forecasts regarding Pentair’s and the Tyco Flow Control Business’ anticipated future operations for 2012 to 2015 (the “Pentair Projections”), which were prepared in March 2012. The non-public, internal financial forecasts for the Tyco Flow Control Business for the years 2012 through 2015 were derived from forecasts for the Tyco Flow Control Business that Tyco prepared and provided to Pentair in connection with Pentair’s evaluation of the Merger. The forecasts regarding Pentair and the Tyco Flow Control Business do not include any impact or benefit from the Merger. Pentair has included below a summary of these forecasts to give its shareholders access to certain non-public information that was considered by the Pentair board of directors for purposes of evaluating the Merger and was also provided to Pentair’s financial advisors.

	2012	2013	2014	2015
	(in millions)
Pentair Revenue	$3,743	$4,008	$4,293	$4,598
Tyco Flow Control Business Revenue	$3,988	$4,390	$4,763	$5,072
Pentair EBIT (1)	$456	$513	$577	$644
Tyco Flow Control Business EBIT(1)	$462	$555	$658	$721
Pentair EBITDA(2)	$560	$622	$691	$763
Tyco Flow Control Business EBITDA(2)	$545	$642	$751	$818

(1)	Earnings before interest and taxes, excluding Merger related costs incurred in the first quarter of 2012.
(2)	Earnings before interest, taxes, depreciation and amortization, excluding Merger related costs incurred in the first quarter of 2012.

Pentair also estimated the benefits set forth in the table below from the Merger due to operational cost reduction synergies, less incremental integration and corporate costs. Information regarding the uncertainties associated with realizing the synergies is described in “Risk Factors—Risks Related to the Transactions—New Pentair may not realize the anticipated growth opportunities and cost synergies from the Merger.”

Pre-Tax Estimated Synergies	2013	2014	2015
	(in millions)
Direct Sourcing	$4	$12	$20
Indirect Sourcing	22	30	40
Operations/Lean	—	15	25
Corporate Cost Avoidance	82	84	86
Integration and Corporate Additions	(40)	(40)	(40)
Other Selling, General and Administrative	22	49	69

Total Synergies	$90	$150	$200

The Pentair Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. Neither Pentair’s independent registered public accounting firm nor any other independent accountants have examined, compiled or otherwise applied procedures to the Pentair Projections presented herein or express an opinion or any other form of assurance on them. The reports of Pentair’s independent registered public accounting firm included in this proxy statement/prospectus relate to Pentair’s historical financial information. They do not extend to the prospective financial information and should not be read to do so. The summary of the Pentair Projections is being included in this proxy statement/prospectus because the Pentair Projections were provided by Pentair to Pentair’s financial advisors.

The Pentair Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Pentair’s management. Important factors that may affect actual results and cause the Pentair Projections to not be achieved include, but are not limited to, risks and uncertainties relating to Pentair (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions, foreign exchange rates, commodity pricing and other factors described under “Cautionary Statement Concerning Forward-Looking Statements.” The Pentair Projections also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the Pentair Projections. Accordingly, there can be no assurance that the Pentair Projections will be realized.

Certain of the prospective financial information set forth herein, including EBIT and EBITDA, may be considered non-U.S. GAAP financial measures. Pentair provided this information to its financial advisors because Pentair believed it could be useful in evaluating, on a prospective basis, Pentair’s potential operating performance. Non-U.S. GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-U.S. GAAP financial measures as used by Pentair may not be comparable to similarly titled amounts used by other companies.

The inclusion of the summary of the Pentair Projections in this proxy statement/prospectus should not be regarded as an indication that any of Pentair, Tyco, New Pentair or their respective affiliates, advisors or representatives considered the Pentair Projections to be predictive of actual future events, and the Pentair Projections should not be relied upon as such. None of Pentair, Tyco, New Pentair or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from the Pentair Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Pentair Projections to reflect circumstances existing after the date the Pentair Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Pentair does not intend to make publicly available any update or other revision to the Pentair Projections. None of Pentair or its respective affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any Pentair shareholder or other person regarding Pentair’s, the Tyco Flow Control Business’ or New Pentair’s ultimate performance compared to the information contained in the Pentair Projections or that forecasted results will be achieved. Pentair has made no representation to Tyco or New Pentair, in the Merger Agreement or otherwise, concerning the Pentair Projections.

Opinions of Pentair Financial Advisors

Opinion of Deutsche Bank

At the March 27, 2012 meeting of the board of directors of Pentair, Deutsche Bank delivered its oral opinion to the board of directors of Pentair, subsequently confirmed in writing as of the same date, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank’s opinion, the exchange ratio is fair to holders of Pentair common shares (other than New Pentair and any subsidiary of Pentair), from a financial point of view.

The full text of Deutsche Bank’s written opinion, dated March 27, 2012, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Deutsche Bank in connection with the opinion, is included in this proxy statement/prospectus as Annex D and is incorporated herein by reference. The summary of Deutsche Bank’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was addressed to, and for the use and benefit of, the board of directors of Pentair in connection with and for purposes of its evaluation of the Merger. Deutsche Bank’s opinion does not constitute a recommendation as to how any holder of Pentair common shares should vote with respect to the Merger. Deutsche Bank’s opinion was limited to the fairness, from a financial point of view, of the exchange ratio and does not address any other aspect of the Merger or the Merger Agreement. Deutsche Bank was not asked to, and Deutsche Bank’s opinion did not, address the fairness of the Merger, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Pentair nor did it address the fairness of the contemplated benefits of the Merger. Deutsche Bank expressed no opinion as to the underlying business decision of Pentair to engage in the Merger or the relative merits of the Merger as compared to any alternative transactions or business strategies. Also, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation payable to or to be received by any of the officers, directors or employees of Pentair, or any class of such persons, in connection with the Merger relative to the merger consideration. The financial analysis presented below compares the Tyco Flow Control Business, which will be transferred to New Pentair prior to the Merger pursuant to the Spin-off, and Pentair. Following the Spin-off and the Merger, New Pentair will operate both the business of Pentair and the Tyco Flow Control Business.

In connection with Deutsche Bank’s role as financial advisor to Pentair, and in arriving at its opinion, Deutsche Bank, among other things:

•	reviewed the reported prices and trading activity for Pentair’s common shares;

•	reviewed certain publicly available financial and other information concerning Pentair and the Tyco Flow Control Business;

•	reviewed the Pentair Projections; for more information on the Pentair Projections, see “—Certain Forecasts”;

•	discussed the past and present operations and financial condition and the prospects of Pentair and the Tyco Flow Control Business with senior executives of Pentair;

•	reviewed certain information regarding the amount and timing of synergies prepared by management of Pentair;

•

compared certain financial and stock market information for Pentair, Tyco and the Tyco Flow Control Business, where available, with, to the extent publicly available, similar information for certain other companies Deutsche Bank considered relevant whose securities are publicly-traded;

•	reviewed, to the extent publicly available, the financial terms of certain recent business combinations which Deutsche Bank deemed comparable in whole or in part;

•	reviewed the terms of the Merger Agreement and certain related documents, including the Separation and Distribution Agreement; and

•	performed such other studies and analyses and considered such other factors as Deutsche Bank deemed appropriate.

Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to Deutsche Bank, concerning Pentair or the Tyco Flow Control Business, including, without limitation, the Pentair Projections, any financial information considered in connection with the rendering of Deutsche Bank’s opinion, information relating to certain contingent tax liabilities or information relating to synergies, including, without limitation, tax benefits of redomiciliation of Pentair after the Merger. Accordingly, for purposes of Deutsche Bank’s opinion, Deutsche Bank, with the knowledge and permission of Pentair’s board of directors, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Pentair or the Tyco Flow Control Business or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of Pentair or the Tyco Flow Control Business under any state, federal, foreign or other law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in Deutsche Bank’s analyses, including the Pentair Projections, Deutsche Bank assumed with the knowledge and permission of Pentair’s board of directors that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Pentair as to the matters covered thereby. In rendering Deutsche Bank’s opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, March 27, 2012. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Deutsche Bank’s opinion of which Deutsche Bank becomes aware after March 27, 2012.

For purposes of rendering Deutsche Bank’s opinion, Deutsche Bank assumed, with the knowledge and permission of Pentair’s board of directors, that, in all respects material to Deutsche Bank’s analysis, the Merger will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to Deutsche Bank’s analysis. Deutsche Bank also assumed, with the knowledge and permission of Pentair’s board of directors, that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger will be obtained and that, in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to Deutsche Bank’s analysis. Deutsche Bank is not a legal, regulatory, tax or accounting expert and relied on the assessments made by Pentair and its other advisors with respect to such issues.

Deutsche Bank’s opinion has been approved and authorized for issuance by Deutsche Bank’s fairness opinion review committee and is addressed to, and is for the use and benefit of, the board of directors of Pentair in connection with and for the purpose of its evaluation of the Merger. Deutsche Bank’s opinion is limited to the fairness, from a financial point of view, of the exchange ratio to the holders of Pentair common shares, other than New Pentair and any subsidiary of Pentair. The opinion does not address any other terms of the Transactions or the Merger Agreement. Deutsche Bank was not asked to, and Deutsche Bank’s opinion does not, address the fairness of the Merger, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Pentair, nor does it address the fairness of the contemplated benefits of the Merger. Deutsche Bank expressed no opinion as to the merits of the underlying decision by Pentair to engage in the Merger or the relative merits of the Merger as compared to any alternative transactions or business strategies. In addition, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Pentair’s officers, directors, or employees of any of the parties to the Merger, or any class of such persons, in connection with the Merger relative to the exchange ratio to be received by the holders of Pentair common shares. Deutsche Bank did not express an opinion, and its opinion did not constitute a recommendation, as to how any holder of Pentair common shares should vote with respect to the Merger. Deutsche Bank’s opinion did not in any manner address the prices at which New Pentair common shares or other securities of New Pentair will trade following the announcement or consummation of the Merger.

Deutsche Bank was not requested to, and Deutsche Bank did not, solicit third party indications of interest in the possible acquisition of all or part of Pentair, nor was Deutsche Bank requested to consider, and Deutsche Bank’s opinion did not address, the relative merits of the Merger as compared to any alternative transactions or business strategies.

The board of directors of Pentair engaged Deutsche Bank as financial advisor in connection with the Merger based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Pursuant to an engagement letter between Pentair and Deutsche Bank, dated February 10, 2012, as it may be amended from time to time, Pentair has agreed to pay Deutsche Bank aggregate fees of $19.5 million, of which $3.0 million became payable upon the delivery of Deutsche Bank’s opinion (or would have become payable upon Deutsche Bank advising Pentair that it was unable to render an opinion) and the remainder of which is contingent upon consummation of the Merger. Pentair has also agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank’s counsel and all of Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the Merger or otherwise arising out of the retention of Deutsche Bank under the engagement letter. Pentair has also agreed to indemnify Deutsche Bank and certain related persons to the fullest extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the Merger.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG, which, together with its affiliates, is referred to as the DB Group. One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Tyco and New Pentair or their respective affiliates for which they have received, and in the future may receive, compensation, including (i) having served as sole financial advisor to Tyco International in the sale of 51% of its electrical and metal products business to Clayton Dubilier & Rice in 2010 and serving as joint bookrunner on a senior notes offering and co-arranger for an asset based facility in connection therewith, (ii) lender to Tyco of $47.5 million under a revolving credit facility which closed in 2011 and (iii) provider of certain global transaction banking and global markets services. The aggregate amount of all fees received by DB Group from Tyco (including New Pentair) in the past two years is approximately €7.9 million. The aggregate amount of all fees received by DB Group from Pentair in the past two years, excluding the fees expected to be received for its services as financial advisor to Pentair in connection with the Transactions and Deutsche Bank’s opinion, is approximately €163,000. DB Group may also provide investment and commercial banking services to Tyco, New Pentair and Pentair in the future, for which the DB Group would expect to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Pentair, New Pentair Tyco and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Summary of Material Financial Analyses. The following is a summary of the material financial analyses contained in the presentation that was made by Deutsche Bank to the board of directors of Pentair on March 27, 2012 and that were used in connection with rendering their respective opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Deutsche Bank. Some of the summaries of the financial analyses include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the analysis of Deutsche Bank. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 26, 2012, and is not necessarily indicative of current market conditions. Potential synergies and cost savings from the Merger were not taken into consideration in any of Deutsche Bank’s analyses, other than its Pro Forma Earnings Accretion/Dilution analysis.

Historical Trading Analysis. Deutsche Bank reviewed the historical trading prices for Pentair common shares for the 52 weeks ending March 26, 2012. The trading range over the 52-week range was between $30.08 and $42.25.

Analysts Price Targets. Deutsche Bank reviewed, for reference and informational purposes, share price targets for Pentair common shares reflected in publicly available equity research analyst reports and observed that the per share price targets for Pentair common shares ranged from $36.00 to $46.00.

Contribution Analysis. Deutsche Bank analyzed and compared Pentair’s and Tyco’s shareholders’ respective expected percentage ownership of the combined company to Pentair’s and the Tyco Flow Control Business’ respective contributions to the combined company based upon revenue, earnings before interest, taxes, depreciation and amortization (“EBITDA”), and earnings before interest and taxes (“EBIT”) for each of Pentair and the Tyco Flow Control Business on a stand-alone basis for the years from 2011 through 2015, derived from publicly available information and the Pentair Projections, and adjusted for such party’s net debt and minority interest, as applicable. Deutsche Bank noted that the implied equity ownership of Pentair shareholders in the combined company based on the exchange ratio to be issued in the combination represented approximately 47.5%. The relative equity contributions of Pentair and the Tyco Flow Control Business to the combined company’s revenues, EBITDA and EBIT are set forth below:

	Debt-Adjusted Contribution to the Combined Company
	Pentair	The Tyco Flow Control Business
Revenue
2011 Revenue	41.8%	58.2%
2012E Revenue	42.2%	57.8%
2013E Revenue	41.4%	58.6%
2014E Revenue	41.0%	59.0%
2015E Revenue	41.2%	58.8%
EBITDA
2011 EBITDA	49.0%	51.0%
2012E EBITDA	44.9%	55.1%
2013E EBITDA	43.2%	56.8%
2014E EBITDA	41.6%	58.4%
2015E EBITDA	42.0%	58.0%
EBIT
2011 EBIT	47.5%	52.5%
2012E EBIT	43.7%	56.3%
2013E EBIT	41.7%	58.3%
2014E EBIT	40.2%	59.8%
2015E EBIT	40.7%	59.3%

Analysis of Selected Precedent Transactions. Deutsche Bank reviewed the financial terms, to the extent publicly available, of the following selected completed business combination transactions since March of 2006, involving companies Deutsche Bank deemed comparable in certain business and financial respects. Deutsche Bank calculated various financial multiples based on certain publicly available information for each of the selected transactions. The transactions reviewed were as follows:

Month and Year Announced	Acquiror	Target
November 2011	The Weir Group PLC	Seaboard Holdings Inc.
November 2011	Wärtsilä Technology Oy Ab	Hamworthy plc
October 2011	Flowserve Corporation	Lawrence Pumps, Inc.
August 2011	SPX Corporation	CLYDEUNION Pumps
April 2011	Pentair, Inc.	Clean Process Technologies division of Norit Holding B.V.
April 2011	Sulzer Ltd.	Cardo Flow Solutions
March 2011	General Electric Company	Converteam
February 2011	General Electric Company	Well Support division of John Wood Group PLC
January 2011	Dover Corporation	Harbinson-Fischer, Inc.
December 2010	General Electric Company	Wellstream Holdings PLC
October 2010	Robbins & Myers, Inc.	T-3 Energy Services, Inc.
October 2010	General Electric Company	Dresser, Inc.
July 2010	Flowserve Corporation	Valbart Srl
June 2010	ITT Corporation	Godwin Pumps of America, Inc.
December 2009	Atlas Copco	Quincy Compressor
September 2009	GLV Inc.	Christ Water Technology AG
July 2009	Nikkiso Co., Ltd.	LEWA GmbH
June 2009	Cameron International Corporation	NATCO Group Inc.
January 2008	General Electric Company	Hydril Pressure Control
November 2007	IDEX Corporation	Nova Technologies Corporation
October 2007	SPX Corporation	APV PLC
June 2007	The Weir Group PLC	SPM Flow Control, Inc
March 2007	CCMP Capital	BOC Edwards
March 2007	Pentair, Inc.	Porous Media
October 2006	Apollo Management, L.P.	Jacuzzi Brands, Inc.
September 2006	IDEX Corporation	Banjo Corporation
March 2006	Franklin Electric Co., Inc.	Little Giant Pump Company
March 2006	IMI plc	Truflo Ltd.

Although none of the selected transactions is directly comparable to the Merger, the companies that participated in the selected transactions are such that, for purposes of analysis, the selected transactions may be considered similar to the Merger. Accordingly, the analysis of precedent transactions was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences between the characteristics of the selected transactions and the Merger that could affect the value of the subject companies and Pentair.

In its analysis, Deutsche Bank derived and compared multiples for the selected transactions, including the ratio of total enterprise value based on transaction price to the target company’s EBITDA for the latest twelve months prior to entering into the transaction, or “TEV/LTM EBITDA.”

Deutsche Bank’s analysis resulted in the following:

TEV/LTM EBITDA
	Low	Mean	High
Selected Precedent Transactions	6.9x	11.7x	17.0x

Based on the foregoing and qualitative judgment, Deutsche Bank determined an estimated TEV/LTM EBITDA reference range of 10.0 times to 12.0 times EBITDA for the latest twelve months. To arrive at a range of implied equity values for Pentair and the Tyco Flow Control Business, Deutsche Bank adjusted the total enterprise values for such party’s net debt, minority interest and investment in affiliates, as applicable.

Based upon the implied equity values of Pentair and the Tyco Flow Control Business, Deutsche Bank calculated a range of implied pro forma equity ownership of Pentair in the combined company. For purposes of this calculation, Deutsche Bank assumed that the implied equity value of the combined company was the sum of the implied equity values of Pentair and the Tyco Flow Control Business. Deutsche Bank calculated the low end of the Pentair implied pro forma equity ownership range assuming the lowest implied equity value for Pentair and the highest implied equity value for the Tyco Flow Control Business, and then calculated the high end of the Pentair implied pro forma equity ownership range assuming the highest implied equity value for Pentair and the lowest implied equity value for the Tyco Flow Control Business. The following table reflects the results of this analysis as compared to Pentair’s pro forma ownership at the Exchange Ratio provided for in the Merger Agreement of approximately 47.5%:

	Selected Transactions Analysis	Merger
Pentair Implied Pro Forma Equity Ownership	43.6% - 54.5%	47.5%

Selected Publicly-Traded Companies Analysis. Deutsche Bank reviewed and compared the total enterprise value divided by estimated EBITDA (the “TEV/EBITDA”) for calendar year 2012 and 2013 multiples for Pentair and the Tyco Flow Control Business based on the Pentair Projections to the corresponding multiples, as of March 26, 2012, for the following publicly-traded companies derived from publicly available financials and analyst research. Deutsche Bank selected these companies based on the professional judgment and experience of its investment bankers, taking into account, among other factors, the size of Pentair, the Tyco Flow Control Business and the selected companies, the competitive landscape in which Pentair, the Tyco Flow Control Business and the selected companies operate, and the product offerings of Pentair, the Tyco Flow Control Business and the selected companies. Although none of the selected companies is directly comparable to Pentair or the Tyco Flow Control Business, these companies were chosen because they are publicly-traded companies with operations or business that for purposes of analysis may be considered similar or reasonably comparable to those of Pentair or the Tyco Flow Control Business.

Pentair Comparables	Tyco Flow Control Business Comparables
Cooper Industries plc	Cameron International Corporation
Franklin Electric Co., Inc.	CIRCOR International, Inc.
Flowserve Corporation	Flowserve Corporation
IDEX Corporation	KSB AG
Pall Corporation	Pentair, Inc.
SPX Corporation	Rotork PLC
Sulzer Ltd.	SPX Corporation
The Weir Group PLC	Sulzer Ltd.
Xylem Inc.	Thermon Group Holdings, Inc.
The Weir Group PLC
Xylem Inc.

Deutsche Bank’s analysis resulted in the following:

	2012E TEV/EBITDA			2013E TEV/EBITDA
Selected Companies	Low	Mean	High	Low	Mean	High
Pentair Comparable Companies	7.9x	9.1x	11.0x	7.1x	8.4x	10.5x
Tyco Flow Control Business Comparable Companies	4.2x	8.7x	12.3x	3.8x	7.8x	11.5x

From this analysis Deutsche Bank computed a 2012E TEV/EBITDA multiple range for Pentair of 9.0x to 10.0x and for the Tyco Flow Control Business of 8.5x to 9.5x. Deutsche Bank computed a 2013E TEV/EBITDA multiple range for Pentair of 8.0x to 9.0x and for the Tyco Flow Control Business of 7.5x to 8.5x. To arrive at a range of implied equity values for Pentair and the Tyco Flow Control Business, Deutsche Bank adjusted the total enterprise values for such party’s net debt, minority interest and investment in affiliates, as applicable.

Based upon the implied equity values of Pentair and the Tyco Flow Control Business, Deutsche Bank calculated a range of implied pro forma equity ownership of Pentair in the combined company. For purposes of this calculation, Deutsche Bank assumed that the implied equity value of the combined company was the sum of the implied equity values of Pentair and the Tyco Flow Control Business. Deutsche Bank calculated the low end of the Pentair implied pro forma equity ownership range assuming the lowest implied equity value for Pentair and the highest implied equity value for the Tyco Flow Control Business, and then calculated the high end of the Pentair implied pro forma equity ownership range assuming the highest implied equity value for Pentair and the lowest implied equity value for the Tyco Flow Control Business. The following table reflects the results of this analysis as compared to Pentair’s pro forma ownership at the Exchange Ratio provided for in the Merger Agreement of approximately 47.5%:

	Selected Company Analysis
	2012E TEV/EBITDA	2013E TEV/EBITDA	Merger
Pentair Implied Pro Forma Equity Ownership	43.3% - 49.8%	41.5% - 48.7%	47.5%

Discounted Cash Flow Analysis. Deutsche Bank performed a discounted cash flow analysis for each of Pentair and the Tyco Flow Control Business. Deutsche Bank calculated the discounted cash flow values as the sum of the net present values of (1) the estimated future unlevered after-tax cash flows that each of Pentair and the Tyco Flow Control Business will generate for the period March 31, 2012 through 2022, plus (2) the terminal value of each of Pentair and the Tyco Flow Control Business at the end of such period. The estimated future unlevered after-tax cash flows for the years 2012 through 2015 were based on the Pentair Projections and those for the years 2016 through 2022 were extrapolated based on assumed growth rates. The terminal values of each of Pentair and the Tyco Flow Control Business were calculated based on projected EBITDA for 2022 and a range of multiples of 7.5x to 9.5x and 7.0x to 9.0x, respectively. Deutsche Bank used such multiples based on its review of the trading characteristics of the common stock of certain selected companies, that in its judgment, had similar financial and business characteristics. For Pentair, Deutsche Bank used discount rates ranging from 8.0% to 10.0% derived utilizing a weighted average cost of capital analysis based on certain financial metrics, including betas, for Pentair. For the Tyco Flow Control Business, Deutsche Bank used discount rates ranging from 9.0% to 11.0% derived utilizing a weighted average cost of capital analysis based on certain financial metrics for the Tyco Flow Control Business and certain financial metrics, including betas, for selected companies that exhibited similar business characteristics to the Tyco Flow Control Business.

Using the high and low values from the ranges of the implied equity values resulting from the discounted cash flow analysis for each of Pentair and the Tyco Flow Control Business, in each case after adjusting for Pentair’s and the Tyco Flow Control Business’ net debt, minority interest and investment in affiliates, as applicable, Deutsche Bank calculated the following implied relative ownership of Pentair shareholders of New Pentair.

Implied Equity Value Based on:	Pentair Implied Pro Forma Equity Ownership
High End of Ranges	56.5%
Low End of Ranges	40.6%

Deutsche Bank performed this discounted cash flow analysis for each of Pentair and the Tyco Flow Control Business based on the Pentair Projections. These analyses derive equity value for each of Pentair and the Tyco Flow Control Business and equity value per share for Pentair and serve as one basis for determining implied pro forma equity ownership for current Pentair stockholders.

Pro Forma Earnings Accretion/Dilution. Deutsche Bank reviewed the potential pro forma financial effect of the Merger on New Pentair’s projected earnings per share (“EPS”) for calendar years 2013 and 2014. Estimated financial data were based on the Pentair Projections. Deutsche Bank also used the following inputs, among others, provided by Pentair management: estimated purchase accounting adjustments including write up of intangible assets, expected synergies, the impact of certain contingencies, the contemplated financing structure and ownership by holders of Pentair common shares of 47.5% of diluted New Pentair common shares outstanding following the Merger. Deutsche Bank also estimated the effect of a potential share repurchase in the fourth quarter of 2012 and in both 2013 and 2014 and the effect of eliminating the contingencies provided by Pentair. This analysis indicated that the Merger could be accretive to Pentair’s projected standalone earnings per share in calendar years 2013 and 2014 under all cases presented, including both with and without any share repurchases. The actual results achieved by the combined company after the consummation of the Merger may vary from projected results and any such variation may be material.

Deutsche Bank noted that such pro forma financial analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

General. The preparation of a fairness opinion is a complex analytical process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying their opinions. In arriving at their fairness determinations, Deutsche Bank did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the board of directors of Pentair as to the fairness, from a financial point of view, of the exchange ratio pursuant to the Merger Agreement to holders of common shares of Pentair (other than New Pentair and any subsidiary of Pentair), as of the date of their respective opinions.

No company or transaction used in the analyses described above for purposes of comparison is directly comparable to Pentair, the Tyco Flow Control Business, New Pentair or the Merger. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. As described above, in connection with Deutsche Bank’s analyses, Deutsche Bank made, and was provided by the management of Pentair with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank, Pentair, the Tyco Flow Control Business, New Pentair or Tyco. Analyses based upon estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Pentair, the Tyco Flow Control Business, New Pentair, Tyco or their respective advisors, Deutsche Bank does not assume responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the transaction, including the exchange ratio, were determined through arm’s-length negotiations among Pentair, New Pentair, and Tyco and were approved by the board of directors of Pentair. Although Deutsche Bank provided advice to the board of directors of Pentair during the course of these negotiations, the decision to enter into the Merger was solely that of Pentair’s board of directors. Deutsche Bank did not recommend that any specific amount or type of consideration constituted the only appropriate consideration for the Merger. As described above under “—Pentair Reasons for the Merger,” the opinion and presentation of Deutsche Bank to the board of directors of Pentair was only one of a number of factors taken into consideration by the board of directors of Pentair in making its determination to approve the Merger Agreement and the transactions contemplated by it, including the Merger.

Opinion of Greenhill

The board of directors of Pentair retained Greenhill to act as financial advisor to the board of directors in connection with its consideration of the proposed terms of the potential Merger. At the meeting of the board of directors of Pentair held on March 27, 2012 to consider the Merger Agreement, Greenhill rendered to Pentair’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated March 27, 2012, to the effect that, based upon and subject to the limitations and assumptions set forth in the opinion, as of the date of the opinion, from a financial point of view, the exchange ratio is fair to holders of Pentair common shares (other than New Pentair and any subsidiary of Pentair).

The full text of Greenhill’s written opinion dated March 27, 2012, which contains the assumptions made, procedures followed, matters considered and limitations on the opinion and the review undertaken in connection with the opinion, is attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference. The summary of Greenhill’s opinion in this proxy statement/prospectus is only a summary of its material terms and may not include all of the information that is important to a particular shareholder. Greenhill’s written opinion was addressed to the board of directors of Pentair. The opinion was not intended to be and does not constitute a recommendation to the members of Pentair’s board of directors as to whether they should recommend or approve the Merger or the Merger Agreement, nor does it constitute a recommendation as to whether the shareholders of Pentair should approve the Merger or take any other action in respect of the Merger at any meeting of the shareholders convened in connection with the Merger. Greenhill was not requested to opine as to, and its opinion did not in any manner address, Pentair’s underlying business decision to proceed with or effect the Merger. The financial analysis presented below compares the Tyco Flow Control Business, which will be transferred to New Pentair prior to the Merger pursuant to the Spin-off, and Pentair. Following the Spin-off and Merger, New Pentair will operate both the business of Pentair and the Tyco Flow Control Business.

In arriving at its opinion described above, Greenhill, among other things:

•	reviewed the draft of the Merger Agreement dated as of March 27, 2012 and certain related documents, including a draft dated as of March 27, 2012 of the Separation and Distribution Agreement;

•	reviewed certain publicly available financial statements of Pentair and Tyco (including financial information relating to the Tyco Flow Control Business);

•	reviewed certain other publicly available business and financial information relating to Pentair, the Tyco Flow Control Business and Tyco that Greenhill deemed relevant;

•	reviewed the Pentair Projections; for more information on the Pentair Projections, see “—Certain Forecasts”;

•	discussed the past and present operations and financial condition and the prospects of Pentair and the Tyco Flow Control Business with senior executives of Pentair;

•	reviewed certain information regarding the amount and timing of synergies prepared by management of Pentair;

•	reviewed the historical market prices and trading activity for the Pentair common shares and analyzed its implied valuation multiples;

•	compared the exchange ratio with exchange ratios implied by consideration received in certain publicly available transactions that Greenhill deemed relevant;

•	compared the exchange ratio with exchange ratios implied by the trading valuations of certain publicly-traded companies that Greenhill deemed relevant;

•	compared the relative contribution of Pentair to the pro forma combined company based on a number of metrics that Greenhill deemed relevant;

•

compared the exchange ratio to implied exchange ratios derived by discounting future cash flows and a terminal value of Pentair and the Tyco Flow Control Business at discount rates Greenhill deemed appropriate; and

•	performed such other analyses and considered such other factors as Greenhill deemed appropriate.

Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to it by representatives and management of Pentair (including, without limitation, any financial information considered in connection with the rendering of its opinion, including the Pentair Projections, information relating to certain contingent tax liabilities of the Tyco Flow Control Business that shall be assumed by New Pentair and any information relating to expected synergies, including, without limitation, expected tax benefits of redomiciliation of Pentair after the Merger) for the purposes of its opinion and have further relied upon the assurances of the representatives and management of Pentair that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to synergies, the financial forecasts and projections and other data that have been furnished or otherwise provided to Greenhill, including the Pentair Projections, Greenhill assumed that such synergies, projections and data, including the Pentair Projections, were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of Pentair as to those matters, and with the knowledge and consent of the board of directors of Pentair, Greenhill relied upon such forecasts and data, including the Pentair Projections, in arriving at Greenhill’s opinion. Greenhill expressed no opinion with respect to such synergies, projections and data, including the Pentair Projections, or the assumptions upon which they are based. Greenhill did not make any independent valuation or appraisal of the assets or liabilities of Pentair or the Tyco Flow Control Business, nor was Greenhill furnished with any such appraisals. Greenhill assumed, with the knowledge and consent of Pentair’s board of directors, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. Greenhill assumed that the Merger will be consummated in accordance with the terms set forth in the final, executed Merger Agreement, which Greenhill assumed will be identical in all material respects to the latest draft which Greenhill reviewed, and without waiver of any material terms or conditions set forth in the Merger Agreement. Additionally, Greenhill assumed that all material governmental, regulatory and other consents and approvals necessary for the consummation of the Merger will be obtained without any effect on Pentair, the Tyco Flow Control Business, the Merger or the contemplated benefits of the Merger meaningful to Greenhill’s analysis. Greenhill’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Greenhill as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and Greenhill does not have any obligation to update, revise, or reaffirm its opinion.

Greenhill was not requested to and did not provide advice concerning the Merger, including without limitation the structure and the specific amount of consideration, or to provide services other than the delivery of its opinion. Greenhill was not requested to and did not solicit any expressions of interest from any other parties with respect to the sale of Pentair or any other alternative transaction. Greenhill did not participate in the negotiations with respect to the terms of the Merger. No opinion was expressed as to whether any alternative transaction might produce consideration for Pentair in an amount in excess of that contemplated in the Merger.

Greenhill acted as financial advisor to the board of directors of Pentair in connection with the Merger and will receive a fee of $3.5 million, plus the reimbursement of expenses, for rendering its opinion. In addition, Pentair has agreed to indemnify Greenhill for certain liabilities arising out of Greenhill’s engagement. During the two years preceding the date of its opinion, Greenhill was not engaged by, did not perform any services for or receive any compensation from, Pentair or any other parties to the Merger Agreement (other than any amounts that were paid to Greenhill under the letter agreement pursuant to which Greenhill was retained as a financial advisor to Pentair in connection with the Merger).

Greenhill did not express an opinion as to any aspect of the Merger, other than the fairness to the holders of Pentair common shares, other than New Pentair and any subsidiaries of Pentair, of the exchange ratio from a financial point of view. In particular, Greenhill expressed no opinion as to the prices at which New Pentair common shares will trade at any future time. Greenhill expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of Pentair, or any class of such persons relative to the consideration to be received by the holders of Pentair common shares in the Merger or with respect to the fairness of any such compensation. Greenhill’s opinion was approved by its fairness committee, and the opinion is not intended to be and does not constitute a recommendation to the members of Pentair’s board of directors as to whether they should approve the Merger or the Merger Agreement, nor does it constitute a recommendation as to whether the shareholders of Pentair should approve the Merger at any meeting of the shareholders convened in connection with the Merger.

Summary of Material Financial Analyses. The following is a summary of the material financial analyses presented by Greenhill to Pentair’s board of directors in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Greenhill, nor does the order of the analyses described represent the relative importance or weight given to those analyses by Greenhill. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by Greenhill, the tables must be read together with the full text of each summary and should not alone be construed as a complete description of Greenhill’s financial analyses. Synergies, cost savings and transaction related amortization from the Merger were not taken into consideration in any of Greenhill’s analyses, other than its Pro Forma Financial Analysis.

Selected Comparable Company Analysis. Greenhill compared certain financial information and commonly used valuation measurements for each of Pentair and the Tyco Flow Control Business to corresponding information and measurements for the following publicly-traded companies that are primarily water industrial, diversified industrial or flow control businesses. Greenhill selected these companies based on the professional judgment and experience of its investment bankers, taking into account, among other factors, the size of Pentair, the Tyco Flow Control Business and the selected companies, the competitive landscape in which Pentair, the Tyco Flow Control Business and the selected companies operate, and the product offerings of Pentair, the Tyco Flow Control Business and the selected companies. Although none of the selected companies is directly comparable to Pentair or the Tyco Flow Control Business, these companies were chosen because they are publicly-traded companies with operations or business that for purposes of analysis may be considered similar or reasonably comparable to those of Pentair or the Tyco Flow Control Business.

Pentair Comparables	Tyco Flow Control Business Comparables
Water Industrial	Flow Control
Pall Corporation	Cameron International Corporation
Franklin Electric Co., Inc.	CIRCOR International, Inc.
IDEX Corporation	Flowserve Corporation
Watts Water Technologies, Inc.	Pentair, Inc.
Xylem Inc.	SPX Corporation
Diversified Industrial	Sulzer Ltd.
Colfax Corporation	The Weir Group PLC
Cooper Industries plc	Xylem Inc.
Robbins & Myers Inc.
SPX Corporation

Such financial information and valuation measurements included, among other things, (1) ratios of enterprise value to the revenue for the latest twelve months (“LTM”) and the estimated revenue for the calendar year 2012; (2) ratios of enterprise value to the earnings from operations before interest expense, income taxes and depreciation and amortization (“EBITDA”) for the latest twelve months and the estimated EBITDA for the calendar year 2012; and (3) ratios of enterprise value to the earnings from operations before interest expense and income taxes (“EBIT”) for the latest twelve months and the estimated EBIT for the calendar year 2012. In all cases, enterprise value was calculated as equity value, based on closing stock prices on March 26, 2012, plus net debt and minority interest and minus equity in affiliates, where applicable. To calculate the enterprise value to revenue, EBITDA and EBIT trading multiples, Greenhill used publicly available SEC filings, press releases, the most recently available research guidance from analyst equity reports, and Institutional Brokers Estimate System (referred to as IBES). The multiple ranges resulting from this analysis are summarized below:

Pentair Comparables:	Low	High	Median	Mean
Enterprise Value to Revenue Multiple
LTM	0.84x	2.48x	1.59x	1.67x
2012E	0.85x	2.39x	1.51x	1.58x
Enterprise Value to EBITDA Multiple
LTM	8.6x	12.0x	10.2x	10.3x
2012E	7.5x	11.1x	9.1x	9.3x
Enterprise Value to EBIT Multiple
LTM	10.4x	16.7x	12.5x	13.0x
2012E	8.6x	17.9x	11.6x	11.9x
Tyco Flow Control Business Comparables:
Enterprise Value to Revenue Multiple
LTM	0.80x	1.96x	1.50x	1.43x
2012E	0.77x	1.69x	1.39x	1.31x
Enterprise Value to EBITDA Multiple
LTM	8.6x	12.0x	9.6x	9.8x
2012E	7.9x	9.8x	8.5x	8.7x
Enterprise Value to EBIT Multiple
LTM	10.6x	14.8x	12.1x	12.3x
2012E	8.8x	11.9x	11.3x	10.8x

From this data, Greenhill derived ranges of multiples deemed most meaningful for its analysis, applied such ranges of multiples to the corresponding financial results and projections for Pentair and the Tyco Flow Control Business and, as a result, arrived at ranges of implied enterprise values for Pentair and the Tyco Flow Control Business. Greenhill then subtracted net debt, minority interest and added equity in affiliates, where applicable, from Pentair’s and the Tyco Flow Control Business’ implied enterprise value to arrive at their implied equity values. Information regarding the selected multiples is summarized below:

Relevant Multiple Range
Pentair Comparables:	Low		High
Enterprise Value to Revenue Multiple
LTM	1.60x	–	1.70x
2012E	1.50x	–	1.60x
Enterprise Value to EBITDA Multiple
LTM	9.5x	–	10.5x
2012E	9.0x	–	10.0x
Enterprise Value to EBIT Multiple
LTM	12.0x	–	13.0x
2012E	11.0x	–	12.0x
Tyco Flow Control Business Comparables:
Enterprise Value to Revenue Multiple
LTM	1.40x	–	1.50x
2012E	1.35x	–	1.45x
Enterprise Value to EBITDA Multiple
LTM	9.0x	–	10.0x
2012E	8.0x	–	9.0x
Enterprise Value to EBIT Multiple
LTM	11.5x	–	12.5x
2012E	10.5x	–	11.5x

Using the high and low values from the ranges of the implied equity values resulting from the public market valuation analysis for each of Pentair and the Tyco Flow Control Business, Greenhill calculated the following implied relative ownership by current Pentair shareholders of a combination of Pentair and the Tyco Flow Control Business:

	Pentair Relative Ownership Based on:
Implied Equity Values Based on:	Low Values of Pentair and High Values of the Tyco Flow Control Business	Midpoint Values of Pentair and the Tyco Flow Control Business	High Values of Pentair and Low Values of the Tyco Flow Control Business
LTM Revenue	44.3%	46.2%	48.1%
2012E Revenue	44.0%	46.0%	48.0%
LTM EBITDA	46.7%	49.9%	53.0%
2012E EBITDA	44.7%	48.1%	51.5%
LTM EBIT	45.6%	48.1%	50.6%
2012E EBIT	42.5%	45.1%	47.8%

Greenhill noted that the implied equity ownership of Pentair shareholders in the combined company based on the Exchange Ratio to be issued in the combination represented approximately 47.5%.

None of the companies utilized as a comparison are identical to either Pentair or the Tyco Flow Control Business. Accordingly, Greenhill believes the analysis of publicly-traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Greenhill’s opinion, concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies. On the other hand, each of the companies chosen participates in part or in whole in similar industries to Pentair and/or the Tyco Flow Control Business.

Precedent Transaction Analysis. Greenhill performed an analysis of selected business combinations consisting of transactions that Greenhill, based on its experience with merger and acquisition transactions, deemed relevant. Greenhill’s analysis was based on publicly available information regarding such transaction and investor presentations. The selected transactions were not intended to be representative of the entire range of possible transactions in the respective industries. Greenhill chose the following twelve transactions, all of which had transaction values greater than $250 million and were announced within the past five years, based on the professional judgment and experience of its investment bankers, taking into account, among other factors, the size of Pentair, the Tyco Flow Control Business and the target companies, the competitive landscape in which Pentair, the Tyco Flow Control Business and the target companies operate, and the product offerings of Pentair, the Tyco Flow Control Business and the target companies.

Month and Year Announced	Acquiror	Target
August 2011	SPX Corporation	CLYDEUNION Pumps
July 2011	RBS Global, Inc. and Rexnord LLC	VAG Holding GmbH
April 2011	Pentair, Inc.	Clean Process Technologies division of Norit Holding B.V.
April 2011	Sulzer Ltd.	Cardo Flow Solutions
March 2011	Tyco International, Ltd.	KEF Holdings Ltd.
February 2011	General Electric Company	Well Support division of John Wood Group PLC
October 2010	Robbins & Myers, Inc.	T-3 Energy Services, Inc.
October 2010	General Electric Company	Dresser, Inc.
June 2010	ITT Corporation	Godwin Pumps of America, Inc.
June 2009	Cameron International Corporation	NATCO Group Inc.
October 2007	SPX Corporation	APV PLC
June 2007	The Weir Group PLC	SPM Flow Control, Inc

Greenhill reviewed the consideration paid in the selected transactions in terms of the enterprise value of such transactions as a multiple of EBITDA of the target for the LTM period prior to the announcement of the applicable transaction. Information regarding the multiples from Greenhill’s analysis of selected transactions is set forth in the following table:

Selected Precedent Transaction Valuation Multiples
Multiple	Low	High	Median	Mean
Enterprise Value/LTM EBITDA	8.6x	16.9x	12.8x	12.7x

From this data, Greenhill derived a range of multiples deemed most meaningful for its analysis, applied such range of multiples to the corresponding financial projections for Pentair and the Tyco Flow Control Business and, as a result, arrived at ranges of implied enterprise values for Pentair and the Tyco Flow Control Business. Greenhill then subtracted net debt, minority interest and added equity in affiliates, where applicable, from Pentair and from the Tyco Flow Control Business to arrive at their implied equity values. The results of this analysis are summarized below:

	Pentair Relative Ownership Based on:
Implied Equity Values Based on:	Low Values of Pentair and High Values of the Tyco Flow Control Business	Midpoint Values of Pentair and the Tyco Flow Control Business	High Values of Pentair and Low Values of the Tyco Flow Control Business
LTM EBITDA	44.6%	49.6%	54.5%

Greenhill noted that the implied equity ownership of Pentair shareholders in the combined company based on the exchange ratio to be issued in the combination represented approximately 47.5%. None of these transactions or associated companies is identical to Pentair or the Tyco Flow Control Business or the transactions contemplated by the Merger Agreement. Accordingly, any analysis of the selected precedent transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the implied value of Pentair versus the values of the companies in the selected transactions.

Discounted Cash Flow Analysis. Greenhill performed a discounted cash flow analysis for each of Pentair and the Tyco Flow Control Business. Greenhill calculated the discounted cash flow values as the sum of the net present values of (1) the estimated future cash flow that each of Pentair and the Tyco Flow Control Business will generate for the years 2012 through 2022, plus (2) the terminal value of each of Pentair and the Tyco Flow Control Business at the end of such period. The estimated future cash flows for the years 2012 through 2022 were based on the Pentair Projections. The terminal values of each of Pentair and the Tyco Flow Control Business were calculated based on projected EBITDA for 2022 and a range of multiples of 8.5x to 9.5x and 7.5x to 8.5x, respectively. Greenhill used such multiples based on its review of the trading characteristics of the common stock of certain selected companies, that in its judgment, had similar financial and business characteristics as well as the perpetuity growth rates implied by such multiples. Greenhill used discount rates ranging from 8.0% to 10.0% for Pentair and discount rates ranging from 9.0% to 11.0% for the Tyco Flow Control Business, based upon an analysis of the weighted average cost of capital of selected publicly-traded comparable companies and a range of betas.

Using the high and low values from the ranges of the implied equity values resulting from the discounted cash flow analysis for each of Pentair and the Tyco Flow Control Business, in each case after adjusting for Pentair’s and the Tyco Flow Control Business’ net debt, minority interest and equity in affiliates, as applicable, Greenhill calculated the following implied relative ownership of Pentair shareholders of New Pentair.

Implied Equity Values Based on:	Implied Equity Ownership by Current Pentair Stockholders of New Pentair
High End of Pentair Range and Low End of Tyco Flow Control Business Range	55.6%
Midpoint of Ranges	49.5%
Low End of Pentair Range and High End of Tyco Flow Control Business Range	43.4%

Greenhill noted that the implied equity ownership of Pentair shareholders in the combined company based on the Exchange Ratio to be issued in the combination represented approximately 47.5%.

Contribution Analysis. Greenhill analyzed and compared Pentair’s and Tyco’s shareholders’ respective expected percentage ownership of the combined company to Pentair’s and Tyco’s shareholders’ respective contributions to the combined company based upon revenue, EBITDA, and EBIT for each company on a stand-alone basis for the latest twelve months and the years 2012 through 2015, derived from publicly available information and the Pentair Projections, and adjusted for such party’s net debt, minority interest and equity in affiliates, as applicable. The relative equity contributions of Pentair and the Tyco Flow Control Business to the combined company’s revenues, EBITDA and EBIT are set forth below:

	Debt-Adjusted Contribution to the Combined Company
	Pentair	Tyco Flow Control Business
Revenue
LTM	41.8%	58.2%
2012E	42.3%	57.7%
2013E	41.4%	58.6%
2014E	41.0%	59.0%
2015E	41.2%	58.8%
EBITDA
LTM	49.0%	51.0%
2012E	45.0%	55.0%
2013E	43.2%	56.8%
2014E	41.7%	58.3%
2015E	42.1%	57.9%
EBIT
LTM	47.5%	52.5%
2012E	43.8%	56.2%
2013E	41.8%	58.2%
2014E	40.2%	59.8%
2015E	40.8%	59.2%

Greenhill noted that the implied equity ownership of Pentair shareholders in the combined company based on the Exchange Ratio to be issued in the combination represented approximately 47.5%.

Pro Forma Financial Analysis. Greenhill reviewed the potential pro forma financial effect of the Merger on Pentair’s projected earnings per share (“EPS”) for calendar years 2013 and 2014. Estimated financial data were based on the Pentair Projections. Greenhill also used the following inputs: estimated synergies, the impact of certain contingencies, the contemplated financing structure per Pentair management and ownership by holders of Pentair common shares of approximately 47.5% of diluted New Pentair common shares outstanding following the Merger. Greenhill also estimated the effect of a potential share repurchase in the fourth quarter of 2012 and in both 2013 and 2014 and the effect of eliminating the contingencies provided by Pentair.

This analysis indicated that the Merger could be accretive to Pentair’s projected standalone earnings per share under all cases presented, including both with and without any share repurchases for the calendar years 2013 and 2014. The actual results achieved by the combined company after the consummation of the Merger may vary from projected results and any such variation may be material.

Greenhill noted that such a pro forma financial analysis is not a valuation methodology and that such analysis was presented merely for informational purposes.

General. The summary set forth above does not purport to be a complete description of the analyses or data presented by Greenhill, but simply describes, in summary form, the material analyses that Greenhill considered in connection with its opinion. The preparation of an opinion regarding fairness is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires Greenhill's investment bankers to exercise their professional judgment, based on experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Greenhill was carried out in order to provide a different perspective on the financial terms of the merger and to add to the total mix of information available. Greenhill did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the exchange ratio pursuant to the Merger Agreement to holders of common shares of Pentair (other than New Pentair and any subsidiary of Pentair). Rather, in reaching its conclusion, Greenhill considered the results of the analyses in light of each other and without placing particular reliance or weight on any particular analysis, and concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, Greenhill believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, Greenhill made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Greenhill are not necessarily indicative of future actual values or results, which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which Pentair common shares or New Pentair common shares might actually be sold.

The board of directors of Pentair selected Greenhill as its financial advisor in connection with the Merger based on Greenhill’s qualifications and expertise in providing financial advice to acquirors, target companies and their respective boards of directors and committees of directors in merger and acquisition transactions.

During the two years preceding the date of its opinion, Greenhill was not previously engaged by, did not perform any services for and did not receive any compensation from Pentair or any other parties to the Merger (other than any amounts that were paid to Greenhill under the related letter agreements pursuant to which Greenhill was retained as a financial advisor to the board of directors of Pentair in connection with the Merger).

Ownership of New Pentair Following the Merger

Immediately after the completion of the Merger, Tyco shareholders entitled to receive New Pentair common shares in the Distribution will own approximately 52.5% of New Pentair common shares and Pentair shareholders will own approximately 47.5% of New Pentair common shares, each on a fully-diluted basis (excluding treasury shares).

Board of Directors and Executive Officers of New Pentair Following the Merger; Operations Following the Merger

Immediately after the completion of the Merger, the New Pentair board of directors will be composed of the persons serving on the board of directors of Pentair at the time of the mailing of the Tyco Proxy Statement and one member who has been selected by Tyco and is reasonably acceptable to Pentair.

The executive officers of Pentair immediately prior to the completion of the Merger will be the executive officers of New Pentair immediately following the completion of the Merger.

Following the completion of the Merger, the location of the main U.S. offices of New Pentair will be Pentair’s executive offices in Minneapolis, Minnesota.

Interests of Certain Persons in the Merger

Interests of Pentair Directors and Executive Officers in the Merger

In considering the recommendation of the Pentair board of directors that Pentair shareholders vote to approve the Merger Agreement proposal, you should be aware that certain of Pentair’s directors and executive officers have financial interests in the Merger that differ from, or are in addition to, the interests of Pentair’s shareholders generally. Pentair’s board of directors was aware of, and considered the interests of, Pentair’s directors and executive officers in approving the Merger Agreement. For purposes of all of the agreements and plans described below, the consummation of the Merger will constitute a “change in control” of Pentair.

The interests of Pentair’s non-employee directors include, among other things, the right to (i) accelerated vesting of certain stock options and restricted stock units and (ii) accelerated distribution of account balances under Pentair’s non-qualified deferred compensation program applicable to non-employee directors. The interests of Pentair’s executive officers include the rights to:

•

accelerated vesting of stock options and restricted stock units in the event of certain terminations of employment following the Merger and, solely in the case of Mr. Schrock with respect to certain restricted stock units held by him, upon the consummation of the Merger;

•	accelerated vesting and payout of cash performance units in the event of certain terminations of employment following the Merger;

•

certain severance payments and other benefits (including medical insurance, outplacement services and accounting and legal services) in the event of certain terminations of employment following the Merger;

•

accelerated vesting and payout of amounts under the Executive Officer Performance Plan (the “EOPP”), Pentair’s annual cash incentive compensation program for executive officers, in connection with the Merger;

•	certain accelerated accrual and vesting, as well as additional service credit, under Pentair’s supplemental retirement plans in the event of certain terminations of employment following the Merger;

•	distribution of account balances under Pentair’s non-qualified deferred compensation programs in connection with the Merger;

•	certain rights to reimbursements with respect to excise taxes under Section 280G of the Code; and

•	certain additional grants of restricted stock units to be made by Pentair in connection with the consummation of the Merger.

In addition, pursuant to the Merger Agreement, at the Effective Time, Pentair’s executive officers will become the executive officers of New Pentair, and Pentair’s board of directors, together with up to two new directors selected by Tyco prior to the mailing of the Tyco Proxy Statement and reasonably acceptable to Pentair, will become the board of directors of New Pentair. Tyco has selected only one designee to the New Pentair board of directors.

For purposes of the discussion below, Messrs. Randall J. Hogan, John L. Stauch, Michael V. Schrock, Frederick S. Koury, Michael G. Meyer and Mark C. Borin and Ms. Angela Lageson are referred to as the “Executive Officers.” In certain instances, Messrs. Hogan, Stauch, Schrock and Koury and Ms. Lageson are referred to as the “Named Executive Officers” as they were Pentair’s chief executive officer, chief financial officer and the three other most highly compensated executive officers, respectively, as determined for purposes of Pentair’s most recent annual proxy statement.

Treatment of Pentair Equity Awards

As of the date of this proxy statement/prospectus, certain of Pentair’s non-employee directors hold stock options, restricted stock units and deferred compensation account balances denominated in stock units with respect to Pentair common shares, and certain of Pentair’s executive officers hold stock options and restricted stock units with respect to Pentair common shares.

For information regarding beneficial ownership of Pentair common shares, other than the equity awards described below, by each of Pentair’s current directors and certain executive officers and all of such directors and executive officers as a group, see “Security Ownership of Certain Beneficial Owners, Directors and Executive Officers.” The Company’s directors and executive officers will receive one New Pentair common share for each vested Pentair common share held by them.

As described below in “—Waiver of Change in Control Protections,” in connection with Pentair’s entry into the Merger Agreement, the Executive Officers have entered into agreements with Pentair (the “Waiver Letters”) waiving certain of their rights to accelerated vesting of their Pentair equity awards in connection with the consummation of the Merger.

Treatment of Stock Options

At the Effective Time, each outstanding option to purchase Pentair common shares, whether vested or unvested, will be converted, on the same terms and conditions as were applicable under such Pentair stock option immediately before the Effective Time, into an option to acquire the same number of New Pentair common shares, at the same exercise price per share, as the number of Pentair common shares subject to such option immediately before the Effective Time. The terms of the options set forth in the Pentair, Inc. Omnibus Stock Incentive Plan or the Pentair, Inc. 2008 Omnibus Stock Incentive Plan (together, the “Omnibus Plans”) and applicable award agreements provide that unvested options will generally accelerate upon a change in control, including the Merger; however, as described below in “—Waiver of Change in Control Protections,” the Executive Officers have waived such acceleration pursuant to the Waiver Letters.

Treatment of Restricted Stock Units

At the Effective Time, each outstanding Pentair restricted stock unit, whether vested or unvested, will be converted into a New Pentair restricted stock unit, on the same terms and conditions as were applicable under such Pentair restricted stock unit immediately before the Effective Time. The terms of the restricted stock units set forth in the Omnibus Plans and applicable award agreements provide that unvested restricted stock units will generally accelerate upon a change in control, including the Merger; however, as described below in “—Waiver of Change in Control Protections,” the Executive Officers (other than Mr. Schrock with respect to his restricted stock units with an originally scheduled vesting date of 2015 or later) have waived such acceleration pursuant to the Waiver Letters.

Director Equity-Based Awards

Pentair’s non-employee directors hold outstanding stock options and restricted stock units that were granted under the Omnibus Plans as a part of their compensation. Upon the consummation of the Merger, as described above, these equity-based awards will be converted into equity awards with respect to New Pentair common shares and, to the extent then unvested, will become vested.

The value of the accelerated vesting of the unvested stock options and restricted stock units held by Pentair’s non-employee directors is as follows:

Name	No. of Shares Underlying Unvested Stock Options	Resulting Value from Unvested Stock Options($)	No. of Shares Underlying Unvested Restricted Stock Units	Resulting Value from Underlying Unvested Restricted Stock Units($)
Leslie Abi-Karam	11,207	$137,549	2,936	$137,933
Glynis A. Bryan	11,207	$137,549	2,936	$137,933
Jerry W. Burris	11,207	$137,549	2,936	$137,933
T. Michael Glenn	11,207	$137,549	2,936	$137,933
Charles A. Haggerty	11,207	$137,549	2,936	$137,933
David H. Y. Ho	11,207	$137,549	2,936	$137,933
David A. Jones	11,207	$137,549	2,936	$137,933
Ronald L. Merriman	11,207	$137,549	2,936	$137,933
William T. Monahan	11,207	$137,549	2,936	$137,933
For consistency with the method of determining the value of consideration resulting from equity awards in connection with the Merger as displayed in “—Quantification of Payments and Benefits” below, and since the value of the Merger consideration is not a fixed dollar amount, the value of unvested stock options and restricted stock units in the table above is based on the average closing price of Pentair shares over the first five trading days following public announcement of the Merger, which was $46.98. Accordingly, the actual value of the accelerated vesting may be greater or less than the value described above.

The table above reflects the amounts expected to be vested as of September 28, 2012 in accordance with the terms of such stock options and restricted stock units notwithstanding the Merger; however, depending on when consummation of the Merger actually occurs, certain stock options and unvested restricted stock units shown as unvested in the table above may become vested in accordance with their terms without regard to the Merger. The table above does not include any grants of awards which may occur following the date of this proxy statement/prospectus.

Pentair’s non-employee directors have deferred compensation accounts under Pentair’s deferred compensation program for non-employee directors that are denominated in stock units. Under this program, non-employee directors are permitted to defer receipt and taxation of certain types of compensation that they have previously earned, and to specify certain future events upon which the compensation will be distributed. For some non-employee directors, these future distribution events include a change in control, which includes the Merger. As a result, some previously earned and vested, but unpaid, amounts may be distributed under Pentair’s deferred compensation program for non-employee directors who have elected a change in control as a distribution event. Earned and vested, but unpaid, amounts denominated in stock units that will be distributed to Pentair’s non-employee directors (based on the number of stock units as of March 28, 2012 and the average closing price of Pentair shares over the first five trading days following public announcement of the Merger, which was $46.98) are as follows: Ms. Bryan and Messrs. Burris, Glenn, Haggerty, Ho, Jones, Merriman and Monahan will receive lump sum distributions of $369,811, $294,579, $262,303, $587,222, $613,338, $164,922, $25,716 and $260,941, respectively.

Executive Officer Equity-Based Awards

Pentair’s Executive Officers hold outstanding stock options and restricted stock units under Pentair’s Omnibus Plans as part of their compensation. Upon the consummation of the Merger, these equity-based awards generally will convert into equity-based awards with respect to New Pentair common shares, after giving effect to appropriate adjustments to reflect the consummation of the Merger as described above. The awards, to the extent unvested at the time of the consummation of the Merger, would, under the terms of the Omnibus Plans, become vested upon the consummation of the Merger, except that such accelerated vesting has been waived by the Executive Officers with respect to certain awards pursuant to the Waiver Letters. The only equity-based awards as to which an Executive Officer has not waived accelerated vesting pursuant to the Waiver Letters are the unvested restricted stock units held by Mr. Schrock with an originally scheduled vesting date of 2015 or later. These restricted stock units will vest and be settled by delivery of shares upon consummation of the Merger. Fifty percent of the shares delivered will not be transferable until the date on which the restricted stock units would otherwise have vested and been settled in the absence of the Merger. Mr. Schrock waived the accelerated vesting of his other equity awards, as described below, but did not waive vesting of these restricted stock units because such waiver would potentially violate Section 409A of the Code.

The value of the potential change in control benefits under the Omnibus Plans is set forth with respect to the Named Executive Officers in the table “Quantification of Payments and Benefits—Potential Change in Control Payments to Named Executive Officers” below, and with respect to the Executive Officers other than the Named Executive Officers in the table “Quantification of Payments and Benefits—Potential Change in Control Payments to Other Executive Officers” below.

Change in Control Agreements

Pentair is party to change in control agreements with the Executive Officers that provide for benefits in connection with a change in control and will therefore be triggered by the Merger. The agreements entitle the Executive Officers to (i) certain accelerated vesting and other benefits in the event of a change in control and (ii) certain severance payments and benefits in the event that an Executive Officer’s employment is involuntarily terminated for any reason, other than for death, disability or for cause, or if the Executive Officer terminates his or her employment for good reason, in each case, within three years (for Messrs. Hogan, Schrock, Koury and Meyer) or two years (for Messrs. Stauch and Borin and Ms. Lageson) following a change in control (a “Covered Termination”). As described below in “—Waiver of Change in Control Protections,” in connection with Pentair’s entry into the Merger Agreement, the Executive Officers have waived certain protections under these agreements pursuant to the Waiver Letters.

The Executive Officers would, absent any applicable waiver, be entitled to the following payments and benefits under their respective change in control agreements upon any change in control, including the Merger:

•	Incentive compensation awards for the year in question to be paid at target under the EOPP.

•

Immediate vesting of all unvested stock options and restricted stock units issued under the Omnibus Plans, without regard to either plan’s forfeiture provisions, all of which the Executive Officers have generally waived in connection with the Merger, as described below in “—Waiver of Change in Control Protections.”

•

Immediate payment of cash–settled performance awards at one-third of target for award cycles that have been in effect less than 12 months, two-thirds of the then-current value for award cycles that have been in effect for between 12 and 24 months, and the then-current value for award cycles that have been in effect for 24 or more months, in each case as if all performance or incentive requirements and periods had been satisfied, which each of the Executive Officers has waived in connection with the Merger, as described below in “—Waiver of Change in Control Protections.”

•	In certain circumstances, reimbursement of excise taxes triggered by payments to the executive and any additional taxes on this reimbursement as described below.

The Executive Officers would, absent any applicable waiver, be entitled to the following payments and benefits under their respective change in control agreements upon a Covered Termination following a change in control, including the Merger:

•

Severance payable upon termination in an amount equal to 300% (for Mr. Hogan) or 250% (for the other Executive Officers) of annual base salary plus the greater of the executive’s target bonus for the year in question or bonus received in the prior year.

•

Replacement coverage for company-provided group medical, dental and life insurance policies for up to three years (for Messrs. Hogan, Schrock, Koury and Meyer) or up to two years (for Messrs. Stauch and Borin and Ms. Lageson).

•	Outplacement services from an executive search agency not to exceed 10% of the executive’s annual base salary.

•

The accelerated accrual and vesting of benefits under the Pentair, Inc. Supplemental Executive Retirement Plan (the “SERP”) (for those executives who have been made participants in such plan); and for executives having fewer than seven years of participation in the SERP, up to three additional years of service credit, with a maximum of seven years of service.

•	Up to $15,000 in fees and expenses of consultants and legal or accounting advisors.

In addition, the change in control agreements entitle each of the Executive Officers to reimbursement for any “golden parachute” excise taxes imposed by Section 4999 of the Code to the extent that any “parachute payments” within the meaning of Section 280G of the Code exceed 110% of the safe harbor amount under Section 280G of the Code. In the event that “parachute payments” payable to the Executive Officer do not exceed this threshold, such payments will be reduced to the extent necessary to avoid the imposition of the excise tax. Pentair estimates that only Mr. Stauch and Ms. Lageson would be entitled to a reimbursement of such excise taxes solely as a result of the Merger, and that Messrs. Stauch, Schrock and Borin and Ms. Lageson would be entitled to a reimbursement of such excise taxes in the event of a Covered Termination following the Merger. In addition, Pentair estimates that certain payments due to Messrs. Koury and Meyer would be subject to reduction in the event of a Covered Termination following the Merger. These estimates rely on several assumptions set forth in the footnotes to the tables in the section entitled “Quantification of Payments and Benefits” and the actual amounts of any such reimbursement or reduction may be more or less than the amounts described in this proxy statement/prospectus.

In the case of each Executive Officer, the change in control agreement also requires the executive to devote his or her best efforts to Pentair or its successor while employed during the three-year (for Messrs. Hogan, Schrock, Koury and Meyer) or two-year (for the other Executive Officers) period following the Merger, to maintain the confidentiality of Pentair’s information during and following employment and to refrain from competitive activities for a period of one year following termination of employment with Pentair or its successor.

Under these change in control agreements, the term “cause” generally means engaging in intentional conduct that causes Pentair demonstrable and serious financial injury, conviction of a felony or continuing willful and unreasonable refusal by an officer to perform his or her duties or responsibilities, and the term “good reason” generally means: (i) a breach of the agreement by Pentair; (ii) any reduction in an officer’s base salary, percentage of base salary available as incentive compensation or bonus opportunity or benefits; (iii) an officer’s removal from, or any failure to reelect or reappoint him or her to serve in, any of the positions held with Pentair on the date of the change in control or any other positions to which he or she is thereafter elected, appointed or assigned, except in the event that such removal or failure to reelect or reappoint relates to Pentair’s termination of an officer’s employment for cause or by reason of disability; (iv) a good faith determination by an officer that there has been a material adverse change in his or her working conditions or status relative to the most favorable working conditions or status in effect during the 180-day period prior to the change in control, or, to the extent more favorable to him or her, those in effect at any time while employed after the change in control, including but not limited to a significant change in the nature or scope of his or her authority, powers, functions, duties or responsibilities or a significant reduction in the level of support services, staff, secretarial and other assistance, office space and accoutrements, but in each case excluding for this purpose an isolated, insubstantial and inadvertent event not occurring in bad faith that Pentair remedies within 10 days after receipt of notice thereof; (v) relocation of an officer’s principal place of employment to a location more than 50 miles from his or her principal place of employment on the date 180 days prior to the change in control; (vi) imposition of a requirement that an officer travel on business 20% in excess of the average number of days per month he or she was required to travel during the 180-day period prior to the change in control; or (vii) Pentair’s failure to cause a successor to assume an officer’s agreement. In addition, solely in the case of Mr. Hogan, the term “good reason” also includes a voluntary termination for any reason within 30 days following the first anniversary of any change in control; however, Mr. Hogan has waived this “good reason” trigger in connection with the Merger, as described below.

For the Named Executive Officers, the value of the potential change in control benefits under these agreements is set forth in the table “Quantification of Payments and Benefits—Potential Change in Control Payments to Named Executive Officers” below. For Pentair’s other Executive Officers, Messrs. Borin and Meyer, the value of the potential change in control benefits under these agreements is set forth in the table “Quantification of Payments and Benefits—Potential Change in Control Payments to Other Executive Officers” below.

Waiver of Change in Control Protections

In connection with Pentair’s entry into the Merger Agreement, the Executive Officers have entered into Waiver Letters with Pentair waiving (i) accelerated vesting of their Pentair stock options and restricted stock units (except to the extent that such waiver would result in adverse tax consequences under Section 409A of the Code) and (ii) accelerated vesting and pro rata payout of their cash performance units, in each case, upon consummation of the Merger. Awards whose acceleration is waived will continue to vest in accordance with their normal terms, provided that unvested awards will vest in full in the event of a Covered Termination. In addition, the performance conditions with respect to Pentair cash performance units will be deemed satisfied, and the value of such cash performance units will be fixed at target, upon the consummation of the Merger, and such awards will only be subject to service-based vesting conditions.

Under his Waiver Letter, Mr. Hogan has also waived his right to have any voluntary termination of his employment during the 30-day period following the first anniversary of the consummation of the Merger treated as a Covered Termination.

Additional Equity Grants

In order to promote the retention of key executives during the period prior to and following the consummation of the Merger, Pentair will grant additional equity awards to certain key executives, including the Executive Officers, with an aggregate grant date value of up to $20 million, in connection with the consummation of the Merger. Messrs. Hogan’s, Stauch’s, Schrock’s, Koury’s, Borin’s and Meyer’s and Ms. Lageson’s Waiver Letters provide for grants of restricted stock units with grant date values of $5,500,000, $1,727,835, $2,327,084, $1,019,083, $486,953, $263,157 and $875,000, respectively.

In addition, in consideration for the waivers of acceleration of equity and cash performance awards described above, Pentair will grant additional equity awards with a grant date value of up to $5 million, in connection with the consummation of the Merger. Messrs. Hogan’s, Stauch’s, Schrock’s, Koury’s, Borin’s and Meyer’s and Ms. Lageson’s Waiver Letters provide for grants of restricted stock units with grant date values of $825,000, $259,175, $349,063, $152,862, $75,000, $50,000 and $131,250, respectively.

All such awards are expected to vest in equal 50% installments on each of the third and fourth anniversaries of the consummation of the Merger, subject to earlier pro rata vesting in the event of a Covered Termination.

Non-Qualified Deferred Compensation for Executive Officers

Pentair maintains a non-qualified deferred compensation program in which certain of its executives, including the Executive Officers, are eligible to participate. Participants in this program are permitted to defer receipt and taxation of certain types of compensation that they have previously earned, and to specify certain future events upon which the compensation will be distributed. For some participants, including the Executive

Officers, these future distribution events include a change in control, which includes the Merger. As a result, some previously earned and vested, but unpaid, amounts will be distributed under Pentair’s deferred compensation programs to the Executive Officers upon the consummation of the Merger.

New Management Arrangements

As of the date of this filing, neither Pentair, Tyco, nor New Pentair has entered into any employment or other agreements with the Executive Officers in connection with the Merger other than the Waiver Letters and the additional equity grants described above. Pursuant to the Merger Agreement, at the Effective Time, Pentair’s executive officers will become the executive officers of New Pentair, and Pentair’s board of directors, together with up to two new directors selected by Tyco prior to the mailing of the Tyco Proxy Statement and reasonably acceptable to Pentair, will become the board of directors of New Pentair. Tyco has selected only one designee to the New Pentair board of directors.

Quantification of Payments and Benefits

The following tables show the amounts of payments and benefits that each Executive Officer of Pentair would receive in connection with the Merger, assuming for purposes of this disclosure that (i) the consummation of the Merger occurred on September 28, 2012 and (ii) where indicated, the employment of the Executive Officer is terminated in a Covered Termination.

The first table below, entitled “Potential Change in Control Payments to Named Executive Officers”, along with its footnotes, shows the compensation payable to the Named Executive Officers (i.e., Pentair’s chief executive officer, current and former chief financial officers and the three other most highly compensated executive officers, as determined for purposes of its most recent annual proxy statement), and is subject to an advisory vote of Pentair’s shareholders, as described under the section entitled “Advisory Vote to Approve Change in Control Payments to Named Executive Officers” below.

The second table below, entitled “Potential Change in Control Payments to Other Executive Officers,” along with its footnotes, shows the compensation payable to Pentair’s other Executive Officers and is not subject to an advisory vote. Although the rules of the SEC do not require the second table, it has been included so that quantification of the potential change in control payments and benefits that could be received by all of the Executive Officers is presented in a uniform manner.

Compensation payable in respect of outstanding unvested options and restricted stock units held by the Executive Officers is included in the first and second tables below, entitled “Potential Change in Control Payments to Named Executive Officers” and “Potential Change in Control Payments to Other Executive Officers,” respectively.

Potential Change in Control Payments to Named Executive Officers

Name	Triggering Event	Cash($)(1)	Equity($)(2)	Pension / Non-Qualified Deferred Compensation ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimburse- ments($)(5)	Other ($)(6)		Total($)
Randall J. Hogan	Merger Only	$1,650,000	—	—	—	—	—		$1,650,000
	Post-Merger Termination	$12,873,350	$15,253,769	—	$48,106	—	$65,000	(7)	$28,240,225

	Merger and Termination	$14,523,350	$15,253,769	—	$48,106	—	$65,000	(7)	$29,890,225

John L. Stauch	Merger Only	$394,934	—	—	—	$1,348,135	—		$1,743,069
	Post-Merger Termination	$3,544,557	$6,851,624	$217,483	$31,020	$1,136,383	$64,367	(7)	$11,845,434

	Merger and Termination	$3,939,491	$6,851,624	$217,483	$31,020	$2,484,518	$64,367	(7)	$13,588,503

Michael V. Schrock	Merger Only	$581,771	$1,526,662	—	—	—	—		$2,108,433

	Post-Merger Termination	$4,733,492	$5,047,252	—	$47,333	$2,663,899	$65,000	(7)	$12,556,976

	Merger and Termination	$5,315,263	$6,573,914	—	$47,333	$2,663,899	$65,000	(7)	$14,665,409

Frederick S. Koury	Merger Only	$244,580	—	—	—	—	—		$244,580
	Post-Merger Termination	$2,095,373	$2,852,950	—	$30,340	—	$55,763	(7)	$5,034,426

	Merger and Termination	$2,339,953	$2,852,950	—	$30,340	—	$55,763	(7)	$5,279,006

Angela D. Lageson	Merger Only	$210,000	—	—	—	$687,410	—		$897,410
	Post-Merger Termination	$1,972,096	$1,635,298	$468,408	$30,144	$814,163	$50,000	(7)	$4,970,109

	Merger and Termination	$2,182,096	$1,635,298	$468,408	$30,144	$1,501,573	$50,000	(7)	$5,867,519

(1)	The cash payments in the Merger Only row consist of incentive compensation awards for 2012 under the EOPP to be paid at the target level after the consummation of the Merger. These benefits are “single trigger” as they will be payable upon the consummation of the Merger without regard to whether there is a termination of employment.

The cash payments in the Post-Merger Termination row consist of (a) cash severance payable upon a Covered Termination following the Merger and before its third anniversary (for Messrs. Hogan, Schrock and Koury) or its second anniversary (in the case of Mr. Stauch and Ms. Lageson) in an amount equal to 300% (for Mr. Hogan) or 250% (for the other Named Executive Officers) of annual base salary plus the greater of the executive’s target bonus for 2012 or the bonus received in 2011 and (b) cash-settled performance units, which pursuant to the Waiver Letters will remain subject to their existing time-based vesting schedules following the Merger but become payable at the target value of the awards without proration upon a Covered Termination. As described above, in connection with the Merger, the Named Executive Officers have entered into Waiver Letters waiving accelerated vesting and pro rata payout of their cash performance units in connection with the Merger. In his Waiver Letter, Mr. Hogan has also waived his right to have any voluntary termination of his employment during the 30-day period following the first anniversary of the consummation of the Merger treated as a Covered Termination. Awards whose acceleration is waived will continue to vest in accordance with their normal time-based terms, provided that unvested awards will vest in full in the event of a Covered Termination. These benefits are “double trigger” as they will be payable only upon a Covered Termination following the consummation of the Merger. In addition, the cash payment disclosed in this Post-Merger Termination row for Mr. Koury reflects a reduction of $331,991 as a reduction in benefits payable as the result of the application of provisions related to the excise tax under Sections 280G and 4999 of the Code as described above.

The amounts of the respective components are set forth in the following table:

Name	EOPP Award($)	Cash–Settled Performance Units($)	Cash Severance($)
Randall J. Hogan	$1,650,000	$3,491,666	$9,381,684
John L. Stauch	$394,934	$1,108,334	$2,436,223
Michael V. Schrock	$581,771	$1,508,334	$3,225,158
Frederick S. Koury	$244,580	$646,666	$1,780,698
Angela D. Lageson	$210,000	$483,333	$1,488,763

The table above does not quantify awards that, in accordance with their terms, would vest between the date of this proxy statement/prospectus and September 28, 2012 notwithstanding the Merger; however, depending on when consummation of the Merger actually occurs, certain cash–settled performance units shown as unvested in the table may become vested in accordance with their terms without regard to the Merger.

Payment amounts are based on the compensation and benefit levels in effect on March 31, 2012; therefore, if compensation and benefit levels are increased after such date, actual payments to a Named Executive Officer may be greater than those quantified above. In addition, the table above does not include any grants of awards which may occur following the date of this proxy statement/prospectus.

(2)	The equity amounts in the Merger Only row consist of the value of accelerated vesting of unvested restricted stock units held by Mr. Schrock with an originally scheduled vesting date of 2015 or later. Since the value of the Merger consideration is not a fixed dollar amount, pursuant to applicable SEC rules, the value of the restricted stock units in the table above is based on the average closing price of Pentair shares over the first five trading days following public announcement of the Merger, which was $46.98. Accordingly, actual payments may be greater or less than those provided for above. These restricted stock units will vest and be settled by delivery of shares upon consummation of the Merger. Fifty percent of the shares delivered will not be transferable until the date on which the restricted stock units would otherwise have vested and been settled in the absence of the Merger. Mr. Schrock waived the accelerated vesting of his other equity awards, as described below, but did not waive vesting of these restricted stock units because such waiver would potentially violate Section 409A of the Code. The accelerated vesting of these restricted stock units is a “single trigger” benefit as it will occur upon the consummation of the Merger without regard to whether there is a termination of employment.

The equity amounts in the Post-Merger Termination row consist of the value of accelerated vesting of unvested stock options for each of the Named Executive Officers and for the unvested restricted stock units for each of the Named Executive Officers other than Mr. Schrock. For Mr. Schrock, the unvested restricted stock units consist only of restricted stock units with an originally scheduled vesting date of 2014 or earlier. These benefits are “double trigger” as they will be payable only upon a Covered Termination following the consummation of the Merger and before the awards otherwise vest in accordance with their normal terms. As described above, in connection with the Merger, the Named Executive Officers have entered into Waiver

Letters waiving accelerated vesting of their stock options in connection with the Merger. Each of the Named Executive Officers, other than Mr. Schrock as described above, also waived accelerated vesting of their respective restricted stock units. Awards whose acceleration is waived will continue to vest in accordance with their normal terms provided that unvested awards will vest in full in the event of a Covered Termination.

The following table shows the amounts in the Equity column attributable to the respective award types included in the Post-Merger Termination row:

Name	No. of Shares Underlying Unvested Stock Options	Resulting Consideration from Unvested Stock Options($)	No. of Shares Underlying Unvested Restricted Stock Units	Resulting Consideration from Underlying Unvested Restricted Stock Units($)
Randall J. Hogan	428,851	$5,277,801	212,345	$9,975,968
John L. Stauch	137,287	$1,690,260	109,863	$5,161,364
Michael V. Schrock	185,674	$2,284,264	58,812	$2,762,988
Frederick S. Koury	79,976	$985,166	39,757	$1,867,784
Angela D. Lageson	51,152	$612,496	21,771	$1,022,802

Since the value of the Merger consideration is not a fixed dollar amount, pursuant to applicable SEC rules, the value of unvested stock options and restricted stock units in the table above is based on the average closing price of Pentair shares over the first five trading days following public announcement of the Merger, which was $46.98, and has assumed, for purposes of this table, that the Named Executive Officers will exercise their stock options at such price. Accordingly, actual payments may be greater or less than those provided for above. The table above does not quantify awards that, in accordance with their terms, would vest between the date of this proxy statement/prospectus and September 28, 2012 notwithstanding the Merger; however, depending on when consummation of the Merger actually occurs, certain stock options and restricted stock units shown as unvested in the table may become vested in accordance with their terms without regard to the Merger. The table above does not include any grants of awards which may occur following the date of this proxy statement/prospectus.

(3)	The pension values shown for Mr. Stauch and Ms. Lageson in the Post-Merger Termination row and the Merger and Termination row consist of the accelerated accrual and vesting of benefits under the SERP, and for Mr. Stauch, additional service credits of up to one additional year of service and for Ms. Lageson additional service credits of up to three additional years of service. These benefits are “double trigger” as they will be payable only upon a Covered Termination following the consummation of the Merger and before its second anniversary. In addition, as described above, Pentair maintains certain non-qualified deferred compensation programs, under which Named Executive Officers may elect to receive distribution of vested amounts upon the occurrence of certain future events, including a change in control or certain terminations of employment. Amounts to be distributed include $1,068,190, $357,584, $1,117,399 and $360,928 to Messrs. Hogan, Stauch, Schrock and Koury, respectively, all as of March 9, 2012. Amounts actually distributed will be based on the returns of the investment alternatives selected by each Named Executive Officer, which may cause the actual payments to be greater or less than those provided for above. The amounts will be distributed in a lump sum, five equal annual installments or a combination of a lump sum and five equal annual installments, in each case pursuant to the terms of the applicable deferred compensation arrangement. These amounts are not reflected in the tables above as they are fully vested pursuant to their terms.
(4)	The benefits shown for the Named Executive Officers in the Post-Merger Termination row and the Merger and Termination row consist of replacement coverage for company-provided group medical, dental and life insurance policies for up to three years (for Messrs. Hogan, Schrock and Koury) and for up to two years (for Mr. Stauch and Ms. Lageson). These benefits are “double trigger” as they will be payable only upon a Covered Termination following the consummation of the Merger and before its third anniversary (for Messrs. Hogan, Schrock and Koury) or its second anniversary (for Mr. Stauch and Ms. Lageson).
(5)	The tax reimbursements shown for the Named Executive Officers in the Merger Only row consist of reimbursement of any excise taxes triggered under Section 280G and Section 4999 of the Code by payments to the executive in connection with the consummation of the Merger (assuming no Termination) and any additional taxes on such reimbursement. These benefits are “single trigger” as they will be payable upon the consummation of the Merger without regard to whether there is a termination of employment.

The tax reimbursements shown for the Named Executive Officers in the Post-Merger Termination row consist of reimbursement of any excise taxes triggered under Section 280G and Section 4999 of the Code by payments to the executive in connection with the Merger as a result of a subsequent Covered Termination and any additional taxes on this reimbursement. Amounts shown in the Post-Merger Termination row reflect the incremental increase in aggregate tax reimbursements over the Merger Only row. These benefits are “double trigger” as they will be payable only upon a Covered Termination following the consummation of the Merger.

In determining the amount of any tax reimbursements included in the table above, Pentair made the following material assumptions: an excise tax rate of 20% under Section 280G of the Code, individual tax rates of 41.55%, and the combined company would be able to overcome any presumption that grants of stock options or restricted stock units in 2012 (other than the restricted stock units described in footnote 7) were made in contemplation of a change in control pursuant to regulations promulgated under the Code. Furthermore, it was assumed that no value will be attributed to any non-competition agreement. At the time of payment, such a value may be attributed, which would result in a reduction of amounts subject to the excise tax and a corresponding reduction in the amount of tax gross–up payments made to the applicable Named Executive Officer.

(6)	The benefits shown for the Named Executive Officers in the Post-Merger Termination row and the Merger and Termination row consist of the cost of outplacement services from an executive search agency not to exceed 10% of the Named Executive Officer’s annual base salary, and $15,000 in fees and expenses of consultants and legal or accounting advisors. These benefits are “double trigger” as they will be payable only upon a Covered Termination following the consummation of the Merger.

(7)	In order to promote the retention of key executives during the period prior to and following the consummation of the Merger, Pentair will grant additional equity awards to the Named Executive Officers in connection with the consummation of the Merger. Messrs. Hogan’s, Stauch’s, Schrock’s and Koury’s and Ms. Lageson’s Waiver Letters provide for grants of restricted stock units with grant date values of $5,500,000, $1,727,835, $2,327,084, $1,019,083 and $875,000, respectively.

In addition, in consideration for the waivers of acceleration of equity and cash performance awards included in the Waiver Letters, Pentair will grant additional equity awards to the Named Executive Officers in connection with the consummation of the Merger. Messrs. Hogan’s, Stauch’s, Schrock’s and Koury’s and Ms. Lageson’s Waiver Letters provide for grants of restricted stock units with grant date values of $825,000, $259,175, $349,063, $152,862 and $131,250, respectively.

All such awards are expected to vest in equal 50% installments on each of the third and fourth anniversaries of the consummation of the Merger, subject to earlier pro rata vesting in the event of a Covered Termination.

No amounts are shown for these awards in the Merger Only row, the Post-Merger Termination row or the Merger and Termination row in the table above because in the event of a termination (including a Covered Termination) upon the date of the consummation of the Merger, the maximum prorated payment would, in each case, be zero.

In the case of each Named Executive Officer, the agreements providing for payments and other benefits upon a Covered Termination following the consummation of the Merger also require the Named Executive Officer to devote his or her best efforts to the combined company while employed during the three-year period (for Messrs. Hogan, Schrock and Koury) or two-year period (for Mr. Stauch and Ms. Lageson) following the Merger, to maintain the confidentiality of Pentair’s information during and following employment, and to refrain from competitive activities for a period of one year following termination of employment with Pentair or the combined company.

Advisory Vote to Approve Change in Control Payments to Named Executive Officers

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended, Pentair is providing its shareholders with the opportunity to cast a non-binding, advisory vote to approve the compensation that may be paid or become payable to the Named Executive Officers in connection with the Merger as described in the table titled “Potential Change in Control Payments to Named Executive Officers” above. Please see below under “Proposals to be Acted on at the Pentair Special Meeting—Proposal 2—Advisory Vote to Approve Change in Control Payments to Named Executive Officers” for the text of the resolution on which Pentair is asking its shareholders to vote, and for additional information concerning the vote. Pentair’s board of directors unanimously recommends that you vote “FOR” approval of the resolution.

Potential Change in Control Payments to Other Executive Officers

Name	Triggering Event	Cash($)(1)	Equity($)(2)	Pension / Non-Qualified Deferred Compensation ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimburse- ments ($)(5)	Other ($)(6)	Total ($)
Michael G. Meyer	Merger Only	$157,894	—	—	—	—	—	$157,894
	Post-Merger Termination	$1,208,586	$741,989	—	$44,964	—	$41,316	$2,036,855

	Merger and Termination	$1,366,480	$741,989	—	$44,964	—	$41,316	$2,194,749

Mark C. Borin	Merger Only	$194,781	—	—	—	—	—	$194,781
	Post-Merger Termination	$1,733,200	$1,410,122	$152,227	$29,990	$992,778	$47,464	$4,365,781

	Merger and Termination	$1,927,981	$1,410,122	$152,227	$29,990	$992,778	$47,464	$4,560,562

(1)	The cash payments in the Merger Only row consist of incentive compensation awards for 2012 under the EOPP to be paid at the target level after the consummation of the Merger. These benefits are “single trigger” as they will be payable upon the consummation of the Merger without regard to whether there is a termination of employment.

The cash payments in the Post-Merger Termination row consist of (a) cash severance payable upon a Covered Termination following the Merger and before its third anniversary (for Mr. Meyer) or its second anniversary (for Mr. Borin) in an amount equal to 250% of annual base salary plus the greater of the executive’s target bonus for 2012 or the bonus received in 2011 and (b) cash–settled performance units, which pursuant to the Waiver Letters will remain subject to their existing time-based vesting schedules following the Merger but become payable at the target value of the awards without proration upon a Covered Termination. As described above, in connection with the Merger, the Executive Officers have entered into Waiver Letters waiving accelerated vesting and pro rata payout of their cash performance units in connection with the Merger. Awards whose acceleration is waived will continue to vest in accordance with their normal time-based vesting terms, provided that unvested awards will vest in full in the event of a Covered Termination. These benefits are “double trigger” as they will be payable only upon a Covered Termination following the consummation of the Merger. In addition, the cash payment disclosed in the Post-Merger Termination row for Mr. Meyer reflects a reduction of $96,554 as a reduction in benefits payable as the result of the application of provisions related to the excise tax under Sections 280G and 4999 of the Code as described above.

The amounts of the respective components are set forth in the following table:

Name	EOPP Award ($)	Cash–Settled Performance Units ($)	Cash Severance ($)
Michael G. Meyer	$157,894	$166,667	$1,138,473
Mark C. Borin	$194,781	$321,667	$1,411,533

The table above does not quantify awards that, in accordance with their terms, would vest between the date of this proxy statement/prospectus and September 28, 2012 notwithstanding the Merger; however, depending on when consummation of the Merger actually occurs, certain cash–settled performance units shown as unvested in the table may become vested in accordance with their terms without regard to the Merger.

Payment amounts are based on the compensation and benefit levels in effect on March 31, 2012; therefore, if compensation and benefit levels are increased after such date, actual payments to a Named Executive Officer may be greater than those quantified above. In addition, the table above does not include any grants of awards which may occur following the date of this proxy statement/prospectus.

(2)	The equity amounts in the Post-Merger Termination row consist of the value of accelerated vesting of unvested stock options and restricted stock units for each of the Executive Officers. These benefits are “double trigger” as they will be payable only upon a Covered Termination following the consummation of the Merger and before the awards otherwise vest in accordance with their normal terms. As described above, in connection with the Merger, Messrs. Meyer and Borin have entered into Waiver Letters waiving accelerated vesting of their stock options and restricted stock units in connection with the Merger. Awards whose acceleration is waived will continue to vest in accordance with their normal terms, provided that unvested awards will vest in full in the event of a Covered Termination.

The following table shows the amounts in the Equity column attributable to the respective award types included in the Post-Merger Termination row:

Name	No. of Shares Underlying Unvested Stock Options	Resulting Consideration from Unvested Stock Options($)	No. of Shares Underlying Unvested Restricted Stock Units	Resulting Consideration from Underlying Unvested Restricted Stock Units($)
Michael G. Meyer	20,664	$254,337	10,380	$487,652
Mark C. Borin	39,807	$490,254	19,580	$919,868

As described above, since the value of the Merger consideration is not a fixed dollar amount, pursuant to applicable SEC rules, the value of unvested stock options and restricted stock units in the table above is based on the average closing price of Pentair shares over the first five trading days following public announcement of the Merger, which was $46.98, and has assumed, for purposes of this table, that the Executive Officers will exercise their stock options at such price. Accordingly, actual payments may be greater or less than those provided for above. The table above does not quantify awards that, in accordance with their terms, would vest between the date of this proxy statement/prospectus and September 28, 2012 notwithstanding the Merger; however, depending on when consummation of the Merger actually occurs, certain stock options and restricted stock units shown as unvested in the table may become vested in accordance with their terms without regard to the Merger. The table above does not include any grants of awards which may occur following the date of this proxy statement/prospectus.

(3)

The pension values shown for Mr. Borin in the Post-Merger Termination row and the Merger and Termination row consist of the accelerated accrual and vesting of benefits under the SERP, and additional service credits of up to two additional years of service. These benefits are “double trigger” as they will be payable only upon a Covered Termination following the consummation of the Merger and before its second anniversary. In addition, as described above, Pentair maintains certain non-qualified deferred compensation programs, under which Executive Officers may elect to receive distribution of vested amounts upon the occurrence of certain future events, including a change in control or certain terminations of employment. Amounts to be distributed include $129,901 and $71,330 to Mr. Meyer and Mr. Borin, respectively, as of March 9, 2012. Amounts actually distributed will be based on the returns of the investment alternatives selected by each Executive Officer, which may cause the actual payments to be greater or less than those provided for above. The amounts will be distributed in a lump sum pursuant to the terms of the applicable deferred compensation arrangement. These amounts are not reflected in the tables above as they are fully vested pursuant to their terms.
(4)	The benefits shown for the Executive Officers in the Post-Merger Termination row and the Merger and Termination row consist of replacement coverage for company-provided group medical, dental and life insurance policies for up to three years (for Mr. Meyer) and for up to two years (for Mr. Borin). These benefits are “double trigger” as they will be payable only upon a Covered Termination following the consummation of the Merger and before its third anniversary (for Mr. Meyer) or its second anniversary (for Mr. Borin).
(5)	The tax reimbursements shown for Mr. Borin in the Post-Merger Termination row consist of reimbursement of any excise taxes triggered under Section 280G and Section 4999 of the Code by payments to the executive in connection with the Merger as a result of a subsequent Covered Termination and any additional taxes on this reimbursement. These benefits are “double trigger” as they will be payable only upon a Covered Termination following the consummation of the Merger.

In determining the amount of any tax reimbursements included in the table above, Pentair made the following material assumptions: an excise tax rate of 20% under Section 280G of the Code, individual tax rates of 41.55%, and the combined company would be able to overcome any presumption that grants of stock options or restricted stock units in 2012 (other than the restricted stock units described in footnote 7) were made in contemplation of a change in control pursuant to regulations promulgated under the Code. Furthermore, it was assumed that no value will be attributed to any non-competition agreement. At the time of payment, such a value may be attributed, which would result in a reduction of amounts subject to the excise tax and a corresponding reduction in the amount of tax gross–up payments made to the applicable Executive Officer.

(6)	The benefits shown for the Executive Officers in the Post-Merger Termination row and the Merger and Termination row consist of the cost of outplacement services from an executive search agency not to exceed 10% of the Executive Officer’s annual base salary, and $15,000 in fees and expenses of consultants and legal or accounting advisors. These benefits are “double trigger” as they will be payable only upon a Covered Termination following the consummation of the Merger.
(7)	In order to promote the retention of key executives during the period prior to and following the consummation of the Merger, Pentair will grant additional equity awards to the Executive Officers in connection with the consummation of the Merger. Messrs. Meyer’s and Borin’s Waiver Letters provide for grants of restricted stock units with grant date values of $486,953 and $263,157, respectively.

In addition, in consideration for the waivers of acceleration of equity and cash performance awards included in the Waiver Letters, Pentair will grant additional equity awards to the Executive Officers in connection with the consummation of the Merger. Messrs. Meyer’s and Borin’s Waiver Letters provide for grants of restricted stock units with grant date values of $75,000 and $50,000, respectively.

All such awards are expected to vest in equal 50% installments on each of the third and fourth anniversaries of the consummation of the Merger, subject to earlier pro rata vesting in the event of a Covered Termination.

No amounts are shown for these awards in the Merger Only row, the Post-Merger Termination row or the Merger and Termination row in the table above because in the event of a termination (including a Covered Termination) upon the date of the consummation of the Merger, the maximum prorated payment would, in each case, be zero.

In the case of each Executive Officer, the agreements providing for payments and other benefits upon a Covered Termination following the consummation of the Merger also require the Named Executive Officer to devote his or her best efforts to the combined company while employed during the three-year (for Mr. Meyer) or two-year (for Mr. Borin) period following the Merger, to maintain the confidentiality of Pentair’s information during and following employment, and to refrain from competitive activities for a period of one year following termination of employment with Pentair or the combined company.

Regulatory Approvals

U.S. Antitrust. Under the HSR Act and related rules, the Merger may not be completed until notifications have been given and information furnished to the Federal Trade Commission and to the Antitrust Division and all statutory waiting period requirements have been satisfied. The HSR Act provides for an initial 30-calendar-day statutory waiting period following the necessary filings by the parties to the merger, unless the Federal Trade Commission and Antitrust Division terminates the waiting period early. Pentair and New Pentair filed Notification and Report Forms with the Federal Trade Commission and the Antitrust Division on April 17, 2012 and early termination of the HSR Act waiting period was granted on April 25, 2012.

At any time before or after completion of the Merger, the Federal Trade Commission or the Antitrust Division could take any action under the antitrust laws that it deems necessary or desirable in the public interest, including seeking to enjoin completion of the Spin-off and the Merger or seeking divestiture of substantial assets of Pentair or New Pentair or the imposition of other remedies. In addition, the U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including without limitation seeking to enjoin the completion of the Merger or permitting completion subject to regulatory concessions or conditions. The Spin-off and the Merger could also be the subject of challenges by private parties under the antitrust laws.

Tyco and Pentair have agreed to use their reasonable best efforts, subject to specified limitations to obtain as promptly as practicable various consents, registrations, approvals, waivers, permits, authorizations, clearances and other actions of or by any governmental authority that are necessary or advisable under or in respect of any other antitrust law in order to consummate the Merger and the Transactions. Under the Merger Agreement, the use of such reasonable best efforts does not require Tyco or Pentair to agree to or accept any term or condition to any regulatory approval if the terms and conditions of or to the regulatory approvals would reasonably be expected to have a material and adverse impact on the value, financial condition or credit quality of Tyco Flow Control and its subsidiaries, taken as a whole and including for such purposes Pentair and its subsidiaries.

Other Regulatory Approvals. In addition, Pentair and New Pentair are required to provide notifications to the European Union, Chinese and Turkish competition authorities. Subsequent to a notification filed on June 15, 2012, Pentair and New Pentair received on July 11, 2012 a decision from the European Commission under Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings declaring that the Merger is compatible with the internal market and with the Agreement of the European Economic Area. Pentair and New Pentair are also seeking clearance under the Chinese Anti-Monopoly Law with a notification submitted to the Anti-Monopoly Bureau of China’s Ministry of Commerce on May 4, 2012. The Anti-Monopoly Bureau of China’s Ministry of Commerce initiated the formal review period for the notification on July 3, 2012. Further, subsequent to a notification submitted to the Competition Board of the Turkish Competition Authority on June 27, 2012, Pentair and New Pentair received on July 19, 2012 a decision granting clearance under the Turkish Law on Protection of Competition No. 4054 and the Turkish Competition Authority Communiqué No. 2010/4 on Mergers and Acquisitions Requiring the Approval of the Competition Board. Pentair and New Pentair as appropriate also may provide notice and seek regulatory clearance in other jurisdictions.

There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Listing

New Pentair has agreed to make application to the NYSE for the listing of the New Pentair common shares to be issued in connection with the Merger and use all reasonable best efforts to cause such shares to be approved for listing. It is a condition to the completion of the Transactions that the New Pentair common shares will have been approved for listing on the NYSE, subject to official notice of issuance.

Federal Securities Law Consequences; Resale Restrictions

The New Pentair common shares distributed to Tyco shareholders in the Distribution and issued to Pentair shareholders as consideration for the Merger will be freely transferable, except for shares received by individuals who are affiliates of New Pentair. Individuals who may be considered New Pentair affiliates after the Transactions include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for U.S. federal securities law purposes. These individuals may include some or all of New Pentair’s directors and executive officers. Individuals who are New Pentair’s affiliates will be permitted to sell their New Pentair common shares only pursuant to an effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Accounting Treatment

ASC Topic 805, Business Combinations, requires the use of the purchase method of accounting for business combinations. In applying the purchase method, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (New Pentair in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following:

•

The relative voting interests in New Pentair after the Transactions. In this case, Tyco shareholders are expected to receive approximately 52.5% of the equity ownership and associated voting rights in New Pentair after the Transactions.

•

The composition of the governing body of New Pentair after the Transactions. In this case, the composition of the Board of Directors of New Pentair after the Transactions will be comprised of the ten current members of the Board of Directors of Pentair plus up to two members designated by Tyco prior to the mailing of the Tyco Proxy Statement and reasonably acceptable to Pentair. Tyco has selected only one designee to the New Pentair board of directors. As more fully described in “Description of New Pentair Capital Stock—General Meetings of Shareholders and Voting Rights,” New Pentair’s board of directors will be divided into three classes substantially equivalent in size, with each class serving a three-year term. One class will be elected at each annual general meeting of shareholders. As a result, any significant shift in the composition of the board of directors proposed by New Pentair would take at least two years.

•	The composition of senior management of New Pentair after the Transactions. In this case, New Pentair’s executive officers following the merger will be the current executive officers of Pentair.

Pentair and New Pentair have determined that Pentair will be the accounting acquiror in this combination based on the pertinent facts and circumstances, including those outlined above. New Pentair will apply purchase accounting to the assets and liabilities of the Tyco Flow Control Business upon consummation of the Transactions. Upon completion of the Transactions, the historical financial statements of New Pentair will be those of Pentair.

Rights of Appraisal

Pentair shareholders will not be entitled to appraisal or dissenters’ rights under the Minnesota Business Corporation Act in connection with the Merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences to Tyco, New Pentair and Pentair and to Tyco shareholders and Pentair shareholders in connection with the Distribution and the Merger. This summary is based on the Code and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this proxy statement/prospectus and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to Tyco shareholders and Pentair shareholders that are U.S. Holders. A U.S. Holder is a beneficial owner of Tyco common shares or Pentair common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a United States trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary also does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	persons who acquired shares pursuant to the exercise of employee stock options or otherwise as compensation;

•	shareholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Tyco equity or Pentair equity;

•	holders owning shares as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	holders who are subject to the alternative minimum tax; or

•	persons that own Tyco common shares or Pentair common shares through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to shareholders who do not hold Tyco common shares or Pentair common shares as a capital asset. Moreover, this summary does not address any state, local or non-U.S. tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Tyco common shares or Pentair common shares, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the Distribution and the Merger.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER AND THE ONGOING OWNERSHIP OF NEW PENTAIR SHARES.

The Distribution

Tyco has received a private letter ruling from the IRS to the effect that, for U.S. federal income tax purposes, the Distribution, except for cash received in lieu of fractional shares of New Pentair stock, will qualify as tax-free to Tyco and Tyco shareholders under Sections 355 and 361 of the Code and that certain internal transactions undertaken in anticipation of the Distribution will qualify for favorable treatment under the Code.

Even if the Distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may result in corporate level taxable gain to Tyco under Section 355(e) of the Code if 50% or more, by vote or value, of New Pentair common shares or Tyco common shares are acquired or issued as part of a plan or series of related transactions that includes the Distribution. For this purpose, any acquisitions or issuances of Tyco common shares within two years before the Distribution, and any acquisitions or issuances of New Pentair common shares or Tyco common shares within two years after the Distribution, generally are presumed to be part of such a plan, although New Pentair or Tyco may be able to rebut that presumption. For purposes of this test, the Merger might be treated as part of such a plan or series of related transactions but if so would not, by itself, cause the Distribution to be taxable to Tyco since Pentair shareholders will acquire less than 50% of New Pentair shares. The change in ownership resulting from the Merger, if treated as part of a plan or series of related transactions that includes the Distribution, would be aggregated with other acquisitions or issuances of our shares that occur as part of a plan or series of related transactions that include the Distribution in determining whether a 50% change in ownership has occurred. The process for determining whether a change of ownership has occurred under the tax rules is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If New Pentair does not carefully monitor its compliance with these rules, New Pentair could inadvertently cause or permit a change of ownership to occur, triggering its obligation to indemnify Tyco or ADT pursuant to the 2012 Tax Sharing Agreement.

If an acquisition or issuance of New Pentair shares or Tyco shares triggers the application of Section 355(e) of the Code, Tyco would recognize a taxable gain as described above, but such gain generally would not be subject to U.S. federal income tax. However, certain subsidiaries or affiliates of New Pentair or Tyco could incur significant U.S. federal income tax liabilities as a result of the application of Section 355(e) of the Code. In connection with the private letter ruling and the opinion of Tyco’s tax counsel, Tyco has represented that the Distribution is not part of any such plan or series of related transactions, and New Pentair has represented that there is no plan or intention to issue or redeem equity securities in a manner that would cause the 50% threshold to be met. If any of the representations are untrue or any party takes, or omits to take, certain actions that cause the Distribution to be taxable or that cause certain internal transactions undertaken in anticipation of the Distribution to fail to qualify for favorable treatment under the Code, the responsible party would be obligated to indemnify the other party for any resulting taxes and related expenses under the 2012 Tax Sharing Agreement. See “The Separation and Distribution Agreement and Ancillary Agreements—Tax Sharing Agreement.” Such indemnification obligations could have a material adverse effect on either Tyco or New Pentair.

The Merger

It is a condition to closing that, at the Effective Time, Tyco will have received a private letter ruling from the IRS, Tyco will have received a tax opinion from McDermott Will & Emery LLP and Pentair will have received a tax opinion from Cravath, Swaine & Moore LLP, in each case to the effect that (1) the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (2) Section 367(a)(1) of the Code will not cause the Merger to be taxable to Pentair shareholders

(except for any U.S. Holder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations but who does not enter into a “gain recognition agreement” with the IRS). The private letter ruling also is expected to provide that certain post-closing transactions will not prevent the tax-free treatment of the Distribution or the Merger.

Assuming the conclusions in the private letter ruling and the tax opinions are sustained, none of Pentair, Tyco, New Pentair, Panthro Acquisition or Panthro Merger Sub will recognize gain or loss in the Merger and Pentair shareholders (except for any U.S. Holder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations but who does not enter into a “gain recognition agreement” with the IRS) will have the following U.S. federal income tax consequences:

•	Pentair shareholders will not recognize gain or loss on the exchange of their Pentair common shares solely for New Pentair common shares in the Merger;

•	a Pentair shareholder’s tax basis in New Pentair common shares received in the Merger will be the same as such shareholder’s tax basis in Pentair common shares exchanged therefor; and

•	a Pentair shareholder’s holding period for New Pentair common shares received in the Merger will include such shareholder’s holding period for Pentair common shares exchanged therefor.

Any U.S. Holder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations, but who does not enter into a “gain recognition agreement” with the IRS, will recognize gain (but not loss) in an amount equal to the excess of the fair market value of the New Pentair common shares it receives in the Merger over its tax basis in the Pentair shares surrendered in exchange therefor.

Although the private letter ruling, if received, generally will be binding on the IRS, it will be based on certain facts and assumptions, and certain representations and undertakings, from Pentair, New Pentair and Tyco that certain conditions that are necessary to obtain tax-free treatment under the Code have been satisfied. The tax opinions that Tyco and Pentair expect to receive also will be based on certain facts and assumptions, and certain representations and undertakings, provided by Pentair, Tyco, New Pentair, Panthro Acquisition and Panthro Merger Sub. If any of these facts, representations, assumptions or undertakings are not correct or have been violated, the private letter ruling could be revoked retroactively or modified by the IRS, and the parties’ ability to rely on the opinion of counsel could be jeopardized. Tyco, New Pentair and Pentair are not aware of any facts or circumstances, however, that would cause these facts, representations or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

If, notwithstanding the conclusions that the parties expect to be included in the private letter ruling and the opinions, it is ultimately determined that the Merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, then each Pentair shareholder would recognize gain or loss equal to the difference between the fair market value of the New Pentair common shares it receives in the Merger and its tax basis in the Pentair shares surrendered in exchange therefor. If the Merger qualifies as a reorganization but it is ultimately determined that the transfer of Pentair shares by Pentair shareholders pursuant to the Merger does not qualify for an exception to Section 367(a) of the Code, then each Pentair shareholder would recognize gain (but not loss) equal to the excess of the fair market value of the New Pentair common shares it receives in the Merger over its tax basis in the Pentair shares surrendered in exchange therefor. In each case, any gain so recognized would generally be long-term capital gain if the U.S. Holder has held the Pentair common shares for more than one year at the time the Merger is completed. Long-term capital gain of an individual generally is subject to a maximum U.S. federal income tax rate of 15% with respect to taxable years beginning on or before December 31, 2012. The deductibility of capital losses is subject to limitations.

For a holder who acquired different blocks of Pentair common shares at different times and at different prices, realized gain or loss generally must be calculated separately for each identifiable block of shares exchanged in the Merger, and a loss realized (but not recognized) on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares. Pentair shareholders that have acquired different blocks of Pentair common shares at different times or at different prices should consult their tax advisors regarding the allocation of their tax basis among, and their holding period of, New Pentair common shares received in exchange for such Pentair common shares.

A U.S. HOLDER OF PENTAIR COMMON SHARES WHO WILL OWN, ACTUALLY OR CONSTRUCTIVELY, AT LEAST FIVE PERCENT OF NEW PENTAIR BY VOTE OR VALUE IMMEDIATELY AFTER THE MERGER WILL QUALIFY FOR NON-RECOGNITION TREATMENT AS DESCRIBED HEREIN ONLY IF THE SHAREHOLDER FILES A “GAIN RECOGNITION AGREEMENT” WITH THE IRS. ANY SUCH SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE DECISION TO FILE A “GAIN RECOGNITION AGREEMENT” AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION WITH SUCH FILING.

Ownership of New Pentair common shares

The following discussion is a summary of material U.S. federal income tax consequences of the ownership and disposition of New Pentair common shares to U.S. Holders who receive such shares pursuant to the Merger.

Taxation of Dividends

Dividends will generally be taxed as ordinary income to U.S. Holders to the extent that they are paid out of New Pentair’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to the following discussion of special rules applicable to Passive Foreign Investment Companies (“PFICs”), the gross amount of the dividends, if any, paid by New Pentair to U.S. Holders, without reduction for Swiss withholding taxes, may be eligible to be taxed at lower rates applicable to certain qualified dividends. The maximum U.S. federal income tax rate imposed on dividends received by individuals from U.S. and certain foreign corporations is 15% with respect to taxable years beginning on or before December 31, 2012. Recipients of dividends from foreign corporations will be taxed at this rate, provided that certain holding period requirements are satisfied and certain other requirements are met, if the dividends are received from certain “qualified foreign corporations,” which generally includes corporations eligible for the benefits of an income tax treaty with the U.S. that the Secretary of the Treasury determines is satisfactory and includes an information exchange program. Dividends paid with respect to stock of a foreign corporation that is readily tradable on an established securities market in the U.S. will also be treated as having been received from a “qualified foreign corporation.” The U.S. Department of the Treasury and the IRS have determined that the U.S.-Swiss Treaty is satisfactory for this purpose. In addition, the U.S. Department of the Treasury and the IRS have determined that common stock is considered readily tradable on an established securities market if it is listed on an established securities market in the U.S. such as the NYSE. Accordingly, dividends received by individual U.S. Holders should be entitled to favorable treatment as dividends received with respect to stock of a “qualified foreign corporation.” Dividends paid by New Pentair will not qualify for the dividends received deduction otherwise available to corporate shareholders.

To the extent that the amount of any dividend exceeds New Pentair’s current and accumulated earnings and profits for a taxable year, the excess will first be treated as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted basis in New Pentair common shares. The balance of the excess, if any, will be taxed as capital gain, which would be long-term capital gain if the holder has held New Pentair common shares for more than one year at the time the dividend is received (as described below in “— Sale, Exchange or Other Taxable Disposition”).

In certain circumstances, a U.S. Holder may be eligible to receive a foreign tax credit for the Swiss withholding taxes (if any) payable in respect of dividends received by the U.S. Holder and, in the case of a corporate U.S. Holder owning 10% or more of the voting shares of New Pentair, for a portion of the Swiss taxes paid by New Pentair.

It is possible that New Pentair is, or at some future time will be, at least 50% owned by U.S. persons. Dividends paid by a foreign corporation that is at least 50% owned by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes to the extent the foreign corporation has more than an insignificant amount of U.S. source income. The effect of this rule may be to treat a portion of any dividends paid by New Pentair as U.S. source income. Treatment of the dividends as U.S. source income in whole or in part may limit a U.S. Holder’s ability to claim a foreign tax credit for the Swiss withholding taxes payable in respect of the dividends. The Code permits a U.S. Holder entitled to benefits under the U.S.-Swiss Treaty to elect to treat any company dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. U.S. Holders should consult their own tax advisors about the desirability of making, and the method of making, such an election.

The amount of any dividend paid in Swiss Francs will be the U.S. dollar value of the Swiss Francs distributed by New Pentair, calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the Swiss Francs are converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.

Sale, Exchange or Other Taxable Disposition

Subject to the following discussion of special rules applicable to PFICs, a U.S. Holder will generally recognize taxable gain or loss on the sale, exchange or other taxable disposition of New Pentair common shares in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the holder’s tax basis in New Pentair common shares. Gain or loss, if any, will generally be U.S. source income for foreign tax credit limitation purposes.

Gain or loss realized on the sale, exchange or other taxable disposition of New Pentair common shares generally will be capital gain or loss and will be long-term capital gain or loss if New Pentair common shares have been held for more than one year. Long-term capital gain of an individual generally is subject to a maximum U.S. federal income tax rate of 15% with respect to taxable years beginning on or before December 31, 2012. The deduction of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

A PFIC is any foreign corporation if, after the application of certain “look-through” rules, (a) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the Code, or (b) at least 50% of the average value of its assets produce “passive income” or are held for the production of “passive income.” The determination as to PFIC status is made annually. If a U.S. Holder is treated as owning PFIC stock, the U.S. Holder will be subject to special rules generally intended to reduce or eliminate the benefit of the deferral of U.S. federal income tax that results from investing in a foreign corporation that does not distribute all of its earnings on a current basis. These rules may adversely affect the tax treatment to a U.S. Holder of dividends paid by New Pentair and of sales, exchanges and other dispositions of New Pentair common shares, and may result in other adverse U.S. federal income tax consequences.

Pentair, Tyco and New Pentair believe that New Pentair common shares should not be treated as shares of a PFIC, and Pentair, Tyco and New Pentair do not expect that New Pentair will become a PFIC in the future. However, there can be no assurance that the IRS will not successfully challenge this position or that New Pentair will not become a PFIC at some future time as a result of changes in New Pentair’s assets, income or business operations.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders of New Pentair common shares and the proceeds received on the disposition of New Pentair common shares effected within the U.S. (and, in certain cases, outside the U.S.), paid to U.S. Holders other than certain exempt recipients (such as corporations). Backup withholding (currently at a rate of 28%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or as a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Assuming the Merger is treated as a reorganization, a Pentair shareholder who receives New Pentair common shares as a result of the Merger will be required to retain records pertaining to the Merger. Each Pentair shareholder who is required to file a U.S. federal income tax return and who is a “significant holder” that receives New Pentair common shares in the Merger will be required to file a statement with such U.S. federal income tax return setting forth such shareholder’s basis in the Pentair common shares surrendered and the fair market value of such stock immediately before the Merger. A “significant holder” is a Pentair shareholder who, immediately before the Merger, owned at least 5% of the outstanding stock of Pentair.

Foreign Asset Reporting

Recent legislation generally requires individuals who own “specified foreign financial assets” with an aggregate value in excess of U.S. $50,000 in taxable years beginning after March 18, 2010 to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. New Pentair common shares may be considered a “specified foreign financial asset.” U.S. Holders required to report information relating to their ownership of New Pentair common shares must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they held New Pentair common shares. U.S. Holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of New Pentair common shares.

MATERIAL SWISS TAX CONSIDERATIONS

This discussion does not generally address any aspects of Swiss taxation other than federal, cantonal and communal income taxation, federal withholding taxation, and federal stamp tax. This discussion is not a complete analysis or listing of all of the possible tax consequences of the Distribution and the Merger and does not address all tax considerations that may be relevant to you. Special rules that are not discussed in the general descriptions below may also apply to you.

This discussion is based on the laws of the Confederation of Switzerland, including the Federal Income Tax Act of 1990, the Federal Harmonization of Cantonal and Communal Income Tax Act of 1990, the Federal Withholding Tax Act of 1965, and the Federal Stamp Duty Act of 1973, as amended (the “Swiss tax law”), existing and proposed regulations promulgated thereunder, published judicial decisions and administrative pronouncements, each as in effect on the date of this proxy statement/prospectus or with a known future effective date. These laws may change, possibly with retroactive effect.

For purposes of this discussion, a “Swiss Holder” is any beneficial owner of shares that for Swiss federal income tax purposes is:

•

an individual resident of Switzerland or otherwise subject to Swiss taxation under article 3, 4 or 5 of the Federal Income Tax Act of 1990, as amended, or article 3 or 4 of the Federal Harmonization of Cantonal and Communal Income Tax Act of 1990, as amended;

•

a corporation or other entity taxable as a corporation organized under the laws of Switzerland under article 50 or 51 of the Federal Income Tax Act of 1990, as amended, or article 20 or 21 of the Federal Harmonization of Cantonal and Communal Income Tax Act of 1990, as amended; or

•	an estate or trust, the income of which is subject to Swiss income taxation regardless of its source.

A “Non-Swiss Holder” of shares is a holder that is not a Swiss Holder. For purposes of this summary, “Holder” or “Shareholder” means either a Swiss Holder or a Non-Swiss Holder or both, as the context may require.

You are advised to consult your own tax advisers in light of your particular circumstances as to the Swiss tax laws, regulations and regulatory practices that could be relevant for you in connection with the Distribution and the Merger and with the ongoing ownership of New Pentair shares.

The Distribution

Swiss Withholding Tax—Distribution to Shareholders

Generally, Swiss withholding tax (Verrechnungssteuer) of 35% is due on dividends and similar distributions to New Pentair’s and Tyco’s shareholders, regardless of the place of residency of the shareholder. As of January 1, 2011, distributions to shareholders out of qualifying contributed surplus (Kapitaleinlagereserven) accumulated on or after January 1, 1997 are exempt from Swiss withholding tax under the capital contribution principle (Kapitaleinlageprinzip), if certain conditions are met. Tyco has obtained a ruling from the Federal Tax Administration confirming that Tyco’s qualifying contributed surplus in the amount of CHF 38,380,489,155 as of September 24, 2010 (reduced to CHF 37,037,568,207 as of February 23, 2012) represents such qualifying contributed surplus accumulated after January 1, 1997. Tyco has obtained a second ruling from the Swiss Federal Tax Authorities confirming that the Distribution qualifies as payment out of such qualifying contributed surplus and no amount will be withheld by Tyco when making the Distribution up to the amount of such qualifying contributed surplus.

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Swiss Holders will not be subject to any Swiss federal, cantonal and communal income tax on the Distribution.

Swiss resident individuals who hold their Tyco shares and, consequently, the entitlement to the Distribution, as private assets (the shareholders referred to in this paragraph, hereinafter for purposes of this section, “Swiss Private Holders”) are not required to include the Distribution in their personal income tax return. Based on Swiss tax law, the Distribution corresponds to the repayment of the share premium and should not be subject to Swiss federal, cantonal or communal individual income tax. Capital gains resulting from the sale or other disposition of New Pentair shares are not subject to Swiss federal, cantonal and communal income tax and, conversely, capital losses are not tax-deductible for Swiss Private Holders. Special rules may apply to Swiss resident individuals who hold Tyco shares and, consequently, the entitlement to the Distribution, as private assets and who transfer, individually or together with other shareholders, five percent or more of the shares into a corporation in which the shareholder or shareholders personally own fifty percent or more of the capital. Special rules may also apply if a shareholder sells, individually or together with other shareholders, more than twenty percent of the shares out of his private assets to a buyer who owns the shares as business assets.

Corporate and individual shareholders who hold their Tyco shares and, consequently, the entitlement to the Distribution, as part of a trade or business carried on in Switzerland (or, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated in Switzerland for tax purposes) (the shareholders referred to in this paragraph, hereinafter for purposes of this section, “Swiss Commercial Holders”) will be subject to Swiss federal, cantonal and communal income tax on the Distribution, including any cash received in lieu of a fractional New Pentair common share, to the extent that the participation income cannot be reduced by a respective depreciation on the investment in Tyco and/or where the participation relief (Beteiligungsabzug) is not applicable. In addition, a gain or loss realized on the sale or other disposition of rights must be recognized in such shareholder’s income statement for the respective taxation period and such shareholders will be subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period, unless a participation relief is applicable. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing or leveraged investments in shares and other securities. Only Swiss Commercial Holders who are corporate taxpayers may be eligible for a participation relief (Beteiligungsabzug) in respect of the Distribution if the Tyco shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million. In addition, Swiss Commercial Holders who are corporate taxpayers may be eligible for a participation relief (Beteiligungsabzug) in respect of a potential gain realized on the sale or other disposition of the New Pentair shares if the selling price of the New Pentair shares held by them as part of a Swiss business exceeds their investment cost, the shares were held for at least one year and account for at least 10% of the total shares in New Pentair.

Swiss Cantonal and Communal Private Wealth Tax and Capital Tax

Non-Swiss Holders are not subject to Swiss cantonal and communal private wealth tax or capital tax.

Swiss Private Holders and Swiss Commercial Holders who are individuals are required to report their Tyco shares and New Pentair shares as part of private wealth or their Swiss business assets, as the case may be, and will be subject to Swiss cantonal and communal private wealth tax on any net taxable wealth (including Tyco shares and New Pentair shares).

Swiss Commercial Holders are subject to Swiss cantonal and communal capital tax on taxable capital to the extent the aggregate taxable capital is allocable to Switzerland.

The Merger

Swiss Withholding Tax

It is a condition to closing that, at the Effective Time, Tyco will have received a tax ruling from the Swiss Federal Tax Administration (a “Swiss Tax Ruling”) substantially to the effect that the Merger is not subject to Swiss withholding tax.

Swiss Federal, Cantonal and Communal Individual and Corporate Income Taxes

It is a condition to closing that, at the Effective Time, Tyco will have received a Swiss Tax Ruling substantially to the effect that the Merger qualifies for Swiss tax purposes as a tax free quasi-merger within the meaning of Section 4.1.7 of the Swiss Federal Circular No. 5 of 1 June 2004 (Kreisschreiben Nr. 5 “Umstrukturierungen”) issued by the Swiss Federal Tax Administration. The Swiss Tax Rulings do not address the Swiss income tax consequences of the Merger to Pentair shareholders. However, it is expected that for Swiss resident individual shareholders holding their Pentair shares as private assets (Privatvermögen) the Merger should be tax free for federal, cantonal and communal income tax purposes. For Swiss resident individual shareholders holding their shares as business assets (Geschäftsvermögen) and for Swiss resident corporate shareholders the Merger may not be recognized as tax neutral by the Swiss tax authorities. In such case, the difference between the fair market value of the shares and the relevant tax basis may be treated as taxable income even if no income has been booked in the Swiss statutory profit and loss statement.

Swiss Stamp Taxes

It is a condition to closing that, at the Effective Time, Tyco will have received a Swiss Tax Ruling substantially to the effect that the issue of the New Pentair shares in connection with the Merger is not subject to Swiss one-time capital issuance tax (Emissionsabgabe) and that the Merger is not subject to Swiss securities transfer tax (Umsatzabgabe).

Holding Stock of New Pentair

Swiss Withholding Tax

Dividends that New Pentair pays on its shares, which are not a repayment of nominal value of shares or qualifying contributed surplus (Kapitaleinlagereserven) of shares, are, in their gross amount, subject to Swiss withholding tax (Verrechnungssteuer) at a rate of 35%. The Company is required to withhold the Swiss withholding tax from the dividend and remit it to the Swiss Federal Tax Administration.

The Swiss withholding tax on a dividend will be refundable in full to a Swiss Private Holder and to a Swiss Commercial Holder, who, in each case, as a condition to a refund, inter alia, duly reports the dividend on his or her individual income tax return as income or recognizes the dividend on his or her income statement as earnings, as applicable.

A Non-Swiss Holder may be entitled to a partial refund of the Swiss withholding tax on a dividend if the country of residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met. Such shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) might differ from country to country. A U.S. Holder that qualifies for benefits under the U.S.-Swiss Treaty may apply for a refund of the tax withheld in excess of the 15% treaty rate (or in excess of the 5% reduced treaty rate for qualifying corporate shareholders with at least 10% participation in New Pentair’s voting shares, or for a full refund in the case of qualified pension funds).

Swiss Federal, Cantonal and Communal Individual and Corporate Income Taxes

Shareholders who are not resident in Switzerland for tax purposes, and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (all such shareholders, hereinafter, for purposes of this section, “Non-Swiss Holders”), will not be subject to any Swiss federal, cantonal and communal income tax on dividends (or repayments of nominal value) paid to them on shares.

Individual shareholders, who are resident in Switzerland for tax purposes, holding their shares as private assets (the shareholders referred to in this paragraph, hereinafter for purposes of this section, “Swiss Private

Holders”), are required to include dividends (but not repayments of nominal value of shares or qualifying contributed surplus (Kapitaleinlagereserven) of shares) in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period. Capital gains resulting from the sale or other disposition of shares are not subject to Swiss federal, cantonal and communal income taxes, and conversely, capital losses are not tax-deductible for Swiss Private Holders.

Corporate and individual shareholders who hold their shares as part of a trade or business carried on in Switzerland (or, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated in Switzerland for tax purposes) and therefore are resident in Switzerland for tax purposes (the shareholders referred to in this paragraph, hereinafter for purposes of this section, “Swiss Commercial Holders”) are required to recognize dividends (and repayments of nominal value of shares or qualifying contributed surplus (Kapitaleinlagereserven) of shares) received on shares and capital gains or losses realised on the sale or other disposition of shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period.

The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities.

Swiss Commercial Holders who are corporate taxpayers may be eligible for dividend relief (Beteiligungsabzug) in respect of dividends (and repayments of nominal value of shares or qualifying contributed surplus (Kapitaleinlagereserven) of shares) if the shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million.

Swiss Cantonal and Communal Private Wealth Tax and Capital Tax

Non-Swiss Holders are not subject to Swiss cantonal and communal private wealth tax or capital tax.

Swiss Private Holders and Swiss Commercial Holders, who are individuals are required to report their shares as part of private wealth or their Swiss business assets, as the case may be, and will be subject to Swiss cantonal and communal private wealth tax on any net taxable wealth (including shares), in the case of Swiss Commercial Holders to the extent the aggregate taxable wealth is allocable to Switzerland.

Swiss Commercial Holders who are corporate taxpayers are subject to Swiss cantonal and communal capital tax on taxable capital to the extent the aggregate taxable capital is allocable to Switzerland.

Swiss Stamp Taxes

A transfer of shares where a bank or another securities dealer in Switzerland (as defined in the Swiss Federal Stamp Tax Act) acts as an intermediary, or is a party, to the transaction, may be subject to the Swiss securities transfer tax at an aggregate rate of up to 0.15% of the consideration paid for such shares.

THE MERGER AGREEMENT

The following is a summary of the material terms and provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the terms and provisions of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. Shareholders of Pentair are encouraged to read the entire Merger Agreement. The Merger Agreement has been included to provide Pentair’s shareholders with information regarding its terms. The Merger Agreement is not intended to provide any other factual information about Pentair, Tyco, New Pentair and their affiliates following completion of the Merger. Information about Pentair, Tyco, New Pentair and their affiliates can be found elsewhere in this proxy statement/prospectus.

The Merger Agreement contains representations and warranties of Tyco solely for the benefit of Pentair and representations and warranties of Pentair solely for the benefit of Tyco. These representations and warranties have been made solely for the benefit of the other parties to the Merger Agreement and have been qualified by certain information that has been disclosed to the other parties to the Merger Agreement and that is not reflected in the Merger Agreement. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, shareholders should not rely on the representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures. Pentair and New Pentair do not believe that securities laws require disclosure of any information related to the Merger Agreement other than information that has already been so disclosed.

Note that while the Merger Agreement refers to fractional shares when discussing the merger consideration, no fractional shares will result from the Merger given that each Pentair common share outstanding at the time of the Merger will be exchanged for one newly issued New Pentair common share in connection with the Merger.

The Merger

Under the Merger Agreement and in accordance with Minnesota law, at the Effective Time, Panthro Merger Sub will merge with and into Pentair. As a result of the Merger, the separate corporate existence of Panthro Merger Sub will terminate and Pentair will continue as the surviving corporation and a wholly owned, indirect subsidiary of New Pentair. Additionally, at the Effective Time, the Articles of Association of New Pentair will be substantially in the form set forth in Annex F to this proxy statement/prospectus. Accordingly, New Pentair will be an independent, publicly-traded company organized under the laws of Switzerland and will operate the businesses of New Pentair (referred to elsewhere in this proxy statement/prospectus as the Tyco Flow Control Business) and Pentair. It is expected that the Merger will be consummated immediately following the Distribution.

Closing; Effective Time

Under the terms of the Merger Agreement, the closing of the Merger will take place on the later of September 28, 2012 and the fifth business day following satisfaction or waiver (to the extent permitted by law) of the conditions precedent to the Merger (other than those to be satisfied at, or immediately prior to, closing), unless otherwise agreed upon by Pentair and Tyco. The “Effective Time” will be the date and time when the Articles of Merger are duly filed with the Secretary of State of the State of Minnesota or such later date or time as is agreed among the parties in writing and specified in the Articles of Merger in accordance with the relevant provisions of the Minnesota Business Corporation Act. The Merger is expected to be consummated immediately following the Distribution.

Merger Consideration

The Merger Agreement provides that, at the Effective Time, each Pentair common share outstanding, other than Pentair common shares owned by any subsidiary of Pentair or New Pentair, will be converted into the right to receive one share of New Pentair, with the result that former Pentair shareholders will hold approximately 47.5% of New Pentair common shares and Tyco shareholders as of the record date of the Distribution and their transferees will hold approximately 52.5% of New Pentair common shares on a fully-diluted basis (excluding treasury shares) immediately following the Merger. Tyco shareholders will not receive any new shares of New Pentair in the Merger and will continue to hold the New Pentair shares they receive in the Distribution. Upon the conversion, all converted Pentair common shares will automatically be canceled and cease to exist. Pentair shareholders do not have appraisal rights under Minnesota or Swiss law in connection with the Merger.

Treatment of Pentair Equity Awards

In addition to the equity awards held by Pentair directors and employees, certain equity awards held by Tyco directors and employees will convert to equity awards of New Pentair. See “The Separation and Distribution Agreement and the Ancillary Agreements—The Separation and Distribution Agreement—Conversion of Equity Awards.”

Treatment of Stock Options

At the Effective Time, each outstanding option to purchase Pentair common shares, whether vested or unvested, will be converted, on the same terms and conditions as were applicable under such Pentair stock option immediately before the Effective Time, into an option to acquire a number of New Pentair common shares equal to the number of Pentair common shares subject to such option immediately before the Effective Time at the same exercise price per share.

Treatment of Restricted Stock Units

At the Effective Time, each outstanding Pentair restricted stock unit, whether vested or unvested, will be converted into a New Pentair restricted stock unit, on the same terms and conditions as were applicable under such Pentair restricted stock unit immediately before the Effective Time.

Treatment of Restricted Shares

At the Effective Time, each outstanding Pentair restricted share will be converted into a New Pentair restricted share, subject to the same terms and conditions as were applicable under such Pentair restricted share immediately before the Effective Time.

Treatment of Other Share-Based Awards

At the Effective Time, each other outstanding Pentair share-based award, whether vested or unvested, will be converted into an award with respect to New Pentair common shares, subject to the same terms and conditions as were applicable under such other share-based award immediately before the Effective Time, with respect to a number New Pentair common shares equal to the number of Pentair common shares subject to such other share-based award immediately before the Effective Time.

Treatment of Employee Stock Purchase Plan

At and following the Effective Time, Pentair’s employee stock purchase plan will remain in effect and any then-current purchase period under such plan will continue in effect in accordance with its terms, except that, following the Effective Time, all rights to purchase Pentair common shares under Pentair’s employee stock purchase plan will entitle the holder thereof to instead purchase New Pentair common shares.

Exchange of Shares in the Merger

Prior to or at the Effective Time, New Pentair will deposit with an exchange agent selected by Pentair and reasonably acceptable to Tyco (the “Exchange Agent”), for the benefit of the holders of Pentair common shares, evidence in book-entry form representing New Pentair common shares issuable pursuant to the provisions of the Merger Agreement in exchange for Pentair common shares outstanding.

As soon as reasonably practicable after the Effective Time, and to the extent not previously distributed in connection with the Distribution, New Pentair will cause the Exchange Agent to mail to any holder of record of outstanding Pentair common shares whose Pentair shares were converted into the right to receive a portion of the merger consideration pursuant to terms of the Merger Agreement: (i) a letter of transmittal and (ii) instructions for effecting the exchange of any Pentair common shares for the merger consideration.

Upon delivery to the Exchange Agent of the letter of transmittal, duly executed and with such other documents as may reasonably be required by the Exchange Agent, the holder of such Pentair common shares will be entitled to receive in exchange therefor:

(i) New Pentair common shares, which shall be in uncertificated book-entry form, and

(ii) any dividends or other distributions payable, all in accordance with the provisions of the Merger Agreement.

As of the Effective Time, the stock transfer books of Pentair will be closed and there will be no further transfers on the Pentair stock transfer books of Pentair common shares.

No dividend or other distributions with respect to New Pentair common shares with a record date after the Effective Time will be paid to any holder of any unexchanged Pentair common shares until the exchange of such shares in accordance with the Merger Agreement. Following the exchange of such shares, the record holder will be paid at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to exchange of such shares and a payment date subsequent to the exchange of such shares payable with respect to such New Pentair common shares.

Termination of the Exchange Fund

Any portion of the amounts deposited with the Exchange Agent under the Merger Agreement, referred to herein as the “Exchange Fund”, that remains undistributed to the former Pentair shareholders for 180 days after the Effective Time will be delivered to New Pentair upon demand, and any holders of Pentair common shares that have not exchanged their shares pursuant to the Merger Agreement may look only to New Pentair for payment of their claim for New Pentair common shares and any dividends with respect to New Pentair common shares (subject to any applicable abandoned property, escheat or similar law).

Officers and Directors of New Pentair

The parties to the Merger have agreed that, as of the Effective Time, the executive officers of New Pentair will consist of the following Pentair executives:

Name	Position with New Pentair
Randall J. Hogan	Chief Executive Officer
Michael V. Schrock	President and Chief Operating Officer
John L. Stauch	Executive Vice President and Chief Financial Officer
Frederick S. Koury	Senior Vice President, Human Resources
Angela D. Lageson	Senior Vice President, General Counsel and Secretary
Michael G. Meyer	Vice President of Treasury and Tax
Mark C. Borin	Corporate Controller and Chief Accounting Officer

The parties have also agreed that, as of the Effective Time, the board of directors of New Pentair will consist of the persons serving on the board of directors of Pentair as of the mailing of the Tyco Proxy Statement and up to two persons to be selected by Tyco prior to the mailing of the Tyco Proxy Statement and reasonably acceptable to Pentair. Tyco has selected only one designee to the New Pentair board of directors. Tyco will take such actions, as sole shareholder of New Pentair and otherwise, as required under the New Pentair organizational documents and applicable law to cause the board of directors of New Pentair to be so constituted, subject to and conditional upon the closing of the Merger.

Pre-Merger Transactions

Prior to the Merger, the Tyco Flow Control Business will be separated from Tyco and transferred to New Pentair in the Spin-off pursuant to the Separation and Distribution Agreement. Tyco and New Pentair will also execute a series of agreements, including the 2012 Tax Sharing Agreement, the Transition Services Agreement, the Licensing Agreements and certain other conveyancing and assumption instruments.

Shareholder Meetings

Pentair has set a record date of July 27, 2012 for a meeting of its shareholders on September 14, 2012 for purposes which include approval of the Merger and has delivered this proxy statement/prospectus to its shareholders for such meeting in accordance with applicable law and its organizational documents. Subject to certain exceptions as described in this proxy statement/prospectus, the Pentair board is obligated to recommend that Pentair shareholders vote for the Merger and has included such recommendation in this proxy statement/prospectus. See “—Board Recommendations.”

Tyco has set a record date of July 23, 2012 for a meeting of its shareholders on September 14, 2012 for purposes which include approval of the Distribution and has delivered a proxy statement on Schedule 14A to its shareholders for such meeting in accordance with applicable law and its organizational documents. Subject to certain exceptions as described in this proxy statement/prospectus, the Tyco board is obligated to recommend that Tyco shareholders vote for the Distribution and has included such recommendation in the proxy statement on Schedule 14A. See “—Board Recommendations.”

Representations and Warranties

The Merger Agreement contains representations and warranties made by Tyco to Pentair, primarily with respect to the Tyco Flow Control Business. The Merger Agreement also contains representations and warranties made by Pentair to Tyco. These representations and warranties of Tyco and Pentair, which are substantially reciprocal, relate to, among other things:

•	due organization, good standing and corporate power;

•

corporate authority to enter into and perform the obligations under, the Merger Agreement, the Separation and Distribution Agreement and other related agreements, as applicable, and enforceability of such agreements;

•	capital structure;

•

absence of a breach of organizational documents, permits and contracts and absence of a material breach of laws or material agreements as a result of the Spin-off, the Merger or any related transactions;

•	required governmental approvals;

•	financial statements and the absence of certain changes and undisclosed liabilities;

•	disclosure controls and procedures and internal control over financial reporting;

•	information supplied for use in this proxy statement/prospectus, the New Pentair Registration Statement on Form S-1 or the Tyco Proxy Statement;

•	litigation;

•	compliance with laws;

•	permits;

•	material contracts;

•	employees and employee benefits and labor matters;

•	title to assets;

•	environmental matters;

•	asbestos matters;

•	tax matters;

•	intellectual property rights;

•	insurance;

•	payment of fees to brokers or finders in connection with the Transactions;

•	opinions of financial advisors;

•	title to real properties; and

•	unlawful payments.

Tyco has also made representations and warranties to Pentair relating to a preliminary draft of Tyco Flow Control’s information statement, the sufficiency of the assets, properties, licenses, services and other rights to be contributed to New Pentair, the required vote of Tyco shareholders to approve and effect the Distribution and the authorization of the increase in New Pentair’s share capital to effect the Distribution and Merger. Pentair has also made representations and warranties to Tyco relating to the required vote of Pentair shareholders to adopt the Merger Agreement and the Merger and the inapplicability to the Merger of state anti-takeover laws and its rights plan.

Most of the representations and warranties contained in the Merger Agreement are subject to materiality qualifications and/or knowledge qualifications. The parties’ representations and warranties with respect to information supplied for use in this proxy statement/prospectus as included in the Form S-4, the New Pentair Registration Statement on Form S-1 or the Tyco Proxy Statement and payment of fees to brokers or finders in connection with the transactions survive the closing for a period of one year, and any inaccuracies of such representations and warranties are subject to the indemnification obligations of the parties under the Separation and Distribution Agreement. The parties’ other representations and warranties expire upon the Closing.

Conduct of Business Pending Closing

Each of Tyco, with respect to New Pentair, and Pentair has undertaken to perform certain covenants in the Merger Agreement and agreed to restrictions on its activities until the earlier of the termination of the Merger Agreement or the Effective Time. In general, Tyco with respect to New Pentair, and Pentair are required to conduct their business in the ordinary course, to use their commercially reasonable efforts to preserve intact their business organizations, to maintain in effect all existing permits, to maintain rights and franchises and material assets, rights and properties, to preserve their relationship with governmental authorities, key employees, customers and suppliers and to comply in all material respects with all laws and permits of all governmental authorities applicable to them. In addition, each of Tyco, with respect to New Pentair, and Pentair has agreed, amongst others, to specific restrictions relating to the following:

•	declaring or paying dividends in respect of its capital stock;

•

splitting, combining, reclassifying, subdividing or taking similar actions with respect to its capital stock or issuing or authorizing or proposing the issuance of any securities in respect of, in lieu of or in substitution for shares of its capital stock;

•

selling, pledging, disposing of, granting, transferring, leasing, licensing, guaranteeing, abandoning, allowing to lapse or expire, or authorizing the sale, pledge, disposition, grant, transfer, lease, license, guarantee, abandonment, allowance to lapse or expiration, of any assets, subject to exceptions for transfers to and among subsidiaries, certain permitted encumbrances or encumbrances that are released at or prior to the Effective Time, dispositions of obsolete equipment or assets or dispositions of assets being retired or replaced, in each case in the ordinary course of business and consistent with past practice, pledges and/or encumbrances relating to any debt that would be repaid or otherwise extinguished prior to the Effective Time and the issuance of senior notes of up to $900 million and an intercompany note to a subsidiary of Tyco of up to $500 million by New Pentair (the “Financing”), non-exclusive licenses entered into in the ordinary course of business and consistent with past practices, dispositions of inventory in the ordinary course of business and dispositions in amounts less than $50 million in the aggregate in any consecutive 12-month period;

•

making acquisitions of other entities or assets exceeding $25 million in any one transaction (or series of related transactions) or $50 million in the aggregate in any consecutive 12-month period for all such acquisitions or acquisitions which are reasonably likely to delay or prevent receipt of the required antitrust approvals, other than in the ordinary course of business and consistent with past practice;

•

redeeming, repurchasing, defeasing, canceling or otherwise acquiring or incurring any debt, other than indebtedness repaid or incurred in the ordinary course of business consistent with past practice, or liabilities that would be repaid or otherwise extinguished prior to the Effective Time and the Financing;

•

adopting a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or entering into a letter of intent or agreement in principle with respect thereto;

•	making material changes to accounting or tax reporting principles, methods or policies, except as required by a change in generally accepted accounted principles;

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taking any action or causing any action to be taken which action would cause the Transactions to fail to qualify as a reorganization pursuant to Section 368(a) of the Code or entering into, approving or becoming a party to specified acquisition transactions with respect to New Pentair or any successor thereto or acquiring or owning, directly or indirectly, any stock of the other party that may impact treatment of the Transactions under Section 355(e) of the Code;

•

amending or terminating any benefit plans or increasing the salaries, wage rates, target bonus opportunities or equity based compensation of its employees, in each case except in the ordinary course of business consistent with past practice or to the extent required by applicable laws, collective bargaining and existing agreements;

•

entering into or amending any material contract or taking any other action, if such contract, amendment or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions;

•

entering into material agreements or material modifications of existing material agreements or course of dealings with any governmental authorities relating to the conduct of its business, subject to certain limited exceptions;

•	paying, waiving, releasing or settling any material legal proceedings other than those specifically provided for in the Merger Agreement;

•	maintaining insurance in such amounts and against such risks and losses as are customary for companies engaged in each party’s respective industry;

•

committing to any capital expenditures for which New Pentair would be liable for following Merger that together with any other capital expenditures so incurred is in excess of $125 million in the aggregate in any consecutive 12-month period, excluding expenditures required in connection with prudent emergency repairs required to avoid immediate material damage to any assets of New Pentair;

•	changing organizational documents (other than pursuant to the Merger Agreement); and

•	agreeing or permitting any of its subsidiaries to agree, in writing or otherwise, to take any of the foregoing restricted actions or the other restricted actions described in the Merger Agreement.

In addition, Tyco has agreed to make capital expenditures in the fiscal year ending September 28, 2012 in an amount no less than $95 million, taking into account capital expenditures made prior to the date of the Merger Agreement, and Pentair has agreed to make capital expenditures in the fiscal year ending December 31, 2012 in an amount no less than $65 million, taking into account capital expenditures made prior to the date of the Merger Agreement. Tyco has also agreed that it will not, and will not permit any of its subsidiaries that are engaged in the Tyco Flow Control Business to transfer the employment of any individual to or from New Pentair or its subsidiaries or otherwise materially change the job functions of any individual employed by Tyco and its subsidiaries or the Tyco Flow Control Business so as to either (A) cause any such individual to cease to be considered an employee of the Tyco Flow Control Business or (B) cause any individual who would not otherwise be considered an employee of the Tyco Flow Control Business to be considered an employee of the Tyco Flow Control Business, except, in each case, as otherwise approved in writing by Pentair’s Vice President of Human Resources.

Reasonable Best Efforts

The Merger Agreement provides that each party to the Merger Agreement will generally use its reasonable best efforts to take, or cause to be taken, all actions necessary under the Merger Agreement and applicable laws to consummate the Merger and the transactions contemplated by the Merger Agreement as promptly as practicable, including using reasonable best efforts to complete the Separation and the Distribution on the terms and conditions set forth in the Separation and Distribution Agreement. Reasonable best efforts do not require Tyco or Pentair to agree to or accept any term or condition to any regulatory approval if the terms and conditions of or to the regulatory approvals would reasonably be expected to have a material and adverse impact on the value, financial condition or credit quality of New Pentair and its subsidiaries, taken as a whole and including for such purposes Pentair and its subsidiaries.

Regulatory Matters

Tyco and Pentair agreed to file any notifications required to be filed pursuant to and in compliance with the HSR Act and appropriate filings with foreign regulatory authorities, in accordance with applicable antitrust laws, as promptly as practicable. Additionally, Tyco and Pentair agreed to use reasonable best efforts to obtain early termination of any waiting period under the HSR Act and obtain all consents, registrations, approvals, waivers, permits, authorizations, clearances and other actions of or by any governmental authority that are necessary or advisable in order to consummate the Merger and the Transactions.

In connection with any filing or submission required, action to be taken or commitment to be made by Pentair or Tyco or their respective affiliates to consummate the Transactions, Tyco and New Pentair (1) will not, without Pentair’s prior written consent, (w) sell, divest or dispose of any assets of New Pentair, (x) license any of the Tyco Flow Control Business’ intellectual property, (y) commit to any sale, divestiture or disposal of businesses, product lines or assets of the Tyco Flow Control Business, or any license of the Tyco Flow Control Business’ intellectual property, or (z) take any other action or commit to take any action that would limit Pentair’s, New Pentair’s or their respective subsidiaries’ freedom of action with respect to, or their ability to retain any of, their businesses, product lines or assets or intellectual property rights and (2) agreed to use reasonable best efforts to take any action contemplated by clause (1) above if requested in writing by Pentair; provided, that New Pentair will not be obligated to take any action the effectiveness of which is not conditioned on the Merger occurring.

In connection with any filing or submission required, action to be taken or commitment to be made by Pentair or its affiliates to consummate the Transactions, Pentair will not, without Tyco’s prior written consent, (w) sell, divest or dispose of any assets of Pentair, (x) license any of Pentair’s intellectual property, (y) commit to any sale, divestiture or disposal of businesses, product lines or assets of Pentair, or any license of Pentair’s intellectual property, or (z) take any other action or commit to take any action that would limit Tyco’s, Pentair’s, New Pentair’s or their respective subsidiaries’ freedom of action with respect to, or their ability to retain any of, their businesses, product lines or assets or intellectual property rights, in each case, if such action would reasonably be expected to have a material and adverse impact on the value, financial condition or credit quality of New Pentair and the New Pentair subsidiaries, taken as a whole and including for such purposes Pentair and its subsidiaries.

Interim Financial Information

Tyco has agreed that prior to the Effective Time, Tyco will deliver to Pentair, within a reasonable period and no later than 45 calendar days after each quarterly accounting period for the Tyco Flow Control Business, a balance sheet as of the end of such period and combined statements of income, cash flows and equity for such period for the Tyco Flow Control Business. Tyco has also agreed to prepare and deliver to Pentair an unaudited combined balance sheet as of September 30, 2011 of Tyco and its subsidiaries, prepared to give pro forma effect to the Separation and the Distribution (but not the spin-off of ADT).

Defense of Litigation

Each of Tyco, New Pentair and Pentair has agreed to use all reasonable best efforts to defend against all actions in which such party is named as a defendant that challenge or otherwise seek to enjoin, restrain or prohibit, or seek damages with respect to, the Transactions. Each of the parties agreed that they would not settle any action related to the Transactions that would enjoin, restrain, prohibit or impose damages on New Pentair or its subsidiaries (other than Pentair and its subsidiaries) without the prior written consent of Pentair and Tyco, in each case not to be unreasonably withheld, conditioned or delayed. Additionally, Tyco and its subsidiaries on the one hand, and Pentair and its subsidiaries on the other hand, will not settle any such action with respect to the Transactions (i) that would impose any liability or conditions on the other party or (ii) that contains any factual admissions with respect to the other party.

The Separation

Under the Merger Agreement, Tyco and New Pentair agreed not to terminate or assign the Separation and Distribution Agreement, amend any of its provisions or waive compliance with it or any of the agreements or conditions contained in it without the prior consent of Pentair. Tyco and New Pentair are also required to obtain the prior written consent (not to be unreasonably withheld, conditioned or delayed) of Pentair to enter into any conveyancing or assumption instrument in connection with the assignment, transfer and conveyance of the assets and liabilities of the Tyco Flow Control Business.

No Solicitation

The Merger Agreement contains detailed provisions restricting Pentair’s and Tyco’s ability to seek an alternate transaction. Under these provisions, each of Pentair and Tyco agrees that it, its subsidiaries and their respective officers, directors or employees will not, and will use reasonable best efforts to ensure that its and its subsidiaries’ representatives do not, directly or indirectly:

•

solicit, initiate, seek or knowingly encourage (including by way of furnishing information) or knowingly take any other action designed to facilitate any inquiries or the making, submission, announcement or consummation of an acquisition proposal;

•	furnish any non-public information to any person in connection with or in response to an acquisition proposal;

•	engage or participate in any discussions or negotiations with any person with respect to an acquisition proposal;

•	approve, endorse or recommend an acquisition proposal or propose publicly to approve, endorse or recommend an acquisition proposal;

•	enter into any letter of intent, agreement in principle or other agreement providing for an acquisition proposal; or

•	resolve, propose to resolve or agree to do any of the foregoing.

In addition, Pentair agrees that it and its subsidiaries and their respective officers, directors or employees will not, and will use reasonable best efforts to ensure that its and its subsidiaries’ representatives do not, directly or indirectly, take any action to make (i) the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation inapplicable to any transactions contemplated by an acquisition proposal, (ii) the consummation of an acquisition proposal exempt under Pentair’s Rights Agreement (as defined in the Merger Agreement attached as Annex A to this proxy statement/prospectus) or (iii) resolve, propose to resolve or agree to do any of the foregoing.

With respect to Pentair’s no solicitation obligation under the Merger Agreement, the term “acquisition proposal” refers to a Pentair Takeover Proposal. The Merger Agreement provides that the term “Pentair Takeover Proposal” means any bona fide offer, inquiry, proposal or indication of interest relating to any transaction or series of related transactions involving: (A) any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving Pentair other than the Transactions; (B) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a third party acquires beneficial or record ownership of securities representing 10% or more of any class of equity securities of Pentair; (C) any acquisition of any business or businesses or of assets that constitute or account for 10% or more of the consolidated net revenues, net income or assets of Pentair and its subsidiaries, taken as a whole; or (D) any liquidation or dissolution of Pentair or any of its subsidiaries.

With respect to Tyco’s and New Pentair’s no solicitation obligations under the Merger Agreement, the term “acquisition proposal” refers to a Tyco Takeover Proposal or a New Pentair Takeover Proposal, as the case may be.

The Merger Agreement provides that the term “Tyco Takeover Proposal” means any bona fide offer, inquiry, proposal or indication of interest relating to any transaction or series of related transactions (x) not primarily related to the Tyco Flow Control Business and (y) involving (A) any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving Tyco other than the Transactions; (B) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a third party directly or indirectly acquires beneficial or record ownership of securities representing more than 10% of any class of equity securities of Tyco; (C) any direct or indirect acquisition of any business or businesses or of assets that constitute or account for more than 10% of the consolidated net revenues, net income or assets of Tyco and its subsidiaries, taken as a whole, which, in the case of an acquisition of assets or equity securities of any subsidiaries of Tyco, include assets and/or equity securities of New Pentair and its subsidiaries; or (D) any liquidation or dissolution of Tyco or any of its subsidiaries, and (y) which is expressly conditioned on the Transactions not being consummated.

The Merger Agreement provides that the term “New Pentair Takeover Proposal” means any bona fide offer, inquiry, proposal or indication of interest relating to any transaction or series of related transactions involving: (A) any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving New Pentair other than the Transactions; (B) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a third party directly or indirectly acquires beneficial or record ownership of securities representing 10% or more of any class of equity securities of New Pentair; (C) any direct or indirect acquisition of any business or businesses or of assets that constitute or account for 10% or more of the consolidated net revenues, net income or assets of New Pentair and the Tyco Flow Control Business; or (D) any liquidation or dissolution of New Pentair or any of its subsidiaries, provided such transaction or series of related transactions is not a transaction or series of related transactions described in the definition of a Tyco Takeover Proposal.

Notwithstanding the restrictions above, the Merger Agreement does not prevent Pentair from furnishing information (including non-public information) with respect to Pentair and its subsidiaries to a person making a Pentair Takeover Proposal and engaging in discussions and negotiations with such person if:

•	Pentair shareholders have not yet adopted the Merger and approved the Merger Agreement and related transactions;

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Pentair has received an unsolicited, bona fide, written Pentair Takeover Proposal that did not result from a breach of its and its subsidiaries’ obligations under the non-solicit provisions of the Merger Agreement;

•

Pentair’s board of directors determines, in good faith, after consulting with its independent financial advisor, that such Pentair Takeover Proposal constitutes or would reasonably be likely to lead to a Pentair Superior Proposal (as defined below);

•

Pentair’s board of directors concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such Pentair Takeover Proposal would be inconsistent with Pentair’s board of directors’ duties under applicable law;

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Pentair promptly, and in no event later than 48 hours after its receipt of any Pentair Takeover Proposal, advises Tyco orally and in writing of any Pentair Takeover Proposal and the identity of the person making the proposal and (w) if it is in writing, delivers a copy to Tyco of the proposal and any related draft agreements (subject to customary redactions in the case of any financing commitments), (x) if oral, delivers to Tyco a reasonably detailed summary of the proposal, (y) keeps Tyco reasonably informed in all material respects on a prompt basis of the status, including any change to the status or material terms of the proposal (and in no event later than 48 hours following any such change) and (z) promptly notifies Tyco of any determination by Pentair’s board of directors that the proposal constitutes a Pentair Superior Proposal; and

•

Pentair furnishes any non-public information provided to the maker of a Pentair Takeover Proposal only pursuant to a confidentiality agreement between Pentair and such person on terms no less favorable to Pentair than the confidentiality agreement executed with Tyco.

The Merger Agreement provides that the term “Pentair Superior Proposal” means any bona fide proposal made by a third party to acquire at least a majority of the equity securities or all or substantially all of the assets of Pentair, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of assets or otherwise, on terms which the Pentair board of directors determines in its good faith judgment (A) after consulting with its independent financial advisor to be superior from a financial point of view to the holders of Pentair common shares than the transactions contemplated by the Merger Agreement (including any proposed modifications to the transactions which are proposed in writing by Tyco in response to such proposal or otherwise) and (B) is reasonably capable of being completed on its terms, taking into account all legal, regulatory and financial aspects (including certainty of closing) of such proposal and the third party making such proposal.

In addition, the Merger Agreement does not prevent Tyco from furnishing information (including non-public information) with respect to Tyco and its subsidiaries to a person making a Tyco Takeover Proposal or a New Pentair Takeover Proposal and engaging in discussions and negotiations with such person if:

•	Tyco shareholders have not yet approved the Distribution;

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Tyco has received an unsolicited, bona fide, written Tyco Takeover Proposal or New Pentair Takeover Proposal that did not result from a breach of its and its subsidiaries’ obligations under the Merger Agreement;

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Tyco’s board of directors determines, in good faith, after consultation with its independent financial advisor, that such Tyco Takeover Proposal or New Pentair Takeover Proposal constitutes or would reasonably be likely to lead to a Tyco Superior Proposal (as defined below) or a New Pentair Superior Proposal (as defined below);

•

Tyco’s board of directors concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such Tyco Takeover Proposal or New Pentair Takeover Proposal would be inconsistent with Tyco’s board of directors’ duties under applicable law;

•

Tyco promptly, and in no event later than 48 hours after its receipt of any New Pentair Takeover Proposal or Tyco Takeover Proposal, advises Pentair orally and in writing of any such proposal and the identity of the person making such proposal and (w) if it is in writing, delivers a copy to Pentair such proposal and any related draft agreements (subject to customary redactions in the case of any financing commitments) and (x) if oral, delivers to Pentair a reasonably detailed summary of any such proposal, (y) keeps Pentair reasonably informed in all material respects on a prompt basis of the status, including any change to the status or material terms, of any such proposal (and in no event later than 48 hours following any such change) and (z) promptly notifies Pentair of any determination of Tyco’s board of directors that such New Pentair Takeover Proposal or Tyco Takeover Proposal constitutes a New Pentair Superior Proposal or Tyco Superior Proposal, as applicable; and

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Tyco furnishes any non-public information provided to the maker of a Tyco Takeover Proposal or New Pentair Takeover Proposal only pursuant to a confidentiality agreement between Tyco and such person on terms no less favorable to Tyco than the confidentiality agreement executed with Pentair.

The Merger Agreement provides that the term “Tyco Superior Proposal” means any bona fide proposal made by a third party to acquire at least a majority of the equity securities or all or substantially all of the assets of Tyco pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of assets or otherwise, which proposal is (x) on terms which the Tyco board of directors determines in its good faith judgment (A) after consulting with its independent financial advisor to be superior from a financial point of view to the holders of Tyco common shares than the transactions contemplated by the Merger Agreement and the separation of ADT from Tyco, collectively, and (B) is reasonably capable of being completed on its terms, taking into account all legal, regulatory and financial aspects (including certainty of closing) of the proposal and the third party making such proposal and (y) expressly conditioned on the Transactions not being consummated; provided that such transaction or series of transactions will not be a Tyco Superior Proposal if related primarily to the Tyco Flow Control Business, in which case it is a New Pentair Superior Proposal.

The Merger Agreement provides further that the term “New Pentair Superior Proposal” means any bona fide proposal made by a third party (x) to acquire at least a majority of the equity securities or all or substantially all of the assets of New Pentair pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of assets or otherwise or (y) in which the Tyco Flow Control Business would be separated from Tyco in a spin-off transaction immediately followed by a merger in a transaction resulting in the New Pentair shareholders owning a majority of the shares of the surviving entity, in each case on terms which the Tyco board of directors determines in its good faith judgment (A) after consulting with its independent financial advisor to be superior from a financial point of view to the holders of Tyco common shares than the transactions contemplated by the Merger Agreement and (B) is reasonably capable of being completed on its terms, taking into account all legal, regulatory and financial aspects (including certainty of closing) of the proposal and the third party making such proposal; provided such proposal is not a Tyco Takeover Proposal.

Board Recommendations

The Pentair board of directors has agreed in the Merger Agreement that it will not:

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fail to include a recommendation in this proxy statement/prospectus that the Pentair shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and all other actions or matters necessary or appropriate to give effect to the Merger Agreement and the transactions contemplated thereby, which is referred to elsewhere in this proxy statement/prospectus as the Merger Agreement proposal;

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withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify in a manner adverse to Tyco, its recommendation that the Pentair shareholders approve the Merger Agreement proposal; or

•	approve, adopt or recommend to Pentair’s shareholders any Pentair Takeover Proposal (all of the foregoing collectively, a “Pentair Change of Recommendation”).

Notwithstanding the foregoing, the Pentair board of directors may make a Pentair Change of Recommendation at any time prior to obtaining approval of the Merger Agreement proposal from Pentair’s shareholders if the following conditions are satisfied:

•	Pentair’s board of directors has received a Pentair Superior Proposal and Pentair has not violated the provisions described in “No Solicitation” in any material respect; or

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in response to any material event, development, circumstance, occurrence or change in circumstances or facts (including any change in probability or magnitude of consequences) not related to a Pentair Takeover Proposal that was not known to Pentair’s board of directors on the date of the Merger Agreement (or if known, the probability or magnitude of consequences of which were not known to or reasonably foreseeable by Pentair’s board of directors as of the date of the Merger Agreement) (a “Pentair Intervening Event”), the Pentair board of directors determines in good faith after consultation with outside legal counsel, that the failure to make a Pentair Change of Recommendation would constitute a breach of the board’s duties under applicable law.

Pentair may not make a Pentair Change of Recommendation unless:

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Pentair has notified Tyco in writing of its intention to take such action at least three business days prior to taking such action, which notice must include certain information required by the Merger Agreement;

•

if requested by Tyco, Pentair must have negotiated in good faith with Tyco during the notice period to enable Tyco to propose changes to the terms of the Merger Agreement intended to cause the Pentair Superior Proposal to no longer constitute a Pentair Superior Proposal, or, in the case of a proposed change in recommendation as a result of an Pentair Intervening Event, that obviates the need for such a change in recommendation; and

•

following any such good faith negotiation, such Pentair Takeover Proposal continues to constitute a Pentair Superior Proposal or such Pentair Intervening Event continues to require the Pentair Change of Recommendation.

If any Pentair Superior Proposal is received less than three business days prior to Pentair’s shareholder meeting, the notice period will be shortened to expire as of the close of business on the day preceding the shareholder meeting.

The Tyco board of directors has agreed in the Merger Agreement that it will not:

•	fail to include the recommendation that the Tyco shareholders approve the Distribution in the Tyco Proxy Statement;

•

withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify in a manner adverse to Pentair, its recommendation that Tyco’s shareholders approve the Distribution; or

•	approve, adopt or recommend to Tyco’s shareholders any New Pentair Takeover Proposal or Tyco Takeover Proposal (all of the foregoing collectively, a “Tyco Change of Recommendation”).

Notwithstanding the foregoing, the Tyco board of directors may, at any time prior to obtaining approval of the Distribution from Tyco’s shareholders, make a Tyco Change of Recommendation if the following conditions are satisfied:

•	Tyco’s board of directors has received a New Pentair Superior Proposal or a Tyco Superior Proposal and Tyco has not violated the provisions described in “No Solicitation” in any material respect; or

•

in response to any material event, development, circumstance, occurrence or change in circumstances or facts (including any change in probability or magnitude of consequences) not related to a New Pentair Takeover Proposal or a Tyco Takeover Proposal that was not known to Tyco’s board of directors on the date of the Merger Agreement (or if known, the probability or magnitude of consequences of which were not known to or reasonably foreseeable by Tyco’s board of directors as of the date of the Merger Agreement) (a “Tyco Intervening Event”), the Tyco board of directors determines in good faith after consultation with outside legal counsel, that the failure to make a Tyco Change of Recommendation would constitute a breach of the board’s duties under applicable law.

Tyco may not make a Tyco Change of Recommendation unless:

•

Tyco has notified Pentair in writing of its intention to take such action at least three business days prior to taking such action, which notice must include certain information required by the Merger Agreement;

•

if requested by Pentair, Tyco must have negotiated in good faith with Pentair during the notice period to enable Pentair to propose changes to the terms of the Merger Agreement, intended to cause the New Pentair Superior Proposal or the Tyco Superior Proposal to no longer constitute a New Pentair Superior Proposal or a Tyco Superior Proposal, or, in the case of a proposed change in recommendation as a result of an Tyco Intervening Event, that obviate the need for such a change in recommendation; and

•

following any such good faith negotiation, such New Pentair Takeover Proposal or Tyco Takeover Proposal continues to constitute a New Pentair Superior Proposal or Tyco Superior Proposal or such Tyco Intervening Event continues to require the Tyco Change of Recommendation.

If any New Pentair Superior Proposal or Tyco Superior Proposal is received less than three business days prior to Tyco’s shareholder meeting, the notice period will be shortened to expire as of the close of business on the day preceding the shareholder meeting.

Financing

The Merger Agreement provides that Tyco, New Pentair and Pentair will cooperate in good faith for (i) a subsidiary of New Pentair to issue up to $900 million of unsecured senior notes that will be guaranteed by New Pentair prior to the Distribution and (ii) Pentair and New Pentair to establish an unsecured senior credit facility of up to $1.2 billion (with an option to increase by $500 million) that will become effective upon the closing of the Merger. Tyco, New Pentair and Pentair will use their reasonable best efforts to arrange such financing as mutually agreed and otherwise consistent with the Separation and Distribution Agreement. Each of Tyco, New Pentair and Pentair will (i) provide to the other parties copies of all documents relating to the financing and (ii) keep the other parties reasonably informed of all material developments relating to the consummation of the financing. The Merger Agreement provides that the issuance of senior notes by a subsidiary of New Pentair is subject to (a) Tyco at its option receiving either (x) the required consent of a majority of the lenders under each of certain of its outstanding credit facilities or (y) Tyco causing its subsidiary, Tyco International Finance S.A., to become a subsidiary guarantor under each of such outstanding credit facilities, which designation shall be removed upon the occurrence of the closing of the Merger, (b) Tyco obtaining approval of the Tyco board of directors for such issuance of senior notes, (c) Tyco’s right to determine in its sole discretion that such senior notes issuance should not occur and (d) Pentair’s right to determine in its sole discretion that such issuance of senior notes should not occur. If a subsidiary of New Pentair issues senior notes pursuant to which an escrow is established in which the proceeds from such issuance (net of initial purchaser fees) will be held prior to the closing of the Merger, then Pentair will contribute cash to such escrow in an amount equal to the difference between such proceeds (net of initial purchaser fees) and the amount necessary to redeem such senior notes if the Merger does not occur. Upon the closing of the Merger, the proceeds from the senior notes issuance (net of initial purchaser fees) will be released to the subsidiary of New Pentair that issued the senior notes and the cash that Pentair contributed to such escrow will be released to Pentair. Under the Merger Agreement, Pentair agreed to indemnify, defend and hold harmless Tyco and its subsidiaries from and against any and all indemnifiable losses arising out of, by reason of or otherwise in connection with the issuance by a subsidiary of New Pentair of the senior notes or the entering into by New Pentair of the senior credit facility. In addition, Pentair has agreed to reimburse Tyco for all third party costs and expenses incurred in connection with the issuance of senior notes by a subsidiary of New Pentair and the entering into by New Pentair of the senior credit facility.

Listing

New Pentair has agreed to use its reasonable best efforts to cause the New Pentair common shares to be issued in connection with the Merger to be listed on the NYSE as of the Effective Time, subject to official notice of issuance.

Tax Matters

The Merger Agreement provides that the parties will use reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code and to obtain the tax rulings and tax opinions. The parties also agree to refrain from actions or omissions that would prevent or impede the Merger from obtaining the desired tax treatment. Additional representations, warranties and covenants relating to the tax-free status of the transactions are contained in the 2012 Tax Sharing Agreement. See “The Separation and Distribution Agreement and the Ancillary Agreements—Tax Sharing Agreement.”

Employee Benefit Matters

The Merger Agreement provides that for a period of 12 months following the consummation of the Transactions, New Pentair and its subsidiaries will maintain salary or hourly wage rate and cash and long-term equity incentive target opportunities that are substantially comparable in the aggregate to those in effect immediately prior to the consummation of the Transactions for each employee of Tyco and its subsidiaries that remains employed with New Pentair, except that the terms and conditions of employment of any employee covered by a collective bargaining agreement will be governed by such agreement in accordance with its terms. The Merger Agreement also provides that New Pentair will honor and maintain the New Pentair benefit plans for the period of 12 months following the consummation of the Transactions for the benefit of such employees. Additionally, the Merger Agreement provides that New Pentair will give service credit to New Pentair employees for service to Tyco prior to the Transactions for purposes of determining eligibility to participate, vesting, entitlement to benefits and vacation entitlement with respect to each compensation or benefit plan sponsored or otherwise maintained by New Pentair, except as would result in any duplication of benefits.

Conditions to the Completion of the Merger

The obligations of New Pentair and Pentair under the Merger Agreement are subject to the satisfaction or waiver of the following conditions:

•

no temporary restraining order or preliminary or permanent injunction or other order by any governmental authority preventing consummation of the Merger or the related transactions shall have been issued and remain in effect;

•	Tyco’s shareholders shall have approved the Distribution, and the Distribution shall have been consummated in accordance with the Separation and Distribution Agreement;

•	Pentair’s shareholders shall have approved the Merger Agreement proposal;

•	the New Pentair common shares to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance;

•

each of the New Pentair Registration Statement on Form S-1 and the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order suspending its effectiveness or proceedings initiated or threatened by the SEC seeking a stop order, and all necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act relating to the issuance and trading of New Pentair common shares to be issued pursuant to the Merger shall have been obtained and shall be in effect;

•

(i) the waiting period applicable to the consummation of the Merger and the related transactions under the HSR Act shall have expired or been earlier terminated and (ii) except as otherwise provided in the Merger

Agreement, all approvals shall have been obtained and all waiting periods shall have expired or been terminated under certain scheduled and other material antitrust laws, in each case as required for the consummation of the Merger and the related transactions;

•

Tyco shall have obtained a solvency opinion from Duff & Phelps LLC, in form reasonably satisfactory to Tyco, to the effect that (i) immediately following the Distribution, Tyco, on the one hand, and New Pentair, on the other hand, will be solvent and (ii) Tyco’s assets exceed its liabilities and capital as determined pursuant to applicable Swiss law;

•

the aggregate implied market capitalization of New Pentair, before giving effect to the Merger, shall not exceed CHF 17.5 billion based on (x) the closing price of the New Pentair common shares trading on the last “when-issued” trading day prior to the Distribution or (y) in the absence of a “when-issued” trading market for the New Pentair common shares, the closing price of Pentair common shares on the last trading day prior to the Distribution;

•

Tyco shall have received a private letter ruling from the IRS, which ruling shall be in full force and effect on the closing date of the Merger, to the effect that (i) the Distribution will qualify as tax-free under Sections 355 and 361 of the Code, except for cash received in lieu of fractional common shares and (ii) certain internal transactions will qualify for favorable treatment under the Code;

•

Tyco shall have received the IRS Supplemental Rulings, which rulings shall be in full force and effect on the closing date of the Merger, to the effect that (i) Section 367(a)(1) of the Code will not cause the Merger to be taxable to Pentair shareholders (except for a U.S. shareholder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations but who does not enter into a “gain recognition agreement” with the IRS), (ii) certain anticipated post-closing transactions will not prevent the tax-free treatment of the Distribution or the Merger; and (iii) the Merger will qualify as a reorganization pursuant to Section 368(a) of the Code; and

•

Tyco shall have received one or more rulings from the Swiss Tax Administrations, which rulings shall be in full force and effect on the closing date of the Merger, confirming: (i) that the Merger will be a transaction that is generally tax-free for Swiss federal, cantonal, and communal tax purposes (including with respect to Swiss stamp tax and Swiss withholding tax); (ii) the relevant Swiss tax base of Panthro Acquisition for Swiss tax (including federal, cantonal and communal) purposes; (iii) the relevant amount of capital contribution reserves which will be exempt from Swiss withholding tax in the event of a distribution to the New Pentair shareholders after the Merger; and (iv) that no Swiss stamp tax will be levied on certain post-Merger restructuring transactions.

In addition, the obligation of Pentair to effect the Merger is subject to the following additional conditions, among others:

•

each of Tyco, New Pentair, Panthro Acquisition and Panthro Merger Sub shall have in all material respects performed all obligations and complied in all material respects with all covenants required by the Merger Agreement, the Separation and Distribution Agreement and the Ancillary Agreements to be performed by them on or before closing;

•

the representations and warranties of Tyco in the Merger Agreement relating to corporate authority to enter into, and perform the obligations under, the Merger Agreement, the Separation and Distribution Agreement and the other applicable related agreements and enforceability of such agreements, and the capital structure of New Pentair, Panthro Acquisition and Panthro Merger Sub must be true and correct in all material respects both as of the date of the Merger Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

•

the representations and warranties of Tyco in the Merger Agreement relating to the absence of a New Pentair MAE since September 30, 2011 and the payment of fees to brokers or finders in connection with the transactions shall be true and correct in all respects both as of the date of the Merger Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

•

all other representations and warranties of Tyco in the Merger Agreement shall be true and correct both as of the date of the Merger Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case of such date), except where their failure to be true and correct would not reasonably be expected to have, individually or in the aggregate, a New Pentair MAE;

•	no New Pentair MAE shall have occurred from the date of the Merger Agreement through the Closing Date;

•

Pentair shall have received a certificate of Tyco addressed to Pentair and dated the Closing Date, signed on behalf of Tyco by a senior officer of Tyco, certifying as to the satisfaction of the foregoing conditions regarding (i) the performance by Tyco, New Pentair, Panthro Acquisition and Panthro Merger Sub of their respective obligations and compliance with all applicable covenants required by the Merger Agreement, the Separation and Distribution Agreement and the Ancillary Agreements and (ii) the truth and correctness of Tyco’s representations and warranties;

•

as of the Effective Time, the board of directors of New Pentair will consist of the persons serving on the board of directors of Pentair as of the mailing of the Tyco Proxy Statement and up to two persons to be selected by Tyco prior to the mailing of the Tyco Proxy Statement and reasonably acceptable to Pentair;

•

Pentair shall have received the opinion of Cravath, Swaine & Moore LLP to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) Section 367(a)(1) of the Code will not cause the Merger to be taxable to Pentair shareholders (except for a U.S. shareholder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations but who does not enter into a “gain recognition agreement” with the IRS); and

•	Tyco shall have executed and delivered to Pentair, and caused each of its subsidiaries that is a party to an Ancillary Agreement to execute and deliver to Pentair, each of the Ancillary Agreements.

Furthermore, the obligations of the Tyco Merger Parties to effect the Merger are subject to the following additional conditions, among others:

•

Pentair shall have in all material respects performed all obligations and complied in all material respects with all covenants required by the Merger Agreement and the Ancillary Agreements to be performed by it on or before closing;

•

the representations and warranties of Pentair in the Merger Agreement relating to corporate authority to enter into, and perform the obligations under, the Merger Agreement and the other related agreements and enforceability of such agreements, and the capitalization of Pentair, must be true and correct in all material respects both as of the date of the Merger Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

•

the representations and warranties of Pentair in the Merger Agreement relating to the absence of a Pentair MAE since December 31, 2011 and the payment of fees to brokers or finders in connection with the transactions shall be true and correct in all respects both as of the date of the Merger Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

•

all other representations and warranties of Pentair in the Merger Agreement shall be true and correct both as of the date of the Merger Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case of such date), except where their failure to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Pentair MAE;

•	no Pentair MAE shall have occurred from the date of the Merger Agreement through the Closing Date;

•

Tyco shall have received a certificate of Pentair addressed to Tyco and dated the Closing Date, signed on behalf of Pentair by a senior officer of Pentair, certifying as to the satisfaction of the foregoing conditions regarding (i) the performance by Pentair of its obligations and compliance with all applicable covenants required by the Merger Agreement and the related agreements and (ii) the truth and correctness, of Pentair’s representations and warranties;

•

Tyco shall have received the opinions of McDermott Will & Emery LLP (i) to the effect that (x) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (y) Section 367(a)(1) of the Code will not cause the Merger to be taxable to Pentair shareholders (except for a U.S. shareholder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations but who does not enter into a “gain recognition agreement” with the IRS) and (ii) confirming that the Distributions will qualify as tax-free under Sections 355 and/or 361 of the Code, except for cash received in lieu of fractional shares; and

•	Pentair shall have executed and delivered to Tyco each Ancillary Agreement to which it is a party.

Termination of the Merger Agreement

Tyco and Pentair may agree to terminate the Merger Agreement by mutual written consent. Additionally, either Tyco or Pentair may terminate the Merger Agreement for the following reasons, among others:

•

the Merger has not been consummated by February 1, 2013, provided that the terminating party’s failure to perform or comply in all material respects with such party’s covenants and agreements set forth in the Merger Agreement and the Separation and Distribution Agreement is not the cause of the Merger not being consummated by February 1, 2013;

•	the existence of any law that makes consummation of the transactions under the Merger Agreement illegal or otherwise prohibited;

•

any governmental authority having competent jurisdiction has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any material component of the transactions under the Merger Agreement, and such order, decree, ruling or other action becomes final and non-appealable, provided, however, that such right to terminate will not be available to any party whose failure to perform any of its obligations described above under “—Reasonable Best Efforts” or “—Regulatory Matters” resulted in such order, decree or ruling;

•	Pentair shareholders fail to approve the Merger Agreement proposal; or

•	Tyco shareholders fail to approve the Distribution at the Tyco special shareholders’ meeting.

Pentair may also terminate the Merger Agreement at any time prior to the Merger for the following reasons, among others:

•

at any time before Pentair shareholders approve the Merger Agreement proposal, to enter into a written definitive agreement for a Pentair Superior Proposal, provided Pentair has complied with certain conditions related to a Pentair Change of Recommendation;

•	there is a Tyco Change of Recommendation; or

•

Tyco breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement or the Separation and Distribution Agreement such that any of the conditions described above in “The Merger Agreement—Conditions to the Completion of the Merger” would not be satisfied and such failure has not been cured within 60 calendar days after Pentair gives written notice thereof to Tyco or where any such condition is incapable of being satisfied and has not been waived by Pentair.

In addition, Tyco may terminate the Merger Agreement for the following reasons, among others:

•	there is a Pentair Change of Recommendation; or

•

Pentair breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement or the Separation and Distribution Agreement such that any of the conditions described above in “The Merger Agreement—Conditions to the Completion of the Merger” would not be satisfied and such failure has not been cured within 60 calendar days after Tyco gives written notice thereof to Pentair or where any such condition is incapable of being satisfied and has not been waived by Tyco.

Fees and Expenses

General. The Merger Agreement provides that each party will pay its own fees and expenses in connection with the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, except that Tyco and Pentair will share equally any filing fees in respect of any notice submitted pursuant to antitrust laws and any fees and expenses of printers utilized by the parties in connection with the preparation of the filings with the SEC required under the Merger Agreement.

Termination Fee. Pentair has agreed to pay to Tyco a termination fee of $145 million as liquidated damages in the following circumstances:

•	Tyco terminates the Merger Agreement due to a Pentair Change of Recommendation; or

•

prior to receipt of Pentair shareholders’ approval of the Merger Agreement proposal, Pentair terminates the Merger Agreement to enter into a written definitive agreement for a Pentair Superior Proposal; or

•

more than five days prior to the Pentair shareholders’ meeting any person publicly makes a Pentair Takeover Proposal or publicly announces an intention to make a Pentair Takeover Proposal and within 12 months of termination of the Merger Agreement under specified circumstances, Pentair enters into a definitive agreement to consummate or consummates a Pentair Takeover Proposal.

In addition, Tyco has agreed to pay Pentair a termination fee of $145 million as liquidated damages in the following circumstances:

•	Pentair terminates the Merger Agreement due to a Tyco Change of Recommendation other than in connection with a Tyco Takeover Proposal; or

•

more than five days prior to the Tyco shareholders’ meeting any person publicly makes a New Pentair Takeover Proposal or publicly announces an intention to make a New Pentair Takeover Proposal and within 12 months of termination of the Merger Agreement under specified circumstances, Tyco enters into a definitive agreement to consummate or consummates a New Pentair Takeover Proposal or a Tyco Takeover Proposal; or

•

more than five days prior to the Tyco shareholders’ meeting any person publicly makes a Tyco Takeover Proposal or publicly announces an intention to make a Tyco Takeover Proposal and within 12 months of termination of the Merger Agreement under specified circumstances, Tyco enters into a definitive agreement to consummate or consummates a New Pentair Takeover Proposal.

Tyco has further agreed to pay Pentair a termination fee of $370 million as liquidated damages in the event that:

•	Pentair terminates the Merger Agreement due to a Tyco Change of Recommendation in connection with a Tyco Takeover Proposal; or

•

more than five days prior to the Tyco shareholders’ meeting any person publicly makes a Tyco Takeover Proposal or publicly announces an intention to make a Tyco Takeover Proposal and within 12 months of termination of the Merger Agreement under specified circumstances, Tyco enters into a definitive agreement to consummate or consummates a Tyco Takeover Proposal.

Pentair is not, in any event, to receive both the $145 million termination fee and the $370 million termination fee.

For purposes of determining the termination fees as described above, a Pentair Takeover Proposal, New Pentair Takeover Proposal and Tyco Takeover Proposal apply to a transaction relating to 50% of any class of equity securities, consolidated net revenues, net income or assets of Pentair, New Pentair or Tyco, as applicable, rather than 10%.

Amendments

All amendments to the Merger Agreement must be in writing and signed by each party.

THE SEPARATION AND DISTRIBUTION AGREEMENT AND THE ANCILLARY AGREEMENTS

Following the Transactions, the Tyco Flow Control Business will be operated by New Pentair independently of Tyco, and neither New Pentair nor Tyco will have any ownership interest in the other. In order to govern certain ongoing relationships between New Pentair, ADT and Tyco after the Distribution and to provide mechanisms for an orderly transition, New Pentair, ADT and Tyco have entered into the Separation and Distribution Agreement and intend to enter into other agreements pursuant to which certain services and rights will be provided for following the Distribution. The following is a summary of the material terms and provisions of the Separation and Distribution Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the terms and provisions of the Separation and Distribution Agreement, which is attached as Annex B to this proxy statement/prospectus. Shareholders of Pentair are encouraged to read the entire Separation and Distribution Agreement. The Separation and Distribution Agreement has been included to provide Pentair shareholders with information regarding its terms. The Separation and Distribution Agreement is not intended to provide any other factual information about Pentair, Tyco, New Pentair and their affiliates following completion of the Transactions. Information about Pentair, Tyco, New Pentair and their affiliates can be found elsewhere in this proxy statement/prospectus.

Descriptions regarding the assets and liabilities conveyed to New Pentair and retained by Tyco contained in the Separation and Distribution Agreement are qualified by certain information that has been exchanged between Tyco and New Pentair and that is not reflected in the Separation and Distribution Agreement. Accordingly, shareholders should not rely on the general descriptions of assets and liabilities in the Separation and Distribution Agreement, as they have been modified in important ways by the information exchanged between Tyco and New Pentair. Pentair and Tyco do not believe that securities laws require them to disclose publicly any information related to the Separation and Distribution Agreement other than information that has already been so disclosed.

Separation and Distribution Agreement

Concurrently with the Merger Agreement, New Pentair entered into a Separation and Distribution Agreement with Tyco and ADT. The Separation and Distribution Agreement sets forth New Pentair’s agreement with Tyco and ADT regarding the principal transactions necessary to separate the Tyco Flow Control Business from Tyco. It also sets forth other agreements that govern certain aspects of New Pentair’s relationship with Tyco and its subsidiaries, including ADT, after the completion of the Distribution.

Distribution Overview

The Separation and Distribution Agreement provides for the Spin-off of the Tyco Flow Control Business from Tyco. Among other things, the agreement sets forth the process by and conditions under which Tyco will spin off the Tyco Flow Control Business to the holders of Tyco common shares; specifies the relevant assets of Tyco and certain of its subsidiaries, including ADT and its subsidiaries, related to the Tyco Flow Control Business to be transferred to New Pentair; and sets forth certain liabilities and covenants to be assumed by Tyco and New Pentair. As consideration for the Spin-off, the Separation and Distribution Agreement provides that, on the distribution date, each holder of Tyco common shares will be entitled to a number of New Pentair common shares determined by a formula based on the number of Pentair and Tyco shares outstanding on a fully-diluted basis and calculated in accordance with the treasury method under U.S. GAAP at 12:01 a.m. Eastern Standard Time on the distribution date.

Post Closing Working Capital and Net Indebtedness Adjustments

At the close of business on the day prior to the day that the Distribution is completed, New Pentair is required to have working capital, defined, subject to certain exceptions, as current assets minus current liabilities, in the amount of $798 million. If the actual amount of the working capital exceeds $798 million by an amount in excess of $125 million, New Pentair will pay to Tyco the full amount of the excess. If the actual amount of the working capital is less than $798 million by an amount in excess of $125 million, Tyco will pay to New Pentair the full amount of the deficit.

Before the close of business on the day prior to the Distribution, a subsidiary of New Pentair will issue an intercompany note to a subsidiary of Tyco in an amount not to exceed $500 million, which will be repaid at the closing of the Merger with proceeds to New Pentair from a third party financing upon terms negotiated by Pentair. If such third party financing is not available on terms acceptable to the parties, instead of a subsidiary of New Pentair issuing to a subsidiary of Tyco the intercompany note that would be repaid at the closing of the Merger, a subsidiary of New Pentair will issue a one year unsecured “bridge” note for up to $500 million to a subsidiary of Tyco in accordance with the Merger Agreement that will bear interest at a rate of 14.0% and be prepayable at any time. New Pentair is then to transfer cash and cash equivalents to Tyco such that, the net indebtedness of New Pentair will be $275 million as of the close of business on the day prior to the Distribution and as of 12:01 a.m., Eastern Standard Time, on the day of the Distribution. If the actual amount of net indebtedness as of the close of business on the day prior to the Distribution exceeds $275 million, Tyco will pay to New Pentair the full amount of the excess. If the actual amount of net indebtedness as of the close of business on the day prior to the Distribution is less than $275 million, New Pentair will pay to Tyco the full amount of the deficit.

Transfer of Assets

The Separation and Distribution Agreement identifies certain transfers of assets that are necessary in advance of the Tyco Flow Control Business’ separation from Tyco so that each of New Pentair and Tyco retains the assets of, and the liabilities associated with, their respective businesses.

The assets to be assigned to or retained by New Pentair or its subsidiaries include the following:

•	the ownership interests of New Pentair’s subsidiaries;

•

all New Pentair contracts, any rights or claims arising thereunder, and any other rights or claims or contingent rights or claims primarily relating to or arising from any New Pentair asset or the New Pentair business;

•

any and all assets reflected on New Pentair’s audited balance sheet as of September 30, 2011 and any assets acquired by or for New Pentair or any of its subsidiaries subsequent to the date of such balance sheet which, had they been so acquired on or before such date and owned as of such date, would have been reflected on such balance sheet if prepared on a consistent basis, subject to any dispositions of any of such assets subsequent to the date of such balance sheet not made in violation of the Merger Agreement;

•	rights of New Pentair and its subsidiaries under any insurance policies and contracts, including any rights thereunder arising after the Distribution in respect of any occurrence-based policies;

•	any and all assets owned or held immediately prior to the Distribution by Tyco or any of its subsidiaries that primarily relate to or are primarily used in the Tyco Flow Control Business;

•	certain scheduled assets and any and all assets that are expressly contemplated as assets that have been or that are to be transferred to New Pentair or any its subsidiaries; and

•

subject to certain exceptions, any and all furnishings and office equipment located at a physical site to the extent the ownership or leasehold interest with respect to such physical site is being transferred to or retained by New Pentair.

The Separation and Distribution Agreement provides that the assets to be transferred or assigned to or retained by New Pentair or one of its subsidiaries will not in any event include any assets to the extent they are expressly contemplated to be retained by or transferred to Tyco or its subsidiaries under the Separation and Distribution Agreement or cash or cash equivalents of New Pentair held before the Distribution except to the extent taken into account to determine the amount of New Pentair’s required net indebtedness.

The assets to be transferred or assigned to or retained by Tyco or its subsidiaries include the following:

•	the ownership interests of Tyco’s subsidiaries;

•

all Tyco contracts, any rights or claims arising thereunder, and any other rights or claims or contingent rights or claims primarily relating to or arising from any asset owned by Tyco or Tyco’s business other than those primarily relating to or arising from the Tyco Flow Control Business;

•

any and all assets reflected on Tyco’s unaudited combined balance sheet as of September 30, 2011 prepared to give pro forma effect to the Spin-off (but not the separation of ADT from Tyco and the ADT Distribution) and any assets acquired by or for Tyco or any subsidiary of Tyco subsequent to the date of such balance sheet which, had they been so acquired on or before such date and owned as of such date, would have been reflected on such balance sheet if prepared on a consistent basis, subject to any dispositions of any of such assets subsequent to the date of such balance sheet not made in violation of the Merger Agreement;

•	any and all rights of Tyco and its subsidiaries under any insurance policies and contracts;

•	any and all assets owned or held immediately prior to the Distribution by Tyco or any of its subsidiaries that primarily relate to or are primarily used in Tyco’s business;

•	certain scheduled assets and any and all assets that are expressly contemplated as assets that have been or that are to be transferred to Tyco or any of its subsidiaries; and

•

subject to certain exceptions, any and all furnishings and office equipment located at a physical site to the extent the ownership or leasehold interest with respect to such physical site is being transferred to or retained by Tyco.

The Separation and Distribution Agreement provides that the assets transferred or assigned to or retained by Tyco or its subsidiaries will not include any assets to the extent they are expressly contemplated as assets to be retained by or transferred to New Pentair or any of its subsidiaries.

Assumptions of Liabilities

The Separation and Distribution Agreement also provides for the settlement or extinguishment of certain liabilities and other obligations between New Pentair and Tyco and identifies the liabilities and other obligations which each of New Pentair and Tyco and their respective subsidiaries will assume or retain.

The liabilities to be assumed or retained by New Pentair or one of its subsidiaries include the following:

•	certain scheduled liabilities and any and all liabilities that are expressly contemplated as liabilities that have been or that are to be assumed by New Pentair or any of its subsidiaries;

•

any and all liabilities primarily relating to, arising out of or resulting from the operation or conduct of the Tyco Flow Control Business whether arising before, on or after the Distribution, the operation or conduct of any business conducted by any subsidiary of New Pentair after the Distribution, or any New Pentair assets, whether arising before, on or after the Distribution;

•

any liabilities to the extent relating to, arising out of or resulting from any terminated or divested business entity, business or operation formerly and primarily owned or managed by or primarily associated with the Tyco Flow Control Business or any New Pentair subsidiary;

•	40% of certain contingent liabilities of Tyco;

•	any liabilities relating to any New Pentair employee or former New Pentair employee before, on or after the Distribution;

•

any liabilities relating to, arising out of or resulting from (x) any indebtedness (including debt securities and asset backed debt) of New Pentair or any of its subsidiaries or indebtedness (regardless of the issuer of such indebtedness) incurred after the Distribution and exclusively relating to the Tyco Flow Control Business, (y) any indebtedness (regardless of the issuer of such indebtedness) incurred after the Distribution and secured exclusively by any of New Pentair’s assets (including any liabilities relating to, arising out of or resulting from a claim by a holder of any such indebtedness, in its capacity as such) or (z) any indebtedness arising from an intercompany note to a subsidiary of Tyco of up to $500 million by a subsidiary of New Pentair or the issuance by a subsidiary of New Pentair of up to $900 million of senior notes or certain scheduled guarantees; and

•

all liabilities reflected as liabilities or obligations on New Pentair’s balance sheet as of September 30, 2011, and all liabilities arising or assumed after the date of such balance sheet which, had they arisen or been assumed on or before such date and been retained as of such date, would have been reflected on such balance sheet if prepared on a consistent basis, subject to any discharge of such liabilities subsequent to the date of the balance sheet.

The Separation and Distribution Agreement provides that the liabilities that are to be assumed or retained by New Pentair or one of its subsidiaries will not in any event include any of the following: (v) any liabilities of Yarway Corporation and Gimpel Corporation; (w) any liabilities that are expressly contemplated as liabilities to be retained or assumed by Tyco or any of its other subsidiaries; (x) any contracts expressly assumed or expressly contemplated as liabilities to be assumed by Tyco or any of its subsidiaries; (y) any intercompany payables expressly discharged pursuant to the Separation and Distribution Agreement and (z) any indebtedness for borrowed money or other intercompany payables and loans (other than obligations under capital leases) outstanding as of the Distribution except to the extent taken into account in determining the amount of required net indebtedness.

The liabilities to be assumed or retained by Tyco or one of its subsidiaries include the following:

•

certain scheduled liabilities and any and all liabilities that are expressly contemplated as liabilities that have been or that are to be assumed by Tyco or any of its subsidiaries (other than New Pentair or any of its subsidiaries);

•

any and all liabilities primarily relating to, arising out of or resulting from: (A) the operation or conduct of Tyco’s business other than the Tyco Flow Control Business as conducted at any time prior to, on or after the Distribution; (B) the operation or conduct of any business conducted by Tyco or any of its subsidiaries other than the Tyco Flow Control Business at any time after the Distribution; or (C) any assets owned by Tyco, whether arising before, on or after the Distribution;

•

any liabilities to the extent relating to, arising out of or resulting from any terminated or divested business entity, business or operation formerly and primarily owned or managed by or primarily associated with Tyco or any of its subsidiaries (other than New Pentair or any of its subsidiaries) or Tyco’s business (other than the Tyco Flow Control Business);

•	any liabilities relating to any Tyco employee or former Tyco employee that does not become a New Pentair employee or former New Pentair employee immediately following the Distribution;

•

any liabilities relating to, arising out of or resulting from (x) any indebtedness (including debt securities and asset-backed debt) of Tyco or any of its subsidiaries or indebtedness (regardless of the issuer of such indebtedness) exclusively relating to the Tyco business (other than the Tyco Flow Control Business) or (y) any indebtedness (regardless of the issuer of such indebtedness) secured exclusively by any of Tyco’s assets (including any liabilities relating to, arising out of or resulting from a claim by a holder of any such indebtedness, in its capacity as such);

•

all liabilities reflected as liabilities or obligations on Tyco’s unaudited combined balance sheet as of September 30, 2011 prepared to give pro forma effect to the Separation and the Distribution (but not the separation of ADT from Tyco and the ADT Distribution) and all liabilities arising or assumed after the date of such balance sheet which, had they arisen or been assumed on or before such date and been retained as of such date, would have been reflected on such balance sheet if prepared on a consistent basis, subject to any discharge of such liabilities subsequent to the date of Tyco’s balance sheet; and

•	any liabilities of Yarway Corporation and Gimpel Corporation.

The Separation and Distribution Agreement provides that the liabilities to be assumed or retained by Tyco or one of its subsidiaries shall not include: (x) any liabilities that are expressly contemplated as liabilities to be retained or assumed by New Pentair or any of its subsidiaries; (y) any contracts expressly assumed by New Pentair or any of its subsidiaries; and (z) any intercompany payables expressly discharged pursuant to the Separation and Distribution Agreement. For purposes of determining which liabilities should be assumed or retained by Tyco, any other liabilities that are not New Pentair liabilities shall be Tyco liabilities.

Consents and Delayed Transfers

If any transfers or assumptions are not consummated by the closing of the Transactions, Tyco and New Pentair are to use reasonable best efforts to effect such transfers and assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Tyco and New Pentair are to use reasonable best efforts to obtain consents required to transfer assets and contracts and to novate obligations under contracts and liabilities as necessary to effectuate the Spin-off. Additionally, Tyco and New Pentair will use reasonable best efforts to remove New Pentair as a guarantor of liabilities retained by Tyco and its subsidiaries and to remove Tyco and its subsidiaries as a guarantor of liabilities to be assumed by New Pentair.

Shared Contracts

Certain shared contracts are to be assigned or amended to facilitate the separation of the Tyco Flow Control Business from Tyco. If such contracts may not be assigned or amended, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract after the Spin-off is complete.

Intercompany Arrangements and Guarantees

A series of intercompany transactions will be undertaken in order to transfer the equity interests in certain subsidiaries of Tyco which hold assets and liabilities associated with the Tyco Flow Control Business to New Pentair. These will include the settlement and forgiveness of intercompany payables and receivables among New Pentair and its subsidiaries and Tyco and its subsidiaries, respectively. Except for matters covered by the Ancillary Agreements or other arm’s-length transactions entered into in the ordinary course of business, any and all agreements, arrangements, commitments and understandings, including all intercompany accounts payable or accounts receivable, between New Pentair and its subsidiaries and other affiliates, and Tyco and its subsidiaries and other affiliates, respectively, will terminate as of the distribution date.

Mutual Releases and Indemnification

Except as otherwise provided in the Separation and Distribution Agreement, each of New Pentair, and Tyco has agreed to release the other and its affiliates, successors and assigns, directors, officers, agents and employees from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the Distribution. The Separation and Distribution Agreement, however, provides that neither party will be released from the following liabilities:

•

with respect to Tyco or any of its subsidiaries (other than New Pentair or any of its subsidiaries), any liability assumed or retained by Tyco or any of its subsidiaries (other than New Pentair or any of its subsidiaries) and, with respect to New Pentair or any of its subsidiaries, any liability of New Pentair assumed or retained by New Pentair or its subsidiaries;

•

any liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a party from or on behalf of another party prior to the effective time of the Distribution;

•	any liability for unpaid amounts for products or services or refunds owing on products or services due on a value-received basis for work done by a party at the request or on behalf of another party;

•

any liability provided in or resulting from any other contract or understanding that is entered into after the effective time of the Distribution between any party or any of its subsidiaries, on the one hand, and the other party or any of its subsidiaries, on the other hand;

•	any liability with respect to certain contingent liabilities of Tyco;

•	any liability with respect to certain continuing arrangements;

•	any liability with respect to the insurance policies written by White Mountain Insurance Company;

•

any liability that the parties may have with respect to indemnification or contribution pursuant to the Merger Agreement, the Separation and Distribution Agreement or otherwise for claims brought against the parties by third persons; and

•	any liability for fraud or willful misconduct.

In addition, nothing will release Tyco from (i) indemnifying any director, officer or employee of New Pentair who was a director, officer or employee of Tyco or any of its affiliates on or prior to the Distribution, to the extent such director, officer or employee is or becomes a named defendant in any action with respect to which he or she was entitled to such indemnification pursuant to then existing obligations or (ii) any liability owed to Pentair pursuant to the Merger Agreement.

Under the Separation and Distribution Agreement, Tyco agreed to indemnify, defend and hold harmless New Pentair from and against any and all indemnifiable losses arising out of, by reason of or otherwise in connection with (a) the liabilities retained or allegedly retained by Tyco, including, after the Distribution, the failure of Tyco or any of its subsidiaries (other than New Pentair or any of its subsidiaries) to pay, perform, fulfill, discharge and, to the extent applicable, comply with, in due course and in full, any such liabilities, (b) any breach by Tyco of any provision of the Separation and Distribution Agreement or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate indemnification therein, in which case any such indemnification claims shall be made thereunder and (c) any breach by Tyco or any of its affiliates (including New Pentair other than with respect to any post-closing obligation of New Pentair) of any covenant, or inaccuracy of any representation and warranty made by Tyco, in the Merger Agreement that survives the closing of the Merger.

Under the Separation and Distribution Agreement, New Pentair agreed to indemnify, defend and hold harmless Tyco and its subsidiaries (including ADT) from and against any and all indemnifiable losses arising out of, by reason of or otherwise in connection with (a) the Tyco Flow Control Business’ liabilities or alleged liabilities, including, after the Distribution, the failure of New Pentair or any of its subsidiaries to pay, perform, fulfill, discharge and, to the extent applicable, comply with, in due course and in full, any such liabilities, (b) any breach by New Pentair of any provision of the Separation and Distribution Agreement or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate indemnification therein, in which case any such indemnification claims shall be made thereunder and (c) any breach by Pentair or any of its affiliates of any covenant, or inaccuracy of any representation and warranty made by Tyco, in the Merger Agreement that survives the closing of the Merger.

Under the Separation and Distribution Agreement, ADT agreed to indemnify, defend and hold harmless Tyco and its subsidiaries (other than New Pentair and its subsidiaries) and New Pentair and its subsidiaries from and against any and all indemnifiable losses arising out of, by reason of or otherwise in connection with certain specified sections of the Separation and Distribution Agreement to which it is a party. Each of Tyco and New Pentair agreed to indemnify, defend and hold harmless ADT and its subsidiaries from and against any and all indemnifiable losses arising out of, by reason of or otherwise in connection with such specified sections of the Separation and Distribution Agreement.

New Pentair Stock and Incentive Plan

The Separation and Distribution Agreement provides that, prior to the spin-off, Tyco will cause New Pentair to adopt an equity compensation plan for the benefit of the employees of New Pentair, which will be in a form agreed to by the parties within 90 days following the date of the Separation and Distribution Agreement. In the event that, after reasonable consultation between the parties, the parties are unable to agree on the form of the equity compensation plan, the form of such plan will be based on Pentair’s 2008 Omnibus Stock Incentive Plan.

Non-Solicitation and Non-Competition

For two years after the Distribution, Tyco, ADT, New Pentair, Pentair and their subsidiaries must refrain from, either directly or indirectly, hiring employees or independent contractors of another party at or above a specified management level (a “Restricted Person”) without the prior written consent of the Senior Vice President for Human Resources of such party. In addition, for two years after the Distribution, Tyco, ADT, New Pentair and Pentair must refrain from, either directly or indirectly, soliciting, aiding or inducing any Restricted Person to leave his employment, provided that any general solicitation through advertisements and search firms not specifically directed at employees of the party are permitted, so long as the soliciting party has not encouraged or advised such employment firm to approach any such employee.

For three years following the consummation of the Transactions, neither Tyco, ADT and their subsidiaries, on one hand, nor New Pentair, on the other hand, may establish or acquire any new businesses that involve the sale of products or the provision of services that compete with the business of Tyco and ADT, on one hand, or the business of New Pentair, on the other hand, subject to exceptions for ownership of securities in entities at various specified thresholds.

Conversion of Equity Awards

Options to purchase Tyco common shares (“Tyco Options”), restricted stock units with respect to Tyco common shares (“Tyco RSUs”) and performance share units with respect to Tyco common shares (“Tyco PSUs” and, together with Tyco Options and Tyco RSUs, “Tyco Equity Awards”) have been granted to various Tyco employees, including employees in the Tyco Flow Control Business who will become officers and employees of New Pentair following the Spin-off.

Under the terms of the stock and incentive plans under which the outstanding Tyco Equity Awards were issued, the Tyco Compensation Committee has the authority to make equitable adjustments to outstanding Tyco Equity Awards in the event of certain transactions, including the distribution of New Pentair common shares in connection with the Spin-off. Accordingly, the Tyco Compensation Committee has authorized that various adjustments be made to outstanding Tyco Equity Awards to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the applicable Tyco Equity Awards following the Spin-off, as discussed below. These adjustments will be made in the same manner for all employees of Tyco who will become employees of New Pentair who hold Tyco Equity Awards. Any options to purchase, or awards relating to, New Pentair common shares issued in connection with such adjustments will be our obligations.

New Pentair intend to file a registration statement with respect to New Pentair common shares issuable upon exercise, or vesting, of the equity awards that New Pentair issues, as soon as practicable following the effective date of the Distribution.

Treatment of Tyco Options

Each Tyco Option that is held, as of the Distribution, by a Tyco employee who will become an employee of New Pentair following the Spin-off (other than a Tyco Option held by a Tyco corporate-level employee that was granted prior to October 12, 2011), will be converted into an option to acquire New Pentair common shares, in the following manner:

•

each converted option will be exercisable for a number of New Pentair common shares determined by multiplying the number of Tyco common shares for which the option is exercisable by a fraction, the numerator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distribution, and the denominator of which is the when-issued closing trading price of the New Pentair common shares on the NYSE on the last trading day immediately prior to the Distribution (or, in the absence of a when-issued trading market with respect to New Pentair, the closing price of Pentair common shares on the NYSE on the last trading day immediately prior to the Distribution), rounded down to the nearest whole share; and

•

each converted option will have an exercise price equal to the exercise price of the applicable Tyco Option prior to the Distribution multiplied by a fraction, the numerator of which is the when-issued closing trading price of the New Pentair common shares on the NYSE on the last trading day immediately prior to the Distribution (or, in the absence of a when-issued trading market with respect to New Pentair, the closing price of Pentair common shares on the NYSE on the last trading day immediately prior to the Distribution) and the denominator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distribution, rounded up to the nearest hundredth of a cent.

Each Tyco Option that was granted prior to October 12, 2011 and that is held, as of the Distribution, by a Tyco director or by certain specified corporate-level employees of Tyco who will not become employees of New Pentair following the Spin-off, will be converted into an option to separately acquire an equal number of New Pentair common shares and Tyco common shares and, assuming the ADT Distribution occurs simultaneously, ADT shares of common stock in the following manner:

•	the adjusted number of shares subject to each option to acquire:

•

Tyco shares will be determined by multiplying the number of Tyco shares for which the Tyco Option is exercisable by a fraction, the numerator of which is the aggregate spread of the original Tyco Option, calculated by reference to the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distribution, and the denominator of which is the sum of (a) the ex-distribution closing trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distributions minus the adjusted exercise price for Tyco options described below, (b) the product of (1) the when-issued closing trading price of the New Pentair common shares on the NYSE on the last trading day immediately prior to the Distributions (or, in the absence of a when-issued trading market with respect to New Pentair, the closing price of Pentair common shares on the NYSE on the last trading day immediately prior to the Distributions) minus the adjusted exercise price for the New Pentair options described below and (2) the distribution ratio for shares of New Pentair (which shall be determined on the distribution date), and (c) the product of (1) the when-issued closing trading price of ADT common shares on the NYSE on the last trading day immediately prior to the Distributions minus the adjusted exercise price for ADT options described below and (2) the distribution ratio for shares of ADT of 0.5 (based on one ADT common share for every two Tyco common shares outstanding as of the record date), rounded down to the nearest whole share;

•

New Pentair shares will be determined by multiplying the number of Tyco shares subject to the converted option by the distribution ratio for shares of New Pentair (which shall be determined on the distribution date); and

•

ADT shares will be determined by multiplying the number of Tyco shares subject to the converted option by the distribution ratio for shares of ADT of 0.5 (based on one ADT common share for every two Tyco common shares outstanding as of the record date).

•

each converted option will have an exercise price as follows: The exercise price of each New Pentair option will be equal to the exercise price of the applicable Tyco Option prior to the Distribution multiplied by a fraction, the numerator of which is the when-issued closing trading price of New Pentair common shares on the NYSE on the last trading day immediately prior to the Distribution (or in the absence of a when-issued trading market, the closing price of Pentair common shares on the NYSE on the last trading day immediately prior to the Distribution) and the denominator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distribution, rounded up to the nearest hundredth of a cent; the exercise price of each ADT option will be equal to the exercise price of the applicable Tyco Option prior to the ADT Distribution multiplied by a fraction, the numerator of which is the when-issued closing trading price of ADT common shares on the NYSE on the last trading day immediately prior to the ADT Distribution and the denominator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the ADT Distribution, rounded up to the nearest hundredth of a cent; and the exercise price of each Tyco option will be equal to the exercise price of the Tyco option prior to the Distributions multiplied by a fraction, the numerator of which is the ex-distribution closing trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distributions and the denominator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distributions, rounded up to the nearest hundredth of a cent.

Each converted option will take into account all employment with both Tyco and New Pentair for purposes of determining when the option vests and terminates.

Treatment of Tyco RSUs

Except as provided below, each Tyco RSU that was granted on or after October 12, 2011 and that is held, as of the Distribution, by a Tyco employee who will become an employee of New Pentair following the Spin-off, will be converted into a number of New Pentair restricted stock units determined by multiplying the number of Tyco RSUs by a fraction, the numerator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distribution and the denominator of which is the when-issued closing trading price of the New Pentair common shares on the NYSE on the last trading day immediately prior to the Distribution (or, in the absence of a when-issued trading market with respect to New Pentair, the closing price of Pentair common shares on the NYSE on the last trading day immediately prior to the Distribution).

Each Tyco RSU that (i) was granted prior to October 12, 2011, and that is outstanding, as of the Distribution, or (ii) that is held by former Tyco employees or former members of the Tyco board of directors who no longer serve on Tyco’s board of directors as of the Spin-off, will be converted into the right to receive, in addition to the Tyco RSUs, an additional award of ADT restricted stock units and New Pentair restricted stock units. The number of additional restricted stock units of ADT and New Pentair will equal the number of common shares that the holder thereof would be entitled to if such restricted stock units were with respect to Tyco common shares.

The Distribution will not have any other effect on the Tyco RSUs being converted to ADT, New Pentair or new Tyco restricted stock units, as applicable, and such converted restricted stock units will be subject to the same terms and conditions as apply to Tyco RSUs. Each converted restricted stock unit will take into account all employment with both Tyco and New Pentair for purposes of determining when the award vests. Fractional restricted stock units will be adjusted or compensated by the Tyco Compensation Committee as appropriate in the sole discretion of the Tyco Compensation Committee.

Treatment of Tyco PSUs

Each Tyco PSU outstanding as of June 29, 2012 that is held by a Tyco employee who will become an employee of New Pentair following the Spin-off, will be converted into Tyco restricted stock units based on performance results through June 29, 2012. The resulting Tyco RSUs held as of the Distribution will then be wanted into the right to receive a number of New Pentair RSUs determined by multiplying the number of such Tyco RSUs by a fraction, the numerator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distribution and the denominator of which is the when-issued closing trading price of the New Pentair common shares on the NYSE on the last trading day immediately prior to the Distribution (or, in the absence of a when-issued trading market with respect to New Pentair, the closing price of Pentair common shares on the last trading day immediately prior to the Distribution), rounded down to the nearest whole share. The Tyco Compensation Committee will determine the level of performance attained with respect to the Tyco PSUs that convert into Tyco RSUs as of June 29, 2012.

Each Tyco PSU (i) that was granted prior to October 12, 2011 and that is held, as of June 29, 2012, by certain specified corporate-level employees of Tyco who will not become employees of New Pentair following the Spin-off or (ii) that is held by former Tyco employees, will be converted into Tyco RSUs based on performance results through June 29, 2012. As of the distribution date, such Tyco RSUs will be converted into the right to receive the same number of Tyco RSUs and an additional award of ADT restricted stock units and New Pentair restricted stock units. The number of additional restricted stock units of ADT and New Pentair will equal the number of common shares that the holder thereof would be entitled to if such restricted stock units were with respect to Tyco common shares.

The Tyco PSUs that are ultimately converted into New Pentair restricted stock units will have a vesting period that is identical to the vesting period for the Tyco PSUs (generally, three years from grant date), and will take into account all employment with Tyco and New Pentair for these purposes. All other terms and conditions of the converted awards will be equivalent to those that apply to Tyco PSUs. Fractional shares will be adjusted or compensated by the Tyco Compensation Committee as appropriate in the sole discretion of the Tyco Compensation Committee.

As a result of the Distribution and the conversion of Tyco Options, Tyco RSUs, Tyco PSUs and Tyco deferred stock units held by Tyco corporate-level employees or by former Tyco employees, former New Pentair employees, or former members of the Tyco board of directors who no longer serve on the Tyco board of directors as of the Spin-off (which will be converted into deferred stock units of each of the three publicly traded companies in the same manner as common shares), there will be outstanding options to acquire approximately 12.5 million New Pentair common shares, and approximately 3 million New Pentair common shares subject to outstanding restricted stock unit and deferred stock unit awards.

Employee Matters

The Separation and Distribution Agreement sets forth the agreements between Tyco and New Pentair as to certain employee compensation and benefit matters. In general, employees of New Pentair participate in various Tyco retirement, health and welfare and other employee benefit plans. After the Distribution, it is anticipated that employees of New Pentair will generally participate in similar plans and arrangements established and maintained by New Pentair. Except as expressly provided in the Separation and Distribution Agreement, New Pentair employees will immediately cease active participation in Tyco benefit plans.

Exchange of Information

New Pentair and Tyco have agreed to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests. New Pentair, ADT and Tyco have also agreed to retain such information until the latest of (i) seven years following the distribution date or (ii) the date on which such records are no longer required to be retained pursuant to each party’s applicable record retention policy and schedules as in effect immediately prior to the distribution date.

Conditions and Termination

Under the terms of the Separation and Distribution Agreement, the consummation of the Distribution is conditioned upon (i) the satisfaction (or waiver by Tyco) of each of the conditions to Tyco’s obligation to effect the closing of the transactions contemplated by the Merger Agreement (other than the consummation of the Distribution) as described in “ The Merger Agreement—Conditions to Completion of the Merger” and (ii) each of Tyco and Pentair having irrevocably confirmed to the other that each of the conditions to its obligations to effect the closing of the Merger has been satisfied or waived and that it is prepared to proceed with the Merger. For a more detailed description of the Merger conditions, see “The Merger Agreement—Conditions to Completion of the Merger.”

The Separation and Distribution Agreement provides that prior to the distribution date it may be terminated by the mutual consent of Tyco, New Pentair and ADT, but only in the event that the Merger Agreement has been terminated pursuant to its terms.

Parties in Interest

The Separation and Distribution Agreement provides that Pentair is a third party beneficiary and that the Separation and Distribution Agreement may not be amended, and the rights under the Separation and Distribution Agreement may not be waived, without the prior written consent of Pentair. In addition, under the Merger Agreement, Tyco and New Pentair are obligated to keep Pentair reasonably informed of their progress in obtaining any necessary or advisable consents or governmental approvals, and other aspects of the Spin-off and Distribution.

Transition Services Agreement

New Pentair intends to enter into a Transition Services Agreement with Tyco in connection with the Transactions. Pursuant to this agreement, New Pentair and Tyco will provide to each other certain transition services from the period beginning on or prior to the distribution date and generally ending within two years after the commencement of such services, subject in certain cases to the right of the service recipient to terminate services early. The transition services to be provided under the agreement are intended to facilitate an orderly and efficient separation of the Tyco Flow Control Business from Tyco’s remaining businesses. The fees payable by a service recipient under the agreement are on an arm’s length basis and generally based on the cost of services provided plus associated taxes, costs and expenses.

Tax Sharing Agreement

Prior to the Distribution, New Pentair intends to enter into the 2012 Tax Sharing Agreement with Tyco and ADT that will govern the respective rights, responsibilities and obligations of Tyco, ADT and New Pentair after the Spin-off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns. Because certain of New Pentair’s subsidiaries are members of one of Tyco’s U.S. consolidated groups, it has (and will continue to have following the Spin-off) several liability with Tyco to the IRS for the consolidated U.S. federal income taxes of such consolidated group relating to the taxable periods in which its subsidiaries were part of such consolidated group. New Pentair expects that the 2012 Tax Sharing Agreement will provide that New Pentair, Tyco and ADT will share (i) certain pre-Distribution income tax liabilities that arise from adjustments made by tax authorities to New Pentair’s, Tyco’s and ADT’s U.S. income tax returns, and (ii) payments required to be made by Tyco with respect to the 2007 Tax Sharing Agreement (collectively, “Shared Tax Liabilities”). Tyco will be responsible for the first $500 million of Shared Tax Liabilities. New Pentair and ADT will share 42% and 58%, respectively, of the next $225 million of Shared Tax Liabilities. New Pentair, ADT and Tyco will share 20%, 27.5% and 52.5%, respectively, of Shared Tax Liabilities above $725 million.

In the event the Distribution, the ADT Distribution, or certain internal transactions undertaken in connection therewith were determined to be taxable as a result of actions taken after the Distributions by New Pentair, ADT or Tyco, the party responsible for such failure would be responsible for all taxes imposed on New Pentair, ADT or Tyco as a result thereof. Taxes resulting from the determination that the Distribution, the ADT Distribution, or any internal transaction that was intended to be tax-free, is taxable are referred to herein as “Distribution Taxes.” If such failure is not the result of actions taken after the Distributions by New Pentair, ADT or Tyco, then New Pentair, ADT and Tyco would be responsible for any Distribution Taxes imposed on New Pentair, ADT or Tyco as a result of such determination in the same manner and in the same proportions as the parties share Shared Tax Liabilities. ADT will have sole responsibility for any income tax liability arising as a result of Tyco’s acquisition of Brink’s Home Security Holdings, Inc. (“BHS”) in May 2010, including any liability of BHS under the tax sharing agreement between BHS and The Brink’s Company dated October 31, 2008 (collectively, the “BHS Tax

Liabilities”). Costs and expenses associated with the management of Shared Tax Liabilities, Distribution Taxes and BHS Tax Liabilities will generally be shared 20% by New Pentair, 27.5% by ADT and 52.5% by Tyco. New Pentair is responsible for all of its own taxes that are not shared pursuant to the 2012 Tax Sharing Agreement’s sharing formulae. Tyco and ADT are responsible for their tax liabilities that are not subject to the 2012 Tax Sharing Agreement’s sharing formulae.

The 2012 Tax Sharing Agreement is also expected to provide that, if any party were to default in its obligation to another party to pay its share of the Distribution Taxes that arise as a result of no party’s fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the 2012 Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, New Pentair could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, New Pentair may be obligated to pay amounts in excess of its agreed-upon share of its, Tyco’s and ADT’s tax liabilities.

Each of New Pentair, Tyco and ADT will agree to indemnify the other two parties against any amounts paid by such other parties pursuant to the 2012 Tax Sharing Agreement and with respect to which such paying parties are not responsible pursuant to the 2012 Tax Sharing Agreement. Though valid as between the parties, the 2012 Tax Sharing Agreement will not be binding on the IRS.

Under the 2012 Tax Sharing Agreement, there will be restrictions on New Pentair’s ability to take actions that could cause the Distribution or certain internal transactions undertaken in anticipation of the Distribution to fail to qualify for favorable treatment under the Code, including entering into, approving or allowing any transaction that results in a change in ownership of more than 35% of its common shares (when combined with any other changes in ownership of its shares), a redemption of equity securities, a sale or other disposition of more than 35% of its assets or engaging in certain internal transactions. These restrictions will apply for the two-year period after the Distribution, unless, for certain transactions, it obtains the consent of Tyco and ADT or it obtains a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm that such action will not cause the Distribution or the internal transactions undertaken in anticipation of the Distribution to fail to qualify for favorable treatment under the Code, and such letter ruling or opinion, as the case may be, is acceptable to Tyco and ADT. Moreover, the 2012 Tax Sharing Agreement will also provide that New Pentair is responsible for any taxes imposed on Tyco, ADT or any of their affiliates as a result of the failure of the Distribution or the internal transactions to qualify for favorable treatment under the Code if such failure is attributable to certain post-Distribution actions taken by or in respect of it, any of its affiliates or its shareholders, regardless of whether the actions occur more than two years after the Distribution, Tyco and ADT consent to such actions or it obtains a favorable letter ruling or opinion of tax counsel as described above. For example, New Pentair would be responsible for a third party’s acquisition of it at a time and in a manner that would cause such failure. These restrictions may prevent it from entering into transactions which might be advantageous to it or its shareholders.

Tyco Flow Control Transitional Trademark License Agreements

GRINNELL Trademarks

Prior to the Spin-off, New Pentair will enter into a Transitional Trademark License Agreement (“Grinnell TTLA”) with Grinnell, LLC, an indirect wholly-owned subsidiary of Tyco (“Grinnell”). The license will allow New Pentair to use certain trademarks, including GRINNELL FLOW CONTROL, GRINNELLONLINE.COM and a stylized version of the Grinnell mark (the “Grinnell TTLA Licensed Marks”) effective at the time of the Distribution and for a period of 5 years thereafter, subject to certain termination provisions. Grinnell will grant to New Pentair a fully paid-up, worldwide license to use the Grinnell TTLA Licensed Marks for specified activities related to the Tyco Flow Control Business’ existing operations.

New Pentair may not assign the Grinnell TTLA without the prior written consent of Grinnell in its sole discretion, and such consent shall be required in connection with a merger, change of control, reorganization, assumption in bankruptcy or equity or asset sale.

TYCO Trademarks

Prior to the Spin-off, New Pentair will enter into a Transitional Trademark License Agreement (“Tyco TTLA”) with Tyco International Services Holding GmbH, an indirect wholly-owned subsidiary of Tyco (“Tyco Services”). The license will allow New Pentair to use certain trademarks that contain the Tyco name and were used in the Tyco Flow Control Business on or prior to the Distribution, including TYCO THERMAL CONTROLS and TYCO FLOW CONTROL (the “Tyco TTLA Licensed Marks”) effective at the time of the Distribution and for a period of 2 years thereafter, subject to certain termination provisions. Tyco Services will grant to New Pentair a fully paid-up, worldwide license to use the Tyco TTLA Licensed Marks for specified industrial flow control products and services, including the design, manufacture and servicing of engineered valves, actuation and controls, electric heat management solutions and water transmission and distribution products and services sold or provided by the Tyco Flow Control Business’ existing operations.

New Pentair may not assign the Tyco TTLA without the prior written consent of Tyco Services in its sole discretion, and such consent shall be required in connection with a merger, change of control, reorganization, assumption in bankruptcy or equity or asset sale.

DEBT FINANCING

Existing Pentair Indebtedness

Pentair has a Fourth Amended and Restated Credit Agreement (the “Pentair Credit Facility”) that creates an unsecured, committed credit facility of up to $700 million, with multi-currency sub facilities to support investments outside the U.S. The Pentair Credit Facility expires on April 28, 2016. Borrowings under the Pentair Credit Facility currently bear interest at the rate of London Interbank Offered Rate (“LIBOR”) plus 1.75%. Interest rates and fees on the Pentair Credit Facility will vary based on Pentair’s credit ratings. Total availability under the Pentair Credit Facility was $487.4 million, of which $205.6 million was outstanding, as of June 30, 2012.

Pentair is authorized to sell short-term commercial paper notes to the extent availability exists under the Pentair Credit Facility. Pentair uses the Pentair Credit Facility as back-up liquidity to support 100% of commercial paper outstanding. As of June 30, 2012, Pentair had $7.0 million of commercial paper outstanding.

In addition to the Pentair Credit Facility, Pentair has various other credit facilities with an aggregate availability of $73.1 million, of which $7.6 million was outstanding at June 30, 2012. Borrowings under these credit facilities bear interest at variable rates.

Pentair has outstanding $500 million aggregate principal amount of 5.00% Senior Notes due 2021 (the “Notes”) that were issued in a public offering in May 2011. The Notes are guaranteed by certain of Pentair’s wholly owned domestic subsidiaries that are also guarantors under the Credit Facility.

Pentair has outstanding $400 million aggregate principal amount of private placement, fixed rate notes that had an average interest rate of 5.65% as of June 30, 2012 and mature between 2013 and 2017. Pentair has outstanding $100 million aggregate principal amount of private placement, floating rate notes that had an average interest rate of 1.07% as of June 30, 2012 and matures in 2013.

In connection with the consummation of the Transactions, Pentair may refinance some or all of this indebtedness, subject to the terms of the Merger Agreement, which provides that Pentair may not repay, incur or refinance any indebtedness to the extent such action would cause Pentair not to be rated investment grade by a ratings agency.

New Pentair Financing

Prior to the Distribution, a subsidiary of New Pentair will issue an intercompany note to a subsidiary of Tyco in an amount not to exceed $500 million. Concurrently with the closing of the Merger, New Pentair will repay the intercompany note.

Prior to the consummation of the Transactions, a subsidiary of New Pentair plans to issue unsecured senior notes in an amount up to $900 million that will be guaranteed by New Pentair. The net proceeds from the issuance of the senior notes will be held in escrow until the completion of the Merger. New Pentair plans to use the net proceeds from the issuance of the senior notes to repay $500 million of Pentair private placement notes and the intercompany note. However, the issuance of the senior notes is not a condition to the Merger and New Pentair cannot provide any assurance that it will complete the issuance of the senior notes. See “The Merger Agreement—Financing.”

Prior to the consummation of the Transactions, Pentair plans to execute a credit agreement with a syndicate of banks providing for an unsecured, committed senior credit facility of up to $1.2 billion that will become effective upon completion of the Merger. Upon completion of the Merger, New Pentair will become a guarantor of, and a subsidiary of New Pentair will become a borrower under, the senior credit facility. New Pentair plans to use availability under the senior credit facility to repay borrowings outstanding under the Pentair Credit Facility as of the completion of the Merger and, if the senior notes are not issued, to repay the intercompany note.

In the event that New Pentair is unable to enter into the senior credit facility or issue the senior notes on acceptable terms, instead of a subsidiary of New Pentair issuing to a subsidiary of Tyco the intercompany note that would be repaid at the closing of the Merger, a subsidiary of New Pentair will issue a one year unsecured “bridge” note for up to $500 million to a subsidiary of Tyco that will bear interest at a rate of 14.0% and be prepayable at any time.

After accounting for the issuance of either the intercompany note or the bridge note, the payment of transaction expenses and transfer of any excess cash to Tyco, but not taking into account any third party financing, New Pentair will have a net indebtedness immediately prior to the Distribution of $275 million.

New Pentair expects to have pro forma aggregate long-term debt of approximately $1.7 billion at the closing of the Merger.

INFORMATION ABOUT PENTAIR

Pentair is a focused diversified industrial manufacturing company comprised of two operating segments: Water & Fluid Solutions and Technical Products. Water & Fluid Solutions is a global leader in providing innovative products and systems used worldwide in the movement, storage, treatment and enjoyment of water. Technical Products is a leader in the global enclosures and thermal management markets, designing and manufacturing standard, modified and custom enclosures that house and protect sensitive electronics and electrical components and protect the people that use them.

Water and Fluid Solutions

Pentair Water & Fluid Solutions is a leading provider of innovative water management and fluid processing products and solutions. Pentair’s comprehensive product suite addresses a broad array of fluid handling needs, with products ranging from energy-efficient pumps and point-of-use filtration to engineered pumps and fluid processing systems. Water & Fluid Solutions’ products have a wide range of residential, industrial, commercial, municipal and agricultural applications.

Water & Fluid Solutions comprises the three platforms shown below:

Flow

In the Flow platform, Pentair manufactures and sells products ranging from light duty diaphragm pumps to high-flow turbine pumps and solid handling pumps while serving the global residential, municipal, commercial, industrial and agricultural end-markets. Pentair’s pumps are used in a range of applications, including use in residential and municipal wells, water treatment, wastewater solids handling, pressure boosting, engine cooling, fluid delivery, circulation and transfer, fire suppression, flood control, agricultural irrigation and crop spray. The Flow platform is a combination of the former Residential Flow and Engineered Flow global business units.

Brand names for Flow include Aurora®, Berkeley®, Fairbanks Morse™, Flotec®, Hydromatic®, Hypro®, JUNG PUMPEN®, Myers®, Nijhuis™, Onga™ and STA-RITE®.

Treatment & Process

In the Treatment & Process platform, Pentair manufactures and sells water and fluid treatment products and systems, including pressure tanks and vessels, control valves, activated carbon products, conventional filtration products, point-of-entry and point-of-use systems, gas recovery solutions, membrane bioreactors, wastewater reuse systems and advanced membrane filtration and separation systems into the global residential, industrial, commercial, and municipal end-markets. These products are used in a range of applications, including use in fluid filtration, ion exchange, desalination, food and beverage, food service, separation technologies for the oil and gas industry, medical and hydraulic, marine and recreational vehicles. The Treatment & Process platform is a combination of the former Residential Filtration and Filtration Solutions global business units.

Brand names for Treatment & Process include Aquamatic®, Autotrol®, CodeLine®, Everpure®, Fleck®, Haffmans™, OMNIFILTER®, Pentair®, SHURflo®, Structural™ and X-Flow®.

Aquatic Systems

In the Aquatic Systems platform, Pentair manufactures and sells a complete line of energy-efficient residential and commercial pool equipment and accessories including pumps, filters, heaters and heat pumps, lights, automatic controls, automatic cleaners, maintenance equipment and pool accessories. Applications for Pentair’s Aquatic Systems products include residential and commercial pool maintenance, pool repair, renovation, service and construction and aquaculture solutions. The Aquatic Systems platform is the former Pool global business unit.

Brand names for Aquatic Systems include Kreepy Krauly®, Onga™, Pentair®, Pentair Pool Products®, Pentair Water Pool and Spa® and STA-RITE®.

Technical Products

Pentair Technical Products is a leading provider of products that guard and protect some of the world’s most sensitive electronics and electronic equipment, ensuring their safe, secure and reliable performance. Pentair’s innovative product offerings include mild steel, stainless steel, aluminum and non-metallic enclosures, cabinets, cases, subracks, backplanes and associated thermal management systems. Pentair’s products serve a range of end-markets, including use in industrial, communications (including telecommunications and data communications), networking, general electronics, energy, commercial infrastructure, security and defense and medical.

Brand names for Technical Products include Hoffman®, McLean® and Schroff®.

For further information on Pentair’s operating segments, see Item 1, Business in Pentair’s Annual Report on Form 10-K for the year ended December 31, 2011 and Note 15 of the Notes to the Consolidated Financial Statements, Business Segments in Pentair’s Annual Report on Form 10-K/A for the year ended December 31, 2011, both of which have been incorporated by reference in this proxy statement/prospectus.

INFORMATION ABOUT THE TYCO FLOW CONTROL BUSINESS

Overview

The Tyco Flow Control Business is a global leader in the industrial flow control market, specializing in the design, manufacture and servicing of highly engineered valves, actuation & controls, electric heat management solutions and water transmission and distribution products. The Tyco Flow Control Business’ broad portfolio of products and services, sold under well-known brands such as Keystone, Vanessa, Anderson Greenwood, Crosby, Sempell, Biffi, Raychem ,Tracer and SINTAKOTE, serve flow control needs across the general process, oil & gas, water, power generation, mining and other industries. The Tyco Flow Control Business provides its customers with highly engineered, customized solutions designed to meet their unique specifications and needs. End users of the Tyco Flow Control Business’ products generally consist of private industrial enterprises and municipalities and other governmental entities involved in infrastructure projects. The Tyco Flow Control Business’ customers’ needs center around protecting the safety of their people and assets, increasing the efficiency and productivity of their operations and reducing their impact on the environment.

One of the keys to the Tyco Flow Control Business’ success is its ability to partner with customers from the earliest stages of a new project. The Tyco Flow Control Business works closely with them from the design and manufacturing phases to the ongoing after-market service and maintenance of the Tyco Flow Control Business’ products. The Tyco Flow Control Business holds leading positions in large fragmented industries, and the Tyco Flow Control Business believes that it is well positioned—because of the Tyco Flow Control Business’ global footprint, extensive industry experience, project management capabilities and applications expertise— to expand the Tyco Flow Control Business in both developed and emerging markets. The Tyco Flow Control Business’ net revenue and operating income for fiscal year 2011 were $3.6 billion and $306 million, respectively.

The Tyco Flow Control Business conducts its business through three reportable segments:

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The Valves & Controls segment is one of the world’s largest manufacturers of valves, actuators and controls. The segment’s leading products, services and solutions address many of the most challenging flow applications in the general process, oil & gas, power generation and mining industries. The Tyco Flow Control Business’ key brands in this segment include Keystone, Vanessa, Anderson Greenwood, Crosby, Sempell, Biffi and Westlock, all of which are leaders in the industries they serve and pioneers in their specific field of application.

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The Thermal Controls segment is a leading provider of complete electric heat management solutions, primarily for the oil & gas, general process and power generation industries. The Tyco Flow Control Business pioneered the development of this market. The Tyco Flow Control Business provides its customers with turnkey and full life-cycle solutions, from front-end engineering and installation to MRO services. The Tyco Flow Control Business also provides products and services for safety and comfort applications, as well as engineered and specialty technologies for critical industry applications. The Tyco Flow Control Business’ major offerings include heat tracing, floor and specialty heating, electronic controls, leak detection systems and fire and performance wiring products. The Tyco Flow Control Business’ key brands in this segment include Raychem, Tracer, TraceTek, DigiTrace, Pyrotenax and PetroTrace.

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The Water & Environmental Systems segment is a leading provider of large-scale water transmission and distribution products and water/wastewater systems in the Pacific and Southeast Asia region. The segment serves mainly regional governmental water authorities, industrial clients and the agricultural water sector, primarily in that region. The Tyco Flow Control Business is one of the region’s leading manufacturers of pipes, valves, fittings, pumps, instruments and meters for the markets the Tyco Flow Control Business serves. The Tyco Flow Control Business also specializes in the design and manufacture of environmental systems for both water and air applications in niche markets worldwide. The Tyco Flow Control Business’ key brands in this segment include SINTAKOTE, Goyen and Water Infrastructure Group.

The Tyco Flow Control Business’ products are sold in nearly 100 countries through multiple channels based on local market conditions and demand. The Tyco Flow Control Business’ primary sales channel is the Tyco

Flow Control Business’ direct sales force, many of whose members are highly skilled engineers who can provide value-added services in the early engineering and design phases of the Tyco Flow Control Business’ customers’ projects. The Tyco Flow Control Business also utilizes distributors, wholesalers, manufacturers’ representatives and other channels where conditions warrant. Additionally, many of the Tyco Flow Control Business’ products are incorporated into products sold by original equipment manufacturers (“OEMs”) or are sold to EPC firms that manage capital projects for the Tyco Flow Control Business’ end customers. The Tyco Flow Control Business’ revenue is broadly diversified across thousands of customers, with no single customer accounting for more than 5% of the Tyco Flow Control Business’ revenue during fiscal year 2011.

The Tyco Flow Control Business serves its extensive global customer base through 45 major manufacturing facilities and 93 after-market service centers around the world.

The Tyco Flow Control Business believes its strategy of leveraging the Tyco Flow Control Business’ global reach, premier brands and highly engineered solutions will drive sustained, profitable growth across its businesses. The Tyco Flow Control Business continues to enhance and expand its product and service offerings, and believes the Tyco Flow Control Business is well positioned to grow its customer base in each of the Tyco Flow Control Business’ strategic markets.

The Tyco Flow Control Business’ Segments, Products and Brands

Each of the Tyco Flow Control Business’ three segments—Valves & Controls, Thermal Controls and Water & Environmental Systems—serves a highly diverse customer base, and none is dependent upon a single customer or group of customers. In fiscal year 2011, no customer accounted for more than 3% of the Tyco Flow Control Business’ net revenue.

As discussed under “Competition” below, the markets in which the Tyco Flow Control Business competes are generally highly fragmented. The Tyco Flow Control Business therefore faces competition from many other businesses throughout the world, including other large global businesses, significant regional businesses and many smaller regional and local businesses.

The table below summarizes the Tyco Flow Control Business’ segments and the products and services they offer. No class of similar products or services accounted for 10% or more of the Tyco Flow Control Business’ net revenue in any of the last three fiscal years.

Business Segment	Products and Services	General Description	Key Brands

Valves & Controls	Valves	A broad range of industrial valve products and services, including pressure-relief, butterfly, ball, triple offset, gate/globe/check and other specialty valves and related products. Valves products and services address the many challenging flow control needs, including extreme pressure and temperature and remote or severe service applications.
	Actuation & Controls	A broad range of actuation and control products and services, including pneumatic, hydraulic and electric actuators, gas-hydraulic and subsea actuators, limit switches, solenoid valves, valve positioners, rotary and linear valve position and control monitors, control panels, and network systems and accessories.

Thermal Controls	Industrial Heat Management Products	Electric heat tracing systems for a wide variety of industrial applications, including process temperature maintenance, freeze protection for pipes and vessels, long pipeline heating, tank heating & insulation, power distribution and control & monitoring systems.
	Tracer Turnkey Solutions	Complete turnkey electric heat management solutions, including engineering, project management, field construction, quality assurance, start-up & commissioning and maintenance & auditing.
	Building & Infrastructure Solutions	Smart, system-based product and service solutions for the commercial, residential and infrastructure markets. Applications address safety and comfort concerns, including pipe freeze protection, flow maintenance, rail heating, fire rated & specialty wiring, floor heating and other applications.
	Engineered & Specialty Technologies	Customized product solutions with full design and development services for a variety of critical industry applications. Technologies include electro-thermal down-hole heating, tip clearance sensors and liquid leak detection systems.

Business Segment	Products and Services	General Description	Key Brands

Water & Environmental Systems	Water Transmission	A broad range of products and services to support the process of collecting water, distributing it to users and returning wastewater responsibly to the environment, including steel, ductile iron and thermoplastic pipeline systems and an array of related products.
	Water Systems	Water systems to commercial and governmental customers consisting of customized project engineering, planning and management solutions for water projects; and irrigation products and solutions consisting of “smart” irrigation systems, from pumping products to large-scale pivot irrigators and subsurface drip systems.
	Environmental Systems	Products and services tailored to address needs for reliable and efficient environmental systems in niche markets worldwide, including clean air systems, water quality monitoring, water flow monitoring, pipeline condition assessment, complete tapping systems, system integration, pumping systems and hydro power turbines.

For a discussion of the share of revenue contributed by each segment during each of the last three fiscal years and the share of total assets held by each segment at the end of each of those years, see Note 16 (“Combined Segment Data”) to the Tyco Flow Control Business’ Audited Combined Financial Statements included elsewhere in this proxy statement/prospectus.

Valves & Controls

Valves & Controls, the Tyco Flow Control Business’ largest business segment, had net revenue of $2.2 billion in fiscal year 2011, representing 61% of the Tyco Flow Control Business’ total net revenue for the year. A global business, it is one of the world’s largest manufacturers of valves, actuators and controls. It provides leading products, services and solutions for many of the most challenging flow applications (such as extreme pressure or temperature) in the general process, oil & gas, power generation and mining industries. Its highly diversified customer base includes thousands of businesses spanning major industrial markets worldwide. Valves & Controls’ global presence is supported by a network of 30 major manufacturing facilities and 69 after-market service centers strategically located worldwide.

The Tyco Flow Control Business believes that Valves & Controls’ brands are among the most trusted in the industry for quality and reliability. Several of those brands—including Keystone, Vanessa, Crosby, Sempell, KTM and Biffi—created the product categories in which they operate, and they maintain their reputation as trusted innovators. Valves & Controls’ products are primarily custom-designed pieces of equipment tailored to specific applications, although the segment also produces standardized off-the-shelf products.

Valves & Controls’ major product categories include the following:

Valves. The Tyco Flow Control Business offers a wide range of valves, including pressure relief, butterfly, ball, triple offset, gate/globe/check and other specialty valves. The valves vary in size (from 20 mm up to 4,300 mm), pressure class (from vacuum up to 720 bar) and materials (including bronze, steel and corrosion-resistant alloys), to handle a wide range of temperatures and substances (including liquids, gases, slurries, corrosives and flammables). The Tyco Flow Control Business believes that this product breadth enables it to more effectively meet customer needs than many of the Tyco Flow Control Business’ competitors are able to do. The Tyco Flow Control Business has built a reputation for expertise and reliable service by working closely with its customers in designing or selecting the specific valves that best serve their processes, applications and cost considerations. Some of the valve types most commonly offered by the Tyco Flow Control Business include the following:

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Pressure Relief Valves and Related Products. The Tyco Flow Control Business’ pressure relief valves are often mission-critical safety equipment, offering over-pressure protection for its customers’ employees, assets and processes. The Tyco Flow Control Business’ Crosby line of direct spring-operated safety and relief valves has been among the world’s most widely used pressure relief lines since it was pioneered in 1874. The Tyco Flow Control Business couples its pressure relief valves with pressure management products such as remote sensors and lift indicators, which help its customers identify over-pressure scenarios at an early stage. Typical applications for pressure relief valves include gas systems, offshore platforms and nuclear facilities.

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Butterfly Valves. Keystone, one of the Tyco Flow Control Business’ leading brands, launched the first rubber-seated butterfly valve in 1951. The butterfly valve provides a bubble-tight shutoff, requires only a quarter-turn (90 degrees) to open or close, can be used for isolation as well as flow control, and is smaller, lighter and generally less expensive than comparable ball valves. Butterfly valves are most commonly used for lower pressure, non-corrosive applications, such as general utility, air handling, water lines and wastewater applications. The Tyco Flow Control Business has refined butterfly valve technology to offer a longer life cycle and to suit most applications for isolation and control of non-corrosive liquids, gases and slurries. The Tyco Flow Control Business complements its butterfly valves with direct-mount actuation packages that eliminate the need for brackets and couplings.

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Ball Valves. The Tyco Flow Control Business manufactures and markets a diverse range of standard and customized ball valves that can be configured to suit most process applications, both critical and non-critical. Applications include water lines, air lines, general utility applications, oil & gas pipelines, subsea lines, offshore platforms and petrochemical and refining processes. Where safety is paramount due to the critical nature of the application, the Tyco Flow Control Business’ ball valves meet that need by providing zero-leakage shutoff and pressure ranges that exceed those of most other valve types.

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Triple Offset Valves. In the mid-1970s, the Tyco Flow Control Business introduced its Vanessa triple offset valve. Over time, this brand introduced revolutionary metal-to-metal seating, zero-leakage triple offset valve technology. Vanessa remains the leading manufacturer of high-technology rotary process valves, which have replaced gate and ball valves in many applications by achieving higher performance, lower cost, tighter shutoff and more reliable sealing. Triple offset valves are used extensively in the extraction, processing, refining, storing and transporting of hydrocarbons and liquefied gases; chemical and petrochemical processing; power generation; district heating; pulp and paper processing; and sugar refining. The Tyco Flow Control Business believes that as triple offset valves are increasingly accepted in more diverse applications, its sales of these valves will continue to grow as a percentage of total segment sales over the next several years.

Actuation & Controls. Actuation products open and close valves, and control products automate actuated valves. The Tyco Flow Control Business’ actuation products include pneumatic, hydraulic and electric actuators, and the Tyco Flow Control Business’ control products include limit switches, solenoid valves, valve positioners, rotary and linear valve position and control monitors, customized control panels, and network systems and accessories. The Tyco Flow Control Business’ Biffi business has been a leading manufacturer of valve actuators for more than 50 years, offering a comprehensive selection of standard as well as specially designed actuation products (including gas-hydraulic and subsea actuators). The Tyco Flow Control Business’ Westlock business is a leading supplier of innovative solutions for the monitoring and control of process valves.

The Tyco Flow Control Business believes that the combination of its valve products, its actuation and control products and its engineering expertise enables the Tyco Flow Control Business to offer its customers complete, integrated valve automation solutions across the industries the Tyco Flow Control Business serves. Many customers look to the Tyco Flow Control Business early in their industrial planning processes to design innovative solutions to complex problems. After the design stage, the Tyco Flow Control Business is able to implement solutions at the local level through its worldwide network of after-market service centers. The centers integrate various products at the Tyco Flow Control Business’ sites in order to prepare installation-ready solutions for delivery to customers’ sites. To better serve customers, the Tyco Flow Control Business often integrates its products with third-party products and repair or overhaul customers’ existing third-party equipment at its after-market service centers.

The segment’s extensive worldwide sales force, which includes many highly skilled engineers, provides customers with sales support that the Tyco Flow Control Business believes differentiates it in a highly fragmented market. Such support includes design and selection recommendations. The Tyco Flow Control Business attempts to engage customers as early as possible – or continuously in the case of the Tyco Flow Control Business’ larger customers – in their project planning process so that the Tyco Flow Control Business can help design solutions to complicated flow problems. Many of the Tyco Flow Control Business’ customer engagements, especially those involving large projects, have significantly long lead times. The timeline from early planning through product package award for a large project can range from one to five years. When the Tyco Flow Control Business is awarded the contract for a large project, the Tyco Flow Control Business’ timeline for project completion and invoice satisfaction is generally 6–12 months. Accordingly, the Tyco Flow Control Business invests in building customer relationships over the long term, which sometimes results in the Tyco Flow Control Business investing considerable time and resources in bidding for capital projects that it does not win or that are not completed by customers because of economic or other factors.

The Tyco Flow Control Business’ sales organization is built around local technical sales talent serving industrial sites on a local level. The Tyco Flow Control Business’ sales organization predominantly comprises direct sales professionals, but also includes many valued local business partners serving as distributors, manufacturer’s representatives and agents. In fiscal year 2010, the Tyco Flow Control Business reorganized its global sales organization along industry lines and supplemented the Tyco Flow Control Business’ local sales capability with global account teams focused on the Tyco Flow Control Business’ largest customers. These teams are responsible for negotiating large projects and framework agreements, and for ensuring that the Tyco Flow Control Business’ local sales organizations provide consistent and coordinated support to customers’ sites. The Tyco Flow Control Business believes that the combination of local and global sales organizations gives it the depth and flexibility to adapt to the multifaceted needs of the Tyco Flow Control Business’ markets, including the needs of both small, specialized local customers and the industry’s largest global customers.

The Tyco Flow Control Business believes that one of Valves & Controls’ distinguishing capabilities is its global services network. Because the Tyco Flow Control Business’ valves are commonly engineered for a customer’s specific application, customers strongly prefer to obtain support from the Tyco Flow Control Business’ after-market service centers for their service requirements. This helps them avoid costly and time-consuming compatibility problems, the disruption of critical processes and the need for recertification of system designs. In certain industries (e.g., nuclear power generation, where the Tyco Flow Control Business has the American Society of Mechanical Engineers’ “N Stamp” certification) and for certain applications (e.g., those involving pressure relief valves), the prior certification of the Tyco Flow Control Business’ products or installations by regulators or standards organizations results in a low incidence of customers switching to competitors’ products for repairs and replacements. The Tyco Flow Control Business has 69 Valves & Controls after-market service centers globally, and the Tyco Flow Control Business continues to add new after-market service centers near its customers’ installations.

Thermal Controls

Thermal Controls is a leading provider of complete electric heat management solutions for industrial and commercial facilities. The segment has operations in more than 20 countries and experience managing industrial heat management projects around the world. Thermal Controls had net revenue of $734 million in fiscal year 2011, representing 20% of the Tyco Flow Control Business’ total net revenue for the year.

The Tyco Flow Control Business believes that Thermal Controls is one of the largest industrial electric heat tracing businesses in the world. Electric heat tracing is the application of an electrical heating element along the length of a pipe or around a vessel to maintain or increase its temperature in order to prevent freezing or solidification or to facilitate an industrial or chemical process. Besides heat tracing, the Tyco Flow Control Business’ products include floor and specialty heating, electronic controls, leak detection and fire and performance wiring products. Some of these products are sold under brand names that have been trusted in the industry for more than 75 years. The Tyco Flow Control Business’ Raychem brand introduced the first self-regulating heating cable, which soon became the industry standard for pipe freeze protection and temperature maintenance applications. Over the past several years, the Tyco Flow Control Business’ Tracer business line has established a new market for turnkey electric heat management solutions for the Tyco Flow Control Business’ industrial customers. One of the keys to the Tyco Flow Control Business’ success in expanding this market has been the ability to provide safe, reliable end-to-end heat management solutions for the Tyco Flow Control Business’ customers’ processing needs at a lower total life cycle cost. The Tyco Flow Control Business serves thousands of diverse customers ranging from large global industrial companies to hospitality businesses and residential, commercial and institutional architects and contractors.

Thermal Controls is managed on a regional basis and operates the following four principal business lines:

Industrial Heat Management Products. This business offers a complete line of electric heat tracing products for a wide variety of industrial applications, including process temperature maintenance, freeze protection of pipes and vessels, long-pipeline heating, tank heating and insulation, and power distribution. The Tyco Flow Control Business believes its industrial heat management systems is among the most advanced control and monitoring systems in the heat tracing industry. The Tyco Flow Control Business believes its electric heat management products generally offer lower installation and maintenance costs and more precise operational control than more traditional low-pressure-steam heat tracing solutions.

Tracer Turnkey Solutions This business offers a complete line of turnkey heat management solutions for all phases of an electric heat tracing project. Services offered include front-end engineering, start-up and commissioning, field construction, project management, quality assurance, and maintenance and auditing. By managing and executing all aspects of the heat tracing system design, installation and maintenance, the Tyco Flow Control Business provides a single interface to the project team on the customer side, which the Tyco Flow Control Business believes increases its value to customers. Much of the Tyco Flow Control Business’ revenue from turnkey management solutions is derived from long-lead-time, major capital projects, whose timing and scope are subject to change based on customer scheduling and other factors outside the Tyco Flow Control Business’ control. These major capital projects can take 2–3 years from concept to inception, and an additional 2–3 years to execute. Therefore, this business is subject to significant fluctuations from period to period.

Building & Infrastructure Solutions. This business offers an array of smart, system-based products and services for the commercial, residential and infrastructure markets. The Tyco Flow Control Business groups applications in this business into two categories: safety and comfort. Safety applications include pipe freeze protection, flow maintenance, rail heating, fire-rated and specialty wiring, surface snow melting, and roof and gutter de-icing. Comfort applications, which are designed to increase comfort and convenience and save energy costs, include mainly floor heating solutions and hot-water-temperature maintenance solutions.

Engineered & Specialty Technologies. This line offers customized product solutions (including full design and development services) for a variety of critical industry applications. Technologies include electrothermal down-

hole heating for enhanced oil recovery and flow assurance; tip clearance sensors for the power generation and aerospace industries; and liquid-leak-detection systems for water, hydrocarbon and environmental applications.

In fiscal year 2011, Thermal Controls generated more than 77% of its revenue from customers in the oil & gas, general process and power generation industries. The Tyco Flow Control Business has maintained strong relationships with many of these customers for decades. Such relationships have enabled the Tyco Flow Control Business to develop a highly innovative and collaborative culture, designed to quickly react to, and in many cases proactively address, its customers’ constantly evolving needs. Where possible, Thermal Controls seeks to work directly with industrial customers on the front end of project development in order to deliver comprehensive product and service packages. Included in such packages are design, engineering, procurement, fabrication, installation, project management and longer term MRO agreements. Accordingly, Thermal Controls operates a global network of six major manufacturing facilities and 17 after-market service centers to provide customers with regional experts familiar with specific codes and requirements. The Tyco Flow Control Business believes that this direct, full-service approach enables Thermal Controls to reduce initial and operational life cycle costs and improve the performance of heat tracing solutions for its customers. It also helps the segment build an attractive revenue base through after-market products and services.

Thermal Controls’ unique engineering capabilities include TRACERLYNX, the Tyco Flow Control Business’ proprietary 3D design software that integrates heat management systems design with 3D plant modeling systems. The Tyco Flow Control Business believes that TRACERLYNX enables Thermal Controls to design heat management systems more quickly and effectively, and to accommodate requested changes more easily.

Like Valves & Controls, Thermal Controls benefits from a large installed base that provides revenue through sales of after-market repair and replacement products and services. Many industrial customers prefer to use incumbent suppliers when replacing their heat management solutions. The Tyco Flow Control Business believes that this incumbent-preference effect is heightened by the mission-critical nature of many of Thermal Controls’ products. For example, the Tyco Flow Control Business’ heat tracing products are often used in critical service environments or for applications in which fluids must be maintained within narrow temperature ranges to prevent process failure, and the Tyco Flow Control Business’ fluid-leak-detection systems are frequently installed in environments where the leakage of even small amounts of fluids may cause explosions, hazardous chemical reactions or corrosion of critical equipment. Conversely, when customers have an installed base of competitors’ products, it is difficult for Thermal Controls to win business unless the customer is undertaking a new capital project.

Thermal Controls sells its products through multiple channels based on local market conditions and demands. While in general the Tyco Flow Control Business strongly prefers to develop sales and service relationships directly with industrial end users, Thermal Controls is also served by a robust sales channel that includes systems and products integrators, EPC firms, contracted and wholesale distributors, installers and manufacturers’ representatives. The Tyco Flow Control Business generally markets Thermal Controls products and services as premium offerings. To support this, the Tyco Flow Control Business highlights its reputation for delivering quality products, its strong sales support and its extensive design and engineering capabilities.

Water & Environmental Systems

Water & Environmental Systems is a leading provider of large-scale water transmission and distribution products and water/wastewater systems in the Pacific and Southeast Asia region. It serves mainly regional governmental water authorities, industrial clients and the agricultural water sector, primarily in that region. The Tyco Flow Control Business is one of the region’s leading manufacturers of pipes, valves, fittings, pumps, instruments and meters. The Tyco Flow Control Business also specializes in the design and manufacture of environmental systems for both water and air applications in niche markets worldwide. Water & Environmental Systems operates nine major manufacturing facilities and seven after-market service centers strategically located across the region. In fiscal year 2011, Water & Environmental Systems generated net revenue of $699 million, or 19% of the Tyco Flow Control Business’ total net revenue.

The segment operates the following three principal lines of business:

Water Transmission. The Tyco Flow Control Business’ Water Transmission business is a complete pipeline solution provider. It focuses on the manufacture and service of systems to support the process of collecting water from its source, distributing it to users and returning wastewater responsibly to the environment. It is one of the leading manufacturers and suppliers of pipeline products to the water industry in the Pacific and Southeast Asia region, and has after-market service centers strategically located across the region. Although the business specializes in high-pressure steel and ductile iron, it also offers products based on economical and versatile materials such as polyvinylchloride (PVC), acrylonitrile butadiene styrene (ABS) and polyethylene (PE). Together, these products—which are available in nominal diameters ranging from 15 mm to 2,500 mm—suit almost every pipe application a customer would have. The Tyco Flow Control Business’ premier steel pipeline product line, SINTAKOTE, offers the strength and ductility of steel combined with the corrosion resistance of plastics. SINTAJOINT, the rubber-ring-joined version of SINTAKOTE, provides significant construction savings and better on-site safety performance relative to traditional welded solutions; moreover, its unique joint system allows for more flexible use in the field. Both of these product lines are pioneers in the industry. The Tyco Flow Control Business’ pipe products are complemented by a full range of pipeline components, including fittings, jointing systems, valves, hydrants, clamps and couplings.

To support its product offerings, the Tyco Flow Control Business’ Water Transmission business provides comprehensive pipeline services to industrial and governmental customers, including maintenance and repair of water and wastewater systems, structural pipe lining, pipeline coating, pipeline asset maintenance and installation, pipeline replacement and pipe bursting, under-pressure tapping and stopping, and comprehensive installation and repair training for steel and ductile iron. The Tyco Flow Control Business’ network of after-market service centers, R&D facilities and skilled employees help to ensure that the Tyco Flow Control Business’ products, services and quality standards remain at the forefront of pipeline innovation.

Water Systems. The Tyco Flow Control Business’ Water Systems group provides water systems and irrigation products to commercial and governmental customers. It is subdivided into two operating groups: Water Dynamics and the Water Infrastructure Group.

Water Dynamics designs, manufactures, distributes, installs and services “smart” irrigation systems, from pumping products to large-scale pivot irrigators and subsurface drip systems. Water Dynamics supplies irrigation products and design and project management services through its 23 locations across the Pacific region as well as through regional agricultural distributors. The Tyco Flow Control Business believes that Water Dynamics enjoys a reputation for rapid-response service and maintenance and for the ability to manage complicated agricultural irrigation projects.

The Water Infrastructure Group provides an array of turnkey solutions for water infrastructure, including design, build, operation and maintenance services. The business serves regional water authorities and industrial customers. The Water Infrastructure Group is Australia’s largest non-governmental supplier of Class A recycled water for farming and residential use, and is one of Australia’s leading specialists in pipeline assessment, maintenance, rehabilitation and upgrades. In fiscal year 2011, the Tyco Flow Control Business refocused the Water Infrastructure Group to also serve as a business development arm for the Tyco Flow Control Business’ water transmission business. The Tyco Flow Control Business believes this will help expand the segment’s core pipe business by helping it win turnkey infrastructure projects in new markets.

Environmental Systems. The Environmental Systems business is a supplier of integrated environmental solutions to niche markets in three regions: Europe, Middle East and Africa (“EMEA”), the Americas and Asia-Pacific. Its diverse range of business lines includes Clean Air Systems, Water Monitoring, Environmental Monitoring and Pumping & Tank Systems. Clean Air Systems’ products consist of particulate and gas monitoring systems and reverse-jet pulse-cleaning systems for fabric filter dust collectors. The business serves the power generation, steel, alumina, cement, waste incineration, bulk solids and general manufacturing industries. Water Monitoring’s products consist of water quality sensors, analyzers and flow meters specifically designed for long-term unattended environmental monitoring. Its principal markets are regional water authorities. Environmental Monitoring offers a complete suite of environmental monitoring solutions comprising telemetry, flood warning and forecasting systems, and fresh water and wastewater monitoring. The business provides environmental solutions to international funding agencies, government utilities, power authorities, irrigation groups and the mining sector. Pumping & Tank Systems supplies solutions ranging from bare shaft pumps, storage tanks and hydropower turbines to customer-specific turnkey pumping systems.

The Tyco Flow Control Business believes that its Water & Environmental Systems segment has effectively differentiated itself from competitors by providing experienced service and support across its entire pipeline product spectrum (from steel to ductile iron to plastic pipe) and delivery chain (from initial project design to ongoing maintenance). Several of the Tyco Flow Control Business’ brands, including SINTAKOTE, Goyen and Water Infrastructure Group, have been trusted in Australia for decades. The segment’s business has been bolstered in recent years by major water pipeline projects in Australia, as well as by strong commodity prices, which have spurred water-intensive mining projects in the region. At the same time, the Tyco Flow Control Business faces increased competition in ductile iron manufacturing from companies in lower cost countries; the Tyco Flow Control Business is therefore exploring opportunities to manufacture ductile iron products in or source them from lower cost countries.

Although the Tyco Flow Control Business believes it is well positioned to successfully compete for and win large infrastructure assignments in the future, such projects require long lead times to secure and execute, often take more than one year to carry out given customer schedules, and are non-recurring in nature. With their timing and scope subject to change based on factors outside the Tyco Flow Control Business’ control, the Tyco Flow Control Business’ financial results in this segment are subject to significant fluctuations from period to period.

Raw Materials

The principal raw materials used in manufacturing the Tyco Flow Control Business’ products are readily available. They include ferrous and non-ferrous metals in the form of castings, steel plate, forgings, bar stock and fasteners, as well as non-metal raw materials such as specialty polymers, synthetic rubber and fluoropolymer components. The Tyco Flow Control Business purchases a substantial portion of raw materials from outside sources and have developed a robust supply network. The Tyco Flow Control Business continually monitors the business conditions of its suppliers to manage competitive market conditions and to avoid potential supply disruptions. The Tyco Flow Control Business continues to expand global sourcing opportunities to capitalize on emerging markets and other low-cost sources of purchased goods, balancing low cost with high quality and efficient, consolidated and compliant logistics. The Tyco Flow Control Business does not currently anticipate shortages of raw materials in the near future.

In the Tyco Flow Control Business’ Valves & Controls segment, engineered castings and forgings are essential to its fabrication of valves for the Tyco Flow Control Business’ customers. While the Tyco Flow Control Business manufactures certain castings at its foundries, the Tyco Flow Control Business purchases other castings and forgings from qualified and approved sources. Because the Tyco Flow Control Business and many of its competitors rely on the same foundries to supply castings and forgings, the Tyco Flow Control Business and they have experienced delays in obtaining these components during prior periods of growth in the worldwide market for valves. The Tyco Flow Control Business could potentially experience such delays in the future. Based on the Tyco Flow Control Business’ continual monitoring of its supply chain, it currently does not expect any such delays to materially impact the Tyco Flow Control Business’ competitive position.

In the Tyco Flow Control Business’ Thermal Controls segment, its most important raw materials are copper and specialty polymers. The specialty polymer business has been fairly steady except for occasional periods of tight supply related to unusual events such as the 2011 Japanese tsunami, which impacted Japanese producers and therefore worldwide supply.

Finally, in the Tyco Flow Control Business’ Water & Environmental Systems segment, its most important raw materials are hot rolled strip steel, aluminum ingots, copper wire, iron castings, scrap steel, coke and various plastic resins. Except for coke, these materials have historically been readily available to the Tyco Flow Control Business from an array of suppliers. The Tyco Flow Control Business does not anticipate any material disruptions in their supply.

The Tyco Flow Control Business is exposed to fluctuations in the price of raw materials. The Tyco Flow Control Business generally manages these fluctuations through contractual arrangements with its customers and by timing the Tyco Flow Control Business’ raw material purchases concurrently with customer price quotations.

Research and Development; Intellectual Property

Research and development (R&D) is an important element of the Tyco Flow Control Business’ engineering culture. The Tyco Flow Control Business’ engineers and scientists focus on developing new products, improving existing ones (including their installation and operation) and applying know-how to anticipate customer needs and emerging trends. The Tyco Flow Control Business invested $18 million, $18 million and $11 million in R&D during fiscal years 2011, 2010 and 2009, respectively. Total expenditures for R&D and other product development activities during those years amounted to $47 million, $42 million and $41 million, respectively.

The Tyco Flow Control Business conducts its R&D activities in its 27 technology centers, which are located close to some of the Tyco Flow Control Business’ major manufacturing facilities to ensure an efficient development process. The Tyco Flow Control Business has launched R&D centers of excellence in China and India, where it is accelerating the customization of the Tyco Flow Control Business’ applications to local needs. Scale-up activities within the R&D process are conducted at the Tyco Flow Control Business’ piloting and testing facilities, which enables it to serve the Tyco Flow Control Business’ strategic markets in each region of the world. Scale-up is also conducted at strategic customer sites. To further strengthen the Tyco Flow Control Business’ position in the markets it serves, the Tyco Flow Control Business expects to increase its investment in R&D and product development capabilities to rates similar to those of the Tyco Flow Control Business’ market peers.

The Tyco Flow Control Business generally seeks patent protection for inventions and improvements likely to be incorporated into the Tyco Flow Control Business’ products and their applications, or when proprietary rights will improve the Tyco Flow Control Business’ competitive position. The Tyco Flow Control Business also seeks trademark, trade name and service mark protection for brand names the Tyco Flow Control Business believes are valuable to its business, and copyright protection for proprietary software that the Tyco Flow Control Business develops for use in its operations or as components of its control and monitoring products. The Tyco Flow Control Business licenses intellectual property from third parties when it believes it will be advantageous and cost-effective for the Tyco Flow Control Business to do so. The Tyco Flow Control Business believes that its patents, patent applications, trademarks, trade names, service marks and copyrights are important for maintaining the competitive differentiation of the Tyco Flow Control Business’ products and improving its return on R&D investments. The Tyco Flow Control Business owns, controls or has rights to use a significant number of patents, trade secrets, trademarks, trade names, service marks and copyrights, as well as confidential information and other intellectual property rights. In the aggregate, these rights are of material importance to the Tyco Flow Control Business. However, the Tyco Flow Control Business believes that the Tyco Flow Control Business as a whole, as well as the business of each of the Tyco Flow Control Business’ segments, is not materially dependent on any one intellectual property right or related group of rights.

Patents, patent applications, license agreements and copyrights expire or terminate over time by operation of law, in accordance with their terms or otherwise. As the Tyco Flow Control Business’ portfolio of patents, patent applications, license agreements and copyrights evolves over time, the Tyco Flow Control Business does not expect the expiration of any specific intellectual property right to have a material adverse effect on the Tyco Flow Control Business’ financial position, results of operations or cash flows. The Tyco Flow Control Business believes that in certain cases, the knowledge and experience it has gained in manufacturing and marketing a product (including trade secrets regarding manufacturing processes that the Tyco Flow Control Business vigorously protects) may prove to be a more effective barrier to competition than the underlying patent.

Competition

The end-markets in which the Tyco Flow Control Business competes remain highly fragmented despite substantial merger and acquisition activity. Despite this fragmentation, its businesses generally are amongst the leaders in the end-markets they serve. The Tyco Flow Control Business’ Valves & Controls business is recognized as one of the largest, most global competitors in the industry; the Tyco Flow Control Business’ Thermal Controls business is a leader in the global electric heat tracing industry; and the Tyco Flow Control Business’ Water & Environmental Systems business is a leader in water pipeline systems in the Pacific and Southeast Asia region. Nonetheless, the Tyco Flow Control Business still faces significant competition from many other businesses, including large global businesses, large regional businesses and many smaller regional and local businesses.

Despite this competitive landscape, the Tyco Flow Control Business believes that it is well positioned to continue growing its business by optimizing the Tyco Flow Control Business’ operations to deliver competitive products and services to local markets worldwide. In particular, the Tyco Flow Control Business believes that market fragmentation provides opportunities for it to capture additional share in the Tyco Flow Control Business’ current markets, as well as to expand into adjacent markets. The Tyco Flow Control Business believes it can capitalize on these opportunities through both organic initiatives and strategic acquisitions aimed at areas that complement the Tyco Flow Control Business’ portfolio of offerings. In addition, because the Tyco Flow Control Business believes that emerging markets will supply an increased portion of its future revenue stream, the Tyco Flow Control Business expects to invest considerable resources in building its distribution channels and engineering and manufacturing facilities in these markets to ensure that the Tyco Flow Control Business can address customer demand.

The Tyco Flow Control Business’ market positions continue to be determined by its relative performance in a number of areas, including product and solution performance (design, quality, specification), delivery (history, reliability, efficiency), support (sales, engineering) and value (price, terms, total life cycle cost). The relative weight of these factors depends upon the type of customer and need (capital project or after-market sale) and industry dynamics (slow or high growth). Price tends to be a greater consideration in capital project and slow-growth applications. In the after-market category, on the other hand, timeliness of delivery, quality and the proximity of after-market service centers tend to weigh more. To remain competitive, the Tyco Flow Control Business must continually adapt to customer needs and industry dynamics. For example, for slow-growth applications and capital projects, the Tyco Flow Control Business attempts to lower its costs by manufacturing products in lower cost countries. Additionally, to strengthen the Tyco Flow Control Business’ sales and services, especially in emerging markets, the Tyco Flow Control Business continually builds its local presence in key areas and develop mobile service capabilities to reach remote customer locations.

The Tyco Flow Control Business estimates that its Valves & Controls business comprises 6% of the approximately $34 billion global valve market that the Tyco Flow Control Business serves. The Tyco Flow Control Business’ larger competitors in this space vary significantly based on the specific end user application (e.g., product type) and end user industry. Competitors in the in the general process industries include Kitz, Flowserve and Bray; in the oil & gas industry include Cameron, Rotork, the Dresser unit of General Electric and Emerson’s actuator unit; in the power generation industry include Flowserve, KSB, Velan, CCI and Weir; and in the mining industry include Weir, FL Smidth and Bray.

The Tyco Flow Control Business estimates that its Thermal Controls business comprises 7% of the approximately $10 billion electric heat tracing market. The Tyco Flow Control Business believes it is one of a few companies in this space, if not the only one, to provide a true turnkey solution covering all stages of the heat management project life cycle. The Tyco Flow Control Business’ most meaningful competitor in supplying products to this space is Thermon. Smaller product-focused competitors include Bartec, Chromalox and DEVI (Danfoss).

The Tyco Flow Control Business estimates that its Water & Environmental Systems business comprises 20% of the approximately $1.6 billion Pacific and Southeast Asia market for water transmission and distribution products. This share makes the business one of the leading players in the region. The Tyco Flow Control Business’ most significant competitors include the Vinidex unit of Metal Manufactures Group, the Iplex unit of Fletcher Building, Pipe Lining & Coating and Fibrelogic. Pricing competition, particularly in the ductile iron pipeline area, has increased in recent years. In particular, competition from players who source or manufacture ductile iron from or in lower cost countries, including Vinidex and Iplex, has recently challenged the Tyco Flow Control Business. The Tyco Flow Control Business expects that such competition will intensify over the next several years. Additionally, an Australia-based pipe company recently announced the manufacture of coated and lined steel pipe products and fittings that could compete directly with the Tyco Flow Control Business’ SINTAKOTE line of steel pipeline systems; however, the Tyco Flow Control Business believes that its competitive position is strong owing to the Tyco Flow Control Business’ 30 years of successful installations and its company reputation. The Tyco Flow Control Business continues to monitor these developments closely.

Cyclicality and Seasonality

The Tyco Flow Control Business uses the term “cyclicality” to refer to general economic cycles and to the periodic ebb and flow of business cycles in the industries it serves. The Tyco Flow Control Business is exposed to such cyclicality, particularly to the extent that it impacts industrial capital spending, which tends to trail the overall economy. However, the Tyco Flow Control Business believes that the breadth of its product portfolio, industrial end-markets and geographical markets reduces the Tyco Flow Control Business’ exposure to cyclicality in any particular market. The Tyco Flow Control Business also believes that its after-market sales and service offerings reduce the Tyco Flow Control Business’ exposure to cyclicality to the extent that companies choose to substitute MRO of existing facilities for new major capital projects.

The Tyco Flow Control Business’ Valves & Controls business is the Tyco Flow Control Business’ largest business and also its most diversified business by industrial end-market and geographical location. Because of this diversity, and because it derives a significant portion of its revenue from after-market products and services, the Tyco Flow Control Business believes it is less exposed to cyclicality in its markets than its other segments. The Tyco Flow Control Business’ Thermal Controls business is exposed to cyclical forces across the markets it serves, but particularly in the oil & gas industry, from which it derived 39% of its revenue in fiscal year 2011. Although that industry has been robust in recent years, a significant downturn would adversely impact the performance of the segment. The Tyco Flow Control Business’ Water & Environmental Systems segment focuses mainly on Australian governmental and industrial projects. These may vary significantly from year to year depending on a number of factors, including general economic conditions and regional water authority budgets. Except in the Tyco Flow Control Business’ Water & Environmental Systems business, the Tyco Flow Control Business does not believe that it is significantly more exposed to cyclical factors than are the Tyco Flow Control Business’ competitors.

The strength of some of the Tyco Flow Control Business’ end-markets varies based on the impact of weather or other seasonal variables. For example, Thermal Controls’ electric heat tracing business, which mainly serves customers in the Northern Hemisphere, generally experiences increased demand for repair and maintenance products and services during the fall and winter months. Water & Environmental Systems, which mainly serves customers in the Southern Hemisphere, generally experiences lower demand from irrigation systems and major pipeline projects during the wet season (roughly, December–March). These seasonal effects, which coincide with the Tyco Flow Control Business’ first two fiscal quarters, may vary from year to year based on the relative severity of weather conditions.

Geographical Information

For a discussion of net revenue and long-lived assets by geographical area for each of the last three fiscal years, please see Note 16 (“Combined Segment Data”) to the Tyco Flow Control Business’ Audited Combined Financial Statements included elsewhere in this proxy statement/prospectus.

The global nature of the Tyco Flow Control Business presents certain risks, including risks related to local laws and regulations; currency exchange rate fluctuations and restrictions on currency repatriation; import and export restrictions and changes in trade regulations; adverse tax developments; political or social unrest; intellectual property rights; and corruption. See “Risk Factors—Risks Related to the Combined Business—Risks Relating to the Tyco Flow Control Business—The Tyco Flow Control Business has significant operations outside of the United States, which are subject to political, economic and other risks inherent in operating outside of the United States.”

Backlog

Many of the products the Tyco Flow Control Business sells—including those it designs and fabricates for specific customers, applications or projects—are long-lead time items or items that the Tyco Flow Control Business generally does not carry in inventory. As a result, during any period of the Tyco Flow Control Business’ fiscal year, it may carry a significant backlog of customer orders. See “Management Discussion and Analysis of Financial Condition and Results of Operations of the Tyco Flow Control Business—Orders and Backlog.”

Employees

As of September 30, 2011, the Tyco Flow Control Business employed approximately 15,500 people worldwide, of whom approximately 3,700 were employed in the United States and 11,800 were outside the United States. Approximately 4,800 employees were covered by collective bargaining agreements or works councils. The Tyco Flow Control Business believes that its relations with the labor unions representing the Tyco Flow Control Business’ employees are generally good.

Properties and Facilities

The Tyco Flow Control Business operates from 307 locations in 40 countries. These properties total 10.3 million square feet, of which the Tyco Flow Control Business owns 5.9 million square feet and lease 4.4 million square feet.

The Tyco Flow Control Business considers the many offices, manufacturing facilities, warehouses, foundries and other properties that it owns or leases to be in good condition and generally suitable for the purposes for which they are used. The Tyco Flow Control Business does not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. For a description of the Tyco Flow Control Business’ lease obligations, see Note 11 (“Commitments and Contingencies”) to the Tyco Flow Control Business’ Audited Combined Financial Statements included elsewhere in this proxy statement/prospectus.

Valves & Controls has manufacturing facilities, warehouses, distribution centers, offices and other properties throughout North America, South America, Europe, the Middle East and the Asia-Pacific region. The segment occupies 192 locations (totaling 6.7 million square feet of space) in 34 countries.

Thermal Controls has manufacturing facilities, warehouses, distribution centers, offices and other properties in North America, Europe and the Asia-Pacific region. The segment occupies 46 locations (totaling 1.3 million square feet of space) in 21 countries.

Water & Environmental Systems has manufacturing facilities, warehouses, distribution centers, offices and other properties in Europe and the Asia-Pacific region. The segment occupies 69 locations (totaling 2.3 million square feet of space) in 9 countries.

Of the locations described above, 45 are major manufacturing facilities, defined as manufacturing facilities of over 50,000 square feet. The Tyco Flow Control Business owns 29 of these major manufacturing facilities, which have approximately 5.0 million square feet of space. The following table shows the Tyco Flow Control Business’ major manufacturing locations by segment and region:

	Valves & Controls		Thermal Controls		Water & Environmental Systems		Total
	# of major manufacturing plants	Approx. SF	# of major manufacturing plants	Approx. SF	# of major manufacturing plants	Approx. SF	# of major manufacturing plants	Approx. SF
North and South America	7	829,634	4	387,921	0	0	11	1,217,555
Europe, Middle East & Africa	14	2,824,585	1	93,624	1	53,314	16	2,971,523
Asia Pacific	9	947,779	1	209,968	8	1,283,470	18	2,441,217
TOTAL	30	4,601,998	6	691,513	9	1,336,784	45	6,630,295

Corporate Headquarters

The Tyco Flow Control Business’ corporate headquarters are currently located in Schaffhausen, Switzerland, in a facility shared with Tyco. The Tyco Flow Control Business intends to move its headquarters to Neuhausen, Switzerland prior to the Spin-off where it will share the same building as Tyco, but will occupy an independent space on separate floors. Tyco and the Tyco Flow Control Business will each have their own separate security and information systems. The Tyco Flow Control Business has agreed to lease this space directly from the third-party building owner at market rates for a 9-year period from the distribution date. The Tyco Flow Control Business’ U.S. headquarters is currently located in Princeton, New Jersey, in a facility shared with Tyco. Following the Merger, the Tyco Flow Control Business intends to move its U.S. headquarters to Pentair’s headquarters in Minneapolis, Minnesota.

Environmental Regulation

The Tyco Flow Control Business is subject to environmental laws and regulations in all jurisdictions in which it has operating facilities. These requirements primarily relate to waste generation and disposal, air emissions and wastewater discharges. The Tyco Flow Control Business periodically makes capital expenditures to enhance its compliance with environmental requirements, as well as to abate and control pollution. The Tyco Flow Control Business has incurred and continues to incur operating costs relating to ongoing environmental compliance matters. Based on existing and proposed environmental requirements and the Tyco Flow Control Business’ anticipated production schedule, the Tyco Flow Control Business believes that future environmental compliance expenditures and operating costs will not have a material adverse effect on its financial condition, results of operations or cash flows.

The Tyco Flow Control Business is involved in environmental remediation and legal proceedings related to the Tyco Flow Control Business’ current business and, pursuant to certain indemnification obligations, related to a formerly owned business (Mueller Holdings Corp.). The Tyco Flow Control Business is responsible, or is alleged to be responsible, for ongoing environmental investigation and remediation of sites in several countries. These sites are in various stages of investigation and/or remediation; at some of them, the Tyco Flow Control Business’ liability is considered de minimis. The Tyco Flow Control Business has received notification from the U.S. Environmental Protection Agency, and from similar state and non-U.S. environmental agencies, that several sites formerly or currently owned and/or operated by the Tyco Flow Control Business, and other sites that may be or may have been impacted by those operations, contain disposed or recycled materials or wastes and require environmental investigation and/or remediation. At some of these sites, the Tyco Flow Control Business has been identified as a potentially responsible party under federal, state and/or non-U.S. environmental laws and regulations.

The Tyco Flow Control Business records accruals for environmental matters on a site-by-site basis when it is probable, based on current law and existing technologies, that a liability has been incurred and the amount of the liability can be reasonably estimated. It can be difficult to estimate reliably the final costs of investigation and remediation due to various factors. In the Tyco Flow Control Business’ opinion, the total amount accrued is appropriate. The Tyco Flow Control Business concluded—based on its experience, current information about known contingencies and applicable laws—that it would probably incur remedial costs in the range of $10 million to $33 million as of March 30, 2012. The Tyco Flow Control Business also concluded that the best estimate within this range was $14 million. In the Tyco Flow Control Business’ Combined Balance Sheet, $9 million of this sum was included in accrued and other current liabilities, and $5 million was included in other liabilities. The Tyco Flow Control Business does not anticipate that these liabilities will have a material adverse effect on its combined financial position, results of operations or cash flows. The Tyco Flow Control Business cannot give assurance, however, that other sites (or new details about sites known to us) will not be identified in the future and give rise to environmental liabilities with material adverse effects on the Tyco Flow Control Business.

Legal Proceedings

In addition to environmental matters, from time to time the Tyco Flow Control Business is subject to disputes, administrative proceedings and other claims arising out of the normal conduct of its business. These matters generally relate to the use or installation of the Tyco Flow Control Business’ products, product liability litigation, personal injury claims, commercial and contract disputes, and employment-related issues. Except with respect to the matters specifically identified below, and based on information currently available to the Tyco Flow Control Business, the Tyco Flow Control Business does not believe that existing proceedings and claims will have a material impact on its financial condition, results of operations or cash flow. However, litigation is unpredictable, and the Tyco Flow Control Business could incur judgments or enter into settlements for current or future claims that could adversely affect the Tyco Flow Control Business’ financial condition, results of operations or cash flow.

Asbestos Liabilities

The Tyco Flow Control Business and numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. These cases typically involve product liability claims based primarily on allegations of manufacture, sale or distribution of industrial products that either contained asbestos or were attached to or used with asbestos-containing components manufactured by third parties. Each case typically names between dozens and hundreds of corporate defendants. Historically, the Tyco Flow Control Business and its subsidiaries have been identified as defendants in asbestos-related claims along with other Tyco subsidiaries. Over the past several years, the Tyco Flow Control Business has observed an increase in the number of asbestos-related lawsuits, including lawsuits by plaintiffs with mesothelioma-related claims. A large percentage of these suits have not presented viable legal claims and, as a result, have been dismissed or withdrawn. The Tyco Flow Control Business’ strategy has been, and continues to be, to mount a vigorous defense aimed at having unsubstantiated suits dismissed; where appropriate, the Tyco Flow Control Business also tries to settle suits before trial.

As of March 30, 2012, there were approximately 1,700 lawsuits pending against entities for which the Tyco Flow Control Business will assume responsibility. Each lawsuit typically includes several claims, and the Tyco Flow Control Business has determined that there were approximately 2,300 claims outstanding as of March 30, 2012. This number does not include adjustments for claims that were not actively being prosecuted, identified incorrect defendants or duplicated other actions.

For a detailed discussion of asbestos-related matters, see Note 11 (“Commitments and Contingencies”), to the Tyco Flow Control Business’ Audited Combined Financial Statements included elsewhere in this proxy statement/prospectus.

Compliance Matters

As disclosed in Tyco’s periodic filings, it has received and responded to various allegations and other information that certain improper payments were made by Tyco’s subsidiaries (including subsidiaries of the Tyco Flow Control Business) in recent years. Tyco has reported to the DOJ and the SEC the investigative steps and remedial measures that it has taken in response to these and other allegations. It also has reported on its internal investigations, including retaining outside counsel to perform a baseline review of Tyco’s policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act. Tyco has continued to investigate and make periodic progress reports to these agencies regarding its compliance efforts and its follow-up investigations. Such reports have included, as appropriate, briefings concerning additional instances of potential improper conduct identified by Tyco in the course of its ongoing compliance activities. In February 2010, Tyco initiated discussions with the DOJ and SEC aimed at resolving these matters, including matters that pertain to subsidiaries of the Tyco Flow Control Business. These discussions remain ongoing. The Tyco Flow Control Business has recorded its best estimate of potential loss related to these matters. However, it is possible that this estimate may differ from the ultimate loss determined in connection with the resolution of this matter, and the Tyco Flow Control Business may be required to pay material fines, consent to injunctions on future conduct, consent to the imposition of a compliance monitor, or suffer other criminal or civil penalties or adverse impacts, including being subject to lawsuits brought by private litigants. Each of these developments may have a material adverse effect on the Tyco Flow Control Business’ financial position, results of operations or cash flows.

Corporate Organization

New Pentair is a Swiss corporation limited by shares (Aktiengesellschaft), registered in the Commercial Register of the Canton of Schaffhausen, Switzerland on March 2, 2012 under register number CH-290.3.017.440-3-3. New Pentair will acquire the Tyco Flow Control Business pursuant to the reorganization transactions contemplated in connection with the Transactions described in “The Transactions.”

Legal Corporate Governance Framework

New Pentair is subject to the laws and regulations of Switzerland, including in particular Swiss company law, and to the securities laws of the United States and the rules of the NYSE as applicable to registrants of exchange-listed common equity securities.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE TYCO FLOW CONTROL BUSINESS

Introduction

The following information should be read in conjunction with the “Selected Historical Combined Financial Information of the Tyco Flow Control Business” and the Tyco Flow Control Business’ combined financial statements and related notes included elsewhere in this proxy statement/prospectus. The following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the headings “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

On September 19, 2011, Tyco announced plans for the complete legal and structural separation of the Tyco Flow Control Business from Tyco. On March 28, 2012, Tyco announced that it, New Pentair, Panthro Acquisition, a wholly-owned subsidiary of Tyco Flow Control, and Panthro Merger Sub, a wholly-owned subsidiary of Panthro Acquisition, had entered into the Merger Agreement with Pentair, providing that immediately following the Distribution and on the terms and subject to the other conditions of the Merger Agreement, Panthro Merger Sub will merge with and into Pentair, with Pentair surviving the Merger as a wholly owned indirect subsidiary of New Pentair.

The Spin-off will be completed through the pro rata distribution of New Pentair shares to Tyco shareholders as of the record date for the Distribution. After giving effect to the Transactions, Tyco shareholders as of the record date for the Distribution and their transferees will own approximately 52.5% of the common shares of New Pentair on a fully-diluted basis (excluding treasury shares). New Pentair will operate as an independent, publicly-traded company that combines the Tyco Flow Control Business and Pentair’s business.

Prior to the Spin-off, Tyco will complete the internal transactions described in “The Separation and Distribution Agreement and the Ancillary Agreements.” Additionally, New Pentair and Tyco expect to enter into a series of agreements, including the Separation and Distribution Agreement, Transition Services Agreement, 2012 Tax Sharing Agreement and certain other commercial arrangements, which are also described in “The Separation and Distribution Agreement and the Ancillary Agreements.” Completion of the Transactions is subject to certain conditions, as described in “The Merger Agreement—Conditions to the Completion of the Merger” and “The Separation and Distribution Agreement and the Ancillary Agreements—The Separation and Distribution Agreement—Conditions and Termination.”

The combined financial statements for the Tyco Flow Control Business reflect all of the assets, liabilities, revenue and expenses directly associated with Tyco’s management and operation of the Tyco Flow Control Business. In addition, certain general corporate overhead, other expenses and debt and related interest expense have been allocated by Tyco to the Tyco Flow Control Business. Management believes such allocations are reasonable; however, they may not be indicative of the actual debt or expenses that the Tyco Flow Control Business would have incurred had it been operating as an independent, publicly-traded company for the periods presented, nor are they indicative of the costs that the Tyco Flow Control Business will incur in the future. As a result, the Tyco Flow Control Business’ financial statements may not be indicative of the financial position, results of operations and cash flows that the Tyco Flow Control Business would have achieved had it operated as an independent entity for the periods presented. The Tyco Flow Control Business has a 52- or 53-week fiscal year that ends on the last Friday in September. Fiscal years 2010 and 2009 were all 52-week years, while fiscal year 2011 was a 53-week year.

Executive Overview

The Tyco Flow Control Business

The Tyco Flow Control Business is a global leader in the industrial flow control market. The Tyco Flow Control Business specializes in the design, manufacture and servicing of highly engineered valves, actuation &

controls, electric heat management solutions and water transmission and distribution products. The Tyco Flow Control Business’ broad portfolio of products and services serves flow control needs primarily across the general process, oil & gas, water, power generation and mining industries. The Tyco Flow Control Business’ net revenue and operating income for fiscal year 2011 were $3.6 billion and $306 million, respectively.

The Tyco Flow Control Business conducts its business through three reportable segments:

•

The Valves & Controls segment is one of the world’s largest manufacturers of valves, actuators and controls. The segment’s leading products, services and solutions address many of the most challenging flow applications in the general process, oil & gas, power generation and mining industries. Net revenue for this segment in fiscal year 2011 was $2.2 billion, or 61% of the Tyco Flow Control Business’ total net revenue.

•

The Thermal Controls segment is a leading provider of complete electric heat management solutions, primarily for the oil & gas, general process and power generation industries. Net revenue for this segment in fiscal year 2011 was $734 million, or 20% of the Tyco Flow Control Business’ total net revenue.

•

The Water & Environmental Systems segment is a leading provider of large-scale water transmission and distribution products and water/wastewater systems in the Pacific and Southeast Asia regions. Net revenue for this segment in fiscal year 2011 was $699 million, or 19% of the Tyco Flow Control Business’ total revenue.

The Tyco Flow Control Business also provides general corporate services to its segments, the costs of which are reported as Corporate Expenses.

The Tyco Flow Control Business sells its products through multiple channels based on local market conditions and demand. The Tyco Flow Control Business serves its extensive global customer base through 45 major manufacturing locations and 93 after-market service centers around the world.

The Tyco Flow Control Business’ Markets

The Tyco Flow Control Business defines its markets based on the industries in which the end users of the Tyco Flow Control Business’ products operate. The Tyco Flow Control Business categorizes its primary end-markets as general process, oil & gas, water, power generation, mining and other. The Tyco Flow Control Business often sells its products to intermediaries (e.g., distributors and agents) or subcontract its services. In these instances, the Tyco Flow Control Business has less direct knowledge regarding the ultimate use of its products and services. As a result, the Tyco Flow Control Business’ categorization of its revenue by industry may not precisely reflect the sources of the Tyco Flow Control Business’ revenue. The following table sets forth the Tyco Flow Control Business’ estimate of the percentage of revenue that it derived from the different end-markets the Tyco Flow Control Business serves across all of its businesses for the periods presented.

Industry*	Revenue
	Fiscal Year 2011	Fiscal Year 2010
General Process	32%	30%
Oil & Gas	24%	24%
Water	16%	20%
Power Generation	14%	13%
Mining	7%	5%
Other	7%	8%

*

The Tyco Flow Control Business defines (i) the general process industries to include, the chemical and petrochemical processing, food and beverage, marine, pulp and paper, building service, defense, water (with respect to Valves & Controls only) and other smaller industries, (ii) the oil & gas industry to include exploration and production, gathering, processing, transportation and storage and refining and marketing,

(iii) the water industries as primarily the water pipeline transmission and distribution sectors, (iv) the power generation industry as the coal, nuclear, natural gas and solar power generation sectors, (v) the mining industry as the extraction and processing of non-petroleum mineral resources, including coal, ferrous, non-ferrous, precious and specialty minerals and (vi) other industries as consisting primarily of products and services sold to residential and commercial buildings and environmental projects.

The Tyco Flow Control Business serves customers in almost 100 countries across both developed and emerging markets. The Tyco Flow Control Business’ revenue is geographically diversified: in fiscal year 2011, 31% was derived from customers in the Americas, 28% from EMEA, and 41% from the Asia-Pacific region. The Tyco Flow Control Business estimates that 24% of its fiscal year 2011 revenue was derived from customers in the emerging markets. The Tyco Flow Control Business’ customer base is also broadly diversified, with no single customer accounting for more than 5% of its revenue during fiscal year 2011. The Tyco Flow Control Business presents its geographic revenue in the footnotes based on the origin of the transaction as opposed to the location of the customer.

Demand for the Tyco Flow Control Business’ offerings is primarily driven by its end users’ plans for capital investment in new projects and their expenditures for continuing maintenance. Such spending is, in turn, influenced by several factors, including general and industry-specific economic conditions, credit availability, expectations as to future market behavior, volatility in commodity prices and (in the case of customers that are governments or that rely on public funding) political factors.

Capital projects consist of new construction, increases in capacity and expansion upgrades, which may include engineering, design or installation work. For many of the Tyco Flow Control Business’ customers, the decision to invest in a new capital project will be significantly influenced by demand expectations stemming from current and expected price levels for the products they process or the raw materials they use. Maintenance expenditures relate to the replacement or maintenance of products at existing sites; the repair, maintenance or testing of customer equipment; and orders for distributor stock. Compared with capital spending, maintenance expenditures tend to be more predictable in their level and timing and less dependent on macroeconomic factors, since maintenance requirements are primarily determined by planned schedules. However, unplanned events such as equipment failures, power outages and weather-related and other natural events can impact the level of maintenance spending as well. Planned maintenance expenditures are determined by the expected life span, utilization rate and reliability of equipment, while unplanned maintenance expenditures are event-driven.

The Tyco Flow Control Business’ large installed base of products, global reach, technical ability and overall reputation for quality have helped it build strong customer relationships that provide the Tyco Flow Control Business with a competitive advantage in winning new installation work and capturing significant after-market revenue.

The Tyco Flow Control Business’ Thermal Controls and Water & Environmental Systems segments are characterized by two types of business, differentiated based on the size and frequency of orders: a “base business,” which consists of a large number of small- and medium-sized orders (generally less than $20 million) for products and services, and a “major capital project business,” which consists of a few large orders per year (generally more than $20 million) generated from major capital projects undertaken by the Tyco Flow Control Business’ customers. Orders related to the base business typically convert to revenue within three months. Base business order activity is more consistent from period to period than is major capital project order activity, and is generally dependent on the overall level of economic activity in the end-markets the Tyco Flow Control Business serves.

In the Tyco Flow Control Business’ Thermal Controls segment, major capital project activity generally relates to the Tyco Flow Control Business’ turnkey electric heat management services, for which projects can span more than one year. In the Tyco Flow Control Business’ Water & Environmental Systems segment, major capital project activity typically relates to major infrastructure projects that can span several years. When a major capital project will start and when it will be completed are difficult to predict, and the number of major capital projects undertaken in any period depends on a variety of factors over which the Tyco Flow Control Business has no control. Due to the size of these major capital projects, and the fact that it may take years for the Tyco Flow Control Business to recognize revenue related to them, results in the Tyco Flow Control Business’ Thermal Controls and Water & Environmental Systems segments can be subject to significant fluctuation depending on their presence or absence and the timing of the project. In the Tyco Flow Control Business’ Thermal Controls segment, revenue derived from major capital project orders has accounted for an average of approximately 14% of segment revenue over the past three years. In the Tyco Flow Control Business’ Water & Environmental Systems segment, revenue derived from such orders has accounted for an average of approximately 15% of segment revenue over the past three years.

2012 Company Outlook

The Tyco Flow Control Business believes that its major end-markets have been and will continue to be attractive. Recently, they have demonstrated strong capital investment growth. For example, the Tyco Flow Control Business’ oil & gas and mining end-markets have experienced compound annual growth rates (“CAGR”) of 5–6% over the past five years. Capital investment in the oil & gas and mining markets has tended to be driven by demand expectations related to energy use and commodity prices, while capital investment in the rest of the Tyco Flow Control Business’ end-markets is more closely related to overall gross domestic product growth in the applicable region. The Tyco Flow Control Business expects much of the growth in its end-markets to continue to be driven by economic expansion in emerging markets, where infrastructure-related capital investment has grown at a more than 20% CAGR over the past five years. The Tyco Flow Control Business expects developed markets, on the other hand, to continue to be major sources of maintenance investment related to the large installed capital bases. Despite the overall strength of the Tyco Flow Control Business’ end-markets, some of them have exhibited differing levels of volatility and may continue to do so over the medium and longer term. While the Tyco Flow Control Business believes the general trends are robust, factors specific to each of the Tyco Flow Control Business’ major end-markets may affect the capital spending plans of the Tyco Flow Control Business’ customers.

The Tyco Flow Control Business’ Results of Operations

Throughout this discussion of the Tyco Flow Control Business’ results of operations, the Tyco Flow Control Business discusses the impact of fluctuations in non-U.S. currency exchange rates. The Tyco Flow Control Business has calculated currency effects by translating current period results based on average rates in effect over the applicable period. Currency effects on backlog are calculated using the change in period-end exchange rates. Organic revenue growth (decline) is a non-U.S. GAAP measure and excludes the impact of acquisitions, divestitures, changes in currency exchange and certain other items (such as the effect of the 53rd week of operations in fiscal year 2011). For important disclosures related to organic revenue, including a reconciliation to U.S. GAAP net revenue, see “—Non-U.S. GAAP Measures” below.

Orders and Backlog

	For the Six Months Ended		Fiscal Year Ended
	March 30, 2012	March 25, 2011	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Orders	$2,073	$1,750	$3,785	$3,200	$3,100
Backlog (at period end)	$1,898	$1,654	$1,744	$1,581	$1,781

Orders and backlog are reported at the undiscounted value of the revenue the Tyco Flow Control Business expects to recognize when the related goods or services are delivered. The Tyco Flow Control Business records and reports an order upon receipt of a firm customer order that contractually covers the price, scope of products or services and delivery schedule that the Tyco Flow Control Business is obligated to provide and the payment terms under which the Tyco Flow Control Business’ customer is obligated to pay for such products or services.

The amount of orders that the Tyco Flow Control Business reports in a given period reflects the amount of new orders received during the period and the value of any changes to existing orders received during the period. These changes may include the cancellation of orders, a change in scope of products or services to be provided or a change in price. Orders from acquired businesses are included directly in backlog during the period when the acquisition closes and are not reflected in orders.

The Tyco Flow Control Business defines backlog at any point in time as the amount of revenue it expects to generate from all open orders. Most of the Tyco Flow Control Business’ backlog typically converts to revenue in three to nine months, but a portion, particularly from orders for major capital projects, can take more than one year depending on the size and type of order. Orders can be cancelled, delayed or modified by the Tyco Flow Control Business’ customers and therefore the size of the Tyco Flow Control Business’ backlog is not necessarily a reliable predictor of future revenue.

Orders in the first six months of 2012 increased by $323 million, or 18.5%, as compared with the prior year period. Currency impacts were negligible. The increase in orders was primarily attributable to orders strength in the oil & gas and general process end-markets in the Tyco Flow Control Business’ Valves & Controls segment and the booking of two mid-sized project orders in the Tyco Flow Control Business’ Water & Environmental Systems segment.

Orders in fiscal year 2011 increased by $585 million, or 18.3%, as compared with fiscal year 2010. Excluding favorable currency effects of $180 million, orders increased by 12.7%. The increase in orders was primarily attributable to strength in the Tyco Flow Control Business’ Valves & Controls segment driven by the strength of the general process and oil & gas end-markets. The increase was also attributable to the colder winter season in early fiscal year 2011, which resulted in an increase in Thermal Controls’ order activity in EMEA and North America. The remaining increase was due to Thermal Controls’ orders for a major capital project in North America. These increases were partially offset by the impact of a decline in orders in the Tyco Flow Control Business’ Water & Environmental Systems segment due to weather-related delays for several projects in Australia.

Orders in fiscal year 2010 increased by $100 million, or 3.2%, as compared with fiscal year 2009. Excluding favorable currency effects of $203 million, orders declined by 3.3%, driven by a decrease in orders in the Tyco Flow Control Business’ Valves & Controls segment attributable to lower capital spending due to adverse global economic conditions. The decreased orders in the Tyco Flow Control Business’ Valves & Controls segment were partially offset by higher volume of orders in the Tyco Flow Control Business’ Thermal Controls segment due to an increase in major capital project orders and by higher order levels in the Tyco Flow Control Business’ Water & Environmental Systems segment.

Backlog of $1.9 billion at March 30, 2012 increased by $244 million, or 14.8%, as compared with March 25, 2011. Excluding an unfavorable currency impact of $35 million, backlog increased by 16.9% driven by the order strength in the Tyco Flow Control Business’ end-markets discussed above and backlog acquired from the KEF Holdings Ltd. (“KEF”) acquisition, which closed in the fourth quarter of the Tyco Flow Control Business’ 2011 fiscal year. Within the 12 months following March 30, 2012, the Tyco Flow Control Business expects to ship approximately 90% of its March 30, 2012 backlog.

Backlog of $1.9 billion at March 30, 2012 increased by $154 million, or 8.8%, from September 30, 2011. Excluding favorable currency effects of $16 million, backlog increased 7.9% driven by increased order activity as discussed above.

Net Revenue

	For the Six Months Ended		Fiscal Year Ended
	March 30, 2012	March 25, 2011	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Net Revenue	$1,924	$1,634	$3,648	$3,381	$3,492
Net Revenue Growth (Decline)	17.7%	N/A	7.9%	(3.2%)	N/A
Organic Revenue Growth (Decline)	15.5%	N/A	0.7%	(9.9%)	N/A

Net revenue in the first six months of 2012 increased by $290 million, or 17.7%, as compared with the comparable prior year period. Organic revenue growth was 15.5% and was primarily driven by increased shipments to the oil & gas and general process end-markets in the Tyco Flow Control Business’ Valves & Controls segment and increased major capital project activity in the Tyco Flow Control Business’ Thermal Controls segment. Overall net revenue included unfavorable currency effects of $4 million and a $43 million increase due to the net impact of acquisitions and divestitures.

Net revenue in fiscal year 2011 increased by $267 million, or 7.9%, as compared with fiscal year 2010. Organic revenue growth of 0.7% was primarily driven by an increase in sales in the Tyco Flow Control Business’ Valves & Controls segment due to strength across all of the Tyco Flow Control Business’ end-markets, increased product sales in North America and EMEA in the Tyco Flow Control Business’ Thermal Controls segment due to the colder winter season in early fiscal year 2011, and increased activity related to a major capital project in the Tyco Flow Control Business’ Thermal Controls segment that provides electric heat management services to a refinery in the United States. These increases were largely offset by a decrease in net revenue in the Tyco Flow Control Business’ Water & Environmental Systems segment due to the completion of a major capital project that provided desalination services in Australia, in the first quarter of fiscal year 2011, along with extreme weather conditions in Australia which adversely impacted sales in fiscal year 2011. The overall net revenue increase included favorable currency effects of $183 million, $17 million of revenue related to the net impact of acquisitions and divestitures and $45 million of revenue due to the impact of an additional week of operations due to the timing of the Tyco Flow Control Business’ 2011 fiscal year end.

Net revenue in fiscal year 2010 decreased by $111 million, or 3.2%, as compared with fiscal year 2009. Organic revenue declined 9.9%, primarily driven by a significant decrease in sales across the end-markets served by the Tyco Flow Control Business’ Valves & Controls segment due to adverse global economic conditions, partially offset by revenue from a major capital project in the Tyco Flow Control Business’ Water & Environmental Systems segment that provided desalination services in Australia. Currency effects favorably impacted revenue by $216 million, while the Tyco Flow Control Business’ acquisitions in Brazil during fiscal year 2010 partially offset the organic revenue decline.

Gross Profit and Gross Profit Margin

	For the Six Months Ended		Fiscal Year Ended
	March 30, 2012	March 25, 2011	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Gross Profit	$623	$546	$1,170	$1,130	$1,233
Gross Profit Margin	32.4%	33.4%	32.1%	33.4%	35.3%

Gross profit in the first six months of 2012 increased by $77 million, or 14.1%, as compared with the same prior year period. The increase was primarily attributable to higher revenue in the Tyco Flow Control Business’ Valves & Controls and Thermal Controls segments. The gross profit margin declined driven by unfavorable mix impact in the Tyco Flow Control Business’ Valves & Controls and Thermal Controls segments as well as a loss provision related to a water project retained from a business previously divested.

Gross profit in fiscal year 2011 increased by $40 million, or 3.5%, as compared with fiscal year 2010. Excluding favorable currency effects of $56 million, gross profit decreased by $16 million, or 1.4%. These declines were driven by a decline in gross profit in the Tyco Flow Control Business’ Water & Environmental Systems segment due to severe weather-related project delays, which led to unfavorable fixed cost absorption in manufacturing plants, and the absence of a major capital project that was completed in the first quarter of fiscal year 2011 that provided desalination services in Australia. Increased investments in the Tyco Flow Control Business’ Valves & Controls segment also contributed to the gross profit decline. These two factors together accounted for 1.3% of the gross profit decline. These decreases were partially offset by strength in the Tyco Flow Control Business’ Thermal Controls segment due to the colder winter season in early fiscal year 2011 and the work on a major capital project in North America that provides electric heat management services to a refinery in the United States.

Gross profit in fiscal year 2010 decreased by $103 million, or 8.4%, as compared with fiscal year 2009. Excluding the favorable currency effects of $65 million, gross profit decreased by $168 million, or 13.6%. The decrease was primarily attributable to the decrease in sales volume in the Tyco Flow Control Business’ Valves & Controls segment due to adverse global economic conditions. To a lesser extent, the decrease was due to an adverse mix of work on some major capital projects in the Tyco Flow Control Business’ Thermal Controls segment, which included lower margin labor construction work versus higher margin design and product delivery work, and the negative effects of a provision for an expected loss related to the completion a long term construction contract in the Tyco Flow Control Business’ Water & Environmental Systems segment, which together accounted for 1.9% of the gross profit decline.

Selling, General and Administrative Expense (“SG&A”)

	For the Six Months Ended		Fiscal Year Ended
	March 30, 2012	March 25, 2011	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
SG&A	$430	$386	$825	$772	$767
SG&A as a percentage of net revenue	22.3%	23.6%	22.6%	22.8%	22.0%

SG&A in the first six months of 2012 increased by $44 million, or 11.4%, as compared with the comparable prior year period driven primarily by an increase in sales. SG&A as a percentage of revenue has declined reflecting the positive impact of volume leverage across the business.

SG&A in fiscal year 2011 increased by $53 million, or 6.9%, as compared with fiscal year 2010. SG&A included an increase due to currency effects of $30 million, or 3.9%. Excluding currency effects, SG&A increased $23 million, or 3.0%. This increase was primarily attributable to increased volumes and investment in key markets.

SG&A in fiscal year 2010 increased by $5 million, or 0.7%, as compared with fiscal year 2009. SG&A included an increase due to currency effects of $33 million, or 4.3%. Excluding currency effects, SG&A decreased $28 million, or 3.7%. The decrease was driven by cost containment actions.

Operating Income

	For the Six Months Ended		Fiscal Year Ended
	March 30, 2012	March 25, 2011	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Operating Income	$192	$119	$306	$331	$451
Operating Margin	10.0%	7.3%	8.4%	9.8%	12.9%

Operating income in the first six months of 2012 increased by $73 million, or 61.3%, as compared with the same prior year period. The increase was attributable to increased volume in the Tyco Flow Control Business’ Valves & Controls and Thermal Controls segments discussed above and the absence of a $35 million impairment of goodwill related to the Tyco Flow Control Business’ Water Systems reporting unit within the Tyco Flow Control Business’ Water & Environmental Systems segment recorded in the first six months of fiscal year 2011. Operating margin increased by 2.7 percentage points.

Operating income in fiscal year 2011 decreased by $25 million, or 7.6%, as compared with fiscal year 2010. Excluding favorable currency effects of $22 million, or 6.6%, the decrease was $47 million, or 14.2%. That decrease was primarily attributable to a goodwill impairment of $35 million related to the Tyco Flow Control Business’ Water Systems reporting unit, a reduction in volume and the impact of lower production in the Tyco Flow Control Business’ Water & Environmental Systems segment. This was partially offset by an increase in sales volume in the Tyco Flow Control Business’ Valves & Controls segment and in Thermal Controls in North America and EMEA related to the colder winter season in early fiscal year 2011 and lower restructuring expenses in the Tyco Flow Control Business’ Valves & Controls segment. Operating margin decreased by 1.4 percentage points.

Operating income in fiscal year 2010 decreased by $120 million, or 26.6%, as compared with fiscal year 2009. Excluding favorable currency effects of $31 million, or 6.9%, the decrease was $151 million or 33.5%. That decrease was primarily attributable to the lower volumes in the Tyco Flow Control Business’ Valves & Controls segment due to the negative impact to the Tyco Flow Control Business’ end-markets from adverse global economic conditions, partially offset by a reduction in SG&A in the Tyco Flow Control Business’ Valves & Controls segment, increased volume in the Tyco Flow Control Business’ Thermal Controls and Water & Environmental Systems segments and restructuring and cost control actions taken in prior periods in the Tyco Flow Control Business’ Water & Environmental Systems segment. Operating margin decreased by 3.1 percentage points.

Interest Expense and Interest Income

	For the Six Months Ended		Fiscal Year Ended
	March 30, 2012	March 25, 2011	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Interest Expense	$(25)	$(24)	$(52)	$(55)	$(66)
Interest Income	$6	$6	$11	$5	$7

Interest Expense

Interest expense was $25 million in the first six months of 2012 as compared to $24 million in the first six months of 2011. Interest expense for the first six months of both 2012 and 2011 was allocated expense related to Tyco external debt.

Interest expense was $52 million in fiscal year 2011 as compared to $55 million in fiscal year 2010. Included in fiscal year 2011 was $50 million of allocated interest expense related to Tyco external debt compared to $53 million in fiscal year 2010.

Interest expense was $55 million in fiscal year 2010 as compared to $66 million in fiscal year 2009. Included in fiscal year 2010 was $53 million of allocated interest expense related to Tyco external debt compared to $61 million in fiscal year 2009.

Tax Expense and Tax Rate

	For the Six Months Ended		Fiscal Year Ended
	March 30, 2012	March 25, 2011	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Income tax expense	$(59)	$(51)	$(112)	$(98)	$(159)
Effective tax rate	34.1%	50.5%	42.3%	34.8%	40.6%

The Tyco Flow Control Business’ effective income tax rate was 34.1% and 50.5% during the six months ended March 30, 2012 and March 25, 2011, respectively. The effective tax rate for the six months ended March 30, 2012 included the impact of a favorable audit resolution in a non-Swiss jurisdiction. The effective income tax rate for the six months ended March 25, 2011 included the impact of a loss driven by non-recurring goodwill impairment charges for which no tax benefit was available.

The Tyco Flow Control Business’ effective income tax rate was 42.3% and 34.8% in the fiscal years 2011 and 2010, respectively. The increase in the Tyco Flow Control Business’ effective income tax rate was primarily the result of a loss driven by non-recurring goodwill impairment charges for which no tax benefit was available in fiscal year 2011 and a tax benefit realized in fiscal year 2010 in conjunction with restructuring activities. The Tyco Flow Control Business’ effective tax rate was 40.6% in fiscal year 2009. Taxes for fiscal year 2009 were increased by increased profitability in higher tax rate jurisdictions and tax expense recorded for anticipated nondeductible charges.

The Tyco Flow Control Business expects its effective tax rate going forward to be approximately 25%. The Tyco Flow Control Business’ tax rate can vary from year to year due to discrete items such as the settlement of income tax audits and changes in tax laws, as well as recurring factors, such as the geographic mix of income before taxes.

Reportable Segments

The Tyco Flow Control Business conducts its operations through three reportable segments based on the type of product and service offered by the segment and how the Tyco Flow Control Business is managed. The key operating results for the Tyco Flow Control Business’ three reportable segments, Valves & Controls, Thermal Controls and Water & Environmental Systems, are discussed below.

Valves & Controls

Valves & Controls is the Tyco Flow Control Business’ largest business segment, constituting approximately 61% of its revenue for its 2011 fiscal year. It is a global business and one of the world’s largest manufacturers of valves, actuators and controls. The majority of Valves & Controls’ products are longer-lead time, individually fabricated pieces of equipment that are custom-designed to serve a specific customer application. The time it takes for an order in the Tyco Flow Control Business’ Valves & Controls segment to convert to revenue varies by product type and application but typically ranges between six and nine months with longer conversion times possible in the case of larger, more complex projects. The drivers of these conversion times usually include engineering design to meet customer specification, foundry supplier lead times for valve castings, custom machining for precise engineering specifications, final assembly, testing, customer inspection and transportation times. After-market service and MRO orders are generally shorter cycle and convert to revenue within 30 to 45 days.

	Valves & Controls
	For the Six Months Ended		Fiscal Year Ended
	March 30, 2012	March 25, 2011	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Orders	$1,259	$1,054	$2,333	$1,967	$1,980
Net Revenue	$1,166	$975	$2,215	$1,990	$2,279
Operating Income	$139	$106	$277	$248	$372
Operating Margin	11.9%	10.9%	12.5%	12.5%	16.3%
Backlog (end of period)	$1,386	$1,182	$1,302	$1,062	$1,101

Orders in the first six months of 2012 increased by $205 million, or 19.4%, as compared with the comparable prior year period. Excluding unfavorable currency effects of $10 million, orders increased by 20.4%. The increase in orders was primarily attributable to strength in the oil & gas and general process end-markets.

Orders in fiscal year 2011 increased by $366 million, or 18.6%, as compared with fiscal year 2010. Excluding favorable currency effects of $87 million, orders increased 14.2%. The increase in orders was primarily attributable to higher demand for the Tyco Flow Control Business’ products in the general process, oil & gas and mining end-markets.

Orders in fiscal year 2010 decreased by $13 million, or 0.7%, as compared with fiscal year 2009. Excluding favorable currency effects of $75 million, orders decreased by 4.4% mainly driven by lower capital spending by the Tyco Flow Control Business’ customers across the end-markets it serves due to adverse global economic conditions, partially offset by an increase in orders of $17 million due to acquisitions in Brazil.

Net revenue in the first six months of 2012 increased by $191 million, or 19.6%, as compared with the comparable prior year period. Organic revenue grew 15.4%, primarily due to strength in the oil & gas and general process end-markets. The increase in net revenue included a favorable impact of $53 million from the KEF acquisition and an unfavorable currency impact of $12 million.

Net revenue in fiscal year 2011 increased by $225 million, or 11.3%, as compared with fiscal year 2010. Organic revenue grew 4.7%, primarily attributable to strength across the general process, power generation and mining end-markets. The increase in net revenue included favorable currency effects of $88 million, $19 million of revenue related to acquisitions and $25 million of revenue due to the impact of an additional week of operations due to the timing of the Tyco Flow Control Business’ 2011 fiscal year end.

Net revenue in fiscal year 2010 decreased by $289 million, or 12.7%, as compared with fiscal year 2009. Organic revenue declined by 16.6% driven by lower order rates and lower beginning backlog across all markets due to adverse economic conditions that negatively impacted capital spending by the Tyco Flow Control Business’ customers. The increase in net revenue included favorable currency effects of $70 million and revenue of $20 million related to acquisitions.

Operating income in the first six months of 2012 increased by $33 million, or 31.1%, as compared with the comparable prior year period. Operating income included negligible currency effects. The increase in operating income was primarily driven by higher net revenue as discussed above and was partially offset by the impact of amortization of intangible assets related to the KEF acquisition. Operating margins improved by 1.0 percentage points.

Operating income in fiscal year 2011 increased by $29 million, or 11.7%, as compared with fiscal year 2010. The increase included a favorable currency effect of $17 million, or 6.9%. The remaining increase was primarily due to increased sales volume and lower restructuring expenses, which were partially offset by an increase in SG&A expense to support future growth in the Tyco Flow Control Business’ key markets and acquisition related costs. Operating margins remained stable.

Operating income in fiscal year 2010 decreased by $124 million, or 33.3%, as compared with fiscal year 2009. Operating income included a favorable currency effect of $8 million, or 2.2%. The decrease was primarily attributable to the decrease in sales volume combined with an increase in restructuring expenses. Operating margins declined by 3.8 percentage points driven by the decline in sales volume.

Backlog of $1.4 billion as of March 30, 2012 represented an increase of $204 million, or 17.3%, as compared to March 25, 2011. Excluding an unfavorable currency effect of $41 million, backlog increased 20.7%. The increase was driven by increased order activity as discussed above and also additional backlog of $65 million from the Tyco Flow Control Business’ acquisition of KEF.

Backlog of $1.4 billion as of March 30, 2012 represented an increase of $84 million or 6.5% as compared to September 30, 2011. Excluding an unfavorable currency effect of $6 million, backlog increased by 6.9%. The remaining increase was due to continued strength in the Tyco Flow Control Business’ general process and oil & gas end-markets.

Thermal Controls

The Tyco Flow Control Business’ Thermal Controls segment is a leading provider of complete electric heat management solutions. It designs and manufactures heat tracing, floor and specialty heating, electronic controls, leak detection systems and fire and performance wiring products for industrial, commercial and residential use. As discussed under “—The Tyco Flow Control Business’ Markets,” Thermal Controls’ revenue comes from both base business and from major capital projects. Orders for base business typically convert to revenue within three months and have accounted for an average of 85% of Thermal Controls revenue over the past three years. Depending on the size, complexity and customer schedule for a major capital project, the project can last anywhere from a few months to a few years, which can significantly impact orders and revenue recognition in any given quarter or fiscal year over its duration. As a result the changes in orders from period to period may not be meaningful and have not been presented. The backlog amount and the content of the backlog are meaningful and are discussed below.

	Thermal Controls
	For the Six Months Ended		Fiscal Year Ended
	March 30, 2012	March 25, 2011	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Net Revenue	$436	$339	$734	$603	$576
Operating Income	$81	$63	$107	$74	$79
Operating Margin	18.6%	18.6%	14.6%	12.3%	13.7%
Backlog (end of period)	$146	$170	$170	$205	$268

Net revenue in the first six months of 2012 increased by $97 million, or 28.6%, as compared with the comparable prior year period. Organic revenue grew 29.5%, primarily attributable to a major capital project near the Gulf of Mexico and higher base business in North America. The effect of currency impacts was negligible.

Net revenue in fiscal year 2011 increased by $131 million, or 21.7%, as compared with fiscal year 2010. Organic revenue growth was 17.6%, primarily attributable to the colder winter season in fiscal year 2011, which resulted in stronger product sales in EMEA and North America, and the impact of major capital project activity in North America. The increase in net revenue included favorable currency effects of $18 million and $7 million of revenue due to the impact of an additional week of operations due to the timing of the Tyco Flow Control Business’ 2011 fiscal year end.

Net revenue in fiscal year 2010 increased by $27 million, or 4.7%, as compared with fiscal year 2009. Organic revenue grew by 1.2% with net revenue in the Tyco Flow Control Business’ major capital projects and base business remaining relatively stable. The increase in net revenue included favorable currency effects of $20 million.

Operating income in the first six months of 2012 increased by $18 million, or 28.6%, as compared with the comparable prior year period. The increase was driven by the higher net revenue discussed above. Operating margins remained consistent. The effect of currency impacts was negligible.

Operating income in fiscal year 2011 increased by $33 million, or 44.6%, as compared with fiscal year 2010. Excluding a favorable currency effect of $3 million, or 4.1%, the increase was primarily attributable to the strong performance of the Tyco Flow Control Business’ products business in North America and EMEA and increased major capital project activity in North America. Operating margins improved by 2.3 percentage points driven by volume leverage and cost savings initiatives.

Operating income in fiscal year 2010 decreased by $5 million, or 6.3%, as compared with fiscal year 2009. Excluding a favorable currency effect of $4 million, or 5.1%, the decrease was primarily attributable to the timing and mix of work completed on some major capital projects, which included lower margin labor construction work versus higher margin design and product delivery. Operating margins declined 1.4 percentage points as explained above.

Backlog of $146 million at March 30, 2012 consisted of $115 million of orders related to base business and $31 million of orders related to major capital projects. Within the 12 months following March 30, 2012, the Tyco Flow Control Business expects to ship 100% of its March 30, 2012 backlog.

Backlog of $170 million at September 30, 2011 consisted of $120 million of orders related to base business and $50 million of orders related to major capital projects. Within the 12 months following September 30, 2011, the Tyco Flow Control Business expects to ship approximately 100% of its September 30, 2011 backlog.

Water & Environmental Systems

Water & Environmental Systems is a leading provider of large-scale water transmission and distribution products and water/wastewater systems in the Pacific and Southeast Asia region. The segment serves mainly regional governmental water authorities, industrial clients and the agricultural water sector, primarily in that region. It also specializes in the design and manufacture of environmental systems for both water and air applications in niche markets worldwide. As discussed under “—The Tyco Flow Control Business’ Markets,” Water & Environmental Systems’ revenue comes from both base business and from major capital projects. Orders for base business typically convert to revenue within three months and have accounted for an average of 85% of Water & Environmental System’s revenue over the past three years. Depending on the size, complexity and customer schedule for a major capital project, the project can last anywhere from a few months to over a year, which can significantly impact orders and revenue recognition in any given quarter or fiscal year over its duration. As a result the changes in orders from period to period, may not be meaningful and have not been presented. The backlog amount and the content of the backlog are meaningful and are discussed below.

	Water & Environmental Systems
	For the Six Months Ended		Fiscal Year Ended
	March 30, 2012	March 25, 2011	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Net Revenue	$322	$320	$699	$788	$637
Operating Income	$19	$(11)	$16	$100	$87
Operating Margin	5.9%	(3.4)%	2.3%	12.7%	13.7%
Backlog (end of period)	$366	$302	$272	$314	$412

Net revenue in the first six months of 2012 increased by $2 million, or 0.6%, as compared with the prior year period. Organic revenue increased by 0.3% driven by lower revenue in the prior year period due to the impact of weather and flooding on customer sites and slow-down of project activity in the market during fiscal year 2011. The increase in net revenue included favorable currency effects of $11 million.

Net revenue in fiscal year 2011 decreased by $89 million, or 11.3%, as compared with fiscal year 2010. Organic revenue declined by 22.6% primarily attributable to a drop in revenue from the completion of the large desalinization project, the impact of weather and flooding on customer sites and the slow-down of project activity in the market. These impacts were partially offset by $13 million in revenue due to an extra week of operations due to the timing of the Tyco Flow Control Business’ 2011 fiscal year end. The decrease in net revenue was partially offset by favorable currency effects of $77 million.

Net revenue in fiscal year 2010 increased by $151 million, or 23.7%, as compared with fiscal year 2009. Organic revenue grew 3.9% primarily attributable to revenue associated with the large desalinization project. The growth in net revenue included favorable currency effects of $126 million.

Operating income in the first six months of 2012 increased by $30 million, or 272.7%, as compared to the operating loss in the same prior year period. Operating income in the first six months of fiscal year 2011 was significantly impacted by a goodwill impairment charge of $35 million relating to the Tyco Flow Control Business’ Water Systems reporting unit. Operating margin improved 9.3 percentage points due to the reasons discussed above. The effect of currency impacts was negligible.

Operating income in fiscal year 2011 decreased by $84 million, or 84.0%, as compared with fiscal year 2010. Operating income included favorable currency effects of $2 million, or 2.0%. Operating income in 2011 was significantly impacted by a goodwill impairment charge of $35 million relating to the Tyco Flow Control Business’ Water Systems reporting unit. The remaining decrease was primarily attributable to extreme weather conditions which resulted in delays in projects and deliveries and the benefit to fiscal year 2010 earnings of the large scale water desalinization project. The above factors resulted in an operating margin decline of 10.4 percentage points.

Operating income in fiscal year 2010 increased by $13 million, or 14.9%, as compared with fiscal year 2009. Excluding favorable currency effects of approximately $19 million, or 21.8%, the decline in operating income was primarily due to margin erosion and the effects of an $18 million provision related to an expected loss related to completion of a long term construction project. The decline was partially offset by SG&A expense savings from restructuring and cost containment actions taken in prior periods. The above factors resulted in an operating margin decline of 1.0 percentage point.

Backlog of $366 million at March 30, 2012 consisted of $301 million of orders related to base business and $65 million of orders related to major capital projects. Within the 12 months following March 30, 2012, the Tyco Flow Control Business expects to ship approximately 63% of its March 30, 2012 backlog.

Backlog of $272 million at September 30, 2011 all of which related to base business. Within the 12 months following September 30, 2011, the Tyco Flow Control Business expects to ship approximately 52% of its September 30, 2011 backlog.

Corporate Expense

Corporate expense generally relates to the cost of the Tyco Flow Control Business’ corporate headquarter functions.

	For the Six Months Ended		Fiscal Year Ended
	March 30, 2012	March 25, 2011	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Corporate Expense	$(47)	$(39)	$(94)	$(91)	$(87)

Corporate expense has remained stable over the periods presented and includes corporate overhead expenses that have been allocated to the Tyco Flow Control Business from Tyco.

Liquidity and Capital Resources

Cash Flow and Liquidity Analysis

Significant factors driving the Tyco Flow Control Business’ liquidity position include cash flows generated from operating activities, capital expenditures and divestiture of non-strategic businesses as well as investments in strategic businesses and technologies. The Tyco Flow Control Business has historically generated and the Tyco Flow Control Business expects to continue to generate positive cash flow from operations. As part of Tyco, the Tyco Flow Control Business’ cash has been swept into shared corporate pools regularly by Tyco at its discretion. Tyco has also funded the Tyco Flow Control Business’ operating and investing activities as needed. Transfers of cash both to and from Tyco’s cash management system are reflected as a component of parent company investment within parent company equity in the Combined Balance Sheets.

Cash flow from operating activities

	For the Six Months Ended		Fiscal Year Ended
	March 30, 2012	March 25, 2011	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Cash Flows From Operating Activities:
Operating income	$192	$119	$306	$331	$451
Goodwill impairment	—	35	35	—	—
Depreciation and amortization	42	32	72	67	63
Deferred income taxes	59	51	21	(37)	27
Provision for losses on accounts receivable and inventory	9	3	3	17	26
Other, net	6	6	4	12	15
Interest income	6	6	11	5	7
Interest expense	(25)	(24)	(52)	(55)	(66)
Income tax expense	(59)	(51)	(112)	(98)	(159)
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:
Accounts receivable	11	6	(91)	52	(30)
Inventories	(111)	(77)	(94)	25	92
Prepaid expenses and other current assets	(7)	(15)	(21)	23	29
Accounts payable	38	13	28	16	(107)
Accrued and other liabilities	(48)	(47)	(12)	10	10
Income taxes payable	(15)	(33)	32	41	35
Deferred revenue	(6)	9	10	(2)	39
Other	4	14	21	(19)	(56)

Net Cash Provided by Operating Activities:	$96	$47	$161	$388	$376

The net change in assets and liabilities during the six months of 2012 and fiscal year 2011 reduced operating cash flow by $134 million and $127 million, respectively. During this time, backlog increased $317 million. As the backlog represents anticipated shipments, and the Tyco Flow Control Business’ lead times can be six to nine months, it is necessary for the Tyco Flow Control Business to procure additional inventory to manufacture the products in support of future sales. Conversely, in fiscal year 2010 the Tyco Flow Control Business experienced reduced volume and backlog due to adverse economic conditions. During this time, backlog declined $200 million and net revenue declined $111 million, thus the Tyco Flow Control Business did not replenish inventory as quickly and it collected receivables but did not fully replace them with new billings. This resulted in $146 million in cash generation from working capital. The Tyco Flow Control Business believes this is a typical pattern for a long-lead time, manufacturing business. Inventory as a percentage of backlog has remained stable at 39% to 44% over the last several years.

Cash from operating activities was $96 million for the six months ended March 30, 2012, driven by operating income of $192 million and adjustments for non-cash items of $116 million, partially offset by income tax expense of $59 million, an increase in assets and liabilities of $134 million and net interest expense of $19 million. The net change in assets and liabilities included a $111 million increase in inventories and a $48 million decrease in accrued and other liabilities, partially offset by a $38 million increase in accounts payable. Inventory increased primarily in Valves & Controls driven by procurement of additional materials to service the increased backlog as previously discussed.

Cash from operating activities was $47 million during the six months ended March 25, 2011, driven by operating income of $119 million and adjustments for non-cash items of $127 million, partially offset by income tax expense of $51 million, an increase in assets and liabilities of $130 million, and net interest expense of $18 million. The net change in assets and liabilities included a $77 million increase in inventories, a $47 million decrease in accrued and other liabilities and a $33 million decrease in income taxes payable. The increase in inventory of $77 million was primarily due to Valves & Controls backlog growth.

Cash from operating activities was $161 million in fiscal year 2011, with operating income of $306 million and adjustments for non-cash items of $135 million, partially offset by income tax expense of $112 million, an increase in assets and liabilities of $127 million and net interest expense of $41 million. The net change in assets and liabilities was driven by a $91 million increase in accounts receivable and a $94 million increase in inventories. The $91 million increase in accounts receivable was attributable to the $267 million revenue increase year over year. Inventory grew by $94 million driven by procurement of additional materials to service the growing backlog, especially in Valves & Controls.

Cash from operating activities was $388 million in fiscal year 2010, driven by operating income of $331 million, adjustments for non-cash items of $59 million and a decrease in assets and liabilities of $146 million partially offset by income tax expense of $98 million and net interest expense of $50 million. The net change in assets and liabilities was driven by a $52 million decrease in accounts receivable, a $41 million increase in income taxes payable, and a $25 million decrease in inventories. The $52 million decrease in accounts receivable was attributable to lower revenue in fiscal year 2010 due to the effects of the adverse global economic conditions.

Cash from operating activities was $376 million in fiscal year 2009, driven by operating income of $451 million, adjustments for non-cash items of $131 million and a decrease in assets and liabilities of $12 million, partially offset by income tax expense of $159 million and net interest expense of $59 million. The net change in assets and liabilities was driven by a $92 million decrease in inventories and a related $107 million decrease in accounts payable as inventory was not replenished during a period of lower volume due to adverse global economic conditions.

During the six months ended March 30, 2012 and March 25, 2011, the Tyco Flow Control Business paid $3 million and $7 million, respectively, in cash related to restructuring activities. See Note 3 (“Restructuring and Asset Impairment Charges, Net”) to the Tyco Flow Control Business’ Unaudited Combined Financial Statements for further information regarding the Tyco Flow Control Business’ restructuring activities.

During the fiscal years ended 2011, 2010 and 2009, the Tyco Flow Control Business paid $15 million, $25 million and $11 million, respectively, in cash related to restructuring activities. See Note 3 (“Restructuring and Asset Impairment Charges, Net”) to the Tyco Flow Control Business’ Audited Combined Financial Statements for further information regarding the Tyco Flow Control Business’ restructuring activities.

During the six months ended March 30, 2012 and March 25, 2011, the Tyco Flow Control Business made required contributions of $9 million and $5 million, respectively, to its non-U.S. pension plans.

During the fiscal years ended 2011, 2010 and 2009, the Tyco Flow Control Business made required contributions of $15 million each year to its non-U.S. pension plans. The Tyco Flow Control Business anticipates contributing at least the minimum required to its non-U.S. pension plans in fiscal year 2012, of $15 million.

Income taxes paid, net of refunds, related to continuing operations were $58 million, $93 million and $98 million in 2011, 2010 and 2009, respectively.

Interest paid, related to continuing operations was $48 million, $50 million and $62 million in 2011, 2010 and 2009, respectively.

Cash flow from investing activities

	For the Six Months Ended		Fiscal Year Ended
	March 30, 2012	March 25, 2011	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Cash Flows (Used in) Provided by Investing Activities:	$(48)	$(31)	$(341)	$(192)	$(98)

The Tyco Flow Control Business made capital expenditures of $51 million and $30 million during the first six months of 2012 and 2011, respectively.

The Tyco Flow Control Business made capital expenditures of $82 million, $98 million and $100 million during fiscal years 2011, 2010 and 2009, respectively. Capital expenditures are generally for maintenance of the Tyco Flow Control Business’ global manufacturing operation, investment in additional capacity and improvement in the Tyco Flow Control Business’ management information systems.

During the first six months of 2012, the Tyco Flow Control Business made no acquisitions. During the first six months of 2011, the Tyco Flow Control Business paid cash for acquisitions included in continuing operations of $7 million.

During fiscal year 2011, the Tyco Flow Control Business paid cash for acquisitions included in continuing operations of $303 million, net of cash acquired of $1 million. This related primarily to the acquisition of a 75% interest in privately-held KEF for $295 million, net of cash acquired of $1 million.

During fiscal year 2010, cash paid for acquisitions included in continuing operations totaled $104 million, net of cash acquired of $1 million. This related primarily to the acquisition of two Brazilian valve companies, including Hiter Industria e Comercio de Controle Termo Hidraulico Ltda (“Hiter”) and Valvulas Crosby Industria e Comercio Ltda.

During fiscal year 2011, the Tyco Flow Control Business received cash proceeds, net of cash divested of $293 million for divestitures. The cash proceeds primarily related to $264 million for the sale of the Tyco Flow Control Business’ European water business, which is presented in discontinued operations, and $35 million for the sale of the Tyco Flow Control Business’ Israeli water business, which is presented in continuing operations. See Note 2 (“Divestitures”) to the Tyco Flow Control Business’ Audited Combined Financial Statements for further information.

Cash flow from financing activities

	For the Six Months Ended		Fiscal Year Ended
	March 30, 2012	March 25, 2011	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Cash Flows Provided by (Used in) Financing Activities:	$24	$(43)	$157	$(284)	$(352)

The net cash used in or provided by financing activities for all periods were primarily the result of changes in parent company investments and transfers to discontinued operations.

Additionally, in connection with the acquisition of KEF during fiscal year 2011, the Tyco Flow Control Business acquired $64 million of debt which was paid off as of September 30, 2011.

Future Liquidity Analysis

Following the Spin-off and the Merger, the Tyco Flow Control Business’ capital structure and sources of liquidity will change significantly from the Tyco Flow Control Business’ historical capital structure. The Tyco Flow Control Business will no longer participate in cash management and funding arrangements with Tyco. Instead, the Tyco Flow Control Business’ ability to fund its capital needs will depend on the Tyco Flow Control Business’ ongoing ability to generate cash from operations, and to access banks’ borrowing facilities and capital markets. The Tyco Flow Control Business believes that its future cash from operations, together with the Tyco Flow Control Business’ access to funds on hand and capital markets, will provide adequate resources to fund the Tyco Flow Control Business’ operating and financing needs.

The Tyco Flow Control Business’ primary future cash needs will be centered on operating activities, working capital, capital expenditures and strategic investments. The Tyco Flow Control Business’ ability to fund these needs will depend, in part, on its ability to generate or raise cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond the Tyco Flow Control Business’ control.

Prior to the Distribution, a subsidiary of New Pentair will issue an intercompany note to a subsidiary of Tyco in an amount not to exceed $500 million. Concurrently with the closing of the Merger, New Pentair will repay the intercompany note.

Prior to the consummation of the Transactions, a subsidiary of New Pentair plans to issue senior notes in an amount up to $900 million that will be guaranteed by New Pentair. The net proceeds from the issuance of the senior notes will be held in escrow until the completion of the Merger. New Pentair plans to use the net proceeds from the issuance of the unsecured senior notes to repay $500 million of Pentair private placement notes and the intercompany note. However, the issuance of the senior notes is not a condition to the Merger and New Pentair cannot provide any assurance that it will complete the issuance of the senior notes. See “The Merger Agreement—Financing.”

Prior to the consummation of the Transactions, Pentair plans to execute a credit agreement with a syndicate of banks providing for an unsecured, committed senior credit facility of up to $1.2 billion that will become effective upon completion of the Merger. Upon completion of the Merger, New Pentair will become a guarantor of, and a subsidiary of New Pentair will become a borrower under, the senior credit facility. New Pentair plans to use availability under the senior credit facility to repay borrowings outstanding under Pentair’s existing credit facility as of the completion of the Merger and, if the unsecured senior notes are not issued, to repay the intercompany note.

In the event that New Pentair is unable to enter into the senior credit facility or issue the senior notes on acceptable terms, instead of a subsidiary of New Pentair issuing to a subsidiary of Tyco the intercompany note that would be repaid at the closing of the Merger, a subsidiary of New Pentair will issue a one year unsecured “bridge” note for up to $500 million to a subsidiary of Tyco that will bear interest at a rate of 14.0% and be prepayable at any time.

After accounting for the issuance of either the intercompany note or the bridge note, the payment of transaction expenses and transfer of any excess cash to Tyco, but not taking into account any third party financing, New Pentair will have a net indebtedness immediately prior to the Distribution of $275 million.

New Pentair expects to have pro forma aggregate long-term debt of approximately $1.7 billion at the closing of the Merger.

Following the Spin-off and the Merger, the Tyco Flow Control Business expects to manage its worldwide cash requirements considering available funds among the many subsidiaries through which the Tyco Flow

Control Business will be conducting business and the cost effectiveness with which those funds can be accessed. The Tyco Flow Control Business plans to look for opportunities to access cash balances in excess of local operating requirements to meet global liquidity needs in a cost-efficient manner. Generally the Tyco Flow Control Business is able to move excess cash through dividend payments or loans in a tax efficient manner as a result of the Tyco Flow Control Business’ incorporation in Switzerland and the tax policies in the countries in which the Tyco Flow Control Business operates. If funds are needed for the Tyco Flow Control Business’ operations in the U.S., the Tyco Flow Control Business generally has the ability to fund its U.S. operations without incremental tax costs as most of the Tyco Flow Control Business’ cash resides in jurisdictions from which the Tyco Flow Control Business can move cash to the U.S. without significant incremental tax expense.

Dividends

It is expected that New Pentair will initially pay a quarterly cash dividend of $0.22 per share. The Merger Agreement provides that Tyco, as the sole shareholder of New Pentair, will authorize the quarterly cash dividends to be paid prior to the 2013 New Pentair annual general meeting. Any dividend after that time that may be proposed by the New Pentair board of directors will be subject to approval by the New Pentair shareholders at the New Pentair annual general meeting if and as proposed by the New Pentair board of directors. Under Swiss law, the New Pentair board of directors may propose to shareholders that a dividend be paid but cannot itself authorize the dividend. However, whether the New Pentair board of directors exercises its discretion to propose any dividends to holders of New Pentair common shares in the future will depend on many factors, including New Pentair’s financial condition, earnings, capital requirements of New Pentair’s business, covenants associated with debt obligations, legal requirements, regulatory constraints, industry practice and other factors that the New Pentair board of directors deems relevant. There can be no assurance that New Pentair will continue a dividend in the future. See “Description of New Pentair Capital Stock—Dividends.”

Contractual Obligations and Commercial Commitments

The following table provides a summary of the Tyco Flow Control Business’ contractual obligations and commitments for minimum lease payments obligations under non-cancelable leases, and other obligations at 2011 fiscal year end.

	Payments due by fiscal year
	2012	2013	2014	2015	2016	There– after	Total
	($ in millions)
Operating leases	$27	$23	$17	$11	$8	$21	$107
Capital leases	2	2	2	3	4	5	18
Redeemable noncontrolling interest(1)	—	—	—	100	—	—	100
Purchase obligations(2)	248	3	1	—	—	—	252

Total contractual cash obligations(3)	$277	$28	$20	$114	$12	$26	$477

(1)	On June 29, 2011, the Tyco Flow Control Business acquired a 75% ownership interest in KEF within the Tyco Flow Control Business’ Valves & Controls segment. The remaining 25% interest is held by a noncontrolling interest stakeholder. In connection with the acquisition of KEF, the Tyco Flow Control Business and the noncontrolling interest stakeholder have a call and put arrangement, respectively, for the Tyco Flow Control Business to acquire and the noncontrolling interest stakeholder to sell the remaining 25% ownership interest at a price equal to the greater of $100 million or a multiple of KEF’s average EBITDA for the prior twelve consecutive fiscal quarters. The arrangement becomes exercisable beginning the first full fiscal quarter following the third anniversary of the KEF closing date of June 29, 2011. See Note 15 (“Redeemable Noncontrolling Interest”) to the Tyco Flow Control Business’ Audited Combined Financial Statements.
(2)	Purchase obligations consist of commitments for purchases of goods and services.

(3)	The Tyco Flow Control Business has net unfunded pension and postretirement benefit obligations of $72 million and $16 million, respectively, to certain employees and former employees as of the year ended September 30, 2011. The Tyco Flow Control Business is obligated to make contributions to its pension plans and postretirement benefit plans; however, the Tyco Flow Control Business is unable to determine the amount of plan contributions due to the inherent uncertainties of obligations of this type, including timing, interest rate charges, investment performance, and amounts of benefit payments. The minimum required contributions to the Tyco Flow Control Business’ non-U.S. pension plans are expected to be approximately $15 million in fiscal year 2012. These plans and the Tyco Flow Control Business’ estimates of future contributions and benefit payments are more fully described in Note 12 (“Retirement Plans”) to the Audited Combined Financial Statements. Additionally, the Tyco Flow Control Business has an additional $20 million of deferred compensation under employee contractual arrangements as of the fiscal year ended September 30, 2011. The Tyco Flow Control Business is unable to determine when these amounts will be paid due to the inherent uncertainties of obligations of this type.

Debt allocated to the Tyco Flow Control Business by Tyco was $861 million and $859 million as of March 30, 2012 and September 30, 2011, respectively. The Tyco Flow Control Business expects to incur debt from third parties at or prior to the spin-off based on the Tyco Flow Control Business’ anticipated post-spin-off capital requirements. The amount of debt which the Tyco Flow Control Business could incur may materially differ from the amounts allocated to the Tyco Flow Control Business from Tyco.

As of September 30, 2011, the Tyco Flow Control Business has outstanding letters of credit and bank guarantees in the amount of approximately $285 million.

Off-Balance Sheet Arrangements

In disposing of assets or businesses, the Tyco Flow Control Business often provides representations, warranties and indemnities to cover various risks, including unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities and unidentified tax liabilities and legal fees related to periods prior to disposition. The Tyco Flow Control Business does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However the Tyco Flow Control Business has no reason to believe that these uncertainties would have a material adverse effect on its financial position, results of operations or cash flows.

The Tyco Flow Control Business has recorded liabilities for known indemnifications included as part of environmental liabilities. See Note 11 (“Commitments and Contingencies”) to the Tyco Flow Control Business’ Audited Combined Financial Statements and Note 10 (“Commitments and Contingencies”) to the Tyco Flow Control Business’ Unaudited Combined Financial Statements for further information with respect to these liabilities.

In the normal course of business, the Tyco Flow Control Business is liable for product performance. The Tyco Flow Control Business believes that such obligations will not significantly affect the Tyco Flow Control Business’ financial position, results of operations or cash flows.

The Tyco Flow Control Business records estimated product warranty at the time of sale. For further information on estimated product warranty, see Notes 1 (“Basis of Presentation and Summary of Significant Accounting Policies”) and 9 (“Guarantees”) to the Tyco Flow Control Business’ Audited Combined Financial Statements and Note 18 (“Guarantees”) to the Tyco Flow Control Business’ Unaudited Combined Financial Statements included elsewhere in this proxy statement/prospectus.

Critical Accounting Policies

The preparation of the Combined Financial Statements in conformity with U.S. GAAP requires management to use judgment in making estimates and assumptions to determine reported amounts of certain assets, liabilities, revenue and expenses and the disclosure of related contingent assets and liabilities. These estimates and assumptions are based upon information available at the time of the estimates or assumptions, including the Tyco Flow Control Business’ historical experience, where relevant. Because of the uncertainty of factors surrounding the estimates, assumptions and judgments used in the preparation of the Tyco Flow Control Business’ financial statements, actual results may differ from the estimates, and the difference may be material.

The Tyco Flow Control Business’ critical accounting policies are those policies that are both most important to its financial condition and results of operations and require the most difficult, subjective or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Tyco Flow Control Business believes that the following represent the Tyco Flow Control Business’ critical accounting policies. For a summary of all of the Tyco Flow Control Business’ significant accounting policies, see Note 1 (“Basis of Presentation and Summary of Significant Accounting Policies”) to the Tyco Flow Control Business’ Audited Combined Financial Statements included elsewhere in this proxy statement/prospectus.

Revenue Recognition

The Tyco Flow Control Business recognizes revenue principally from the sale of products and the provision of services and only when a firm sales agreement is in place, with a fixed and determinable price and collection is reasonably assured. The Tyco Flow Control Business recognizes revenue from the sales of products at the time title and risks and rewards of ownership pass, which generally occurs when the products reach the free-on-board shipping point. For contracts containing multiple elements, each having a determinable fair value, the Tyco Flow Control Business recognizes revenue in an amount equal to the element’s pro rata share of the contract’s fair value in accordance with the contractual delivery terms for each element. The Tyco Flow Control Business defers the recognition of revenue when advance payments are received from customers before performance obligations have been completed or services have been performed. The Tyco Flow Control Business includes freight charges billed to customers in sales and the related shipping costs in cost of revenue in the Tyco Flow Control Business’ combined statements of operations.

The Tyco Flow Control Business records contract sales for construction-related projects primarily under the percentage-of-completion method. The Tyco Flow Control Business bases the profits it recognizes on contracts in process upon estimated contract revenue and related total cost of the project at completion. The Tyco Flow Control Business generally uses the ratio of actual cost incurred to total estimated cost at completion to measure the extent of progress toward completion. Revisions to cost estimates as contracts progress have the effect of increasing or decreasing profits each period. The use of the percentage-of-completion method requires the Tyco Flow Control Business to make judgments to estimate total contract revenues and costs. Contract costs are based on various assumptions that utilize the professional knowledge and experience of the Tyco Flow Control Business’ operations teams, as well as finance personnel to estimate the ultimate cost to complete the contract. Adjustments in estimated contract revenues or estimated costs are recognized in the current period for the inception-to-date effect of the changes. Historically the Tyco Flow Control Business has not had a material adjustment to a change in estimated revenues or costs. The Tyco Flow Control Business makes provisions for anticipated losses in the period in which they become determinable. Percentage of completion revenue represented 16% of the Tyco Flow Control Business’ combined net revenue in fiscal year 2011. The risk of this methodology is its dependence upon estimates of costs at completion, which are subject to the uncertainties inherent in long-term contracts.

In certain instances, the Tyco Flow Control Business provides guaranteed completion dates under the terms of its contracts. Failure to meet contractual delivery dates can result in late delivery penalties or non-recoverable costs. In instances where the payment of such costs are deemed to be probable, the Tyco Flow Control Business performs a project profitability analysis accounting for such costs as a reduction of realizable revenue, which could potentially cause estimated total project costs to exceed projected total revenue realized from the project. In such instances, the Tyco Flow Control Business would record reserves to cover such excesses in the period they are determined, which would adversely affect the Tyco Flow Control Business’ results of operations and financial position. In circumstances where the total projected reduced revenue still exceed total projected costs, the incurrence of unrealized incentive fees or non-recoverable costs generally reduces profitability of the project at the time of subsequent revenue recognition. The Tyco Flow Control Business’ reported results are impacted by judgment and estimates used for contract costs and contractual contingencies.

Revenue on service and repair contracts is recognized after services have been agreed to by the customer and rendered.

Income Taxes

For purposes of the Tyco Flow Control Business’ combined financial statements, income tax expense and deferred tax balances have been recorded as if the Tyco Flow Control Business filed tax returns on a stand-alone basis separate from Tyco (“Separate Return Method”). The Separate Return Method applies the accounting guidance for income taxes to the stand-alone financial statements as if the Tyco Flow Control Business was a separate taxpayer and a stand-alone enterprise for the periods presented. The calculation of the Tyco Flow Control Business’ income taxes on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. Historically, the Tyco Flow Control Business has largely operated within Tyco’s group of legal entities; including several U.S. consolidated tax groups, various non-U.S. tax groups and stand alone non-U.S. subsidiaries. In certain instances, tax losses and credits utilized by the Tyco Flow Control Business within the Tyco group of entities may not be available to the Tyco Flow Control Business going forward. In other instances, tax losses or credits generated by Tyco’s other businesses will be available to the Tyco Flow Control Business going forward after the Distribution.

In determining taxable income for the Tyco Flow Control Business’ combined financial statements, the Tyco Flow Control Business must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In evaluating the Tyco Flow Control Business’ ability to recover its deferred tax assets the Tyco Flow Control Business considers all available evidence, positive and negative, including its past operating results, the existence of cumulative losses in the most recent years and the Tyco Flow Control Business’ forecast of future taxable income. In estimating future taxable income, the Tyco Flow Control Business develops assumptions including the amount of future pre-tax income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Tyco Flow Control Business is using to manage the underlying businesses.

The Tyco Flow Control Business currently has recorded valuation allowances that the Tyco Flow Control Business will maintain until it is more-likely-than-not the deferred tax assets will be realized. The Tyco Flow Control Business’ income tax expense recorded in the future may be reduced to the extent of decreases in the Tyco Flow Control Business’ valuation allowances. The realization of the Tyco Flow Control Business’ remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income, including but not limited to any future restructuring activities, may require that the Tyco Flow Control Business records an additional valuation allowance against its deferred tax assets. An increase in the valuation allowance could result in additional income tax expense in such period and could have a significant impact on the Tyco Flow Control Business’ future earnings.

The tax carryforwards reflected in the Tyco Flow Control Business’ combined financial statements are calculated on a hypothetical stand-alone income tax return basis. The tax carryforwards include net operating losses and tax credits. The tax carryforwards are not representative of the tax carryforwards the Tyco Flow Control Business will have available for use after being spun-off from Tyco. The Tyco Flow Control Business anticipates that as a result of the Spin-off, its post Spin-off tax carryforwards will be significantly higher than those reflected in the combined financial statements.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the effect of a tax rate or law change on the Tyco Flow Control Business’ deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on the Tyco Flow Control Business’ financial condition, results of operations or cash flows.

In addition, the calculation of the Tyco Flow Control Business’ tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across the Tyco Flow Control Business’ global operations. The Tyco Flow Control Business recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on the Tyco Flow Control Business’ estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. The Tyco Flow Control Business adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Tyco Flow Control Business’ current estimate of the tax liabilities. If the Tyco Flow Control Business’ estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when the Tyco Flow Control Business determines the liabilities are no longer necessary. For purposes of the Tyco Flow Control Business’ combined financial statements, these estimated tax liabilities have been computed on a separate return basis.

Reserves for Contingent Loss

Accruals are recorded for various contingencies including legal proceedings, self-insurance and other claims that arise in the normal course of business. The accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarially determined estimates. Additionally, the Tyco Flow Control Business records receivables from third-party insurers when recovery has been determined to be probable.

Asbestos Related Contingencies and Insurance Receivables

The Tyco Flow Control Business estimates the liability and corresponding insurance recovery for pending and future claims and defense costs predominantly based on claim experience over the past five years, and a projection which covers claims expected to be filed, including related defense costs, over the next seven years on an undiscounted basis. Due to the high degree of uncertainty regarding the pattern and length of time over which claims will be made and then settled or litigated, the Tyco Flow Control Business uses multiple estimation methodologies based on varying scenarios of potential outcomes to estimate the range of loss. The Tyco Flow Control Business has concluded that estimating the liability beyond the seven year period will not provide a reasonable estimate, as these uncertainties increase significantly as the projection period lengthens. However it is possible the Tyco Flow Control Business will incur costs for asbestos claims beyond the seven year period.

In connection with the recognition of liabilities for asbestos related matters, the Tyco Flow Control Business records asbestos related insurance recoveries that are probable. The estimate of asbestos related insurance recoveries represents estimated amounts due to the Tyco Flow Control Business for previously paid and settled claims and the probable reimbursements relating to estimated liability for pending and future claims. In determining the amount of insurance recoverable, the Tyco Flow Control Business considers available insurance, allocation methodologies, solvency and creditworthiness of the insurers.

Annually, the Tyco Flow Control Business performs a detailed analysis with the assistance of outside legal counsel and other experts to review and update as appropriate the underlying assumptions used in the estimated asbestos related assets and liabilities. On a quarterly basis, the Tyco Flow Control Business re-evaluates the assumptions used to perform the annual analysis and record an expense as necessary to reflect changes in the estimated liability and related insurance asset. See Note 11 (“Commitments and Contingencies”) to the Tyco Flow Control Business’ Audited Combined Financial Statements for a discussion of management’s judgments applied in the recognition and measurement of asbestos related assets and liabilities.

Pension and Postretirement Benefits

The Tyco Flow Control Business’ pension expense and obligations are developed from actuarial valuations. Two critical assumptions in determining pension expense and obligations are the discount rate and expected long-term return on plan assets. The Tyco Flow Control Business evaluates these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality and turnover and are evaluated periodically and updated to reflect the Tyco Flow Control Business’ actual experience. Actual results may differ from actuarial assumptions resulting in actuarial gains and losses. Such actuarial gains and losses will be amortized over the average expected service period of the participants for active plans and over the average remaining life expectancy of participants for inactive plans. The discount rate represents the market rate for high-quality fixed income investments and is used to calculate the present value of the expected future cash flows for benefit obligations under the Tyco Flow Control Business’ pension plans. A decrease in the discount rate increases the present value of pension benefit obligations. A 25 basis point decrease in the discount rate would increase the present value of pension obligations by approximately $9 million and increase the Tyco Flow Control Business’ annual pension expense by approximately $0.2 million. The Tyco Flow Control Business considers the relative weighting of plan assets by class, historical performance of asset classes over long-term periods, asset class performance expectations as well as current and future economic conditions in determining the expected long-term return on plan assets. A 25 basis point decrease in the expected long-term return on plan assets would increase the Tyco Flow Control Business’ annual pension expense by approximately $1 million.

Goodwill and Indefinite Lived Intangible Asset Valuation and Impairments

The Tyco Flow Control Business assesses goodwill and indefinite lived intangible assets for impairment annually and more frequently if triggering events occur. In performing these assessments, management relies on various factors, including operating results, business plans, economic projections including expectations and assumptions regarding the timing and degree of any economic recovery, anticipated future cash flows, comparable market transactions (to the extent available) and other market data.

The Tyco Flow Control Business elected to make the first day of the fourth quarter the annual impairment assessment date for all goodwill and indefinite lived intangible assets. In the first step of the goodwill impairment test, the Tyco Flow Control Business compares the fair value of a reporting unit with its carrying amount. The Tyco Flow Control Business determines fair value for the goodwill impairment test utilizing a discounted cash flow analysis based on forecast cash flows (including estimated underlying revenue and operating income growth rates) discounted using an estimated weighted average cost of capital for market participants. The Tyco Flow Control Business uses a market approach, utilizing observable market data such as comparable companies in similar lines of business that are publicly-traded or which are part of a public or private transaction (to the extent available), to corroborate the discounted cash flow analysis performed at each reporting unit. If the carrying amount of a reporting unit exceeds its fair value, the Tyco Flow Control Business considers goodwill potentially impaired and performs further tests to measure the amount of impairment loss. In the second step of the goodwill impairment test, the Tyco Flow Control Business compares the implied fair value of a reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of that goodwill, the Tyco Flow Control Business recognizes an impairment loss in an amount equal to the excess of the carrying amount of goodwill over its implied fair value. The Tyco Flow Control Business determines the implied fair value of goodwill in the same manner that it determines the amount of goodwill recognized in a business combination. The Tyco Flow Control Business allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill. In the first quarter of fiscal year 2011, as a result of a triggering event, the Tyco Flow Control Business recorded a goodwill impairment charge of $35 million within its Water Systems reporting unit within the Tyco Flow Control Business’ Water & Environmental Systems segment.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors. As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual goodwill impairment test will prove to be accurate predictions of the future. Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of the aforementioned reporting units may include such items as follows:

•	a prolonged downturn in the business environment in which the reporting units operate (i.e. sales volumes and prices) especially in the commercial construction and retailer end-markets;

•	an economic recovery that significantly differs from the Tyco Flow Control Business’ assumptions in timing or degree;

•	volatility in equity and debt markets resulting in higher discount rates; and

•	unexpected regulatory changes.

While historical performance and current expectations have resulted in fair values of goodwill in excess of carrying values, if the Tyco Flow Control Business’ assumptions are not realized, it is possible that in the future an impairment charge may need to be recorded. However, it is not possible at this time to determine if an impairment charge would result or if such a charge would be material.

Inventories

The Tyco Flow Control Business records its aggregate inventories at the lower of cost (primarily first-in, first-out) or market value. The Tyco Flow Control Business provides a reserve for estimated inventory obsolescence or unmarketable inventory equal to the difference between the cost of inventory and estimated fair value based on assumptions of future demand and market conditions. The Tyco Flow Control Business ages its inventory with no recent demand and applies various valuation factors based on the length of time since the last demand from customers for such material. Significant judgments and estimates must be made and used in connection with establishing allowances. If future conditions cause a reduction in the Tyco Flow Control Business’ current estimate of market value, due to a decrease in customer demand, a drop in commodity prices or other market-related factors that could influence demand for particular products, additional provisions may be needed.

Accounting Developments

The Tyco Flow Control Business has presented the information about accounting pronouncements not yet implemented in Note 1 (“Basis of Presentation and Summary of Significant Accounting Policies”) to the Tyco Flow Control Business’ Audited and Unaudited Combined Financial Statements included in this proxy statement/prospectus.

Non-U.S. GAAP Measures

In an effort to provide investors with additional information regarding the Tyco Flow Control Business’ results as determined by generally accepted accounting principles (U.S. GAAP), the Tyco Flow Control Business also discloses non—U.S. GAAP measures consisting of (i) revenue excluding the impact of changes in foreign currency exchange rates and (ii) organic revenue growth (decline). The Tyco Flow Control Business believes that these measures are useful for investors in evaluating the Tyco Flow Control Business’ operating performance for the periods presented. When read in conjunction with the Tyco Flow Control Business’ U.S. GAAP revenue, they enable investors to better evaluate the Tyco Flow Control Business’ operations without giving effect to fluctuations in foreign exchange rates, which may be significant from period to period. In addition, revenue excluding the impact of changes in foreign currency exchange rates and organic revenue growth (decline) are factors the Tyco Flow Control Business uses in internal evaluations of the overall performance of the Tyco Flow Control Business. These measures are not financial measures under U.S. GAAP and should not be considered as a substitute for revenue as determined in accordance with U.S. GAAP, and they may not be comparable to similarly titled measures reported by other companies. Organic revenue growth (decline) presented herein is defined as revenue growth (decline) excluding the effects of foreign currency fluctuations, acquisitions and divestitures and other changes that may not reflect underlying results and trends (for example, the 53rd week of operations in fiscal year 2011). The Tyco Flow Control Business’ organic growth (decline) calculations incorporate an estimate of prior year reported net revenue associated with acquired entities that have been fully integrated within the first year, and exclude prior year net revenue associated with entities that do not meet the criteria for discontinued operations which have been divested within the past year. The Tyco Flow Control Business’ calculates the rate of organic growth (decline) based on the adjusted number to better reflect the rate of growth (decline) of the combined business, in the case of acquisitions, or the remaining business, in the case of dispositions. The Tyco Flow Control Business bases the rate of organic growth (decline) for acquired businesses that are not fully integrated within the first year upon unadjusted historical revenue. The Tyco Flow Control Business may use organic revenue growth (decline) and revenue growth (decline) excluding the impact of foreign currency exchange rates as components of the Tyco Flow Control Business’ compensation programs.

The table below details the components of organic revenue growth (decline) and reconciles the non-U.S. GAAP measures to U.S. GAAP net revenue growth (decline).

First Six Months of Fiscal 2012

	Net Revenue for the First Six Months of Fiscal 2011	Base Quarter Adjustments (Divestitures)	Adjusted First Six Months of Fiscal 2012 Base Revenue	Foreign Currency	Acquisitions	Organic Revenue	Organic Growth Percentage	Net Revenue for the First Six Months of Fiscal 2012
	(Amounts in millions)
Valves & Controls	$975	$—	$975	$(12)	$53	$150	15.4%	$1,166
Thermal Controls	339	—	339	(3)	—	100	29.5%	436
Water & Environmental Systems	320	(10)	310	11	—	1	0.3%	322

Total Net revenue	$1,634	$(10)	$1,624	$(4)	$53	$251	15.5%	$1,924

Fiscal Year 2011

	Net Revenue for Fiscal Year 2010	Base Year Adjustments (Divestitures)	Adjusted Fiscal Year 2010 Base Revenue	Foreign Currency	Acquisitions/ Other(1)	Organic Revenue	Organic Growth Percentage	Net Revenue for Fiscal Year 2011
	(Amounts in millions)
Valves & Controls	$1,990	$—	$1,990	$88	$44	$93	4.7%	$2,215
Thermal Controls	603	—	603	18	7	106	17.6%	734
Water & Environmental Systems	788	(4)	784	77	15	(177)	(22.6%)	699

Total Net revenue	$3,381	$(4)	$3,377	$183	$66	$22	0.7%	$3,648

(1)

Includes $25 million, $7 million and $13 million due to the impact of the 53rd week of revenue during fiscal year 2011 for Valves & Controls, Thermal Controls and Water & Environmental Systems, respectively.

Fiscal Year 2010

	Net Revenue for Fiscal Year 2009	Base Year Adjustments (Divestitures)	Adjusted Fiscal Year 2009 Base Revenue	Foreign Currency	Acquisitions	Organic Revenue	Organic Growth Percentage	Net Revenue for Fiscal Year 2010
	(Amounts in millions)
Valves & Controls	$2,279	—	$2,279	$70	$20	$(379)	(16.6%)	$1,990
Thermal Controls	576	—	576	20	—	7	1.2%	603
Water & Environmental Systems	637	—	637	126	—	25	3.9%	788

Total Net revenue	$3,492	—	$3,492	$216	$20	$(347)	(9.9%)	$3,381

Quantitative and Qualitative Disclosure about Market Risk

The Tyco Flow Control Business’ operations include activities in almost 100 countries across both developed and emerging markets. These operations expose the Tyco Flow Control Business to a variety of market risks, including the effects of changes in interest rates and foreign currency exchange rates. The Tyco Flow Control Business monitors and manage these financial exposures as an integral part of its overall risk management program.

Interest Rate Risk

The Tyco Flow Control Business expects to enter into a new revolving credit facility that will bear interest at a floating rate. As a result, the Tyco Flow Control Business will be exposed to fluctuations in interest rates to the extent of the Tyco Flow Control Business’ borrowings under the revolving credit facility. The Tyco Flow Control Business also expects to incur long-term debt at fixed rates. To help manage borrowing costs, the Tyco Flow Control Business may from time to time enter into interest rate swap transactions with financial institutions acting as principal counterparties.

Foreign Currency Risk

The Tyco Flow Control Business has exposure to the effects of foreign currency exchange rate fluctuations on the results of the Tyco Flow Control Business’ non U.S. operations. The Tyco Flow Control Business is exposed periodically to the foreign currency rate fluctuations that affect transactions not denominated in the functional currency of the Tyco Flow Control Business’ domestic and foreign operations. The Tyco Flow Control Business may from time to time use financial derivatives, which may include forward foreign currency exchange contract and foreign currency options to hedge this risk. The Tyco Flow Control Business does not use derivative financial instruments to hedge investments in foreign subsidiaries since such investments are long-term in nature.

The Tyco Flow Control Business had $1.2 billion of intercompany loans designated as permanent in nature as of September 30, 2011 and September 24, 2010, respectively. For the years ended September 30, 2011, September 24, 2010 and September 25, 2009 the Tyco Flow Control Business recorded $18 million and $3 million of cumulative translation gain, and $5 million of cumulative translation loss, respectively, through accumulated other comprehensive income related to these loans.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF PENTAIR

The following table sets forth selected historical consolidated financial information of Pentair. The consolidated statement of income data for the six months ended June 30, 2012 and July 2, 2011 and the consolidated balance sheet data as of June 30, 2012 and July 2, 2011 have been derived from Pentair’s unaudited consolidated financial statements which are incorporated by reference in this proxy statement/prospectus. The consolidated statement of income data for the years ended December 31, 2011, December 31, 2010, December 31, 2009 and balance sheet data as of December 31, 2011 and December 31, 2010 are derived from Pentair’s audited consolidated financial statements, which are incorporated by reference into this proxy statement/prospectus. The consolidated statement of income data for the years ended December 31, 2008 and December 31, 2007 and the consolidated balance sheet data as of December 31, 2009, December 31, 2008 and December 31, 2007 are derived from Pentair’s audited consolidated financial statements that are not included or incorporated by reference in this proxy statement/prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of Pentair’s management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

The selected historical consolidated financial and other operating data presented below should be read in conjunction with Pentair’s consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Pentair” incorporated by reference into this proxy statement/prospectus. The Pentair consolidated financial data may not be indicative of future performance.

	Six Months Ended		Fiscal Year Ended
	June 30, 2012(1)	July 2, 2011(1)	December 31, 2011(1)(2)	December 31, 2010	December 31, 2009	December 31, 2008(3)	December 31, 2007(4)
	($ in millions, except per share data)
Statement of Income Data:
Net sales	$1,800	$1,700	$3,457	$3,031	$2,692	$3,352	$3,281
Operating income	203	196	169	334	220	325	379
Net Income from continuing operations attributable to Pentair, Inc.	133	117	34	198	116	256	212
Per Share Data:
Basic:
Earnings per share from continuing operations attributable to Pentair, Inc.	$1.34	$1.19	$0.35	$2.02	$1.19	$2.62	$2.15
Weighted average shares	99	98	98	98	97	98	99
Diluted:
Earnings per share from continuing operations attributable to Pentair, Inc.	$1.32	$1.17	$0.34	$2.00	$1.17	$2.59	$2.12
Weighted average shares	101	100	100	99	99	99	100
Cash dividends declared per common share	$0.44	$0.40	$0.80	$0.76	$0.72	$0.68	$0.60
Balance Sheet Data:
Total assets	$4,586	$5,052	$4,586	$3,974	$3,911	$4,053	$4,001
Total debt	1,235	1,407	1,309	707	806	954	1,061
Total shareholders’ equity	2,118	2,367	2,047	2,205	2,126	2,020	1,911

(1)	In May 2011, Pentair acquired as part of Water & Fluid Solutions, the Clean Process Technologies division of privately held Norit Holding B.V.

(2)	In the fourth quarter of 2011, Pentair recorded a pre-tax non-cash goodwill impairment charge of $200.5 million.
(3)	In June 2008, Pentair entered into a transaction with GE that was accounted for as an acquisition of an 80.1 percent ownership interest in GE’s global water softener and residential water filtration business in exchange for a 19.9 percent interest in Pentair’s global water softener and residential water filtration business. This transaction resulted in a pre-tax non-cash gain of $109.6 million.
(4)	In February and April 2007, Pentair acquired the outstanding shares of capital stock of Jung Pump and all of the capital interests of Porous Media, respectively, as part of Water & Fluid Solutions. In May 2007, Pentair acquired as part of Technical Products, the assets of Calmark.

SELECTED HISTORICAL COMBINED FINANCIAL DATA OF

THE TYCO FLOW CONTROL BUSINESS

The following table sets forth selected historical combined financial and other operating data of the Tyco Flow Control Business. The historical selected combined financial and other operating data presented below have been prepared to include all of the Tyco Flow Control Business, and are a combination of the assets and liabilities that have been used in managing and operating the Tyco Flow Control Business. The combined statement of operations data for the six months ended March 30, 2012 and March 25, 2011 and the combined balance sheet data as of March 30, 2012 have been derived from the Tyco Flow Control Business’ unaudited combined financial statements included elsewhere in this proxy statement/prospectus. The combined statement of operations data for the fiscal years ended September 30, 2011, September 24, 2010 and September 25, 2009 and the combined balance sheet data as of September 30, 2011 and September 24, 2010 are derived from the Tyco Flow Control Business’ audited combined financial statements included elsewhere in this proxy statement/prospectus. The combined statement of operations data for the fiscal years ended September 26, 2008 and September 28, 2007 and the combined balance sheet data as of March 25, 2011, September 25, 2009, September 26, 2008 and September 28, 2007 are derived from the Tyco Flow Control Business’ unaudited combined financial statements that are not included in this proxy statement/prospectus. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of the Tyco Flow Control Business’ management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. The Tyco Flow Control Business has a 52- or 53-week fiscal year that ends on the last Friday in September. Fiscal years 2010, 2009, 2008 and 2007 were all 52-week years, while fiscal year 2011 was a 53-week year.

The selected historical combined financial and other operating data presented below should be read in conjunction with the Tyco Flow Control Business’ combined financial statements and accompanying notes and “Management Discussion and Analysis of Financial Condition and Results of Operations of the Tyco Flow Control Business.” The Tyco Flow Control Business’ combined financial data may not be indicative of future performance and does not necessarily reflect what financial condition and results of operations would have been had the Tyco Flow Control Business operated as an independent, publicly-traded company during the periods presented, including changes that will occur in the Tyco Flow Control Business’ operations and capitalization as a result of the Spin-off.

	For the Six Months Ended		Fiscal Year Ended
	March 30, 2012(1)	March 25, 2011(1)(2)	September 30, 2011(1)(2)	September 24, 2010(1)	September 25, 2009(1)	September 26, 2008(1)	September 28, 2007(1)
	($ in millions)
Combined Statement of Operations Data:
Net revenue	$1,924	$1,634	$3,648	$3,381	$3,492	$3,936	$3,316
Gross profit	623	546	1,170	1,130	1,233	1,321	1,087
Operating income	192	119	306	331	451	512	298
Income from continuing operations	114	50	153	184	233	310	163
Income from discontinued operations, net of income taxes	—	168	172	17	29	341	38
Net income attributable to parent company equity	113	218	324	201	262	649	201

Combined Balance Sheet Data:
Total assets	$5,322	$4,609	$5,144	$4,682	$4,846	$5,157	$5,844
Long-term debt(3)(4)	893	795	876	689	856	693	768
Total liabilities(3)	2,142	1,953	2,132	2,045	2,126	2,277	2,746
Total parent company equity	3,086	2,656	2,919	2,637	2,719	2,879	3,067

Combined Other Operating Data:
Orders	$2,073	$1,750	$3,785	$3,200	$3,100	$4,354	$3,689
Backlog	$1,898	$1,654	$1,744	$1,581	$1,781	$1,994	$1,503

(1)	Income from continuing operations and net income attributable to parent company equity include $24 million and $27 million of corporate expense allocated from Tyco for the six months ended March 30, 2012 and March 25, 2011, respectively. Income from continuing operations and net income attributable to parent company equity include $52 million, $54 million, $55 million, $63 million and $59 million of corporate expense allocated from Tyco for the years ended September 30, 2011, September 24, 2010, September 25, 2009, September 26, 2008 and September 28, 2007, respectively.
(2)	Income from continuing operations and net income attributable to parent company equity include a goodwill impairment charge of $35 million in the Water & Environmental Systems segment of the Tyco Flow Control Business related to its Water Systems reporting unit.
(3)	Long-term debt and total liabilities include $877 million and $776 million of allocated debt for the six months ended March 30, 2012 and March 25, 2011, respectively. Long-term debt and total liabilities include $859 million, $671 million, $836 million, $674 million and $763 million of allocated debt for the years ended September 30, 2011, September 24, 2010, September 25, 2009, September 26, 2008 and September 28, 2007, respectively.
(4)	Amounts have been allocated from Tyco and are not indicative of debt that will be incurred in the future as an independent, publicly-traded company.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The Unaudited Pro Forma Condensed Combined Statements of Income for the six months ended June 30, 2012 for Pentair and the six months ended March 30, 2012 for the Tyco Flow Control Business, and the fiscal year ended December 31, 2011 for Pentair and September 30, 2011 for the Tyco Flow Control Business combine the historical Consolidated Statements of Income of Pentair and the historical Combined Statements of Operations for the Tyco Flow Control Business, giving effect to the Transactions as if they had been consummated on January 1, 2011, the beginning of the earliest period presented. The Unaudited Pro Forma Condensed Combined Balance Sheet combines the historical Consolidated Balance Sheets of Pentair as of June 30, 2012 and the historical Combined Balance Sheets of the Tyco Flow Control Business as of March 30, 2012, giving effect to the Transactions as if they had been consummated on June 30, 2012. The historical combined financial statements of the Tyco Flow Control Business have been adjusted to reflect certain reclassifications in order to conform with Pentair’s financial statement presentation.

The Unaudited Pro Forma Condensed Combined Financial Statements were prepared using the acquisition method of accounting with Pentair considered the acquirer of the Tyco Flow Control Business. Accordingly, consideration given by Pentair to complete the Merger with the Tyco Flow Control Business will be allocated to assets and liabilities of the Tyco Flow Control Business based upon their estimated fair values as of the date of completion of the Transactions. As of the date of this proxy statement/prospectus, Pentair has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair value of the Tyco Flow Control Business’ assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform the Tyco Flow Control Business’ accounting policies to Pentair’s accounting policies. A final determination of the fair value of the Tyco Flow Control Business’ assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of the Tyco Flow Control Business that exist as of the date of completion of the Merger and, therefore, cannot be made prior to the completion of the Transactions. In addition, the value of the consideration to be given by Pentair to complete the Merger will be determined based on the trading price of Pentair’s common shares at the time of the completion of the Merger. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary pro forma purchase price adjustments have been made solely for the purpose of providing the Unaudited Pro Forma Condensed Combined Financial Statements presented below. Pentair estimated the fair value of the Tyco Flow Control Business’ assets and liabilities based on discussions with the Tyco Flow Control Business’ management, preliminary valuation studies, due diligence and information presented in public filings. Until the Merger is completed, both companies are limited in their ability to share information. Upon completion of the Merger, final valuations will be performed. Increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statement of income. There can be no assurance that such finalization will not result in material changes.

These Unaudited Pro Forma Condensed Combined Financial Statements have been developed from and should be read in conjunction with the respective audited and unaudited consolidated financial statements of Pentair and the historical combined financial statements of the Tyco Flow Control Business for the fiscal year ended December 31, 2011 and September 30, 2011, respectively, and for the six months ended June 30, 2012 and six months ended March 30, 2012, respectively, which are included in or incorporated by reference into this proxy statement/prospectus. The Unaudited Pro Forma Condensed Combined Financial Statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of New Pentair would have been had the Transactions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

New Pentair expects to incur significant costs associated with integrating the operations of Pentair and the Tyco Flow Control business. The Unaudited Pro Forma Condensed Combined Financial Statements do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the Merger.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	Historical As of
In millions	Pentair June 30, 2012	Tyco Flow Control Business March 30, 2012	Pro Forma Adjustments		Pro Forma Condensed Combined
Assets
Current assets
Cash and cash equivalents	$61	$197	$(72)	a	$125
			(61)	a
Accounts and notes receivable, net	572	705	2	b	1,279
Inventories	460	873	101	c	1,434
Deferred tax assets	59	79	—		138
Prepaid expenses and other current assets	124	187	—		311

Total current assets	1,276	2,041	(30)		3,287

Property, plant and equipment, net	381	626	125	d	1,132
Other assets
Goodwill	2,255	2,139	(2,139)	e	4,336
			2,081	e
Intangibles, net	571	121	(121)	f	1,956
			1,385	f
Other	103	395	6	g	504

Total other assets	2,929	2,655	1,212		6,796

Total assets	$4,586	$5,322	$1,307		$11,215

Liabilities and Shareholders’ Equity and Parent Company Investment
Current liabilities
Current maturities of long-term debt	$1	$—	$—		$1
Accounts payable	288	369	—		657
Accrued and other current liabilities	373	490	(49)	h	814

Total current liabilities	662	859	(49)		1,472

Other liabilities
Long-term debt	1,234	893	(443)	i	1,684
Other non-current liabilities	572	390	511	j	1,473

Total liabilities	2,468	2,142	19		4,629

Redeemable noncontrolling interest	—	94	—		94

Shareholders’ equity and parent company investment	2,118	3,086	(3,086)	k	6,492
			4,461	k
			(87)	k

Total liabilities and shareholders’ equity and parent company investment	$4,586	$5,322	$1,307		$11,215

The accompanying notes are an integral part of the Unaudited Pro Forma

Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

	Historical For the Six Months Ended
In millions, except per-share data	Pentair June 30, 2012	Tyco Flow Control Business March 30, 2012	Pro Forma Adjustments		Pro Forma Condensed Combined
Net sales	$1,800	$1,924	$—		$3,724
Cost of goods sold	1,207	1,301	(10)	l	2,533
			5	l
			30	l

Gross profit	593	623	(25)		1,191
Selling, general and administrative	348	431	12	m	791
Research and development	42	—	10	l	52

Operating income	203	192	(47)		348
Other (income) expense:
Equity (income) losses of unconsolidated subsidiaries	(2)	—	—		(2)
Net interest expense	31	19	(26)	n	27
			3	n

Income before income taxes and noncontrolling interest	174	173	(24)		323
Provision for income taxes	38	59	(8)	o	89

Net income before noncontrolling interest	136	114	(16)		234
Noncontrolling interest	3	1	—		4

Net income attributable to shareholders	$133	$113	$(16)		$230

Earnings per common share attributable to shareholders
Basic	$1.34				$1.09
Diluted	$1.32				$1.08

Weighted average common shares outstanding
Basic	99		112	p	211
Diluted	101		112	p	213

The accompanying notes are an integral part of the Unaudited Pro Forma

Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

	Historical For the Fiscal Year Ended
In millions, except per-share data	Pentair December 31, 2011	Tyco Flow Control Business September 30, 2011	Pro Forma Adjustments		Pro Forma Condensed Combined
Net sales	$3,457	$3,648	—		$7,105
Cost of goods sold	2,383	2,478	$(18)	l	4,914
			11	l
			60	l

Gross profit	1,074	1,170	(53)		2,191
Selling, general and administrative	626	829	81	m	1,536
Research and development	78	—	18	l	96
Goodwill impairment	201	35	—		236

Operating income	169	306	(152)		323
Other (income) expense
Equity (income) losses of unconsolidated subsidiaries	(2)	—	—		(2)
Net interest expense	60	41	(51)	n	56
			6	n

Income from continuing operations before income taxes and noncontrolling interest	111	265	(107)		269
Provision for income taxes	73	112	(37)	o	148

Income from continuing operations	38	153	(70)		121
Noncontrolling interest	4	1	—		5

Net income from continuing operations attributable to shareholders	$34	$152	$(70)		$116

Earnings from continuing operations per common share attributable to shareholders
Basic	$0.35				$0.55
Diluted	$0.34				$0.55

Weighted average common shares outstanding
Basic	98		112	p	210
Diluted	100		112	p	212

The accompanying notes are an integral part of the Unaudited Pro Forma

Condensed Combined Financial Statements.

Note 1.	Basis of Presentation

On March 27, 2012, Tyco, New Pentair, Panthro Acquisition, Panthro Merger Sub and Pentair entered into the Merger Agreement under which New Pentair will combine with Pentair in a tax-free, all-stock merger. Prior to the closing of the Merger, Tyco will cause specified assets and liabilities used in the Tyco Flow Control Business to be conveyed to New Pentair. After such conveyance, Tyco will spin off New Pentair to Tyco shareholders by distributing all of the outstanding New Pentair common shares to Tyco shareholders. Immediately after the Spin-off, Panthro Merger Sub, will merge with and into Pentair, with Pentair surviving the Merger as a wholly owned, indirect subsidiary of New Pentair. As a result of the Merger, Pentair shareholders will receive New Pentair common shares. In connection with the Merger, it is currently expected, based on the exchange ratio formula set forth in the Merger Agreement and the number of outstanding Pentair common shares as of June 30, 2012, that Pentair shareholders will receive approximately 99,205,000 New Pentair common shares as a result of the transactions or one New Pentair common share for every one Pentair common share owned on the date of the Merger. However, no fractional shares of New Pentair common shares will be issued in the Merger. At the close of the Merger, Pentair shareholders will own approximately 47.5% of the New Pentair common shares and Tyco shareholders will own approximately 52.5% of the New Pentair common shares on a fully diluted basis. It is anticipated that New Pentair common shares will be traded on the New York Stock Exchange under the ticker symbol “PNR.”

The accompanying Unaudited Pro Forma Condensed Combined Financial Statements present the pro forma consolidated financial position and results of operations of the combined company based upon the historical financial statements of Pentair and the Tyco Flow Control Business, after giving effect to the Transactions and adjustments described in these notes, and are intended to reflect the impact of the Transactions on New Pentair’s consolidated financial statements. The accompanying Unaudited Pro Forma Condensed Combined Financial Statements are presented for illustrative purposes only and do not reflect the costs of any integration activities or benefits that may result from realization of future costs savings due to operating efficiencies or revenue synergies expect to result from the Transactions. In addition, throughout the periods covered by the Unaudited Pro Forma Condensed Combined Financial Statements, the operations of Tyco Flow Control Business were conducted and accounted for as part of Tyco. These financial statements have been derived from Tyco historical accounting records and reflect significant allocations of direct costs and expenses. All of the allocation and estimates in these financial statements are based on assumptions that management of the Tyco Flow Control Business believes are reasonable. The financial statements do not necessarily represent the financial position of the Tyco Flow Control Business had it been operated as a separate independent entity.

The Unaudited Pro Forma Condensed Combined Statements of Income for the six months ended June 30, 2012 combine the Tyco Flow Control Business’ unaudited historical Combined Statement of Income for the six months ended March 30, 2012 with Pentair’s unaudited historical Consolidated Statement of Income for the six months ended June 30, 2012, to reflect the Transactions as if they had occurred as of January 1, 2011. The Unaudited Pro Forma Condensed Combined Statements of Income for the fiscal year ended December 31, 2011 combine the Tyco Flow Control Business’ audited historical Combined Statement of Operations for the fiscal year ended September 30, 2011 with Pentair’s audited historical Consolidated Statement of Income for the fiscal year ended December 31, 2011, to reflect the Transactions as if they had occurred as of January 1, 2011. The Unaudited Pro Forma Condensed Combined Balance Sheet combines the Tyco Flow Control Business’ unaudited historical Combined Balance Sheet as of March 30, 2012 with Pentair’s unaudited historical Consolidated Balance Sheet as of June 30, 2012 to reflect the Transactions as if they had occurred as of June 30, 2012.

The Unaudited Pro Forma Condensed Combined Financial Statements were prepared using the acquisition method of accounting with Pentair considered the accounting acquiror of the Tyco Flow Control Business. Accordingly, consideration given by Pentair to complete the Transactions will be allocated to assets and liabilities of the Tyco Flow Control Business based upon their estimated fair values as of the date of completion of the Transactions. As of the date of this proxy statement/prospectus, Pentair has not completed the detailed valuation studies necessary to arrive at the required estimates of fair value of the Tyco Flow Control Business’

assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform the Tyco Flow Control Business’ accounting policies to Pentair’s accounting policies. A final determination of the fair value of the Tyco Flow Control Business’ assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of the Tyco Flow Control Business that exist as of the date of completion of the Merger and, therefore, cannot be made prior to the completion of the Transactions. In addition, the value of the consideration to be given by Pentair to complete the Transactions will be determined based on the trading price of Pentair’s common shares at the time of the completion of the Merger. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary pro forma purchase price adjustments have been made solely for the purpose of providing the Unaudited Pro Forma Condensed Combined Financial Statements presented above. Pentair estimated the fair value of the Tyco Flow Control Business’ assets and liabilities based on discussions with the Tyco Flow Control Business’ management, preliminary valuation studies, due diligence and information presented in public filings. Until the Transactions are completed, both companies are limited in their ability to share information. Upon completion of the Transactions, final valuations will be performed. Increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the combined balance sheet and/or statement of income. There can be no assurance that such finalization will not result in material changes.

The Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to reflect the allocation of the preliminary estimated purchase price to identifiable net assets acquired with the excess recorded as goodwill. The purchase price allocation in these Unaudited Pro Forma Condensed Combined Financial Statements is based upon a purchase price of approximately $4.5 billion. This amount was derived in accordance with the Merger Agreement, as described further below in note 2(k), based on the outstanding Pentair common shares and common stock equivalents and the closing price of Pentair common shares on July 20, 2012. The actual number of New Pentair common shares issued in the Transactions will be based upon the actual number of Pentair common shares outstanding when the Transactions close, and the valuation of those shares will be based on the trading price of Pentair common shares when the Transactions close. For each $1 change in the price of Pentair common shares, the estimated purchase price will increase or decrease by approximately $112 million, which would result in an increase or decrease to goodwill.

The preliminary estimated purchase price is allocated as follows:

(in millions)
Cash	$125
Accounts receivable	707
Inventories	974
Other current assets	266
Property, plant and equipment	751
Identifiable intangible assets	1,385
Other non-current assets	393
Goodwill	2,081
Current liabilities	(810)
Long-term debt	(416)
Other liabilities and deferred income taxes, including current	(995)

Total preliminary estimated purchase price	$4,461

Note 2.	Pro Forma Adjustments

The Unaudited Pro Forma Condensed Combined Balance Sheet reflects the following adjustments:

(a) Cash and Cash equivalents. Cash and cash equivalents have been adjusted for the following:

•	A $46.0 million increase for the settlement of net receivables due from Tyco and its affiliates.

•

A $400.0 million increase from the proceeds raised from the debt issuance described in (i) below and assumed repayment of the long-term portion of debt of $518.0 million to result in New Pentair assumed net debt of $275.0 million (assumed debt of $400.0 million less assumed cash of $125.0 million) in accordance with the Merger Agreement and the Separation and Distribution Agreement.

A summary of these adjustments is as follows:

(in millions)
Settlement of accounts and notes receivable due from Tyco and affiliates	$2.0
Settlement of long-term receivables due from Tyco and affiliates	141.0
Settlement of accrued and other current liabilities due to Tyco and affiliates	(49.0)
Settlement other non-current liabilities due to Tyco and affiliates	(48.0)
Proceeds raised from assumed new debt	400.0
Repayment of long-term portion of debt	(518.0)

Total	$(72.0)

•

A $34 million increase in Pentair’s revolving credit facility for fees related to refinancing its existing revolving credit facility, issuance of $900.0 million in senior notes and a prepayment premium on private placement notes being refinanced.

•	An $11.0 million net decrease for the payment of fees associated with Pentair refinancing its existing revolving credit facility and issuance of $900.0 million in senior notes.

•	Payment of the remaining transaction costs and prepayment premium described in (k) below.

A summary of these adjustments is as follows:

(in millions)
Advance from revolving credit facility	34.0
Fees—refinancing of existing revolving credit facility and issuance of senior notes	(11.0)
Remaining transaction cost described in (k) below	(40.0)
Prepayment premium described in (k) below	(44.0)

Total	$(61.0)

(b) Accounts and Notes Receivable, net. Accounts and notes receivable, net have been adjusted as follows:

•	A $2.0 million decrease for settlement of Tyco Flow Control Business receivables due from Tyco and its affiliates.

•

A $4.0 million increase relating to an income tax sharing receivable, as defined by the 2012 Tax Sharing Agreement that the Tyco Flow Control Business will enter into with Tyco. The amount is derived from tax liabilities that the Tyco Flow Control Business expects to pay but are indemnified by Tyco in accordance with the 2012 Tax Sharing Agreement. The actual amounts that the Tyco Flow Control Business may be entitled to receive under this agreement could vary depending upon the outcome of the unresolved tax matters, which may not be resolved for several years.

A summary of the adjustments is as follows:

in millions
Settlement of receivables due from Tyco and its affiliates	$(2.0)
Receivable related to the 2012 Tax Sharing Agreement	4.0

Total	$2.0

(c) Inventories. A $101.0 million increase in finished goods inventory to reflect the estimated fair value of the Tyco Flow Control Business’ inventories.

(d) Property, Plant and Equipment. A $125.0 million increase in property, plant and equipment ($105.0 million in plant and equipment and $20.0 million in property) to reflect the estimated fair value of the Tyco Flow Control Business’ property, plant and equipment. Plant and equipment are expected to be depreciated over a weighted average life of approximately 10 years.

For each $10.0 million adjustment to property, plant and equipment, assuming a weighted average useful life of 10 years, depreciation expense would increase or decrease by $1.0 million and $0.5 million for the year ended December 31, 2011 and the six months ended June 30, 2012, respectively.

(e) Goodwill. Represents the elimination of $2.1 billion of existing goodwill of the Tyco Flow Control Business and the assignment of $2.1 billion of goodwill attributable to the Merger.

(f) Intangible Assets. Represents the elimination of $121.0 million of existing intangible assets of the Tyco Flow Control Business and the recording of $1.4 billion identifiable intangibles assets attributable to the Merger.

The estimated intangible assets attributable to the Merger are comprised of the following:

(in millions)	Amount	Annual Amortization Expense	Quarterly Amortization Expense	Estimated Weighted Average Life
Indefinite lived intangible asset	$390.0	$—	$—	N/A
Definite lived intangible asset	875.0	87.5	21.9	10
Customer backlog	120.0	60.0	15.0	2

Total	$1,385.0	$147.5	$36.9

Indefinite lived intangible assets are expected to consist of trademarks and trade names and definite lived intangible assets are expected to consist of customer lists and developed technology.

The estimated fair values for this pro forma presentation for trade names and developed technology were measured using the relief-from-royalty method. This method assumes the trade names and developed technology have value to the extent that the owner is relieved of the obligation to pay royalties for the benefits received from them. Significant assumptions required for this method are revenue growth rates for the related brands, the appropriate royalty rate and an appropriate discount rate.

The estimated fair values for this pro forma presentation for customer lists and backlog were measured using the multi-period excess earnings method. The principle behind the multi-period excess earnings method is that the value of an intangible is equal to the present value for the incremental after-tax cash flows attributable only to the subject intangible asset. Significant assumptions required for this method are revenue growth rates and profitability related to customers, customer attrition rates and an appropriate discount rate.

For each $50.0 million adjustment to definite lived intangible assets, assuming a weighted average useful life of approximately 10 years, amortization expense would increase or decrease by $5.0 million and $2.5 million for the year ended December 31, 2011 and the six months ended June 30, 2012, respectively.

(g) Other Other assets have been adjusted for the following:

•	A $141.0 million decrease for the settlement of various receivables due from Tyco and its affiliates.

•

An adjustment to reflect a $138.6 million increase to deferred tax assets for U.S. federal and certain foreign net operating loss carry-forwards and certain other foreign tax attributes that will be transferred to the Tyco Flow Control Business upon separation.

•

A net adjustment of $8.0 million to reflect the fees associated with Pentair refinancing its existing revolving credit facility and issuance of $900.0 million in senior notes less the expense of capitalized fees associated with the existing revolving credit facility and private placement notes being refinanced. The expense for the fees associated with the existing revolving credit facility and private placement notes being refinanced are not included in the Unaudited Pro Forma Condensed Combined Statements of Income as they are non-recurring expenses.

A summary of the adjustments is as follows:

(in millions)
Settlement of long-term receivables due from Tyco and affiliates	$(141.0)
Adjustment to deferred taxes	138.6
Fees—Pentair’s new revolving credit facility	3.5
Fees—Pentair’s new senior notes	7.5
Fees—Pentair’s existing revolving credit facility and private placement notes	(3.0)

Total	$5.6

(h) Accrued and Other Current Liabilities A $49.0 million decrease for the settlement of various liabilities due to Tyco and its affiliates.

(i) Long-Term Debt. Long-term debt has been adjusted for the following:

•	Assumed settlement of $877.0 million of the Tyco Flow Control Business’ long-term debt, which represent amounts allocated by Tyco for carve-out purposes.

•

Adjustments required to result in New Pentair net debt of $275.0 million (assumed debt of $400.0 million less assumed cash of $125.0 million) in accordance with the Separation and Distribution Agreement. The assumed debt of $400 million is based on the assumption that the Tyco Flow Control Business will have $125 million in cash and $400 million in new debt is needed to result in net indebtedness of $275 million as required by the Separation and Distribution Agreement. To the extent that the Tyco Flow Control Business has more or less than $125 million in cash and cash equivalents (up to a maximum of $225 million), the new debt amount would also increase or decrease dollar for dollar up to a maximum of $500 million. It is planned that the required $400.0 million of new debt will be raised through a senior notes issuance aggregating $900.0 million. The additional $500.0 million will be used to refinance existing Pentair private placement notes.

•

A $34 million increase in Pentair’s revolving credit facility for fees related to the refinancing of its existing revolving credit facility, issuance of $900.0 million in senior notes and a prepayment premium on private placement notes being refinanced.

A summary of the adjustments is as follows:

(in millions)
Settlement of long-term debt due to Tyco and its affiliates	$(877.0)
New debt per Separation and Distribution Agreement	400.0
Refinancing of Pentair notes—existing private placement notes	(500.0)
Refinancing of Pentair notes—new senior notes	500.0
Pentair advance on revolving credit facility	34.0

Total	$(443.0)

(j) Other Non-Current Liabilities. Other non-current liabilities have been adjusted for the following:

•

A $13.0 million increase relating to an income tax sharing payable, as defined by the 2012 Tax Sharing Agreement that the Tyco Flow Control Business will enter into with Tyco. The actual amounts that the Tyco Flow Control Business may be obligated to pay under this agreement could vary depending upon the outcome of the unresolved tax matters, which may not be resolved for several years.

•	A $48.0 million decrease for the settlement of various liabilities due to Tyco and its affiliates.

•

An adjustment to reflect a $7.5 million increase to non-current income taxes payable for certain foreign income tax liabilities that will be transferred to the Tyco Flow Control Business upon separation.

•

An adjustment to reflect a $25.0 million decrease to deferred tax liabilities for U.S. federal and certain foreign net operating loss carry-forwards that will be transferred to the Tyco Flow Control Business upon separation.

•

An adjustment to deferred tax liabilities representing the deferred income tax liability based on the U.S. federal statutory rate of 35% multiplied by the fair value adjustments made to assets acquired and liabilities assumed, excluding goodwill. For purposes of these Unaudited Pro Forma Condensed Combined Financial Statements, the U.S. federal statutory tax rate of 35% has been used. This does not reflect New Pentair’s effective tax rate, which will include other tax items such as state and foreign taxes as well as other tax charges and benefits, and does not take into account any historical or possible future tax events that may impact the combined company. The adjustment was calculated as follows:

(in millions)
Identifiable intangible assets	$1,385.0
Property, plant and equipment fair market value step-up	125.0
Inventory fair market value step-up	101.0

Total	1,611.0
Statutory tax rate	35.0%

Deferred tax liability adjustment	$563.9

A summary of the adjustments is as follows:

(in millions)
Adjustment to income taxes payable – tax sharing	$13.0
Settlement of liabilities due to Tyco and its affiliates	(48.0)
Adjustment to income taxes payable	7.5
Adjustment to deferred taxes – separation	(25.0)
Adjustment to deferred taxes – purchase accounting	563.9

Total	$511.4

(k) Shareholders’ Equity and Parent Company Investment. Shareholders’ equity and parent company investment has been adjusted for the following:

•	Elimination of Tyco Flow Control Business’ parent company investment of $3.1 billion.

•	Adjustment to reflect Merger consideration calculated as follows:

(in millions, except $ per share)
Pentair shares outstanding—diluted	101.51
Price per share of Pentair common share at July 20, 2012	$39.76

Pentair market value before Merger	$4,035.9
Pentair shareholders ownership after Merger	47.5%

Pentair market value after Merger	8,496.7
Less Pentair market value before Merger	(4,035.9)

Value of New Pentair shares issued	$4,460.8

•

A $40.0 million decrease to reflect estimated remaining transaction costs related to the Transactions. These represent estimated one-time investment banking, legal and professional fees and are not presented net of tax as they are believed to be nondeductible. Additionally, these costs are not included in the Unaudited Pro Forma Condensed Combined Statements of Income as they are non-recurring expenses.

•

In connection with Pentair refinancing $500.0 million of existing private placement notes, it will incur an estimated prepayment premium of $44.0 million, net of tax. The prepayment premium is not included in the Unaudited Pro Forma Condensed Combined Statements of Income as it is a non-recurring expense.

•

A $3.0 million decrease to reflect the expense associated with the remaining debt issuance costs for the existing revolving credit facility and private placement notes. The expense is not included in the Unaudited Pro Forma Condensed Combined Statements of Income as it is a non-recurring expense.

A summary of these adjustments is as follows:

(in millions)
Remaining transaction costs	(40.0)
Prepayment premium	(44.0)
Remaining debt issuance costs	(3.0)

Total	$(87.0)

The Unaudited Pro Forma Condensed Combined Income Statement reflects the following adjustments:

(l) Cost of Goods Sold.

•

A reclassification of $18.0 million for the year ended September 30, 2011 and $10.0 million for the six months ended March 30, 2012 of the Tyco Flow Control Business’ research and development costs from Cost of goods sold to Research and development to conform with Pentair’s financial statement presentation.

•

An increase in depreciation expense of $10.5 million for the year ended December 31, 2011 and $5.3 million for the six months ended June 30, 2012 resulting from the increase in the value of the Tyco Flow Control Business’ property, plant and equipment noted in (d) above.

•

An increase in amortization expense of $60.0 million for the year ended December 31, 2011 and $30.0 million for the six months ended June 30, 2012 resulting from the adjustment to customer backlog noted in (f) above.

(m) Selling, General and Administrative.

•

An increase in amortization expense of $81.0 million for the year ended December 31, 2011 and $35.8 million for the six months ended June 30, 2012 resulting from the adjustments to intangible assets noted in (f) above.

The following table summarizes the change in amortization expense:

(in millions)	Year ended December 31, 2011	Six months ended June 30, 2012
New amortization expense	$87.5	$43.8
Existing amortization expense	6.5	8.0

Incremental amortization expense	$81.0	$35.8

•	Elimination of $17.9 million in Pentair one-time costs related to the Transactions incurred during the six months ended June 30, 2012.

•	Elimination of $6.0 million in Tyco Flow Control Business one-time costs related to the Transactions.

A summary of the adjustments for the quarter are as follows:

(in millions)
Incremental amortization expense	$35.8
Elimination of Pentair one-time costs	(17.9)
Elimination of Tyco Flow Control one-time costs	(6.0)

Total	$11.9

(n) Interest Expense. Interest expense has been adjusted for the following:

•

To eliminate the interest expense allocated to the Tyco Flow Control Business for carve-out purposes of $51.0 million for the year ended September 30, 2011 and $26.0 million for the six months ended March 30, 2012.

•

To include an estimate for interest expense on the additional debt necessary to result in net debt of $275.0 million (assumed debt of $400.0 million less assumed cash of $125.0 million) per the Separation and Distribution Agreement and the interest rate differential on the refinancing of $500.0 million of Pentair private placement notes. The estimated interest expense was calculated as follows:

(in millions)
Additional debt—per agreements	$400.0
Refinanced debt	500.0

Total new debt	$900.0

		Year ended December 31, 2011	Six months ended June 30, 2012
(in millions)
Composition of new debt and related interest expense:
New senior notes—5 year @ 3.0% interest rate	$300.0	$9.0	$4.5
New senior notes—10 year @ 4.0% interest rate	600.0	24.0	12.0

Total new debt	$900.0	33.0	16.5

Amortization—new debt issuance costs		1.6	0.8
Amortization—old debt issuance costs		(0.9)	(0.4)
Interest expense—refinanced private placement notes @ 5.6%		(27.9)	(13.9)

Pro forma interest expense adjustment		$5.8	$3.0

The interest rates on the new senior notes will be fixed rates. The 3.0% interest rate on the $300.0 million in 5 year senior notes and the 4.0% interest rate on the $600.0 million in 10 year senior notes are based on current market rates for fixed rate senior notes.

For each one-eighth of 1% (12.5 basis points) change in the estimated interest rate associated with the $900.0 million borrowing, interest expense would increase or decrease by $1.1 million and $0.6 million for the year ended December 31, 2011 and the six months ended June 30, 2012, respectively.

(o) Provision for Income Taxes. For purposes of these Unaudited Pro Forma Condensed Combined Financial Statements, the U.S. federal statutory tax rate of 35% has been used. This does not reflect New Pentair’s effective tax rate, which will include other tax items such as state and foreign taxes as well as other tax charges and benefits, and does not take into account any historical or possible future tax events that may impact the combined company. The adjustment to the provision for income taxes is calculated as follows:

(in millions)	Year ended December 31, 2011	Six months ended June 30, 2012
Income before taxes and noncontrolling interest	$(106.5)	$(24.1)
Statutory income tax rate	35.0%	35.0%

Provision for income taxes	$(37.3)	$(8.4)

(p) Earnings Per Share. The adjustment to the pro forma combined basic and diluted earnings per share for the six months ended June 30, 2012 and the year ended December 31, 2011 to reflect the impact of the Transactions are calculated as follows:

(in millions, except $ per share)
Pentair shares outstanding before Merger	101.5
Pentair shareholders ownership after Merger	47.5%

Pro forma total shares after Merger	213.7
Less Pentair shares outstanding before Merger	(101.5)

Pro forma shares issued to New Pentair shareholders	112.2

(q) Items not included. The following are material nonrecurring charges related to the Transactions which are not included in the Unaudited Pro Forma Condensed Combined Statements of Income:

•

An estimated $101.0 million of amortization expense related to the estimated fair market value step-up of New Pentair’s finished goods inventory. The estimated fair market value step-up is considered nonrecurring as it would be amortized over the first inventory turn, which is estimated to be less than 12 months.

•	An estimated $57.5 million of one-time transaction costs related to the Transactions.

•	An estimated $19.6 million one-time charge for stock and other incentive compensation related to change-in-control provisions of the incentive awards.

•	An estimated $44.0 million one-time charge for a prepayment premium associated with refinancing $500.0 million of Pentair private placement notes.

•	A $3.0 million one-time charge for debt issuance cost related to the private placement notes being refinanced.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF NEW PENTAIR

FOLLOWING THE TRANSACTIONS

Board of Directors

The Merger Agreement provides that, as of the completion of the Merger, the board of directors of New Pentair will consist of the persons serving on the board of directors of Pentair at the time of the mailing of the Tyco Proxy Statement and up to two persons to be selected by Tyco and reasonably acceptable to Pentair. Tyco has selected only one designee to the New Pentair board of directors.

We have listed below biographical information, as of March 31, 2012, for each person who is currently expected to be a member of the board of directors of New Pentair as of the completion of the Merger.

Pentair Designees to the Board of Directors

Charles A. Haggerty, director since 1994, age 70. Mr. Haggerty is currently Chief Executive Officer of LeConte Associates, LLC, a consulting and investment firm. Mr. Haggerty joined Western Digital Corporation, a maker of hard disc drives, in 1992, where he served as Chief Operating Officer until 1993, and as Chief Executive Officer and Chairman of the board from 1993 until he retired in 2000. From 1964 to 1992, Mr. Haggerty served in various positions at International Business Machines Corporation. Mr. Haggerty is also a director of Imation Corp., Deluxe Corporation and LSI Corp, and formerly served as a director at Beckman Coulter, Inc. until 2011. Mr. Haggerty’s long record of service with Pentair as director and Lead Director, his familiarity with Pentair’s company and its various businesses, his executive management experience, extensive service as a director at other public companies, as well as his interest and expertise in corporate governance issues give him a deep understanding of the role of the board of directors that is instrumental in maintaining the functionality of the board. Mr. Haggerty has served as a member of each of Pentair’s board committees, which has given him a firm understanding of the impact on Pentair of a wide range of business situations.

Randall J. Hogan, director since 1999, age 56. Since January 1, 2001, Mr. Hogan has been Pentair’s Chief Executive Officer. Mr. Hogan became Chairman of the Pentair’s board of directors on May 1, 2002. From December 1999 through December 2000, Mr. Hogan was Pentair’s President and Chief Operating Officer. From March 1998 to December 1999, he was Executive Vice President and President of Pentair’s Electrical and Electronic Enclosures Group. From 1995 to 1997, he was President of the Carrier Transicold Division of United Technologies Corporation. From 1994 until 1995, he was Vice President and General Manager of Pratt & Whitney Industrial Turbines. From 1988 until 1994, he held various executive positions at General Electric Company. From 1981 until 1987, he was a consultant at McKinsey & Company. Mr. Hogan is also a director of Covidien plc. Mr. Hogan also served as a director of Unisys Corporation from 2004 to 2006. Mr. Hogan has significant leadership experience both with Pentair and predecessor employers demonstrating a wealth of operational management, strategic, organizational and business transformation acumen. His deep knowledge of business in general and Pentair’s businesses, strengths and opportunities in particular, as well as his experience as a director in two other complex global public companies has allowed him to make significant contributions to the Pentair board of directors.

David A. Jones, director since 2003, age 62. Mr. Jones serves as the Chair of Pentair’s International and Compensation Committees. Since 2008, Mr. Jones has been Senior Advisor to Oak Hill Capital Partners, a private equity firm. In April 2010, Mr. Jones was appointed to the board of directors of Dave & Buster’s Holdings, Inc., an owner and operator of high-volume restaurant/entertainment venues, and to the board of directors as the lead director of The Hillman Group, Inc., a distributor of fasteners, key duplication systems, engraved tags and related hardware items, both of which are privately owned by Oak Hill Capital Partners. Between 1996 and 2007, Mr. Jones was Chairman and Chief Executive Officer of Spectrum Brands, Inc. (formerly Rayovac Corporation), a global consumer products company with major businesses in batteries, lighting, shaving/grooming, personal care, lawn and garden, household insecticide and pet supply product categories. From 1996 to April 1998, he also served Rayovac as President. After Mr. Jones was no longer an executive officer of Spectrum Brands, it filed a voluntary petition for reorganization under Chapter 11 of the

United States Bankruptcy Code in March 2009 and exited from bankruptcy proceedings in August 2009. From 1995 to 1996, Mr. Jones was Chief Operating Officer, Chief Executive Officer, and Chairman of the board of directors of Thermoscan, Inc. From 1989 to 1994, he served as President and Chief Executive Officer of The Regina Company. Mr. Jones also served as a director of Simmons Bedding Company from 2000 to 2010, as a director of Spectrum Brands from 1996 to 2007, and as a director of Tyson Foods, Inc. from 1999 to 2005. Mr. Jones’ extensive management experience with both public and private companies and private equity funds, coupled with his global operational, financial and mergers and acquisitions expertise, have given the Pentair board of directors invaluable insight into a wide range of business situations. Mr. Jones has served on each of Pentair’s board committees, which has given him an understanding of the impact on Pentair of a wide range of business situations.

Leslie Abi-Karam, director since 2008, age 53. Since 2008, Ms. Abi-Karam has been the Executive Vice President and President, Mailing Solutions Management of Pitney Bowes Inc., a global mailstream technology company. Between 2002 and 2008, Ms. Abi-Karam was the Executive Vice President and President, Document Messaging Technologies (DMT) of Pitney Bowes Inc. She is also responsible for all engineering, global supply chain and direct procurement operations, supplying products and sourcing for all commodity/spend management within Pitney Bowes worldwide. Between 2000 and 2002, Ms. Abi-Karam was President, Global Mail Creation and Mail Finishing, of Pitney Bowes Inc. She has been with Pitney Bowes since 1984 and has held various roles of increasing responsibility. Ms. Abi-Karam brings to Pentair’s board of directors significant experience in the management of global technology businesses. As a current operating leader, Ms. Abi-Karam faces many of the same challenges as Pentair and provides perspective on alternative solutions to common problems.

Jerry W. Burris, director since 2007, age 48. Mr. Burris has been President and Chief Executive Officer of Associated Materials, LLC, a manufacturer of professionally installed exterior building products, since September 2011. Between 2008 and 2011, he was President, Precision Components of Barnes Group Inc. from 2006 until 2008, Mr. Burris was the President of Barnes Industrial, a global precision components business within Barnes Group. Prior to joining Barnes Group, Mr. Burris worked at General Electric Company, a multinational technology and services conglomerate, where he served as president and chief executive officer of Advanced Materials Quartz and Ceramics in 2006. From 2003 to 2006, Mr. Burris was the general manager of global services for GE Healthcare. From 2001 to 2003, he led the integration of global supply chain sourcing for the Honeywell integration and served as the general manager of global sourcing for GE Industrial Systems. Mr. Burris first joined General Electric Company in 1986 in the GE Corporate Technical Sales and Marketing Program. Mr. Burris brings to Pentair’s board of directors significant experience in management of global manufacturing operations and related processes, such as supply chain management, quality control and product development. Mr. Burris provides the Pentair board of directors with insight into operating best practices and current developments in a variety of management contexts.

Ronald L. Merriman, director since 2004, age 67. Mr. Merriman serves as the Chair of the Audit Committee. He is the retired Vice Chair of KPMG, a global accounting and consulting firm, where he served from 1967 to 1997 in various positions, including as a member of the Executive Management Committee. He also served as Executive Vice President of Ambassador International, Inc., a publicly-traded travel services business, from 1997 to 1999; Executive Vice President of Carlson Wagonlit Travel, a global travel management firm, from 1999 to 2000; Managing Director of O’Melveny & Myers LLP, a global law firm, from 2000 to 2003; and Managing Director of Merriman Partners, a management advisory firm, from 2004 to 2010. He is also a director of Aircastle Limited, Realty Income Corporation and Haemonetics Corporation. Mr. Merriman also served as a director of Cardio Dynamics International from July 2003 to July 2005 and as a director of Corautus Genetics Inc. from April 2004 to May 2005. Mr. Merriman’s extensive accounting and financial background has strengthened Pentair’s Audit Committee and its processes over the past six years. In addition, his global experience and contributions to Pentair’s International Committee have assisted Pentair in its expansion into overseas markets.

T. Michael Glenn, director since 2007, age 56. Since 1998, Mr. Glenn has been the Executive Vice President—Market Development and Corporate Communications of FedEx Corporation, a global provider of supply chain, transportation, business and related information services. From 1994 to 1998, Mr. Glenn was Senior Vice President—Marketing and Corporate Communications of FedEx Express. Mr. Glenn is also a director of Renasant Corporation, and was formerly a director of Deluxe Corporation from 2004 to 2006. Mr. Glenn brings extensive strategic, marketing and communications experience to Pentair’s board of directors from his service as one of the top leaders at FedEx Corporation. He has been an active participant in the development of Pentair’s strategic plans, and a strong proponent for strengthening Pentair’s branding and marketing initiatives.

David H. Y. Ho, director since 2007, age 52. Mr. Ho has been a private investor since he retired in 2008, but has significant executive experience with global technology companies. From 2007 to 2008, he served as the Chairman of the Greater China Region for Nokia Siemens Network, a joint venture between Finland-based Nokia Corporation, a multinational telecommunications company, and Germany-based Siemens AG. Prior thereto, Mr. Ho held numerous executive positions with Nokia subsidiaries, including Nokia China Investment Limited, the Chinese operating subsidiary of Nokia Corporation, where he served as President between 2004 and 2007 and Senior Vice President, Networks—Greater China, between 2001 and 2004. Between 1983 and 2001, Mr. Ho held various senior positions with Nortel Networks and Motorola Inc. in Canada and China. Mr. Ho is also a director of Owens-Illinois Inc. (since 2008), Triquint Semiconductor (since 2010), and Dong Fang Electric Corporation, a Chinese State Owned Enterprise (since 2009), and was a director of 3Com Corporation from December 2008 through April 2010. In addition to corporate governance training received as a result of his various directorships, Mr. Ho’s extensive experience in global markets, especially in China, has contributed greatly as Pentair has expanded its presence throughout the world, particularly in the Asia-Pacific region. In addition, he brings to Pentair’s board of directors significant management expertise in operations, mergers, acquisitions and joint ventures in the area.

Glynis A. Bryan, director since 2003, age 53. Ms. Bryan serves as the Chair of Pentair’s Governance Committee. Since 2007, Ms. Bryan has been the Chief Financial Officer of Insight Enterprises, Inc., a leading provider of information technology products and solutions to clients in North America, Europe, the Middle East and the Asia-Pacific region. Between 2005 and 2007, Ms. Bryan was the Executive Vice President and Chief Financial Officer of Swift Transportation Co., a holding company which operates the largest fleet of truckload carrier equipment in the United States. Between 2001 and 2005, Ms. Bryan was the Chief Financial Officer of APL Logistics, the supply-chain management arm of Singapore-based NOL Group, a logistics and global transportation business. Prior to joining APL, Ms. Bryan spent 16 years with Ryder System, Inc., a truck leasing company, where she held a series of progressively responsible positions in finance. In her last assignment, Ms. Bryan was Senior Vice President of Ryder Capital Services, where she led the development of the firm’s capital services business. In 1999 and 2000, Ms. Bryan served as Senior Vice President and Chief Financial Officer of Ryder Transportation Services. Ms. Bryan has extensive global financial and accounting experience in a variety of business operations, especially in logistics services. Ms. Bryan originally served on the Audit Committee of the Pentair’s board of directors for five years, and was selected in 2009 by the board of directors to serve as the Chair of the Governance Committee. Her familiarity with all aspects of board of directors’ responsibilities at Pentair will be critical in the future as governance and risk management processes continue to develop.

William T. Monahan, director since 2001, age 64. Mr. Monahan serves as Pentair’s Lead Director. In 2006, Mr. Monahan served as a director and the Interim Chief Executive Officer of Novelis, Inc., a global leader in aluminum rolled products and aluminum can recycling. From 1995 to 2004, Mr. Monahan was Chairman of the board of directors and Chief Executive Officer of Imation Corp., a manufacturer of magnetic and optical data storage media. Mr. Monahan is also a director of Hutchinson Technology, Inc., The Mosaic Company and Solutia Inc. and was a director of Novelis, Inc. from 2005 to 2007. Mr. Monahan brings to Pentair’s board of directors a wealth of global operational and management experience, as well as a deep understanding of Pentair’s businesses gained as a member of Pentair’s board of directors for ten years. Mr. Monahan has extensive service as a board member and chief executive officer at companies in a number of different industries; his broad international perspective on business operations has been instrumental as Pentair becomes more global.

Tyco Designees to the Board of Directors

Tyco has identified Carol Anthony Davidson as its designee to the New Pentair board of directors.

Carol Anthony (John) Davidson, age 56. Since January 2004, Mr. Davidson has been senior vice president, controller and chief accounting officer of Tyco, a provider of diversified industrial products and services. Between November 1997 to January 2004, Mr. Davidson held a variety of leadership roles at Dell Inc., a computer and technology services company, including the positions of vice president, audit, risk and compliance, and vice president, corporate controller. From April 1981 to November 1997, Mr. Davidson held a variety of accounting and financial leadership roles at Eastman Kodak Company, a provider of imaging technology products and services. Since December 2010, Mr. Davidson has also been a director of DaVita, Inc., a provider of kidney dialysis services. Mr. Davidson is a member of the Board of Trustees of the Financial Accounting Foundation which oversees financial accounting and reporting standards setting processes for the United States, including oversight of the Financial Accounting Standards Board (FASB). Mr. Davidson is a CPA with more than 30 years of leadership experience across multiple industries and brings a strong track record of building and leading global teams and implementing governance and controls processes.

Executive Officers

After the Transactions, New Pentair’s senior management will consist entirely of senior executives of Pentair. The following table sets forth certain information as of March 31, 2012 concerning New Pentair’s executive officers, including a five-year employment history and any directorships held in public companies, following the Transactions.

Name	Age	Position with New Pentair
Randall J. Hogan	56	Chief Executive Officer
Michael V. Schrock	59	President and Chief Operating Officer
John L. Stauch	47	Executive Vice President and Chief Financial Officer
Frederick S. Koury	51	Senior Vice President, Human Resources
Angela D. Lageson	43	Senior Vice President, General Counsel
Michael G. Meyer	53	Vice President of Treasury and Tax
Mark C. Borin	45	Corporate Controller and Chief Accounting Officer

Randall J. Hogan—Mr. Hogan will serve as New Pentair’s Chief Executive Officer and is expected to be the Chairman of the board of directors of New Pentair. Mr. Hogan currently serves as the Chief Executive Officer of Pentair and Chairman of Pentair’s board of directors, positions he has held since January 2001 and May 1, 2002, respectively. From December 1999 to December 2000, Mr. Hogan was President and Chief Operating Officer of Pentair and from March 1998 to December 1999 he served as Executive Vice President and President of Pentair’s Electrical and Electronic Enclosures Group. Prior to joining Pentair, Mr. Hogan was President of United Technologies Carrier Transicold from 1995 to 1997; Vice President and General Manager of Pratt & Whitney Industrial Turbines from 1994 to 1995; he held various executive positions at General Electric from 1988 to 1994; and was a consultant for McKinsey & Company from 1981 to 1987.

Michael V. Schrock—Mr. Schrock will serve as New Pentair’s President and Chief Operating Officer. Mr. Schrock currently serves as President and Chief Operating Officer of Pentair, a position he has held since September 2006. Mr. Schrock also served as President and Chief Operating Officer of Filtration and Technical Products from October 2005 to September 2006; President and Chief Operating Officer of Enclosures, from October 2001 to September 2005; President, Pentair Water Technologies—Americas from January 2001 to October 2001; President, Pentair Pump and Pool Group, from August 2000 to January 2001; President, Pentair Pump Group from January 1999 to August 2000; and Vice President and General Manager, Aurora, Fairbanks Morse and Pentair Pump Group International from March 1998 to December 1998. Prior to joining Pentair, Mr. Schrock served as Divisional Vice President and General Manager of Honeywell Inc. from 1994 to 1998.

John L. Stauch—Mr. Stauch will serve as New Pentair’s Executive Vice President and Chief Financial Officer. Mr. Stauch currently serves as Executive Vice President and Chief Financial Officer of Pentair, a position he has held since February 2007. Prior to joining Pentair, Mr. Stauch served as Chief Financial Officer of the Automation and Control Systems unit of Honeywell International Inc. from July 2005 to February 2007; Vice President, Finance and Chief Financial Officer of the Sensing and Controls unit of Honeywell International Inc. from January 2004 to July 2005; Vice President, Finance and Chief Financial Officer of the Automation & Control Products unit of Honeywell International Inc. from July 2002 to January 2004; Chief Financial Officer and IT Director of PerkinElmer Optoelectronics, a unit of PerkinElmer, Inc. from April 2000 to April 2002; and held various executive, investor relations and managerial finance positions with Honeywell International Inc. and its predecessor AlliedSignal Inc. from 1994 to 2000.

Frederick S. Koury—Mr. Koury will serve as New Pentair’s Senior Vice President, Human Resources. Mr. Koury currently serves as Senior Vice President, Human Resources of Pentair, a position he has held since August 2003. Prior to joining Pentair, Mr. Koury served as Vice President of Human Resources at Limited Brands from September 2000 to August 2003 and held various executive positions at PepsiCo, Inc. from June 1985 to September 2000.

Angela D. Lageson—Ms. Lageson will serve as New Pentair’s Senior Vice President, General Counsel and Secretary. Ms. Lageson currently serves as Senior Vice President, General Counsel and Secretary of Pentair, a position she has held since February 2010. From November 2002 to February 2010, Ms. Lageson served as Assistant General Counsel of Pentair. Prior to joining Pentair, Ms. Lageson was a Shareholder and Officer of the law firm of Henson & Efron, P.A. from January 2000 to 2002 and was an Associate Attorney in the law firm of Henson & Efron, P.A. from October 1996 to January 2000 and in the law firm of Felhaber Larson Fenlon & Vogt, P.A. from 1992 to 1996.

Michael G. Meyer—Mr. Meyer will serve as New Pentair’s Vice President of Treasury and Tax. Mr. Meyer currently serves as Vice President of Treasury and Tax for Pentair, a position he has held since April 2004. At Pentair, Mr. Meyer also served as Treasurer from January 2002 to March 2004 and Assistant Treasurer from September 1994 to December 2001. Prior to joining Pentair, Mr. Meyer held various executive positions with Federal-Hoffman, Inc. (a former subsidiary of Pentair) from August 1985 to August 1994.

Mark C. Borin—Mr. Borin will serve as New Pentair’s Corporate Controller and Chief Accounting Officer. Mr. Borin currently serves as Corporate Controller and Chief Accounting Officer of Pentair, a position he has held since March 2008. Prior to joining Pentair, Mr. Borin was a Partner in the audit practice of the public accounting firm KPMG LLP from June 2000 to March 2008 and held various positions in the audit practice of KPMG LLP from September 1989 to June 2000.

Director Independence

All of the directors of New Pentair, other than Mr. Hogan, are expected to be independent, non-employee directors who meet the criteria for independence required by the NYSE. New Pentair expects that its board of directors will determine that all of New Pentair’s non-employee directors satisfy the NYSE standards to qualify as independent directors as well as any additional independence standards established by the board of directors.

Committees of the New Pentair Board of Directors

Effective upon the completion of the Spin-off, the New Pentair board of directors will have the following committees, each of which will operate under a written charter that will be posted to the New Pentair website prior to the Spin-off.

Audit and Finance Committee

The Audit and Finance Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The Audit and Finance Committee will, among other things:

•	oversee the quality and integrity of New Pentair’s financial statements, accounting practices and financial information New Pentair provides to the SEC or the public;

•

select New Pentair’s independent auditors, including the registered public accounting firm for purposes of U.S. securities law reporting, such selection to be presented by New Pentair’s board of directors to New Pentair’s shareholders for their confirmation at New Pentair’s annual meeting;

•	pre-approve all services to be provided to New Pentair by its auditors;

•

confer with New Pentair’s independent auditors to review the plan and scope of their proposed financial audits and quarterly reviews, as well as their findings and recommendations upon the completion of the audits and such quarterly reviews;

•	review the independence of the auditors;

•	oversee New Pentair’s internal audit function;

•	meet with the auditors, New Pentair’s appropriate financial personnel and internal financial controllers regarding New Pentair’s internal controls, critical accounting policies and other matters;

•	oversee all of New Pentair’s compliance, internal controls and risk management policies; and

•	oversee New Pentair’s financing statements, investment policies and financial condition.

The Audit and Finance Committee will be comprised of members such that it meets the independence requirements set forth in the listing standards of the NYSE and in accordance with the Audit and Finance Committee charter. Each of the members of the Audit and Finance Committee will be financially literate and have accounting or related financial management expertise as such terms are interpreted by the board of directors in its business judgment. None of New Pentair’s Audit and Finance Committee members will simultaneously serve on more than two other public company audit committees unless the board of directors specifically determines that it would not impair the ability of an existing or prospective member to serve effectively on the Audit and Finance Committee. The initial members of the Audit and Finance Committee will be determined prior to the Transactions.

Compensation Committee

The Compensation Committee will, among other things, be responsible for:

•	setting and reviewing New Pentair’s executive compensation philosophy and principles;

•

proposing to New Pentair’s board of directors the compensation (including salary, bonus, equity-based grants and any other long-term cash compensation) of New Pentair’s Chief Executive Officer and other executive officers;

•

overseeing New Pentair’s disclosure regarding executive compensation, including approving the report to be included in New Pentair’s annual proxy statement on Schedule 14A and included or incorporated by reference in New Pentair’s annual report on Form 10-K; and

•	recommending to New Pentair’s board of directors the approval of any employment agreements for New Pentair’s Chief Executive Officer and other executive officers.

The Compensation Committee will be comprised of members such that it meets the independence requirements set forth in the listing standards of the NYSE and in accordance with the Compensation Committee charter. The members of the Compensation Committee will be “non-employee directors” (within the meaning of

Rule 16b-3 of the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The initial members of the Compensation Committee will be determined prior to the Transactions.

Governance Committee

The Governance Committee will, among other things, be responsible for:

•	developing and recommending to New Pentair’s board of directors New Pentair’s corporate governance principles and otherwise taking a leadership role in shaping New Pentair’s corporate governance;

•

reviewing, evaluating the adequacy of and recommending to New Pentair’s board of directors amendments to New Pentair’s by-laws, certificate of incorporation, committee charters and other governance policies;

•	reviewing and making recommendations to New Pentair’s board of directors regarding the purpose, structure and operations of the various board committees;

•	identifying, reviewing and recommending to the board of directors individuals for election to the board of directors;

•	overseeing the Chief Executive Officer succession planning process, including an emergency succession plan;

•	reviewing the compensation for non-employee directors and making recommendations to the board of directors;

•	overseeing the board of directors’ annual self-evaluation; and

•

overseeing and monitoring general governance matters including communications with shareholders, regulatory developments relating to corporate governance and New Pentair’s corporate social responsibility activities.

The Governance Committee will be comprised of members such that it meets the independence requirements set forth in the listing standards of the NYSE and in accordance with the Governance Committee charter. The initial members of the Governance Committee will be determined prior to the Transactions.

Codes of Conduct

Prior to the completion of the Spin-off, New Pentair intends to adopt a written code of ethics for executive officers and senior financial officers that is designed to deter wrongdoing and to promote, among other things:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that New Pentair will file with the SEC and other regulators and in other public communications;

•	compliance with applicable laws, rules and regulations, including insider trading compliance; and

•	accountability for adherence to the code and prompt internal reporting of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

A copy of the New Pentair code of ethics will be posted on New Pentair’s website immediately prior to the Distribution.

Director Nomination Process

The initial board of directors of New Pentair will be selected through a process involving New Pentair, Tyco and Pentair.

New Pentair intends to adopt corporate governance policies that will contain information concerning the responsibilities of the Governance Committee with respect to identifying and evaluating future director candidates.

In accordance with these governance policies, the Governance Committee will seek to create a board of directors that as a whole is strong in its collective knowledge and has a diversity of skills and experience with respect to vision and strategy, management and leadership, business operations, business judgment, crisis management, risk assessment, industry knowledge, accounting and finance, corporate governance and global markets. These governance policies will provide that the Governance Committee will evaluate director candidates in light of a number of criteria with directors chosen with a view to bringing to the board of directors a variety of backgrounds and experiences and establishing a core of business advisers with financial and management expertise. The Governance Committee will also consider candidates who have substantial experience outside the business community, such as in the public, academic or scientific communities. These governance policies will emphasize New Pentair’s commitment to diversity at the board of director level—diversity not only of sex, sexual orientation, race, religion or national origin, but also diversity of experience, expertise and training.

General criteria for the nomination of director candidates will include that directors should:

•	possess the highest character and integrity and have an inquiring mind, vision and the ability to work well with others;

•	be free of any conflict of interest which would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director;

•

possess substantial and significant experience which would be of particular importance to New Pentair in the performance of the duties of a director and would increase the diversity of experience, expertise and training of the board of directors taken as a whole;

•	have sufficient time available to devote to New Pentair’s affairs in order to carry out the responsibilities of a director; and

•

be committed to enhancing long-term shareholder value and be willing and able to represent the balanced, best interests of the shareholders as a whole rather than the interests of a special interest group or constituency.

Communications with Non-Management Members of the Board of Directors

Generally, it will be the responsibility of management to speak for New Pentair in communications with outside parties, but New Pentair intends to set forth, in its corporate governance policies, certain processes by which shareholders and other interested third parties may communicate with non-management members of the board of directors.

Compensation of Executive Officers of New Pentair After the Merger

New Pentair did not have any employees during the period ended December 31, 2011 and accordingly has not included any compensation and other benefits information with respect to that period. Accordingly, New Pentair has not included information regarding compensation and other benefits paid to those executives by Tyco or New Pentair, as the case may be, during 2011 or prior years.

Information concerning the historical compensation paid by Pentair to its executive officers, all of whom are expected to be the executive officers of New Pentair, is described in “Executive Compensation” in Pentair’s proxy statement for its 2012 annual meeting of shareholders filed with the SEC on March 9, 2012, which is incorporated by reference in this proxy statement/prospectus. See “Where You Can Find Additional Information.”

Following the Merger, the New Pentair Compensation Committee will oversee and determine the compensation of the Chief Executive Officer and other executive officers of New Pentair and evaluate and determine the appropriate executive compensation philosophy and objectives for New Pentair. The Compensation Committee will evaluate and determine the appropriate design of the New Pentair executive compensation program and the appropriate process for establishing executive compensation. With respect to base salaries, annual incentive compensation and long-term incentive awards (or their equivalents), it is expected that the New Pentair Compensation Committee will develop programs reflecting appropriate measures, goals, targets and business objectives based on New Pentair’s competitive marketplace. The New Pentair Compensation Committee will determine the appropriate benefits, perquisites and severance arrangements, if any, that it will make available to executive officers. It is expected that the New Pentair Compensation Committee will retain a compensation consultant with respect to these executive compensation evaluations and determinations.

The New Pentair Compensation Committee is expected to review its compensation policies with respect to the executive officers of New Pentair after the Merger, but has not yet made any determinations with respect to the compensation of those executive officers following the Merger. However, the Pentair Compensation Committee has approved certain grants of restricted stock units to the executive officers of New Pentair that are expected to vest following the Merger. See “The Transactions—Interests of Certain Persons in the Merger—Interests of Pentair Directors and Executive Officers in the Merger—Additional Equity Grants.” Although New Pentair’s future executive officer compensation practices are expected to be based on Pentair’s historical executive officer compensation practices, the New Pentair Compensation Committee will review the impact of the Merger on executive officer compensation practices and may make adjustments that it believes are appropriate in structuring New Pentair’s future executive officer compensation arrangements.

Compensation of Directors of New Pentair After the Merger

Information concerning the historical compensation paid by Pentair to its non-employee directors, all of whom are expected to be non-employee directors of New Pentair, is described in “Director Compensation” in Pentair’s proxy statement for its 2012 annual meeting of shareholders filed with the SEC on March 9, 2012, which is incorporated by reference in this proxy statement/prospectus. See “Where You Can Find Additional Information.”

Following the Merger, director compensation will be determined by New Pentair’s Governance Committee. The New Pentair Governance Committee is expected to review its compensation policies with respect to directors after the Merger, but has not yet made any determinations with respect to the compensation of directors following the Merger. Although New Pentair’s future director compensation practices are expected to be based on Pentair’s historical director compensation practices, New Pentair’s Governance Committee will review the impact of the Merger on director compensation practices and may make adjustments that it believes are appropriate in structuring New Pentair’s future director compensation arrangements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,

DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this proxy statement/prospectus, all New Pentair common shares were owned beneficially by Tyco.

The following table contains information concerning the beneficial ownership of Pentair common shares as of March 31, 2012 by each Pentair director, by each Pentair executive officer and by all Pentair directors and executive officers as a group. Based on filings with the SEC, the following table also contains information concerning each person who Pentair knows to beneficially own more than 5% of Pentair’s common shares as of December 31, 2011.

Name	Common Shares(1)	Share Units(2)	Right to Acquire within 60 days(3)		Restricted Stock(4)	ESOP Stock(5)	Total	Percent of Class(6)
Leslie Abi-Karam	1,307	3,182	26,974		—	—	31,463
Glynis A. Bryan	1,350	13,721	82,707		—	—	97,778
Jerry W. Burris	—	7,595	42,707		—	—	50,302
T. Michael Glenn	2,000	7,831	42,707		—	—	52,538
Charles A. Haggerty	90,155	79,188	62,335		—	—	231,678
David H. Y. Ho	—	14,380	42,707		—	—	57,087
Randall J. Hogan	507,091	16,039	2,147,389	(7)	—	1,675	2,672,194	2.70%
David A. Jones	5,800	29,329	82,707		—	—	117,836
Frederick S. Koury	38,169	—	286,396		—	619	325,184
Angela D. Lageson	3,667	—	59,741		—	906	64,314
Ronald L. Merriman	11,762	2,412	72,707		—	—	86,881
William T. Monahan	22,297	21,064	82,707		—	—	129,068
Michael V. Schrock	141,290	11,632	737,599	(8)	—	1,675	892,196
John L. Stauch	27,856	9,052	438,776		—	395	476,079
Directors and executive officers as a group and (16 persons)	890,922	215,425	4,376,815		2,270	16,126	5,501,558	5.56%
BlackRock, Inc.(9)	5,857,319						5,857,319	5.92%
Franklin Resources, Inc. Charles B. Johnson Rupert H. Johnson, Jr. Franklin Advisory Services, LLC(10)	5,006,896						5,006,896	5.06%
State Street Corporation(11)	5,309,875						5,309,875	5.37%
Wellington Management Company, LLP(12)	4,958,137						4,958,137	5.01%

(1)	Unless otherwise noted, all shares are held either directly or indirectly by individuals possessing sole voting and investment power with respect to such shares. Beneficial ownership of an immaterial number of shares held by spouses or trusts has been disclaimed in some instances. Amounts listed do not include 500,000 shares held by the Pentair, Inc. Master Trust for various pension plans sponsored by Pentair or by its subsidiaries. The Trust Investment Committee of such Master Trust included Randall J. Hogan, John L. Stauch, Frederick S. Koury and Michael G. Meyer. Although these individuals could be deemed under applicable SEC rules to “beneficially own” all of the shares held by these pension plans because of their shared voting and investment power with respect to those shares, they disclaim beneficial ownership of such shares.
(2)	Represents for non-employee directors share units held under Pentair’s Compensation Plan for Non-Employee Directors. No director has voting or investment power related to these share units.

Represents for executive officers restricted stock units, receipt of which was deferred by the executive officer under the company’s Non-Qualified Deferred Compensation Plan and over which the executive officers have no voting or investment power.
(3)	Represents stock options exercisable within 60 days from March 31, 2012.
(4)	Represents restricted shares issued pursuant to incentive plans as to which the beneficial owner has sole voting power but no investment power.
(5)	Represents shares owned as a participant in the Pentair Employee Stock Ownership Plan. As of March 31, 2012, Fidelity Management Trust Company (“Fidelity”), the Trustee of the Pentair Employee Stock Ownership Plan, held 2,502,161 Pentair common shares (2.53%). Fidelity disclaims beneficial ownership of all shares. The Pentair Employee Stock Ownership Plan participants have the right to direct the Trustee to vote their shares, although participants have no investment power over such shares. The Trustee, except as otherwise required by law, votes the shares for which it has received no direction from participants, in the same proportion on each issue as it votes those shares for which it has received voting directions from participants.
(6)	Less than 1% unless otherwise indicated.
(7)	Mr. Hogan has entered into a prearranged stock trading plan in accordance with SEC Rule 10b5-1 to exercise stock options and effect a same day sale of the underlying Pentair common shares. The general purpose of the plan is to exercise stock options that will expire on January 2, 2013. The plan expires December 31, 2012 and provides for the sale of 115,624 Pentair common shares.
(8)	Mr. Schrock has entered into a prearranged stock trading plan in accordance with SEC Rule 10b5-1 to exercise stock options and effect a same day sale of the underlying Pentair common shares. The general purpose of the plan is to exercise stock options that will expire on January 2, 2013 and January 2, 2014, respectively. The plan will terminate by April 30, 2013 and provides for the sale of 97,355 Pentair common shares.
(9)	Information derived from a Schedule 13G filed with the SEC on February 13, 2012. The address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022. As of December 31, 2011, BlackRock, Inc. had sole voting power over 5,857,319 Pentair common shares, sole dispositive power over 5,857,319 Pentair common shares and beneficial ownership of 5,857,319 Pentair common shares.
(10)	Information derived from a Schedule 13G filed with the SEC on February 9, 2012 by each of the listed persons. The address of Franklin Resources, Inc. is One Franklin Parkway, San Mateo, CA 94403. Franklin Resources indicated in the filing that, as of December 31, 2011, Franklin Advisory Services, LLC had sole voting power over 4,963,516 Pentair common shares and sole dispositive power over 5,006,896 Pentair common shares, and that each of the listed persons had beneficial ownership of 5,006,896 Pentair common shares. Each of the listed persons disclaims beneficial ownership of all shares.
(11)	Information derived from a Schedule 13G filed with the SEC on February 9, 2012. The address of State Street Corporation is State Street Financial Center, One Lincoln Street, Boston, MA 02111. As of December 31, 2011, State Street Corporation had shared voting power over 5,309,875 Pentair common shares, shared dispositive power over 5,309,875 Pentair common shares and beneficial ownership of 5,309,875 Pentair common shares.
(12)	Information derived from a Schedule 13G filed with the SEC on February 14, 2012. The address of Wellington Management Company, LLP, is 280 Congress Street, Boston, MA 02210. As of December 31, 2011, State Street Corporation had shared voting power over 1,485,481 Pentair common shares, shared dispositive power over 4,958,137 Pentair common shares and beneficial ownership of 4,958,137 Pentair common shares.

DESCRIPTION OF NEW PENTAIR CAPITAL STOCK

The following is a summary of the material terms of the share capital of New Pentair and certain provisions of the proposed articles of association and organizational regulations. This summary does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of the Swiss Code of Obligations and to the proposed articles of association and organizational regulations attached to this proxy statement/prospectus as Annex F and Annex G, respectively, and incorporated herein by reference. Shareholders of Pentair are encouraged to read both documents. The proposed articles of association and organizational regulations have been included to provide Pentair’s shareholders with information regarding their terms. The proposed articles of association and organizational regulations are not intended to provide any other factual information about Pentair, Tyco, New Pentair and their affiliates following completion of the Merger. Other information about Pentair, Tyco, New Pentair and their affiliates can be found elsewhere in this proxy statement/prospectus. New Pentair’s articles of association and organizational regulations have been prepared to provide, to the extent permitted by Swiss law and consistent with customary Swiss practice, an allocation of rights and powers between the shareholders and the board of directors of New Pentair that is comparable to that currently existing under Pentair’s organizational documents and Minnesota law.

Capital Structure

Issued Share Capital

New Pentair will have one class of share capital consisting of registered shares and will have issued approximately 214 million registered shares with a nominal value per share of CHF 0.50, of which approximately 4 million will be treasury shares. Excluding these treasury shares, approximately 47.5% of New Pentair’s shares will be held by former Pentair shareholders and approximately 52.5% of New Pentair’s shares will be held by Tyco shareholders.

New Pentair’s shares will rank pari passu with each other in all respects, including with respect to entitlements to dividends, liquidation proceeds and preemptive rights.

Authorized Share Capital

New Pentair’s board of directors will be authorized, without additional shareholder approval, to increase New Pentair’s share capital at any time on or before the second anniversary of the Effective Time, through issuance of new shares in one or several steps, by a maximum amount of 50% of the share capital registered in the commercial register. During each two-year period subsequent to such second anniversary, authorized share capital will be available to New Pentair’s board of directors for issuance of additional registered shares only to the extent that shareholders have reauthorized such share capital at a general meeting of shareholders.

New Pentair’s board of directors will determine the time of the issuance, the issue price, the manner in which the new registered shares have to be paid, the date from which the new registered shares carry the right to dividends and, subject to the provisions of New Pentair’s articles of association, the conditions for the exercise of preemptive rights and the allotment of preemptive rights that have not been exercised. New Pentair’s board of directors may allow preemptive rights that are not exercised to expire, or it may place such rights or registered shares, the preemptive rights of which have not been exercised, at market conditions or use them otherwise in the interest of New Pentair.

In an authorized capital increase, New Pentair’s shareholders will have preemptive rights to obtain newly issued registered shares in an amount proportional to the par value of the registered shares they already hold. New Pentair’s board of directors, however, may withdraw or limit these preemptive rights in certain circumstances as set forth in New Pentair’s articles of association. For further details on these circumstances, see “—Preemptive Rights and Advance Subscription Rights.”

Conditional Share Capital

The board of directors from time to time may authorize New Pentair to issue bonds (including convertible bonds and bonds with options), notes, options, warrants or other securities in each case that represent a right to exchange, convert or exercise the security for New Pentair shares (collectively, “Rights”). New Pentair’s articles of association permit the issuance of shares in connection with the exercise of such Rights without obtaining additional shareholder approval, up to a maximum aggregate amount of 50% of the share capital registered in the commercial register. A specific number of shares, which are referred to collectively as “Conditional Share Capital,” will be allotted in the articles to two categories: (a) shares issued through the exercise of Rights granted to third parties or shareholders in connection with bonds, notes, options, warrants and other similar securities issued by New Pentair or one of its subsidiaries in national or international capital markets or pursuant to contractual obligations of New Pentair, its subsidiaries or any of their respective predecessors and (b) shares issued through the exercise of options and other similar Rights granted to members of the board of directors, members of the executive management, employees, contractors, consultants or other persons providing services to New Pentair or any of New Pentair’s subsidiaries or affiliates.

Other Classes or Series of Shares

New shares with increased voting rights may not be issued without a shareholder resolution passed by at least two-thirds of the shares represented at the general meeting of shareholders.

Preemptive Rights and Advance Subscription Rights

Under the Swiss Code of Obligations (the “Swiss Code”), other than in the instances covered above under “—Authorized Share Capital,” and “—Conditional Share Capital,” the prior approval of a general meeting of shareholders is required to authorize the issuance of registered shares. Shareholders generally will have preemptive rights in relation to such registered shares in proportion to the respective par values of their holdings. In addition, shareholders generally have advance subscription rights in relation to conversion, option, exchange, warrant or similar rights for the subscription of shares in connection with convertible bonds, notes, options, warrants or other similar securities convertible or exercisable for shares in proportion to the respective par values of their holdings.

Shareholders with the affirmative vote of at least two-thirds of the shares represented at the general meeting of shareholders may withdraw or limit preemptive rights for valid reasons, such as a merger or an acquisition, or for any of the reasons authorizing New Pentair’s board of directors to withdraw or limit preemptive rights of shareholders in the context of an authorized capital increase as described below. Shareholders also may withdraw or limit advance subscription rights for similar valid reasons, including for financing or refinancing purposes or for any of the reasons authorizing New Pentair’s board of directors to withdraw or limit advance subscription rights of shareholders in the context of a conditional capital increase as described below.

To the extent that the general meeting of shareholders has approved the creation of authorized or conditional capital, New Pentair’s articles of association authorize the board of directors to withdraw or limit preemptive and advance subscription rights for valid reasons to New Pentair’s board of directors in the circumstances described below under “—Limitation of Rights with Respect to Authorized Share Capital” and “—Limitation of Rights with Respect to Conditional Share Capital.”

Limitation of Rights with Respect to Authorized Share Capital

When issuing registered shares from authorized capital, New Pentair’s board of directors may withdraw or limit preemptive rights:

•	if the issue price of the new registered shares is determined by reference to the market price; or

•

for the acquisition of an enterprise, part(s) of an enterprise or participations, or for the financing or refinancing of any such transactions, or for the financing of new investment plans of New Pentair; or

•

for purposes of broadening the shareholder constituency of New Pentair in certain financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of new shares on domestic or foreign stock exchanges; or

•

for purposes of granting an over-allotment option (including options with respect to any security convertible into shares, such as convertible debt securities or otherwise) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

•

for the participation of members of the board of directors, members of the executive management, employees, contractors, consultants or other persons performing services for the benefit of New Pentair or any of its subsidiaries or affiliates; or

•

(i) following a person becoming, and for so long as to the knowledge of the board of directors such person remains, a beneficial owner (as defined in the articles of association) of shares in excess of 10% of the share capital registered in the commercial register without having submitted to the other shareholders a takeover offer that is recommended by the board of directors, or (ii) for the defense of an actual, threatened or potential unsolicited takeover bid, in relation to which the board of directors, upon consultation with an independent financial adviser retained by it, has not recommended to the shareholders acceptance on the basis that the board of directors has not found the takeover bid to be fair to the shareholders.

Limitation of Rights with Respect to Conditional Share Capital

Conditional Share Capital for Financing Purposes

In connection with the issuance of bonds, notes, warrants or other financial instruments or contractual obligations convertible into or exercisable or exchangeable for New Pentair shares, the preemptive rights of shareholders are excluded and New Pentair’s board of directors may restrict or exclude advance subscription rights (i) if the issuance is for purposes of financing or refinancing the acquisition of a company or business, part of a business, or a new investment by New Pentair or its subsidiaries (in equity or otherwise), (ii) if the issuance occurs in the national or international capital markets or through a private placement or (iii) (x) following a person becoming, and for so long as to the knowledge of the board of directors such person remains, a beneficial owner (as defined in the articles of association) of shares in excess of 10% of the share capital registered in the commercial register without having submitted to the other shareholders a takeover offer that is recommended by the board of directors, or (y) for the defense of an actual, threatened or potential takeover bid, in relation to which the Board of Directors, upon consultation with an independent financial advisor has not recommended to the shareholders acceptance on the basis that the board of directors has not found the takeover bid to be fair to the shareholders.

If the advance subscription rights are restricted or excluded:

•	the respective financial instruments must be placed or entered into at market conditions;

•	the instruments or obligations may be converted, exercised or exchanged during a maximum period of 30 years; and

•

the conversion, exchange or exercise price, if any, for the instrument or obligation must be set with reference to the market conditions prevailing at the date on which the instrument or obligation is issued or entered into.

Conditional Share Capital for Employee Participation Purpose. The preemptive rights and the advance subscription rights of shareholders are excluded with respect to shares issued from New Pentair’s conditional share capital to directors, employees, contractors, consultants or other persons providing services to New Pentair or any of its subsidiaries.

Dividends

Under Swiss law, dividends may be paid out only if the corporation has sufficient distributable profits from the previous fiscal year, or the corporation has distributable reserves, each as evidenced by the audited annual parent company statutory balance sheet. Distributable reserves are generally booked either as “free reserves” or as “contributed surplus” (contributions received from shareholders) in the “reserve from capital contributions” (Gesetzliche Reserve aus Kapitaleinlagen). Any distribution of dividends must be approved by an absolute majority of the shares represented in person or by proxy at a general meeting of shareholders. Although New Pentair’s board of directors may propose a dividend distribution to New Pentair’s shareholders, no dividend can be paid out without a shareholder resolution approving it. Payments out of registered share capital—the aggregate par value of a company’s registered shares—must be made by way of a capital reduction. See “—Reduction of Share Capital.”

Under the Swiss Code New Pentair’s net assets must be greater than the sum of its nominal share capital, the “general reserve” (20% of New Pentair’s nominal share capital) and the reserve for treasury shares before any distribution may be made. Under current practice, any excess amount of net assets is generally available for distribution to the shareholders. If such distribution is made out of “contributed surplus,” no Swiss Withholding tax will apply. Swiss corporations generally must maintain a separate parent company “statutory” balance sheet in Swiss francs for the purpose of determining the amounts available for the return of capital to shareholders, or a distribution of dividends. A special audit report must confirm that a dividend proposal made to shareholders conforms with the requirements of the Swiss Code and New Pentair’s articles of association.

New Pentair intends to declare any dividend in U.S. dollars subject to a cap defined in Swiss francs. The deduction from New Pentair’s reserve, which is required to be made in Swiss francs, is typically determined based on the U.S. dollar/CHF exchange rate in effect at the relevant times.

Repurchases of Registered Shares

The Swiss Code limits a corporation’s ability to hold or repurchase its own registered shares. New Pentair and its subsidiaries may only repurchase shares to the extent that sufficient distributable reserves are available, as described under “—Dividends.” The aggregate par value of New Pentair’s registered shares held by New Pentair and its subsidiaries may not exceed 10% of New Pentair’s registered share capital. New Pentair may repurchase its registered shares beyond the statutory limit of 10%, however, if such a repurchase is approved by a shareholder resolution passed at a general meeting and the repurchased shares are dedicated for cancellation. Any registered shares so repurchased will then be cancelled at the next general meeting upon the approval of an absolute majority of the shares represented in person or by proxy at such general meeting. Repurchased registered shares held by New Pentair or its subsidiaries do not carry any voting rights at a general meeting of shareholders and typically do not receive the economic benefits generally associated with the shares.

Reduction of Share Capital

Capital distributions in the form of a distribution of cash or property may result in a reduction of New Pentair’s nominal share capital recorded in the commercial register. Such a capital reduction requires the approval of an absolute majority of the shares represented in person or by proxy at a general meeting of shareholders. A special audit report must confirm that creditors’ claims remain fully covered despite the reduction to the nominal share capital recorded in the commercial register. Upon approval of the nominal share capital reduction, the board of directors must give public notice of the resolution three times in the Swiss Official Gazette of Commerce and notify creditors that they may request, within two months of the third publication, satisfaction of, or security for, their claims.

General Meetings of Shareholders and Voting Rights

General Meetings of Shareholders

The general meeting of shareholders will be New Pentair’s supreme corporate body. Ordinary and extraordinary shareholders’ meetings may be held. The following powers will be vested exclusively in the shareholders’ meeting:

•	adoption and amendment of New Pentair’s articles of association;

•	election and removal of members of the board of directors and the auditors;

•	approval of the annual business report, the stand-alone statutory financial statements and the combined financial statements;

•

payments of dividends and any other distributions of capital to shareholders, excluding share repurchases below 10% of the registered share capital, to the extent that sufficient freely distributable reserves are available;

•	discharge of the members of the board of directors from liability for business conduct during the previous fiscal year to the extent such conduct is known to the shareholders; and

•

any other resolutions that are submitted to a general meeting of shareholders pursuant to law, New Pentair’s articles of association or by voluntary submission by the board of directors, unless a matter is within the exclusive competence of the board of directors pursuant to the Swiss Code.

Under the Swiss Code and New Pentair’s articles of association, New Pentair must hold an annual, ordinary general meeting of shareholders within six months after the end of its fiscal year for the purpose of approving the annual financial statements and the annual business report and for conducting the annual election of directors for the class whose term has expired. Annual general meetings of shareholders may be convened by the board of directors or, under certain circumstances, by the auditors. A general meeting of shareholders can be held anywhere.

The invitation to general meetings must be published in the Swiss Official Gazette of Commerce at least 20 calendar days prior to the relevant general meeting of shareholders. The notice of a meeting must state the items on the agenda, the proposals of the board of directors and the shareholders who requested that a shareholders’ meeting be held or that an item be included on the agenda and, in case of elections, the names of the nominated candidates. No resolutions may be passed at a shareholders’ meeting concerning agenda items for which proper notice was not given, except for proposals made during a shareholders’ meeting to convene an extraordinary shareholders’ meeting or to initiate a special investigation. No prior notice will be required to bring motions related to items already on the agenda or for the discussion of matters as to which no resolution will be taken.

A special general meeting of shareholders may be called upon the resolution of New Pentair’s board of directors or, under certain circumstances, by the auditors. In addition, New Pentair’s board of directors is required to convene a special general meeting of shareholders if so resolved by the general meeting of shareholders, or if so requested by shareholders holding an aggregate of at least 10% of the shares with voting rights specifying the items for the agenda and their proposals, or if it appears from the parent company annual statutory balance sheet that half of New Pentair’s share capital and reserves are not covered by New Pentair’s assets. In the latter case, New Pentair’s board of directors must immediately convene an extraordinary general meeting of shareholders and propose financial restructuring measures.

Under New Pentair’s articles of association and the Swiss Code, any holder of record of shares with a par value of at least 1 million Swiss francs may request that an item be included on the agenda of a general meeting of shareholders and may nominate one or more directors for election. A request for inclusion of an item on the agenda or a nomination of a director must be in writing, must specify the items and proposals and must be submitted in accordance with certain advance notice procedures set forth in New Pentair’s articles of association.

Under the Swiss Code, a general meeting of shareholders for which a notice of meeting has been duly published may not be adjourned without publishing a new notice of meeting.

New Pentair’s annual report and auditors’ report must be made available for inspection by the shareholders at New Pentair’s place of incorporation no later than 20 days prior to the meeting. Each shareholder is entitled to request immediate delivery of a copy of these documents free of charge. Shareholders of record will be notified of this in writing.

Voting

Each registered share carries one vote at a general meeting of shareholders. Voting rights may be exercised by shareholders registered in the share register or by a duly appointed proxy of a registered shareholder or nominee, which proxy need not be a shareholder. New Pentair’s articles of association will contain a provision regarding voting rights that is customary for Swiss companies. This provision provides that, to be able to exercise voting rights, holders of shares must apply to New Pentair for registration in its share register (Aktienregister) as shareholders with voting rights. Registered holders of shares may obtain the form of declaration from New Pentair’s transfer agent, which will be Wells Fargo Bank, N.A. (“Wells Fargo”). In order to exercise their voting rights, subject to exceptions granted by the board of directors, shareholders will be required to disclose their name and address and that they have acquired their shares in their name and for their account. Persons not expressly declaring themselves to be holding shares for their own account will not be registered as shareholders with voting rights. A person or legal entity that directly or indirectly, formally, constructively or beneficially owns or otherwise controls voting rights with respect to 20% or more of the registered share capital recorded in the Commercial Register will be entered in the Commercial Register as a shareholder with voting rights equal to 20% of registered shares less one share only (the “Cap”). Those associated through capital, voting power, joint management or in any other way, or joining for the acquisition of shares are considered as one shareholder, or nominee. Certain exceptions exist with regard to the registration of and the voting by nominees. Failing registration (in person or through a proxy) as shareholders with voting rights, shareholders may not participate in, or vote at, New Pentair’s shareholders’ meetings, but will be entitled to dividends, preemptive rights and liquidation proceeds. Only shareholders that are registered as shareholders with voting rights on the relevant record date are permitted to participate in and vote at a general shareholders’ meeting. A beneficial owner will not be allowed to cast votes in excess of the Cap. Shareholders holding their shares through a bank, broker or other nominee will not automatically be registered as shareholders in New Pentair’s share register. If any such shareholder wishes to be registered in New Pentair’s share register, such shareholder should contact the bank, broker or other nominee through which it holds shares. If any such shareholder wishes to exercise its voting rights, such shareholder should follow the instructions provided by such bank, broker or other nominee or, absent instructions, contact such bank, broker or other nominee for instructions.

Treasury shares, whether owned by New Pentair or one of New Pentair’s majority-owned subsidiaries, will not be entitled to vote at general meetings of shareholders.

Pursuant to New Pentair’s articles of association, the shareholders generally pass resolutions by the affirmative vote of holders of an absolute majority of shares represented and entitled to be voted with respect to the relevant resolution or election at a general meeting of shareholders. Abstentions will be included in the calculation of the number of shares represented at the meeting for purposes of determining whether a quorum has been achieved and in the number of shares entitled to vote on a matter. Broker non-votes will also be included in the calculation of the number of shares represented at the meeting for purposes of determining whether a quorum has been achieved but will not be included in determining the number of shares represented at the meeting and entitled to be voted with respect to the relevant resolution or election. A broker non-vote occurs when shares held by a broker, bank or other nominee are represented at the meeting, but the nominee has not received voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares on a particular matter. Such nominees may exercise discretion in voting on routine matters, but may not exercise discretion and therefore may not vote on non-routine matters including on the election of directors.

With respect to the election of directors, each holder of registered shares entitled to vote at the election has the right to vote, in person or by proxy, the number of registered shares held by him for as many persons as there are directors to be elected. Directors are elected by the affirmative vote of a majority of the votes cast (in person or by proxy) at the general meeting of shareholders. At any election in which the Chairman determines that the number of persons properly nominated to serve as directors exceeds the number of directors to be elected, directors are elected by the affirmative vote of a plurality of the votes cast (in person or by proxy) at the general meeting of shareholders. Abstentions and broker non-votes shall not be included in the calculation of votes cast with respect to such election. A “plurality” means that the individual who receives the largest number of votes cast for a board seat is elected to that board seat. New Pentair’s articles of association do not provide for cumulative voting for the election of directors. New Pentair’s board of directors will be divided into three classes, with each class serving a three-year term. The classes must be substantially equivalent in size.

The acting chair may direct that elections be held by use of an electronic voting system. Electronic resolutions and elections will be considered equal to resolutions and elections taken by way of a written ballot.

Supermajority Voting

The Swiss Code and/or New Pentair’s articles of association require the affirmative vote of at least two-thirds of the shares represented (in person or by proxy) at a general meeting of shareholders to approve the following matters:

•	a change of the company purpose;

•	the creation of shares with privileged voting rights;

•	a change to the articles regarding share registration and the Cap;

•	the restriction of the transferability of registered shares;

•	the waiver, reduction or withdrawal of restrictions upon the transfer of registered shares;

•	an increase of capital, authorized or subject to a condition;

•	an increase of capital out of equity, against contribution in kind, or for the purpose of acquisition of assets and the granting of special benefits;

•	the limitation or withdrawal of pre-emptive rights;

•	a change of the domicile of New Pentair;

•	the liquidation of New Pentair;

•	the removal with or without cause of a serving director;

•	a change in the size of the Board of Directors, without recommendation of the Board of Directors;

•	the merger, demerger or conversion of New Pentair; and

•	the conversion of registered shares into bearer shares and vice versa.

The approval of at least 75% of the shares represented at the general meeting of shareholders will be required to approve the following matters:

•	a change to the timing of the general meeting;

•	a change to the article regarding the rights of shareholders to propose agenda items for general meetings of shareholders;

•	a change to the article regarding voting rights (other than the Cap);

•	a change to the article regarding the passage of resolutions and election of directors at general meetings of shareholders;

•	a change to the length of terms of board members;

•	a change to the organization of the board of directors;

•	a change to the duties of directors;

•	a change to the procedures for the dissolution or liquidation of New Pentair;

•	an amendment to the articles with regard to changing the voting requirement to remove a director or change the size of the board; and

•	an amendment to the articles with regard to changing the supermajority requirements.

Swiss law also imposes a two-thirds supermajority voting requirement in connection with the sale of “all or substantially all of the assets” of a corporation. See “—Other Rights and Share Information—Compulsory Acquisitions; Appraisal Rights.” The same supermajority voting requirements apply to resolutions with respect to transactions governed by the Swiss Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets (the “Merger Act”). Furthermore, the Merger Act requires an affirmative vote of 90% of the outstanding registered shares for so-called “cash-out” or “squeeze-out” mergers. In these limited circumstances, an acquirer controlling 90% of the outstanding registered shares may acquire shares of minority shareholders of the corporation in exchange for compensation other than shares of the acquiring company, for instance, cash or securities of a parent corporation of the acquirer or shares of another corporation.

New York Stock Exchange Voting Requirements

In addition to shareholder approvals required by Swiss law and the articles of association, the NYSE requires a majority shareholder vote with at least 50% of shares represented for certain matters, including:

•	the approval of equity compensation plans (or amendments to such plans);

•

the issuance of shares equal to or in excess of 20% of the voting power of the shares outstanding before the issuance of such shares (subject to certain exceptions, such as public offerings for cash and certain bona fide private placements);

•	certain issuances of shares to related parties; and

•	issuances of shares that would result in a change of control.

Presence Quorum for General Meetings

New Pentair’s articles of association will provide that all resolutions and elections made at a shareholders’ meeting require the presence, in person or by proxy, of a majority corresponding to a half plus one of all shares entitled to vote, with abstentions and broker non-votes being regarded as present for purposes of establishing a quorum of shareholders.

Other Rights and Share Information

Inspection of Books and Records

Under the Swiss Code, a shareholder has a right to inspect the share register with regard to his own shares and otherwise to the extent necessary to exercise his shareholder rights. No other person has a right to inspect the share register. The books and correspondence of a Swiss corporation may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of New Pentair’s business secrets. At a general meeting of shareholders, any shareholder may request information from the board of directors concerning New Pentair’s affairs. Shareholders also may ask the auditors questions regarding their audit of the company. The board of directors and the auditors must answer shareholders’ questions to the extent necessary for the exercise of shareholders’ rights and subject to prevailing business secrets or other material interests of the corporation.

Special Investigation

If the shareholders’ inspection and information rights as outlined above prove to be insufficient, any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special commissioner in a special investigation. If the general meeting of shareholders approves the proposal, New Pentair or any shareholder, within 30 calendar days after the general meeting of shareholders, may request the court at New Pentair’s registered office to appoint a special commissioner. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 10% of the share capital or holders of registered shares in an aggregate par value of at least two million Swiss francs may request the court to appoint a special commissioner. The court may issue such an order if the petitioners can demonstrate that the board of directors, any member of the board or an officer infringed the law or New Pentair’s articles of association and thereby damaged New Pentair or New Pentair’s shareholders. The costs of the investigation generally would be allocated to New Pentair and only in exceptional cases to the requesting shareholders.

Compulsory Acquisitions; Appraisal Rights

Business combinations and other transactions that are binding on all shareholders are governed by the Merger Act. A statutory merger or demerger requires that at least two-thirds of the registered votes in each case as represented (in person or by proxy) at a general meeting, vote in favor of the transaction. Under the Merger Act, a “demerger” may take two forms:

•

a legal entity may divide all of its assets and transfer such assets to other legal entities, with the shareholders of the transferring entity receiving equity securities in the acquiring entities and the transferring entity dissolving upon deregistration in the commercial register; or

•	a legal entity may transfer all or a portion of its assets to other legal entities, with the shareholders of the transferring entity receiving equity securities in the acquiring entities.

If a transaction under the Merger Act receives all of the necessary consents, all shareholders are compelled to participate in the transaction. See “—General Meetings of Shareholders and Voting Rights.”

Swiss corporations may be acquired through the direct acquisition of their share capital. With respect to corporations limited by shares, the Merger Act permits a “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding registered shares. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation, for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation. For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Merger Act provides that, if the equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request the competent court to determine a reasonable amount of compensation.

In addition, under Swiss law, the sale of substantially all of the corporation’s assets will require a resolution of the general meeting of shareholders passed by holders of at least two-thirds of the shares represented (in person or by proxy) at a general meeting of shareholders. Whether or not a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:

•	the corporation sells a core part of its business, without which it is economically impracticable or unreasonable to continue to operate the remaining business;

•	the corporation’s assets, after the divestment, are not invested in accordance with the corporation’s statutory business purpose; and

•

the proceeds of the divestment are not earmarked for reinvestment in accordance with the corporation’s business purpose but, instead, are intended for distribution to shareholders or for financial investments unrelated to the corporation’s business.

Transactions with Interested Shareholders

Under Swiss law, there generally is no prohibition of business combinations with interested shareholders. In certain circumstances, however, shareholders and members of the board of directors of Swiss corporations, as well as certain persons associated with them, must refund any payments they receive that are not made on an arm’s length basis.

Corporate Governance

In addition to articles of association, Swiss corporations enact organizational rules in the form of organizational regulations which further define the tasks and duties of the board of directors and executive management. The organizational regulations are enacted and amended by the board of directors and are attached as Annex G.

Duration; Dissolution; Rights upon Liquidation

New Pentair’s duration is unlimited. New Pentair may be dissolved at any time with the approval of shareholders holding at least two-thirds of the registered votes as represented (in person or by proxy) at a general meeting. Dissolution by court order is possible if New Pentair becomes bankrupt, or for cause at the request of shareholders holding at least 10% of New Pentair’s registered share capital. Under Swiss law, any surplus arising out of liquidation, after the settlement of all claims of all creditors, will be distributed to shareholders in proportion to the paid-up par value of registered shares held, subject to Swiss withholding tax requirements.

Uncertificated Shares

New Pentair will be is authorized to issue registered shares in certificated or uncertificated form. New Pentair intends to use only uncertificated shares in accordance with article 973c of the Swiss Code (Wertrechte). Share certificates will not be available for individual physical delivery but a shareholder may at any time request an attestation of the number of shares held by it, as reflected in the share register.

No Sinking Fund

The registered shares have no sinking fund provisions.

No Redemption and Conversion

The registered shares are not convertible into shares of any other class or series or subject to redemption either by New Pentair or by the holder of the shares.

Transfer and Registration of Shares

Subject to the voting rights limitations described above, New Pentair does not intend to impose any restrictions applicable to the transfer of New Pentair’s registered shares. So long as the shares constitute intermediated securities within the meaning of FISA, shares may be transferred by crediting the relevant transferred shares to a securities account of the transferee or as otherwise permitted under applicable law.

New Pentair’s share register will initially be kept by Wells Fargo Bank, N.A. The share register reflects only record owners of New Pentair’s shares. Beneficial owners of shares who hold shares through a nominee may exercise their shareholders’ rights through the intermediation of such nominee. See also “—Voting.” Swiss law does not recognize fractional share interests.

Notices

In accordance with New Pentair’s articles of association, notices to shareholders are validly made by publication in the Swiss Official Gazette (Schweizerisches Handelsamtsblatt).

Conflict of Interests

Swiss law does not have a general provision on conflict of interest. However, the Swiss Code contains a provision that requires board members and executive officers to safeguard the interest of a company and, in this connection, imposes a duty of loyalty on its board members and executive officers. The duty of loyalty is generally understood to disqualify a director or senior officer of a company from participation in decisions that directly affect such director or officer. A company’s directors and officers are personally liable to the company for breach of this provision. In addition, the Swiss Code contains provisions under which directors and officers engaged in the management of a company are liable to the company, each shareholder and the company’s creditors for damages caused by an intentional or negligent violation of their duties.

New Pentair’s board members will be required to declare if they are a party to, or otherwise interested in, any contract, transaction or other arrangement with New Pentair, or in which New Pentair is otherwise interested, and if they are a director or officer of, or employed by, or a party to any contract or transaction or other arrangement with, or otherwise interested in, any company or other person promoted by New Pentair or in which New Pentair is interested. In such a case, the director is required to observe certain notice requirements and receive the approval or authorization of a majority of the disinterested members of the board of directors.

Borrowing Power

Neither Swiss law nor New Pentair’s articles of association restrict in any way New Pentair’s power to borrow and raise funds. The decision to borrow funds is made by or upon delegation by New Pentair’s board of directors; no shareholders’ resolution is generally required in relation to any such borrowing.

Limitation of Liability and Indemnification

New Pentair’s articles of association will provide that it will indemnify and hold harmless, to the fullest extent permitted by Swiss law, the existing and former members of the board of directors and officers from and against all costs, charges, losses, damages and expenses actually incurred in connection with any threatened, pending or completed actions, suits or proceedings—whether civil, criminal, administrative or investigative—by reason of the fact that such individual was a director or officer; provided, however, that this indemnity shall not extend to any matter in which any of said persons is found, in a final judgment or decree of a court or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of his statutory duties as a member of the board of directors or officer.

New Pentair will maintain insurance to reimburse New Pentair’s directors and officers and those of New Pentair’s subsidiaries for charges and expenses incurred by them for wrongful acts claimed against them by reason of their being or having been directors or officers of New Pentair or any of New Pentair’s subsidiaries.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling New Pentair pursuant to the foregoing provisions or otherwise, New Pentair has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Transfer Agent and Registrar

After the Distribution, the transfer agent and registrar for New Pentair’s common shares will be Wells Fargo.

Listing

New Pentair intends to list New Pentair’s common shares on the New York Stock Exchange under the trading symbol “PNR.”

COMPARISON OF RIGHTS OF SHAREHOLDERS BEFORE AND AFTER THE TRANSACTIONS

Your current rights as a shareholder are governed by Pentair’s Third Restated Articles of Incorporation and Fourth Amended and Superseding By-laws (collectively, the “current Pentair formation documents”), and Minnesota law. After consummation of the Transactions, your rights will be governed by New Pentair’s articles of association and organizational regulations (collectively, the “New Pentair formation documents”), and Swiss law.

The following discussion is a summary of material changes in your rights resulting from the consummation of the Transactions. This summary is not complete and does not cover all of the differences between Swiss law and Minnesota law affecting corporations and their shareholders or all the differences between the current Pentair formation documents and the New Pentair formation documents. This summary is subject to the complete text of the relevant provisions of the Minnesota Business Corporation Act, the Swiss Code of Obligations, the current Pentair formation documents and the New Pentair formation documents. You are encouraged to read those laws and documents. New Pentair’s articles of association and organizational regulations have been prepared to provide, to the extent permitted by Swiss law and consistent with customary Swiss practice, an allocation of rights and powers between the shareholders and the board of directors of New Pentair that is comparable to that currently existing under Pentair’s organizational documents and Minnesota law. New Pentair’s proposed articles of association and organizational regulations are attached as Annex F and Annex G, respectively, to this proxy statement/prospectus. For more information as to how shareholders can obtain the current Pentair formation documents, see “Where You Can Find Additional Information”.

	Pentair Shareholder Rights before the Transactions (Minnesota law and articles of incorporation and by-laws)	New Pentair Shareholder Rights after the Transactions (Swiss law and proposed articles of association and organizational regulations)
General	The rights of Pentair shareholders are governed by Minnesota law and Pentair’s current articles of incorporation and by-laws.	The rights of Pentair shareholders will be governed by Swiss law and New Pentair’s articles of association.

Authorized and Issued Shares

250,000,000 shares are authorized, of which not more than 15,000,000 shares may be preferred shares. 2,500,000 preferred shares are designated as Series A Junior Participating Preferred Stock, par value $0.10 per share.

As of March 22, 2012, there were 98,850,575 common shares, par value $0.16 2/3 per share, and no preferred shares issued and outstanding.

New Pentair will have a registered share capital of approximately 107 million Swiss francs consisting of 214 million registered shares with a par value of CHF 0.50 per share.

In addition, New Pentair will have authorized share capital. New Pentair’s board of directors will be authorized to issue new shares at any time during a two-year period following adoption of the articles and thereby increase the share capital, without shareholder approval, by a maximum amount of 50% of the share capital registered in the commercial register (as at the time of adoption of the relevant article). After expiration of the initial two-year period, and each subsequent two-year period, authorized share capital will be available to the board of directors for issuance of additional registered shares only if the authorization is approved by the shareholders.

The board of directors from time to time may authorize New Pentair to issue bonds

	Pentair Shareholder Rights before the Transactions (Minnesota law and articles of incorporation and by-laws)	New Pentair Shareholder Rights after the Transactions (Swiss law and proposed articles of association and organizational regulations)
(including convertible bonds and bonds with options), notes, options, warrants or other securities in each case that represent a right to exchange, convert or exercise the security for New Pentair shares (collectively, “Rights”). New Pentair’s articles of association permit the issuance of shares in connection with the exercise of such Rights without obtaining additional shareholder approval, up to a maximum aggregate amount of 50% of the share capital registered in the commercial register. A specific number of these shares, which are referred to collectively as “Conditional Share Capital”, will be allotted in the articles of association to two categories: (a) shares issued through the exercise of Rights granted to third parties or shareholders in connection with bonds, notes, options, warrants and other similar securities issued by New Pentair or one of its subsidiaries in national or international capital markets or pursuant to contractual obligations of New Pentair, its subsidiaries or any of their respective predecessors and (b) shares issued through the exercise of options and other similar Rights granted to members of the board of directors, members of the executive management, employees, contractors, consultants or other persons providing services to New Pentair or any of its subsidiaries or affiliates. See “Description of New Pentair Capital Stock—Conditional Share Capital”.

Blank Check Preferred Stock	The board has the power to establish any classes or series of common shares or preferred shares, with such par value, rights and priorities it deems appropriate, and to fix or alter, from time to time, in respect of any preferred shares then unissued, the rights and preferences of such shares.	The board does not have the power to establish any classes or series of common or preferred shares; this falls within the competency of the shareholders. However, as described above under “—Authorized and Issued Shares”, the board may issue shares out of authorized share capital or contingent rights out of conditional share capital, and, for valid reasons, withdraw or limit shareholders’ preemptive rights and advance subscription rights. See “Description of New Pentair Capital Stock—Preemptive Rights and Advance Subscription Rights”.

	Pentair Shareholder Rights before the Transactions (Minnesota law and articles of incorporation and by-laws)	New Pentair Shareholder Rights after the Transactions (Swiss law and proposed articles of association and organizational regulations)
Preemptive Rights and Advance Subscription Rights	Holders of Pentair shares are not entitled to preemptive or subscription rights.

New Pentair shareholders will generally have preemptive rights to obtain newly issued registered shares and advance subscription rights to obtain newly issued “rights” (as defined above) in an amount proportional to the par value of the registered shares they already hold. New Pentair’s board of directors, however, will have the ability to withdraw or limit these preemptive rights or advance subscription rights in certain limited circumstances. For further details on these circumstances, see “Description of New Pentair Capital Stock—Preemptive Rights and Advance Subscription Rights”.

With the affirmative vote of shareholders holding two-thirds of the shares represented at the general meeting of shareholders, shareholders will be able to withdraw or limit the preemptive rights or advance subscription rights for valid reasons, including a merger, an acquisition or any of the reasons authorizing New Pentair’s board of directors to withdraw or limit the preemptive rights of shareholders in the context of a capital increase as described under “Description of New Pentair Capital Stock—Preemptive Rights and Advance Subscription Rights”.

	Pentair Shareholder Rights before the Transactions (Minnesota law and articles of incorporation and by-laws)	New Pentair Shareholder Rights after the Transactions (Swiss law and proposed articles of association and organizational regulations)

Dividends and Repurchase of Shares	Under Minnesota law, a corporation may pay dividends or repurchase its own shares if the corporation will be able to pay its own debts in the ordinary course of business after paying the dividends or repurchasing the shares. The ability of a corporation to pay dividends or repurchase its own shares is also subject to a condition that the payment or repurchase does not reduce the remaining net assets below the aggregate preferential amount payable in liquidation to any shares having preferential rights unless distributions have been made with respect to such shares to the extent of the preferential rights or the holders of those shares waive their rights.

Under Swiss law, dividends may be paid out only if New Pentair has sufficient distributable profits from the previous fiscal year, or if the corporation has distributable reserves (either free reserves or reserves from additional paid-in capital), each as presented on the audited annual parent company statutory balance sheet.

The corporation must establish a general reserve equal to 20% of the corporation’s registered capital. If a reserve has not been established, 5% of the annual profits must be allocated to this reserve until the 20% threshold is reached, whereupon dividends may be paid without further allocation.

Distributions made out of the registered share capital must be made by way of a capital reduction. The affirmative vote of shareholders holding a majority of the shares represented at a general meeting of shareholders must approve reserve reclassifications and distributions of dividends out of retained earnings or contributed surplus and capital reductions.

New Pentair’s board of directors will have the power to cause New Pentair to repurchase its shares to be held in treasury, so long as the total nominal value of the shares acquired and held in treasury does not exceed 10% of the registered share capital and New Pentair has freely disposable equity in an amount equal to the repurchase price at such time. If the shareholders’ meeting authorizes New Pentair’s board of directors to repurchase shares for cancellation purposes (for example, if New Pentair already holds 10% of its registered share capital in treasury), the 10% threshold does not apply. New Pentair shares acquired in excess of the 10% threshold must be disposed of within two years or canceled by a reduction of share capital. Additional shareholder approval is required to cancel shares previously authorized by the Company for the repurchase for cancellation purposes.

	Pentair Shareholder Rights before the Transactions (Minnesota law and articles of incorporation and by-laws)	New Pentair Shareholder Rights after the Transactions (Swiss law and proposed articles of association and organizational regulations)
Number of Directors	Pentair’s articles of incorporation fix the number of directors at 11.	New Pentair’s articles of association will set the initial number of directors at 11. A change in the number of directors will require the approval of at least two-thirds of the shares represented at the general meeting of shareholders, unless the reduction is recommended by the board of directors, in which case such change will require the approval of an absolute majority of the shares represented at a general meeting of shareholders.

Classification of Directors	Pentair’s board of directors is divided into three classes, with each class serving a three-year term. The classes must be substantially equivalent in size.	Same.

Election of Directors

Pentair’s board of directors is elected by a majority vote of all votes cast at any meeting of the shareholders. At each annual meeting, the shareholders elect that number of directors equal to the number of directors in the class whose term expires at the time of such annual meeting.

Only persons who are nominated in accordance with the procedures set forth in the current by-laws are eligible for election as directors.

New Pentair’s articles of association will provide for members of the board of directors to be elected by a majority of the votes cast (in person or by proxy) at the general meeting of shareholders. At any election in which the Chairman determines that the number of persons properly nominated to serve as directors exceeds the number of directors to be elected, directors are elected by the affirmative vote of a plurality of the votes cast (in person or by proxy) at the general meeting of shareholders. A “plurality” means that the individual who receives the largest number of votes cast at a general meeting of shareholders for a board seat is elected to that board seat. See “Description of New Pentair Capital Stock—General Meetings of Shareholders and Voting Rights”.

Nominations of persons for election to the board of directors may be made at any time prior to or at the shareholders’ meeting provided that such election is included in the agenda.

Board Vacancies	Any vacancy occurring in the board may be filled by the affirmative vote of a majority of the remaining directors or by election at a meeting of shareholders. Any director who is elected to fill a vacancy by the remaining directors shall be a director until a successor	Under Swiss law, a shareholder vote at the general meeting of shareholders is required to fill vacancies on the board of directors.

	Pentair Shareholder Rights before the Transactions (Minnesota law and articles of incorporation and by-laws)	New Pentair Shareholder Rights after the Transactions (Swiss law and proposed articles of association and organizational regulations)
is elected by the shareholders at an annual or special meeting and is required to stand for election at the next annual meeting or special meeting of shareholders, regardless of whether the class of directors into which such director has been placed will otherwise be elected at such meeting.

Resignation, Removal and Disqualification of Directors	A director may resign at any time by giving written notice to the Company. The by-laws provide that a director may be removed only for “good cause” (1) at any meeting of the shareholders called for that purpose, by the affirmative vote of 60% of the voting power of the shares entitled to vote, provided that removal is not opposed by more than 25% of the shares entitled to vote or (2) by the board of directors if (a) the director was appointed by the board to fill a vacancy and since such appointment shareholders have not elected directors in such director’s class and (b) a majority of the other directors present vote to remove the director.	Directors may be removed with or without cause. Such removal will require the approval of at least two-thirds of the shares represented at the general meeting of shareholders.

Notice of Meetings of Shareholders	Pentair’s by-laws require notice of annual and special meetings of shareholders not less than 10 days and not more than 60 days prior to a meeting. In the event of a special meeting demanded by shareholders, the board of directors must cause the meeting to be called within 30 days after receipt of the written demand and notice must be provided not more than 45 days after receipt of the written demand. Notice of a meeting at which an agreement of merger or exchange is to be considered must be mailed to all shareholders of record at least fourteen days prior to the meeting.	Under Swiss law, notice of a general meeting of shareholders must be given not less than 20 calendar days prior to a meeting. In addition, U.S. proxy rules, which require an issuer to mail proxy materials at least 20 business days in advance of an annual or special meeting, will apply.

Special Shareholder Meetings	A special meeting of the shareholders may be called at any time by the chief executive officer, the chief financial officer, two or more directors, the chairman of the board of directors or a shareholder or shareholders holding 10% or more of the voting power of all shares entitled to vote (except that a special meeting called for the purpose of considering any action to directly or indirectly facilitate or effect a business combination must be called by 25% or more of the voting power of all shares entitled to	New Pentair’s articles of association will provide that special meetings of shareholders are to be held in the circumstances provided by law, in particular when deemed necessary or appropriate by the board or as requested by the auditor. The board is required to convene a special general meeting of shareholders if requested by shareholders holding at least 10% of the voting power of the Company’s share capital.

	Pentair Shareholder Rights before the Transactions (Minnesota law and articles of incorporation and by-laws)	New Pentair Shareholder Rights after the Transactions (Swiss law and proposed articles of association and organizational regulations)
vote). In the case of a shareholder-demanded special meeting, the meeting must be held not more than 90 days after the date such valid demand is received.

Shareholder Quorum and Voting Rights

At each meeting of shareholders, every shareholder having the right to vote is entitled to vote either in person or by proxy. Each shareholder has one vote for each share having voting power. Holders of a majority of the voting power of the shares entitled to vote constitute a quorum.

Generally, all questions at a meeting are decided by a majority vote of the number of shares entitled to vote and represented at the meeting at the time of the vote.

Pentair’s Articles of Incorporation and By-Laws do not provide for cumulative voting by shareholders, which means that a minority shareholder cannot be assured of electing any director.

Each registered share for which a shareholder has been entered into the shareholders’ register will carry one vote at a general meeting of shareholders.

No person may directly or indirectly register or vote more than 20% of the issued shares.

All resolutions and elections made at a shareholders’ meeting will require the presence, in person or by proxy, of a majority corresponding to a half plus one of all shares entitled to vote with abstentions and broker non-votes being regarded as present for purposes of establishing a quorum of shareholders.

	Pentair Shareholder Rights before the Transactions (Minnesota law and articles of incorporation and by-laws)	New Pentair Shareholder Rights after the Transactions (Swiss law and proposed articles of association and organizational regulations)
Advance Notice Provisions

The only business that may be transacted at an annual meeting of shareholders is that which is (1) specified in the notice of meeting, (2) proposed by or at the direction of the board of directors or (3) proposed by any shareholder who is a shareholder of record at the time of giving notice, who is entitled to vote at the meeting and who provides timely notice containing information required by the by-laws. In order to comply with the advance notice provisions of Pentair’s by-laws, a shareholder notice of the nomination of persons for election to the board of directors or the proposal of other business must be received not less than 45 days nor more than 70 days prior to the first anniversary of the date that Pentair mailed its proxy statement for the preceding year’s annual meeting, subject to certain exceptions.

The only business that may be transacted at a special meeting of shareholders is that which is stated in the meeting notice. Nominations for election to the board of directors at a special meeting may be made (a) by or at the direction of the board or (b) by any shareholder who is a shareholder of record at the time of giving notice, who is entitled to vote at the meeting and who provides timely notice containing information required by the by-laws. In order to comply with the advance notice provisions of Pentair’s by-laws with respect to the nomination of directors, a shareholder notice must be received not earlier than 90 days prior to the special meeting and not later than the close of business on the later of (i) 60 days prior to the special meeting and (ii) 10 days following the announcement of the meeting.

New Pentair’s proposed Swiss articles of association will provide for substantially the same advance notice and director nomination procedures. However, under Swiss law, no prior notice is required to bring motions related to items already on the agenda or for the discussion of matters on which no resolution is to be taken.

	Pentair Shareholder Rights before the Transactions (Minnesota law and articles of incorporation and by-laws)	New Pentair Shareholder Rights after the Transactions (Swiss law and proposed articles of association and organizational regulations)
Supermajority Vote

The following actions, among others, require the approval of more than a majority of the outstanding voting shares:

(a)    Approval of an agreement for consolidation or merger: Must be authorized by a vote of the shareholders entitled to exercise at least two-thirds of the shares entitled to vote (unless reduced by the board to not less than a majority).

(b)    Removal of directors: The by-laws provide that a director may be removed by shareholders only for good cause if approved by 60% of the voting power of the shares entitled to vote, provided that removal is not opposed by more than 25% of the shares entitled to vote and that the removal provision may be amended only by the same supermajority vote.

(c)    Amending the Articles of Incorporation: Generally, requires the affirmative vote of the holders of 60% of the voting power of all shareholders entitled to vote, provided the amendment shall not receive the negative vote of the holders of more than 25% of the voting power of all shareholders entitled to vote. The provisions relating to the “Mandatory Offer” described below may be amended or repealed only by the affirmative vote of the holders of 85% of each class of shares entitled to vote (unless reduced by the board in certain circumstances to not less than 60%, in which case the negative vote cannot exceed 25% of the voting power of all shares entitled to vote).

The approval of at least two-thirds of the shares represented at the general meeting of shareholders will be required for:

(a)    the change of the company purpose;

(b)    the creation of shares with privileged voting rights;

(c)    a change to the articles regarding share registration, the registration cap and the voting cap;

(d)    the restriction of the transferability of registered shares;

(e)    the waiver, reduction or withdrawal of restrictions upon the transfer of registered shares;

(f)     an increase of capital, authorized or subject to a condition;

(g)    an increase of capital out of equity, against contribution in kind, or for the purpose of acquisition of assets and the granting of special benefits;

(h)    the limitation or withdrawal of pre-emptive rights;

(i)     a change of the domicile of New Pentair;

(j)     the liquidation of New Pentair;

(k)    the merger, demerger or conversion of New Pentair;

(l)     the conversion of registered shares into bearer shares and vice versa;

(m)   the removal with or without cause of a serving director; and

(n)    a change in the size of the board of directors, without recommendation of the Board of Directors.

The approval of at least 75% of the shares represented at the general meeting of shareholders will be required for changes to the articles regarding: the timing of and agenda for the general meeting and the

	Pentair Shareholder Rights before the Transactions (Minnesota law and articles of incorporation and by-laws)	New Pentair Shareholder Rights after the Transactions (Swiss law and proposed articles of association and organizational regulations)

requirements for inclusion of shareholder

proposals, shareholders’ voting rights other than the voting cap, the vote required to remove a director or to change the size of the board, the terms of the directors, the board’s structure, the board’s duties, dissolution and liquidation, and the supermajority vote requirements.

Amendment to Articles of Incorporation / Articles of Association	Shareholders may amend the articles of incorporation without board approval, provided that the amendment is proposed at a shareholder meeting by shares representing at least 3% of the voting power of outstanding shares. A supermajority vote is required to amend the articles, as set forth in “—Supermajority Vote” above.	Under Swiss law, shareholders are permitted to amend the Articles of Association without board action by shareholders holding an absolute majority of the shares represented at a general meeting. The amendment of certain provisions requires a supermajority vote as set forth in “—Supermajority Vote” above.

Amendment to By-laws / Organizational Regulations	The by-laws generally may be amended by a majority of the board or a majority of the shareholders present at a meeting. The board may not amend by-law provisions fixing shareholder quorums, prescribing procedures for removing directors, filling board vacancies or fixing the number of directors or their classifications, qualifications or terms of office, except the by-laws provide that the board by unanimous action can increase the number of directors. Shareholders representing at least 3% of the voting power of outstanding shares may propose an amendment to the by-laws.	May only be amended by a majority of the board.

	Pentair Shareholder Rights before the Transactions (Minnesota law and articles of incorporation and by-laws)	New Pentair Shareholder Rights after the Transactions (Swiss law and proposed articles of association and organizational regulations)
Takeover Preparedness

Voting Rights and Voting Cap	See “—Shareholder Rights Plan” and “—Anti-Takeover Provisions Under Applicable Statute” below.

The articles of association provide for a registration cap and a voting cap of 20% of the share capital.

To be able to exercise voting rights, holders of shares must apply for registration in the share register as shareholders with voting rights and the board of directors must approve the entry. Persons not expressly declaring themselves to be holding shares for their own account in the application for entry in the share register will not be registered as shareholders with voting rights. Certain exceptions exist with regard to nominees. Failing registration as shareholders with voting rights, shareholders may not participate in or vote at shareholders’ meetings, but will be entitled to dividends, preemptive rights and liquidation proceeds.

No person or group of persons may be registered as a shareholder with voting rights for any shares beneficially owned by such person in excess of 20% less one share of the Company’s registered share capital (the “Registration Cap”). Any shares beneficially owned by any person exceeding the Registration Cap will be entered in the share register as shares without voting rights. The board of directors may in special cases approve exceptions to this voting threshold. If and so long as the beneficially or constructively owned shares of any person or legal entity equal or exceed the Registration Cap, such individual or legal entity will be entitled to cast votes at any ordinary or extraordinary shareholders’ meeting only up to the 20% threshold.

In addition, no person or group of persons may vote shares in excess of 20% less one share of the Company’s share capital (the “Voting Cap”). The Voting Cap is subject to the same exceptions as the Registration Cap.

	Pentair Shareholder Rights before the Transactions (Minnesota law and articles of incorporation and by-laws)	New Pentair Shareholder Rights after the Transactions (Swiss law and proposed articles of association and organizational regulations)
Shareholder Rights Plan	Pentair has adopted a shareholder rights plan that generally is triggered if a person beneficially acquires 15% or more of Pentair’s common shares and, subject to certain exceptions, would permit all other shareholders to acquire shares of Pentair or an acquiring company at half-price in that event.	Not applicable.

Mandatory Offer	The articles of incorporation provide that, unless approved by the board of directors, if a shareholder holding more than 20% of the outstanding voting shares acquires additional voting shares or any person acquires more than 50% of the outstanding voting shares, the remaining shareholders have the right to require Pentair to redeem their shares at the redemption price provided in the articles of incorporation.	Not applicable unless New Pentair chooses to have its shares listed for trading on a Swiss Exchange. New Pentair currently only plans to list its common shares on the New York Stock Exchange.

Anti-Takeover Provisions Under Applicable Statute

Pentair is subject to the following provisions of Minnesota law that may have anti-takeover effects:

(a)    a provision that prohibits business combination transactions with a shareholder for four years after the shareholder acquires 10% of the voting power of the corporation unless, before the share acquisition, the transaction or share acquisition receives approval of a majority of a committee consisting of one or more disinterested directors;

(b)    a control-share-acquisition statute (comparable to a provision in Pentair’s by-laws), which provides that, subject to certain exceptions, a person acquiring 20% or more of the voting power of a corporation may not vote those shares in excess of the 20% level unless and until approved by holders of (a) a majority of the voting power of the corporation’s shares, including those held by the acquiring person, and (b) a majority of the voting power of the corporation’s shares held by disinterested shareholders;

Not applicable. Anti-takeover measures will be subject to fiduciary duties of the board of directors.

	Pentair Shareholder Rights before the Transactions (Minnesota law and articles of incorporation and by-laws)	New Pentair Shareholder Rights after the Transactions (Swiss law and proposed articles of association and organizational regulations)

(c)    a provision that prohibits corporations from purchasing any voting shares owned for less than two years from a greater-than-5% shareholder for more than the market value of those shares, unless the transaction has been approved by a majority of the voting power of all shares entitled to vote or unless the corporation makes an offer of at least equal value per share to all holders of shares of the class or series of stock held by the greater-than-5% shareholder and to all holders of any class or series into which those securities may be converted; and

(d)    a “fair price” provision, which provides that no person may acquire shares of a Minnesota corporation within two years following the person’s last purchase of shares in a takeover offer, unless the shareholders are given a reasonable opportunity to dispose of their shares to the person on terms substantially equivalent to those provided in the takeover offer. The provision does not apply if the acquisition is approved by a committee consisting of disinterested directors before the person acquires any shares in the takeover offer.

Limitation of Liability and Indemnification

Pentair’s articles of incorporation provide that its directors have no personal liability to Pentair or its shareholders for monetary damages for breach of fiduciary duty except to the extent such exemption from liability is not permitted under Minnesota law. Under Minnesota law, there is no permitted exemption from liability for:

(a)    a breach of the director’s duty of loyalty to the corporation or its stockholders;

(b)    acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

As described below, New Pentair’s limitations on liability and indemnification will be substantially the same, except that there is no limitation on liability for breach of fiduciary duty, and New Pentair will not indemnify a director or officer for an intentional or grossly negligent breach of his fiduciary duties.

New Pentair’s articles of association will provide that it will indemnify and hold harmless, to the fullest extent permitted by Swiss law, the existing and former members of the board of directors and officers from and against all costs, charges, losses, damages and expenses actually incurred in

	Pentair Shareholder Rights before the Transactions (Minnesota law and articles of incorporation and by-laws)	New Pentair Shareholder Rights after the Transactions (Swiss law and proposed articles of association and organizational regulations)

(c)    payment of unlawful dividends or unlawful stock purchases or redemptions;

(d)    any transaction in which the director derived an improper personal benefit;

(e)    certain violations of the Minnesota securities laws; and

(f)     any act or omission occurring before the date when the provision in the articles of incorporation eliminating or limiting liability became effective.

Pentair’s by-laws require indemnification of present and former directors, officers and employees if they comply with the standards set forth in the MBCA and in the bylaws. Under Minnesota law, expenses must be advanced to present and former directors, officers and employees in advance of final disposition of proceedings against them if they affirm in writing that the statutory criteria for indemnification are satisfied and undertake to repay the amounts advanced if it is ultimately determined that the statutory criteria for indemnification are not satisfied, provided that the expenses can be advanced only if the board of directors (if a majority of the directors are disinterested), a disinterested committee of the board, special legal counsel or the shareholders determine that the facts then known would not preclude indemnification under Minnesota law.

connection with any threatened, pending or completed actions, suits or proceedings—whether civil, criminal, administrative or investigative—by reason of the fact that such individual was a director or officer; provided, however, that this indemnity shall not extend to any matter in which any of said persons is found, in a final judgment or decree of a court or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of his statutory duties as a member of the board of directors or officer.

Shareholder Action by Written Consent	Minnesota law permits shareholder approval to be obtained by written action without a meeting only by unanimous consent of all holders of voting capital stock of a publicly held corporation.	Swiss law does not permit shareholder approval to be obtained by written action without a meeting.

	Pentair Shareholder Rights before the Transactions (Minnesota law and articles of incorporation and by-laws)	New Pentair Shareholder Rights after the Transactions (Swiss law and proposed articles of association and organizational regulations)
Dissenters’ Rights

Under Minnesota law, dissenters’ rights to a judicial determination of the fair value of their shares are available in connection with:

(a)    an amendment to the articles that materially and adversely affects the rights or preferences of shares held by the dissenting shareholder in the context of preferential, redemption, preemptive or voting rights;

(b)    a plan of merger or exchange, except that no dissenters’ rights are available to holders of shares of a class of stock that is either (a) listed on the New York Stock Exchange or the American Stock Exchange or (b) listed on the NASDAQ Global Market or the NASDAQ Global Select Market, unless the holders are required in the merger to accept for their shares anything other than (1) shares or other ownership interests of any domestic or foreign corporation or other organization, of the kind described in either (a) or (b) above, (2) cash instead of fractional shares, or (3) any combination of (1) and (2); or

(c)    disposition of all or substantially all of a corporation’s property and assets other than in the usual and regular course of business (other than a disposition for cash on terms requiring pro rata distribution of the net proceeds to shareholders within one year).

Dissenters’ rights are not available under Minnesota law to a shareholder of (a) a surviving corporation with respect to a

No traditional appraisal rights exist under Swiss law. However, in relation to business combinations effected in the form of a statutory merger or a demerger pursuant to Swiss law, Swiss law provides that if the equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request the competent court to determine a reasonable amount of compensation.

	Pentair Shareholder Rights before the Transactions (Minnesota law and articles of incorporation and by-laws)	New Pentair Shareholder Rights after the Transactions (Swiss law and proposed articles of association and organizational regulations)
merger if the shareholder’s shares are not entitled to be voted on the merger and the shareholder’s shares are not canceled or exchanged in the merger or (b) a corporation that will acquire shares in a plan of exchange or a shareholder whose shares will be acquired in a plan of exchange if the shareholder was not entitled to vote on the plan of exchange and the shareholder’s shares are not exchanged.

Shareholder Inspection Rights	Minnesota law permits any shareholder, beneficial owner of shares or holder of a voting trust certificate of a publicly held corporation to examine and copy a corporation’s share register and other corporate records reasonably related to the person’s stated purpose upon demonstrating the stated purpose to be a proper purpose related to the person’s interest as a shareholder, beneficial owner or holder of a voting trust certificate.	Under Swiss law, a shareholder has a right to inspect the share register with regard to his own shares and otherwise to the extent necessary to exercise his shareholder rights. No other person has a right to inspect the share register. The books and correspondence of a Swiss corporation may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors. At a general meeting of shareholders, any shareholder may request information from the board of directors concerning New Pentair’s affairs. Shareholders also may ask the auditors questions regarding their audit of the company. The board of directors and the auditors must answer shareholders’ questions to the extent necessary for the exercise of shareholders’ rights and subject to prevailing business secrets or other material interests of the corporation.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Following the Transactions, New Pentair, ADT and Tyco will operate independently, and none will have any ownership interest in any other. In order to govern certain ongoing relationships between New Pentair, ADT and Tyco after the Spin-off and to provide mechanisms for an orderly transition, New Pentair, ADT and Tyco have entered into the Separation and Distribution Agreement and intend to enter into agreements pursuant to which certain services and rights will be provided for following the Spin-off, and New Pentair, ADT and Tyco will indemnify each other against certain liabilities arising from their respective businesses. A summary of those agreements is set forth in “The Separation and Distribution Agreement and the Ancillary Agreements.”

The Pentair board of directors has adopted written policies and procedures regarding related person transactions and expects those policies to continue in effect at New Pentair following the completion of the Merger. For purposes of these policies and procedures:

•	a “related person” will mean any of New Pentair’s directors, executive officers or five-percent shareholders or any of their immediate family members; and

•

a “related person transaction” will generally be a transaction (including any indebtedness or a guarantee of indebtedness) in which New Pentair is a participant and the amount involved exceeds $50,000, and in which a related person had or will have a direct or indirect material interest.

Following the completion of the Merger, New Pentair’s written policies and procedures will require potential related person transactions must be brought to the attention of the New Pentair Governance Committee directly or to the General Counsel for transmission to the New Pentair Governance Committee. New Pentair’s written policies will provide that disclosure to the New Pentair Governance Committee should occur before, if possible, or as soon as practicable after the related person transaction is effected, but in any event as soon as practicable after the executive officer or director becomes aware of the related person transaction. The New Pentair Governance Committee’s decision whether or not to approve or ratify a related person transaction will be made in light of a number of factors, including the following:

•

whether the terms of the related person transaction are fair to New Pentair and on terms at least as favorable as would apply if the other party was not or did not have an affiliation with any of New Pentair’s directors, executive officers or five-percent shareholders;

•	whether there are demonstrable business reasons for New Pentair to enter into the related person transaction;

•	whether the related person transaction could impair the independence of a director under New Pentair’s Corporate Governance Principles’ standards for director independence; and

•

whether the related person transaction would present an improper conflict of interest for any of New Pentair’s directors or executive officers, taking into account the size of the transaction, the overall financial position of the director or executive officer, the direct or indirect nature of the interest of the director or executive officer in the transaction, the ongoing nature of any proposed relationship, and any other factors the Pentair governance committee deems relevant.

LEGAL MATTERS

The validity of the issuance of common shares by New Pentair pursuant to the Merger Agreement will be passed upon for New Pentair by Homburger AG. Cravath, Swaine & Moore LLP will provide to Pentair a legal opinion regarding certain U.S. federal income tax matters relating to the Merger. McDermott Will & Emery LLP will provide to Tyco legal opinions regarding certain U.S. federal income tax matters relating to the Spin-off and the Merger.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from Pentair’s Annual Report on Form 10-K/A for the year ended December 31, 2011 and the effectiveness of Pentair’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Tyco Flow Control International Ltd. and the Flow Control Business of Tyco International Ltd. as of September 30, 2011 and September 24, 2010 and for each of the three years in the period ended September 30, 2011, and the related financial statement schedule included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS

Assuming consummation of the Merger, New Pentair shareholders will be entitled to present proposals for consideration at forthcoming shareholder meetings provided that they comply with the proxy rules promulgated by the SEC and the New Pentair Amended and Restated Articles of Association. The deadline for submission of all shareholder proposals to be considered for inclusion in New Pentair’s proxy statement for its next annual meeting will be disclosed in a Form 10-Q or Form 8-K filed after the consummation of the Merger.

Pentair will hold a 2013 annual meeting of its shareholders only if the Merger is not consummated. The deadline for submitting a shareholder proposal for inclusion in Pentair’s proxy materials for its 2013 annual meeting (if held) will be November 16, 2012. A Pentair shareholder who otherwise intends to present business at the Pentair 2013 annual meeting must provide written notice to Pentair between December 28, 2012 and January 23, 2013. If the notice is received after January 23, 2013, then the notice will be considered untimely and Pentair is not required to present such proposal at its 2013 annual meeting.

PROPOSALS TO BE ACTED ON AT THE PENTAIR SPECIAL MEETING

PROPOSAL 1

APPROVAL OF THE MERGER AGREEMENT

At the special meeting, Pentair shareholders will be asked to approve the Merger Agreement and the transactions contemplated thereby and all other actions or matters necessary or appropriate to give effect to the Merger Agreement and the transactions contemplated thereby. The terms of, reasons for and other aspects of the Merger Agreement and the Merger are described in detail in the other sections in this proxy statement/prospectus.

The approval by Pentair shareholders of Proposal 1 requires the affirmative vote of the holders of a majority of the voting power of all Pentair common shares entitled to vote at the special meeting.

THE PENTAIR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND AUTHORIZED THE EXECUTION, DELIVERY AND PERFORMANCE OF THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY RECOMMENDS THAT PENTAIR SHAREHOLDERS VOTE FOR PROPOSAL 1.

PROPOSAL 2

ADVISORY VOTE TO APPROVE CHANGE IN CONTROL PAYMENTS TO NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Exchange Act, Pentair is providing its shareholders with the opportunity to cast a non-binding, advisory vote to approve the compensation that may be paid or become payable to Pentair’s named executive officers in connection with the Merger. As required by those rules, Pentair is asking its shareholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Pentair’s named executive officers in connection with the Merger, as disclosed in the table titled “Potential Change of Control Payments to Named Executive Officers” above, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The vote on executive compensation that may be paid or become payable in connection with the Merger is a vote separate and apart from the vote to approve the Merger Agreement. Accordingly, you may vote to approve the Merger Agreement and vote not to approve the executive compensation and vice versa. Because the vote is advisory in nature only, it will not be binding on Pentair or on New Pentair. Accordingly, because Pentair is contractually obligated to pay the compensation, such compensation will be paid or become payable, subject only to the conditions applicable thereto, if the Merger Agreement and the transactions contemplated thereby are approved and regardless of the outcome of the advisory vote.

The approval by Pentair shareholders of Proposal 2 requires the affirmative vote of a majority of Pentair common shares present or represented by proxy at the special meeting, provided a quorum is present.

THE PENTAIR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PENTAIR SHAREHOLDERS VOTE FOR PROPOSAL 2.

PROPOSAL 3

PROPOSAL TO ADJOURN OR POSTPONE THE SPECIAL MEETING, IF NECESSARY OR

APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES AT

THE TIME OF THE SPECIAL MEETING TO APPROVE PROPOSAL 1

At the special meeting, Pentair may ask shareholders to vote to adjourn or postpone the special meeting to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve Proposal 1. The approval of Proposal 1 is required for completion of the Transactions. Because the Pentair board of directors believes that it is in Pentair’s and Pentair shareholders’ best interest to engage in the Transactions, the Pentair board of directors believes it is in Pentair’s and Pentair shareholders’ best interest to adjourn the special meeting if there are not sufficient votes at the time of the special meeting to approve Proposal 1.

The approval by Pentair shareholders of Proposal 3 requires that the affirmative vote of a majority of Pentair common shares present or represented by proxy at the special meeting, whether or not a quorum is present.

THE PENTAIR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PENTAIR SHAREHOLDERS VOTE FOR PROPOSAL 3.

INDEX TO FINANCIAL STATEMENTS

TYCO FLOW CONTROL INTERNATIONAL LTD. AND

THE FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Tyco International Ltd. Board of Directors:

We have audited the accompanying combined balance sheet of Tyco Flow Control International Ltd. and the Flow Control Business of Tyco International Ltd. (the “Company”) as of September 30, 2011 and September 24, 2010 and the related combined statements of operations, parent company equity, and of cash flows for each of the three fiscal years in the period ended September 30, 2011. Our audits also included the financial statement schedule listed in the Index at page F-1. The combined financial statements include the accounts of Tyco Flow Control International Ltd. and the Flow Control Business of Tyco International Ltd. (“Tyco”), which are under the common ownership, control and oversight of Tyco. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2011 and September 24, 2010, and the results of its operations and its cash flows for each of the three fiscal years in the period ended September 30, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the combined financial statements, the Company is comprised of the assets and liabilities used in managing and operating the Company. The combined financial statements also include allocations from Tyco. These allocations may not be reflective of the actual level of assets, liabilities, or costs which would have been incurred had the Company operated as a separate entity apart from Tyco.

DELOITTE & TOUCHE LLP

New York, New York

June 19, 2012

TYCO FLOW CONTROL INTERNATIONAL LTD. AND

THE FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

COMBINED STATEMENTS OF OPERATIONS

Fiscal Years Ended September 30, 2011, September 24, 2010 and September 25, 2009

	2011	2010	2009
	($ in millions)
Net revenue	$3,648	$3,381	$3,492
Cost of revenue	2,478	2,251	2,259

Gross profit	1,170	1,130	1,233
Selling, general and administrative expenses	825	772	767
Goodwill impairment	35	—	—
Restructuring, asset impairment and divestiture charges, net (see Notes 2 and 3)	4	27	15

Operating income	306	331	451
Interest income	11	5	7
Interest expense	(52)	(55)	(66)
Other income, net	—	1	—

Income from continuing operations before income taxes	265	282	392
Income tax expense	(112)	(98)	(159)

Income from continuing operations	153	184	233
Income from discontinued operations, net of income taxes	172	17	29

Net income	325	201	262
Less: noncontrolling interest in subsidiaries net income	1	—	—

Net income attributable to Parent Company Equity	$324	$201	$262

Amounts attributable to Parent Company Equity:
Income from continuing operations	$152	$184	$233
Income from discontinued operations	172	17	29

Net income attributable to Parent Company Equity	$324	$201	$262

See Notes to Audited Combined Financial Statements

TYCO FLOW CONTROL INTERNATIONAL LTD. AND

THE FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

COMBINED BALANCE SHEETS

As of September 30, 2011 and September 24, 2010

	2011	2010
	($ in millions)
Assets
Current Assets:
Cash and cash equivalents	$122	$146
Accounts receivable trade, less allowance for doubtful accounts of $23 and $35, respectively	716	608
Inventories	772	644
Prepaid expenses and other current assets	180	115
Deferred income taxes	79	73
Assets held for sale	—	322

Total current assets	1,869	1,908
Property, plant and equipment, net	607	499
Goodwill	2,137	1,908
Intangible assets, net	127	66
Other assets	404	301

Total Assets	$5,144	$4,682

Liabilities and Parent Company Equity
Current Liabilities:
Current maturities of long-term debt, including allocated debt of nil and $98, respectively (see Note 7)	$—	$98
Accounts payable	336	299
Accrued and other current liabilities	532	459
Liabilities held for sale	—	99

Total current liabilities	868	955
Long-term debt, including allocated debt of $859 and $671, respectively (see Note 7)	876	689
Other liabilities	388	401

Total Liabilities	2,132	2,045

Commitments and contingencies (see Note 11)
Redeemable noncontrolling interest (see Note 15)	93	—

Parent Company Equity:
Parent company investment	2,430	2,050
Accumulated other comprehensive income	489	587

Total Parent Company Equity	2,919	2,637

Total Liabilities, Redeemable Noncontrolling Interest and Parent Company Equity	$5,144	$4,682

See Notes to Audited Combined Financial Statements

TYCO FLOW CONTROL INTERNATIONAL LTD. AND

THE FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

COMBINED STATEMENTS OF CASH FLOWS

Fiscal Years Ended September 30, 2011, September 24, 2010 and September 25, 2009

	2011	2010	2009
	($ in millions)
Cash Flows From Operating Activities:
Net income attributable to Parent Company Equity	$324	$201	$262
Noncontrolling interest in subsidiaries net income	1	—	—
Income from discontinued operations, net of income taxes	(172)	(17)	(29)

Income from continuing operations	153	184	233

Adjustments to reconcile net cash provided by (used in) operating activities:
Depreciation and amortization	72	67	63
Goodwill impairment	35	—	—
Non-cash compensation expense	12	12	11
Deferred income taxes	21	(37)	27
Provision for losses on accounts receivable and inventory	3	17	26
Other non-cash items	(8)	(1)	4
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:
Accounts receivable	(91)	52	(30)
Inventories	(94)	25	92
Prepaid expenses and other current assets	(21)	23	29
Accounts payable	28	16	(107)
Accrued and other liabilities	(12)	10	10
Income taxes payable	32	41	35
Deferred revenue	10	(2)	39
Other	21	(19)	(56)

Net cash provided by operating activities	161	388	376

Net cash (used in) provided by discontinued operating activities	(8)	20	36

Cash Flows From Investing Activities:
Capital expenditures	(82)	(98)	(100)
Proceeds from sale of fixed assets	3	7	4
Acquisition of businesses, net of cash acquired	(303)	(104)	(3)
Divestiture of businesses, net of cash divested	35	—	—
Other	6	3	1

Net cash used in investing activities	(341)	(192)	(98)

Net cash provided by discontinued investing activities	258	3	65

Cash Flows From Financing Activities:
Repayments of current maturities of long-term debt	(66)	(2)	—
Allocated debt activity	91	(110)	109
Change in due (from) to Tyco and affiliates	(96)	75	(49)
Change in parent company investment	(22)	(270)	(513)
Transfers from discontinued operations	250	23	101

Net cash provided by (used in) financing activities	157	(284)	(352)

Net cash used in discontinued financing activities	(250)	(23)	(101)

Effect of currency translation on cash	(1)	5	1
Net decrease in cash and cash equivalents	(24)	(83)	(73)
Cash and cash equivalents at beginning of year	146	229	302

Cash and cash equivalents at end of year	$122	$146	$229

Supplementary Cash Flow Information:
Interest paid	$48	$50	$62
Income taxes paid, net of refunds	58	93	98

See Notes to Audited Combined Financial Statements

TYCO FLOW CONTROL INTERNATIONAL LTD. AND

THE FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

COMBINED STATEMENTS OF PARENT COMPANY EQUITY

Fiscal Years Ended September 30, 2011, September 24, 2010 and September 25, 2009

	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent Company Equity
	($ in millions)
Balance as of September 26, 2008	$2,231	$648	$2,879
Comprehensive income:
Net income attributable to Parent Company Equity	262		262
Currency translation		16	16
Retirement plans, net of income tax expense of $1		(12)	(12)

Total comprehensive income			266
Net transfers to Parent	(433)		(433)
Cumulative effect of adopting a new accounting principle, net of income tax expense of nil and $3 (see Note 12)	(1)	8	7

Balance as of September 25, 2009	2,059	660	2,719
Comprehensive income:
Net income attributable to Parent Company Equity	201		201
Currency translation		(68)	(68)
Retirement plans, net of income tax benefit of $1		(5)	(5)

Total comprehensive income			128
Net transfers to Parent	(210)		(210)

Balance as of September 24, 2010	2,050	587	2,637
Comprehensive income:
Net income attributable to Parent Company Equity	324		324
Currency translation		(96)	(96)
Retirement plans net of income tax benefit of nil		(2)	(2)

Total comprehensive income			226
Net transfers from Parent	56		56

Balance as of September 30, 2011	$2,430	$489	$2,919

See Notes to Audited Combined Financial Statements

TYCO FLOW CONTROL INTERNATIONAL LTD. AND

THE FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Spin-Off—On September 19, 2011, Tyco International Ltd. announced that its board of directors approved a plan to separate Tyco International Ltd. (“Tyco” or “Parent”) into three separate, publicly traded companies (the “Spin-Off”), identifying Tyco Flow Control International Ltd. and the Flow Control Business of Tyco (the “Company” or “Flow Control”) as one of those three companies. The Spin-Off is expected to be completed by the end of the third calendar quarter of 2012 through a tax-free pro rata distribution of all of the equity interest in the flow control business. Upon completion of the Spin-Off, Tyco Flow Control International Ltd. will become the parent of the Company.

Completion of the proposed Spin-Off is subject to certain conditions, including final approval by the Tyco Board of Directors and shareholders, receipt of tax opinions and rulings and the filing and effectiveness of registration statements with the Securities and Exchange Commission (“SEC”). The Spin-Off will also be subject to the completion of any necessary financing.

Basis of Presentation—The Combined Financial Statements include the operations, assets and liabilities of Tyco Flow Control International Ltd., the entity that will be used to effect the separation from Tyco. The Combined Financial Statements also include the combined operations, assets and liabilities of the Flow Control Business of Tyco which are comprised of the legal entities that will be owned by Tyco Flow Control International Ltd. at the time of the Spin-Off. The Combined Financial Statements have been prepared in United States dollars (“USD”) and in accordance with generally accepted accounting principles in the United States (“GAAP”). Unless otherwise indicated, references to 2011, 2010 and 2009 are to Flow Control’s fiscal years ending September 30, 2011, September 24, 2010 and September 25, 2009, respectively.

Additionally, the Combined Financial Statements do not necessarily reflect what the Company’s combined results of operations, financial position and cash flows would have been had the Company operated as an independent, publicly traded company during the periods presented. To the extent that an asset, liability, revenue or expense is directly associated with the Company, it is reflected in the accompanying Combined Financial Statements. General corporate overhead, debt and related interest expense have been allocated by Tyco to the Company. Management believes such allocations are reasonable; however, they may not be indicative of the actual results of the Company had the Company been operating as an independent, publicly traded company for the periods presented or the amounts that will be incurred by the Company in the future. Note 7 (“Debt”) provides further information regarding debt related allocations and Note 8 (“Related Party Transactions”) provides further information regarding allocated expenses.

The Company has a 52 or 53-week fiscal year that ends on the last Friday in September. Fiscal year 2011 was a 53-week year. Fiscal years 2010 and 2009 were 52-week years.

The Company operates and reports financial and operating information in the following three reportable segments:

•	Valves & Controls—Designs, manufactures and markets valves, actuators and controls providing products, services and solutions throughout the energy and process industries.

•

Thermal Controls—Provides complete heat management solutions for heat tracing, floor heating, snow melting and de-icing, fire and performance wiring, specialty heating and sensing for industrial commercial and residential use.

•	Water & Environmental Systems—Designs, manufactures, installs and services products and environmental instrumentation relating to water and wastewater systems and air applications.

The Company also provides general corporate services to our segments and these costs are reported as Corporate.

The Company conducts business through its operating subsidiaries. All intercompany transactions have been eliminated. The results of companies acquired or disposed of during the year are included in the Combined Financial Statements from the effective date of acquisition or up to the date of disposal. See Notes 2 (“Divestitures”) and 4 (“Acquisitions”). References to the segment data are to the Company’s continuing operations.

Use of Estimates—The preparation of the Combined Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenue and expenses. Significant estimates in these Combined Financial Statements include restructuring charges, allowances for doubtful accounts receivable, estimates of future cash flows associated with asset impairments, useful lives for depreciation and amortization, loss contingencies (including legal, environmental and asbestos reserves), insurance reserves, net realizable value of inventories, estimated contract revenue and related costs, income taxes and tax valuation allowances and pension and postretirement employee benefit expenses. Actual results could differ materially from these estimates.

Revenue Recognition—Revenue from the sales of products is recognized at the time title and risks and rewards of ownership pass. This is generally when the products reach the free-on-board shipping point, the sales price is fixed and determinable and collection is reasonably assured.

Contract sales for construction-related projects are recorded primarily under the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related total cost of the project at completion. The extent of progress toward completion is generally measured based on the ratio of actual cost incurred to total estimated cost at completion. Revisions to cost estimates as contracts progress have the effect of increasing or decreasing profits each period. Provisions for anticipated losses are made in the period in which they become determinable.

Provisions for certain rebates, sales incentives, trade promotions, product returns and discounts to customers are accounted for as reductions in determining sales in the same period the related sales are recorded. These provisions are based on terms of arrangements with direct, indirect and other market participants. Rebates are estimated based on sales terms, historical experience and trend analysis.

Accounts receivable and other long-term receivables included retainage provisions of $10 million as of September 30, 2011 and $9 million as of September 24, 2010. There were no amounts unbilled as of both September 30, 2011 and September 24, 2010. As of September 30, 2011, the retainage provision included $9 million that is expected to be collected during fiscal year 2012.

Research and Development—Research and development (R&D) expenditures, which amounted to $18 million, $18 million and $11 million for 2011, 2010 and 2009, respectively, are expensed when incurred and are included in cost of revenue. R&D expenses include salaries, direct costs incurred and building and overhead expenses.

Advertising—Advertising costs, which amounted to $8 million, $6 million and $6 million for 2011, 2010 and 2009, respectively, are expensed when incurred and are included in selling, general and administrative expenses.

Acquisition and Integration Costs—Acquisition and integration costs are expensed when incurred and are included in selling, general and administrative expenses.

Translation of non-U.S. Currency—For the Company’s non-U.S. subsidiaries that account in a functional currency other than U.S. dollars, assets and liabilities are translated into U.S. dollars using period-end exchange rates. Revenue and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income in the Combined Statement of Parent Company Equity.

Gains and losses resulting from non-U.S. currency transactions are reflected in selling, general and administrative expenses.

Cash and Cash Equivalents—All highly liquid investments with original maturities of three months or less from the time of purchase are considered to be cash equivalents.

Allowance for Doubtful Accounts—The allowance for doubtful accounts receivable reflects the best estimate of probable losses inherent in Flow Control’s receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Inventories—Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value. The Company provides a reserve for estimated inventory obsolescence or unmarketable inventory equal to the difference between the cost of inventory and estimated fair value based on assumptions of future demand and market conditions. The Company ages its inventory with no recent demand and applies various valuation factors based on the length of time since the last demand from customers for such material.

Property, Plant and Equipment, Net—Property, plant and equipment, net is recorded at cost less accumulated depreciation. Depreciation expense for 2011, 2010 and 2009 was $65 million, $62 million and $60 million, respectively. Maintenance and repair expenditures are charged to expense when incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and related improvements	Up to 50 years
Leasehold improvements	Lesser of remaining term of the lease or economic useful life
Other machinery, equipment and furniture and fixtures	2 to 21 years

Long-Lived Asset Impairments—The Company reviews long-lived assets, including property, plant and equipment and amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. The Company performs undiscounted operating cash flow analyses to determine if impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, the Company groups assets and liabilities at the lowest level for which cash flows are separately identified. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Goodwill and Indefinite-Lived Intangible Asset Impairments—Goodwill and indefinite-lived intangible assets are assessed for impairment annually and more frequently if triggering events occur. See Note 6 (“Goodwill and Intangible Assets”). In performing these assessments, management relies on various factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors which require judgment in applying them to the testing of goodwill and indefinite-lived intangible assets for impairment. The Company performs its annual impairment tests for goodwill and indefinite-lived intangible assets on the first day of the fourth quarter of each year.

When testing for goodwill impairment, the Company first compares the fair value of a reporting unit with its carrying amount. Fair value for the goodwill impairment test is determined utilizing a discounted cash flow analysis based on the Company’s future budgets discounted using market participants’ weighted-average cost of capital and market indicators of terminal year cash flows. Other valuation methods are used to corroborate the discounted cash flow method. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired and further tests are performed to measure the amount of impairment loss. In the second step of the goodwill impairment test, the Company compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.

Parent Company Investment—Parent company investment in the Combined Balance Sheets represents Tyco’s historical investment in the Company, the Company’s accumulated net earnings after taxes and the net effect of transactions with and allocations from Tyco. Note 8 (“Related Party Transactions”) provides additional information regarding the allocation to the Company of various expenses incurred by Tyco.

Product Warranty—The Company records estimated product warranty costs at the time of sale. Products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly and appropriately maintained. Standard product warranties are implicit in our sales. However, in certain of our businesses, customers may negotiate additional warranties as an element of the purchase contract or as a separately purchased component. The warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor and in certain instances estimated property damage.

Environmental Costs—The Company is subject to laws and regulations relating to protecting the environment. It provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. See Note 11 (“Commitments and Contingencies”).

Income Taxes—For purposes of the Company’s Combined Financial Statements, income tax expense and deferred tax balances have been recorded as if it filed tax returns on a stand-alone basis separate from Tyco (“Separate Return Method”). The Separate Return Method applies the accounting guidance for income taxes to the stand-alone financial statements as if the Company was a separate taxpayer and a stand-alone enterprise for the periods presented. The calculation of income taxes for the Company on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. Historically, the Company has largely operated within Tyco’s group of legal entities, including several U.S. consolidated tax groups, various non-U.S. tax groups and stand alone non-U.S. subsidiaries. In certain instances, tax losses and credits utilized by the Company within the Tyco group of entities may not be available to the Company going forward. In other instances, tax losses or credits generated by Tyco’s other businesses will be available to the Company going forward after the Distribution.

In determining taxable income for the Company’s Combined Financial Statements, the Company must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In evaluating the Company’s ability to recover its deferred tax assets the Company considers all available evidence, positive and negative, including its past operating results, the existence of cumulative losses in the most recent years and its forecast of future taxable income. In estimating future taxable income, the Company develops assumptions including the amount of future pre-tax income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates it is using to manage the underlying businesses.

The Company currently has recorded valuation allowances that it will maintain until it is more-likely-than-not the deferred tax assets will be realized. The Company’s income tax expense recorded in the future may be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income including but not limited to any future restructuring activities may require that the Company record an additional valuation allowance against its deferred tax assets. An increase in the valuation allowance could result in additional income tax expense in such period and could have a significant impact on the Company’s future earnings.

The tax carryforwards reflected in the Company’s Combined Financial Statements are calculated on a hypothetical stand-alone income tax return basis. The tax carryforwards include net operating losses and tax credits. The Company’s post spin-off tax carryforwards will be different than those reflected in the Company’s Combined Financial Statements.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the affect of a tax rate or law change on the Company’s deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on the Company’s results of operations, financial condition or cash flows.

In addition, the calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determine the liabilities are no longer necessary. For purposes of the Company’s Combined Financial Statements, these estimated tax liabilities have been computed on a separate return basis.

Asbestos-Related Contingencies and Insurance Receivables—The Company and certain of its subsidiaries along with numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. The Company’s estimate of the liability and corresponding insurance recovery for pending and future claims and defense costs is predominantly based on claim experience over the past five years, and a projection which covers claims expected to be filed, including related defense costs, over the next seven years on an undiscounted basis. Due to the high degree of uncertainty regarding the pattern and length of time over which claims will be made and then settled or litigated, the Company uses multiple estimation methodologies based on varying scenarios of potential outcomes to estimate the range of loss. The Company has concluded that estimating the liability beyond the seven year period will not provide a reasonable estimate, as these uncertainties increase significantly as the projection period lengthens. However, it is possible claims will be received beyond the seven year period.

In connection with the recognition of liabilities for asbestos-related matters, the Company records asbestos-related insurance recoveries that are probable. The Company’s estimate of asbestos-related insurance recoveries represents estimated amounts due to the Company for previously paid and settled claims and the probable reimbursements relating to its estimated liability for pending and future claims. In determining the amount of insurance recoverable, the Company considers a number of factors, including available insurance, allocation methodologies, solvency and creditworthiness of the insurers.

Insurable Liabilities—The Company insures workers’ compensation, property, product, general and auto liabilities through a wholly owned subsidiary of Tyco, a captive insurance company, which retains the risk of loss. The captive’s policies covering these risks are deductible reimbursement policies. Tyco has insurance for losses in excess of the captive insurance company policies’ limits through third-party insurance companies.

These insurance costs have been allocated to the Company on a specific identification basis by Tyco. Management believes the allocations are reasonable; however, they may not be indicative of the actual insurance costs of the Company had the Company been operating as an independent, stand-alone entity for the periods presented. See Note 8 (“Related Party Transactions”).

Recently Issued Accounting Pronouncements—In June 2011, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance for the presentation of comprehensive income. The guidance amended the reporting of Other Comprehensive Income (“OCI”) by eliminating the option to present OCI as part of the Combined Statements of Parent Company Equity. The amendment will not impact the accounting for OCI, but only its presentation in the Company’s Combined Financial Statements. The guidance requires that items of net income and OCI be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements which include total net income and its components, consecutively followed by total OCI and its components to arrive at total comprehensive income. In December 2011, the FASB issued authoritative guidance to defer the effective date for those aspects of the guidance relating to the presentation of reclassification adjustments out of accumulated other comprehensive income by component. The guidance must be applied retrospectively and is effective for the Company in the first quarter of fiscal year 2013, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance.

In September 2011, the FASB issued authoritative guidance which expanded and enhanced the existing disclosures related to multi-employer pension and other postretirement benefit plans. The amendments require additional quantitative and qualitative disclosures to provide more detailed information including the significant multi-employer plans in which the Company participates, the level of the Company’s participation and contributions, and the financial health and indication of funded status, which will provide users of financial statements with a better understanding of the employer’s involvement in multi-employer benefit plans. The guidance must be applied retrospectively and is effective for the Company for the fiscal year 2012 annual period, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance along with what impact, if any, the guidance will have on its annual disclosures.

In September 2011, the FASB issued authoritative guidance which amends the process of testing goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not, defined as having a likelihood of more than fifty percent, that the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, performing the traditional two step goodwill impairment test is unnecessary. If an entity concludes otherwise, it would be required to perform the first step of the two step goodwill impairment test. If the carrying amount of the reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test. However, an entity has the option to bypass the qualitative assessment in any period and proceed directly to step one of the impairment test. The guidance is effective for the Company for interim and annual impairment testing beginning in the first quarter of fiscal year 2013, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance.

2.	DIVESTITURES

From time to time, the Company may dispose of businesses that do not align with its long-term strategy.

Fiscal Year 2011

On July 22, 2011, the Company sold its Israeli water business which was part of the Company’s Water & Environmental Systems segment. The sale was completed for approximately $35 million in cash proceeds and a

$7 million pre-tax gain was recorded within restructuring, asset impairment and divestiture charges, net in the Company’s Combined Statements of Operations.

On September 30, 2010, the Company sold its European water business which was part of the Company’s Water & Environmental Systems segment. The sale was completed for approximately $264 million in cash proceeds, net of $7 million of cash divested on sale, and a pre-tax gain of $174 million was recorded, which was largely exempt from tax. The gain was recorded in income from discontinued operations, net of income taxes in the Company’s Combined Statements of Operations.

Fiscal Year 2010

During fiscal year 2010, the Company completed the sale of its KD Valves business which was part of the Company’s Valves & Controls segment. The sale was completed for approximately $9 million in cash proceeds, net of $2 million of cash divested on sale, and a pre-tax gain of $1 million was recorded. The gain was recorded in income from discontinued operations, net of income taxes in the Company’s Combined Statements of Operations. Additionally, during the third quarter of 2010, the Company approved a plan to sell its European water business, which subsequently closed on September 30, 2010 as discussed in fiscal year 2011 above. These businesses met the held for sale and discontinued operations criteria and were included in discontinued operations for all periods presented.

Fiscal Year 2009

In July 2008, the Company substantially completed the sale of its Infrastructure Services business, which met the criteria to be presented as discontinued operations. In order to complete the sale of the remaining Infrastructure Services businesses, Earth Tech Brasil Ltda. (“ET Brasil”), the Earth Tech UK businesses and certain assets in China, the Company was required to obtain consents and approvals to transfer the legal ownership of the businesses and assets. By the fourth quarter of fiscal year 2009, the Company received all the necessary consents and approvals to transfer the legal ownership of the businesses and assets and received cash proceeds of $61 million. As a result of the fiscal year 2009 dispositions, a net pre-tax gain of $33 million was recorded in income from discontinued operations, net of income taxes in the Company’s Combined Statements of Operations for the year ended September 25, 2009.

During fiscal year 2009, the Company completed the sale of its Manibs business, which was part of the Company’s Water & Environmental Systems segment. The sale was completed for approximately $2 million of cash proceeds and a pre-tax loss of $5 million was recorded in income from discontinued operations, net of income taxes in the Company’s Combined Statements of Operations. The Company also completed the sale of its Nu Torque business, which was part of the Company’s Valves & Controls segment. The sale was completed for approximately $5 million of cash proceeds and a pre-tax loss of $1 million was recorded in income from discontinued operations, net of income taxes in the Company’s Combined Statements of Operations. Both business met the held for sale and discontinued operations criteria and were included in discontinued operations for all periods presented.

Financial information related to discontinued operations is as follows ($ millions):

	2011	2010	2009
Net revenue	$3	$330	$373

Pre-tax (loss) income from discontinued operations	$(5)	$28	$18
Pre-tax income (loss) on sale of discontinued operations	173	(1)	20
Income tax benefit (expense)	4	(10)	(9)

Income from discontinued operations, net of income taxes	$172	$17	$29

There were no material pending divestitures as of September 30, 2011. Balance sheet information for material pending divestitures as of September 24, 2010 was as follows ($ in millions):

2010
Accounts receivable, net	$70
Inventories	71
Prepaid expenses and other current assets	11
Property, plant and equipment, net	59
Goodwill and intangible assets, net	105
Other assets	6

Total assets	$322

Accounts payable	43
Accrued and other current liabilities	32
Other liabilities	24

Total liabilities	$99

3.	RESTRUCTURING AND ASSET IMPAIRMENT CHARGES, NET

From time to time, the Company will initiate various restructuring actions which result in employee severance, facility exit and other restructuring costs as are described below.

The Company recorded restructuring and asset impairment charges, net by program and classified these in the Combined Statement of Operations as follows ($ in millions):

	For the Year Ended September 30, 2011	For the Year Ended September 24, 2010	For the Year Ended September 25, 2009
2011 program	$11	$—	$—
2009 program	(1)	27	18

Total restructuring and asset impairment charges, net	$10	$27	$18

Charges reflected in cost of revenue	$—	$1	$3
Charges (credits) reflected in selling, general and administrative (“SG&A”)	(1)	(1)	—
Charges reflected in restructuring, asset impairment and divestiture charges, net	11	27	15
2011 Program

Restructuring and asset impairment charges, net, during the year ended September 30, 2011 are as follows ($ in millions):

	For the Year Ended September 30, 2011
	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in SG&A	Total
Valves & Controls	$3	$3	$(1)	$5
Thermal Controls	2	—	—	2
Water & Environmental Systems	4	—	—	4

Total	$9	$3	$(1)	$11

The rollforward of the reserves from September 24, 2010 to September 30, 2011 is as follows ($ in millions):

Balance as of September 24, 2010	$—
Charges	13
Reversals	(1)
Utilization	(6)

Balance as of September 30, 2011	$6

Restructuring reserves for businesses that have met the held for sale criteria are included in liabilities held for sale on the Combined Balance Sheets and excluded from the table above. See Note 2 (“Divestitures”).

2009 Program

Restructuring and asset impairment charges, net, during the years ended September 30, 2011, September 24, 2010 and September 25, 2009 related to the restructuring actions identified during fiscal year 2010 and 2009 are as follows ($ in millions):

	For the Year Ended September 30, 2011
	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in Cost of Revenue	Charges Reflected in SG&A	Total
Valves & Controls	$(1)	$—	$—	$—	$(1)
Thermal Controls	—	—	—	—	—
Water & Environmental Systems	—	—	—	—	—
Corporate	—	—	—	—	—

Total	$(1)	$—	$—	$—	$(1)

	For the Year Ended September 24, 2010
	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in Cost of Revenue	Charges Reflected in SG&A	Total
Valves & Controls	$11	$7	$—	$(1)	$17
Thermal Controls	2	1	—	—	3
Water & Environmental Systems	3	—	—	—	3
Corporate	3	—	1	—	4

Total	$19	$8	$1	$(1)	$27

	For the Year Ended September 25, 2009
	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in Cost of Revenue	Total
Valves & Controls	$5	$4	$—	$9
Thermal Controls	3	—	—	3
Water & Environmental Systems	2	2	—	4
Corporate	2	(3)	3	2

Total	$12	$3	$3	$18

Restructuring and asset impairment charges, net, incurred cumulative to date from initiation of the 2009 Program are as follows ($ in millions):

	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in Cost of Revenue	Charges Reflected in SG&A	Total
Valves & Controls	$15	$11	$—	$(1)	$25
Thermal Controls	5	1	—	—	6
Water & Environmental Systems	5	2	—	—	7
Corporate	5	(3)	4	—	6

Total	$30	$11	$4	$(1)	$44

The rollforward of the reserves from September 24, 2010 to September 30, 2011 is as follows ($ in millions):

Balance as of September 24, 2010	$12
Charges	3
Reversals	(4)
Utilization	(9)

Balance as of September 30, 2011	$2

Restructuring reserves for businesses that have met the held for sale criteria are included in liabilities held for sale on the Combined Balance Sheets and excluded from the table above. See Note 2 (“Divestitures”).

Total Restructuring Reserves

As of September 30, 2011 and September 24, 2010, restructuring reserves related to all programs were included in the Company’s Combined Balance Sheets as follows ($ in millions):

	As of September 30, 2011	As of September 24, 2010
Accrued and other current liabilities	$8	$12

4.	ACQUISITIONS

Fiscal Year 2011

During the year ended September 30, 2011, cash paid for acquisitions included in continuing operations totaled $303 million, net of cash acquired of $1 million, which primarily related to the acquisition of KEF Holdings Ltd. (“KEF”). On June 29, 2011, the Company’s Valves & Controls segment acquired a 75% equity interest in privately-held KEF, a vertically integrated valve manufacturer in the Middle East for approximately $295 million, net of cash acquired of $1 million.

In connection with the acquisition of KEF during the year ended September 30, 2011, the Company acquired $64 million of debt, substantially all of which was paid as of September 30, 2011. In accordance with the terms and conditions of the KEF acquisition agreement, beginning the first full fiscal quarter following the third anniversary of the KEF acquisition date, the Company has the right to acquire and the noncontrolling interest stakeholder has the right to sell to the Company the remaining 25% equity interest for the greater of $100 million or a multiple of KEF’s average earnings before income taxes, depreciation and amortization (“EBITDA”) for the prior twelve consecutive fiscal quarters. As the right to sell is exercisable by the noncontrolling interest stakeholder, the remaining 25% equity interest has been accounted for as a redeemable noncontrolling interest. See Note 15 (“Redeemable Noncontrolling Interest”).

Fiscal Year 2010

During the year ended September 24, 2010, cash paid for acquisitions included in continuing operations totaled $104 million, net of cash acquired of $1 million. These acquisitions were made by the Company’s Valves & Controls segment, which acquired two Brazilian valve companies, including Hiter Industria e Comercio de Controle Termo- Hidraulico Ltda (“Hiter”), a valve manufacturer which serves a variety of industries including the oil & gas, chemical and petrochemical markets.

Fiscal Year 2009

During the year ended September 25, 2009, cash paid for acquisitions included in continuing operations totaled $3 million, net of cash acquired of $1 million.

5.	INCOME TAXES

The Company’s operating results have been included in Tyco’s various consolidated U.S. federal and state income tax returns, as well as included in many of Tyco’s tax filings for non-U.S. jurisdictions. For purposes of the Company’s Combined Financial Statements, income tax expense and deferred tax balances have been recorded as if it filed tax returns on a stand-alone basis separate from Tyco. Additionally, the carve-out financial statements reflect the Company as having the same historic structure of Tyco as a Swiss based company. At the time of the proposed Spin-Off, the Company will be Swiss domiciled. The Separate Return Method applies the accounting guidance for income taxes to the stand-alone financial statements as if the Company was a separate taxpayer and a stand-alone enterprise for the periods presented.

Tyco Flow Control International Ltd. a holding company and Swiss resident, is exempt from cantonal and communal income tax in Switzerland, but is subject to Swiss federal income tax. At the federal level, qualifying net dividend income and net capital gains on the sale of qualifying investments in subsidiaries are exempt from Swiss federal income tax. Consequently, Tyco Flow Control International Ltd. expects dividends from its subsidiaries and capital gains from sales of investments in its subsidiaries to be exempt from Swiss federal income tax.

The Company conducts operations through its various subsidiaries in a number of countries throughout the world. Income (loss) from continuing operations before income taxes is as follows ($ in millions):

	2011	2010	2009
Swiss	$33	$34	$(17)
Non-Swiss	232	248	409

Total	$265	$282	$392

The current and deferred components of the income tax provision for the years ended September 30, 2011, September 24, 2010 and September 25, 2009 are as follows ($ in millions):

	2011	2010	2009
Current income tax provision	$91	$135	$132
Deferred income tax provision (benefit)	21	(37)	27

Income tax expense	$112	$98	$159

Effective tax rate	42.3%	34.8%	40.6%

The reconciliation between the effective tax rate on income from continuing operations and the Swiss Holding Company statutory tax rate of 7.83% for the years ended September 30, 2011, September 24, 2010 and September 25, 2009 are as follows ($ in millions):

	2011	2010	2009
Tax at the statutory tax rate	$21	$22	$31
Increases (decreases) in taxes due to:
Taxes on earnings subject to rates different than the Swiss rate	64	67	112
Nondeductible charges	19	10	16
Nondeductible goodwill impairment	11	—	—
Other, net	(3)	(1)	—

Provision for income taxes	$112	$98	$159

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax asset as of September 30, 2011 and September 24, 2010 are as follows ($ in millions):

	2011	2010
Deferred tax assets:
Goodwill	$198	$173
Accrued liabilities and reserves	60	70
Tax loss and credit carryforwards	81	87
Postretirement benefits	25	27
Inventories	35	34
Other	24	7

	$423	$398

Deferred tax liabilities:
Property, plant and equipment	(10)	(7)
Intangible assets	(56)	(51)
Other	(19)	—

	$(85)	$(58)

Net deferred tax asset before valuation allowance	338	340
Valuation allowance	(261)	(230)

Net deferred tax asset	$77	$110

The goodwill deferred tax asset relates to a prior internal restructuring which resulted in a step up in tax goodwill with no change in book goodwill. The Company’s contribution to Tyco’s tax losses and tax credits on a separate return basis has been included in these Combined Financial Statements. In certain instances, tax losses and tax credits generated by Tyco’s other businesses will be available to the Company after the Distribution. As of September 30, 2011, the Company had $404 million of net operating loss carryforwards in certain non-U.S. jurisdictions. Of these, $350 million have no expiration, and the remaining $54 million will expire in future years through 2030. In the U.S., there were no material federal and approximately $67 million of state net operating loss carryforwards as of September 30, 2011, which will expire in future years through 2030.

The valuation allowance for deferred tax assets of $261 million and $230 million as of September 30, 2011 and September 24, 2010, respectively, relate principally to the uncertainty of the utilization of certain non-U.S. deferred tax assets. The goodwill deferred tax asset has a full valuation allowance against it. The Company believes that it will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on the Company’s Combined Balance Sheets.

As of September 30, 2011 and September 24, 2010, the Company had unrecognized tax benefits of $36 million and $35 million, respectively, of which $34 million and $33 million, if recognized, would affect the effective tax rate. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. The Company had accrued interest and penalties related to the unrecognized tax benefits of $11 million and $8 million as of September 30, 2011 and September 24, 2010, respectively. The Company recognized $3 million, nil and $3 million of income tax expense for interest and penalties related to unrecognized tax benefits for the periods ended September 30, 2011, September 24, 2010 and September 25, 2009, respectively.

A rollforward of unrecognized tax benefits as of September 30, 2011, September 24, 2010 and September 25, 2009 is as follows (in millions):

	2011	2010	2009
Balance as of beginning of year	$35	$45	$70
Additions based on tax positions related to the current year	—	2	8
Additions based on tax positions related to prior years	3	12	7
Reductions based on tax positions related to prior years	(1)	(20)	(36)
Reductions related to settlements	—	—	(1)
Reductions related to lapse of the applicable statute of limitations	—	(4)	(4)
Currency translation adjustments	(1)	—	1

Balance as of end of year	$36	$35	$45

Substantially all of the reductions based on tax positions related to prior years for the periods ending September 24, 2010 and September 25, 2009 relate to reserve releases for which no tax benefit resulted. The Company does not anticipate the total amount of the unrecognized tax benefits to change significantly within the next twelve months.

Many of the Company’s uncertain tax positions relate to tax years that remain subject to audit by the taxing authorities in the U.S. federal, state and local or foreign jurisdictions. Open tax years in significant jurisdictions are as follows:

Jurisdiction	Years Open To Audit
Australia	2004 – 2011
Canada	2002 – 2011
France	1999 – 2011
Germany	1998 – 2011
Italy	2004 – 2011
Switzerland	2002 – 2011
United States	1997 – 2011

Undistributed Earnings of Subsidiaries

Except for earnings that are currently distributed, no additional material provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries, since the earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of the distribution of such earnings. A liability could arise if amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

Tax Sharing Agreement and Other Income Tax Matters

In connection with the Spin-Off from Tyco, Tyco Flow Control International Ltd. expects to enter into a tax sharing agreement with Tyco and The ADT Corporation (the “2012 Tax Sharing Agreement”) that will govern the rights and obligations of Tyco Flow Control International Ltd., Tyco and The ADT Corporation for certain pre-Distribution tax liabilities, including Tyco’s obligations under the tax sharing agreement among Tyco, Covidien Ltd. (“Covidien”) and TE Connectivity Ltd. (“TE Connectivity”) entered into in 2007 (the “2007 Tax Sharing Agreement”). Tyco Flow Control International Ltd. expects that the 2012 Tax Sharing Agreement will provide that Tyco Flow Control International Ltd., Tyco and The ADT Corporation will share (i) certain pre-Distribution income tax liabilities that arise from adjustments made by tax authorities to Tyco Flow Control International Ltd.’s, Tyco’s and The ADT Corporation’s U.S. and certain non-U.S. income tax returns, and (ii) payments required to be made by Tyco with respect to the 2007 Tax Sharing Agreement (collectively, “Shared Tax Liabilities”). Tyco will be responsible for the first $500 million of Shared Tax Liabilities. Tyco Flow Control International Ltd. and The ADT Corporation will share 42% and 58%, respectively, of the next $225 million of Shared Tax Liabilities. Tyco Flow Control International Ltd., The ADT Corporation and Tyco will share 20%, 27.5% and 52.5%, respectively, of Shared Tax Liabilities above $725 million.

In the event the Distribution, The ADT Corporation Spin-Off, or certain internal transactions undertaken in connection therewith were determined to be taxable as a result of actions taken after the Distribution by Tyco Flow Control International Ltd., The ADT Corporation or Tyco, the party responsible for such failure would be responsible for all taxes imposed on Tyco Flow Control International Ltd., The ADT Corporation or Tyco as a result thereof. Taxes resulting from the determination that the Distribution, The ADT Corporation Spin-Off, or any internal transaction is taxable are referred to herein as “Distribution Taxes.” If such failure is not the result of actions taken after the Distribution by Tyco Flow Control International Ltd., The ADT Corporation or Tyco, then Tyco Flow Control International Ltd., The ADT Corporation and Tyco would be responsible for any Distribution Taxes imposed on Tyco Flow Control International Ltd., The ADT Corporation or Tyco as a result of such determination in the same manner and in the same proportions as the Shared Tax Liabilities. The ADT Corporation will have sole responsibility for any income tax liability arising as a result of Tyco’s acquisition of Brink’s Home Security Holdings, Inc. (“BHS”) in May 2010, including any liability of BHS under the tax sharing agreement between BHS and The Brink’s Company dated October 31, 2008 (collectively, the “BHS Tax Liabilities”). Costs and expenses associated with the management of Shared Tax Liabilities, Distribution Taxes and BHS Tax Liabilities will generally be shared 20% by Tyco Flow Control International Ltd., 27.5% by The ADT Corporation and 52.5% by Tyco. Tyco Flow Control International Ltd. will be responsible for all of our own taxes that are not shared pursuant to the 2012 Tax Sharing Agreement’s sharing formulae. In addition, Tyco and The ADT Corporation are responsible for their tax liabilities that are not subject to the 2012 Tax Sharing Agreement’s sharing formulae.

The 2012 Tax Sharing Agreement is also expected to provide that, if any party were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party’s fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the 2012 Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, Tyco Flow Control International Ltd. could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, Tyco Flow Control International Ltd. may be obligated to pay amounts in excess of our agreed-upon share of Tyco Flow Control International Ltd.’s, Tyco’s and The ADT Corporation’s tax liabilities.

6.	GOODWILL AND INTANGIBLE ASSETS

Annually, in the fiscal fourth quarter, and more frequently if triggering events occur, the Company tests goodwill for impairment by comparing the fair value of each reporting unit with its carrying amount. Fair value for each reporting unit is determined utilizing a discounted cash flow analysis based on the Company’s forecast cash flows discounted using an estimated weighted-average cost of capital of market participants. A market approach is utilized to corroborate the discounted cash flow analysis performed at each reporting unit. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired. In determining fair value, management relies on and considers a number of factors, including operating results, business plans, economic projections, anticipated future cash flow, comparable market transactions (to the extent available), other market data and the Company’s overall market capitalization.

In the first quarter of 2011, the Company changed its reporting units of its Water & Environmental Systems segment. As a result, the Company assessed the recoverability of the long-lived assets of each of the segment’s two reporting units. The Company concluded that the carrying amounts of its long-lived assets were recoverable. Subsequently, the Company performed the first step of the goodwill impairment test for the reporting units of our Water & Environmental Systems segment.

To perform the first step of the goodwill impairment test, the Company compared the carrying amounts of the reporting units to their estimated fair values. Fair value for each reporting unit was determined utilizing a discounted cash flow analysis based on forecast cash flows (including estimated underlying revenue and operating income growth rates) discounted using an estimated weighted-average cost of capital of market participants. The results of the first step of the goodwill impairment test indicated there was a potential impairment of goodwill in the Systems reporting unit only, as the carrying amount of the reporting unit exceeded its respective fair value. As a result, the Company performed the second step of the goodwill impairment test for this reporting unit by comparing the implied fair value of reporting unit goodwill with the carrying amount of the reporting unit’s goodwill. The results of the second step of the goodwill impairment test indicated that the implied goodwill amount was less than the carrying amount of goodwill for the Systems reporting unit. Accordingly, the Company recorded a non-cash impairment charge of $35 million which was recorded in goodwill impairment in the Company’s Combined Statement of Operations for the quarter ended December 24, 2010.

There were no goodwill impairments as a result of performing the Company’s 2011, 2010 and 2009 annual impairment tests.

The changes in the carrying amount of goodwill by segment for 2011 and 2010 are as follows ($ in millions):

	As of September 24, 2010	Acquisitions/ Purchase Accounting Adjustments	Impairments	Divestitures	Currency Translation Adjustments	As of September 30, 2011
Valves & Controls
Gross Goodwill	$1,281	$249	$—	$—	$15	$1,545
Impairments	—	—	—	—	—	—

Carrying Amount of Goodwill	1,281	249	—	—	15	1,545

Thermal Controls
Gross Goodwill	307	—	—	—	6	313
Impairments	—	—	—	—	—	—

Carrying Amount of Goodwill	307	—	—	—	6	313

Water & Environmental Systems
Gross Goodwill	320	3	—	(14)	5	314
Impairments	—	—	(35)	—	—	(35)

Carrying Amount of Goodwill	320	3	(35)	(14)	5	279

TOTAL
Gross Goodwill	1,908	252	—	(14)	26	2,172
Impairments	—	—	(35)	—	—	(35)

Carrying Amount of Goodwill	$1,908	$252	$(35)	$(14)	$26	$2,137

	As of September 25, 2009	Acquisitions/ Purchase Accounting Adjustments	Divestitures	Currency Translation Adjustments	As of September 24, 2010
Valves & Controls
Gross Goodwill	$1,243	$77	$(5)	$(34)	$1,281
Impairments	—	—	—	—	—

Carrying Amount of Goodwill	1,243	77	(5)	(34)	1,281

Thermal Controls
Gross Goodwill	315	—	—	(8)	307
Impairments	—	—	—	—	—

Carrying Amount of Goodwill	315	—	—	(8)	307

Water & Environmental Systems
Gross Goodwill	435	—	(99)	(16)	320
Impairments	—	—	—	—	—

Carrying Amount of Goodwill	435	—	(99)	(16)	320

TOTAL
Gross Goodwill	1,993	77	(104)	(58)	1,908
Impairments	—	—	—	—	—

Carrying Amount of Goodwill	$1,993	$77	$(104)	$(58)	$1,908

Fiscal year 2011 and 2010 Intangible Assets

The Company tests indefinite-lived intangible assets for impairment at the same time it tests goodwill. There were no indefinite-lived intangible asset impairments in fiscal year 2011, 2010 and 2009.

The following table sets forth the gross carrying amounts and accumulated amortization of the Company’s intangible assets as of September 30, 2011 and September 24, 2010.

	September 30, 2011		September 24, 2010
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable:
Contracts and related customer relationships	$87	$5	$28	$2
Intellectual property	89	50	81	49
Other	6	5	7	5

Total	$182	$60	$116	$56

Non-Amortizable	$5		$6

Intangible asset amortization expense for 2011, 2010 and 2009 was $7 million, $5 million and $3 million, respectively. As of September 30, 2011, the weighted-average amortization period for contracts and related customer relationships, intellectual property, other and total intangible assets were 11 years, 27 years, 26 years and 16 years, respectively.

The estimated aggregate amortization expense on intangible assets is expected to be approximately $15 million for 2012, $11 million for 2013, $10 million for 2014, $10 million for 2015, $10 million for 2016 and $66 million for 2017 and thereafter.

7.	DEBT

Debt as of September 30, 2011 and September 24, 2010 is as follows ($ in millions):

	September 30, 2011	September 24, 2010
Current maturities of long-term debt:
Allocated debt	$—	$98

Long-term debt:
Allocated debt	859	671
Capital lease obligations	17	18

Total long-term debt	876	689

Total debt	$876	$787

Tyco used a centralized approach to cash management and financing of its operations excluding debt directly incurred by any of its businesses, such as capital lease obligations. Accordingly, Tyco’s consolidated debt and related interest expense, exclusive of amounts incurred directly by the Company, have been allocated to the Company based on an assessment of the Company’s share of external debt using historical data. Interest expense was allocated in the same proportions as debt and includes the impact of interest rate swap agreements designated as fair value hedges. For fiscal year 2011, 2010 and 2009, Tyco has allocated to the Company interest expense of $50 million, $53 million and $61 million, respectively. The fair value of the Company’s allocated debt was $996 million and $894 million as of September 30, 2011 and September 24, 2010, respectively. The fair value of its debt was allocated in the same proportions as Tyco’s external debt. In addition, cash paid for interest was allocated in the same proportion as Tyco’s external debt, which is presented on the Combined Statements of Cash Flows.

Management believes the allocation basis for debt and interest expense is reasonable based on an assessment of historical data. However, these amounts may not be indicative of the actual amounts that the Company would have incurred had the Company been operating as an independent, publicly-traded company for the periods presented. The Company expects to issue third-party debt based on an anticipated initial post-separation capital structure for the Company. The amount of debt which could be incurred may materially differ from the amounts presented herein.

8.	RELATED PARTY TRANSACTIONS

Cash Management—Tyco used a centralized approach to cash management and financing of operations. The Company’s cash was available for use and was regularly “swept” by Tyco at its discretion. Transfers of cash both to and from Tyco are included within parent company investment on the Combined Statements of Parent Company Equity. The main components of the net transfers (to)/from Parent are cash pooling and general financing activities, cash transfers for acquisitions, divestitures, investments and various allocations from Tyco.

Trade Activity—Accounts receivable includes $3 million and $4 million of receivables from Tyco and its affiliates as of September 30, 2011 and September 24, 2010, respectively. These amounts primarily relate to sales of certain products which totaled $17 million, $16 million and $18 million for fiscal year 2011, 2010 and 2009, respectively, and associated cost of revenue of $12 million, $9 million and $11 million for fiscal year 2011, 2010 and 2009, respectively.

Service and Lending Arrangement with Tyco Affiliates—The Company has various debt and cash pool agreements with Tyco affiliates, which are executed outside of the normal Tyco centralized approach to cash management and financing of operations. Other assets include $122 million and $35 million of receivables from Tyco affiliates as of September 30, 2011 and September 24, 2010, respectively. Accrued and other current liabilities include $32 million and nil of payables to Tyco affiliates as of September 30, 2011 and September 24, 2010, respectively. Other liabilities include $41 million and $80 million of payables to Tyco affiliates as of September 30, 2011 and September 24, 2010, respectively.

Additionally, the Company, Tyco and its affiliates pay for expenses on behalf of each other. Accrued and other current liabilities include $11 million and $10 million of payables to Tyco and its affiliates as of September 30, 2011 and September 24, 2010, respectively.

Interest Income and Interest Expense—The Company recognized $1 million, $2 million and $4 million of interest expense and $5 million, nil and $2 million of interest income associated with the lending arrangements with Tyco affiliates during fiscal year 2011, 2010 and 2009, respectively.

Debt and Related Items—The Company was allocated a portion of Tyco’s consolidated debt and interest expense. Note 7 (“Debt”) provides further information regarding these allocations.

Insurable Liabilities—From fiscal year 2009 through fiscal year 2011, the Company was insured for workers’ compensation, property, general and auto liabilities by a captive insurance company that was wholly owned by Tyco. The Company was insured for product liability by the captive insurance company from fiscal year 2010 through fiscal year 2011. Tyco has insurance for losses in excess of the captive insurance company policies’ limits through third-party insurance companies. The Company paid a premium in each year to obtain insurance coverage during these periods. Premiums expensed by the Company were $9 million, $11 million and $11 million in 2011, 2010 and 2009, respectively, and are included in the selling, general and administrative expenses in the Combined Statements of Operations.

The Company maintains liabilities related to workers’ compensation, property, general, product and auto liabilities. As of September 30, 2011 and September 24, 2010, the Company maintained liabilities reflected in the Combined Balance Sheets of $21 million and $19 million, respectively, for both periods, with an offsetting insurance asset of the same amount due from Tyco.

Allocated Expenses—The Company was allocated corporate overhead expenses from Tyco for corporate related functions based on the relative proportion of either the Company’s headcount or net revenue to Tyco’s consolidated headcount or net revenue. Corporate overhead expenses primarily related to centralized corporate functions, including finance, treasury, tax, legal, information technology, internal audit, human resources and risk management functions. During fiscal year 2011, 2010 and 2009, the Company was allocated $52 million, $54 million and $55 million, respectively, of general corporate expenses incurred by Tyco which are included within selling, general and administrative expenses in the Combined Statements of Operations.

Management believes the assumptions and methodologies underlying the allocations of general corporate overhead from Tyco are reasonable. However, such expenses may not be indicative of the actual results of the Company had the Company been operating as an independent, publicly traded company or the amounts that will be incurred by the Company in the future. As a result, the financial information herein may not necessarily reflect the combined financial position, results of operations and cash flows of the Company in the future or what it would have been had the Company been an independent, publicly traded company during the periods presented.

Transaction with Tyco’s Directors—During fiscal year 2011, 2010 and 2009, the Company engaged in commercial transactions in the normal course of business with companies where Tyco’s Directors were employed and served as officers. During each of these periods, the Company’s purchases from such companies aggregated less than one percent of combined net revenue.

9.	GUARANTEES

In certain situations, Tyco has guaranteed the Company’s performance to third parties or has provided financial guarantees for financial commitments of the Company. Tyco and the Company intend to obtain releases from these guarantees in connection with the Spin-Off. In situations where the Company and Tyco are unable to obtain a release, the Company will indemnify Tyco for any losses it suffers as a result of such guarantees.

In disposing of assets or businesses, the Company often provides representations, warranties and indemnities to cover various risks including unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. The Company does not have the ability to reasonably estimate the potential liability from such indemnities due to the inchoate nature and unknown future of such potential liabilities. However, the Company has no reason to believe that these uncertainties would have a material adverse effect on the Company’s financial position, results of operations or cash flows.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company’s financial position, results of operations or cash flows.

As of September 30, 2011, the Company had total outstanding letters of credit and bank guarantees of approximately $285 million.

The Company records estimated product warranty costs at the time of sale. See Note 1 (“Basis of Presentation and Summary of Significant Accounting Policies”).

The changes in the carrying amount of the Company’s warranty accrual from September 24, 2010 to September 30, 2011 were as follows ($ in millions):

Balance as of September 24, 2010	$20
Warranties issued	6
Changes in estimates	(2)
Settlements	(6)

Balance as of September 30, 2011	$18

10.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, debt and derivative financial instruments. The fair value of cash and cash equivalents, accounts receivable and accounts payable approximated book value as of September 30, 2011 and September 24, 2010. The fair value of derivative financial instruments was not material to any of the periods presented. See Note 7 (“Debt”) for information relating to the fair value of debt.

Derivative Instruments

In the normal course of business, the Company is exposed to market risk arising from changes in currency exchange rates and commodity prices. The Company uses derivative financial instruments to manage exposures to non-U.S. currency and commodity price risks. The Company’s objective for utilizing derivative financial instruments is to manage these risks using the most effective methods to eliminate or reduce the impacts of these exposures. The Company does not use derivative financial instruments for trading or speculative purposes.

All derivative financial instruments are reported on the Combined Balance Sheet at fair value with changes in the fair value of the derivative financial instruments recognized currently in the Company’s Combined Statement of Operations. The derivative financial instruments and impact of such changes in the fair value of the derivative financial instruments was not material to the Combined Balance Sheets as of September 30, 2011 and September 24, 2010 or Combined Statements of Operations and Statements of Cash Flows for the years ended September 30, 2011, September 24, 2010 and September 25, 2009.

Non-U.S. Currency Exposures

The Company manages non-U.S. currency exchange rate risk through the use of derivative financial instruments comprised principally of forward contracts on non-U.S. currencies which are not designated as hedging instruments for accounting purposes. The objective of the derivative instruments is to minimize the income statement impact and potential variability in cash flows associated with intercompany loans and accounts receivable, accounts payable and forecasted transactions that are denominated in certain non-U.S. currencies. As of September 30, 2011 and September 24, 2010, the total gross notional amount of the Company’s non-U.S. exchange contracts was $70 million and $43 million, respectively.

As an independent, publicly traded company, the Company may enter into additional hedge contracts in order to manage its foreign exchange risk associated with its internal financing structure.

Commodity Exposures

During fiscal year 2011 and 2010, the Company entered into commodity swaps for copper which are not designated as hedging instruments for accounting purposes. These swaps did not have a material impact on the Company’s financial position, results of operations or cash flows.

11.	COMMITMENTS AND CONTINGENCIES

Following is a schedule of minimum lease payments for non-cancelable leases as of September 30, 2011 ($ in millions):

	Operating Leases	Capital Leases
Fiscal 2012	$27	$2
Fiscal 2013	23	2
Fiscal 2014	17	2
Fiscal 2015	11	3
Fiscal 2016	8	4
Thereafter	21	5

Total minimum lease payments	$107	$18

Less: amount representing interest		1

Total minimum lease payments less amount representing interest		$17

Rental expense under facility, vehicle and equipment operating leases was $59 million, $50 million and $42 million for 2011, 2010 and 2009, respectively.

The Company also has purchase obligations related to commitments to purchase certain goods and services. As of September 30, 2011, such obligations were as follows: $248 million in 2012, $3 million in 2013 and $1 million in 2014.

Environmental Matters

The Company is involved in environmental remediation and legal proceedings related to its current business and, pursuant to certain indemnification obligations, related to a formerly owned business (Mueller). The Company is responsible, or alleged to be responsible, for ongoing environmental investigation and remediation of sites in several countries. These sites are in various stages of investigation and/or remediation and at some of these sites its liability is considered de minimis. The Company has received notification from the U.S.

Environmental Protection Agency (“EPA”), and from similar state and non-U.S. environmental agencies, that several sites formerly or currently owned and/or operated by the Company, and other properties or water supplies that may be or have been impacted from those operations, contain disposed or recycled materials or wastes and require environmental investigation and/or remediation. These sites include instances where the Company has been identified as a potentially responsible party under U.S. federal, state and/or non-U.S. environmental laws and regulations.

The Company’s accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. It can be difficult to estimate reliably the final costs of investigation and remediation due to various factors. In the Company’s opinion, the total amount accrued is appropriate based on facts and circumstances as currently known. Based upon the Company’s experience, current information regarding known contingencies and applicable laws, the Company concluded that it is probable that it would incur remedial costs in the range of approximately $7 million to $20 million as of September 30, 2011. As of September 30, 2011, the Company concluded that the best estimate within this range is approximately $11 million, of which $8 million is included in accrued and other current liabilities and $3 million is included in other liabilities in the Combined Balance Sheet. The Company does not anticipate that these environmental conditions will have a material adverse effect on its combined financial position, results of operations or cash flows. However, unknown conditions or new details about existing conditions may give rise to environmental liabilities that could have a material adverse effect on the Company in the future.

Asbestos Matters

The Company and certain of its subsidiaries along with numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. These cases typically involve product liability claims based primarily on allegations of the manufacture, sale or distribution of industrial products that either contained asbestos or were attached to or used with asbestos-containing components manufactured by third-parties. Each case typically names between dozens to hundreds of corporate defendants. While the Company has observed an increase in the number of these lawsuits over the past several years, including lawsuits by plaintiffs with mesothelioma-related claims, a large percentage of these suits have not presented viable legal claims and, as a result, have been dismissed by the courts. The Company’s strategy has been, and continues to be, to mount a vigorous defense aimed at having unsubstantiated suits dismissed, and, where appropriate, settling suits before trial. Although a large percentage of litigated suits have been dismissed, the Company cannot predict the extent to which it will be successful in resolving lawsuits in the future.

As of September 30, 2011, there were approximately 1,400 lawsuits pending against the Company, its subsidiaries or entities for which the Company has assumed responsibility. Each lawsuit typically includes several claims, and the Company had approximately 2,000 claims outstanding as of September 30, 2011. This amount is not adjusted for claims that are not actively being prosecuted, identified incorrect defendants, or duplicated other actions, which would ultimately reflect the Company’s current estimate of the number of viable claims made against it, its affiliates, or entities for which it has assumed responsibility in connection with acquisitions or divestitures.

Annually, the Company performs an analysis with the assistance of outside counsel and other experts to update its estimated asbestos-related assets and liabilities. Due to a high degree of uncertainty regarding the pattern and length of time over which claims will be made and then settled or litigated, the Company uses multiple estimation methodologies based on varying scenarios of potential outcomes to estimate the range of loss. The Company’s estimate of the liability and corresponding insurance recovery for pending and future claims and defense costs is predominantly based on claim experience over the past five years, and a projection which covers claims expected to be filed, including related defense costs, over the next seven years on an undiscounted basis. The Company has concluded that estimating the liability beyond the seven year period will not provide a reasonable estimate, as these uncertainties increase significantly as the projection period lengthens.

The Company’s estimate of asbestos-related insurance recoveries represents estimated amounts due to the Company for previously paid and settled claims and the probable reimbursements relating to its estimated liability for pending and future claims. In determining the amount of insurance recoverable, the Company considers a number of factors, including available insurance, allocation methodologies, solvency and creditworthiness of the insurers.

On a quarterly basis, the Company re-evaluates the assumptions used to perform the annual analysis and records an expense as necessary to reflect changes in its estimated liability and related insurance asset. As of September 30, 2011, the Company’s estimated net liability of $3 million was recorded within the Company’s Combined Balance Sheet as a liability for pending and future claims and related defense costs of $27 million, and separately as an asset for insurance recoveries of $24 million. Similarly, as of September 24, 2010, the Company’s estimated net liability of $5 million was recorded within the Company’s Combined Balance Sheet as a liability for pending and future claims and related defense costs of $25 million, and separately as an asset for insurance recoveries of $20 million.

The amounts recorded by the Company for asbestos-related liabilities and insurance-related assets are based on currently available information as well as estimates and assumptions. Key variables and assumptions include the number and type of new claims that are filed each year, the average cost of resolution of claims, the resolution of coverage issues with insurance carriers, amount of insurance and the solvency risk with respect to the Company’s insurance carriers. Furthermore, predictions with respect to these variables are subject to greater uncertainty in the later portion of the projection period. Other factors that may affect the Company’s liability and cash payments for asbestos-related matters include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms of state or federal tort legislation and the applicability of insurance policies among subsidiaries. Management believes that its asbestos-related reserves as of September 30, 2011 are appropriate. However, actual liabilities or insurance recoveries could be significantly higher or lower than those recorded if assumptions used in the Company’s calculations vary significantly from actual results.

Income Tax Matters

As discussed above in Note 5 (“Income Taxes—Tax Sharing Agreement and Income Tax Matters”) the 2012 Tax Sharing Agreement will govern the rights and obligations of Tyco Flow Control International Ltd., Tyco and The ADT Corporation for certain tax liabilities with respect to periods or portions thereof ending on or before the date of the Distribution. Tyco Flow Control International Ltd. is responsible for all of its own taxes that are not shared pursuant to the 2012 Tax Sharing Agreement’s sharing formulae. In addition, Tyco and The ADT Corporation are responsible for their tax liabilities that are not subject to the 2012 Tax Sharing Agreement’s sharing formulae.

With respect to years prior to and including the 2007 separation of Covidien and TE Connectivity by Tyco, tax authorities have raised issues and proposed tax adjustments that are generally subject to the sharing provisions of the 2007 Tax Sharing Agreement and which may require Tyco to make a payment to a taxing authority, Covidien or TE Connectivity. Tyco has recorded a liability of $436 million as of September 30, 2011 which it has assessed and believes is adequate to cover the payments that Tyco may be required to make under the 2007 Tax Sharing Agreement. Tyco is reviewing and contesting certain of the proposed tax adjustments.

With respect to adjustments raised by the IRS, although Tyco has resolved a substantial number of these adjustments, a few significant items remain open with respect to the audit of the 1997 through 2004 years. As of the date hereof, Tyco has not been able to resolve certain open items, which primarily involve the treatment of certain intercompany debt issued during the period, through the IRS appeals process. As a result, Tyco expects to litigate these matters once it receives the requisite statutory notices from the IRS, which is likely to occur within the next six months. However, the ultimate resolution of these matters is uncertain and could result in Tyco being responsible for a greater amount than it expects under the 2007 Tax Sharing Agreement. To the extent Tyco Flow

Control International Ltd. is responsible for any Shared Tax Liability or Distribution Tax, there could be a material adverse impact on its financial position, results of operations, cash flows or its effective tax rate in future reporting periods.

Compliance Matters

As disclosed in Tyco’s periodic filings, Tyco has received and responded to various allegations and other information that certain improper payments were made by Tyco’s subsidiaries (including subsidiaries of the Company) in recent years. Tyco has reported to the Department of Justice (“DOJ”) and the SEC the investigative steps and remedial measures that Tyco has taken in response to these and other allegations and its internal investigations, including retaining outside counsel to perform a baseline review of Tyco’s policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act (“FCPA”). Tyco has continued to investigate and make periodic progress reports to these agencies regarding Tyco’s compliance efforts and Tyco’s follow-up investigations, including, as appropriate, briefings concerning additional instances of potential improper conduct identified by Tyco in the course of Tyco’s ongoing compliance activities. In February 2010, Tyco initiated discussions with the DOJ and SEC aimed at resolving these matters, including matters that pertain to subsidiaries of the Company. These discussions remain ongoing. The Company has recorded its best estimate of potential loss related to these matters. However, it is possible that this estimate may differ from the ultimate loss determined in connection with the resolution of this matter, and the Company may be required to pay material fines, consent to injunctions on future conduct, consent to the imposition of a compliance monitor or suffer other criminal or civil penalties or adverse impacts, including being subject to lawsuits brought by private litigants, each of which may have a material adverse effect on its financial position, results of operations or cash flows.

In addition to the matters described above, from time to time, the Company is subject to disputes, administrative proceedings and other claims arising out of the normal conduct of its business. These matters generally relate to disputes arising out of the use or installation of its products, product liability litigation, personal injury claims, commercial and contract disputes and employment related matters. On the basis of information currently available to it, management does not believe that existing proceedings and claims will have a material impact on the Company’s Combined Financial Statements. However, litigation is unpredictable, and the Company could incur judgments or enter into settlements for current or future claims that could adversely affect its financial statements.

12.	RETIREMENT PLANS

The Company measures its retirement plans as of its fiscal year end. The following disclosures exclude the impact of plans which are immaterial individually and in the aggregate.

Defined Benefit Pension Plans—The Company has a number of noncontributory defined benefit retirement plans covering certain of its U.S. and non-U.S. employees, designed in accordance with legal requirements and conventional practices in the countries concerned. Net periodic pension benefit cost is based on periodic actuarial valuations which use the projected unit credit method of calculation and is charged to the Combined Statements of Operations on a systematic basis over the expected average remaining service lives of current participants. Contribution amounts are determined based on local regulations and the advice of professionally qualified actuaries in the countries concerned. The benefits under the defined benefit plans are based on various factors, such as years of service and compensation levels of participation.

The net periodic benefit cost for the Company’s material U.S. defined pension plans was nil, $1 million and nil for 2011, 2010 and 2009, respectively. The Company’s Combined Balance Sheets include U.S. defined benefit plan obligations of $8 million and $7 million and fair value of plan assets of $5 million and $5 million as of September 30, 2011 and September 24, 2010, respectively. In addition, the Company recorded a net actuarial loss of $3 million within accumulated other comprehensive income included in the Combined Statements of

Parent Company Equity as of both September 30, 2011 and September 24, 2010 with respect to U.S. defined benefit plans. The net unfunded position of $3 million and $2 million is included in noncurrent liabilities in the Company’s Combined Balance Sheets as of September 30, 2011 and September 24, 2010, respectively. The Company did not make material contributions to its U.S. defined benefit plans and does not anticipate making any material required or voluntary contributions during 2012. Benefit payments with respect to U.S. defined benefit plans, including those amounts to be paid and reflecting future expected service, are not expected to be material for 2012.

The following disclosure pertains to the Company’s material non-U.S. defined benefit pension plans. The net periodic benefit cost for the Company’s material non-U.S. defined benefit pension plans for 2011, 2010 and 2009 is as follows ($ in millions):

	2011	2010	2009
Service cost	$3	$4	$7
Interest cost	13	13	13
Expected return on plan assets	(13)	(12)	(11)
Amortization of net actuarial loss	2	5	2
Plan settlements, curtailments and special termination benefits	(1)	(4)	(1)

Net periodic benefit cost	$4	$6	$10

Weighted-average assumptions used to determine net periodic pension cost during the year:
Discount rate	4.9%	5.4%	6.1%
Expected return on plan assets	7.0%	6.8%	6.8%
Rate of compensation increase	3.4%	4.2%	4.4%

During fiscal year 2010, the Company froze pension plan benefits for certain of its defined benefit arrangements in the United Kingdom, which resulted in the Company recognizing a curtailment gain of approximately $3 million in selling, general and administrative expenses within the Combined Statement of Operations. For inactive plans the Company amortizes its actuarial gains and losses over the average remaining life expectancy of the pension plan participants.

The estimated net actuarial loss for non-U.S. pension benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is expected to be $2 million.

The change in benefit obligations, the change in plan assets and the amount recognized on the Combined Balance Sheets for the Company’s non-U.S. defined benefit plans as of September 30, 2011 and September 24, 2010 are as follows ($ in millions):

	2011	2010
Change in benefit obligations:
Benefit obligations as of beginning of year	$259	$251
Service cost	3	4
Interest cost	13	13
Plan amendments	(1)	1
Actuarial loss / (gain)	(5)	12
Benefits and administrative expenses paid	(11)	(10)
Plan settlements, curtailments and special termination benefits	(3)	(3)
Currency translation adjustments	—	(9)

Benefit obligations as of end of year	$255	$259

Change in plan assets:
Fair value of plan assets as of beginning of year	$184	$171
Actual return on plan assets	4	17
Employer contributions	14	15
Plan settlements, curtailments and special termination benefits	(4)	(3)
Benefits and administrative expenses paid	(11)	(10)
Currency translation adjustments	(1)	(6)

Fair value of plan assets as of end of year	$186	$184

Funded status	$(69)	$(75)

Net amount recognized	$(69)	$(75)

The Company adopted the measurement date provisions of the authoritative guidance for the employers’ accounting for defined benefit pension and other postretirement plans on September 27, 2008. As a result, the Company measured its plan assets and benefit obligations on September 26, 2008 and adjusted its opening balances of parent company investment and accumulated other comprehensive income for the change in net periodic benefit cost and fair value, respectively, from the previously used measurement date of August 31, 2008. The adoption of the measurement date provisions resulted in a net decrease to parent company investment of $1 million, net of an income tax benefit of nil, and a net increase to accumulated other comprehensive income of $8 million, net of income tax expense of $3 million.

	2011	2010
Amounts recognized in the Combined Balance Sheets consist of:
Current liabilities	$(2)	$(4)
Non-current liabilities	(67)	(71)

Net amount recognized	$(69)	$(75)

Amounts recognized in accumulated other comprehensive income (before income taxes) consist of:
Prior service cost	$—	$(1)
Net actuarial loss	(69)	(66)

Total loss recognized	$(69)	$(67)

Weighted-average assumptions used to determine pension benefit obligations at year end:
Discount rate	5.1%	4.9%
Rate of compensation increase	3.0%	3.4%

The accumulated benefit obligation for the Company’s non-U.S. plans as of September 30, 2011 and September 24, 2010 was $250 million and $254 million, respectively.

The accumulated benefit obligation and fair value of plan assets for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $241 million and $177 million, respectively, as of September 30, 2011 and $245 million and $175 million, respectively, as of September 24, 2010.

The aggregate benefit obligation and fair value of plan assets for non-U.S. pension plans with benefit obligations in excess of plan assets were $246 million and $177 million, respectively, as of September 30, 2011 and $250 million and $175 million, respectively, as of September 24, 2010.

In determining the expected return on plan assets, the Company considers the relative weighting of plan assets by asset class, historical performance of asset classes over long-term periods, asset class performance expectations as well as current and future economic conditions.

The Company’s investment strategy for its pension plans is to manage the plans on a going-concern basis. Current investment policy is to maintain an adequate level of diversification while maximizing the return on assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants as well as providing adequate liquidity to meet immediate and future benefit payment requirements. In addition, local regulations and local financial considerations are factors in determining the appropriate investment strategy in each country. Various asset allocation strategies are in place for non-U.S. pension plans, with a weighted-average target allocation of 50% to equity securities, 47% to debt securities and 3% to other asset classes, including real estate and cash equivalents.

Non-U.S. pension plans had the following weighted-average asset allocations:

	2011	2010
Asset Category:
Equity securities	51%	57%
Debt securities	43%	37%
Cash and cash equivalents	6%	6%

Total	100%	100%

Tyco’s common shares are not a direct investment of the Company’s pension funds, but may be held through investment funds. The aggregate amount of such securities would not be considered material relative to the total fund assets.

The Company evaluates its defined benefit plans’ asset portfolios for the existence of significant concentrations of risk. Types of investment concentration risks that are evaluated include, but are not limited to, concentrations in a single entity, industry, country and individual fund manager. As of September 30, 2011, there were no significant concentrations of risk in the Company’s defined benefit plan assets.

The Company’s plan assets are accounted for at fair value. Authoritative guidance for fair value measurements establishes a three-level hierarchy that ranks the quality and reliability of information used in developing fair value estimates. The hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. In cases where two or more levels of inputs are used to determine fair value, the level is determined based on the lowest level input that is considered significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value of assets and their placement within the fair value hierarchy levels. The three levels of the fair value hierarchy are summarized as follows:

•	Level 1—inputs are based upon quoted prices (unadjusted) in active markets for identical assets or liabilities which are accessible as of the measurement date.

•

Level 2—inputs are based upon quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and model-derived valuations for the asset or liability that are derived principally from or corroborated by market data for which the primary inputs are observable, including forward interest rates, yield curves, credit risk and exchange rates.

•

Level 3—inputs for the valuations are unobservable and are based on management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques such as option pricing models and discounted cash flow models.

The Company’s asset allocations by level within the fair value hierarchy as of September 30, 2011 and September 24, 2010 are presented in the table below for the Company’s material non-U.S. defined benefit plans.

	September 30, 2011
($ in millions)	Level 1	Level 2	Total
Equity securities:
U.S. equity securities	$16	$27	$43
Non-U.S. equity securities	11	37	48
Fixed income securities:
Government and government agency securities	5	34	39
Corporate debt securities	—	46	46
Mortgage and other asset-backed securities	—	7	7
Cash and cash equivalents	3	—	3

Total	$35	$151	$186

	September 24, 2010
($ in millions)	Level 1	Level 2	Total
Equity securities:
U.S. equity securities	$24	$21	$45
Non-U.S. equity securities	16	39	55
Fixed income securities:
Government and government agency securities	3	30	33
Corporate debt securities	—	35	35
Mortgage and other asset-backed securities	—	11	11
Cash and cash equivalents	5	—	5

Total	$48	$136	$184

Equity securities consist primarily of publicly traded U.S. and non-U.S. equities. Publicly traded securities are valued at the last trade or closing price reported in the active market in which the individual securities are traded. Certain equity securities are held within commingled funds which are valued at the unitized net asset value (“NAV”) or percentage of the net asset value as determined by the custodian of the fund. These values are based on the fair value of the underlying net assets owned by the fund.

Fixed income securities consist primarily of government and agency securities, corporate debt securities and mortgage and other asset-backed securities. When available, fixed income securities are valued at the closing price reported in the active market in which the individual security is traded. Government and agency securities and corporate debt securities are valued using the most recent bid prices or occasionally the mean of the latest bid and ask prices when markets are less liquid. Asset-backed securities including mortgage backed securities are valued using broker/dealer quotes when available. When quotes are not available, fair value is determined utilizing a discounted cash flow approach, which incorporates other observable inputs such as cash flows, underlying security structure and market information including interest rates and bid evaluations of comparable securities. Certain fixed income securities are held within commingled funds which are valued unitizing NAV determined by the custodian of the fund. These values are based on the fair value of the underlying net assets owned by the fund.

Cash and cash equivalents consist primarily of short-term commercial paper, bonds and other cash or cash-like instruments including settlement proceeds due from brokers, stated at cost, which approximates fair value.

The following tables set forth a summary of non-U.S. pension plan assets valued using NAV or its equivalent as of September 30, 2011 and September 24, 2010 ($ in millions):

	September 30, 2011
Investment ($ in millions)	Fair Value	Redemption Frequency	Redemption Notice Period
U.S. equity securities	$18	Daily	1 day
Non-U.S. equity securities	8	Daily, Semi-monthly	1 day, 5 days
Government and government agency securities	15	Daily	1 day
Corporate debt securities	15	Daily	1 day, 2 days, 3 days
Mortgage and other asset-backed securities	3	Daily	1 day, 3 days

	$59

	September 24, 2010
Investment ($ in millions)	Fair Value	Redemption Frequency	Redemption Notice Period
U.S. equity securities	$13	Daily	1 day
Non-U.S. equity securities	10	Semi-monthly, Monthly	5 days, 15 days
Government and government agency securities	12	Daily	1 day
Corporate debt securities	14	Daily	1 day, 2 days
Mortgage and other asset-backed securities	4	Daily	1 day

	$53

The strategy of the Company’s investment managers with regard to the investments valued using NAV or its equivalent is to either match or exceed relevant benchmarks associated with the respective asset category. None of the investments valued using NAV or its equivalent contain any redemption restrictions or unfunded commitments.

During 2011, the Company contributed $14 million to its non-U.S. pension plans, which represented the Company’s minimum required contributions to its pension plans for fiscal year 2011.

The Company’s funding policy is to make contributions in accordance with the laws and customs of the various countries in which it operates and to make discretionary voluntary contributions from time-to-time. The Company anticipates that it will contribute at least the minimum required to its pension plans in 2012 of $15 million for non-U.S. plans.

Benefit payments for the Company’s non-U.S. plans, including those amounts to be paid and reflecting future expected service as appropriate, are expected to be paid as follows ($ in millions):

2012	$10
2013	12
2014	13
2015	13
2016	12
2017—2021	72

The Company also participates in a number of multi-employer defined benefit plans on behalf of certain employees. Pension expense related to multi-employer plans was not material for 2011, 2010 and 2009.

Defined Contribution Retirement Plans—The Company maintains through Tyco several defined contribution retirement plans, which include 401(k) matching programs, as well as qualified and nonqualified profit sharing and share bonus retirement plans. Expense for the defined contribution plans is computed as a percentage of participants’ compensation and was $7 million for 2011, 2010 and 2009. The Company also maintains through Tyco an unfunded Supplemental Executive Retirement Plan (“SERP”). This plan is nonqualified and restores the employer match that certain employees lose due to IRS limits on eligible compensation under the defined contribution plans. The expense related to the SERP was not material for 2011, 2010 and 2009.

Deferred Compensation Plans––The Company has nonqualified deferred compensation plans maintained by Tyco, which permit eligible employees to defer a portion of their compensation. A record keeping account is set up for each participant and the participant chooses from a variety of measurement funds for the deemed investments of their accounts. The measurement funds correspond to a number of funds in the company’s 401(k) plans and the account balance fluctuates with the investment on those funds. Deferred compensation liabilities were $20 million as of both September 30, 2011 and September 24, 2010. Deferred compensation expense was not material for 2011, 2010 and 2009.

Postretirement Benefit Plans—The Company generally does not provide postretirement benefits other than pensions for its employees. However, certain acquired operations provide these benefits to employees who were eligible at the date of acquisition, and a small number of U.S. operations provide ongoing eligibility for such benefits. Net periodic postretirement benefit cost was not material for 2011, 2010 and 2009. The Company’s Combined Balance Sheets include postretirement benefit obligations of $16 million and $18 million as of September 30, 2011 and September 24, 2010, respectively. In addition, the Company recorded a net actuarial gain of $5 million within accumulated other comprehensive income included in the Combined Statements of Parent Company Equity as of both September 30, 2011 and September 24, 2010.

The Company does not expect to make any material contributions to its postretirement benefit plans in 2012. Benefit payments, including those amounts to be paid and reflecting future expected service are not expected to be material for fiscal year 2012 and thereafter.

13.	SHARE PLANS

As of September 24, 2011, all stock options, restricted stock units, performance share units and other stock-based awards (collectively “awards”) held by the Company employees were granted under the Tyco 2004 Stock and Incentive Plan (the “2004 Plan”) or other Tyco equity incentive plans. The 2004 plan is administered by the Compensation and Human Resources Committee of the Board of Directors of Tyco, which consists exclusively of independent directors and provides for the awards.

Total share-based compensation cost recognized during 2011, 2010 and 2009 was $12 million, $12 million and $11 million, respectively, all of which is included in selling, general and administrative expenses in the Combined Statements of Operations. The Company has recognized a related tax benefit of $3 million associated with its share-based compensation arrangements for the years ended 2011, 2010 and 2009.

The grant-date fair value of each option grant is estimated using the Black-Scholes option pricing model. The fair value is amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the historical volatility of Tyco International’s stock and measures for a set of peer companies of Tyco. The average expected life is based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. The expected annual dividend per share was based on Tyco International’s expected dividend rate. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The compensation expense recognized is net of estimated forfeitures. Forfeitures are estimated based on voluntary termination behavior, as well as an analysis of actual share option forfeitures.

The weighted-average assumptions Tyco International used in the Black-Scholes option pricing model for 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Expected stock price volatility	33%	34%	32%
Risk free interest rate	1.23%	2.38%	2.62%
Expected annual dividend per share	$0.84	$0.80	$0.80
Expected life of options (years)	5.1	5.2	5.0

The weighted-average grant-date fair values of options granted during 2011, 2010 and 2009 was $9.07, $9.03 and $7.00, respectively. The total intrinsic value of options exercised during 2011, 2010 and 2009 was $4 million, $2 million and nil, respectively. The related excess cash tax benefit classified as a financing cash inflow for 2011, 2010 and 2009 was not material.

Share option activity for the Company’s employees as of September 30, 2011, and changes during the year then ended is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ in millions)
Outstanding as of September 24, 2010	3,333,914	$44.64
Granted	399,840	37.38
Exercised	(428,255)	35.01
Expired	(631,899)	65.33
Forfeited	(84,097)	34.10
Net transfers(1)	(142,356)	42.18

Outstanding as of September 30, 2011	2,447,147	40.23	5.3	$11
Vested and unvested expected to vest as of September 30, 2011	2,373,171	40.38	5.2	11
Exercisable as of September 30, 2011	1,610,677	43.13	3.7	6

(1)	Net transfers of shares relate to the share options associated with employees transferring between the Company and another Tyco entity while maintaining their Tyco share options.

As of September 30, 2011, there was $4 million of total unrecognized compensation cost related to non-vested options granted. The cost is expected to be recognized over a weighted-average period of 2.3 fiscal years.

Employee Stock Purchase Plans—Tyco’s Employee Stock Purchase Plan (“ESPP”) was suspended indefinitely during the quarter ended September 25, 2009. Prior to that date, substantially all full-time employees of Tyco’s U.S. subsidiaries and employees of certain qualified non-U.S. subsidiaries were eligible to participate in the ESPP. Eligible employees authorized payroll deductions to be made for the purchase of shares. Tyco matched a portion of the employee contribution by contributing an additional 15% of the employee’s payroll deduction. All shares purchased under the plan were purchased on the open market by a designated broker.

Under Tyco’s “Save as You Earn” (“SAYE”) Plan, eligible employees in the United Kingdom were granted options to purchase shares at the end of three years of service at 85% of the market price at the time of grant. Options under the SAYE Plan are generally exercisable after a period of three years and expire six months after the date of vesting. The SAYE Plan provided for a maximum of 10 million common shares to be issued. All of the shares purchased under the SAYE Plan were purchased on the open market. The SAYE Plan was approved on November 3, 1999 for a ten year period and expired according to its terms on November 3, 2009. The International Benefits Oversight Committee of Tyco has not approved any additional grants since the last annual grant on October 9, 2008 and it has not applied for approval of a replacement for the SAYE Plan at this time.

Share option activity under Tyco’s U.K. SAYE plan for the Company’s employees as of September 30, 2011, and changes during the year then ended is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ in millions)
Outstanding as of September 24, 2010	22,277	$36.07
Exercised	(12,391)	37.21
Expired	(1,030)	36.16
Forfeited	(757)	34.89

Outstanding as of September 30, 2011	8,099	34.41	0.5	—
Vested and unvested expected to vest as of September 30, 2011	8,022	34.41	0.5	—

The grant-date-fair value of each option grant under the SAYE plan is estimated using the Black-Scholes option pricing model. Assumptions for expected volatility, the average expected life, the risk-free rate, as well as the expected annual dividend per share were made using the same methodology as previously described under Share Options.

The weighted-average grant-date fair values of options granted under the SAYE Plan during 2009 were $3.47. There were no options granted under the SAYE Plan during 2011 and 2010. The total intrinsic value of options exercised during 2011, 2010 and 2009 were not material. The related excess cash tax benefit classified as a financing cash inflow for 2011, 2010 and 2009 was not material. As of September 30, 2011, total unrecognized compensation cost related to non-vested options granted under the SAYE Plan was not material. The remaining cost is expected to be recognized in the first quarter of fiscal year 2012.

Restricted Stock Units and Performance Share Units—Restricted stock units are granted subject to certain restrictions. Conditions of vesting are determined at the time of grant under the 2004 Plan. Restrictions on the award generally lapse upon normal retirement, if more than twelve months from the grant date, and death or disability of the employee.

The fair market value of restricted units, both time vesting and those subject to specific performance criteria, are expensed over the period of vesting. Restricted share units that vest based upon passage of time generally vest over a period of four years. The fair value of restricted share units is determined based on the closing market price of Tyco’s shares on the grant date. Restricted share units that vest dependent upon attainment of various levels of performance that equal or exceed targeted levels generally vest in their entirety three years from the grant date. The fair value of performance share units is determined based on the Monte Carlo valuation model. The compensation expense recognized for restricted share units is net of estimated forfeitures.

Recipients of restricted stock units have no voting rights and receive dividend equivalent units (“DEUs”). Recipients of performance share units have no voting rights and may receive DEUs depending on the terms of the grant.

Share option activity of Tyco’s restricted stock units and performance share units for the Company’s employees as of September 30, 2011 and changes during the year then ended is presented in the tables below:

Non-vested Restricted Share Units	Shares	Weighted-average Grant-Date Fair Value
Non-vested as of September 24, 2010	540,198	$35.42
Granted	241,808	37.39
Vested	(217,618)	39.09
Forfeited	(56,144)	34.89
Net transfers(1)	(25,555)	36.02

Non-vested as of September 30, 2011	482,689	34.82

(1)	Net transfers of shares relate to the above restricted share awards associated with employees transferring between the Company and another Tyco entity while maintaining their Tyco share awards.

The weighted-average grant-date fair value of restricted stock units granted during 2011, 2010 and 2009 was $37.39, $34.08 and $29.02, respectively. The total fair value of restricted stock units vested during 2011, 2010 and 2009 was $8 million, $7 million and $9 million, respectively.

Non-vested Performance Share Units	Shares	Weighted-average Grant-Date Fair Value
Non-vested as of September 24, 2010	173,440	$34.17
Granted	59,040	41.95
Forfeited	(19,074)	35.15
Net transfers(1)	(27,584)	37.58

Non-vested as of September 30, 2011	185,822	35.99

(1)	Net transfers of shares relate to the above performance share units associated with employees transferring between the Company and another Tyco entity while maintaining their Tyco share awards.

The weighted-average grant-date fair value of performance share units granted during 2011, 2010 and 2009 was $41.95, $41.76 and $27.84, respectively. No performance share units vested during fiscal year 2011, 2010 or 2009.

As of September 30, 2011, there was $11 million of total unrecognized compensation cost related to both non-vested restricted stock units and performance shares. The cost is expected to be recognized over a weighted-average period of 2.2 fiscal years.

Impact of the Spin-Off—Prior to the Distribution, the Company’s Board of Directors is expected to adopt, with the approval of Tyco as its sole shareholder, the establishment of stock incentive plans providing for future awards to the Company employees.

Prior to Distribution, performance share units will convert into restricted stock units based on performance achieved on or about the closing date. Following the Distribution, all equity awards (other than restricted stock units granted prior to October 12, 2011) held by the Company’s active employees will convert into like-kind equity awards of the Company. With respect to restricted stock units granted prior to October 12, 2011, such awards will convert into like-kind equity awards of the three separately traded companies resulting from the Spin-Off. All equity awards held by former employees of the Company will convert into equity awards of the three separately traded companies resulting from Spin-Off. All equity awards will be converted at equivalent value determined using the intrinsic value method. The original vesting provisions will remain in effect for all equity awards.

14.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income are as follows ($ in millions):

	Currency Translation Adjustments(1)	Retirement Plans	Accumulated Other Comprehensive Income (Loss)
Balance as of September 26, 2008	$704	$(56)	$648
Cumulative effect of adopting a new accounting principle (see Note 12)	—	11	11
Pre-tax current period change	(5)	(11)	(16)
Divestiture of businesses	21	—	21
Income tax expense	—	(4)	(4)

Balance as of September 25, 2009	720	(60)	660
Pre-tax current period change	(64)	(6)	(70)
Divestiture of businesses	(4)	—	(4)
Income tax benefit	—	1	1

Balance as of September 24, 2010	652	(65)	587
Pre-tax current period change	35	(2)	33
Divestiture of businesses	(131)	—	(131)

Balance as of September 30, 2011	$556	$(67)	$489

(1)	During the years ended September 30, 2011, September 24, 2010 and September 25, 2009, $131 million of cumulative translation gain, $4 million of cumulative translation gain and $21 million of cumulative translation loss, respectively, were transferred from currency translation adjustments as a result of the sale of non-U.S. entities. Of these amounts, $126 million, $4 million and $21 million, respectively, are included in income from discontinued operations, net of income taxes in the Combined Statements of Operations.

Other

The Company had $1.2 billion of intercompany loans designated as permanent in nature as of September 30, 2011 and September 24, 2010, respectively. For the years ended September 30, 2011, September 24, 2010 and September 25, 2009, the Company recorded $18 million and $3 million of cumulative translation gain, and $5 million of cumulative translation loss, respectively, through accumulated other comprehensive income related to these loans.

15.	REDEEMABLE NONCONTROLLING INTEREST

As described in Note 4 (“Acquisitions”), on June 29, 2011, the Company acquired a 75% ownership interest in KEF within the Company’s Valves & Controls segment. The remaining 25% interest is held by a noncontrolling interest stakeholder. In connection with the acquisition of KEF, the Company and the noncontrolling interest stakeholder have a call and put arrangement, respectively, for the Company to acquire the remaining 25% ownership interest at a price equal to the greater of $100 million or a multiple of KEF’s average EBITDA for the prior twelve consecutive fiscal quarters. The arrangement becomes exercisable beginning the first full fiscal quarter following the third anniversary of the KEF closing date of June 29, 2011. Noncontrolling interests with redemption features, such as the arrangement described above, that are not solely within the Company’s control are considered redeemable noncontrolling interests. The Company accretes changes in the redemption value through noncontrolling interest in subsidiaries net income attributable to the noncontrolling interest over the period from the date of issuance to the earliest redemption date. Redeemable noncontrolling interest is considered to be temporary equity and is therefore reported in the mezzanine section between liabilities and equity on the Company’s Combined Balance Sheet at the greater of the initial carrying amount increased or decreased for the noncontrolling interest’s share of net income or loss or its redemption value.

The rollforward of redeemable noncontrolling interest as of September 30, 2011 is as follows:

2011
Balance as of September 24, 2010	$—
Acquisition of redeemable noncontrolling interest as of June 29, 2011	92
Net loss	(2)
Adjustments to redemption value	3

Balance as of September 30, 2011	$93

During the years ended September 24, 2010 and September 25, 2009, the Company did not have redeemable noncontrolling interest.

16.	COMBINED SEGMENT DATA

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. The Company, from time to time, may realign businesses and management responsibility within its operating segments based on considerations such as opportunity for market or operating synergies and/or to more fully leverage existing capabilities and enhance development for future products and services. Selected information by segment is presented in the following tables ($ in millions):

	2011	2010	2009
Net revenue(1)
Valves & Controls	$2,215	$1,990	$2,279
Thermal Controls	734	603	576
Water & Environmental Systems	699	788	637

Total	$3,648	$3,381	$3,492

(1)	Revenue by operating segment excludes intercompany transactions. No single customer represents more than 10% of net revenue.

	2011	2010	2009
Operating income (loss):
Valves & Controls	$277	$248	$372
Thermal Controls	107	74	79
Water & Environmental Systems(1)	16	100	87
Corporate	(94)	(91)	(87)

Total	$306	$331	$451

(1)	Operating income includes a goodwill impairment charge of $35 million for the year ended September 30, 2011.

Depreciation and amortization and capital expenditures by segment for the years ended September 30, 2011, September 24, 2010 and September 25, 2009 are as follows ($ in millions):

	2011	2010	2009
Depreciation and amortization:
Valves & Controls	$41	$40	$38
Thermal Controls	10	10	9
Water & Environmental Systems	18	16	14
Corporate	3	1	2

Total	$72	$67	$63

	2011	2010	2009
Capital expenditures, net:
Valves & Controls	$40	$58	$62
Thermal Controls	7	16	13
Water & Environmental Systems	12	13	12
Corporate	20	4	9

Total	$79	$91	$96

Total assets by segment as of September 30, 2011, September 24, 2010 and September 25, 2009 are as follows ($ in millions):

	2011	2010	2009
Total Assets:
Valves & Controls	$3,376	$2,609	$2,730
Thermal Controls	664	587	602
Water & Environmental Systems	789	889	955
Corporate	315	275	296
Assets held for sale	—	322	263

	$5,144	$4,682	$4,846

Net revenue by geographic area for the years ended September 30, 2011, September 24, 2010 and September 25, 2009 is as follows ($ in millions):

	2011	2010	2009
Net Revenue(1):
Asia-Pacific	$1,377	$1,380	$1,302
Europe, Middle East and Africa	1,136	1,008	1,175
United States	780	706	774
Other Americas	355	287	241

	$3,648	$3,381	$3,492

(1)	Revenue is attributed to individual countries based on the reporting entity that records the transaction.

Long-lived assets by geographic area as of September 30, 2011, September 24, 2010 and September 25, 2009 are as follows ($ in millions):

	2011	2010	2009
Long-lived assets(1):
Asia-Pacific	$329	$286	$266
Europe, Middle East and Africa	258	169	179
United States	102	138	110
Other Americas	29	30	23
Corporate	30	13	10

	$748	$636	$588

(1)	Long-lived assets are comprised primarily of property, plant and equipment and exclude goodwill, other intangible assets, deferred taxes and other shared assets.

17.	SUPPLEMENTAL COMBINED BALANCE SHEET INFORMATION

Selected supplemental Combined Balance Sheet information as of September 30, 2011 and September 24, 2010 is as follows ($ in millions):

	2011	2010
Deferred income tax asset	$92	$84
Other	312	217

Other assets	$404	$301

Accrued payroll and payroll related costs	$169	$170
Customer advances	89	80
Deferred income tax liability	26	5
Income taxes payable	11	10
Other	237	194

Accrued and other current liabilities	$532	$459

Long-term pension and postretirement liabilities	$90	$95
Deferred income tax liability	68	43
Income taxes payable	24	20
Other	206	243

Other liabilities	$388	$401

18.	INVENTORY

Inventories consisted of the following ($ in millions):

	September 30, 2011	September 24, 2010
Purchased materials and manufactured parts	$347	$283
Work in process	130	92
Finished goods	295	269

Inventories	$772	$644

Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value.

19.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following ($ in millions):

	September 30, 2011	September 24, 2010
Land	$97	$88
Buildings and leasehold improvements	346	271
Machinery and equipment	860	793
Property under capital leases(1)	2	2
Construction in progress	41	54
Accumulated depreciation(2)	(739)	(709)

Property, plant and equipment, net	$607	$499

(1)	Property under capital leases consists primarily of buildings.
(2)	Accumulated amortization of capital lease assets was $1 million and nil as of September 30, 2011 and September 24, 2010, respectively.

20.	SUBSEQUENT EVENT

The Company has evaluated subsequent events through the time it issued its financial statements on June 19, 2012.

Consistent with its annual equity compensation practices, on October 12, 2011, Tyco granted the Company’s employees 0.3 million share options with a weighted-average grant-date fair value of $12.40 per share at the date of grant. Additionally, Tyco granted 0.2 million and 0.1 million restricted stock units and performance share units with a fair value of $44.32 and $49.42 per share on the date of grant, respectively.

On March 28, 2012, the Company announced that it entered into a definitive agreement to combine its flow control business with Pentair in a tax-free, all-stock merger (“the Merger”), immediately following the spin off of the flow control business. Upon completion of the Merger, which has been unanimously approved by the Boards of both companies, Tyco shareholders are expected to own approximately 52.5% of the common shares of the combined company and Pentair shareholders are expected to own approximately 47.5%. Completion of the separation transactions, including the Merger, is subject to the approval of the distributions by Tyco shareholders, the approval of the Merger by Pentair shareholders, regulatory approvals and customary closing conditions.

TYCO FLOW CONTROL INTERNATIONAL LTD. AND

THE FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

($ in millions)

Description	Balance at Beginning of Year	Additions Charged to Income/ (Reversals)	Divestitures and Other	Deductions	Balance at End of Year
Accounts Receivable:
Year Ended September 25, 2009	$29	$9	$1	$(6)	$33
Year Ended September 24, 2010	33	5	—	(3)	35
Year Ended September 30, 2011	35	(1)	1	(12)	23

TYCO FLOW CONTROL INTERNATIONAL LTD. AND

THE FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

COMBINED STATEMENTS OF OPERATIONS

For the Six Months Ended March 30, 2012

and March 25, 2011

(Unaudited)

	March 30, 2012	March 25, 2011
	($ in millions)
Net revenue	$1,924	$1,634
Cost of revenue	1,301	1,088

Gross profit	623	546
Selling, general and administrative expenses	430	386
Goodwill impairment	—	35
Restructuring and asset impairment charges, net (see Note 3)	1	6

Operating income	192	119
Interest income	6	6
Interest expense	(25)	(24)

Income from continuing operations before income taxes	173	101
Income tax expense	(59)	(51)

Income from continuing operations	114	50
Income from discontinued operations, net of income taxes	—	168

Net income	114	218
Less: noncontrolling interest in subsidiaries net income	1	—

Net income attributable to Parent Company Equity	$113	$218

Amounts attributable to Parent Company Equity:
Income from continuing operations	$113	$50
Income from discontinued operations	—	168

Net income attributable to Parent Company Equity	$113	$218

See Notes to Unaudited Combined Financial Statements

TYCO FLOW CONTROL INTERNATIONAL LTD. AND

THE FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

COMBINED BALANCE SHEETS

As of March 30, 2012 and September 30, 2011

(Unaudited)

	March 30, 2012	September 30, 2011
	($ in millions)
Assets
Current Assets:
Cash and cash equivalents	$197	$122
Accounts receivable trade, less allowance for doubtful accounts of $23 and $23, respectively	705	716
Inventories	873	772
Prepaid expenses and other current assets	187	180
Deferred income taxes	79	79

Total current assets	2,041	1,869
Property, plant and equipment, net	626	607
Goodwill	2,139	2,137
Intangible assets, net	121	127
Other assets	395	404

Total Assets	$5,322	$5,144

Liabilities and Parent Company Equity
Current Liabilities:
Current maturities of long-term debt, including allocated debt of nil and nil, respectively (see Note 7)	$—	$—
Accounts payable	369	336
Accrued and other current liabilities	490	532

Total current liabilities	859	868
Long-term debt, including allocated debt of $877 and $859, respectively (see Note 7)	893	876
Other liabilities	390	388

Total Liabilities	2,142	2,132

Commitments and contingencies (see Note 10)
Redeemable noncontrolling interest (see Note 12)	94	93

Parent Company Equity:
Parent company investment	2,574	2,430
Accumulated other comprehensive income	512	489

Total Parent Company Equity	3,086	2,919

Total Liabilities, Redeemable Noncontrolling Interest and Parent Company Equity	$5,322	$5,144

See Notes to Unaudited Combined Financial Statements

TYCO FLOW CONTROL INTERNATIONAL LTD. AND

THE FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

COMBINED STATEMENTS OF CASH FLOWS

For the Six Months Ended March 30, 2012 and March 25, 2011

(Unaudited)

	For the Six Months Ended
	March 30, 2012	March 25, 2011
	($ in millions)
Cash Flows From Operating Activities:
Net income attributable to Parent Company Equity	$113	$218
Noncontrolling interest in subsidiaries net income	1	—
Income from discontinued operations, net of income taxes	—	(168)

Income from continuing operations	114	50
Adjustments to reconcile net cash provided by (used in) operating activities:
Depreciation and amortization	42	32
Goodwill impairment	—	35
Deferred income taxes	59	51
Provision for losses on accounts receivable and inventory	9	3
Other non-cash items	6	6
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:
Accounts receivable	11	6
Inventories	(111)	(77)
Prepaid expenses and other current assets	(7)	(15)
Accounts payable	38	13
Accrued and other liabilities	(48)	(47)
Income taxes payable	(15)	(33)
Deferred revenue	(6)	9
Other	4	14

Net cash provided by operating activities	96	47

Net cash used in discontinued operating activities	—	(11)

Cash Flows From Investing Activities:
Capital expenditures	(51)	(30)
Proceeds from sale of fixed assets	1	2
Acquisition of businesses, net of cash acquired	—	(7)
Other	2	4

Net cash used in investing activities	(48)	(31)

Net cash provided by discontinued investing activities	—	259

Cash Flows From Financing Activities:
Repayments of long-term debt	(1)	(1)
Allocated debt activity	18	8
Change in due to (from) Tyco and affiliates	(8)	(69)
Change in parent company investment	15	(229)
Transfers from discontinued operations	—	248

Net cash provided by (used in) financing activities	24	(43)

Net cash used in discontinued financing activities	—	(248)

Effect of currency translation on cash	3	3
Net increase (decrease) in cash and cash equivalents	75	(24)
Cash and cash equivalents at beginning of year	122	146

Cash and cash equivalents at end of year	$197	$122

See Notes to Unaudited Combined Financial Statements

TYCO FLOW CONTROL INTERNATIONAL LTD. AND

THE FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

COMBINED STATEMENTS OF PARENT COMPANY EQUITY

For the Six Months Ended March 30, 2012 and March 25, 2011

(Unaudited)

	Parent Company Investment	Accumulated Other Comprehensive Income	Total Parent Company Equity
	($ in millions)
Balance as of September 24, 2010	$2,050	$587	$2,637
Comprehensive income:
Net income attributable to Parent Company Equity	218		218
Currency translation		21	21
Retirement plans		1	1

Total comprehensive income			240
Net transfers to Parent	(221)		(221)

Balance as of March 25, 2011	$2,047	$609	$2,656

	Parent Company Investment	Accumulated Other Comprehensive Income	Total Parent Company Equity
	($ in millions)
Balance as of September 30, 2011	$2,430	$489	$2,919
Comprehensive income:
Net income attributable to Parent Company Equity	113		113
Currency translation		23	23

Total comprehensive income			136
Net transfers from Parent	31		31

Balance as of March 30, 2012	$2,574	$512	$3,086

See Notes to Unaudited Combined Financial Statements

TYCO FLOW CONTROL INTERNATIONAL LTD. AND

THE FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL, LTD.

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Spin-Off/ Merger—On September 19, 2011, Tyco International Ltd. announced that its Board of Directors approved a plan to separate Tyco International Ltd. (“Tyco” or “Parent”) into three separate, publicly traded companies (the “Spin-Off”), identifying Tyco Flow Control International Ltd. and the Flow Control Business of Tyco (the “Company” or “Flow Control”), as one of those three companies. On March 28, 2012, Tyco announced that it entered into a definitive agreement to combine the Company with Pentair, Inc. (“Pentair”) in a tax-free, all-stock merger (“the Merger”), immediately following the spin-off of the flow control business. Upon completion of the Merger, which has been unanimously approved by the Boards of both companies, Tyco shareholders are expected to own approximately 52.5% of the combined company and Pentair shareholders are expected to own approximately 47.5%.

Completion of the separation transactions, including the Merger, is subject to the approval of the distributions by Tyco shareholders, the approval of the Merger by Pentair shareholders, regulatory approvals and customary closing conditions. The distributions, the merger and related transactions are collectively referred to herein as the “2012 Separation”. The Spin-Off is expected to be completed by the end of the third calendar quarter of 2012 through a tax-free pro rata distribution of all of the equity interest in the flow control business. Upon completion of the Spin-Off, Tyco Flow Control International Ltd. will become the publicly traded company holding all of the Flow Control and Pentair assets.

Basis of Presentation—The Combined Financial Statements include the operations, assets and liabilities of Tyco Flow Control International Ltd., the entity that will be used to effect the separation from Tyco. The Combined Financial Statements also include the combined operations, assets and liabilities of the Flow Control Business of Tyco which are comprised of the legal entities that will be owned by Tyco Flow Control International Ltd. at the time of the Spin-Off. The Combined Financial Statements have been prepared in United States dollars (“USD”), in accordance with generally accepted accounting principles in the United States (“GAAP”). The Combined Financial Statements included herein are unaudited, but in the opinion of management, such financial statements include all adjustments, consisting of normal recurring adjustments, necessary to summarize fairly the Company’s financial position, results of operations and cash flows for the interim periods. The results reported in these Combined Financial Statements should not be taken as indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the Company’s audited Combined Financial Statements included elsewhere in this registration statement.

Additionally, the Combined Financial Statements do not necessarily reflect what the Company’s combined results of operations, financial position and cash flows would have been had the Company operated as an independent, publicly traded company during the periods presented. To the extent that an asset, liability, revenue or expense is directly associated with the Company, it is reflected in the accompanying Combined Financial Statements. General corporate overhead, debt and related interest expense have been allocated by Tyco to the Company. Management believes such allocations are reasonable; however, they may not be indicative of the actual results of the Company had the Company been operating as an independent, publicly traded company for the periods presented or amounts that will be incurred by the Company in the future. Note 7 (“Debt”) provides further information regarding debt related allocations and Note 8 (“Related Party Transactions”) provides further information regarding allocated expenses.

References in the notes to the Combined Financial Statements to 2012 and 2011 are to the Company’s six month fiscal periods ended March 30, 2012 and March 25, 2011, respectively, unless otherwise indicated.

The Company has a 52 or 53-week fiscal year that ends on the last Friday in September. Fiscal year 2012 will be a 52-week, whereas fiscal year 2011 was a 53-week year.

Recently Issued Accounting Pronouncements—In June 2011, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance for the presentation of comprehensive income. The guidance amended the reporting of Other Comprehensive Income (“OCI”) by eliminating the option to present OCI as part of the Combined Statements of Parent Company Equity. The amendment will not impact the accounting for OCI, but only its presentation in the Company’s Combined Financial Statements. The guidance requires that items of net income and OCI be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements which include total net income and its components, consecutively followed by total OCI and its components to arrive at total comprehensive income. In December 2011, the FASB issued authoritative guidance to defer the effective date for those aspects of the guidance relating to the presentation of reclassification adjustments out of accumulated other comprehensive income by component. The guidance must be applied retrospectively and is effective for the Company in the first quarter of fiscal year 2013, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance.

In September 2011, the FASB issued authoritative guidance which expanded and enhanced the existing disclosures related to multi-employer pension and other postretirement benefit plans. The amendments require additional quantitative and qualitative disclosures to provide more detailed information including the significant multi-employer plans in which the Company participates, the level of the Company’s participation and contributions and the financial health and indication of funded status, which will provide users of financial statements with a better understanding of the employer’s involvement in multi-employer benefit plans. The guidance must be applied retrospectively and is effective for the Company for the fiscal year 2012 annual period, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance along with what impact, if any, the guidance will have on its annual disclosures.

In September 2011, the FASB issued authoritative guidance which amends the process of testing goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not, defined as having a likelihood of more than fifty percent that the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, performing the traditional two step goodwill impairment test is unnecessary. If an entity concludes otherwise, it would be required to perform the first step of the two step goodwill impairment test. If the carrying amount of the reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test. However, an entity has the option to bypass the qualitative assessment in any period and proceed directly to step one of the impairment test. The guidance is effective for the Company for interim and annual impairment testing beginning in the first quarter of fiscal year 2013, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance.

2.	DIVESTITURES

The Company has continued to assess the strategic fit of its various businesses and has pursued divestiture of certain businesses which do not align with its long-term strategy.

Divestitures

Fiscal Years 2012 and 2011

The Company did not dispose of any businesses during the six months ended March 30, 2012 and March 25, 2011.

Discontinued Operations

Fiscal Year 2012

During the six months ended March 30, 2012, there were no businesses which met the criteria to be presented as discontinued operations.

Fiscal Year 2011

On September 30, 2010, the Company sold its European water business, which was part of the Company’s Water and Environmental systems business. The sale was completed for approximately $264 million in cash proceeds, net of $7 million of cash divested on sale, and a pre-tax gain of $171 million was recorded, which was largely exempt from tax. The gain was recorded in income from discontinued operations, net of income taxes in the Company’s Combined Statement of Operations.

Net revenue, pre-tax loss from discontinued operations, pre-tax income on sale of discontinued operations, income tax benefit and income from discontinued operations, net of income taxes are as follows ($ millions):

For the Six Months Ended March 25, 2011
Net revenue	$3

Pre-tax loss from discontinued operations	$(5)
Pre-tax income on sale of discontinued operations	171
Income tax benefit	2

Income from discontinued operations, net of income taxes	$168

There were no material pending divestitures as of March 30, 2012 and September 30, 2011.

3.	RESTRUCTURING AND ASSET IMPAIRMENT CHARGES, NET

From time to time, the Company will initiate various restructuring actions which result in employee severance, facility exit and other restructuring costs as described below.

The Company recorded restructuring and asset impairment charges, net by program and classified these in the Combined Statement of Operations as follows ($ in millions):

	For the Six Months Ended March 30, 2012	For the Six Months Ended March 25, 2011
2012 actions	$2	$—
2011 program	—	5
2009 program	(1)	—

Total restructuring and asset impairment charges, net	$1	$5

Charges reflected in selling, general and administrative (“SG&A”)	—	(1)
Charges reflected in restructuring and asset impairment charges, net	$1	$6

2012 Actions

Restructuring and asset impairment charges, net, during the six months ended March 30, 2012 are as follows ($ in millions):

For the Six Months March 30, 2012
Employee Severance and Benefits
Valves & Controls	$1
Thermal Controls	—
Water & Environmental Systems	1
Corporate	—

Total	$2

The rollforward of the reserves from September 30, 2011 to March 30, 2012 is as follows ($ in millions):

Balance as of September 30, 2011	$—
Charges	2
Utilization	(1)

Balance as of March 30, 2012	$1

2011 Program

Restructuring and asset impairment charges, net, during the six months ended March 30, 2012 and March 25, 2011 are as follows ($ in millions):

	For the Six Months Ended March 30, 2012
	Employee Severance and Benefits	Facility Exit and Other Charges	Total
Valves & Controls	$—	$1	$1
Thermal Controls	(1)	—	(1)
Water & Environmental Systems	—	—	—
Corporate	—	—	—

Total	$(1)	$1	$—

	For the Six Months Ended March 25, 2011
	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in SG&A	Total
Valves & Controls	$1	$2	$(1)	$2
Thermal Controls	—	—	—	—
Water & Environmental Systems	3	—	—	3
Corporate	—	—	—	—

Total	$4	$2	$(1)	$5

Restructuring and asset impairment charges, net, incurred cumulative to date from initiation of the 2011 Program are as follows ($ in millions):

	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in SG&A	Total
Valves & Controls	$3	$4	$(1)	$6
Thermal Controls	1	—	—	1
Water & Environmental Systems	4	—	—	4
Corporate	—	—	—	—

Total	$8	$4	$(1)	$11

The rollforward of the reserves from September 30, 2011 to March 30, 2012 is as follows ($ in millions):

Balance as of September 30, 2011	$6
Charges	1
Reversals	(1)
Utilization	(1)
Currency translation	(1)

Balance as of March 30, 2012	$4

2009 Program

During the six months ended March 25, 2011 restructuring and asset impairment charges, net, were immaterial. Restructuring and asset impairment charges, net, during the six months ended March 30, 2012 are as follows ($ in millions):

For the Six Months Ended March 30, 2012
Employee Severance and Benefits
Valves & Controls	$(1)
Thermal Controls	—
Water & Environmental Systems	—
Corporate	—

Total	$(1)

Restructuring and asset impairment charges, net, incurred cumulative to date from initiation of the 2009 Program are as follows ($ in millions):

	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in Cost of Revenue	Charges Reflected in SG&A	Total
Valves & Controls	$14	$11	$—	$(1)	$24
Thermal Controls	5	1	—	—	6
Water & Environmental Systems	5	2	—	—	7
Corporate	5	(3)	4	—	6

Total	$29	$11	$4	$(1)	$43

The rollforward of the reserves from September 30, 2011 to March 30, 2012 is as follows ($ in millions):

Balance as of September 30, 2011	$2
Reversals	(1)
Utilization	(1)

Balance as of March 30, 2012	$—

Total Restructuring Reserves

As of March 30, 2012 and September 30, 2011, restructuring reserves related to all programs were included in the Company’s Combined Balance Sheets as follows ($ in millions):

	As of March 30, 2012	As of September 30, 2011
Accrued and other current liabilities	$5	$8

4.	ACQUISITIONS

Fiscal Year 2012

During the six months ended March 30, 2012, there were no acquisitions made by the Company.

Fiscal Year 2011

During the six months ended March 25, 2011, cash paid for acquisitions included in continuing operations totaled $7 million. The acquisition of Supavac was made by the Company’s Water and Environmental segment. Supavac is a leading manufacturer of vacuum loading solids pumps for management of concentrates and residues.

5.	INCOME TAXES

The Company’s operating results have been included in Tyco’s various consolidated U.S. federal and state income tax returns, as well as included in many of Tyco’s tax filings for non-U.S. jurisdictions. For purposes of the Company’s Combined Financial Statements, income tax expense and deferred tax balances have been recorded as if it filed tax returns on a stand-alone basis separate from Tyco. Additionally, the carve-out financial statements reflect the Company as having the same historic structure of Tyco as a Swiss based company. At the time of the proposed Spin-Off, the Company will be Swiss domiciled. The Separate Return method applies the accounting guidance for income taxes to the stand-alone financial statements as if the Company was a separate taxpayer and a stand-alone enterprise for the periods presented.

Tyco Flow Control International Ltd. a holding company and Swiss resident, is exempt from cantonal and communal income tax in Switzerland, but is subject to Swiss federal income tax. At the federal level, qualifying net dividend income and net capital gains on the sale of qualifying investments in subsidiaries are exempt from Swiss federal income tax. Consequently, Tyco Flow Control International Ltd. expects dividends from its subsidiaries and capital gains from sales of investments in its subsidiaries to be exempt from Swiss federal income tax.

Many of the Company’s uncertain tax positions relate to tax years that remain subject to audit by the taxing authorities in U.S. federal, state and local or foreign jurisdictions. Open tax years in significant jurisdictions are as follows:

Jurisdiction	Years Open To Audit
Australia	2004 – 2011
Canada	2002 – 2011
France	2008 – 2011
Germany	1998 – 2011
Italy	2004 – 2011
Switzerland	2002 – 2011
United States	1997 – 2011

The unrecognized tax benefits were reduced by $4 million during the six months ended March 30, 2012, primarily as a result of audit settlements. The Company does not anticipate the total amount of the unrecognized tax benefits to change significantly within the next twelve months.

At each balance sheet date, management evaluates whether it is more likely than not that the Company’s deferred tax assets will be realized and if sufficient future taxable income will be available by assessing current period and projected operating results and other pertinent data. As of March 30, 2012, the Company had recorded deferred tax assets of $158 million, which is comprised of $460 million gross deferred tax assets net of $302 million valuation allowances.

Undistributed Earnings of Subsidiaries

Except for earnings that are currently distributed, no additional material provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries, since the earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of the distribution of such earnings. A liability could arise if amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

Tax Sharing Agreement and Other Income Tax Matters

In connection with Tyco Flow Control International Ltd.’s separation from Tyco, Tyco Flow Control International Ltd. expects to enter into a tax sharing agreement with Tyco and The ADT Corporation (the “2012 Tax Sharing Agreement”) that will govern the rights and obligations of Tyco Flow Control International Ltd., Tyco and The ADT Corporation for certain pre-Distribution tax liabilities, including Tyco’s obligations under the tax sharing agreement that Tyco, Covidien Public Limited Company (“Covidien”) and TE Connectivity Ltd. (“TE Connectivity”) entered into in 2007 (the “2007 Tax Sharing Agreement”). Tyco Flow Control International Ltd. expects that the 2012 Tax Sharing Agreement will provide that Tyco Flow Control International Ltd., Tyco and The ADT Corporation will share (i) certain pre-Distribution income tax liabilities that arise from adjustments made by tax authorities to Tyco Flow Control International Ltd.’s, Tyco’s and The ADT Corporation’s U.S. and certain non-U.S. income tax returns, and (ii) payments required to be made by Tyco in respect to the 2007 Tax Sharing Agreement (collectively, “Shared Tax Liabilities”).

In the event the Distribution, the spin-off of the ADT Corporation, or certain internal transactions undertaken in connection therewith were determined to be taxable as a result of actions taken after the Distribution by Tyco Flow Control International Ltd., The ADT Corporation or Tyco, the party responsible for such failure would be responsible for all taxes imposed on Tyco Flow Control International Ltd., The ADT Corporation or Tyco as a result thereof. Taxes resulting from the determination that the Distribution, the spin-off of the ADT Corporation, or any internal transaction is taxable are referred to herein as “Distribution Taxes.” If such failure is not the result of actions taken after the Distribution by Tyco Flow Control International Ltd., The ADT Corporation or Tyco, then Tyco Flow Control International Ltd., The ADT Corporation and Tyco would be responsible for any Distribution Taxes imposed on Tyco Flow Control International Ltd., The ADT Corporation or Tyco as a result of such determination in the same manner and in the same proportions as the Shared Tax Liabilities. The ADT Corporation will have sole responsibility for any income tax liability arising as a result of Tyco’s acquisition of Brink’s Home Security Holdings, Inc. (“BHS”) in May 2010, including any liability of BHS under the tax sharing agreement between BHS and The Brink’s Company dated October 31, 2008 (collectively, the “BHS Tax Liabilities”). Costs and expenses associated with the management of these Shared Tax Liabilities, Distribution Taxes and BHS Tax Liabilities will generally be shared 20% by Tyco Flow Control International Ltd., 27.5% by the ADT Corporation and 52.5% by Tyco. Tyco Flow Control International Ltd. is responsible for all of its own taxes that are not shared pursuant to the 2012 Tax Sharing Agreement’s sharing formulae. In addition, Tyco and The ADT Corporation are responsible for their tax liabilities that are not subject to the 2012 Tax Sharing Agreement’s sharing formulae.

The 2012 Tax Sharing Agreement is also expected to provide that, if any party were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party’s fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the 2012 Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, Tyco Flow Control International Ltd. could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, Tyco Flow Control International Ltd. may be obligated to pay amounts in excess of our agreed-upon share of its, Tyco’s and The ADT Corporation’s tax liabilities.

6.	GOODWILL AND INTANGIBLE ASSETS

Annually, in the fiscal fourth quarter, and more frequently if triggering events occur, the Company tests goodwill for impairment by comparing the fair value of each reporting unit with its carrying amount. Fair value for each reporting unit is determined utilizing a discounted cash flow analysis based on the Company’s forecast cash flows discounted using an estimated weighted-average cost of capital of market participants. A market approach is utilized to corroborate the discounted cash flow analysis performed at each reporting unit. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired. In determining fair value, management relies on and considers a number of factors, including operating results, business plans, economic projections, anticipated future cash flow, comparable market transactions (to the extent available), other market data and the Company’s overall market capitalization.

In the first quarter of 2011, the Company changed its reporting units of its Water & Environmental Systems segment. As a result, the Company assessed the recoverability of the long-lived assets of each of the segment’s two reporting units. The Company concluded that the carrying amounts of its long-lived assets were recoverable. Subsequently, the Company performed the first step of the goodwill impairment test for the reporting units of our Water & Environmental Systems segment.

To perform the first step of the goodwill impairment test, the Company compared the carrying amounts of the reporting units to their estimated fair values. Fair value for each reporting unit was determined utilizing a discounted cash flow analysis based on forecast cash flows (including estimated underlying revenue and operating income growth rates) discounted using an estimated weighted-average cost of capital of market participants. The results of the first step of the goodwill impairment test indicated there was a potential impairment of goodwill in the Systems reporting unit only, as the carrying amount of the reporting unit exceeded its respective fair value. As a result, the Company performed the second step of the goodwill impairment test for this reporting unit by comparing the implied fair value of reporting unit goodwill with the carrying amount of the reporting unit’s goodwill. The results of the second step of the goodwill impairment test indicated that the implied goodwill amount was less than the carrying amount of goodwill for the Systems reporting unit. Accordingly, the Company recorded a non-cash impairment charge of $35 million which was recorded in goodwill impairment in the Company’s Combined Statement of Operations for the six months ended March 25, 2011.

The changes in the carrying amount of goodwill by segment are as follows ($ in millions):

	As of September 30, 2011	Acquisitions/ Purchase Accounting Adjustments	Currency Translation	As of March 30, 2012
Valves & Controls
Gross Goodwill	$1,545	$(1)	$3	$1,547
Impairments	—	—	—	—

Carrying Amount of Goodwill	1,545	(1)	3	1,547

Thermal Controls
Gross Goodwill	313	—	—	313
Impairments	—	—	—	—

Carrying Amount of Goodwill	313	—	—	313

Water & Environmental Systems
Gross Goodwill	314	—	—	314
Impairments	(35)	—	—	(35)

Carrying Amount of Goodwill	279	—	—	279

TOTAL
Gross Goodwill	2,172	(1)	3	2174
Impairments	(35)	—	—	(35)

Carrying Amount of Goodwill	$2,137	$(1)	$3	$2,139

	As of September 24, 2010	Acquisitions/ Purchase Accounting Adjustments	Impairments	Divestitures	Currency Translation	As of September 30, 2011
Valves & Controls
Gross Goodwill	$1,281	$249	$—	$—	$15	$1,545
Impairments	—	—	—	—	—	—

Carrying Amount of Goodwill	1,281	249	—	—	15	1,545

Thermal Controls
Gross Goodwill	307	—	—	—	6	313
Impairments	—	—	—	—	—	—

Carrying Amount of Goodwill	307	—	—	—	6	313

Water & Environmental Systems
Gross Goodwill	320	3	—	(14)	5	314
Impairments	—	—	(35)	—	—	(35)

Carrying Amount of Goodwill	320	3	(35)	(14)	5	279

TOTAL
Gross Goodwill	1,908	252	—	(14)	26	2,172
Impairments	—	—	(35)	—	—	(35)

Carrying Amount of Goodwill	$1,908	$252	$(35)	$(14)	$26	$2,137

The following table sets forth the gross carrying amounts and accumulated amortization of the Company’s intangible assets as of March 30, 2012 and September 30, 2011.

	March 30, 2012		September 30, 2011
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable:
Contracts and related customer relationships	$88	$11	$87	$5
Intellectual property	76	37	89	50
Other	6	6	6	5

Total	$170	$54	$182	$60

Non-Amortizable	$5		$5

Intangible asset amortization expense for the six months ended March 30, 2012 and March 25, 2011 was $7 million and $2 million, respectively. As of March 30, 2012, the weighted-average amortization period for contracts and related customer relationships, intellectual property, other and total intangible assets were 11 years, 27 years, 26 years and 17 years, respectively.

The estimated aggregate amortization expense on intangible assets is expected to be approximately $7 million for the remainder of 2012, $11 million for 2013, $10 million for 2014, $10 million for 2015, $10 million for 2016 and $68 million for 2017 and thereafter.

7.	DEBT

Debt as of March 30, 2012 and September 30, 2011 is as follows ($ in millions):

	March 30, 2012	September 30, 2011
Current maturities of long-term debt:
Allocated debt	$—	$—

Long-term debt:
Allocated debt	877	859
Capital lease obligations	16	17

Total long-term debt	893	876

Total debt	$893	$876

Tyco used a centralized approach to cash management and financing of its operations excluding debt directly incurred by any of its businesses, such as capital lease obligations. Accordingly, Tyco’s consolidated debt and related interest expense, exclusive of amounts incurred directly by the Company, have been allocated to the Company based on an assessment of the Company’s share of external debt using historical data. Interest expense was allocated in the same proportions as debt and includes the impact of interest rate swap agreements designated as fair value hedges. For the six months ended March 30, 2012 and March 25, 2011, Tyco has allocated to the Company interest expense of $25 million and $23 million, respectively. The fair value of the Company’s allocated debt was $1,016 million and $996 million as of March 30, 2012 and September 30, 2011, respectively. The fair value of its debt was allocated in the same proportions as Tyco’s external debt.

Management believes the allocation basis for debt and interest expense is reasonable based on an assessment of historical data. However, these amounts may not be indicative of the actual amounts that the Company would have incurred had the Company been operating as an independent, publicly-traded company for the periods presented. The Company or an affiliate expects to issue third-party debt based on an anticipated initial post-separation capital structure for the Company. The amount of debt which could be issued may materially differ from the amounts presented herein.

8.	RELATED PARTY TRANSACTIONS

Cash Management—Tyco used a centralized approach to cash management and financing of operations. The Company’s cash was available for use and was regularly “swept” by Tyco at its discretion. Transfers of cash both to and from Tyco are included within parent company investment on the Combined Statements of Parent Company Equity. The main components of the net transfers (to)/from Parent are cash pooling and general financing activities, cash transfers for acquisitions, divestitures, investments and various allocations from Tyco.

Trade Activity—Accounts receivable includes $2 million and $3 million of receivables from Tyco affiliates as of March 30, 2012 and September 30, 2011, respectively. These amounts primarily relate to sales of certain products which totaled $5 million and $10 million for the six months ended March 30, 2012 and March 25, 2011, respectively, and associated cost of revenue of $4 million and $8 million for the six months ended March 30, 2012 and March 25, 2011, respectively.

Service and Lending Arrangement with Tyco Affiliates—The Company has various debt and cash pool agreements with Tyco affiliates, which are executed outside of the normal Tyco centralized approach to cash management and financing of operations. Other assets include $121 million and $122 million of receivables from Tyco affiliates as of March 30, 2012 and September 30, 2011, respectively. Accrued and other current liabilities include $32 million of payables to Tyco affiliates as of both March 30, 2012 and September 30, 2011, respectively. Other liabilities include $33 million and $41 million of payables to Tyco affiliates as of March 30, 2012 and September 30, 2011, respectively.

Additionally, the Company, Tyco and its affiliates pay for expenses on behalf of each other. Accrued and other current liabilities include $12 million and $11 million of payables to Tyco and its affiliates as of March 30, 2012 and September 30, 2011, respectively.

Interest Income, Net—The Company recognized nil and $1 million of interest expense and $3 million and $3 million of interest income associated with the lending arrangements with Tyco affiliates for the six months ended March 30, 2012 and March 25, 2011, respectively.

Debt and Related Items—The Company was allocated a portion of Tyco’s consolidated debt and interest expense. Note 7 (“Debt”) provides further information regarding these allocations.

Insurable Liabilities—In fiscal year 2011 and fiscal year 2012, the Company was insured for workers’ compensation, property, product, general and auto liabilities by a captive insurance company that was wholly-owned by Tyco. Tyco has insurance for losses in excess of the captive insurance company policies’ limits through third-party insurance companies. The Company paid a premium in each year to obtain insurance coverage during these periods. Premiums expensed by the Company were $4 million for both the six months ended March 30, 2012 and March 25, 2011. These amounts are included in the selling, general and administrative expenses in the Combined Statements of Operations for the six months ended March 30, 2012 and March 25, 2011.

The Company maintains liabilities related to workers’ compensation, property, product, general and auto liabilities. As of March 30, 2012 and September 30, 2011, the Company had recorded $5 million and $5 million, respectively, in accrued and other current liabilities and $15 million and $16 million, respectively, in other liabilities in the Combined Balance Sheets with offsetting insurance assets of the same amount due from Tyco.

Allocated Expenses—The Company was allocated corporate overhead expenses from Tyco for corporate related functions based on the relative proportion of either the Company’s headcount or net revenue to Tyco’s consolidated headcount or net revenue. Corporate overhead expenses primarily related to centralized corporate functions, including finance, treasury, tax, legal, information technology, internal audit, human resources and risk management functions. During the six months ended March 30, 2012 and March 25, 2011, the Company was allocated $24 million and $27 million, respectively, of general corporate expenses incurred by Tyco. These amounts are included within selling, general and administrative expenses in the Combined Statements of Operations for the six months ended March 30, 2012 and March 25, 2011.

Management believes the assumptions and methodologies underlying the allocations of general corporate overhead from Tyco are reasonable. However, such expenses may not be indicative of the actual results of the Company had the Company been operating as an independent, publicly traded company or the amounts that will be incurred by the Company in the future. As a result, the financial information herein may not necessarily reflect the combined financial position, results of operations and cash flows of the Company in the future or what it would have been had the Company been an independent, publicly traded company during the periods presented.

9.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, debt and derivative financial instruments. The fair value of cash and cash equivalents, accounts receivable and accounts payable approximated book value as of March 30, 2012. The fair value of derivative financial instruments was not material to any of the periods presented. See Note 7 (“Debt”) for the information relating to the fair value of debt.

10.	COMMITMENTS AND CONTINGENCIES

Environmental Matters

The Company is involved in environmental remediation and legal proceedings related to its current business and, pursuant to certain indemnification obligations, related to a formerly owned business (Mueller). The Company is responsible, or alleged to be responsible, for ongoing environmental investigation and remediation of sites in several countries. These sites are in various stages of investigation and/or remediation and at some of these sites its liability is considered de minimis. The Company has received notification from the U.S. Environmental Protection Agency (“EPA”), and from similar state and non-U.S. environmental agencies, that several sites formerly or currently owned and/or operated by the Company, and other properties or water supplies that may be or have been impacted from those operations, contain disposed or recycled materials or wastes and require environmental investigation and/or remediation. These sites include instances where the Company has been identified as a potentially responsible party under U.S. federal, state and/or non-U.S. environmental laws and regulations.

The Company’s accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. It can be difficult to estimate reliably the final costs of investigation and remediation due to various factors. In the Company’s opinion, the total amount accrued is appropriate based on facts and circumstances as currently known. Based upon the Company’s experience, current information regarding known contingencies and applicable laws, the Company concluded that it is probable that it would incur remedial costs in the range of approximately $10 million to $33 million as of March 30, 2012. As of March 30, 2012, the Company concluded that the best estimate within this range is approximately $14 million, of which $9 million is included in accrued and other current liabilities and $5 million is included in other liabilities in the Combined Balance Sheet. The Company does not anticipate that these environmental conditions will have a material adverse effect on its combined financial position, results of operations or cash flows. However, unknown conditions or new details about existing conditions may give rise to environmental liabilities that could have a material adverse effect on the Company in the future.

Asbestos Matters

The Company and certain of its subsidiaries along with numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. These cases typically involve product liability claims based primarily on allegations of manufacture, sale or distribution of industrial products that either contained asbestos or were attached to or used with asbestos-containing components manufactured by third-parties. Each case typically names between dozens to hundreds of corporate defendants. While the Company has observed an increase in the number of these lawsuits over the past several years, including lawsuits by plaintiffs with mesothelioma-related claims, a large percentage of these suits have not presented viable legal claims and, as a result, have been dismissed by the courts. The Company’s strategy has been to mount a vigorous defense aimed at having unsubstantiated suits dismissed, and, where appropriate, settling suits before trial. Although a large percentage of litigated suits have been dismissed, the Company cannot predict the extent to which it will be successful in resolving lawsuits in the future. In addition, the Company continues to assess and evolve its strategy for resolving its asbestos claims, including pursuing other legal alternatives for certain subsidiaries with asbestos liabilities and limited assets.

As of March 30, 2012, there were approximately 1,700 lawsuits pending against the Company, its subsidiaries or entities for which the Company had assumed responsibility. Each lawsuit typically includes several claims, and the Company has approximately 2,300 claims outstanding as of March 30, 2012. This amount is not adjusted for claims that are not actively being prosecuted, identified incorrect defendants, or duplicated other actions, which would ultimately reflect the Company’s current estimate of the number of viable claims made against it, its affiliates, or entities for which it has assumed responsibility in connection with acquisitions or divestitures.

Annually, the Company performs an analysis with the assistance of outside counsel and other experts to update its estimated asbestos-related assets and liabilities. In addition, on a quarterly basis, the Company re-evaluates the assumptions used to perform the annual analysis and records an expense as necessary to reflect changes in its estimated liability and related insurance asset. Due to a high degree of uncertainty regarding the pattern and length of time over which claims will be made and then settled or litigated, the Company uses multiple estimation methodologies based on varying scenarios of potential outcomes to estimate the range of loss. The Company’s estimate of the liability and corresponding insurance recovery for pending and future claims and defense costs is predominantly based on claim experience over the past five years, and a projection which covers claims expected to be filed, including related defense costs, over the next seven years on an undiscounted basis. The Company has concluded that estimating the liability beyond the seven year period will not provide a reasonable estimate, as these uncertainties increase significantly as the projection period lengthens. The Company also periodically evaluates its strategy and the assumptions used in calculating the liability and corresponding insurance assets, including the five year look back and seven year look forward periods to assess whether these assumptions continue to be appropriate in light of trends and developments affecting the Company’s claims experience. The Company’s estimate of asbestos-related insurance recoveries represents estimated amounts due to the Company for previously paid and settled claims and the probable reimbursements relating to its estimated liability for pending and future claims. In determining the amount of insurance recoverable, the Company considers a number of factors, including available insurance, allocation methodologies, solvency and creditworthiness of the insurers. The Company believes that its asbestos-related liabilities and insurance-related assets as of March 30, 2012 are appropriate.

As of March 30, 2012, the Company’s estimated net asset of $1 million was recorded within the Company’s Combined Balance Sheet as a liability for pending and future claims and related defense costs of $23 million, and separately as an asset for insurance recoveries of $24 million. Similarly, as of September 30, 2011, the Company’s estimated net liability of $3 million was recorded within the Company’s Combined Balance Sheet as a liability for pending and future claims and related defense costs of $27 million, and separately as an asset for insurance recoveries of $24 million.

The amounts recorded by the Company for asbestos-related liabilities and insurance-related assets are based on the Company’s strategies for resolving its asbestos claims and currently available information as well as estimates and assumptions. Key variables and assumptions include the number and type of new claims that are filed each year, the average cost of resolution of claims, the resolution of coverage issues with insurance carriers, amount of insurance and the solvency risk with respect to the Company’s insurance carriers. Furthermore, predictions with respect to these variables are subject to greater uncertainty in the later portion of the projection period. Other factors that may affect the Company’s liability and cash payments for asbestos-related matters include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms of state or federal tort legislation and the applicability of insurance policies among subsidiaries. However, actual liabilities or insurance recoveries could be significantly higher or lower than those recorded if assumptions used in the Company’s calculations vary significantly from actual results.

Income Tax Matters

As discussed above in Note 5 (“Income Taxes”), the 2012 Tax Sharing Agreement will govern the rights and obligations of Tyco Flow Control International Ltd., Tyco and The ADT Corporation for certain tax liabilities with respect to periods or portions thereof ending on or before the date of the Distribution. Tyco Flow Control International Ltd. is responsible for all of its own taxes that are not shared pursuant to the 2012 Tax Sharing Agreement’s sharing formulae. In addition, Tyco and The ADT Corporation are responsible for their tax liabilities that are not subject to the 2012 Tax Sharing Agreement’s sharing formulae.

With respect to years prior to and including the 2007 separation of Covidien and TE Connectivity by Tyco, tax authorities have raised issues and proposed tax adjustments that are generally subject to the sharing provisions of the 2007 Tax Sharing Agreement and which may require Tyco to make a payment to a taxing authority, Covidien or TE Connectivity. Tyco has recorded a liability of $411 million as of March 30, 2012 which it has assessed and believes is adequate to cover the payments that Tyco may be required to make under the 2007 Tax Sharing Agreement. Tyco is reviewing and contesting certain of the proposed tax adjustments.

With respect to adjustments raised by the IRS, although Tyco has resolved a substantial number of these adjustments, a few significant items remain open with respect to the audit of the 1997 through 2004 years. As of the date hereof, Tyco has not been able to resolve certain open items, which primarily involve the treatment of certain intercompany debt issued during the period, through the IRS appeals process. As a result, Tyco expects to litigate these matters once it receives the requisite statutory notices from the IRS, which is likely to occur within the next six months. However, the ultimate resolution of these matters is uncertain and could result in Tyco being responsible for a greater amount than it expects under the 2007 Tax Sharing Agreement. To the extent Tyco Flow Control International Ltd., is responsible for any Shared Tax Liability or Distribution Tax, there could be a material adverse impact on its financial position, results of operations, cash flows or its effective tax rate in future reporting periods.

Compliance Matters

As disclosed in Tyco’s periodic filings, Tyco has received and responded to various allegations and other information that certain improper payments were made by Tyco’s subsidiaries (including subsidiaries of the Company) in recent years. Tyco has reported to the Department of Justice (“DOJ”) and the SEC the investigative steps and remedial measures that Tyco has taken in response to these and other allegations and Tyco’s internal investigations, including retaining outside counsel to perform a baseline review of Tyco’s policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act (“FCPA”). Tyco has continued to investigate and make periodic progress reports to these agencies regarding Tyco’s compliance efforts and Tyco’s follow-up investigations, including, as appropriate, briefings concerning additional instances of potential improper conduct identified by Tyco in the course of Tyco’s ongoing compliance activities. In February 2010, Tyco initiated discussions with the DOJ and SEC aimed at resolving these matters, including matters that pertain to subsidiaries of the Company. These discussions remain ongoing. The Company has recorded its best estimate of potential loss related to these matters. However, it is possible that this estimate may differ from the ultimate loss determined in connection with the resolution of this matter, and the Company may be required to pay material fines, consent to injunctions on future conduct, consent to the imposition of a compliance monitor, or suffer other criminal or civil penalties or adverse impacts, including being subject to lawsuits brought by private litigants, each of which may have a material adverse effect on its financial position, results of operations or cash flows.

In addition to the matters described above, from time to time, the Company is subject to disputes, administrative proceedings and other claims arising out of the normal conduct of its business. These matters generally relate to disputes arising out of the use or installation of its products, product liability litigation, personal injury claims, commercial and contract disputes and employment related matters. On the basis of information currently available to it, management does not believe that existing proceedings and claims will have a material impact on the Company’s Combined Financial Statements. However, litigation is unpredictable, and the Company could incur judgments or enter into settlements for current or future claims that could adversely affect its financial statements.

11.	RETIREMENT PLANS

Defined Benefit Pension Plans—The Company sponsors a number of retirement plans. The following disclosures exclude the impact of plans which are not material individually and in the aggregate. The net periodic benefit cost for the Company’s material U.S. defined pension plans were not material for the six months ended March 30, 2012 and March 25, 2011.

The following disclosure pertains to the Company’s material non-U.S. defined benefit pension plans. The net periodic benefit cost for the Company’s material non-U.S. defined pension plans is as follows ($ in millions):

	For the Six Months Ended
	March 30, 2012	March 25, 2011
Service cost	$2	$2
Interest cost	6	6
Expected return on plan assets	(7)	(6)
Amortization of net actuarial loss	1	—

Net periodic benefit cost	$2	$2

The estimated net actuarial loss for non-U.S. pension benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the current fiscal year are expected to be $2 million.

The Company’s funding policy is to make contributions in accordance with the laws and customs of the various countries in which it operates and to make discretionary voluntary contributions from time-to-time. The Company anticipates that it will contribute at least the minimum required to its pension plans in fiscal year 2012 of $15 million for non-U.S. plans. During the six months ended March 30, 2012, the Company made required contributions of $9 million to its non-U.S. pension plans.

Postretirement Benefit Plans- Net periodic benefit cost was not material for both periods.

12.	REDEEMABLE NONCONTROLLING INTEREST

Noncontrolling interests with redemption features, such as put options, that are not solely within the Company’s control are considered redeemable noncontrolling interests. The Company accretes changes in the redemption value through noncontrolling interest in subsidiaries net income attributable to the noncontrolling interest over the period from the date of issuance to the earliest redemption date. Redeemable noncontrolling interest is considered to be temporary equity and is therefore reported in the mezzanine section between liabilities and equity on the Company’s Combined Balance Sheet at the greater of the initial carrying amount increased or decreased for the noncontrolling interest’s share of net income or loss or its redemption value.

The rollforward of redeemable noncontrolling interest from September 30, 2011 to March 30, 2012 is as follows ($ in millions):

Balance as of September 30, 2011	$93
Net loss	(2)
Adjustments to redemption value	3

Balance as of March 30, 2012	$94

13.	SHARE PLANS

During the quarter ended December 30, 2011, Tyco issued its annual share-based compensation grants to the Company’s employees. The total number of awards issued was approximately 0.6 million, of which 0.3 million were share options, 0.2 million were restricted unit awards and 0.1 million were performance share unit awards. The options and restricted stock units vest in equal annual installments over a period of 4 years, and the performance share unit awards vest after a period of 3 years based on the level of attainment of the applicable performance metrics of Tyco, which are determined by the Compensation and Human Resources Committee of Tyco’s Board of Directors. The weighted-average grant-date fair value of the share options, restricted unit awards and performance share unit awards was $12.40, $44.32 and $49.42, respectively. The weighted-average assumptions used in the Black-Scholes option pricing model included an expected stock price volatility of 36%, a risk free interest rate of 1.46%, an expected annual dividend per share of $1.00 and an expected option life of 5.7 years.

During the quarter ended December 24, 2010, Tyco issued its annual share-based compensation grants to the Company’s employees. The total number of awards issued was approximately 0.7 million, of which 0.4 million were share options, 0.2 million were restricted unit awards and 0.1 million were performance share unit awards. The options and restricted stock units vest in equal annual installments over a period of 4 years, and the performance share unit awards vest after a period of 3 years based on the level of attainment of the applicable performance metrics of Tyco, which are determined by the Compensation and Human Resources Committee of Tyco’s Board of Directors. The weighted-average grant-date fair value of the share options, restricted unit awards and performance share unit awards was $9.05, $37.29 and $41.95, respectively. The weighted-average assumptions used in the Black-Scholes option pricing model included an expected stock price volatility of 33%, a risk free interest rate of 1.22%, an expected annual dividend per share of $0.84 and an expected option life of 5.1 years.

14.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income are as follows ($ in millions):

	Currency Translation Adjustments(1)	Retirement Plans	Accumulated Other Comprehensive Income (Loss)
Balance as of September 24, 2010	$652	$(65)	$587
Pre-tax current period change	147	1	148
Divestiture of businesses	(126)	—	(126)

Balance as of March 25, 2011	$673	$(64)	$609

	Currency Translation Adjustments(1)	Retirement Plans	Accumulated Other Comprehensive Income
Balance as of September 30, 2011	$556	$(67)	$489
Pre-tax current period change	23	—	23

Balance as of March 30, 2012	$579	$(67)	$512

(1)	During the six months ended March 30, 2012 and March 25, 2011, nil and $126 million of cumulative translation gain, respectively, were transferred from currency translation adjustments as a result of the sale of non-U.S. entities. Of these amounts, nil and $126 million, respectively, are included in income from discontinued operations, net of income taxes in the Combined Statements of Operations.

Other

The Company had $1.2 billion of intercompany loans designated as permanent in nature as of both March 30, 2012 and September 30, 2011. For the six months ended March 30, 2012 and March 25, 2011, the Company recorded a $17 million and a $59 million cumulative translation gain, respectively, through accumulated other comprehensive income related to these loans.

15.	COMBINED SEGMENT DATA

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. The Company, from time to time, may realign businesses and management responsibility within its operating segments based on considerations such as opportunity for market or operating synergies and/or to more fully leverage existing capabilities and enhance development for future products and services. Selected information by segment is presented in the following tables ($ in millions):

	For the Six Months Ended
	March 30, 2012	March 25, 2011
Net revenue(1)
Valves & Controls	$1,166	$975
Thermal Controls	436	339
Water & Environmental Systems	322	320

Total	$1,924	$1,634

(1)	Revenue by operating segment excludes intercompany transactions. No single customer represents more than 10% of net revenue.

	For the Six Months Ended
	March 30, 2012	March 25, 2011
Operating income (loss)
Valves & Controls	$139	$106
Thermal Controls	81	63
Water & Environmental Systems(1)	19	(11)
Corporate	(47)	(39)

Total	$192	$119

(1)	Operating loss includes a goodwill impairment charge of $35 million for the six months ended March 25, 2011.

16.	INVENTORY

Inventories consisted of the following ($ in millions):

	March 30, 2012	September 30, 2011
Purchased materials and manufactured parts	$387	$347
Work in process	143	130
Finished goods	343	295

Inventories	$873	$772

Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value.

17.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following ($ in millions):

	March 30, 2012	September 30, 2011
Land	$97	$97
Buildings and leasehold improvements	338	346
Machinery and equipment	876	860
Property under capital leases(1)	2	2
Construction in progress	65	41
Accumulated depreciation(2)	(752)	(739)

Property, plant and equipment, net	$626	$607

(1)	Property under capital leases consists primarily of buildings.
(2)	Accumulated amortization of capital lease assets was $1 million as of both March 30, 2012 and September 30, 2011.

18.	GUARANTEES

In certain situations, Tyco has guaranteed the Company’s performance to third parties or has provided financial guarantees for financial commitments of the Company. Tyco and the Company intend to obtain releases from these guarantees in connection with the Spin-Off. In situations where the Company and Tyco are unable to obtain a release, the Company will indemnify Tyco for any losses it suffers as a result of such guarantees.

In disposing of assets or businesses, the Company often provides representations, warranties and indemnities to cover various risks including unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities and unidentified tax liabilities and legal fees related to periods prior to disposition. The Company does not have the ability to reasonably estimate the potential liability due to the inchoate and unknown nature of these potential liabilities. However, the Company has no reason to believe that these uncertainties would have a material adverse effect on the Company’s financial position, results of operations or cash flows.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company’s financial position, results of operations or cash flows.

The changes in the carrying amount of the Company’s warranty accrual from September 30, 2011 to March 30, 2012 were as follows ($ in millions):

Balance as of September 30, 2011	$18
Warranties issued	3
Change in estimates	(1)
Settlements	(3)

Balance as of March 30, 2012	$17

19.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the time it issued its financial statements on June 19, 2012.

ANNEX A

EXECUTION COPY

MERGER AGREEMENT

among

TYCO INTERNATIONAL LTD.,

TYCO FLOW CONTROL INTERNATIONAL LTD.,

PANTHRO ACQUISITION CO.,

PANTHRO MERGER SUB, INC.

and

PENTAIR, INC.

dated as of

March 27, 2012

A-i

A-ii

A-iii

MERGER AGREEMENT

THIS MERGER AGREEMENT, dated as of March 27, 2012 (this “Agreement”), is among Tyco International Ltd., a corporation limited by shares (Aktiengesellschaft) organized under the laws of Switzerland (“Trident”), Tyco Flow Control International Ltd., a corporation limited by shares (Aktiengesellschaft) organized under the laws of Switzerland and presently a direct wholly-owned Subsidiary of Trident (“Fountain”), Panthro Acquisition Co., a Delaware corporation and a direct wholly-owned Subsidiary of Fountain (“AcquisitionCo”), Panthro Merger Sub, Inc., a Minnesota corporation and a direct wholly-owned Subsidiary of AcquisitionCo (“Merger Sub”), and Pentair, Inc., a Minnesota corporation (“Patriot”). Capitalized terms used herein shall have the meanings given to them in Section 9.01 or in the Sections of this Agreement referenced in Section 9.01.

RECITALS

WHEREAS, Trident is engaged in the Fountain Business;

WHEREAS, the Board of Directors of Trident has determined that it is advisable, desirable and in the best interests of Trident and its shareholders to separate the Fountain Business from Trident and to divest the Fountain Business in the manner contemplated hereby and by the Separation Agreement;

WHEREAS, the Parties contemplate that the Fountain Business shall be transferred to Fountain as provided in the Separation Agreement;

WHEREAS, the Parties contemplate that, following the Fountain Transfer, Trident shall consummate the disposition of one hundred percent (100%) of the Fountain Common Stock to its shareholders through a dividend of Fountain Common Stock to Trident shareholders on a pro rata basis (the “Distribution”);

WHEREAS, at the Effective Time, the Parties will effect the merger of Merger Sub with and into Patriot, with Patriot continuing as the surviving corporation, all upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of Trident has (i) determined that it is advisable, fair to and in the best interests of Trident and its shareholders to enter into this Agreement and to consummate the Transactions, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions and (iii) resolved, subject to the terms of this Agreement, to recommend that its shareholders grant the Trident Shareholder Approval;

WHEREAS, the Board of Directors of Fountain has (i) determined that it is advisable to enter into this Agreement and to consummate the Transactions and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, (x) Fountain, as a party to this Agreement and the sole stockholder of AcquisitionCo, has approved this Agreement and the Transactions, (y) AcquisitionCo, as a party to this Agreement and the sole stockholder of Merger Sub, has approved this Agreement and (z) the Board of Directors of Merger Sub has determined that it is advisable, fair to and in the best interests of Merger Sub and its sole shareholder to enter into this Agreement and consummate the applicable Transactions, including the Merger, and approved the execution, delivery and performance of this Agreement and the consummation of the applicable Transactions;

WHEREAS, the Board of Directors of Patriot has (i) determined that it is advisable, fair to, and in the best interests of Patriot and its shareholders to enter into this Agreement and to consummate the applicable Transactions, including the Merger, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the applicable Transactions and (iii) resolved, subject to the terms of this Agreement, to recommend to its shareholders approval of the Merger;

WHEREAS, this Agreement shall constitute a plan of merger pursuant to Section 302A.611 of the MBCA;

WHEREAS, for United States federal income tax purposes, the Parties intend that the Merger qualifies as a “reorganization” pursuant to Section 368 of the Code; and

WHEREAS, Trident, Fountain, AcquisitionCo, Merger Sub and Patriot desire to make certain representations, warranties, covenants and agreements specified herein in connection with the Transactions, and also to prescribe certain conditions to the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

TRANSACTIONS

Section 1.01 The Merger. (a) At the Effective Time and on the terms and subject to the conditions of this Agreement, Merger Sub shall be merged with and into Patriot (the “Merger”) in accordance with the MBCA, whereupon the separate corporate existence of Merger Sub shall cease, and Patriot shall continue as the surviving entity in the Merger (the “Surviving Corporation”) and shall be a wholly-owned, direct Subsidiary of AcquisitionCo and an indirect Subsidiary of Fountain.

(b) As soon as practicable on the Closing Date, the Parties will file articles of merger meeting the requirements of Section 302A.615 of the MBCA (the “Articles of Merger”), with the Secretary of State of the State of Minnesota. The Merger shall become effective at such time as (x) the Articles of Merger are duly filed with the Secretary of State of the State of Minnesota or (y) at such later date or time as is agreed among the Parties in writing and specified in the Articles of Merger in accordance with the relevant provisions of the MBCA (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.02 Closing. On the terms and subject to the conditions set forth in this Agreement, the consummation of the Merger (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, at 10:00 a.m., local time, on the later of (x) September 28, 2012 and (y) the fifth Business Day following satisfaction or waiver (to the extent permitted by applicable Law) of the conditions to Closing set forth in Article VI (other than those conditions, including the Distribution, that by their nature or pursuant to the terms of this Agreement are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or, where permitted, the waiver of those conditions), or at such other date, time or place as Trident and Patriot may mutually agree. The date on which the Closing occurs is referred to as the “Closing Date.” At and in anticipation of the Closing, the Parties will cooperate to effectuate the closing steps set forth in Exhibit A on or prior to the Closing, consistent with the timeframe set forth in such Exhibit.

Section 1.03 Plan of Reorganization. This Agreement shall constitute a “plan of reorganization” for the Merger within the meaning of Treasury Regulation Section 1.368-2(g).

Section 1.04 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement, the Articles of Merger and in the applicable provisions of the MBCA.

Section 1.05 Articles of Incorporation and Bylaws. (a) At the Effective Time, the articles of incorporation of Merger Sub, as set forth in Exhibit B, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law, except that Article I of Exhibit B is hereby amended as of the Effective Time to read: “The name of the Corporation is ‘Pentair, Inc.’”.

(b) At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law.

(c) At the Effective Time, the articles of association of Fountain shall be substantially in the form attached as Exhibit C, with such changes thereto as may be proposed by Patriot and approved by Trident (such approval not to be unreasonably withheld, conditioned or delayed), and the organizational regulations of Fountain shall be in a form proposed by Patriot and approved by Trident (such approval not to be unreasonably withheld, conditioned or delayed). Prior to the Distribution, Trident shall take such actions, as sole shareholder of Fountain and otherwise, as required under the Fountain Organizational Documents and applicable Law to adopt and approve and otherwise effectuate the foregoing, subject to and conditioned on the Closing.

Section 1.06 Directors and Officers. (a) The directors of Patriot immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation, the officers of Patriot immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Articles of Incorporation and Bylaws.

(b) At the Effective Time, the Board of Directors of Fountain shall be comprised as follows, subject to and conditioned on the Closing and effective as of the Effective Time: (A) up to two persons to be selected by Trident and reasonably acceptable to Patriot and (B) the persons serving on the Board of Directors of Patriot as of the mailing of the Trident Proxy (and, if there shall be any replacement to any of such directors prior to the Effective Time as a result of resignation, removal, death or disability, any such replacement) (the “Surviving Corporation Board Appointees”). Trident shall take such actions, as sole shareholder of Fountain and otherwise, as required under the Fountain Organizational Documents and applicable Law to cause the Board of Directors of Fountain to be so constituted, subject to and conditional upon the Effective Time.

(c) At the Effective Time, the senior management of Fountain shall be comprised of the persons listed in Section 1.06(c) of the Patriot Disclosure Letter in management positions at Fountain as indicated opposite their respective names in such section (the “Management Appointees”). Fountain shall take all action necessary to appoint such persons to the applicable positions so indicated, subject to and conditional upon the Effective Time. If prior to the Effective Time, any Management Appointee is unwilling or unable to serve in such designated management position as a result of illness, death, resignation or any other reason, then a replacement for such person, if any, shall be appointed by Patriot after consulting with Trident.

Section 1.07 Effect on Capital Stock. (a) At the Effective Time, by virtue of the Merger and without any action on the part of Fountain, AcquisitionCo, Merger Sub, Patriot or the holders of any capital stock of Fountain, AcquisitionCo, Merger Sub or Patriot, subject to Section 1.12, each share of Patriot Common Stock issued and outstanding immediately prior to the Effective Time, other than shares of Patriot Common Stock not entitled to receive the Merger Consideration pursuant to Section 1.07(b) hereof, shall be converted into the right to receive one fully paid and nonassessable share of Fountain Common Stock. The shares of Fountain Common Stock to be issued upon the conversion of Patriot Common Stock pursuant to this Section 1.07 and cash in lieu of fractional shares of Fountain Common Stock to be paid as contemplated by Section 1.12 are referred to collectively as the “Merger Consideration.” As of the Effective Time, all such shares of Patriot Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and any holder of a certificate representing any such shares of Patriot Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any dividends or other distributions payable pursuant to Section 1.10 and Section 1.13 upon surrender of such certificate, without interest. The issuance of Fountain Common Stock in connection with the Merger is referred to as the “Fountain Stock Issuance.”

(b) Each share of Patriot Common Stock owned by any Subsidiary of Patriot or Fountain shall remain outstanding following the Effective Time, but shall not be entitled to receive the Merger Consideration.

(c) At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one fully paid and nonassessable share of common stock, par value $0.162/3 per share, of the Surviving Corporation.

Section 1.08 Patriot Stock Options and Equity-Based Awards. (a) No later than immediately before the Effective Time, Patriot and Fountain shall take such actions as may be required to provide that:

(i) each outstanding Patriot Stock Option, whether vested or unvested, shall be converted at the Effective Time into an option to acquire, on the same terms and conditions as were applicable under such Patriot Stock Option immediately before the Effective Time, a number of shares of Fountain Common Stock equal to the number of shares of Patriot Common Stock subject to such Patriot Stock Option immediately before the Effective Time at a price per share (rounded to the nearest whole cent) equal to the exercise price per share of Patriot Common Stock otherwise purchasable pursuant to such Patriot Stock Option (each Patriot Stock Option as so adjusted, an “Adjusted Stock Option”); provided, however, that such conversion shall be effected in accordance with Section 424(a) of the Code.

(ii) each outstanding Patriot RSU, whether vested or unvested, shall be converted at the Effective Time into a restricted stock unit, subject to the same terms and conditions as were applicable under such Patriot RSU immediately before the Effective Time, with respect to a number of shares of Fountain Common Stock equal to the number of shares of Patriot Common Stock subject to such Patriot RSU immediately before the Effective Time (each Patriot RSU as so adjusted, an “Adjusted RSU”);

(iii) each outstanding Patriot Restricted Share shall be converted at the Effective Time into the right to receive a number of shares of Fountain Common Stock equal to the number of shares of Patriot Common Stock subject to such Patriot Restricted Share immediately before the Effective Time, subject to the same terms and conditions as were applicable under such Patriot Restricted Share immediately before the Effective Time (each Patriot Restricted Share as so adjusted, an “Adjusted Restricted Share”); and

(iv) each outstanding Patriot Other Share-Based Award, whether vested or unvested, shall be converted at the Effective Time into an award with respect to shares of Fountain Common Stock, subject to the same terms and conditions as were applicable under such Patriot Other Share-Based Award immediately before the Effective Time, with respect to a number of shares of Fountain Common Stock equal to the number of shares of Patriot Common Stock subject to such Patriot Other Share-Based Award immediately before the Effective Time (each Patriot Other Share-Based Award as so adjusted, an “Adjusted Other Share-Based Award”).

(b) Patriot and Fountain shall take such actions as may be required to provide that any then-current purchase period under a Patriot Stock Purchase Plan shall continue in effect in accordance with its terms following the Effective Time; provided, that at the end of each such purchase period, with respect to an applicable participant, such participant’s accumulated payroll deduction shall be used to purchase shares of Fountain Common Stock in accordance with the terms of the applicable Patriot Stock Purchase Plan.

(c) Fountain shall take all actions necessary to reserve for issuance, from and after the Effective Time, a sufficient number of shares of Fountain Common Stock for delivery pursuant to the terms set forth in this Section 1.08. At or before the Effective Time, Fountain shall cause to be filed with the SEC a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act with respect to the Adjusted Restricted Shares and the shares of Fountain Common Stock subject to Adjusted Stock Options, Adjusted RSUs and Adjusted Other Share-Based Awards and shall use reasonable efforts to maintain the current status of the prospectus contained therein, as well as to comply with any applicable state securities or “blue sky” laws, for so long as such awards remain outstanding.

(d) By approving this Agreement, (i) the Board of Directors of Fountain shall be deemed to have approved and authorized each and every amendment to any of the Fountain Benefit Plans as may be necessary or appropriate to give effect to the provisions of Section 1.08, and (ii) the Board of Directors of Patriot shall be deemed to have approved and authorized each and every amendment to any of the Patriot Benefit Plans, Patriot Stock Options, Patriot RSUs, Patriot Restricted Shares and Patriot Other Share-Based Awards as may be necessary or appropriate to give effect to the provisions of Section  1.08.

Section 1.09 Exchange of Certificates. Prior to the Closing, Patriot shall select a bank or trust company reasonably acceptable to Trident as exchange agent (the “Exchange Agent”). In connection with the foregoing, Trident, Fountain, Merger Sub and, as necessary, AcquisitionCo, shall enter into an exchange and nominee agreement with the Exchange Agent, in a form reasonably acceptable to Patriot, setting forth the procedures to be used in accomplishing the deliveries and other actions contemplated by this Section 1.09 and Section 1.10. Prior to or at the Effective Time, Fountain shall deposit with the Exchange Agent, for the benefit of the holders of shares of Patriot Common Stock, for exchange in accordance with this Article I through the Exchange Agent, evidence in book-entry form representing the shares of Fountain Common Stock issuable pursuant to this Article I in exchange for outstanding shares of Patriot Common Stock. For the purposes of such deposit, Fountain shall assume that there shall not be any fractional shares of Fountain Common Stock. Fountain shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed or as reasonably requested by Patriot, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 1.12 and cash sufficient to pay any dividends and other distributions pursuant to Section 1.13. All evidence in book-entry form of Fountain Common Stock including cash in lieu of fractional shares of Fountain Common Stock to be paid pursuant to Section 1.12 and the amount of any dividends or other distributions payable with respect to the Patriot Common Stock pursuant to Section 1.13 are hereinafter referred to as the “Exchange Fund.” Following the Effective Time, the Exchange Agent shall, subject to the terms of the exchange agent and nominee agreement entered into with Trident, Fountain, Merger Sub and, as necessary, AcquisitionCo, deliver the Fountain Common Stock to be issued pursuant to this Article I out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

Section 1.10 Exchange Procedures. As soon as reasonably practicable after the Effective Time of the Merger, and to the extent not previously distributed in connection with the Distribution, Fountain shall cause the Exchange Agent to mail to any holder of record of outstanding shares of Patriot Common Stock whose shares of Patriot Common Stock were converted into the right to receive a portion of the Merger Consideration pursuant to Section 1.07(a): (a) a letter of transmittal and (b) instructions for use in effecting the exchange of any shares of Patriot Common Stock for Merger Consideration. Upon delivery to the Exchange Agent of the letter of transmittal, duly executed and with such other documents as may reasonably be required by the Exchange Agent, the holder of such shares of Patriot Common Stock shall be entitled to receive in exchange therefor: (i) that number of whole shares of Fountain Common Stock (after taking into account all shares of Patriot Common Stock exchanged by such holder), which shall be in uncertificated book-entry form, that such holder has the right to receive pursuant to the provisions of this Article I, (ii) payment by cash or check in lieu of fractional shares of Fountain Common Stock which such holder is entitled to receive pursuant to Section 1.12 and (iii) any dividends or other distributions payable pursuant to Section 1.13. If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable shares of Patriot Common Stock is registered, it shall be a condition to the registration thereof that the applicable shares of Patriot Common Stock to be exchanged be in proper form for transfer and that the person requesting such delivery of the applicable portion of the Merger Consideration pay any and all transfer and other similar Taxes required to be paid as a result of such registration in the name of a Person other than the registered holder of such shares of Patriot Common Stock or establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until exchanged as contemplated by this Section 1.10, any shares of Patriot Common Stock shall be deemed at any time after the Effective Time to represent only the right to receive upon such exchange the applicable portion of the Merger Consideration as contemplated by this Section 1.10 and any amounts to be paid pursuant to Section 1.12 and/or Section 1.13. No interest shall be paid or accrue on the Merger Consideration or any cash payable upon exchange of any shares of Patriot Common Stock.

Section 1.11 No Further Ownership Rights in Patriot Common Stock. The portion of the Merger Consideration issued (and paid) and any cash paid in accordance with the terms of this Article I upon conversion of any shares of Patriot Common Stock shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of Patriot Common Stock. At the Effective Time, the stock transfer books of Patriot shall be closed with respect to the shares of Patriot Common Stock that were outstanding immediately prior to the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Patriot Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any certificates or book-entry shares formerly representing shares of Patriot Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article I.

Section 1.12 No Fractional Shares. (a) No certificates or scrip representing fractional shares of Fountain Common Stock or book-entry credit of the same shall be issued upon the conversion of shares of Patriot Common Stock pursuant to Section 1.07(a), no dividends or other distributions of Fountain shall relate to such fractional share interests and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Fountain Common Stock. For purposes of this Section 1.12, all fractional shares to which a single record holder would be entitled shall be aggregated, and calculations shall be rounded to three decimal places.

(b) Fractional shares of Fountain Common Stock that would otherwise be allocable to any former holders of shares of Patriot Common Stock in the Merger shall be aggregated, and no holder of shares of Patriot Common Stock shall receive cash equal to or greater than the value of one full share of Fountain Common Stock. The Exchange Agent shall cause the whole shares obtained thereby to be sold, in the open market or otherwise as reasonably directed by Fountain, and in no case later than 30 Business Days after the Effective Time. The Exchange Agent shall make available the net proceeds thereof, after deducting any required brokerage charges, commissions and transfer Taxes, on a pro rata basis, without interest, as soon as practicable to the holders of shares of Patriot Common Stock entitled to receive such cash. Payment of cash in lieu of fractional shares of Fountain Common Stock shall be made solely for the purpose of avoiding the expense and inconvenience to Fountain of issuing fractional shares of Fountain Common Stock and shall not represent separately bargained-for consideration.

Section 1.13 Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Fountain Common Stock with a record date after the Effective Time shall be paid to the holder of any unexchanged shares of Patriot Common Stock with respect to the shares of Fountain Common Stock issuable upon exchange thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.12, until, in each case, the exchange of such shares of Patriot Common Stock in accordance with this Article I. Subject to applicable Law, following the exchange of any such shares of Patriot Common Stock, there shall be paid to the record holder of whole shares of Fountain Common Stock issued in exchange therefor, without interest, (a) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Fountain Common Stock to which such holder is entitled pursuant to Section 1.12 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Fountain Common Stock and (b) at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such exchange payable with respect to such whole shares of Fountain Common Stock. In no event shall the Exchange Agent have the right to vote any shares of Fountain Common Stock held by the Exchange Agent.

Section 1.14 Withholding Rights. Fountain, Patriot, the Surviving Corporation or the Exchange Agent, as the case may be, shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. Any withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Persons with respect to which such deduction and withholding was made. Fountain, Patriot, the Surviving Corporation or the Exchange Agent, as the case may be, shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate Governmental Authority within the period required under applicable Law.

Section 1.15 Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of shares of Patriot Common Stock for 180 calendar days after the Effective Time shall be delivered to Fountain upon demand, and any holders of shares of Patriot Common Stock who have not theretofore complied with this Article I shall thereafter look only to Fountain for payment of their claim for the Merger Consideration, any cash in lieu of fractional shares of Fountain Common Stock pursuant to Section 1.12 and any dividends or distributions pursuant to Section 1.13.

Section 1.16 No Liability. None of the Parties or the Exchange Agent shall be liable to any Person in respect of any shares of Patriot Common Stock or Fountain Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF TRIDENT

For all purposes of this Article II, for the avoidance of doubt, Fountain and each other member of the Fountain Group shall be a Subsidiary of Trident immediately prior to the Effective Time (without giving effect to the Distribution). Trident hereby represents and warrants to Patriot that, except (i) as set forth in the applicable section (or another section to the extent provided in Section 8.14) of the Trident Disclosure Letter or (ii) to the extent disclosed or identified in any report, schedule, form or other document filed with, or furnished to, the SEC by Trident and publicly available prior to the date of this Agreement and after September 26, 2009, or in the Draft Form 10, to the extent that the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on its face (other than any forward-looking disclosures set forth in any risk factor section (except for any disclosure therein related to historical facts), any disclosures in any section relating to forward-looking statements and any other similar disclosures included therein to the extent that they are primarily cautionary in nature):

Section 2.01 Due Organization, Good Standing and Corporate Power. (a)Trident is a corporation limited by shares (Aktiengesellschaft) that is duly organized and validly existing under the Laws of Switzerland with its legal seat in the Canton of Schaffhausen, Switzerland. Fountain is a corporation limited by shares (Aktiengesellschaft) that is duly organized and validly existing under the Laws of Switzerland with its legal seat in the Canton of Schaffhausen, Switzerland. Each Fountain Sub is a corporation or other entity duly organized, validly existing and in good standing (where applicable) under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE. AcquisitionCo is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Minnesota. Trident and its Subsidiaries have all requisite corporate power and authority to own, lease and operate their respective properties, rights and Assets that shall be contributed to the Fountain Group pursuant to the Separation Agreement or any Ancillary Agreement and to carry on the Fountain Business as it is now being conducted. Trident and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (to the extent such concept is recognized in the applicable jurisdiction) in each jurisdiction in which the properties, rights or Assets owned, leased or operated by the Fountain Business that shall be contributed to the Fountain Group pursuant to the Separation Agreement or any Ancillary Agreement or the nature of the Fountain Business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE.

(b) Section 2.01(b) of the Trident Disclosure Letter sets forth, as of the date hereof, a list of the Fountain Subs and their respective jurisdictions of incorporation or organization. All of the outstanding shares of capital stock of, or other equity interests in, each Fountain Sub are duly authorized, validly issued, fully paid and nonassessable and will be, as of the Separation, owned directly or indirectly by Fountain, free and clear of all Security Interests other than restrictions under the Securities Act or imposed by applicable Law. Trident has delivered or made available to Patriot, prior to the execution of this Agreement, true and complete copies of the Trident Organizational Documents and the Fountain Organizational Documents.

Section 2.02 Authorization of Agreement. (a) The execution, delivery and performance of this Agreement and the Other Transaction Agreements by each of Trident, Fountain, AcquisitionCo and Merger Sub, as applicable, and the consummation by each of them of the Transactions, have been duly authorized and approved by their respective Boards of Directors and this Agreement has been approved and adopted by (i) Fountain as the sole shareholder of AcquisitionCo and (ii) AcquisitionCo as the sole shareholder of Merger Sub. No other corporate or shareholder action on the part of Trident, Fountain, AcquisitionCo or Merger Sub is necessary to authorize the execution, delivery and performance of this Agreement and the Other Transaction Agreements or the consummation of the Transactions, except for the (x) approval of the Distribution and any related resolutions necessary to effect the Distribution by shareholders of Trident holding a majority of the votes entitled to be cast (the “Trident Shareholder Approval”), (y) appointment by Trident, as sole shareholder of Fountain, of the Surviving Corporation Board Appointees effective as of the Effective Time, subject to and in accordance with Section 1.06(b) and (z) authorization of an increase in the share capital of Fountain such that Fountain will have sufficient issued and paid up share capital, including a sufficient number of shares, to effect the Distribution and the Merger and to have such amount of additional treasury shares as may be proposed by Patriot and approved by Trident (such approval not to be unreasonably withheld, conditioned or delayed), which authorization shall be undertaken prior to the Distribution pursuant to Section 3.7 of the Separation Agreement. The Board of Directors of Trident has resolved to recommend, subject to the terms of this Agreement, that the Trident Shareholders approve the Distribution (the “Trident Recommendation”), and such resolutions have not been rescinded, modified or withdrawn prior to the date hereof.

(b) This Agreement and the Separation Agreement have been, and the applicable Ancillary Agreements to which each is a party, when executed, shall be, duly executed and delivered by each of Trident, Fountain, AcquisitionCo and Merger Sub, as applicable, and, to the extent it is a party thereto, each is (or when executed shall be) a legal, valid and binding obligation of each of Trident, Fountain, AcquisitionCo and Merger Sub enforceable against each of Trident, Fountain, AcquisitionCo and Merger Sub, as applicable, in accordance with their terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and rules of Law governing specific performance, injunctive relief and other equitable remedies.

Section 2.03 Capital Structure. (a) On the date of this Agreement, Fountain has issued and paid up share capital of CHF 60,000,000 divided into 120,000,000 registered shares of CHF 0.50 nominal value. In addition to the issued and paid up share capital, on the date of this Agreement, there existed (i) an authorized share capital of CHF 30,000,000, divided into 60,000,000 registered shares of CHF 0.50 nominal value each, allowing Fountain’s Board of Directors to issue additional registered shares without approval of Fountain’s shareholders, (ii) a conditional capital of CHF 6,000,000 divided into 12,000,000 registered shares of CHF 0.50 nominal value each in connection with bonds, notes or similar instruments, issued or to be issued by Fountain or by direct or indirect Subsidiaries of Fountain, including convertible debt instruments and (iii) a conditional capital of CHF 6,000,000 divided into 12,000,000 registered shares of CHF 0.50 nominal value each in connection with the exercise of option rights granted to any employee of Fountain or a direct or indirect Subsidiary of Fountain, and any consultant, member of the Board of Directors of Fountain or other Person providing services to Fountain or a direct or indirect Subsidiary of Fountain. All of the issued and outstanding shares of Fountain Common Stock are, and all such shares of Fountain Common Stock that may be issued prior to the Effective Time as contemplated by this Agreement and the Separation Agreement shall be when issued, duly authorized and validly issued, fully paid in and nonassessable and not issued in violation of any pre-emptive right, purchase option, call, right of first refusal or any similar right. After giving effect to the Distribution and immediately prior to the Effective Time, Fountain shall have the amount of issued and paid up share capital, including the number of shares, as required pursuant to Section 3.7 of the Separation Agreement.

(b) On the date of this Agreement and immediately prior to the Distribution, all the outstanding shares of Fountain Common Stock are and shall be owned, directly or indirectly, by Trident, free and clear of all Security Interests other than restrictions under the Securities Act or otherwise imposed by applicable Law. Immediately following the Distribution, (i) there shall be outstanding a number of shares of Fountain Common Stock determined in accordance with this Agreement and the Separation Agreement, (ii) no shares of Fountain Common Stock shall be held in Fountain’s treasury or by any Fountain Sub and (iii) no bonds, debentures, notes or other indebtedness of Fountain or any Fountain Sub having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Fountain Common Stock or the holders of capital stock of any Fountain Sub may vote shall be outstanding.

(c) Except as contemplated by this Agreement, the Separation Agreement or the Fountain Organizational Documents, (i) there are no outstanding or authorized options, warrants, rights, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to Fountain Common Stock or other nominal interests in Fountain or any of its Subsidiaries which relate to Fountain (collectively, “Fountain Equity Interests”) pursuant to which Fountain or any of its Subsidiaries is or may become obligated to issue Fountain Equity Interests or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any Fountain Equity Interests and (ii) there are no outstanding obligations of Fountain to repurchase, redeem or otherwise acquire any outstanding Fountain Equity Interests.

(d) Except as provided by the Separation Agreement, the Tax Sharing Agreement or the Fountain Organizational Documents, there are no voting trusts or other agreements or understandings to which Fountain or any of its Subsidiaries is a party with respect to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of, the capital stock or other equity interest of Fountain or any of its Subsidiaries.

(e) The authorized capital stock of AcquisitionCo consists of 1,000 shares of common stock, par value $0.01 per share (the “AcquisitionCo Common Stock”). As of the date of this Agreement, there are 100 shares of AcquisitionCo Common Stock issued and outstanding, all of which are, and will be immediately prior to the Effective Time, directly owned by Fountain. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share (the “Merger Sub Common Stock”). As of the date of this Agreement, there are 100 shares of Merger Sub Common Stock issued and outstanding, all of which are, and will be immediately prior to the Effective Time, directly owned by AcquisitionCo. Neither AcquisitionCo nor Merger Sub has outstanding any option, warrant, right or any obligation or other agreement pursuant to which any person other than AcquisitionCo or Fountain, as applicable, may acquire directly or indirectly any equity security of AcquisitionCo or Merger Sub. Neither AcquisitionCo nor Merger Sub has conducted any business prior to the date hereof and neither has, or prior to the Effective Time will have, Assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions. AcquisitionCo and Merger Sub were formed solely for the purpose of engaging in the Transactions.

(f) As of the Effective Time, Fountain and the Fountain Group will not have any indebtedness for borrowed money (which, for the avoidance of doubt, shall not be deemed to include capital leases) (other than intercompany indebtedness for borrowed money solely among members of the Fountain Group) or be subject to guarantee obligations to any third parties in respect of borrowed money, in each case other than pursuant to the Financing.

Section 2.04 Consents and Approvals; No Violations.

(a) Non-Contravention. The execution and delivery of this Agreement by each of Trident, Fountain, AcquisitionCo and Merger Sub, the execution and delivery of the Separation Agreement by each of Trident and Fountain and the execution of each Ancillary Agreement by Trident and any of its Subsidiaries contemplated to be a party thereto does not or will not (as applicable), and the consummation of the Transactions by each of Trident, Fountain, AcquisitionCo and Merger Sub (assuming receipt of the Trident Shareholder Approval) will not (with or without notice or lapse of time or both), (i) violate or conflict with any provision of the Organizational Documents of Trident, Fountain, AcquisitionCo or Merger Sub or any of Trident’s Subsidiaries contemplated to be a party to any Ancillary Agreement, (ii) subject to obtaining the Trident Regulatory Approvals, violate or conflict with any Laws or Orders applicable to Trident, Fountain, AcquisitionCo or Merger Sub or any of Trident’s Subsidiaries contemplated to be a party to any Ancillary Agreement or any of their respective Assets, rights or properties or (iii) violate, conflict with or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire indebtedness under, or result in the termination of, loss of a benefit under or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation under, or result in the creation of any Security Interest upon any of the properties, rights or Assets of Trident, Fountain, AcquisitionCo or Merger Sub or any of Trident’s Subsidiaries contemplated to be a party to any Ancillary Agreement pursuant to any provisions of, any Permit or Contract (including the Fountain Material Contracts) to which Trident, Fountain, AcquisitionCo or Merger Sub or any of Trident’s Subsidiaries contemplated to be a party to any Ancillary Agreement is now a party or by which they or any of their Assets, rights or properties may be bound or have any rights under, or trigger any buy-sell or similar agreements, except, in the case of clauses (ii) and (iii) above for any breach, violation, termination, loss, default, acceleration, change, conflict, triggering of obligation or Security Interest that would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE.

(b) Statutory Approvals. Other than in connection with or in compliance with (i) the Securities Act or the Exchange Act, (ii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and other applicable Antitrust Laws, (iii) the rules and regulations of the NYSE, (iv) any applicable state securities or blue sky Laws, (v) the filing requirements in connection with the Merger under the MBCA and (vi) the filing and registration of the capital increase regarding the shares of Fountain Common Stock with the register of commerce in Schaffhausen, Switzerland and the issuance of the shares of Fountain Common Stock in uncertificated book-entry form (collectively, the “Trident Regulatory Approvals”) and subject to the accuracy of the representations and warranties of Patriot in Section 3.04(b), no authorization, consent, Order, license, Permit or approval of, or registration, declaration, notice or filing with, or action by any Governmental Authority is necessary or required to be obtained or made under applicable Law in connection with the execution and delivery of this Agreement or the Other Transaction Agreements by Trident, Fountain, AcquisitionCo or Merger Sub, the performance by each of Trident, Fountain, AcquisitionCo and Merger Sub of its obligations hereunder or the consummation of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE (it being understood that references in this Agreement to “obtaining” such Trident Regulatory Approvals shall mean making such declarations, filings or registrations; giving such notices; obtaining such final authorizations, consents or approvals; and having such waiting periods expire as are necessary to avoid a violation of Law).

Section 2.05 Reports; Financial Information; Absence of Changes. (a) As of the date of this Agreement, neither Fountain nor any of its Subsidiaries is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(b) Section 2.05(b) of the Trident Disclosure Letter sets forth the draft registration statement on Form 10 of Fountain substantially in the form that such statement would have been filed with the SEC had the Merger not been contemplated in accordance with this Agreement (the “Draft Form 10”). As of its draft date, the sections of the Draft Form 10 entitled “Risk Factors,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and, other than with respect to any information or discussion regarding the Other Transaction Agreements, “Certain Relationships and Related Party Transactions” do not, solely with respect to the Fountain Business, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Trident has previously made available to Patriot:

(i) the audited combined balance sheets of the Fountain Business as of September 24, 2010 and September 30, 2011, and the related audited combined statements of income, cash flows and equity for the fiscal years ended September 25, 2009, September 24, 2010 and September 30, 2011, including the notes thereto (collectively, the “Audited Financial Statements”); and

(ii) the unaudited interim combined balance sheet of the Fountain Business at December 24, 2010 and December 30, 2011 and the related unaudited interim combined statements of income, cash flows and equity for the three months ended December 24, 2010 and December 30, 2011 (collectively, the “Interim Financial Statements” and, together with the Subsequent Interim Financial Information and the Audited Financial Statements, the “Fountain Financial Statements”).

(d) The Fountain Financial Statements present fairly (or, in the case of the Subsequent Interim Financial Information, will present fairly) in all material respects the financial position of the Fountain Business as of the dates thereof, and the results of operations and cash flows, changes in equity or other information included therein for the periods or as of the dates then ended, in each case except as otherwise noted therein (except, in the case of unaudited statements, as would be permitted by Regulation S-X and Form 10-Q under the Exchange Act). The Fountain Financial Statements have been (or, in the case of the Subsequent Interim Financial Information, will be) prepared in accordance with GAAP, consistently applied throughout the periods covered (except with respect to the Interim Financial Statements and the Subsequent Interim Financial Statements as would be permitted by Regulation S-X and Form 10-Q under the Exchange Act).

(e) (i) Trident has established, and Trident and Fountain maintain, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act), that satisfy the requirements of Rule 13a-15 under the Exchange Act with respect to Persons subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Trident’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all material information disclosed by Trident in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Trident’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) with respect to such filings. Trident is and has been since September 24, 2010, in compliance in all material respects with the provisions of the Sarbanes-Oxley Act applicable to it and the certifications provided pursuant to Sections 302 and 906 thereof were accurate when made with respect to Trident and its Subsidiaries. Trident’s internal control over financial reporting is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Fountain Financial Statements in accordance with GAAP. Trident’s management has completed an assessment of the effectiveness of Trident’s internal control over financial reporting for the year ended September 30, 2011 that satisfies the requirements of Section 404 of the Sarbanes-Oxley Act with respect to Persons subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and such assessment concluded that such controls were effective.

(ii) Trident has disclosed, based on its most recent evaluation, to Trident’s auditors and the audit committee of the Board of Directors of Trident (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Trident’s or Fountain’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Trident’s or Fountain’s internal control over financial reporting.

(iii) Since September 24, 2010, to the Knowledge of Trident, (A) none of Trident, Fountain or any of their respective Subsidiaries or any director, officer, employee, auditor, accountant or similar representative of Trident, Fountain or any of their respective Subsidiaries, has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Fountain or any Fountain Sub or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Fountain or any Fountain Sub has engaged in improper accounting or auditing practices, and (B) no attorney representing Trident, Fountain or any of their respective Subsidiaries, whether or not employed by Trident, Fountain or any of their respective Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Fountain or any Fountain Sub or their respective officers, directors, employees or agents to the Board of Directors of Trident or Fountain or any committee thereof or to any director or officer of Trident or Fountain.

(f) Since September 30, 2011 to the date hereof, (i) except as specifically contemplated by this Agreement or the Separation Agreement, the Fountain Business has been conducted in all material respects in the ordinary course of business consistent with past practices and (ii) there has not occurred a Fountain Business MAE.

(g) Except for matters included in the audited combined balance sheet included in the Audited Financial Statements of the Fountain Business as of September 30, 2011 (including the notes thereto), neither Trident nor any of its Subsidiaries have any liabilities or obligations of any nature that would be Fountain Liabilities and that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a combined balance sheet of the Fountain Business or in the notes thereto, except for liabilities and obligations that (i) were incurred since September 30, 2011 and in the ordinary course of business, (ii) are incurred in connection with the Transactions, (iii) are included in the unaudited interim balance sheet included in the Interim Financial Statements of the Fountain Business (including the notes thereto) as of December 30, 2011 or (iv) would not, individually or in the aggregate, reasonably be expected to have a Fountain Business MAE.

Section 2.06 Information to be Supplied. None of the information supplied or to be supplied by Trident, Fountain, AcquisitionCo or Merger Sub specifically for inclusion or incorporation by reference in the Trident Filings or the Proxy Statement/Prospectus to be filed with the SEC shall, on the date of its filing or, in the case of the Form S-4 or the Form 10, at the time it becomes effective under the Securities Act or Exchange Act, as applicable, or on the date the Proxy Statement/Prospectus is mailed to the Patriot shareholders or the Trident Proxy is mailed to Trident shareholders, as applicable, at the time of the Patriot Shareholder Meeting or the Trident Shareholder Meeting, as applicable, and on the Fountain Distribution Date, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that with respect to projected financial information provided by or on behalf of Trident (if any), Trident represents only that such information was prepared in good faith by management of Trident on the basis of assumptions believed by such management to be reasonable as of the time made. The Trident Filings will comply as to form in all material respects with the requirements of the Exchange Act or Securities Act, as applicable, except that no representation or warranty is made by Trident with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of Patriot for inclusion or incorporation by reference therein.

Section 2.07 Litigation. There is no pending Action and to the Knowledge of Trident, no Person has threatened to commence any Action, including any cease and desist letters or invitations to take a patent license, against Trident or any of its Subsidiaries or any of the Assets, rights or properties owned or used by any of them, in each case which would reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE. None of Trident or any of its Subsidiaries, or their respective Assets, rights or properties, is subject to any Order that would reasonably be expected to apply to the Fountain Business or to Fountain or any of its Subsidiaries (or any of their respective Assets, rights or properties) following the Closing, in each case which would reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE.

Section 2.08 Compliance with Laws; Permits. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE, the Fountain Business is conducted, and since September 26, 2009 has been conducted, in compliance with all applicable Laws and Orders. Since September 26, 2009, neither Trident nor any Subsidiary of Trident has received any written notice or, to the Knowledge of Trident, other communication from any Governmental Authority regarding any actual or possible violation (as yet unremedied) of, or failure of the Fountain Business to comply with, any Law or Order, except as would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE. Notwithstanding anything contained in this Section 2.08(a), no representation or warranty shall be deemed to be made in this Section 2.08(a) in respect of Tax, employee benefits, labor, intellectual property or environmental matters.

(b) As of the date hereof, Trident and its Subsidiaries are, and, as of the Fountain Distribution Date and the Effective Time, Fountain and its Subsidiaries will be, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications, registrations and orders of any Governmental Authority, and all rights under any Contract with any Governmental Authority, necessary for the conduct of the Fountain Business as such business is currently being conducted (the “Fountain Permits”), except where the failure to have any of the Fountain Permits would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE. As of the date hereof, all Fountain Permits are, and as of the Fountain Distribution Date and Effective Time all Fountain Permits of Fountain and its Subsidiaries will be, valid and in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE. As of the date hereof, Trident is, and each of its Subsidiaries is, and the Fountain Business as being conducted is, and, as of the Fountain Distribution Date and the Effective Time, Fountain and each of its Subsidiaries will be, and the Fountain Business will be conducted, in compliance in all respects with the terms and requirements of such Fountain Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE. Notwithstanding anything to the contrary in this Section 2.08(b), no representation or warranty shall be deemed to be made in this Section 2.08(b) in respect of environmental matters.

Section 2.09 Contracts. (a) Except for this Agreement and the Other Transaction Agreements, neither Trident, nor any of its Assets, rights, properties or Subsidiaries, as of the date hereof, is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) as such term would be applied to the Fountain Business as if a separate entity which was subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act;

(ii) any non-competition Contract or other Contract that is related to the Fountain Business and purports to limit in any material respect either the type of business in which Trident or any of its Subsidiaries and, for the avoidance of doubt, following the Fountain Distribution Date and Effective Time, Fountain or any of its Subsidiaries or any of their respective Affiliates may engage or the manner or geographic area in which any of them may so engage in any business or contains any material exclusivity or non-solicitation provisions;

(iii) any Contract that limits or otherwise restricts the ability of Fountain or any of its Subsidiaries to pay dividends or make distributions to its shareholders;

(iv) any material partnership, joint venture or similar Contract relating to the Fountain Business;

(v) any Contract, or series of related Contracts, under which Fountain or any Fountain Sub is or may be liable for indebtedness for borrowed money (which, for the avoidance of doubt, shall not be deemed to include any capital leases) in excess of $25 million, individually or in the aggregate, excluding Contracts relating to indebtedness for borrowed money owed to any member of the Trident Group that will be terminated prior to the Effective Time; or

(vi) any Contract that relates to a material collective bargaining or similar labor Contract which covers any employees of Trident or its Affiliates engaged in work related to the Fountain Business, including any Fountain Employees.

(b) All Contracts of the type described in this Section 2.09 and any other such Contracts that may be entered into by Trident or any Subsidiary of Trident after the date hereof and prior to the Effective Time in accordance with Section 4.01 are referred to herein as “Fountain Material Contracts.” As of the date of this Agreement, complete and correct copies (including all material amendments, modifications, extensions or renewals with respect thereto) of all Fountain Material Contracts existing as of the date of this Agreement have been provided to Patriot.

(c) Each Fountain Material Contract is a legal, valid and binding obligation of, and enforceable against, Trident or any Subsidiary of Trident that is a party thereto, and, to the Knowledge of Trident, each other party thereto, and is in full force and effect in accordance with its terms, except for (i) terminations or expirations at the end of the stated term in the ordinary course of business consistent with past practice or (ii) such failures to be legal, valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE, in each case subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and rules of Law governing specific performance, injunctive relief and other equitable remedies.

(d) Trident and each of its Subsidiaries which is a party to any Fountain Material Contract is, and, as of the Fountain Distribution Date and the Effective Time, Fountain and each Fountain Sub which is a party to any Fountain Material Contract will be, in compliance with all terms and requirements of each Fountain Material Contract, and no event has occurred that, with notice or the passage of time, or both, would constitute a breach or default by Trident or any of its Subsidiaries or Fountain or any of its Subsidiaries (as the case may be) under any such Fountain Material Contract and, to the Knowledge of Trident, no other party to any Fountain Material Contract is in breach or default (nor has any event occurred which, with notice or the passage of time, or both, would constitute such a breach or default) under any Fountain Material Contract, except in each case where such violation, breach, default or event of default would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE.

Section 2.10 Employees and Employee Benefits; Labor. (a) Section 2.10(a) of the Trident Disclosure Letter lists all material compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not “employee benefit plans” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), providing cash- or equity-based incentives, health, medical, dental, disability, accident or life insurance benefits or vacation, severance, retention, change in control, termination, deferred compensation, individual employment or consulting, retirement, pension or savings benefits, supplemental income, retiree benefit, fringe benefit (whether or not taxable), or employee loans, that are sponsored, maintained or contributed to by Trident or any trade or business, whether or not incorporated, that together with Trident would be deemed a single employer under Section 4001(b) of ERISA (a “Trident ERISA Affiliate”) for the benefit of any Fountain Employee (the “Fountain Benefit Plans”).

(b) With respect to each Fountain Benefit Plan, Trident has made available to Patriot copies of each of the following documents listed on Section 2.10(a) of the Trident Disclosure Letter: (i) the Fountain Benefit Plans (including all amendments thereto), (ii) the most recent annual report and actuarial report, if required under ERISA or the Code, (iii) the most recent Summary Plan Description, together with each Summary of Material Modifications, if required under ERISA and (iv) the most recent determination letter received from the IRS with respect to each Fountain Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE, each Fountain Benefit Plan has been established, operated and administered in all respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and each of

Trident and its Subsidiaries and any Trident ERISA Affiliate has performed all material obligations required to be performed by it in connection with the Fountain Benefit Plans. Each Fountain Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable determination letter from the IRS as to its qualification.

(d) None of the execution and delivery of this Agreement, the Distribution, the consummation of Merger nor any other transaction contemplated herein will (i) entitle any Fountain Employee to severance, retention or change in control pay, tax gross-up, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting, or increase the amount, of severance, compensation or equity or any other benefit due any Fountain Employee or such former employee.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE, (i) there are no pending or, to the Knowledge of Trident, threatened actions, suits or claims against, by or on behalf of, or any liens filed against or with respect to, any of the Fountain Benefit Plans or otherwise involving any Fountain Benefit Plan and (ii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or other governmental agencies are pending, or to the Knowledge of Trident, threatened.

(f) Solely with respect to the Fountain Employees: (i) neither Trident nor any of its Subsidiaries is a party to any collective bargaining agreement or other Contract with any labor organization or other representative of any of such employees, nor is any such Contract presently being negotiated, (ii) to the Knowledge of Trident or any of its Subsidiaries, no campaigns are being conducted to solicit cards from any of such employees to authorize representation by any labor organization, and no such campaigns have been conducted within the past three years, (iii) no labor strike, slowdown, work stoppage, dispute, lockout or other material labor controversy is in effect or, to the Knowledge of Trident or any of its Subsidiaries, threatened, and neither Trident nor any of its Subsidiaries has experienced any such labor controversy within the past three years, (iv) no unfair labor practice charge or complaint is pending or, to the Knowledge of Trident or any of its Subsidiaries, threatened, except as would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE, (v) no grievance or arbitration proceeding is pending or, to the Knowledge of Trident or any of its Subsidiaries, threatened which, if adversely decided, may reasonably be expected to, individually or in the aggregate, have a Fountain Business MAE, (vi) no action, complaint, charge, inquiry, proceeding or investigation by or on behalf of any employee, prospective employee, former employee, labor organization or other representative of such employees is pending or, to the Knowledge of Trident or any of its Subsidiaries, threatened which, if adversely decided, may reasonably be expected to, individually or in the aggregate, have a Fountain Business MAE, (vii) neither Trident nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices and (viii) Trident and each of its Subsidiaries is in compliance with all applicable Laws, Contracts, policies, plans, and programs relating to employment, employment practices, compensation, benefits, hours, terms and conditions of employment, and the termination of employment, including but not limited to the proper classification of such employees as exempt from overtime compensation requirements, the proper classification of individuals as contractors or consultants, and any obligations pursuant to the WARN Act, except as would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE.

(g) Neither Fountain nor any Fountain Sub is a party to any agreement, contract or arrangement that could result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code in respect of the Transactions contemplated herein.

Section 2.11 Title to Fountain Assets; Sufficiency of Assets. (a) As of immediately prior to the Effective Time after giving effect to the terms of the Separation Agreement, the Tax Sharing Agreement and the License Agreements (as defined in the Separation Agreement) the Fountain Group will have, in all material respects, good, valid and marketable title to, or valid leasehold interests in or valid right to use, all Fountain Assets, in each case as such Fountain Assets are currently being used, free and clear of all Security Interests, other than Permitted Encumbrances.

(b) The Assets, properties and rights of Fountain and the Fountain Subs (as applicable) as of the Effective Time, together with the licenses, services and other rights to be made available pursuant to this Agreement and the Other Transaction Agreements will be sufficient to permit Fountain and the Fountain Subs to operate the Fountain Business independent from Trident and its Subsidiaries immediately following the Effective Time (i) in all material respects in compliance with all applicable Laws and Orders and (ii) in a manner consistent in all material respects with the operation of the Fountain Business on the date hereof and immediately prior to the Effective Time.

Section 2.12 Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE, as it relates to the Fountain Business:

(i) (A) Since September 26, 2009, Trident has not received any written request for information pursuant to Environmental Law or any written notice alleging that Trident is in violation of, or has any liability under, any Environmental Law; (B) there are no pending Actions and, to the Knowledge of Trident, no Person has threatened to commence any Action (including any Action relating to cleanup or other remedial activities, natural resource damages, property damages, personal injury, penalties, contribution, indemnification or injunctive relief) against Trident or any of its Subsidiaries, under or pursuant to any Environmental Law or relating to Hazardous Materials; and (C) to the Knowledge of Trident, there are no facts, events or circumstances that would reasonably be expected to result in any such notice or Action;

(ii) Trident and its Subsidiaries are in compliance with all, and have not violated any, applicable Environmental Laws and, to the Knowledge of Trident, there are no facts, events, circumstances or changes in legal requirements that would reasonably be expected to prevent the Fountain Business from complying with applicable Environmental Laws;

(iii) Trident and its Subsidiaries have obtained and are in compliance with, and, as of the Fountain Distribution Date and the Effective Time, Fountain and its Subsidiaries will be in possession of and will have been operated in compliance with, all permits, licenses and approvals required under Environmental Law for the conduct of the Fountain Business and the operation of the facilities of the Fountain Business as presently conducted or operated (“Environmental Permits”), all such Environmental Permits are valid and in full force and effect and are held for the operations of the Fountain Business, and, to the Knowledge of Trident, there is no reasonable basis for any such Environmental Permits to be revoked, modified, terminated or not renewed;

(iv) to the Knowledge of Trident, compliance of the operations of the Fountain Business with applicable Environmental Laws will not require the Fountain Business to incur costs in any fiscal year, including the costs of pollution control equipment, beyond those currently budgeted for the fiscal year ending September 28, 2012;

(v) to the Knowledge of Trident, there has been no Release of, alleged Release of, or exposure or alleged exposure to, Hazardous Materials at any real property currently or formerly owned, leased, or operated by Trident or any of its Subsidiaries or at any other location (including any location to which Hazardous Materials have been sent for reuse or recycling, or for treatment, storage or disposal) in concentrations or amounts or under conditions or circumstances that would reasonably be expected to result in Liability to Trident or any of its Subsidiaries under any Environmental Law or would otherwise interfere with operations of Trident or any of its Subsidiaries as currently conducted;

(vi) neither Trident nor any of its Subsidiaries is party to any Order that imposes any obligations under any Environmental Law; and

(vii) to the Knowledge of Trident, neither Trident nor any of its Subsidiaries has assumed or retained, either contractually or by operation of Law, any obligations under Environmental Law or relating to Hazardous Materials that could reasonably be expected to adversely affect the Fountain Business.

(b) The representations and warranties set forth in this Section 2.12 and in Section 2.04, Section 2.05, Section 2.06, Section 2.09, Section 2.11, Section 2.13 and Section 2.16 are Trident’s sole representations and warranties relating to Environmental Law, the environment and Hazardous Materials.

Section 2.13 Additional Asbestos Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE, as it relates to the Fountain Business:

(a) there are no pending Actions and, to the Knowledge of Trident, no Person has threatened to commence any Action against Trident or any of its Subsidiaries alleging exposure to asbestos or asbestos-containing products or materials and, to the Knowledge of Trident, there are no facts, events or circumstances that would reasonably be expected to result in any such Action; and

(b) to the Knowledge of Trident, neither Trident nor any of its Subsidiaries has assumed or retained, either contractually or by operation of Law, any obligations relating to asbestos or Actions alleging exposure to asbestos.

Section 2.14 Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE:

(a) each of Fountain and its Subsidiaries has timely filed all Tax Returns that it was required to file with respect to the Fountain Business and the Fountain Assets, and such Tax Returns are complete and correct in all respects to the extent they relate to the Fountain Business or the Fountain Assets;

(b) each of Fountain and its Subsidiaries has paid all Taxes due and payable with respect to the Fountain Business and the Fountain Assets, whether or not shown on such Tax Returns, and in the case of Taxes not yet due and payable, has made adequate provision for such Taxes on the Fountain Financial Statements in accordance with GAAP;

(c) there is no outstanding audit, assessment, dispute or claim concerning any Tax liability of Fountain or any of its Subsidiaries with respect to the Fountain Business or the Fountain Assets either within Trident’s Knowledge or claimed, pending or raised by a Governmental Authority in writing;

(d) no Liens for Taxes exist and no outstanding claims for Taxes have been asserted in writing with respect to the Fountain Business and the Fountain Assets;

(e) neither Fountain nor any of its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction (other than the Transactions) that was intended to be governed in whole or in part by Section 355 or 361 of the Code in the two years prior to the date of this Agreement;

(f) neither Trident (with respect to the Fountain Business and the Fountain Assets) nor Fountain has “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3) in any transaction that, as of the date of this Agreement, constitutes a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4;

(g) at the Effective Time, Fountain will not be and will not have been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(h) neither Trident nor Fountain has filed, granted or entered into any written extension or waiver of the statute of limitations or the period of assessment or collection of any Taxes relating to the Fountain Business or the Fountain Assets or any written power of attorney with respect to any such Taxes;

(i) neither Fountain nor any of its Subsidiaries is a party to or bound by or has any obligation under any Tax separation, sharing or similar agreement or arrangement other than the Tax Sharing Agreement;

(j) neither Fountain nor any of its Subsidiaries is or has been a member of any consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes (other than a group of which Trident or any current or former Affiliate of Trident is or was the common parent corporation) or has any potential liability for Taxes of another Person (other than Fountain or any Fountain Sub) under Treasury Regulation Section 1.1502-6; and

(k) neither Trident nor any of its Subsidiaries has taken any action or has Knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

The representations and warranties set forth in this Section 2.14, Section 2.10 and Section 5.10(f) are Trident’s, Fountain’s, AcquisitionCo’s and Merger Sub’s sole representations and warranties relating to Tax matters, liabilities, or obligations or compliance with Laws relating thereto.

Section 2.15 Intellectual Property Related to the Fountain Business. Except as would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE, to the Knowledge of Trident: (a) the Fountain Business as currently conducted by Trident and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any third party and (b) no third party is infringing, misappropriating or violating any Intellectual Property Rights used in the Fountain Business and owned by Trident or its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE, Trident or its Subsidiaries exclusively own, and as of immediately prior to the Effective Time after giving effect to the terms of the Separation Agreement and the License Agreements (as defined in the Separation Agreement), Fountain or the Fountain Subs (as applicable) will exclusively own, free of all Security Interests or adverse rights or interests of third parties, their material proprietary Intellectual Property Rights relating to the Fountain Business (“Fountain Business IP”). All applications and registrations for Fountain Business IP that are owned by Trident or its Subsidiaries are subsisting and unexpired and, to Trident’s Knowledge, valid and enforceable. Except as would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE, Trident and its Subsidiaries take all reasonable steps to maintain and protect the Fountain Business IP and the security, contents and operation of their material software and systems, and to Trident’s Knowledge, there have been no material violations of same within the last two years.

Section 2.16 Insurance. Section 2.16 of the Trident Disclosure Letter lists all material insurance policies, insurance Contracts or self-insurance programs obtained within the past two years and owned or held by Trident or its Subsidiaries as of the date of this Agreement which cover the Fountain Business or its Assets, properties or personnel with respect to the operation or conduct of the Fountain Business, including policies of fire and casualty, liability and other forms of insurance and/or insurance arrangements made by Trident and/or its Subsidiaries including any self-insurance programs. All such insurance policies, Contracts and self-insurance programs are in such amounts, with such deductibles and against such risks and losses as are, in Trident’s judgment, reasonable for the business and Assets of the Fountain Business. Except as would not be reasonably expected to have a Fountain Business MAE, all such policies are in full force and effect, no invoiced premiums are overdue for payment, and no notice of cancellation or termination has been received by Trident or any Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation or termination.

Section 2.17 Broker’s or Finder’s Fee. Except for Goldman, Sachs & Co. and Lazard Frères & Co. (the fees and expenses of which will be the responsibility of Trident), neither Trident nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the Transactions.

Section 2.18 Opinion of Financial Advisors. The Board of Directors of Trident has received the opinion of Goldman, Sachs & Co., dated the date of this Agreement, substantially to the effect that, as of such date, and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Aggregate Merger Consideration to be paid pursuant to this Agreement is fair from a financial point of view to Fountain. Trident will make available to Patriot a copy of the written opinion following the execution of this Agreement for informational purposes only.

Section 2.19 Real Property. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE, Trident and its Subsidiaries have, and, as of immediately prior to the Effective Time, Fountain or the Fountain Subs (as applicable) will have, good, valid and marketable title to or a valid leasehold interest in all of the Fountain Real Property and other real property that is included in the Fountain Assets free and clear of all Security Interests other than Permitted Encumbrances.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE, as of immediately prior to the Effective Time, with respect to all real property leases, subleases, licenses, easement, rights-of-way, servitudes and similar agreements that are included in the Fountain Assets, in each case, (i) each is enforceable in accordance with its terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies, (ii) there exists no default or breach on the part of any member of the Trident Group and to the Knowledge of Trident, on the part of any third party, (iii) no event has occurred which, with or without the giving of notice or lapse of time, or both, would constitute such a default or breach on the part of any member of the Trident Group and to the Knowledge of Trident, on the part of any third party and (iv) there has been no collateral assignment or other security interest and they are not subject to any Security Interests other than Permitted Encumbrances.

Section 2.20 Unlawful Payments. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE:

(i) neither Fountain nor any Fountain Sub, nor any Affiliate of Fountain or any Fountain Sub, nor any other Person acting for or on behalf of Fountain or any Fountain Sub:

(1) has directly or indirectly (w) made, offered or promised to make, or authorized the making of, any unlawful payment to any person, (x) given, offered or promised to give, or authorized the giving of, any unlawful gift, political or charitable contribution or other thing of value or advantage to any person, (y) requested or received any unlawful payment, gift, political or charitable contribution or other thing of value or advantage or (z) violated any provision of the FCPA or any other Law that prohibits corruption or bribery; or

(2) has been investigated by a Governmental Authority, or been the subject of any allegation, with respect to conduct within the scope of subsection (i) above.

(ii) There have been no false or fictitious entries made in the books or records of Fountain or any Fountain Sub relating to any secret or unrecorded fund or any unlawful payment, gift, political or charitable contribution or other thing of value or advantage and neither Fountain nor any Fountain Sub has established or maintained a secret or unrecorded fund for use in connection with any such payment, gift, political or charitable contribution or other thing of value or advantage.

(b) For the avoidance of doubt, any reference to “other thing of value” in this Section 2.20 includes meals, entertainment, travel and lodging.

Section 2.21 No Other Representations or Warranties. TRIDENT (ON BEHALF OF ITSELF AND EACH OTHER MEMBER OF THE TRIDENT GROUP) ACKNOWLEDGES THAT PATRIOT DOES NOT MAKE ANY REPRESENTATION OR WARRANTY AS TO ANY MATTER WHATSOEVER EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN ANY CERTIFICATE DELIVERED BY PATRIOT TO TRIDENT IN ACCORDANCE WITH THE TERMS HEREOF, AND SPECIFICALLY (BUT WITHOUT

LIMITING THE GENERALITY OF THE FOREGOING) THAT PATRIOT DOES NOT MAKE ANY REPRESENTATION OR WARRANTY WITH RESPECT TO (A) ANY PROJECTIONS, ESTIMATES OR BUDGETS DELIVERED OR MADE AVAILABLE TO TRIDENT (OR ANY OF ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES) OF FUTURE REVENUES, RESULTS OF OPERATIONS (OR ANY COMPONENT THEREOF), CASH FLOWS OR FINANCIAL CONDITION (OR ANY COMPONENT THEREOF) OF PATRIOT AND ITS SUBSIDIARIES OR (B) THE FUTURE BUSINESS AND OPERATIONS OF PATRIOT AND ITS SUBSIDIARIES, IN EACH CASE, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PATRIOT

Patriot hereby represents and warrants to Trident that, except (i) as set forth in the applicable section (or another section to the extent provided in Section 8.14) of the Patriot Disclosure Letter or (ii) to the extent disclosed or identified in any report, schedule, form or other document filed with, or furnished to, the SEC by Patriot and publicly available prior to the date of this Agreement and after January 1, 2010, to the extent that the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on its face (other than any forward-looking disclosures set forth in any risk factor section (except for any disclosure therein related to historical facts), any disclosures in any section relating to forward-looking statements and any other similar disclosures included therein to the extent that they are primarily cautionary in nature):

Section 3.01 Due Organization, Good Standing and Corporate Power. (a) Patriot is a corporation duly organized, validly existing and in good standing under the Laws of the State of Minnesota and each of its Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or limited liability company power and authority to own, lease and operate its properties, rights and Assets and to carry on its business as it is now being conducted. Patriot and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (to the extent such concept is recognized in the applicable jurisdiction) in each jurisdiction in which the properties, rights or Assets owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE.

(b) Section 3.01(b) of the Patriot Disclosure Letter sets forth, as of the date hereof, a list of the Patriot Subsidiaries and their respective jurisdictions of incorporation or organization. All of the outstanding shares of capital stock of, or other equity interests in, each such Patriot Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned directly or indirectly by Patriot, free and clear of all Security Interests other than restrictions under the Securities Act or imposed by applicable Law. Patriot has delivered or made available to Trident, prior to the execution of this Agreement, true and complete copies of the Patriot Organizational Documents.

Section 3.02 Authorization of Agreement. (a) The execution, delivery and performance by Patriot of this Agreement and the Other Transaction Agreements to which it is a party, and the consummation by Patriot of the Transactions, have been duly authorized and approved by its Board of Directors, and, except as described in Section 3.07, no other corporate or shareholder action on the part of Patriot is necessary to authorize the execution, delivery and performance of this Agreement and the Other Transaction Agreements or the consummation of the Transactions.

(b) This Agreement and the Separation Agreement have been, and the applicable Ancillary Agreements to which it is a party, when executed, shall be, duly executed and delivered by Patriot, and to the extent it is a party thereto, each is (or when executed shall be) a legal, valid and binding obligation of Patriot, enforceable against it in accordance with their terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and rules of Law governing specific performance, injunctive relief and other equitable remedies.

Section 3.03 Capitalization. (a) As of the date of this Agreement, the authorized capital stock of Patriot consists of an aggregate of 250,000,000 shares, of which no more than 15,000,000 may be shares of preferred stock (the “Patriot Preferred Stock”) and of which 2,500,000 shares have been designated as “Series A Junior Participating Preferred Stock” (the “Patriot Series A Preferred Stock”) and have been reserved for issuance upon the exercise of the rights (the “Rights”) distributed to holders of Patriot Common Stock pursuant to the Rights Agreement, dated as of December 10, 2004, between Patriot and Wells Fargo Bank, N.A. (the “Rights Agreement”). As of March 22, 2012, (i) 98,850,575 shares of Patriot Common Stock were issued and outstanding (including 89,760 Patriot Restricted Shares) together with an equal number of corresponding Rights, (ii) 8,402,415 shares of Patriot Common Stock were reserved for issuance upon the exercise of outstanding Patriot Stock Options, (iii) 1,147,098 shares of Patriot Common Stock were reserved for issuance upon the settlement of outstanding Patriot RSUs and Patriot Other Share-Based Awards and (iv) no shares of Patriot Preferred Stock were issued and outstanding. All issued and outstanding shares of Patriot Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of any pre-emptive rights, purchase option, call, right of first refusal or any similar right and all shares of Patriot Common Stock reserved for issuance as noted in clause (ii), when issued in accordance with the respective terms thereof, will be duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any pre-emptive right, purchase option, call, right of first refusal or any similar right. No shares of Patriot Common Stock are held by any Subsidiary of Patriot. There are no outstanding bonds, debentures, notes or other indebtedness of Patriot or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Patriot Common Stock or the holders of capital stock of any of Patriot’s Subsidiaries may vote.

(b) Except as set forth in Section 3.03(a) above, as of the date of this Agreement, there are no outstanding options, warrants, rights, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to Patriot Common Stock or any capital stock equivalent (including shares of Patriot Restricted Shares) or other nominal interest in Patriot or any of its Subsidiaries (collectively, “Patriot Equity Interests”) pursuant to which Patriot or any of its Subsidiaries is or may become obligated to issue Patriot Equity Interests or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any Patriot Equity Interests. There are no outstanding obligations of Patriot to repurchase, redeem or otherwise acquire any outstanding Patriot Equity Interests.

(c) There are no voting trusts or other agreements or understandings to which Patriot or any of its Subsidiaries is a party with respect to the voting or registration of, or restricting any person from purchasing, selling, pledging or otherwise disposing of, the capital stock or other equity interest of Patriot or any of its Subsidiaries.

Section 3.04 Consents and Approvals; No Violations.

(a) Non-Contravention. The execution and delivery of this Agreement and the Separation Agreement by Patriot does not, and the consummation of the Transactions by Patriot will not (with or without notice or lapse of time or both), subject to obtaining the Patriot Shareholder Approval and the Patriot Regulatory Approvals, (i) violate or conflict with any provision of the Organizational Documents of Patriot or any of its Subsidiaries, (ii) violate or conflict with any Laws or Orders applicable to Patriot or its Subsidiaries or any of their respective Assets, rights or properties or (iii) violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire indebtedness under, or result in the termination of, loss of a benefit under, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation under, or result in the creation of any Security Interest upon any of the material properties, rights or Assets of Patriot or any of its Subsidiaries pursuant to any provisions of, any Permit or Contract to which Patriot or any of its Subsidiaries is now a party or by which they or any of their Assets, rights or properties may be bound or have any rights under, or trigger any buy-sell or similar agreements, except, in the case of clauses (ii) and (iii) above for any breach, violation, termination, loss, default, acceleration, change, conflict, triggering of obligation or Security Interest that would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE.

(b) Statutory Approvals. Other than in connection with or in compliance with (i) the Securities Act or the Exchange Act, (ii) the HSR Act and other applicable Antitrust Laws, (iii) the rules and regulations of the NYSE, (iv) any applicable state securities or blue sky Laws and (v) the filing requirements in connection with the Merger under the MBCA (collectively, the “Patriot Regulatory Approvals”) and subject to the accuracy of the representations and warranties of Trident in Section 2.04(b), no authorization, consent, Order, license, Permit or approval of, or registration, declaration, notice or filing with, or action by any Governmental Authority is necessary or required to be obtained or made under applicable Law in connection with the execution and delivery of this Agreement or the Other Transaction Agreements by Patriot, the performance by Patriot of its obligations hereunder or the consummation of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE (it being understood that references in this Agreement to “obtaining” such Patriot Regulatory Approvals shall mean making such declarations, filings or registrations; giving such notices; obtaining such final authorizations, consents or approvals; and having such waiting periods expire as are necessary to avoid a violation of Law).

Section 3.05 Patriot SEC Filings; Financial Statements; Absence of Changes. (a) Patriot has timely filed or furnished all registration statements, prospectuses, forms, reports and documents and related exhibits required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, since December 31, 2010 (the “Patriot SEC Filings”). The Patriot SEC Filings when filed or furnished with or to the SEC (or, if amended or supplemented, then as of the time of its most recent amendment or supplement (as applicable)) (i) complied or will comply, as applicable, in all material respects in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and (ii) did not or will not, as applicable, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of Patriot is subject to the periodic reporting requirements of the Exchange Act.

(b) (i) Patriot has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act), as required by Rule 13a-15 under the Exchange Act. Patriot’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all material information disclosed by Patriot in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Patriot’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act with respect to such filings. Patriot is and has been since December 31, 2010, in compliance in all material respects with the provisions of the Sarbanes-Oxley Act applicable to it and the certifications provided pursuant to Sections 302 and 906 thereof were accurate when made with respect to Patriot and its Subsidiaries. Neither Patriot nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act. Patriot’s internal control over financial reporting is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Patriot’s management has completed an assessment of the effectiveness of Patriot’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2011, and such assessment concluded that such controls were effective.

(ii) Patriot has disclosed, based on its most recent evaluation, to Patriot’s auditors and the audit committee of the Board of Directors of Patriot (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Patriot’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Patriot’s internal control over financial reporting.

(iii) Since December 31, 2010, to the Knowledge of Patriot, (A) neither Patriot nor any of its Subsidiaries or any director, officer, employee, auditor, accountant or similar representative of Patriot or any of its Subsidiaries, has received knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Patriot or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Patriot or any of its Subsidiaries has engaged in improper accounting or auditing practices, and (B) no attorney representing Patriot or any of its Subsidiaries, whether or not employed by Patriot or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Patriot or any of its Subsidiaries or their respective officers, directors, employees or agents to the Board of Directors or Patriot or any committee thereof or to any director or officer of Patriot.

(c) Each of the consolidated financial statements of Patriot (including, in each case, any notes thereto) contained in the Patriot SEC Filings was prepared in accordance with GAAP consistently applied throughout the periods covered (except with respect to unaudited interim financial statements as would be permitted by Regulation S-X and Form 10-Q under the Exchange Act), and each presented fairly in all material respects the consolidated financial position and results of operations of Patriot and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (except, in the case of unaudited statements, as would be permitted by Regulation S-X and Form 10-Q under the Exchange Act).

(d) Except for matters included in the consolidated balance sheet of Patriot as of the end of the fiscal year ended on December 31, 2011, including the notes thereto, neither Patriot nor any of its Subsidiaries have any liabilities or obligations of any nature that would be required under GAAP, as in effect on the date of this Agreement, to be included in a consolidated balance sheet of Patriot and its consolidated Subsidiaries or in the notes thereto, except for liabilities and obligations that (i) were incurred since December 31, 2011 and in the ordinary course of business, (ii) are incurred in connection with the Transactions or (iii) would not, individually or in the aggregate, reasonably be expected to have a Patriot MAE.

(e) Since December 31, 2011 to the date hereof, (i) there has not occurred a Patriot MAE and (ii) Patriot has conducted its businesses in all material respects in the ordinary course of business consistent with past practices.

Section 3.06 Information to be Supplied. None of the information supplied or to be supplied by Patriot specifically for inclusion in the Trident Filings or the Proxy Statement/Prospectus to be filed with the SEC shall, on the date of its filing or, in the case of the Form S-4 or the Form 10, at the time it becomes effective under the Securities Act or Exchange Act, as applicable, or on the date the Proxy Statement/Prospectus is mailed to the Patriot shareholders or the Trident Proxy is mailed to Trident shareholders, as applicable, at the time of the Patriot Shareholder Meeting or the Trident Shareholder Meeting, as applicable, and on the Fountain Distribution Date, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that with respect to projected financial information provided by or on behalf of Patriot (if any), Patriot represents only that such information was prepared in good faith by management of Patriot on the basis of assumptions believed by such management to be reasonable as of the time made. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation or warranty is made by Patriot with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of Trident or Fountain for inclusion or incorporation by reference therein.

Section 3.07 Voting Requirements; Approval; Board Approval. The affirmative vote of the holders of a majority of the voting power of the outstanding shares of Patriot Common Stock is the only vote of any class or series of Patriot’s capital stock necessary to approve this Agreement, the Other Transaction Agreements to which it is a party and the applicable Transactions (the “Patriot Shareholder Approval”). For the avoidance of doubt, the Board of Directors of Patriot has taken all requisite action to ensure that the requisite shareholders vote to approve the Merger has been decreased from two-thirds of the voting power of the outstanding shares of Patriot Common Stock to a majority. The Board of Directors of Patriot has resolved to recommend, subject to the terms of this Agreement, that the Patriot Shareholders approve this Agreement, the Other Transaction Agreements and the Transactions (the “Patriot Recommendation”), and such resolutions have not been rescinded, modified or withdrawn prior to the date hereof.

Section 3.08 Litigation. There is no pending Action and to the Knowledge of Patriot, no Person has threatened to commence any Action, including any cease and desist letters or invitations to take a patent license, against Patriot or any of its Subsidiaries or any of the Assets, rights or properties owned or used by any of them, in each case which would reasonably be expected to have, individually or in the aggregate, a Patriot MAE. None of Patriot or any of its Subsidiaries, or their respective Assets, rights and properties, is subject to any Order which would reasonably be expected to have, individually or in the aggregate, a Patriot MAE.

Section 3.09 Compliance with Laws; Permits. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE, the businesses of each of Patriot and its Subsidiaries is being conducted, and since January 1, 2010 has been conducted, in compliance with all applicable Laws and Orders. Since January 1, 2010, neither Patriot nor any Subsidiary of Patriot has received any written notice or, to the Knowledge of Patriot, other communication from any Governmental Authority regarding any actual or possible violation (as yet unremedied) of, or failure to comply with, any Law or Order, except as would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE. Notwithstanding anything contained in this Section 3.09(a), no representation or warranty shall be deemed to be made in this Section 3.09(a) in respect of Tax, employee benefits, labor, intellectual property or environmental matters.

(b) Patriot and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications, registrations and orders of any Governmental Authority, and all rights under any Contract with any Governmental Authority, necessary for the conduct of its respective business as such business is currently being conducted (the “Patriot Permits”), except where the failure to have any of the Patriot Permits would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE. All Patriot Permits are valid and in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE. Patriot is, and each of its Subsidiaries is, and each of their respective businesses as being conducted is, in compliance in all respects with the terms and requirements of such Patriot Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE. Notwithstanding anything to the contrary in this Section 3.09(b), no representation or warranty shall be deemed to be made in this Section 3.09(b) in respect of environmental matters

Section 3.10 Contracts. (a) Except for this Agreement and the Other Transaction Agreements and except as disclosed on Section 3.10(a) of the Patriot Disclosure Letter, neither Patriot, nor any of its Assets, rights, properties or Subsidiaries, as of the date hereof, is a party to or bound by:

(i) any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) any non-competition Contract or other Contract that purports to limit in any material respect either the type of business in which Patriot or any of its Subsidiaries or any of their respective Affiliates may engage or the manner or geographic area in which any of them may so engage in any business or contains any material exclusivity or non-solicitation provisions;

(iii) any Contract that limits or otherwise restricts the ability of Patriot or any of its Subsidiaries to pay dividends or make distributions to its shareholders;

(iv) any material partnership, joint venture or similar Contract;

(v) any Contract, or a series of related Contracts, under which Patriot or any of its Subsidiaries is liable for indebtedness for borrowed money (which, for the avoidance of doubt, shall not be deemed to include any capital leases) in excess of $25 million, individually or in the aggregate; or

(vi) any Contract that relates to a material collective bargaining or similar labor Contract which covers any employees of Patriot or its Affiliates.

(b) All Contracts of the type described in Section 3.10(a) and any other such Contracts that may be entered into by Patriot or any Subsidiary of Patriot after the date hereof and prior to the Effective Time in accordance with Section 4.02 are referred to herein as “Patriot Material Contracts”). As of the date of this Agreement, complete and correct copies (including all material amendments, modifications, extensions or renewals with respect thereto) of all Patriot Material Contracts existing as of the date of the Agreement have been provided to Trident.

(c) Each Patriot Material Contract is a legal, valid and binding obligation of, and enforceable against, Patriot or any Subsidiary of Patriot that is a party thereto, and, to the Knowledge of Patriot, each other party thereto, and is in full force and effect in accordance with its terms, except for (i) terminations or expirations at the end of the stated term in the ordinary course of business consistent with past practice or (ii) such failures to be legal, valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE, in each case subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and rules of Law governing specific performance, injunctive relief and other equitable remedies.

(d) Patriot and each of its Subsidiaries which is a party to any Patriot Material Contract is in compliance with all terms and requirements of each Patriot Material Contract, and no event has occurred that, with notice or the passage of time, or both, would constitute a breach or default by Patriot or any of its Subsidiaries under any such Patriot Material Contract, and, to the Knowledge of Patriot, no other party to any Patriot Material Contract is in breach or default (nor has any event occurred which, with notice or the passage of time, or both, would constitute such a breach or default) under any Patriot Material Contract, except in each case where such violation, breach, default or event of default would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE.

Section 3.11 Employees and Employee Benefits; Labor. (a) Section 3.11(a) of the Patriot Disclosure Letter lists all material compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not “employee benefit plans” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), providing cash- or equity-based incentives, health, medical, dental, disability, accident or life insurance benefits or vacation, severance, retention, change in control, termination, deferred compensation, individual employment or consulting, retirement, pension or savings benefits, supplemental income, retiree benefit, fringe benefit (whether or not taxable) that are sponsored, maintained or contributed to by Patriot or any trade or business, whether or not incorporated, that together with Patriot would be deemed a single employer under Section 4001(b) of ERISA (a “Patriot ERISA Affiliate”) for the benefit of current or former employees or directors of Patriot or any of its Subsidiaries (the “Patriot Benefit Plans”).

(b) With respect to each Patriot Benefit Plan, Patriot has made available to Trident copies of each of the following documents listed on Section 3.11(a) of the Patriot Disclosure Letter: (i) the Patriot Benefit Plan (including all amendments thereto), (ii) the most recent annual report and actuarial report, if required under ERISA or the Code, (iii) the most recent Summary Plan Description, together with each Summary of Material Modifications, if required under ERISA and (iv) the most recent determination letter received from the IRS with respect to each Patriot Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE, each Patriot Benefit Plan has been established, operated and administered in all respects in accordance with its terms and all applicable Laws, including ERISA and the Code and Patriot and each of its Subsidiaries and any Patriot ERISA Affiliate has performed all material obligations required to be performed by it in connection with the Patriot Benefit Plans. Each Patriot Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable determination letter from the IRS as to its qualification.

(d) None of the execution and delivery of this Agreement, the consummation of the Merger nor any other transaction contemplated herein will (i) entitle any current or former employee or director of Patriot or any of its Subsidiaries to severance, retention or change in control pay, tax gross-up, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting, or increase the amount, of severance, compensation or equity or any other benefit due any such current or former employee or director.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE, (i) there are no pending or, to the Knowledge of Patriot, threatened actions, suits or claims against, by or on behalf of, or any liens filed against or with respect to, any of the Patriot Benefit Plans or otherwise involving any Patriot Benefit Plan and (ii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or other governmental agencies is pending, or to the Knowledge of Patriot, threatened.

(f) Except as set forth in Section 3.11(f) of the Patriot Disclosure Letter: (i) neither Patriot nor any of its Subsidiaries is a party to any collective bargaining agreement or other Contract with any labor organization or other representative of any of the employees, nor is any such Contract presently being negotiated, (ii) to the Knowledge of Patriot or any of its Subsidiaries, no campaigns are being conducted to solicit cards from any of the employees to authorize representation by any labor organization, and no such campaigns have been conducted within the past three years, (iii) no labor strike, slowdown, work stoppage, dispute, lockout or other material labor controversy is in effect or, to the Knowledge of Patriot or any of its Subsidiaries, threatened, and neither Patriot nor any of its Subsidiaries has experienced any such labor controversy within the past three years, (iv) no unfair labor practice charge or complaint is pending or, to the Knowledge of Patriot or any of its Subsidiaries, threatened, except as would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE, (v) no grievance or arbitration proceeding is pending or, to the Knowledge of Patriot or any of its Subsidiaries, threatened which, if adversely decided, may reasonably be expected, individually or in the aggregate, to create a Patriot MAE, (vi) no action, complaint, charge, inquiry, proceeding or investigation by or on behalf of any employee, prospective employee, former employee, labor organization or other representative of such employee is pending or, to the Knowledge of Patriot or any of its Subsidiaries, threatened which, if adversely decided, may reasonably be expected to, individually or in the aggregate, have a Patriot MAE, (vii) neither Patriot nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices and (viii) Patriot and each of its Subsidiaries is in compliance with all applicable laws, Contracts, policies, plans, and programs relating to employment, employment practices, compensation, benefits, hours, terms and conditions of employment, and the termination of employment, including but not limited to the proper classification of employees as exempt from overtime compensation requirements, the proper classification of individuals as contractors or consultants, and any obligations pursuant to the WARN Act, except as would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE.

(g) Neither Patriot nor any of its Subsidiaries is a party to any agreement, contract or arrangement that could result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code in respect of the Transactions contemplated herein.

Section 3.12 Title to Assets. Patriot and its Subsidiaries have, in all material respects, good and valid title to, or valid leasehold interests in or valid right to use, all of their Assets, in each case as such Assets are currently being used, free and clear of all Security Interests, except for Permitted Encumbrances.

Section 3.13 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE:

(i) (A) Since January 1, 2010, Patriot has not received any written request for information pursuant to Environmental Law or any written notice alleging that Patriot is in violation of, or has any liability under, any Environmental Law; (B) there are no pending Actions and, to the Knowledge of Patriot, no Person has threatened to commence any Action (including any Action relating to cleanup or other remedial activities, natural resource damages, property damages, personal injury, penalties, contribution, indemnification or injunctive relief) against Patriot or any of its Subsidiaries under or pursuant to any Environmental Law or relating to Hazardous Materials; and (C) to the Knowledge of Patriot, there are no facts, events or circumstances that would reasonably be expected to result in any such notice or Action;

(ii) Patriot and its Subsidiaries are in compliance with all, and have not violated any applicable Environmental Laws and, to the Knowledge of Patriot, there are no facts, events, circumstances or changes in legal requirements that would reasonably be expected to prevent Patriot’s businesses from complying with applicable Environmental Laws;

(iii) Patriot and its Subsidiaries have obtained and are in compliance with all permits, licenses and approvals required under Environmental Law for the conduct of their businesses and the operation of their facilities as presently conducted or operated (“Patriot Environmental Permits”), all such Patriot Environmental Permits are valid and in full force and effect, and, to the Knowledge of Patriot, there is no reasonable basis for any such Patriot Environmental Permits to be revoked, modified, terminated or not renewed;

(iv) to the Knowledge of Patriot, compliance of the operations of its business with applicable Environmental Laws will not require Patriot’s business to incur costs in any fiscal year, including the costs of pollution control equipment, beyond those currently budgeted for the fiscal year ended December 31, 2011;

(v) to the Knowledge of Patriot, there has been no Release of, alleged Release of, or exposure or alleged exposure to, Hazardous Materials at any real property currently or formerly owned, leased, or operated by Patriot or any of its Subsidiaries or at any other location (including any location to which Hazardous Materials have been sent for reuse or recycling, or for treatment, storage or disposal) in concentrations or amounts or under conditions or circumstances that would reasonably be expected to result in Liability to Patriot or any of its Subsidiaries under any Environmental Law or would otherwise interfere with operations of Patriot or any of its Subsidiaries as currently conducted;

(vi) neither Patriot nor any of its Subsidiaries is party to any Order that imposes any obligations under any Environmental Law; and

(vii) to the Knowledge of Patriot, neither Patriot nor any of its Subsidiaries has assumed or retained, either contractually or by operation of Law, any obligations under Environmental Law or relating to Hazardous Materials that could reasonably be expected to adversely affect Patriot’s business.

The representations and warranties set forth in this Section 3.13 and in Section 3.04, Section 3.05, Section 3.06, Section 3.10, Section 3.12, Section 3.14 and Section 3.17 are Patriot’s sole representations and warranties relating to Environmental Law, the environment and Hazardous Materials.

Section 3.14 Additional Asbestos Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE, as it relates to Patriot:

(a) there are no pending Actions and, to the Knowledge of Patriot, no Person has threatened to commence any Action against Patriot or any of its Subsidiaries alleging exposure to asbestos or asbestos-containing products or materials and, to the Knowledge of Patriot, there are no facts, events or circumstances that would reasonably be expected to result in any such Action; and

(b) to the Knowledge of Patriot, neither Patriot nor any of its Subsidiaries has assumed or retained, either contractually or by operation of Law, any obligations relating to asbestos or Actions alleging exposure to asbestos that could reasonably be expected to adversely affect Patriot.

Section 3.15 Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE:

(a) each of Patriot and its Subsidiaries has timely filed all Tax Returns that it was required to file, and such Tax Returns are complete and correct in all respects;

(b) each of Patriot and its Subsidiaries has paid all Taxes due and payable, whether or not shown on such Tax Returns, and in the case of Taxes not yet due and payable , has made adequate provision for such Taxes on the consolidated financial statements of Patriot contained in the Patriot SEC Filings in accordance with GAAP;

(c) there is no outstanding audit, assessment, dispute or claim concerning any Tax liability of Patriot or any of its Subsidiaries either within Patriot’s Knowledge or claimed, pending or raised by a Governmental Authority in writing;

(d) no Liens for Taxes exist and no outstanding claims for Taxes have been asserted in writing with respect to the assets of Patriot or any of its Subsidiaries;

(e) neither Patriot nor any of its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was intended to be governed in whole or in part by Section 355 or 361 of the Code in the two years prior to the date of this Agreement;

(f) neither Patriot nor any of its Subsidiaries has “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3) in any transaction that, as of the date of this Agreement, constitutes a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4;

(g) at the Effective Time, Patriot will not be and will not have been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(h) neither Patriot nor any of its Subsidiaries has filed, granted or entered into any written extension or waiver of the statute of limitations or the period of assessment or collection of any Taxes or any written power of attorney with respect to any such Taxes;

(i) neither Patriot nor any of its Subsidiaries is a party to or bound by or has any obligation under any Tax separation, sharing or similar agreement or arrangement;

(j) neither Patriot nor any of its Subsidiaries is or has been a member of any consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes (other than a group of which Patriot is the common parent corporation) or has any potential liability for Taxes of another Person (other than Patriot or any Patriot Subsidiary) under Treasury Regulation Section 1.1502-6; and

(k) neither Patriot nor any of its Subsidiaries has taken any action or has Knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

The representations and warranties set forth in this Section 3.15, Section 3.11 and Section 5.10(f) are Patriot’s sole representations and warranties relating to Tax matters, liabilities, or obligations or compliance with Laws relating thereto.

Section 3.16 Intellectual Property Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE, to the Knowledge of Patriot:

(a) the business of Patriot and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Right of any third party and (b) no third party is infringing, misappropriating or violating any Intellectual Property Rights owned by Patriot or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE, Patriot or its Subsidiaries exclusively own, free of all Security Interests or adverse rights or interests of third parties, their material proprietary Intellectual Property Rights (“Patriot IP”). All applications and registrations for Patriot IP that are owned by Patriot and its Subsidiaries are subsisting and unexpired and, to the Knowledge of Patriot, valid and enforceable. Except as would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE, Patriot and its Subsidiaries take all reasonable steps to maintain and protect the Patriot IP and the security, contents and operation of their material software and systems, and to the Knowledge of Patriot, there have been no material violations of same within the last two years.

Section 3.17 Insurance. Section 3.17 of the Patriot Disclosure Letter lists all material insurance policies, insurance Contracts or self-insurance programs obtained within the past two years and owned or held by Patriot or its Subsidiaries as of the date of this Agreement, including policies of fire and casualty, liability and other forms of insurance and/or insurance arrangements made by Patriot and/or its Subsidiaries including any self-insurance programs. All such insurance policies, Contracts and self-insurance programs are in such amounts, with such deductibles and against such risks and losses as are, in Patriot’s judgment, reasonable for the business and Assets of Patriot and its Subsidiaries. Except as would not reasonably be expected to have a Patriot MAE, all such policies are in full force and effect, no invoiced premiums are overdue for payment, and no notice of cancellation or termination has been received by Patriot or any Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation or termination.

Section 3.18 Broker’s or Finder’s Fee. Except for Deutsche Bank Securities, Inc. and Greenhill & Co. (the fees and expenses of which will be the responsibility of Patriot), neither Patriot nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the Transactions.

Section 3.19 Opinion of Financial Advisors. The Board of Directors of Patriot has received the opinion of Deutsche Bank Securities, Inc., dated as of the date hereof, and of Greenhill & Co., dated as of the date hereof, in each case substantially to the effect that, as of such date, and subject to the limitations and assumptions set forth therein, the one-to-one conversion ratio of Patriot Common Stock into Fountain Common Stock (resulting in a pro forma ownership of Fountain as determined in accordance with the terms of this Agreement and the Separation Agreement) is fair to Patriot’s shareholders from a financial point of view.

Section 3.20 Real Property. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE, Patriot has good, valid and marketable title to or a valid leasehold interest in all of the real property that is material to the businesses of each of Patriot and its Subsidiaries, free and clear of all Security Interests other than Permitted Encumbrances.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE, with respect to the rights in real property leases, subleases, licenses, easements, rights-of-way, servitudes and similar agreements that are material to the businesses of each of Patriot and its Subsidiaries, (i) each is enforceable in accordance with its terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies, (ii) there is no default or breach on the part of any member of the Patriot Group and to the Knowledge of Patriot, on the part of any third party, (iii) no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute such a default or breach on the part of any member of the Patriot Group and to the Knowledge of Patriot, on the part of any third party and (iv) there has been no collateral assignment or other security interest and they are not subject to any Security Interest other than Permitted Encumbrances.

Section 3.21 Takeover Statutes. Other than Section 302A.673 of the MBCA, no “fair price,” moratorium,” “control share acquisition,” “business combination,” “stockholder protection” or other similar antitakeover statute or regulation enacted under Minnesota law, or, to the Knowledge of Patriot, under the law of any other jurisdiction, will apply to this Agreement, the Merger or the transactions contemplated hereby or thereby. The action of the Board of Directors of Patriot and the Business Combination Act Committee of the Board of Directors of Patriot in approving this Agreement and the transactions provided for herein is sufficient to render inapplicable to this Agreement, the Merger and the transactions contemplated hereby or thereby and the transactions provided for herein, the restrictions on “business combinations” (as defined in Section 302A.673 of the MBCA) as set forth in Section 302A.673 of the MBCA, and the Board of Directors of Patriot has taken all requisite action to ensure that the provisions of Article VIII of the Articles of Incorporation of Patriot are not applicable to the Transactions.

Section 3.22 Rights Plan. Patriot has amended the Rights Agreement so that none of the execution, delivery or performance of this Agreement nor the consummation of the Transactions will (i) cause the Rights to become exercisable, (ii) cause Trident, Fountain or any of their respective Affiliates or Associates (as defined in the Rights Agreement) to become an Acquiring Person (as defined in the Rights Agreement) or (iii) give rise to a Fountain Distribution Date or Shares Acquisition Date (each as defined in the Rights Agreement). Patriot has made available to Trident a complete and correct copy of such amendment duly executed by each of the parties thereto.

Section 3.23 Unlawful Payments. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE:

(i) neither Patriot nor any of its Subsidiaries, nor any Affiliate of Patriot or any of its Subsidiaries, nor any other Person acting for or on behalf of Patriot or any of its Subsidiaries:

(1) has directly or indirectly (w) made, offered or promised to make, or authorized the making of, any unlawful payment to any person, (x) given, offered or promised to give, or authorized the giving of, any unlawful gift, political or charitable contribution or other thing of value or advantage to any person, (y) requested or received any unlawful payment, gift, political or charitable contribution or other thing of value or advantage or (z) violated any provision of the FCPA or any other Law that prohibits corruption or bribery; or

(2) has been investigated by a Governmental Authority, or been the subject of any allegation, with respect to conduct within the scope of subsection (i) above.

(ii) There have been no false or fictitious entries made in the books or records of Patriot or any of its Subsidiaries relating to any secret or unrecorded fund or any unlawful payment, gift, political or charitable contribution or other thing of value or advantage and neither Patriot nor any of its Subsidiaries has established or maintained a secret or unrecorded fund for use in connection with any such payment, gift, political or charitable contribution or other thing of value or advantage.

(b) For the avoidance of doubt, any reference to “other thing of value” in this Section 3.23 includes meals, entertainment, travel and lodging.

Section 3.24 No Other Representations or Warranties. PATRIOT (ON BEHALF OF ITSELF AND EACH OTHER MEMBER OF THE PATRIOT GROUP) ACKNOWLEDGES THAT TRIDENT DOES NOT MAKE ANY REPRESENTATION OR WARRANTY AS TO ANY MATTER WHATSOEVER EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN ANY CERTIFICATE DELIVERED BY TRIDENT TO PATRIOT IN ACCORDANCE WITH THE TERMS HEREOF, AND SPECIFICALLY (BUT WITHOUT LIMITING THE GENERALITY OF THE FOREGOING) THAT TRIDENT DOES NOT MAKE ANY REPRESENTATION OR WARRANTY WITH RESPECT TO (A) ANY PROJECTIONS, ESTIMATES OR BUDGETS DELIVERED OR MADE AVAILABLE TO PATRIOT (OR ANY OF ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES) OF FUTURE REVENUES, RESULTS OF OPERATIONS (OR ANY COMPONENT THEREOF), CASH FLOWS OR FINANCIAL CONDITION (OR ANY COMPONENT THEREOF) OF FOUNTAIN AND ITS SUBSIDIARIES OR THE FOUNTAIN BUSINESS OR (B) THE FUTURE BUSINESS AND OPERATIONS OF FOUNTAIN AND ITS SUBSIDIARIES, IN EACH CASE, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT.

ARTICLE IV

INTERIM OPERATING COVENANTS

Section 4.01 Conduct of Fountain Business Pending the Closing. (a) Following the date of this Agreement and prior to the earlier of the Effective Time and the date on which this Agreement is terminated pursuant to Section 7.01 (the “Termination Date”), except as required by Law, as may be consented to in writing by Patriot (which consent shall not be unreasonably withheld, conditioned or delayed), as expressly required by this Agreement or the Other Transaction Agreements or as set forth in Section 4.01 of the Trident Disclosure Letter, Trident covenants and agrees that, with respect to its and its Subsidiaries’ operation of the Fountain Business, Trident and each of its Subsidiaries shall (x) conduct the Fountain Business only in, and shall not take any action except only in accordance with, the ordinary course of business, consistent with past practice and shall use their respective commercially reasonable efforts to preserve intact their present business organizations, to maintain in effect all existing Fountain Permits, to maintain rights and franchises, to maintain all material Assets, rights and properties that would be Fountain Assets as of 12:01 a.m., Eastern Standard Time, on the Fountain Distribution Date, to preserve their relationships with Governmental Authorities, key Fountain Employees, customers and suppliers and others having significant business dealings with them and to comply in all material respects with all Laws and Fountain Permits of all Governmental Authorities applicable to them or the Fountain Business; provided, however, that no action by Trident or its Subsidiaries with respect to matters specifically addressed by any provision of Section 4.01(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision and (y) take those actions set forth in Section 4.01(a) of the Trident Disclosure Letter.

(b) Following the date of this Agreement and prior to the earlier of the Effective Time and the Termination Date, and except (A) as may be expressly permitted or required by this Agreement or the Other Transaction Agreements, (B) as may be required by Law, (C) as may be consented to in writing by Patriot (which consent shall not be unreasonably withheld, conditioned or delayed) or (D) as set forth on Section 4.01(b) of the Trident Disclosure Letter, Trident:

(i) shall not permit Fountain or any Fountain Sub to (x) declare, set aside, make or pay any dividends or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than dividends payable by any Fountain Sub to Fountain or another Fountain Sub) or (y) enter into any agreement with respect to the voting of its capital stock or purchase or otherwise acquire, directly or indirectly, any Fountain Equity Interests or Fountain Common Stock;

(ii) shall not, and shall not permit any of its Subsidiaries to, split, combine, reclassify, subdivide or take similar actions with respect to any Fountain Equity Interests or Fountain Common Stock or any of the capital stock of any Fountain Sub or issue or authorize or propose the issuance of any Fountain Common Stock or any Fountain Equity Interests or other securities in respect of, in lieu of or in substitution for shares of the capital stock of Fountain or any Fountain Sub;

(iii) shall not, and shall not permit any of its Subsidiaries to, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, abandon, allow to lapse or expire, or authorize the sale, pledge, disposition, grant, transfer, lease, license, guarantee, abandonment, allowance to lapse or expiration, of any Assets that are (or would otherwise be) Fountain Assets, including the capital stock of any Subsidiaries, except (A) transfers among Fountain and the Fountain Subs, (B) transfers among the Fountain Subs, (C) Permitted Encumbrances or encumbrances that are released at or prior to the Effective Time, (D) dispositions of obsolete equipment or Assets or dispositions of Assets being retired or replaced, in each case in the ordinary course of business and consistent with past practice, (E) pledges and/or encumbrances relating to Indebtedness referenced under Section 4.01(b)(v), (F) non-exclusive licenses entered into in the ordinary course of business and consistent with past practices, (G) dispositions of inventory in the ordinary course of business and (H) dispositions in amounts less than $50 million in the aggregate in any consecutive 12-month period;

(iv) except as made in connection with any transaction solely between Fountain and any Fountain Sub or between any Fountain Subs and except for the acquisition of Assets in the ordinary course of business and consistent with past practice, shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire (including by merger, consolidation, or acquisition of stock or Assets) any interest in any Person or any Assets that are (or would otherwise be) Fountain Assets, if (A) the amount to be expended thereto (including the amount of any Indebtedness) exceeds $25 million in any one transaction (or series of related transactions) or $50 million in the aggregate in any consecutive 12-month period for all such acquisitions or (B) any such acquisition is reasonably likely, individually or in the aggregate, to materially delay the satisfaction of the condition set forth in Section 6.01(f) or prevent the satisfaction of such condition;

(v) shall not permit Fountain or any Fountain Sub to redeem, repurchase, defease, cancel or otherwise acquire or incur any Indebtedness, other than (A) Indebtedness repaid or incurred in the ordinary course of business consistent with past practice, (B) Liabilities that would be repaid or otherwise extinguished prior to the Effective Time and (C) Indebtedness pursuant to the Financing;

(vi) shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Fountain or the Fountain Subs, or enter into a letter of intent or agreement in principle with respect thereto;

(vii) shall not, and shall not permit any of its Subsidiaries to, (A) make any material change in its accounting or Tax reporting principles, methods or policies, except as required by a change in GAAP, (B) take any action or cause any action to be taken which action would cause the Transactions to fail to qualify for the Intended Tax-Free Treatment, (C) enter into or be a party to any Proposed Acquisition Transaction (including approving any Proposed Acquisition Transaction) with respect to Fountain, Patriot or any successor thereto or acquire or own, directly or indirectly, any Patriot Common Stock or (D) make, change or revoke any material Tax election or method of accounting on which Tax reporting is based, in each case with respect to the Fountain Assets or the Fountain Business except (in the case of clauses (A) and (D) only) in the ordinary course of business and consistent with past practice; provided, however, that clause (D) of this Section 4.01(b)(vii) shall apply only to the extent any action described therein is reasonably anticipated to result in a material increase in the Tax Liability of Fountain or any Fountain Sub for any period or portion thereof beginning on or after the Closing Date;

(viii) shall not permit Fountain or any Fountain Sub to materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(ix) shall not, and shall not permit any of its Subsidiaries to, adopt, amend or terminate any Fountain Benefit Plans or increase the salaries, wage rates, target bonus opportunities or equity based compensation of Fountain Employees, in each case except (A) in the ordinary course of business consistent with past practice as applicable generally to Trident Group employees in the relevant jurisdictions (including salary increases approved by Trident prior to the date of this Agreement which will become effective April 1, 2012), (B) in connection with the adoption or amendment of Fountain Benefit Plans (or other practices) that are applicable generally to Trident Group employees in the relevant jurisdictions, (C) as required (1) to comply with applicable Law, (2) to comply with any collective bargaining agreement or any collective bargaining obligation, including any grievance or arbitration process resolution, (3) by the terms of any Fountain Benefit Plan in effect on the date hereof or (4) by the terms of any agreement of Trident or any of its Subsidiaries in effect on the date hereof, the existence of which agreement does not constitute a breach of any representation, warranty or covenant in this Agreement or (D) as otherwise approved in writing by Patriot’s Vice President of Human Resources;

(x) except as required by Law or any collective bargaining agreement or any collective bargaining obligation, including any grievance or arbitration process resolution, shall not, and shall not permit any of its Subsidiaries to, amend, modify, terminate (partially or completely), grant any waiver under or give any consent with respect to, or enter into any agreement to amend, modify, terminate (partially or completely), grant any waiver under or give any consent with respect to, any of the Fountain Material Contracts or enter into any Contract that if in effect on the date hereof would be a Fountain Material Contract; provided, however, that Trident and its Subsidiaries may enter into any single contract covered by this Section 4.02(b)(x) in the ordinary course of business consistent with past practice with a value not exceeding $25 million; provided, further, that for the avoidance of doubt, this Section 4.01(b)(x) shall not apply to those contracts which are otherwise specifically permitted to be entered into by Fountain or the Fountain Subs pursuant to this Section 4.01;

(xi) shall not, and shall not permit any of its Subsidiaries that are engaged in the Fountain Business to transfer the employment of any individual to or from Fountain or its Subsidiaries (including transfers to or from any member of the Trident Group) or otherwise materially change the job functions of any individual employed by the Trident Group or Fountain so as to either (A) cause any such individual to cease to be considered a Fountain Employee or (B) cause any individual who would not otherwise be considered a Fountain Employee to be considered a Fountain Employee, except, in each case, as otherwise approved in writing by Patriot’s Vice President of Human Resources;

(xii) shall not, and shall not permit any of its Subsidiaries that are engaged in the Fountain Business to, agree or consent to any material agreements or material modifications of existing agreements or course of dealings with any Governmental Authorities in respect of the operations of the Fountain Businesses (it being understood that any settlements are governed by the provisions of Section 4.01(b)(xiii)), except (A) as required by Law to obtain or renew Fountain Permits or agreements in the ordinary course of business consistent with past practice or (B) as may be related to Taxes;

(xiii) shall not, and shall not permit any of its Subsidiaries to, pay, waive, release or settle any legal proceedings (other than any proceeding related to Taxes) that (x) would be a Fountain Liability or (y) would restrict the operation of the Fountain Business, in each case other than payments or settlements (A) that do not exceed $25 million individually and $50 million in the aggregate in any consecutive 12-month period and that will be paid in full by Trident, Fountain or a member of the Fountain Group prior to 12:01 a.m., Eastern Standard Time, on the Fountain Distribution Date, and only involve monetary damages or (B) that have become due and payable prior to the date hereof (provided, however, that the exceptions set forth in clauses (A) and (B) shall not apply to any proceedings arising out of or related to this Agreement, the Other Transaction Agreements or the Transactions);

(xiv) shall, and shall cause its Subsidiaries to, maintain with financially responsible insurance companies (or through self-insurance not inconsistent with such party’s past practice), insurance in such amounts and against such risks and losses as are customary for companies engaged in such party’s industry and at substantially the same levels with respect to the Fountain Assets as are in effect on the date hereof;

(xv) (A) shall not, and shall cause its Subsidiaries not to, commit to any capital expenditure for which Fountain or any of its Subsidiaries would be liable for following the Closing that together with any other capital expenditures so incurred is in excess of $125 million in the aggregate in any consecutive 12-month period, excluding expenditures required in connection with prudent emergency repairs required to avoid immediate material damage to any Assets of the Fountain Business and (B) shall, and shall cause its Subsidiaries to, as applicable, make capital expenditures in the fiscal year ending September 28, 2012 in an amount no less than $95 million, taking into account capital expenditures made prior to the date hereof;

(xvi) shall not, and shall not permit any of Fountain or the Fountain Subs to, amend or otherwise change its or their (as applicable) Organizational Documents, except as expressly required by this Agreement;

(xvii) shall not, and shall not permit any of its Subsidiaries to, enter into or amend any Contract or take any other action, if such Contract, amendment of a Contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions;

(xviii) shall not permit AcquisitionCo or Merger Sub to conduct any activities other than in connection with the organization of AcquisitionCo or Merger Sub, as the case may be, the negotiation and execution of this Agreement and the Other Transaction Agreements and the consummation of the Transactions; and

(xix) shall not, and shall not permit any of its Subsidiaries to, commit or agree, in writing or otherwise, to take any of the foregoing actions.

Section 4.02 Conduct of Patriot Pending the Closing. (a) Following the date of this Agreement and prior to the earlier of the Effective Time and the Termination Date, except as required by Law, as may be consented to in writing by Trident (which consent shall not be unreasonably withheld, conditioned or delayed), as expressly required by this Agreement or the Other Transaction Agreements or as set forth in Section 4.02 of the Patriot Disclosure Letter, Patriot covenants and agrees that each of Patriot and each of its Subsidiaries shall conduct its operations in, and shall not take any action except only in accordance with, the ordinary course of business, consistent with past practice and shall use their respective commercially reasonable efforts to preserve intact their present business organizations, to maintain in effect all existing Patriot Permits, to maintain rights and franchises, to maintain all material Assets, rights and properties of Patriot, to preserve their relationships with Governmental Authorities, key employees, customers and suppliers and others having significant business dealings with them and to comply in all material respects with all Laws and Patriot Permits of all Governmental Authorities applicable to them; provided, however, that no action by Patriot or its Subsidiaries with respect to matters specifically addressed by any provision of Section 4.02(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Following the date of this Agreement and prior to the earlier of the Effective Time and the Termination Date, and except (A) as may be expressly permitted or required by this Agreement or the Other Transaction Agreements, (B) as may be required by Law, (C) as may be consented to in writing by Trident (which consent shall not be unreasonably withheld, conditioned or delayed) or (D) as set forth on Section 4.02 of the Patriot Disclosure Letter, Patriot:

(i) shall not, and shall not permit any of its Subsidiaries to (A) declare, set aside, make or pay any dividends or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than (1) quarterly cash dividends not to exceed the amounts set forth in Section 4.02(b)(i) of the Patriot Disclosure Letter, declared and paid in the ordinary course and with record dates and payment dates consistent with past practice and (2) dividends payable by a wholly-owned Subsidiary of Patriot to Patriot or another wholly-owned Subsidiary of Patriot or (B) enter any agreement with respect to the voting of its capital stock or purchase or otherwise acquire, directly or indirectly, any Patriot Equity Interests (other than in connection with Patriot’s dividend reinvestment plan);

(ii) shall not, and shall not permit any of its Subsidiaries to, split, combine, reclassify, subdivide or take similar actions with respect to any of the Patriot Common Stock or any other Patriot Equity Interest or issue or authorize or propose the issuance of any shares of Patriot Common Stock or any Patriot Equity Interests or other securities in respect of, in lieu of or in substitution for shares of the capital stock of Patriot or any of its Subsidiaries, other than in connection with the exercise of currently outstanding stock options and equity awards under existing Patriot Benefit Plans or other grants of stock options and equity awards under existing Patriot Benefit Plans made in the ordinary course consistent with past practice; provided that the amount, timing of vesting, settlement and payment of such new equity awards shall not be accelerated or affected by the transactions contemplated by this Agreement (including the Merger;

(iii) shall not, and shall not permit any of its Subsidiaries to, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, abandon, allow to lapse or expire, or authorize the sale, pledge, disposition, grant, transfer, lease, license, guarantee, abandonment, allowance to lapse or encumbrance, of any Assets, including the capital stock of any Subsidiaries, except (A) transfers among Patriot and its wholly-owned Subsidiaries, (B) transfers among Patriot’s wholly-owned Subsidiaries, (C) Permitted Encumbrances or encumbrances that are released at or prior to the Effective Time, (D) dispositions of obsolete equipment or Assets or dispositions of Assets being retired or replaced, in each case in the ordinary course of business and consistent with past practice, (E) pledges and/or encumbrances relating to Indebtedness referenced under Section 4.02(b)(v), (F) non-exclusive licenses entered into in the ordinary course of business and consistent with past practice, (G) dispositions of inventory in the ordinary course of business and (H) dispositions in amounts less than $50 million in the aggregate in any consecutive 12-month period;

(iv) except as made in connection with any transaction solely between Patriot and any of its Subsidiaries or between any of Patriot’s Subsidiaries and except for the acquisition of Assets in the ordinary course of business and consistent with past practice, shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire (including by merger, consolidation, or acquisition of stock or Assets) any interest in any Person or any Assets, if (A) the amount to be expended thereto (including the amount of any Indebtedness) exceeds $25 million in any one transaction (or series of related transactions) or $50 million in the aggregate in any consecutive 12-month period for all such acquisitions or (B) any such acquisition is reasonably likely, individually or in the aggregate, to materially delay the satisfaction of the condition set forth in Section 6.01(f) or prevent the satisfaction of such condition;

(v) shall not, and shall not permit any of its Subsidiaries to, redeem, repurchase, defease, cancel or otherwise acquire or incur any Indebtedness, other than (A) Indebtedness repaid or incurred in the ordinary course of business consistent with past practice and (B) Indebtedness incurred to refinance any existing Indebtedness; provided, that notwithstanding the foregoing, no Indebtedness shall be repaid, incurred or refinanced to the extent any such action would, or would reasonably be expected to, cause (i) Patriot not to have an Investment Grade Rating (as defined in the 2007 Note Purchase Agreement) or (ii) the Notes not to be rated Investment Grade by any Rating Agency (each as defined in the 2011 Indenture).

(vi) shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Patriot or the Patriot Subsidiaries, or enter into a letter of intent or agreement in principle with respect thereto;

(vii) shall not, and shall not permit any of its Subsidiaries to, (A) make any material change in its accounting or Tax reporting principles, methods or policies, except as required by a change in GAAP, (B) take any action or cause any action to be taken which action would cause the Transactions to fail to qualify for the Intended Tax-Free Treatment, (C) enter into or be a party to any Proposed Acquisition Transaction (including approving any Proposed Acquisition Transaction) with respect to Patriot, Fountain or any successor thereto or acquire or own, directly or indirectly, any Trident Common Stock or (D) make, change or revoke any material Tax election or method of accounting on which Tax reporting is based except (in the case of clauses (A) and (D) only) in the ordinary course of business and consistent with past practice; provided, however, that clause (D) of this Section 4.02(b)(vii) shall apply only to the extent any action described therein is reasonably anticipated to result in a material increase in the Tax Liability of Patriot or any of its Subsidiaries for any period or portion thereof beginning on or after the Closing Date;

(viii) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(ix) shall not, and shall not permit any of its Subsidiaries to, adopt, amend or terminate any Patriot Benefit Plans or increase the salaries, wage rates, target bonus opportunities or equity-based compensation of any of its directors, officers or employees, in each case except (A) in the ordinary course of business consistent with past practice as applicable generally to Patriot directors, officers or employees in the relevant jurisdictions, (B) as required (1) to comply with applicable Law, (2) to comply with any collective bargaining agreement or any collective bargaining obligation, including any grievance or arbitration process resolution, (3) by the terms of any Patriot Benefit Plan in effect on the date hereof or (4) by the terms of any agreement of Patriot or any of its Subsidiaries in effect on the date hereof, the existence of which agreement does not constitute a breach of any representation, warranty or covenant in this Agreement or (C) as otherwise approved in writing by Trident’s Vice President of Human Resources;

(x) except as required by Law or any collective bargaining agreement or any collective bargaining obligation, including any grievance or arbitration process resolution, shall not, and shall not permit any of its Subsidiaries to amend, modify, terminate (partially or completely), grant any waiver under or give any consent with respect to, or enter into any agreement to amend, modify, terminate (partially or completely), grant any waiver under or give any consent with respect to, any of the Patriot Material Contracts or enter into any Contract that if in effect on the date hereof would be a Patriot Material Contract; provided, however, that Patriot and its Subsidiaries may enter into any single contract covered by this Section 4.02(b)(x) in the ordinary course of business consistent with past practice with a value not exceeding $25 million; provided, further, that for the avoidance of doubt, this Section 4.02(b)(x) shall not apply to those contracts which are otherwise specifically permitted to be entered into by Patriot or any of its Subsidiaries pursuant to this Section 4.02;

(xi) shall not, and shall not permit any of its Subsidiaries to, agree or consent to any material agreements or material modifications of existing agreements or course of dealings with any Governmental Authorities in respect of the operations of their businesses (it being understood that any settlements are governed by the provisions of Section 4.02(b)(xii)), except (A) as required by Law to obtain or renew Permits or agreements in the ordinary course of business consistent with past practice or (B) as may be related to Taxes;

(xii) shall not, and shall not permit any of its Subsidiaries to, pay, waive, release or settle any material legal proceedings, other than payments or settlements (A) that do not exceed $25 million individually and $50 million in the aggregate in any consecutive 12-month period or (B) that have become due and payable prior to the date hereof (provided, however, that the exceptions set forth in clauses (A) and (B) shall not apply to any proceedings arising out of or related to this Agreement, the Other Transaction Agreements or the Transactions);

(xiii) shall, and shall cause its Subsidiaries to, maintain with financially responsible insurance companies (or through self-insurance not inconsistent with such party’s past practice), insurance in such amounts and against such risks and losses as are customary for companies engaged in such party’s industry and at substantially the same levels as are in effect on the date hereof;

(xiv) (A) shall not, and shall cause its Subsidiaries not to, commit to any capital expenditure for which Patriot or any of its Subsidiaries would be liable for following the Closing that together with any other capital expenditures so incurred is in excess of $125 million in the aggregate in any consecutive 12-month period, excluding expenditures required in connection with prudent emergency repairs required to avoid immediate material damage to any of Patriot’s or its Subsidiaries’ Assets and (B) shall, and shall cause its Subsidiaries to, as applicable, make capital expenditures in the fiscal year ending December 31, 2012 in an amount no less than $65 million, taking into account capital expenditures made prior to the date hereof;

(xv) shall not, and shall not permit any of its Subsidiaries to, amend or otherwise change its or their (as applicable) Organizational Documents, except as expressly contemplated by this Agreement;

(xvi) shall not, and shall not permit any of its Subsidiaries to, enter into or amend any Contract or take any other action, if such Contract, amendment of a Contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions; and

(xvii) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

ARTICLE V

COVENANTS

Section 5.01 Efforts to Close; Antitrust Clearance. (a) Trident and Patriot each shall (x) file with the FTC and the DOJ any notifications required to be filed pursuant to and in compliance with the HSR Act as promptly as practicable after the date of this Agreement (but in no event later than 15 Business Days after the date of this Agreement), (y) file in Brazil in compliance with Law 8884 of 1994 as promptly as practicable after the date of this Agreement (but in no event later than 15 Business Days after the date of this Agreement) and (z) make appropriate filings with foreign regulatory authorities, including foreign regulatory authorities in the jurisdictions set forth on Section 6.01(f) of the Patriot Disclosure Letter, in accordance with applicable Antitrust Laws other than the HSR Act with respect to the Transactions as promptly as practicable. Without limitation of Section 5.01(b) through Section 5.01(e) below, Trident and Patriot each shall use reasonable best efforts to obtain early termination of any waiting period under the HSR Act and to obtain as promptly as practicable all consents, registrations, approvals, waivers, permits, authorizations, clearances and other actions of or by any Governmental Authority that are necessary or advisable under or in respect of any other Antitrust Law in order to consummate the Merger and the Transactions. Trident and Patriot shall each promptly (i) supply the other with any information which may be required in order to effectuate such filings and (ii) supply as promptly as practicable any additional information which reasonably may be required by the FTC or the DOJ or any other applicable Governmental Authority in connection therewith.

(b) Each of Trident and Patriot shall use reasonable best efforts to file, as promptly as practicable after the date of this Agreement, necessary joint applications and all other applications, notices, registrations, filings, reports, petitions and other documents required to be filed with any Governmental Authority necessary or advisable to consummate the Transactions, including all Trident Regulatory Approvals and all Patriot Regulatory Approvals. Each of Trident and Patriot shall promptly (i) supply the other with any information which may be required in order to effectuate such filings, (ii) supply any additional information which reasonably may be required by a Governmental Authority of any jurisdiction which the Parties may reasonably deem appropriate and (iii) keep each other apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Trident or Patriot, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Authority with respect to the Transactions. The Parties shall jointly coordinate the overall development of the positions taken and the regulatory action requested in such filings. In connection with any material communications, meetings, or other contacts, formal or informal, oral or written, with any Governmental Authority in connection with the Transactions, or any applications, notices, registrations, filings, reports, petitions and other documents required to be filed with any Governmental Authority necessary or advisable to consummate the Transactions, including all Trident Regulatory Approvals and all Patriot Regulatory Approvals, and without limiting the generality of the foregoing, the Parties will use reasonable best efforts to: (i) inform the other in advance of any such communication, meeting or other contact which such Party proposes or intends to make, including the subject matter, contents, intended agenda and other aspects of any of the foregoing; (ii) consult and cooperate with one another and permit the other Party or its counsel to review in advance any proposed written communication by such Party to any Governmental Authority in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to the HSR Act or any other regulatory Laws in connection with the Transactions; (iii) to the extent permitted by the applicable Governmental Authority, arrange for Representatives of the other Party (to the extent requested by the other Party) to participate in any such communications, meetings or other contacts; (iv) promptly notify the other Party of any oral communications with any Governmental Authority relating to any of the foregoing; and (v) promptly provide the other Party with copies of all written communications with any Governmental Authority relating to any of the foregoing.

(c) Each of Trident and Patriot shall (i) give the other Party prompt notice of the commencement or threat of commencement of any Action by or before any Governmental Authority with respect to the Transactions, (ii) keep the other Party informed as to the status of any such Action or threat and (iii) reasonably cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions. Trident and Fountain agree and acknowledge that, notwithstanding anything to the contrary in this Section 5.01 (but subject to the actions permitted under Section 4.01), in connection with any filing or submission required, action to be taken or commitment to be made by Patriot or Trident or their respective Affiliates to consummate the Transactions, Trident and Fountain (1) shall not, without Patriot’s prior written consent, (w) sell, divest or dispose of any Assets of Fountain, (x) license any Fountain Business IP, (y) commit to any sale, divestiture or disposal of businesses, product lines or Assets of the Fountain Business, or any license of Fountain Business IP, or (z) take any other action or commit to take any action that would limit Patriot’s, Fountain’s or their respective Subsidiaries’ freedom of action with respect to, or their ability to retain any of, their businesses, product lines or Assets or Intellectual Property Rights and (2) subject to Section 5.01(e), agree to take any action contemplated by clause (1) above if requested in writing by Patriot; provided, that Fountain shall not be obligated to take any action the effectiveness of which is not conditioned on the Closing occurring. Patriot further agrees and acknowledges that, notwithstanding anything to the contrary in this Section 5.01 (but subject to the actions permitted under Section 4.02), in connection with any filing or submission required, action to be taken or commitment to be made by Patriot or its Affiliates to consummate the Transactions, Patriot shall not, without Trident’s prior written consent, (w) sell, divest or dispose of any Assets of Patriot, (x) license any Patriot IP, (y) commit to any sale, divestiture or disposal of businesses, product lines or Assets of Patriot, or any license of Patriot IP, or (z) take any other action or commit to take any action that would limit Trident’s, Patriot’s, Fountain’s or their respective Subsidiaries’ freedom of action with respect to, or their ability to retain any of, their businesses, product lines or Assets or Intellectual Property Rights, in each case, if such action would reasonably be expected to have a material and adverse impact on the value, financial condition or credit quality of Fountain and the Fountain Subs, taken as a whole and including for such purposes Patriot and its Subsidiaries.

(d) Subject to the conditions and upon the terms of this Agreement and, where applicable, the Separation Agreement, each of Trident and Patriot shall use reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to carry out the intent and purposes of this Agreement and to consummate the Transactions, including, for the avoidance of doubt, using reasonable best efforts to complete the Separation and Distribution on the terms and conditions set forth in the Separation Agreement. Without limiting the generality of the foregoing, subject to the conditions and upon the terms of this Agreement, each Party to this Agreement shall (i) reasonably cooperate with the other Party, shall execute and deliver such further documents, certificates, agreements and instruments and shall take such other actions as may be reasonably requested by the other Party to evidence or reflect the Transactions (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder), (ii) give all notices (if any) required to be made and given by such Party in connection with the Transactions, (iii) use reasonable best efforts to obtain each approval, consent, ratification, permission, waiver of authorization (including any authorization of a Governmental Authority) required to be obtained from Governmental Authorities and parties to any material Contractual obligation required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Transactions, including the Trident Regulatory Approvals and the Patriot Regulatory Approvals (provided, that other than (x) in connection with the Regulatory Approvals and (y) fees and disbursements of outside counsel and any other advisors, no Party shall be required to make any payment, commit to any third party on behalf of itself or any of its Subsidiaries to assume any material obligations or offer or grant any material concession to obtain any such approval, consent, ratification, permission or waiver of authorization) and (iv) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Transactions; provided, that notwithstanding anything herein to the contrary, the Parties shall not be obligated to agree to accept any term or condition to the extent that the effectiveness or consummation of such term or condition would be required prior to the Merger or the Closing.

(e) Notwithstanding anything to the contrary in this Agreement, reasonable best efforts, including with respect to the matters contemplated by this Section 5.01, shall not require Trident, any Trident Subsidiary, Patriot or any of its Subsidiaries to agree to or accept any term or condition to any Regulatory Approval, or any Regulatory Approval that includes terms or conditions, if the terms and conditions of or to the Regulatory Approvals would reasonably be expected to have a material and adverse impact on the value, financial condition or credit quality of Fountain and the Fountain Subs, taken as a whole and including for such purposes Patriot and its Subsidiaries.

Section 5.02 Public Announcements. Trident and Patriot agree that, from the date of this Agreement through the earlier of the Closing Date or termination of this Agreement, except in connection with a Patriot Change of Recommendation or Trident Change of Recommendation in accordance with Section 5.07 or Section 5.08, as applicable (or as otherwise expressly permitted by such Sections), no release or announcement concerning this Agreement, the Other Transaction Agreements or the Transactions shall be issued by Patriot or Trident without the prior written consent of Trident or Patriot, respectively (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the regulations of any applicable securities exchange, in which case the Party proposing to issue such release or make such announcement shall use reasonable best efforts to consult in good faith with the other Party before issuing such release or making any such announcement; provided, that Trident may issue any such release or announcement without prior Patriot consent or review to the extent such release or announcement relates to either the Athens Separation or both the Athens Separation and the Separation generally, and, in the latter case, does not include any information concerning this Agreement, the Other Transaction Agreements or the Transaction that has not previously been disclosed to the public generally and not otherwise in violation of this Section 5.02.

Section 5.03 Interim Financial Information; Trident Balance Sheet; Financing. (a) Trident shall, prior to the Effective Time, deliver to Patriot, within a reasonable period and no later than 45 calendar days after each quarterly accounting period for the Fountain Business, a balance sheet as of the end of such period and combined statements of income, cash flows and equity for such period for the Fountain Business. Such financial information shall be in the same format and prepared on the same basis as the comparable portions of the Fountain Financial Statements, except as would be permitted by Regulation S-X and Form 10-Q under the Exchange Act for unaudited interim financial statements (the “Subsequent Interim Financial Information”).

(b) Trident shall promptly, and in any event within 90 days of the date of this Agreement, prepare and deliver to Patriot an unaudited combined balance sheet as of September 30, 2011 of the Trident Group, prepared to give pro forma effect to the Separation and the Distribution (but not, for the avoidance of doubt, the Athens Separation and the ADT Distribution (as defined in the Separation Agreement)) and based on the principles set forth in Section 5.03(b) of the Trident Disclosure Letter.

(c) Each of Patriot, Trident and Fountain agrees to cooperate in good faith in order to obtain, from one or more third party financing sources, indebtedness to be (x) incurred by Fountain and/or the Fountain Subs or (y) if mutually agreed by the Parties, incurred by Trident and contributed to Fountain and/or the Fountain Subs at or prior to the Closing (a “Trident Financing”), in each case in a principal amount equal to $500 million; provided, that none of Fountain, the Fountain Subs or Trident shall be required to (absent, in the case of Fountain and/or the Fountain Subs, Trident’s prior consent) incur any such indebtedness unless the incurrence thereof is concurrent with and subject to the Closing. Patriot shall be entitled to negotiate and, subject to the proviso in the foregoing sentence, determine the terms of any such indebtedness in its sole discretion, including any related credit agreements and similar documents related thereto, and in connection therewith, each of Trident and

Fountain shall, subject to Section 5.03(d) and the proviso in the foregoing sentence, enter into all necessary or appropriate arrangements and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable with respect thereto, in each case as may be reasonably requested by Patriot. Patriot shall provide to Trident and Fountain copies of all agreements relating to any such indebtedness and keep Trident and Fountain reasonably informed of all material developments in respect thereof. Each of Trident, Fountain and Patriot agree to allow the other’s accounting representatives a reasonable opportunity to review any financial statements required in connection therewith and to allow such representatives reasonable access to the records of Fountain, the Fountain Subs and each other Subsidiary of Trident, as appropriate, and of Patriot and each of its Subsidiaries, as appropriate, in connection therewith. Each Party shall use its reasonable best efforts to cause its outside auditors to participate in the preparation of any pro forma financial statements necessary or desirable for use in connection with obtaining any such indebtedness. Notwithstanding anything to the contrary in this Section 5.03(b), Trident’s cooperation shall not include any requirement or obligation of Trident or any of its Subsidiaries (other than Fountain and the Fountain Subs), and Patriot’s cooperation shall not include any requirement or obligation of Patriot or any of its Subsidiaries, in each case, to pay any consideration, extend any credit, guaranty any performance, payment or other obligation, incur any financial obligation, offer or grant any financial accommodation or other benefit, release any claim or incur any other liability whatsoever (in each case other than fees and disbursements of outside counsel and any other advisors), except, (1) in the case of Patriot, for any such action the effectiveness of which is expressly conditioned upon the occurrence of the Closing and (2) in the case of a Trident Financing, for any such requirement and/or obligation that is incurred at the time such Trident Financing is consummated and that is released upon contribution of such indebtedness to Fountain.

(d) If, following the Parties’ compliance with the provisions of Section 5.03(b), Patriot is unable to obtain prior to the Closing third party indebtedness to be incurred by Fountain and/or the Fountain Subs on Acceptable Terms, then, immediately prior to the Distribution, at Trident’s discretion, either (i) Fountain or a Fountain Sub shall issue to Trident or a Subsidiary of Trident, as directed by Trident, the Bridge Note or (ii) Trident and Fountain shall modify existing intercompany indebtedness of members of the Fountain Group owed to members of the Trident Group, as selected by Trident and approved by Patriot (such approval not to be unreasonably withheld, delayed or conditioned) to provide that (x) such intercompany indebtedness shall be in a principal amount equal to $500 million and shall otherwise be on terms consistent with the terms of the Bridge Note and (y) notwithstanding any provisions of the Separation Agreement to the contrary, such indebtedness shall survive the Closing.

(e) For purposes of this Section 5.03:

(i) “Acceptable Terms” means terms no less favorable to Fountain and the Fountain Subs (including Patriot and its Subsidiaries) than those set forth in Section 5.03(e)(i) of the Patriot Disclosure Letter; provided, that Patriot may, in its sole discretion, elect to accept any less favorable terms but it shall be under no obligation to do so.

(ii) “Bridge Note” means a bridge note on the terms set forth in Section 5.03(e)(ii) of the Patriot Disclosure Letter.

Section 5.04 Access. From the date hereof to the earlier of the Effective Time or the Termination Date, to the extent permitted by Law, each of Trident and Patriot shall allow all designated Representatives of Trident or Patriot, as the case may be, access at reasonable times upon reasonable notice and in a manner as shall not adversely impact the conduct of the business of either Party or the Fountain Business in any material respect to the personnel, books and records, files, correspondence, audits and properties, as well as to all information relating to commitments, Contracts, titles, insurance, operational data, results of operations, and financial position, or otherwise pertaining primarily to the business and affairs of the Fountain Business and Patriot and its Subsidiaries, as the case may be; provided, however, that (i) no investigation pursuant to this Section 5.04 shall modify or qualify any representation or warranty given by any Party hereunder and (ii) notwithstanding the provision of information or investigation by any Party, no Party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, (A) no Party shall be required to provide any information which it determines in good faith it may not provide to the other Party by reason of applicable Law (including any information in confidential personnel files), which such Party determines in good faith constitutes information protected by attorney/client privilege or which it is required to keep confidential by reason of Contracts with third parties and (B) no Party shall be required to provide access to any of its properties if such access would result in damage to such property or if such access is for the purpose of performing any onsite procedure or investigation (including any Phase II or other intrusive onsite environmental investigation or study but not including any Phase I environmental investigation or other environmental investigation that does not include any sampling or testing), without that Party’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed. The Parties shall make reasonable and appropriate substitute disclosure arrangements, to the extent practicable, under circumstances in which the restrictions in clauses (A) and (B) of the preceding sentence apply. Each of Trident and Patriot agrees that it shall not, and shall cause its respective Representatives not to, use any information obtained pursuant to this Section 5.04 for any purpose unrelated to the Transactions and operation of the Fountain Business.

Section 5.05 Preparation of SEC Filings. (a) As promptly as practicable following the date of this Agreement, to the extent such filings are required by applicable Law (i) Trident, Fountain and Patriot shall jointly prepare, and Patriot shall file with the SEC, a proxy statement/prospectus (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement/Prospectus”) which shall constitute the proxy materials to be mailed to Patriot’s shareholders in connection with the Patriot Shareholder Approval, (ii) Trident, Fountain and Patriot shall jointly prepare, and Fountain shall file with the SEC, (A) a registration statement on Form S-4 (together with any amendments, prospectuses or supplements thereto, the “Form S-4”) to register the shares of Fountain Common Stock to be issued in the Merger and (B) a registration statement on Form 10 (together with any amendments, supplements, prospectus or information statements thereto, the “Form 10”) to register the Fountain Common Stock to be distributed in the Distribution, (iii) Trident shall prepare, and file with the SEC, a proxy statement on Schedule 14A to be mailed to the Trident shareholders in connection with the Trident Shareholder Approval and certain other matters (which matters may include the separation of Trident’s North American residential and small business security business (the “Athens Separation”)) (the “Trident Proxy”) and (iv) the Parties shall jointly prepare and file such other appropriate documents with the SEC as may be applicable.

(b) Each of Trident and Patriot shall use their reasonable best efforts to have the Form 10, the Form S-4 and other registration statements as may be required declared effective under the Exchange Act or Securities Act, as applicable, as promptly as practicable after such filing. Trident shall use its reasonable best efforts to cause the Trident Proxy to be mailed to Trident’s shareholders, and Patriot shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to Patriot’s shareholders, in each case as promptly as reasonably practicable after the date hereof. Each of Trident and Fountain shall also take any action (other than qualifying to do business in any jurisdiction in which it is not so qualified) required to be taken under applicable state securities laws in connection with the issuance of Fountain Common Stock in the Distribution or the Merger.

(c) Trident shall furnish all information concerning Trident, Fountain, AcquisitionCo and Merger Sub and the Fountain Business and the Surviving Corporation Board Appointees selected by it, and Patriot shall furnish all information concerning Patriot, Patriot’s business and the Surviving Corporation Board Appointees selected by it, as may be reasonably requested in connection with any such action and the preparation, filing and distribution of the Proxy Statement/Prospectus and the Trident Filings. No filing of, or amendment or supplement to, the Proxy Statement/Prospectus shall be made by Patriot, no filing of, or amendment or supplement to, the Form S-4 or the Form 10 shall be made by Fountain and no change, as it relates to the Transactions, shall be made by Trident to the Trident Proxy, in each case without providing the other Parties a reasonable opportunity to review and comment thereon.

(d) If at any time prior to the Effective Time any information relating to Trident or Patriot or any of their respective Affiliates, officers or directors (or the Patriot Board Appointees) should be discovered by Trident or Patriot which should be set forth in an amendment or supplement to any of the Proxy Statement/Prospectus, the Form S-4, the Form 10 or the Trident Proxy, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the applicable Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the applicable shareholders.

(e) The Parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement/Prospectus, the Form S-4, the Form 10 or the Trident Proxy or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect thereto and shall give the other Parties a reasonable opportunity to review and comment on any proposed response or compliance with any such request and thereafter shall respond as promptly as practicable to any such comments or requests.

Section 5.06 Shareholder Meetings. (a) (i) Subject to Section 5.06(c) as promptly as practicable following the date on which the SEC shall clear (whether orally or in writing) the Proxy Statement/Prospectus, in compliance with applicable Law, Patriot shall establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders (the “Patriot Shareholder Meeting”) for purposes which shall include obtaining the Patriot Shareholder Approval.

(ii) Subject to Section 5.07(b), the Board of Directors of Patriot shall recommend that Patriot’s shareholders give the Patriot Shareholder Approval (and shall not withdraw, modify or qualify such recommendation except as permitted by Section 5.07(b)), such recommendation shall be set forth in the Proxy Statement/Prospectus and Patriot shall use its reasonable best efforts to obtain the Patriot Shareholder Approval.

(b) (i) Subject to Section 5.06(c) as promptly as practicable following the date on which the SEC shall clear (whether orally or in writing) the Trident Proxy, in compliance with applicable Law, Trident shall establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders (the “Trident Shareholder Meeting”) for purposes of obtaining (together with any other matters with regard to which Trident may seek shareholder approval at such meeting) the Trident Shareholder Approval; provided, that the approval of the Distribution shall be voted on separately from, and shall not be conditioned on, any other matters not otherwise required under the laws of Switzerland to complete the Distribution that are submitted to Trident Shareholders for approval at the Trident Shareholder Meeting, including without limitation any shareholder approvals sought in connection with the Athens Separation.

(ii) Subject to Section 5.08(b), the Board of Directors of Trident shall recommend that Trident’s shareholders give the Trident Shareholder Approval (and shall not withdraw, modify or qualify such recommendation except as permitted by Section 5.08(b)), such recommendation shall be set forth in the Trident Proxy and Trident shall use its reasonable best efforts to obtain the Trident Shareholder Approval.

(c) Notwithstanding anything to the contrary in this Section 5.06, Patriot and Trident shall cooperate in good faith to coordinate the timing of the Patriot Shareholder Meeting and the Trident Shareholder Meeting such that they occur on the same day, and neither Patriot nor Trident shall be required to hold the Patriot Shareholder Meeting or the Trident Shareholder Meeting, respectively, prior to the date of the date of the Trident Shareholder Meeting or the Patriot Shareholder Meeting, respectively (it being understood that nothing in this Section 5.06(c) shall in any way limit Patriot’s or Trident’s obligations under Section 5.05 or otherwise under this Agreement to use their respective required efforts to consummate the Transactions (including the Separation and Distribution)).

Section 5.07 No Solicitation by Patriot. (a) Patriot agrees that, following the date of this Agreement and prior to the earlier of the Effective Time or the Termination Date, neither it nor any of its Subsidiaries, nor any of their respective officers, directors or employees, shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to (and shall not authorize or permit its and their respective Representatives to), directly or indirectly: (i) solicit, initiate, seek or knowingly encourage (including by way of furnishing information) or knowingly take any other action designed to facilitate any inquiries or the making, submission, announcement or consummation of any Patriot Takeover Proposal, (ii) furnish any nonpublic information regarding Patriot or any of its Subsidiaries to any Person (other than Trident) in connection with or in response to a Patriot Takeover Proposal, (iii) engage or participate in any discussions or negotiations with any Person (other than Trident) with respect to any Patriot Takeover Proposal, (iv) approve, endorse or recommend any Patriot Takeover Proposal or propose publicly to approve, endorse or recommend any Patriot Takeover Proposal, (v) enter into any letter of intent, agreement in principle or other agreement providing for any Patriot Takeover Transaction, (vi) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a Person or “Group” (as defined in the Exchange Act) becoming an “interested shareholder” under, Section 302A.673 of the MBCA) inapplicable to any transactions contemplated by a Patriot Takeover Transaction, (vii) take any action to make the consummation of any Patriot Takeover Proposal exempt under the terms of the Rights Agreement or (viii) resolve, propose to resolve or agree to do any of the foregoing. Notwithstanding the foregoing, prior to receipt of the Patriot Shareholder Approval, Patriot may, in response to an unsolicited, bona fide, written Patriot Takeover Proposal that did not result from a breach of this Section 5.07(a) and that the Board of Directors of Patriot determines, in good faith, after consulting with its independent financial advisor, constitutes or would reasonably be likely to lead to a Patriot Superior Proposal, (x) furnish information (including non-public information) with respect to Patriot and its Subsidiaries to the Person making such Patriot Takeover Proposal and its Representatives and (y) engage in discussions and negotiations with such Person and its Representatives regarding such Patriot Takeover Proposal if, and only if, (1) the Board of Directors of Patriot concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such Patriot Takeover Proposal would be inconsistent with the Board’s duties under applicable Laws, (2) Patriot complies with Section 5.07(c) and (3) Patriot furnishes any non-public information provided to the maker of such Patriot Takeover Proposal only pursuant to a confidentiality agreement between Patriot and such Person on terms no less favorable in any material respect to Patriot than the Confidentiality Agreement (provided, however, that (A) the terms of such confidentiality agreement shall not in any way restrict Patriot from complying with its obligations under this Agreement, including disclosure obligations with respect to such proposal, and (B) all such information has previously been provided to Trident or is provided to Trident prior to or substantially concurrent with the time it is provided to such Person).

(b) Except as expressly permitted by this Section 5.07(b), neither the Board of Directors of Patriot nor any committee thereof shall (i) fail to include the Patriot Recommendation in the Proxy Statement/Prospectus, (ii) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify the Patriot Recommendation in a manner adverse to Trident (it being understood that any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) of the Exchange Act shall not be deemed a withholding, withdrawal, qualification or modification of the Patriot Recommendation in a manner adverse to Trident) or (iii) approve, adopt or recommend any Patriot Takeover Proposal (each such action set forth in clauses (i) through (iii) above being a “Patriot Change of Recommendation”). Notwithstanding the foregoing, if, prior to receipt of the Patriot Shareholder Approval, (x) the Board of Directors of Patriot receives a Patriot Superior Proposal or (y) in response to an Intervening Event the Board of Directors of Patriot determines, in good faith, after consultation with outside legal counsel, that the failure to take such action with respect to such Intervening Event would constitute a breach of the Board’s duties under applicable Laws, then the Board of Directors of Patriot may make a Patriot Change of Recommendation and/or, in the case of clause (x), terminate this Agreement pursuant to Section 7.01(f)(iii); provided, that (1) in the case of clause (x), Patriot has not violated Section 5.07(a) in any material respect (it being understood that terminating this Agreement pursuant to Section 7.01(f)(iii) in order to enter into a written definitive agreement for a Patriot Superior Proposal shall not be deemed a violation of Section 5.07(a)), (2) prior to taking any such action the Board of Directors of Patriot has provided to Trident three Business Days prior written notice of its intent to effect a Patriot Change of Recommendation or, in the case of clause (x), terminate this Agreement pursuant to Section 7.01(f)(iii) (which notice shall include the reasonable details regarding the cause for, and nature of, the Patriot Change of Recommendation or proposed termination of this Agreement pursuant to Section 7.01(f)(iii)) and, if requested by Trident in good faith, negotiated in good faith with Trident during such three Business Day period to enable Trident to propose changes to the terms of this Agreement intended to cause, as applicable, such Patriot Superior Proposal to no longer constitute a Patriot Superior Proposal or such Intervening Event to no longer require the Patriot Change of Recommendation, in each case if such changes were to be given effect, and (3) following any such good faith negotiation, such Patriot Takeover Proposal continues to constitute a Patriot Superior Proposal or such Intervening Event continues to require the Patriot Change of Recommendation; and provided further that if any Patriot Superior Proposal is received less than three Business Days prior the Patriot Shareholder Meeting, the three Business Day period contemplated by the proviso above shall be shortened such that it will expire as of the close of business on the day preceding the Patriot Shareholder Meeting. The Board of Directors of Patriot may not make a Patriot Change of Recommendation in a manner adverse to Trident except in compliance in all respects with this Section 5.07(b). For the avoidance of doubt, a change of the Patriot Recommendation to “neutral” is a Patriot Change of Recommendation. Except as permitted by Section 7.01(f)(iii), nothing in this Section 5.07(b) shall be deemed to modify or otherwise affect the obligation of Patriot to call the Patriot Shareholders Meeting and to submit this Agreement and the Merger to the Patriot shareholders for approval in accordance with Section 5.06(a).

(c) Patriot promptly, and in no event later than 48 hours after its receipt of any Patriot Takeover Proposal, shall advise Trident orally and in writing of any Patriot Takeover Proposal and the identity of the Person making any such Patriot Takeover Proposal and (x) if it is in writing, deliver to Trident a copy of such Patriot Takeover Proposal and any related draft agreements (subject to customary redactions in the case of any financing commitments) and (y) if oral, deliver to Trident a reasonably detailed summary of any such Patriot Takeover Proposal. Patriot shall (i) keep Trident reasonably informed in all material respects on a prompt basis of the status, including any change to the status or material terms, of any such Patriot Takeover Proposal (and in no event later than 48 hours following any such change) and (ii) promptly notify Trident of any determination of the Board of Directors of Patriot that a Patriot Takeover Proposal constitutes a Patriot Superior Proposal.

(d) Notwithstanding anything to the contrary in this Agreement, Section 5.07 shall not prohibit Patriot from taking and disclosing to the Patriot Shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to any Patriot Takeover Proposal or otherwise making a disclosure required by applicable Law; provided, however, that compliance with such rules or Law shall not in any way modify the effect that any action taken pursuant to such rules or Law has under any other provision of this Agreement (it being understood that any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) of the Exchange Act shall not be deemed a withholding, withdrawal, qualification or modification of the Patriot Recommendation in a manner adverse to Trident).

(e) Upon the execution of this Agreement, Patriot shall, and shall cause its Subsidiaries and its and their respective officers, directors and employees, and shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease and terminate any discussions existing as of the date of this Agreement between Patriot or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives and any Person (other than Trident and Fountain) that relate to any Patriot Takeover Proposal and, to the extent provided by the applicable confidentiality agreement or similar agreement governing such discussions, require any Person or “Group” (as defined in the Exchange Act) to such discussions to return to Patriot or to destroy all confidential information of Patriot and its Subsidiaries. Patriot agrees not to, and to cause its Subsidiaries not to, waive, or otherwise release any Person or “Group” (as defined in the Exchange Act) from, the confidentiality and standstill provisions of any agreement to which Patriot or any of its Subsidiaries is or may become a party.

(f) As used in this Agreement:

(i) “Patriot Takeover Proposal” shall mean any bona fide offer, inquiry, proposal or indication of interest (other than an offer, inquiry, proposal or indication of interest by a Party to this Agreement) received from a Person or “Group” (as defined in the Exchange Act) relating to any Patriot Takeover Transaction;

(ii) “Patriot Takeover Transaction” shall mean any transaction or series of related transactions involving: (A) any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving Patriot other than the Transactions; (B) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a Person or “Group” (as defined in the Exchange Act) directly or indirectly acquires beneficial or record ownership of securities representing 10% or more of any class of equity securities of Patriot; (C) any direct or indirect acquisition of any business or businesses or of Assets that constitute or account for 10% or more of the consolidated net revenues, net income or Assets of Patriot and its Subsidiaries, taken as a whole; or (D) any liquidation or dissolution of Patriot or any of its Subsidiaries; and

(iii) “Patriot Superior Proposal” shall mean any bona fide proposal made by a Person or “Group” (as defined in the Exchange Act) (other than a Party to this Agreement) to acquire at least a majority of the equity securities or all or substantially all of the Assets of Patriot, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of Assets or otherwise, on terms which the Board of Directors of Patriot determines in its good faith judgment (A) after consulting with its independent financial advisor to be superior from a financial point of view to the holders of Patriot Common Stock to the Transactions (including any proposed modifications to the Transactions which are proposed in writing by Trident in response to such proposal or otherwise) and (B) is reasonably capable of being completed on its terms, taking into account all legal, regulatory and financial aspects (including certainty of closing) of the proposal and the Person or “Group” (as defined in the Exchange Act) making the proposal.

Section 5.08 No Solicitation by Trident. (a) Trident and Fountain agree that, following the date of this Agreement and prior to the earlier of the Effective Time or the Termination Date, neither they nor any of their Subsidiaries, nor any of their respective officers, directors or employees, shall, and that they shall use their reasonable best efforts to cause their respective Representatives not to (and shall not authorize or permit their respective Representatives to), directly or indirectly: (i) solicit, initiate, seek or knowingly encourage (including by way of furnishing information) or knowingly take any other action designed to facilitate any inquiries or the making, submission, announcement or consummation of any Fountain Takeover Proposal or any Trident Takeover Proposal, (ii) furnish any nonpublic information regarding Trident or any Subsidiaries of Trident (including, for the avoidance of doubt, Fountain and the Fountain Subs) to any Person (other than Patriot) in connection with or in response to a Fountain Takeover Proposal or a Trident Takeover Proposal, (iii) engage or participate in any discussions or negotiations with any Person (other than Patriot) with respect to any Fountain Takeover Proposal or Trident Takeover Proposal, (iv) approve, endorse or recommend any Fountain Takeover Proposal or Trident Takeover Proposal or propose publicly to approve, endorse or recommend any Fountain Takeover Proposal or Trident Takeover Proposal, (v) enter into any letter of intent, agreement in principle or other agreement providing for any Fountain Takeover Transaction or Trident Takeover Transaction or (vi) resolve, propose to resolve or agree to do any of the foregoing. Notwithstanding the foregoing, prior to receipt of the Trident Shareholder Approval, Trident may, in response to an unsolicited, bona fide, written Fountain Takeover Proposal or Trident Takeover Proposal that did not result from a breach of this Section 5.08(a) and that the Board of Directors of Trident determines, in good faith, after consulting with its independent financial advisor, constitutes or would reasonably be likely to lead to a Fountain Superior Proposal or Trident Superior Proposal, as applicable, (x) furnish information (including non-public information) with respect to Trident and its Subsidiaries to the Person making such Fountain Takeover Proposal or Trident Takeover Proposal and its Representatives and (y) engage in discussions and negotiations with such Person and its Representatives regarding such Fountain Takeover Proposal or Trident Takeover Proposal if, and only if, (1) the Board of Directors of Trident concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such Fountain Takeover Proposal or Trident Takeover Proposal would be inconsistent with the Board’s duties under applicable Laws, (2) Trident complies with Section 5.08(c) and (3) Trident furnishes any non-public information provided to the maker of such Fountain Takeover Proposal or Trident Takeover Proposal only pursuant to a confidentiality agreement between Trident and such Person on terms no less favorable in any material respect to Trident than the Confidentiality Agreement

(provided, however, that (A) the terms of such confidentiality agreement shall not in any way restrict Trident from complying with its obligations under this Agreement, including disclosure obligations with respect to such proposal, and (B) with respect to any information related to Fountain or the Fountain Group, all such information has previously been provided to Patriot or is provided to Patriot prior to or substantially concurrent with the time it is provided to such Person).

(b) Except as expressly permitted by this Section 5.08(b), neither the Board of Directors of Trident nor any committee thereof shall (i) fail to include the Trident Recommendation in the Trident Proxy, (ii) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify the Trident Recommendation in a manner adverse to Patriot (it being understood that any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) of the Exchange Act shall not be deemed a withholding, withdrawal, qualification or modification of the Trident Recommendation in a manner adverse to Patriot) or (iii) approve, adopt or recommend any Fountain Takeover Proposal or Trident Takeover Proposal (each such action set forth in clauses (i) through (iii) above being a “Trident Change of Recommendation”). Notwithstanding the foregoing, if, prior to receipt of the Trident Shareholder Approval, (x) the Board of Directors of Trident receives a Fountain Superior Proposal or a Trident Superior Proposal or (y) in response to an Intervening Event the Board of Directors of Trident determines, in good faith, after consultation with outside legal counsel, that the failure to take such action with respect to such Intervening Event would constitute a breach of the Board’s duties under applicable Laws, then the Board of Directors of Trident may make a Trident Change of Recommendation; provided that (1), in the case of clause (x), Trident has not violated Section 5.08(a) in any material respect, (2) prior to taking any such action the Board of Directors of Trident has provided to Patriot three Business Days prior written notice of its intent to effect a Trident Change of Recommendation (which notice shall include the reasonable details regarding the cause for, and nature of, the Trident Change of Recommendation) and, if requested by Patriot in good faith, negotiated in good faith with Patriot during such three Business Day period to enable Patriot to propose changes to the terms of this Agreement intended to cause, as applicable, such Fountain Superior Proposal or Trident Superior Proposal to no longer constitute a Fountain Superior Proposal or Trident Superior Proposal, as applicable, or such Intervening Event to no longer require the Trident Change of Recommendation, in each case if such changes were to be given effect, and (3) following any such good faith negotiation, such Fountain Takeover Proposal or Trident Takeover Proposal continues to constitute a Fountain Superior Proposal or Trident Superior Proposal or such Intervening Event continues to require the Trident Change of Recommendation; and provided further that if any Fountain Superior Proposal or Trident Superior Proposal is received less than three Business Days prior the Trident Shareholder Meeting, the three Business Day period contemplated by the above proviso shall be shortened such that it will expire as of the close of business on the day preceding the Trident Shareholder Meeting. For the avoidance of doubt, a change of the Trident Recommendation to “neutral” is a Trident Change of Recommendation. Nothing in this Section 5.08(b) shall be deemed to modify or otherwise affect the obligation of Trident to call the Trident Shareholders Meeting and to submit this Agreement and the Merger to the Trident shareholders for approval in accordance with Section 5.06(b).

(c) Trident promptly, and in no event later than 48 hours after its receipt of any Fountain Takeover Proposal or Trident Takeover Proposal, shall advise Patriot orally and in writing of any Fountain Takeover Proposal or Trident Takeover Proposal and the identity of the Person making any such Fountain Takeover Proposal or Trident Takeover Proposal and (x) if it is in writing, deliver to Patriot a copy of such Fountain Takeover Proposal or Trident Takeover Proposal and any related draft agreements (subject to customary redactions in the case of any financing commitments) and (y) if oral, deliver to Patriot a reasonably detailed summary of any such Fountain Takeover Proposal or Trident Takeover Proposal. Trident shall (i) keep Patriot reasonably informed in all material respects on a prompt basis of the status, including any change to the status or material terms, of any such Fountain Takeover Proposal or Trident Takeover Proposal (and in no event later than 48 hours following any such change) and (ii) promptly notify Patriot of any determination of the Board of Directors of Trident that a Fountain Takeover Proposal or Trident Takeover Proposal constitutes a Fountain Superior Proposal or Trident Superior Proposal, as applicable.

(d) Notwithstanding anything to the contrary in this Agreement, Section 5.08 shall not prohibit Trident from taking and disclosing to the Trident shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to any Fountain Takeover Proposal or Trident Takeover Proposal or otherwise making a disclosure required by applicable Law; provided, however, that compliance with such rules or Law shall not in any way modify the effect that any action taken pursuant to such rules or Law has under any other provision of this Agreement (it being understood that any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) of the Exchange Act shall not be deemed a withholding, withdrawal, qualification or modification of the Trident Recommendation in a manner adverse to Patriot).

(e) Upon the execution of this Agreement, Trident shall, and shall cause its Subsidiaries and its and their respective officers, directors and employees, and shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease and terminate any discussions existing as of the date of this Agreement between Trident, Fountain or any of their Subsidiaries or any of their respective officers, directors, employees or Representatives and any Person (other than Patriot) that relate to any Fountain Takeover Proposal or Trident Takeover Proposal and, to the extent provided by the applicable confidentiality agreement or similar agreement governing such discussions, require any Person or “Group” (as defined in the Exchange Act) to such discussions to return to Trident or to destroy all confidential information of Trident and its Subsidiaries. Trident agrees not to, and to cause its Subsidiaries not to, waive, or otherwise release any Person or “Group” (as defined in the Exchange Act) from, the confidentiality and standstill provisions of any agreement to which Trident or any of its Subsidiaries is or may become a party.

(f) As used in this Agreement,

(i) “Fountain Takeover Proposal” shall mean any bona fide offer, inquiry, proposal or indication of interest (other than an offer, inquiry, proposal or indication of interest by a Party to this Agreement) received from a Person or “Group” (as defined in the Exchange Act) relating to any Fountain Takeover Transaction;

(ii) “Fountain Takeover Transaction” shall mean any transaction or series of related transactions involving: (A) any merger, consolidation, share exchange, recapitalization, spin-off, business combination or similar transaction involving Fountain, the Fountain Business or the Fountain Assets other than the Transactions; (B) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a Person or “Group” (as defined in the Exchange Act) directly or indirectly acquires beneficial or record ownership of securities representing 10% or more of any class of equity securities of Fountain; (C) any direct or indirect acquisition of any business or businesses or of Assets that constitute or account for 10% or more of the consolidated net revenues, net income or Assets of Fountain, the Fountain Business or the Fountain Assets; or (D) any liquidation or dissolution of Fountain; provided such transaction or series of related transactions is not a Trident Takeover Transaction;

(iii) “Fountain Superior Proposal” shall mean any bona fide proposal made by a Person or “Group” (as defined in the Exchange Act) (other than a Party to this Agreement) (1) to acquire at least a majority of the equity securities or all or substantially all of the Assets of Fountain, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of Assets or otherwise, or (2) in which the Fountain Business would be separated from Trident in a spin-off transaction immediately followed by a merger with such Person or “Group” (as defined in the Exchange Act) or an Affiliate of such Person or “Group” (as defined in the Exchange Act) in a transaction resulting in the Fountain shareholders owning a majority of the shares of the surviving entity, in each case on terms which the Board of Directors of Trident determines in its good faith judgment (A) after consulting with its independent financial advisor to be superior from a financial point of view to the holders of Trident Common Stock to the Transactions and (B) is reasonably capable of being completed on its terms, taking into account all legal, regulatory and financial aspects (including certainty of closing) of the proposal and the Person or “Group” (as defined in the Exchange Act) making the proposal; provided such proposal is not a Trident Takeover Proposal.

(iv) “Trident Takeover Proposal” shall mean any bona fide offer, inquiry, proposal or indication of interest (other than an offer, inquiry, proposal or indication of interest by a Party to this Agreement) received from a Person or “Group” (as defined in the Exchange Act) relating to any Trident Takeover Transaction;

(v) “Trident Takeover Transaction” shall mean any transaction or series of related transactions (x) involving (A) any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving Trident other than the Transactions; (B) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a Person or “Group” (as defined in the Exchange Act) directly or indirectly acquires beneficial or record ownership of securities representing more than 10% of any class of equity securities of Trident; (C) any direct or indirect acquisition of any business or businesses or of Assets that constitute or account for more than 10% of the consolidated net revenues, net income or Assets of Trident and its Subsidiaries, taken as a whole, which in the case of an acquisition of Assets or equity securities of any Subsidiaries of Trident, shall include Assets and/or equity securities of the Fountain Group; or (D) any liquidation or dissolution of Trident or any of its Subsidiaries, and (y) which is expressly conditioned on the Transactions not being consummated; provided, that notwithstanding anything to the contrary in this Agreement, such transaction or series of related transactions shall not be a Trident Takeover Transaction if related primarily to the Fountain Business in which case it shall be a Fountain Takeover Transaction; and

(vi) “Trident Superior Proposal” shall mean any bona fide proposal made by a Person or “Group” (as defined in the Exchange Act) (other than a Party to this Agreement) to acquire at least a majority of the equity securities or all or substantially all of the Assets of Trident, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of Assets or otherwise, which such proposal is (x) on terms which the Board of Directors of Trident determines in its good faith judgment (A) after consulting with its independent financial advisor to be superior from a financial point of view to the holders of Trident Common Stock to the Transactions and the Athens Separation, collectively, and (B) is reasonably capable of being completed on its terms, taking into account all legal, regulatory and financial aspects (including certainty of closing) of the proposal and the Person or “Group” (as defined in the Exchange Act) making the proposal and (y) expressly conditioned on the Transactions not being consummated; provided, that notwithstanding anything to the contrary in this Agreement, such transaction or series of related transactions shall not be a Trident Superior Proposal if related primarily to the Fountain Business in which case it shall be a Fountain Superior Proposal.

Section 5.09 NYSE Listing. Fountain shall use its reasonable best efforts to cause the shares of Fountain Common Stock to be issued in connection with the Merger to be listed on the NYSE as of the Effective Time, subject to official notice of issuance.

Section 5.10 Tax Matters. (a) Prior to the Effective Time, Trident, Fountain, AcquisitionCo, Merger Sub and Patriot shall (i) use their reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, (ii) use their reasonable best efforts to provide such appropriate information and representations and covenants relating to Taxes as any Governmental Authority shall request in connection with the Rulings and (iii) neither take any action nor fail to take any action if such action or such failure could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Provided the conditions in Section 6.02(f) and Section 6.03(e) of this Agreement have been satisfied, each of Trident, Fountain, AcquisitionCo, Merger Sub and Patriot shall report the Merger for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

(b) Each of Trident, Fountain and Patriot shall use its reasonable best efforts to obtain the Trident Merger Tax Opinion and the Patriot Merger Tax Opinion, as applicable. Each of Trident, Fountain and Patriot shall deliver to the counsel delivering such opinions customary representations and covenants reasonably satisfactory in form and substance to such counsel.

(c) Trident and Fountain shall use their reasonable best efforts to seek, as promptly as practicable, one or more supplemental rulings from the IRS (the “Supplemental IRS Ruling”), in form and substance reasonably satisfactory to Patriot, to the effect that (i) the transfer of Patriot Common Stock by Patriot shareholders pursuant to the Merger, other than by Patriot shareholders who are U.S. persons and are or will be “five-percent transferee shareholders” within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii) but who do not enter into gain recognition agreements within the meaning of Treasury Regulation Sections 1.367(a)-3(c)(1)(iii)(B) and 1.367(a)-8, will qualify for an exception to Section 367(a)(1) of the Code, (ii) the Anticipated Post-Closing Transactions will not prevent the qualification of the Distribution or the Merger for the Intended Tax-Free Treatment and (iii) the Merger will qualify as a reorganization pursuant to Section 368(a) of the Code. In the event that a Governmental Authority refuses to issue the Supplemental IRS Ruling or the Swiss Rulings, Trident, Fountain and Patriot shall consider in good faith any reasonable modifications to the structure of the Transactions that will facilitate receipt of such rulings; provided, however, that nothing in this Section 5.10(c) shall prevent Trident from or delay Trident in effectuating the Separation or the Athens Separation.

(d) In the case of any Ruling requested by Trident, Trident shall, to the extent practicable, (i) keep Patriot promptly informed of all material actions taken or proposed to be taken by Trident and (ii) solely with respect to any Ruling requested from the IRS, provide Patriot with an opportunity to review and comment on each submission to the extent related to Fountain and the Fountain Subs reasonably in advance of the filing thereof and provide Patriot with a final copy of such submission. Trident shall timely provide Patriot with a copy of any such Ruling after receipt thereof.

(e) In the case of any Ruling requested by Patriot, Patriot shall, to the extent practicable, (i) keep Trident promptly informed of all material actions taken or proposed to be taken by Patriot and (ii) solely with respect to any Ruling requested from the IRS, provide Trident with an opportunity to review and comment on each submission reasonably in advance of the filing thereof and provide Trident with a final copy. Patriot shall timely provide Trident with a copy of any such Ruling after receipt thereof.

(f) Each Party represents that the information and representations furnished by it in or with respect to the Rulings or the Tax Opinions are accurate and complete as of the Closing Date. Each Party covenants (i) to use its reasonable best efforts, and to cause its Affiliates to use their reasonable best efforts, to verify that such information and representations are accurate and complete as of the Closing Date and (ii) if, after the Closing Date, it or any of its Affiliates obtains information indicating, or otherwise becomes aware, that any such information or representation is or may be inaccurate or incomplete, to promptly inform the other Parties. The Parties shall not take any action or fail to take any action, or permit any of their Affiliates to take any action or fail to take any action, that is or is reasonably likely to be inconsistent with the Ruling or the Tax Opinions.

Section 5.11 Employee Benefit Matters. (a) For a period of 12 months following the Closing Date (the “Continuation Period”), each of the Parties covenants and agrees that Fountain and the Fountain Subs, including Patriot and its Subsidiaries, shall continue to provide to each of the employees of Trident and any of its Subsidiaries who remain employed on a permanent full-time or part-time basis immediately prior to the Closing (the “Trident Continuing Employees”) a salary or hourly wage rate and cash and long-term equity incentive target opportunities that are substantially comparable in the aggregate to those in effect immediately prior to the Closing with respect to each such Trident Continuing Employee to the extent such Trident Continuing Employee remains employed by Fountain or the Fountain Subs; provided, however, that the terms and conditions of employment of any employee covered by a collective bargaining agreement shall be governed by such agreement in accordance with its terms. During the Continuation Period, with respect to Trident Continuing Employees, each of the Parties covenants and agrees that Fountain and the Fountain Subs, including Patriot and its Subsidiaries, shall honor and maintain, for the benefit of Trident Continuing Employees, the Fountain Benefit Plans (including all severance benefits and similar plans, programs or arrangements) in accordance with their terms as in effect immediately prior to the Fountain Distribution Date. Patriot and Fountain shall undertake those actions set forth in Section 5.11(a) of the Patriot Disclosure Letter.

(b) With respect to each compensation or benefit plan sponsored or otherwise maintained by Fountain or any Fountain Sub, including Patriot and its Subsidiaries, after the Effective Time, for purposes of determining eligibility to participate, vesting, entitlement to benefits and vacation entitlement, service with Trident or any of its Subsidiaries by a Trident Continuing Employee shall be treated as service with the entity sponsoring such plan; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations with respect to any such ongoing plan. Each such ongoing plan shall waive pre-existing condition limitations to the same extent waived under the corresponding Fountain Benefit Plan or Patriot Benefit Plan. Trident Continuing Employees shall be given credit, to the extent administratively feasible, for amounts paid under a corresponding Fountain Benefit Plan or Patriot Benefit Plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the ongoing plan during the applicable plan year.

(c) Notwithstanding the forgoing, nothing contained herein shall (i) be treated as an amendment to any Fountain Benefit Plan or Patriot Benefit Plan, (ii) give any person other than the Parties the right to enforce the provisions of this Section 5.11 or (iii) obligate any of the Parties to (x) maintain any Fountain Benefit Plan or Patriot Benefit Plan or any other particular compensation or benefit plan, program, policy or understanding or (y) retain the employment of any particular employee of any of the Parties.

Section 5.12 Accounting Matters. (a) In connection with the information regarding Patriot or its Subsidiaries or the Transactions provided by Patriot specifically for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus or the Trident Filings, to the extent that such letters are customarily delivered, Patriot shall use reasonable best efforts to cause to be delivered to Trident letters from Patriot’s independent public accountants, dated on any dates or times customarily requested in connection with any such filing, including when each of the Form 10 and the Form S-4 shall become effective, each addressed to Patriot, Trident, Fountain, AcquisitionCo and/or Merger Sub, as necessary, in form and substance reasonably satisfactory to Trident and reasonably customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Trident Filings.

(b) In connection with the information regarding Fountain or the Fountain Subs or the Transactions provided by Fountain specifically for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus or the Trident Filings, to the extent that such letters are customarily delivered, Fountain shall use reasonable best efforts to cause to be delivered to Patriot letters from Fountain’s independent public accountants, dated on any dates or times customarily requested in connection with any such filing, including when each of the Form 10 and the Form S-4 shall become effective, each addressed to Patriot, Trident, Fountain, AcquisitionCo and/or Merger Sub, as necessary, in form and substance reasonably satisfactory to Patriot and reasonably customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Trident Filings.

Section 5.13 Confidentiality. Each Party acknowledges that the information being provided to it in connection with the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Without limiting the Parties’ respective obligations under any of the Other Transaction Agreements, effective upon, and only upon, the Closing, the obligations under the Confidentiality Agreement shall terminate except with respect to provisions regarding disclosure and use of confidential information not related to the Fountain Business and the Fountain Group, which shall continue in accordance with the terms of the Confidentiality Agreement. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

Section 5.14 Section 16 Matters. Prior to the Effective Time, Fountain and Patriot shall take all such steps as may be required to cause any dispositions of Patriot Common Stock (including derivative securities with respect to Patriot Common Stock) or acquisitions of Fountain Common Stock (including derivative securities with respect to Fountain Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Patriot or Fountain to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with applicable SEC rules and regulations and interpretations of the SEC staff.

Section 5.15 Defense of Litigation. Each of Trident, Fountain and Patriot shall use all reasonable best efforts to defend against all Actions in which such Party is named as a defendant that challenge or otherwise seek to enjoin, restrain or prohibit, or seek damages with respect to, the Transactions. None of Trident, Fountain or Patriot shall settle any such Action or fail to perfect on a timely basis any right to appeal any judgment rendered or Order entered against such Party therein without having previously consulted with the other Parties. Each of Trident, Fountain and Patriot shall use all reasonable best efforts to cause each of their respective Affiliates, directors and officers to use all reasonable best efforts to defend any such Action in which such Affiliate, director or officer is named as a defendant and which seeks any such relief to comply with this Section 5.15 to the same extent as if such Person was a Party. None of Trident, Fountain or Patriot or their respective Subsidiaries shall settle any Action related to the Transactions that would enjoin, restrain, prohibit or impose damages on Fountain or the Fountain Subs without the prior written consent of Patriot and Trident, in each case not to be unreasonably withheld, conditioned or delayed. None of Trident and its Subsidiaries on the one hand, and Patriot and its Subsidiaries on the other hand, shall settle any such Action with respect to the Transactions (i) that would impose any liability or conditions on the other Party or (ii)  that contains any factual admissions with respect to the other Party.

Section  5.16 Advice of Changes. Trident and Patriot shall as promptly as reasonably practicable after becoming aware thereof advise the other of (a) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate such that the closing condition set forth in Section 6.02(b) or Section 6.03(b), as the case may be, would reasonably be expected not to be satisfied, or (b) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement that could be complied with or satisfied by it at such time under this Agreement, or which has resulted, or which, insofar as can reasonably be foreseen, would result, in any of the conditions that could be satisfied at such time set forth in Article VI not being satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

Section 5.17 Takeover Statutes. If any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, Patriot and its Board of Directors shall use reasonable best efforts to grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby are consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.18 Fountain Shareholder Approvals. Prior to the Distribution, Trident shall take such actions, as sole shareholder of Fountain, as required under the Fountain Organizational Documents and applicable Law to authorize (i) payment of a cash dividend equal to the amount of all quarterly cash dividends in amounts as set forth in Section 4.02(b)(i) of the Patriot Disclosure Letter which would be expected to be paid prior to the first annual meeting of Fountain’s shareholders following the Effective Time in the ordinary course and with payment dates consistent with past practice (it being understood that such cash dividend shall be paid in quarterly installments in amounts as set forth in Section 4.02(b)(i) of the Patriot Disclosure Letter consistent with past practice), (ii) if determined by Patriot in its reasonable discretion to be required or advisable, the repurchase of Fountain Common Stock in an aggregate amount not to exceed the amount set forth in Section 5.18 of the Patriot Disclosure Letter, (iii) an omnibus equity incentive plan for Fountain, in each case, subject to completion of the Closing and (iv) the matters contemplated by Section 1.05(c) and Section 1.06.

Section 5.19 Separation Agreement. (a) Except as provided in Section 5.19(c), neither Trident nor Fountain shall terminate or assign the Separation Agreement, amend any provision of the Separation Agreement, or waive compliance with any of the agreements or conditions contained therein without the prior written consent of Patriot.

(b) In connection with the assignment, transfer and conveyance of the Fountain Assets and the assumption of the Fountain Liabilities by Fountain as contemplated in the Separation Agreement, Trident and Fountain (i) will keep Patriot reasonably informed of its progress in obtaining any necessary or advisable Consents and Governmental Approvals, (ii) will not enter into any Conveyancing and Assumption Instrument (as defined in the Separation Agreement) without the prior written consent (including via e-mail) of Patriot (not to be unreasonably withheld, conditioned or delayed) (it being understood that each of Patriot and Trident shall (x) use its reasonable best efforts to make its appropriate employees and outside advisors, including, in the case of Patriot, those advisors set forth on Section 5.19(b)(1) of the Patriot Disclosure Letter, reasonably available to discuss and respond to all reasonable requests relating to the Conveyancing and Assumption Instruments in a prompt manner taking into account the nature and scope of the applicable request and Conveyancing and Assumption Instrument, (y) use its reasonable best efforts to cooperate with each other and endeavor to complete the steps related to the Separation set forth in Schedule 2.2(a) of the Separation Agreement on the timing set forth therein and (z) appoint the person listed on Section 5.19(b)(2) of the Patriot Disclosure Letter and Section 5.19(b) of Trident Disclosure Letter, respectively, to act as the primary contact person in the event of any dispute or disagreement related to the implementation of such conveyances, including any allegation that such party is allocating insufficient resources or being insufficiently responsive with respect to such matters) and (iii) will not enter into, modify or amend any Continuing Arrangements (as defined in the Separation Agreement) in a manner adverse to Fountain without the prior consent of Patriot.

(c) Prior to the Closing, Trident shall and shall cause its Affiliates to complete the steps related to the Separation set forth in Schedule 2.2(a) of the Separation Agreement, with such modifications as may be mutually agreed by the Parties acting reasonably; provided that any step or action not directly related to the separation of the Fountain Business from the Trident Retained Business (as defined in the Separation Agreement) shall not be construed as a prerequisite of any subsequent step or action which is directly related to the separation of the Fountain Business from the Trident Retained Business and the failure to occur of any prior step or action not directly related to the separation of the Fountain Business from the Trident Retained Business shall have no effect on any Parties obligation to undertake any subsequent step or action which is directly related to the separation of the Fountain Business from the Trident Retained Business.

(d) Patriot shall not (x) unreasonably withhold, condition or delay its consent with respect to any matter under the Separation Agreement where both (i) its consent is required in order for Fountain or Trident to take any action thereunder and (ii) under the applicable terms of the Separation Agreement, such consent cannot be unreasonably withheld, conditions or delayed, as applicable or (z) fail to act reasonably with respect to any matter under the Separation Agreement where required to do so.

(e) Except as set forth on Schedule 5.19(e) of the Trident Disclosure Letter, on the Closing Date, the only indebtedness owed by a U.S. Fountain entity to a non-U.S. Fountain entity shall be debt securities owed by Trident Fountain US Holding Corporation to Trident International Finance Group GmbH in an aggregate principal amount to be agreed in writing by Trident and Patriot.

(f) On or prior to the Closing Date, Trident and Fountain shall, and Trident shall cause the ADT Corporation to, enter into the Tax Sharing Agreement.

Section 5.20 Control of Other Party’s Business. Nothing contained in this Agreement shall give Trident or Fountain, directly or indirectly, the right to control or direct Patriot’s operations prior to the Effective Time. Nothing contained in this Agreement shall give Patriot, directly or indirectly, the right to control or direct the operations of the Fountain Business, or the business of Fountain and the Fountain Subs prior to the Effective Time. Prior to the Effective Time, each of Trident, Fountain and Patriot shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

ARTICLE VI

CONDITIONS

Section 6.01 Joint Conditions. The respective obligations of each of Trident, Fountain, AcquisitionCo, Merger Sub and Patriot to effect the Merger are subject to the satisfaction (or waiver by all Parties) at or prior to the Effective Time of the following conditions:

(a) no temporary restraining order or preliminary or permanent injunction or other Order by any Governmental Authority preventing consummation of the Merger or the Transactions shall have been issued and remain in effect;

(b) (1) the Trident Shareholder Approval shall have been obtained in accordance with applicable Law and (2) the Fountain Transfer and the Distribution shall have been consummated in accordance with the Separation Agreement;

(c) the Patriot Shareholder Approval shall have been obtained in accordance with applicable Law;

(d) the Fountain Common Stock to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance;

(e) each of the Form S-4 and the Form 10 shall have become effective under the Securities Act and shall not be the subject of any stop order suspending their effectiveness or proceedings initiated or threatened by the SEC seeking a stop order; and all necessary Permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act relating to the issuance and trading of shares of Fountain Common Stock to be issued pursuant to the Merger shall have been obtained and shall be in effect;

(f) (i) The waiting period applicable to the consummation of the Merger and the other transactions contemplated by this Agreement under the HSR Act shall have expired or been earlier terminated, (ii) all approvals shall have been obtained and all waiting periods shall have expired or been terminated under the Antitrust Laws set forth on Section 6.01(f) of the Patriot Disclosure Letter, in each case as required for the consummation of the Merger and the other Transactions and (iii) all other approvals, if any, shall have been obtained and all waiting periods, if any, shall have expired or been terminated under any other applicable Antitrust Laws, in each case as required for the consummation of the Merger and the other Transactions, except for those, in the case of this clause (iii), the failure of which to obtain, expire or be terminated, as applicable, would not, individually or in the aggregate, reasonably be expected to (A) have a material and adverse impact on the value, financial condition or credit quality of Fountain and the Fountain Subs, taken as a whole and including for such purposes, Patriot and each of its Subsidiaries or (B) provide a reasonable basis to conclude that Patriot, Trident or Fountain or their respective directors or officers would be subject to the risk of criminal liability;

(g) Trident shall have obtained a solvency opinion from Duff & Phelps LLC, in form reasonably satisfactory to Trident to the effect that (i) immediately following the Distribution, Trident, on the one hand, and Fountain, on the other hand, will be solvent and (ii) Trident’s assets exceed its liabilities and capital as determined pursuant to applicable Swiss Law; and

(h) The aggregate implied market capitalization of Fountain, before giving effect to the Merger, shall not exceed CHF 17.5 billion based on (x) the closing price of the Fountain Common Stock trading on the last “when issued” trading day prior to the Distribution or (y) in the absence of a “when issued” trading market for Fountain Common Stock, the closing price of the Patriot Common Stock on the last trading day prior to the Distribution.

Section 6.02 Conditions to the Obligation of Patriot. The obligation of Patriot to effect the Merger is further subject to the satisfaction of each of the following conditions (each of which is for the exclusive benefit of Patriot and may be waived by Patriot):

(a) each of Trident, Fountain, AcquisitionCo and Merger Sub shall have in all material respects performed (or caused their Affiliates to perform, as applicable) all obligations and complied in all material respects with all covenants required by this Agreement and the Other Transaction Agreements to be performed by them on or before the Closing;

(b) each of the representations and warranties of Trident (i) in this Agreement (other than Section 2.02, Section 2.03, clause (ii) of Section 2.05(f) and Section 2.17) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of the representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Fountain Business MAE”) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Fountain Business MAE, (ii) set forth in Section 2.02 and Section 2.03 shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) set forth in clause (ii) of Section 2.05(f) and Section 2.17 shall be true and correct in all respects both at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

(c) Except as disclosed in the Trident Disclosure Letter or as expressly contemplated by this Agreement or the Other Transaction Agreements, no Fountain Business MAE shall have occurred from the date of this Agreement through the Closing Date;

(d) Patriot shall have received a certificate of Trident addressed to Patriot and dated the Closing Date, signed on behalf of Trident by a senior officer of Trident, certifying to the effect that the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied;

(e) the Board of Directors of Fountain shall be comprised as set forth in 1.06(b);

(f) the Rulings shall have been obtained by Trident, which Rulings shall be in full force and effect on the Closing Date, and Patriot shall have received the Patriot Merger Tax Opinion. In rendering the foregoing opinion, counsel shall be permitted to rely upon and assume the accuracy of customary representations provided by (i) Patriot and (ii) Trident and Fountain; and

(g) Trident shall have executed and delivered to Patriot, and caused each other member of the Trident Group or the Fountain Group who is a party to an Ancillary Agreement to execute and deliver to Patriot, each of the Ancillary Agreements.

Section 6.03 Conditions to the Obligation of Trident. The obligation of each of Trident, Fountain, AcquisitionCo and Merger Sub to effect the Merger is subject to the further satisfaction of each of the following conditions (each of which is for the exclusive benefit of Trident, Fountain, AcquisitionCo and Merger Sub and may be waived by Trident unless otherwise provided in this Agreement):

(a) Patriot shall have in all material respects performed (or caused its Affiliates to perform, as applicable) all obligations and complied in all material respects with all covenants required by this Agreement and the Other Transaction Agreements to be performed by it on or before the Closing;

(b) each of the representations and warranties of Patriot (i) in this Agreement (other than Section 3.02, Section 3.03, clause (i) of Section 3.05(e) and Section 3.18) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of the representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or a “Patriot MAE”) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Patriot MAE, (ii) set forth in Section 3.02 and Section 3.03 shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) set forth in clause (i) of Section 3.05(e) and Section 3.18 shall be true and correct in all respects both at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

(c) Except as disclosed in the Patriot Disclosure Letter or as expressly contemplated by this Agreement or the Other Transaction Agreements, no Patriot MAE shall have occurred from the date of this Agreement through the Closing Date;

(d) Trident shall have received a certificate of Patriot addressed to Trident and dated the Closing Date, signed on behalf of Patriot by a senior officer of Patriot, certifying to the effect that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied;

(e) The Rulings shall have been obtained by Trident, which Rulings shall be in full force and effect on the Closing Date, and Trident shall have received the (i) Trident Merger Tax Opinion and (ii) Spin-Off Tax Opinion. In rendering the foregoing opinions, counsel shall be permitted to rely upon and assume the accuracy of customary representations provided by (A) Patriot and (B) Trident and Fountain; and

(f) Patriot shall have executed and delivered to Trident each of the Ancillary Agreements to which it is a party.

ARTICLE VII

TERMINATION AND ABANDONMENT

Section 7.01 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of Patriot and Trident;

(b) by either Trident or Patriot if the Merger shall not have been consummated on or prior to February 1, 2013 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.01(b) shall not be available to a Party if the failure of the Closing to occur by such date shall be due to the failure of such Party to perform or comply in all material respects with the covenants and agreements of such Party set forth in this Agreement or the Separation Agreement;

(c) by either Trident or Patriot if (A) there is any Law that makes consummation of the Transactions illegal or otherwise prohibited or (B) any Governmental Authority having competent jurisdiction has issued an order, decree or ruling or taken any other action (which the terminating Party must have complied with its obligations hereunder to resist, resolve or lift) permanently restraining, enjoining or otherwise prohibiting any material component of the transactions hereunder, and such order, decree, ruling or other action becomes final and non-appealable; provided, however, that the right to terminate pursuant to this Section 7.01(c) shall not be available to any Party whose failure to perform any of its obligations under Section 5.01 resulted in such order, decree or ruling;

(d) by either Trident or Patriot if the Patriot Shareholder Meeting (including any adjournments or postponements thereof) shall have concluded and the Patriot Shareholder Approval contemplated by this

Agreement shall not have been obtained; provided, however, that the right to terminate under this Section 7.01(d) shall not be available to Patriot where the failure to obtain the Patriot Shareholder Approval shall have been caused by Patriot’s material breach of this Agreement;

(e) by either Trident or Patriot if the Trident Shareholder Meeting (including any adjournments or postponements thereof) shall have concluded and the Trident Shareholder Approval contemplated by this Agreement shall not have been obtained; provided, however, that the right to terminate under this Section 7.01(e) shall not be available to Trident where the failure to obtain the Trident Shareholder Approval shall have been caused by Trident’s material breach of this Agreement;

(f) by Patriot:

(i) if Trident shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement or the Separation Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.01 or Section 6.02 and (ii) cannot be or has not been cured within 60 calendar days after the giving by Patriot of written notice to Trident of such breach;

(ii) if any of the conditions set forth in Section 6.01 or Section 6.02 shall have become incapable of fulfillment and shall not have been waived by Patriot (to the extent so waivable);

(iii) prior to receipt of the Patriot Shareholder Approval, in order to enter into a written definitive agreement for a Patriot Superior Proposal; provided, that Patriot shall have complied in all material respects with Section 5.07; provided, further, that Patriot shall have paid or shall concurrently pay the amounts due pursuant to Section 8.02(e) in accordance with its terms; or

(iv) if there has been a Trident Change of Recommendation; and

(g) by Trident:

(i) if Patriot shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement or the Separation Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.01 or Section 6.03 and (ii) cannot be or has not been cured within 60 calendar days after the giving by Trident of written notice to Patriot of such breach;

(ii) if any of the conditions set forth in Section 6.01 or Section 6.03 shall have become incapable of fulfillment and shall not have been waived by Trident (to the extent so waivable); or

(iii) if there has been a Patriot Change of Recommendation.

In the event of termination of this Agreement pursuant to this Section 7.01, this Agreement shall terminate (except for the provisions of the last sentence of Section 5.04, Article VIII and Article IX), and there shall be no other liability on the part of Patriot or Trident to the other except, subject to Section 8.02(e) and Section 8.02(f), (1) under such provisions or (2) liability arising out of fraud or a wilful breach of this Agreement or the Separation Agreement prior to such termination or as provided for in the Confidentiality Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Survival of Representations, Warranties and Agreements. Except as provided in the next sentence, none of the representations, warranties and agreements in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Closing. Notwithstanding the preceding sentence, (a) covenants and agreements contained in this Agreement that by their terms are to be performed in whole or part after the Closing shall survive the Closing (in the case of covenants performed in part after the Closing, solely to the extent to be performed after the Closing) until they have been performed in accordance with their terms and (b) the representations and warranties set forth in Section 2.06, Section 2.17, Section 3.06 and Section 3.18 shall survive until the one year anniversary of the Closing, including with respect to the foregoing clauses (a) and (b) for purposes of the indemnification obligations set forth in Section 8.2 and Section 8.3 of the Separation Agreement.

Section 8.02 Fees and Expenses.

(a) General Rule. Except as otherwise provided in this Agreement or any of the Other Transaction Agreements, all fees and expenses incurred by Trident, Fountain, AcquisitionCo or Merger Sub or any of their Subsidiaries in connection with the this Agreement and the transactions contemplated hereby shall be paid by Trident and all fees and expenses incurred by Patriot or any of its Subsidiaries in connection with this Agreement and the transactions contemplated hereby shall be paid by Patriot, unless otherwise mutually agreed to by Patriot and Trident in writing.

(b) Antitrust Fees. Patriot and Trident shall share equally any requisite filing fee in respect of any notice submitted pursuant to the Antitrust Laws, including the HSR Act.

(c) Printing Expenses. Patriot and Trident shall share equally the fees and expenses of printers utilized by the Parties in connection with the preparation of the filings with the SEC contemplated by Section 5.05.

(d) Attorney’s Fees. In any Action to enforce any provisions of this Agreement, or where any provision hereof is validly asserted as a defense, the successful Party shall be entitled to recover reasonable attorneys’ fees and disbursements in addition to its costs and expenses and any other available remedy.

(e) Patriot Termination Fee. Patriot shall pay to Trident a fee of $145 million (the “Patriot Termination Fee”) as liquidated damages if: (i) Trident terminates this Agreement pursuant to Section 7.01(g)(iii); (ii) Patriot terminates this Agreement pursuant to Section 7.01(f)(iii); or (iii) (A) any Person makes a Patriot Takeover Proposal that was publicly disclosed, or any Person shall have publicly announced an intention (whether or not conditional) to make a Patriot Takeover Proposal (and such Patriot Takeover Proposal or such announcement of an intention to make a Patriot Takeover Proposal is not publicly withdrawn at the time of such termination) more than five days prior to the Patriot Shareholder Meeting and thereafter this Agreement is terminated by Patriot or Trident either pursuant to Section 7.01(b) or pursuant to Section 7.01(d), or by Trident pursuant to Section 7.01(g)(i) as a result of a breach by Patriot of its obligations under Section 5.07(a) of this Agreement and (B) within 12 months following such termination Patriot enters into a definitive agreement to consummate, or consummates, a Patriot Takeover Proposal; provided, that for purposes of clause (iii) of this Section 8.02(e), the references to “10%” in the definition of Patriot Takeover Transaction shall be deemed to be references to “50%.” Any Patriot Termination Fee due under this Section 8.02(e) shall be paid by wire transfer of immediately available funds (to an account specified by Trident) promptly following termination of this Agreement (except that in the case of termination pursuant to clause (ii) above such payment shall be made concurrently with or prior to such termination and in the case of termination pursuant to clause (iii) above such payment shall be made on the date of execution of such definitive agreement or, if earlier, consummation of such transactions). Patriot shall not be obligated to make more than one payment pursuant to this Section 8.02(e). Each of the Parties acknowledges and agrees that the covenants and obligations contained in this Section 8.02(e) are an integral part of the transactions contemplated by this Agreement, and that, without these covenants and obligations, the Parties would not have entered into this Agreement and that the Patriot Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Trident and Fountain in the circumstances in which such Patriot Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement, the Separation Agreement and the Ancillary Agreements and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Upon payment of the Patriot Termination Fee in accordance with this Section 8.02(e), none of Patriot or any of its respective former, current or future Affiliates or Representatives shall have any further liability to Trident, Fountain, AcquisitionCo or Merger Sub or their respective shareholders with respect to this Agreement or the Transactions. In the event that Patriot shall fail to pay when due the Patriot Termination Fee required to be paid by it pursuant to this Section 8.02(e), such Patriot Termination Fee shall accrue interest for the period commencing on the date such Patriot Termination Fee becomes past due, at a rate equal to the sum of (i) the prime lending rate prevailing during such period as published in The Wall Street Journal plus (ii) 4.0% per annum, calculated on a daily basis until the date of actual payment. In addition, if Patriot shall fail to pay the Patriot Termination Fee when due, Patriot shall also pay to Trident all of Trident’s costs and expenses (including reasonable attorneys’ fees) in connection with efforts to collect such amount.

(f) Trident Termination Fees. Trident shall pay to Patriot a fee of $145 million (the “Fountain Takeover Termination Fee”) as liquidated damages if: (i) Patriot terminates this Agreement pursuant to Section 7.01(f)(iv) as a result of a Trident Change of Recommendation in connection with a Fountain Takeover Proposal or a Trident Change of Recommendation pursuant to clause (ii) thereof not related to a Trident Takeover Proposal; or (ii) (A) any Person makes (1) a Fountain Takeover Proposal or (2) a Trident Takeover Proposal that was publicly disclosed, or any Person shall have publicly announced an intention (whether or not conditional) to make a Fountain Takeover Proposal or Trident Takeover Proposal (and such Fountain Takeover Proposal or Trident Takeover Proposal or such announcement of an intention to make a Fountain Takeover Proposal or Trident Takeover Proposal is not publicly withdrawn at the time of such termination) more than five days prior to the Trident Shareholder Meeting and thereafter this Agreement is terminated by Trident or Patriot either pursuant to Section 7.01(b) or pursuant to Section 7.01(e), or by Patriot pursuant to Section 7.01(f)(i) as a result of a breach by Trident of its obligations under Section 5.08(a) of this Agreement, and (B) within 12 months following such termination Trident enters into a definitive agreement to consummate, or consummates, a Fountain Takeover Proposal or, in the case of clause (ii)(A)(1), a Trident Takeover Proposal; provided, that for purposes of clause (ii) of this sentence of Section 8.02(f), the references to “10%” in the definition of Fountain Takeover Transaction shall be deemed to be references to “50%”. Further, Trident shall pay to Patriot a fee of $370 million (the “Trident Takeover Termination Fee” and, together with the Fountain Takeover Termination Fee, the “Trident Termination Fees”) as liquidated damages if: (i) Patriot terminates this Agreement pursuant to Section 7.01(f)(iv) as a result of a Trident Change of Recommendation (other than a Trident Change of Recommendation in connection with a Fountain Takeover Proposal or a Trident Change of Recommendation pursuant to clause (ii) thereof not related to a Fountain Takeover Proposal or a Trident Takeover Proposal); or (ii) (A) any Person makes a Trident Takeover Proposal that was publicly disclosed, or any Person shall have publicly announced an intention (whether or not conditional) to make a Trident Takeover Proposal (and such Trident Takeover Proposal or such announcement of an intention to make a Trident Takeover Proposal is not publicly withdrawn at the time of such termination) more than five days prior to the Trident Shareholder Meeting and thereafter this Agreement is terminated by Trident or Patriot either pursuant to Section 7.01(b) or pursuant to Section 7.01(e), or by Patriot pursuant to Section 7.01(f)(i) as a result of a breach by Trident of its obligations under Section 5.08(a) of this Agreement, and (B) within 12 months following such termination Trident enters into a definitive agreement to consummate, or consummates, a Trident Takeover Proposal; provided, that (1) for purposes of clause (ii) of this sentence of Section 8.02(f), the references to “10%” in the definition of Trident Takeover Transaction shall be deemed to be references to “50%” and (2) for purposes of clause (ii)(B) of this Section 8.02(f), a Trident Takeover Proposal shall not be required to be expressly conditioned on the Transactions not being consummated. Any Trident Termination Fee due under this Section 8.02(f) shall be paid by wire transfer of immediately available funds (to an account specified by Patriot) promptly following termination of the Agreement (except that in the case of termination pursuant to clause (ii) of the first sentence of this Section 8.02(f) or clause (ii) of the second sentence of this Section 8.02(f), such payment shall be made on the date of execution of such definitive agreement or, if earlier, consummation of such transactions). For the avoidance of doubt, Patriot shall not in any event receive both the Trident Termination Fee and the Fountain Termination Fee. Each of the Parties acknowledges and agrees that the covenants and obligations contained in this Section 8.02(f) are an integral part of the transactions contemplated by this Agreement, and that, without these covenants and obligations, the Parties would not have entered into this Agreement and that the Trident Termination Fees are not a penalty, but rather are liquidated damages in a reasonable amount that will compensate Patriot in the circumstances in which any such Trident Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement, the Separation Agreement and the Ancillary Agreements and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Upon payment of any Trident Termination Fee in accordance with this Section 8.02(f), none of Trident, Fountain, AcquisitionCo or Merger Sub or any of their respective former, current or future Affiliates or Representatives shall have any further liability to Patriot or its shareholders with respect to this Agreement or the Transactions. In the event that Trident shall fail to pay when due any Trident Termination Fee required to be paid by it pursuant to this Section 8.02(f), such Trident Termination Fee shall accrue interest for the period commencing on the date such Trident Termination Fee becomes past due, at a rate equal to the sum of (i) the prime lending rate prevailing during such period as published in The Wall Street Journal plus (ii) 4.0% per annum, calculated on a daily basis until the date of actual payment. In addition, if Trident shall fail to pay any Trident Termination Fee when due, Trident shall also pay to Patriot all of Patriot’s costs and expenses (including reasonable attorneys’ fees) in connection with efforts to collect such amount.

Section 8.03 Entire Agreement. This Agreement, the Confidentiality Agreement and the Other Transaction Agreements, including any related annexes, schedules and exhibits, as well as any other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and shall supersede all prior negotiations, agreements and understandings of the Parties of any nature, whether oral or written, with respect to such subject matter. If there is a conflict between any provision of this Agreement and a provision of the Other Transaction Agreements, the provision of this Agreement shall control unless specifically provided otherwise in this Agreement.

Section 8.04 Governing Law. This Agreement shall be governed by and construed in accordance with (a) the laws of the State of Minnesota with respect to matters, issues and questions relating to the duties of the Board of Directors of Patriot or Merger Sub or to general corporation law including requirements for the validity of the Merger and (b) the laws of the State of New York with respect to all other matters, issues and questions, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

Section 8.05 Specific Performance; Jurisdiction. The Parties understand and agree that (a) the covenants and agreements on each of their parts herein contained are uniquely related to the desire of the Parties and their respective Affiliates to consummate the Transactions, (b) the Transactions are a unique business opportunity at a unique time for each of Trident and Patriot and their respective Affiliates, (c) irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms, (d) although monetary damages may be available for the breach of such covenants and agreements including pursuant to Section 8.02(e) and Section 8.02(f), such monetary damages are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement, would be an inadequate remedy therefor and shall not be construed to diminish or otherwise impair in any respect any party’s right to specific performance and (e) the right of specific performance is an integral part of the transactions contemplated by this Agreement and without that right none of the parties would have entered into this Agreement. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in any New York State or federal court sitting in the Borough of Manhattan in The City of New York (or, if such court lacks subject matter jurisdiction, in any New York State or federal court located within the State of New York). Each of the Parties further agrees that no Party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.05 and each Party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the Parties irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in any New York State or federal court sitting in the Borough of Manhattan in The City of New York (or, if such court lacks subject matter jurisdiction, in any New York State or federal court located within the State of New York). Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the Transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.05, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.06 Waiver of Jury Trial. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.07 Notices. All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) three Business Days following sending by registered or certified mail, postage prepaid, (b) when sent, if sent by facsimile; provided, that the facsimile transmission is promptly confirmed and any facsimile transmission received after 5:00 p.m. Eastern time shall be deemed received at 9:00 a.m. Eastern time on the following Business Day, (c) when delivered, if delivered personally to the intended recipient and (d) one Business Day following sending by overnight delivery via a national courier service and, in each case, addressed to a Party at the following address for such Party:

(a)	If to Trident:

Tyco International Ltd.

Tyco International Ltd.

c/o Tyco International Management Company, LLC

9 Roszel Road

Princeton, New Jersey 08540

Attn: General Counsel

Facsimile: (609) 720-4320

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Alan M. Klein, Esq.

Facsimile: (212) 455-2502

(b)	If to Fountain prior to the Fountain Distribution Date:

c/o Tyco International Management Company, LLC

9 Roszel Road

Princeton, New Jersey 08540

Attn: General Counsel

Facsimile: (609) 720-4320

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Alan M. Klein, Esq.

Facsimile: (212) 455-2502

(c)	If to AcquisitionCo:

c/o Tyco International Management Company, LLC

9 Roszel Road

Princeton, New Jersey 08540

Attn: General Counsel

Facsimile: (609) 720-4320

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Alan M. Klein, Esq.

Facsimile: (212) 455-2502

(d)	If to Merger Sub:

c/o Tyco International Management Company, LLC

9 Roszel Road

Princeton, New Jersey 08540

Attn: General Counsel

Facsimile: (609) 720-4320

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Alan M. Klein, Esq.

Facsimile: (212) 455-2502

(e)	If to Patriot:

Pentair, Inc.

5500 Wayzata Boulevard, Suite 800

Golden Valley, Minnesota 55416

Attn: General Counsel

Facsimile: (763) 656-5403

with copies to (which shall not constitute notice):

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attn: Faiza J. Saeed

         Thomas E. Dunn

Facsimile: (212) 474-3700

and to:

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

Attn: Benjamin F. Garmer, III

Facsimile: (414) 297-4900

(f)	If to Fountain after the Fountain Distribution Date:

c/o Pentair, Inc.

5500 Wayzata Boulevard, Suite 800

Golden Valley, Minnesota 55416

Attn: General Counsel

Facsimile: (763) 656-5403

with copies to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Alan M. Klein, Esq.

Facsimile: (212) 455-2502

and to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attn: Faiza J. Saeed

         Thomas E. Dunn

Facsimile: (212) 474-3700

and to:

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

Attn: Benjamin F. Garmer, III

Facsimile: (414) 297-4900

or to such other address(es) as shall be furnished in writing by any such Party to the other Party in accordance with the provisions of this Section 8.07. Any notice to Trident shall be deemed notice to all members of the Trident Group, and any notice to Fountain shall be deemed notice to all members of the Fountain Group.

Section 8.08 Amendments and Waivers. (a) This Agreement may be amended and any provision of this Agreement may be waived; provided, however, that any such waiver shall be binding upon a Party only if such waiver is set forth in a writing executed by such Party and any such amendment shall be effective only if set forth in a writing executed by each of the Parties. No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Party under or by reason of this Agreement.

(b) No delay or failure in exercising any right, power or remedy hereunder shall affect or operate as a waiver thereof; nor shall any single or partial exercise thereof or any abandonment or discontinuance of steps to enforce such a right, power or remedy preclude any further exercise thereof or of any other right, power or remedy. The rights and remedies hereunder are cumulative and not exclusive of any rights or remedies that any Party would otherwise have. Any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement or any such waiver of any provision of this Agreement must satisfy the conditions set forth in Section 8.08(a) and shall be effective only to the extent in such writing specifically set forth.

Section 8.09 No Third-Party Beneficiaries. This Agreement is solely for the benefit of the Parties and does not confer on third parties (including any employees of any member of the Trident Group or the Fountain Group) any remedy, claim, reimbursement, claim of action or other right in addition to those existing without reference to this Agreement.

Section 8.10 Assignability; Binding Effect. This Agreement is not assignable by any Party without the prior written consent of the other Parties and any attempt to assign this Agreement without such consent shall be void and of no effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 8.11 Construction; Interpretation. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever required by the context, any pronoun used in this Agreement or the Trident Disclosure Letter or Patriot Disclosure Letter shall include the corresponding masculine, feminine or neuter forms, and the singular forms of nouns, pronouns and verbs shall include the plural and vice versa. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not simply mean “if”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references to any period of days shall be to the relevant number of calendar days unless otherwise specified. All references to dollars or $ shall be references to United States dollars. All accounting terms shall have their respective meanings under GAAP. The Parties have participated jointly in the negotiation and drafting of this Agreement and the Other Transaction Agreements. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. For the avoidance of doubt, “consistent with past practice” when used with respect to Fountain or any of its Subsidiaries means the past practice of Trident with respect to the Fountain Business.

Section 8.12 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.13 Counterparts. This Agreement may be executed in multiple counterparts (any one of which need not contain the signatures of more than one Party), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement, and any amendments hereto, to the extent signed and delivered by means of a facsimile machine or other electronic transmission, shall be treated in all manner and respects as an original agreement and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party, the other Party shall re-execute original forms thereof and deliver them to the requesting Party. No Party shall raise the use of a facsimile machine or other electronic means to deliver a signature or the fact that any signature was transmitted or communicated through the use of facsimile machine or other electronic means as a defense to the formation of a Contract and each such Party forever waives any such defense.

Section 8.14 Disclosure Letters. There may be included in the Trident Disclosure Letter and/or the Patriot Disclosure Letter items and information that are not “material,” and such inclusion shall not be deemed (x) to be an acknowledgment or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or (y) to affect the interpretation of such term for purposes of this Agreement. No information contained in this Agreement or in the Trident Disclosure Letter and/or Patriot Disclosure Letter shall be deemed to be an admission by any Party to any third party of any matter whatsoever (including any violation of Law or breach of contract). Matters reflected in the Trident Disclosure Letter or Patriot Disclosure Letter are not necessarily limited to matters required by this Agreement to be disclosed therein. The Trident Disclosure Letter and Patriot Disclosure Letter set forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Trident Disclosure Letter or Patriot Disclosure Letter, as applicable, relates; provided, however, that any information set forth in one Section of such disclosure letter shall be deemed to apply to each other Section or subsection thereof to which its relevance is reasonably apparent on its face.

ARTICLE IX

DEFINITIONS

Section 9.01 Definitions. For purposes of this Agreement, the following terms, when utilized in a capitalized form, shall have the following meanings:

“2007 Note Purchase Agreement” means that certain Note Purchase Agreement, dated as of May 17, 2007, among Patriot and the other signatories thereto.

“2011 Indenture” means that certain First Supplemental Indenture, dated as of May 9, 2011, among Patriot, the guarantors signatory thereto and Wells Fargo Bank, National Association.

“Acceptable Terms” has the meaning set forth in Section 5.03(e)(i).

“AcquisitionCo” has the meaning set forth in the preamble.

“AcquisitionCo Common Stock” has the meaning set forth in Section 2.03(e).

“Action” means any demand, charge, claim, action, suit, counter suit, arbitration, mediation, hearing, inquiry, proceeding, audit, review, complaint, litigation or investigation, or proceeding of any nature whether administrative, civil, criminal, regulatory or otherwise, by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal, but excluding the Rulings and any activities related thereto.

“Adjusted Other Share-Based Awards” has the meaning set forth in Section 1.08(a)(iv).

“Adjusted Stock Option” has the meaning set forth in Section 1.08(a)(i).

“Adjusted Restricted Share” has the meaning set forth in Section 1.08(a)(iii).

“Adjusted RSU” has the meaning set forth in Section 1.08(a)(ii).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such other Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Merger Consideration” means: (i) the Merger Consideration plus (ii) the aggregate amount of shares of Fountain Common Stock subject to issuance under the Adjusted Restricted Shares, the Adjusted Stock Options, the Adjusted RSUs and the Adjusted Other Share-Based Awards, upon the vesting, conversion or exercise of such securities, in each case in this clause (ii), calculated in accordance with the treasury stock method (without taking into account tax consequences to any party or any applicable vesting provisions).

“Agreement” has the meaning set forth in the preamble.

“Ancillary Agreements” has the meaning given to such term in the Separation Agreement.

“Anticipated Post-Closing Transactions” shall mean the repurchase by Fountain, after the Closing Date, of a number of shares of Fountain Common Stock.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Articles of Merger” has the meaning set forth in Section 1.01(b).

“Assets” has the meaning set forth in the Separation Agreement.

“Athens Separation” has the meaning set forth in Section 5.05(a).

“Audited Financial Statements” has the meaning given to such term in Section 2.05(c)(i).

“Bridge Note” has the meaning set forth in Section 5.03(e)(ii).

“Business Day” means any day that is not a Saturday, a Sunday or other day that is a statutory holiday under the federal Laws of the United States or on which banking institutions in the States of Minnesota or New York are required or authorized by Law or other Governmental Authority to be closed. In the event that any action is required or permitted to be taken under this Agreement on or by a date that is not a Business Day, such action may be taken on or by the Business Day immediately following such date.

“Closing” has the meaning set forth in Section 1.02.

“Closing Date” has the meaning set forth in Section 1.02.

“Code” means the United States Internal Revenue Code of 1986 (or any successor statute), as amended from time to time.

“Confidentiality Agreement” means the written confidentiality agreement previously entered into by Trident and Patriot relating to the Transactions.

“Consents” means any consents, waivers or approvals from, or notification requirements to, or authorizations by, any third parties.

“Continuation Period” has the meaning set forth in Section 5.11(a).

“Contract” means any legally binding written or oral agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, sales order, purchase order, license, sublicense, insurance policy, benefit plan or commitment or undertaking of any nature, excluding any Permit.

“Distribution” has the meaning set forth in the recitals.

“DOJ” means the United States Department of Justice.

“Draft Form 10” has the meaning set forth in Section 2.05(b).

“Effective Time” has the meaning set forth in Section 1.01(b).

“Environmental Laws” means all Laws relating to pollution or protection of the environment, natural resources, threatened or endangered species or, as affected by exposure to hazardous substances, pollutants or contaminants, human health and safety.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 1.09.

“Exchange Fund” has the meaning set forth in Section 1.09.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended, and any rules, regulations and guidance promulgated thereunder.

“FTC” means the United States Federal Trade Commission.

“Final Order” means action by the relevant Governmental Authority that has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by Law before the Transactions may be consummated has expired and as to which all conditions to the consummation of the Transactions prescribed by Law, regulation or order required to be satisfied at or prior to the Effective Time have been satisfied.

“Financing” means the financing contemplated by Section 5.03.

“Fountain” has the meaning set forth in the preamble.

“Fountain Assets” has the meaning given to such term in the Separation Agreement.

“Fountain Benefit Plans” has the meaning set forth in Section 2.10(a).

“Fountain Business” has the meaning given to such term in the Separation Agreement.

“Fountain Business IP” has the meaning set forth in Section 2.15.

“Fountain Business MAE” means any event, change, effect, development, state of facts, circumstance, condition or occurrence that, individually or in the aggregate with all such other events, changes, effects, developments, states of fact, circumstances, conditions or occurrences is, or would reasonably likely to be, materially adverse to the business, financial condition or results of operations of the Fountain Business taken as a whole, or on the ability of Trident or Fountain to consummate the Transactions, but shall not be deemed to include any event, change, effect, development, state of facts, circumstance, condition or occurrence to the extent (i) arising out of or affecting generally (x) the economy or the financial, securities or commodities markets in the United States or elsewhere in the world, (y) the industry or industries or (z) any specific jurisdiction or geographical area, in each case, in which Fountain or the Fountain Subs operate, (ii) resulting from or arising out of: (A) the announcement or the existence of this Agreement or the Ancillary Agreements or the consummation of the Transactions (provided, that this clause (A) shall not be applicable with respect to Trident’s representations and warranties in Section 2.04(a)); (B) actions taken or not taken with the written consent of Patriot; (C) any changes in GAAP or accounting standards or Law, in each case, after the date of this Agreement; (D) any weather-related or other force majeure event or outbreak of hostilities or acts of war or terrorism, in each case, occurring after the date of this Agreement; (E) any failure to meet any internal or public projections, forecasts or estimates of revenues, earnings, cash flow or cash position or budgets (it being understood that the facts, events or circumstances giving rise to or contributing to such failure may be deemed to constitute, and may be taken into account in determining whether there is, or is likely to be, a Fountain Business MAE); and (F) any reduction in the expected credit rating of Fountain or any Fountain Sub to the extent attributable to the expected consummation of the Transactions but not to the extent attributable to a change in the Fountain Business’s business, financial condition or results of operations; provided, however, that any event, change, effect, development, state of facts, circumstance, condition or occurrence described in each of clauses (i) and (ii) (C) or (D) above shall be considered in determining a Fountain Business MAE if and to the extent that such event, change, effect, development, state of facts, circumstance, condition or occurrence has a disproportionate effect on the Fountain Business, taken as a whole, relative to other participants in the industries in which Fountain and the Fountain Subs operate (in which case the incremental disproportionate impact or impacts may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or would reasonably likely to be, a Fountain MAE).

“Fountain Common Stock” means the common shares of Fountain, par value CHF 0.50 per share.

“Fountain Distribution Date” has the meaning given to such term in the Separation Agreement.

“Fountain Employee” has the meaning given to such term in the Separation Agreement.

“Fountain Equity Interests” has the meaning set forth in Section 2.03(c).

“Fountain Financial Statements” has the meaning set forth in Section 2.05(c)(ii).

“Fountain Group” has the meaning set forth in the Separation Agreement.

“Fountain Liabilities” has the meaning set forth in the Separation Agreement.

“Fountain Material Contracts” has the meaning set forth in Section 2.09(b).

“Fountain Organizational Documents” means the Articles of Association and Organizational Regulations of Fountain.

“Fountain Permits” has the meaning set forth in Section 2.08(b).

“Fountain Real Property” has the meaning set forth in the Separation Agreement.

“Fountain Stock Issuance” has the meaning set forth in Section 1.07(a).

“Fountain Subs” means each Person that is a direct or indirect Subsidiary of Fountain immediately after giving effect to the Separation.

“Fountain Superior Proposal” has the meaning set forth in Section 5.08(f)(iii).

“Fountain Takeover Proposal” has the meaning set forth in Section 5.08(f)(i).

“Fountain Takeover Termination Fee” has the meaning set forth in Section 8.02(f).

“Fountain Takeover Transaction” has the meaning set forth in Section 5.08(f)(ii).

“Fountain Transfer” means the transfer of the Fountain Assets and Fountain Liabilities as provided in Section 2.2 and Section 2.3 of the Separation Agreement.

“Form 10” has the meaning set forth in Section 5.05(a).

“Form S-4” has the meaning set forth in Section 5.05(a).

“GAAP” means United States generally accepted accounting principles.

“Governmental Approvals” has the meaning given to such term in the Separation Agreement.

“Governmental Authority” means any federal, state, local, provincial, foreign or international court, government, department, commission, board, bureau, agency, official or other regulatory, administrative or governmental authority or self-regulatory organization.

“Hazardous Materials” means (a) any petrochemical or petroleum products, oil or coal ash, radioactive materials, radon gas, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and polychlorinated biphenyls; (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “hazardous constituents,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants,” “pollutants,” “toxic pollutants” or words of similar meaning and regulatory effect under any Environmental Law; and (c) any other chemical, material or substance (including silica) the Release of or exposure to which is prohibited, limited or regulated by, or may result in liability under, any applicable Environmental Law.

“HSR Act” has the meaning set forth in Section 2.04(b).

“Indebtedness” means, with respect to any Person, (i) the aggregate indebtedness for borrowed money, including any accrued interest, fees and any cost or penalty associated with prepaying such indebtedness, and including any such obligations evidenced by bonds, debentures, notes or similar obligations, (ii) obligations under any deferred purchase price arrangements (excluding obligations of such Person for materials, inventory, services and supplies incurred in the ordinary course of business consistent with past practice), (iii) capitalized lease obligations that are classified as a balance sheet liability in accordance with GAAP, (iv) obligations under any sale and leaseback transaction, synthetic lease or tax ownership operating lease transaction (whether or not recorded on the balance sheet), (v) obligations with respect to hedging, swaps or similar arrangements relating to any of the foregoing, (vi) all guarantee obligations of such Person in respect of obligations of the kind referred to in clauses (i) through (v) above, and (vii) all obligations of the kind referred to in clauses (i) through (vi) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Security Interest on property (including accounts and contract rights) of such Person, whether or not such Person has assumed or become liable for the payment of such obligation, in each case, owed by such Person.

“Intended Tax-Free Treatment” means (i) the treatment accorded to the Transactions set forth in the Rulings or any other rulings and similar documents issued by Governmental Authorities to Trident or any of its Subsidiaries or Patriot or any of its Subsidiaries regarding the Tax treatment of the Separation, the Merger and the Post-Merger Restructuring, and (ii) the qualification of the Merger as a reorganization pursuant to Section 368(a) of the Code.

“Interim Financial Statements” has the meaning given to such term in Section 2.05(c)(ii).

“Intervening Event” shall mean (i) in the case of Patriot, any material event, development, circumstance, occurrence or change in circumstances or facts (including any change in probability or magnitude of consequences) not related to a Patriot Takeover Proposal that was not known to the Board of Directors of Patriot on the date hereof (or if known, the probability or magnitude of consequences of which were not known to or reasonably foreseeable by the Board of Directors of Patriot as of the date hereof) and (ii) in the case of Trident, any material event, development, circumstance, occurrence or change in circumstances or facts (including any change in probability or magnitude of consequences) not related to a Fountain Takeover Proposal or a Trident Takeover Proposal that was not known to the Board of Directors of Trident on the date hereof (or if known, the probability or magnitude of consequences of which were not known to or reasonably foreseeable by the Board of Directors of Trident as of the date hereof).

“IRS” means the United States Department of the Treasury Internal Revenue Service.

“IRS Rulings” means (a) the “IRS Ruling” as defined in the Tax Sharing Agreement and (b) the Supplemental IRS Ruling.

“Knowledge” means, in the case of Patriot, the actual knowledge without inquiry of the persons listed in Section 9.01 of the Patriot Disclosure Letter as of the date of the representation, and, in the case of Trident, the actual knowledge without inquiry of the persons listed in Section 9.01 of the Trident Disclosure Letter as of the date of the representation.

“Law” means any statute, law (including common law), ordinance, regulation, legally binding rule, code or other legally enforceable requirement of, or final, non-appealable Order issued by, a Governmental Authority.

“Liabilities” means all debts, liabilities, including liabilities for Taxes, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising and whether or not the same would be required by generally accepted principles and accounting policies to be reflected in financial statements or disclosed in the notes thereto.

“Management Appointees” has the meaning set forth in Section 1.06(c).

“MBCA” means the Business Corporation Act of the State of Minnesota, as amended.

“Merger” has the meaning set forth in Section 1.01.

“Merger Consideration” has the meaning set forth in Section 1.07(a).

“Merger Sub” has the meaning set forth in the preamble.

“Merger Sub Common Stock” has the meaning set forth in Section 2.03(e).

“NYSE” means the New York Stock Exchange.

“Order” means any: (i) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Authority or any arbitrator or arbitration panel; or (ii) Contract with any Governmental Authority entered into in connection with any Action.

“Organizational Documents” means, with respect to any corporation, its articles or certificate of incorporation, memorandum or articles of association and by-laws or documents of similar substance; with respect to any limited liability company, its articles or certificate of organization, formation or association and its operating agreement or limited liability company agreement or documents of similar substance; with respect to any limited partnership, its certificate of limited partnership and partnership agreement or documents of similar substance; and with respect to any other entity, documents of similar substance to any of the foregoing.

“Other Transaction Agreements” means the Separation Agreement and the Ancillary Agreements.

“Outside Date” has the meaning set forth in Section 7.01(b).

“Parties” means Trident, Fountain, AcquisitionCo, Merger Sub and Patriot.

“Patriot” has the meaning set forth in the preamble.

“Patriot Benefit Plans” has the meaning set forth in Section 3.11(a).

“Patriot Board Appointees” has the meaning set forth in Section 1.06(b).

“Patriot Change of Recommendation” has the meaning set forth in Section 5.07(b).

“Patriot Common Stock” means the common shares of Patriot, par value $0.162/3.

“Patriot Disclosure Letter” means the disclosure letter delivered by Patriot to Trident immediately prior to the execution of this Agreement.

“Patriot Environmental Permits” has the meaning set forth in Section 3.13(iii).

“Patriot Equity Interests” has the meaning set forth in Section 3.03(b).

“Patriot ERISA Affiliate” has the meaning set forth in Section 3.11(a).

“Patriot Group” means Patriot and each of its Affiliates.

“Patriot IP” has the meaning set forth in Section 3.16.

“Patriot MAE” means any event, change, effect, development, state of facts, circumstance, condition or occurrence that, individually or in the aggregate with all such other events, changes, effects, developments, states of fact, circumstances, conditions or occurrences is, or would reasonably likely to be, materially adverse to the business, financial condition or results of operations of Patriot and its Subsidiaries as a whole, or on the ability of Patriot to consummate the Transactions, but shall not be deemed to include any event, change, effect, development, state of facts, circumstance, condition or occurrence to the extent (i) arising out of or affecting generally (x) the economy or the financial, securities or commodities markets in the United States or elsewhere in the world, (y) the industry or industries or (z) any specific jurisdiction or geographical area, in each case, in which Patriot or the Patriot Subsidiaries operate, (ii) resulting from or arising out of: (A) the announcement or the existence of this Agreement or the Separation Agreement or the consummation of the Transactions (provided, that this clause (A) shall not be applicable with respect to Patriot’s representations and warranties in Section 3.04(a)); (B) actions taken or not taken with the written consent of Trident; (C) any changes in GAAP or accounting standards or Law, in each case, after the date of this Agreement; (D) any weather-related or other force majeure event or outbreak of hostilities or acts of war or terrorism, in each case, occurring after the date of this Agreement; (E) any failure to meet any internal or public projections, forecasts or estimates of revenues, earnings, cash flow or cash position or budgets (it being understood that the facts, events or circumstances giving rise to or contributing to such failure may be deemed to constitute, and may be taken into account in determining whether there is, or is likely to be, a Patriot MAE); and (F) any reduction in the credit rating of Patriot or any Patriot Subsidiary to the extent attributable to the expected consummation of the Transactions but not to the extent attributable to a change in Patriot, or, as the case may be, such Patriot Subsidiary’s business, financial condition, or results of operations; provided, however, that any event, change, effect, development, state of facts, circumstance, condition or occurrence described in each of clauses (i) and (ii) (C) or (D) above shall be considered in determining a Patriot MAE if and to the extent that such event, change, effect, development, state of facts, circumstance, condition or occurrence has a disproportionate effect on Patriot and the Patriot Subsidiaries, taken as a whole, relative to other participants in the industries in which Patriot and the Patriot Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or would reasonably likely to be, a Patriot MAE).

“Patriot Material Contracts” has the meaning set forth in Section 3.10(b).

“Patriot Merger Tax Opinion” means the written opinion, dated as of the Closing Date, from Cravath, Swaine & Moore LLP, counsel to Patriot, in form and substance reasonably satisfactory to Patriot, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the transfer of Patriot Common Stock by Patriot shareholders pursuant to the Merger, other than by Patriot shareholders who are U.S. persons and are or will be “five-percent transferee shareholders” within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii) but who do not enter into gain recognition agreements within the meaning of Treasury Regulation Sections 1.367(a)-3(c)(1)(iii)(B) and 1.367(a)-8, will qualify for an exception to Section 367(a)(1) of the Code.

“Patriot Other Share-Based Awards” means any right of any kind, contingent or accrued, to acquire or receive Patriot Common Stock or benefits measured by the value of Patriot Common Stock, and each award of any kind consisting of Patriot Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under the Patriot Stock Plans and any other Patriot Benefit Plans (other than the Patriot Stock Purchase Plans), other than Patriot Stock Options, Patriot RSUs, Patriot Restricted Shares and Patriot Other Share-Based Awards.

“Patriot Permits” has the meaning set forth in Section 3.09(b).

“Patriot Preferred Stock” has the meaning set forth in Section 3.03(a).

“Patriot Recommendation” has the meaning set forth in Section 3.07.

“Patriot Regulatory Approvals” has the meaning set forth in Section 3.04(b).

“Patriot Restricted Share” means any share of Patriot Common Stock that is outstanding as of a particular date but is subject to vesting conditions or other forfeiture restrictions as of such date.

“Patriot RSU” means any restricted stock unit payable in shares of Patriot Common Stock or whose value is determined with reference to the value of shares of Patriot Common Stock that was granted by Patriot under a Patriot Stock Plan whose vesting is based solely on the continued performance of services.

“Patriot SEC Filings” has the meaning set forth in Section 3.05(a).

“Patriot Series A Preferred Stock” has the meaning set forth in Section 3.03(a).

“Patriot Shareholder Approval” has the meaning set forth in Section 3.07.

“Patriot Shareholder Meeting” has the meaning set forth in Section 5.06(a)(i).

“Patriot Shareholders” means the holders of Patriot Common Stock.

“Patriot Stock Options” means any option to purchase Patriot Common Stock that was granted by Patriot under a Patriot Stock Plan.

“Patriot Stock Plans” means the Patriot, Inc. Omnibus Stock Incentive Plan, the Patriot, Inc. 2008 Omnibus Stock Incentive Plan and the Amended and Restated Patriot, Inc. Outside Directors Nonqualified Stock Option Plan.

“Patriot Stock Purchase Plan” means the Patriot, Inc. Employee Stock Purchase and Bonus Plan and the Patriot, Inc. International Stock Purchase and Bonus Plan.

“Patriot Superior Proposal” has the meaning set forth in Section 5.07(f)(iii).

“Patriot Takeover Proposal” has the meaning set forth in Section 5.07(f)(i).

“Patriot Takeover Transaction” has the meaning set forth in Section 5.07(f)(ii)

“Patriot Termination Fee” has the meaning set forth in Section 8.02(e).

“Permits” means all franchises, permits, approvals, licenses (including railroad crossing permits), easements, servitudes, variances, consents, authorizations, certifications, rights, exemptions, waivers or registrations of Governmental Authorities issued under or with respect to applicable Laws or Orders.

“Permitted Encumbrances” means (a) Security Interests reflected in the financial statements included in the Patriot SEC Filings or Fountain Financial Statements, as applicable, (b) Security Interests consisting of zoning or planning restrictions, easements, servitudes, licenses, permits and other restrictions or limitations on the use of real property or minor irregularities in title thereto which do not materially impair the use or value of the respective property, (c) Security Interests for current Taxes, assessments or similar governmental charges or levies not yet due or which are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP and (d) mechanic’s, workmen’s, materialmen’s, carrier’s, repairer’s, warehousemen’s and similar other Security Interests arising or incurred in the ordinary course of business for amounts not overdue or which are subject to dispute and with respect to which reserves have been established in accordance with GAAP.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Authority.

“Post-Merger Restructuring” means the contribution of the stock of AcquisitionCo by Flow PubCo to FIFSA, by FIFSA to FSarl, by FSarl to FIFH, and by FIFH to FIFG. The terms used herein shall have the meaning set forth in Schedule 2.2(a) of the Separation Agreement.

“Proposed Acquisition Transaction” has the meaning given to such term in the Tax Sharing Agreement.

“Proxy Statement/Prospectus” has the meaning set forth in Section 5.05(b).

“Regulatory Approvals” means, collectively, the Patriot Regulatory Approvals and the Trident Regulatory Approvals.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through surface water, groundwater, land surface or subsurface strata or ambient air (including the abandonment or discarding of barrels, containers and other closed receptacles containing any hazardous substance or pollutant or contaminant).

“Representatives” means with respect to any Person, such Person’s officers, employees, accountants, consultants, legal counsel, financial advisors, agents, directors and other representatives.

“Rights” has the meaning set forth in Section 3.03(a).

“Rights Agreement” has the meaning set forth in Section 3.03(a).

“Rulings” means the IRS Rulings and the Swiss Rulings.

“Sarbanes-Oxley Act” has the meaning set forth in Section 2.05(e).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Interest” means any mortgage, security interest, pledge, lien, charge, claim, option, indenture, right to acquire, right of first refusal, deed of trust, licenses to third parties, leases to third parties, security agreements, voting or other restriction, right-of-way, covenant, condition, easement, servitude, zoning matters, permit, restriction, encroachment, restriction on transfer, restrictions or limitations on use of real or personal property or any other encumbrance of any nature whatsoever, imperfections in or failure of title or defect of title.

“Separation” means the Fountain Transfer and the other transactions contemplated by the Separation Agreement to transfer the Fountain Business to Fountain.

“Separation Agreement” means the Separation Agreement dated as of the date hereof, with such modifications thereto as are permitted pursuant to Section 5.19, among Fountain, Trident and the ADT Corporation.

“Spin-Off Tax Opinion” means the written opinion of McDermott Will & Emery LLP, counsel to Trident, dated as of the Closing Date, in form and substance reasonably satisfactory to Trident, confirming that (x) the Distribution and (y) the disposition of one hundred percent (100%) of Trident’s North American residential and small business security business to Trident’s shareholders will qualify as tax-free under Sections 355 and/or 361 of the Code, except for cash received in lieu of fractional shares.

“Subsequent Interim Financial Information” has the meaning set forth in Section 5.03(a).

“Subsidiary” means, with respect to any Person, any corporation or other entity (including partnerships and other business associations and joint ventures) of which at least a majority of the voting power represented by the outstanding capital stock or other voting securities or interests having voting power under ordinary circumstances to elect directors or similar members of the governing body of such corporation or entity (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests in such corporation or entity) shall at the time be held, directly or indirectly, by such Person.

“Supplemental IRS Ruling” has the meaning set forth in Section 5.10(c).

“Surviving Corporation” has the meaning set forth in Section 1.01(a).

“Surviving Corporation Board Appointees” has the meaning set forth in Section 1.06(b).

“Swiss Rulings” means the rulings and similar documents to be obtained from the applicable Swiss Taxing Authority by Trident or any of its Subsidiaries or Patriot or any of its Subsidiaries confirming: (i) that the Merger will be a transaction that is generally tax-free for Swiss federal, cantonal, and communal purposes (including with respect to Swiss Stamp Tax and Swiss Withholding Tax); (ii) the relevant Swiss Tax base of AcquisitionCo for Swiss Tax (including federal and cantonal) purposes; (iii) the relevant amount of capital contribution reserves which will be exempt from Swiss Withholding Tax in the event of a distribution to the Fountain shareholders after the Merger; and (iv) that no Swiss Stamp Tax will be levied on the Post-Merger Restructuring.

“Swiss Stamp Tax” means a Tax imposed under the Swiss Federal Act on Stamp Taxes of 27 June 1973 (Bundesgesetz über die Stempelabgaben), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time.

“Swiss Withholding Tax” means Taxes imposed under the Swiss Federal Act on the Withholding Tax of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time.

“Tax” or “Taxes” has the meaning set forth in the Tax Sharing Agreement.

“Tax Opinions” means the Patriot Merger Tax Opinion, the Trident Merger Tax Opinion and the Spin-Off Tax Opinion.

“Tax Return” has the meaning set forth in the Tax Sharing Agreement.

“Tax Sharing Agreement” shall mean the Tax Sharing Agreement by and among Trident, the ADT Corporation and Fountain, in the form attached hereto as Exhibit D.

“Taxing Authority” has the meaning set forth in the Tax Sharing Agreement.

“Termination Date” has the meaning set forth in Section 4.01(a).

“Transactions” means the Fountain Transfer, the transactions contemplated by the Rulings to the extent related to the Separation, the Distribution, the Merger and the other transactions contemplated by this Agreement and the Other Transaction Agreements.

“Trident” has the meaning set forth in the preamble.

“Trident Change of Recommendation” has the meaning set forth in Section 5.08(b).

“Trident Common Stock” means the common shares of Trident, par value CHF 6.70 per share.

“Trident Continuing Employees” has the meaning set forth in Section 5.11(a).

“Trident Disclosure Letter” means the disclosure letter delivered by Trident to Patriot immediately prior to the execution of this Agreement.

“Trident ERISA Affiliate” has the meaning set forth in Section 2.10(a).

“Trident Filings” means, collectively, the Form S-4, Form 10 and Trident Proxy.

“Trident Financing” has the meaning set forth in Section 5.03(c).

“Trident Group” means Trident and each of its Subsidiaries, including, for purposes of this Agreement, each member of the Fountain Group but only for times prior to the Effective Time.

“Trident Merger Tax Opinion” means the written opinion, dated as of the Closing Date, from McDermott Will & Emery LLP, counsel to Trident, in form and substance reasonably satisfactory to Trident, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the transfer of Patriot Common Stock by Patriot shareholders pursuant to the Merger, other than by Patriot shareholders who are U.S. persons and are or will be “five-percent transferee shareholders” within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii) but who do not enter into gain recognition agreements within the meaning of Treasury Regulation Sections 1.367(a)-3(c)(1)(iii)(B) and 1.367(a)-8, will qualify for an exception to Section 367(a)(1) of the Code.

“Trident Proxy” has the meaning set forth in Section 5.05(a).

“Trident Recommendation” has the meaning set forth in Section 2.02(a).

“Trident Regulatory Approvals” has the meaning set forth in Section 2.04(b).

“Trident SEC Filings” means all registration statements, prospectuses, forms, reports and documents and related exhibits required to be filed or furnished by Trident under the Securities Act or the Exchange Act, as the case may be, since September 24, 2010.

“Trident Shareholder Approval” has the meaning set forth in Section 2.02(a).

“Trident Shareholder Meeting” has the meaning set forth in Section 5.06(b).

“Trident Superior Proposal” has the meaning set forth in Section 5.08(f)(v)

“Trident Takeover Proposal” has the meaning set forth in Section 5.08(f)(iii).

“Trident Takeover Termination Fee” has the meaning set forth in Section 8.02(f).

“Trident Takeover Transaction” has the meaning set forth in Section 5.08(f)(v).

“Trident Termination Fees” has the meaning set forth in Section 8.02(f).

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 or any similar Laws.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the day and year first above written.

TYCO INTERNATIONAL LTD.

By:	/s/ Edward D. Breen
Name: Edward D. Breen
Title: Chairman and Chief Executive Officer

TYCO FLOW CONTROL INTERNATIONAL LTD.

By:	/s/ John S. Jenkins, Jr.
Name: John S. Jenkins, Jr.
Title: Director

By:	/s/ Andrea Goodrich
Name: Andrea Goodrich
Title: Director

PANTHRO ACQUISITION CO.

By:	/s/ Mark P. Armstrong
Name: Mark P. Armstrong
Title: President

PANTHRO MERGER SUB, INC.

By:	/s/ Mark P. Armstrong
Name: Mark P. Armstrong
Title: President

PENTAIR, INC.

By:	/s/ Randall J. Hogan
Name: Randall J. Hogan
Title: Chairman and Chief Executive Officer

[Signature Page to Merger Agreement]

EXHIBIT B

ARTICLES OF INCORPORATION

of

PANTHRO MERGER SUB, INC.

The undersigned incorporator, being a natural person 18 years of age or older, in order to form a corporate entity under Minnesota Statutes, Chapter 302A, hereby adopts the following Articles of Incorporation:

FIRST. The name of the corporation is Panthro Merger Sub, Inc. (hereinafter called the “Corporation”).

SECOND. The registered office and registered agent of the Corporation in the State of Minnesota is C T Corporation System Inc., 100 South Fifth Street, Suite 1075, Minneapolis, MN, 55402.

THIRD. This Corporation is authorized to issue an aggregate total of 1,000 shares, all of which shall be designated Common Stock, having a par value of $0.01 per share.

FOURTH. The name and mailing address of the incorporator is Daniel Layfield, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, 10017.

FIFTH. No shareholder of this Corporation shall have any cumulative voting rights.

SIXTH. No shareholder of this Corporation shall have any preemptive rights by virtue of Section 302A.413 of the Minnesota Statutes (or similar provisions of future law) to subscribe for, purchase, or acquire any shares of the Corporation of any class, whether unissued or now or hereafter authorized, or any obligations or other securities convertible into or exchangeable for any such shares.

SEVENTH. Any action required or permitted to be taken at a meeting of the Board of Directors of this Corporation not needing approval by the shareholders under Minnesota Statutes, Chapter 302A, may be taken by written action signed, or consented to by authenticated electronic communication, by the number of directors that would be required to take such action at a meeting of the Board of Directors at which all directors were present.

EIGHTH. Approval of the shareholders of this Corporation shall not be required under Section 302A.405 of the Minnesota Statutes (or similar provisions of future law) in connection with the issuance of shares of a class or series, shares of which are then outstanding, to holders of shares of another class or series.

NINTH. No director of this Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty by such director as a director; provided, however, that this Article shall not eliminate or limit the liability of a director to the extent provided by applicable law (1) for any breach of the director’s duty of loyalty to the Corporation or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 302A.559 or 80A.76 of the Minnesota Statutes (or similar provisions of future law), (4) for any transaction from which the director derived an improper personal benefit, or (5) for any act or omission occurring prior to the effective date of this Article. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

IN WITNESS WHEREOF, the undersigned has signed these Articles of Incorporation on March 26, 2012.

/s/ Daniel Layfield
Daniel Layfield Sole Incorporator

AMENDMENT NO. 1

TO THE MERGER AGREEMENT

THIS AMENDMENT NO. 1, dated as of July 25, 2012 (this “Amendment”), to the Merger Agreement, dated as of March 27, 2012 (the “Merger Agreement”), is among Tyco International Ltd., a corporation limited by shares (Aktiengesellschaft) organized under the laws of Switzerland (“Trident”), Tyco Flow Control International Ltd., a corporation limited by shares (Aktiengesellschaft) organized under the laws of Switzerland and presently a direct wholly-owned Subsidiary of Trident (“Fountain”), Panthro Acquisition Co., a Delaware corporation and a direct wholly-owned Subsidiary of Fountain (“AcquisitionCo”), Panthro Merger Sub, Inc., a Minnesota corporation and a direct wholly-owned Subsidiary of AcquisitionCo (“Merger Sub”), and Pentair, Inc., a Minnesota corporation (“Patriot” and, together with Trident, Fountain, AcquisitionCo and MergerSub, the “Parties”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement.

WHEREAS, the Parties desire to amend the Merger Agreement as hereinafter provided; and

WHEREAS, Section 8.08 of the Merger Agreement provides that the Merger Agreement may be amended by the Parties in a writing executed by each of the Parties.

NOW, THEREFORE, in consideration of the foregoing and the agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

Section 1.01. Amendments to Merger Agreement. (a) Section 5.05(a)(ii)(B) of the Merger Agreement is hereby deleted in its entirety and replaced with the language set forth below:

“a registration statement on Form S-1 (together with any amendments, supplements, prospectus or information statements thereto, the “Form S-1”) to register the Fountain Common Stock to be distributed in the Distribution,”

(b) Throughout the Merger Agreement, the defined term “Form 10” shall be deleted in its entirety and replaced with the defined term “Form S-1”; provided, that the words “Form 10” shall not be deleted in the first sentence of Section 2.05(b) of the Merger Agreement or with respect to any use of the term “Draft Form 10”.

(c) Section 1.06(b)(A) of the Merger Agreement is hereby deleted in its entirety and replaced with the language set forth below:

“up to two persons to be selected by Trident prior to the mailing of the Trident Proxy and reasonably acceptable to Patriot and”

(d) The definition of “Proxy Statement/Prospectus” under Section 9.01 of the Merger Agreement is hereby amended by replacing “Section 5.05(b)” therein with “Section 5.05(a)”.

(e) Section 5.03(c) of the Merger Agreement is hereby amended and restated as follows:

“Each of Patriot, Trident and Fountain agrees to cooperate in good faith in order for (x) Tyco Flow Control International Finance S.A. (“FIFSA”) to issue prior to the Distribution in an unregistered offering up to $900 million of unsecured senior notes (the “Senior Notes”) that will be guaranteed as to payment by Fountain no later than the Closing (the “Senior Notes Issuance”) and (y) Patriot to execute a credit agreement prior to the Distribution with a syndicate of banks providing for an unsecured, committed senior credit facility of up to $1.2 billion (with an option to increase by $500 million) pursuant to which (i) FIFSA will become a borrower, (ii) Fountain will become a guarantor as to payment and (iii) borrowings under such credit facility will become effective concurrently with the Closing (the “Senior Credit Facility”), in each of clauses (x) and (y) subject to the following terms and conditions:

(i) The commencement of an offering with respect to the Senior Notes Issuance shall be subject to the following: (A) at Trident’s option either (1) Trident receiving the required consent of lenders under each of the $1,000,000,000 five-year senior unsecured revolving credit agreement dated June 22, 2012 among Tyco International Finance S.A. (“TIFSA”), as borrower, Trident, as guarantor, each of the initial lenders named therein, and Citibank, N.A. as administrative agent, the $750,000,000 five-year senior unsecured revolving credit agreement dated June 22, 2012 among The ADT Corporation, as borrower, Trident, as guarantor, each of the initial lenders named therein, and Citibank, N.A., as administrative agent, and the $500,000,000 five-year senior unsecured credit agreement, dated April 25, 2007, among TIFSA, as borrower, Trident, as guarantor, each of the initial lenders named therein, and Citibank, N.A. as administrative agent with respect to the Senior Notes Issuance or (2) Trident causing FIFSA to become a “Subsidiary Guarantor” under each of the credit agreements described above (as such term is defined in each such agreement), which designation shall be removed upon the occurrence of the Closing; (B) Trident obtaining approval of the Trident board of directors for the Senior Notes Issuance; (C) Trident not determining in its sole discretion that the Senior Notes Issuance shall not occur; and (D) Patriot not determining in its sole discretion that the Senior Notes Issuance shall not occur.

(ii) At the settlement of any Senior Notes Issuance, (A) Trident shall cause FIFSA to deposit the proceeds of the Senior Notes Issuance (net of initial purchaser fees) into an escrow account (the “Escrow Account”) with an escrow agent selected by Patriot and reasonably acceptable to Trident and (B) Patriot shall deposit into the Escrow Account an amount of cash (the “Patriot Escrow Amount”) that results in the total funds deposited into the Escrow Account being equal to 101% of the aggregate principal amount of the Senior Notes, together with an amount equal to the interest payable on such senior notes from the issue date to the Outside Date. The escrow agreement for the Escrow Account shall provide that, upon the Closing and the satisfaction of other conditions mutually agreed to by Patriot, Trident and the initial purchasers for the Senior Notes Issuance, the proceeds of the Senior Notes Issuance (net of initial purchaser fees) shall be released and distributed to FIFSA and the Patriot Escrow Amount shall be released and distributed to Patriot. If by the Outside Date, the conditions to the release of the funds in the Escrow Account have not been satisfied or such other conditions mutually agreed to by Patriot, Trident and the initial purchasers for the Senior Notes have not been satisfied, then Trident shall cause FIFSA to redeem, and the indenture for the Notes shall provide for FIFSA to redeem, the Senior Notes at a redemption price equal to 101% of the principal amount of the Senior Notes, together with accrued but unpaid interest on the Senior Notes, and otherwise on terms mutually agreed to by Patriot, Trident and the initial purchasers for the Senior Notes Issuance in the indenture for the Senior Notes. The escrow agreement for the Escrow Account shall provide that the funds in the Escrow Account shall be released and distributed to pay for any such redemption in accordance with the indenture for the Senior Notes with any remaining funds after such redemption released and distributed to Pentair.

(iii) None of Fountain, the Fountain Subs or Trident shall be required to incur any indebtedness pursuant to the Senior Notes unless the incurrence thereof is consistent with the foregoing or the Senior Credit Facility unless the incurrence thereof is concurrent with and subject to the Closing.

(iv) The Parties agree that, subject to paragraph (v) below, Gibson, Dunn & Crutcher LLP will serve as issuer’s counsel (“Issuer’s Counsel”) and Sullivan & Cromwell LLP will serve as counsel to the initial purchasers for the Senior Notes Issuance, provided that counsel to Patriot shall have a reasonable opportunity to review and comment on all documentation relating to the Senior Notes Issuance. The parties agree that Foley & Lardner LLP will serve as borrower’s counsel and Mayer Brown LLP will serve as counsel to the lenders for the Senior Credit Facility.

(v) Patriot shall be entitled to negotiate and, subject to the foregoing, determine the terms of the Senior Notes and the Senior Credit Facility in its sole discretion, including any related indentures, credit agreements and similar documents related thereto, and in connection therewith, each of Patriot, Trident and Fountain shall, and Trident shall cause FIFSA to, subject to Section 5.03(d) and the foregoing, enter into all necessary or appropriate arrangements and use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable with respect thereto, in each case as may be reasonably requested by Patriot or Trident.

Without limiting the foregoing, the Parties shall provide to each other copies of all agreements relating to the Senior Notes Issuance and the Senior Credit Facility and keep the other Parties reasonably informed of all material developments in respect thereof. Each of Trident, Fountain and Patriot agree to allow the other’s accounting representatives a reasonable opportunity to review any financial statements required in connection therewith and to allow such representatives reasonable access to the records of Fountain, the Fountain Subs and each other Subsidiary of Trident, as appropriate, and of Patriot and each of its Subsidiaries, as appropriate, in connection therewith. Each Party shall use its commercially reasonable efforts to cause its outside auditors to participate in the preparation of any pro forma financial statements related to the combination of Fountain and Patriot necessary or desirable for use in connection with obtaining any such indebtedness. Notwithstanding anything to the contrary in this Section 5.03(c), Trident’s cooperation shall not include any requirement or obligation of Trident or any of its Subsidiaries (other than Fountain and the Fountain Subs), and Patriot’s cooperation shall not include any requirement or obligation of Patriot or any of its Subsidiaries, in each case, to pay any consideration, extend any credit, guaranty any performance, payment or other obligation, incur any financial obligation, offer or grant any financial accommodation or other benefit, release any claim or incur any other liability whatsoever (in each case other than fees and disbursements of outside counsel and any other advisors), except, in the case of Patriot, for (1) any such action the effectiveness of which is expressly conditioned upon the occurrence of the Closing, (2) Patriot’s obligations pursuant to paragraph (ii) above with respect to the Escrow Account and (3) Patriot’s obligations to Trident pursuant to Section 5.03(f).”

(f) Section 5.03(d) of the Merger Agreement is hereby amended and restated as follows:

“If, following the Parties’ compliance with the provisions of Section 5.03(c), the Senior Notes Issuance is consummated or Patriot is able to execute a credit agreement providing for the Senior Credit Facility on Acceptable Terms, then, immediately prior to the Distribution, Fountain or a Fountain Sub shall issue to Trident or a Subsidiary of Trident, as directed by Trident, an intercompany note (the “Trident Note”) to provide that (x) such intercompany indebtedness shall be in a principal amount up to $500 million and shall otherwise be on terms mutually agreed to by the Parties and (y) notwithstanding any provisions of the Separation Agreement to the contrary, concurrently with the Closing, Fountain shall repay or cause the Fountain Sub that issued the Trident Note to repay in full all outstanding amounts with respect to the Trident Note such that upon repayment, from and after the Closing Date, no Parties or their Affiliates shall have any further obligations with respect thereto. If, following the Parties’ compliance with the provisions of Section 5.03(c), the Senior Notes Issuance is not consummated and Patriot is unable to execute a credit agreement providing for the Senior Credit Facility on Acceptable Terms, then, immediately prior to the Distribution, at Trident’s discretion, either (i) Fountain or a Fountain Sub shall issue to Trident or a Subsidiary of Trident, as directed by Trident, the Bridge Note or (ii) Trident and Fountain shall modify existing intercompany indebtedness of members of the Fountain Group owed to members of the Trident Group, as selected by Trident and approved by Patriot (such approval not to be unreasonably withheld, delayed or conditioned) to provide that (x) such intercompany indebtedness shall be in a principal amount up to $500 million and shall otherwise be on terms consistent with the terms of the Bridge Note and (y) notwithstanding any provisions of the Separation Agreement to the contrary, such indebtedness shall survive the Closing.”

(g) Article V of the Merger Agreement is hereby amended by adding the following Section 5.03(f):

“Patriot shall (i) indemnify, defend and hold harmless the Trident Indemnitees (as such term is defined in the Separation Agreement) from and against any and all damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including the costs and expenses of any and all Actions and demands, assessments, judgments, settlements and compromises relating thereto and the reasonable costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder) arising out of, by reason of or otherwise in connection with the Senior Notes Issuance or the Senior Credit Facility, and (ii) promptly, as and when incurred and upon request by Trident, reimburse each member of the Trident Group for all reasonable third party costs and expenses incurred in connection with the Senior Notes Issuance and the Senior Credit Facility, including the costs and expenses of attorneys’, accountants’, financial advisors’, consultants’ and other professionals’ fees and expenses incurred in connection with the preparation of confidential information memoranda, prospectuses, offering memoranda and other marketing and syndication materials, engaging in due diligence in connection with any legal opinions, authorization letters or certificates, delivering comfort letters and obtaining any consents from any third party required in connection therewith (provided, however, that a member of the Trident Group shall not make any payment to a third party for any such consent without the approval of Patriot), which costs and expenses shall be reimbursed by Patriot regardless of whether the Senior Notes Issuance or the Senior Credit Facility is consummated; provided that Trident shall provide Patriot reasonable documentation of all such costs and expenses.”

(h) Section 9.01 of the Merger Agreement is hereby amended to delete the definition of “Trident Financing.”

Section 2.01 Continuing Effect of Merger Agreement. This Amendment shall only serve to amend and modify the Merger Agreement to the extent specifically provided herein. All terms, conditions, provisions and references of and to the Merger Agreement which are not specifically modified and/or amended herein shall remain in full force and effect and shall not be altered by any provisions herein contained. In the event of any conflict or inconsistency between the provisions of the Merger Agreement and the provisions of this Amendment, the provisions of this Amendment shall control. On and after the date of this Amendment, each reference in the Merger Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import, and each reference to the Merger Agreement in any other agreements, documents or instruments executed and delivered pursuant to the Merger Agreement, shall mean and be a reference to the Merger Agreement, as amended by this Agreement; provided, that references to “the date of this Agreement” and other similar references shall continue to refer to the original date of the Merger Agreement and not to the date of this Amendment.

Section 3.01 Entire Agreement. This Amendment, the Merger Agreement, the Confidentiality Agreement and the Other Transaction Agreements, including any related annexes, schedules and exhibits, as well as any other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and shall supersede all prior negotiations, agreements and understandings of the Parties of any nature, whether oral or written, with respect to such subject matter.

Section 4.01 Governing Law. This Amendment shall be governed by and construed in accordance with (a) the laws of the State of Minnesota with respect to matters, issues and questions relating to the duties of the Board of Directors of Patriot or Merger Sub or to general corporation law including requirements for the validity of the Merger and (b) the laws of the State of New York with respect to all other matters, issues and questions, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

Section 5.01 General Provisions. Sections 8.05 (Specific Performance; Jurisdiction) and 8.06 (Waiver of Jury Trial) of the Merger Agreement shall govern this Amendment.

Section 6.01 No Third-Party Beneficiaries. This Amendment is solely for the benefit of the Parties and does not confer on third parties (including any employees of any member of the Trident Group or the Fountain Group) any remedy, claim, reimbursement, claim of action or other right in addition to those existing without reference to this Amendment.

Section 7.01 Assignability; Binding Effect. This Amendment is not assignable by any Party without the prior written consent of the other Parties and any attempt to assign this Amendment without such consent shall be void and of no effect. This Amendment shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 8.01 Severability. Any term or provision of this Amendment which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Amendment in any other jurisdiction. If any provision of this Amendment is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 9.01 Counterparts. This Amendment may be executed in multiple counterparts (any one of which need not contain the signatures of more than one Party), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Amendment, to the extent signed and delivered by means of a facsimile machine or other electronic transmission, shall be treated in all manner and respects as an original agreement and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party, the other Party shall re-execute original forms thereof and deliver them to the requesting Party. No Party shall raise the use of a facsimile machine or other electronic means to deliver a signature or the fact that any signature was transmitted or communicated through the use of facsimile machine or other electronic means as a defense to the formation of a Contract and each such Party forever waives any such defense.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first above written.

TYCO INTERNATIONAL LTD.

By:	/s/ John S. Jenkins, Jr.
Name: John S. Jenkins, Jr.
Title: Vice President and Secretary

TYCO FLOW CONTROL INTERNATIONAL LTD.

By:	/s/ Mark P. Armstrong
Name: Mark P. Armstrong
Title: Director

By:	/s/John S. Jenkins, Jr.
Name: John S. Jenkins, Jr.
Title: Director

PANTHRO ACQUISITION CO.

By:	/s/ Mark P. Armstrong
Name: Mark P. Armstrong
Title: President

PANTHRO MERGER SUB, INC.

/s/ Mark P. Armstrong
Name: Mark P. Armstrong
Title: President

PENTAIR, INC.

/s/ Randall J. Hogan
Name: Randall J. Hogan
Title: Chairman and Chief Executive Officer

[AMENDMENT NO. 1 TO THE MERGER AGREEMENT]

ANNEX B

COMPOSITE COPY

SEPARATION AND DISTRIBUTION AGREEMENT1

by and among

TYCO INTERNATIONAL LTD.,

TYCO FLOW CONTROL INTERNATIONAL LTD.,

and

THE ADT CORPORATION

[1]	This is a composite copy of the Separation and Distribution Agreement dated as of March 27, 2012 and Amendment No. 1 to the Separation and Distribution Agreement dated as of July 25, 2012. It has been prepared for inclusion in this proxy statement/prospectus and does not have any independent legal effect.

B-i

B-ii

B-iii

List of Schedules

Schedule 1.1(28)	Assumed Trident Contingent Liabilities

Schedule 1.1(48)	Continuing Arrangements

Schedule 1.1(51)	Exclusions to Current Assets

Schedule 1.1(52)	Exclusions to Current Liabilities

Schedule 1.1(66)(vi)	Fountain Assets

Schedule 1.1(70)(v)	Fountain Contracts

Schedule 1.1(77)	Fountain Group

Schedule 1.1(79)(i)	Fountain Liabilities

Schedule 1.1(79)(iii)(x)	Fountain Assumed Divested Business Liabilities

Schedule 1.1(79)(iii)(y)	Fountain Assumed Divested Business Liabilities Contracts

Schedule 1.1(79)(vi)	Fountain Indebtedness

Schedule 1.1(93)(A)	Fountain Tier I Specified Employees

Schedule 1.1(93)(B)	Fountain Tier II Specified Employees

Schedule 1.1(97)(A)	Members of the Fountain Group whose former employees are not Former Fountain Employees

Schedule 1.1(97)(B)	Members of the Athens North American R/SB Group or Trident Group whose former employees shall be treated as Former Fountain Employees

Schedule 1.1(124)	License Agreements

Schedule 1.1(179)	Transition Services Agreement

Schedule 1.1(186)	Trident Equity Plans

Schedule 1.1(187)	Trident Group

Schedule 1.1(193)(vi)	Trident Retained Assets

Schedule 1.1(195)(v)	Trident Retained Contracts

Schedule 1.1(196)(i)	Trident Retained Liabilities

Schedule 1.1(196)(iii)(x)	Trident Retained Divested Business Liabilities

Schedule 1.1(196)(iii)(y)	Trident Retained Divested Business Liabilities Contracts

Schedule 2.2(a)	Step Plan

Schedule 2.2(b)	Shared Contracts

Schedule 2.3(b)	Contracts or Arrangements to be Entered Into by Fountain

Schedule 2.10(a)(i)	Trident Removal of Guarantees

Schedule 2.10(a)(ii)	Fountain Removal of Guarantees

Schedule 5.6(a)	Asbestos-Related Agreements

Schedule 5.6(b)	Asbestos-Related Actions

Schedule 6.1(c)	Trident Corporate Employees

Schedule 6.3(a)	Fountain Nonqualified Deferred Compensation Plans

B-iv

Schedule 6.3(b)	Trident Nonqualified Deferred Compensation Plans

Schedule 6.4(a)	Fountain Pension Plans

Schedule 6.4(b)	Trident Retained Pension Plans

Schedule 6.5(a)	Fountain Savings Plans

Schedule 6.5(b)	Trident Retained Savings Plans

Schedule 6.6(a)	Trident Retiree Medical Plans

Schedule 6.6(b)	Fountain Retiree Medical Plans

Schedule 6.8(c)	Employees on International Assignment

Schedule 6.8(d)	Fountain Retention Letters

Schedule 6.9(c)	Service Credit Under Employee Benefit Plans

Schedule 6.13(a)	Employees Transferred to Trident

Schedule 6.13(b)(1)	Fountain Liability to Fountain Specified Employees

Schedule 6.13(b)(2)	Trident Liability to Fountain Specified Employees

List of Exhibits

Exhibit A	Tax Sharing Agreement

B-v

SEPARATION AND DISTRIBUTION AGREEMENT

SEPARATION AND DISTRIBUTION AGREEMENT (this “Agreement”), dated as of March 27, 2012, by and among TYCO INTERNATIONAL LTD., a corporation limited by shares (Aktiengesellschaft) organized under the laws of Switzerland (“Trident”), TYCO FLOW CONTROL INTERNATIONAL LTD., a corporation limited by shares (Aktiengesellschaft) organized under the laws of Switzerland (“Fountain”) and, solely for the purposes of the Specified Sections of this Agreement, THE ADT CORPORATION, a Delaware corporation (“Athens NA”).

W I T N E S S E T H:

WHEREAS, Trident, acting through its direct and indirect Subsidiaries, currently conducts a number of businesses, including the Fountain Business (as defined herein);

WHEREAS, the Board of Directors of Trident (the “Board”) has determined that it is appropriate, desirable and in the best interests of Trident and its stockholders to separate the Fountain Business from Trident (the “Fountain Separation”) and to divest the Fountain Business in the manner contemplated by this Agreement and the Merger Agreement, dated as of March 27, 2012 (as the same may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), among Trident, Fountain, Panthro Acquisition Co., a Delaware corporation (“AcquisitionCo”), Panthro Merger Sub, Inc., a Minnesota corporation (“Merger Sub”) and Pentair, Inc., a Minnesota corporation (“Patriot”);

WHEREAS, in addition to the above, the Board had previously determined that it is appropriate, desirable and in the best interests of Trident and its stockholders to separate from Trident the Athens North American R/SB Business, which shall be owned and conducted, directly or indirectly, by Athens NA (the “Athens NA Separation”) pursuant to, among others, a separation agreement between Trident and Athens NA (as the same may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Athens NA Agreement”);

WHEREAS, in order to effect the Fountain Separation, the Board has determined that it is appropriate, desirable and in the best interests of Trident and its stockholders (i) to enter into a series of transactions whereby Fountain and/or one or more members of the Fountain Group will, collectively, own all of the Fountain Assets and assume (or retain) all of the Fountain Liabilities and (ii) for Trident to distribute to the holders of Trident Common Stock on a pro rata basis (without consideration being paid by such stockholders) all of the outstanding shares of common stock, par value CHF 0.50 per share, of Fountain (the “Fountain Common Stock”) (such transactions as they may be amended or modified from time to time, collectively, the “Fountain Plan of Separation”);

WHEREAS, each of Trident and Fountain has determined that it is necessary and desirable, on or prior to the Effective Time (as defined herein), (i) to allocate and transfer to the applicable Party or its Subsidiaries those Assets, and to allocate and assign to the applicable Party or its Subsidiaries responsibility for those Liabilities, in respect of the activities of the applicable Businesses of such entities and (ii) to allocate, transfer and/or assign, as applicable, to the applicable Party or its Subsidiaries those Assets and Liabilities in respect of other current and former businesses and activities of Trident and its current and former Subsidiaries;

WHEREAS, the Parties contemplate that, pursuant to the Merger Agreement, after the Fountain Distribution, Merger Sub will be merged with and into Patriot, with Patriot surviving the Merger as an indirect wholly owned subsidiary of Fountain, and the outstanding common stock of Patriot shall be converted into the right to receive shares of Fountain on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, it is the intention of the Parties that the contribution of Assets to, and the assumption of Liabilities by, Fountain, together with the corresponding distribution of the Fountain Common Stock, qualifies as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the “Code”) and that this Agreement is, and is hereby adopted as, a “plan of reorganization” under Section 368 of the Code;

WHEREAS, it is the intention of the Parties that the distribution of the Fountain Common Stock to the stockholders of Trident will qualify as tax-free under Section 355(a) of the Code to such stockholders, and as tax-free to Trident under Section 361(c) of the Code; and

WHEREAS, the Parties desire to set forth the principal arrangements among them regarding the foregoing transactions and to make certain covenants and agreements specified herein in connection therewith and to prescribe certain conditions relating thereto.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1. General

As used in this Agreement, the following terms shall have the following meanings:

(1) “Acceptable Forms” shall have the meaning set forth in Section 2.7.

(2) “Acceptable Terms” shall have the meaning set forth in the Merger Agreement.

(3) “Accountant” shall have the meaning set forth in Section 3.5(b).

(4) “Action” shall mean any demand, action, claim, suit, countersuit, arbitration, inquiry, subpoena, case, litigation, proceeding or investigation (whether civil, criminal, administrative or investigative) by or before any court or grand jury, any Governmental Entity or any arbitration or mediation tribunal.

(5) “AcquisitionCo” shall have the meaning set forth in the recitals.

(6) “Adjusted Fountain Exercise Price” shall have the meaning set forth in Section 6.01(a)(iii).

(7) “Adjusted Trident Exercise Price” shall have the meaning set forth in Section 6.01(b)(iii).

(8) “Allocable portion of Insurance Proceeds” shall have the meaning set forth in Section 10.4(c).

(9) “Allocable share of the deductible” shall have the meaning set forth in Section 10.4(d).

(10) “Athens NA” shall have the meaning set forth in the preamble.

(11) “Athens NA Agreement” shall have the meaning set forth in the recitals.

(12) “Athens NA Common Stock” shall mean the common stock, par value $.0.01 per share of Athens NA.

(13) “Athens NA Distribution” shall mean the distribution on the Athens NA Distribution Date to holders of record of shares of Trident Common Stock as of the Athens NA Distribution Record Date of the Athens NA Common Stock owned by Trident pursuant to the Athens NA Agreement.

(14) “Athens NA Distribution Date” shall mean the date on which Trident distributes all of the issued and outstanding shares of Athens NA Common Stock to the holders of Trident Common Stock.

(15) “Athens NA Distribution Record Date” shall mean such date as may be determined by the Board as the record date for the Athens NA Distribution.

(16) “Athens NA Separation” shall have the meaning set forth in the recitals.

(17) “Athens North American R/SB Business” shall mean the residential and small business security business of Trident in the United States, Canada, Puerto Rico and the U.S. Virgin Islands.

(18) “Athens North American R/SB Group” shall mean (i) Athens NA and (ii) each Person that is a direct or indirect Subsidiary of Athens NA immediately after the Athens NA Distribution Date.

(19) “Athens North American R/SB Indemnitees” shall mean each member of the Athens North American R/SB Group and their respective directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing.

(20) “Affiliate” shall mean, when used with respect to a specified Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such specified Person. For the purposes of this definition, “control”, when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. It is expressly agreed that no Party or member of any Group shall be deemed to be an Affiliate of another Party or member of such other Party’s Group by reason of having one or more directors in common.

(21) “Ancillary Agreements” shall mean the Conveyancing and Assumption Instruments, the Tax Sharing Agreement, the License Agreements, and the Transition Services Agreement.

(22) “Annual Reports” shall have the meaning set forth in Section 5.3(d).

(23) “Applicable Fountain Percentage” shall mean forty percent (40%).

(24) “Applicable Percentage” shall mean (i) as to Trident, the Applicable Trident Percentage and (ii) as to Fountain, the Applicable Fountain Percentage.

(25) “Applicable Trident Percentage” shall mean sixty percent (60%).

(26) “Assets” shall mean assets, properties, claims and rights (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the Records or financial statements of any Person, including the following:

(i) all accounting and other legal and business books, records, ledgers and files whether printed, electronic or written;

(ii) all apparatuses, computer hardware and other electronic data processing and communications equipment, fixtures, machinery, equipment, furniture, office equipment, automobiles, trucks, aircraft and other transportation equipment, special and general tools, test devices, molds, tooling, dies, prototypes and models and other tangible personal property;

(iii) all inventories of products, goods, materials, parts, raw materials and supplies;

(iv) all interests in and rights with respect to real property of whatever nature, including easements, whether as owner, mortgagee or holder of a Security Interest in real property, lessor, sublessor, lessee, sublessee or otherwise;

(v) all interests in any capital stock or other equity interests of any Subsidiary or any other Person, all bonds, notes, debentures or other securities issued by any Subsidiary or any other Person, all loans, advances or other extensions of credit or capital contributions to any Subsidiary or any other Person and all other investments in securities of any Person;

(vi) all licenses, Contracts, leases of personal property, open purchase orders for raw materials, supplies, parts or services, unfilled orders for the manufacture and sale of products and other Contracts or commitments;

(vii) all deposits, letters of credit and performance and surety bonds;

(viii) all written (including in electronic form) technical information, data, specifications, research and development information, engineering drawings and specifications, operating and maintenance manuals, and materials and analyses prepared by consultants and other third parties;

(ix) all Intellectual Property;

(x) all Software;

(xi) all Information;

(xii) all prepaid expenses, trade accounts and other accounts and notes receivables;

(xiii) all rights under Contracts, all claims or rights against any Person, causes in action or similar rights, whether accrued or contingent;

(xiv) all rights under insurance policies and all rights in the nature of insurance, indemnification or contribution;

(xv) all licenses, permits, approvals and authorizations which have been issued by any Governmental Entity;

(xvi) all cash or cash equivalents, bank accounts, lock boxes and other third-party deposit arrangements; and

(xvii) all interest rate, currency, commodity or other swap, collar, cap or other hedging or similar Contracts or arrangements.

(27) “Assume” shall have the meaning set forth in Section 2.3; and the terms “Assumed” and “Assumption” shall have their correlative meanings.

(28) “Assumed Trident Contingent Liabilities” shall mean any of the Liabilities set forth on Schedule 1.1(28).

(29) “Audited Party” shall have the meaning set forth in Section 5.3(b).

(30) “Board” shall have the meaning set forth in the preamble.

(31) “Bridge Note” shall have the meaning set forth in the Merger Agreement.

(32) “Business” shall mean the Trident Retained Business or the Fountain Business, as applicable.

(33) “Business Day” means any day that is not a Saturday, a Sunday or any other day on which banks are required or authorized by Law to be closed in The City of New York, Minneapolis, Minnesota or Schaffhausen, Switzerland.

(34) “Business Entity” shall mean any corporation, partnership, limited liability company, joint venture or other entity which may legally hold title to Assets.

(35) “Claims Administration” shall mean the processing of claims made under the Shared Policies, including the reporting of losses or claims to insurance carriers, management and defense of claims and providing for appropriate releases upon settlement of claims.

(36) “Closing” shall have the meaning set forth in the Merger Agreement.

(37) “Closing Amount” shall have the meaning set forth in Section 3.5(c)(iii).

(38) “Closing Date” shall have the meaning set forth in the Merger Agreement.

(39) “Closing Net Indebtedness” shall have the meaning set forth in Section 3.5(a).

(40) “Closing Trident Stock Price” shall have the meaning set forth in Section 6.1(a)(ii).

(41) “Closing Working Capital” shall have the meaning set forth in Section 3.5(a).

(42) “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(43) “Code” shall have the meaning set forth in the preamble.

(44) “Commission” shall mean the United States Securities and Exchange Commission.

(45) “Competitive Activities” shall have the meaning set forth in Section 5.2(a).

(46) “Confidential Information” shall mean all non-public, confidential or proprietary Information concerning a Party and/or its Subsidiaries or their past, current or future activities, businesses or operations, or that was provided to a Party by a third party in confidence, except for any Information that (i) is publicly available through no fault of the receiving Party or its Subsidiaries, (ii) is lawfully acquired by such Party or its Subsidiaries from other sources, (iii) is independently developed by the receiving Party, (iv) is necessary for a Party to enforce its rights under this Agreement or an Ancillary Agreement or (v) is required to be disclosed pursuant to applicable Law (including in connection with financial statements or Tax Returns), stock exchange rule, subpoena or legal process, provided that the receiving Party promptly notifies the disclosing Party of any such requirement, discloses no more Information than is so required and cooperates at the disclosing Party’s expense in any attempt to obtain a protective order or similar treatment.

(47) “Consents” shall mean any consents, waivers or approvals from, or notification requirements to, any Person other than a Governmental Entity.

(48) “Continuing Arrangements” shall mean those arrangements set forth on Schedule 1.1(48).

(49) “Contract” shall mean any agreement, contract, subcontract, obligation, binding understanding, note, indenture, instrument, option, lease, promise, arrangement, release, warranty, license, sublicense, insurance policy, benefit plan, purchase order or legally binding commitment or undertaking of any nature (whether written or oral and whether express or implied).

(50) “Conveyancing and Assumption Instruments” shall mean, collectively, the various Contracts and other documents heretofore entered into and to be entered into to effect the Transfer of Assets and the Assumption of Liabilities in the manner contemplated by this Agreement and the Fountain Plan of Separation, or otherwise relating to, arising out of or resulting from the transactions contemplated by this Agreement in such form or forms as Trident, Fountain and Patriot reasonably agree and are consistent with the requirements of Section 2.7.

(51) “Current Assets” shall mean the current assets of the Fountain Business determined in accordance with GAAP on a basis consistent with the preparation of the audited combined balance sheet included in the Audited Financial Statements (as defined in the Merger Agreement), including Intercompany Trade Receivables; provided that “Current Assets” shall not include (i) cash and cash equivalents, (ii) marketable securities, (iii) Other Intercompany Receivables or (iv) any items set forth on Schedule 1.1(51).

(52) “Current Liabilities” shall mean the current liabilities of the Fountain Business determined in accordance with GAAP on a basis consistent with the preparation of the audited combined balance sheet included in the Audited Financial Statements (as defined in the Merger Agreement), including Intercompany Trade Payables; provided that “Current Liabilities” shall not include (i) any item included in the calculation of Closing Net Indebtedness (including the current portion of any indebtedness for borrowed money), (ii) Other Intercompany Payables and Loans, (iii) any amounts payable to Fountain Employees in respect of severance or with respect to retention bonus or similar payments (A) to the extent such amounts are to be reimbursed by the Trident Group or the Trident Group is otherwise obligated to make such payments, in either case, pursuant to this Agreement or otherwise or (B) with respect to Fountain Tier I Employees in an amount up to $6,700,000, or (iv) any items set forth on Schedule 1.1(52).

(53) “D&O Tail Policies” shall have the meaning set forth in Section 10.2(a).

(54) “Default Interest Rate” shall mean a rate of LIBOR plus 500 basis points calculated on the basis of a year of three-hundred sixty (360) days.

(55) “Deferred Stock Unit” shall mean a unit granted by Trident pursuant to one of the Trident Equity Plans representing a general unsecured promise by Trident to deliver a share of Trident Common Stock.

(56) “Disability Plan” (i) when immediately preceded by “Trident,” shall mean any short-term disability program and long-term disability program sponsored by Trident and (ii) when immediately preceded by “Fountain,” shall mean the short-term disability program and long-term disability program to be established by Fountain under Section 6.7(d).

(57) “Distribution Agent” shall mean the distribution agent selected by Trident in connection with the Fountain Separation.

(58) “Distribution Ratio” means the quotient of (i) the product of (x) the number of shares of Patriot Common Stock outstanding (determined on a fully-diluted basis calculated in accordance with the treasury method under GAAP without taking into account tax consequences to any party or any applicable vesting provisions) immediately prior to the Effective Time, multiplied by (y) 1.10526316 divided by (ii) the number of shares of Trident Common Stock outstanding (determined on a fully-diluted basis calculated in accordance with the treasury method under GAAP without taking into account tax consequences to any party or any applicable vesting provisions) immediately prior to the Effective Time.

(59) “DOJ” means the United States Department of Justice.

(60) “Effective Time” shall mean 12:01 a.m., Eastern Standard Time, on the Fountain Distribution Date.

(61) “EPL Tail Policies” shall have the meaning set forth in Section 10.2(c).

(62) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(63) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time that reference is made thereto.

(64) “Fiduciary Tail Policies” shall have the meaning set forth in Section 10.2(b).

(65) “Fountain” shall have the meaning set forth in the preamble.

(66) “Fountain Assets” shall mean:

(i) the ownership interests in those Business Entities that are members of the Fountain Group;

(ii) all Fountain Contracts, any rights or claims arising thereunder, and any other rights or claims or contingent rights or claims primarily relating to or arising from any Fountain Asset or the Fountain Business;

(iii) any and all Assets reflected on the Fountain Balance Sheet and any Assets acquired by or for Fountain or any member of the Fountain Group subsequent to the date of such balance sheet which, had they been so acquired on or before such date and owned as of such date, would have been reflected on such balance sheet if prepared on a consistent basis, subject to any dispositions of any of such Assets subsequent to the date of such balance sheet not made in violation of the Merger Agreement;

(iv) subject to Article X, any and all rights of any member of the Fountain Group under any Policies, including any rights thereunder arising after the Fountain Distribution Date in respect of any Policies that are occurrence policies;

(v) any and all Assets owned or held immediately prior to the Effective Time by Trident or any of its Subsidiaries that primarily relate to or are primarily used in the Fountain Business;

(vi) the Assets set forth on Schedule 1.1(66)(vi) and any and all Assets that are expressly contemplated by this Agreement or any Ancillary Agreement as Assets that have been or that are to be Transferred to Fountain or any other member of the Fountain Group; and

(vii) any and all furnishings and office equipment located at a physical site to the extent the ownership or leasehold interest with respect to such physical site is being Transferred to or retained by Fountain; provided that personal computers shall be Transferred to Fountain if, following the Effective Time, the Fountain Group employs the applicable employee who, prior to the Effective Time, used such personal computer.

Notwithstanding the foregoing, the Fountain Assets shall not include (x) any Assets to the extent they are expressly contemplated by this Agreement or any Ancillary Agreement (or the Schedules hereto or thereto) as Assets to be retained by or Transferred to any member of the Trident Group or (y) cash or cash equivalents held as of or prior to the Effective Time except to the extent taken into account in determining the amount of Net Indebtedness pursuant to Section 3.4 or Closing Net Indebtedness pursuant to Section 3.5.

In the event of any inconsistency or conflict that may arise in the application or interpretation of this definition or the definition of “Trident Retained Assets”, for purposes of determining what is and is not a Fountain Asset: (1) the explicit inclusion of an item on a Schedule referred to in this definition shall take priority over any textual provision of this definition that would otherwise operate to exclude such Asset from the definition of “Fountain Assets” and (2) Assets referred to in clause (iii) of this definition shall take priority over Assets otherwise referred to in clause (v) of Section 1.1(193).

(67) “Fountain Balance Sheet” shall mean the audited combined balance sheet of the Fountain Group, including the notes thereto, as of September 30, 2011, made available to Patriot pursuant to Section 2.05(c) of the Merger Agreement.

(68) “Fountain Business” shall mean the business and operations of the Fountain segment of Trident as each is described in the Fountain Draft Form 10 and (ii) any businesses or operations acquired or established by or for Fountain or any of its Subsidiaries after the date of this Agreement.

(69) “Fountain Common Stock” shall have the meaning set forth in the recitals hereto.

(70) “Fountain Contracts” shall mean the following Contracts (or parts thereof) to which Trident or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or any of their respective Assets is bound, whether or not in writing, except for any such Contract (or part thereof) that is expressly contemplated to be Transferred to, or to remain with, a member of the Trident Group, pursuant to any provision of this Agreement or any Ancillary Agreement:

(i) any Contract entered into in the name of, or expressly on behalf of, any division, business unit or member of the Fountain Group;

(ii) any Contract that primarily relates to the Fountain Business;

(iii) any Contract representing capital or operating equipment lease obligations reflected on the Fountain Balance Sheet;

(iv) any Contract (or part thereof), that is otherwise expressly contemplated pursuant to this Agreement (including pursuant to Section 2.2(b)) or any of the Ancillary Agreements to be assigned to any member of the Fountain Group;

(v) any Contract set forth on Schedule 1.1(70)(v); and

(vi) to the extent the same is given with respect to, or in favor of, any member of the Fountain Group, any guarantee, indemnity, representation or warranty.

(71) “Fountain Deferred Compensation Liabilities” shall have the meaning set forth in Section 6.3(a)(i).

(72) “Fountain Distribution” shall mean the distribution on the Fountain Distribution Date to holders of record of shares of Trident Common Stock as of the Fountain Distribution Record Date of the Fountain Common Stock owned by Trident as set forth in Section 4.1.

(73) “Fountain Distribution Date” shall mean the date on which Trident distributes all of the issued and outstanding shares of Fountain Common Stock to the holders of Trident Common Stock, which shall be on the Closing Date or a date that is no more than one Business Day before the Closing Date, or on such other date that is mutually agreed between Trident and Patriot.

(74) “Fountain Distribution Record Date” shall mean such date as may be determined by the Board as the record date for the Fountain Distribution.

(75) “Fountain Draft Form 10” shall mean the draft registration statement on Form 10 as set forth in Section 2.05(b) of the Trident Disclosure Letter (as such term is defined in the Merger Agreement).

(76) “Fountain Employee” shall mean an active employee or an employee on vacation or on approved leave of absence (including maternity, paternity, parental, family, short-term or long-term sick leave, qualified military service and other approved leaves) who immediately following the Fountain Distribution Date is employed by Fountain or any member of the Fountain Group. Fountain Employee shall also include any employee of an entity in the Fountain Group who, as of the Fountain Distribution Date, is receiving short-term or long-term disability benefits or workers’ compensation benefits.

(77) “Fountain Group” shall mean (i) Fountain, (ii) each of the entities set forth on Schedule 1.1(77) and (iii) any Person not set forth on Schedule 1.1(77) but that is as direct or indirect Subsidiary of Fountain immediately following the Effective Time as described in Schedule 4.01(b) of the Trident Disclosure Letter (as defined in the Merger Agreement).

(78) “Fountain Indemnitees” shall mean each member of the Fountain Group (including Patriot and its Subsidiaries from and after the Closing) and their respective directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing.

(79) “Fountain Liabilities” shall mean:

(i) any and all Liabilities that are (a) expressly contemplated by this Agreement or any Ancillary Agreement (or the Schedules hereto or thereto) to be Assumed by any member of the Fountain Group, (b) expressly Assumed by any member of the Fountain Group under this Agreement or any Ancillary Agreements or (c) set forth on Schedule 1.1(79)(i);

(ii) any and all Liabilities primarily relating to, arising out of or resulting from:

(a) the operation or conduct of the Fountain Business, as conducted at any time prior to, on or after the Effective Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority));

(b) the operation or conduct of any business conducted by any member of the Fountain Group at any time after the Effective Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority)); or

(c) any Fountain Assets, whether arising before, on or after the Effective Time;

(iii) any Liabilities (x) to the extent relating to, arising out of or resulting from any terminated or divested Business Entity, business or operation (A) formerly and primarily owned or managed by or primarily associated with any member of the Fountain Group or the Fountain Business or (B) set forth on Schedule 1.1(79)(iii)(x) or (y) to the extent arising from any of the Contracts set forth in Schedule 1.1(79)(iii)(y);

(iv) the Applicable Fountain Percentage of any Assumed Trident Contingent Liability;

(v) any Liabilities relating to any Fountain Employee or Former Fountain Employee in respect of the period prior to, on or after the Effective Time;

(vi) any Liabilities relating to, arising out of or resulting from (x) any Indebtedness (including debt securities and asset-backed debt) of any member of the Fountain Group or Indebtedness (regardless of the issuer of such Indebtedness) incurred after the Effective Time and exclusively relating to the Fountain Business, (y) any Indebtedness (regardless of the issuer of such Indebtedness) incurred after the Effective Time and secured exclusively by any of the Fountain Assets (including any Liabilities relating to, arising out of or resulting from a claim by a holder of any such Indebtedness, in its capacity as such) or (z) any Indebtedness arising from the Financing (as defined in the Merger Agreement) or set forth on Schedule 1.1(79)(vi); and

(vii) all Liabilities reflected as liabilities or obligations on the Fountain Balance Sheet, and all Liabilities arising or Assumed after the date of such balance sheet which, had they arisen or been Assumed on or before such date and been retained as of such date, would have been reflected on such balance sheet if prepared on a consistent basis, subject to any discharge of such Liabilities subsequent to the date of the Fountain Balance Sheet.

Notwithstanding anything to the contrary herein, the Fountain Liabilities shall not include:

(v) any Liabilities of Yarway whether or not such Liability also was a Liability of the Fountain Group whether as a result of (A) the limited liability of Yarway being disregarded, (B) the transfer of Assets from Yarway or (C) otherwise;

(w) any Liabilities that are expressly contemplated by this Agreement or any Ancillary Agreement (or the Schedules hereto or thereto) as Liabilities to be retained or Assumed by any member of the Trident Group;

(x) any Contracts expressly Assumed or expressly contemplated to be assumed by any member of the Trident Group under this Agreement or any Ancillary Agreements;

(y) any Liabilities expressly discharged pursuant to Section 2.4 of this Agreement; and

(z) any indebtedness for borrowed money or Other Intercompany Payables and Loans (other than obligations under capital leases) outstanding as of the Effective Time except to the extent taken into account in determining the amount of Net Indebtedness pursuant to Section 3.4 or Closing Net Indebtedness pursuant to Section 3.5.

In the event of any inconsistency or conflict that may arise in the application or interpretation of this definition or the definition of “Trident Retained Liabilities”, for the purpose of determining what is and is not a Fountain Liability: (1) the explicit inclusion of an item on a Schedule referred to in this definition shall take priority over any textual provision of this definition that would otherwise operate to exclude such Liability from the definition of “Fountain Liability” and (2) Liabilities referred to in clause (vii) of this definition shall take priority over Liabilities otherwise referred to in clause (ii) of Section 1.1(196).

(80) “Fountain Master Trust” shall have the meaning set forth in Section 6.4(a)(ii)(A).

(81) “Fountain Nonqualified Deferred Compensation Plans” shall mean the nonqualified deferred compensation plans listed in Schedule 6.3(a) and any plans established prior to the Fountain Distribution Date the purposes of which are to assume the Fountain Deferred Compensation Liabilities in accordance with Section 6.3(a).

(82) “Fountain Option” shall have the meaning set forth in Section 6.1(a)(i).

(83) “Fountain Pension Plans” shall have the meaning set forth in Section 6.4(a)(i).

(84) “Fountain Plan of Separation” shall have the meaning set forth in the preamble.

(85) “Fountain Plans” shall mean the employee benefit plans, policies, programs, payroll practices, and arrangements established or assumed by the Fountain Group under this Agreement for the benefit of Fountain Employees and where applicable, Former Fountain Employees.

(86) “Fountain Policies” shall mean all Policies, current or past, which are owned or maintained by or on behalf of Trident or any Subsidiary of Trident, which relate exclusively to the Fountain Business and which Policies are either maintained by Fountain or a member of the Fountain Group or assignable to Fountain or a member of the Fountain Group.

(87) “Fountain Retiree Medical Plans” shall have the meaning set forth in Section 6.6.

(88) “Fountain RSIP” shall have the meaning set forth in Section 6.5(a)(i).

(89) “Fountain Savings Plans” shall mean the Fountain RSIP and any defined contribution retirement plans listed in Schedule 6.5(a).

(90) “Fountain Separation” shall have the meaning set forth in the preamble.

(91) “Fountain Shared Policies” shall mean all Policies, current or past, which are owned or maintained by or on behalf of Trident or any Subsidiary of Trident which relate to the Fountain Business, other than Fountain Policies.

(92) [Reserved].

(93) “Fountain Specified Employees” means those individuals listed in Schedule 1.1(93)(A) (the “Fountain Tier I Specified Employees”) and those individuals listed on Schedule 1.1(93)(B) (the “Fountain Tier II Specified Employees”), and any other individuals mutually agreed by Trident and Patriot prior to the Fountain Distribution.

(94) “Fountain Treasury Shares” shall have the meaning set forth in Section 3.7.

(95) “Fountain US Pension Plans” shall have the meaning set forth in Section 6.4(a)(ii).

(96) “Force Majeure” shall mean, with respect to a Party, an event beyond the control of such Party (or any Person acting on its behalf), which by its nature could not have been foreseen by such Party (or such Person), or, if it could have been foreseen, was unavoidable, and includes, without limitation, acts of God, storms, floods, riots, labor unrest, pandemics, nuclear incidents, fires, sabotage, civil commotion or civil unrest, interference by civil or military authorities, acts of war (declared or undeclared) or armed hostilities or other national or international calamity or one or more acts of terrorism or failure of energy sources or distribution facilities. Notwithstanding the foregoing, the receipt by a Party of a hostile takeover offer, even if unforeseen or unavoidable, and such Party’s response thereto shall not be deemed an event of Force Majeure.

(97) “Former Fountain Employee” shall mean any former employee who terminated employment with all members of the Trident controlled group of corporations before the Fountain Distribution Date and who was last employed by (A) a member of the Fountain Group other than those members of the Fountain Group identified on part A of Schedule 1.1(97) or (B) a member of the Trident Group identified on part B of Schedule 1.1(97).

(98) “Former Trident Employee” shall mean any former employee who terminated employment with all members of the Trident controlled group of corporations before the Fountain Distribution Date and who is not a Former Fountain Employee.

(99) “GAAP” means the generally accepted accounting principles in the United States.

(100) “Governmental Approvals” shall mean any notices or reports to be submitted to, or other filings to be made with, or any consents, registrations, approvals, permits or authorizations to be obtained from, any Governmental Entity.

(101) “Governmental Entity” shall mean any nation or government, any state, municipality or other political subdivision thereof and any entity, body, agency, commission, department, board, bureau or court, whether domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any executive official thereof.

(102) “Group” shall mean (i) with respect to Trident, the Trident Group, (ii) with respect to Athens NA, the Athens North American R/SB Group and (iii) with respect to Fountain, the Fountain Group.

(103) “Group Insurance Plans” when immediately preceded by “Trident,” shall mean any basic life insurance, dependent life insurance, optional life insurance, accidental death and dismemberment insurance, business travel accident insurance, long term care insurance and executive group universal life insurance programs sponsored by Trident and (ii) when immediately preceded by “Fountain,” shall mean the basic life insurance, dependent life insurance, optional life insurance, accidental death and dismemberment insurance, business travel accident insurance, long term care insurance and executive group universal life insurance program to be established by Fountain under Section 6.7(e).

(104) “Guaranty Release” shall have the meaning set forth in Section 2.10(b).

(105) “Health Plans” when immediately preceded by “Trident,” shall mean the Trident International employee health benefit plans, any other medical, HMO, prescription drugs, vision, and dental plans and any similar or successor plans and (ii) when immediately preceded by “Fountain,” shall mean employee health benefit plans, any other medical, HMO, prescription drugs, vision, and dental plans and any similar or successor plans program to be established by Fountain under Section 6.7(a).

(106) “HIPAA” shall have the meaning set forth in Section 6.8(e).

(107) “Income Taxes” shall have the meaning set forth in the Tax Sharing Agreement.

(108) “Indebtedness” of any Person means, without duplication, (i) the principal of and accreted value and accrued and unpaid interest in respect of (A) indebtedness of such Person for money borrowed and (B) obligations evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement or capital lease (but excluding trade accounts payable and other accrued expenses incurred in the ordinary course of business); (iii) all obligations, contingent or otherwise, of such Person under letters of credit; (iv) all obligations, contingent or otherwise, of such Person under any interest rate, currency or other hedging agreements; and (v) all obligations of the type referred to in clauses (i) through (iv) of any Persons the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise.

(109) “Indemnifiable Loss” and “Indemnifiable Losses” shall mean any and all damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including the costs and expenses of any and all Actions and demands, assessments, judgments, settlements and compromises relating thereto and the reasonable costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder), excluding special, consequential, indirect and punitive damages (other than special, consequential, indirect and/or punitive damages awarded to any third party against an Indemnitee) and Taxes and any other amounts payable pursuant to the Tax Sharing Agreement.

(110) “Indemnifying Party” shall have the meaning set forth in Section 8.5(b).

(111) “Indemnitee” shall have the meaning set forth in Section 8.5(b).

(112) “Indemnity Payment” shall have the meaning set forth in Section 8.9(a).

(113) “Information” shall mean information, content and data in written, oral, electronic, computerized, digital or other tangible or intangible media, including studies, reports, records, books, contracts, instruments, surveys, lists, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), communications and other materials otherwise related to or made or prepared in connection with or in preparation for any legal proceeding, and other technical, financial, employee or business information or data, documents, correspondence, materials, product literature, files, policies, procedures and manuals.

(114) “Insurance Administration” shall mean, with respect to each Shared Policy, the accounting for premiums, retrospectively-rated premiums, defense costs, indemnity payments, deductibles and retentions, as appropriate, under the terms and conditions of each of the Shared Policies; and the reporting to excess insurance carriers of any losses or claims which may cause the per-occurrence, per claim or aggregate limits of any Shared Policy to be exceeded, and the distribution of Insurance Proceeds as contemplated by this Agreement.

(115) “Insurance Proceeds” shall mean those monies (i) received by an insured from an insurance carrier, including due to premium adjustments, whether or not retrospectively rated, or (ii) paid by an insurance carrier on behalf of an insured, in either case net of any applicable premium deductible or self insured retention. For the avoidance of doubt, “Insurance Proceeds” shall not include any costs or expenses incurred by a Party in pursuing insurance coverage.

(116) “Insured Claims” shall mean those Liabilities that, individually or in the aggregate, are covered within the terms and conditions of any of the Shared Policies, whether or not subject to deductibles, co-insurance, self-insured retentions, or uncollectibility due to insurer insolvency.

(117) “Intellectual Property” shall mean all worldwide intellectual property, proprietary and industrial property rights of any kind or nature, including all U.S. and foreign (i) patents, patent applications, inventions and invention disclosures and utility models, (ii) Trademarks, (iii) copyrights and copyrightable subject matter, including Software, (iv) rights of publicity, (v) moral rights and rights of attribution and integrity, (vi) technology, trade secrets, know-how, processes, formulae, models, methodologies, discoveries, ideas, concepts, techniques, designs, specifications, drawings, blueprints, diagrams, models and prototypes and all other Confidential Information, (vii) rights of privacy and rights to personal information, (viii) vanity telephone numbers, (ix) all applications, registrations, continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof for any of the foregoing and (x) all rights and remedies against infringement, misappropriation or other violation of the foregoing prior to the Effective Time.

(118) “Intercompany Trade Payables” shall mean all intercompany trade payables between any member of the Trident Group, on the one hand, and any member of the Fountain Group, on the other hand, which exist and are reflected in the accounting records of the Parties as of the close of business on the day prior to the Fountain Distribution Date.

(119) “Intercompany Trade Receivables” shall mean all intercompany trade receivables between any member of the Trident Group, on the one hand, and any member of the Fountain Group, on the other hand, which exist and are reflected in the accounting records of the Parties as of the close of business on the day prior to the Fountain Distribution Date.

(120) “Law” shall mean any U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, income tax treaty, order, requirement or rule of law (including common law) or other binding directives of any Governmental Entity.

(121) “Liabilities” shall mean any and all debts, liabilities, costs, expenses, interest and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, reserved or unreserved, determined or determinable, and including those arising under any Law, claim, demand, Action, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity and those arising under any Contract or any fines, damages or equitable relief which may be imposed and including all costs and expenses related thereto regardless of (i) when or where they arose or arise, (ii) whether the facts upon which they are based occurred prior to, on or subsequent to the Effective Time or (iii) where or against whom they are asserted or determined.

(122) “Liable Party” shall have the meaning set forth in Section 2.9(b).

(123) “LIBOR” shall mean an interest rate per annum equal to the applicable three-month London Interbank Offered Rate for deposits in United States dollars published in the Wall Street Journal.

(124) “License Agreements” shall mean the license agreements to be negotiated in good faith between Trident, Fountain and Patriot after the date hereof and prior to the Fountain Distribution Date, and having the terms set forth on Schedule 1.1(124) and such other terms as reasonably agreed among the parties thereto.

(125) “Management Agreement” shall have the meaning set forth in Section 2.5(c).

(126) “Managing Party” shall have the meaning set forth in 7.2(a).

(127) “Merger Agreement” shall have the meaning set forth in the recitals.

(128) “Merger Sub” shall have the meaning set forth in the preamble.

(129) “Net Indebtedness” shall mean, as of any date, (i) any outstanding indebtedness for borrowed money or Other Intercompany Payables and Loans (including the Bridge Note but excluding any amounts canceled or otherwise terminated prior to the Effective Time) (which, for the avoidance of doubt, shall not include obligations under capital leases) plus (ii) Separation Expenses incurred prior to the Fountain Distribution Date and not paid by Trident pursuant to Section 11.5 as of the close of business on the day prior to the Fountain Distribution Date, minus (iii) all cash and cash equivalents and marketable securities; provided that “Net Indebtedness” shall not include any item to the extent included in the calculation of Current Liabilities.

(130) “Net Indebtedness Adjustment” shall have the meaning set forth in Section 3.5(c)(ii).

(131) “Notice of Disagreement” shall have the meaning set forth in Section 3.5(b).

(132) “NYSE” shall mean the New York Stock Exchange.

(133) “Option” (i) when immediately preceded by “Trident,” shall mean an option to purchase shares of Trident Common Stock granted pursuant to one of the Trident Equity Plans or (ii) when immediately preceded by “Fountain,” shall mean an option to purchase shares of Fountain Common Stock as of the Fountain Distribution, which Option shall be granted pursuant to the 2012 Fountain Stock and Incentive Plan (as hereinafter defined) as part of the adjustment to Trident Options in connection with the Fountain Distribution.

(134) “Other Intercompany Payables and Loans” shall have the meaning set forth in Section 2.4(a).

(135) “Other Intercompany Receivables” shall have the meaning set forth in Section 2.4(a).

(136) “Other Parties’ Auditors” shall have the meaning set forth in Section 5.3(c).

(137) “Other Party” shall have the meaning set forth in Section 2.9(a).

(138) “Party” shall mean each of Trident and Fountain; provided, however, for purposes of the Specified Sections of this Agreement only, “Party” shall also mean Athens NA.

(139) “Pension Plans” (i) when immediately preceded by “Trident,” shall mean the pension plans sponsored by Trident described in Section 6.4(c) and (ii) when immediately preceded by “Fountain,” shall mean the pension plans established by Fountain under Section 6.4(b).

(140) “Permitted Acquiree” shall have the meaning set forth in Section 5.2(c).

(141) “Patriot” shall have the meaning set forth in the recitals.

(142) “Performance Share Unit” shall mean a unit granted by Trident pursuant to one of the Trident Equity Plans representing a general unsecured promise by Trident to deliver a share of Trident Common Stock and which is subject to certain performance measures.

(143) “Person” shall mean any natural person, firm, individual, corporation, business trust, joint venture, association, company, limited liability company, partnership or other organization or entity, whether incorporated or unincorporated, or any Governmental Entity.

(144) “PHI” shall have the meaning set forth in Section 6.8(e).

(145) “Policies” shall mean insurance policies and insurance Contracts of any kind (other than life and benefits policies or Contracts), including primary, excess and umbrella policies, comprehensive general liability policies, director and officer liability, fiduciary liability, automobile, aircraft, marine, property and casualty, workers’ compensation and employee dishonesty insurance policies, bonds and self-insurance and captive insurance company arrangements, together with the rights, benefits and privileges thereunder, including the insurance policies written by White Mountain Insurance Company.

(146) “Pre-Distribution Athens NA Stock Price” shall have the meaning set forth in Section 6.01(c)(ii).

(147) “Pre-Distribution Fountain Stock Price” shall have the meaning set forth in Section 6.1(a)(ii).

(148) “Pre-Distribution Trust” shall have the meaning set forth in Section 6.8(k).

(149) “Pre-Distribution Trident Stock Price” shall have the meaning set forth in Section 6.1(b)(ii).

(150) “Provider” shall have the meaning set forth in Section 2.5(c).

(151) “Recipient” shall have the meaning set forth in Section 2.5(c).

(152) “Records” shall mean any Contracts, documents, books, records or files.

(153) [Reserved].

(154) “Restricted Person” shall have the meaning set forth in Section 5.1(a).

(155) “Restricted Stock Unit” (i) when immediately preceded by “Trident,” shall mean a unit granted by Trident pursuant to one of the Trident Equity Plans representing a general unsecured promise by Trident to deliver a share of Trident Common Stock and (ii) when immediately preceded by “Fountain” shall mean a unit granted by Fountain representing a general unsecured promise by Fountain to deliver a share of Fountain Common Stock, which unit is granted pursuant to the 2012 Fountain Stock and Incentive Plan as part of the adjustment to Trident Restricted Stock Units in connection with the Fountain Distribution.

(156) “Retained Fountain Specified Employee” shall have the meaning set forth in Section 6.13(a).

(157) “Retention Letters” shall have the meaning set forth in Section 6.8(d).

(158) “Section 125 Plan” shall mean the flexible spending accounts or flexible benefit plan qualified under Section 125 of the Internal Revenue Code sponsored by Fountain as described in Section 6.7(b).

(159) “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time that reference is made thereto.

(160) “Security Interest” shall mean any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, right of first refusal, deed of trust, voting or other restriction, right-of-way, covenant, condition, easement, servitude, encroachment, permit restriction, restriction on transfer, restrictions or limitations on use of real personal property or any other encumbrance of any nature whatsoever, excluding, however, restrictions on transfer under securities Laws.

(161) “Separation Expenses” shall have the meaning set forth in Section 11.5.

(162) “Severance Plan” (i) when immediately preceded by “Trident,” shall mean any severance program sponsored by Trident and (ii) when immediately preceded by “Fountain,” shall mean the severance program to be established by Fountain under Section 6.7(c).

(163) “Shared Contract” shall have the meaning set forth in Section 2.2(b)(i).

(164) “Shared Policies” shall mean all Policies, current or past, which are owned or maintained by or on behalf of Trident or any of its Subsidiaries which relate to one or more of the Trident Retained Business, the Athens North American R/SB Business or the Fountain Business.

(165) “Shareholder Approval” shall mean the approval by Trident shareholders of the Fountain Distribution and certain related matters necessary to declare and make the Fountain Distribution.

(166) “Software” shall mean all computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, and technology supporting the foregoing, and all documentation, including flowcharts and other logic and design diagrams, technical, functional and other specifications, and user and training materials and other tangible embodiments related to any of the foregoing.

(167) “Specified Sections of this Agreement” shall mean Section 5.1, Section 5.2, Section 5.3, Section 5.5, Section 8.4 and Article XI of this Agreement.

(168) “Statement” shall have the meaning set forth in Section 3.5(a).

(169) “Step Plan” shall mean the reorganization plan set forth in Schedule 2.2(a) (as such Schedule may be modified from time to time in accordance with Section 5.19(c) of the Merger Agreement); provided that any step or action not directly related to the separation of the Fountain Business from the Trident Retained Business shall not be construed as a prerequisite of any subsequent step or action which is directly related to the separation of the Fountain Business from the Trident Retained Business and the failure to occur of any prior step or action not directly related to the separation of the Fountain Business from the Trident Retained Business shall have no effect on any Parties obligation to undertake any subsequent step or action which is directly related to the separation of the Fountain Business from the Trident Retained Business.

(170) “Subsidiary” shall mean with respect to any Person (i) a corporation, fifty percent (50%) or more of the voting or capital stock of which is, as of the time in question, directly or indirectly owned by such Person and (ii) any other partnership, joint venture, association, joint stock company, trust, unincorporated organization or other entity in which such Person, directly or indirectly, owns fifty percent (50%) or more of the equity economic interest thereof or has the power to elect or direct the election of fifty percent (50%) or more of the members of the governing body of such entity or otherwise has control over such entity (e.g., as the managing partner of a partnership).

(171) “Tax” shall have the meaning set forth in the Tax Sharing Agreement.

(172) “Tax Contest” shall have the meaning of the definition of “Audit” as set forth in the Tax Sharing Agreement.

(173) “Tax Return” shall have the meaning set forth in the Tax Sharing Agreement.

(174) “Tax Sharing Agreement” shall mean the Tax Sharing Agreement by and among Trident, Athens NA and Fountain, in the form attached hereto as Exhibit A.

(175) “Third Party Claim” shall have the meaning set forth in Section 8.5(b).

(176) “Third Party Proceeds” shall have the meaning set forth in Section 8.9(a).

(177) “Trademarks” shall mean all U.S. and foreign trademarks, service marks, corporate names, trade names, domain names, logos, slogans, designs, trade dress and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing.

(178) “Transfer” shall have the meaning set forth in Section 2.2(a)(i); and the term “Transferred” shall have its correlative meaning.

(179) “Transition Services Agreement” shall mean the Transition Services Agreement to be negotiated in good faith between Trident, Fountain and Patriot after the date hereof and prior to the Fountain Distribution Date, and having the terms set forth on Schedule 1.1(179) and such other terms as reasonably agreed among the parties thereto.

(180) “Trident” shall have the meaning set forth in the preamble.

(181) “Trident Balance Sheet” shall mean the balance sheet of the Trident Group prepared pursuant to Section 5.03(b) of the Merger Agreement.

(182) “Trident Common Stock” shall mean the issued and outstanding shares of Trident common stock of Trident International Ltd.

(183) “Trident Deferred Compensation Liabilities” shall have the meaning set forth in Section 6.3(b)(i).

(184) “Trident Directors” shall have the meaning set forth in Section 6.1(c)(i).

(185) “Trident Employee” shall mean an active employee or an employee on vacation or on approved leave of absence (including maternity, paternity, parental, family, short-term or long-term sick leave, qualified military service and other approved leaves) who, immediately following the Fountain Distribution Date is employed by Trident or any member of the Trident Group. Trident Employee shall also include any employee of an entity in the Trident Group who, as of the Fountain Distribution Date, is receiving short-term or long-term disability benefits or workers’ compensation benefits.

(186) “Trident Equity Plans” shall mean, collectively, the equity-based plans set forth on Schedule 1.1(186).

(187) “Trident Group” shall mean Trident and each Person (other than any member of the Fountain Group) that is a direct or indirect Subsidiary of Trident as of the date hereof and, except as provided in the definition of Fountain Group, each Subsidiary to be formed after the date hereof and prior to the Effective Time, which shall include the Athens North American R/SB Group and those entities identified as such on Schedule 1.1(187).

(188) “Trident Indemnitees” shall mean Trident, each member of the Trident Group, each of their respective directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing, except the Athens North American R/SB Indemnitees and the Fountain Indemnitees.

(189) “Trident International Management Company Defined Contribution Plans Master Trust” shall mean the trust created by an agreement between the plan sponsor and trustees of the Trident International Retirement Savings and Investment Plans for purposes of holding assets under such plan.

(190) “Trident International Master Retirement Trust” means the trust created by Trident for purposes of holding assets under Trident’s U.S. pension plans.

(191) “Trident Nonqualified Deferred Compensation Plans” shall mean the nonqualified deferred compensation plans set forth in Schedule 6.3(b) and any other legacy nonqualified deferred compensation plan sponsored by members of the Trident Group.

(192) “Trident Regulatory Approvals” shall have the meaning set forth in the Merger Agreement.

(193) “Trident Retained Assets” shall mean:

(i) the ownership interests in those Business Entities that are members of the Trident Group;

(ii) all Trident Retained Contracts, any rights or claims arising thereunder, and any other rights or claims or contingent rights or claims primarily relating to or arising from any Trident Retained Asset or the Trident Retained Business;

(iii) any and all Assets reflected on the Trident Balance Sheet and any Assets acquired by or for Trident or any member of the Trident Group subsequent to the date of such balance sheet which, had they been so acquired on or before such date and owned as of such date, would have been reflected on such balance sheet if prepared on a consistent basis, subject to any dispositions of any of such Assets subsequent to the date of such balance sheet;

(iv) subject to Article X, any and all rights of any member of the Trident Group under any Policies;

(v) any and all Assets owned or held immediately prior to the Effective Time by Trident or any of its Subsidiaries that primarily relate to or are primarily used in the Trident Retained Business;

(vi) the Assets set forth on Schedule 1.1(193)(vi) and any and all Assets that are expressly contemplated by this Agreement or any Ancillary Agreement as Assets that have been or that are to be Transferred to Trident or any other member of the Trident Group; and

(vii) any and all furnishings and office equipment located at a physical site to the extent the ownership or leasehold interest with respect to such physical site is being Transferred to or retained by Trident; provided, that personal computers shall be Transferred to Trident if, following the Effective Time, a Trident Group member employs the applicable employee who, prior to the Effective Time, used such personal computer.

Notwithstanding the foregoing, the Trident Retained Assets shall not include any Assets to the extent they are expressly contemplated by this Agreement or any Ancillary Agreement (or the Schedules hereto or thereto) as Assets to be retained by or Transferred to any member of the Fountain Group.

In the event of any inconsistency or conflict that may arise in the application or interpretation of this definition or the definition of “Fountain Assets”, for purposes of determining what is and is not a Trident Retained Asset: (1) the explicit inclusion of an item on a Schedule referred to in this definition shall take priority over any textual provision of this definition that would otherwise operate to exclude such Asset from the definition of “Trident Retained Assets” and (2) Assets referred to in clause (iii) of this definition shall take priority over Assets otherwise referred to in clause (v) of Section 1.1(66).

(194) “Trident Retained Business” shall mean (i) the business and operations of Trident and the Trident Group other than the Fountain Business, (ii) Trident’s ownership of equity in Atkore International Group Inc. and (iii) any businesses or operations acquired or established by or for Trident or any of its Subsidiaries in connection with the operation of the Trident Retained Business after the date of this Agreement.

(195) “Trident Retained Contracts” shall mean the following Contracts (or parts thereof) to which Trident or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or any of their respective Assets is bound, whether or not in writing, except for any such Contract (or part thereof) that is expressly contemplated to be Transferred to, or to remain with, a member of the Fountain Group, pursuant to any provision of this Agreement or any Ancillary Agreement:

(i) any Contract entered into in the name of, or expressly on behalf of, any division, business unit or member of the Trident Group;

(ii) any Contract that primarily relates to the Trident Retained Business;

(iii) any Contract representing capital or operating equipment lease obligations reflected on the Trident Balance Sheet;

(iv) any Contract (or part thereof), that is otherwise expressly contemplated pursuant to this Agreement (including pursuant to Section 2.2(b)) or any of the Ancillary Agreements to be assigned to any member of the Trident Group;

(v) any Contract set forth on Schedule 1.1(195)(v); and

(vi) to the extent the same is given with respect to, or in favor of, any member of the Trident Group, any guarantee, indemnity, representation or warranty.

(196) “Trident Retained Liabilities” shall mean:

(i) any and all Liabilities that are (a) expressly contemplated by this Agreement or any Ancillary Agreement to be Assumed by any member of the Trident Group, (b) expressly Assumed by any member of the Trident Group under this Agreement or any Ancillary Agreement or (c) set forth on Schedule 1.1(196)(i);

(ii) any and all Liabilities primarily relating to, arising out of or resulting from:

(A) the operation or conduct of the Trident Retained Business, as conducted at any time prior to, on or after the Effective Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority));

(B) the operation or conduct of any business conducted by any member of the Trident Group at any time after the Effective Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority)); or

(C) any Trident Retained Assets, whether arising before, on or after the Effective Time;

(iii) any Liabilities (x) to the extent relating to, arising out of or resulting from any terminated or divested Business Entity, business or operation (A) formerly and primarily owned or managed by or primarily associated with any member of the Trident Group or the Trident Retained Business, (B) set forth on Schedule 1.1(196)(iii)(x) or (y) to the extent arising from any of the Contracts set forth in Schedule 1.1(196)(iii)(y);

(iv) any Liabilities relating to any Trident Employee or Former Trident Employee that does not become a Fountain Employee or Former Fountain Employee, in each case, immediately following the Effective Time;

(v) any Liabilities relating to, arising out of or resulting from (A) any Indebtedness (including debt securities and asset-backed debt) of any member of the Trident Group or Indebtedness (regardless of the issuer of such Indebtedness) exclusively relating to the Trident Retained Business or (B) any Indebtedness (regardless of the issuer of such Indebtedness) secured exclusively by any of the Trident Retained Assets (including any Liabilities relating to, arising out of or resulting from a claim by a holder of any such Indebtedness, in its capacity as such);

(vi) all Liabilities reflected as Liabilities or obligations on the Trident Balance Sheet and all Liabilities arising or Assumed after the date of such balance sheet which, had they arisen or been Assumed on or before such date and been retained as of such date, would have been reflected on such balance sheet if prepared on a consistent basis, subject to any discharge of such Liabilities subsequent to the date of the Trident Balance Sheet; and

(vii) any Liabilities of Yarway whether or not such Liability also was a Liability of the Fountain Group whether as a result of (A) the limited liability of Yarway being disregarded, (B) the transfer of Assets from Yarway or (C) otherwise.

Notwithstanding anything to the contrary herein, the Trident Retained Liabilities shall not include:

(x) any Liabilities that are expressly contemplated by this Agreement, or any Ancillary Agreement as Liabilities to be retained or Assumed by any member of the Fountain Group;

(y) any Contracts expressly Assumed by any member of the Fountain Group under this Agreement or any Ancillary Agreement; and

(z) any Liabilities expressly discharged pursuant to Section 2.4 of this Agreement.

In the event of any inconsistency or conflict that may arise in the application or interpretation of this definition or the definition of “Fountain Liabilities”, for the purpose of determining what is and is not a Trident Retained Liability: (1) the explicit inclusion of an item on a Schedule referred to in this definition shall take priority over any textual provision of this definition that would otherwise operate to exclude such Liability from the definition of “Trident Retained Liability” and (2) Liabilities referred to in clause (vi) of this definition shall take priority over Liabilities otherwise referred to in clause (ii) of Section 1.1(79) and (3) any other Liabilities that are not Fountain Liabilities shall be Trident Retained Liabilities.

(197) “Trident Retained Pension Plans” shall have the meaning set forth in Section 6.4(b)(i).

(198) “Trident Retained Plans” shall mean the employee benefit plans, policies, programs, payroll practices, and arrangements retained by the Trident Group under this Agreement for the benefit of Trident Employees and, where applicable, Former Trident Employees.

(199) “Trident Retained Savings Plans” means the savings plans sponsored by Trident described in Section 6.5(b).

(200) “Trident Retiree Medical Plans” shall have the meaning set forth in Section 6.6.

(201) “Working Capital Adjustment” shall have the meaning set forth in Section 3.5(c)(i).

(202) “Working Capital Target” shall mean $798,000,000.

(203) “Yarway” shall mean Yarway Corporation and Gimpel Corporation.

(204) “2012 Fountain Stock and Incentive Plan” shall have the meaning set forth in Section 6.1(a)(iv).

Section 1.2. References; Interpretation. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. Unless the context otherwise requires, the words “include”, “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation”. Unless the context otherwise requires, references in this Agreement to Articles, Sections, Annexes, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Annexes, Exhibits and Schedules to, this Agreement. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not simply mean “if”. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. Unless the context otherwise requires, the words “hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. All references to any period of days shall be to the relevant number of calendar days unless otherwise specified. All references to dollars or $ shall be references to United States dollars. All accounting terms shall have their respective meanings under GAAP.

ARTICLE II

THE SEPARATION

Section 2.1. General. Subject to the terms and conditions set forth in this Agreement and the Merger Agreement, each of Trident and Fountain shall use its reasonable best efforts to cause the Fountain Separation and the Fountain Distribution to occur as promptly as practicable on the terms contemplated hereby, including using its reasonable best efforts to obtain all consents, permits, authorizations and approvals of, and to make all filings, notifications or registrations with, all Governmental Entities and other Persons and to execute and deliver, and to cause their respective Group members to execute and deliver such instruments of transfer, in each case, which are necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements; provided that, the foregoing notwithstanding but subject to the requirements of Section 5.01 of the Merger Agreement in respect of the obligations of the Parties to obtain the Trident Regulatory Approvals under the Merger Agreement, no Party shall be required to make any payment (except to the extent advanced, Assumed or agreed in advance to be reimbursed by any member of the other Group) other than for fees and disbursements of outside counsel and any other advisors, commit to any third party on behalf of itself or any member of its Group to assume any material obligations or offer or grant any material concession to obtain any such consent, permit, authorization or approval. Notwithstanding anything herein to the contrary, except as mutually agreed by the Parties hereto and Patriot, (x) the Parties intend that the Fountain Distribution Date shall be on September 28, 2012 and (y) the Parties agree that the Fountain Distribution Date and the Closing Date shall be no earlier than September 28, 2012 absent the prior written consent of each of Trident, Fountain and Patriot.

Section 2.2. Transfer of Assets.

(a) Prior to the Effective Time and to the extent not already completed (it being understood that some of such Transfers may occur following the Effective Time in accordance with Section 2.6), pursuant to the Conveyancing and Assumption Instruments and in accordance with the Step Plan:

(i) Trident shall, on behalf of itself and its Subsidiaries, as applicable, transfer, contribute, assign and convey or cause to be transferred, contributed, assigned and conveyed (“Transfer”) to Fountain or another member of the Fountain Group effective no later than the Effective Time, all of its and its Subsidiaries’ right, title and interest in and to the Fountain Assets;

(ii) Fountain shall, on behalf of itself and any other member of the Fountain Group, as applicable, Transfer, effective no later than the Effective Time, to Trident or another member of the Trident Group all of its and its Subsidiaries’ right, title and interest in and to the Trident Retained Assets.

(b) Treatment of Shared Contracts. Without limiting the generality of the obligations set forth in Section 2.2(a):

(i) Any Contract that is listed on Schedule 2.2(b) (each, a “Shared Contract”) shall be assigned in part to the applicable member(s) of the applicable Group, if so assignable, or appropriately amended prior to the Effective Time so that each of Trident or Fountain or the members of their respective Groups as of the Effective Time shall be entitled to the rights and benefits, and shall Assume the related portion of any Liabilities, inuring to their respective Businesses; provided, however, that (x) in no event shall any member of any Group be required to assign (or amend) any Shared Contract in its entirety which is not assignable (or cannot be amended) by its terms (including any terms imposing consents or conditions on an assignment where such consents or conditions have not been obtained or fulfilled, subject to Section 2.2(c)) and (y) if any Shared Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended or if such assignment or amendment would impair the benefit the parties thereto derive from such Shared Contract, the Parties shall, and shall cause each of their respective Subsidiaries to, take such other reasonable and permissible actions to cause a member of the Fountain Group or the Trident Group, as the case may be, to receive the benefit of that portion of each Shared Contract that relates to the Fountain

Business or the Trident Retained Business, as the case may be (in each case, to the extent so related) as if such Shared Contract had been assigned to (or amended to allow) a member of the applicable Group pursuant to this Section 2.2(b) and to bear the burden of the corresponding Liabilities (including any Liabilities that may arise by reason of such arrangement) as if such Liabilities had been Assumed by a member of the applicable Group pursuant to this Section 2.2(b).

(ii) Each of Trident and Fountain shall, and shall cause the members of its Group to, (A) treat for all Income Tax purposes the portion of each Shared Contract inuring to its respective Businesses as Assets owned by, and/or Liabilities of, as applicable, such Group not later than the Effective Time and (B) neither report nor take any Income Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by a change in applicable Tax Law or good faith resolution of a Tax Contest relating to Income Taxes).

(iii) Neither Party will amend, renew, extend or otherwise modify any Shared Contract without the consent of the other Party to the extent such amendment, renewal, extension or modification would adversely affect such other Party. Notwithstanding anything to the contrary contained in Section 2.2(b)(i), upon 90 days’ advance request of Patriot, Trident shall use its reasonable best efforts to terminate, cancel or otherwise render inapplicable to the Fountain Business any portion of any Shared Contract inuring to the Fountain Business; provided that Trident shall not be required to, and shall not be required to cause any member of its Group to, so terminate or cancel such Shared Contract prior to the 12 month anniversary of the Fountain Distribution Date or to make any payments (except to the extent advanced, Assumed or agreed in advance to be reimbursed by Fountain) other than for fees and disbursements of outside counsel and any other advisors, commit to any third party on behalf of itself or any member of its Group to assume any material obligations or offer or grant any material concession to obtain any such termination or cancellation.

(c) Consents. The Parties shall use their reasonable best efforts prior to the Effective Time to obtain the Consents required to Transfer any Assets, Contracts, licenses, permits and authorizations issued by any Governmental Entity or parts thereof as contemplated by this Agreement; provided that (x) neither Party shall be required to, and shall be required to cause any member of its Group to, make any payments (except to the extent advanced, Assumed or agreed in advance to be reimbursed by any member of the other Group) other than for fees and disbursements of outside counsel and any other advisors, commit to any third party on behalf of itself or any member of its Group to assume any material obligations or offer or grant any material concession to obtain any such Consents and (y) Trident shall not, and shall not permit any member of the Trident Group to, commit to any third party on behalf of Fountain or any member of the Fountain Group to assume any material payments, incur any material obligations or offer or grant any material concession to any third party to obtain any such Consents that would be a Fountain Liability, without Fountain’s prior express written consent. For the avoidance of doubt, the required efforts and responsibilities of the Parties to seek the Trident Regulatory Approvals shall be governed by the Merger Agreement.

Section 2.3. Assumption and Satisfaction of Liabilities.

(a) Except as otherwise specifically set forth in any Ancillary Agreement, from and after the Effective Time (i) Trident shall, or shall cause a member of the Trident Group to, accept, assume (or, as applicable, retain) and perform, discharge and fulfill, in accordance with their respective terms (“Assume”), all of the Trident Retained Liabilities and (ii) Fountain shall, or shall cause a member of the Fountain Group to, Assume all of the Fountain Liabilities.

(b) Fountain shall, or, where applicable, cause one or more members of the Fountain Group to, enter into and/or abide by the terms and conditions of each of those Contracts and arrangements set forth in Schedule 2.3(b).

Section 2.4. Intercompany Accounts.

(a) All intercompany receivables other than Intercompany Trade Receivables (the “Other Intercompany Receivables”) and all intercompany payables and loans other than Intercompany Trade Payables and other than intercompany loans within a Group (the “Other Intercompany Payables and Loans”) shall be satisfied and/or settled in full in cash and/or otherwise canceled and terminated or extinguished (in each case with no further liability or obligation) prior to the Effective Time or treated as specifically provided for under this Agreement, under any Ancillary Agreement or under any Continuing Arrangements as set forth on Schedule 1.1(48), as applicable, including, where applicable, continuing to be outstanding as an obligation of the relevant Party (or the relevant member of such Party’s Group).

(b) As between the Parties (and the members of their respective Groups) all payments and reimbursements received after the Effective Time by a Party (or member of its Group) that relate to a Business, Asset or Liability of the other Party (or member of its Group), shall be held by such Party in trust for the use and benefit of the Party entitled thereto (provided that the Party entitled thereto shall reimburse the Party holding such payment or reimbursement in trust for all out-of-pocket expenses related thereto other than for fees and disbursements of outside counsel and any other advisors) and, promptly upon receipt by such Party of any such payment or reimbursement, such Party shall pay or shall cause the applicable member of its Group to pay over to the applicable Party the amount of such payment or reimbursement without right of set-off.

Section 2.5. Limitation of Liability.

(a) Except in the case of any knowing violation of Law, fraud or misrepresentation, no Party shall have any Liability to any other Party in the event that any Information exchanged or provided pursuant to this Agreement which is an estimate or forecast, or which is based on an estimate or forecast, is found to be inaccurate.

(b) No Party or any Subsidiary thereof shall be liable to any other Party or any Subsidiary of any other Party based upon, arising out of or resulting from any Contract, arrangement, course of dealing or understanding existing on or prior to the Effective Time (other than trade payables and receivables, this Agreement, any Ancillary Agreement, any Continuing Arrangements, any Contract entered into in connection herewith or in order to consummate the transactions contemplated hereby or thereby or by the Fountain Plan of Separation) and each Party hereby terminates any and all Contracts, arrangements, courses of dealing or understandings between or among it or a member of such Party’s Group, on the one hand, and the other Party or a member or such other Party’s Group, on the other hand, effective as of the Effective Time (other than trade payables and receivables, this Agreement, any Ancillary Agreement, any Continuing Arrangements, any Contract entered into in connection herewith or in order to consummate the transactions contemplated hereby or thereby or by the Fountain Plan of Separation).

(c) Certain Payments Under Management Agreement. Certain members of the Fountain Group are parties to a management services agreement (the “Management Agreement”) pursuant to which Trident International Management Company, LLC (the “Provider”) provides various management services to certain U.S. subsidiaries of Trident within the Fountain Group (individually, a “Recipient” and, collectively, the “Recipients”). Prior to the Fountain Distribution Date, Trident shall determine in good faith an estimate of the amounts payable (if any) by the Recipients to Provider for the period up to the Fountain Distribution Date pursuant to the Management Agreement (or any right of the Recipients to a refund of previous payments made under the Management Agreement). Prior to the Fountain Distribution Date, each Recipient owing additional amounts shall pay the Provider any amounts due or, as the case may be, the Provider shall refund any overpaid amounts to each Recipient that overpaid the Provider, in each case, based on the estimates determined by Trident pursuant to the foregoing sentence, which payment or refund shall constitute settlement in full of all amounts owed or owing under the Management Agreement. Prior to the Fountain Distribution Date, Trident shall cause the Provider and the Recipients to terminate the Management Agreement.

Section 2.6. Transfers Not Effected On or Prior to the Effective Time; Transfers Deemed Effective as of the Effective Time.

(a) To the extent that any Transfers or Assumptions contemplated by this Article II shall not have been consummated on or prior to the Effective Time, the Parties shall use reasonable best efforts to effect such

Transfers or Assumptions as promptly following the Effective Time as shall be practicable. Nothing herein shall be deemed to require the Transfer of any Assets or the Assumption of any Liabilities which by their terms or operation of Law cannot be Transferred or Assumed; provided, however, that the Parties and their respective Subsidiaries shall cooperate and use reasonable best efforts to seek to obtain, in accordance with applicable Law, any necessary Consents or Governmental Approvals for the Transfer of all Assets and Assumption of all Liabilities to the fullest extent permitted by applicable Law contemplated to be Transferred and Assumed pursuant to this Article II. In the event that any such Transfer of Assets or Assumption of Liabilities has not been consummated, from and after the Effective Time (i) the Party retaining such Asset shall thereafter hold such Asset for the use and benefit of the Party entitled thereto (provided that the Party entitled thereto shall reimburse the Party retaining such Asset for all out-of-pocket expenses related to such retention other than for fees and disbursements of outside counsel and any other advisors) and (ii) the Party intended to Assume such Liability shall, or shall cause the applicable member of its Group to, pay or reimburse the Party retaining such Liability for all amounts paid or incurred in connection with the retention of such Liability. In addition, the Party retaining such Asset or Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Asset or Liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the Party to which such Asset is to be Transferred or by the Party Assuming such Liability in order to place such Party, insofar as reasonably possible, in the same position as if such Asset or Liability had been Transferred or Assumed as contemplated hereby and so that all the benefits and burdens relating to such Asset or Liability, including possession, use, risk of loss, potential for gain, and dominion, control and command over such Asset or Liability, are to inure from and after the Effective Time to the member or members of the Trident Group or the Fountain Group entitled to the receipt of such Asset or required to Assume such Liability.

(b) If and when the Consents, Governmental Approvals and/or conditions, the absence or non-satisfaction of which caused the deferral of Transfer of any Asset or deferral of the Assumption of any Liability pursuant to Section 2.6(a), are obtained or satisfied, the Transfer, assignment, Assumption or novation of the applicable Asset or Liability shall be effected in accordance with and subject to the terms of this Agreement and/or the applicable Ancillary Agreement.

(c) The Party retaining any Asset or Liability due to the deferral of the Transfer of such Asset or the deferral of the Assumption of such Liability pursuant to Section 2.6(a) shall not be obligated, in connection with the foregoing, to expend any money out-of pocket unless the necessary funds are advanced, assumed, or agreed in advance to be reimbursed by the Party entitled to such Asset or the Person intended to be subject to such Liability, other than reasonable attorneys’ fees and recording or similar fees all of which shall be promptly reimbursed by the Party entitled to such Asset or the Person intended to be subject to such Liability.

(d) After the Effective Time, each Party (or any member of its Group) may receive mail, packages and other communications properly belonging to the other Party (or any member of its Group). Accordingly, at all times after the Effective Time, each Party authorizes the other applicable Party to receive and, if necessary to identify the proper recipient in accordance with this Section 2.6(d), open all mail, packages and other communications received by such Party that belongs to such other Party, and to the extent that they do not relate to the business of the receiving Party, the receiving Party shall promptly deliver such mail, packages or other communications (or, in case the same also relates to the business of the receiving Party or another Party, copies thereof) to such other Party as provided for in Section 11.6. The provisions of this Section 2.6(d) are not intended to, and shall not, be deemed to constitute an authorization by either Party to permit the other to accept service of process on its behalf and no Party is or shall be deemed to be the agent of any other Party for service of process purposes.

(e) In the event that, at any time from and after the Effective Time, either Party (or any member of the Trident Group or Fountain Group, as applicable) discovers that it or one of the members of its Group is the owner of, receives or otherwise comes to possess or benefit from any Asset (including the receipt of payments made pursuant to Contracts and proceeds from accounts receivable with respect to such Asset) or is liable for any Liability that is otherwise allocated to any Person that is a member of the other Group pursuant to this Agreement or any Ancillary Agreement (except in the case of any acquisition of Assets or assumption of Liabilities from the other Party for value subsequent to the Effective Time), such Party shall promptly Transfer, or cause to be Transferred, such Asset or Liability to the Person so entitled thereto (and the applicable Party shall cause such entitled Person to accept such Asset or Assume such Liability) for no further consideration. Prior to any such transfer, such Asset shall be held in accordance with the other provisions of this Section 2.6.

(f) With respect to Assets and Liabilities described in Section 2.6(a), each of Trident and Fountain shall, and shall cause the members of its respective Group to, (i) treat for all Income Tax purposes (A) the deferred Assets as assets having been Transferred to and owned by the Party entitled to such Assets not later than the Effective Time and (B) the deferred Liabilities as liabilities having been Assumed and owned by the Person intended to be subject to such Liabilities not later than the Effective Time and (ii) neither report nor take any Income Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by a change in applicable Tax Law or good faith resolution of a Tax Contest relating to Income Taxes).

Section 2.7. Conveyancing and Assumption Instruments. In connection with, and in furtherance of, the Transfers of Assets and the acceptance and Assumptions of Liabilities contemplated by this Agreement, the Parties shall execute and deliver to each other or cause to be executed and delivered, on or after the date hereof by the appropriate entities, any Conveyancing and Assumption Instruments necessary to evidence the valid and effective Assumption by the applicable Party of its Assumed Liabilities and the valid Transfer to the applicable Party or member of such Party’s Group of all right, title and interest in and to its accepted Assets for Transfers and Assumptions to be effected pursuant to New York Law or the Laws of one of the other states of the United States or, if not appropriate for a given Transfer or Assumption, pursuant to applicable non-U.S. Laws, in such form as Trident, Fountain and Patriot shall reasonably agree, including the Transfer of real property with deeds as may be appropriate and in form and substance as may be required by the jurisdiction in which the real property is located. All Conveyancing and Assumption Instruments shall be prepared, executed and delivered in a manner reasonably agreed by Patriot, Fountain and Trident. Except as reasonably agreed by Trident, Fountain and Patriot, the Conveyancing and Assumption Instruments shall not contain any representations or warranties or indemnities, shall not conflict with this Agreement and, to the extent that any provision of a Conveyancing and Assumption Instrument does conflict with any provision of this Agreement, this Agreement shall govern and control. The Transfer of capital stock shall be effected by means of executed stock powers and notation on the stock record books of the corporation or other legal entities involved, or by such other means as may be required in any non-U.S. jurisdiction to Transfer title to stock and, only to the extent required by applicable Law, by notation on public registries.

Section 2.8. Further Assurances.

(a) In addition to and without limiting the actions specifically provided for elsewhere in this Agreement, including Section 2.6, each of the Parties shall cooperate with each other and use (and shall cause the members of its respective Group to use) reasonable best efforts, on and after the Effective Time, to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things reasonably necessary on its part under applicable Law or contractual obligations to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) Without limiting the foregoing, on and after the Effective Time, each Party shall cooperate with the other Party, and without any further consideration, but at the expense of the requesting Party from and after the Effective Time, to execute and deliver, or use reasonable best efforts to cause to be executed and delivered, all instruments, including instruments of Transfer or title, and to make all filings with, and to obtain all Consents and/or Governmental Approvals, any permit, license, Contract, indenture or other instrument (including any Consents or Governmental Approvals), and to take all such other actions as such Party may reasonably be requested to take by any other Party from time to time, consistent with the terms of this Agreement and the Ancillary Agreements, in order to effectuate the provisions and purposes of this Agreement or the Ancillary Agreements and the Transfers and recordings of the applicable Assets and the assignment and Assumption of the applicable Liabilities and the other transactions contemplated hereby and thereby. Without limiting the foregoing, each Party shall, at the reasonable request, cost and expense of the other Party, take such other actions as may be reasonably necessary to vest in such other Party such title as possessed by the transferring Party to the Assets allocated to such other Party under this Agreement or any of the Ancillary Agreements, free and clear of any Security Interest.

Section 2.9. Novation of Liabilities.

(a) Each Party, at the request of the other Party, shall use reasonable best efforts to obtain, or to cause to be obtained, any Consent, Governmental Approval, substitution or amendment required to novate or assign to the fullest extent permitted by applicable Law all obligations under Contracts and Liabilities for which a member of such Party’s Group and a member of the other Party’s Group are jointly or severally liable and that do not constitute Liabilities of such other Party as provided in this Agreement (such other Party, the “Other Party”), or to obtain in writing the unconditional release of all parties to such arrangements (other than any member of the Other Party’s Group which Assumed or retained such Liability as set forth in this Agreement), so that, in any such case, the members of the applicable Group shall be solely responsible for such Liabilities; provided, however, that no Party shall be obligated to pay any consideration (or otherwise incur any Liability or obligation) therefor to any third party from whom any such Consent, Governmental Authority, substitution or amendment is requested (unless such Party is fully reimbursed or otherwise made whole by the requesting Party).

(b) If the Parties are unable to obtain, or to cause to be obtained, any such Consent, Governmental Approval, release, substitution or amendment required to novate, fully assign or fully release any such obligations under Contracts or any Liabilities, (i) the Other Party shall nonetheless use reasonable best efforts to assign or release, including by executing any such assignment which does not release the Other Party from its obligations under such Contract or from such Liability, to the fullest extent permitted and (ii) the Other Party or a member of such Other Party’s Group shall continue to be bound by such Contract that does not constitute a Liability of such Other Party and, unless not permitted by Law or the terms thereof, as agent or subcontractor for such Party, the Party or member of such Party’s Group who Assumed or retained such Liability as set forth in this Agreement (the “Liable Party”) shall, or shall cause a member of its Group to, pay, perform and discharge fully all the obligations or other Liabilities of such Other Party or member of such Other Party’s Group thereunder from and after the Effective Time in each case in accordance with Section 2.6. The Other Party shall, without further consideration, promptly pay and remit, or cause to be promptly paid or remitted, to the Liable Party or, at the direction of the Liable Party, to another member of the Liable Party’s Group, all money, rights and other consideration received by it or any member of its Group in respect of such performance by the Liable Party (unless any such consideration is an Asset of such Other Party pursuant to this Agreement). If and when any such Consent, Governmental Approval, release, substitution or amendment shall be obtained or such agreement, lease, license or other rights or obligations shall otherwise become assignable or able to be novated, the Other Party shall promptly Transfer or cause the Transfer of, as applicable, all rights, obligations and other Liabilities thereunder of such Other Party or of any member of such Other Party’s Group to the Liable Party or to another member of the Liable Party’s Group and the Liable Party, or another member of such Liable Party’s Group shall Assume such rights and Liabilities to the fullest extent permitted by applicable Law in accordance with Section 2.6(b).

Section 2.10. Guarantees.

(a) Except as otherwise specified in any Ancillary Agreement, on or prior to the Effective Time or as soon as practicable thereafter, (i) Trident shall (with the reasonable cooperation of the applicable member of the Fountain Group) use its reasonable best efforts to have any member of the Fountain Group removed as guarantor of or obligor for any Trident Retained Liability, including in respect of those guarantees set forth on Schedule 2.10(a)(i), to the extent that they relate to Trident Retained Liabilities, and (ii) Fountain shall (with the reasonable cooperation of the applicable member of the Trident Group) use its reasonable best efforts to have any member of the Trident Group removed as guarantor of or obligor for any Fountain Liability, including in respect of those guarantees set forth on Schedule 2.10(a)(ii), to the extent that they relate to Fountain Liabilities; provided, however, that no Party shall be obligated to pay any consideration (or otherwise incur any Liability or obligation) therefor to any third party from whom any such Guaranty Release is requested (unless such Party is fully reimbursed or otherwise made whole by the requesting Party).

(b) On or prior to the Effective Time, to the extent required to obtain a release from a guaranty (a “Guaranty Release”):

(i) of any member of the Trident Group, Fountain shall execute a guaranty agreement in the form of the existing guaranty or such other form as is agreed to by the relevant parties to such guaranty agreement, except to the extent that such existing guaranty contains representations, covenants or other terms or provisions either (A) with which Fountain would be reasonably unable to comply or (B) which would be reasonably expected to be breached; and

(ii) of any member of the Fountain Group, Trident shall execute a guaranty agreement in the form of the existing guaranty or such other form as is agreed to by the relevant parties to such guaranty agreement, except to the extent that such existing guaranty contains representations, covenants or other terms or provisions either (A) with which Trident would be reasonably unable to comply or (B) which would be reasonably expected to be breached.

(c) If Trident or Fountain is unable to obtain, or to cause to be obtained, any such required removal as set forth in clauses (a) and (b) of this Section 2.10, (i) the relevant member of the Trident Group or Fountain Group, as applicable, that has assumed the Liability with respect to such guaranty shall indemnify and hold harmless the guarantor or obligor for any Indemnifiable Loss arising from or relating thereto (in accordance with the provisions of Article VIII) and shall or shall cause one of its Subsidiaries, as agent or subcontractor for such guarantor or obligor to pay, perform and discharge fully all the obligations or other Liabilities of such guarantor or obligor thereunder and (ii) each of Trident and Fountain, on behalf of themselves and the members of their respective Groups, agree not to renew or extend the term of, increase its obligations under, or Transfer to a third party, any loan, guarantee, lease, contract or other obligation for which the other Party or member of such Party’s Group is or may be liable without the prior written consent of such other Party, unless all obligations of such other Party and the other members of such Party’s Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to such Party; provided, however, with respect to leases, in the event a Guaranty Release is not obtained and the relevant beneficiary wishes to extend the term of such guaranteed lease, then such beneficiary shall have the option of extending the term if it provides such security as is reasonably satisfactory to the guarantor under such guaranteed lease.

Section 2.11. Pre-Closing Actions. Notwithstanding anything to the contrary contained in this Agreement or any Ancillary Agreement, following the Effective Time, Fountain shall have no Liability for the breach or alleged breach of this Agreement related to any actions taken or not taken prior to the Effective Time; provided that, for the avoidance of doubt, nothing in this Section 2.11 shall absolve Fountain of any Liability for breach of any of its obligations under any covenants which contemplate performance after the Effective Time.

Section 2.12. Disclaimer of Representations and Warranties. EACH OF TRIDENT (ON BEHALF OF ITSELF AND EACH MEMBER OF THE TRIDENT GROUP) AND FOUNTAIN (ON BEHALF OF ITSELF AND EACH MEMBER OF THE FOUNTAIN GROUP) UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN, IN ANY ANCILLARY AGREEMENT, IN ANY CONTINUING ARRANGEMENT OR IN THE MERGER AGREEMENT, NO PARTY TO THIS AGREEMENT OR ANY ANCILLARY AGREEMENT IS MAKING ANY REPRESENTATION OR WARRANTY IN ANY WAY. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN, IN ANY ANCILLARY AGREEMENT, IN ANY CONTINUING ARRANGEMENT OR IN THE MERGER AGREEMENT, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS, WHERE IS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, BY MEANS OF A QUITCLAIM OR SIMILAR FORM DEED OR CONVEYANCE).

ARTICLE III

CERTAIN ACTIONS AT OR PRIOR TO THE DISTRIBUTIONS

Section 3.1. Organizational Documents. Prior to the Fountain Distribution, all necessary actions shall be taken to adopt the form of Articles of Association and Organizational Regulations as required by Section 1.05(c) of the Merger Agreement.

Section 3.2. Directors. Prior to the Fountain Distribution, Trident shall take all necessary action to cause the Board of Directors of Fountain to be of such size and with such composition as required by Section 1.06(b) of the Merger Agreement.

Section 3.3. Resignations. Prior to the Fountain Distribution, (i) Trident shall cause all its employees and any employees of its Affiliates (excluding any employees of any member of the Fountain Group) to resign, effective as of the Effective Time, from all positions as officers or directors of any member of the Fountain Group in which they serve and (ii) Fountain shall cause all its employees and any employees of its Affiliates, to resign, effective as of the Effective Time, from all positions as officers or directors of any members of the Trident Group in which they serve.

Section 3.4. Certain Debt; Cash. Prior to the close of business on the day prior to the Fountain Distribution Date, (i) (x) Fountain or a member of the Fountain Group shall issue to Trident or any other member of the Trident Group as directed by Trident, the Trident Note (as defined in the Merger Agreement) in a principal amount up to $500 million in accordance with Section 5.03(d) of the Merger Agreement or (y) in the event that, notwithstanding compliance with the terms and conditions of Section 5.03(c) of the Merger Agreement, the Senior Notes Issuance (as defined in the Merger Agreement) is not consummated and Patriot is unable to execute a credit agreement for the Senior Credit Facility (as defined in the Merger Agreement) on Acceptable Terms, Fountain or a member of the Fountain Group shall issue to Trident or any other member of the Trident Group as directed by Trident, the Bridge Note in a principal amount up to $500 million in accordance with Section 5.03(d) of the Merger Agreement, and (ii) either (A) Fountain will transfer cash and cash equivalents to Trident or a member of the Trident Group, as directed by Trident or (B) Trident or a member of the Trident Group, as directed by Trident will transfer cash and cash equivalents to Fountain, such that, following completion of the transactions contemplated by clauses (i) and (ii), the Net Indebtedness of the Fountain Group as of the close of business on the day prior to the Fountain Distribution Date and as of the Effective Time shall equal $275 million.

Section 3.5. Post-Closing Working Capital Adjustment.

(a) Within 60 days after the Fountain Distribution Date, Fountain shall prepare and deliver to Trident a statement (the “Statement”), setting forth (i) the Current Assets minus the Current Liabilities of the Fountain Business as of the close of business on the day prior to the Fountain Distribution Date (and after giving effect on such date to the completion of the reorganization contemplated by the Step Plan as of the Effective Time, including any related cash movements) (“Closing Working Capital”) determined in a manner consistent with the Fountain Balance Sheet and without giving effect to any purchase accounting impact arising by virtue of the Merger or the Separation and (ii) the Net Indebtedness of the Fountain Business as of the close of business on the day prior to the Fountain Distribution Date (“Closing Net Indebtedness”). Trident shall provide reasonable assistance to Fountain in the preparation of the Statement.

(b) The Statement shall become final and binding upon the Parties on the 60th day following delivery thereof, unless Trident gives written notice of its disagreement with the Statement (a “Notice of Disagreement”) to Fountain prior to such date. Any Notice of Disagreement shall (i) specify in reasonable detail the nature of any disagreement so asserted, and (ii) only include disagreements based on mathematical errors or based on Closing Working Capital or Closing Net Indebtedness not being determined in accordance with this Section 3.5. If a Notice of Disagreement is received by Fountain in a timely manner, then the Statement (as revised in accordance with this sentence) shall become final and binding upon the Parties on the earlier of (A) the date the Parties resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (B) the date any disputed matters are finally resolved in writing by the Accountant. During the 30-day period following the delivery of a Notice of Disagreement, the Parties shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. At the end of such 30-day period, the Parties shall submit to a nationally recognized independent public accountant (the “Accountant”) for arbitration any and all matters that remain in dispute and were properly included in the Notice of Disagreement. The Accountant shall be Ernst & Young LLP or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon by the Parties in writing. The scope of the disputes to be resolved by the Accountant shall be solely limited to whether the determination of Closing Working Capital was done in accordance with the Working Capital Principles and this Section 3.5, whether the determination of Closing Net Indebtedness was done in accordance with this Section 3.5, and whether there were mathematical errors in the Statement. The Parties shall use reasonable best efforts to cause the Accountant to render a decision resolving the matters submitted to the Accountant within 30 days of receipt of the submission. Judgment may be entered upon the determination of the Accountant in any court having jurisdiction over the Party against which such determination is to be enforced. The fees and expenses of the Accountant pursuant to this Section 3.5 shall be equally shared by the Parties. Other than the fees and expenses referred to in the immediately preceding sentence, the fees and disbursements of Trident’s independent auditors, attorneys and other consultants shall be borne by Trident and the fees and disbursements of Fountain’s independent auditors, attorneys and other consultants shall be borne by Fountain.

(c) (i) “Working Capital Adjustment” shall mean (i) if Closing Working Capital is less than the Working Capital Target by an amount greater than $125 million, the amount by which Closing Working Capital is less than the Working Capital Target, (ii) if Closing Working Capital is more than the Working Capital Target by an amount greater than $125 million, the amount by which the Closing Working Capital is more than the Working Capital Target and (iii) in all other cases, zero; provided that, for purposes of calculating the Closing Amount, the Working Capital Adjustment shall be reflected as a positive number in the event the Working Capital Adjustment is determined pursuant to clause (i) and a negative number in the event the Working Capital Adjustment is determined pursuant to clause (ii).

(ii) “Net Indebtedness Adjustment” shall mean an amount equal to Closing Net Indebtedness minus $275 million, which amount can be either a positive or negative number.

(iii) If the Working Capital Adjustment plus the Net Indebtedness Adjustment (the “Closing Amount”) is greater than zero, Trident shall, within ten Business Days after the Statement becomes final and binding on the parties, pay to Fountain the Closing Amount. If the Closing Amount is less than zero, Fountain shall, within ten Business Days after the Statement becomes final and binding on the parties, pay to Trident the absolute value of the Closing Amount. Any payment made pursuant to this Section 3.5(c) shall be made by wire transfer in immediately available funds to one or more accounts designated in writing at least two Business Days prior to such payment by the Party entitled to receive such payment together with interest thereon (such interest to be calculated on the basis of the actual number of days elapsed on such amount from the Fountain Distribution Date to the date of such payment at a rate of LIBOR plus 175 basis points for the first 120 days and the Default Interest Rate for any time after the first 120 days).

(d) Any payments to Fountain pursuant to this Section 3.5 shall be treated for all Tax purposes as a capital contribution to Fountain. Any payments made by Fountain pursuant to this Section 3.5 shall be treated for all Tax purposes as an adjustment to the transfer described in Section 2.2(a).

(e) During the period of time from and after the Fountain Distribution Date through the resolution of any payment contemplated by Section 3.5(c), each of the Parties shall afford to each other and their respective accountants and counsel in connection with any actions contemplated by this Section 3.5 reasonable access during normal business hours to all the properties, personnel and Records of such Party relevant to the Statement, the Notice of Disagreement and any payments contemplated by this Section 3.5.

Section 3.6. Ancillary Agreements. On or prior to the Effective Time, each of Trident and Fountain shall enter into, and/or (where applicable) shall cause a member or members of their respective Group to enter into, the Ancillary Agreements to the extent not entered into on the date hereof.

Section 3.7. Fountain Recapitalization. Prior to the Fountain Distribution, Trident and Fountain will take all actions necessary so that, immediately prior to the Fountain Distribution, Fountain will have sufficient issued and paid up share capital, including a sufficient number of shares, to effect the Distribution and the Merger and to have such amount of additional treasury shares as may be proposed by Patriot and approved by Trident (such approval not to be unreasonably withheld, conditioned or delayed) (the “Fountain Treasury Shares”).

ARTICLE IV

THE DISTRIBUTION

Section 4.1. Stock Dividend to Trident Shareholders. On the Fountain Distribution Date, Trident will cause the Distribution Agent to distribute all of the outstanding shares of Fountain Common Stock then owned by Trident to holders of Trident Common Stock on the Fountain Distribution Record Date, and to credit the appropriate number of such shares of Fountain Common Stock to book entry accounts for each such holder or designated transferee or transferees of such holder of Fountain Common Stock. For stockholders of Trident who own Trident Common Stock through a broker or other nominee, their shares of Fountain Common Stock will be credited to their respective accounts by such broker or nominee. Each holder of Trident Common Stock on the Fountain Distribution Record Date (or such holder’s designated transferee or transferees) will be entitled to receive in the Fountain Distribution a number of shares of Fountain Common Stock equal to the Distribution Ratio for every one share of Trident Common Stock held by such stockholder. No action by any such stockholder shall be necessary for such stockholder (or such stockholder’s designated transferee or transferees) to receive the applicable number of shares of (and, if applicable, cash in lieu of any fractional shares) Fountain Common Stock such stockholder is entitled to in the Fountain Distribution. On the Distribution Date, Trident shall transfer to Fountain all shares of Fountain Common Stock not distributed to the holders of Trident Common Stock in the Fountain Distribution, including the Fountain Treasury Shares.

Section 4.2. Fractional Shares. Trident stockholders holding a number of shares of Trident Common Stock, on the applicable Record Date, which would entitle such stockholders to receive less than one whole share of Fountain Common Stock in the Fountain Distribution, will receive cash in lieu of fractional shares. Fractional shares of Fountain Common Stock will not be distributed in the Fountain Distribution nor credited to book-entry accounts. The Distribution Agent shall, as soon as practicable after the Fountain Distribution Date (a) determine the number of whole shares and fractional shares of Fountain Common Stock allocable to each holder of record or beneficial owner of Trident Common Stock as of close of business on the Fountain Distribution Record Date, (b) aggregate all such fractional shares into whole shares and sell the whole shares obtained thereby in open market transactions, in each case, at then prevailing trading prices on behalf of holders who would otherwise be entitled to fractional share interests, and (c) distribute to each such holder, or for the benefit of each such beneficial owner, such holder or owner’s ratable share of the net proceeds of such sale, based upon the average gross selling price per share of Fountain Common Stock after making appropriate deductions for any amount required to be withheld for Tax purposes and any brokerage fees incurred in connection with these sales of fractional shares. None of Trident, Fountain or the Distribution Agent will guarantee any minimum sale price for the fractional shares of Fountain Common Stock. Neither Trident nor Fountain will pay any interest on the proceeds from the sale of fractional shares. The Distribution Agent acting on behalf of the applicable Party will have the sole discretion to select the broker-dealers through which to sell the aggregated fractional shares and to determine when, how and at what price to sell such shares. Neither the Distribution Agent nor the broker-dealers through which the aggregated fractional shares are sold will be Affiliates of Trident or Fountain.

Section 4.3. Actions in Connection with the Distribution. On the Fountain Distribution Date, each of Trident and Fountain shall deliver or cause to be delivered to the other Party (to the extent not already in the possession of the other Party) executed counterparts to all Ancillary Agreements to which a member of the Fountain Group is a party, including all Conveyancing and Assumption Instruments relating to the Fountain Business.

Section 4.4. Conditions to Distribution. (a) The consummation of the Fountain Distribution shall be conditioned upon the satisfaction (or waiver by Trident) of each of the conditions to Trident’s obligation to effect the Closing of the transactions contemplated by the Merger Agreement, as provided in Section 6.01 and Section 6.03 of the Merger Agreement (other than those conditions that, by their nature, are to be satisfied between 12:01 a.m., Eastern Standard Time, on the Closing Date and the Closing or contemporaneously with the Closing and other than the condition set forth in Section 6.01(b)(2) of the Merger Agreement, (b) Trident shall have irrevocably confirmed to Patriot in writing that as of such date each condition to Trident’s, Fountain’s, AcquisitionCo’s and Merger Sub’s obligation to effect the Closing of the transactions contemplated by the Merger Agreement, as provided in Section 6.01 and Section 6.02 of the Merger Agreement, shall have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied between 12:01 a.m., Eastern Standard Time, on the Fountain Distribution Date and Closing or contemporaneously with the Closing and other than the condition set forth in Section 6.01(b)(2) of the Merger Agreement)and that it is prepared to proceed with the Merger and (c) Patriot shall have irrevocably confirmed to Trident in writing that as of such date each condition to Patriot’s obligation to effect the Closing of the transactions contemplated by the Merger Agreement, as provided in Section 6.01 and Section 6.02 of the Merger Agreement, shall have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied between 12:01 a.m., Eastern Standard Time, on the Fountain Distribution Date and Closing or contemporaneously with the Closing and other than the condition set forth in Section 6.01(b)(2) of the Merger Agreement) and that it is prepared to proceed with the Merger.

ARTICLE V

CERTAIN COVENANTS

Section 5.1. No Solicit; No Hire

(a) None of Trident, Athens NA or Fountain or any member of their respective Groups (if the Closing occurs, including, with respect to Fountain, Patriot and its Subsidiaries) will, from the Effective Time through and including the second anniversary of the Effective Time, without the prior written consent of the Senior Vice President of Human Resources of the other applicable Party, either directly or indirectly, on their own behalf or in the service or on behalf of others, hire as an employee or an independent contractor any individual who is a Band 4 or higher employee (or Grade 40, in the case of Patriot and its Subsidiaries) and is employed by any other Party or its Subsidiaries as of the Effective Time (a “Restricted Person”).

(b) None of Trident, Athens NA or Fountain or any member of their respective Groups (if the Closing occurs, including, with respect to Fountain, Patriot and its Subsidiaries) will, from the Effective Time through and including the second anniversary of the Effective Time, without the prior written consent of the Senior Vice President of Human Resources of the other applicable Party, either directly or indirectly, on their own behalf or in the service or on behalf of others, solicit, aid, induce or encourage any Restricted Person who is an employee of any other Party’s respective Group to leave his or her employment; provided, however, that nothing in this Section 5.1(b) shall be deemed to prohibit, any general solicitation for employment through advertisements and search firms not specifically directed at employees of another Party; provided, that the soliciting Party has not encouraged or advised such firm to approach any such employee.

Section 5.2. Agreement Not To Compete.

(a) None of Trident and Athens NA or any member of their respective Groups, on the one hand, and Fountain or any member of the Fountain Group, on the other hand, shall, for a period of three (3) years following the Closing Date, establish or acquire any new businesses that involve the sale of products or the provision of services that (i) with respect to Trident or Athens NA or any member of their respective Groups, compete with the Fountain Business or (ii) with respect to Fountain or any member of the Fountain Group compete with the Trident Business or the Athens North American R/SB Business (“Competitive Activities”).

(b) Notwithstanding Section 5.2(a), Trident, Athens NA and Fountain and any member of their respective Groups shall be permitted to continue to conduct their current Businesses and extensions thereof (including any sale of any product or service that otherwise incorporates or uses as a component any of the products that would otherwise constitute Competitive Activities); provided that, for purposes of this Section 5.2, the Trident Retained Business shall be deemed to exclude the Athens North American R/SB Business.

(c) Notwithstanding Section 5.2(a), Trident, Athens NA and Fountain and any member of their respective Groups shall also be permitted to (I) acquire and own any interests in any publicly-traded Persons that engage in Competitive Activities so long as such interests constitute less than 5% of such Person’s voting securities, (II) acquire and own any interests in any Persons not publicly-traded that engage in Competitive Activities so long as such interests constitute less than 10% of such Person’s voting securities, (III) sell or divest any or all of its assets or businesses to any Person that is not an Affiliate, and such Person shall in no way be bound by the restrictions set forth in Section 5.2(a) and (IV) acquire and own any interests in any Persons that engage in Competitive Activities so long as the Competitive Activities of such Person constitute less than 25% of such Person’s consolidated annual net revenues for its most recently completed fiscal year (a “Permitted Acquiree”), and, in the case of clause (IV), each of Trident, Athens NA and Fountain and any member of their respective Groups, as applicable, uses its reasonable best efforts to dispose of the businesses of such Permitted Acquiree in Competitive Activities within twelve (12) months from the closing of such acquisition; provided that such twelve (12) month period shall be extended in the event that a definitive agreement to dispose of such business within such twelve (12) month period has been entered into (x) for three (3) months, to permit the closing of such transaction or (y) for a reasonable period of time, in the event such definitive agreement is terminated as a result of the failure of a closing condition, the failure to obtain antitrust or other regulatory clearance or a breach by the other party to the agreement, to permit Trident, Athens NA or Fountain or such member of their respective Groups, as applicable to seek an alternative disposition transaction.

Section 5.3. Financial Statements and Accounting.

(a) Each Party agrees to provide the following assistance of access set forth in subsections (b), (c) and (d) of this Section 5.3, (i) during the three hundred and sixty-five (365) days following the Fountain Distribution Date in connection with the closing of the books and the preparation and audit of each of the Party’s (including for purposes of this Section 5.3, those of Athens NA) financial statements for the year ended September 28, 2012 or, to the extent the Fountain Distribution Date is after September 28, 2012, the financial statements for the 2013 fiscal year (and September 28, 2012, to the extent the books are not yet closed or audit not yet complete), the printing, filing and public dissemination of such financial statements, the audit of each Party’s internal control over financial reporting and management’s assessment thereof and management’s assessment of each Party’s disclosure controls and procedures, if required, in each case made as of September 28, 2012 or, to the extent the Fountain Distribution Date is after September 28, 2012, made as of the end of the 2013 fiscal year (and if applicable, September 28, 2012); (ii) following such initial three hundred and sixty-five (365) day period and until December 31, 2014, with the consent of the other applicable Party (not to be unreasonably withheld or delayed) for reasonable business purposes in connection with the matters addressed in this Section 5.3; (iii) in the event that any Party changes its auditors within two (2) years of the Fountain Distribution Date, then such Party may request reasonable access on the terms set forth in this Section 5.3 for a period of up to one hundred and eighty (180) days from such change; and (iv) from time to time following the Fountain Distribution Date, to the extent reasonably necessary to respond (and for the limited purpose of responding) to any written request or official comment from a Governmental Entity, such as in connection with responding to a comment letter from the Commission:

(b) Annual Financial Statements. For fifteen (15) months following the Fountain Distribution Date, each Party shall provide or provide access, at reasonable times and on reasonable advance notice, to the other Party on a timely basis all Information reasonably required to meet its schedule for the preparation, printing, filing, and public dissemination of its annual financial statements and for management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K and, to the extent applicable to such Party, its auditor’s audit of its internal control over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the Commission’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder, if required. Without limiting the generality of the foregoing, each Party will provide all required financial and other Information with respect to itself and its Subsidiaries to its auditors in a sufficient and reasonable time and in reasonably sufficient detail to permit its auditors to take all steps and perform all reviews necessary to provide sufficient assistance to each other Party’s auditors with respect to Information to be included or contained in such other Party’s annual financial statements and to permit such other Party’s auditors and management to complete the Internal Control Audit and Management Assessments, if required.

(c) Access to Personnel and Records. For fifteen (15) months following the Fountain Distribution Date, each Party shall authorize its respective auditors to make reasonably available to each other Party’s auditors (each such other Party’s auditors, collectively, the “Other Parties’ Auditors”) both the personnel who performed or are performing the annual audits of such audited Party (each such Party with respect to its own audit, the “Audited Party”) and work papers related to the annual audits of such Audited Party, in all cases within a reasonable time prior to such Audited Party’s auditors’ opinion date, so that the Other Parties’ Auditors are able to perform the procedures they reasonably consider necessary to take responsibility for the work of the Audited Party’s auditors as it relates to their auditors’ report on such other Party’s financial statements, all within sufficient time to enable such other Party to meet its timetable for the printing, filing and public dissemination of its annual financial statements. Each Party shall make reasonably available to the Other Parties’ Auditors and management its personnel and Records in a reasonable time prior to the Other Parties’ Auditors’ opinion date and other Parties’ management’s assessment date so that the Other Parties’ Auditors and other Parties’ management are able to perform the procedures they reasonably consider necessary to conduct the Internal Control Audit and Management Assessments.

(d) Annual Reports. Each Party will deliver to the other Parties a substantially final draft, as soon as the same is prepared, of the first report to be filed with the Commission (or otherwise) that includes their respective financial statements (in the form expected to be covered by the audit report of such Party’s independent auditors) for the year ended September 28, 2012 or the end of the 2013 fiscal year (and, if not already completed, September 28, 2012), if the Fountain Distribution Date should occur after September 28, 2012 (such reports, collectively, the “Annual Reports”); provided, however, that each Party may continue to revise its respective Annual Report prior to the filing thereof, which changes will be delivered to the other Parties as soon as reasonably practicable; provided, further, that each Party’s personnel will actively consult with the other Party’s personnel regarding any material changes which they may consider making to its respective Annual Report and related disclosures prior to the anticipated filing with the Commission, with particular focus on any changes which could reasonably be expected to have an effect upon the other Party’s financial statements or related disclosures.

(e) Nothing in this Section 5.3 shall require any Party to violate any agreement with any third party regarding the confidentiality of confidential and proprietary Information relating to that third party or its business; provided, however, that in the event that a Party is required under this Section 5.3 to disclose any such Information, such Party shall use reasonable best efforts to seek to obtain such third party’s written consent to the disclosure of such Information; provided, however, that no Party shall be obligated to pay any consideration (or otherwise incur any Liability or obligation) therefor to any third party from whom any such consent is sought (unless such Party is fully reimbursed or otherwise made whole by the requesting Party).

Section 5.4. Certain Securities. Subject to the provisions of Section 6.1 as applicable, following the Fountain Distribution Date, Fountain agrees that, upon exercise of any option, warrant or similar security to purchase Trident Common Stock or the conversion of any note or other security of Trident convertible into Trident

Common Stock, in each case that Trident has issued to third persons prior to the Effective Time, Fountain shall, upon request by Trident, promptly (and in any event within any time periods required by the terms of any such option, warrant, note or similar security) issue to Trident, as agent for the holder thereof, such number of shares of Fountain Common Stock that Trident would otherwise be required to deliver to such holder pursuant to the terms of any such security and Trident shall promptly deliver such shares to such holder. It is further agreed that with respect to such options, warrants, notes or similar securities, Fountain shall keep reserved for issuance a sufficient number of shares of Fountain Common Stock to satisfy any future exercises of such options or warrants or conversion of such notes or other securities. In connection with the foregoing, Trident will promptly following receipt of notice that a holder desires to exercise any such options, warrants or similar security or convert such note or other security, in each case of the type described in this Section 5.4 notify, in writing, Fountain so that it may comply with the terms of this Section 5.4; provided, that Fountain shall not have any additional Liability beyond the obligation to deliver shares as set forth in this Section 5.4 for failing to deliver such shares of Fountain Common Stock in the time period described in the foregoing sentence if such failure and delay was the result of untimely notification by Trident. Fountain hereby Assumes the obligations set forth in this Section 5.4.

Section 5.5. Removal of Trident Designations. Without undue delay after the Fountain Distribution Date, but in any event not later than within 180 days after the Fountain Distribution Date, Fountain shall and shall cause the applicable members of the Fountain Group to execute and file in the relevant offices such amended organizational documents so that any reference to “Trident” shall be eliminated from the corporate names of members of the Fountain Group and shall as soon as practicable thereafter pursue such name changes until effective.

Section 5.6. Asbestos Agreements. As promptly as practical after the date hereof, the Parties shall (a) negotiate in good faith, execute and enter into those agreements set forth in Schedule 5.6(a) and (b) take those actions set forth in Schedule 5.6(b).

ARTICLE VI

EMPLOYEE MATTERS

Section 6.1. Stock Options.

(a) Fountain Options.

(i) On behalf of all Fountain Employees and any beneficiary or legal representative thereof who hold Trident Options, prior to the Distribution, Trident shall take all actions necessary such that each Trident Option held by such individual which is outstanding immediately prior to the Distribution, whether vested or unvested, other than any Trident Option subject to the provisions of Section 6.1(c) below, shall, as of 12:00:01 a.m. Eastern Standard Time on the Fountain Distribution Date, be converted into an option to acquire Fountain Common Stock (a “Fountain Option”) in accordance with the succeeding paragraphs of this Section 6.1(a).

(ii) The number of shares subject to the Fountain Option shall equal the number of shares of Trident Common Stock subject to the Trident Option multiplied by a fraction, the numerator of which is the last per share trading price of Trident Common Stock with due bills on the NYSE in the last trade on the NYSE immediately prior to the Distribution (the “Closing Trident Stock Price”) and the denominator of which is the last per share trading price of Fountain Common Stock when-issued in the last trade on the NYSE immediately prior to the Distribution or in the absence of a “when issued” trading market for Fountain Common Stock, the closing price of Patriot Common Stock (as defined in the Merger Agreement) on the last trading day prior to the Distribution (the “Pre-Distribution Fountain Stock Price”), with the resulting number of shares subject to the Fountain Option being rounded down to the nearest whole share.

(iii) The per share exercise price of the Fountain Option (the “Adjusted Fountain Exercise Price”) shall be equal to the product of (A) the original exercise price of the Trident Option multiplied by (B) a fraction, the numerator of which shall be the Pre-Distribution Fountain Stock Price and the denominator of which shall be the Closing Trident Stock Price, which product shall be rounded up to the nearest hundredth of a cent (four decimal places).

(iv) Prior to the Fountain Distribution Date, Trident shall (A) cause Fountain to adopt the Fountain 2012 Stock and Incentive Plan (the “2012 Fountain Stock and Incentive Plan”), effective as of 12:00:01 a.m. Eastern Standard Time on the Fountain Distribution Date, (B) ensure or cause Fountain to ensure that the shares issuable under such plan have been registered on Form S-8 (or successor form) promulgated by the Commission under the Securities Act and (C) approve, as the sole stockholder, the adoption of the 2012 Fountain Stock and Incentive Plan. The 2012 Fountain Stock and Incentive Plan shall be in the form as agreed by the Parties no later than 90 days after the date of this Agreement, provided that in preparing such plan Patriot will consult reasonably with Trident and such Stock and Incentive Plan shall be consistent with the terms of this Agreement and further provided, that if the Parties are unable to agree on the form of such Stock and Incentive Plan, then such plan will be based on Patriot’s 2008 Omnibus Stock Incentive Plan, to the extent permissible under the terms of any current applicable award.

(b) Trident Options.

(i) On behalf of all Trident Employees who hold Trident Options prior to the Distribution, Trident shall take all actions necessary such that each Trident Option which is outstanding immediately prior to the Distribution, whether vested or unvested, other than any Trident Option subject to the provisions of Section 6.1(c) below, shall, as of 12:00:01 a.m. Eastern Standard Time on the Fountain Distribution Date, be adjusted such that the number of shares subject to each Option and the per-share exercise price reflect the impact of the Distribution in accordance with the succeeding paragraphs of this Section 6.1(b).

(ii) The adjusted number of shares subject to the Trident Option shall equal the original number of shares of Trident Common Stock subject to the Trident Option multiplied by a fraction, the numerator of which is the Closing Trident Stock Price, and the denominator of which is the last per share trading price of Trident Common Stock when-issued in the last trade immediately prior to the Distribution (the “Pre-Distribution Trident Stock Price”), with the resulting number of shares subject to the Trident Option being rounded down to the nearest whole share.

(iii) The per share exercise price of the Trident Option (the “Adjusted Trident Exercise Price”) shall be equal to the product of (A) the original exercise price of the Trident Option multiplied by (B) a fraction, the numerator of which is the Pre-Distribution Trident Stock Price and the denominator of which is the Closing Trident Stock Price, which product shall be rounded up to the nearest hundredth of a cent (four decimal places).

(c) Trident Options for Trident Corporate Employees.

(i) Notwithstanding Sections 6.1(a) and (b), for all Trident Options granted prior to October 12, 2011 to, and held by, the employees listed in Schedule 6.1(c) and for all Trident Options held by non-employee directors of Trident on the Fountain Distribution Date (“Trident Directors”), Trident shall take all actions necessary such that each such Trident Option which is outstanding immediately prior to the Distribution, whether vested or unvested, shall, as of 12:00:01 a.m. Eastern Standard Time on the Fountain Distribution Date, (A) be converted into options to separately acquire shares of Fountain Common Stock and Trident Common Stock and, if the Athens Distribution Date occurs simultaneously, Athens NA Common Stock, and (B) be adjusted such that the number of shares subject to the option and the per-share exercise price reflect the impact of the Distribution in accordance with the succeeding paragraphs of this Section 6.1(c), except to the extent expressly provided to the contrary in a written agreement with the holder of such Trident Options, in which case such options shall be treated in accordance with the provisions of such individual agreement.

(ii) The adjusted number of shares subject to each option to acquire Trident Common Stock shall equal the original number of shares of Trident Common Stock subject to the Trident Option multiplied by a fraction obtained by dividing (x) the Closing Trident Stock Price minus the original exercise price for such Trident Option, by (y) the sum of (A) the Pre-Distribution Trident Stock Price minus the Adjusted Trident Exercise Price plus (B) the Distribution Ratio times the result obtained by subtracting the Adjusted Fountain Exercise Price from the Pre-Distribution Fountain Stock Price and, if the Athens Distribution Date occurs simultaneously, plus (C) one half of the result obtained by subtracting the Adjusted Athens Exercise Price (as defined in the Athens NA Agreement) from the last per share trading price of Athens NA Common Stock when-issued in the last trade on the NYSE immediately prior to the Distribution (the “Pre-Distribution Athens NA Stock Price”), with the resulting number of shares rounded down to the nearest whole share. The per-share exercise price of each such option to acquire Trident Common Stock shall be the Adjusted Trident Exercise Price.

(iii) The adjusted number of shares subject to each option to acquire Fountain Common Stock shall be equal to the Distribution Ratio times the number of shares of Trident Common Stock determined as set forth in Section 6.1(c)(ii) above, with the resulting number of shares rounded down to the nearest whole share. The per-share exercise price of each such option to acquire Fountain Common Stock shall be the Adjusted Fountain Exercise Price.

(iv) If the Athens Distribution occurs simultaneously, the adjusted number of shares subject to each option to acquire Athens NA Common Stock shall be equal to one half of the number of shares of Trident Common Stock determined as set forth in Section 6.1(c)(ii) above, with the resulting number of shares rounded down to the nearest whole share. The per-share exercise price of each such option to acquire Athens NA Common Stock shall be the Adjusted Athens Exercise Price.

(d) Former Employees and Former Trident Directors.

(i) Trident Options held by Former Trident Employees and Former Fountain Employees shall be treated in the same manner as described in Section 6.1(c) above. Notwithstanding the foregoing, if a written agreement between a Party (or any of their Affiliates or Subsidiaries) and the holder of any such Trident Options prior to the Fountain Distribution Date expressly provides for contrary treatment, such options shall be treated in accordance with the provisions of such individual agreement.

(ii) Trident Options held by individuals who formerly served as Trident Directors and on and after the Fountain Distribution Date are not serving as Trident Directors shall be treated in the same manner as described in Section 6.1(c) above, except to the extent expressly provided to the contrary in a written agreement with the holder of such Trident Options, in which case such options shall be treated in accordance with the provisions of such individual agreement.

(e) Adjustments to Equity Awards in Connection With The Distribution. Notwithstanding any other provision of this Agreement, Trident shall have the authority to make any appropriate adjustments necessary to satisfy the requirements of U.S. Treasury Regulation Section 1.424-1 and Section 1.409A-1 for each option award (without regard to whether such options would otherwise be subject to such regulation) in accordance with the anti-dilution provisions of the governing plan.

(f) Settlement of Options. Subject to the terms of this Agreement and any other agreement made by the Parties from time to time, upon the exercise of any Trident Options or Fountain Options, each of Trident and Fountain, respectively, shall be solely responsible to issue shares in settlement of such options without reimbursement, recourse or other compensation from any other Party; provided, however, that if a Party resolves to amend the vesting schedule and/or exercise period of an employee or former employee’s Trident Options or Fountain Options, as the case may be, then (i) the Party that requested such amendment shall reimburse the Party that made such amendment for any increased compensation or other costs incurred by the amending Party (determined in accordance with the amending Party’s normal practices) in connection with such amendment, and (ii) the amending Party shall make any required changes to implement such requested amendment; provided, further, however, that the foregoing proviso shall in no event apply to any individual who is a member of the Board of Directors of Fountain.

Section 6.2. Restricted Stock Units, Performance Share Units and Deferred Stock Units.

(a) Restricted Stock Units, Performance Share Units and Deferred Stock Units.

(i) Restricted Stock Units Granted Prior to October 12, 2011. Each Trident Restricted Stock Unit award granted prior to October 12, 2011 that is outstanding immediately prior to the Distribution shall be converted so that immediately after the Fountain Distribution Date, the holder has, in addition to the original Trident Restricted Stock Unit award, an additional award of Fountain Restricted Stock Units and, if the Athens Distribution Date occurs simultaneously, Athens Restricted Stock Units (as defined in the Athens NA Agreement). The number of additional Fountain Restricted Stock Units and Athens Restricted Stock Units awarded shall be determined pursuant to Section 4.1 as if the Restricted Stock Units award represented actual shares of Trident Common Stock and such Fountain Restricted Stock Units shall generally have the same terms and conditions (including vesting schedule) associated with the original Trident Restricted Stock Units.

(ii) Restricted Stock Units Granted on or After October 12, 2011. Each Trident Restricted Stock Unit award granted on or after October 12, 2011 that is outstanding immediately prior to the Distribution shall be converted as of 12:00:01 a.m. Eastern Standard Time on the Fountain Distribution Date into Restricted Stock Units as follows:

(A) On behalf of all Fountain Employees who hold such Restricted Stock Units, Trident shall convert such units into Restricted Stock Units payable solely in Fountain shares which shall generally have the same terms and conditions (including vesting schedule) associated with such original Trident Restricted Stock Unit award. The number of Fountain Restricted Stock Units shall equal the number of outstanding Trident Restricted Stock Units as of the Fountain Distribution Date, multiplied by a fraction, the numerator of which is the Closing Trident Stock Price and the denominator of which is the Pre-Distribution Fountain Stock Price, which product shall be rounded down to the nearest whole number of units with a cash payment to be made by Fountain for any fractional units. Notwithstanding the foregoing, if the cash payment at such time would cause a Fountain Employee to be subject to the additional taxes of Code Section 409A, then the cash payment shall be made at the time the Fountain Restricted Stock Units are otherwise payable in accordance with the terms of the governing award agreement.

(B) On behalf of all Trident Employees who hold such Restricted Stock Units, Trident shall convert such Units into Restricted Stock Units payable solely in Trident shares which shall generally have the same terms and conditions (including vesting schedule) associated with such original Trident Restricted Stock Unit award. The number of adjusted Trident Restricted Stock Units shall equal the original number of outstanding Trident Restricted Stock Units as of the Fountain Distribution Date, multiplied by a fraction, the numerator of which is the Closing Trident Stock Price and the denominator of which is Pre-Distribution Trident Stock Price, which product shall be rounded down to the nearest whole number of units with a cash payment to be made by Trident for any fractional units.

(iii) Performance Share Units.

(A) Each Performance Share Unit award that is outstanding immediately prior to the Distribution (as adjusted to reflect the number of such units then outstanding based on an adjusted performance period that ends no earlier than the last day of Trident’s 2012 fiscal third quarter) shall be converted in the exact same manner and at the same time that Restricted Stock Units granted on or after October 12, 2011 are converted pursuant to Section 6.2(a)(ii) above; provided, however, that each Performance Share Unit award that is held by an employee listed in Schedule 6.1(c) that was granted prior to October 12, 2011 and is outstanding immediately prior to the Distribution (as adjusted to reflect the number of such units then outstanding based on an adjusted performance period that ends no earlier than the last day of Trident’s 2012 fiscal third quarter) shall be converted into Trident Restricted Share Units, Fountain Restricted Share Units and Athens Restricted Share Units as if such awards were Restricted Stock Unit awards converted pursuant to Section 6.2(a)(i). For the avoidance of doubt, any

Performance Share Unit that is adjusted to reflect performance through a date that precedes the Fountain Distribution Date shall continue to be deemed a Performance Share Unit under this Agreement notwithstanding the expiration of the applicable performance period and notwithstanding any employee communications that may refer to such Performance Share Unit as being converted to a Trident Restricted Stock Unit as of a date prior to the Fountain Distribution Date.

(B) The Parties shall take all necessary actions to provide that the terms and conditions of such converted Performance Share Unit awards shall be modified to provide that the converted Performance Share Unit awards shall be payable at the end of the original three-year vesting period without regard to the originally established performance period, provided that the employee remains continuously employed with Trident or Fountain, respectively, through such date (subject to any acceleration of vesting as provided for in the original applicable Performance Share Unit award agreement).

(iv) Deferred Stock Units. Each Deferred Stock Unit that is outstanding immediately prior to the Distribution and which is held by a Trident Employee listed in Schedule 6.1(c) or by a Trident Director shall be adjusted such that the number of Deferred Stock Units reflects the impact of the Distribution as set forth in Section 6.2(a)(i); provided that fractional shares will continue to be maintained until the payment of the unit is made. Such converted awards shall remain subject to the terms and conditions in effect with respect to the award immediately preceding the Fountain Distribution Date.

(b) Grant and Settlement of Awards. Trident shall assure that each Trident Stock Option, Restricted Stock Unit and Performance Share Unit is converted into Fountain awards as set forth in Section 6.1 and Section 6.2. All such converted awards will be issued under the 2012 Fountain Stock and Incentive Plan and Trident shall take all commercially reasonable actions to revise award agreements issued with respect to any such converted award to ensure that the terms and conditions of the Fountain awards are substantially similar to the terms and conditions applicable to the corresponding Trident awards, except as specifically provided herein. Subject to the terms of this Agreement and any other agreement in force between the Parties from time to time, upon the vesting or payment of any such award, each of Trident and Fountain shall be solely responsible to issue its shares in settlement of the respective awards payable in its shares without reimbursement, recourse or other compensation from any other Party.

(c) Former Employees and Former Trident Directors.

(i) Trident Restricted Stock Units, Performance Share Units and Deferred Stock Units held by Former Trident Employees and Former Fountain Employees shall be treated in the same manner as described in Section 6.2(a)(i) above. Notwithstanding the foregoing, if a written agreement between a Party (or any of their Affiliates or Subsidiaries) and the holder of any such Trident Restricted Stock Unit, Performance Share Unit or Deferred Stock Unit prior to the Fountain Distribution Date expressly provides for contrary treatment, such units shall be treated in accordance with the provisions of such individual agreement.

(ii) Trident Restricted Stock Units and Deferred Stock Units held by individuals who formerly served as Trident Directors and on and after the Fountain Distribution Date are not serving as Trident Directors shall be treated in the same manner as described in Section 6.2(a)(i) above, except to the extent expressly provided to the contrary in a written agreement with the holder of such Trident Restricted Stock Unit or Deferred Stock Unit, in which case such units shall be treated in accordance with the provisions of such individual agreement.

Section 6.3. Nonqualified Deferred Compensation Plans.

(a) Fountain Nonqualified Deferred Compensation Plans.

(i) Effective as of the Fountain Distribution Date, Fountain (or any one of its Subsidiaries or Affiliates) shall be the sponsor of, and be solely responsible for the satisfaction of all Liabilities under, the Fountain Nonqualified Deferred Compensation Plans listed in Schedule 6.3(a). Effective as of the Fountain

Distribution Date, Fountain (or any one of its Subsidiaries or Affiliates) also shall be solely responsible for the satisfaction of all Liabilities with respect to nonqualified deferred compensation plan benefits for Fountain Employees and Former Fountain Employees under the Trident Supplemental Savings and Retirement Plan and Trident Supplemental Executive Retirement Plan (the “Fountain Deferred Compensation Liabilities”). To the extent necessary to effectuate Fountain’s assumption of the Fountain Deferred Compensation Liabilities, Fountain (or any one of its Subsidiaries or Affiliates), shall establish as of the Fountain Distribution Date one or more nonqualified deferred compensation plans which shall contain terms that are substantially similar to the terms and conditions of the Trident Supplemental Savings and Retirement Plan and Trident Supplemental Executive Retirement Plan as in effect prior to the Fountain Distribution Date (subject to such amendments as necessary to comply with Code Section 409A) and the Fountain Deferred Compensation Liabilities under the Trident Supplemental Savings and Retirement Plan and Trident Supplemental Executive Retirement Plan as of the Fountain Distribution Date shall be transferred to such plans.

(ii) All elections by Fountain Employees, and Former Fountain Employees that were in effect under the terms of the applicable Fountain Nonqualified Deferred Compensation Plans immediately prior to the Fountain Distribution Date shall continue in effect from and after the Fountain Distribution Date until a new election that by its terms supersedes the prior election is made by such Fountain Employee or Former Fountain Employee in accordance with the terms of the applicable Fountain Nonqualified Deferred Compensation Plan and consistent with the provisions of Code Section 409A to the extent applicable.

(iii) As of the Fountain Distribution Date, Fountain shall be solely responsible for the management and administration of the Fountain Nonqualified Deferred Compensation Plans including, but not limited to, the adjudication of claims filed by Fountain Employees or Former Fountain Employees under the Trident Supplemental Savings and Retirement Plan and Trident Supplemental Executive Retirement Plan before the Fountain Distribution Date; provided that (A) the claim relates to a Fountain Deferred Compensation Liability that has been transferred to the applicable Fountain Nonqualified Deferred Compensation Plan; (B) the claim has not been finally adjudicated by Trident on the day immediately preceding the Fountain Distribution Date; and (C) under the applicable claims procedure Fountain plan administrator or other authorized person or committee will have at least a sixty (60) day period after the Fountain Distribution Date to respond to such claim. Trident shall be solely responsible for the adjudication of any claim that satisfies subsections (A) and (B) but not (C); provided, however, that if Trident’s response to such claim does not finally adjudicate the claim, Trident shall upon sending its response to the claimant immediately transfer administration of such claim to Fountain for final adjudication.

(iv) Payments to Fountain Employees and Former Fountain Employees under the Fountain Nonqualified Deferred Compensation Plans shall be made by Fountain or one of its Subsidiaries or Affiliates as determined in the sole discretion of Fountain.

(b) Trident Nonqualified Deferred Compensation Plans.

(i) Effective as of the Fountain Distribution Date, Trident (or any one of its Subsidiaries or Affiliates) shall be solely responsible for the satisfaction of all Liabilities under the Trident Nonqualified Deferred Compensation Plans and all Liabilities with respect to nonqualified deferred compensation plan benefits for Trident Employees and Former Trident Employees under the Trident Supplemental Savings and Retirement Plan and Trident Supplemental Executive Retirement Plan (the “Trident Deferred Compensation Liabilities”).

(ii) Payments to Trident Employees and Former Trident Employees under the Trident Nonqualified Deferred Compensation Plans shall be made by Trident or one of its Affiliates as determined in the sole discretion of Trident.

(c) Continued Employment. Consistent with Code Section 409A, Trident and Fountain agree that Fountain Employees who participate in the Trident Nonqualified Deferred Compensation Plans immediately prior to the

Fountain Distribution Date and who participate in the Fountain Nonqualified Deferred Compensation Plans immediately following the Fountain Distribution Date, shall not experience a termination of employment or separation from service as a result of the transactions contemplated herein.

Section 6.4. Pension Plans.

(a) Fountain Pension Plans.

(i) As of the Fountain Distribution Date, Fountain shall Assume sponsorship of and be solely responsible for the management and administration of, and except as otherwise provided below, be responsible for all Assets and Liabilities under the pension plans listed in Schedule 6.4(a) (with such plans to be solely Fountain’s responsibility referred to as the “Fountain Pension Plans”).

(ii) For Fountain Pension Plans that are intended to be tax-qualified defined benefit pension plans under Sections 401(a) and 501(a) of the Code (the “Fountain US Pension Plans”):

(A) Effective no later than the Fountain Distribution Date, Trident shall cause the sponsor of such plans to take all such actions necessary to transfer the sponsorship of such plans to Fountain, and Fountain shall take all such actions necessary to (i) become the plan sponsor of the Fountain US Pension Plans and (ii) designate a trust or trusts designed to be tax-exempt under Section 501(a) of the Code and hold the assets of the Fountain US Pension Plans (the “Fountain Master Trust”).”

(B) Within 60 days of the Fountain Distribution Date, Trident shall cause at least 90% of the Assets of the Trident International Master Retirement Trust attributable to the Fountain US Pension Plans (using values as of January 1, 2012) to be transferred to the Fountain Master Trust in accordance with all applicable Laws. The Assets to be transferred will be in the form of cash or other property, as Trident and Fountain shall mutually agree prior to such transfer; and shall cause the balance of the Trident International Master Retirement Trust Assets attributable to such Fountain US Pension Plans to be transferred to the Fountain Master Trust within 120 days of the Fountain Distribution Date.

(C) Fountain and Trident acknowledge and agree that such transfer of Assets and Liabilities will comply with Sections 401(a)(12), 414(l) and 411(d)(6) of the Code and the regulations thereunder and that the value of the Assets to be transferred as determined under Section 414(l) of the Code and the regulations thereunder shall be adjusted from the period between January 1, 2012 and the transfer date to reflect (i) the investment experience under the Trident International Master Retirement Trust using the assumptions and methodology which the Pension Benefit Guaranty Corporation would have used under Section 4044 of ERISA, (ii) the Fountain Pension Plan’s allocable share of expenses and (iii) the Fountain Pension Plan’s benefit distributions.

(D) The Fountain US Pension Plans will continue to participate in the Trident International Master Retirement Trust with respect to the assets not transferred as of the Fountain Distribution Date subject to Trident’s direction of the investment of the assets of the Trident International Master Retirement Trust without distinction as to any particular participating plan for a transition period not exceeding 120 days following the Fountain Distribution Date and Trident will cause the Trident International Master Retirement Trust to be amended to provide for such continued participation.

(iii) Following the Fountain Distribution Date, eligible participants shall accrue benefits (to the extent that such Fountain Pension Plans are not frozen) and receive service credit, as applicable, under the Fountain Pension Plans in accordance with the terms and conditions of the relevant Fountain Pension Plan; provided, however, that the foregoing shall in no way alter any right of Fountain, subsequent to the Fountain Distribution Date, to amend or terminate any of the Fountain Pension Plans in accordance with their terms and applicable Law. Fountain and Trident shall reasonably cooperate with each other in order to facilitate the foregoing provisions of this Section 6.4.

(iv) As of the Fountain Distribution Date, Fountain shall be solely responsible for the adjudication of claims filed under a Fountain Pension Plan including, but not limited to, claims filed before the Fountain

Distribution Date under such plans as in effect on the date such claim was filed; provided that (A) the claim relates to Assets or Liabilities assumed by Fountain under Section 6.4(a)(i); (B) the claim has not been finally adjudicated by Trident on the day immediately preceding the Fountain Distribution Date; and (C) under the applicable claims procedure, Fountain’s plan administrator or other authorized person or committee will have at least a sixty (60) day period after the Fountain Distribution Date to respond to such claim. Trident shall be solely responsible for the adjudication of any claim that satisfies subsections (A) and (B) but not (C); provided, however, that if Trident’s response to such claim does not finally adjudicate the claim, Trident shall immediately transfer administration of such claim to Fountain for final adjudication upon sending its response to the claimant.

(v) Notwithstanding any other provision set forth in this Agreement, (i) Fountain and the Fountain Pension Plans shall indemnify and hold harmless Trident and the Trident Retained Pension Plans (and each of their respective affiliates, Subsidiaries, officers, employees, agents and fiduciaries) with respect to any and all Liabilities in respect of the participants in the Fountain Pension Plans relating to the provision of pension benefits pursuant to the Fountain Pension Plans and (ii) Trident and the Trident Retained Pension Plans shall indemnify and hold harmless Fountain and the Fountain Pension Plans (and each of their respective affiliates, Subsidiaries, officers, employees, agents and fiduciaries) with respect to any and all Liabilities in respect of the participants in the Trident Retained Pension Plans relating to the provision of pension benefits pursuant to the Trident Retained Pension Plans.

(b) Trident Retained Pension Plans.

(i) Following the Fountain Distribution Date, Trident shall retain sponsorship of, and sole responsibility for all Assets and Liabilities under the pension plans listed in Schedule 6.4(b) (the “Trident Retained Pension Plans”), and Fountain shall have no obligation with respect thereto.

(ii) Effective no later than the Fountain Distribution Date, Trident shall amend the TGL Union Pension Plan Part XIII to provide that, each Fountain Employee whose terms and conditions of employment are covered by a collective bargaining agreement with The Crosby-Ashton Employees’ Union, Unit of Amalgamated Local 1596 UAW, shall be treated as fully vested under such pension plan. Trident shall not be obligated to amend the TGL Union Pension Plan Part XIII if such amendment would otherwise subject Trident to additional bargaining with The Crosby-Ashton Employees’ Union, Unit of Amalgamated Local 1596 UAW. Notwithstanding anything in this Agreement that permits a Party to amend its benefit plans, Trident shall not be permitted to amend the TGL Union Pension Plan Part XIII to cease providing such service credit.

(c) Following the Fountain Distribution Date, eligible participants in the Trident Retained Pension Plans shall continue to accrue benefits (to the extent that such Trident Retained Pension Plans are not frozen) and receive service credit, as applicable under the Trident Retained Pension Plans in accordance with the terms and conditions of the relevant Trident Retained Pension Plan. Nothing contained in this Agreement shall alter in any way the right of Trident, subsequent to the Fountain Distribution Date, to amend or terminate any Trident Retained Pension Plan in accordance with its terms and applicable Law.

(d) Adjustments. If, during the period from the Fountain Distribution Date through the transfer date, the Parties determine that adjustments are appropriate with respect to the data that was used to calculate pension plan Liabilities under Section 4044 of ERISA for the purposes of effecting the transfer of Assets and Liabilities described in subparagraphs (a)(ii)(B) and (C) of this Section 6.4 with respect to the Fountain US Pension Plans, then the Parties agree to cooperate to conform the net difference in Assets transferred or retained attributable to such data adjustments and to cause additional Assets reflecting such net difference to be transferred between the relevant master trusts as soon as practicable after December 31, 2013. Any such additional Assets shall be adjusted from the period between January 1, 2012 and the transfer date to reflect the investment experience under the Fountain Master Trust or Trident International Master Retirement Trust, as applicable, using the assumptions and methodology which the Pension Benefit Guaranty Corporation would have used under Section 4044 of

ERISA. Notwithstanding the foregoing, no Assets shall be transferred between the relevant master trusts of the Parties unless the Parties determine that the net result of all such data adjustments is that the Fountain Master Trust or Trident International Master Retirement Trust should have received or retained at least $250,000 of additional Assets (as of January 1, 2012). Any such data adjustments must be communicated to the other relevant Parties in writing on or before December 31, 2013 in order to be considered in determining whether an additional Asset transfer is to be made pursuant to this paragraph (c). The impact of such adjustments on the Liabilities shall be determined for purposes of this paragraph (c) using the same actuarial assumptions and methods used in originally determining such Liabilities.

Section 6.5. Retirement Savings Plans.

(a) Fountain Savings Plans.

(i) As of the Fountain Distribution Date, Fountain shall Assume sponsorship of, and be solely responsible for (except as otherwise provided in this Section 6.5(a) below), the management and administration of all Assets and Liabilities under the Fountain Retirement Savings and Investment Plan (the “Fountain RSIP”), and any defined contribution retirement plans listed in Schedule 6.5(a) (collectively, “Fountain Savings Plans”). On or shortly after the Fountain Distribution Date, Trident shall cause the value of Assets of the Trident International Management Company Defined Contribution Plans Master Trust attributable to the Fountain RSIP to be transferred to a trust or trusts created for the Fountain Savings Plans in the United States in a “transfer of assets or liabilities” in accordance with Section 414(l) of the Code and Section 208 of ERISA and the respective rules and regulations promulgated thereunder. The Assets to be transferred will be in the form of cash or other property, as Trident and Fountain shall mutually agree prior to such transfer.

(ii) Effective as of the Fountain Distribution Date, Trident shall cause the sponsor(s) of the Fountain Savings Plans to take all such actions necessary to transfer the sponsorship of such plans to Fountain and Fountain shall take all such actions necessary to become the plan sponsor and establish a new trust or trusts for the Fountain Savings Plans in the United States designed to be tax exempt under Section 501(a) of the Code and hold the assets of the Fountain Savings Plans.

(iii) As of the Fountain Distribution Date, Fountain shall be solely responsible for the adjudication of claims filed by Fountain Employees or Former Fountain Employees under a Fountain Savings Plan including, but not limited to, claims filed before the Fountain Distribution Date under such plans as in effect on the date such claim was filed provided that (A) the claim relates to Assets or Liabilities assumed by Fountain under this Section 6.5(a); (B) the claim has not been finally adjudicated by Trident on the day immediately preceding the Fountain Distribution Date; and (C) under the applicable claims procedure, Fountain plan administrator or other authorized person or committee will have at least a sixty (60) day period after the Fountain Distribution Date to respond to such claim. Trident shall be solely responsible for the adjudication of any claim that satisfies subsections (A) and (B) but not (C); provided, however, that if Trident’s response to such claim does not finally adjudicate the claim, Trident shall immediately transfer administration of such claim to Fountain for final adjudication upon sending its response to the claimant.

(iv) Nothing contained in this Agreement shall alter in any way the right of Fountain, subsequent to the Fountain Distribution Date, to amend or terminate any of the Fountain Savings Plans in accordance with its terms and applicable Law.

(v) Notwithstanding any other provision set forth in this Agreement, (A) Fountain and the Fountain Saving Plans shall indemnify and hold harmless Trident and the Trident Retained Savings Plans (and each of their respective Affiliates, Subsidiaries, officers, employees, agents and fiduciaries) with respect to any and all Liabilities in respect of the participants in the Fountain Saving Plans relating to the provision of benefits pursuant to the Fountain Saving Plans and (B) Trident and the Trident Retained Savings Plans shall indemnify and hold harmless Fountain and the Fountain Savings Plans (and each of their respective Affiliates, Subsidiaries, officers, employees, agents and fiduciaries) with respect to any and all Liabilities in respect of the participants in the Trident Retained Savings Plans relating to the provision of benefits pursuant to the Trident Retained Savings Plans.

(b) Trident Retirement Retained Savings Plans. Following the Fountain Distribution Date, Trident shall retain sole responsibility for all benefit obligations incurred prior to the Fountain Distribution Date and Liabilities under the Trident International Retirement Savings and Investment Plan and the Trident International Retirement Savings and Investment Plan VI, except to the extent such obligations were transferred to the Fountain RSIP as of the Fountain Distribution Date, any defined contribution retirement plans listed in Schedule 6.5(b), and any other savings plans in the United States or any other country covering Trident Employees or Former Trident Employees, other than those listed in Schedule 6.5(a) and specifically identified as Fountain Savings Plans (collectively, the “Trident Retained Savings Plans”). Eligible Trident participants shall continue accruing benefits under the Trident Retained Savings Plans in accordance with the terms and conditions of the Trident Retained Savings Plans. Nothing contained in this Agreement shall alter in any way the right of Trident, subsequent to the Fountain Distribution Date, to amend or terminate the Trident Retained Savings Plan in accordance with its terms and applicable Law.

Section 6.6. Retiree Medical Benefits. Following the Fountain Distribution Date: (a) Trident shall be solely responsible for the management and administration of and satisfaction of all retiree medical and retiree insurance obligations with respect to the plans identified in Schedule 6.6(a) (the “Trident Retiree Medical Plans”); and (b) except as otherwise provided below, Fountain shall be solely responsible for the management and administration of and satisfaction of all retiree medical and retiree insurance obligations with respect to the plans identified in Schedule 6.6(b) (the “Fountain Retiree Medical Plans”). The Parties agree that each Party and the retiree medical plans described above for which it is responsible (and each of their respective Affiliates, Subsidiaries, officers, employees, agents and fiduciaries) shall indemnify and hold harmless each other Party and the retiree medical plans for which they are responsible (and each of their respective Affiliates, Subsidiaries, officers, employees, agents and fiduciaries) with respect to any and all Liabilities with respect to retiree medical and retiree insurance obligations under the retiree medical plans for which they are responsible. Except as provided below, Fountain shall be solely responsible for the adjudication of any claims filed by a Former Fountain Employee before, on or after the Fountain Distribution Date under a Trident Retiree Medical Plan, or Fountain Retiree Medical Plan. Notwithstanding the previous sentence, Trident shall be solely responsible for the adjudication of any claim under a Trident Retiree Medical Plan, or Fountain Retiree Medical Plan that (A) was filed before the Fountain Distribution Date; (B) has not been finally adjudicated by Trident on the day immediately preceding the Fountain Distribution Date; and (C) under the applicable claims procedure, Trident’s plan administrator or other authorized person or committee will have a less than sixty (60) day period after the Fountain Distribution Date to respond to such claim. Notwithstanding the previous sentence, if Trident’s response to such claim does not finally adjudicate the claim, Trident shall immediately upon sending its response to the claimant transfer administration of such claim to Fountain for final adjudication.

Section 6.7. Health, Welfare and Fringe Benefit Plans.

(a) Health Plans.

(i) Trident shall cause Fountain to establish the Fountain Health Plans (including the Fountain Retiree Medical Plans) effective no later than the Fountain Distribution Date and, correspondingly, Fountain Employees and their dependents shall cease participating in the Trident Health Plans on the dates the new plans are established and effective. The newly established Fountain Health Plans shall be substantially similar to the Trident Health Plans. After the Fountain Distribution Date (except as otherwise provided below): (A) Fountain shall be solely responsible for the management and administration of the Fountain Health Plans and solely responsible for the payment of all employer-related costs in establishing and maintaining the Fountain Health Plans, and for the collection and remittance of participant contributions and premiums and shall establish and appoint a plan administrator and a HIPAA privacy official, and shall establish a claims and appeals process with its claims administrator(s), and (B) Trident shall retain sole responsibility for all Liabilities under the Trident Health Plans and sole responsibility for the payment of all employer-related costs in maintaining the Trident Health Plans, and for the collection and remittance of participant contributions and premiums.

(ii) Except as provided below, Fountain shall be solely responsible for the adjudication of any claims filed by a Fountain Employee or Former Fountain Employee (or any dependent thereof) before, on or after the Fountain Distribution Date under a Trident Health Plan or Fountain Health Plan. Notwithstanding the previous sentence, Trident shall be solely responsible for the adjudication of any claims filed by a Fountain Employee or Former Fountain Employee (or any dependent thereof) under a Trident Health Plan or Fountain Health Plan before the Fountain Distribution Date that (A) has not been finally adjudicated by Trident on the day immediately preceding the Fountain Distribution Date; and (B) under the applicable claims procedure, Trident’s plan administrator or other authorized person or committee will have a less than sixty (60) day period after the Fountain Distribution Date to respond to such claim. Notwithstanding the previous sentence, if Trident’s response to such claim does not finally adjudicate the claim, Trident shall immediately upon sending its response to the claimant transfer administration of such claim to Fountain for final adjudication.

(iii) Any determination made or settlements entered into by Trident prior to the Fountain Distribution Date with respect to claims incurred under the Trident Health Plans by Fountain Employees and Former Fountain Employees (or any dependent thereof) shall be final and binding on Fountain and Trident, as the case may be. On and after the Fountain Distribution Date, Fountain shall retain financial and administrative (“run-out”) Liability and all related obligations and responsibilities for all claims incurred by Fountain Employees and Former Fountain Employees (or any dependent thereof) while Fountain Employees and Former Fountain Employees are participants in the Trident Health Plans, including any claims that were administered by Trident as of, on, or after the Fountain Distribution Date and in a manner consistent with Section 6.7(a)(ii), except to the extent that Trident retains the obligation and responsibility to adjudicate claims pursuant to clause (ii) above. Any such run-out Liability and all related claims, charges, and expenses shall be settled in a manner consistent with past practices and policies, including an interim accounting and a final accounting between Trident and Fountain. As of the Fountain Distribution Date, the reserve included in Trident’s financial statements for “Incurred But Not Reported” medical and dental expenses attributable to Fountain Employees and Former Fountain Employees shall be transferred to Fountain.

(iv) As of the date that the Fountain Health Plans are established, any COBRA Liabilities attributable to any Fountain Employee or Former Fountain Employees (or a qualified beneficiary, as such term is defined under COBRA, of such individuals) that were originally obligations under the Trident Health Plans shall become a Fountain Liability. Effective as of the date Fountain Employees cease participating in the Trident Health Plans, Fountain shall be solely responsible for compliance with the health care continuation coverage requirements of COBRA and the Fountain Health Plans for Fountain Employees, Former Fountain Employees and their qualified beneficiaries regardless as to whether such obligation arose under the Trident Health Plans or the Fountain Health Plans.

(v) The Fountain Health Plan shall provide that each eligible Fountain Employee or Former Fountain Employee, as applicable, will receive credit in 2012 for any co-payments and deductibles paid under a Trident Health Plan prior to the Fountain Distribution Date in satisfying any applicable deductible or out-of-pocket requirements under the Fountain Health Plan. The Fountain Health Plan shall each also provide that it shall cover any pre-existing conditions that are covered under the Trident Health Plan. Additionally, the Fountain Health Plan shall also provide any other similar benefit in order to provide coverage that is substantially the same as the Trident Health Plan.

(b) Section 125 Plans. Effective as of the Fountain Distribution Date, Fountain shall have established or caused to be established a Fountain Section 125 Plan and on and after that date Fountain shall be solely responsible for the management and administration of the Fountain Section 125 Plan and such plan shall remain in effect on and after the Fountain Distribution Date.

(c) Severance Plans. Trident shall cause Fountain to establish the Fountain Severance Plans, each effective as of the Fountain Distribution Date and each in substantially the same form(s) as the Trident Severance Plans as provided by Trident in the online data room in Folders 8.2.2.3, 8.2.2.4 and 8.2.2.5 as of the date of this Agreement (provided that Trident will, prior to establishing such Fountain Severance Plans, amend Section 3.02(b)(x) of the Trident Severance Plan in Folder 8.2.2.5 to be identical to Section 3.02(b)(x) of the Trident Severance Plan in Folder 8.2.2.3 and such amended plan shall serve as the form for the corresponding Fountain Severance Plan) and, correspondingly, Fountain Employees and Former Fountain Employees who are currently eligible to receive or are receiving severance payments shall cease participating in the Trident Severance Plans on the Fountain Distribution Date. After the Fountain Distribution Date: (i) Fountain shall be solely responsible for (x) the payment of all Liabilities under the Trident Severance Plans (as amended pursuant to the proviso above) or Fountain Severance Plans relating to Fountain Employees and Former Fountain Employees, (y) the management and administration of the Fountain Severance Plans and (z) the payment of all employer-related costs in establishing and maintaining the Fountain Severance Plans, and (ii) Trident shall retain sole responsibility for (w) all Liabilities under the Trident Severance Plans or Fountain Severance Plans relating to Trident Employees and Former Trident Employees, (x) all Liabilities for severance or termination pay or benefits under individual agreements entered into with any Trident Employee or Former Trident Employee prior to the Fountain Distribution Date, (y) the management and administration of the Trident Severance Plans and (z) the payment of all employer-related costs in maintaining the Trident Severance Plans. In no event shall an employee or former employee receive a duplication of severance benefits. Except as provided below, Fountain shall be solely responsible for the adjudication of any claims filed by a Fountain Employee or Former Fountain Employee before, on or after the Fountain Distribution Date under a Trident Severance Plan. Notwithstanding the previous sentence, Trident shall be solely responsible for the adjudication of any claim filed by a Fountain Employee or Former Fountain Employee under a Trident Severance Plan before the Fountain Distribution Date that (A) has not been finally adjudicated by Trident on the day immediately preceding the Fountain Distribution Date; and (B) under the applicable claims procedure, Trident’s plan administrator or other authorized person or committee will have a less than sixty (60) day period after the Fountain Distribution Date to respond to such claim. Notwithstanding the previous sentence, if Trident’s response to such claim does not finally adjudicate the claim, Trident shall immediately upon sending its response to the claimant transfer administration of such claim to Fountain for final adjudication.

(d) Disability Plans. Trident shall cause Fountain to establish the Fountain Disability Plans effective no later than the Fountain Distribution Date and, correspondingly, except as provided below, Fountain Employees shall cease participating in the Trident Disability Plans on the dates the new plans are established and shall begin participating in the Fountain Disability Plans. The newly established Fountain Disability Plans shall be substantially similar to the Trident Disability Plans. After the Fountain Distribution Date: (i) Fountain shall be solely responsible for the management and administration of the Fountain Disability Plans and solely responsible for the payment of all employer-related costs in establishing and maintaining the Fountain Disability Plans, and (ii) Trident shall retain sole responsibility for all disability Liabilities that are subject to insurance under the Trident Disability Plans for disabilities incurred prior to the Fountain Distribution Date, including but not limited to those incurred by a Fountain Employee whose disability occurred prior to the Fountain Distribution Date, and shall be solely responsible for the payment of all employer-related costs in maintaining the Trident Disability Plans.

(e) Group Insurance Plans. Trident shall cause Fountain to establish the Fountain Group Insurance Plans, effective no later than the Fountain Distribution Date and, correspondingly, except as provided below, Fountain Employees shall cease participating in the Trident Group Insurance Plans on the dates the new plans are established and shall begin participating in the Fountain Group Insurance Plans. The newly established Fountain Group Insurance Plans shall be substantially similar to the Trident Group Insurance Plans. After the Fountain Distribution Date: (i) Fountain shall be solely responsible for the management and administration of the Fountain Group Insurance Plans and solely responsible for the payment of all employer-related costs in establishing and maintaining the Fountain Group Insurance Plans, and (ii) Trident shall retain sole responsibility for all Liabilities for claims incurred prior to the Fountain Distribution Date under the Trident Group Insurance Plans and shall be solely responsible for the payment of all employer-related costs in maintaining the Trident Group Insurance Plans.

(f) Fringe Benefits. Effective as of the Fountain Distribution Date, each of Trident and Fountain shall be responsible for establishing (as necessary) and maintaining its own fringe benefit plans, policies and arrangements, including any employee assistance program, educational assistance program, adoption assistance program and any other fringe benefit plans, programs and arrangements (which Fountain fringe benefit plans, policies and arrangements shall be substantially similar to the Trident fringe benefit plans, policies and arrangements). Fountain shall be solely responsible for the management and administration of and assume financial and administrative Liability and all related obligations and responsibilities with respect to claims for such fringe benefits incurred by Fountain and Former Fountain Employees (but not paid by Trident) prior to, on or after the Fountain Distribution Date; and Trident shall retain financial and administrative Liability and all related obligations and responsibilities with respect to claims for such fringe benefits incurred by Trident Employees and Former Trident Employees prior to, on or after the Fountain Distribution Date.

(g) Paid Time Off and Payroll. Effective as of the Fountain Distribution Date, Trident and Fountain shall establish or retain its own paid time off policy (which Fountain paid time off policy shall be substantially similar to the Trident paid time off policy) and (i) any earned but unused paid time off (including vacation pay) that a Fountain Employee is entitled to as of the Fountain Distribution Date will be credited to the Fountain Employee under the Fountain paid time off policy and provided in accordance with that policy; and (ii) any earned but unused paid time off (including vacation pay) that a Trident Employee is entitled to as of the Fountain Distribution Date will be continued by the Trident paid time off policy and provided in accordance with that policy. On and after the Fountain Distribution Date, neither Trident nor Fountain shall have any liability for paid time off on behalf of another Party’s employees.

(h) Bonus Plans. With respect to any annual or multi-year bonus or incentive plan not otherwise described in this Agreement, Patriot and Fountain (or their applicable Affiliate or Subsidiary) shall be responsible for all Liabilities and fully perform, pay and discharge all bonus obligations that become due after the Fountain Distribution Date relating to such plan(s) for Fountain Employees and Former Fountain Employees, as applicable. Fountain shall cause (x) the amounts payable under such plan(s) in respect of the fiscal year in which the Fountain Distribution Date occurs to be no less than the amounts accrued on the financial statements of Fountain as of the Fountain Distribution Date, proportionately increased for a full fiscal year and (y) any Fountain Employee whose employment is terminated by Fountain without “cause” after the Fountain Distribution Date and before the date on which such bonuses are payable to receive an amount equal to no less than such Fountain Employee’s target bonus under the applicable plan.

Section 6.8. Cooperation and Administrative Provisions.

(a) Notwithstanding anything herein to the contrary, the Parties shall reasonably cooperate and work together to unify, consolidate and share (to the extent permissible under applicable privacy/data protection laws) all relevant documents, board resolutions, government filings, data, payroll and employment Information on regular timetables, make certain that each applicable entity’s data and records are correct and updated on a timely basis, and cooperate as needed with respect to (i) any litigation with respect to an employee benefit plan, compensation plan or other plan or arrangement contemplated by this Agreement, (ii) an audit of an employee benefit plan, compensation plan or other plan or arrangement contemplated by this Agreement by the Internal Revenue Service, Department of Labor or any other Government Entity, (iii) seeking a determination letter, private letter ruling or advisory opinion from the Internal Revenue Service or Department or Labor on behalf of any employee benefit plan or arrangement contemplated by this Agreement, and (iv) any filings that are required to be made or supplemented to the Internal Revenue Service, Pension Benefit Guaranty Corporation, Department of Labor or any other Government Entity; provided, however, that requests for cooperation must be reasonable and not interfere with daily business operations.

(b) Notwithstanding anything herein to the contrary, the Parties agree that they shall share all necessary data elements to administer the Trident and Fountain equity plans described in Section 6.1 and Section 6.2 for a period of ten (10) years following the Fountain Distribution Date. This data shall be made available to their plan administrators in the formats that exist at the time of the distribution or in any other mutually agreeable format. Data shall be transmitted to these administrators via a mutually agreeable method of data transmission. Each Party also agrees to ensure that their plan administrator will make available all necessary data elements required now or in the future including but not limited to, exercise, lapse and tax data, in a timely fashion and to withhold appropriate taxes at the direction of the employer company of the individual for the time period covered under this provision.

(c) With respect to any employees on international assignment who are listed on Schedule 6.8(c) and who become Fountain Employees, (i) if such employees are repatriated to their home countries or initiate the process of repatriation prior to the Fountain Distribution Date, Trident shall pay the costs of repatriation; and (ii) if such employees remain on international assignment through the Fountain Distribution Date, (A) Trident shall pay the cost of assignment up to the Fountain Distribution Date, as applicable (except that the tax obligation for the year of separation shall be prorated between Trident and Fountain as set forth in Schedule 6.8(c)), and (B) any costs related to repatriation initiated at some future date shall be the responsibility of Fountain.

(d) With respect to any Fountain Employee listed on Schedule 6.8(d) who is subject to a retention agreement, separation bonus agreement and/or eligible for a lump sum award and who transfers to Fountain prior to the Fountain Distribution Date and/or remains in employment with Fountain through any subsequent vesting date applicable to such agreement or award, Fountain shall recognize and assume the obligation of such agreement or award (the “Retention Letters”) and be responsible for the making of all payments and withholding of all taxes (including without limitation any employment taxes) associated with such Retention Letters. Trident shall promptly reimburse Fountain for any payments made by Fountain under the Retention Letters (including without limitation any lump sum salary adjustment payment). In addition, the Parties will consider in good faith the adoption of additional retention arrangements, subject to the agreement of Patriot, for which Patriot will pay the cost of any such arrangements.

(e) The Parties shall share, or cause to be shared, all Information on participants in the Fountain Plans and Trident Retained Plans that is necessary and appropriate for the efficient and accurate administration of the Fountain Plans and Trident Retained Plans, including (but not limited to) Information reasonably necessary to timely respond to claims for benefits made by participants and Information on expenses incurred by Fountain Plans prior to the Fountain Distribution Date so that Fountain may invoice and pay administrative expenses from their respective plan trusts as described in paragraph (g) below. The Parties and their respective authorized agents shall, subject to applicable laws of confidentiality and data protection and transfer, be given reasonable and timely access to, and may make copies of, all Information relating to the subjects of this Article VI to the extent necessary or appropriate for such administration. Each of the Parties agree, upon reasonable request, to provide financial, operational and other Information on each Fountain Plan and Trident Retained Plan, including (but not limited to) Information on a plan’s assets and liabilities, at a level of detail reasonably necessary and appropriate for the efficient and accurate administration of each of the Fountain Plans and Trident Retained Plans. Notwithstanding the foregoing, if any such Information described in this Section 6.8(e) cannot be reasonably obtained without additional cost, the Parties shall agree to reimburse each of the other Parties for all additional third-party costs and such other reasonable costs of obtaining the Information. To the extent that the Fountain Health Plans and the Trident Health Plans share protected health Information (“PHI”), the Fountain Health Plans and Trident Health Plans hereby agree to enter into appropriate business associate agreements to cover the sharing of PHI, as required by the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”).

(f) Fountain agrees to hold Trident harmless with respect to any Liabilities related to actions taken to establish the Fountain Plans (and related third party administrative agreements) prior to, on or after the Fountain Distribution Date, other than any such Liabilities resulting from the gross negligence or willful or reckless misconduct of any Trident Employee or Former Trident Employee (excluding any Fountain Employee or Former Fountain Employee).

(g) To the extent not covered elsewhere in this Agreement, with respect to expenses and costs incurred on behalf of a Fountain Plan or Trident Retained Plan: (i) Fountain shall be responsible, through either direct payment or reimbursement to Trident for its allocable share of actual third party and/or vendor costs and expenses incurred by or on behalf of any member of the Fountain Group or the Fountain Plans, and (ii) Trident shall be responsible, through either direct payment or reimbursement to Fountain for its allocable share of actual third party and/or vendor costs and expenses incurred by any member of the Trident Group or the Trident Retained Plans. An allocable share of any such costs and expenses will be determined in a manner consistent with the manner in which the allocable share of such costs and expenses was determined prior to the Fountain Distribution Date. The Parties agree to pay for any third-party costs associated partially or entirely with their respective employee benefit plans associated with this Distribution following the Fountain Distribution Date.

(h) To the extent not covered elsewhere in this Agreement, with respect to all employee benefit plans, policies, programs, payroll practices, and arrangements maintained outside of the United States, the Parties agree that they shall reasonably cooperate and work together to facilitate any transfer of employee benefit plans, policies, programs, payroll practices, and arrangements as necessary by the Fountain Distribution Date, but in any event no later than three (3) months following the Fountain Distribution Date and in accordance with applicable Law.

(i) With respect to multinational insurance pools that the Parties’ entities participate in, the respective multinational insurance pools will continue to maintain premium, claim and administrative charges for each participating Trident or Fountain entity within each such pool until the end of the policy year following the Fountain Distribution Date. At the end of such policy year, the multinational insurance pools shall be revised so that the Parties participate in separate pools (to the extent that a Party wishes to continue participating in an applicable pool). In addition, in the policy year accounting to be completed at the end of such policy year, (a) if a Trident or Fountain entity’s experience contributed a surplus to the overall pool experience, then that entity will be paid the appropriate dividend from the pool; (b) if a Trident or Fountain entity’s experience created a deficit for the overall pool, then that entity will not receive a dividend, and such deficit will be carried forward to the successor pools established for that entity for subsequent policy years (or if no successor pool is established and any Party incurs any expense with respect to such deficit, then the Party responsible for such deficit shall promptly reimburse the Party incurring such expense.

(j) To the extent not covered elsewhere in this Agreement, it is the intention of Trident and Fountain to provide herein that Fountain shall be responsible for the management and administration of all of its respective employee benefit plans on and after the Fountain Distribution including, but not limited to, the adjudication of claims pending on the Fountain Distribution Date that were filed by Fountain Employees or Former Fountain Employees under a Trident sponsored employee benefit plan. It is also the intention of Trident and Fountain that if Fountain’s plan administrator or any other authorized person or committee does not have at least a sixty (60) day period after the Fountain Distribution Date to respond to a claim, Trident will respond to the claim and, if such response is not a final adjudication of the claim, immediately transfer administration of such claim to Fountain. The Parties agree that they shall reasonably cooperate with each other and work together to facilitate the transfer of any documents, materials or information necessary or appropriate for the timely adjudication of any claim and to do so in a manner that is consistent with applicable Law.

(k) To the extent not otherwise provided in this Agreement, the Parties agree that if an amount in the nature of a recovery (including without limitation, a litigation recovery, subrogation recovery, premium or other fee or cost rebate, or demutualization proceeds) becomes payable as the result of the maintenance of an employee benefit plan covered by this Agreement and such recovery is attributable to events that occurred prior to the Distribution, then (i) to the extent that the recovery is payable with respect to the maintenance or management of the assets of a pre-Distribution master trust or other trust (a “Pre-Distribution Trust”) that was split into two or more trusts maintained by the Parties as a result of the Distribution, such recovery will be allocated to the appropriate post-Distribution trusts in the same proportion as was applicable to the Pre-Distribution Trust split; (ii) to the extent that the recovery is payable with respect to the maintenance or management of the assets of a Pre-Distribution Trust that was not split as a result of the Distribution, such recovery will be allocated solely to that trust and (iii) to the extent that a recovery is not covered by subclauses (i) or (ii) above, the Parties will reasonably cooperate with each other and, subject to any applicable fiduciary duties under ERISA or otherwise, determine a fair allocation of the recovery among the appropriate post-Distribution employee benefit plans, associated trusts and/or plan participants.

(l) To the extent not covered elsewhere in this Agreement, the Parties (and their Subsidiaries and Affiliates) are hereby authorized to implement the provisions of this Article VI, including by making appropriate adjustments to employee benefits provided for in this Agreement; provided that such adjustments are intended for administrative or recordkeeping purposes to retain the value of benefits provided in accordance with the provisions of this Agreement.

Section 6.9. Approval of Plans; Terms of Participation by Employees in Plans.

(a) Approval of Plans. On or prior to the applicable Fountain Distribution Date, the Parties shall take all actions as may be necessary to approve the stock-based employee benefit plans of Fountain in order to satisfy the requirements of Rule 16b-3 under the Exchange Act and the applicable rules and regulations of the NYSE.

(b) Non-Duplication of Benefits. The Fountain Plans and Trident Retained Plans shall not provide benefits that duplicate benefits provided to a participant by a corresponding Fountain Plan, or Trident Retained Plans. The Parties shall agree on methods and procedures, including amending the respective plan documents, to prevent Fountain Employees, Former Fountain Employees, Trident Employees, Former Trident Employees and any dependent or beneficiary thereof from receiving duplicate benefits from the Fountain Plans and Trident Retained Plans; provided that nothing shall prevent Fountain from unilaterally amending the Fountain Plans to avoid such duplication, and nothing shall prevent Trident from unilaterally amending the Trident Retained Plans to avoid such duplication.

(c) Service Credits under Plans. Except as may be specified in Schedule 6.9(c), service with any member of the Trident controlled group prior to the Fountain Distribution Date shall be credited under the Fountain Plans and Trident Retained Plans to the extent and for the express purposes set forth (including, as applicable and without limitation: eligibility, vesting, company match levels, subsidies, recognition of pre-existing credit and credit for amounts of co-pays, out-of-pocket maximums and deductibles, but not for benefit accrual purposes under pension plans) under the applicable Fountain Plan or Trident Retained Plan, except to the extent duplication of benefits would result; provided, however, that in the event an employee or former employee of one of the Parties (or its Subsidiaries or Affiliates) becomes employed by one of the other Parties (or its Subsidiaries or Affiliates) after December 31, 2012, such employee or former employee’s service with any member of the Trident controlled group prior to the Fountain Distribution Date need not be credited by the new employer except to the extent required by Law. Notwithstanding the foregoing, in the event of any conflict between this paragraph (c) and the terms of any Fountain Plan or Trident Retained Plan, the express terms of such plan shall govern.

(d) Plan Elections. Except as may be specifically provided otherwise under this Agreement or applicable Law, all participant elections (including, without limitation, deferral elections, payment elections, beneficiary designations, qualified domestic relations orders, qualified medical child support orders and loan agreements) with respect to the participation of a Fountain Employee or Former Fountain Employee in a Trident employee benefit arrangement shall be transferred to and be in full force and effect under the corresponding and applicable Fountain Plan in accordance with the terms of each such applicable plan and to the extent permissible under such plan, until such elections are replaced or revoked by the employee who made such election.

(e) Amendment and Termination. No provision in this Agreement shall prohibit the Parties, subsequent to the Fountain Distribution Date, from amending or terminating the employee benefit plans, policies and programs described herein in accordance with the provisions of such plans, policies and programs and applicable Law.

(f) Non-Termination of Employment; No Third-Party Beneficiaries. Except as expressly provided for in this Agreement, no provision of this Agreement shall be construed to create any right, or accelerate entitlement, to any compensation or benefit whatsoever on the part of any Trident Employee, Fountain Employee or any former, present or future employee of the Trident Group, Fountain Group or any of their respective Affiliates under any Trident Plan or Fountain Plan, nor shall any such provision be construed as an amendment to any employee benefit plan or other employee compensatory or benefit arrangement. Furthermore, nothing in this Agreement is intended to confer upon any Trident Employee, Fountain Employee or any former, present or future employee of the Trident Group, Fountain Group or any of their respective Affiliates any right to continued employment, any recall or similar rights to an Employee on layoff or any type of approved leave, or to change the employment status of any Employee from “at will.”

Section 6.10. Tax Consequences. For Tax purposes, the Parties agree that the treatment of all of the equity compensation and deferred compensation arrangements set forth in this Article VI shall be treated in accordance with Section 6 of the Tax Sharing Agreement.

Section 6.11. International Regulatory Compliance. Trident shall have the authority to adjust the treatment otherwise described in this Article VI in order to ensure compliance with the applicable laws or regulations of countries outside the United States or to preserve the Tax benefits provided under local Tax law or regulation prior the Distribution.

Section 6.12. Alternate Procedure. The Parties hereby agree to follow the alternate procedure for United States employment tax withholding as provided in Section 5 of Rev. Proc. 2004-53, I.R.B. 2004-34. Accordingly, Trident and its Subsidiaries shall have no United States employment tax reporting responsibilities, and Fountain shall have full United States employment tax reporting responsibilities, for Fountain Employees and Former Fountain Employees following the close of business on the Fountain Distribution Date, to the extent provided under such Rev. Proc. 2004-53, and except to the extent that any member of the Trident Group provides payroll services to Fountain pursuant to a written agreement among the Parties.

Section 6.13. Employee Transfer; Liabilities.

(a) Transfer. Patriot shall, upon written notice to Trident, during the 30-day period following the date of this Agreement, have the unilateral right to have any Fountain Specified Employee removed from the list of Fountain Tier I Specified Employees set forth on Schedule 1.1(93)(A). Patriot shall not have any right to remove any Fountain Tier II Specified Employees set forth on Schedule 1.1(93)(B). Upon Patriot’s exercise of its removal rights as described in this Section 6.13(a), Trident shall, (i) with respect to any such Fountain Specified Employee who is so removed, transfer the employment of such Fountain Specified Employee to a Subsidiary of Trident other than Fountain or one of its Subsidiaries and/or terminate the employment of such Fountain Specified Employee (in each case, subject to the allocation of liabilities set forth in Section 6.13(b)) and (ii) with respect to any such Fountain Specified Employee who is not so removed, transfer the employment of such Fountain Specified Employee to Fountain or one of its Subsidiaries. In addition, Trident shall transfer the employment of the individuals on Schedule 6.13(a) from Fountain and its Subsidiaries to Trident and its Subsidiaries (other than Fountain and its Subsidiaries) prior to the Fountain Distribution Date.

(b) Liabilities with respect to Fountain Specified Employees. Patriot and Fountain shall have the Liabilities with respect to Fountain Specified Employees as set forth on Schedule 6.13(b)(1). Trident shall have the Liabilities with respect to Fountain Specified Employees as set forth on Schedule 6.13(b)(2).

ARTICLE VII

ASSUMED TRIDENT CONTINGENT LIABILITIES

Section 7.1. Assumed Trident Contingent Liabilities. Except as otherwise expressly set forth in the Tax Sharing Agreement (with respect to Taxes), the Parties shall each be responsible for its Applicable Percentage of any Indemnifiable Losses paid to third parties in respect of, including any out-of-pocket costs and expenses related to or arising out of any Assumed Trident Contingent Liability. Any out-of-pocket expenses owed in respect of any Assumed Trident Contingent Liabilities (including reimbursement for the out-of-pocket costs and expenses of defending, managing or providing assistance to the Managing Party pursuant to Section 7.3(a) or Section 7.3(b) with respect to any Third Party Claim that is an Assumed Trident Contingent Liability, including, for the avoidance of doubt, any amounts with respect to a bond, prepayment or similar security or obligation required to be posted (or determined to be advisable) by the Managing Party in respect of any claim) shall be remitted promptly after the Party entitled to such amount provides an invoice (including reasonable supporting Information with respect thereto) to the Party owing such amount, and, to the extent not otherwise reimbursed by the applicable Party, such costs and expenses shall be included in the calculation of the amount of the applicable Assumed Trident Contingent Liability in determining the reimbursement obligations of the other Party with respect thereto; provided, however, that in the event that an amount in excess of $50 million in the aggregate is owed by the Parties to any third party or parties with respect to an Assumed Trident Contingent Liability, in lieu of remitting amounts directly to the Party providing the invoice, the invoiced Party may remit the owed amount directly to the appropriate third party or parties or, if applicable, to a trust established by the invoicing Party for the benefit of the Parties. In furtherance of the foregoing, the Managing Party (and any Party providing access as contemplated by Section 7.3(a)) shall be entitled to reimbursement by the other Party (according to their Applicable Percentages) of any out-of-pocket costs and expenses related to or arising out of defending or managing any such Assumed Trident Contingent Liability, from time to time, when invoiced, including, if applicable, in advance of a final determination or resolution of any Action related to an Assumed Trident Contingent Liability. For U.S. federal income Tax purposes, the Parties shall treat the payment of Assumed Trident Contingent Liabilities (and costs and expenses relating to Assumed Trident Contingent Liabilities, as the case may be) as set forth in the Tax Sharing Agreement. It shall not be a defense to any obligation of either Party to pay any amounts in respect of any Assumed Trident Contingent Liability that (i) such Party was not consulted in the defense or management thereof, (ii) that such Party’s views or opinions as to the conduct of such defense were not accepted or adopted, (iii) that such Party does not approve of the quality or manner of the defense thereof or (iv) that such Assumed Trident Contingent Liability was incurred by reason of a settlement rather than by a judgment or other determination of Liability, even if such settlement was effected without the consent or over the objection of such Party.

Section 7.2. Management of Assumed Trident Contingent Liabilities.

(a) For purposes of this Article VII, “Managing Party” shall initially mean Trident; provided, however, that under certain circumstances Fountain may become the Managing Party as may be otherwise agreed to in writing by the Parties.

(b) The Managing Party shall, on behalf of the other Party, have sole and exclusive authority to commence, prosecute, manage, control, conduct or defend (or assume the defense of) or otherwise determine all matters whatsoever (including, as applicable, litigation strategy and choice of legal counsel or other professionals) with respect to any Action or Third Party Claim with respect to an Assumed Trident Contingent Liability. So long as the Managing Party has assumed and is actively and diligently conducting the defense of any Assumed Trident Contingent Liability in accordance with Section 7.2(b) above, the other Party will not consent to the entry of any judgment or enter into any settlement with respect to the Assumed Trident Contingent Liability without the prior written consent of the Managing Party (not to be delayed or withheld unreasonably).

(c) The Managing Party shall on a quarterly basis, or if a material development occurs, as soon as reasonably practicable thereafter, inform the other Party in reasonable detail of the status of and developments relating to any matter involving an Assumed Trident Contingent Liability and provide copies of any material document, notices or other materials related to such matters; provided, that any failure or delay in providing such information shall not be a basis for liability of the Managing Party except and solely to the extent the receiving Party shall have been actually and materially prejudiced by such failure or delay. The other Party shall use reasonable efforts to cooperate fully with the Managing Party in its management of any of such Assumed Trident Contingent Liability and shall take such actions in connection therewith that the Managing Party reasonably requests (including providing reasonable access to such Party’s Records and employees as set forth in Section 7.3); provided that such Party shall only be required to take such actions to the extent that the Parties agree any out-of pocket costs and expenses incurred with respect to such actions shall constitute Assumed Trident Contingent Liabilities to be shared and reimbursed according to the Parties’ Applicable Percentages as contemplated by Section 7.1(b).

Section 7.3. Access to Information; Certain Services; Expenses.

(a) Access to Information and Employees by the Managing Party. Unless otherwise prohibited by Law or more specifically provided in the Tax Sharing Agreement, in connection with the management and disposition of any Assumed Trident Contingent Liability, the other Party shall provide to the Managing Party reasonable access to its authorized accountants, counsel and other designated representatives, to the employees, properties, and Information of such Party and the members of such Party’s Group to the extent such access relates to the relevant Assumed Trident Contingent Liability; provided that (x) such access shall not unreasonably interfere with any of such Party’s employees’ normal job functions, (y) such Party shall not be required to provide such access to the extent that the provision of such would require such Party (or its applicable Group member) to waive any attorney-client or other legal privilege and (z) any out-of-pocked costs and expenses incurred in connection with the provision of such access shall constitute Assumed Trident Contingent Liabilities to be shared and reimbursed according to the Parties’ Applicable Percentages as contemplated by Section 7.1(b). Each Party shall, to the extent so requested by the other Party, enter into a joint-defense agreement with the other Party in respect of the Assumed Trident Contingent Liabilities, on terms as are to be reasonably agreed between the Parties. Nothing in this Section 7.3(a) shall require either Party to violate any agreement with any third party regarding the confidentiality of information relating to that third party.

(b) Costs and Expenses Relating to Access by the Managing Party. Except as otherwise provided in any Ancillary Agreement, the provision of access pursuant to this Section 7.3 shall be at no additional cost or expense of the Managing Party or any other Party (other than for actual out-of-pocket costs and expenses, which shall be allocated as set forth in Section 7.1).

Section 7.4. Notice Relating to Assumed Trident Contingent Liabilities; Disputes. In the event that the other Party or any member of such Party’s Group or any of their respective Affiliates, becomes aware of any matter reasonably relevant to the Managing Party’s ongoing or future management, prosecution, defense and/or administration of any Assumed Trident Contingent Liability, such Party shall promptly (but in any event within thirty (30) days of becoming aware, unless, by its nature the subject matter of such notice would reasonably require earlier notice) notify the Managing Party of any such matter (setting forth in reasonable detail the subject matter thereof); provided, however, that the failure to provide such notice shall not release the other Party from any of its obligations under this Article VII except and solely to the extent that the other Party shall have been actually and materially prejudiced as a result of such failure.

Section 7.5. Cooperation with Governmental Entity. If, in connection with any Assumed Trident Contingent Liability, a Party is required by Law to respond to or is reasonably requested to cooperate with a Governmental Entity, such Party shall be entitled to cooperate and respond to such Governmental Entity after, to the extent practicable under the specific circumstances, consultation with the Managing Party; provided, that to the extent such consultation is not practicable, the applicable Party shall promptly inform the Managing Party regarding such response or cooperation and the subject matter thereof. In the event that any Party is requested or required by any Governmental Entity in connection with any Assumed Trident Contingent Liability pursuant to any written or oral request for Information or documents in any legal or administrative proceeding, review, interrogatory, subpoena, investigation, demand, or similar process, such Party shall notify the Managing Party promptly of such request or requirement and such Party’s response thereto, and shall use reasonable best efforts to consult with the Managing Party with respect to the nature of such Party’s response to the extent practicable and not in violation of any attorney-client privilege or applicable legal process.

Section 7.6. Default. In the event that one or more of the Parties defaults in any full or partial payment in respect of any Assumed Trident Contingent Liability (including, for the avoidance of doubt, such Party’s Applicable Percentage of the costs and expenses of the Managing Party or any other assisting Party), then the non-defaulting Party (including Trident) shall be required to pay the amount in default; provided, however, that any such payment by a non-defaulting Party shall in no way release the defaulting Party from its obligations to pay such Assumed Trident Contingent Liability (or any future Assumed Trident Contingent Liability when obligated) and any non-defaulting Party may exercise any available legal remedies against such defaulting Party; provided, further, that interest shall accrue on any such defaulted amounts at the Default Interest Rate.

ARTICLE VIII

INDEMNIFICATION

Section 8.1. Release of Pre-Distribution Claims.

(a) Except (i) as provided in Section 8.1(b), (ii) as may be otherwise expressly provided in this Agreement, any Ancillary Agreement or the Merger Agreement and (iii) for any matter for which any Party is entitled to indemnification or contribution pursuant to this Article VIII, effective as of the Effective Time, each Party, for itself and each member of its respective Group (including, in the case of Fountain, Patriot and its Subsidiaries from and after the Closing), in each case, together with their respective administrators, successors and assigns, do hereby remise, release and forever discharge the other Party and the other members of such other Party’s’ Group and all Persons who at any time prior to the Effective Time were directors, officers, agents or employees of any member of such other Parties (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Effective Time, including in connection with the Fountain Plan of Separation and all other activities to implement the Fountain Distribution and any of the other transactions contemplated hereunder and under the Ancillary Agreements.

(b) Nothing contained in Section 8.1(a) shall impair or otherwise affect any right of either Party, and as applicable, a member of the Party’s Group to enforce this Agreement, the Merger Agreement, any Ancillary Agreement in each case in accordance with its terms. In addition, nothing contained in Section 8.1(a) shall release any Person from:

(i) (A) with respect to Trident or any member of its Group, any Trident Retained Liability and (B) with respect to Fountain or any member of its Group, any Fountain Liability;

(ii) any Liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a member of one Group from or on behalf of a member of the other Group prior to the Effective Time;

(iii) any Liability for unpaid amounts for products or services or refunds owing on products or services due on a value-received basis for work done by a member of one Group at the request or on behalf of a member of the other Group;

(iv) any Liability provided in or resulting from any other Contract or understanding that is entered into after the Effective Time between any Party (and/or a member of such Party’s Group), on the one hand, and the other Party (and/or a member of such Party’s ‘Group), on the other hand;

(v) any Liability with respect to an Assumed Trident Contingent Liability pursuant to Article VII;

(vi) any Liability with respect to any Continuing Arrangements set forth on Schedule 1.1(48);

(vii) any Liability with respect to the insurance policies written by White Mountain Insurance Company;

(viii) any Liability that the Parties may have with respect to indemnification or contribution pursuant to this Agreement, the Merger Agreement or otherwise for claims brought against the Parties by third Persons, which Liability shall be governed by the provisions of this Article VIII and, if applicable, the appropriate provisions of the Ancillary Agreements or Continuing Arrangements; and

(ix) any Liability for fraud or willful misconduct.

In addition, nothing contained in Section 8.1(a) shall release Trident from (i) indemnifying any director, officer or employee of Fountain who was a director, officer or employee of Trident or any of its Affiliates on or prior to the Effective Time or the Fountain Distribution Date, as the case may be, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification pursuant to then existing obligations or (ii) any Liability owed to Patriot pursuant to the Merger Agreement.

(c) Effective as of the Effective Time, each Party shall not, and shall not permit any member of its Group (including, in the case of Fountain, Patriot and its Subsidiaries, if the Closing occurs under the Merger Agreement) to make, any claim, demand or offset, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any other Party or any member of any other Party’s Group, or any other Person released pursuant to Section 8.1(a), with respect to any Liabilities released pursuant to Section 8.1(a). The release in this Section 8.1 includes a release of any rights and benefits with respect to such Liabilities that Fountain, Trident and each member of the Fountain Group and Trident Group, and their respective successor and assigns, now has or in the future may have conferred upon them by virtue of any statute or common law principle which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party’s settlement with the obligor. In this connection, each of Trident and Fountain hereby acknowledges that it is aware that factual matters now unknown to it may have given or may hereafter give rise to Liabilities that are presently unknown, unanticipated and unsuspected, and it further agrees that this release has been negotiated and agreed upon in light of that awareness and it nevertheless hereby intends to release the Persons described in Section 8.1(a) from the Liabilities described in the first sentence of Section 8.1(a). At any time, at the reasonable request of any other Party, each Party shall cause each member of its respective Group and, to the extent practicable, each other Person on whose behalf it released Liabilities pursuant to this Section 8.1 to execute and deliver releases reflecting the provisions hereof.

Section 8.2. Indemnification by Trident. Except as otherwise specifically provided in any provision of this Agreement, any Ancillary Agreement or the Merger Agreement, following the Fountain Distribution Date, Trident shall, and shall cause the other members of the Trident Group to, indemnify, defend and hold harmless the Fountain Indemnitees from and against any and all Indemnifiable Losses of the Fountain Indemnitees, arising out of, by reason of or otherwise in connection with (a) the Trident Retained Liabilities or alleged Trident Retained Liabilities, including, after the Fountain Distribution Date, the failure of Trident or any member of the Trident Group to pay, perform, fulfill, discharge and, to the extent applicable, comply with, in due course and in full, any such Liabilities, (b) any breach by Trident of any provision of this Agreement or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate indemnification therein, in which case any such indemnification claims shall be made thereunder and (c) any breach by Trident or any of its Affiliates (including Fountain other than with respect to any post-Closing obligation of Fountain) of any covenant, or inaccuracy of any representation and warranty made by Trident, in the Merger Agreement that survives the Closing under Section 8.01 of the Merger Agreement; provided that any claim with respect to indemnification pursuant to this clause (c) is made in reasonable written detail consistent with Section 8.5(a) or Section 8.5(b) prior to the termination of the relevant covenant, representation or warranty as contemplated by such Section 8.01; provided further that this Section 8.2 shall not apply with respect to any Assumed Trident Contingent Liability, in which case Article  VII shall apply.

Section 8.3. Indemnification by Fountain. Except as otherwise specifically provided in any provision of this Agreement, any Ancillary Agreement or the Merger Agreement, following the Fountain Distribution Date,

Fountain shall, and shall cause the other members of the Fountain Group, to indemnify, defend and hold harmless the Trident Indemnitees (which, for the avoidance of doubt, shall include the Athens North American R/SB Indemnitees) from and against any and all Indemnifiable Losses of the Trident Indemnitees, arising out of, by reason of or otherwise in connection with (a) the Fountain Liabilities or alleged Fountain Liabilities, including, after the Fountain Distribution Date, the failure of Fountain or any member of the Fountain Group to pay, perform, fulfill, discharge and, to the extent applicable, comply with, in due course and in full, any such Liabilities, (b) any breach by Fountain subsequent to the Fountain Distribution Date of any provision of this Agreement or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate indemnification therein, in which case any such indemnification claims shall be made thereunder or (c) any breach by Patriot or any of its Affiliates of any covenant, or inaccuracy of any representation and warranty made by Patriot, in the Merger Agreement that survives the Closing under Section 8.01 of the Merger Agreement; provided that any claim with respect to indemnification pursuant to this clause (c) is made in reasonable written detail consistent with Section 8.5(a) or Section 8.5(b) prior to the termination of the relevant covenant, representation or warranty as contemplated by such Section 8.01; provided further that this Section 8.3 shall not apply with respect to any Assumed Trident Contingent Liability, in which case Article VII shall apply.

Section 8.4. Indemnification with Respect to Athens NA. Following the Fountain Distribution Date, Athens NA shall, and shall cause the other members of its Group to, indemnify, defend and hold harmless the Trident Indemnitees and the Fountain Indemnitees (provided that, for purposes of this Section 8.4, the Trident Group shall be deemed to exclude the Athens North American R/SB Group) from and against any and all Indemnifiable Losses of the Trident Indemnitees or the Fountain Indemnitees, arising out of, by reason of or otherwise in connection with any breach by Athens of the Specified Sections of this Agreement. Trident shall, and shall cause its other Group members to, indemnify, defend and hold harmless the Athens North American R/SB Indemnitees from and against any and all Indemnifiable Losses of the Athens North American R/SB Indemnitees, arising out of, by reason of or otherwise in connection with any breach by Trident (or a Trident Group member) of the Specified Sections of this Agreement. Fountain shall, and shall cause its other Group members to, indemnify, defend and hold harmless the Athens North American R/SB Indemnitees from and against any and all Indemnifiable Losses of the Athens North American R/SB Indemnitees, arising out of, by reason of or otherwise in connection with any breach by Fountain (or a Fountain Group member) of the Specified Sections of this Agreement. For the avoidance of doubt, as between Fountain and Trident, the provisions of Section 8.2 and Section 8.3 shall control.

Section 8.5. Procedures for Indemnification.

(a) Direct Claims. An Indemnitee shall give the Indemnifying Party notice of any matter that an Indemnitee has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement (other than a Third Party Claim which shall be governed by Section 8.5(b)), within thirty (30) days of such determination, stating the amount of the Indemnifiable Loss claimed, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed by such Indemnitee or arises; provided, however, that the failure to provide such written notice shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been materially prejudiced as a result of such failure.

(b) Third Party Claims. If a claim or demand is made against a Trident Indemnitee, a Athens North American R/SB Indemnitee or a Fountain Indemnitee (each, an “Indemnitee”) by any Person who is not a party to this Agreement or a Subsidiary of a Party (a “Third Party Claim”) as to which such Indemnitee is or reasonably expects to be entitled to indemnification pursuant to this Agreement, such Indemnitee shall notify the Party (and, if applicable, the Managing Party) which is or may be required pursuant to this Article VIII, or pursuant to any Ancillary Agreement to make such indemnification (the “Indemnifying Party”) in writing, and in reasonable detail, of the Third Party Claim promptly (and in any event within thirty (30) days) after receipt by such Indemnitee of written notice of the Third Party Claim. If any Party shall receive notice or otherwise learn of the assertion of a Third Party Claim which may reasonably be determined to be an Assumed Trident Contingent Liability, such Party, as appropriate, shall give the Managing Party (as determined pursuant to Article VII) written notice thereof within thirty (30) days after such Person becomes aware of such Third Party Claim; provided, however, that the failure to provide notice of any such Third Party Claim pursuant to this or the preceding sentence shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been materially prejudiced as a result of such failure. Thereafter, the Indemnitee shall deliver to the Indemnifying Party (and, if applicable, to the Managing Party), promptly (and in any event within ten (10) Business Days) after the Indemnitee’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third Party Claim; provided, however, that the failure to forward such notices and documents shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been materially prejudiced as a result of such failure.

(c) Other than in the case of (i) an Assumed Trident Contingent Liability (the defense of which shall be assumed and controlled by the Managing Party as provided for in Article VII), (ii) indemnification pursuant to the Tax Sharing Agreement or (iii) indemnification by a beneficiary Party of a guarantor Party pursuant to Section 2.10(c) (the defense of which shall be assumed and controlled by the beneficiary Party), an Indemnifying Party shall assume and control the defense of any Third Party Claim, at such Indemnifying Party’s own cost and expense and by such Indemnifying Party’s own counsel, that is reasonably acceptable to the applicable Indemnitees, within thirty (30) days of the receipt of such notice from such Indemnitees. In connection with the Indemnifying Party’s defense of a Third Party Claim, such Indemnitee shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, at its own expense and, in any event, shall reasonably cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent Information, materials and information in such Indemnitee’s possession or under such Indemnitee’s control relating thereto as are reasonably required by the Indemnifying Party; provided, however, that in the event of a conflict of interest between the Indemnifying Party and the applicable Indemnitee(s), such Indemnitee(s) shall be entitled to retain, at the Indemnifying Party’s expense, separate counsel as required by the applicable rules of professional conduct with respect to such matter; provided, further, that if (i) the Third Party Claim is not an Assumed Trident Contingent Liability and (ii) the Indemnifying Party has assumed the defense of the Third Party Claim but has specified, and continues to assert, any reservations or exceptions to such defense, then, in any such case, the reasonable fees and expenses of one separate counsel for all Indemnitees shall be borne by the Indemnifying Party.

(d) Other than in the case of an Assumed Trident Contingent Liability, if an Indemnifying Party fails for any reason to assume responsibility for defending a Third Party Claim within the time specified, such Indemnitee may defend such Third Party Claim at the cost and expense of the Indemnifying Party. If the Indemnitee is conducting the defense against any such Third Party Claim, the Indemnifying Party shall reasonably cooperate with the Indemnitee in such defense and make available to the Indemnitee all witnesses, pertinent Information, and material in such Indemnifying Party’s possession or under such Indemnifying Party’s control relating thereto as are reasonably required by the Indemnitee.

(e) Unless the Indemnifying Party has failed to assume the defense of the Third Party Claim in accordance with the terms of this Agreement, no Indemnitee may settle or compromise any Third Party Claim that is not an Assumed Trident Contingent Liability (with any Assumed Trident Contingent Liability handled in accordance with Article VII) without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(f) In the case of a Third Party Claim (except for any Third Party Claim that is an Assumed Trident Contingent Liability, which, with respect to the subject matter of this Section 8.5(f), shall be governed by Section 7.4), no Indemnifying Party shall consent to entry of any judgment or enter into any settlement of the Third Party Claim without the prior written consent of the Indemnitee if the effect thereof is to permit any injunction, declaratory judgment, other order or other non-monetary relief to be entered, directly or indirectly, against any Indemnitee; it being understood that in the case of a Third Party Claim that is an Assumed Trident Contingent Liability, such matters are addressed in Article VII.

(g) Absent fraud or willful misconduct by an Indemnifying Party, the indemnification provisions of this Article VIII shall be the sole and exclusive remedy of an Indemnitee for any monetary or compensatory damages or losses resulting from any breach of this Agreement or any Ancillary Agreement (except as and to the extent otherwise expressly provided in such Ancillary Agreement) and each Indemnitee expressly waives and relinquishes any and all rights, claims or remedies such Person may have with respect to the foregoing other than under this Article VIII against any Indemnifying Party.

Section 8.6. Cooperation in Defense and Settlement.

(a) With respect to any Third Party Claim that is not an Assumed Trident Contingent Liability and that implicates two or more Parties in a material fashion due to the allocation of Liabilities, responsibilities for management of defense and related indemnities pursuant to this Agreement or any of the Ancillary Agreements, the applicable Parties agree to use reasonable best efforts to cooperate fully and maintain a joint defense (in a manner that will preserve for both Parties the attorney-client privilege, joint defense or other privilege with respect thereto). The Party that is not responsible for managing the defense of such Third Party Claims shall, upon reasonable request, be consulted with respect to significant matters relating thereto and may, if necessary or helpful, retain counsel to assist in the defense of such claims.

(b) Each of Trident, Athens NA and Fountain agrees that at all times from and after the Effective Time, if an Action is commenced by a third party (or any member of such Party’s respective Group) with respect to which one or more named Parties (or any member of such Party’s respective Group) is a nominal defendant and/or such Action is otherwise not a Liability allocated to such named Party under this Agreement or any Ancillary Agreement, then the other Party or Parties shall use reasonable best efforts to cause such nominal defendant to be removed from such Action, as soon as reasonably practicable.

Section 8.7. Indemnification Payments. Indemnification required by this Article VIII shall be made by periodic payments of the amount thereof in a timely fashion during the course of the investigation or defense, as and when bills are received or an Indemnifiable Loss or Liability incurred.

Section 8.8. Contribution.

(a) If the indemnification provided for in Sections 8.2, 8.3 and 8.4, including in respect of any Assumed Trident Contingent Liability, is unavailable to, or insufficient to hold harmless an Indemnitee under this Agreement or any Ancillary Agreement in respect of any Liabilities referred to herein or therein, then each Indemnifying Party shall contribute to the amount paid or payable by such Indemnitee as a result of such Liabilities in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnitee in connection with the actions or omissions that resulted in Liabilities as well as any other relevant equitable considerations. With respect to the foregoing, the relative fault of such Indemnifying Party and Indemnitee shall be determined by reference to, among other things, whether the misstatement or alleged misstatement of a material fact or omission or alleged omission to state a material fact relates to Information supplied by such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to Information and opportunity to correct or prevent such statement or omission.

(b) The Parties agree that it would not be just and equitable if contribution pursuant to this Section 8.8 were determined by a pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8.8(a). The amount paid or payable by an Indemnitee as a result of the Liabilities referred to in Section 8.8(a) shall be deemed to include, subject to the limitations set forth above, any legal or other fees or expenses reasonably incurred by such Indemnitee in connection with investigating any claim or defending any Action. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(c) Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, for purposes of Section 8.3, Trident shall be deemed to have supplied all Information relating to the Fountain Group included in any filing made with the Commission pursuant to the Securities Act or the Exchange Act prior to the Fountain Distribution Date, regardless of which entity actually makes such filing and under no circumstances shall Fountain have any Liability or be obligated to indemnify the Trident Indemnitees, in each case, with respect thereto pursuant to Section 8.3; provided that this Section 8.8(c) shall not apply in respect of any Assumed Trident Contingent Liability or any Liability with respect thereto, in which case Article VII shall apply.

Section 8.9. Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a) Any Indemnifiable Loss subject to indemnification or contribution pursuant to this Article VIII including, for the avoidance of doubt, in respect of any Assumed Trident Contingent Liability, will be calculated (i) net of Insurance Proceeds that actually reduce the amount of the Indemnifiable Loss, (ii) net of any proceeds received by the Indemnitee from any third party for indemnification for such Liability that actually reduce the amount of the Indemnifiable Loss (“Third Party Proceeds”) and (iii) net of any Tax benefits realized in accordance with, and subject to, the principles set forth or referred to in the Tax Sharing Agreement, and increased in accordance with, and subject to, the principles set forth in the Tax Sharing Agreement. Accordingly, the amount which any Indemnifying Party is required to pay pursuant to this Article VIII to any Indemnitee pursuant to this Article VIII will be reduced by any Insurance Proceeds or Third Party Proceeds theretofore actually recovered by or on behalf of the Indemnitee in respect of the related Indemnifiable Loss. If an Indemnitee receives a payment required by this Agreement from an Indemnifying Party in respect of any Indemnifiable Loss (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third Party Proceeds, then the Indemnitee will pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or Third Party Proceeds had been received, realized or recovered before the Indemnity Payment was made.

(b) The Parties acknowledge that the indemnification and contributions hereof do not relieve any insurer who would otherwise be obligated to pay any claim to pay such claim. In furtherance of the foregoing, the Indemnitee shall use commercially reasonable efforts to seek to collect or recover any third-party Insurance Proceeds and any Third Party Proceeds (other than Insurance Proceeds under an arrangement where future premiums are adjusted to reflect prior claims in excess of prior premiums) to which the Indemnified Party is entitled in connection with any Indemnifiable Loss for which the Indemnified Party seeks contribution or indemnification pursuant to this Article VIII; provided that the Indemnitee’s inability to collect or recover any such Insurance Proceeds or Third Party Proceeds (despite having used commercially reasonable efforts) shall not limit the Indemnifying Party’s obligations hereunder.

Section 8.10. Additional Matters; Survival of Indemnities.

(a) The indemnity and contribution agreements contained in this Article VIII shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnitee; (ii) the knowledge by the Indemnitee of Indemnifiable Losses for which it might be entitled to indemnification or contribution hereunder; and (iii) any termination of this Agreement.

(b) The rights and obligations of each Party and their respective Indemnitees under this Article VIII shall survive the sale or other Transfer by any Party or its respective Subsidiaries of any Assets or businesses or the assignment by it of any Liabilities.

(c) Each Party shall, and shall cause the members of its respective Group to, preserve and keep their Records relating to financial reporting, internal audit, employee benefits, past acquisition or disposition transactions, claims, demands, actions, and email files and backup tapes regarding any of the foregoing as such pertains to any period prior to the Separation Date in their possession, whether in electronic form or otherwise, until the latest of, as applicable (i) seven (7) years following the Separation Date or (ii) the date on which such Records are no longer required to be retained pursuant to such Party’s applicable record retention policy and schedules as in effect immediately prior to the Separation Date; provided, however, to the extent the Tax Sharing Agreement provides for a longer period of retention of Tax records, such longer period as provided in the Tax Sharing Agreement shall control.

ARTICLE IX

CONFIDENTIALITY; ACCESS TO INFORMATION

Section 9.1. Provision of Corporate Records. Other than in circumstances in which indemnification is sought pursuant to Article VIII (in which event the provisions of such Article will govern) or for matters related to provision of Tax records (in which event the provisions of the Tax Sharing Agreement will govern) and without limiting the applicable provisions of Article VII, and subject to any applicable provisions of this Agreement, any Ancillary Agreement or the Merger Agreement:

(a) After the Effective Time, upon the prior written request by Fountain for specific and identified Information which relates to (x) Fountain or the conduct of the Fountain Business, as the case may be, up to the Fountain Distribution Date, or (y) any Ancillary Agreement, Trident shall (or shall cause its Group member to) provide, as soon as reasonably practicable following the receipt of such request, appropriate copies of such Information (or the originals thereof if Fountain (or its Group member) has a reasonable need for such originals) in the possession or control of Trident or any of its Affiliates or Subsidiaries, but only to the extent such items so relate; provided, however, that Trident (or its applicable Group member) shall not be required to provide such copies to the extent that the provision of such would require Trident (or its applicable Group member) to breach any confidentiality covenant or waive any attorney-client or other legal privilege.
(b) After the Fountain Distribution Date, upon the prior written request by Trident (including, for the avoidance of doubt, on behalf of Athens NA) for specific and identified Information which relates to (x) Trident or the conduct of the Trident Retained Business, up to the Fountain Distribution Date, or (y) any Ancillary Agreement, Fountain shall provide, as soon as reasonably practicable following the receipt of such request, appropriate copies of such Information (or the originals thereof if Trident (or its Group member) (including for these purposes any member of the Athens North American R/SB Group) has a reasonable need for such originals) in the possession or control of Fountain or any of its Subsidiaries; provided, however, that Fountain (or its applicable Group member) shall not be required to provide such copies to the extent that the provision of such would require Fountain (or its applicable Group member) to breach any confidentiality covenant or waive any attorney-client or other legal privilege.

Section 9.2. Access to Information. Other than in circumstances in which indemnification is sought pursuant to Article VIII (in which event the provisions of such Article will govern) or for access with respect to Tax matters (in which event the provisions of the Tax Sharing Agreement will govern), from and after the Effective Time for a period of seven (7) years, each of Trident and Fountain shall afford to the other and its authorized accountants, counsel and other designated representatives reasonable access during normal business hours, to the personnel, properties, and Information of such Party and its Subsidiaries insofar as such access is reasonably required by the other Party and relates to (x) such other Party or the conduct of its business prior to the Effective Time or (y) any Ancillary Agreement; provided that neither Party shall be required to provide such access to the extent that the provision of such would require such Party (or one of its Group members) to breach any confidentiality covenant or waive any attorney-client or other legal privilege. Nothing in this Section 9.2 shall require either Party to violate any agreement with any third party regarding the confidentiality of confidential and proprietary information relating to that third party or its business.

Section 9.3. Witness Services. At all times from and after the Effective Time, each of Trident and Fountain shall use its reasonable best efforts to make available to the others, upon reasonable written request, its and its Subsidiaries’ officers, directors, employees, consultants and agents as witnesses to the extent that (i) such Persons may reasonably be required to testify in connection with the prosecution or defense of any Action in which the requesting Party may from time to time be involved (except for claims, demands or Actions between members of each Group) and (ii) there is no conflict in the Action between the requesting Party and the requested Party (or any member of the their respective Groups), as applicable. A Party providing a witness to the other Party under this Section 9.3 shall be entitled to receive from the recipient of such services, upon the presentation of invoices therefor, payments for such amounts, relating to disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees who are witnesses or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service as witnesses) as may be reasonably incurred and properly paid under applicable Law.

Section 9.4. Reimbursement; Other Matters. Except to the extent otherwise contemplated by this Agreement or any Ancillary Agreement, a Party providing Information or access to Information to the other Party under this Article IX shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses, as may be reasonably incurred in providing such Information or access to such Information.

Section 9.5. Confidentiality. Notwithstanding any termination of this Agreement, for a period of seven (7) years from the date of this Agreement, each Party and the members of its Group shall (i) hold in strict confidence (and at a standard of care no less than they use for their own similar information and in accordance with the terms of all applicable third-party agreements), (ii) disclose, provide, transfer, share or make available only to their and their Subsidiaries’ officers, employees, agents, consultants, auditors, attorneys and advisors (or potential buyers, lenders, investors, or similar transaction counterparties pursuant to any due diligence process), only on a “need to know” basis, and (iii) not use for any purpose other than to ensure compliance with the terms and conditions of this Agreement or any Ancillary Agreement, to enforce or defend any of its rights hereunder or thereunder or to the extent otherwise expressly permitted pursuant to this Agreement or any Ancillary Agreement, all Confidential Information to the extent relating to the business of any other Party or any member(s) of such other Party’s Group. To the extent that any Party or any member of its Group has Confidential Information related to another Party or member of such other Party’s Group that is the subject of this Section 9.5, such first Party shall, and shall cause each member of its Group to (in each case, except as otherwise expressly provided in this Agreement or any Ancillary Agreement), to the extent such Confidential Information is documented or exists in written, photographic or other physical form, return such information (and any copies made thereof) to such other Party or Group, and to the extent it is stored in electronic form, make a copy available to such other Party or Group and expunge such information from any computer or other data carrier, in each case, as promptly as reasonably practicable after the discovery thereof. Each Party is liable hereunder for any unauthorized disclosure or use of the other Parties’ Confidential Information by its recipients, including any members of its Group.

Section 9.6. Privileged Matters.

(a) Pre-Separation Services. The Parties recognize that legal and other professional services that have been and will be provided prior to the Effective Time have been and will be rendered for the collective benefit of each of the members of Trident Group and the Fountain Group, and that each of the members of the Trident Group, the and the Fountain Group should be deemed to be the client with respect to such pre-separation services for the purposes of asserting all privileges which may be asserted under applicable Law.

(b) Post-Separation Services. The Parties recognize that legal and other professional services will be provided following the Effective Time which will be rendered solely for the benefit of Trident or Fountain (and/or members of their respective Groups), as the case may be. With respect to such post-separation services, the Parties agree as follows:

(i) Trident shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged Information which relates solely to the Trident Retained Business, whether or not the privileged Information is in the possession of or under the control of Trident or Fountain (or any member of their respective Groups). Trident shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged Information that relates solely to the subject matter of any claims constituting Trident Retained Liabilities, now pending or which may be asserted in the future, in any lawsuits or other proceedings initiated against or by Trident (or any member of the Trident Group), whether or not the privileged Information is in the possession of or under the control of Trident or Fountain (or any member of their respective Group);

(ii) Fountain shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged Information which relates solely to the Fountain Business, whether or not the privileged Information is in the possession of or under the control of Trident or Fountain (or any member of their respective Group). Fountain shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged Information that relates solely to the subject matter of any claims constituting Fountain Liabilities, now pending or which may be asserted in the future, in any lawsuits or other proceedings initiated against or by Fountain (or any member of the Fountain Group), whether or not the privileged Information is in the possession of or under the control of Trident or Fountain (or any member of the respective Group).

(c) The Parties agree that they shall have a shared privilege, with equal right to assert or waive, subject to the restrictions in this Section 9.6, with respect to all privileges not allocated pursuant to the terms of Sections 9.6(b). All privileges relating to any claims, proceedings, litigation, disputes, or other matters which involve two or more of Trident or Fountain (or their respective Group members) in respect of which two or more of such Parties retain any responsibility or Liability under this Agreement, shall be subject to a shared privilege among them.

(d) No Party may waive any privilege which could be asserted under any applicable Law, and in which any other Party has a shared privilege, without the consent of the other Party, which shall not be unreasonably withheld or delayed or as provided in subsections (e) or (f) below. Consent shall be in writing, or shall be deemed to be granted unless written objection is made within twenty (20) days after notice upon the other Party requesting such consent.

(e) In the event of any litigation or dispute between or among any of the Parties, or any members of their respective Groups, either such Party may waive a privilege in which the other Party or member of such Group has a shared privilege, without obtaining the consent of the other Party; provided that such waiver of a shared privilege shall be effective only as to the use of Information with respect to the litigation or dispute between the relevant Parties and/or the applicable members of their respective Groups, and shall not operate as a waiver of the shared privilege with respect to third parties.

(f) If a dispute arises between or among the Parties or their respective Subsidiaries regarding whether a privilege should be waived to protect or advance the interest of either Party, each Party agrees that it shall negotiate in good faith, shall endeavor to minimize any prejudice to the rights of the other Parties, and shall not unreasonably withhold consent to any request for waiver by another Party. Each Party specifically agrees that it will not withhold consent to waiver for any purpose except to protect its own legitimate interests.

(g) Upon receipt by either Party or by any Subsidiary thereof of any subpoena, discovery or other request which arguably calls for the production or disclosure of Information subject to a shared privilege or as to which another Party has the sole right hereunder to assert a privilege, or if either Party obtains knowledge that any of its or any of its Subsidiaries’ current or former directors, officers, agents or employees have received any subpoena, discovery or other requests which arguably calls for the production or disclosure of such privileged Information, such Party shall promptly notify the other Party or Parties of the existence of the request and shall provide the other Party or Parties a reasonable opportunity to review the Information and to assert any rights it or they may have under this Section 9.6 or otherwise to prevent the production or disclosure of such privileged Information.

(h) The transfer of all Information pursuant to this Agreement is made in reliance on the agreement of Trident and Fountain as set forth in Sections 9.5 and 9.6, to maintain the confidentiality of privileged Information and to assert and maintain all applicable privileges. The access to Information being granted pursuant to Sections 7.3, 8.6, 9.1 and 9.2 hereof, the agreement to provide witnesses and individuals pursuant to Sections 7.3, 8.6 and 9.3 hereof, the furnishing of notices and documents and other cooperative efforts contemplated by Sections 7.5 and 8.6 hereof, and the transfer of privileged Information between and among the Parties and their respective Subsidiaries pursuant to this Agreement shall not be deemed a waiver of any privilege that has been or may be asserted pursuant to applicable law.

(i) Notwithstanding any provision to the contrary in this Section 9.6, the Audit Management Party (as defined in the Tax Sharing Agreement) shall have the authority to disclose or not disclose, in its sole discretion, any and all privileged Information to (i) any Taxing Authority (as defined in the Tax Sharing Agreement) conducting a Tax Audit (as defined in the Tax Sharing Agreement) or (ii) to third parties in connection with the defense of a Tax Audit, including, expert witnesses, accountants and other advisors, potential witnesses and other parties whose assistance is deemed, in the sole discretion of the Audit Management Party, to be necessary or beneficial to representing the interests of the Parties hereunder.

Section 9.7. Ownership of Information. Any Information owned by one Party or any of its Subsidiaries that is provided to a requesting Party pursuant to this Article IX shall be deemed to remain the property of the providing Party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such Information.

Section 9.8. Other Agreements. The rights and obligations granted under this Article IX are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of Information set forth in any Ancillary Agreement.

ARTICLE X

INSURANCE

Section 10.1. Policies and Rights Included Within Assets.The Fountain Assets shall include (i) any and all rights of an insured Party under each of the Fountain Shared Policies, subject to the terms of such Fountain Shared Policies and any limitations or obligations of Fountain contemplated by this Article X, specifically including rights of indemnity and the right to be defended by or at the expense of the insurer, with respect to all actual or alleged wrongful acts, occurrences, events, claims, suits, actions, proceedings, injuries, losses, liabilities, damages and expenses which occurred or are alleged to have occurred, in whole or in part, prior to the Fountain Distribution Date by either Party in or in connection with the conduct of the Fountain Business, regardless of whether any suit, claim, action or proceeding is brought before or after the Fountain Distribution Date or, to the extent any claim is made against Fountain or any of its Subsidiaries or the conduct of the Trident Retained Business, and which actual or alleged wrongful acts, occurrences, events, claims, suits, actions, proceedings, injuries, losses, liabilities, damages and expenses may arise out of an insured or insurable occurrence or wrongful act under one or more of such Fountain Shared Policies; provided, however, that nothing in this clause shall be deemed to constitute (or to reflect) an assignment of such Fountain Shared Policies, or any of them, to Fountain, and (ii) the Fountain Policies.

Section 10.2. Claims Made Tail Policies. The claims made tail policies provided for in this Section 10.2 will provide coverage for any Claim arising from any Wrongful Act occurring, in whole or in part, prior to the Fountain Distribution Date. For purposes of this Section 10.2, “Claim” and “Wrongful Act” shall have the respective meanings given to such terms in the current Trident International Ltd., D&O, Fiduciary and Employment Practices Liability Insurance Policies, as applicable.

(a) Trident shall purchase Directors and Officers Liability Insurance Policies having total limits of $275 million, consisting of $275 million of non-rescindable Side A coverage inclusive and $200 million of Side B coverage and having a policy period incepting on the Fountain Distribution Date, or the expiration date of the current Trident Directors and Officers liability insurance Policies, whichever date is earlier, and ending on a date that is six years after the Fountain Distribution Date (“D&O Tail Policies”). The premium for the D&O Tail Policies shall be pre-paid for the full six-year term of the D&O Tail Policies. Such D&O Tail Policies shall cover Trident and Fountain and the insured persons thereof and shall have material terms and conditions no less favorable than those contained in the Policies comprising the Trident Directors and Officers liability insurance program incepting on the Fountain Distribution Date, except for the policy period, premium and provisions excluding coverage for wrongful acts, errors or omissions, post-dating the Fountain Distribution Date. Trident (i) shall provide Fountain with copies of the D&O Tail Policies within a reasonable time after the Policies are issued and (ii) shall not amend the terms or, nor cancel or permit cancellation of, any such Policies without ninety (90) days prior written notice Fountain.

(b) Trident shall purchase Fiduciary Liability Insurance Policies having total limits of $50 million and having a policy period incepting on the Fountain Distribution Date, or the expiration date of the current Trident fiduciary liability insurance Policies, whichever date is earlier, and ending on a date that is six years after the Fountain Distribution Date (“Fiduciary Tail Policies”). The premium for the Fiduciary Tail Policies shall be pre-paid for the full six-year term of the Fiduciary Tail Policies. Such Fiduciary Tail Policies shall cover Trident and Fountain and the insured persons thereof and shall have material terms and conditions no less favorable than those contained in the Policies comprising the Trident fiduciary liability insurance program incepting on the Fountain Distribution Date, except for the policy period, premium and provisions excluding coverage for wrongful acts, errors and omissions, post-dating the Fountain Distribution Date. Trident (i) shall provide Fountain with copies of the Fiduciary Tail Policies within a reasonable time after the Policies are issued and (ii) shall not amend the terms or, nor cancel or permit cancellation of, any such Policies without ninety (90) days prior written notice to Fountain.

(c) Trident shall purchase Employment Practices Liability Insurance Policies having total limits of $50 million of coverage and having a policy period incepting on the Fountain Distribution Date, or the expiration date of the current Trident Employment Practice liability insurance Policies, whichever date is earlier, and ending on a date that is six years after the Fountain Distribution Date (“EPL Tail Policies”). The premium for the EPL Tail Policies shall be pre-paid for the full six-year term of the EPL Tail Policies. Such EPL Tail Policies shall cover Trident and Fountain and the insured persons thereof and shall have material terms and conditions no less favorable than those contained in the Policies comprising the Trident Employment Practices liability insurance program incepting on the Fountain Distribution Date, except for the policy period, premium and provisions excluding coverage for wrongful acts, errors and omissions, post-dating the Fountain Distribution Date. Trident (i) shall provide Fountain with copies of the EPL Tail Policies within a reasonable time after the Policies are issued and (ii) shall not amend the terms or, nor cancel or permit cancellation of, any such Policies without ninety (90) days prior written notice to Fountain.

(d) To the extent that Trident is unable prior to the Fountain Distribution Date to obtain any of the policies as provided for in paragraphs (a), (b) and (c) of this Section 10.2, then, with respect to suits or claims based on wrongful acts, errors or omissions on or before the Fountain Distribution Date, Trident shall use reasonable best efforts to secure alternative insurance arrangements on the standalone insurance policies for Fountain to provide benefits on terms and conditions (including policy limits) in favor of Fountain and the insured persons thereof no less favorable than the benefits (including policy limits) that were to be afforded by the policies described in paragraphs (a), (b) and (c) of this Section 10.2. With respect to such alternative insurance arrangements, Trident and Fountain shall be responsible for their own costs under their applicable standalone insurance policies. Trident shall not under any circumstances purchase any such alternative coverage containing an exclusion for suits or claims based on wrongful acts, errors or omissions up to and including the Fountain Distribution Date to the extent such exclusion would preclude coverage for Fountain and/or the insured persons thereof, but would not preclude coverage for Trident and/or the insured persons thereof.

Section 10.3. Occurrence Based Policies.

(a) Notwithstanding anything herein to the contrary, the terms , conditions and procedures set forth in the insurance Policy by and between Trident, Athens NA and Fountain, on the one hand, and White Mountain Insurance Company, on the other, dated as of, or about the Fountain Distribution Date, which describes, among other things, (i) how claims and suits under the Trident Shared Policies will be administered, paid, accounted for, and the level of input each Party will have in claim settlements, (ii) access to Shared Policies claim data, (iii) Large Loss Notification to each Party for which Fountain shall each bear full responsibility to notify Excess carriers of any such losses, (iv) dispute resolution and (v) Umbrella and Excess claims handling, are incorporated hereby by reference. The prior written consent of Patriot not to be unreasonably withheld, conditioned or delayed shall be required for the entry by Fountain into and any modifications or amendments to a Fountain Shared Policy, including the insurance Policy referenced in the immediately preceding sentence.

(b) With respect to all other occurrence based Trident Shared Policies, for suits or claims that are filed or made based upon occurrences that occurred or are alleged to have occurred in whole or in part prior to the Fountain Distribution Date, Trident and Fountain, shall be responsible for bearing the full amount of the deductible and/or any claims, costs and expenses that are not covered under such insurance policies including that portion of any premium adjustments, tax, assessment or similar regulatory surcharges, that relates to claims based on occurrences that predate the Fountain Distribution Date.

Section 10.4. Administration; Other Matters.

(a) Administration. Except as otherwise provided in Section 10.3 hereof, in any Schedule hereto or in any Ancillary Agreement, from and after the Effective Time, (i) Trident shall be responsible for (A) Insurance Administration of the Shared Policies and (B) Claims Administration under such Shared Policies with respect to Trident Retained Liabilities and (ii) Fountain shall be responsible for Claims Administration under such Shared Policies with respect to Fountain Liabilities; provided that the retention of such responsibilities by Trident is in no way intended to limit, inhibit or preclude any right to insurance coverage for any Insured Claim of a named insured under such Policies as contemplated by the terms of this Agreement; provided further that Trident’s retention of the administrative responsibilities for the Shared Policies shall not relieve the Party submitting any Insured Claim of the primary responsibility for reporting such Insured Claim accurately, completely and in a timely manner or of such Party’s authority to settle any such Insured Claim within any period or amount permitted or required by the relevant Policy. Trident may discharge its administrative responsibilities under this Section 10.4 by contracting for the provision of services by independent parties. Each of the applicable Parties shall pay any costs relating to defending its respective Insured Claims under Shared Policies to the extent such costs, including defense and out-of-pocket expenses, are not covered under such Policies. Each of the Parties shall be responsible for obtaining or reviewing the appropriateness of releases upon settlement of its respective Insured Claims under Shared Policies.

(b) Exceeding Policy Limits. Where Fountain Liabilities are specifically covered under a Shared Policy for occurrences, acts or events prior to the Fountain Distribution Date, then Fountain may claim coverage for Insured Claims under such Shared Policy as and to the extent that such insurance is available up to the full extent of the applicable limits of liability of such Shared Policy (and may receive any Insurance Proceeds with respect thereto as contemplated by Section 10.2, Section 10.3 or Section 10.4(c) hereof), subject to the terms of this Section 10.4. Except as set forth in this Section 10.4, Trident and Fountain shall not be liable to one another for claims not reimbursed by insurers for any reason not within the control of Trident or Fountain, as the case may be, including coinsurance provisions, deductibles, quota share deductibles, self-insured retentions, bankruptcy or insolvency of an insurance carrier, Shared Policy limitations or restrictions, any coverage disputes, any failure to timely claim by Trident, or Fountain or any defect in such claim or its processing. It is expressly understood that the foregoing shall not limit any Party’s liability to any other Party for indemnification pursuant to Article VIII.

(c) Allocation of Insurance Proceeds. Except as otherwise provided in Section 10.3, Insurance Proceeds received with respect to suits, occurrences, claims, costs and expenses covered under the Shared Policies shall be paid to Trident with respect to Trident Retained Liabilities and to Fountain with respect to Fountain Liabilities. In the event that the aggregate limits on any Shared Policies are exhausted by the payment of Insured Claims by the Parties, each Party agrees to allocate the Insurance Proceeds received thereunder based upon their respective percentage of the total insured claim or claims which were covered under such Shared Policy (their “allocable portion of Insurance Proceeds”), and any Party who has received Insurance Proceeds in excess of such Party’s allocable portion of Insurance Proceeds shall pay to the other Party or Parties the appropriate amount so that each Party will have received its allocable portion of Insurance Proceeds. Each of the Parties agrees to use their respective reasonable best efforts to maximize available coverage under those Shared Policies applicable to it for the benefit of all Parties, and to take all reasonable best steps to recover from all other responsible parties (except the Parties) in respect of an Insured Claim to the extent coverage limits under a Shared Policy have been exceeded or would be exceeded as a result of such Insured Claim.

(d) Allocation of Aggregate Deductibles. In the event that both Parties have insured claims under any Shared Policy for which an aggregate deductible is payable, the Parties agree that the aggregate amount of the total deductible paid shall be borne by the Parties in the same proportion to which the Insurance Proceeds received by each such Party bears to the total Insurance Proceeds received under the applicable Shared Policy (their “allocable share of the deductible”), and any Party who has paid more than its allocable share of the deductible shall be entitled to receive from the other Party an appropriate amount such that each Party will only have to bear its allocable share of the deductible.

Section 10.5. Agreement for Waiver of Conflict and Shared Defense. In the event that Insured Claims of both of the Parties exist relating to the same occurrence, both Parties shall jointly defend and waive any conflict of interest necessary to the conduct of the joint defense. Nothing in this Article X shall be construed to limit or otherwise alter in any way the obligations of the Parties to this Agreement, including those created by this Agreement, by operation of Law or otherwise.

Section 10.6. Cooperation. The Parties agree to use their respective reasonable best efforts to cooperate with respect to the various insurance matters contemplated by this Agreement.

Section 10.7. Certain Matters Relating to Trident’s Organizational Documents. For a period of six (6) years from the Fountain Distribution Date, the Amended and Restated Articles of Association and Amended and Restated Organizational Regulations of Trident shall contain provisions no less favorable with respect to indemnification than are set forth in the Amended and Restated Articles of Association and Amended and Restated Organizational Regulations of Trident immediately after the Effective Time, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Fountain Distribution Date in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of any member of the Trident Group or the Fountain Group, unless such modification shall be required by Law and then only to the minimum extent required by Law.

ARTICLE XI

MISCELLANEOUS

Section 11.1. Complete Agreement; Construction. This Agreement, including the Exhibits and Schedules, the Ancillary Agreements and the Merger Agreement, including any related annexes, schedules and exhibits, shall, together constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all prior negotiations, agreements, and understandings of the Parties of any nature, whether oral or written, with respect to such subject matter. If there is a conflict between any provision of this Agreement and a provision of any Schedule hereto, the Schedule shall control unless specifically provided otherwise in this Agreement. If there is a conflict between any provision of this Agreement and a provision of any Ancillary Agreement or Continuing Arrangement or the Merger Agreement, such Ancillary Agreement or Continuing Arrangement or the Merger Agreement shall control; provided that with respect to any Conveyancing and Assumption Instrument, this Agreement shall control unless specifically stated otherwise in such Conveyancing and Assumption Instrument. Except as expressly set forth in this Agreement, any Ancillary Agreement or the Merger Agreement: (a) all matters relating to Taxes and Tax Returns of the Parties and their respective Subsidiaries shall be governed exclusively by the Tax Sharing Agreement; and (b) for the avoidance of doubt, in the event of any conflict between this Agreement, any Ancillary Agreement or the Merger Agreement, on the one hand, and the Tax Sharing Agreement, on the other hand, with respect to such matters, the terms and conditions of the Tax Sharing Agreement shall control.

Section 11.2. Ancillary Agreements; Merger Agreement. Except as expressly set forth herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Ancillary Agreements or the Merger Agreement.

Section 11.3. Counterparts. This Agreement may be executed in multiple counterparts (any one of which need not contain the signatures of more than one Party), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement, and any amendments hereto, to the extent signed and delivered by means of a facsimile machine or other electronic transmission, shall be treated in all manner and respects as an original agreement and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party, the other Party shall re-execute original forms thereof and deliver them to the requesting Party. No Party shall raise the use of a facsimile machine or other electronic means to deliver a signature or the fact that any signature was transmitted or communicated through the use of facsimile machine or other electronic means as a defense to the formation of a Contract and each such Party forever waives any such defense.

Section 11.4. Survival of Agreements. Except as otherwise contemplated by this Agreement, any Ancillary Agreement or the Merger Agreement, all covenants and agreements of the Parties contained in this Agreement and each Ancillary Agreement shall survive the Effective Time and remain in full force and effect in accordance with their terms.

Section 11.5. Expenses. Except as otherwise provided (i) in this Agreement, (ii) in any Ancillary Agreement or (iii) in the Merger Agreement, the Parties agree that all out-of-pocket fees and expenses incurred by the Parties, or to be incurred by the Parties and directly related to the Fountain Plan of Separation, the Merger or transactions contemplated hereby or by the Merger Agreement (including third party professional fees, fees and expenses incurred in connection with the execution and delivery of this Agreement and such other third party fees and expenses incurred on a non-recurring basis directly as result of the Fountain Plan of Separation) (collectively, “Separation Expenses”) shall (A) to the extent incurred and payable prior to the Fountain Distribution Date be paid by Trident and (B) to the extent any such Separation Expenses arise and are payable by any Party following the Fountain Distribution Date be paid by such Party.

Section 11.6. Notices. All notices, requests, permissions, waivers and other communications under this Agreement and, to the extent applicable and unless otherwise provided therein, under each of the Ancillary Agreements shall be in writing and shall be deemed to have been duly given (a) three Business Days following sending by registered or certified mail, postage prepaid, (b) when sent, if sent by facsimile; provided that the facsimile transmission is promptly confirmed and any facsimile transmission received after 5:00 p.m. Eastern time shall be deemed received at 9:00 a.m. Eastern time on the following Business Day, (c) when delivered, if delivered personally to the intended recipient and (d) one Business Day following sending by overnight delivery via a national courier service and, in each case, addressed to a Party at the following address for such Party:

To Trident:

Tyco International Ltd.

c/o Tyco International Management Company, LLC

9 Roszel Road

Princeton, New Jersey 08540

Attn: General Counsel

Facsimile: (609) 720-4208

To Athens NA:

The ADT Corporation

One Town Center Road

Boca Raton, Florida 33486

Attn: General Counsel

Facsimile: (609) 806-2128

To Fountain prior to the Fountain Distribution Date:

Tyco Flow Control International Ltd.

c/o Tyco International Management Company, LLC

9 Roszel Road

Princeton, New Jersey 08540

Attn: General Counsel

Facsimile: (609) 720-4208

If to Fountain after the Fountain Distribution Date:

Pentair, Inc.

5500 Wayzata Boulevard, Suite 800

Golden Valley, Minnesota

Attn: Angela D. Lageson

Facsimile: (763) 656-5403

with copies to (which shall not constitute notice):

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attn:  Faiza J. Saeed

          Thomas E. Dunn

Facsimile: (212) 474-3700

and to:

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

Attn: Benjamin F. Garmer, III

Facsimile: (414) 297-4900

or to such other address(es) as shall be furnished in writing by any such Party to the other Party in accordance with the provisions of this Section 11.6. Any notice to Trident shall be deemed notice to all members of the Trident Group, any notice to Athens NA shall be deemed notice to all members of the Athens North American R/SB Group and any notice to Fountain shall be deemed notice to all members of the Fountain Group.

Section 11.7. Waivers and Consents. The failure of any Party to require strict performance by any other Party of any provision in this Agreement will not waive or diminish that Party’s right to demand strict performance thereafter of that or any other provision hereof. Any consent required or permitted to be given by any Party to the other Parties under this Agreement shall be in writing and signed by the Party giving such consent and shall be effective only against such Party (and its Group). Notwithstanding the foregoing, no waiver of any provision hereof or consent required or permitted to be given by Fountain under this Agreement or failure of Fountain to require strict performance by any other Party of any provision in this Agreement shall be permitted without the prior written consent of Patriot.

Section 11.8. Amendments. This Agreement may not be modified or amended except by an agreement in writing signed by a duly authorized representative of each of the Parties and otherwise in accordance with Section 5.19 of the Merger Agreement.

Section 11.9. Assignment. Except as otherwise provided for in this Agreement, this Agreement is not assignable by any Party without the prior written consent of the other Parties and Patriot, and any attempt to assign this Agreement without such consent shall be void and of no effect; provided that a Party may assign this Agreement in whole in connection with a merger transaction in which such Party is not the surviving entity or the sale by such Party of all or substantially all of its Assets; provided that the surviving entity of such merger or the transferee of such Assets shall agree in writing, reasonably satisfactory to the other Parties, to be bound by the terms of this Agreement as if named as a “Party” hereto.

Section 11.10. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and each of their respective successors and permitted assigns.

Section 11.11. Certain Termination and Amendment Rights. Notwithstanding any provision hereof, this Agreement may be terminated at any time prior to the Fountain Distribution Date by the mutual consent of the Parties hereto, but only in the event that the Merger Agreement has been terminated pursuant to its terms.

Section 11.12. Payment Terms.

(a) Except as expressly provided to the contrary in this Agreement or any Ancillary Agreement, any amount to be paid or reimbursed by any Party (and/or a member of such Party’s Group), on the one hand, to any other Party or Parties (and/or a member of such Party’s or Parties’ Group), on the other hand, under this Agreement shall be paid or reimbursed hereunder within thirty (30) days after presentation of an invoice or a written demand therefor and setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.

(b) Except as expressly provided to the contrary in this Agreement or any Ancillary Agreement, any amount not paid when due pursuant to this Agreement (and any amount billed or otherwise invoiced or demanded and properly payable that is not paid within thirty (30) days of such bill, invoice or other demand) shall bear interest at the Default Interest Rate, calculated for the actual number of days elapsed, accrued from the date on which such payment was due up to the date of the actual receipt of payment.

Section 11.13. No Circumvention. The Parties agree not to directly or indirectly take any actions, act in concert with any Person who takes an action, or cause or allow any member of any such Party’s Group to take any actions (including the failure to take a reasonable action) such that the resulting effect is to materially undermine the effectiveness of any of the provisions of this Agreement or any Ancillary Agreement (including adversely affecting the rights or ability of any Party to successfully pursue indemnification, contribution or payment pursuant to Article VIII).

Section 11.14. Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any entity that becomes a Subsidiary of such Party on and after the Fountain Distribution Date.

Section 11.15. Third Party Beneficiaries. Except (i) as provided in Article VIII relating to Indemnitees and for the release under Section 8.1 of any Person provided therein, (ii) as provided in Section 10.2 relating to insured persons and Section 10.7 relating to the directors, officers, employees, fiduciaries or agents provided therein, (iii) for Patriot, who is an intended third-party beneficiary of this Agreement, this Agreement is solely for the benefit of the Parties and should not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

Section 11.16. Title and Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties and Patriot only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.17. Exhibits and Schedules. The Exhibits and Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Nothing in the Exhibits or Schedules constitutes an admission of any liability or obligation of any member of the Fountain Group or Trident Group or any of their respective Affiliates to any third party, nor, with respect to any third party, an admission against the interests of any member of the Fountain Group or Trident Group or any of their respective Affiliates.

Section 11.18. Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

Section 11.19. Consent to Jurisdiction. Each of the Parties irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement or any Ancillary Agreement and the rights and obligations arising hereunder or thereunder, or for recognition and enforcement of any judgment in respect of this Agreement or any Ancillary Agreement and the rights and obligations arising hereunder or thereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the United States District Court for the Southern District of New York, or, if United States federal jurisdiction is unavailable, in the Supreme Court of the State of New York, New York County. Each of the Parties hereby irrevocably submits and shall cause the members of its Group to submit with regard to any such action or proceeding for itself or for the members of its Group and in respect of its property or the property of the members of its Group, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not and shall cause the members of its Group not to bring any action relating to this Agreement or any of the transactions contemplated by this Agreement or any Ancillary Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, and shall cause the members of its Group to waive and not to assert by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement or any Ancillary Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 11.19, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement or any Ancillary Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 11.20. Specific Performance. The Parties understand and agree that (a) the covenants and agreements on each of their parts herein contained are uniquely related to the desire of the Parties and their respective Affiliates to consummate the Transactions, (b) the Transactions are a unique business opportunity at a unique time for each of Trident and Patriot and their respective Affiliates, (c) irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms, (d) although monetary damages may be available for the breach of such covenants and agreements such monetary damages are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement, would be an inadequate remedy therefor and shall not be construed to diminish or otherwise impair in any respect any party’s right to specific performance and (e) the right of specific performance is an integral part of the transactions contemplated by this Agreement and without that right none of the parties would have entered into this Agreement. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or any of the Ancillary Agreements and to enforce specifically the terms and provisions of this Agreement, with any such remedy to be sought exclusively in the United States District Court for the Southern District of New York, or, if United States federal jurisdiction is unavailable, in the Supreme Court of the State of New York, New York County. Each of the Parties further agrees that no Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11.20 and each Party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 11.21. Waiver of Jury Trial. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY ANCILLARY AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 11.22. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable. The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 11.23. Force Majeure. No Party (or any Person acting on its behalf) shall have any liability or responsibility for failure to fulfill any obligation (other than a payment obligation) under this Agreement or, unless otherwise expressly provided therein, any Ancillary Agreement so long as and to the extent to which the fulfillment of such obligation is prevented, frustrated, hindered or delayed as a consequence of circumstances of Force Majeure. A Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event: (a) notify the other applicable Parties of the nature and extent of any such Force Majeure condition and (b) use due diligence to remove any such causes and resume performance under this Agreement as soon as feasible.

Section 11.24. Interpretation. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 11.25. No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances (including with respect to the rights, entitlements, obligations and recoveries that may arise out of one or more of the following Sections: Section 3.5; Section 7.3; Section 8.2; Section 8.3; Section 8.4; and Section 8.5).

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

TYCO INTERNATIONAL LTD.

By:	/s/ Edward D. Breen
Name: Edward D. Breen
Title: Chairman and Chief Executive Officer

TYCO FLOW CONTROL INTERNATIONAL, LTD.

By:	/s/ John S. Jenkins, Jr.
Name: John S. Jenkins, Jr.
Title: Director

By:	/s/ Andrea Goodrich
Name: Andrea Goodrich
Title: Director

THE ADT CORPORATION

By:	/s/ Naren K. Gursahaney
Name: Naren K. Gursahaney
Title: President

ANNEX C

TAX SHARING AGREEMENT

by and among

TYCO INTERNATIONAL LTD.,

TYCO FLOW CONTROL INTERNATIONAL LTD.

and

THE ADT CORPORATION,

Dated as of [—]

C-i

(continued)

C-ii

(continued)

C-iii

Page
Schedules

Schedule 1.1(25)	List of ATOB Entities
Schedule 1.1(76)(c)	List of U.S. state and local Taxes
Schedule 1.1(112)	List of Qualified Tax Counsel
Schedule 1.1(121)	List of Section 355 Entities
Schedule 1.1(146)	Certain Payments Excluded from Threshold Base Amount
Schedule 1.1(148)	List of Transferee Entities
Schedule 1.1(149)	List of Transferor Entities
Schedule 2.1(a)	Preparation of Pre-Distribution Income Tax Returns
Schedule 2.2(a)	Preparation of Straddle Income Tax Returns
Schedule 9.2(c)(iv)	List of the Documents / Information to be made Available
Schedule 9.2(e)(ii)	U.S. AMP Internal Costs and Expenses
Schedule 9.2(g-1)	Form of Power of Attorney
Schedule 9.2(g-2)	Activities Requiring Signature

C-iv

TAX SHARING AGREEMENT

THIS TAX SHARING AGREEMENT (this “Agreement”) is made and entered into as of the      day of September, 2012, by and among Tyco International Ltd., a corporation limited by shares (Aktiengesellschaft) organized under the laws of Switzerland (“Trident”), The ADT Corporation, a Delaware corporation (“Athens NA”), and Tyco Flow Control International Ltd., a corporation limited by shares (Aktiengesellschaft) organized under the laws of Switzerland (“Fountain”). Each of Trident, Athens NA and Fountain is sometimes referred to herein as a “Party” and collectively, as the “Parties”.

W I T N E S S E T H:

WHEREAS, Trident, acting through its direct and indirect Subsidiaries, currently conducts a number of businesses, including (i) the Athens North American R/SB Business, (ii) the Fountain Business, and (iii) the Trident Retained Business;

WHEREAS, the Board of Directors of Trident (the “Board”) has determined that it is appropriate, desirable and in the best interests of Trident and its stockholders to separate the Fountain Business from Trident (the “Fountain Separation”) and to divest the Fountain Business in the manner contemplated by the Separation and Distribution Agreement by and among Trident, Fountain and Athens NA dated as of March 27, 2012 (as the same may be amended, restated or otherwise modified from time to time in accordance with its terms, “Fountain Separation Agreement”), and the Merger Agreement, dated as of March 27, 2012, among Trident, Fountain, Panthro Acquisition Co., a Delaware corporation, Panthro Merger Sub, Inc., a Minnesota corporation (“Merger Sub”) and Pentair, Inc., a Minnesota corporation (“Patriot”) (as the same may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”);

WHEREAS, the Board has determined that it is appropriate, desirable and in the best interests of Trident and its stockholders to separate from Trident the Athens North American R/SB Business, which shall be owned and conducted, directly or indirectly, by Athens NA (the “Athens NA Separation”) pursuant to the Separation and Distribution Agreement by and between Trident and Athens NA dated as of [—] (as the same may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Athens NA Separation Agreement”);

WHEREAS, in order to effectuate the Fountain Separation and the Athens NA Separation, the Board has determined that it is appropriate, desirable and in the best interests of Trident and its stockholders (i) to enter into a series of transactions whereby (A) Trident and/or one or more members of the Trident Group will, collectively, own all of the Trident Retained Assets and assume (or retain) all of the Trident Retained Liabilities, (B) Athens NA and/or one or more members of the Athens North American R/SB Group will, collectively, own all of the Athens North American R/SB Assets and assume (or retain) all of the Athens North American R/SB Liabilities and (C) Fountain and/or one or more members of the Fountain Group will, collectively, own all of the Fountain Assets and assume (or retain) all of the Fountain Liabilities and (ii) for Trident to distribute to the holders of Trident Common Stock on a pro rata basis (in each case without consideration being paid by such stockholders) (A) all of the outstanding shares of common stock, par value $[—] per share, of Athens NA (the “Athens NA Common Stock”) and (B) all of the outstanding shares of common stock, par value CHF 0.50 per share, of Fountain (the “Fountain Common Stock”) (such transactions as they may be amended or modified from time to time, collectively, the “Plan of Separation”);

WHEREAS, it is the intention of the Parties that the Athens NA Distribution and the Fountain Distribution pursuant to the Plan of Separation qualify as tax-free to Trident under Section 355(c) or 361(c) of the Internal Revenue Code of 1986, as amended (the “Code”), and as tax-free to holders of Trident Common Stock under Section 355(a) of the Code;

WHEREAS, the parties intend that certain internal transactions undertaken in anticipation of the Athens NA Distribution and the Fountain Distribution will qualify for favorable treatment under the Code; and

WHEREAS, in connection with the Plan of Separation, the Parties desire to set forth their agreement on the rights and obligations with respect to handling and allocating Taxes and related matters.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the following meanings:

(1) “AAA” has the meaning set forth in Section 13.2.

(2) “Acceptance Notice” has the meaning set forth in Section 9.2(d)(iii).

(3) “Active Business” means the business conducted by each of the ATOB Entities as of the date of the applicable Distribution.

(4) “Administration Vote Notice” has the meaning set forth in Section 9.2(d)(i).

(5) “Affiliate” means, when used with respect to a specified Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. It is expressly agreed that no Party or member of any Group shall be deemed to be an Affiliate of another Party or member of such other Party’s Group by reason of having one or more directors in common.

(6) “Agreement” has the meaning set forth in the preamble hereto.

(7) “Ancillary Agreements” means any agreement defined as an “Ancillary Agreement” in either the Athens NA Separation Agreement or the Fountain Separation Agreement, except that such term shall not include this Agreement.

(8) “Assets” has the meaning set forth in the Separation and Distribution Agreements.

(9) “Athens Brand” shall mean any Source Indictor to the extent comprising or including (i) the word mark ADT in any style, design or font, (ii) the shape of an octagon in any shade of the color blue, and/or (iii) the phrase ALWAYS THERE.

(10) “Athens NA” has the meaning set forth in the preamble.

(11) “Athens NA Brand” means the Athens Brand (including certain registrations and applications) in the Athens NA Residential Territory.

(12) “Athens NA Brand Transactions” means, collectively, (i) the assignment of the Athens NA Brand by ADT Services GmbH, a company organized under the laws of Switzerland (“ADT Services”), to Tyco International Services Holding GmbH, a company organized under the laws of Switzerland (“TISH”), (ii) the assignment of the Athens NA Brand by TISH to Tyco International Holding S.a.r.l., a company organized under the laws of Luxembourg (“TSarl”), and (iii) the assignment of the Athens NA Brand by TSarl to ADT LLC, a limited liability company organized under the laws of Delaware, each in accordance with the Plan of Separation.

(13) “Athens NA Brand Transactions Tax Contingencies” means any liability of ADT Services or TISH for Swiss federal or cantonal Taxes arising solely as a result of the Athens NA Brand Transactions.

(14) “Athens NA Common Stock” has the meaning set forth in the recitals hereto.

(15) “Athens NA Distribution” has the meaning ascribed to the term “ADT NA Distribution” in the Athens NA Separation Agreement.

(16) “Athens NA Distribution Date” has the meaning ascribed to the term “ADT NA Distribution Date” in the Athens NA Separation Agreement.

(17) “Athens NA Residential Territory” means Canada, the United States, Puerto Rico and U.S. Virgin Islands.

(18) “Athens NA Second Sharing Percentage” means fifty-eight percent (58%).

(19) “Athens NA Separation Agreement” has the meaning set forth in the recitals.

(20) “Athens NA Sharing Percentage” means twenty-seven and one-half percent (27.5%).

(21) “Athens North American R/SB Assets” has the meaning ascribed to the term “ADT North American R/SB Assets” in the Athens NA Separation Agreement.

(22) “Athens North American R/SB Business” has the meaning ascribed to the term “ADT North American R/SB Business” in the Athens NA Separation Agreement.

(23) “Athens North American R/SB Group” has the meaning ascribed to the term “ADT North American R/SB Group” in the Athens Separation Agreement.

(24) “Athens North American R/SB Liabilities” has the meaning ascribed to the term “ADT North American R/SB Liabilities” in the Athens NA Separation Agreement.

(25) “ATOB Entities” mean the entities listed on Schedule 1.1(25).

(26) “Audit” means any audit (including a determination of the status of qualified and non-qualified employee benefit plans), assessment of Taxes, other examination by or on behalf of any Taxing Authority (including notices), application for and negotiation of a voluntary disclosure agreement with a Taxing Authority, proceeding, or appeal of such a proceeding relating to Taxes, whether administrative judicial, including proceedings relating to competent authority determinations initiated by a Party or any of its Subsidiaries, or any reporting obligation arising out of an audit, such as State RAR Returns and other amended Returns.

(27) “Audit External Advisor” has the meaning set forth in Section 9.2(c)(iii).

(28) “Audit Management Party” means the Party responsible for administering and controlling an Audit pursuant to Section 9.2(a), as may be changed from time to time in accordance with Section 9.2(d).

(29) “Audit Representative” means, with respect to each Party, the Chief Tax Officer or such other officer that may be designated by that Party’s Chief Financial Officer from time to time.

(30) “Bankruptcy” means, with respect to a Person:

(a) the filing of an application by the Person for, or a consent to, the appointment of a trustee of the Person’s assets;

(b) the filing by the Person of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing the Person’s inability to pay debts as they come due;

(c) a general assignment by such Person for the benefit of creditors;

(d) the filing by the Person of an answer admitting the material allegations of, or the Person’s consenting to, or defaulting in answering a bankruptcy petition filed against the Person in any bankruptcy proceeding; or

(e) the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating the Person bankrupt or appointing a trustee, custodian, receiver or liquidator of such Person’s assets, which order, judgment or decree continues unstayed and in effect for any period of sixty (60) days.

(31) “BHS” means Brink’s Home Security Holdings, Inc.

(32) “Brinks Separation Transaction Tax Contingencies” means any liability of BHS under the tax sharing agreement between BHS and The Brink’s Company dated October 31, 2008.

(33) “Broadview Acquisition Transaction” means the merger of BHS with and into Barricade Merger Sub, Inc. as described in the Agreement and Plan of Merger by and among Trident, Barricade Merger Sub, Inc., BHS, and ADT Security Services, Inc. dated as of January 18, 2010, as amended.

(34) “Broadview Acquisition Transaction Tax Contingencies” means any Income Tax liability arising solely as a result of and in respect to the Broadview Acquisition Transaction.

(35) “Business Day” means any day that is not a Saturday, a Sunday or any other day on which banks are required or authorized by Law to be closed in The City of New York or Schaffhausen, Switzerland.

(36) “Canadian Distribution Transaction” means the transactions pursuant to which ADT Security Services Canada, Inc. will transfer its assets used in the Trident Retained Business to Tyco Fire & Security Canada, Inc.

(37) “Change of Control” means the occurrence of any of the following: (i) the direct or indirect sale, transfer or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of a Party and the members of such Party’s Group taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act); (ii) the adoption of a plan relating to the liquidation or dissolution of a Party other than (A) the consolidation with, merger into or transfer of all or part of the properties and assets of any Subsidiary of a Party to such Party or any other Subsidiary of such Party, and (B) the merger of a Party with an Affiliate solely for the purpose of reincorporating (or re-forming) the Party in another jurisdiction; (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the Beneficial Owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than fifty percent (50%) of the voting stock of a Party, measured by voting power rather than number of shares; or (iv) a Party consolidates with, or merges with or into, directly or indirectly, any Person, or any Person consolidates with, or merges with or into, a Party, in any such event pursuant to a transaction in which any of the outstanding voting stock of such Party or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the voting stock of such Party outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee Person constituting a majority of the outstanding shares of such voting stock of such surviving or transferee Person (immediately after giving effect to such issuance).

(38) “CIT Tax Sharing Agreement” means the Tax Agreement by and between Trident and CIT Group Inc. dated July 2, 2002.

(39) “Claimed Deductions” has the meaning set forth in Section 6.1(a).

(40) “Claiming Party” has the meaning set forth in Section 6.1(a).

(41) “Closing Date” has the meaning set forth in the Merger Agreement.

(42) “Code” has the meaning set forth in the recitals to this Agreement.

(43) “Common Parent” means (a) for U.S. federal income tax purposes, the “common parent corporation” of an “affiliated group” (in each case, within the meaning of Section 1504 of the Code) filing a U.S. federal consolidated income tax return, or (b) for state, local or non-U.S. income tax purposes, the common parent (or similar term), which need not be a corporation, of a consolidated, unitary, combined, group, Organschaft or similar group.

(44) “Correlative Benefit” means a decrease in a Post-Distribution Tax Period Tax payment obligation by a Party (or its Subsidiaries) or an increase in a Post-Distribution Tax Period Tax benefit of a Party (or its Subsidiaries) that occurs as a direct result of an Audit adjustment pursuant to a Pre-Distribution Shared Tax Audit that results in a payment obligation to such Party by another Party or Parties.

(45) “Correlative Detriment” means an increase in a Tax payment obligation by a Party (or its Subsidiaries) or a reduction in a Tax benefit of a Party (or its Subsidiaries) that occurs as a direct result of the Tax position that is the basis for a Refund that is described in clause (3) of Section 4.1(a).

(46) “Covidien” means Covidien Ltd., a corporation organized under the laws of Bermuda.

(47) “Deferred Compensation Deduction” means an Income Tax deduction arising with respect to (a) the Trident Deferred Compensation Liabilities, the Trident Deferred Stock Units, the Fountain Deferred Compensation Liabilities, the Fountain Deferred Stock Units, the Athens NA Deferred Compensation Liabilities, or the Athens NA Deferred Stock Units; (b) the Trident Options, the Fountain Options or the Athens NA Options, including, without limitation, a deduction arising from disqualifying dispositions relating to prior exercises of stock options issued pursuant to the Trident International Ltd. Employee Stock Purchase Plan; or (c) the Trident Restricted Stock, the Trident Restricted Stock Units, the Trident Performance Share Units, the Fountain Restricted Stock, the Fountain Restricted Stock Units, the Fountain Performance Share Units, the Athens NA Restricted Stock, the Athens NA Restricted Stock Units, or the Athens NA Performance Share Units, as such terms are defined in the Fountain Separation Agreement or the Athens NA Separation Agreement.

(48) “Dispute” has the meaning set forth in Section 13.1.

(49) “Dispute Notice” has the meaning set forth in Section 13.1.

(50) “Distribution” or “Distributions” means, individually or collectively:

(a) the Athens NA Distribution,

(b) the Fountain Distribution, and

(c) to the extent not otherwise included in (a) or (b), the actual or deemed distributions described in the IRS Ruling and the Tax Representation Letters that are intended to qualify under Sections 355 and/or 361 of the Code.

(51) “Distribution Date” means (i) with respect to Athens NA, the Athens NA Distribution Date and (ii) with respect to Fountain, the Fountain Distribution Date.

(52) “Distribution Taxes” means any and all Taxes (a) required to be paid by or imposed on a Party or any of its Affiliates resulting from, or directly arising in connection with, the failure of a Distribution to qualify under Section 355(a) or (c) of the Code or, if applicable, Section 361(c) of the Code, or the application of Section 355(d) or (e) of the Code to the Distributions (or the failure to qualify under or the application of corresponding provisions of the Laws of other jurisdictions); (b) required to be paid by or imposed on a Party or any of its Affiliates resulting from, or directly arising in connection with the failure of the Canadian Distribution Transaction to qualify for tax-free treatment, in whole or in part; (c) required to be paid by or imposed on a Party or any of its Affiliates resulting from, or directly arising in connection with, the failure of any transaction undertaken in connection with or pursuant to the Plan of Separation to qualify for tax-free treatment, in whole or in part, or (d) required to be paid by Trident as a result of the failure of either the Athens NA Distribution or the Fountain Distribution to qualify for an exemption from withholding tax in Switzerland; but, with respect to each of (a), (b), (c) and (d) above, only to the extent that such qualification or tax-free treatment both (x) was intended by the Parties, as reflected in the Plan of Separation, the IRS Ruling or any Non-U.S. Ruling, or any written advice of a Qualified Tax Advisor shared with all the Parties no more than thirty (30) days after the Closing Date or the Athens NA Distribution Date, whichever is later, and (y) was claimed by one or more of the Parties (or any of their Affiliates) on a Tax Return for a Pre-Distribution Tax Period or a Straddle Tax Period.

(53) “Due Date” means the date (taking into account all valid extensions) upon which a Tax Return is required to be filed with or Taxes are required to be paid to a Taxing Authority, whichever is applicable.

(54) “Effective Time” has the meaning (i) with respect to the Fountain Distribution, set forth in the Fountain Separation Agreement and (ii) with respect to the Athens NA Distribution, set forth in the Athens NA Separation Agreement.

(55) “Elected Party” has the meaning set forth in Section 9.2(d)(iii).

(56) “Employing Party” has the meaning set forth in Section 6.1(a).

(57) “Fault” has the meaning set forth in Section 5.3.

(58) “Final Determination” means the final resolution of liability for any Tax for any taxable period, by or as a result of:

(a) a final decision, judgment, decree or other order by any court of competent jurisdiction that can no longer be appealed;

(b) a final settlement with the IRS, a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the Laws of other jurisdictions, which resolves the liability for the Taxes addressed in such agreement for any taxable period;

(c) any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund may be recovered by the jurisdiction imposing the Tax;

(d) a concluded voluntary disclosure agreement with any state, or a comparable agreement under the Laws of other jurisdictions;

(e) any reporting obligation arising out of a final resolution of liability for any Tax such as State RAR Returns or other amended Returns; or

(f) any other final disposition.

(59) “First Tax Contingency Amount” means five hundred million dollars ($500,000,000).

(60) “Flow SpinCo U.S.” means Trident Fountain US Holding Corporation.

(61) “Former Athens NA Employee” has the meaning set forth in the Athens NA Separation Agreement.

(62) “Former Fountain Employee” has the meaning set forth in the Fountain Separation Agreement.

(63) “Former Trident Employee” has the meaning set forth in the Separation and Distribution Agreements.

(64) “Fountain” has the meaning set forth in the recitals to this Agreement.

(65) “Fountain Assets” has the meaning set forth in the Fountain Separation Agreement.

(66) “Fountain Business” has the meaning set forth in the Fountain Separation Agreement.

(67) “Fountain Common Stock” has the meaning set forth in the recitals hereto.

(68) “Fountain Distribution” has the meaning set forth in the Fountain Separation Agreement.

(69) “Fountain Distribution Date” has the meaning set forth in the Fountain Separation Agreement.

(70) “Fountain Group” has the meaning set forth in the Fountain Separation Agreement.

(71) “Fountain Liabilities” has the meaning set forth in the Fountain Separation Agreement.

(72) “Fountain Second Sharing Percentage” means forty-two percent (42%).

(73) “Fountain Separation Agreement” has the meaning set forth in the recitals to this Agreement.

(74) “Fountain Sharing Percentage” means twenty percent (20%).

(75) “Group” means the Trident Group, the Fountain Group, or the Athens North American R/SB Group.

(76) “Income Taxes” mean:

(a) all Taxes based upon, measured by, or calculated with respect to (i) net income or profits (including, but not limited to, any capital gains, minimum tax or any Tax on items of tax preference, but not including sales, use, real, or personal property, gross or net receipts, value added, excise, leasing, transfer or similar Taxes), or (ii) multiple bases (including, but not limited to, corporate franchise, doing business and occupation Taxes) if one or more bases upon which such Tax is determined is described in clause (a)(i) above;

(b) all U.S., state, local or non-U.S. franchise Taxes;

(c) all U.S., state and local Taxes or non-U.S. Taxes not otherwise included in (a) or (b) above that are listed on Schedule 1.1(76)(c); and

(d) including in the case of each of (a), (b), and (c) above, any related interest and any penalties, additions to such Tax or additional amounts imposed with respect thereto by any Taxing Authority.

(77) “Income Tax Returns” mean all Tax Returns that relate to Income Taxes.

(78) “Indemnified Party” means the Party that is or may be entitled pursuant to this Agreement to receive any payments (including reimbursement for Taxes or costs and expenses) from another Party or Parties to this Agreement.

(79) “Indemnifying Party” means the Party that is or may be required pursuant to this Agreement to make indemnification or other payments (including reimbursement for Taxes and costs and expenses) to another Party to this Agreement.

(80) “Initial Audit Management Party” means Trident.

(81) “IRS” means the United States Internal Revenue Service or any successor thereto, including, but not limited to its agents, representatives, and attorneys.

(82) “IRS Ruling” means the requests submitted to the IRS for all private letter rulings to be obtained by Trident from the IRS in connection with the Plan of Separation, and any supplemental materials submitted to the IRS relating thereto, and the IRS private letter rulings received by Trident with respect to the Plan of Separation.

(83) “Law” means any U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, administrative pronouncement, order, requirement or rule of law (including common law), or any income tax treaty.

(84) “LIBOR” means an interest rate per annum equal to the applicable three-month London Interbank Offered Rate for deposits in United States dollars published in the Wall Street Journal.

(85) “Majority of the Parties” means the consent of at least two of the Parties.

(86) “McDermott” means McDermott Will & Emery LLP.

(87) “Mediation Period” has the meaning set forth in Section 13.2.

(88) “Merger” has the meaning set forth in the Merger Agreement.

(89) “Merger Agreement” has the meaning set forth in the recitals.

(90) “New York Courts” has the meaning set forth in Section 14.15.

(91) “Non-Income Tax Returns” mean all Tax Returns other than Income Tax Returns.

(92) “Non-U.S. Tax Rulings” means the requests submitted to the Taxing Authorities in Canada, Switzerland, Puerto Rico, and Luxembourg for all Tax rulings to be obtained by Trident from such Taxing Authorities in connection with the Plan of Separation, and any supplemental materials submitted to the Taxing Authorities relating thereto, and the Tax rulings received by Trident with respect to the Plan of Separation from such Taxing Authorities.

(93) “Participating Party” has the meaning set forth in Section 9.2(c)(i).

(94) “Party” has the meaning set forth in the preamble.

(95) “Patriot” has the meaning set forth in the recitals hereto.

(96) “Person” means any natural person, firm, individual, corporation, business trust, joint venture, association, company, limited liability company, partnership, or other organization or entity, whether incorporated or unincorporated, or any governmental entity.

(97) “Plan of Separation” has the meaning set forth in the recitals.

(98) “Post-Distribution Income Tax Returns” means, collectively, all Income Tax Returns required to be filed by a Party or its Affiliates for a Post-Distribution Tax Period.

(99) “Post-Distribution Ruling” has the meaning set forth in Section 5.4.

(100) “Post-Distribution Tax Period” means a Tax year beginning and ending after the Distribution Date.

(101) “Pre-Distribution Income Tax Returns” means, collectively, all Income Tax Returns required to be filed by a Party or its Affiliates for a Pre-Distribution Tax Period.

(102) “Pre-Distribution Non-Income or Non-U.S. Tax Audit” means any Audit of any Party or its Affiliates related to any (a) U.S. federal, state, or local Taxes other than Income Taxes, or (b) any non-U.S. Taxes, in each case with respect to a Tax Return filed, or allegedly required to be filed, for any Pre-Distribution Tax Period or Straddle Tax Period.

(103) “Pre-Distribution Shared Tax Audit” means (a) Pre-Distribution U.S. Income Tax Audits; provided, however, that if a Preparing Party takes a position on or after the date of the Fountain Separation Agreement with respect to any item, other than an item related to Distribution Taxes, reflected on a Pre-Distribution Income Tax Return or Straddle Income Tax Return filed on or after the date of the Fountain Separation Agreement and such position is not in accordance with Section 2.1(a)(i) or Section 2.2(a)(i), as applicable, then solely for purposes of Section 9.3(a), such item shall not be treated as covered by a Pre-Distribution Shared Tax Audit to the extent that the liability arising under such Audit with respect to such item exceeds the liability that would have arisen under such Audit with respect to such item if the position with respect to such item had been in accordance with Section 2.1(a)(i) or Section 2.2(a)(i), as applicable; (b) any Audit that includes, or may include, an adjustment that gives rise to a Distribution Tax described in Section 5.1(a); and (c) for the avoidance of doubt, any Audit to which section 9.3(a), (b), (d), or (e) of the Trident 2007 Tax Sharing Agreement applies. For the avoidance of doubt, a Preparing Party shall not be treated as having taken a position on or after the date of the Fountain Separation Agreement to the extent such position is reflected in a draft Tax Return prepared before the date of the Fountain Separation Agreement.

(104) “Pre-Distribution Tax Period” means a Tax year beginning and ending on or before the Distribution Date.

(105) “Pre-Distribution U.S. Income Tax Audit” means any Audit of any U.S. federal, state, or local Income Tax Return filed, or allegedly required to be filed, for any Pre-Distribution Tax Period or Straddle Tax Period by a Party or its Affiliates; provided, further, that any Audit involving competent authority proceedings and that (a) includes an item related to or arising from an intercompany transfer pricing adjustment under Section 482 of the Code and the Treasury Regulations thereunder, or an analogous provision under U.S. state or local or non-U.S. Law, and (b) involves a Taxing Authority outside of the United States, shall be treated as a Pre-Distribution U.S. Income Tax Audit for purposes of such item solely for purposes of the determination as to whether to proceed to competent authority and for purposes of the related U.S. competent authority proceedings.

(106) “Pre-2007 Distribution Tax Period” means a Tax year beginning and ending on or before June 29, 2007, or any Tax year beginning before June 29, 2007, and ending after June 29, 2007.

(107) “Pre-2007 Distribution Transfer Pricing Tax Audit” means any Audit of any Party or its Affiliates of any Income Taxes related to or arising from (a) an intercompany transfer pricing adjustment under Section 482 of the Code and the Treasury Regulations thereunder, or an analogous provision under U.S. state or local or non-U.S. Law, or (b) a determination that the activities of a Party or its Affiliates give rise to a “permanent establishment,” presence, or nexus in any jurisdiction that could subject it to Income Tax in such jurisdiction, in each of (a) and (b), for any Tax year beginning and ending on or before June 29, 2007, or any Tax year beginning before June 29, 2007, and ending after June 29, 2007.

(108) “Preparing Party” has the meaning set forth in Section 2.1(a).

(109) “Prime Rate” has the meaning set forth in the Separation and Distribution Agreements.

(110) “Proposed Acquisition Transaction” means a transaction or series of transactions (or any agreement, understanding, arrangement, or substantial negotiations within the meaning of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder, to enter into a transaction or series of related transactions), as a result of which any of the Parties or any of the Section 355 Entities (or any successor thereto) would merge or consolidate with any other Person, or as a result of which any Person or any group of Persons would (directly or indirectly) acquire, or have the right to acquire (through an option or otherwise), from any of the Parties or any of their Affiliates (or any successor thereto) and/or one or more holders of their stock, respectively, any amount of stock of any of the Parties or any of the Section 355 Entities, as the case may be, that would, when combined with any other changes in ownership of the stock of such Party or any of the Section 355 Entities, comprise more than thirty-five percent (35%) of (a) the value of all outstanding stock of such Party or any of the Section 355 Entities as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (b) the total combined voting power of all outstanding stock of such Party or any of the Section 355 Entities as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. For purposes of determining whether a transaction constitutes an indirect acquisition for purposes of the first sentence of this definition, any recapitalization or other action resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders. This definition and the application thereof is intended to monitor compliance with Section 355(e) of the Code and the Treasury Regulations promulgated thereunder and shall be interpreted accordingly by the Parties in good faith.

(111) “Qualified Tax Advisor” means any Qualified Tax Counsel or any of PricewaterhouseCoopers LLP or its Affiliates, Deloitte LLP or its Affiliates, Ernst & Young LLP or its Affiliates, or KPMG LLP or its Affiliates.

(112) “Qualified Tax Counsel” means any of the law firms listed on Schedule 1.1(112).

(113) “Refund” means any refund of Taxes (including any overpayment of Taxes that can be refunded or, alternatively, applied to future Taxes payable), including any interest paid on or with respect to such refund of Taxes; provided, however, that if a refund of Taxes is includible in taxable income based on applicable Tax Law, then the amount of the Refund shall be determined by multiplying (x) the amount of the refund that is required to be included in taxable income by (y) sixty-two percent (62%); provided, further, that upon any change after the Effective Time in the highest marginal U.S. federal income Tax rate applicable to corporations, the percentage in clause (y) shall be increased or decreased by the amount of the percentage point change in such rate with effect in the same Tax year as the effective date applicable to such change in rate.

(114) “Replaced Audit Management Party” has the meaning set forth in Section 9.2(d)(iv).

(115) “Requesting Party” has the meaning set forth in Section 5.4.

(116) “Restricted Period” means (a) with respect to Trident and Athens NA, the period beginning at the Effective Time of the Fountain Distribution and the Athens NA Distribution, or whichever is earlier, and ending on the two-year anniversary of the day after the Athens NA Distribution Date and the Fountain Distribution Date, or whichever is later, and (b) with respect to Fountain, the period beginning at the Effective Time of the Fountain Distribution and ending on the two-year anniversary of the day after the Fountain Distribution Date.

(117) “Rules” has the meaning set forth in Section 13.3.

(118) “Second Calendar Quarter” has the meaning set forth in Section 8.1(a)(i).

(119) “Second Sharing Percentage” means, with respect to Fountain, the Fountain Second Sharing Percentage, and with respect to Athens NA, the Athens NA Second Sharing Percentage.

(120) “Second Tax Contingency Amount” means seven hundred twenty-five million dollars ($725,000,000).

(121) “Section 355 Entities” mean the entities listed on Schedule 1.1(121).

(122) “Separation and Distribution Agreements” means the Fountain Separation Agreement and the Athens NA Separation Agreement.

(123) “Shared Refunds” has the meaning set forth in Section 4.1(a).

(124) “Shared Taxes” means all Taxes the payment of which would be included in the Threshold Base Amount.

(125) “Sharing Percentages” means, with respect to Trident, the Trident Sharing Percentage, with respect to Fountain, the Fountain Sharing Percentage, and with respect to Athens NA, the Athens NA Sharing Percentage.

(126) “Source Indicators” means trademarks, service marks, corporate names (including d/b/a, f/k/a and similar designations), trade names, domain names, logos, slogans, designs, trade dress and other designations of source or origin, together with the goodwill symbolized by any of the foregoing.

(127) “Spinco Party” or “Spinco Parties” means, individually or collectively, Fountain and Athens NA.

(128) “State RAR Returns” has the meaning set forth in Section 4.4(a).

(129) “Straddle Income Tax Returns” means, collectively, all Income Tax Returns required to be filed by a Party or its Affiliates for a Straddle Tax Period.

(130) “Straddle Tax Period” means a Tax year beginning before the Distribution Date and ending after the Distribution Date.

(131) “Stub Period” means the Tax year or years or portions thereof beginning on the day after the Distribution of Flow SpinCo U.S. by Keystone France Holdings Corp. and ending on the Fountain Distribution Date (regardless of whether the Tax year terminates on the Fountain Distribution Date).

(132) “Subsidiary” has the meaning set forth in the Separation and Distribution Agreements.

(133) “Tax” or “Taxes” whether used in the form of a noun or adjective, means taxes on or measured by income, franchise, gross receipts, sales, use, excise, payroll, personal property, real property, ad-valorem, value-added, leasing, leasing use or other taxes, levies, imposts, duties, charges, or withholdings of any nature. Whenever the term “Tax” or “Taxes” is used it shall include penalties, fines, additions to tax and interest thereon.

(134) “Tax Attributes” mean for U.S. federal, state, local, and non-U.S. Income Tax purposes, earnings and profits, tax basis, net operating and capital loss carryovers or carrybacks, alternative minimum Tax credit carryovers or carrybacks, general business credit carryovers or carrybacks, income tax credits or credits against income tax, disqualified interest and excess limitation carryovers or carrybacks, overall foreign losses, research and experimentation credit base periods, and all other items that are determined or computed on an affiliated group basis (as defined in Section 1504(a) of the Code determined without regard to the exclusion contained in Section 1504(b)(3) of the Code), or similar Tax items determined under applicable Tax law.

(135) “Tax Benefit Realized” means with respect to a Party and its Subsidiaries an amount equal to the product of (x) any payment made under this Agreement or either of the Separation and Distribution Agreements that is allowable as a deduction for U.S. Income Tax Purposes, and (y) thirty-eight percent (38%); provided, however, upon any change after the Effective Time in the highest marginal U.S. federal income Tax rate applicable to corporations, the percentage in clause (y) shall be increased or decreased by the amount of the percentage point change in such rate with effect in the same Tax year as the effective date applicable to such change in rate.

(136) “Tax Deposit” has the meaning set forth in Section 9.3(f).

(137) “Tax-Free Status” means the qualification of a Distribution or any other transaction contemplated by the IRS Ruling or any Tax Opinion as a transaction in which gain or loss is not recognized, in whole or in part, and no amount is included in income, including by reason of Distribution Taxes, for U.S. federal, state, or local income tax purposes (other than intercompany items, excess loss accounts or other items required to be taken into account pursuant to Treasury Regulations promulgated under Section 1502 of the Code) or the qualification of a Distribution or any other transaction contemplated by a Non-U.S. Tax Ruling as a transaction in which gain or loss is not recognized, in whole or in part, and no amount is included in income, including by reason of Distribution Taxes, for purposes of the Tax Laws applicable to such transactions in the relevant jurisdiction.

(138) “Tax Group” means any U.S. federal, state, local or non-U.S. affiliated, consolidated, combined, unitary, group relief, Organschaft, or a similar group as determined under applicable Tax Law that files a Tax Return or Tax Returns on a similar group basis.

(139) “Tax Management Change Event” has the meaning set forth in Section 9.2(d)(i).

(140) “Tax Opinions” means the Tax opinions and memoranda rendered by any Qualified Tax Advisor to Trident or any of its Affiliates in connection with the Plan of Separation.

(141) “Tax Package” means: (a) a pro forma Tax Return relating to the operations of a Spinco Party and/or its Subsidiaries that are required to be included in any Tax Group of which such Spinco Party and/or such Subsidiaries is or was a member for one or more days in a Tax year, and (b) all information relating to the operations of a Spinco Party and/or its Subsidiaries that is reasonably necessary to prepare and file the applicable Tax Return required to be filed by any Tax Group of which such Spinco Party or any of its Subsidiaries is or was a member for one or more days in a Tax year.

(142) “Tax Representation Letter” means any letter containing representations and covenants delivered by Trident or any of its Affiliates to a Qualified Tax Advisor in connection with a Tax Opinion.

(143) “Tax Return” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended tax return, claim for refund, or declaration of estimated tax) required to be supplied to, or filed with, a Taxing Authority by a Party or any member of its Group in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations, or administrative requirements relating to any Taxes.

(144) “Taxing Authority” means any governmental authority or any subdivision, agency, commission, or authority thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection, or imposition of any Tax (including the IRS).

(145) “TE” means TE Connectivity, Ltd., a corporation limited by shares (Aktiengesellschaft) organized under the laws of Switzerland, formerly known as Trident Electronics Ltd.

(146) “Threshold Base Amount” means at any relevant time the sum of all prior amounts paid by all Parties under Section 5.1(a), Section 9.3(a) and Section 9.3(c), but for the avoidance of doubt not including any amounts paid or required to be paid by one Party to another Party pursuant to such sections (so as to avoid duplication of amounts included herein); provided, however, that such amount shall not include any amount paid with respect to the Brinks Separation Transaction Tax Contingencies, the Broadview Acquisition Transaction Tax Contingencies, the Trident Fountain Chile Transactions Tax Contingencies, Timing Items, Section 7.4, or the items specified on Schedule 1.1(146) (up to the amount shown on such schedule); provided, further, that such sum shall be reduced by Shared Refunds actually received by any Party (it being understood by the Parties that such a reduction could result in a Threshold Base Amount that is below zero).

(147) “Timing Items” has the meaning set forth in Section 9.3(d).

(148) “Transferee Entities” means the entities listed on Schedule 1.1(148).

(149) “Transferor Entities” means the entities listed on Schedule 1.1(149).

(150) “Treasury Regulations” mean the final and temporary (but not proposed) income tax and administrative regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(151) “Trident” has the meaning set forth in the preamble.

(152) “Trident Common Stock” has the meaning set forth in the Separation and Distribution Agreements.

(153) “Trident Fountain Chile Transactions” means the deemed contribution of all of the issued and outstanding stock of Tyco Flow Control Chile S.A., a corporation organized under the laws of Chile, to Tyco Flow Control Holding Chile LLC, a Delaware limited liability company, through an election pursuant to Treas. Reg. § 301.7701-3 to treat Tyco Flow Control Holding Chile LLC as a corporation for U.S. federal tax purposes, and the distribution by Tyco Fire & Security US Fire Holdings, Inc., a Delaware corporation, of all of the issued and outstanding interests in Tyco Flow Control Holding Chile LLC, to Tyco International Finance Group GmbH, a company organized under the laws of Switzerland.

(154) “Trident Fountain Chile Transactions Tax Contingencies” means any Taxes required to be paid by or imposed on a party or any of its Affiliates solely resulting from, or directly arising in connection with, the failure of (i) the Trident Fountain Chile Transactions to qualify as a reorganization described in Section 368(a)(1)(D) of the Code, or (ii) the distribution of Tyco Flow Control Holding Chile LLC by Tyco Fire & Security US Fire Holdings, Inc. to qualify as tax-free under Sections 355(a) and 361(c) of the Code, in either case, only if and to the extent such Taxes are not attributable to the Fault of any Party or any of its Affiliates.

(155) “Trident Group” has the meaning set forth in the Separation and Distribution Agreements; provided, however, that the Trident Group shall not include any member of the Athens North American R/SB Group or the Fountain Group.

(156) “Trident Retained Assets” has the meaning set forth in the Separation and Distribution Agreements.

(157) “Trident Retained Business” has the meaning set forth in the Separation and Distribution Agreements.

(158) “Trident Retained Liabilities” has the meaning set forth in the Separation and Distribution Agreements.

(159) “Trident Sharing Percentage” means fifty-two and one-half percent (52.5%).

(160) “Trident 2007 Tax Sharing Agreement” means the tax sharing agreement entered into as of June 29, 2007, by and among Trident, Covidien, and TE, as amended from time to time.

(161) “Uncovered Liability” means the excess liability with respect to an item arising under Audit with respect to such item described in the proviso to clause (a) of the definition of “Pre-Distribution Shared Tax Audit.”

(162) “Unqualified Tax Opinion” means an unqualified reasoned “will” opinion of Qualified Tax Counsel, which opinion is reasonably acceptable to each of the Parties and upon which each of the Parties may rely to confirm that a transaction (or transactions) will not result in Distribution Taxes. For purposes of this definition, an opinion is reasoned if it describes the reasons for the conclusions, including the facts and analysis supporting the conclusions.

(163) “U.S.” means the United States.

(164) “U.S. Audit Management Party” means the Audit Management Party with respect to a Pre-Distribution U.S. Income Tax Audit.

Section 1.2 References; Interpretation.

(a) References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. Unless the context otherwise requires, the words “include”, “includes”, and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation”. Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement. Unless the context otherwise requires, the words “hereof”, “hereby”, and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement.

(b) The Parties agree that this Agreement is intended solely to determine the cash tax obligations of the Parties and does not address the manner or method of tax accounting for any item.

Section 1.3 Effective Time.

(a) The Parties acknowledge that the Plan of Separation contemplates a series of interrelated and intermediate internal transactions undertaken preparatory to and in contemplation of the Distributions that must be completed prior to the Effective Time in order to align and properly capitalize the Fountain Business, the Athens North American R/SB Business, and the Trident Retained Business.

(b) Notwithstanding that these interrelated and intermediate internal transactions must be given effect prior to the Distributions, the agreements contained herein, including, but not limited to, the manner in which Taxes are shared amongst the Parties, shall be effective no earlier than and only upon the Effective Time.

ARTICLE II

PREPARATION AND FILING OF TAX RETURNS

Section 2.1 Responsibility of Parties to Prepare and File Pre-Distribution Income Tax Returns.

(a) General. To the extent not previously filed and subject to the rights and obligations of each of the Parties set forth herein, Schedule 2.1(a) sets forth the Parties (each, a “Preparing Party”) that are responsible for preparing or causing to be prepared all Pre-Distribution Income Tax Returns and the Parties that are responsible, or whose Affiliate is responsible, pursuant to Section 2.1(b) for providing a Tax Package with respect to such Pre-Distribution Income Tax Returns. The Party responsible, or whose Affiliate is responsible, for filing a Pre-Distribution Income Tax Return under applicable Law shall file or cause to be filed such Pre-Distribution Income Tax Return with the applicable Taxing Authority. Pre-Distribution Income Tax Returns shall be prepared and filed in a manner (i) consistent with (and the Parties and their Affiliates shall not take any position inconsistent with) past practices of the Parties and their Affiliates or supported by an unqualified reasoned “should” or “will” opinion of a Qualified Tax Advisor, unless otherwise modified by a Final Determination or required by applicable Law, the IRS Ruling, the Non-U.S. Tax Rulings, the Tax Representation Letters, or the Tax Opinions; and (ii) to the extent consistent with clause (i), that minimizes the overall amount of Taxes due and payable on Pre-Distribution Income Tax Returns of all of the Parties by cooperating in making such elections or applications for group or other relief or allowances available in the taxing jurisdiction in which the Income Tax Returns are filed. Unless otherwise provided in this Agreement, the Preparing Party is responsible for the costs and expenses associated with such preparation. Payments between a Party or any of its Affiliates and another Party or any of its Affiliates for reasonable preparation costs and expenses shall be treated as amounts deductible by the paying Party and its Affiliates pursuant to Section 162 of the Code (and any corresponding provision of U.S. state or local or non-U.S. Tax Law), and none of the Parties or any of their Affiliates shall take any position inconsistent with such treatment, except to the extent a Final Determination with respect to the paying entity causes such payment to not be so treated (in which case the payment shall be treated in accordance with such Final Determination).

(b) Tax Package. To the extent not previously provided, each Party other than the Preparing Party shall (at its own cost and expense), to the extent that a Pre-Distribution Income Tax Return includes items of that Party or its Affiliates, prepare and provide or cause to be prepared and provided to the Preparing Party (and make available or cause to be made available to the other Party) a Tax Package relating to that Pre-Distribution Income Tax Return. Such Tax Package shall be provided in a timely manner consistent with the past practices of the Parties and their Affiliates. Schedule 2.1(a) sets forth the Parties that are responsible for providing a Tax Package relating to a Pre-Distribution Income Tax Return. In the event a Party does not fulfill its obligations pursuant to this Section 2.1(b), the Preparing Party shall be entitled, at the sole cost and expense of the defaulting Party, to prepare or cause to be prepared the information required to be included in the Tax Package for purposes of preparing any such Pre-Distribution Income Tax Return.

(c) Procedures Relating to the Preparation and Filing of Pre-Distribution Income Tax Returns.

(i) In the case of Pre-Distribution Income Tax Returns, to the extent not previously filed, no later than thirty (30) days prior to the Due Date of each such Tax Return (reduced to ten (10) days for state or local Pre-Distribution Income Tax Returns), the Preparing Party shall make available or cause to be made available drafts of such Tax Return (together with all related work papers) to each of the other Parties. The other Parties shall have access to any and all data and information necessary for the preparation of all such Pre-Distribution Income Tax Returns and the Parties shall cooperate fully in the preparation and review of such Tax Returns. Subject to the preceding sentence, no later than fifteen (15) days after receipt of such Pre-Distribution Income Tax Returns (reduced to five (5) days for state or local Pre-Distribution Income Tax Returns), each Party shall have a right to object to such Pre-Distribution Income Tax Return (or items with respect thereto) by written notice to the other Parties; such written notice shall contain such disputed item (or items) and the basis for its objection.

(ii) With respect to a Pre-Distribution Income Tax Return submitted by the Preparing Party to the other Parties pursuant to Section 2.1(c)(i), if the other Parties do not object by proper written notice within the time period described, such Pre-Distribution Income Tax Return shall be deemed to have been accepted and agreed upon, and to be final and conclusive, for purposes of this Section 2.1(c)(ii). If a Party does object by proper written notice within such applicable time period, the Parties shall act in good faith to resolve any such dispute as promptly as practicable; provided, however, that, notwithstanding anything to the contrary contained herein, if the Parties have not reached a final resolution with respect to all disputed items for which proper written notice was given within ten (10) days (reduced to two (2) days for state or local Pre-Distribution Income Tax Returns) prior to the Due Date for such Pre-Distribution Income Tax Return, such Tax Return shall be filed as prepared pursuant to this Section 2.1 (revised to reflect all initially disputed items that the Parties have agreed upon prior to such date).

(iii) In the event that a Pre-Distribution Income Tax Return is filed that includes any disputed item for which proper notice was given pursuant to this Section 2.1(c) that was not finally resolved and agreed upon, such disputed item (or items) shall be resolved in accordance with Article XIII. In the event that the resolution of such disputed item (or items) in accordance with Article XIII with respect to a Pre-Distribution Income Tax Return is inconsistent with such Pre-Distribution Income Tax Return as filed, the Preparing Party (with cooperation from the other Parties) shall, as promptly as practicable, amend such Tax Return to properly reflect the final resolution of the disputed item (or items). In the event that the amount of Taxes shown to be due and owing on a Pre-Distribution Income Tax Return is adjusted as a result of a resolution pursuant to Article XIII, proper adjustment shall be made to the amounts previously paid or required to be paid in accordance with Article III in a manner that reflects such resolution.

Section 2.2 Responsibility of Parties to Prepare and File Straddle Income Tax Returns.

(a) General. Subject to the rights and obligations of each of the Parties set forth herein, Schedule 2.2(a) sets forth the Preparing Party that is responsible for preparing or causing to be prepared all Straddle Income Tax Returns and the Parties that are responsible, or whose Affiliate is responsible, pursuant to Section 2.2(b) for providing a Tax Package with respect to such Straddle Income Tax Returns. Unless otherwise provided in this Agreement, the Preparing Party is responsible for the costs and expenses associated with such preparation. The Party responsible, or whose Affiliate is responsible, for filing a Straddle Income Tax Return under applicable Law shall file or cause to be filed such Straddle Income Tax Return with the applicable Taxing Authority. All Straddle Income Tax Returns shall be prepared and filed in a manner (i) consistent with (and the Parties and their Affiliates shall not take any position inconsistent with) past practices of the Parties and their Affiliates or supported by an unqualified reasoned “should” or “will” opinion of a Qualified Tax Advisor, unless otherwise modified by a Final Determination or required by applicable Law, the IRS Ruling, the Non-U.S. Tax Rulings, the Tax Representation Letters, or the Tax Opinions; and (ii) to the extent consistent with clause (i), that minimizes the overall amount of Taxes due and payable on Straddle Income Tax Returns of all of the Parties by cooperating in making such elections or applications for group or other relief or allowances available in the taxing jurisdiction in which the Income Tax Returns are filed. No Parties shall take any action inconsistent with the assumptions (including items of income, gain, deduction, loss and credit) made in determining all estimated or advance payments of Income Tax on or prior to the Distribution Date, including the applicable filing assumptions listed in Schedule 2.2(a). Payments between a Party or any of its Affiliates and another Party or any of its Affiliates for reasonable preparation costs and expenses shall be treated as amounts deductible by the paying Party and its Affiliates pursuant to Section 162 of the Code (and any corresponding provision of U.S. state or local or non-U.S. Tax Law), and none of the Parties or any of their Affiliates shall take any position inconsistent with such treatment, except to the extent a Final Determination with respect to the paying entity causes such payment to not be so treated (in which case the payment shall be treated in accordance with such Final Determination).

(b) Tax Package. Each Party other than the Preparing Party shall (at its own cost and expense), to the extent that a Straddle Income Tax Return includes items of that Party or its Affiliates, prepare and provide or cause to be prepared and provided to the Preparing Party (and make available or cause to be made available to the other Party) a Tax Package relating to that Straddle Income Tax Return. Such Tax Package shall be provided in a timely manner consistent with the past practices of the Parties and their Affiliates. Schedule 2.2(a) sets forth the Parties that are responsible for providing a Tax Package relating to a Straddle Income Tax Return. In the event a Party does not fulfill its obligations pursuant to this Section 2.2(b), the Preparing Party shall be entitled, at the sole cost and expense of the defaulting Party, to prepare or cause to be prepared the information required to be included in the Tax Package for purposes of preparing any such Straddle Income Tax Return.

(c) Procedures Relating to the Preparation and Filing of Straddle Income Tax Returns.

(i) In the case of Straddle Income Tax Returns, no later than thirty (30) days prior to the Due Date of each such Tax Return (reduced to ten (10) days for state or local Straddle Income Tax Returns), the Preparing Party shall make available or cause to be made available drafts of such Tax Return (together with all related work papers) to each of the other Parties. The other Parties shall have access to any and all data and information necessary for the preparation of all such Straddle Income Tax Returns and the Parties shall cooperate fully in the preparation and review of such Straddle Income Tax Returns. Subject to the preceding sentence, no later than fifteen (15) days after receipt of such Straddle Income Tax Returns (reduced to five (5) days for state or local Straddle Income Tax Returns), each Party shall have a right to object to such Straddle Income Tax Return (or items with respect thereto) by written notice to the other Parties; such written notice shall contain such disputed item (or items) and the basis for its objection.

(ii) With respect to a Straddle Income Tax Return submitted by the Preparing Party to the other Parties pursuant to Section 2.2(c)(i), if the other Parties do not object by proper written notice within the time period described, such Straddle Income Tax Return shall be deemed to have been accepted and agreed upon, and to be final and conclusive, for purposes of this Section 2.2(c)(ii). If a Party does object by proper written notice within such applicable time period, the Parties shall act in good faith to resolve any such dispute as promptly as practicable; provided, however, that, notwithstanding anything to the contrary contained herein, if the Parties have not reached a final resolution with respect to all disputed items for which proper written notice was given within ten (10) days (reduced to two (2) days for state or local Straddle Income Tax Returns) prior to the Due Date for such Straddle Income Tax Return, such Tax Return shall be filed as prepared pursuant to this Section 2.2 (revised to reflect all initially disputed items that the Parties have agreed upon prior to such date).

(iii) In the event that a Straddle Income Tax Return is filed that includes any disputed item for which proper notice was given pursuant to this Section 2.2(c) that was not finally resolved and agreed upon, such disputed item (or items) shall be resolved in accordance with Article XIII. In the event that the resolution of such disputed item (or items) in accordance with Article XIII with respect to a Straddle Income Tax Return is inconsistent with such Straddle Income Tax Return as filed, the Preparing Party (with cooperation from the other Parties) shall, as promptly as practicable, amend such Tax Return to properly reflect the final resolution of the disputed item (or items). In the event that the amount of Taxes shown to be due and owing on a Straddle Income Tax Return is adjusted as a result of a resolution pursuant to Article XIII, proper adjustment shall be made to the amounts previously paid or required to be paid by the Parties in accordance with Article III in a manner that reflects such resolution.

Section 2.3 Responsibility of Parties to Prepare and File Post-Distribution Income Tax Returns and Non-Income Tax Returns. The Party or its Affiliate responsible under applicable Law for filing a Post-Distribution Income Tax Return or a Non-Income Tax Return shall prepare and file or cause to be prepared and filed that Tax Return (at that Party’s own cost and expense).

Section 2.4 Time of Filing Tax Returns; Manner of Tax Return Preparation. Each Tax Return shall be filed on or prior to the Due Date for such Tax Return by the Party responsible for filing such Tax Return hereunder. Unless otherwise required by a Taxing Authority pursuant to a Final Determination, the Parties shall prepare and file or cause to be prepared and filed all Tax Returns and take all other actions in a manner consistent with (and shall not take any position inconsistent with) any assumptions, representations, warranties, covenants, and conclusions provided by the Parties (or any of their Subsidiaries) in connection with the Plan of Separation.

ARTICLE III

RESPONSIBILITY FOR PAYMENT OF TAXES

Section 3.1 Responsibility of Trident for Taxes. Except as otherwise provided in this Agreement, Trident shall be liable for and shall pay or cause to be paid the following Taxes:

(a) to the applicable Taxing Authority, any Taxes due and payable on all Pre-Distribution Income Tax Returns that Trident is required to file or cause to be filed with such Taxing Authority pursuant to Section 2.1;

(b) to the applicable Taxing Authority, any Taxes due and payable on all Straddle Income Tax Returns that Trident is required to file or cause to be filed with such Taxing Authority pursuant to Section 2.2; and

(c) to the applicable Taxing Authority, any Taxes due and payable on all Post-Distribution Income Tax Returns and Non-Income Tax Returns that Trident is required to file or cause to be filed with such Taxing Authority pursuant to Section 2.3.

Section 3.2 Responsibility of Athens NA for Taxes. Except as otherwise provided in this Agreement, Athens NA shall be liable for and shall pay or cause to be paid the following Taxes:

(a) to the applicable Taxing Authority, any Taxes due and payable on all Pre-Distribution Income Tax Returns that Athens NA is required to file or cause to be filed with such Taxing Authority pursuant to Section 2.1;

(b) to the applicable Taxing Authority, any Taxes due and payable on all Straddle Income Tax Returns that Athens NA is required to file or cause to be filed with such Taxing Authority pursuant to Section 2.2; and

(c) to the applicable Taxing Authority, any Taxes due and payable on all Post-Distribution Income Tax Returns and Non-Income Tax Returns that Athens NA is required to file or cause to be filed with such Taxing Authority pursuant to Section 2.3.

Section 3.3 Responsibility of Fountain for Taxes. Except as otherwise provided in this agreement, Fountain shall be liable for and shall pay or cause to be paid the following Taxes:

(a) to the applicable Taxing Authority, any Taxes due and payable on all Pre-Distribution Income Tax Returns that Fountain is required to file or cause to be filed with such Taxing Authority pursuant to Section 2.1;

(b) to the applicable Taxing Authority, any Taxes due and payable on all Straddle Income Tax Returns that Fountain is required to file or cause to be filed with such Taxing Authority pursuant to Section 2.2; and

(c) to the applicable Taxing Authority, any Taxes due and payable on all Post-Distribution Income Tax Returns and Non-Income Tax Returns that Fountain is required to file or cause to be filed with such Taxing Authority pursuant to Section 2.3.

Section 3.4 Timing of Payments of Taxes. All Taxes required to be paid or caused to be paid by a Party to a Taxing Authority pursuant to this Article III shall be paid or caused to be paid by such Party on or prior to the Due Date of such Taxes.

ARTICLE IV

REFUNDS, CARRYBACKS AND AMENDED TAX RETURNS

Section 4.1 Refunds.

(a) The Parties shall share Refunds as follows: (1) a Party shall be entitled to all Refunds that relate to Taxes, other than Shared Taxes, for which such Party (or its Subsidiaries) is liable, (2) a Party shall be entitled to Refunds claimed on an originally filed Tax Return that reflect an overpayment of estimated Taxes as compared to the Tax liability reported on such originally filed Tax Return, and (3) except to the extent described in clause (1) or (2), (x) Refunds that are related to or paid in respect of an Income Tax Return the Audit of which would constitute a Pre-Distribution Shared Tax Audit, and (y) for the avoidance of doubt and without duplication, Trident’s share of Refunds for payments of Taxes subject to Section 9.3(c) and received pursuant to the Trident 2007 Tax Sharing Agreement (collectively, a “Shared Refund”) shall be shared by the Parties in the following order:

(i) First, to the extent that the Threshold Base Amount on the date that the Refund is received is in excess of the Second Tax Contingency Amount, Trident, Fountain and Athens NA shall share all Shared Refunds to such extent and in the same proportion as their respective Sharing Percentages.

(ii) Second, to the extent that the Threshold Base Amount on the date that the Refund is received is in excess of the First Tax Contingency Amount but less than or equal to the Second Tax Contingency Amount, Fountain and Athens NA shall share all such Shared Refunds to the extent and in the same proportion as their respective Second Sharing Percentages.

(iii) Third, to the extent that the Threshold Base Amount on the date that the Refund is received is less than or equal to the First Tax Contingency Amount, Trident shall be entitled to all Shared Refunds.

For the avoidance of doubt, it is the Parties’ intention that Shared Refunds shall be paid to the Parties in a manner that refunds aggregate payments made under Sections 5.1(a), 9.3(a), and 9.3(c) on a “last in, first out” basis. To the extent that a Party (or any of its Subsidiaries) receives and is entitled to a Refund under Section 4.1(a)(2) all or a portion of which is attributable to payments of estimated Taxes by another Party (or any of its Subsidiaries), the first Party shall pay to such other Party the portion of the Refund attributable to such other Party’s payments of estimated Taxes.

Notwithstanding the foregoing, in the event a Refund is the result of the carryback by a Party (or one of such Party’s Affiliates) of a Tax Attribute generated in a Post-Distribution Tax Period or a Straddle Tax Period to a Pre-Distribution Tax Period or a Straddle Tax Period permitted pursuant to Section 4.2 solely because such carryback cannot result in one or more other Parties (or their Affiliates) being liable for additional Taxes, such Refund shall not be shared with any other Party.

(b) Notwithstanding Section 4.1(a), to the extent a claim for a Refund by a Party is reasonably likely to result in a Correlative Detriment to another Party or Parties, such Refund shall, to the extent actually received by such claiming Party, be paid proportionately to the Party or Parties that are reasonably likely to realize such Correlative Detriment, but only to the extent of such Correlative Detriment.

(c) Any Refund or portion thereof to which a Party is entitled pursuant to this Section 4.1 that is received or deemed to have been received as described below by another Party (or its Subsidiaries) shall be paid by such other Party to such first Party. To the extent a Party (or its Subsidiaries) applies or causes to be applied an overpayment of Taxes as a credit toward or a reduction in Taxes otherwise payable (or a Taxing Authority requires such application in lieu of a Refund) and such Refund, if received, would have been payable by such Party to another Party (or Parties) pursuant to this Section 4.1, such Party shall be deemed to have actually received a Refund to the extent thereof on the date on which the overpayment is applied to reduce Taxes otherwise payable.

(d) For the avoidance of doubt, any reduction of a previously received Refund shall be treated as an additional Tax payable for all purposes of this Agreement.

Section 4.2 Carrybacks. Each of the Parties shall be permitted (but not required) to carryback (or to cause its Affiliates to carryback) a Tax Attribute realized in a Post-Distribution Tax Period or a Straddle Tax Period to a Pre-Distribution Tax Period or a Straddle Tax Period only if such carryback cannot result in one or more other Parties (or their Affiliates) being liable for additional Taxes. If a carryback could result in one or more other Parties (or their Affiliates) being liable for additional Taxes, such carryback shall be permitted only if all of such Parties consent to such carryback. Notwithstanding anything to the contrary in this Agreement, any Party that has claimed (or caused one or more of its Affiliates to claim) a Tax Attribute carryback, shall be liable for any Taxes that become due and payable as a result of the subsequent adjustment, if any, to the carryback claim; provided, however, if the carryback results in a Refund that is shared or allocated pursuant to Section 4.1(a) or (b), any Taxes arising from and attributable to an adjustment to the claim for such carryback shall be shared or allocated by the applicable Parties, as the case may be, in the same proportion that the Refund was shared by or allocated to each applicable Party.

Section 4.3 Amended Tax Returns.

(a) Subject to Section 4.4 and notwithstanding Section 2.1 and Section 2.2, a Party (or its Subsidiary) that is entitled to file an amended Tax Return for a Pre-Distribution Tax Period or a Straddle Tax Period for members of its Tax Group shall be permitted to prepare and file an amended Tax Return at its own cost and expense; provided, however, that (i) such amended Tax Return shall be prepared in a manner consistent with (and the Parties and their Affiliates shall not take any position inconsistent with) past practices of the Parties and their Affiliates or supported by an unqualified reasoned “should” or “will” opinion of a Qualified Tax Advisor, unless otherwise modified by a Final Determination or required by applicable Law, the IRS Ruling, the Tax Representation Letters, or the Tax Opinions; and (ii) if such amended Tax Return could result in one or more other Parties becoming responsible for a payment of Taxes pursuant to Article III or a payment to a Party pursuant to Article IX, such amended Tax Return shall be permitted only if the consent of such other Parties is obtained. The consent of such other Parties shall not be withheld unreasonably and shall be deemed to be obtained in the event that a Party (or its Subsidiary) is required to file an amended Tax Return as a result of an Audit adjustment that arose in accordance with Article IX.

(b) A Party (or its Subsidiary) that is entitled to file an amended Tax Return for a Post-Distribution Tax Period, shall be permitted to do so at its own cost and expense and without the consent of any Party.

(c) A Party that is permitted (or whose Subsidiary is permitted) to file an amended Tax Return, shall not be relieved of any liability for payments pursuant to this Agreement notwithstanding that another Party consented thereto.

Section 4.4 State RAR Returns.

(a) The Audit Management Party shall be responsible for preparing and filing any and all amended Tax Returns with respect to Pre-Distribution Tax Periods or Straddle Tax Periods required to report the results of an IRS Final Determination to the states (“State RAR Returns”). The Audit Management Party shall make available or cause to be made available drafts of such State RAR Returns (together with all related work papers) to each of the other Parties.

(b) The other Parties shall have access to any and all data and information necessary for the preparation of all such State RAR Returns and the Parties shall cooperate fully in the preparation and review of such State RAR Returns. Subject to the preceding sentence, no later than five (5) days after receipt of such State RAR Returns, each Party shall have a right to object only to the calculation of the amount of the payment (but not the basis for the payment) by written notice to the other Parties; such written notice shall contain such disputed item or items and the basis for its objection. If no Party objects by proper written notice to the other Parties within the time period described in this Section 4.4(b), the calculation of the amounts due and owing from each Party shall be deemed to have been accepted and agreed upon, and final and conclusive, for purposes of this Section 4.4(b). If any Party objects by proper written notice to the other Parties within such time period, the Parties shall act in good faith to resolve any such dispute as promptly as practicable in accordance with Article XIII. The Audit Management Party shall file such State RAR Returns and pay applicable Taxes on or prior to the Due Date for such reporting and payment. The other Parties shall reimburse the Audit Management Party for the portion of such payments for which such other Parties are liable pursuant to this Section 4.4(b). In the event that a State RAR Return is filed that includes any disputed item for which proper notice was given pursuant to this Section 4.4 that was not finally resolved and agreed upon, such disputed item (or items) shall be resolved in accordance with Article XIII. In the event that the resolution of such disputed item (or items) in accordance with Article XIII with respect to a State RAR Return is inconsistent with such State RAR Return as filed, the Audit Management Party (with cooperation from the other Parties) shall, as promptly as practicable, amend such State RAR Return to properly reflect the final resolution of the disputed item (or items).

Section 4.5 Agreement from Party Administering and Controlling Audit. Notwithstanding anything to the contrary in this Article IV, any carryback (other than a carryback required by applicable Law) or amended Tax Return and any associated payments of Tax otherwise permitted pursuant to Section 4.2, Section 4.3, and Section 4.4 respectively, shall only be made with the written consent, which shall not be unreasonably withheld, conditioned or delayed, of the Party that would be responsible under Article IX for administering and controlling any Audit that arises with respect to the Tax Return to which the carryback or the amended Tax Return relates, if different from the Party (or its Subsidiary) that is exercising its rights under Section 4.2, Section 4.3, or Section 4.4.

ARTICLE V

DISTRIBUTION TAXES

Section 5.1 Liability for Distribution Taxes. In the event that Distribution Taxes become due and payable to a Taxing Authority pursuant to a Final Determination, then, notwithstanding anything to the contrary in this Agreement:

(a) No Fault. If such Distribution Taxes are not attributable to the Fault of any Party or any of its Affiliates, the responsibility for such Distribution Taxes shall be shared by the Parties in accordance with the provisions in Section 9.3(a) that are applicable to Pre-Distribution Shared Tax Audits.

(b) Fault. If such Distribution Taxes are attributable to the Fault of one or more Parties or any of their Affiliates, the responsibility for such Distribution Taxes shall reside with the Party or Parties at Fault. If more than one Party is at Fault, the responsibility for the Distribution Taxes shall be allocated equally among all of the Parties at Fault.

Section 5.2 Payment for Use of Tax Attributes by Parties at Fault. Notwithstanding Section 5.1, if a Party is at Fault within the meaning of Section 5.3, and such Fault would have resulted in Distribution Taxes becoming due and payable but for the use of the Tax Attributes of one or more other Parties (or their Subsidiaries), the Party at Fault shall pay to each such other Party the amount of Distribution Taxes that did not become due and payable as a result of the use of that other Party’s (or its Subsidiaries’) Tax Attributes. Such payment shall be made by the Party using the Tax Attribute to the other Party. For purposes of computing the amount of the payment under this Section 5.2 for the use of the other Party’s Tax Attributes, the Parties shall assume that the other Party (and each of its Subsidiaries) is subject to an effective tax rate of thirty-eight percent (38%); provided, however, that such effective tax rate shall be adjusted from time to time pursuant to Section 14.20(c) of this Agreement. If more than one Party is at Fault, the responsibility for the payment shall be allocated equally among all of the Parties at Fault.

Section 5.3 Definition of Fault. For purposes of this Agreement, Distribution Taxes shall be deemed to result from the fault (“Fault”) of a Party if such Distribution Taxes are directly attributable to, or result from:

(a) any act, or failure or omission to act, by such Party or any of such Party’s Affiliates following the Distributions that results in one or more Parties (or any of their Affiliates) being responsible for such Distribution Taxes pursuant to a Final Determination, regardless of whether such act or failure to act (i) is covered by a Post-Distribution Ruling, Unqualified Tax Opinion, or waiver in accordance with Section 5.4, or (ii) occurs during or after the Restricted Period, or

(b) the direct or indirect acquisition of all or a portion of the stock of such Party or of any of such Party’s Affiliates that is a Section 355 Entity (or any transaction or series of related transactions that is deemed to be such an acquisition for purposes of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder) by any means whatsoever by any person including pursuant to an issuance of stock by such Party or any of its Affiliates.

Section 5.4 Limits on Proposed Acquisition Transactions and Other Transactions During Restricted Period. During the Restricted Period, no Party shall:

(a) enter into any Proposed Acquisition Transaction, approve any Proposed Acquisition Transaction for any purpose, or allow any Proposed Acquisition Transaction to occur, other than the Merger, with respect to any of the Section 355 Entities;

(b) merge or consolidate with any other Person or liquidate or partially liquidate; or approve or allow any merger, consolidation, liquidation, or partial liquidation of any of the Section 355 Entities or the ATOB Entities;

(c) approve or allow the discontinuance, cessation, or sale or other transfer (to an Affiliate or otherwise) of, or a material change in, any Active Business;

(d) approve or allow the sale, issuance, or other disposition (to an Affiliate or otherwise), directly or indirectly, of any share of, or other equity interest or an instrument convertible into an equity interest in, any of the ATOB Entities;

(e) sell or otherwise dispose of more than thirty-five percent (35%) of its consolidated gross or net assets, or approve or allow the sale or other disposition (to an Affiliate or otherwise) of more than thirty-five percent (35%) of the consolidated gross or net assets of any of the Section 355 Entities (in each case, excluding sales in the ordinary course of business and measured based on fair market values as of the date of the applicable Distribution or other transaction);

(f) amend its certificate of incorporation (or other organizational documents), or take any other action or approve or allow the taking of any action, whether through a stockholder vote or otherwise, affecting the voting rights of the stock of such Party, any of the Section 355 Entities, or any of the Transferee Entities;

(g) issue shares of a new class of nonvoting stock or approve or allow any of the Section 355 Entities or the Transferee Entities to issue shares of a new class of nonvoting stock;

(h) purchase, directly or through any Affiliate, any of its outstanding stock after the Distributions, other than through stock purchases meeting the requirements of Section 4.05(1)(b) of Revenue Procedure 96-30 (without regard to the effect of Revenue Procedure 2003-48 on Revenue Procedure 96-30);

(i) approve or allow payment of an extraordinary distribution by any of the Transferee Entities to any of the Transferor Entities, or a redemption of shares of any of the Transferee Entities held by any of the Transferor Entities (in the case of any of the Transferee Entities or the Transferor Entities, including any successor thereto);

(j) approve or allow an extraordinary contribution to any of the Section 355 Entities (or any successor thereto) by its shareholder or shareholders (or any successor(s) thereto);

(k) take any action or fail to take any action, or permit any of its Affiliates to take any action or fail to take any action, that is inconsistent with any representation or covenant made in the IRS Ruling or in the Tax Representation Letters, or that is inconsistent with any ruling or opinion in the IRS Ruling or any Tax Opinion; or

(l) take any action or permit any of its Affiliates to take any action that, in the aggregate (taking into account other transactions described in this Section 5.4) would be reasonably likely to jeopardize Tax-Free Status;

provided, however, that a Party (the “Requesting Party”) shall be permitted to take such action or one or more actions set forth in the foregoing clauses (a) through (l) if, prior to taking any such actions: (1) if the Requesting Party is Fountain, (A) Fountain or Trident shall have received a favorable private letter ruling from the IRS, or a ruling from another Taxing Authority (a “Post-Distribution Ruling”), in form and substance reasonably satisfactory to Athens NA and Trident that confirms that such action or actions will not result in U.S. federal or state Distribution Taxes, taking into account such actions and any other relevant transactions in the aggregate, or (B) Fountain shall have received an Unqualified Tax Opinion, in form and substance reasonably satisfactory to Athens NA and Trident, that confirms that such action or actions will not result in U.S. federal or state Distribution Taxes, taking into account such actions and any other relevant transactions in the aggregate; (2) if the Requesting Party is Trident or Athens NA, (A) such Requesting Party shall have received a Post-Distribution Ruling(s), in form and substance reasonably satisfactory to the other Parties, that confirms that such action or actions will not result in U.S. federal or state, Puerto Rican or Canadian Distribution Taxes, taking into account such actions and any other relevant transactions in the aggregate, or (B) such Requesting Party shall have received an Unqualified Tax Opinion(s), in form and substance reasonably satisfactory to the other Parties, that confirms that such action or actions will not result in U.S. federal or state, Puerto Rican or Canadian Distribution Taxes, taking into account such actions and any other relevant transactions in the aggregate; or (3) such Requesting Party shall have received a written statement from each of the other Parties that provides that such other Party waives the requirement to obtain a Post-Distribution Ruling or Unqualified Tax Opinion described in this paragraph. The evaluation of a Post-Distribution Ruling or Unqualified Tax Opinion may consider, among other factors, the appropriateness of any underlying assumptions, representations, and covenants made in connection with such Post-Distribution Ruling or Unqualified Tax Opinion. Each Party shall bear its own costs and expenses in connection with securing or evaluating any such Post-Distribution Ruling or Unqualified Tax Opinion.

Section 5.5 Qualified Tax Counsel Advance Conflict Waiver. Unless prohibited by Law or the ethical rules applicable to attorneys, each of the Parties agrees to waive or to cause its Affiliates to waive in advance any conflicts that must be waived in order to permit Qualified Tax Counsel to (i) evaluate whether a Party’s proposed action or actions constitute any of the actions described in clauses (a) through (l) in Section 5.4 or (ii) issue any Unqualified Tax Opinions to be obtained by a Party pursuant to this Article V.

Section 5.6 IRS Ruling, Non-U.S. Tax Rulings, Tax Representation Letters, and Tax Opinions; Consistency. Each Party represents that the information and representations furnished by it in or with respect to the IRS Ruling, the Non-U.S. Tax Rulings, the Tax Representation Letters, and the Tax Opinions are accurate and complete as of the Effective Time. Each Party covenants (1) to use its best efforts, and to cause its Affiliates to use their best efforts, to verify that such information and representations are accurate and complete as of the Effective Time; and (2) if, after the Effective Time, it or any of its Affiliates obtains information indicating, or otherwise becomes aware, that any such information or representations is or may be inaccurate or incomplete, to promptly inform the other Parties. The Parties shall not take any action or fail to take any action, or permit any of their Affiliates to take any action or fail to take any action, that is or is reasonably likely to be inconsistent with the IRS Ruling, the Non-U.S. Tax Rulings, the Tax Representation Letters, or the Tax Opinions.

Section 5.7 Timing of Payment of Taxes. All Distribution Taxes required to be paid or caused to be paid by a Party to a Taxing Authority under applicable Law shall be paid or caused to be paid by such Party on or prior to the Due Date of such Distribution Taxes. All amounts required to be paid by one Party to another Party (including obligations arising under Article VII) pursuant to this Article V shall be paid or caused to be paid by such first Party to such other Party.

ARTICLE VI

EMPLOYEE BENEFIT MATTERS

Section 6.1 Deferred Compensation Deductions.

(a) Entitlement to Deductions. Any Deferred Compensation Deduction arising after the Distribution Date shall be claimed solely by the Party (or the appropriate Affiliate of that Party) that employs the individual with respect to whom such Deferred Compensation Deduction arises at the time that it arises or, if such individual is not then employed by any Party or a Party’s Affiliate, by Trident or its appropriate Affiliate if the individual is a Former Trident Employee, by Fountain or its appropriate Affiliate if the individual is a Former Fountain Employee, or by Athens NA or its appropriate Affiliate if the individual is a Former Athens NA Employee. If, as a result of a Final Determination, a Deferred Compensation Deduction is disallowed in whole or in part to the Party (the “Employing Party”) or its Affiliate claiming such Deferred Compensation Deduction pursuant to the preceding sentence, then any other Party (“Claiming Party”) or its Affiliates shall at the request of the Employing Party make a claim for all such deductions (“Claimed Deductions”); provided, however, that the Employing Party has delivered to the Claiming Party (i) an opinion of counsel in a form satisfactory to the Claiming Party that confirms that the Claimed Deductions should be sustained based on the Final Determination, and (ii) an acknowledgement that the Employing Party will reimburse the Claiming Party for all reasonable expenses incurred by the Claiming Party or any of its Affiliates as a result of claiming the Claimed Deductions. Upon a subsequent Final Determination in favor of the Claiming Party or one or more of its Affiliates for the Claimed Deductions, the Claiming Party shall pay to the Employing Party any Tax Benefit Realized by the Claiming Party or its Affiliates in the taxable year that the Claiming Party or one or more of its Affiliates asserts its claim to the Claimed Deductions.

(b) Withholding and Reporting. The Employing Party that claims (or any Affiliate of which claims) the Deferred Compensation Deduction described in Section 6.1(a) shall be responsible for all applicable Taxes (including, but not limited to, withholding and excise taxes) and shall satisfy, or shall cause to be satisfied, all applicable Tax reporting obligations in respect of the deferred compensation that gives rise to the Deferred Compensation Deduction. The Parties to this Agreement shall reasonably cooperate (and shall cause their Affiliates to reasonably cooperate) so as to permit the Employing Party or its Affiliates claiming such Deferred Compensation Deduction to discharge any applicable Tax withholding and Tax reporting obligations, including the appointment of the Employing Party or one or more of its Affiliates as the withholding and reporting agent if the Employing Party or one or more of its Affiliates is not otherwise required or permitted to withhold and report under applicable Law.

(c) Payment to Issuer for Benefit of Deduction to Employer.

(i) Trident shall pay an amount equal to twenty-five percent (25%) of any Deferred Compensation Deduction claimed by Trident or any of its Affiliates in accordance with Section 6.1(a) (x) to Fountain with respect to stock issued by Fountain and (y) to Athens NA with respect to stock issued by Athens NA.

(ii) Fountain shall pay an amount equal to twenty-five percent (25%) of any Deferred Compensation Deduction claimed by Fountain or any of its Affiliates in accordance with Section 6.1(a) (x) to Trident with respect to stock issued by Trident and (y) to Athens NA with respect to stock issued by Athens NA.

(iii) Athens NA shall pay an amount equal to thirty-eight percent (38%) of any Deferred Compensation Deduction claimed by Athens NA or any of its Affiliates in accordance with Section 6.1(a) (x) to Trident with respect to stock issued by Trident and (y) to Fountain with respect to stock issued by Fountain.

ARTICLE VII

INDEMNIFICATION

Section 7.1 Indemnification Obligations of Trident. Trident shall indemnify Fountain and Athens NA and hold them harmless from and against (without duplication):

(a) all Taxes and other amounts for which the Trident Group is responsible under this Agreement, and

(b) all Taxes and reasonable out-of-pocket costs for advisors and other expenses attributable to a breach of any representation, covenant, or obligation of Trident under this Agreement.

Section 7.2 Indemnification Obligations of Fountain. Fountain shall indemnify Trident and Athens NA and hold them harmless from and against (without duplication):

(a) all Taxes and other amounts for which the Fountain Group is responsible under this Agreement, and

(b) all Taxes and reasonable out-of-pocket costs for advisors and other expenses attributable to a breach of any representation, covenant, or obligation of Fountain under this Agreement.

Section 7.3 Indemnification Obligations of Athens NA. Athens NA shall indemnify Trident and Fountain and hold them harmless from and against (without duplication):

(a) all Taxes and other amounts for which the Athens North American R/SB Group is responsible under this Agreement, and

(b) all Taxes and reasonable out-of-pocket costs for advisors and other expenses attributable to a breach of any representation, covenant or obligation of Athens NA under this Agreement.

Section 7.4 Indemnification for Stub Period Taxes and Uncovered Liabilities.

(a) Trident shall indemnify Fountain and hold it harmless from and against all Taxes due and payable on an originally filed U.S. Income Tax Return of Flow SpinCo U.S. or any of its Subsidiaries with respect to a Stub Period; provided, however that, if such U.S. Income Tax Return is a Straddle Income Tax Return, Trident shall indemnify Fountain only to the extent that such U.S. Income Tax Return is prepared in accordance with Section 2.2(a)(i) and (ii). Fountain shall pay to Trident an amount equal to the excess of the estimated Taxes paid with respect to any Stub Period of Flow SpinCo U.S. or any of its Subsidiaries over the Tax liability reported on the originally filed U.S. Income Tax Return of such entity for such Stub Period.

(b) If an item is not treated as covered by a Pre-Distribution Shared Tax Audit for purposes of Section 9.3(a) to the extent of an Uncovered Liability and the Preparing Party is not the Party required to file the Tax Return the Audit of which results in such Uncovered Liability, then the Preparing Party shall indemnify the filing Party and hold it harmless from and against such Uncovered Liability.

ARTICLE VIII

PAYMENTS

Section 8.1 Payments.

(a) General. Unless otherwise provided in this Agreement, in the event that an Indemnifying Party is required to make a payment to an Indemnified Party pursuant to this Agreement:

(i) Aggregate Payments of Less than $10 Million. If such payments are in the aggregate less than $10 million during any three-month period in which the obligation giving rise to the indemnification payment must be satisfied that includes the last month of a calendar quarter and the first two months of the next calendar quarter (the “Second Calendar Quarter”), the Indemnified Party shall deliver written notice of the payments to the Indemnifying Party in accordance with Section 14.3 during the third month of the Second Calendar Quarter, and the Indemnifying Party shall be required to make payment to the Indemnified Party within twenty (20) Business Days after the end of the Second Calendar Quarter.

(ii) Payments Equal to or Greater than $10 Million. If such payments are individually or in the aggregate during the calendar quarter equal to or greater than $10 million, the Indemnified Party shall deliver written notice of the payment to the Indemnifying Party in accordance with Section 14.3 at least ten (10) Business Days in advance of the date or dates on which the obligations giving rise to the indemnification payment must be satisfied (in the case of aggregate payments in excess of $10 million, the earliest date that any such payment must be satisfied), and the Indemnifying Party shall be required to make payment to the Indemnified Party no later than five (5) Business Days after receipt of such notice. The Indemnified Party shall, within one (1) Business Day after the date on which the obligation giving rise to the indemnification payment is satisfied, pay interest to the Indemnifying Party that accrues (at a rate equal to one (1) week LIBOR minus twenty-five (25) basis points) on the amount of such payment from the date of receipt of such payment by the Indemnified Party until the date on which the obligation is satisfied.

(b) Procedural Matters. The written notice delivered to the Indemnifying Party in accordance with Section 14.3 shall show the amount due and owing together with a schedule calculating in reasonable detail such amount (and shall include any relevant Tax Return, statement, bill or invoice related to Taxes, costs, expenses or other amounts due and owing). All payments required to be made by one Party to another Party pursuant to this Section 8.1 shall be made by electronic, same-day wire transfer. Payments shall be deemed made when received. If the Indemnifying Party fails to make a payment to the Indemnified Party within the time period set forth in this Section 8.1, such Indemnifying Party shall not be considered to be in breach of its covenants and obligations established in this Section 8.1 unless and until such failure exists on the date on which the obligation giving rise to the indemnification payment must be satisfied; provided, however, that the Indemnifying Party shall pay to the Indemnified Party (i) interest that accrues (at a rate equal to the Prime Rate plus two hundred (200) basis points) on the amount of such payment from the time that such payment was due to the Indemnified Party until the date that payment is actually made to the Indemnified Party; and (ii) any costs or expenses, including any breakage costs, incurred by the Indemnified Party to secure such payment or to satisfy the Indemnifying Party’s portion of the obligation giving rise to the indemnification payment.

(c) Right of Setoff. It is expressly understood that an Indemnifying Party is hereby authorized to set off and apply any and all amounts required to be paid to an Indemnified Party pursuant to this Section 8.1 against any and all of the obligations of the Indemnified Party to the Indemnifying Party arising under Section 8.1 of this Agreement that are then either due and payable or past due, but only to the extent that such Indemnifying Party has made any demand for payment with respect to such obligations.

Section 8.2 Treatment of Payments Made Pursuant to Tax Sharing Agreement. Unless otherwise required by Law, a Final Determination or this Agreement, for U.S. federal income Tax purposes, any payment made pursuant to this Agreement by:

(a) a Spinco Party to Trident shall be treated as an adjustment to one or more transfers of assets to such Spinco Party by Trident or one or more of Trident’s Subsidiaries (determined immediately prior to Athens NA Distribution or the Fountain Distribution, whichever is earlier), as applicable, pursuant to the Plan of Separation;

(b) Trident to a Spinco Party shall be treated as a transfer to such Spinco Party by Trident or one or more of Trident’s Subsidiaries (determined immediately prior to Athens NA Distribution or the Fountain Distribution, whichever is earlier), as applicable, pursuant to the Plan of Separation;

(c) a Spinco Party to another Spinco Party shall be treated as (1) first, an adjustment to one or more transfers as described in Section 8.2(a) and (2) second, as a transfer as described in Section 8.2(b); and

in each case, none of the Parties shall take any position inconsistent with such treatment. In the event that a Taxing Authority asserts that a Party’s treatment of a payment pursuant to this Agreement should be other than as required pursuant to this Agreement (ignoring any potential inconsistent or adverse Final Determination), such Party shall use its reasonable best efforts to contest such challenge.

Section 8.3 Treatment of Payments Made Pursuant to Separation and Distribution Agreements. Except as otherwise provided in the Separation and Distribution Agreements and unless otherwise required by a Final Determination or this Article VIII, for U.S. federal Income Tax purposes, payments made pursuant to the Separation and Distribution Agreements shall be treated in accordance with the principles set forth in Section 8.2. Payments made by a Party for costs and expenses relating to Assumed Trident Contingent Liabilities or otherwise pursuant to the Separation and Distribution Agreements shall be treated as amounts deductible by such Party pursuant to Section 162 of the Code (and any corresponding provision of U.S. state or local or non-U.S. Tax Law), and none of the Parties shall take any position inconsistent with such treatment, except to the extent that there is a Final Determination with respect to the paying Party that such payment is not deductible. In the event that a Taxing Authority asserts that a Party’s treatment of a payment pursuant to the Separation and Distribution Agreements should be other than as set forth in this Agreement (ignoring any potential inconsistent or adverse Final Determination), such Party shall use its reasonable best efforts to contest such challenge.

Section 8.4 Payments Net of Tax Benefit Realized. All amounts required to be paid by one Party to another pursuant to this Agreement or the Separation and Distribution Agreements shall be net of the Tax Benefit Realized by the Indemnified Party or its Affiliates.

ARTICLE IX

AUDITS

Section 9.1 Notice. Within fifteen (15) Business Days after a Party or any of its Affiliates receives a written notice from a Taxing Authority (reduced to five (5) Business Days for written notices received from a state or local Taxing Authority) of the existence of an Audit that may require indemnification pursuant to this Agreement, that Party shall notify the other Parties of such receipt and send such notice to the other Parties by delivery in person, by overnight courier service, or by facsimile with receipt confirmed (followed by delivery of an original via overnight courier service). The failure of one Party to notify the other Parties of an Audit shall not relieve such other Party of any liability and/or obligation that it may have under this Agreement, except to the extent that the Indemnifying Party is materially prejudiced by such failure.

Section 9.2 Pre-Distribution Audits.

(a) Determination of Administering Party. Subject to Sections 9.2(b), 9.2(c), and 9.2(d):

(i) The Initial Audit Management Party and its Subsidiaries shall administer and control all Pre-Distribution Shared Tax Audits, Tax Audits related to the Broadview Acquisition Transaction, and Tax Audits related to the Canadian Distribution Transactions.

(ii) All other Audits with respect to a Pre-Distribution Tax Period or a Straddle Tax Period shall be administered and controlled by the Party and its Subsidiaries that would be primarily liable under applicable Law to pay to the applicable Taxing Authority the Taxes resulting from such Audits; provided, however, that if more than one Party is liable under applicable Law for Taxes resulting from such Audit, the controlling Party shall not settle such Audit without the prior written consent of each other Party that would be liable for Taxes resulting from such Audit.

(b) Administration and Control; Cooperation. Subject to Section 9.2(c) and to a Change of Control or a Bankruptcy of the Audit Management Party as provided below, the Audit Management Party shall have absolute authority to make all decisions (determined in its sole discretion) with respect to the administration and control of an Audit described in Section 9.2(a)(i), including the selection of all external advisors. In that regard, the Audit Management Party (i) may in its sole discretion settle or otherwise determine not to continue to contest any issue related to such Audit without the consent of the other Parties, and (ii) shall, as soon as reasonably practicable and prior to settlement of an issue that could cause one or more other Parties to become responsible for Taxes under Section 9.3, notify the Audit Representatives of such other Parties of such settlement. The other Parties shall (and shall cause their Affiliates to) undertake all actions and execute all documents (including an extension of the applicable statute of limitations) that are determined in the sole discretion of the Audit Management Party to be necessary to effectuate such administration and control. The Parties shall act in good faith and use their reasonable best efforts to cooperate fully with each other Party (and their Affiliates) in connection with such Audit and shall provide or cause their Subsidiaries to provide such information to each other as may be necessary or useful with respect to such Audit in a timely manner, identify and provide access to potential witnesses, and other persons with knowledge and other information within its control and reasonably necessary to the resolution of the Audit. Notwithstanding anything to the contrary in this Section 9.2(b) and except with respect to any Pre-2007 Distribution Tax Period, after a Change of Control or a Bankruptcy of the Audit Management Party, the Audit Management Party shall not, prior to the resolution of the vote permitted under Section 9.2(d)(ii) as a result of such Change of Control or Bankruptcy, choose to litigate any issue with respect to an Audit or make any decision to change the forum or jurisdiction with respect to which an issue arising under an Audit is being litigated, without the prior written consent of all of the Parties.

(c) Participation Rights of Parties and Information Sharing with respect to Audits.

(i) Each Party that would be responsible under Section 9.3 for Taxes resulting from an Audit described in Section 9.2(a)(i) (other than the Audit Management Party) (a “Participating Party”) shall have limited participation rights as set forth in this Section 9.2(c) with respect to such Audit. Promptly after the Distributions, the Audit Management Party shall arrange for a meeting or conference call that includes all of the Participating Parties to discuss the status of all ongoing Audits. In addition, promptly after notification of an Audit pursuant to Section 9.1, the Audit Management Party shall arrange for a meeting or conference call that includes all of the Participating Parties to plan for the management of such Audit; provided, however, that this requirement shall not apply with respect to notification of an Audit by a U.S. state (or the District of Columbia) of a Pre-Distribution Income Tax Return or a Straddle Income Tax Return. Thereafter, the Participating Parties and the Audit Management Party shall arrange for a meeting or conference call to be held on a monthly basis (or on such other basis as agreed) in order to facilitate regular communication on the status of the Audits. The Participating Parties and the Audit Management Party may determine from time to time to have a separate special meeting to discuss a significant Audit issue. Each Participating Party shall identify any personnel and external advisors who are participating in each of the meetings described above, and shall provide a list of the names of such persons to the Audit Management Party in advance of such meeting.

(ii) Upon the reasonable request of a Participating Party, the Audit Management Party shall make available relevant personnel and external advisors to meet with the Participating Party and its independent auditor in order to review the status of the Audits. The independent auditors of the Participating Parties shall have reasonable access to Audit-related information and personnel. The Participating Parties shall provide the Audit Management Party with reasonable notice of such requested meetings or information.

(iii) Except as provided herein, the Participating Parties shall have no access to the external advisors retained by the Audit Management Party to advise it and its Subsidiaries on matters pertaining to an Audit (“Audit External Advisor”) except to the extent that the Audit Management Party reasonably determines that the attendance of an Audit External Advisor at a meeting described in (i) or (ii) above is appropriate. In the event that any such meeting is attended by an Audit External Advisor, the Audit Management Party and the Participating Parties shall have the right to participate in such meeting by telephone or in person. The Audit Management Party shall provide the Participating Parties with notice (including the time and location) of such meeting at least twenty-four (24) hours in advance thereof. Any Participating Party may request a meeting with an Audit External Advisor on matters that are unrelated to the Audit; provided, however, that if the matter involves evaluating Audit-related issues, the requesting Participating Party must give the Audit Management Party and any other Participating Party at least twenty-four (24) hours notice prior to such meeting so that each such Party can elect to participate (failure to respond to the Participating Party’s notice prior to the meeting shall constitute an election to decline participation). No Participating Party shall request an opinion on an Audit-related issue from an Audit External Advisor, except to the extent such Audit-related issue relates to an item in a period other than a Pre-2007 Distribution Tax Period and the Audit Management Party affirmatively declines to obtain such opinion.

(iv) Each Participating Party shall have access to any written documentation in the possession of the Audit Management Party that pertains to the Audit (including any written summaries of issues that the Audit Management Party has developed in the context of evaluating the financial reporting of the Audit) and the Audit Management Party shall make such information available in the offices of the Audit Management Party; provided, however, that if documentation was prepared solely by or on behalf of a Participating Party, then the documentation must relate to the joint defense of the Audit. Such access shall be provided at such times and in such manner as the Audit Management Party and the Participating Parties agree, but no less frequently than monthly. Copies of the documentation will be made available to the Participating Parties at their sole cost and expense. The Audit Management Party shall undertake to use reasonable efforts to include within the written documentation described above information that is transmitted through electronic means, such as through internet e-mail. Subject to the exceptions listed on Schedule 9.2(c)(iv), the Audit Management Party shall maintain an internet-based or other electronic document repository system for written documentation related to the Audit, and each of the Participating Parties shall be granted, if so requested, “read only” access to such repository system at such requesting Participating Party’s own cost and expense. Such system shall be managed and controlled by the Audit Management Party and all decisions with respect to the system (including but not limited to the documents to be posted to such system) shall be made by the Audit Management Party in its sole discretion; provided, however, that the U.S. Audit Management Party shall at a minimum post documents that relate to Audits of Trident’s, Athens NA’s and Fountain’s Subsidiaries arising with respect to U.S. federal, state and local Income Taxes in a manner that is consistent with the U.S. Audit Management Party’s document posting practices with respect to such Audits immediately prior to the Distribution Date. An illustrative, but not exclusive, list of the documents and other information to be made available by the Audit Management Party to the Participating Parties is set forth in Schedule 9.2(c)(iv).

(v) The Participating Parties are encouraged to provide consultation to the Audit Management Party in regards to Audit strategy and shall, upon request of the Audit Management Party, provide such consultation. The Participating Party may elect to employ separate counsel to advise the Participating Party as additional counsel in or in connection with an Audit, but in that event, the fees and expenses of the separate counsel shall be paid solely by the Participating Party. The Audit Management Party shall in good faith consider all advice and other input received from the Participating Parties in connection with their consultations with respect to an Audit. However, the Audit Management Party shall retain the sole authority to make all Audit decisions. In that regard, the Participating Parties and their separate counsels shall not be allowed to participate in any Audit-related meetings other than those described in (i) or (ii) above (unless such a meeting is attended by the personnel of a Participating Party, in which case that Participating Party may attend the meeting but may not actively participate), respond directly to a Taxing Authority conducting the Audit, or in any manner control resolution of the Audit.

(d) Change in Audit Management Party.

(i) Subject to Section 9.2(d)(vi), upon (a) the second anniversary following the Effective Time and annually on each anniversary date thereafter; (b) the expiration of the three (3)-month period following a Change of Control of the Audit Management Party; (c) the expiration of the three (3)-month period following a Bankruptcy of the Audit Management Party; or (d) any point in time at which the Threshold Base Amount has either exceeded the First Tax Contingency Amount or, following such event, has decreased to an amount below the First Tax Contingency Amount (each of (a), (b), (c) and (d), a “Tax Management Change Event”), a Participating Party’s Audit Representative may call for a vote to decide whether the current Audit Management Party should be replaced by another Participating Party by providing written notice of such vote to the other Participating Parties thirty (30) days prior to such Tax Management Change Event (“Administration Vote Notice”).

(ii) Within fifteen (15) days after the Audit Management Party and any other Participating Party’s receipt of an Administration Vote Notice, the Audit Management Party’s and any other Participating Party’s Audit Representatives shall meet together (either in person, telephonically or by other electronic means) and discuss any information that is deemed to be relevant to the vote. Thirty (30) days after the Audit Management Party’s and any other Participating Party’s receipt of an Administration Vote Notice, the Board of Directors of the Audit Management Party and any other Participating Party shall submit to each of the other Parties a written vote identifying the one Party that it casts its vote for to be appointed the Audit Management Party.

(iii) In the case of a vote under (ii) above, if a Participating Party other than the current Audit Management Party receives a majority in number of the votes, that Party (the “Elected Party”) and its Subsidiaries shall be appointed the new Audit Management Party upon delivery of written acceptance of the appointment to each other Party within five (5) days after the vote (“Acceptance Notice”). If the Elected Party delivers the Acceptance Notice, then the Elected Party shall immediately have and assume all of the rights and obligations of the Audit Management Party under this Agreement. Except as provided in Section 9.2(d)(iv), upon delivery of the Acceptance Notice, the Replaced Audit Management Party shall have no further rights or obligations as the Audit Management Party (other than for any expense or cost reimbursements incurred prior to its replacement). If (a) the current Audit Management Party receives a majority in number of votes, (b) no Party receives a majority of the votes cast, or (c) the Elected Party fails to deliver the Acceptance Notice, then the Audit Management Party shall remain the Party then appointed.

(iv) If as a result of a vote under (ii) above, there is a replacement of the then appointed Audit Management Party (the “Replaced Audit Management Party”), the Replaced Audit Management Party shall use its reasonable best efforts to transition to the new Audit Management Party the administration and control of the ongoing Audits that the Replaced Audit Management Party was prior to its replacement responsible for administering and controlling pursuant to Section 9.2(a).

(v) The Audit Management Party and each Participating Party has the exclusive right to replace its respective Audit Representative provided that such Audit Representative must be an employee of such Audit Management Party and Participating Party or any of its Affiliates, and in the event of such replacement, the applicable Audit Management Party and Participating Party shall provide written notice of such replacement to the Audit Management Party and the other Participating Parties as applicable.

(vi) Notwithstanding anything to the contrary herein, the Initial Audit Management Party and its Subsidiaries may not be removed until the later to occur of (I) the termination of the Trident 2007 Tax Sharing Agreement and (II) the incurrence of additional Taxes that are due and payable as a result of a Final Determination with respect to a Pre-Distribution Shared Tax Audit in an amount greater than the First Tax Contingency Amount.

(e) Sharing of Internal and External Costs and Expenses Related to Pre-Distribution Shared Tax Audits.

(i) External Costs and Expenses. All external costs and expenses (including all costs and expenses of calculating Taxes and other amounts payable hereunder) that are incurred by the Audit Management Party with respect to a Pre-Distribution Shared Tax Audit (including any costs and expenses incurred as a result of any reporting obligations that arise out of an Audit, such as the reporting of any Audit adjustments to the various U.S. states) shall be shared in accordance with the Parties’ Sharing Percentages. The Audit Management Party shall provide to the other Parties at the end of each calendar quarter an invoice for each other Party’s share of the external costs (along with supporting invoices received from the external service providers), and each other Party shall remit, within sixty (60) days after receipt of the invoice, payment of its share of the external costs to the Audit Management Party.

(ii) Internal Costs and Expenses. The U.S. Audit Management Party shall estimate the internal costs and expenses (including any costs and expenses incurred as a result of any reporting obligations that arise out of an Audit, such as the reporting of any Audit adjustments to the various U.S. states) that it expects will be incurred by the U.S. Audit Management Party during the period that starts on the Distribution Date and ends on the last day of the 2015 fiscal year and shall provide such estimate on Schedule 9.2(e)(ii). Each of the other Parties shall pay (or shall cause its Subsidiaries to pay) the U.S. Audit Management Party, within sixty (60) days after the beginning of each fiscal year through 2015, a fixed fee equal to such other Party’s Sharing Percentage multiplied by the internal costs and expenses shown in the estimate provided by the U.S. Audit Management Party on Schedule 9.2(e)(ii). Prior to the end of fiscal year 2015, the Parties shall renegotiate this fee for succeeding periods. No adjustment shall be made for any difference between the internal costs and expenses estimated by the U.S. Audit Management Party and the amount of such costs and expenses that are actually incurred by the U.S. Audit Management Party. The other Parties acknowledge that they may incur internal costs and expenses related to an Audit that are not reimbursed pursuant to this Agreement and that the only internal costs and expenses that are subject to sharing and reimbursement are the internal costs and expenses incurred by the U.S. Audit Management Party as provided in this Section 9.2(e)(ii).

(iii) Maximum Annual Fountain Share of Costs and Expenses. Notwithstanding anything to the contrary herein, Fountain shall not be required to pay in the aggregate in any year (1) for costs incurred under Section 9.2(e)(i) in connection with the Pre-Distribution Shared Tax Audits related to the U.S. Income Tax Returns for fiscal years 1997 through 2000, more than $1 million or (2) for any other costs incurred under Section 9.2(e)(i) plus any costs incurred under Section 9.2(e)(ii), more than $1 million. To the extent that the annual expenses under this Section 9.2(e) exceed the limitations in the previous sentence, Trident and Athens NA shall share such excess sixty-five and sixty hundred twenty-five thousandths percent (65.625%) and thirty-four and three hundred seventy-five thousandths percent (34.375%), respectively.

(f) Treatment of Costs and Expenses related to Pre-Distribution Shared Tax Audits. Payments borne by the Parties or any of their Subsidiaries for costs and expenses relating to Pre-Distribution Shared Tax Audits shall be treated as amounts deductible by the paying Party (or its Subsidiary) pursuant to Section 162 of the Code (and any corresponding provision of U.S. state or local or non-U.S. Tax Law), and none of the Parties or any of their Subsidiaries shall take any position inconsistent with such treatment, except to the extent that a Final Determination with respect to the paying Party or its Subsidiary causes any such payment to not be so treated.

(g) Power of Attorney/Officer Signature. Each Party hereby appoints (and shall cause its Subsidiaries to appoint) the Audit Management Party (and its designated representatives) as its agent and attorney-in-fact to take the actions the Audit Management Party deems necessary or appropriate to implement the responsibilities of the Audit Management Party under this Agreement. Each Participating Party also shall (or shall cause its Subsidiaries to) execute and deliver to the Audit Management Party a power of attorney, substantially in the form attached hereto as Schedule 9.2(g-1), and such other documents as are reasonably requested from time to time by the Audit Management Party (or its designee), including, without limitation, a power of attorney with respect to any Participating Party (or a Subsidiary of a Participating Party) that is sold to an unrelated third party by a Participating Party (or by a Subsidiary of a Participating Party) and with respect to which the Audit Management Party has continued Audit responsibilities under this Agreement or the Trident 2007 Tax Sharing Agreement. Such other documents include, but are not limited to, documents signed by an authorized corporate officer of a Participating Party (or a Subsidiary of a Participating Party), where the Audit Management Party determines that a power of attorney is insufficient (in which case such signed documents shall not be withheld) to allow the Audit Management Party to make the necessary or appropriate filings or to take steps necessary or appropriate to the Audit Management Party’s defense, prosecution, or settlement of an Audit under this Agreement; provided, however, that (i) such power of attorney or such other documents shall not expand the rights or powers of such Audit Management Party beyond those provided by this Agreement; (ii) activities conducted under a power of attorney or such other documents are limited to the activities authorized by that power of attorney or such other documents; (iii) a power of attorney or such other documents delivered by a Participating Party to the Audit Management Party can be revoked only with the approval of the Audit Committee of the Board of Directors of the Participating Party to which the power of attorney or such other documents relates; and (iv) a revocation of a power of attorney or such other documents by a Participating Party’s Audit Committee also effects the immediate revocation of all powers of attorney or such other documents granted under, or derived from, the authority of the power of attorney that is revoked by that Participating Party’s Audit Committee. Examples of activities for which the signature of a Participating Party’s authorized representative could be required are set forth on Schedule 9.2(g-2).

Section 9.3 Payment of Audit Amounts and Amounts Under Trident 2007 Tax Sharing Agreement.

(a) Pre-Distribution Shared Tax Audits. In connection with any Final Determination with respect to a Pre-Distribution Shared Tax Audit:

(i) Trident shall be liable for and shall pay or cause to be paid to the applicable Taxing Authority, Fountain, or Athens NA (as the case may be) (x) one hundred percent (100%) of the additional Taxes due and payable as a result of such Final Determination that are attributable to the Trident Fountain Chile Transactions Tax Contingencies, (y) one hundred percent (100%) of the additional Taxes due and payable as a result of such Final Determination that are attributable to a Pre-Distribution Tax Period or the portion of a Straddle Tax Period ending on the Distribution Date, but only to the extent such additional Taxes, when added to the Threshold Base Amount, are less than or equal to the First Tax Contingency Amount, and (z) the Trident Sharing Percentage of the additional taxes due and payable as a result of such Final Determination that are attributable to a Pre-Distribution Tax Period or the portion of a Straddle Tax Period ending on the Distribution Date, but only to the extent such additional Taxes, when added to the Threshold Base Amount, exceed the Second Tax Contingency Amount.

(ii) Athens NA shall be liable for and shall pay or cause to be paid to the applicable Taxing Authority, Trident, or Fountain (as the case may be) (x) one hundred percent (100%) of the additional Taxes due and payable as a result of such Final Determination that are attributable to the Brinks Separation Transaction Tax Contingencies or the Broadview Acquisition Transaction Tax Contingencies, (y) the Athens NA Second Sharing Percentage of the additional Taxes due and payable as a result of such Final Determination that are attributable to a Pre-Distribution Tax Period or the portion of a Straddle Tax Period ending on the Distribution Date, but only to the extent such additional Taxes, when added to the Threshold Base Amount, exceed the First Tax Contingency amount and are less than or equal to the Second Tax Contingency Amount, and (z) the Athens NA Sharing Percentage of the additional Taxes due and payable as a result of such Final Determination that are attributable to a Pre-Distribution Tax Period or the portion of a Straddle Tax Period ending on the Distribution Date, but only to the extent such additional Taxes, when added to the Threshold Base Amount, exceed the Second Tax Contingency Amount.

(iii) Fountain shall be liable for and shall pay or cause to be paid to the applicable Taxing Authority, Trident, or Athens NA (as the case may be) (x) the Fountain Second Sharing Percentage of the additional Taxes due and payable as a result of such Final Determination that are attributable to a Pre-Distribution Tax Period or the portion of a Straddle Tax Period ending on the Distribution Date, but only to the extent such additional Taxes, when added to the Threshold Base Amount, exceed the First Tax Contingency Amount and are less than or equal to the Second Tax Contingency Amount, and (y) the Fountain Sharing Percentage of the additional Taxes due and payable as a result of such Final Determination that are attributable to a Pre-Distribution Tax Period or the portion of a Straddle Tax Period ending on the Distribution Date, but only to the extent such additional Taxes, when added to the Threshold Base Amount, exceed the Second Tax Contingency Amount.

(b) Pre-Distribution Non-Income or Non-U.S. Tax Audits. In connection with any Final Determination with respect to a Pre-Distribution Non-Income or Non-U.S. Tax Audit:

(i) Trident shall be liable for and shall pay or cause to be paid to the applicable Taxing Authority the Taxes imposed upon the Trident Group as a result of such Final Determination; provided, however, that Trident shall not be liable for any additional Taxes due and payable as a result of such Final Determination that are attributable to the Athens NA Brand Transaction Tax Contingencies.

(ii) Athens NA shall be liable for and shall pay or cause to be paid to the applicable Taxing Authority, Trident or Fountain (as the case may be) (i) the Taxes imposed upon the Athens North American R/SB Group as a result of such Final Determination, and (ii) one hundred percent (100%) of the additional Taxes due and payable as a result of such Final Determination that are attributable to the Athens NA Brand Transaction Tax Contingencies.

(iii) Fountain shall be liable for and shall pay or cause to be paid to the applicable Taxing Authority the Taxes imposed upon the Fountain Group as a result of such Final Determination; provided, however, that Fountain shall not be liable for any additional Taxes due and payable as a result of such Final Determination that are attributable to the Athens NA Brand Transaction Tax Contingencies.

(c) Trident 2007 Tax Sharing Agreement. For the avoidance of doubt and without duplication, in connection with any payments by Trident with respect to the Trident 2007 Tax Sharing Agreement (including payments with respect to a Pre-2007 Distribution Transfer Pricing Audit):

(i) Trident shall be liable for and shall pay or cause to be paid to the applicable Taxing Authority, Covidien, TE, Fountain, or Athens NA (as the case may be) (x) one hundred percent (100%) of the additional Taxes due and payable as a result of such Final Determination that are attributable to a Pre-Distribution Tax Period or the portion of a Straddle Tax Period ending on the Distribution Date, but only to the extent such additional Taxes, when added to the Threshold Base Amount, are less than or equal to the First Tax Contingency Amount, and (y) the Trident Sharing Percentage of the additional Taxes due and payable as a result of such Final Determination that are attributable to a Pre-Distribution Tax Period or the portion of a Straddle Tax Period ending on the Distribution Date, but only to the extent such additional Taxes, when added to the Threshold Base Amount, exceed the Second Tax Contingency Amount.

(ii) Athens NA shall be liable for and shall pay or cause to be paid to the applicable Taxing Authority, Covidien, TE, Trident, or Fountain (as the case may be) (x) the Athens NA Second Sharing Percentage of the additional Taxes due and payable as a result of such Final Determination that are attributable to a Pre-Distribution Tax Period or the portion of a Straddle Tax Period ending on the Distribution Date, but only to the extent such additional Taxes, when added to the Threshold Base Amount, exceed the First Tax Contingency amount and are less than or equal to the Second Tax Contingency Amount, and (y) the Athens NA Sharing Percentage of the additional Taxes due and payable as a result of such Final Determination that are attributable to a Pre-Distribution Tax Period or the portion of a Straddle Tax Period ending on the Distribution Date, but only to the extent such additional Taxes, when added to the Threshold Base Amount, exceed the Second Tax Contingency Amount.

(iii) Fountain shall be liable for and shall pay or cause to be paid to the applicable Taxing Authority, Covidien, TE, Trident, or Athens NA (as the case may be) (x) the Fountain Second Sharing Percentage of the additional Taxes due and payable as a result of such Final Determination that are attributable to a Pre-Distribution Tax Period or the portion of a Straddle Tax Period ending on the Distribution Date, but only to the extent such additional Taxes, when added to the Threshold Base Amount, exceed the First Tax Contingency Amount and are less than or equal to the Second Tax Contingency Amount, and (y) the Fountain Sharing Percentage of the additional Taxes due and payable as a result of such Final Determination that are attributable to a Pre-Distribution Tax Period or the portion of a Straddle Tax Period ending on the Distribution Date, but only to the extent such additional Taxes, when added to the Threshold Base Amount, exceed the Second Tax Contingency Amount.

(d) Timing Items. Notwithstanding anything to the contrary herein, no Party shall be required to make a payment to any other Party for any additional Taxes due and payable by such other Party as a result of a Final Determination that are attributable to a Pre-Distribution Shared Tax Audit to the extent such payment is reasonably likely to result in a Correlative Benefit to such other Party (a “Timing Item”). If more than one Party is reasonably likely to realize such Correlative Benefit, then the Party required to make the payment to such other Parties shall reduce the payments to such other Parties in proportion to the Correlative Benefit reasonably likely to be realized by such other Parties.

(e) Payment Procedures. In connection with any Audit that results in an amount to be paid pursuant to Section 9.3(a), (b), or (c), the Audit Management Party shall, within thirty (30) Business Days following a final resolution of such Audit, submit in writing to the other Parties a preliminary determination (calculated and explained in detail reasonably sufficient to enable the Parties to fully understand the basis for such determination and to permit such Parties and their Affiliates to satisfy their financial reporting requirements) of the portion of such amount to be paid by each of the Parties pursuant to Section 9.3(a), (b), or (c), as applicable. Each of the Parties and its Affiliates shall have access to all data and information necessary to calculate such amounts and the Parties and their Affiliates shall cooperate fully in the determination of such amounts. Within twenty (20) Business Days following the receipt by a Party of the information described in this Section 9.3(e), such Party shall have the right to object only to the calculation of the amount of the payment (but not the basis for the payment) by written notice to the other Parties; such written notice shall contain such disputed item or items and the basis for its objection. If no Party objects by proper written notice to the other Parties within the time period described in this Section 9.3(e), the calculation of the amounts due and owing from each Party shall be deemed to have been accepted and agreed upon, and final and conclusive, for purposes of this Section 9.3(e). If any Party objects by proper written notice to the other Parties within such time period, the Parties shall act in good faith to resolve any such dispute as promptly as practicable in accordance with Article XIII. The Party or its Affiliate responsible for paying to the applicable Taxing Authority under applicable Law amounts owed pursuant to a Final Determination shall make such payments to such Taxing Authority prior to the due date for such payments. The other Parties shall reimburse the paying Party for the portion of such payments for which such other Parties are liable pursuant to this Section 9.3. The time periods specified above for submitting a preliminary determination and objecting may be shortened to a time period determined by a Majority of the Parties if these Parties ascertain that such shortened time period is necessary to meet the Audit obligations of the Parties and their Affiliates.

(f) Advance Payment of Taxes. In the event that: (i) the Audit Management Party decides to contest the position of a Taxing Authority taken with respect to a Pre-Distribution Shared Tax Audit in a forum or jurisdiction that requires the prepayment or deposit of the Taxes (or security for the Taxes) in order to contest the Taxes determined by the Taxing Authority to be due and payable, or (ii) the Audit Management Party determines in good faith that it is in the best interest of the Parties to make a prepayment or deposit of Taxes with the IRS in respect of a Pre-Distribution U.S. Income Tax Audit in accordance with the procedures required by the IRS to suspend the accrual of interest on a potential underpayment of Taxes, including but not limited to a cash deposit or a deposit in the nature of a cash bond (each of (i) and (ii), a “Tax Deposit”), then, in either case (as applicable), each of the other Parties must pay to the Audit Management Party its portion of such Tax Deposit determined in accordance with this Section 9.3, and the Audit Management Party shall promptly remit such Tax Deposit to the applicable Taxing Authority in accordance with such Taxing Authority’s Tax prepayment or deposit procedures, as applicable; provided, however, if (i) the Threshold Base Amount exceeds the First Tax Contingency Amount and (ii) any Party’s portion of such Tax Deposit exceeds $100 million, the Parties shall only be obligated to pay their portions of such Tax Deposit if a Majority of the Parties votes in favor of the Audit Management Party’s decision to make the Tax Deposit. Each of the Parties shall deliver its written vote to the Audit Management Party within ten (10) days of its receipt of written notice of the Audit Management Party’s decision regarding a Tax Deposit and the amount of the required prepayment or deposit. A recoupment of all or a portion of a prepayment or deposit of Taxes resulting from a Final Determination shall be paid to the Party or Parties that contributed to such prepayment or deposit, in proportion to such contributions. No Party shall be liable to any other Party in the event that a Final Determination does not allow for the recovery of all or a portion of a prepayment or deposit.

Section 9.4 Transfer Pricing Adjustment. To the extent that Fountain or Athens NA owes any amount under Sections 9.3(a) or (c) as a result of any Audit involving transfer pricing and that includes an item related to or arising from an intercompany transfer pricing adjustment under Section 482 of the Code and the Treasury Regulations thereunder, or an analogous provision under U.S. state and local or non-U.S. Law, and also involves a Taxing Authority outside of the United States, Fountain and Athens NA shall be entitled to share, to the same extent, in any Tax benefit arising out of any competent authority relief provided by such Taxing Authority.

Section 9.5 Correlative Adjustment. If as a result of a Final Determination, a Party or its Affiliate becomes entitled to an increase of an item of deduction, loss, or credit (or a reduction of an item of income or gain) that is included in a Pre-Distribution Tax Period or the portion of a Straddle Tax Period ending on the Distribution Date, and another Party or its Affiliate suffers a correlative disallowance of an item of deduction, loss or credit (or an increase of an item of income or gain) that is included in a Pre-Distribution Tax Period or the portion of a Straddle Tax Period ending on the Distribution Date, the former Party shall pay any amount it actually realizes as a result of the Tax benefit to the latter Party, but only to the extent of the latter Party’s detriment.

ARTICLE X

COOPERATION AND EXCHANGE OF INFORMATION

Section 10.1 Cooperation and Exchange of Information. The Parties shall each cooperate fully (and each shall cause its respective Affiliates to cooperate fully) and in a timely manner (considering the other Party’s normal internal processing or reporting requirements) with all reasonable requests from another Party hereto, or from an agent, representative, or advisor to such Party, in connection with the preparation and filing of Tax Returns, claims for Refund, Audits, determinations of Tax Attributes and the calculation of Taxes or other amounts required to be paid hereunder, and any applicable financial reporting requirements of a Party or its Affiliates, in each case, related or attributable to or arising in connection with Taxes or Tax Attributes of any of the Parties or their respective Subsidiaries covered by this Agreement. Such cooperation shall include, without limitation:

(a) the retention until the expiration of the applicable statute of limitations or, if later, until the expiration of all relevant Tax Attributes (in each case taking into account all waivers and extensions), and the provision upon request, of Tax Returns of the Parties and their respective Subsidiaries for periods up to and including the Distribution Date, books, records (including information regarding ownership and Tax basis of property), documentation, and other information relating to such Tax Returns, including accompanying schedules, related work papers, and documents relating to rulings or other determinations by Taxing Authorities;

(b) the execution of any document that may be necessary or reasonably helpful in connection with any Audit of any of the Parties or their respective Subsidiaries, or the filing of a Tax Return or Refund claim of the Parties or any of their respective Subsidiaries (including the signature of an officer of a Party or its Subsidiary);

(c) the use of the Party’s reasonable best efforts to obtain any documentation and provide additional facts, insights or views as requested by another Party that may be necessary or reasonably helpful in connection with any of the foregoing (including without limitation any information contained in Tax or other financial information databases); and

(d) the use of the Party’s reasonable best efforts to obtain any Tax Returns (including accompanying schedules, related work papers, and documents), documents, books, records, or other information that may be necessary or helpful in connection with any Tax Returns of any of the Parties or their Affiliates.

Each Party shall make its and its Subsidiaries’ employees and facilities available on a reasonable and mutually convenient basis in connection with the foregoing matters. Except for costs and expenses otherwise allocated among the Parties pursuant to this Agreement, including costs incurred under Article II and Article IX, and except for copying costs, which shall be shared equally by the Parties, no reimbursement shall be made for costs and expenses incurred by the Parties as a result of cooperating pursuant to this Section 10.1.

Section 10.2 Retention of Records. Subject to Section 10.1, if any of the Parties or their respective Subsidiaries intends to dispose of any documentation (including, without limitation, documentation that is being retained pursuant to IRS guidelines, such as Revenue Procedure 98-25 and Revenue Procedure 97-22) relating to the Taxes of the Parties or their respective Subsidiaries for which another Party to this Agreement may be responsible pursuant to the terms of this Agreement (including, without limitation, Tax Returns, books, records, documentation, and other information, accompanying schedules, related work papers, and documents relating to rulings or other determinations by Taxing Authorities), such Party shall provide or cause to be provided written notice to the other Parties describing the documentation to be destroyed or disposed of sixty (60) Business Days prior to taking such action. The other Parties may arrange to take delivery of the documentation described in the notice at their expense during the succeeding sixty (60)-day period.

ARTICLE XI

ALLOCATION OF TAX ATTRIBUTES, DUAL CONSOLIDATED LOSSES AND

OTHER TAX MATTERS

Section 11.1 Allocation of Tax Attributes. Each Party shall make its own determination as to the existence and the amount of the Tax Attributes to which it is entitled after the Effective Time; provided, however, that such determination shall be made in a manner that is (a) reasonably consistent with the past practices of the Parties; (b) in accordance with the rules prescribed by applicable Law, including the Code and the Treasury Regulations; (c) consistent with the IRS Ruling, the Tax Representation Letters, and the Tax Opinions; and (d) reasonably determined by the Party to minimize the aggregate cash Tax liability of the Parties for all Pre-Distribution Tax Periods and the portion of all Straddle Tax Periods ending on the Distribution Date. Each Party agrees to provide the other Parties with all of the information supporting the Tax Attribute determinations made by that Party pursuant to this Section 11.1.

Section 11.2 Dual Consolidated Losses. The Parties agree to (and if necessary shall cause their Subsidiaries to) comply with the requirements of Treasury Regulations Sections 1.1503(d)-6(f)(2)(iii), 1.1503(d)-8(b)(4), and 1.1503-2(g)(2)(iv)(B), as applicable, with respect to any “dual consolidated loss” (within the meaning of Section 1503(d) of the Code and Treasury Regulations Sections 1.1503(d)-1(b)(5) and 1.1503-2(c)(5)) that one or more of the Parties (or their Subsidiaries) is reasonably likely to be required to include in income as a result of the Plan of Separation; and if any dual consolidated loss that was incurred prior to the Effective Time is required to be included in the income of any Party (or its Subsidiaries) because the Parties failed or were unable to comply with such requirements, the Parties shall share all Taxes that become due and payable for a Pre-Distribution Tax Period or the portion of a Straddle Tax Period ending on the Distribution Date in accordance with their Sharing Percentages.

Section 11.3 Trident 2007 Tax Sharing Agreement.

(a) Any payment received by Trident from another Party to the Trident 2007 Tax Sharing Agreement pursuant to sections 9.3(a), (b) or (c) thereof, shall be treated as a Refund for all purposes.

(b) Athens NA and Fountain agree to take or refrain from taking, and agree to cause each member of its Group to take or refrain from taking, any and all actions reasonably requested by Trident that would preserve, exercise or contravene, as the case may be, Trident’s rights and obligations under the Trident 2007 Tax Sharing Agreement.

Section 11.4 Allocation of Tax Items. All determinations (whether for purposes of preparing Tax Returns or for purposes of determining a Party’s responsibility for Taxes under this Agreement) regarding the allocation of Tax items between the portion of a Straddle Tax Period that ends on the Distribution Date and the portion of such Straddle Tax Period that begins the day after the Distribution Date shall be made pursuant to the principles of Treasury Regulations Section 1.1502-76(b) or of a corresponding provision under the Laws of the applicable taxing jurisdiction; provided, further, that Tax items may be ratably allocated to the extent provided by and pursuant to the principles of Treasury Regulations Section 1.1502-76(b)(2)(ii). Any such allocation of Tax items shall initially be determined by Trident. To the extent that Athens NA or Fountain disagrees with such determination, the dispute shall be resolved pursuant to the provisions of Article XIII.

Section 11.5 Pre-Distribution Tax Attributes. In determining the amount of Taxes due and payable with regard to a Final Determination, each Party agrees to take any and all actions necessary or helpful, including but not limited to making elections or seeking allowances or group relief, in order to minimize the amount of Taxes that would otherwise be due and payable by a Party (or its Subsidiaries) as a result of such Final Determination.

Section 11.6 Other Agreements. Except with respect to the Trident 2007 Tax Sharing Agreement, and notwithstanding anything to the contrary in this Agreement, the responsibility of the Parties with respect to the Ancillary Agreements shall be determined in accordance with the Separation and Distribution Agreements.

Section 11.7 Amounts Received under Other Agreements. Any amounts received by Trident with respect to the CIT Tax Agreement are for the sole benefit of Trident and shall not be shared.

Section 11.8 Threshold Base Amount Report. On a quarterly basis or as otherwise agreed by the Parties, Trident shall prepare and deliver to the other Parties a schedule documenting the sum of all payments, Refunds or other amounts included in the most current determination of the Threshold Base Amount.

ARTICLE XII

DEFAULTED AMOUNTS

Section 12.1 General. In the event that one or more Parties defaults on its obligation to pay Distribution Taxes for which it is liable pursuant to Article V to another Party, then each non-defaulting Party shall be required to pay an equal portion of such Distribution Taxes to such other Party; provided, however, that no payment obligation shall exist under this Section 12.1 with respect to Distribution Taxes that are attributable to the Fault of one or more Parties; provided, further, that any payment of Distribution Taxes by a non-defaulting Party pursuant to this Section 12.1 shall in no way release the defaulting Party from its obligations to pay such Distribution Taxes and any non-defaulting Party may exercise any available legal remedies available against such defaulting Party; provided, further, that interest shall accrue on any such payment by a non-defaulting Party at a rate per annum equal to the then applicable Prime Rate plus four percent (4%), or the maximum legal rate, whichever is lower. In connection with the foregoing, it is expressly understood that any defaulting Party’s rights to any amounts to be received by such defaulting Party hereunder may be used via a right of offset to satisfy, in whole or in part, the obligations of such defaulting Party to pay the Distribution Taxes (and obligations for Assumed Trident Contingent Liabilities as such term is defined for purposes of the Separation and Distribution Agreement) that are borne by the non-defaulting Parties; such rights of offset shall be applied in favor of the non-defaulting Party or Parties in proportion to the additional amounts paid by any such non-defaulting Party or Parties.

Section 12.2 Subsidiary Funding. Without limitation of the Parties’ rights and obligations otherwise set forth in this Agreement and provided that no other Party has defaulted on any of its obligations pursuant to this Agreement, each Party agrees to provide or cause to be provided such funding as is necessary to ensure that its respective Subsidiaries are able to satisfy their respective Tax liabilities to a Taxing Authority that arise as a result of a Final Determination under Section 9.3 of this Agreement, including any such Tax liabilities that, upon default by a Party’s Subsidiary, may result in another Party’s Subsidiary paying or being required to pay the defaulted Tax liabilities to a Taxing Authority.

ARTICLE XIII

DISPUTE RESOLUTION

Section 13.1 Negotiation. In the event of a controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance, nonperformance, validity or breach of this Agreement or otherwise arising out of, or in any way related to this Agreement or the transactions contemplated hereby, including any claim based on contract, tort, statute or constitution (“Dispute”), the general counsels of the relevant Parties (or such other executive officers designated by the relevant Party) shall negotiate for a reasonable period of time to settle such Dispute; provided, however, that such reasonable period shall not, unless otherwise agreed by the relevant Parties in writing, exceed forty-five (45) days from the date of receipt by a party of written notice of such Dispute (“Dispute Notice”); provided, further, that in the event of any arbitration in accordance with Section 13.3 hereof, the relevant Parties shall not assert the defenses of statute of limitations and laches arising during the period beginning after the date of receipt of the Dispute Notice, and any contractual time period or deadline under this Agreement to which such Dispute relates occurring after the Dispute Notice is received shall not be deemed to have passed until such Dispute has been resolved. If the general counsels of the relevant Parties (or such other executive officers designated by the relevant Party) are unable to resolve the Dispute within forty-five (45) days from the receipt by a party (or Parties) of a Dispute Notice (or within a different period agreed to by the relevant Parties in writing), the Dispute shall be resolved in accordance with Section 13.2 or Section 13.3, as the case may be.

Section 13.2 Mediation. If, within forty-five (45) days after receipt by a Party of a Dispute Notice, the Parties have not succeeded in negotiating a resolution of the Dispute, the Parties agree to submit the Dispute at the earliest possible date to mediation conducted in accordance with the Commercial Mediation Rules of the American Arbitration Association (“AAA”), and to bear equally the costs of the mediation. The Parties agree to participate in good faith in the mediation and negotiations related thereto for a period of thirty (30) days or such longer period as they may mutually agree following the initial mediation session (the “Mediation Period”).

Section 13.3 Arbitration. If the Dispute has not been resolved for any reason after the Mediation Period, such Dispute shall be determined, at the request of any relevant Party, by arbitration conducted in New York City, in accordance with the then-existing Commercial Arbitration Rules of the AAA, except as modified herein (the “Rules”). There shall be three arbitrators. If there are only two Parties to the arbitration, each Party shall appoint one arbitrator within twenty (20) days of receipt by respondent of a copy of the demand for arbitration. The two Party-appointed arbitrators shall have twenty (20) days from the appointment of the second arbitrator to agree on a third arbitrator who shall chair the arbitral tribunal. If there are three Parties to the arbitration, such Parties shall each appoint one arbitrator within twenty (20) days of receipt by respondent of a copy of the demand for arbitration. Any arbitrator not timely appointed by the Parties under this Section 13.3 shall be appointed by the AAA in accordance with the listing, ranking and striking method in the Rules, and in any such procedure, each Party shall be given a limited number of strikes, excluding strikes for cause. Any controversy concerning whether a Dispute is arbitrable, whether arbitration has been waived, whether a Party to or assignee of this Agreement is bound to arbitrate, or as to the interpretation, applicability or enforceability of this Article XIII shall be determined by the arbitrators. In resolving any Dispute, the Parties intend that the arbitrators shall apply applicable Tax Laws and the substantive Laws of the State of New York, without regard to any choice of Law principles thereof that would mandate the application of the Laws of another jurisdiction. The Parties intend that the provisions to arbitrate set forth herein be valid, enforceable and irrevocable, and any award rendered by the arbitrators shall be final and binding on the Parties. The Parties agree to comply and cause the members of their applicable Group to comply with any award made in any such arbitration proceedings and agree to enforcement of or entry of judgment upon such award, in any court of competent jurisdiction, including but not limited to (a) the Supreme Court of the State of New York, New York County, or (b) the United States District Court for the Southern District of New York. The arbitrators shall be entitled, if appropriate, to award any remedy in such proceedings in accordance with the terms of this Agreement and applicable Law, including monetary damages, specific performance and all other forms of legal and equitable relief; provided, however, the arbitrators shall not be entitled to award punitive, exemplary, treble or any other form of non-compensatory damages unless in connection with indemnification for a third-party claim (and in such a case, only to the extent awarded in such third-party claim).

Section 13.4 Arbitration with Respect to Monetary Damages. In the event the Dispute involves (a) valuation of a liability under this Agreement, (b) an amount in controversy in a Dispute, or (c) an amount of damages following a determination of liability, the arbitration shall proceed in the following manner: Each Party shall submit to the arbitrators and exchange with each other, on a schedule to be determined by the arbitrators, a proposed valuation, amount or damages, as the case may be, together with a statement, including all supporting documents or other evidence upon which it relies, setting forth such Party’s explanation as to why its proposal is reasonable and appropriate. The arbitrators, within fifteen (15) days of receiving such proposals and supporting documents, shall choose between the proposals and shall be limited to awarding only one of the proposals submitted.

Section 13.5 Arbitration Period. Any arbitration proceeding shall be concluded in a maximum of six (6) months from the commencement of the arbitration. The Parties involved in the proceeding may agree in writing to extend the arbitration period if necessary to appropriately resolve the Dispute.

Section 13.6 Treatment of Negotiations, Mediation, and Arbitration. Without limiting the provisions of the Rules, unless otherwise agreed in writing by or among the relevant Parties or permitted by this Agreement, the relevant Parties shall keep, and shall cause the members of their applicable Group to keep, confidential all matters relating to any negotiation, mediation, conference, arbitration, discussion, or arbitration award pursuant to this Article XIII, and any such negotiation, mediation, conference, arbitration, or discussion shall be treated as compromise and settlement negotiations for purposes of Rule 408 of the Federal Rules of Evidence and comparable state rules; provided, however, that such matters may be disclosed (i) to the extent reasonably necessary in any proceeding brought to enforce the award or for entry of a judgment upon the award and (ii) to the extent otherwise required by Law or stock exchange. Nothing said or disclosed, nor any document produced, in the course of any negotiations, conferences, and discussions that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future arbitration. Nothing contained herein is intended to or shall be construed to prevent any Party from applying to any court of competent jurisdiction for interim measures or other provisional relief in connection with the subject matter of any Disputes. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the Parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitral tribunal’s orders to that effect.

Section 13.7 Continuity of Service and Performance. Unless otherwise agreed in writing, the Parties will continue to provide service and honor all other commitments under this Agreement and each Ancillary Agreement during the course of dispute resolution pursuant to the provisions of this Article XIII with respect to all matters not subject to such dispute resolution.

Section 13.8 Costs. Except as otherwise may be provided in this Agreement, the costs of any arbitration pursuant to this Article XIII shall be borne by the losing Party or Parties in such proportion as the arbitrator or arbitrators determine based on the facts and circumstances.

Section 13.9 Consolidation. The arbitrators may consolidate an arbitration under this Agreement with any arbitration arising under or relating to the Ancillary Agreements or any other agreement between the Parties entered into pursuant hereto, as the case may be, if the subject of the Disputes thereunder arise out of or relate essentially to the same set of facts or transactions. Such consolidated arbitration shall be determined by the arbitrator appointed for the arbitration proceeding that was commenced first in time.

ARTICLE XIV

MISCELLANEOUS

Section 14.1 Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Parties. For purposes of this Agreement, facsimile signatures shall be deemed originals.

Section 14.2 Survival. Except as otherwise contemplated by this Agreement or any Ancillary Agreement, all covenants and agreements of the Parties contained in this Agreement and each Ancillary Agreement shall survive the Distribution Date and remain in full force and effect in accordance with their applicable terms; provided, however, that all indemnification for Taxes shall survive until ninety (90) days following the expiration of the applicable statute of limitations (taking into account all extensions thereof), if any, of the Tax that gave rise to the indemnification; provided, further, that, in the event that notice for indemnification has been given within the applicable survival period, such indemnification shall survive until such time as such claim is finally resolved.

Section 14.3 Notices. All notices, requests, claims, demands, and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile with receipt confirmed (followed by delivery of an original via overnight courier service), or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 14.3):

To Trident:

Tyco International Ltd.

c/o Tyco International Management Co.

9 Roszel Road

Princeton, New Jersey 08540

Attn:     General Counsel

Facsimile: (609) 720-4208

To Fountain:

Pentair, Inc.

5500 Wayzata Boulevard, Suite 800

Golden Valley, Minnesota

Attn:     Angela D. Lageson

Facsimile: (763) 656-5403

with copies to (which shall not constitute notice):

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attn:     Stephen L. Gordon

Facsimile: (212) 474-3700

and to:

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

Attn:     Benjamin F. Garmer, III

Facsimile: (414) 297-4900

To Athens NA:

The ADT Corporation

One Town Center Road

Boca Raton, Florida 33486

Attn:     General Counsel

Facsimile: (            )         -

Section 14.4 Waivers and Consents. The failure of any Party to require strict performance by any other Party of any provision in this Agreement will not waive or diminish that Party’s right to demand strict performance thereafter of that or any other provision hereof. Any consent required or permitted to be given by any Party to the other Parties under this Agreement shall be in writing and signed by the Party giving such consent and shall be effective only against such Party (and its Group).

Section 14.5 Amendments. Subject to the terms of Section 14.8, this Agreement may not be modified or amended except by an agreement in writing signed by each of the Parties.

Section 14.6 Assignment. Except as otherwise provided for in this Agreement, this Agreement shall not be assignable, in whole or in part, directly or indirectly, by any Party without the prior written consent of the other Parties (not to be unreasonably withheld or delayed), and any attempt to assign any rights or obligations arising under this Agreement without such consent shall be void; provided, however, that a Party may assign this Agreement in connection with a merger transaction in which such Party is not the surviving entity or the sale by such Party of all or substantially all of its Assets; provided, further, that the surviving entity of such merger or the transferee of such Assets shall agree in writing, reasonably satisfactory to the other Parties, to be bound by the terms of this Agreement as if named as a “Party” hereto.

Section 14.7 Successors and Assigns. The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties and their respective successors and permitted transferees and assigns; provided, however, that in no event shall a Party’s right to vote on a matter set forth herein be construed to permit any duplication of a Party’s vote by a successor, assignee, or other transferee. The Parties acknowledge that it is their intention to permit no more than three (3) parties to vote on any matter set forth herein.

Section 14.8 Certain Termination and Amendment Rights. This Agreement may not be terminated except by written consent of each of the Parties.

Section 14.9 No Circumvention. The Parties agree not to directly or indirectly take any actions, act in concert with any Person who takes an action, or cause or allow any member of any such Party’s Group to take any actions (including the failure to take a reasonable action) such that the resulting effect is to materially undermine the effectiveness of any of the provisions of this Agreement, the Separation and Distribution Agreements or any Ancillary Agreement (including adversely affecting the rights or ability of any Party to successfully pursue indemnification or payment pursuant to the provisions of this Agreement).

Section 14.10 Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any entity that becomes a Subsidiary of such Party on and after the Distribution Date.

Section 14.11 Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties and should not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

Section 14.12 Title and Headings. Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 14.13 Exhibits and Schedules. The Exhibits and Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Nothing in the Exhibits or Schedules constitutes an admission of any liability or obligation of any member of the Athens North American R/SB Group, Fountain Group or Trident Group or any of their respective Affiliates to any third party, nor, with respect to any third party, an admission against the interests of any member of the Athens NA Group, Fountain Group or Trident Group or any of their respective Affiliates.

Section 14.14 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

Section 14.15 Consent to Jurisdiction. Subject to the provisions of Article XIII, each of the Parties irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York (the “New York Courts”), for the purposes of any suit, action, or other proceeding to compel arbitration or for provisional relief in aid of arbitration in accordance with Article XIII or to prevent irreparable harm, and to the non-exclusive jurisdiction of the New York Courts for the enforcement of any award issued thereunder. Each of the Parties further agrees that service of any process, summons, notice, or document by U.S. registered mail to such Party’s respective address set forth above shall be effective service of process for any action, suit, or proceeding in the New York Courts with respect to any matters to which it has submitted to jurisdiction in this Section 14.15. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit, or proceeding arising out of this Agreement or the transactions contemplated hereby in the New York Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 14.16 Specific Performance. The Parties agree that irreparable damage would occur in the event that the provisions of this Agreement were not performed in accordance with their specific terms. Accordingly, it is hereby agreed that the Parties shall be entitled to an injunction or injunctions to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

Section 14.17 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14.17.

Section 14.18 Force Majeure. No Party (or any Person acting on its behalf) shall have any liability or responsibility for failure to fulfill any obligation (other than a payment obligation) under this Agreement so long as and to the extent to which the fulfillment of such obligation is prevented, frustrated, hindered, or delayed as a consequence of circumstances of Force Majeure. A Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event: (a) notify the other applicable Parties of the nature and extent of any such Force Majeure condition and (b) use due diligence to remove any such causes and resume performance under this Agreement as soon as feasible.

Section 14.19 Complete Agreement; Construction. This Agreement, including the Exhibits and Schedules, and the Ancillary Agreements shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments, course of dealings and writings with respect to such subject matter. The Parties have participated jointly in the negotiation and drafting of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

Section 14.20 Changes in Law.

(a) Any reference to a provision of the Code, Treasury Regulations, or a Law of another jurisdiction shall include a reference to any applicable successor provision or Law.

(b) If, due to any change in applicable Law or regulations or their interpretation by any court of Law or other governing body having jurisdiction subsequent to the date hereof, performance of any provision of this Agreement or any transaction contemplated hereby shall become impracticable or impossible, the Parties hereto shall use their commercially reasonable best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such provision.

(c) To the extent any provision of this Agreement references an effective Tax rate, such rate shall be adjusted to the extent of, and with concurrent effective date as, any change in such Tax rate under applicable Law.

Section 14.21 Authority. Each of the Parties hereto represents to each of the other Parties that (a) it has the corporate power (corporate or otherwise) and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary corporate or other action, (c) it has duly and validly executed and delivered this Agreement, and (d) this Agreement is a legal, valid, and binding obligation, enforceable against it in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws affecting creditors’ rights generally and general equity principles.

Section 14.22 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal, or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provision hereof. The Parties shall engage in good faith negotiations to replace any provision that is declared invalid, illegal, or unenforceable with a valid, legal, and enforceable provision, the economic effect of which comes as close as possible to that of the invalid, illegal, or unenforceable provision which it replaces.

Section 14.23 Tax Sharing Agreements. All Tax sharing, indemnification and similar agreements, written or unwritten, as between any of the Parties or their respective Subsidiaries, on the one hand, and any other Party or its respective Subsidiaries, on the other hand (other than this Agreement or in any other Ancillary Agreement), shall be or shall have been terminated as of the Distribution Date and, after the Distribution Date, none of such Parties (or their Subsidiaries) to any such Tax sharing, indemnification or similar agreement shall have any further rights or obligations under any such agreement.

Section 14.24 Exclusivity. Except as specifically set forth in the Separation and Distribution Agreements or any Ancillary Agreement, all matters related to Taxes or Tax Returns of the Parties and their respective Subsidiaries shall be governed exclusively by this Agreement. In the event of a conflict between this Agreement, the Separation and Distribution Agreements or any Ancillary Agreement with respect to such matters, this Agreement shall govern and control.

Section 14.25 No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation, or recovery with respect to any matter arising out of the same facts and circumstances.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed the day and year first above written.

TYCO INTERNATIONAL LTD.
By:
Name:
Title:	Vice President and Secretary
THE ADT CORPORATION
By:
Name:
Title:	Vice President and Assistant Secretary
TYCO FLOW CONTROL INTERNATIONAL LTD.
By:
Name:
Title:	Vice President and Assistant Secretary

SIGNATURE PAGE TO TAX SHARING AGREEMENT

ANNEX D

March 27, 2012

Board of Directors

Pentair, Inc.

5500 Wayzata Boulevard

Suite 800

Golden Valley, Minnesota 55416

Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank” or “we”) has acted as financial advisor to Pentair, Inc. (the “Company”) in connection with the Agreement and Plan of Merger, dated as of March 27, 2012 (the “Merger Agreement”), by and among the Company, Tyco International Ltd. (“Tyco International”), Tyco Flow Control International Ltd. (the “Parent”), Panthro Acquisition Co., a subsidiary of Parent (“AcquisitionCo”), and Panthro Merger Sub, Inc., a subsidiary of AcquisitionCo (the “Merger Sub”), which provides, among other things, for the merger of Merger Sub with and into the Company, as a result of which the Company will become a wholly owned subsidiary of AcquisitionCo (the “Merger”). As set forth more fully in the Merger Agreement, as a result of the Merger, each outstanding share of common stock of the Company, par value $0.16 2/3 per share (such common stock, the “Company Common Stock), other than shares held by Parent or any subsidiary of the Company, will be converted into the right to receive one share of common stock of the Parent, nominal value CHF 0.50 per share (such common stock, the “Parent Common Stock”), which we understand as a result of the distribution ratio be applied in the Distribution (as defined below) will result in the fully diluted Parent Common Stock at the effective time of the Merger being held approximately 47.5% by the former stockholders of the Company and 52.5% by the stockholders of Parent (the “Exchange Ratio”). Prior to the effective time of the Merger, Tyco International shall, pursuant to the Separation and Distribution Agreement, dated as of March 27, 2012 by and between Tyco International, Parent, and The ADT Corporation (the “Separation Agreement”), distribute or cause to be distributed all of the issued and outstanding shares of Parent Common Stock on a pro rata basis (the “Distribution”) to the holders of the outstanding common stock of Tyco International or to Parent as treasury shares, all as more fully described in the Separation Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement. Capitalized terms used herein but not defined shall have the means ascribed to such terms in the Merger Agreement.

You have requested our opinion, as investment bankers, as to the fairness of the Exchange Ratio from a financial point of view to the holders of the outstanding shares of Company Common Stock, other than Parent and any subsidiary of the Company.

In connection with our role as financial advisor to the Company, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company and Parent, certain internal analyses, financial forecasts and other information relating to the Company prepared by management of the Company. We have also held discussions with members of the senior managements of the Company and Parent regarding the Company and Parent, respectively, and the prospects of the two companies and the joint prospects of a combined company. In addition, we have (i) reviewed the reported prices and trading activity for the Company Common Stock, (ii) compared certain financial and stock market information for the Company and Parent with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed, to the extent publicly available, the financial terms of certain recent business combinations which we deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement and certain related documents, including the Separation Agreement and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

Board of Directors of Pentair, Inc.

March 27, 2012

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Company or Parent, including, without limitation, any financial information considered in connection with the rendering of our opinion, information relating to certain contingent tax liabilities or information relating to potential synergies of the Merger, including, without limitation, tax benefits of redomiciliation of the Company after the Merger. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of the Company or Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company or Parent under any state, federal, foreign or other law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to us and used in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Merger will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis. We also have assumed, with your knowledge and permission, that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its other advisors with respect to such issues.

This opinion has been approved and authorized for issuance by our fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors of the Company in connection with and for the purpose of its evaluation of the Merger. This opinion is limited to the fairness, from a financial point of view of the Exchange Ratio to the holders of the Company Common Stock, other than Parent and any subsidiary of the Company. This opinion does not address any other terms of the Transaction or the Merger Agreement. You have not asked us to, and our opinion does not, address the fairness of the Merger, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Merger. We express no opinion as to the merits of the underlying decision by the Company to engage in the Merger or the relative merits of the Merger as compared to any alternative transactions or business strategies. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors, or employees of any of the parties to the Merger, or any class of such persons, in connection with the Merger relative to the Exchange Ratio to be received by the holders of the Company Common Stock. We do not express an opinion, and this opinion does not constitute a recommendation, as to how any holder of shares of Company Common Stock should vote with respect to the Merger. This opinion does not in any manner address the prices at which the Company Common Stock, the Parent Common Stock or other securities of the Company or Parent, respectively, will trade following the announcement or consummation of the Transaction.

Board of Directors of Pentair, Inc.

March 27, 2012

We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or part of the Company, nor were we requested to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative transactions or business strategies.

We will be paid a fee for our services as financial advisor to the Company in connection with the Merger, a portion of which becomes payable upon delivery of this opinion (or would have become payable if we had advised the Board of Directors that we were unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Merger. The Company has also agreed to reimburse us for our expenses, and to indemnify us against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Tyco International and the Company or their respective affiliates for which they have received, and in the future may receive, compensation, including (i) having served as sole financial advisor to Tyco International in the sale of 51% of its electrical and metal products business to Clayton Dubilier & Rice in 2010 and serving as joint bookrunner on a senior notes offering and co-arranger for an asset based facility in connection therewith (ii) lender to Tyco International of $47.5 million under a revolving credit facility which closed in 2011 and (iii) provider of certain global transaction banking and global markets services. DB Group may also provide investment and commercial banking services to Tyco International, Parent, and the Company in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, the Company and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is our opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock, other than Parent and any subsidiary of the Company.

Very truly yours,

/S/ DEUTSCHE BANK SECURITIES INC.
DEUTSCHE BANK SECURITIES INC.

ANNEX E

Greenhill & Co., LLC

300 Park Avenue

New York, NY 10022

(212) 389-1500

(212) 389-1700 Fax

Greenhill

March 27, 2012

Board of Directors

Pentair, Inc.

5500 Wayzata Boulevard

Suite 800

Golden Valley, Minnesota 55416

Members of the Board of Directors:

We understand that Pentair, Inc. (the “Company”), Tyco International, Ltd. (“Parent”), Tyco Flow Control International Ltd. (“Spinco”), Panthro Acquisition Co., a wholly-owned subsidiary of Spinco (“AcquisitionCo”), and Panthro Merger Sub, Inc., a wholly-owned subsidiary of AcquisitionCo (“Merger Subsidiary”) propose to enter into a Merger Agreement (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Subsidiary with and into the Company, as a result of which the Company will become an indirect, wholly-owned subsidiary of Spinco. In the Merger, each issued and outstanding share of common stock, par value $0.16 2/3 per share, of the Company (the “Common Stock”), other than shares of Common Stock not entitled to receive the Merger Consideration (as defined in the Merger Agreement), in accordance with the terms of the Merger Agreement, shall be converted into the right to receive one share of common stock, nominal value CHF 0.50 per share of Spinco (“Spinco Common Shares”), which we understand as a result of the distribution ratio to be applied in the Distribution (as defined below), will result in the fully diluted Parent Common Stock at the effective time of the Merger being held approximately 47.5% by the former stockholders of the Company and 52.5% by the stockholders of Parent (the “Exchange Ratio”). It is a condition precedent to the Merger that the distribution (the “Distribution”) of Spinco Common Shares be consummated in accordance with a Separation and Distribution Agreement expected to be entered into among Parent and certain of its subsidiaries concurrently with the Merger Agreement (the “Separation Agreement”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Common Stock, other than Spinco and any subsidiary of the Company. We have not been requested to opine as to, and our opinion does not in any manner address the underlying business decision to proceed with or effect the Merger.

For purposes of the opinion set forth herein, we have:

1.	reviewed the draft of the Merger Agreement dated as of March 27, 2012 and certain related documents, including a draft dated as of March 27, 2012 of the Separation Agreement;

2.	reviewed certain publicly available financial statements of the Company, Spinco and Parent;

3.	reviewed certain other publicly available business and financial information relating to the Company, Spinco and Parent that we deemed relevant;

4.	reviewed certain information, including financial forecasts and other financial and operating data concerning the Company and Spinco, prepared by the management of the Company;

5.	discussed the past and present operations and financial condition and the prospects of the Company and Spinco with senior executives of the Company;

6.	reviewed certain information regarding the amount and timing of potential cost efficiencies expected to result from the Merger (“Synergies”) prepared by management of the Company;

7.	reviewed the historical market prices and trading activity for the Common Stock and analyzed its implied valuation multiples;

8.	compared the Exchange Ratio with exchange ratios implied by consideration received in certain publicly available transactions that we deemed relevant;

9.	compared the Exchange Ratio with exchange ratios implied by the trading valuations of certain publicly traded companies that we deemed relevant;

10.	compared relative contribution of the Company to the pro forma combined company based on a number of metrics that we deemed relevant;

11.	compared the Exchange Ratio to implied exchange ratios derived by discounting future cash flows and a terminal value of the Company and Spinco at discount rates we deemed appropriate; and

12.	performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to us by representatives and management of the Company (including, without limitation, any financial information considered in connection with the rendering of our opinion, information relating to certain contingent tax liabilities of Spinco or information relating to expected Synergies, including, without limitation, expected tax benefits of redomiciliation of the Company after the Merger) for the purposes of this opinion and have further relied upon the assurances of the representatives and management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to Synergies, the financial forecasts and projections and other data that have been furnished or otherwise provided to us, we have assumed that such Synergies, projections and data were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company as to those matters, and with your consent we have relied upon such forecasts and data in arriving at our opinion. We express no opinion with respect to such Synergies, projections and data or the assumptions upon which they are based. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or Spinco, nor have we been furnished with any such appraisals. We have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We have assumed that the Merger will be consummated in accordance with the terms set forth in the final, executed Merger Agreement, which we have further assumed will be identical in all material respects to the latest draft thereof we have reviewed, and without waiver of any material terms or conditions set forth in the Merger Agreement. We have further assumed that all material governmental, regulatory and other consents and approvals necessary for the consummation of the Merger will be obtained without any effect on the Company, Spinco, the Merger or the contemplated benefits of the Merger meaningful to our analysis. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.

We were not requested to and did not provide advice concerning the transaction, including without limitation the structure and the specific amount of consideration, or to provide services other than the delivery of this opinion. We were not requested to and did not solicit any expressions of interest from any other parties with respect to the sale of the Company or any other alternative transaction. We did not participate in the negotiations with respect to the terms of the Merger. No opinion is expressed as to whether any alternative transaction might produce consideration for the Company in an amount in excess of that contemplated in the Merger.

We have acted as financial advisor to the Board of Directors (the “Board”) of the Company in connection with the Merger and will receive a fee for rendering this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this opinion we have not been engaged by, performed any services for or received any compensation from the Company or any other parties to the Merger Agreement (other than any amounts that were paid to us under the letter agreement pursuant to which we were retained as a financial advisor to the Company in connection with the Merger).

It is understood that this letter is for the information of the Board and is rendered to the Board in connection with their consideration of the Merger and may not be used for any other purpose without our prior written consent, except that this opinion may, if required by law, be included in its entirety in any proxy or other information statement or registration statement to be mailed to the stockholders of the Company in connection with the Merger. We are not expressing an opinion as to any aspect of the Merger, other than the fairness to the holders of Common Stock, other than Spinco and any subsidiaries of the Company, of the Exchange Ratio from a financial point of view. In particular, we express no opinion as to the prices at which the Spinco Common Shares will trade at any future time. We express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Company, or any class of such persons relative to the consideration to be received by the holders of the Common Stock of the Company in the Merger or with respect to the fairness of any such compensation. This opinion has been approved by our fairness committee. This opinion is not intended to be and does not constitute a recommendation to the members of the Board of Directors as to whether they should approve the Merger or the Merger Agreement, nor does it constitute a recommendation as to whether the stockholders of the Company should approve the Merger at any meeting of the stockholders convened in connection with the Merger.

Based on and subject to the foregoing, including the limitations and assumptions set forth herein, we are of the opinion that as of the date hereof the Exchange Ratio is fair, from a financial point of view, to the holders of Common Stock, other than Spinco and any subsidiaries of the Company.

Very best regards,
GREENHILL & CO., LLC

By:	/s/ Douglas Jackson
Douglas Jackson
Managing Director

ANNEX F

Deutsche Übersetzung der	English translation of the

GEÄNDERTEN UND BERICHTIGTEN STATUTEN der Pentair Ltd. (die “Gesellschaft”)	AMENDED AND RESTATED ARTICLES OF ASSOCIATION of Pentair Ltd. (the “Company”)

Artikel 1 Firma, Sitz und Dauer der Gesellschaft	Article 1 Corporate Name, Registered Office and Duration

Unter der Firma Pentair Ltd. (Pentair AG) (Pentair SA) besteht eine Aktiengesellschaft gemäss Art. 620 ff. OR mit Sitz in Schaffhausen, Schweiz. Die Dauer der Gesellschaft ist unbeschränkt.

Under the corporate name

Pentair Ltd.

(Pentair AG)

(Pentair SA)

a corporation exists pursuant to art. 620 et seq. of the Swiss Code of Obligations having its registered office in Schaffhausen, Switzerland. The duration of the Company is unlimited.

Artikel 2 Zweck	Article 2 Purpose

(1) Zweck der Gesellschaft ist der Erwerb, das Halten, die Verwaltung, die Verwertung und der Verkauf, ob direkt oder indirekt, von Beteiligungen an Industrie- und Handelsunternehmen in der Schweiz und im Ausland. Die Gesellschaft kann direkt oder indirekt Liegenschaften, Patente, Schutzmarken, technisches und industrielles Know-How und andere immaterielle Rechte und Immaterialgüterrechte erwerben, halten, bewirtschaften, belasten, verwerten und verkaufen und darf zudem technische und administrative Beratungsdienstleistungen anbieten.	(1) The business purpose of the Company is to acquire, hold, manage, exploit and sell, whether directly or indirectly, participations in industrial and commercial businesses, whether in Switzerland or abroad. The Company may acquire, hold, manage, mortgage, exploit and sell, whether directly or indirectly, real estate, patents, trademarks, technical and industrial know how, and other intangible and intellectual property rights, and may provide technical and administrative consultancy services.

(2) Die Gesellschaft kann alle Geschäfte tätigen und Massnahmen treffen, die geeignet scheinen, den Zweck der Gesellschaft zu fördern oder mit dem Zweck im Zusammenhang stehen, einschliesslich (ohne abschliessende Wirkung) aller Transaktionen oder anderer Massnahmen, um Finanzierungen erhältlich zu machen oder zu gewähren, sei dies gruppenintern oder mit Bezug auf Drittparteien.	(2) The Company may engage in all types of transactions and may take all measures that appear appropriate to promote the purpose of the Company or that are related thereto, including without limitation transactions or other measures for the purpose of obtaining or extending intercompany or third party financing.

Artikel 3 Aktienkapital		Article 3 Share Capital

(1)	Das Aktienkapital der Gesellschaft beträgt CHF [—] und ist eingeteilt in [—] Namenaktien im Nennwert von CHF 0.50 je Aktie. Das Aktienkapital ist vollständig liberiert.	(1)	The share capital of the Company amounts to CHF [—] and is divided into [—] registered shares with a nominal value of CHF 0.50 per share. The share capital is fully paid up.

F-1

(2)	Auf Beschluss der Generalversammlung können jederzeit Namenaktien in Inhaberaktien und Inhaberaktien in Namenaktien umgewandelt werden.	(2)	Upon resolution of the General Meeting of Shareholders, registered shares may be converted into bearer shares and bearer shares may be converted into registered shares, at any time.

Artikel 4 Genehmigtes Aktienkapital		Article 4 Authorized Share Capital

(1)	Der Verwaltungsrat ist ermächtigt, das Aktienkapital in einem oder mehreren Schritten bis zum [—] im Maximalbetrag von CHF [—] durch Ausgabe von höchstens [—] vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 0.50 je Aktie zu erhöhen. Ohne Einschränkung des Vorstehenden sind Kapitalerhöhungen durch Festübernahmen und/oder in Teilbeträgen zulässig.	(1)	The Board of Directors is authorized to increase the share capital, in one or several steps until [—], by a maximum amount of CHF [—] by issuing a maximum of [—] fully paid up registered shares with a par value of CHF 0.50 each. Without limitation to the generality of the foregoing, increases of the share capital through underwritten offerings and/or in partial amounts are permitted.

(2)	Der Verwaltungsrat bestimmt den Zeitpunkt der Ausgabe, den Ausgabepreis, die Art der Liberierung, den Zeitpunkt der Dividendenberechtigung, die Bedingungen für die Ausübung der Bezugsrechte sowie die Zuteilung der nicht ausgeübten Bezugsrechte. Der Verwaltungsrat kann eingeräumte jedoch nicht ausgeübte Bezugsrechte verfallen lassen, er kann diese (oder die entsprechenden Aktien) zu marktüblichen Konditionen platzieren oder anderweitig im Interesse der Gesellschaft nutzen.	(2)	The Board of Directors shall determine the time of the issuance, the issue price, the manner in which the new shares have to be paid up, the date from which the shares carry the right to dividends, the conditions for the exercise of the preemptive rights and the allotment of preemptive rights that have not been exercised. The Board of Directors may allow the preemptive rights that have not been exercised to expire, or it may place such rights or shares, the preemptive rights of which have not been exercised, at market conditions or use them otherwise in the interest of the Company.

(3)	Der Verwaltungsrat ist ermächtigt, Bezugsrechte der Aktionäre auszuschliessen oder zu limitieren und diese einzelnen Aktionären oder Dritten zuzuweisen:	(3)	The Board of Directors is authorized to withdraw or limit the preemptive rights of the shareholders and to allot them to individual shareholders or to third parties:

	(a) wenn der Ausgabepreis der neuen Aktien unter Berücksichtigung des Marktpreises festgesetzt wird; oder		(a) if the issue price of the new shares is determined by reference to the market price; or

	(b) für den Erwerb von Unternehmen, Unternehmensteilen oder Beteiligungen, oder für die Finanzierung oder Refinanzierung solcher Transaktionen, oder für die Finanzierung von neuen Investitionsvorhaben der Gesellschaft; oder		(b) for the acquisition of an enterprise, part(s) of an enterprise or participations, or for the financing or refinancing of any of such transactions, or for the financing of new investment plans of the Company; or

	(c) zur Erweiterung des Aktionariats der Gesellschaft in gewissen Finanz- oder Kapitalmärkten, zum Zwecke der Beteiligung von strategischen Partnern, oder im Zusammenhang mit der Kotierung von neuen Aktien an in- und ausländischen Börsen; oder		(c) for purposes of broadening the shareholder constituency of the Company in certain financial or capital markets, for purposes of the participation of strategic partners, or in connection with the listing of new shares on domestic or foreign stock exchanges; or

F-2

	(d)	zur Gewährung einer Mehrzuteilungsoption (einschliesslich bezüglich wandelbarer Wertpapiere, wie z.B. Wandelanleihen oder anderen) (Greenshoe) in der Höhe von bis zu 20% der gesamten Anzahl Aktien im Rahmen einer Platzierung oder eines Verkaufs von Aktien an den oder die jeweiligen Ersterwerber oder Underwriter(s); oder		(d)	for purposes of granting an over-allotment option (including options with respect to any security convertible into shares, such as convertible debt securities or otherwise) (Greenshoe) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

	(e)	für die Beteiligung von Mitgliedern des Verwaltungsrates oder der Geschäftsleitung, Mitarbeitern, Beauftragten, Beratern oder anderen Personen, die zugunsten der Gesellschaft oder einer Tochtergesellschaft oder einer verbundenen Gesellschaft Dienstleistungen erbringen; oder		(e)	for the participation of members of the Board of Directors, members of the executive management, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its subsidiaries or affiliates; or

	(f)	(i) wenn eine Person wirtschaftlich Berechtigte (wie in Artikel 29 definiert) an mehr als 10% des im Handelsregister eingetragenen Aktienkapitals wird und nach Kenntnis des Verwaltungsrates in diesem Umfang wirtschaftlich Berechtigter bleibt, ohne den übrigen Aktionären ein vom Verwaltungsrat empfohlenes Übernahmeangebot unterbreitet zu haben, oder (ii) im Hinblick auf die Abwehr eines gegenwärtigen, angedrohten oder möglichen Übernahmeangebots, welches vom Verwaltungsrat nach Konsultation eines von ihm mandatierten unabhängigen Finanzberaters den Aktionären nicht zur Annahme empfohlen worden ist, weil der Verwaltungsrat nicht der Ansicht war, dass das Übernahmeangebot gegenüber den Aktionären als fair anzusehen ist.		(f)	(i) following a person becoming, and for so long as to the knowledge of the Board of Directors such person remains, a Beneficial Owner (as defined in Article 29) of shares in excess of 10% of the share capital registered in the commercial register without having submitted to the other shareholders a takeover offer that is recommended by the Board of Directors, or (ii) for the defense of an actual, threatened or potential takeover bid, in relation to which the Board of Directors, upon consultation with an independent financial adviser retained by it, has not recommended to the shareholders acceptance on the basis that the Board of Directors has not found the takeover bid to be fair to the shareholders.

(4)	Der Erwerb von Namenaktien aus genehmigtem Kapital sowie sämtliche weiteren Übertragungen von Namenaktien unterliegen den Eintragungsbeschränkung gemäss Artikel 7 der Statuten.		(4)	The acquisition of registered shares out of authorized share capital and any further transfers of registered shares shall be subject to the restrictions specified in Article 7 of these Articles of Association.

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Artikel 5 Bedingtes Aktienkapital			Article 5 Conditional Share Capital

(1)	Das Aktienkapital der Gesellschaft wird erhöht:		(1)	The share capital of the Company shall be increased by:

	(a)	im Maximalbetrag von CHF [—] durch Ausgabe von höchstens [—] vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 0.50 je Aktie durch die Ausübung von Wandel-, Options-, Tausch-, Warrant-, oder ähnlichen Rechten, welche Dritten oder Aktionären in Verbindung mit Anleihensobligationen (inklusive Wandel- und Optionsanleihen), Schuldscheinen, Optionen, Warrants oder anderen Finanzmarktinstrumenten, welche durch die Gesellschaft oder eine ihrer Tochtergesellschaften auf nationalen oder internationalen Kapitalmärkten gemäss neuer oder bereits bestehender vertraglicher Verpflichtungen der Gesellschaft, einer ihrer Tochtergesellschaften oder einer ihrer Rechtsvorgänger begegeben oder eingegangen wurden oder werden (nachfolgend die “mit Rechten verbundenen Obligationen”); und/oder		(a)	an amount not exceeding CHF [—] through the issue of a maximum of [—] fully paid up registered shares, each with a nominal value of CHF 0.50, upon the exercise of conversion, option, exchange, warrant or similar rights for the subscription of shares granted to third parties or shareholders in connection with bonds (including convertible bonds and bonds with options), notes, options, warrants or other securities issued or to be issued by the Company or by subsidiaries of the Company in national or international capital markets or pursuant to new or already existing contractual obligations by or of the Company, one of its subsidiaries or any of their respective predecessors (hereinafter the “Rights Bearing Obligations”); and/or

	(b)	im Maximalbetrag von CHF [—] durch Ausgabe von höchstens [—] vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 0.50 je Aktie durch die Ausübung von Rechten aus mit Rechten verbundenden Obligationen, welche an Mitglieder des Verwaltungsrats oder der Geschäftsleitung, Arbeitnehmer, Beauftragte, Berater oder andere Personen, welche für die Gesellschaft, deren Tochtergesellschaft oder verbundene Gesellschaften Dienstleistungen erbringen, gewährt wurden oder werden.		(b)	an amount not exceeding CHF [—] through the issue of a maximum of [—] fully paid up registered shares, each with a nominal value of CHF 0.50 upon the exercise of rights related to Rights-Bearing Obligations granted to members of the Board of Directors, members of the executive management, employees, contractors, consultants or other persons providing services for the benefit of the Company or its subsidiaries or affiliates.

(2)	Das Bezugsrecht der Aktionäre bezüglich der Aktien, welche gemäss Artikel 5 Absatz 1 ausgegeben werden, ist ausgeschlossen. Die Inhaber der mit Rechten verbundenen Obligationen, welche gemäss Artikel 5 Absatz 1 Buchstabe a ausgegeben worden sind, sind berechtigt, neue Aktien frei von jeglichen Bezugsrechten durch Wandel, Tausch oder Ausübung dieser mit Obligationen verbundenen Rechte zu beziehen. Der Verwaltungsrat legt die Ausgabekonditionen für die mit Rechten verbundenen Obligationen fest, inklusive die Bedingungen für die Wandlung, die Option, den Tausch, den Warrant oder ähnliche Rechte. Mit Rechten verbundene Obligationen gemäss Artikel 5		(2)	Shareholders’ pre-emptive rights are excluded in connection with the issuance of any shares pursuant to para. 1 of this Article 5. The holders of Rights-Bearing Obligations issued pursuant to para. 1(a) of this Article 5 shall be entitled to receive free of any preemptive rights the new shares issued upon conversion, exchange or exercise of such Rights-Bearing Obligations. The Board of Directors shall determine the issue conditions for the Rights-Bearing Obligations, including the conditions for the conversion, option, exchange, warrant or similar rights. Rights-Bearing Obligations issued to para 1(b) of this Article 5 shall be issued to any of the persons referred to in such paragraph in accordance

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	Absatz 1 Buchstabe b werden an die in dieser Bestimmung genannten Personen ausgegeben gemäss einem oder mehreren Beteiligungs-, Incentivierungs- oder ähnlichen Plänen. Mit Rechten verbundene Obligationen gemäss Artikel 5 Absatz 1 Buchstabe b und Aktien nach Ausübung solcher Rechte können unter dem aktuellen Marktpreis ausgegeben werden. Der Verwaltungsrat bestimmt die genauen Ausgabekonditionen, inklusive den Ausgabepreis und den Umwandlungs- oder den Ausübungspreis solcher mit Rechten verbundenen Obligationen.		with one or more benefit, incentive or similar plans of the Company. Any Rights-Bearing Obligations issued in accordance with para. 1(b) of this Article 5 and any shares issued upon the exercise thereof may be issued at a price below the then current market price of such security. The Board of Directors shall specify the precise conditions of issue including the issue price and the conversion or exercise price of such Rights-Bearing Obligations.

(3)	Die Vorwegzeichnungsrechte der Aktionäre bei der Ausgabe von mit Rechten verbundenen Obligationen gemäss diesem Artikel 5 Absatz 1 Buchstabe a können durch Beschluss des Verwaltungsrates eingeschränkt oder ausgeschlossen werden, (i) wenn die Ausgabe zum Zwecke der Finanzierung oder Refinanzierung einer Übernahme von Unternehmen, Unternehmensteilen oder Beteiligungen oder neuen geplanten Investitionen der Gesellschaft oder ihrer Tochtergesellschaften dient (sei dies in Eigenkapital oder anderswie), (ii) wenn die Ausgabe auf nationalen oder internationalen Kapitalmärkten oder im Rahmen einer Privatplatzierung erfolgt oder (iii) (x) wenn eine Person wirtschaftlich Berechtigte an mehr als 10% des im Handelsregister eingetragenen Aktienkapitals wird und nach Kenntnis des Verwaltungsrates in diesem Umfang wirtschaftlich Berechtigter bleibt, ohne den übrigen Aktionären ein vom Verwaltungsrat empfohlenes Übernahmeangebot unterbreitet zu haben, oder (y) im Hinblick auf die Abwehr eines gegenwärtigen, angedrohten oder möglichen Übernahmeangebots, welches vom Verwaltungsrat nach Konsultation eines von ihm mandatierten unabhängigen Finanzberaters den Aktionären nicht zur Annahme empfohlen worden ist, weil der Verwaltungsrat nicht der Ansicht war, dass das Übernahmeangebot gegenüber den Aktionären als fair anzusehen ist.	(3)	Shareholders’ advance subscription rights with regard to the issuance of the Rights-Bearing Obligations pursuant to para. 1(a) of this Article 5 may be restricted or excluded by decision of the Board of Directors (i) if the issuance is for purposes of financing or re-financing the acquisition of companies, parts of companies or holdings, or new investments planned by the Company or its subsidiaries (in equity or otherwise), (ii) if the issuance occurs in the national or international capital markets or through a private placement or (iii) (x) following a person becoming, and for so long as to the knowledge of the Board of Directors such person remains, a Beneficial Owner of shares in excess of 10% of the share capital registered in the commercial register without having submitted to the other shareholders a takeover offer that is recommended by the Board of Directors, or (y) for the defense of an actual, threatened or potential takeover bid, in relation to which the Board of Directors, upon consultation with an independent financial advisor retained by it, has not recommended to the shareholders acceptance on the basis that the Board of Directors has not found the takeover bid to be fair to the shareholders.

(4)	Werden bei der Ausgabe von mit Rechten verbundenen Obligationen gemäss Absatz 1 Buchstabe a von diesem Artikel 5 die Vorwegzeichnungsrechte beschränkt oder ausgeschlossen und nicht indirekt gewährt, gilt vorbehältlich von Artikel 5 Absatz 4 Folgendes: (1) die mit Rechten verbundenen Obligationen müssen zu Marktkonditionen platziert oder	(4)	If advance subscription rights are restricted or excluded in connection with the issuance of any Rights-Bearing Obligations pursuant to para. 1(a) of this Article 5 and not granted indirectly, then, subject to this Article 5 para. 4: (1) the Rights-Bearing Obligations are to be placed or entered into at market conditions, (2) the Rights-Bearing Obligations may be converted, exchanged or exercised during a period not to exceed

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	eingegangen werden, (2) die mit Rechten verbundenen Obligationen sind höchstens während 30 Jahren ab dem jeweiligen Zeitpunkt der betreffenden Ausgabe wandel-, tausch-, oder ausübbar und (3) der Wandlungs-, Tausch-, oder Ausübungspreis der mit Rechten verbundenen Obligationen ist unter Berücksichtigung der Marktkonditionen im Zeitpunkt der Ausgabe der mit Rechten verbundenen Obligationen festzusetzen.		30 years from the date on which the Rights-Bearing Obligations are issued, and (3) the conversion, exchange or exercise price of the Rights-Bearing Obligations is to be set with reference to the market conditions prevailing at the date on which the Rights-Bearing Obligations are issued.

(5)	Das Vorwegzeichnungsrecht der Aktionäre ist in Bezug auf die Ausgabe jeglicher mit Rechten verbundenen Obligationen nach Artikel 5 Absatz 1 Buchstabe b generell ausgeschlossen.	(5)	The advance subscription rights of the shareholders shall be generally excluded in connection with the issuance of any Rights-Bearing Obligations pursuant to para. 1(b) of this Article 5.

(6)	Der Erwerb von Namenaktien aus bedingtem Kapital durch Ausübung der entsprechenden Rechte sowie alle weiteren Übertragungen von Namenaktien unterliegen den Eintragungsbeschränkung gemäss Artikel 7 der Statuten.	(6)	The acquisition of registered shares out of conditional capital through the exercise of the respective Rights-Bearing Obligations and any further transfers of registered shares shall be subject to the restrictions specified in Article 7 of these Articles of Association.

Artikel 6 Aktienzertifikate		Article 6 Share Certificates

(1)	Die Gesellschaft kann ihre Namenaktien in Form von Einzelzertifikaten, Globalzertifikaten oder unverurkundeten Wertrechten ausgeben. Der Aktionär hat kein Recht, eine Umwandlung der Form der Namenaktien zu verlangen. Die Gesellschaft kann als Bucheffekten ausgestaltete Namenaktien vom Verwahrungssystem zurückziehen.	(1)	The Company may issue its registered shares in the form of single certificates, global certificates or uncertificated securities. The shareholder has no right to demand a conversion of the form of the registered shares. The Company may withdraw shares existing in the form of book entry securities from the custodian system.

(2)	Ein Aktionär kann von der Gesellschaft jederzeit die Bescheinigung über die Anzahl der von ihm gehaltenen Aktien verlangen. Der Aktionär ist jedoch nicht berechtigt, zu verlangen, dass die Aktienzertifikate gedruckt und geliefert werden.	(2)	A shareholder may at any time request an attestation of the number of shares held by it. The shareholder is not entitled, however, to request that certificates representing the shares be printed and delivered.

(3)	Nicht verurkundete Namenaktien einschliesslich der daraus entspringenden Rechte können nur durch Zession übertragen werden, wobei diese zur Gültigkeit der Anzeige an die Gesellschaft bedarf, bzw., soweit Bucheffekten vorliegen, gemäss der für Bucheffekten relevanten Verfügungsform. Die Übertragung und die Eintragung im Aktienbuch dieser Aktien unterliegt den Voraussetzungen von Artikel 7.	(3)	Registered shares not physically represented by certificates and the rights arising therefrom may only be transferred by assignment, such assignment being valid only if notice is given to the Company, or, if book entry securities exist, in the form relevant for book entry securities. The transfer and registration of such shares in the share register shall be subject to the provisions of Article 7.

(4)	Nicht verurkundete Namenaktien sowie die daraus entspringenden Vermögensrechte können ausschliesslich zugunsten der Bank, welche die Aktien im Auftrag des betreffenden Aktionärs verwaltet, verpfändet (oder sonstwie als Sicherheit	(4)	Registered shares not physically represented by certificates and the financial rights arising from these shares may only be pledged (or have a security interest therein otherwise granted) to the bank handling the book entries of such shares for the shareholder. The

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	gewährt) werden. Die Verpfändung bzw. Sicherheitengewährung bedarf eines schriftlichen Vertrages. Eine Benachrichtigung der Gesellschaft ist nicht erforderlich. Soweit die Namenaktien als Bucheffekten ausgestaltet sind, können an diesen Sicherheiten in der gesetzlich vorgesehenen Form bestellt werden.		pledge or other grant of a security interest must be made by means of a written agreement. Notice to the Company is not required. If book entry securities exist in relation to the registered shares, security interests may be granted in the form provided for by law.

Artikel 7 Aktienbuch, Ausübung von Rechten, Eintragungsbeschränkungen, Nominees		Article 7 Share Register, Exercise of Rights, Restrictions on Registration, Nominees

(1)	Die Gesellschaft führt selbst oder über Dritte ein Aktienbuch, welches Nachnamen, Vornamen, Adresse und Staatsangehörigkeit (bei juristischen Personen den Firmennamen und den Sitz) der Eigentümer und Nutzniesser der Aktien sowie der Nominees enthält. Ins Aktienbuch eingetragene Personen haben dem Führer des Aktienbuches Adressänderungen zu melden. Bis eine solche Meldung erfolgt, werden schriftliche Mitteilungen an die im Aktienbuch eingetragene Adresse als gültig zugestellt erachtet.	(1)	The Company shall maintain, itself or through a third party, a share register that lists the surname, first name, address and citizenship (in the case of legal entities, the company name and company seat) of the holders and usufructuaries of the shares as well as the nominees.

A person recorded in the share register shall notify the share registrar of any change in address. Until such notification has occurred, all written communication from the Company to persons of record shall be deemed to have validly been made if sent to the address recorded in the share register.

(2)	Ein Erwerber von Aktien wird auf Gesuch als Aktionär mit Stimmrecht ins Aktienbuch eingetragen, vorausgesetzt, dass der Verwaltungsrat oder ein vom Verwaltungsrat bezeichneter Ausschuss dem Eintrag zustimmt. Der Eintrag kann aus einem der in diesem Artikel 7 genannten Gründe verweigert oder rückwirkend gestrichen werden.	(2)	An acquirer of shares shall be recorded upon request in the share register as a shareholder with voting rights; provided that the Board of Directors or a committee designated by the Board of Directors approves the entry. Registration may be refused or canceled with retroactive effect on the grounds listed in this Article 7.

(3)	Erklärt ein Erwerber nicht ausdrücklich, dass er die Aktien im eigenen Namen und für eigene Rechnung erworben hat und dass er der wirtschaftliche Eigentümer der Aktien ist, kann der Verwaltungsrat oder ein von diesem bezeichneter Ausschuss die Eintragung als Aktionär mit Stimmrecht im Aktienbuch verweigern, wobei vorbehältlich Artikel 7 Absatz 6 der Verwaltungsrat oder ein von diesem bezeichneter Ausschuss einen Nominee als Aktionär mit Stimmrecht im Aktienbuch eintragen kann, sofern der Nominee der Gesellschaft auf schriftliches Verlangen der Gesellschaft die Namen, Adressen und Aktienbestände jeder einzelnen Person offenlegt, für die er direkt oder indirekt Aktien hält, oder sich verpflichtet, diese Informationen jederzeit offenzulegen.	(3)	The entry of shares as shares with voting rights may be refused by the Board of Directors or a committee designated by the Board of Directors if any shareholder who acquired shares does not expressly declare to have acquired the shares in its own name and for its own account and to be the Beneficial Owner, save that, subject to this Article 7, para. 6, the Board of Directors or a committee designated by the Board of Directors may record a Nominee as a shareholder of record that is entitled to vote in the share register of the Company if such Nominee discloses or undertakes to disclose to the Company at its written request at any time the names, addresses and the share holdings of each person for whom such Nominee is directly or indirectly holding shares.

(4)	Sofern der in guten Treuen handelnde Verwaltungsrat zum Schluss kommt, dass die Eintragung im Aktienbuch auf falschen oder	(4)	The Board of Directors may cancel the registration in the share register of a registered shareholder as a shareholder with voting rights, in whole or with respect

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	irreführenden Angaben beruht, so kann der Verwaltungsrat nach Anhörung des betreffenden eingetragenen Aktionärs die Eintragung als Aktionär mit Stimmrecht für alle oder für bestimmte Aktien rückwirkend auf das Datum der Eintragung streichen. Der betroffene Aktionär wird umgehend über die Streichung informiert.		to specific shares, with retroactive effect as of the date of registration, if the Board of Directors concludes, in good faith after providing such shareholder a hearing, that such registration was made based on false or misleading information. The relevant shareholder shall be informed promptly of the cancellation.

(5)	Keine Person wird als Aktionärin mit Stimmrecht in dem Umfang im Aktienbuch eingetragen, in dem die Aktien, an der sie wirtschaftlich berechtigt ist (wie in Artikel 29 definiert), 20% minus eine Aktie des im Handelsregister eingetragenen Aktienkapitals übersteigen (diese Schranke hiernach die “Eintragungssbeschränkung”). Die Eintragungsbeschränkung gilt auch für alle Aktien, welche für den wirtschaftlich Berechtigten durch einen Nominee gehalten werden in Bezug auf alle Aktien, die von einem solchen wirtschaftlich Berechtigten direkt oder indirekt durch einen oder mehrere Nominees gehalten werden. Diejenigen Aktien, an denen eine Person wirtschaftlich berechtigt ist und die die Eintragungsbeschränkung übersteigen, werden als Aktien ohne Stimmrecht im Aktienbuch eingetragen. Der nach Treu und Glauben handelnde Verwaltungsrat bestimmt die Anzahl Aktien, an welcher einer Person wirtschaftlich berechtigt ist. Zwecks Umsetzung der Bestimmungen dieses Artikels ist der Verwaltungsrat ermächtigt, jederzeit von jeder Person, welche entweder öffentlich bekanntgibt, an Aktien wirtschaftlich berechtigt zu sein, einschliesslich durch Meldungen an die SEC, oder der Gesellschaft dies anzeigt, zu verlangen, dass diese Person Auskunft gibt hinsichtlich aller Aktien, an denen sie wirtschaftlich berechtigt ist, das heisst, welche entweder direkt durch sie oder indirekt durch Nominees oder andere Personen zu ihren Gunsten gehalten werden.	(5)	No person may be registered as a shareholder with voting rights for any shares Beneficially Owned (as defined in Article 29) by such person in excess of 20% less one share of the Company’s registered share capital recorded in the commercial register (such limit hereinafter referred to as the “Cap”). The Cap on registration shall also apply with respect to shares held by Nominees on behalf of a Beneficial Owner in respect of all shares Beneficially Owned by such Beneficial Owner whether directly or indirectly through one or more Nominees. Any shares Beneficially Owned by any person exceeding the Cap shall be entered in the share register as shares without voting rights. Determinations with respect to the number of shares Beneficially Owned by any person shall be made by the Board of Directors acting in good faith. In furtherance of the provisions of this section, the Board of Directors is authorized at any time to request from any person which discloses publicly, including in any filing with the SEC, or to the Company, that it Beneficially Owns shares, that such person provide information with respect to all shares that it Beneficially Owns, either directly or which are being held by Nominees or other persons on its behalf.

(6)	Der Verwaltungsrat oder ein vom Verwaltungsrat bezeichneter Ausschuss kann weitere Einzelheiten bezüglich Genehmigung und Eintragung von Aktionären in separaten Reglementen vorsehen und Ausnahmen von den oben erwähnten Bestimmungen gewähren, einschliesslich (im Sinne einer nicht abschliessenden Aufzählung) (i) zugunsten von Nominees und Clearing Nominees mit Bezug auf alle oder bestimmte Bestimmungen von Artikel 7 und (ii) mit Bezug auf alle oder bestimmte der oben erwähnten Bestimmungen (inklusive der Eintragungsbeschränkung) hinsichtlich Aktien, an denen eine Gegenpartei zu einer Fusion, einem Zusammenschluss, einem Joint Venture, einer	(6)	The Board of Directors or a committee designated by the Board of Directors may set out further details regarding the approval and registration of shareholders in separate regulations and may approve exceptions to the above regulations, including without limitation (i) to exempt Nominees and Clearing Nominees from all or some of the requirements set out in this Article 7 and (ii) to exempt from some or all of the above provisions (including the Cap) any shares Beneficially Owned by a counterparty to a merger, consolidation, joint venture, partnership, share exchange, strategic alliance or contribution in kind or a person involved in a demerger, conversion or other special

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	Partnerschaft, einem Aktientausch, einer strategischen Allianz oder einer Sacheinlage wirtschaftlich berechtigt ist oder einer Person, die in einer Spaltung, einer Umwandlung oder in andere besondere Umstände involviert ist, wie bspw. ein Übernahmeangebot in Bezug auf die Gesellschaft, welches die Gesellschaft handelnd durch die Mehrheit des Verwaltungsrates gutgeheissen und den Aktionären der Gesellschaft zur Annahme empfohlen hat.		circumstances such as a tender offer in relation to the Company that the Company acting through a majority of the Board of Directors has approved and recommended to the Company’s shareholders.

(7)	Falls die Gesellschaft an einer ausländischen Börse kotiert ist, ist die Gesellschaft berechtigt, die einschlägigen ausländischen Bestimmungen und Regularien (falls vorhanden), welche in der ausländischen Jurisdiktion im Zusammenhang mit der in diesem Artikel 7 geregelten Materie zur Anwendung gebracht werden, zu befolgen, ungeachtet gegenteiliger Ausführungen in diesem Artikel 7.	(7)	If the Company is listed on any foreign stock exchange the Company shall be permitted to comply with the relevant rules and regulations (if any) that are applied in that foreign jurisdiction with regard to the subject matter of this Article 7, notwithstanding anything to the contrary in this Article 7.

Artikel 8 Befugnisse		Article 8 Authorities

Die Generalversammlung ist das oberste Organ der Gesellschaft. Sie hat die folgenden unübertragbaren Befugnisse:		The General Meeting of Shareholders is the supreme corporate body of the Company. It has the following non-transferable powers:

(1)	die Festsetzung und die Änderung der Statuten;	(1)	to adopt and amend the Articles of Association;

(2)	die Wahl und Abwahl der Mitglieder des Verwaltungsrates und der Revisionsstelle;	(2)	to elect and remove the members of the Board of Directors and the Auditor;

(3)	die Genehmigung des gesetzlich vorgesehenen Jahresberichtes, der Jahresrechnung und der Konzernrechnung sowie die Beschlussfassung über die Verwendung des Bilanzgewinns (wie in der Bilanz gezeigt), insbesondere im Hinblick auf die Festsetzung der Dividende;	(3)	to approve the statutorily required annual report, the annual accounts and the consolidated financial statements as well as to pass resolutions regarding the allocation of profits as shown on the balance sheet, in particular to determine the dividend;

(4)	die Entlastung der Mitglieder des Verwaltungsrates;	(4)	to grant discharge from liability to the members of the Board of Directors;

(5)	die Ausschüttung einer Dividende an die Aktionäre bestehend aus den gesamten oder eines Teils der verfügbaren Reserven und des vorgetragenen Gewinnes;	(5)	to distribute all or any part of any amount from the available reserves and profits carried forward as a dividend to its shareholders;

(6)	die Beschlussfassung über die Rückzahlung von Kapital (Vernichtung von Aktien oder Nennwertreduktion); und	(6)	to resolve on any return of capital (cancelation of shares or reduction of par value); and

(7)	die Beschlussfassung über die Gegenstände, die der Generalversammlung durch Gesetz oder Statuten vorbehalten sind oder welche ihr vom Verwaltungsrat vorgelegt werden.	(7)	to pass resolutions regarding items which are reserved to the General Meeting of Shareholders by law or by the Articles of Association or which are presented to it by the Board of Directors.

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Artikel 9 Generalversammlungen sowie deren Einberufung		Article 9 General Meetings and Convening the General Meeting

(1)	Die ordentliche Generalversammlung findet alljährlich innerhalb von sechs Monaten nach Abschluss des Geschäftsjahres statt. Der Zeitpunkt und der Ort der Generalversammlung, welcher innerhalb oder ausserhalb der Schweiz liegen kann, werden durch den Verwaltungsrat bestimmt.	(1)	The ordinary annual General Meeting of Shareholders shall be held annually within six months after the close of the business year at such time and at such location, which may be within or outside Switzerland, as determined by the Board of Directors.

(2)	Ausserordentliche Generalversammlungen werden in den vom Gesetz vorgesehenen Fällen einberufen, insbesondere wenn dies vom Verwaltungsrat als nötig oder angemessen erachtet oder von der Revisionsstelle verlangt wird. Eine ausserordentliche Generalversammlung ist zudem vom Verwaltungsrat einzuberufen, wenn ein Beschluss der Generalversammlung dies verlangt oder Aktionäre, die mit ausübbaren Stimmrechten mindestens 10% der insgesamt ausübbaren Stimmrechte vertreten, dies verlangen und (a)(1) ein von allen betreffenden Aktionären unterzeichnetes Gesuch mit den entsprechenden Traktanden, und (2) den entsprechenden Anträgen einreichen und (3) den Nachweis für den im Aktienbuch eingetragenen erforderlichen Aktienanteil erbringen sowie (b) weitere Informationen einreichen, die in einem Proxy Statement gemäss Regulation 14A Exchange Act enthalten sein müssten, inklusive derjenigen Informationen, die in einem Proxy Statement gemäss Regulation 14A eingereicht werden müssten, wenn die Versammlung auf Veranlassung des Verwaltungsrats einberufen worden wäre.	(2)	Special General Meetings of Shareholders shall be held in the circumstances provided by law, in particular when deemed necessary or appropriate by the Board of Directors or as requested by the Auditor. A special General Meeting of Shareholders shall further be convened by the Board of Directors upon resolution of a General Meeting of Shareholders or if requested by shareholders with voting powers, provided that such shareholders’ voting power represents at least 10% of the Company’s aggregate exercisable voting power of the Company’s share capital and submit (a)(1) a request signed by such shareholder(s) that specifies the item(s) to be included on the agenda, (2) the respective proposals of the shareholders and (3) evidence of the required shareholdings recorded in the share register and (b) such other information as would be required to be included in a proxy statement pursuant to Regulation 14A under the Exchange Act, including any information that would be required to be included in a proxy statement filed pursuant to Regulation 14A had the meeting been convened by the Board of Directors.

(3)	Die Generalversammlung wird auf Englisch abgehalten. Vorbehalten bleibt ein anderslautender Beschluss des Verwaltungsrates. Aktionärsbeschlüsse, die zu einem Eintrag im Handelsregister führen, sind sowohl in Englisch als auch in Deutsch zu verabschieden.	(3)	General Meetings of Shareholders will, unless the Board of Directors decides otherwise, be conducted in English. Shareholder resolutions requiring registration in the commercial register shall be passed in English and German.

Artikel 10 Einladung zur Generalversammlung		Article 10 Notice of Shareholders’ Meetings

(1)	Die Einladung zur Generalversammlung erfolgt mindestens 20 Kalendertage vor dem Datum der Generalversammlung durch den Verwaltungsrat oder, wenn nötig, durch die Revisionsstelle. Die Einladung erfolgt durch einmalige Publikation im offiziellen Publikationsorgan der Gesellschaft gemäss Artikel 27 dieser Statuten. Die Frist gilt als eingehalten, wenn die Einberufung im offiziellen Publikationsorgan rechtzeitig publiziert worden ist, wobei der Tag der Publikation und der Tag der Generalversammlung nicht in die Frist eingerechnet	(1)	Notice of a General Meeting of Shareholders shall be given by the Board of Directors or, if necessary, by the Auditor, not later than twenty calendar days prior to the date of the General Meeting of Shareholders. Notice of the General Meeting of Shareholders shall be given by way of a one-time announcement in the official means of publication of the Company pursuant to Article 27 of these Articles of Association. The notice period shall be deemed to have been observed if timely publication of the notice of the General Meeting of Shareholders is

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	wird. Im Aktienbuch eingetragene Aktionäre können zusätzlich mit normaler Post oder durch andere vom Verwaltungsrat festgelegte Mittel zur Generalversammlung eingeladen werden.		given in such official means of publication, it being understood that the date of publication and the date of the General Meeting of Shareholders is not to be included for purposes of computing the notice period. Shareholders of record may in addition be informed of the General Meeting of Shareholders by ordinary mail or such other means as determined by the Board of Directors.

(2)	In der Einladung zur Generalversammlung der Aktionäre werden die Traktanden und die Anträge des Verwaltungsrates sowie, unter Vorbehalt von Artikel 9 und 11 dieser Statuten, desjenigen Aktionärs oder derjenigen Aktionäre bekannt gegeben, welche die Einberufung einer Generalversammlung oder die Traktandierung eines Verhandlungsgegenstandes verlangt haben, und, falls Wahlen traktandiert sind, die Namen der Kandidaten, welche zur Wahl stehen.	(2)	The notice of a General Meeting of Shareholders shall specify the items on the agenda and the proposals of the Board of Directors and, subject to Article 9 and Article 11 of these Articles of Association, the shareholder(s) who requested that a General Meeting of Shareholders be held or an item be included on the agenda, and, in the event of elections, the name(s) of the candidate(s) that has or have been put on the ballot for election.

Artikel 11 Traktanden		Article 11 Agenda

(1)	Der Verwaltungsrat nimmt die Traktandierung der Verhandlungsgegenstände vor.	(1)	The Board of Directors shall state the matters on the agenda.

(2)	Jeder Aktionär, der die Voraussetzungen von Art. 699 OR erfüllt, kann die Traktandierung eines Verhandlungsgegenstandes für eine Generalversammlung verlangen. Das Traktandierungsbegehren eines Aktionärs für die ordentliche Generalversammlung muss schriftlich gestellt und dem Sekretär an der registrierten Geschäftsadresse der Gesellschaft abgeliefert oder per Post gesandt und von diesem empfangen worden sein, und zwar nicht früher als zum Geschäftsschluss des 70. Kalendertags und nicht später als zum Geschäftsschluss des 45. Kalendertags vor dem ersten Jahrestag des Datums, an dem die Gesellschaft erstmalig das definitive Proxy Material für die letztjährige ordentliche Generalversammlung versandte. Falls jedoch im vergangenen Jahr keine ordentliche Generalversammlung der Aktionäre stattgefunden hat oder falls das Datum, für welches die ordentliche Generalversammlung angesetzt worden ist, um mehr als 30 Tage vom Datum der letztjährigen ordentlichen Generalversammlung abweicht, muss das Traktandierungsbegehren eines Aktionärs nicht früher als zum Geschäftsschluss des 100. Kalendertages vor dem Datum einer solchen ordentlichen Generalversammlung und nicht später als am Geschäftsschluss (A) des 75. Kalendertages vor dem Datum einer solchen ordentlichen Generalversammlung der Aktionäre oder (B) des zehnten Kalendertages nach dem Tag, an welchem	(2)	Any shareholder satisfying the requirements of article 699 of the Swiss Code of Obligations may request that an item be included on the agenda of a General Meeting of Shareholders. A request for inclusion of an item on the agenda of an annual General Meeting must be requested in writing and must be delivered to or mailed and received by the Secretary at the registered office of the Company not earlier than the close of business on the 70th calendar day nor later than the close of business on the 45th calendar day before the first anniversary of the date on which the Company first mailed the definitive proxy materials for the previous year’s annual General Meeting of Shareholders. However, if no annual General Meeting of Shareholders was held in the previous year or if the date for which the annual General Meeting of Shareholders is called has been changed by more than 30 calendar days from the first annual anniversary of the immediately preceding annual General Meeting of Shareholders, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 100th calendar day prior to the date of such annual General Meeting of Shareholders and not later than the later of the close of business on (A) the 75th calendar day prior to the date of such annual General Meeting of Shareholders or (B) the 10th calendar day following the day on which public announcement or other notification to the

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	die an die Aktionäre gerichtete erste öffentliche Bekanntmachung oder andere Form der Mitteilung des Datums der in Aussicht gestellten ordentlichen Generalversammlung der Aktionäre erfolgte (wobei der spätere Termin massgeblich ist). Im Hinblick auf eine ausserordentliche Generalversammlung muss ein schriftliches Traktandierungsbegehren dem Sekretär an der registrierten Geschäftsadresse der Gesellschaft abgeliefert oder per Post gesandt und von diesem empfangen worden sein und zwar nicht früher als zum Geschäftsschluss des 90. Kalendertags vor dem Datum der ausserordentlichen Generalversammlung der Aktionäre und nicht später als zum Geschäftsschluss (i) des 60. Kalendertags vor dem Datum der ausserordentlichen Generalversammlung der Aktionäre oder (ii) des zehnten Kalendertages nach dem Tag, an welchem die an die Aktionäre gerichtete erste öffentliche Bekanntmachung oder andere Form der Mitteilung des Datums der in Aussicht gestellten ausserordentlichen Generalversammlung der Aktionäre erfolgte (wobei der spätere Termin massgeblich ist). Keinesfalls darf die Ankündigung einer Verschiebung oder Vertagung einer Generalversammlung eine neue Frist für ein Traktandierungsbegehren gemäss Artikel 11 auslösen, wobei aber die grundsätzlichen Einberufungsvoraussetzungen gemäss Artikel 10 Absatz 1 stets Anwendung finden.		shareholders of the date of such annual General Meeting of Shareholders is first made. To be timely for a special General Meeting of Shareholders, a request to include an item on the agenda must be requested in writing and must be delivered to or mailed and received by the Secretary at the registered office of the Company not earlier than the close of business on the 90th calendar day prior to the date of the special General Meeting of Shareholders and not later than the later of the close of business on (i) the 60th calendar day before the date of the special General Meeting of Shareholders or (ii) the date which is ten calendar days after the date of the first public announcement or other notification to the shareholders of the date of such special General Meeting of Shareholders. In no event shall the announcement of an adjournment or postponement of a General Meeting of Shareholders commence a new time period for the giving of a shareholder notice as described in this Article 11, although the general notice requirement of Article 10, para. 1 shall still apply.

(3)	Das Traktandierungsbegehren des Aktionärs muss vom im Aktienbuch eingetragenen Aktionär, welcher das Begehren stellt (oder einem rechtsgültigen Vertreter oder anderen Repräsentanten) unterschrieben sein, das Datum der Unterschrift dieses Aktionärs (oder des rechtsgültigen Vertreters oder anderen Repräsentanten) tragen und Folgendes enthalten: (i) Name und Adresse des Aktionärs, wie sie im Aktienbuch der Gesellschaft erscheinen, welcher das Begehren stellt und des wirtschaftlich Berechtigten oder der wirtschaftlich Berechtigten (sofern vorhanden), in deren Namen das Begehren gestellt wird, (ii) die Anzahl Aktien, die der betreffende Aktionär oder der wirtschaftlich Berechtigte hält bzw. die wirtschaftlich Berechtigten halten, (iii) eine Bestätigung, dass der betreffende Aktionär beabsichtigt, persönlich oder über einen Vertreter an der Generalversammlung teilzunehmen, um das traktandierte Begehren vorzubringen; (iv) die Daten, wann der Aktionär die betreffenden Aktien erworben hat, (v) schriftliche Unterlagen, um eine etwaige wirtschaftliche Berechtigung zu belegen;	(3)	Such shareholder’s notice requesting inclusion of an item on the agenda of the General Meeting of Shareholders shall be signed by the shareholder of record making such request (or his or her duly authorized proxy or other representative), shall bear the date of signature of such shareholder (or proxy or other representative) and shall set forth: (i) the name and address, as they appear on the Company’s register of shareholders, of the shareholder proposing such business and the Beneficial Owner or Beneficial Owners, if any, on whose behalf such request is made; (ii) the number of shares of the Company which are legally and beneficially owned by such shareholder or Beneficial Owner or Beneficial Owners; (iii) a representation that such shareholder intends to appear in person or by proxy at the General Shareholder Meeting to introduce the business specified in the agenda item included in such notice; (iv) the dates upon which the shareholder acquired such shares; (v) documentary support for any claim of Beneficial Ownership; (vi) in the case of any agenda item relating to the

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	(vi) im Falle eines Traktandums betreffend die Wahl von Verwaltungsräten, (A) der Name und die Wohnadresse jeder Person, die durch einen Aktionär zur Wahl als Verwaltungsratsmitglied vorgeschlagen wird, (B) eine Beschreibung aller Vereinbarungen oder gegenseitiger Verständnisse zwischen dem Aktionär oder dem wirtschaftlich Berechtigten oder den wirtschaftlich Berechtigten und jedem Nominee und sonstiger Person oder Personen (wobei diese Person(en) aufzuführen sind), darüber, dass der Aktionär die Nomination vorzunehmen hat, (C) andere Informationen betreffend jede einzelne nominierte Person, welcher von einem Aktionär vorgeschlagen worden ist, wie sie gemäss Regulation 14A Exchange Act im Rahmen von Aufforderungen zur Abgabe von Vollmachten für die Wahl von Verwaltungsratsmitgliedern, oder sonstwie offengelegt werden müssen, inklusive jener Informationen, die in einem Proxy Statement enthalten sein müssten, welches gemäss Regulation 14A einzureichen wäre, wenn die nominierte Person durch den Verwaltungsrat vorgeschlagen worden wäre, und (D) die schriftliche Einwilligung jeder nominierten Person, in einem Proxy Statement aufgeführt zu werden und die Wahl als Verwaltungsrat der Gesellschaft im Falle eines positiven Wahlausgangs anzunehmen, und (vii) mit Bezug auf jedes andere Traktandum, welches der Aktionär zur Traktandierung beantragt, (I) eine kurze Umschreibung des gewünschten Traktandums und der Anträge, welche der Generalversammlung unterbreitet werden sollen, und, falls das Traktandum zu einem Antrag auf Änderung der Statuten führt, die Formlierung der vorgeschlagenen Statutenänderung, (II) die Gründe, weshalb der Aktionär oder der wirtschaftlich Berechtigte oder die wirtschaftlich Berechtigten das jeweilige Traktandum der Generalversammlung unterbreiten und (III) wesentliche Interesse des Aktionärs bzw. des wirtschaftlich Berechtigten oder der wirtschaftlichen Berechtigten an der traktandierten Angelegenheit.		election of directors, (A) the name and residence address of any person or persons to be nominated for election as a director by such shareholder, (B) a description of all arrangements or understandings between such shareholder or Beneficial Owner or Beneficial Owners and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by such shareholder, (C) such other information regarding each nominee proposed by such shareholder as would be required to be disclosed in solicitations of proxies for elections of directors, or would be otherwise required to be disclosed, in each case pursuant to Regulation 14A under the Exchange Act, including any information that would be required to be included in a proxy statement filed pursuant to Regulation 14A had the nominee been nominated by the Board of Directors and (D) the written consent of each nominee to be named in a proxy statement and to serve as a director of the Company if so elected; and (vii) in the case of any agenda item relating to other business that such shareholder proposes to bring before the meeting, (I) a brief description of the business desired to be brought before the General Shareholders Meeting and, if such business includes a proposal to amend these Articles of Association, the language of the proposed amendment, (II) such shareholder’s and Beneficial Owner’s or Beneficial Owners’ reasons for conducting such business at the meeting and (III) any material interest in such business of such shareholder and Beneficial Owner or Beneficial Owners.

(4)	Die Aktionäre haben ausserdem die anwendbaren Bestimmungen des Exchange Acts und der gemäss dem Exchange Act erlassenen Regeln und Regulierungen einzuhalten, soweit die in diesem Artikel 11 geregelte Materie betrofffen ist, einschliesslich der Rule 14a-4 und/oder der Rule 14a-8 des Exchange Acts. Sofern die Gesellschaft ausserdem an einer ausländischen Börse kotiert ist, ist die Gesellschaft berechtigt, die einschlägigen ausländischen Bestimmungen (falls relevant) im	(4)	In addition, shareholders shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Article 11, including Rule 14a-4 and/or Rule 14a-8 of the Exchange Act. In addition, if the Company is listed on any foreign stock exchange, the Company shall be permitted to comply with the relevant rules and regulations (if any) that are applied in that foreign jurisdiction with regard to the subject matter of this Article 11,

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	Zusammenhang mit der in diesem Artikel 11 geregelten Materie zu befolgen, ungeachtet gegenteiliger Ausführungen in diesem Artikel 11.		notwithstanding anything to the contrary in this Article 11.

(5)	Über Anträge zu nicht gehörig angekündigten Traktanden können an einer Generalversammlung keine Beschlüsse gefasst oder Abstimmungen durchgeführt werden. Anträge während der ordentlichen Generalversammlung, die (i) auf Einberufung einer ausserordentlichen Generalversammlung oder (ii) auf Einleitung einer Sonderprüfung gemäss Art. 697a OR lauten, müssen nicht wie oben beschrieben gehörig angekündigt werden.	(5)	No resolution or other vote may be passed at a General Meeting of Shareholders concerning an agenda item in relation to which due notice was not given. Proposals made during a General Meeting of Shareholders to (i) convene a special General Meeting or (ii) initiate a special investigation in accordance with article 697a of the Swiss Code of Obligations are not subject to the due notice requirement set forth herein.

(6)	Nicht im Voraus angekündigt werden müssen Anträge, die traktandierte Verhandlungsgegenstände betreffen oder über die kein Beschluss gefasst werden soll.	(6)	No prior notice is required to bring motions related to items already on the agenda or for the discussion of matters on which no resolution is to be taken.

Artikel 12 Vorsitz, Protokoll		Article 12 Chair, Minutes

(1)	Den Vorsitz in der Generalversammlung führt der Präsident des Verwaltungsrates oder bei dessen Abwesenheit ein anderes vom Verwaltungsrat bezeichnetes Mitglied des Verwaltungsrates oder ein anderer von der Generalversammlung für den betreffenden Tag bezeichneter Vorsitzender.	(1)	The General Meeting shall be chaired by the Chairman, or, in his or her absence, by another member of the Board of Directors designated by the Board of Directors, or by another Chairman elected for that day by the General Meeting.

(2)	Der Vorsitzende der Generalversammlung hat die für die Sicherstellung der ordnungsgemässen Durchführung einer Generalversammlung notwendigen und angemessenen Kompetenzen, einschliesslich der Kompetenz, die Versammlung zu vertagen.	(2)	The acting chair of the General Meeting of Shareholders shall have all powers and authority necessary and appropriate to ensure the orderly conduct of the General Meeting of Shareholders, including the power and authority to adjourn the meeting.

(3)	Der Vorsitzende bezeichnet einen Protokollführer sowie die Stimmenzähler (welche nicht Aktionäre sein müssen).	(3)	The Chairman shall designate a Secretary for the minutes as well as the vote counters (who need not be shareholders).

(4)	Der Verwaltungsrat ist für die Protokollführung verantwortlich. Das Protokoll wird vom Vorsitzenden und vom Protokollführer unterzeichnet.	(4)	The Board of Directors shall be responsible for the keeping of the minutes, which are to be signed by the Chairman and by the Secretary.

Artikel 13 Recht zur Teilnahme und Vertretung		Article 13 Right to Participation and Representation

(1)	Jeder im Aktienbuch eingetragene Aktionär mit Stimmrecht ist zur Teilnahme an der Generalversammlung sowie an dort abgehaltenen Abstimmungen berechtigt. Die Aktionäre dürfen sich durch Bevollmächtigte, die keine Aktionäre sein müssen, vertreten lassen. Der Verwaltungsrat kann eine Verfahrensordnung erlassen, welche die Einzelheiten des Rechtes zur Teilnahme und Vertretung an der Generalversammlung regelt.	(1)	Each shareholder recorded in the share register with voting rights is entitled to participate at the General Meeting of Shareholders and in any vote taken. The shareholders may be represented by holders of proxies who need not be shareholders. The Board of Directors may issue the particulars of the right to representation and participation at the General Meeting of Shareholders in procedural rules.

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(2)	Zur Bestimmung der Aktionäre, welche zu einer Generalversammlung einzuladen und dort stimmberechtigt sind, kann der Verwaltungsrat einen Stichtag festlegen.	(2)	In order that the Company may determine the shareholders entitled to notice of or to vote at any General Meeting of Shareholders, the Board of Directors may fix a record date.

Artikel 14 Stimmrechte		Article 14 Voting Rights

(1)	Jede Aktie, die als Aktie mit Stimmrecht eingetragen ist, berechtigt zu einer Stimme. Das Stimmrecht steht unter dem Vorbehalt des Artikels 7 und dieses Artikels 14 der Statuten.	(1)	Each share registered with voting rights shall convey the right to one vote subject to the provisions of Article 7 and this Article 14 of these Articles of Association.

(2)	Wenn ein Clearing Nominee Vollmachten an Teilnehmer gewährt, müssen die Teilnehmer gegenüber der Gesellschaft auf deren schriftliche Anfrage die Namen, Adressen und Aktienbestände jeder Person offenlegen, für die der Teilnehmer Aktien hält. Der Verwaltungsrat kann mittels eines Ermessensentscheids die Ausübung von Stimmrechten oder die Anerkennung von Vollmachten verweigern, wenn sich ein Nominee oder Teilnehmer weigert, gegenüber der Gesellschaft die erwähnten Informationen offenzulegen.	(2)	If a Clearing Nominee grants proxies to Participants, the Participants must disclose to the Company at its written request the names, addresses and share holdings of each of the persons who have deposited shares with such Participant. The Board of Directors may, in its discretion, refuse to give effect to any such proxy if a Participant fails to make the required disclosure.

(3)	Wenn ein Nominee Stimmrechte auszuüben oder Vollmachten zu gewähren wünscht, muss er gegenüber der Gesellschaft auf deren schriftliche Anfrage die Namen, Adressen und Aktienbestände jeder Person offenlegen, für die der Nominee diejenigen Aktien hält, deren Stimmrecht er auszuüben oder bezüglich derer er Vollmachten zu erteilen wünscht. Der Verwaltungsrat kann mittels eines Ermessensentscheid die Ausübung von Stimmrechten oder die Anerkennung von Vollmachten verweigern, wenn sich ein Nominee weigert, gegenüber der Gesellschaft die erwähnten Informationen offenzulegen.	(3)	If a Nominee wishes to exercise voting rights or grant proxies, it must disclose to the Company at its written request the names, addresses and share holdings of each of the persons for who such Nominee is holding the shares that it wishes to vote or in relation to which it grants proxies. The Board of Directors may, in its discretion, refuse to give effect to any such vote or proxy if a Nominee fails to make the required disclosure.

(4)	Wenn eine Person wirtschaftlich an mehr Aktien als der durch die Eintragungsbeschränkung definierten Anzahl berechtigt ist, so ist diese Person nur befugt, diejenigen Stimmen an einer ordentlichen oder ausserordentlichen Generalversammlung abzugeben, welche sich aus der Anzahl vertretener Aktien ergeben, die anzahlmässig der Eintragungsbeschränkung entsprechen (vorbehältlich den Bestimmungen in Artikel 7). Die Anzahl der von einer Person wirtschaftlich beherrschten Aktien und die einer Person zustehenden Anzahl Stimmen wird durch den Verwaltungsrat nach Treu und Glauben festgelegt. Zwecks Umsetzung der Bestimmungen dieses Artikels ist der Verwaltungsrat ermächtigt, jederzeit von jeder Person, welche öffentlich	(4)	If any person Beneficially Owns shares in excess of the Cap, such person shall only be entitled to cast votes at any annual or special General Meeting of Shareholders represented by the number of shares that is equal to the Cap (subject to the provisions of Article 7). Determinations with respect to the number of shares Beneficially Owned by any person and the number of votes any person is entitled to shall be made by the Board of Directors acting in good faith. In furtherance of the provisions of this section, the Board of Directors is authorized at any time to request from any person which discloses publicly, including in any filing with the SEC, or to the Company, that it Beneficially Owns shares, that such person provide information with respect to all

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	bekanntgibt, an Aktien wirtschaftlich berechtigt zu sein, einschliesslich durch Meldungen an die SEC, oder der Gesellschaft dies anzeigt, zu verlangen, dass diese Person Auskunft gibt hinsichtlich aller Aktien, an denen sie wirtschaftlich berechtigt ist und die entweder direkt oder indirekt durch Nominees oder andere Personen zu ihren Gunsten gehalten werden.		shares that it Beneficially Owns, either directly or which are being held by Nominees or other persons on its behalf.

(5)	Der Verwaltungsrat kann Ausnahmen von der in diesem Artikel 14 enthaltenen Stimmrechtsbeschränkung bewilligen, um Personen, denen die wirtschaftliche Berechtigung an Aktien über die Stimmrechtsbeschränkung hinaus zustehen, die Stimmabgabe an einer ordentlichen oder ausserordentlichen Generalversammlung für die vertretenen Aktien über die Stimmrechtsbeschränkung hinaus zu ermöglichen, einschliesslich und nicht im Sinne einer abschliessenden Aufzählung (i) in Bezug auf Nominees und Clearing Nominees und (ii) in Bezug auf Aktien über die Stimmrechtsbeschränkung hinaus, an denen eine Gegenpartei zu einer Fusion, einem Zusammenschluss, einem Joint Venture, einer Partnerschaft, einem Aktientausch, einer strategischen Allianz oder einer Sacheinlage wirtschaftlich berechtigt ist oder einer Person, die in einer Spaltung, einer Umwandlung oder in andere besondere Umstände involviert ist, wie bspw. ein Übernahmeangebot in Bezug auf die Gesellschaft, welches die Gesellschaft handelnd durch die Mehrheit des Verwaltungsrates gutgeheissen und den Aktionären der Gesellschaft zur Annahme empfohlen hat. Soweit nicht vom Verwaltungsrat anderweitig festgelegt, gelten die in Artikel 14 enthaltenen Stimmrechtsbeschränkungen nicht für Clearing Nominees, wobei die Stimmrechtsbeschränkung auch in Bezug auf von Clearing Nominees für einen wirtschaftlich Berechtigten gehaltenen Aktien gelten und zwar in Bezug auf alle von einem wirtschaftliche Berechtigten gehaltenen Aktien, ob direkt oder indirekt durch einen oder mehrere Nominees.	(5)	The Board of Directors may approve exceptions to the voting limitation contained in this Article 14 to allow persons Beneficially Owning shares in excess of the Cap to cast votes at any annual or special General Meeting of Shareholders represented by shares Beneficially Owned by such person in excess of the Cap, including without limitation exceptions (i) with respect to Nominees and Clearing Nominees and (ii) with respect to shares in excess of the Cap that are Beneficially Owned by a counterparty to a merger, consolidation, joint venture, partnership, share exchange, strategic alliance or contribution in kind or a person involved in a demerger, conversion or other special circumstances such as a tender offer in relation to the Company that the Company acting through a majority of the Board of Directors has approved and recommended to the Company’s shareholders. Unless the Board of Directors determines otherwise, the voting limitation contained in this Article 14 shall not apply to Clearing Nominees, except that the Cap on voting shall apply with respect to shares held by Clearing Nominees on behalf of a Beneficial Owner in respect of all shares Beneficially Owned by such Beneficial Owner whether directly or indirectly through one or more Nominees.

(6)	Die Stimmrechtsbeschränkung gemäss Artikel 14 Absatz 4 findet keine Anwendung auf die rechtmässige Stimmrechtsausübung für institutionelle Stimmrechtsvertreter.	(6)	The voting limitation contained in Article 14 para. 4 shall not apply to the exercise of voting rights pursuant to the statutory rules on institutional shareholder representatives.

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Artikel 15 Beschlüsse und Wahlen		Article 15 Resolutions and Elections

(1)	Sofern das Gesetz oder diese Statuten nicht anderes vorsehen, fasst die Generalversammlung ihre Beschlüsse und entscheidet ihre Wahlen mit der absoluten Mehrheit der an der Generalversammlung vertretenen Aktienstimmen. Absolute Mehrheit bedeutet die Hälfte plus eine der Aktienstimmen, die an der Generalversammlung vertreten sind und die in Bezug auf die entsprechende Beschlussfassung oder Wahl stimmberechtigt sind; nicht stimmberechtigte Aktienstimmen gelten mit Bezug auf die entsprechende Beschlussfassung oder Wahl als nicht vertretene Aktien (so dass hinsichtlich der Berechnung der Anzahl vertretener und stimmberechtigter Aktien mit Bezug auf eine Beschlussfassung oder Wahl Enthaltungen berücksichtigt, aber “Broker Non-Votes” nicht berücksichtigt werden).	(1)	Unless otherwise provided for in these Articles of Association or as required by law, the General Meeting of Shareholders shall take resolutions and conduct elections upon an absolute majority of the shares represented at the General Meeting of Shareholders. Absolute majority means half plus one of the shares represented at the General Meeting of Shareholders and eligible to be voted with respect to the relevant resolution or election; shares not eligible to be voted shall be deemed not to be represented with respect to the relevant resolution or election (such that abstentions shall be included, but Broker Non-Votes shall not be included in the calculation of the number of shares represented at the meeting and eligible to be voted with respect to the relevant resolution or election).

(2)	Die Generalversammlung wählt die Mitglieder des Verwaltungsrates mit der absoluten Mehrheit der an einer Generalversammlung abgegebenen Stimmen. Sofern der Vorsitzende feststellt, dass die Anzahl der vorgeschlagenen Verwaltungsratskandidaten die Anzahl zu wählender Verwaltungsräte übersteigt, werden die Verwaltungsräte durch Pluralität der (persönlich oder in Vertretung) abgegebenen und stimmberechtigten Ja-Stimmen gewählt (so dass hinsichtlich der Berechnung der Anzahl abgegebener Stimmen mit Bezug auf eine solche Wahl Enthaltungen und “Broker Non-Votes” nicht berücksichtigt werden). “Pluralität” bedeutet, dass derjenige, welcher die grösste Anzahl Stimmen für einen frei werdenden Sitz erhält, für diesen Verwaltungsratssitz gewählt ist.	(2)	The General Meeting of Shareholders shall decide elections of members of the Board of Directors upon an absolute majority of the votes cast at the General Meeting of Shareholders. At any election in which the Chairman determines that the number of persons properly nominated to serve as members of the Board of Directors exceeds the number of members to be elected, members are elected by the affirmative vote of a plurality of the votes cast (in person or by proxy) and eligible to be voted with respect to the relevant election at the General Meeting of Shareholders (such that abstentions and Broker Non-Votes shall not be included in the calculation of the number of votes cast with respect to such election). A “plurality” means that the individual who receives the largest number of votes cast for a board seat is selected to that board seat.

(3)	Ein amtierendes Verwaltungsratsmitglied kann mit oder ohne Grund mit mindestens 2/3 der vertretenen und in Bezug auf die Abwahl stimmberechtigten Aktien abgewählt werden (so dass hinsichtlich der Berechnung der Anzahl vertretener und stimmberechtigter Aktien mit Bezug auf die Abwahl eines Verwaltungsrats Enthaltungen berücksichtigt, aber “Broker Non-Votes” nicht berücksichtigt werden).	(3)	A serving member of the Board of Directors may be removed with or without cause only upon the approval of at least two-thirds of the shares represented at the General Meeting of Shareholders and eligible to be voted with respect to the removal of such director (such that abstentions shall be included, but Broker Non-Votes shall not be included in the calculation of the number of shares represented at the meeting and eligible to be voted with respect to the removal of such director).

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(4)	Wahlen und Abstimmungen werden durch schriftliche Stimmabgabe entschieden, sofern nicht die Generalversammlung oder deren Vorsitzender eine Wahl oder Abstimmung durch Handaufheben anordnet. Der Vorsitzende kann Wahlen oder Abstimmungen auch mit Hilfe eines elektronischen Systems abhalten lassen. Wahlen und Abstimmungen mit Hilfe eines elektronischen Systems sind den Wahlen und Abstimmungen mittels schriftlicher Stimmabgabe gleichgestellt.		(4)	Resolutions and elections shall be decided by written ballots, unless a show of hands is resolved by the General Meeting of Shareholders or is ordered by the acting chair of the General Meeting of Shareholders. The acting chair may also hold resolutions and elections by use of an electronic voting system. Electronic resolutions and elections shall be considered equal to resolutions and elections taken by way of a written ballot.

(5)	Der Vorsitzende der Generalversammlung kann jederzeit eine Wahl oder Abstimmung durch Handaufheben in Form einer schriftlichen Stimmabgabe oder mit Hilfe eines elektronischen Systems wiederholen lassen, wenn er am Resultat der Wahl oder Abstimmung zweifelt. In diesem Fall wird die zuvor durch Handaufheben durchgeführte Wahl oder Abstimmung so behandelt, als hätte sie nicht stattgefunden.		(5)	The chair of the General Meeting of Shareholders may at any time order that an election or resolution decided by a show of hands be repeated by way of a written or electronic ballot if he considers the vote to be in doubt. The resolution or election previously held by a show of hands shall then be deemed to not have taken place.

Artikel 16 Qualifizierte Mehrheiten			Article 16 Special Vote

(1)	Die Zustimmung von mindestens 66 2/3% der an der Generalversammlung vertretenen und stimmberechtigten Aktien ist erforderlich für:		(1)	The approval of at least 66 2/3% of the shares represented at the General Meeting of Shareholders and eligible to be voted shall be required for the following matters:

	(a)	die Änderung des Zwecks der Gesellschaft;		(a)	the change of the company purpose;

	(b)	die Schaffung von Stimmrechtsaktien;		(b)	the creation of shares with privileged voting rights;

	(c)	jede Änderung von Artikel 7 oder Artikel 14, Abs. 4 oder 5 dieser Statuten;		(c)	any change to Article 7 or Article 14, para. 4 or 5 of these Articles of Association;

	(d)	die Einschränkung der Übertragbarkeit von Namenaktien;		(d)	the restriction of the transferability of registered shares;

	(e)	den Erlass, die Erleichterung oder die Aufhebung der Übertragbarkeit von Namenaktien;		(e)	the waiver, reduction or withdrawal of restrictions upon the transfer of registered shares;

	(f)	eine genehmigte oder bedingte Kapitalerhöhung;		(f)	an increase of authorized or conditional share capital;

	(g)	eine Kapitalerhöhung aus Eigenkapital, gegen Sacheinlage oder zwecks Sachübernahme oder die Gewährung besonderer Vorteile;		(g)	an increase of capital out of equity, against contribution in kind, or for the purpose of acquisition of assets or the granting of special benefits;

	(h)	die Einschränkung oder Aufhebung von Bezugsrechten;		(h)	the limitation or withdrawal of pre-emptive rights;

	(i)	die Sitzverlegung der Gesellschaft;		(i)	the change of the domicile of the Company;

	(j)	die Auflösung der Gesellschaft;		(j)	the liquidation of the Company;

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	(k) die Fusion, Spaltung oder Umwandlung der Gesellschaft; und		(k) the merger, de-merger or conversion of the Company; and

	(l) die Umwandlung von Namenaktien in Inhaberaktien und umgekehrt.		(l) the conversion of registered shares into bearer shares and vice versa.

(2)	Mit Bezug auf Beschlüsse über vorstehend genannte Angelegenheiten gelten nicht stimmberechtigte Aktien für den relevanten Beschluss als nicht vertreten (so dass hinsichtlich der Berechnung der Anzahl vertretener und stimmberechtigter Aktien mit Bezug auf den relevanten Beschluss Enthaltungen berücksichtigt, aber “Broker Non-Votes” nicht berücksichtigt werden).	(2)	Shares not eligible to be voted with respect to a resolution relating to any of the foregoing matters shall be deemed not to be represented with respect to such resolution (such that abstentions shall be included, but Broker Non-Votes shall not be included, in the calculation of the number of shares represented at the meeting, and eligible to be voted with respect to such resolution).

(3)	Die Zustimmung von mindestens 75% der an der Generalversammlung vertretenen und stimmberechtigten Aktien wird benötigt für jede Änderung von Artikel 9 Abs. 1, Artikel 11, Artikel 14 Abs. 1, 2, 3 oder 6, Artikel 15 Abs. 3, diesen Artikel 16, Artikel 18, Artikel 19, Artikel 20, Artikel 23, Artikel 26 oder Artikel 29 dieser Statuten. Für einen Beschluss nicht stimmberechtigte Aktien gelten mit Bezug auf den entsprechenden Beschluss als nicht vertreten (so dass hinsichtlich der Berechnung der Anzahl vertretener und stimmberechtigter Aktien mit Bezug auf den entsprechenden Beschluss Enthaltungen berücksichtigt, aber “Broker Non-Votes” nicht berücksichtigt werden).	(3)	The approval of at least 75% of the shares represented at the General Meeting of Shareholders and eligible to be voted shall be required for any change to Article 9 para. 1, Article 11, Article 14 para. 1, 2, 3, or 6, Article 15 para. 3, this Article 16, Article 18, Article 19, Article 20, Article 23, Article 26 or Article 29 of these Articles of Association. Shares not eligible to be voted with respect to the relevant resolution shall be deemed not to be represented with respect to such resolution (such that abstentions shall be included, but Broker Non-Votes shall not be included, in the calculation of the number of shares represented at the meeting and eligible to be voted with respect to such resolution).

Artikel 17 Anwesenheitsquorum		Article 17 Presence Quorum

(1)	Jeder Beschluss und jede Wahl der Generalversammlung setzt voraus, dass zum Zeitpunkt der Konstituierung der Generalversammlung zumindest die Hälfte und eine aller stimmberechtigten Aktien anwesend ist (wobei Enthaltungen und Broker Non-Votes für das Zustandekommen eines Anwesenheitsquorums der Aktionäre als anwesend zu betrachten sind).	(1)	All resolutions and elections made by the General Meeting of Shareholders require, at the time when the General Meeting of Shareholders proceeds to business, the presence of half plus one of all shares entitled to vote (whereby abstentions and Broker Non-Votes shall be regarded as present for purposes of establishing a presence quorum of shareholders).

(2)	Nach Bekanntgabe des Erreichens des Anwesenheitsquorums an der Generalversammlung können die an der Generalversammlung vertretenen Aktionäre mit der Behandlung der traktandierten Geschäfte fortfahren, unbesehen davon, ob das gemäss Artikel 17 Absatz 1 geforderte Anwesenheitsquorum an der Generalversammlung erhalten bleibt.	(2)	Following announcement of the presence quorum at the meeting, the shareholders present at a General Meeting of Shareholders may continue to transact business, whether or not a quorum of shareholders meeting the requirement of Article 17 para. 1 above continues to be present at such General Meeting of Shareholders.

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Artikel 18 Anzahl Verwaltungsräte	Article 18 Number of Directors

Der Verwaltungsrat besteht zu Beginn aus 11 Mitgliedern. Änderungen der Anzahl Mitglieder können mit Zustimmung von mindestens 2/3 der an der Generalversammlung vertretenen und hinsichtlich der Änderung der Anzahl Verwaltungsräte stimmberechtigten Aktienstimmen vorgenommen werden, wobei, wenn die Gesellschaft, handelnd durch eine Mehrheit der Verwaltungsräte, den Aktionären eine solche Statutenänderung vorgeschlagen hat, (1) das spezielle Mehrheitserfordernis gemäss diesem Artikel 18 keine Anwendung findet in Bezug auf eine entsprechende Statutenänderung durch die Generalversammlung, zu deren Handen der Verwaltungsrat einen entsprechenden Vorschlag gemacht hat, und (2) sofern vom Gesetz nichts anderes vorgeschrieben ist (in welchem Fall die vorgeschriebene Mehrheit zur Anwendung käme), die erforderliche Mehrheit für eine solche Statutenänderungen derjenigen gemäss Artikel 15 Absatz 1 entspricht. Aktien, die mit Bezug auf den Beschluss der Änderung der Anzahl Verwaltungsräte nicht stimmberechtigt sind, gelten beim entsprechenden Beschluss als nicht vertreten (so dass hinsichtlich der Berechnung der Anzahl vertretener und stimmberechtigter Aktien mit Bezug auf den entsprechenden Beschluss Enthaltungen berücksichtigt werden, aber Broker Non-Votes nicht berücksichtigt werden).	The Board of Directors shall initially consist of 11 members, subject to a change in the number of members with the approval of at least two-thirds of the shares represented at the General Meeting of Shareholders and eligible to be voted with respect to a change in the number of directors, provided that if the Company acting through a majority of the Board of Directors has recommended to the Company’s shareholders that they approve such action, (1) the super majority requirement set forth in this Article 18 shall not apply with respect to such action for purposes of the General Meeting of Shareholders at which the Board of Directors has made such recommendation and (2) except as otherwise provided by law (in which case the required approval shall be as so provided), the required majority for such action shall be as set forth in Article 15 para. 1. Shares not eligible to be voted with respect to a change in the number of directors shall be deemed not to be represented at the relevant resolution (such that abstentions shall be included, but Broker Non-Votes shall not be included, in the calculation of the number of shares represented at the meeting and eligible to be voted with respect to such resolution).

Artikel 19 Amtsdauer	Article 19 Term of Office

(1) Die Verwaltungsräte werden in drei (3) Klassen eingeteilt, die als Klasse I, Klasse II und Klasse III bezeichnet werden, wobei jede Klasse so genau wie möglich aus einem Drittel der gesamten Anzahl Verwaltungsräte bestehen soll. Die Amtsdauer der erstmals gewählten Verwaltungsräte der Klasse I endet an der ordentlichen Generalversammlung der Aktionäre 2013. Die Amtsdauer der erstmals gewählten Verwaltungsräte der Klasse II endet an der ordentlichen Generalversammlung der Aktionäre 2014. Die Amtsdauer der erstmals gewählten Verwaltungsräte der Klasse III endet an der ordentlichen Generalversammlung der Aktionäre 2015. Anlässlich jeder ordentlichen Generalversammlung der Aktionäre, beginnend mit der ersten regulär angesetzten ordentlichen Generalversammlung 2013, soll der jeweilige Nachfolger eines erstmals gewähltenVerwaltungsrates einer Klasse, dessen Amtsdauer bei der jeweiligen ordentlichen Generalversammlung abgelaufen ist, für eine Amtsdauer von drei Jahren gewählt werden, die bis	(1) The directors are divided into three (3) classes designated Class I, Class II and Class III, each class to consist as nearly as possible of one-third of the number of directors then constituting the whole Board. The term of office for the initial directors in Class I shall expire at the annual General Meeting of Shareholders in 2013. The term of office for the initial directors in Class II shall expire at the annual General Meeting of Shareholders in 2014. The term of office for the initial directors in Class III shall expire at the annual General Meeting of Shareholders in 2015. At each annual General Meeting of Shareholders, commencing with the first regularly scheduled annual General Meeting of Shareholders in 2013, each of the successors elected to replace the initial directors of a class whose term shall have expired at such annual General Meeting of Shareholders shall be elected to hold office for a three year term until the third annual General Meeting of Shareholders next succeeding his or her election and until his or her respective successor shall have been duly elected. Notwithstanding the

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zur dritten seiner Wahl folgenden ordentlichen Generalversammlung und bis sein bzw. ihr jeweiliger Nachfolger ordentlich gewählt ist, dauern soll. Ungeachtet der vorstehenden Bestimmungen dieses Artikels 19 soll jedes Verwaltungsratsmitglied im Amt bleiben, bis sein Nachfolger bzw. seine Nachfolgerin ordentlich gewählt worden ist oder bis zu seinem oder ihrem Tod, Rücktritt oder seiner oder ihrer Abwahl. Sofern die Anzahl der Verwaltungsratsmitglieder nach Inkrafttreten der Statuten geändert wird, ist jede neu geschaffene bzw. gestrichene Stelle eines Verwaltungsrates den Klassen so zuzuteilen, dass die einzelnen Klassen im Rahmen des praktisch Realisierbaren möglichst gleich gross sind, wobei eine Reduzierung der Anzahl Verwaltungsräte keine Verkürzung der Amtsdauer eines bestehenden Verwaltungsratsmitgliedes zur Folge haben darf.	foregoing provisions of this Article 19, each director shall serve until his or her successor is duly elected or until his or her death, resignation, or removal. If the number of directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(2) Sofern vor Ende einer Amtsdauer ein Verwaltungsratsmitglied aus irgend einem Grund ersetzt werden sollte, läuft die Amtsdauer des neu gewählten Mitglieds des Verwaltungsrats am Ende der Amtsdauer seines Vorgängers bzw. seiner Vorgängerin ab.	(2) If, before the expiration of his or her term of office, a Director should be replaced for whatever reason, the term of office of the newly elected member of the Board of Directors shall expire at the end of the term of office of his or her predecessor.

Artikel 20 Organisation des Verwaltungsrats	Article 20 Organization of the Board

Der Verwaltungsrat konstituiert sich selber. Er wählt seinen Präsidenten und einen Sekretär, der nicht dem Verwaltungsrat angehören muss. Bei Stimmengleichheit anlässlich eines Beschlusses des Verwaltungsrats hat der Präsident keinen Stichentscheid.	The Board of Directors shall constitute itself. It shall appoint its Chairman and a Secretary who does not need to be a member of the Board of Directors. In the event of a tie vote with respect to any resolution of the Board of Directors, the Chairman does not have a casting or deciding vote.

Artikel 21 Schadloshaltung	Article 21 Indemnification

(1) Die Gesellschaft hält die gegenwärtigen und ehemaligen Mitglieder des Verwaltungsrates, die mit der Geschäftsführung befassten Personen, die vom Verwaltungsrat als solche bestimmt sind, sowie jede Person, die auf Ersuchen der Gesellschaft als Verwaltungsrat oder als eine mit der Geschäftsführung befasste Person einer anderen Gesellschaft tätig war (jeder einzelne dieser Personen eine “Versicherte Person”) soweit als möglich im Rahmen des gesetzlich Zulässigen schadlos für alle Ausgaben, inklusive Anwaltshonorare, Gerichtsurteile, Bussen und vergleichsweise bezahlte oder zu bezahlende Summen, die vernünftigerweise im Zusammenhang mit drohenden, hängigen oder abgeschlossene Klagen, Prozessen oder Verfahren sowohl zivilrechtlicher, verwaltungsrechtlicher als auch strafrechtlicher Natur entstehen oder entstanden	(1) To the fullest extent permitted by law, the Company shall indemnify any current or former member of the Board of Directors, officer as defined or appointed by the Board of Directors or any person who is serving or has served at the request of the Company as a member of the Board of Directors or as an officer of another corporation (each individually, a “Covered Person”), against any expenses, including attorneys’ fees, judgments, fines, and amounts paid or to be paid in settlement actually and reasonably incurred or to be incurred by him or her in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which he or she was, is, or is threatened to be made a party, or is otherwise involved (each a “proceeding”), because he or she is or was a Covered Person.

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	sind, in welchen die Versicherte Person Partei war, ist, oder angedroht ist, dass sie eine Partei werden wird, oder in welchen die Versicherte Person auf andere Weise involviert ist (je ein “Verfahren”), weil sie eine Versicherte Person war oder ist. Ungeachtet des vorangehenden Satzes gilt dieser Absatz nicht für die Revisionsstelle oder die Spezialrevisionsstelle der Gesellschaft.		Notwithstanding the preceding sentence, this section shall not extend to any person holding the office of auditor or special auditor in relation to the Company.

(2)	Eine Schadloshaltung durch die Gesellschaft gemäss diesem Artikel 21 kommt nur in Frage, wenn im Einzelfall entschieden wird, dass die Schadloshaltung unter den vorliegenden Umständen angebracht ist, weil die Voraussetzungen gemäss Artikel 21 Abs. 1 erfüllt sind. Eine solche Entscheidung betreffend einer Versicherten Person, die zu diesem Zeitpunkt Mitglied des Verwaltungsrates oder der Geschäftsleitung ist, fällt (a) der Verwaltungsrat mit Mehrheitsbeschluss der nicht in das Verfahren als Partei involvierten Mitglieder, auch wenn ein erforderliches Quorum nicht erfüllt ist; (b) ein Ausschuss von solchen Verwaltungsratsmitgliedern mit Mehrheitsbeschluss, auch wenn ein erforderliches Quorum nicht erfüllt ist; (c) wenn es keine solchen Verwaltungsratsmitglieder gibt, oder wenn diese es so bestimmen, ein unabhängiger Rechtsberater durch ein schriftliches Rechtsgutachten; oder (d) die Generalversammlung. Soweit jedoch eine Versicherte Person in der Sache oder anderswie in der Verteidigung eines Verfahrens oder in der Abwehr geltend gemachter Ansprüche, Klagen oder Verfahrensangelegenheiten erfolgreich ist, wird die Versicherte Person schadlos gehalten für Ausgaben (inklusive Anwaltskosten), welche tatsächlich und vernünftigerweise in diesem Zusammenhang entstanden sind, ohne dass die Schadloshaltung im Einzelfall bewilligt werden muss.	(2)	Any indemnification under this Article 21 shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the Covered Person is proper in the circumstances because the conditions under Article 21 para. (1) are met. Such determination shall be made, with respect to a Covered Person who is a member of the Board of Directors or officer at the time of such determination, (a) by a majority vote of the members of the Board of Directors who are not parties to such proceeding, even though less than a quorum; (b) by a committee of such members of the Board of Directors designated by a majority vote of such the Board of Directors, even though less than a quorum; (c) if there is no such member of the Board of Directors, or if such member of the Board of Directors so directs, by independent legal counsel in a written opinion; or (d) by the General Meeting of Shareholders. To the extent, however, that any Covered Person has been successful on the merits or otherwise in defense of any proceeding, or in defense of any claim, issue or matter therein, such Covered Person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

(3)	Ausgaben, inklusive Anwaltskosten, welche im Zusammenhang mit der Verteidigung in Verfahren entstehen, für welche eine Schadloshaltung gemäss diesem Artikel 21 zulässig ist, werden durch die Gesellschaft vor dem endgültigen Entscheid über dieses Verfahren vorgeschossen, nachdem die Versicherte Person gegenüber dem Verwaltungsrat eine Zusicherung abgegeben hat, den Betrag zurückzuzahlen, falls festgestellt wird, dass sie gemäss diesen Statuten nicht zur Schadloshaltung durch die Gesellschaft berechtigt ist.	(3)	Expenses, including attorneys’ fees, incurred in defending any proceeding for which indemnification is permitted pursuant to this Article 21 shall be paid by the Company in advance of the final disposition of such proceeding upon receipt by the Board of Directors of an undertaking by or on behalf of the Covered Person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company under these Articles of Association.

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(4)	Die Schadloshaltung gemäss diesem Artikel 21 nicht als exklusiv zu betrachten (a) gegenüber anderen Rechten, welche denjenigen, die Schadloshaltung oder Vorschüsse verlangen, zustehen, sei dies gemäss Gesetz, diesen Statuten, separaten Abmachungen, durch die Gesellschaft abgeschlossene Versicherungen, Entscheide der Aktionäre oder von unbeteiligten Mitgliedern des Verwaltungsrates, oder gemäss dem Entscheid (irgendwelcher Art) eines zuständigen Gerichts, oder aus anderen Gründen, jeweils in Bezug auf deren offizielle Funktion und im Hinblick auf eine andere Funktion während der betreffenden Amtszeit, oder (b) gegenüber dem Recht der Gesellschaft, jede Person, die Angestellte oder Beauftragte der Gesellschaft oder - auf Wunsch der Gesellschaft - einer anderen Gesellschaft, eines Joint-Ventures, eines Trusts oder einer anderen Unternehmung ist oder war, im selben Umfang und in den selben Situationen und unter Vorbehalt der selben Entscheide wie oben für Versicherte Personen beschrieben, schadlos zu halten. In Artikel 21 bedeuten Bezugnahmen auf die “Gesellschaft” auch betroffene Gesellschaften im Rahmen einer Konsolidierung oder Fusion, in welchen die Gesellschaft oder eine ihrer Vorgängerinnen aufgrund einer Konsolidierung oder Fusion involviert waren. Die Schadloshaltung gemäss Artikel 21 gilt auch für Personen, die nicht mehr als Verwaltungsräte oder mit der Geschäftsführung betraute Personen tätig sind und kommt auch ihren Erben, Willensvollstreckern und Erbschaftsverwaltern zugute.	(4)	The indemnification provided by this Article 21 shall not be deemed exclusive (a) of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, these Articles of Association, any separate agreement, any insurance purchased by the Company, vote of shareholders or disinterested members of the Board of Directors, or pursuant to the direction (however embodied) of any court of competent jurisdiction, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, or (b) of the power of the Company to indemnify any person who is or was an employee or agent of the Company or of another corporation, joint venture, trust or other enterprise which he or she is serving or has served at the request of the Company, to the same extent and in the same situations and subject to the same determinations as are hereinabove set forth with respect to a Covered Person. As used in this Article 21, references to the “Company” include all constituent corporations in a consolidation or merger in which the Company or a predecessor to the Company by consolidation or merger was involved. The indemnification provided by this Article 21 shall continue as to a person who has ceased to be a member of the Board of Directors or officer and shall inure to the benefit of their heirs, executors, and administrators.

(5)	Die Gesellschaft kann Versicherungen abschliessen für Versicherte Personen oder für Personen, die auf Wunsch der Gesellschaft als Verwaltungsrat, Geschäftsleitungsmitglied, Angestellter oder Beauftragter einer anderen Gesellschaft, einer Partnership, eines Joint Ventures, eines Trusts oder eines anderen Unternehmens, oder in einer treuhänderischen oder anderen Funktion im Rahmen eines von der Gesellschaft unterhaltenen Mitarbeiterbeteiligungsplanes, tätig sind oder waren, gegen Haftungsansprüche, die gegen diese Personen in ihrer jeweiligen Funktion oder dem resultierenden Status vorgebracht werden und diese belasten, unabhängig davon, ob die Gesellschaft die Ermächtigung hätte, diese Personen gegen einen solchen Haftungsanspruch gemäss Artikel 21 schadlos zu halten. Die Versicherungsprämien werden der Gesellschaft in Rechnung gestellt und von dieser oder ihren Tochtergesellschaften bezahlt.	(5)	The Company may procure insurance on behalf of any Covered Person, or any person who is or was serving at the request of the Company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, or in a fiduciary or other capacity with respect to any employee benefit plan maintained by the Company, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability under the provisions of this Article 21. The insurance premiums shall be charged to and paid by the Company or its subsidiaries.

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(6)	Eine Aufhebung oder Änderung von Artikel 21 darf die Rechte eines Verwaltungsrats, eines Geschäftsleitungsmitglieds, eines Angestellten oder Vertreters der Gesellschaft in Bezug auf jegliche Vorkommnisse oder Angelegenheiten, welche vor einer solchen Aufhebung oder Änderung eingetreten sind, in keiner Weise verschlechtern oder erschweren.	(6)	No repeal or modification of this Article 21 shall in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Company hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

Artikel 22 Oberleitung, Delegation		Article 22 Ultimate Direction, Delegation

(1)	Der Verwaltungsrat hat die Oberleitung der Gesellschaft sowie die Aufsicht über die Geschäftsleitung. Er vertritt die Gesellschaft gegenüber Dritten und kann in allen Angelegenheiten Beschluss fassen, welche nicht gemäss Gesetz, Statuten oder vom Verwaltungsrat erlassenen Reglementen einem anderen Organ zugewiesen sind.	(1)	The Board of Directors is entrusted with the ultimate direction of the Company as well as the supervision of the management. It represents the Company towards third parties and attends to all matters which are not delegated to or reserved for another corporate body of the Company by law, the Articles of Association or regulations issued by the Board of Directors.

(2)	Der Verwaltungsrat kann aus seiner Mitte Ausschüsse bestellen oder einzelne Mitglieder bestimmen, welche mit der Vorbereitung und/oder Ausführung seiner Beschlüsse oder der Überwachung der Geschäfte betraut sind.	(2)	The Board of Directors may delegate preparation and/or implementation of its decisions and supervision of the business to committees or to individual members of the Board of Directors.

(3)	Mit Ausnahme der unübertragbaren Befugnisse kann der Verwaltungsrat die Geschäftsführung ganz oder teilweise sowie die Vertretungsberechtigung an einzelne oder mehrere Personen, einschliesslich Mitglieder des Verwaltungsrats, oder an Dritte, welche keine Aktionäre zu sein brauchen, übertragen. Der Verwaltungsrat erlässt hierzu Reglemente und die erforderliche vertraglichen Rahmenbedingungen.	(3)	While reserving its non-transferable powers, the Board of Directors may further delegate the management of the business or parts thereof and representation of the Company to one or more persons, including members of the Board of Directors or others who need not be shareholders. The Board of Directors shall record all such arrangements in a set of regulations for the Company and set up the necessary contractual framework.

(4)	Das Organisationsreglement wird vom Verwaltungsrat festgelegt.	(4)	The organizational regulations shall be defined by the Board of Directors.

Artikel 23 Befugnisse		Article 23 Duties

Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Befugnisse:		The Board of Directors has the following non-transferable and inalienable duties:

(1)	die Oberleitung der Gesellschaft sowie die Schaffung der entsprechenden Reglemente und Verfahren im Hinblick auf eine ordnungsgemässe Organisation des Geschäfts;	(1)	to ultimately manage and direct the Company and to establish such regulations and procedures to properly organize its business;

(2)	die Festlegung der Organisation und der Strategie;	(2)	to determine the overall organization and strategy;

(3)	die Ausgestaltung ihres Rechnungswesens, namentlich die Bestimmung der anzuwendenden Rechnungslegungsprinzipien, der Strukturierung des Buchhaltungssystems, der Finanzkontrolle und der internen Revision sowie die Organisation der Finanzplanung;	(3)	to organize its finances, in particular to determine the applicable accounting principles, the structuring of the accounting system, the financial controls and the internal audit function as well as organize its financial planning;

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(4)	die Ernennung und Abberufung der mit der Geschäftsleitung und der Vertretung betrauten Personen;	(4)	to appoint and remove the persons entrusted with the management and representation of the Company;

(5)	die Erteilung der Zeichnungsberechtigung im Namen der Gesellschaft;	(5)	to grant signatory power in the name and on behalf of the Company;

(6)	die Verifizierung der Qualifikationen der besonders befähigten unabhängigen Revisionsstelle der Gesellschaft;	(6)	to verify the professional qualifications of the specially qualified independent auditor of the Company;

(7)	die Oberaufsicht über die mit der Geschäftsführung und der Vertretung betrauten Personen der Gesellschaft, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und anderen Weisungen;	(7)	to ultimately supervise the persons entrusted with the management of the Company, in particular with respect to their compliance with the law, the Articles of Association, the Organizational Regulations and other regulations and directives;

(8)	die Erstellung des Geschäftsberichts der Gesellschaft (einschliesslich Jahresrechnung) sowie die Organisation und Durchführung der Generalversammlung und die Ausführung ihrer Beschlüsse;	(8)	to prepare the Company’s business report (including the financial statements) as well as to organize and conduct the General Meeting of Shareholders, and to implement shareholder resolutions;

(9)	Beschlussfassung betreffend Kapitalerhöhungen, sofern diese in der Kompetenz des Verwaltungsrates liegen, sowie die damit verbundenen Feststellungsbeschlüsse und Änderungen dieser Statuten;	(9)	to pass resolutions regarding increases in share capital, as far as they are within the competence of the Board of Directors as well as the adoption of capital increases and the amendments to these Articles of Association entailed therewith;

(10)	der Vorschlag von Sanierungsmassnahmen an die Generalversammlung, wenn die Hälfte des Aktienkapitals und der gesetzlichen Reserven der Gesellschaft nicht mehr durch die Nettoaktiven gedeckt ist;	(10)	to propose reorganization measures to the General Meeting of Shareholders if half the share capital and the legal reserves are no longer covered by the Company’s net assets;

(11)	die Benachrichtigung des Richters im Falle der Überschuldung der Gesellschaft; und	(11)	to notify the judge in the case of over-indebtedness of the Company; and

(12)	die Genehmigung von Vereinbarungen betreffend Fusionen, Spaltungen, Umwandlungen oder Vermögensübertragungen, bei welchen die Gesellschaft Partei ist, soweit gemäss Schweizerischem Fusionsgesetz erforderlich.	(12)	to approve any agreements to which the Company is a party relating to mergers, demergers, transformations and/or transfer of assets, to the extent required pursuant to the Swiss Merger Act.

Artikel 24 Geschäftsjahr und Buchhaltung		Article 24 Fiscal Year and Accounts

(1)	Der Verwaltungsrat bestimmt das Geschäftsjahr.	(1)	The Board of Directors determines the fiscal year.

(2)	Die Gesellschaft stellt sicher, dass die Bücher entsprechend dem geltenden Recht geführt und aufbewahrt werden. Die Bücher werden am Sitz der Gesellschaft oder an einem anderen Ort oder anderen Orten geführt und aufbewahrt, die der Verwaltungsrat für geeignet erachtet, und können jederzeit von den Verwaltungsratsmitgliedern eingesehen werden.	(2)	The Company will ensure that proper records of accounts are kept in accordance with applicable law. The records of account shall be kept at the registered office of the Company or at such other place or places as the Board of Directors thinks fit, and shall at all times be open to inspection by the members of the Board of Directors.

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(3)	Kein Aktionär (der nicht zugleich Geschäftsleitungsmitglied der Gesellschaft ist) hat das Recht, Buchhaltungsunterlagen oder Bücher oder Dokumente der Gesellschaft einzusehen, es sei denn, das Gesetz verleihe ihm dieses Recht oder der Verwaltungsrat bewillige die Einsichtnahme. Eine Kopie des Jahresberichts (inklusive Jahresrechnung), welcher der Generalversammlung der Gesellschaft vorgelegt wird, inklusive Revisionsbericht, wird auf Verlangen jedem Aktionär zugeschickt.	(3)	No shareholder (other than an officer of the Company) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorized by the Board of Directors. A copy of the annual report (including financial statements) which is to be approved at the annual General Meeting of Shareholders, together with the auditor’s report, shall upon request be sent to each shareholder.

Artikel 25 Amtsdauer, Befugnisse und Rechte		Article 25 Term, Powers and Duties

(1)	Die Revisionsstelle wird von der Generalversammlung gewählt. Rechte und Pflichten der Revisionsstelle bestimmen sich nach den gesetzlichen Vorschriften.	(1)	The Auditor shall be elected by the General Meeting of Shareholders and shall have the powers and duties vested in them by law.

(2)	Die Generalversammlung kann eine Spezialrevisionsstelle ernennen, welche die vom Gesetz bei Kapitalerhöhungen und Kapitalherabsetzungen verlangten Prüfungsbestätigungen abgibt.	(2)	The General Meeting may appoint a special auditing firm entrusted with the examinations required by applicable law in connection with share capital increases or share capital reductions.

(3)	Die Amtsdauer der Revisionsstelle und (falls eingesetzt) der Spezialrevisionsstelle beträgt ein Jahr. Die Amtsdauer beginnt mit dem Tag der Wahl und endet mit der ersten darauf folgenden ordentlichen Generalversammlung.	(3)	The term of office of the Auditor and (if appointed) the special auditor shall be one year. The term of office shall commence on the day of election, and shall terminate on the first annual ordinary General Meeting of Shareholders following their election.

Artikel 26 Auflösung und Liquidation		Article 26 Dissolution and Liquidation

(1)	Die Generalversammlung kann jederzeit in Übereinstimmung mit den gesetzlichen und statutarischen Bestimmungen die Auflösung und die Liquidation der Gesellschaft beschliessen.	(1)	The General Meeting may at any time resolve the dissolution and liquidation of the Company in accordance with the provisions of the law and of the Articles of Association.

(2)	Die Liquidation wird durch den Verwaltungsrat besorgt, sofern sie nicht durch die Generalversammlung einer anderen Person übertragen wird.	(2)	The liquidation shall be carried out by the Board of Directors to the extent that the General Meeting has not entrusted the same to other persons.

(3)	Die Liquidation ist gemäss Art. 742 ff. OR durchzuführen. Dabei können die Liquidatoren über das Vermögen der Gesellschaft (einschliesslich Immobilien) durch privaten Rechtsakt verfügen.	(3)	The liquidation of the Company shall take place in accordance with art. 742 et seq. of the Swiss Code of Obligations. The liquidators are authorized to dispose of the assets (including real estate) by way of private contract.

(4)	Das Vermögen der aufgelösten Gesellschaft wird nach Tilgung ihrer Schulden unter den Aktionären nach Massgabe der einbezahlten Beträge verteilt.	(4)	After all debts have been satisfied, the net proceeds shall be distributed among the shareholders in proportion to the amounts paid-in.

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Artikel 27 Mitteilungen und Bekanntmachungen		Article 27 Communications and Announcements

(1)	Das “Schweizerische Handelsamtsblatt” ist das offizielle Publikationsorgan der Gesellschaft.	(1)	The official means of publication of the Company shall be the “Schweizerisches Handelsamtsblatt”.

(2)	Einladungen der Aktionäre sowie andere Bekanntmachungen der Gesellschaft erfolgen durch Publikation im “Schweizerischen Handelsamtsblatt”.	(2)	Shareholder invitations and communications of the Company shall be published in the “Schweizerisches Handelsamtsblatt”.

Artikel 28 Sprache der Statuten		Article 28 Language of the Articles of Association

Im Falle eines Widerspruchs zwischen der deutschen und jeder anderen Fassung dieser Statuten ist die deutsche Fassung massgeblich.		In the event of any deviations between the German version of these Articles of Association and any version in any other language, the German authentic text prevails.

Artikel 29 Zusätzlich definierte Begriffe		Article 29 Additional Defined Terms

(1)	“wirtschaftlich berechtigt sein” oder “wirtschaftlich berechtigt” bedeutet, mit Bezug auf Aktien oder andere Wertpapiere der Gesellschaft und mit Bezug auf jede Person, Aktien oder andere Wertpapiere der Gesellschaft, an welchen diese Person direkt oder indirekt der wirtschaftlich Berechtigte ist.	(1)	“Beneficially Own” or “Beneficially Owned”, with respect to shares or other securities of the Company and any person, shall mean shares or other securities of the Company of which such person is, directly or indirectly, the Beneficial Owner.

(2)	“wirtschaftlich Berechtigter” bedeutet mit Bezug auf Aktien oder andere Wertpapiere der Gesellschaft eine Person, welche an solchen Aktien oder anderen Wertpapieren der Gesellschaft im Sinne von Absatz 13(d) Exchange Act und den entsprechenden Bestimmungen und Reglementen wirtschaftlich berechtigt ist (einschliesslich, um Zweifel auszuschliessen, Aktien oder andere Wertpapiere, welche eine solche Person im direkten Eigentum hält), wobei (a) die Feststellung, ob eine Person wirtschaftlich Berechtigter einer Aktie oder eines anderen Wertpapiers gemäss Rule 13d-3(d)(1) des Exchange Act ist, unbesehen davon gemacht werden soll, ob eine solche Person das Recht hat, die wirtschaftliche Berechtigung an einer solchen Aktie oder einem solchen Wertpapier innerhalb von sechzig Tagen zu erwerben, (b) eine Person als wirtschaftlich Berechtigter von Aktien oder anderen Wertpapieren gilt, die Gegenstand eines derivativen Instruments sind (wie unter Rule 16a-1 des Exchange Act definiert), einem solchen als Referenzpapier dienen oder unterliegen, welches von einer solchen Person gehalten wird und dessen Wert zusammen mit dem Wert der zugrunde liegenden Aktie oder anderen Wertpapieren steigt, einschliesslich einer long-convertible-security, einer long-call-option und einer short-put-option Position, und die entsprechenden zugrunde liegenden Aktien oder anderen Wertpapiere als im Eigentum dieser Person stehend gelten und zwar in jedem Falle unbesehen	(2)	“Beneficial Owner”, with respect to shares or other securities of the Company, shall mean such person which “beneficially owns” such shares or other securities, within the meaning of Section 13(d) of the Exchange Act and the rules and regulations thereunder (including for the avoidance of doubt any shares or other securities that such person directly owns), provided that (a) the determination as to whether a person has Beneficial Ownership of a share or other security pursuant to Rule 13d-3(d)(1) under the Exchange Act shall be made without regard to whether or not such person has the right to acquire beneficial ownership of such share or other security within sixty days, (b) a person shall be deemed to be the Beneficial Owner of shares or other securities which are the subject of, or the reference securities for, or that underlie, any derivative security (as defined under Rule 16a-1 under the Exchange Act) held by such person that increase in value as the value of the underlying share or other security increases, including a long convertible security, a long call option and a short put option position and such underlying shares or other securities shall be deemed to be owned, in each case, regardless of whether (i) such derivative security conveys any voting rights in such shares or other securities, (ii) such derivative security is required to be, or is capable of being, settled through delivery of such shares or other securities or (iii) transactions hedge the economic effect of such derivative security, (c) a

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davon, ob (i) solche derivativen Instrumente Stimmrechte an solchen Aktien oder Wertpapieren vermitteln, (ii) solche derivativen Instrumente durch die Lieferung solcher Aktien oder anderer Wertpapiere abgewickelt werden müssen oder können oder (iii) Hedging-Transaktionen die wirtschaftlichen Auswirkungen solcher derivativen Instrumente absichern, (c) eine Person als wirtschaftlich Berechtigter von Aktien oder anderen Wertpapieren gilt, bezüglich derer eine solche Person über eine Vollmacht oder ein anderes vertragliches Stimmrecht verfügt (einschliesslich bedingter Rechte), es sei denn, ein solches Stimmrecht bestehe ausschliesslich aufgrund einer widerruflichen Vollmacht oder einer Zustimmungserklärung, die eine solche Person im Rahmen einer öffentlichen Einholung von Vollmachten oder Zustimmungserklärungen erhalten hat, die generell allen Inhabern von Aktien oder anderen Wertpapieren gemäss den anwendbaren Bestimmungen und Reglementen unter dem Exchange Act unterbreitet wurden, und (d) der Verwaltungsrat oder ein vom Verwaltungsrat bezeichneter Ausschuss weitere Details bezüglich der Feststellung der wirtschaftlichen Berechtigung in separaten Reglementen festlegen kann.

Falls zwei oder mehrere Personen vereinbaren, zum Zweckes des Erwerbs, Haltens, Abstimmens oder Veräusserns von Aktien oder anderen Wertpapieren der Gesellschaft zusammenzuwirken, wird die so gebildete Gruppe als eine Person angesehen, welche die wirtschaftlich Berechtigte aller durch die Gruppe gehaltener Aktien oder anderen Wertpapiere im Gesamten ist (wobei der Verwaltungsrat oder ein vom Verwaltungsrat bezeichneter Ausschuss weitere Details in separaten Reglementen festlegen kann).

person shall be deemed to have beneficial ownership over shares or other securities for which such person holds a proxy or other contractual voting power (including contingent rights) unless such voting power arises solely from a revocable proxy or consent given to such person in response to a public proxy or consent solicitation made generally to all holders of such shares or other securities pursuant to, and in accordance with, the applicable rules and regulations under the Exchange Act and (d) the Board of Directors or a Committee designated by the Board of Directors may set out further details regarding the determination of Beneficial Ownership in separate regulations.

When two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of shares or other securities of the Company, the group formed thereby shall be considered to be one person that beneficially owns all shares or other securities owned by the group in the aggregate (as may be further set out by the Board of Directors or a Committee designated by the Board of Directors in separate regulations).

(3)	“Broker Non-Vote” bedeutet in Bezug auf einen bestimmten Beschluss oder eine bestimmte Wahl eine Aktie, die an der entsprechenden Generalversammlung der Aktionäre durch einen Broker, eine Bank oder einen anderen Nominee vertreten wird und für Zwecke der Feststellung des Präsenzquorums an einer solchen Versammlung als anwesend gilt, jedoch, soweit der Gesellschaft bekannt, im Rahmen eines solchen Beschlusses oder einer solchen Wahl aufgrund des anwendbaren Rechts nicht stimmberechtigt ist, weil ein solcher	(3)	“Broker Non-Vote” means, with respect to a particular resolution or election, a share represented at the applicable General Meeting of Shareholders by a broker, bank or other Nominee and present for purposes of establishing a quorum at such meeting, but, to the extent known by the Company, not eligible as a matter of applicable law to be voted on such resolution or election because such broker, bank or other Nominee has not received voting instructions from the Beneficial Owner of the shares or other securities and does not have the discretion

Broker, eine solche Bank oder ein solcher anderer Nominee vom wirtschaftlich Berechtigten keine Weisung zur Stimmabgabe der Aktien oder anderer Wertpapiere erhalten hat und gemäss dem	as a matter of applicable law to direct the voting of the shares or other securities with respect to such particular resolution or election.

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anwendbaren Recht nicht befugt ist, das Stimmrecht der Aktien oder anderer Wertpapiere in Bezug auf einen solchen bestimmten Beschluss oder eine solche bestimmte Wahl nach seinem Ermessen auszuüben.

(4)	“Clearing Nominee” bedeutet Nominees einer Clearing Organisation für die Aktien oder anderen Wertpapiere der Gesellschaft (wie z.B. Cede & Co., dem Nominee der Depository Trust Company, einer Clearing- und Verwahrungsstelle in den Vereinigten Staaten von Amerika), und die Depository Trust Company.	(4)	“Clearing Nominee” means Nominees of clearing organizations for the shares or other securities of the Company (such as Cede & Co., the Nominee of the Depository Trust Company, a United States securities depositary and clearing agency and the Depository Trust Company).

(5)	“Exchange Act” bedeutet “Securities Exchange Act” von 1934, inklusive sämtlicher Änderungen.	(5)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(6)	“Nominee” bedeutet eine Person, welche die Aktien oder anderen Wertpapiere im eigenen Namen direkt oder indirekt für den wirtschaftlich Berechtigen hält.	(6)	“Nominee” means a person holding shares or other securities in its own name directly or indirectly on behalf of the beneficial owner.

(7)	“Teilnehmer” bedeutet jeder Teilnehmer einer Clearing-Organisation, für welche ein Clearing Nominee handelt.	(7)	“Participant” means any participant of a clearing organization for which a Clearing Nominee is acting.

(8)	“Person” bedeutet jede natürliche Person, Personengesellschaft, Kapitalgesellschaft, Verein, Trust, Nachlass, Gesellschaft (inklusive eine GmbH) oder jede andere Einheit oder Organisation, inklusive einer Regierung, einer politisch untergeordneten Regierungsstelle, und einer Behördenagentur oder -stelle, wobei für die Bestimmung der wirtschaftlichen Berechtigung und der Stimmrechte als eine Person gilt, wer kapitalmässig, stimmenmässig, durch gemeinsame Leitung oder auf andere Weise verbunden ist oder wer sich für den Erwerb von Aktien zusammenschliesst und wer ein gemeinsames Verständnis erzielt oder ein gemeinschaftliches Unternehmen formiert oder sonstwie gemeinsam handelt, um die Bestimmungen hinsichtlich der Eintragungs- und Stimmrechtsbeschränkung zu umgehen.	(8)	“person” means any individual, general or limited partnership, corporation, association, trust, estate, company (including a limited liability company) or any other entity or organization including a government, a political subdivision or agency or instrumentality thereof, provided that for purposes of determining beneficial ownership and voting rights, those associated through capital, voting power, joint management or in any other way, or joining for the acquisition of shares, as well as all persons achieving an understanding or forming a syndicate or otherwise acting in concert to circumvent the regulations concerning the limitation on registration or voting, shall be regarded as one person.

(9)	“SEC” bedeutet United States Securities and Exchange Commission oder jeder ihrer Rechtsnachfolger.	(9)	“SEC” means the U.S. Securities and Exchange Commission or any successor thereto.

	[Date] 2012

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ANNEX G

ORGANIZATIONAL REGULATIONS

dated [—]

Pentair Ltd.

a Swiss corporation with its registered office in Schaffhausen, Switzerland

A	Scope and Basis	G-2

B	Executive (Corporate) Bodies of the Corporation	G-2

C	The Board	G-2

D	Officers	G-5

E	Board Committees	G-6

F	General Provisions	G-7

G	Final Provisions	G-7

A	Scope and Basis

These organizational regulations (the “Organizational Regulations”) are enacted by the Board of Pentair Ltd. (the “Corporation”) pursuant to art. 716b of the Swiss Code of Obligations (“CO”) and article [24] of the Corporation’s articles of association (the “Articles”). The corporate governance, internal organization and the duties, powers and responsibilities of the executive bodies of the Corporation are governed by a) the Articles, b) the Organizational Regulations, c) the charters of the Committees, and d) other regulations or charters as may be adopted by the Board of the Corporation from time to time.

B	Executive (Corporate) Bodies of the Corporation

The executive bodies of the Corporation are:

a)	The board of directors of the Corporation (“Board”), consisting of its members (each a “Director”);

b)	The chairman of the Board (“Chairman”);

c)	The committees of the Board (each a “Committee”);

d)	The Chief Executive Officer of the Corporation (“CEO”); and

e)	the other officers of the Corporation (the CEO and each other officer an “Officer” and together the “Executive Management”).

C	The Board

Section 1 - Constitution: The Board shall constitute itself. At the first meeting of the Board held after each Annual Meeting, the Board shall elect the Chairman from amongst its members. The Chairman or any Director may also be appointed as the CEO (provided that the CEO is not required to be a Director). The Board shall further appoint a secretary to the Board who does not need to be a Director.

Section 2 - Powers and Duties in General: The Board is entrusted with the ultimate management of the Corporation, the overall supervision of the business and the subsidiaries of the Corporation and the supervision and control of management. The Board shall exercise its functions as required by law, the Articles and the Organizational Regulations. The Board shall be authorized to pass resolutions on all matters that are not reserved to the General Meeting of Shareholders or to other executive bodies by applicable law, the Articles or the Organizational Regulations.

Section 3 - Powers and Duties (non-transferable): The Board has the following non-transferable duties and competencies with respect to the Corporation as set out in the Articles:

a)	to ultimately manage and direct the Corporation and to establish such regulations and procedures to properly organize its business;

b)	to determine its overall organization and strategy;

c)	to organize its finances, in particular to determine the applicable accounting principles, the structuring of the accounting system, the financial controls and the internal audit function, as well as organize its financial planning;

d)	to appoint and remove the persons entrusted with the management and representation of the Corporation;

e)	to grant signatory power in the name and on behalf of the Corporation;

f)	to verify the professional qualifications of the specially qualified independent auditor of the Corporation;

g)	to ultimately supervise the persons entrusted with the management of the Corporation, in particular with respect to their compliance with the law, the Articles of Association, the Organizational Regulations and other regulations and directives;

h)	to prepare the Corporation’s business report (including the financial statements) as well as to prepare the agenda for the General Meeting of Shareholders, and to implement shareholder resolutions;

i)	to pass resolutions regarding increases in share capital, as far as they are within the competence of the Board, as well as the adoption of capital increases and the amendments to the Articles of Association entailed therewith;

j)	to propose reorganization measures to the General Meeting of Shareholders if half of the share capital and the legal reserves is no longer covered by the Corporation’s net assets;

k)	to notify the judge in the case of over-indebtedness of the Corporation; and

l)	to approve any agreements to which the Corporation is a party relating to mergers, demergers, transformations and/or transfer of assets, to the extent required pursuant to the Swiss Merger Act.

Section 4 - Special Powers and Duties with Respect to Committees: The Board has the following further powers and responsibilities:

a)	to determine, upon the recommendation of the Governance Committee, the compensation of Directors and the Chairman;

b)	to determine, upon the recommendation of the Compensation Committee, the compensation framework for Executive Management;

c)	to consider the reports and recommendations submitted to it by Committees and resolve on the proposals of the Committees;

d)	to propose, upon recommendation by the Governance Committee, to the General Meeting of Shareholders candidates for election or re-election to the Board;

e)	to annually review the performance of the Board, the Committees and the Directors; and

f)	to empower the Audit Committee to provide regular oversight of accounting and financial reporting processes and audits of financial statements.

Section 5 - Delegation of Management: The Board delegates the management of the Corporation to the CEO and the other members of the Executive Management, except for a) the non-transferable duties set forth in Section 3 and Section 4 above and b) the duties and competencies retained by the Board according to its rules on delegation of authority.

Section 6 - Calendar and Agenda: A calendar of regularly scheduled Board meetings as established by the Board and all regularly scheduled Committee meetings shall be prepared annually by the Chairman in consultation with the Committee chairs, and all interested Directors. The Chairman is responsible for setting meeting agendas for Board meetings with input from the Directors.

Section 7 - Calling of Meetings: The Board shall meet whenever required by business. One of these meetings will be scheduled in conjunction with the Corporation’s annual General Meeting of Shareholders. Meetings shall be convened by the Secretary or the Chairman or, in their absence, by any Director. Any Director may request that the Chairman convene a meeting as soon as practicable, subject to providing a reason for so requesting a meeting.

Section 8 - Notice of Meetings: Notice of any meeting stating the place, date and hour of the meeting shall be given to each Director either by mail, telephone, facsimile, e-mail or any other electronic means on not less than 48 hours notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate and which is reasonable in the circumstances. Items on the agenda shall be set forth in such notice. Any Director may waive any notice required to be given by law or the Organizational Regulations, and the attendance of a Director at a meeting shall be deemed to be a waiver by such Director of notice of such meeting. These formal requirements do not have to be observed if a meeting is only convened in order to record completion of increases in share capital that have been approved by shareholders and related amendments to the Articles.

Section 9 - Chairing of Board Meetings: The Chairman shall preside at all meetings of the Board, except that in the Chairman’s absence (a) if the CEO is a Director and a different person than the Chairman, the CEO shall preside or (b) if the CEO is not a Director, a Director designated by the Directors shall preside. The Chairman shall have such additional duties as the Board may assign.

Section 10 - Proposals: At Board meetings, each Director shall be entitled to submit proposals regarding the items on the agenda. Directors may also submit proposals regarding items on the agenda in writing in advance of the meeting.

Section 11 - Quorum: A quorum of the Board shall be constituted when a majority of the Directors are present in person or participate by means of a telephone or video conference or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time, provided that at any meeting duly called, whether or not a quorum is present, a majority of the Directors present may adjourn such meeting from time to time and place to place without notice other than by announcement by the Chairman. A quorum of the Board shall not be required at meetings convened only to record the completion of increases in share capital that have been approved by shareholders and related amendments to the Articles.

Section 12 - Majority Vote: The Board shall pass its resolutions with the absolute majority of the Directors present. Directors may not be represented by alternates or other directors in a meeting of the Board.

Section 13 - Circular Resolutions: Board resolutions may also be passed by means of written resolutions (circular resolutions), in writing, by facsimile or by a signed copy sent by e-mail, provided that no Director requests, either by phone, facsimile or similar means, deliberation in a meeting, within 5 (five) calendar days after becoming aware of, but before signing, the proposed resolution. Board resolutions by means of written resolutions require the vote or communication of abstention of all of the Directors. Such resolutions may be contained in one document or in several documents in like form, each signed by one or more Directors.

Section 14 - Non-Physical Meetings: Board meetings may be held and resolutions may be passed by means of a telephone or video conference or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time.

Section 15 - Minutes: All resolutions shall be recorded. The minutes shall be kept by the Secretary or, in his or her absence, any other person designated by the Chairman. The minutes shall be signed by the Chairman and the person keeping the minutes, and must be approved by the Board.

Section 16 - Reporting: At every regular meeting, members of Executive Management shall report to the Board on business developments with respect to the Corporation. If necessary or appropriate, members of the Executive Management may be invited to attend Board meetings.

Section 17 - Right to Request Information and Access: Each Director is entitled to request from the Chairman access to corporate books and records for a purpose reasonably related to his or her position as a Director. If the Chairman rejects the Director’s request , then the Board shall decide on such request.

Section 18 - Compensation: Each Director shall be entitled to receive as compensation for such Director’s services as a Director or Committee member or for attendance at meetings of the Board or Committees, or both, such amounts (if any) as shall be fixed from time to time by the Board or a Committee. Each Director shall be entitled to reimbursement for reasonable traveling expenses incurred by such Director in attending any such meeting.

The Board or a Committee may from time to time determine that, all or part of any fees or other compensation payable to any Director shall be provided in the form of shares or other securities of the Corporation or any subsidiary of the Corporation, or options or rights to acquire such shares or other securities (including, without limitation, deferred stock units), on such terms as the Board or a Committee may determine.

Section 19 - Election of Directors: In accordance with the Articles, the General Meeting of Shareholders shall decide elections of members of the Board upon an absolute majority of the votes cast at the General Meeting of Shareholders. At any election in which the Chairman determines that the number of persons properly nominated to serve as members of the Board of Directors exceeds the number of members to be elected, members are elected by the affirmative vote of a plurality of the votes cast (in person or by proxy) at the General Meeting of Shareholders. A “plurality” means that the individual who receives the largest number of votes cast for a board seat is selected to that board seat.

D	Officers

Section 1 - Number of Officers: The officers of the Corporation shall consist of a CEO, a President, a Chief Financial Officer, a Treasurer, one or more Vice Presidents, a Secretary, and such other officers and assistant officers and agents as may be elected or appointed by the Board from time to time. Any number of offices may be held by the same person.

Section 2 - Election and Term of Office: At the first meeting of the Board held after each annual General Meeting of Shareholders, the Board shall elect or appoint, from within or without their number, the CEO, President and Chief Financial Officer and such other officers as may be deemed advisable, each of whom shall have the powers, rights, duties and responsibilities provided for in these Organizational Regulation or resolutions of the Board not inconsistent therewith. In the absence of an election or appointment of a CEO or Chief Financial Officer by the Board, the person or persons exercising the principal functions of those offices are respectively deemed to have been elected to those offices. Each Officer shall hold office until his or her successor shall have been duly elected or appointed or until his or her prior death, resignation or removal.

Section 3 - Removal and vacancies: Any Officer may be removed from his or her office by the Board at any time, with or without cause. Such removal, however, shall be without prejudice to the contract rights of the Officer so removed. If there be a vacancy among the Officers of the Corporation by reason of death, resignation or otherwise, such vacancy shall be filled for the unexpired term by the Board.

Section 4 - CEO: One of the Officers shall be appointed CEO of the Corporation by the Board. The CEO shall have such powers and perform such duties as may be conferred upon him or her by the Board. The CEO shall:

a)	Be responsible for the general active management of the business of the Corporation;

b)	See that all orders and resolutions of the Board are carried into effect;

c)	Perform such duties as may be prescribed, from time to time, by the Board; and

d)	Render to the Board, whenever requested, an account of all material transactions by the CEO.

Section 5 - President: The President shall be appointed by the Directors and shall have such powers and perform such duties as the Board may assign. The President shall:

a)	Perform such duties as may be prescribed, from time to time, by the Board or by the CEO; and

b)	Render to the CEO or the Board, whenever requested, an account of all transactions by the President.

Section 6 - Vice Presidents: Each Vice President shall perform such duties as may be prescribed, from time to time, by the Board or the CEO.

Section 7 - Chief Financial Officer: The Chief Financial Officer shall:

a)	Keep accurate financial records for the Corporation;

b)	Deposit all money, drafts, and checks in the name of and to the credit of the Corporation in the banks and depositories designated by the Board;

c)	Endorse for deposit all notes, checks, and drafts received by the Corporation as ordered by the Board, making proper vouchers therefor;

d)	Disburse corporate funds and issue checks and drafts in the name of the Corporation, as ordered by the Board;

e)	Perform such duties as may be prescribed, from time to time, by the Board or by the CEO; and

f)	Render to the CEO or the Board, whenever requested, an account of all transactions by the Chief Financial Officer and of the financial condition of the Corporation.

Section 8 - Treasurer: The Treasurer shall have the power and authority to make and endorse notes, drafts and checks and other obligations necessary for the transaction of the business of the Corporation except as otherwise provided in these Organizational Regulations. The Treasurer shall perform such duties as may be prescribed, from time to time, by the Board, the CEO or the Chief Financial Officer.

Section 9 - Secretary: It shall be the duty of the Secretary to make and keep records of the votes, doings and proceedings of all meetings of the shareholders and Board of the Corporation, and of its Committees, and to authenticate records of the Corporation. The Secretary shall give notice of meetings of the Board and shall perform like duties for the Committees when so required.

Section 10 - Other Officers: The powers and duties of all other Officers are at all times subject to the control of the Directors, and any other Officer may be removed at any time at the pleasure of the Board.

Section 11 - Change in Power and Duties of Officers: Anything in these Organizational Regulations to the contrary notwithstanding, the Board may, from time to time, increase or reduce the powers and duties of the respective Officers of the Corporation whether or not the same are set forth in these Organizational Regulations and may permanently or temporarily delegate the duties of any Officer to any other Officer, agent or employee and may generally control the action of the Officers and require performance of all duties imposed upon them.

Section 12 - Delegation of Authority: All contracts, deeds, mortgages, bonds, notes, checks, conveyances and other instruments shall be executed in the name and on behalf of the Corporation by the Chairman of the Board, the CEO, the President, the Chief Financial Officer, any Vice President, the Treasurer, the Secretary or by such other persons, in each case as may be designated or authorized, from time to time, by the Board or sub-delegated by the CEO (without releasing the CEO from his or her responsibility) having regard to the limitations provided by law, the Articles, the Organizational Regulations and other regulations or charters as may be adopted by the Board of the Corporation from time to time.

Section 13 - Compensation: The Officers of this Corporation shall receive such compensation for their services as may be determined, from time to time, by a resolution of the Board or a Committee.

E	Board Committees

Section 1 - General: The Board may, by resolution passed by a majority of the whole Board, designate one or more Committees, each Committee to consist of one or more of the Directors, as designated by the Board with respect to the preparation and implementation of its decisions or the supervision of the business. At all meetings of any Committee, a majority of its members (or one member, if the Committee is comprised of only one or two members) shall constitute a quorum for the transaction of business, and the act of a majority of the members present shall be the act of any such Committee, unless otherwise specifically provided by law, the Articles or the Organizational Regulations. The Board shall have the power at any time to change the number and members of any such Committee, to fill vacancies and to discharge any such Committee subject to requirements imposed by law and stock exchange listing rules.

Section 2 - Governing Procedural Rules: With respect to procedural matters, the relevant sections under chapter C above shall apply also to meetings of Committees, unless different provisions shall be prescribed by the Board. Each Committee shall serve at the pleasure of the Board. Each Committee shall keep minutes of its meetings and report the same to the Board when required and shall observe such procedures as are prescribed by the Board.

Section 3 - Standing Committees: The standing Committees of the Board shall be the Audit and Finance Committee, the Compensation Committee, the Governance Committee and any other Committees designated by the Board. The responsibilities and qualifications of the Audit and Finance Committee, the Compensation Committee and the Governance Committee are set forth in the charter of each such Committee.

Section 4 - Executive Committee: The Board may designate an Executive Committee of three or more directors, one of whom shall be the CEO if a Director and at least one of whom shall be independent of management. In the event of an emergency, if one or more of the members is absent, any of the remaining independent directors shall be an alternative member for each member so absent, chosen by the length of service on the Board. The Board shall designate one member of the Executive Committee as chairman. The Executive Committee shall exercise all other powers of the Board between the meetings of the Board other than those set forth in Section 3 above; provided that the Executive Committee shall not have authority to alter or amend these Organizational Regulations. The Board shall have the power at any time to change the membership of or to dissolve the Executive Committee. The Executive Committee shall take no action except by unanimous approval of all its members. The Executive Committee shall meet at the request of the chairman or any member with proper notice. In an emergency, any member of the Board or any Officer may call a meeting of the Executive Committee. Regular minutes will be kept of Executive Committee proceedings and shall be reported at the next following meeting of the Board; such report shall become a part of the record to which such report is presented.

F	General Provisions

Section 1 - Signatory Power: The Directors, Officers and other persons authorized to represent the Corporation and its subsidiaries shall have single or joint signatory power, as determined to be appropriate by the Board.

Section 2 - Fiscal Year: The fiscal year of the Corporation shall be fixed by the Board of Directors.

G	Final Provisions

Section 1 - Entering into Force: These Organizational Regulations shall enter into force on the date of adoption by the Board.

Section 2 - Review and Amendment: These Organizational Regulations shall be reviewed and, if necessary, amended on a regular basis by a majority of the whole Board.